Form 20-F
period 2002-12-31
TELEKOM AUSTRIA AG
filed 2003-04-16
CIK 1127051

As filed with the Securities and Exchange Commission on April 16, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002
Commission file number: 1-15156

TELEKOM AUSTRIA AG
(Exact name of Registrant as specified in its charter)

AUSTRIA
(Jurisdiction of incorporation or organization)

Schwarzenbergplatz 3, 1010 Vienna, Austria
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, representing Common Stock	New York Stock Exchange

Common Stock, no par value	Vienna Stock Exchange New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

NONE

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Stock, no par value	500,000,000

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[x]	Yes	[ ]	No

     Indicate by check mark which financial statement item the registrant has elected to follow.

[ ]	Item 17	[x]	Item 18

TABLE OF CONTENTS

	PART I

Item 1.	Identity of Directors, Senior Management and Advisors	2
Item 2.	Offer Statistics and Expected Timetable	2
Item 3.	Key Information	2
	Selected financial and other data	2
	Dividends	6
	Exchange rate information	7
	Risk factors	8
Item 4.	Information on the Company	12
	History and development of the company	12
	Business overview	14
	Fixed line services	15
	Mobile communications services	21
	Data communications services	26
	Internet services	28
	Sales, marketing and customer care	31
	Networks	33
	Information technology/Operations support systems	36
	Competition	36
	Properties	38
	Capital expenditures	38
	Regulation and legal framework	39
Item 5.	Operating and Financial Review and Prospects	56
	Overview	56
	Results of operations	63
	2002 compared to 2001	63
	2001 compared to 2000	85
	Liquidity and capital resources	100
Item 6.	Directors, Senior Management and Employees	106
Item 7.	Major Shareholders and Related Party Transactions	111
Item 8.	Financial Information	116
Item 9.	The Offer and Listing	120
Item 10.	Additional Information	121
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	136

	PART II

Item 12.	Description of Securities Other than Equity Securities	139
Item 13.	Defaults, Dividend Arrearages and Delinquencies	139
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	139
Item 15.	Controls and Procedures	139
Item 16.	[Reserved]	139

	PART III

Item 17.	Financial Statements	139
Item 18.	Financial Statements	139
Item 19.	Exhibits	139

i

REFERENCES

     In this annual report, “Telekom Austria” or “we” refer to Telekom Austria AG and its consolidated subsidiaries, of which mobilkom austria and its subsidiaries are a part of. “mobilkom austria” refers to mobilkom austria AG & Co KG and “mobilkom austria group” refers to mobilkom austria and its subsidiaries.

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe”, “intend”, “anticipate”, “plan”, “expect” and similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks described in “Key Information – Risk factors”, and elsewhere in this annual report. Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction initiatives or other marketing initiatives;

•	the impact of insolvencies of our major customers or international suppliers;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings of our newly integrated subsidiaries;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build outs;

•	the progress of our domestic and international investments, joint ventures and alliances;

•	the impact of our new business strategies and transformation process including the reintegration of subsidiaries and restructuring of operations;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of current and future litigation in which we are or will be involved;

•	the level of demand for our shares which can affect our business strategies;

•	our ability to further reduce our existing workforce;

•	changes in the law including regulatory, civil servants and social security, pensions and tax law; and

•	general economic conditions, government and regulatory policies, new legislation and business conditions in the markets we serve.

     Unless otherwise stated, references to market share, penetration rates and other market data throughout this annual report are estimates we have made based on official and unofficial published sources and our operating and marketing records. While we believe our estimates are accurate, estimates are inherently uncertain and those by other persons may differ from our estimates.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

SELECTED FINANCIAL AND OTHER DATA

     The following tables present a summary of consolidated financial and operating data for Telekom Austria. The financial data presented in these tables are derived from the consolidated financial statements which have been prepared in accordance with U.S. GAAP and are included elsewhere in this annual report. You should read those sections for a further explanation of the financial data summarized here. For a description of other factors which have affected or may affect our financial results, see “– Risk factors” and “Operating and Financial Review and Prospects”.

     Prior to June 28, 2002, Telekom Austria held a 74.999% interest in mobilkom austria. Due to certain substantive participating rights held by the minority shareholder, Telecom Italia Mobile International N.V., Telekom Austria’s investment in mobilkom austria was accounted for under the equity method.

     On June 28, 2002, we acquired 100% of Autel Beteiligungs GmbH, which held a 25.001% stake in mobilkom austria, from Telecom Italia Mobile International N.V., bringing our total interest in mobilkom austria to 100%. Consequently, we have consolidated mobilkom austria group effective June 28, 2002. The consolidated statement of operations for the year ending December 31, 2002 reflects Telekom Austria’s equity in earnings of mobilkom austria group through June 28, 2002 and mobilkom austria group’s results of operations for the period June 28, 2002 until December 31, 2002.

     The consolidated financial statements for the years ended December 31, 1998, 1999, 2000 and 2001 have been audited in accordance with auditing standards generally accepted in the United States of America by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and Grant Thornton – Jonasch & Platzer Wirtschaftsprüfungs- und Steuerberatungsgesellschaft-OHG. The consolidated financial statements of Telekom Austria for the year ended December 31, 2002 have been audited in accordance with auditing standards generally accepted in the United States of America by KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. The consolidated financial statements of mobilkom austria group for the year ended December 31, 2002 have been audited in accordance with auditing standards generally accepted in the United States of America by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH.

     Totals in the following tables may differ from the sum of their components as a result of rounding effects.

	Year ended December 31,

	2002	2001	2000	1999	1998

		(in EUR millions, except per share information)
Consolidated statements of operations:
Operating revenues (1)	3,118.1	2,659.7	2,814.4	2,948.2	2,830.4
Operating expenses:
Materials	(196.4)	(71.9)	(108.2)	(133.7)	(97.7)
Employee costs, including benefits and taxes	(571.3)	(567.1)	(856.7)	(645.6)	(555.1)
Idle Workforce	(29.4)	(52.0)	(8.9)	—	—
Depreciation and amortization	(1,016.3)	(904.1)	(913.8)	(864.5)	(814.6)
Impairment charges	(41.9)	(145.1)	(2.1)	—	—
Net loss from retirement of long lived assets	(18.7)	—	—	—	—
Other operating expenses	(1,186.7)	(1,114.9)	(1,223.9)	(1,036.7)	(759.0)

Total operating expenses	(3,060.7)	(2,855.1)	(3,113.6)	(2,680.5)	(2,226.4)

Operating income (loss)	57.4	(195.4)	(299.2)	267.6	604.0
Other income (expense):
Interest income	88.2	82.7	78.6	66.7	40.4
Interest expense	(244.6)	(241.0)	(239.9)	(228.1)	(212.0)
Dividend income	0.4	2.2	1.4	1.2	0.7
Equity in earnings of affiliates	140.5	195.4	36.3	117.5	136.5
Other, net	1.9	(44.0)	(38.2)	(9.5)	(6.3)

Income (loss) before income taxes, minority interests and extraordinary items	43.8	(200.1)	(461.0)	215.4	563.3
Income tax benefit (expense)	(26.1)	94.9	178.8	(14.5)	(123.4)
Minority interests	(4.9)	0.6	0.1	—	—

Net income (loss) before extraordinary items	12.8	(104.6)	(282.1)	200.9	439.9
Extraordinary loss, net of tax	0.0	0.0	(3.5)	(0.7)	(10.4)

Net income (loss)	12.8	(104.6)	(285.6)	200.2	429.5

Basic and fully diluted earnings (loss) per share	0.03	(0.21)	(0.57)	0.40	0.86

Basic and fully diluted earnings (loss) per share, excluding extraordinary items	0.03	(0.21)	(0.56)	0.40	0.88

Dividends declared and paid per share	—	—	0.28	0.67	0.41

Consolidated cash flow data:
Cash generated from operations	1,171.4	842.4	1,007.7	1,211.7	1,197.2
Cash used in investing activities	(1,176.0)	(453.2)	(893.7)	(596.2)	(916.9)
Cash from (used in) financing activities	1.8	(380.7)	(476.5)	(1,015.1)	496.3
Effect of exchange rate differences	3.7	0.1	0.2	—	—

Net increase (decrease) in cash and cash equivalents	0.9	8.7	(362.4)	(399.7)	776.5

	At December 31,

	2002	2001	2000	1999	1998

			(in EUR millions)
Consolidated balance sheet data:
Assets:
Current assets	865.3	839.2	912.0	1,422.0	1,957.3
Property, plant and equipment, net	5,000.7	4,591.8	5,069.5	5,411.1	5,603.1
Intangible assets, net (2)	1,316.6	80.7	230.3	16.5	17.4
Investments	171.3	682.2	768.6	684.8	524.3
Other assets and deferred tax assets	1,180.4	1,315.5	864.3	693.3	154.1
Due from related parties (longterm)	0.0	218.0	218.0	0.0	0.0

Total assets	8,534.3	7,727.3	8,062.7	8,227.8	8,256.2

Liabilities:
Current liabilities	2,531.0	1,680.1	1,799.4	1,755.9	2,016.7
Long-term debt, net of current portion	2,079.9	2,005.2	2,353.9	2,319.1	2,666.2
Lease obligations, net of current portion	1,076.4	1,086.9	799.0	757.3	142.1
Employee benefit obligations	232.5	378.1	448.5	248.5	213.8
Other liabilities and deferred income taxes	105.0	76.6	58.3	116.9	54.1

Total liabilities (3)	6,024.8	5,226.9	5,459.1	5,197.7	5,092.8
Stockholders’ equity	2,509.5	2,500.4	2,603.6	3,030.1	3,163.4

Total liabilities and Stockholders’ equity	8,534.3	7,727.3	8,062.7	8,227.8	8,256.2

	At and for the year ended December 31,

	2002	2001	2000	1999	1998

Other data:
Total consolidated EBITDA (as adjusted) (in EUR millions) (4)	1,163.7	905.7	625.6	1,132.2	1,418.6
Number of fixed lines (in thousands)
PSTN access lines	2,659.1	2,759.8	2,929.1	3,201.6	3,570.1
Basic ISDN access lines	430.1	398.7	331.9	247.0	152.2
Multi ISDN access lines	8.1	8.3	8.0	5.6	4.1

Total access lines	3,097.3	3,166.9	3,269.0	3,454.2	3,726.4

thereof ADSL	174.1	100.6	38.5	0.9	—
Total access channels	3,762.3	3,806.2	3,832.9	3,862.4	3,996.6
Fixed line traffic (in millions of minutes)	10,210	10,969	12,555	14,477	14,169
Number of mobile communications customers (in thousands)
Austria	3,001.4	2,849.9	2,804.3	2,259.8	1,480.9
Croatia	1,097.8	855.7	531.4	155.1	0.0
Slovenia	350.0	269.6	—	—	—
Liechtenstein	2.0	1.3	0.2	—	—

Total	4,451.2	3,976.5	3,335.9	2,414.9	1,480.9

Mobile communications traffic in Austria (in millions of minutes)	4,124	3,695	3,178	2,349	1,530
Internet customers (in thousands)
Austria (5)	846.5	666.4	293.4	106.1	58.8
Czech Republic	275.3	238.2	188.7	—	—
Total number of full-time equivalent employees, including mobilkom austria group (average)	15,714	17,549	18,560	18,650	18,720

(1)	Effective January 1, 2002, the Austrian regulatory authority approved a change in the way interconnection charges between Austrian alternative service providers are billed and collected. As a result of the change Telekom Austria is no longer a party to such transactions. Had the new regulation been in place during 2001, revenues and operating expenses in the fixed line services segment would have been lower by EUR 257.2 million. This change had no impact on operating income.

(2)	In 2002, net intangible assets increased to EUR 1,316.6 million due to the addition of goodwill, licenses, brandnames and subscriber base relating to the acquisition and consolidation of mobilkom austria group. For further information see note (8) of the accompanying financial statements.

(3)	On June 28, 2002 we acquired the remaining 25.001% of mobilkom austria from Telecom Italia Mobile International, which also held certain blocking rights that precluded us from consolidating mobilkom austria group in prior years. Our consolidated figures now include mobilkom austria group’s results of operations for the period June 28, 2002 until December 31, 2002 and are therefore not directly comparable with previous years.

(4)	We have calculated EBITDA based on operating income before depreciation, amortization and impairment charges and excluding the costs for idle workforce. Additionally, in 2002 consolidated EBITDA (as adjusted) excludes a net loss from retirement of long-lived assets of EUR 18.7 million due to a change in U.S. GAAP that requires such losses to be reported in operating income. Prior to 2002, net losses from retirements of long-lived assets are reported in “other income, net”, which is excluded from operating income.

EBITDA is used to measure the performance of segments because we think it is a good measure to show how our business is managed since it is commonly used in telecommunications industry as a comparative measure of financial performance by excluding certain variables that affect net income but do not relate to all financial aspects of a telecommunications operation.

EBITDA is also used to measure the performance of segments because we believe it is a widely accepted indicator of our ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and does not reflect funds available for dividends, reinvestments and other discretionary uses. In addition, because we have adjusted EBITDA as presented herein, this may not be comparable to similarly titled measures reported by other companies.

For further information see “Operating and Financial Review and Prospects – Results of operations – 2002 compared to 2001”.

(5)	The total number of internet customers excludes our approximately 31,000 ADSL wholesale customers who are part of our fixed line segment as of December 31, 2002.

DIVIDENDS

     The following table sets forth the annual dividends declared and paid per share based on 500,000,000 shares outstanding with respect to each of the financial years indicated. Dividends declared and denominated in U.S. dollars are based on the noon buying rate on December 31, 2002, which translated to EUR 1.00 = USD 1.0485.

	Dividends declared and paid per share

For the fiscal year	ATS	EUR	USD

1999	3.87	0.28	0.29
1998	9.16	0.67	0.70
1997	5.60	0.41	0.43

     For fiscal year 1998, Telekom Austria paid an aggregate cash dividend of EUR 333.2 million in 1999. For fiscal year 1999, Telekom Austria paid an aggregate cash dividend of EUR 140.5 million in 2000. We did not pay dividends for 2000 and 2001. We will not pay a dividend for fiscal year 2002, but in case that our results show a sufficient net income after tax as required under the Austrian stock corporation act we intend to pay a dividend for fiscal year 2003 in 2004. Under Austrian law, we may pay dividends only from net income as shown in the annual financial statements of Telekom Austria AG prepared under Austrian GAAP. We intend to pay a dividend in the amount of 50% of such profit for fiscal year 2003 in 2004. Nevertheless, the payment of future dividends depends on our earnings, financial condition and other factors, including cash requirements, our future prospects, taxation, regulations and the pay-out ratios of other European telecommunications operators. Investors should not assume that any dividend will actually be paid or make any assumption about the amount which may be paid in any given year. Furthermore, because dividends we paid out during prior years reflected our status as a state-owned company prior to 1998 and thereafter the terms of an agreement among our major shareholders, which has since been terminated, our historical pay-out ratio of dividends should not be considered as indicative of our future dividend pay-out ratio.

     Any dividends paid will be subject to Austrian withholding tax. For further information on Austrian withholding tax, see “Additional Information – Taxation – Austrian taxation”.

     The shareholders’ agreement between ÖIAG, Telecom Italia and Telekom Austria specified a dividend policy stating that at least 50% of the annual surplus must be distributed. The shareholders’ agreement was terminated in November 2002. See “Major Shareholders and Related Party Transactions”. Future dividends will be paid in Euro. Cash dividends payable to holders of ADSs listed on the New York Stock Exchange will be paid to The Bank of New York, which will convert the dividends into U.S. dollars, at the rate of exchange applicable on the date such dividends are paid, for disbursement to such holders. Cash dividends payable to the holders of shares listed on the Vienna Stock Exchange will be paid to Bank Austria Creditanstalt Aktiengesellschaft, as paying agents, in Euro for disbursement to shareholders.

EXCHANGE RATE INFORMATION

     Telekom Austria published its consolidated financial statements for 1998 and 1999 in Austrian Schilling in accordance with Austrian GAAP. These financial statements were restated in Euro in accordance with U.S. GAAP for purposes of this annual report. Beginning with fiscal year 2000, Telekom Austria began publishing its financial statements in Euro in accordance with U.S. GAAP.

     Effective January 1, 1999, Austria and eleven other member states of the European Union have adopted the Euro as the single currency in substitution for their then existing national currencies. On March 1, 2002, the Euro became the sole legal tender for Austria and the Austrian Schilling was withdrawn from circulation. Our financial statements and certain other amounts stated in Euro appearing in this document have been translated from Austrian Schilling at the official fixed conversion rate of EUR 1.00 = 13.7603 Austrian Schilling.

     Our shares are quoted in Euro on the Vienna Stock Exchange. Our ADSs are quoted in U.S. dollars and traded on the New York Stock Exchange.

     Exchange rate fluctuations between the Euro and U.S. dollar may affect the U.S. dollar equivalent of the Euro price of our shares on the Vienna Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange. In the future we will declare any cash dividends in Euro and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion of cash dividends on the shares represented by the ADSs.

     The following table shows, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the Euro. These rates are provided solely for your convenience. We do not represent that the Euro could be converted into U.S. dollars at these rates or at any other rate. The table below shows the averages of the relevant exchange rates on the last business day of each month during the period specified. The high and low columns show the highest and lowest quotes, respectively, on any business day during the relevant period. On April 10, 2003, the noon buying rate translated to EUR 1.00 = USD 1.0803.

	End of period	Average	High	Low

	U.S. dollars per EUR 1.00 (1)
Year ended December 31, 2000	0.9388	0.9207	1.0335	0.8270
Year ended December 31, 2001	0.8901	0.8909	0.9535	0.8370
October 2002	0.9881	0.9812	0.9881	0.9708
November 2002	0.9932	1.0013	1.0139	0.9895
December 2002	1.0485	1.0194	1.0485	0.9927
Fourth Quarter 2002	1.0485	1.0099	1.0485	0.9708
Year ended December 31, 2002	1.0485	0.9495	1.0485	0.8594
January 2003	1.0739	1.0622	1.0861	1.0361
February 2003	1.0779	1.0785	1.0875	1.0708
March 2003	1.0900	1.0797	1.1062	1.0545
First Quarter 2003	1.0900	1.0806	1.1062	1.0361
April 2003 (through April 10)	1.0803	1.0743	1.0904	1.0621

(1)	Based on the U.S. Federal Reserve Bank noon buying rate for the Euro. The average exchange rates for 2000, 2001 and 2002 are calculated using the rate on the last business day of each month during the given period.

RISK FACTORS

     You should carefully consider the risks described below and other information in this document. The occurrence of any of the following events could harm Telekom Austria and lead to a decline in the value of your ordinary shares.

Risks relating to our business

     We expect continuing competition in the fixed line and mobile communications markets which may have a negative impact on our revenues and profitability.

     Several of our existing and potential competitors in each of our business segments are affiliated with international telecommunications operators, some of which are incumbents in their own countries of origin, that have substantial financial resources. In addition, on the basis of the interconnection rates fixed by the regulatory authority and the availability of access to subscriber lines, numerous competitors are able to compete with us in our fixed line business with minimal or modest investments in network infrastructure and with prices that undercut our tariffs.

     The Austrian mobile communications market currently has four GSM operators with UMTS licenses and two additional UMTS license holders. One of the latter, Hutchison Whampoa, will probably commence operations in the first half of 2003, whereas the other one has already suspended its operations in Austria. In addition, one of our competitors in the fixed line business, TELE 2, has entered the mobile communications market in February 2003 as a service provider reselling mobile communications services of our competitor, Connect Austria, under its own brand name. TELE 2 intends to become a Mobile Virtual Network Operator (MVNO), with its own access number, after the new amended Telecommunication Act which may become effective after July 24, 2003. As a result of these new entrants, competition in mobile communications is likely to increase, which may impact our profitability.

     The amount paid for UMTS licenses in Austria was only EUR 103 per capita, as compared to an average of EUR 630 per capita in other European countries. We spent EUR 70 million on infrastructure and network planning by the end of 2002 and we expect that the costs of the build out will amount up to EUR 640 million in total by the end of 2010. We cannot assure investors that revenues generated from the UMTS technology will continue to justify the cost of the license or the construction of the UMTS infrastructure. Due to shortage in handsets we will have to hold the commercial launch of UMTS until sufficient UMTS handsets are available for our customers.

     As a result of liberalization, we have lost market share in the fixed line and mobile communications services markets and we have reduced our tariffs in response to increasing downward pressure on tariffs. Intensifying competition from existing and new operators may result in additional losses of market share and further tariff reductions. Other factors that may increase competition include new forms of telecommunications that circumvent conventional tariff structures as well as licensening schemes and alternative technologies such as providing wireless access. See “Information on the Company – Competition”.

     Furthermore, to date, the Austrian Telecommunications Act does not include any obligation for mobile operators to make mobile number portability available to customers. The new European Regulatory Framework does, however, specify such an obligation. This obligation will have to be implemented in Austria by July 2003. Although mobilkom austria has objected to some provisions of the proposed Telecommunications Act relating to mobile number portability, we are participating in discussions between mobile operators and the regulatory authority with a view to implementing a solution by July 2003. Because of continuing competition, the main challenge we face is maintaining our leadership in the Austrian telecommunications market. If we do not manage to maintain this leadership, our revenues, profitability and growth may be adversely affected.

     Approximately 90% of our revenues come from the Austrian market. Growth in the Austrian mobile communications market has slowed down and the fixed line market is saturated. If we have difficulties retaining our customers and finding new sources of revenues through the introduction of new products our profitability may decline.

     Our primary business is the provision of communications services in Austria. While we expect moderate growth for mobile communications, data communications and internet services we expect no growth in the use of voice telephony through fixed lines. The number of fixed lines may further diminish as more customers migrate to mobile communications and alternative fixed network operators.

     Austria has one of the highest penetration rates of mobile communications in Europe, reaching approximately 83.1% at December 31, 2002. Although competition based on handset subsidies has diminished in Austria, competition based on price, subscription options offered, coverage and service quality remains intense. Since the market is reaching maturity in terms of subscriber growth, we are focusing on retention of the existing customer base. Since customer retention expenses are substantial, significant customer defections would have an adverse effect on our results of operations.

     We need to complete the implementation of a sizeable reduction of our existing workforce.

     To cut our costs and enhance our competitiveness, we have substantially reduced our existing workforce and we intend to continue to do so over the next few years and improve productivity. However, approximately 57% of all employees of our group are civil servants who cannot be dismissed except for cause. The measures we have implemented include early retirement packages that entail significant costs in the short-term. We cannot assure you that these measures will be successful in achieving a reduction of personnel costs. In addition, these measures may have a negative overall impact on the morale of our employees.

     Our customer tariffs for fixed line services are generally subject to prior approval by the regulatory authority and we may be forced to decrease our fixed or mobile interconnection rates. These restrictions may limit our flexibility in pricing, particularly in bidding for contracts from the public sector, and may adversely affect our profitability.

     Changes to our tariff structure are generally subject to prior approval by the regulatory authority, whereas our competitors are generally free to alter their prices without any prior approval. As a consequence, our competitors may be more nimble at setting a pricing structure that exploits changes in the market, thus increasing their market shares. Our interconnection rates in our fixed and mobile networks may be decreased by the regulatory authority in 2003 again, which may adversely affect our profitability. They may also be more successful in bidding for contracts from the public sector which could have an adverse effect on our results of operations. For further information see “Information on the Company – Regulation and legal framework – Legal framework – Procurement law and Telecommunications Act”.

     The extent to which we must share our infrastructure with our competitors remains to be settled by a new telecommunications act, the Austrian regulatory authority and the courts. A regulatory framework unfavorable to us in any of the markets in which we operate could cause our revenues and growth to decline.

     The adoption of new, or modifications to existing laws, regulations, licenses or policies by the regulatory authorities overseeing the Austrian telecommunications market or interpretations thereof by the courts, may have a material adverse impact on our business, financial condition and results of operations.

     Some important regulatory issues remain to be settled. These include the following:

•	We do not know the extent to which we will be obliged to share our infrastructure, including technical facilities and administrative services, with other operators or the price we may charge for such sharing. The new EU regulatory framework has to be implemented into national law. Thus, the principle of neutrality in terms of technology could lead to an extended regulation of infrastructure and services which have not been subject to regulation so far, e.g., mobile communications and the internet. In July 2002, the Minister of Infrastructure published a proposal for a revised Telecommunications Act which would enlarge the competences of the regulatory authority. In several decisions in 2001, the regulatory authority decided that we must also allow partial unbundling of our local loop to other fixed network operators and to internet service providers. We have appealed these decisions. If we are not successful, the decisions could significantly affect our profitability and, with respect to access to internet service providers, the integrity of our network.

•	We are required to provide other telephone network operators access to our local network infrastructure at fees determined by the regulatory authority. These fees are currently subject to several appeals pending before the Austrian High Courts. The outcome of these proceedings is uncertain. Should the courts reduce our fees, particularly if they are reduced retroactively, our competitive strength may be damaged and our revenues may decline. In addition, if the regulatory authority decides to significantly decrease the price for providing these services, it could affect our competitiveness and decrease our revenues.

•	In July 2002, the regulatory authority ordered us to submit to it for review by October 7, 2002 a resale offer covering access services to enable all our competitors to bill, among other things, monthly line rental costs directly to the customers. We are currently negotiating the exact conditions, particularly the prices, with several competitors. Competitors who accept our approved offer would gain direct access to those customers, which could have a serious adverse impact on our customer relationships, and potentially, on our revenues.

     The risk relating to the insolvency of major customers or international suppliers may have an impact on our revenues or profitability.

     Some of our large wholesale customers face severe liquidity constraints. Insolvencies of these customers might expose us to risks in connection with settlement of our accounts receivables. Insolvencies of major international suppliers of bandwidth might have an adverse effect on the availability of the connectivity we need to provide services to our customers.

     The value of our international investments in telecommunications companies outside Austria, particularly in Central and Southeastern Europe, may be adversely affected by political, economic and legal developments in these countries.

     We have made significant equity investments in telecommunications operators in the Czech Republic, Slovenia and Croatia and may make further investments in countries of Central and Southeastern Europe. These countries have political, economic, and legal systems that are still in the process of transformation. Political or economic disruption or changes in laws and their application may harm the companies in which we have invested. This may impair the value of these investments.

     Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

     Concern has been expressed that the electromagnetic signals from mobile handsets and transmission masts, which serve as antennae for transmitting radio signals, may pose health risks and interfere with the operation of electronic equipment. Actual or perceived risks of transmitters and receivers, and related publicity, litigation or legislative actions could reduce the growth rate of our mobile communications business, customer base, or average usage per customer. Environmental objections may also impair our ability to augment our infrastructure, including primarily our mobile network, and reduce the willingness of contract partners to renew site contracts for mobile sites in the upcoming years.

Risks relating to our shares

     Our major shareholder, ÖIAG, will continue to exercise significant influence over our strategic direction and major corporate actions, and ÖIAG’s interests may not be aligned with those of other shareholders.

     Österreichische Industrieholding AG (ÖIAG) continues to hold a controlling interest in our shares. This level of shareholding gives ÖIAG very significant rights to determine our strategic direction and to determine what matters are brought to shareholders for a vote. The issues that may be influenced by ÖIAG include any merger, any acquisition or divestiture of material assets, approval of the annual financial statements, declaration of dividends, capital increases, and the election and removal of members of our Supervisory Board. The interests of ÖIAG in deciding these matters and the factors ÖIAG considers in exercising its votes could be different from other shareholders’ interests. This could have the effect of delaying, or preventing a change of control, or a merger, consolidation, takeover or other business combination that shareholders might otherwise approve. For further information see “Major Shareholders and Related Party Transactions – Relationship with the Republic of Austria and ÖIAG”.

     The future sale of a substantial number of our shares or ADSs could negatively affect our share price.

     The agreements signed on June 6, 2002 among ÖIAG, Telecom Italia International (TII) and ourselves permit ÖIAG and TII to dispose of their shares in us in the public market as well as in private transactions. According to certain agreements signed between TII and ÖIAG, TII is entitled to sell up to all of its shares in us in one or more public market or private transactions. In addition, although the agreements signed on June 6, 2002 limit the circumstances under which we may undertake a capital increase, such an increase may be undertaken for an acquisition or to obtain or maintain an investment grade credit rating. See “Major Shareholders and Related Party Transactions – Relationship with Telecom Italia”.

     In addition, we, ÖIAG and TII have agreed with three investment banks which acted as joint global coordinators in connection with the sale of 75,000,000 of our shares by TII in November 2002 that each of us,

ÖIAG and TII will not sell additional of Telekom Austria shares until May 7, 2003 without the prior written consent of the three investment banks.

     The market price of our shares could fall as a result of sales of substantial amounts of shares in the public market, or that a large number of shares is available for sale.

     ÖIAG is now free to sell the shares they own in us to another investor, which could lead to a change in control of Telekom Austria.

     The prohibitions contained in the shareholders agreement between ÖIAG and TII on selling shares in us, terminated upon the sale by TII of 75,000,000 of our shares in November 2002. ÖIAG is now free to sell its shares in us in a private sale to another investor. See “Major Shareholders and Related Party Transactions – Relationship with Telecom Italia”. In March 2003, the newly formed Austrian government announced its stated policy to privatize us entirely.

     A change of control as defined in the Austrian Takeover Act would require the investor to make a compulsory offer to our remaining shareholders, which may be at a price which represents a discount of up to 15% below the highest sum paid by the investor to any of our former shareholders in the preceding twelve months. A change of control followed by a compulsory offer would therefore be likely to reduce the liquidity of our shares in the public markets and could eventually lead to their delisting from the Vienna and New York Stock Exchanges. See “Additional Information – Takeover rules”.

     Currency fluctuations may adversely affect the trading prices of our common stock and ADSs and the value of any distributions we make.

     The value of the Euro against the U.S. dollar has appreciated significantly since January 2002. Before that point the value of the Euro against the U.S. dollar had generally declined and had fluctuated significantly. Because our common stock is traded in Euro and our ADSs are traded in U.S. dollars, fluctuations in the exchange rate between the two currencies may affect the relative value of your investment. In addition, should we make any distribution on our common stock in Euro, the depositary will convert such distributions to U.S. dollars. If exchange rates fluctuate before the depositary converts the currencies, shareholders may lose some of the value of the distribution.

     Shareholders’ rights are governed by Austrian law and differ in some respects from the rights of shareholders under U.S. law.

     We are a stock corporation organized under the laws of the Republic of Austria. The rights of holders of our ordinary shares, and, therefore, many of the rights of our ADS holders are governed by our Articles of Association and by Austrian law and the laws of the European Union. These rights differ in some respects from the rights of shareholders in typical U.S. corporations. In particular, Austrian law significantly limits the circumstances under which shareholders of Austrian corporations may bring derivative actions. In addition, it may be difficult for shareholders to prevail in a claim against us under, or to enforce liabilities predicated upon, U.S. securities laws.

     It may not be possible for shareholders to enforce judgments of U.S. courts against members of our Supervisory Board or Management Board.

     Telekom Austria is an Austrian stock corporation. The members of our Supervisory Board and Management Board are non-residents of the United States. In addition, our assets and the assets of members of our Supervisory Board and Management Board are located in whole or in substantial part outside the United States. As a result, it may not be possible for shareholders to enforce against us or the members of our Supervisory Board and Management Board judgments obtained in United States courts based on the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages and judgments rendered in the United States or elsewhere may be unenforceable in Austria.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

     Telekom Austria AG is a stock corporation (Aktiengesellschaft) organized under the laws of the Republic of Austria. It is the parent company of the consolidated Telekom Austria Group (“Telekom Austria”) providing a wide range of advanced fixed line, mobile, data and other communications services, such as internet.

     The corporate headquarters and the principal executive offices of Telekom Austria are located at Schwarzenbergplatz 3, 1010 Vienna, Austria and are expected to be transferred to Lassallestraße 9, 1020 Vienna in the course of 2003. The telephone number is +43 (0)590591 0 and our homepage on the World Wide Web is at http://www.telekom.at. Reference to our website does not incorporate the information contained on the website into this annual report.

     Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York, 10011.

     Before the liberalization of the Austrian telecommunications market in 1998, the Post- und Telegraphenverwaltung, or PTV, and its successor Post und Telekom Austria AG, or PTA, had the exclusive right to provide telecommunications services in Austria. PTV was an integrated part of the federal property administration of the Republic of Austria and a department of the Federal Ministry of Science and Transportation. As a consequence of the liberalization of the telecommunications sector, PTV was transformed into a private stock corporation. The Austrian Post Restructuring Act (Poststrukturgesetz) of 1996 created Post und Telekom Austria AG as the successor to PTV to continue its activities in telecommunications, postal services, and public transportation. PTA was created on May 1, 1996 as a wholly-owned subsidiary of Post- und Telekom Beteiligungsgesellschaft mbH, or PTBG, a holding company wholly-owned by the Republic of Austria, which exercised its ownership through the Federal Minister of Finance.

     In October 1996, Post und Telekom Austria AG transferred its mobile communications business to its wholly-owned subsidiary mobilkom austria. In April 1997, Post und Telekom Austria AG sold 25% plus one share of mobilkom austria to STET Mobile Holding N.V., at the time a joint subsidiary of STET International S.p.A., Telecom Italia Mobile S.p.A. and Telecom Italia.

     In July 1998, Post und Telekom Austria AG’s telecommunications business became Telekom Austria AG owned by Post und Telekom Austria AG. Only a few months later in October 1998, Post und Telekom Austria AG sold 25.00007% of Telekom Austria to STET International Netherlands N.V., a joint subsidiary of STET International and Telecom Italia.

     In May 2000, the Austrian parliament passed the ÖIAG Act 2000 (ÖIAG-Gesetz 2000), under which PTBG and Post und Telekom Austria AG, the latter owning 74.99993% of Telekom Austria, merged with Österreichische Industrieholding AG (ÖIAG), an industrial holding company wholly owned by the Republic of Austria. As a result, ÖIAG held 74.99993% of the share capital of Telekom Austria, and Telecom Italia indirectly held the remainder.

     In November 2000, ÖIAG, sold a portion of its shareholding in Telekom Austria as part of the initial public offering in Austria and the United States of America and as a private placement elsewhere. As a result, 22.4% of our share capital was held by widely dispersed retail and institutional investors. After the offering, ÖIAG retained 47.8% (currently 47.2%) of our share capital. Telecom Italia S.p.A., through a subsidiary, owned the remaining 29.8%.

     In May 2002, we decided to reintegrate some of our main subsidiaries into Telekom Austria. On October 1, 2002, we merged with our wholly owned subsidiaries Datakom Austria GmbH, Jet2Web Internet Services GmbH and Jet2Web Network Services GmbH and the wholly owned subsidiary of Datakom Austria GmbH, Datakom International Solutions GmbH, effective as of December 31, 2001. We believe that these mergers will strengthen our market position by establishing a customer-focused organization of our wireline segment, comprising voice telephony, data communications and internet.

Change in mobilkom austria’s corporate form and ownership

     In March 2001, in order to realize a number of benefits, including an increase in Telekom Austria’s liquidity and favorable tax treatment, we converted mobilkom austria AG into a limited partnership called mobilkom austria AG & Co KG. The conversion did not change our interest in mobilkom austria, or the rights of the two shareholders in mobilkom austria, except as described under “Major Shareholders and Related Party Transactions”. A newly formed mobilkom austria AG was created to act as general partner of mobilkom austria AG & Co KG.

     Prior to June 28, 2002, Telekom Austria held 75% minus one share of common stock interest in mobilkom austria AG and a 74.999% interest in mobilkom austria AG & Co KG. On June 28, 2002, we acquired 100% of Autel Beteiligungs GmbH, which held 25% plus one share of common stock interest in mobilkom austria AG and 25.001% stake in mobilkom austria AG & Co KG, from Telecom Italia Mobile International N.V. (the successor of STET Mobile Holding N.V.), bringing our total interest in mobilkom austria to 100%. For further information see “ Major Shareholders and Related Party Transactions - Relationship with Telecom Italia”.

Change in Telekom Austria AG’s ownership

     On June 28, 2002, Telecom Italia and ÖIAG agreed upon a structure of phased exit of both parties and entered into a Share Transfer Restriction Agreement. For further information see “Major Shareholders and Related Party Transactions – Relationship with Telecom Italia”. Pursuant to the Share Transfer Restriction Agreement on November 8, 2002 Telecom Italia sold 75,000,000 shares in a private placement to institutional investors in the United States of America (qualified institutional buyers) as well as to professional investors in Austria and outside the Unites States of America under Regulation S of the U.S. Securities Act of 1933. This transaction decreased the stake of Telecom Italia International N.V., a subsidiary of Telecom Italia S.p.A., in Telekom Austria AG to 14.8%. As a result of the termination of the syndicate agreement between ÖIAG and Telecom Italia, both of Telecom Italia’s representatives have resigned from Telekom Austria’s Supervisory Board. For further information see “ Major Shareholders and Related Party Transactions – Relationship with Telecom Italia”.

BUSINESS OVERVIEW

     We operate our business in the following four strategic business segments:

•	fixed line services, including traditional voice telephony;

•	mobile communications services;

•	data communications services; and

•	internet services.

     We are the market leader in Austria in all of our business segments.

     On May 21, 2002, our Supervisory Board approved the reintegration and merger of Datakom Austria GmbH, Datakom International Solutions GmbH, Jet2Web Internet Services GmbH and Jet2Web Network Services GmbH into Telekom Austria. We believe that these mergers will strengthen our market position by combining our voice telephony, internet and data communications activities into one customer-focused organization. On October 1, 2002 these companies have been incorporated into Telekom Austria with effect from December 31, 2001. As of January 1, 2003 we finalized the reorganization of our operation into two distinct operating segments, wireline, which will include fixed line, data communications and internet services and wireless, consisting of the mobile communications segment and a third segment “others” which includes primarily our treasury activities.

     Starting in 2000, we have worked intensively to improve our image among consumers. We launched an extensive marketing campaign aimed at improving our image as a service-orientated organization. An independent Austrian market research company ranked us as having the best impression of overall advertising and the best overall image, gave us the second place for our pricing image in Austria, and found a 98% awareness of our brand by the Austrian population.

     The reintegration of our data and internet services businesses into Telekom Austria AG will enable us to offer customers one-stop solutions for a full range of integrated services. We have also implemented additional customer service initiatives such as campaigns to change the customers’ price perception of our products, welcome calls for new customers, special tariff offers for a limited period, days on which certain voice minutes are free of charge and other activities to improve customer retention and to win back customers. In June 2002, we introduced a new brand and logo meant to demonstrate our commitment to our customers and to symbolize stability, confidence, security and competence.

Overview of Telekom Austria’s revenues

     Our operating revenues are derived principally from fixed line services, which consist primarily of traffic and access related services of voice telephony, and mobile communications services. We also obtain revenues from data communications services and internet services. The growth in mobile communications and internet services, including revenues from subsidiaries outside of Austria has offset the decline in fixed line services. The following table shows our operating revenues for each of our reporting segments for the years 2000 to 2002.

     On June 28, 2002 we acquired Telecom Italia Mobile International’s stake in mobilkom austria. As a result of the acquisition, we gained full strategic and operating control of our mobile communications business. Thus, our consolidated statement of operations for the fiscal year ending 2002 reflects our equity in earnings of mobilkom austria group through June 28, 2002, and consolidates mobilkom austria group’s results of operations for the period from June 28, 2002 until December 31, 2002.

     Our consolidated figures are therefore not directly comparable with previous years. Furthermore, although we were unable to consolidate mobilkom austria group in prior years, we have always managed the business of mobilkom austria group. To facilitate a discussion of results on a comparable basis, we are providing supplemental total managed data below. The total managed data shown in this report include 100% of mobilkom austria group’s financial statements for all periods presented. For a discussion of our operating revenues and more details, see also “Operating and Financial Review and Prospects – Results”.

	2002	2001	2000

	(in EUR millions)
Operating revenues:
Fixed line services	2,057.2	2,456.7	2,654.8
Data communications services	330.0	330.2	312.8
Internet services	119.6	99.5	61.1
Mobile communications services	1,002.5	—	—
Intersegmental eliminations and others	(391.2)	(226.7)	(214.4)

Consolidated operating revenues	3,118.1	2,659.7	2,814.4

Mobile communications services - prior to consolidation	906.9	1,713.2	1,501.0
Intersegmental eliminations	(116.8)	(429.4)	(418.3)

Total managed operating revenues	3,908.2	3,943.5	3,897.2

     Approximately 10% of Telekom Austria’s total managed revenues in 2002 are derived from activities outside of Austria, mainly in the mobile communications services.

     Austria has demonstrated a strong demand for communications services, with a mobile user penetration rate of approximately 83.1% at December 31, 2002, one of the highest in the European Union. Internet user penetration in Austria was approximately 50% at the same date based on a population of 6.7 million persons aged 14 and older, placing Austria above the average of the European Union countries (source: AIM Austrian Internet Monitor, Fessel–GfK/Integral, 4th quarter 2002).

Fixed line services

     In 2002, our fixed line services segment generated revenues of EUR 2,057.2 million before intersegmental eliminations. Fixed line voice telephony services in particular continue to be our most significant revenue contributor, representing approximately 53% of total managed revenues in 2002. Approximately 13% are internal revenues, mainly with the mobile communications segment and with the data communications segment.

     Market position

     We are the leading provider of fixed line telecommunications services in Austria. At December 31, 2002, we had a market share of 55.3% of voice telephony, including internet dial-up, carried over fixed network based on traffic volume and we serviced 3.1 million access lines in Austria, of which 438,200 operate on our Integrated Services Digital Networks (ISDN). ISDN networks allow simultaneous, fully digital transmission of voice and data at higher speed than over normal access lines. Our network infrastructure covers all of Austria and is fully digital. We are also the leading provider of wholesale fixed line services in Austria. In 1999, we were one of the first incumbent telecommunications companies in Europe to introduce Asymmetrical Digital Subscriber Lines (ADSL) services. ADSL is one of the xDSL technologies that permits the transmission of data at very high speeds using a standard copper access line.

     In 2002, for the first time since the liberalization of the telecommunications market in Austria, we were able to stabilize our fixed line market position and even increase our market share in the second and third quarter of 2002. At the end of 2001, we identified three main drivers to improve business performance, which were implemented in 2002: targeted win-back campaigns, mobilization of the most important sales channels, and promotional campaigns.

     Primary services

     Fixed line services is our largest business segment and includes:

•	network access for end users;

•	traffic services, including local, national and international long distance, fixed-to-mobile and internet dial-up calls; and

•	services provided to other carriers.

     We also offer other products and services, including customer premises equipment, value-added services, call management services, public payphone services, call center services and directory publications.

     Access

     We provide traditional telephone line access, also called Public Switched Telephone Network access (PSTN), and ISDN basic and multi access. Unlike a PSTN telephone line which offers a single access channel, an ISDN basic line provides two channels and an ISDN multi-line provides 30 channels which can be used for simultaneous voice and data transmission at higher speeds. Since November 1999, we have offered our customers high speed data transmission via ADSL. In 2002 the whole ADSL-access-portfolio (AonSpeed) with modules for download volume or online time was re-launched in order to increase the flexibility for the customers and therefore the customer value. At December 31, 2002, we had installed about 174,100 ADSL lines. We are required by law to grant other operators access to our subscriber lines, also called the local loop. In addition, under the Austrian universal service obligation, we are required to provide the following services throughout Austria:

•	access to public voice telephony via a fixed line including fax, modem and data transmission;

•	free and unrestricted access to emergency services;

•	access to directory inquiry services;

•	access to telephone directories; and

•	nationwide provision of public payphone services at accessible locations.

     Traffic services

     We offer a variety of calling services to residential and business customers throughout Austria. These services include local, long distance, fixed-to-mobile and internet dial-up at different tariffs. We provide international fixed line voice services to destinations worldwide.

     Carrier services

     Our carrier services unit is providing wholesale services for both national and international fixed and mobile telecommunications operators.

     Our domestic carrier services include call origination and termination, transit and access to other services, including freephone and premium rate services, emergency and directory inquiry services. At December 31, 2002, we had entered into interconnection agreements with 22 fixed-line and 6 mobile licensed operators in Austria. Separate fixed and mobile interconnection agreements were entered into with all six mobile operators. Our international carrier services include:

•	Call termination. We deliver international incoming calls to Telekom Austria customers or subscribers of other network operators.

•	Voice transit service. This service consists of routing traffic via our international network. We also act as account intermediary.

•	Signaling for international roaming.

•	Bandwidth transit services. Due to Austria’s geographic location, we are in a position to offer transit capacity on our international network among the eight countries that border Austria.

•	International internet access. We provide connections to the networks of other European countries, the United States and worldwide.

•	Network build out. We use our technical experience to plan, build out, operate and maintain networks for our competitors.

•	With the extension of the Jet2Web Stream we expanded our broadband activities abroad. The transmission capacity of the fiber optic ring built in 2001 to connect Vienna to Prague, Frankfurt, Munich and Salzburg had to be increased in 2002. The second part of this network connecting

Vienna, Bratislava and Budapest started operation in mid 2002. An extension of the network to Slovenia and Italy is currently in preparation. A further extension to Croatia is planned for the third quarter of 2003. All parts of this network can be expanded up to 320Gbit/s which would allow us to adjust capacity step-by-step to growing demand.

     Access lines and traffic volume

     Access lines

     The following table shows selected data relating to our PSTN and ISDN lines for the periods indicated. The figures exclude payphones, but include our internal lines and approximately 259,100 lines for qualifying low income persons at December 31, 2002. The service for low income persons includes free monthly rental and one hour of free local traffic per month. We receive reimbursement from the government for each of these lines. For further information see “- Regulation and legal framework — Major regulatory decisions affecting Telekom Austria”. Each PSTN line includes one access channel, each basic ISDN line includes two access channels and each multi ISDN line includes 30 access channels.

	At December 31,

	2002	2001	2000

	(in thousands)
Number of fixed lines:
PSTN access lines	2,659.1	2,759.8	2,929.1
Basic ISDN access lines	430.1	398.7	331.9
Multi ISDN access lines	8.1	8.3	8.0

Total access lines	3,097.3	3,166.9	3,269.0

of which ADSL	174.1	100.6	38.5
Total access channels	3,762.3	3,806.2	3,832.9

     To date, the major portion of the demand for our ISDN lines has come from business customers. The number of our ISDN lines increased from approximately 407,000 at December 31, 2001, to approximately 438,200 at December 31, 2002, representing an increase of 7.7%. The decline in the number of our PSTN lines is primarily due to increased migration to mobile networks and substitution by ISDN lines. At December 31, 2002, we had installed approximately 174,100 ADSL lines, of which 17.8% are provided to other operators.

     Traffic volume

     The following table shows selected information regarding our national fixed line traffic for the periods indicated. It includes all minutes of tariff packages that are charged generally by the minute, as well as free minutes at certain times of the week.

	Year ended December 31,

	2002	2001	2000

	(in millions of minutes)(1)
Fixed line traffic:
Local traffic	3,765	4,335	6,227
National long distance traffic	842	823	1,008
Fixed-to-mobile traffic	826	830	941
International traffic	472	476	507
Internet dial-up traffic	4,305	4,505	3,872

Total fixed line traffic	10,210	10,969	12,555

(1)	All amounts exclude interconnection traffic, products offered under flat fee, and payphone traffic.

     Our one-time internet offer, Complete, is not included in the data presented above. Although we stopped offering this flat rate internet product in 2000, for which the minutes used are not charged, the corresponding traffic still exists as shown in the table below.

	Year ended December 31,

	2002	2001	2000

	(in millions of minutes)
Onetime Internet offer	3,801	3,593	2,817

     The overall mix of our fixed line traffic continued to change during 2002, reflecting an increasingly competitive environment. In 2002, the decrease in traffic was due to the loss of market share in the local and internet dial-up traffic.

     In 2002, our customers generated 471 million minutes of outgoing international traffic through our fixed line network, compared to 476 million minutes in 2001 and 507 million minutes in 2000. We introduced new tariffs in 2000 which lowered the average tariffs for international tariffs and changed the perception of our customers that international calls are high priced. This resulted in a reduction of decline rates in minutes of outgoing traffic of 0.9% in 2002 compared to 6.1% in 2001. Our principal outgoing international traffic routes are to Germany, Switzerland and Italy and accounted for approximately 53.7% of our total outgoing international traffic during 2002.

     Carrier traffic

     Our incoming and outgoing international traffic includes calls to and from our customers and customers of other network operators routed through our network. Traffic minutes of international incoming and outgoing calls, especially incoming calls to fixed and mobile networks, increased due to more effective sales activities.

     Tariffs

     The introduction of new tariffs for national and international calls in 2000 resulted in tariff reductions of up to 58%. With the introduction of our “pay-per-second” tariff scheme, the so-called TikTak tariffs, in 2001, we reduced the average decline of our voice market share. At the end of 2002, the TikTak tariff scheme accounted for 14.8% of our traffic volume. At December 31, 2002, more than 840,300 customers had opted for one of the TikTak tariff packages.

     Our increased marketing efforts to win back former customers resulted in the conversion of 628,300 of our former customers into TikTak tariff customers in 2002. The table below shows the trend of our average tariffs. Due to increased marketing efforts and growing competition, our average tariffs fell in all categories in comparison to 2001. The total average tariff for voice services decreased by 8.9% in comparison to the prior year. The average tariffs are calculated by dividing the revenues in each category by the total minutes as reported in the table on fixed line traffic.

	Year ended December 31,

	2002	2001	2000

Average tariffs:
Local traffic	0.047	0.054	0.055
National long distance traffic	0.053	0.065	0.095
Fixed-to-mobile traffic	0.189	0.201	0.227
International traffic	0.213	0.244	0.289
Internet dial-up traffic	0.016	0.017	0.020

Average tariff (Voice)	0.081	0.088	0.092

     Access tariffs

     Our TikTak tariff options allow billing in seconds rather than by pulse and are adapted to our customers’ calling patterns.

     TikTak Private offers lower voice tariffs for a slightly higher monthly rental fee. The monthly rental includes 60 minutes of free calls in off-peak time in the Austrian fixed line network each month (Monday to Friday 6 p.m. to 8 a.m., Saturday, Sunday and holidays) and features a nationwide BestFriend tariff of EUR 0.02 per minute. The minimum term of contract is one year.

     TikTak Family is a special offer for second home owners. With TikTak Family customers get two telephone access lines for a monthly rental of EUR 21 per month at the low-priced TikTak tariff rates. The monthly rental includes 60 minutes of free calls per access line in off-peak time in the Austrian fixed line network each month (Monday to Friday 6 p.m. to 8 a.m., Saturday, Sunday and holidays).

     TikTak Weekend offers Austria-wide low voice tariffs during the week and free of charge telephone calls on weekends from Friday 6 p.m. until Monday 8 a.m. as well as on public holidays. The tariffs per minute are equal to those of TikTak Private and TikTak Family but TikTak Weekend does not offer a BestFriend tariff.

     TikTak International offers especially low tariffs to one selected international destination. The monthly rental already includes the foreign destination that customers choose to call for only EUR 0.116 per minute in off-peak time. The domestic tariffs per minute are equal to those of TikTak Private and TikTak Family but TikTak International does not offer a BestFriend tariff.

     TikTak Business is a similar package offered to our business customers. The monthly rental contains 3 international destinations of free choice and 60 free minutes in the Austrian fixed line network. We also offer our TikTak packages in connection with ADSL-access.

     TikTak Office is a special tariff for small businesses which offers similar features like the TikTak Private for residential customers. The monthly rental includes 60 minutes of free calls in off-peak time in the Austrian fixed line network each month (Monday to Friday 6 p.m. to 8 a.m., Saturday, Sunday and holidays) and features a nationwide OfficePartner tariff of EUR 0.01667 per minute (excluding taxes), but without a minimum term of contract.

     National traffic tariffs

     We apply special tariffs to certain services, including value-added services (telephone numbers with the prefixes 07, 08, 09), public services such as information, emergency, or satellite communications.

     With our prepaid Telekom Austria Calling Card it is possible to make calls without cash from both fixed line and mobile telephones from Austria to about 200 countries. Irrespective of time zone or week day, the cost of a telephone call is calculated according to the tariff zone on the basis of a standard flat rate.

     Carrier services tariffs

     We receive payments for terminating international traffic and pay international carriers to carry and terminate our outgoing calls in other countries. These receipts and payments are based on settlement rates negotiated with other international carriers on a bilateral basis.

     In addition, we receive payments for national interconnection traffic and pay other national carriers to carry and terminate calls from our customers in their networks.

     The range for termination tariffs to mobile networks is from EUR 0.1125 (mobilkom austria) up to EUR 0.1962 (tele.ring), mobile origination tariffs are EUR 0.1075 (mobilkom austria) up to EUR 0.1962 (tele.ring). Peak and off-peak tariffs are exactly the same.

     Our main source of interconnection costs arises from calls to mobile networks. From August 1, 2001 until March 31, 2002 the rates for termination to the mobilkom austria network were EUR 0.125 per minute. From April 1, 2002 until December 31, 2002, mobilkom austria was required by the regulatory authority to lower its interconnection fees to EUR 0.1125. However interconnection for calls terminating in T-Mobile’s and Connect Austria’s networks are EUR 0.138. The fee for terminating calls in the networks of tele.ring and Hutchison 3G Austria is EUR 0.1962. Hutchison 3G’s mobile termination fee is only applicable if Hutchison 3G Austria’s mobile network reaches a coverage of more than 20% of Austria. If the coverage remains below 20% Hutchison 3G Austria will have to choose one of the other four mobile network operators as its national roaming partner and will only be able to charge the same fee as that operator.

     Other services

     Leased Lines

     The leased line business area generates revenues by leasing fixed lines to the customers for their exclusive and dedicated use.

     Our leased line basic service establishes a permanent connection for the transmission of voice and data traffic between two geographically separate points or between a point and several other points. These points can be entirely within Austria or partly in Austria and partly abroad. We lease lines to other local telephone operators and mobile service providers, who use such lines as part of their networks. We also lease lines to providers of data services. For more information see “— Data communications services”.

     Customer premises equipment

     We are a leading provider of telecommunications equipment, systems, related post-sales maintenance, and service for residential and business customers in Austria. As in most European Union member states, the market in Austria for such equipment and systems, commonly known as customer premises equipment, is characterized by high competition and low profit margins. We believe, however, that the supply and servicing of customer premises equipment is an essential element of providing a full service to our customers. Through the provision of customer premises equipment, we are able to develop closer relationships with our customers, encourage the use of new technologies and cross-sell other services such as ISDN and ADSL. It also helps us to understand better our customers’ evolving telecommunications needs. We sell and lease customer premises equipment manufactured by leading vendors through retail outlets, including our own call centers, our Telekom and A1 SHOPs, direct sales force (for business customers), our door-to-door agents, as well as third-party distributors. Our range of customer premises equipment includes:

•	telephone systems, fax machines, telephones and accessories;

•	mobile products;

•	systems which help corporate customers to manage their telephone extensions;

•	maintenance services;

•	personal computer hardware for internet access, including modems; and

•	peripheral multimedia devices like digital cameras and MP3-players.

     We plan to grow our customer premises equipment business by exploiting opportunities arising from the convergence of information technology and telecommunications systems, and systems integration and internet services.

     Value-added services

     Our current portfolio of value-added services includes:

•	freephone services, which enable a user to call a telephone number free of charge;

•	shared cost service, which allows callers and call recipients to share call charges;

•	premium rate services, which charge the caller a higher than standard telephone rate, a portion of which is passed on to the information provider called by the customer;

•	audiotext services, which are automated message services;

•	video-conferencing;

•	calling cards; and

•	information services.

     Since the second half of 2001 we have observed a decrease in the demand for premium-rate and freephone services, as a result of the general economic slowdown as well as the competition. However the demand for shared cost services has constantly been growing. We expect to regain market share in the area of premium-rate services as well as in the area of freephone and shared cost services due to our product innovations and variations launched in 2002.

     Call management services

     We offer a range of call management services comprising digital voicemail, call waiting, call forwarding, three-way conference calls and caller identification.

     Public payphone services

     We are the principal provider of public payphones in Austria and operate approximately 23,800 payphones across Austria. At December 31, 2002, 39.9% of our payphones were prepaid-card operated. Due to the transition to the Euro we converted our payphones. In addition, the number of payphones was reduced by 6.1%. Our goal is to transform selected payphones located primarily in premium locations into multimedia outlets with internet access. Our revenues from payphones decreased in the year ended December 31, 2002, as a result of a number of factors, including increased mobile phone penetration, and the use of prepaid calling card products. Tariffs for payphones are separated from fixed voice tariffs. Therefore, tariff reductions for fixed line calls did not impact payphone revenues.

     Call center services

     We provide national and international directory services, time and weather information and other services such as conference calling.

     We offer call center services to third parties such as catalogue-based retail sales companies. We also offer complete call center solutions that include personnel training and sale and installation of call center equipment.

     Directory publications

     Herold is the leader of the telephone directory market in Austria. We publish and distribute telephone directories through Herold. Herold has the exclusive ownership of the Austrian trademark “Herolds Gelbe Seiten” (Herold’s Yellow Pages). We own 26% of Herold’s issued share capital. On April 15, 2003, we entered into a share purchase agreement for the sale of our holding in Herold to an investor group led by Veronis Suhler Stevenson and 3i. The agreement is still subject to approval by the Austrian Cartel court and the ability of the majority shareholder to sell its stake in Herold. After the sale Herold will continue to publish our telephone directories.

Mobile communications services

     Our mobile communications services segment is represented by mobilkom austria group which is comprised of mobilkom austria and its subsidiaries. mobilkom austria group generated revenues of EUR 1,909.5 million in 2002, EUR 1,713.2 million in 2001 and EUR 1,501.0 million in 2000, before intersegmental eliminations. In addition to providing mobile communications services in Austria, we also provide mobile communications services through VIPnet in Croatia, Si.mobil in Slovenia and mobilkom [liechtenstein] in Liechtenstein, representing approximately 20% of our mobile communications revenues excluding intercompany revenues within the mobile segment in 2002 compared to 16% and 10% in 2001 and 2000 respectively.

     We had approximately 4.5 million mobile communications customers at the end of 2002 representing an 11.9% increase compared to 2001. The mobile communications services segment covers a total population of close to 15 million. Wireless market penetration ranges from 52% in Croatia and 75% in Slovenia to 83% in Austria.

     On January 7, 2003 mobilkom austria group entered into an exclusive partnership with Vodafone to co-operate in the Austrian, Croatian and Slovenian markets. The co-operation will extend the range of existing products and services of mobilkom austria group and improve the product portfolio in particular for business customers. Both companies will collaborate in the field of roaming, purchasing, development of new products and services, technical platforms, global account management and joint marketing initiatives. Eurocall, the first joint product, was launched in the first quarter 2003, offering favorable and transparent roaming prices to users in 26 European countries.

     Austria

     Market position

     We are the leading provider of mobile communications services in Austria with approximately 3 million customers at December 31, 2002, which represented a total market share of about 44.4% of the Austrian mobile communications market, in comparison to 42.9% at the end of 2001. Our mobile business has experienced rapid growth in recent years as the mobile penetration rate in Austria increased from approximately 15% at

December 31, 1997 to 83.1% at December 31, 2002. However, in 2002, the penetration rate increased only slightly by 1% compared to 2001. We believe that we have a strong market position as a result of our customer-focused services, two well recognized brands in Austria (mobilkom austria and A1) and broad network coverage.

     In August 2000, we were one of the first mobile communications operators worldwide to launch a nationwide and commercially operated network based on general packet radio system, or GPRS. GPRS is a technology which is a data service enhancement for Global System for Mobile Communication, or GSM. GSM is one of the leading standards for digital wireless communications. We are currently implementing a system that will provide even faster data transmission by optimizing the data compression for GPRS.

     On November 8, 2001, we purchased 49% of paybox österreich AG. paybox österreich AG is the holding company of paybox austria AG and has been offering mobile payment services since January 2001. Following a Europe-wide reorganization of the paybox group, we plan to acquire 100% ownership of paybox CEE, thereby also assuming full ownership of paybox österreich AG in June 2003. This acquisition will allow us to offer m-commerce (mobile commerce) solutions both in Austria as well as in Southeastern Europe.

     In January 2002, mobilkom austria was, worldwide, the first mobile communications service provider who was assigned a bank license. This license allowed us to found our 100% subsidiary A1 BANK AG through which we aim to enable a broad range of m-commerce services.

     In February 2002, we discontinued our analog mobile operations, and we began to use the net infrastructure for the expansion of the GSM-GPRS network and the rollout of the Universal Mobile Telecommunications System (UMTS) network. UMTS allows for packet-switching and would allow operators to transmit data rates exceeding significantly those of the existing mobile systems. It also permits implementation of multimedia applications that integrate voice, video, and data communications.

     We were the first European operator to set up a national UMTS network, with a technical launch in September 2002. The UMTS network is used by some selected mobilkom austria employees internally and by suppliers and partners for the development of content services. However, it will only be launched commercially as soon as handsets become available, with an expected commencement in mid 2003. mobilkom austria currently covers 40% of the Austrian population with its UMTS network and is designing and testing various kinds of products and services.

     Services

     We offer a wide range of digital mobile communications products and services including value-added services such as voicemail, information services, m-commerce, mobile internet access, mobile office solutions, telematics (a combination of location-based services and remote control), service for using three mobile phones under the same number, short messaging services (SMS) and multimedia messaging services (MMS). Location-based services encompass all services where information about the location of the consumer is needed, like finding the closest hospital, restaurant, post office or grocery store and other location based information.

     Whereas with SMS only text-based messages can be sent, MMS offers the ability to send and receive rich media messages comprising a combination of text, sounds, images and video to and from MMS capable handsets. In addition, MMS can also be sent and received via special internet platforms, such as the mobilkom austria portal A1.net. The portal A1.net uses the internet to promote, adapt and sell various products for our mobile phone services.

     Contract services. For our contract customers we offer dedicated customer service and special tariff packages. Our customized products are targeted at all segments from residential customers to large corporate accounts. Our large corporate customers benefit from a range of specialized corporate services such as mobile communications with full virtual private network functionalities. For instance, our A1 MOBILE OFFICE product combines hardware and software that allows internet access, voice, data and fax communications via mobile phone. Our GPRS product, A1 DATA GUARD, enables employees to have secure access to their employer’s internal computer network via their mobile phone. Furthermore, mobilkom austria group offers solutions for virtual private networking (VPN) to its business customers. VPN is a network designed for a corporate or governmental entity using the infrastructures of a carrier and providing customized services.

     Prepaid services. Prepaid products are marketed primarily to lower volume mobile phone users. The advantages of prepaid services for us are decreased credit risk, lower costs of sales, increased traffic levels and reduced administrative costs. From its introduction until 2000, our prepaid service experienced rapid growth and was a significant element in the growth of our mobile customer base. In 2002, we observed a saturation of the market.

     M-commerce services. In the past two years we enlarged our range of m-commerce (mobile commerce) services. For instance, since April 2001, customers have been able to order more than 50,000 items from an Austrian mail-order house via their mobile phones, and since winter 2001, they can purchase ski tickets. In 2002, we continued to enlarge our service offerings: event ticketing, closing of a short-term insurance contract for major sports injuries, paying at vending machines and betting via mobile phone.

     In January, 2003, we started the testing phase for m-parking service in Vienna, Austria. m-parking enables car drivers to pay short-term parking fees via their mobile phone, processed through our subsidiary A1 BANK. A1 BANK administers the funds generated through parking management in trust for the City of Vienna, Austria.

     International roaming services. International roaming enables our digital customers, to make and receive calls with their mobile phones in other countries using the networks of operators with whom we have entered into international roaming agreements. At December 31, 2002, we had international roaming agreements with 227 mobile network operators in 105 countries. Additionally, we offered to our registered prepaid customers roaming in 12 countries with 16 mobile operators and to unregistered prepaid customers roaming in 11 countries with 13 mobile operators. At December 31, 2002, we had signed 13 GPRS roaming agreements which cover 12 countries.

     Other mobile phone services. The portfolio of entertainment services targeted primarily at the youth market was enlarged in 2002 by the A1 GAME ZONE, which offers games for mobile devices. These games can either be accessed through Wireless Application Protocol (WAP) or using the SMS technology. WAP allows access to Internet using mobile handsets, even without the use of a computer.

     We phased out our paging network in September 2002. Instead we offer SMS PRO for emergency and yellow cab services as a special, SMS-based, high performance solution. SMS PRO offers in comparison to paging a better standard of convenience like web-based group administration, web-based alert function, full compatibility to Telemetries, delivery reports and high performance two-way emergency communication.

     Customers and traffic

          Customers

     We have experienced substantial growth in our mobile customer base over the past few years. According to our own market research, there were about 6.76 million mobile customers in Austria in December 2002, representing a mobile penetration rate of 83.1% of the population. Of 26 European countries surveyed at the end of 2002, Austria has one of the highest penetration rates of mobile communications in Europe. The growth of the penetration rate has slowed down. As a result of the market saturation we have focused on retaining customers rather than acquiring new customers. We expect growth in the medium-term will be driven by new data services as well as the expansion of mobile technology to new products and services. In December 2002, our mobile customers represented approximately 44.4% of the mobile communications market in Austria, 1.5% higher than at the end of 2001.

     The following table shows selected customer and market share data for our digital and analog services in Austria at the dates specified. Customer totals are based on total customer identification numbers issued. The size of this market has been estimated by us.

	At December 31,

	2002	2001	2000	1999	1998

		(in thousands)
Customers at end of period
(digital and analog)
Contract	1,574.9	1,439.4	1,336.6	1,218.4	955.5
Prepaid	1,426.5	1,410.5	1,467.7	1,041.4	525.4
Growth in digital	8.1%	5.1%	28.6%	60.4%	85.8%
Total customers	3,001.4	2,849.9	2,804.3	2,259.8	1,480.9

Net additions	151.5	45.6	544.5	779.0	541.2
Market Information
Total market for mobile services	6,762.8	6,650.3	6,252.8	4,250.4	2,307.9
Our total market share	44.4%	42.9%	44.8%	53.2%	64.2%

     Our customer base increased to more than 3 million customers in 2002, of which 1.6 million were contract customers and 1.4 million prepaid customers. In 2002, we deactivated our analog network with approximately 73,000 customer at the beginning of that year. We were able to migrate a majority of these customers into our digital network. By focusing on contract customers with a higher yield we were able to achieve the highest growth in this area.

     In addition, we were able to reduce our churn rate in both areas. Churn rate provides insight into the growth or decline of the subscriber base as well as the average length of participation in the service. Our Austrian churn rate is calculated based on the total number of customers who discontinue their use of our service in a 12 month period, divided by the average number of total customers during that period. A prepaid customer is disconnected 13 months following the last account deposit. In 2002, our GSM contract churn rate was 10.2% and our GSM prepaid churn rate was 24.2%. These rates are in line with the average churn rate of mobile operators in European Union countries where mobile operators subsidize handsets given to customers as an incentive to switch operators. Subsidized handsets have been available in Austria since late 1998.

     We focus on keeping our churn rate low, with particular emphasis on retaining high value customers and optimizing the satisfaction of our customers. As part of our aim to encourage customer loyalty, we introduced a points-based customer loyalty program in April 1999 for which approximately one million customers were registered at December 31, 2002. Participants earn one point per call minute. This minute-based points accrual mechanism will be changed into a revenue-based accrual in 2003. The collected points entitle customers to purchase new subsidized handsets and accessories for mobile phones. We actively manage churn through customer relationship management systems, developing our own distribution and logistics capabilities, direct marketing and other retention initiatives.

          Traffic

     The following table shows for the periods indicated traffic volume of our customers excluding visitor roamers, average number of customers, and the average monthly traffic per customer in Austria for the periods indicated. Customer traffic comprises outgoing calls made in Austria and abroad and incoming calls received by our customers abroad and excludes traffic from internal lines and from visitor roamers.

	Year ended December 31,

	2002	2001	2000

Traffic (in millions of minutes)	4,124	3,695	3,178
Average number of customers (in thousands)	2,895.7	2,829.0	2,544.4
Minutes per customer per month	119	109	104

     Tariffs

     We offer promotional packages intended to attract and retain customers, such as free connection, bundled airtime minutes, and innovative tariff packages such as A1 FRIENDS, which allows a customer to choose three mobile numbers within our A1 network to which calls can be made at reduced rates. In addition, we intend to continue to focus on attracting and retaining high-volume corporate customers by offering flexible corporate tariff structures, volume discounts and handset upgrades.

     Croatia

     In September 1998, Croatia awarded its second GSM license to VIPnet, a consortium in which we have held an interest through mobilkom austria since 1998. We increased our stake in VIPnet by 5% on May 28, 2002 and further by 9% on January 30, 2003 bringing our total interest in VIPnet to 80%. VIPnet started operations on July 1, 1999, and by December 31, 2002 it served 1.1 million customers (84% of them use prepaid services), increasing its customer base in 2002 by 28.3% compared to December 31, 2001. Compared to many European mobile operators VIPnet had a low annual churn rate of 16.7% in 2002. VIPnet accounts for a 48.2% share of the Croatian mobile communications market. Croatia’s mobile communications penetration rate was 39% in December 31, 2001 and increased to 52% in December 31, 2002.

     VIPnet’s principal activities are the operation of its mobile communications network in Croatia and ancillary sales and trading activities. VIPnet distributes its products at 19 outlets (VIP centers), which operate in the major metropolitan areas in Croatia. Furthermore, there are 188 VIP partners located in 43 towns, and 32 VIPonline partners. The prepaid products are additionally distributed through its over 1200 VIPme shops and stores, as well as 5,500 VIPme voucher points of sale and 355 automatic teller machines. Moreover, VIPnet provides fixed line internet access services, an internet portal and 21 internet corners in the main tourist regions in Croatia. VIPnet has become the second largest fixed line internet service provider in Croatia.

     In mid-2001, VIPnet started targeting the corporate market by launching products for small and medium-sized enterprises. By introducing VPN, VIPnet was able to increase its business customers share. VIPnet was the first player in the Croatian market to offer advanced technology solutions such as GPRS and GPRS roaming.

Croatia has a high number of visitor roamers especially in summer season. In m-commerce and location-based services VIPnet took a leading role in the market and is constantly developing innovative services in this field.

     In June 2002, VIPnet commercially launched MMS services. In addition to standard MMS service, customers are able to receive information from VIPnet, containing images and photographs in conjunction with text. In 2002, VIPnet customers sent more than 815 million SMS, which represents an increase by 88% in comparison to the prior year. On average, customers sent more than 70 SMS monthly, which is one of the highest SMS usage rates in Europe. In September 2001, VIPnet introduced a new service that enables all GSM customers to pay their short-term parking fees with SMS. VIPparking can be used in 10 major towns in Croatia and 15% of all short-term parking fees were paid by SMS in 2002.

     VIPnet will participate in the next UMTS license auction provided the commercial conditions are acceptable.

     Slovenia

     In February 2001 we purchased a 75% plus one share interest in Si.mobil, a Slovenian mobile communications provider. We consolidate Si.mobil at 100% because we hold an option to purchase the shares for a fixed price we do not currently own. At the end of December 2002 the final closing of the purchase of the remaining shares was postponed until 2007. For further information see note (2) of the accompanying financial statements.

     At December 31, 2002, Slovenia had a mobile penetration rate of 74.7%, and Si.mobil had a market share of 23.4% of the mobile communications market in Slovenia making it the second largest mobile operator in Slovenia. The number of customers in Si.mobil amounted to 350,000 by the end of 2002, which represents an increase of the customer base by 30% compared to end of 2001. The contract customer base accounts for 44% of the total subscriber base.

     Liechtenstein

     On November 16, 1999, the Principality of Liechtenstein granted a GSM license to mobilkom [liechtenstein] AG, a wholly owned subsidiary of mobilkom austria. mobilkom [liechtenstein] launched services on September 13, 2000. Furthermore, mobilkom [liechtenstein] started premium-rate services and services for mobile virtual network operators, which are interconnection margin-businesses that account for a substantial part of its financial results.

     The penetration rate in Liechtenstein reached 71% at December 31, 2002. The subscriber base of mobilkom [liechtenstein] amounts to about 2,000 (all of them contract customers), thus accounting for a 9% share of the mobile communications market in Liechtenstein. mobilkom [liechtenstein] is the second largest mobile communications provider in this highly competitive market.

Data communications services

     Telekom Austria’s data communications services generated revenues of EUR 330.0 million in 2002 and EUR 330.2 million in 2001, in each case before intersegmental eliminations. About 20% of the revenues are generated internally – mainly by providing corporate network services to the mobile communications segment. The data communications services segment encompasses the business activities of Datakom Austria GmbH, which was reintegrated in 2002.

     Market position

     We are the overall market leader for data communications services in Austria. In particular, we believe that we are the market leader in our core service areas of leased lines and switched data networks. Although the weak economic environment impacted negatively on the Austrian data communications market, we managed to stabilize our revenues and increase our market share.

     Services

     We offer a wide range of national and international data communications services, including:

•	corporate network services;

•	leased lines and related services;

•	switched data transmission services on different levels of speed and volume; and

•	data value-added services.

     As we are Austria’s leader in the leased lines market, the regulatory authority requires us to give other operators access to our leased lines network.

     Corporate network services

     We offer a wide range of corporate network services, including planning, installation, network management, and maintenance of corporate-wide communications networks. These services include:

•	Corporate network office packages. These are full-service products for companies, providing them with an entire network infrastructure. These service products are provided in flexible modules to meet customized consumer needs;

•	Corporate intranet services. We design and manage customized network infrastructure for corporate customers; and

•	Voice over internet protocol. This technology transmits voice over the internet or intranet. We offer corporate customers the integration of real-time voice communications into corporate data networks including PABX functionality (automatic call manager).

     Corporate network customers pay a flat rate for services, such as network management, depending on the level of service selected in the service level agreement.

     We expect that the demand for corporate network services will continue to increase as businesses increase internal efficiency and knowledge management, as well as to provide products and services to customers more quickly and conveniently.

     Leased lines and connected services

     We are the principal provider of national and international leased lines in Austria and operate a centrally managed national leased line network. Leased lines are fixed point-to-point connections between locations and are mainly used for high volume data transmission. Our leased lines are usually marketed in combination with a service package such as security and network management. These packages are used by customers to establish, operate and extend their own networks.

     Our leased line customers pay an initial installation charge and a recurring fee based on the type, length and capacity of the leased line. Capacity, measured by 64 kilobit equivalents, is the primary means of generating revenue. The overall transmission capacity of our leased lines measured in 64 kilobit equivalents has increased by more than 17% between December 2001 and December 2002. The number of 64 kilobit equivalents increased from 95,921 to 112,295 in the same period. However, in recent years, the recurring fees have declined significantly. We expect that competition will continue to pressure leased line prices. Nonetheless, we expect demand for leased lines and connected services to continue to increase as telecommunications and internet service providers lease additional capacity to establish new, or extend existing, networks.

     Switched data services

     We offer a range of data services on our switched network, including packet-switched or frame relay based on SDH services. SDH stands for synchronous digital hierarchy and is the transport system for all switched and non- switched services such as IP- data traffic, Corporate Networks, asynchronous transfer mode services (ATM), leased line services and international transit traffic. ATM is a high-performance, cell-oriented switching and multiplexing technology that utilizes fixed-length packets to carry different types of traffic. It offers guaranteed quality levels and flexible bandwidth connections in order to accommodate varying application requirements.

     Packet-switched services account for a significant but nevertheless declining amount of our switched data services revenues. Packet-switched data services are based on a mature technology. Frame relay and SDH-based services account for a growing percentage of our switched data service revenues. This is due primarily to the significant increase in the amount of internet and corporate network traffic carried on our frame relay and SDH networks, and the growing number of applications that require the speed and flexibility of these more advanced technologies.

     In January 1999, we introduced a new product called Datacash, a solution for cashless payment systems to meet the increasing demand for electronic payment. In 2001, we developed a product called Aircash which was introduced as a wireless card-based payment system. Aircash enables credit card-based transactions by means of a portable wireless payment system. Aircash is provided by our mobile and data communications services segments.

     Packet-switched services. We provide packet-switched services on our public switched data network. These services allow data communications for a range of applications, such as database searches, electronic funds transfers, and e-mail. We use the X.25 protocol, which is a worldwide standard for transmitting data using packet-switched networks. Although traffic has grown in recent years, we expect that customers now using packet-switched services will increasingly migrate to frame relay and SDH-based services.

     The following table shows the number of service ports connected to our packet-switched service at the dates indicated.

	Year ended December 31,

	2002	2001	2000

Packet-switched service	61,881	58,260	40,200

     Frame relay services. Frame relay is a high speed open protocol that is more efficient than X.25 packet-switching and is well suited to data-intensive applications, such as connecting local area networks. Our frame relay service is a cost-effective alternative to leased lines for some of our business customers. Instead of leasing high capacity lines in order to accommodate occasional or intermittent high data volumes, customers using frame relay pay for sufficient capacity to satisfy their average requirements. This capacity can be supplemented with a guaranteed additional bandwidth level to accommodate periods of more intense usage.

     Our frame relay service is integrated with the frame relay networks of, and services provided by, other international carriers. This enables us to provide integrated international services.

     The following table shows the number of service ports connected to our frame relay based service at the dates indicated. The number of ports on our frame relay platform was reduced, since we started to move customers to our new IP-based platform.

	Year ended December 31,

	2002	2001	2000

Frame relay service ports	4,275	4,870	3,616

     Data services based on SDH Technology. In 1996, we launched our Datastream/SDH network which provides cost-effective broadband services for business customers requiring higher and more flexible levels of bandwidth. Datastream/SDH is an internationally recognized high speed digital transmission and switching device that permits integrated voice, data and multimedia communications.

     Data value-added services

     As data value-added services, we primarily offer electronic data interchange services of legal documents (Elektronischer Rechtsverkehr). This is a secure on-line system operated for the Austrian Ministry of Justice in cooperation with Austrian bar associations which enables customers to file legal documents electronically with the Austrian courts. We also provide a service called the European Business Register (Europäisches Firmenbuch). This service provides access to commercial register databases in 11 European countries and allows companies to find information about other companies.

     In 2001, our service package DaMe became operational. DaMe is a special network used for the transmission and management of patient data to and from medical institutions. In 2002 we introduced DaMe Complete, a turn-key solution package that provides the entire data management functionalities for medical offices including DaMe network capabilities, hardware (PC, local area network , Printer) and software for easy and fast implementation.

     Our Digitale Signatur product allows secure digital signatures to be used on-line, thereby enabling the secure processing of transactions and payments over the internet. The product is used in combination with our e-business services.

     As part of our e-business solutions, we introduced in 2002 several products like sale.square (online distribution of products and services) or convert.square (data conversion between different IT systems) in order to provide our business clients the flexibility and cost reduction potential of electronic data transfer in the internet.

     Other services

     Until 2002, we offered the TETRA Network product through our 49%-owned subsidiary Walky Talky Telekom GmbH. TETRA stands for trans-European trunked radio, which is the European standard for the generation of digital communications designed to provide reliable radio networks. TETRA is able to transmit voice, images and data. Together with Walky Talky Telekom GmbH, Telekom Austria participated in the public tender by the Republic of Austria for a TETRA-based radio system for government and emergency organisations called “ADONIS”. In July 2002, the ADONIS contract was awarded to the competing master-talk Austria Telekom Service GmbH. In July 2002, we sold our 49%-stake in Walky Talky Telekom GmbH to Tetrafunk Beteiligungen GmbH.

Internet services

     Revenues from our internet segment before intersegmental eliminations were EUR 119.6 million in 2002, representing an increase of 20.2% compared to 2001. Revenues are mainly generated from fees for internet dial-up, ADSL access and portal business. On June 30, 2000, Telekom Austria AG transferred its entire internet residential business to Jet2Web Internet Services GmbH. As part of our re-organization into two operating segments (wireline, wireless), Jet2Web Internet Services GmbH was re-integrated into Telekom Austria in 2002. We also provide internet services in the Czech Republic through our 100% subsidiary, Czech On Line.

     Market position

     With approximately 846,500 residential customers we are the biggest internet service provider in Austria in terms of customers. We had a share of approximately 38% of the residential internet market in the fourth quarter of 2002, including 3% contributed by mobilkom austria’s mobile internet customers. According to the AIM Austrian Internet Monitor survey, Austria had an internet user penetration rate of 50% based on a population of 6.7 million persons age 14 and older which means that in total 3.35 million Austrians use the internet. At the same time, the number of online-shoppers has been growing. In the fourth quarter of 2002, 46% of all internet users were shopping online according to the AIM Austria Internet Monitor survey.

     Services

     Our internet operations comprise the following services:

•	access; and

•	portal business with online media sales, e-commerce, paid services and multimedia services.

•	The brand Aon combines all product and service offerings for private internet access and internet services.

     Access

     We have offered fixed network internet access through dial-up service since April 1995, and in November 1999 we were one of the first European operators to introduce a high speed broadband internet access service, ADSL.

	At December 31,

	2002	2001	2000

Dial-up subscribers	703,400	580,000	258,800
ADSL subscribers	143,100	86,400	34,600

Total	846,500	666,400	293,400

     The table shows the development of the number of our internet customers at the dates shown. We have also excluded our approximately 31,000 ADSL wholesale customers who are part of our fixed line segment.

     We derive revenues for our access services primarily from subscriber fees paid by customers for our dial-up and ADSL services.

     In addition, we offer AonSuccess which is not a separate product but an add-on product available to customers who use one of the other Internet products described above. In addition to the web space for homepages included in each of the other access products listed, AonSuccess provides 50 megabytes of additional web space for large homepages.

     We introduced free of charge internet dial-up access in 1999 with our product AonPuls, which has neither a monthly rental fee for internet access nor an additional fee based on internet traffic. We only charge our customers the special dial-up internet tariffs for the connection via fixed line. In October 2001, we launched AonFlash, in five different service packages. One of these packages, AonFlash easy, is designed like AonPuls, only charging customers the special dial-up internet tariffs for the connection via fixed line. At December 31, 2002, 60.1% of our internet customers used AonPuls, AonFlash easy or one of our other free access products, such as tirol Net.

     In 2000, we also offered a special flat-rate internet product called Complete. Although we stopped offering this flat rate internet product in 2000, it is still used by our customers.

     In 2002, the entire ADSL Portfolio was re-launched for residential customers as well as business customers. The aim was to increase flexibility for customers. The new ADSL product offer is designed based on customer needs. There are two basic products, one based on time (30 hour) and one based on data (500MB, 1GB or 4GB). Customers can choose between self installation or installation by the technical customer service for all products (except ISDN). Customers can also choose two additional packages which offer wireless connectivity in connection with all base products and that allow for cordless use of our ADSL products.

     Portal business with online media sales, e-commerce, paid services and multimedia services

     A portal is defined as a network that aggregates, navigates and delivers a wide range of internet commerce, community, communication, and content services. Portals evolved from simple search engines, allowing users to search the internet quickly, to become aggregators and distributors of commerce, community, communication, and content services. Our main portal, Aon, offers a wide range of services from communication to online shopping and tries to satisfy various daily needs of Austrian users. Revenues are generated from paid services, business-to-consumer multimedia services (Jet2web-tv), and sales of online advertising.

     With the launch of the paid service AonVideochat, an audio-visual communications service, we positioned ourselves on the market as a multimedia communications service provider. We also re-launched our online shopping area, the AonShoppingzone. The shopping mall concept provides users with the opportunity to choose from a wide range of products of various suppliers within a single shopping area. Furthermore, love.at, Austria’s leading dating community was successfully transformed from a free service into a paid service in November 2002.

     We completed our content offering with new games and music services and a new content channel, “auto & motor”.

     In September 2002, we introduced Jet2web-tv as a multimedia services field trial in cooperation with a European Commission-funded Information Society Technologies (IST) project called “A proxy infrastructure for internet interactive TV”. Jet2web-tv offers TV over ADSL within an IP-network. The user’s hardware interface is either a PC or TV. The participants have access to audio-visual contents of channels like Eurosport, EMI, MTV, MCM or ORF, the national broadcasting service. The trial is currently offered as a paid service.

     The Telekom Austria portals (excluding mobilkom austria’s portal A1.net) lead the Austrian portal market of internet service providers with 520 million page impressions in 2002. Page impressions refer to the number of times a specific website has been accessed or viewed by users.

     Czech On Line

     We are present in the Czech internet market through our Czech subsidiary, Czech On Line a.s. (COL), the leading provider of internet services and the first provider to introduce free dial-up internet access in the Czech Republic. In 2002 Czech On Line generated revenues of EUR 10.9 million. It was founded in 1995 and fully acquired by Telekom Austria during the fiscal year 2000. In 2001, COL evolved from an internet service provider to a full communications service provider and defended its leading position in an increasingly competitive environment. At December 31, 2002, Czech On Line had approximately 275,300 active user accounts, up from approximately 238,200 at the end of 2001.

     COL offers the following services:

•	free dial-up internet access through PSTN, ISDN and GSM;

•	internet access for customers via frame relay, leased lines, and wireless point-to-point and point-to-multipoint access services;

•	PSTN voice services for business customers for local, national and international calls;

•	value-added services (such as global internet roaming, web hosting, domain registration and virtual mailboxes);

•	content services, including a news aggregator and a customized search engine for Czech content; and

•	free customer support 24 hours a day, seven days a week.

     After receiving a 3.5GHz license for microwave transmission, COL has rolled out a basic access network in Prague and six regional cities in the Czech Republic in 2002.

Sales, marketing and customer care

     To enhance our competitive position, we plan to focus even further on customer relation management (CRM). This includes the development of sales, marketing and customer care activities to better meet the needs and expectations of our customers.

     Starting in 2000, we have worked extensively to improve our image among consumers. We launched an extensive marketing campaign aimed at improving our image as a service-oriented organization. An independent Austrian market research company ranked us as having the best impression of overall advertising and the best overall image, gave us the second place for our pricing image in Austria and found a 98% awareness of our brand by the Austrian population.

     The re-integration of our data and internet services businesses into Telekom Austria will enable us to offer customers one-stop shop solutions for the full range of integrated services.

     Fixed line services

     In the fixed line segment, we group our customer base as follows:

•	residential retail sales;

•	small offices/home offices (SOHOs), small and medium-sized enterprises (SME); and

•	key accounts.

     We served approximately 2.4 million residential customers and approximately 370,000 small offices/home offices, small and medium-sized enterprises and key accounts at December 31, 2002.

     Sales and marketing

     We market and sell our products and services through many channels, including direct marketing methods such as targeted mailings. Customers can order products and services by telephone, fax or mail and through the online shop on our website 24 hours a day. We also have customer-specific websites which offer links to our homepage. Our call center hotline is another important sales channel through which customers can obtain information and order fixed line-related products and services.

     At December 31, 2002, we had a network of 49 Telekom Austria Shops, offering competent customer service and advice concerning our entire service offerings for residential and business customers.

     In addition, we have recently started direct customer solicitation by professionals and by our employees on an avocational basis, and use retail chains as sales points.

     Customer care

     Our customer care center is responsible for the systematic and comprehensive life-cycle care of our customers. It aims to set up organizational fundamentals and procedures related to ordering, billing, call center, directory services, data base clearing, customer service and complaints management. Our target is to achieve 100% customer satisfaction and durable customer loyalty which outperforms that of our competitors. We believe that customer service and relationship management are key distinguishing factors among telecommunications operators.

     The customer care center was re-organized from a technical-driven, functional organization to a customer-process-oriented organization. Both the hotlines and all service processes from product and service offerings by data communications and internet services were integrated. Simultaneously, we analyzed and improved the service level and the interactions with our customers. Our new directory services line (118877) was launched in September 2002.

     Mobile communications services

     Sales and marketing

     We market contract and prepaid mobile communications services through various channels: including our own shops, shops-in-shops, post offices, retail agents, internet, and a key account sales force.

     At December 31, 2002, we operated 38 A1 shops in major metropolitan areas in Austria. A1 SHOPs offer mobile products, services and accessories, technical information and advice, and the opportunity to test mobile products. We have also entered into distribution agreements with approximately 1,500 electronics equipment outlets throughout Austria at December 31, 2002. The number of these outlets was reduced in 2002, in order to reduce logistics expenses and improve efficiency. Larger distribution partners took over the responsibility for smaller outlets within their region. Our shop-in-shop concept comprises 173 branded information counters in large consumer electronics outlets. In addition, our mobile communications products and services are also offered in our 49 Telekom shops and in 1,710 post offices throughout Austria, which provide high visibility for our products and services.

     In order to satisfy the demand for prepaid mobile communications services, we also sell our prepaid products through other retail agents, such as supermarkets and gas stations, throughout Austria.

     We operate one of the leading Austrian e-commerce websites for our mobile products and services, offering prepaid and postpaid subscriptions, accessories and re-loading of prepaid accounts via the internet. The majority of these services may also be accessed via mobile handsets.

     Our mobile sales and marketing strategy aims to enhance the breadth and quality of our service and build long-term relationships with our customers, thereby reducing churn and maintaining our strong position in an increasingly competitive market. Our sales and marketing strategy includes:

•	increasing the sales through our own shops and developing them into service points for our customers, e.g. for hardware replacement;

•	strong focus on valuable business customers;

•	further improving customer service; and

•	exploring additional distribution channels for internet retail.

     Customer service

     We seek to provide a high quality customer service and to build our relationship with mobile customers starting from the first contact. We plan to continue investing in effective information systems to facilitate the interface between operational support systems, administrative systems, billing, distribution and customer service systems.

     We believe that the new information systems will allow for the development of improved service management processes. We are continuously upgrading our billing systems in order to support the introduction of new products and services, and to increase our ability to offer more flexible tariff structures. These systems enable us to produce customized bills for our business and residential customers as well as to offer electronic bills (ONLINE BILL).

     Our contract customers receive itemized bills and are encouraged to pay by direct debit transfer. We have a flexible billing system for corporate customers, which allows us to carry out customer segmentation and to offer multiple tariff rates and more tailored billing information. We monitor our exposure to credit loss and customer fraud through a credit scoring system that evaluates potential contract customers.

     Our new prepaid customers receive a voucher when purchasing their mobile telephone. The voucher authorizes a specified value of prepaid airtime. Prepaid customers may purchase more airtime by buying additional vouchers at retail outlets. Retail outlets which sell vouchers include A1 SHOPs as well as a wide variety of sales channels, such as handset dealers, gas stations, tobacco shops, and post offices. As prepaid customers pay in advance for their mobile service, the risk of bad debt and fraud is substantially reduced.

     At December 31, 2002, mobilkom austria employed about 900 people in customer services. In 2001, our call center and inbound and outbound services were certified by the ÖNORM Institute, the Austrian Standards Institute, and so became the first certified call center in Europe. This certification confirms qualitative measurements of services provided by mobilkom austria.

     mobilkom austria offers under the brand name client24 call center services including complete call center solutions that entail sale and installation of call center equipment and customer service training to third parties. We also provide the A1 Auskunft service. This directory assistance offers address and telephone number information. The information can be communicated by voice, sent by e-mail, SMS or fax, or the customer can be directly connected to the requested number.

     Data communications services

     We target business customers in this segment with our dedicated sales force. In 2002, we focused on retention of our large business customers and extension of our customer base by attracting medium and small-sized enterprises.

     As part of the integration of fixed-line, data communications and internet services into a single Wireline segment, we will combine data communications services with Telekom Austria’s key account management and form a new unit called Business Solutions. This will allow us to replace the existing technology and product-oriented organization with a customer-focused approach with a strong emphasis on all-in-one solutions.

     Our promotion has focused on highlighting IT solutions and security services on top of our large portfolio of products and services for a reliable data communications infrastructure.

     Internet services

     We use focused advertising and sponsoring activities to enhance our various internet brands. Our campaigns include TV advertising, on-line advertising, public billboards, advertisements on public transportation vehicles, radio and newspapers. Our advertising has focused on highlighting the benefits customers can derive from internet usage, such as easily locating useful information. We use direct group sales channels for our fixed and wireless products. We intend to cross-sell, for example, by bundling fixed and mobile internet access.

     Indirect sales of our internet access products are generally made through authorized sellers, including department stores and independent retailers. We also sell our high-end products through shops-in-shops.

Networks

     Telekom Austria is the largest telecommunications operator for fixed and wireless network services in Austria. All customer services are based on advanced, high-quality technology networks with proven reliability.

     Fixed networks

               Switched network

     We operate a fully digital voice switching network serving more than 2.66 million PSTN access lines, about 430,100 ISDN basic access lines, and 8,100 ISDN multi access lines at December 31, 2002. Our voice switching network is 100% digitalized.

     Our network combines reliable technology with efficient network design. Highly skilled technicians operate our network resulting in high performance levels. Our voice switching network is operated by a fully redundant operation, administration, and maintenance system. Our call success rate and exchange availability for 1998 through 2002 was between 99% and 100%. The call success rate is the percentage of originating calls resulting in successful connections (ringing tone) with the intended destinations.

     At December 31, 2002, more than 94% of the voice switches and remote units were connected to our transmission network by fiber, the highest capacity medium available.

     We are in the process of optimizing the switching network. We expect this program to reduce operational costs, lower capital expenditures, and accelerate service rollout.

     Through our intelligent network, or IN platform, we offer, among other services, freephone, value-added services and number portability. The demand for new IN services is driven by customer needs for communication within a predetermined user group and from regulatory requirements, such as number portability. By adopting the same IN technology in the fixed and mobile networks, we will be able to offer convergent services such as using the same handheld phone for fixed and mobile calls.

               Data networks

     Technological innovations and advances in standardization allow us to provide a set of new telecommunications and multimedia services in connection with our large established network infrastructure.

     These innovations have occurred in three different areas: backbone network infrastructure, access infrastructure, and advanced services.

     Backbone network infrastructure. This infrastructure is based on optical signal transmission. We predominantly use optical fiber as the transport medium for high-speed digital transmission. Our core network was based on approximately 17,642 kilometers of optical fiber cables at December 31, 2002. In addition, we provide radio links in specific areas upon customer demand.

     The primary transmission technology we deploy is a transmission standard for fiber optic networks and allows for a simpler and more easily managed network with enhanced reliability with different levels of multiplexing. By using specific protection concepts such as multi-path section protection, we achieve high network availability within this network infrastructure.

     In 2000, we deployed Dense Wavelength Division Multiplexing, which allows for multiplied transmission capacity of existing optical fibers through the simultaneous use of different wavelengths, in point-to-point links of our core network. This allows us to meet demand for new data and multimedia services.

     We also use networking technologies like asynchronous transfer mode (ATM), which permits the use of one network for different kinds of information such as voice, data and video. Our internet protocol network, together with ATM, form the basis for our broadband and multimedia businesses.

     In response to increased demand for ADSL lines we expanded our ATM backbone, which we expect to form the basis for our development of an all internet protocol network, which we refer to as All IP Network. We believe the All IP Network will provide cost reductions and other advantages over the traditional voice telephony network. These other advantages include the more efficient use of bandwidth.

     Telekom Austria has connected Austria’s universities networks, through an innovative Gigabit Ethernet network called ACONet. The ACONet is running on Telekom Austria’s state of the art dense wavelength division multiplexing backbone called “Jet2Web Stream.”

     Access infrastructure. Our access infrastructure is the means by which our customers connect to our networks. The access network plays a key role in our business as it supports the entire range of services. New broadband technologies such as ADSL permit high-speed internet access and digital video transmission on normal telephone lines. Across Austria we have installed 640 ADSL relay stations covering more than 80% of the Austrian households. We had 174,100 ADSL lines installed at the end of December 2002, up from 100,600 at the end of the year 2001 and we continue our expansion.

     In addition, we provide multimedia and other data services with high capacity requirements using direct access via optical fiber for large business customers. As the demand for broadband services increases, we anticipate a deeper penetration of optical fiber in the access network and expect to implement next generation solutions such as so-called very high speed digital subscriber line (VDSL) on existing copper lines

     Advanced services. These services are driven partly by the development of technology and partly by the demand from customers for more sophisticated services. New information and communication technologies such as digital mass storage and techniques for video compression and software platforms enable us to offer internet content services, unified messaging services, and commercial services such as digital signatures.

     International network

     Our international voice traffic is routed through two international gateways. We have connections to 244 destinations (including global satellite networks) and direct links to about 110 international operators in 80 countries. We partially own or have rights to use undersea cables in addition to satellite capacities of the corporations Intelsat and Eutelsat. We also take part in projects for the installation of international optical fiber-backbones such as Trans European Lines and Trans Asia European Lines. With the installation of Jet2Web Stream we have expanded our broadband activities abroad. The network now covers Prague, Frankfurt, Munich, Bratislava and Budapest. All parts of this network can be expanded up to 320Gbits, which would allow us to adjust capacity step-by-step to meet growing demand.

     Mobile networks

     Our mobile networks consist of:

•	a digital mobile network based on GSM/GPRS technology; and

•	a digital mobile network based on UMTS technology.

     We believe that the quality of our mobile networks ranks highly compared to that of other European mobile operators. We regularly measure a number of statistics to assess network quality, including dropped call and blocking rates. The blocking rate is the proportion of calls that cannot be set up because sufficient network capacity is not available at that specific time and place. In 2002, our GSM network had on average a dropped call rate below 1% and a blocking rate of less than 0.7%. We have had an ongoing program to increase the redundancy of key mobile network elements, and further improve the resilience of the mobile network to minimize the customer impact of any individual node failure or congestion.

     At December 31, 2002, mobilkom austria’s GSM network consisted of 16 mobile switching centers, 4 home location registers and 4,957 base stations. An intelligent network platform is installed for GPRS and value-added services.

     We have substantially expanded our GSM network in recent years, particularly in areas of high traffic such as Vienna. In 2002, 298 new base stations were brought on-line, of which 210 were macrocell stations, which assure broad coverage, and 88 were microcell stations, which assure additional capacity in general in densely populated urban areas. mobilkom austria invested an additional EUR 86 million in our GSM network during the financial year 2002 to meet increases in mobile traffic volumes and to further enhance coverage.

     The following table shows the number of GSM microcell stations (which assure in-door coverage and additional capacity), GSM macrocell stations and total GSM transmitter stations in Austria that were operational at the end of the periods indicated.

	At December 31,

	2002	2001	2000	1999	1998

Microcell stations	932	844	796	640	427
Macrocell stations	4,025	3,815	3,324	2,693	2,230

Total (on air)	4,957	4,659	4,120	3,333	2,657

     We provide dual band services to accommodate our expanding customer base. At December 31, 2002, we operated nationwide a 2x10.4MHz (52 channels) spectrum in the 900MHz band and 2x15.0MHz (75 channels)spectrum in the 1800MHz band. We further expand dual band service to areas with significant amounts of mobile traffic like large and medium cities, technology parks, tourist sites, highways and airports.

     Our digital transmission network includes the standard components of a mobile telecommunications network, such as digital cross-connects, microwave, and radio links, and other transmission devices to connect different components of its networks. We use our fixed line corporate network services for transmission between mobile network elements and PSTN interconnect points, in particular for high capacity and high availability transmission requirements.

     General packet radio systems network (GPRS). GPRS enables high-speed mobile data-transfers, particularly for data applications such as mobile internet browsing and e-mail. We launched our GPRS services in August 2000. GPRS is available in the entire network. Maximum data rates are achieved by optimizing data compression. Based on this GPRS data transport capability MMS was introduced in 2002.

     Wireless application protocol (WAP). In December 1999 mobilkom austria introduced WAP, a specification for a set of communication protocols to standardize the way that wireless devices can be used for internet access, including e-mail and newsgroups. Since March 2000, mobilkom austria has offered a personalized WAP-portal with an integrated search engine.

     Universal mobile telecommunication system (UMTS). mobilkom austria successfully bid for UMTS licenses in Austria on November 3, 2000. UMTS allows for packet-switching and would allow operators to transmit data rates exceeding significantly those of the existing mobile systems. It also permits implementation of multimedia applications that integrate voice, video, and data communications. On September 25, 2002, the technical launch of UMTS was demonstrated with a live video conference over mobilkom austria’s UMTS network. mobilkom austria’s UMTS network, which is not in commercial use yet, covers with nearly 1,000 integrated base stations 40% of the Austrian population.

     Information technology/Operations support systems

     The quality of our operations support systems is critical to the success of our business. Our operations support systems store, manage and analyze essential business information. These operations support systems enable us to make timely business decisions and develop new products and services based on the needs of our customers.

     By increasing the automation of our business processes we improved the productivity of our operational units and improved access to information. Our operations support systems are mainly based on market-standard software, and we expect to further replace legacy systems with standard software solutions.

     We have implemented the following crucial improvements and enhancements to our operations support systems:

•	added functionalities to our customer relationship management systems like a workforce management system for field service;

•	enhancement of the billing system to support new services;

•	consolidation of Enterprise Resource Management Systems of our newly integrated subsidiaries to support consolidated and streamlined business processes in the areas of logistics, material management, finance, investment, and procurement, among others;

•	enhancement of the Data Warehouse, a system to identify new business opportunities and better understanding of customer needs; and

•	optimized workflow system between order entry and productions systems to better support customer-oriented order processes

     The above mentioned systems are interdependent and designed to improve customer service while reducing costs and increasing reliability through centralization of customer data. In 2003, we will continue the implementation of service support and sales support system functionalities as part of our customer relationship management systems and further increase the number of users. Furthermore, we aim to improve the integration of the order and productions systems to increase the rate of automation and to introduce web-enabled customer self service functionality.

Competition

     We face intense competition in all market segments. Competition has resulted in a reduction of tariffs and prices throughout the market and we expect that it will continue to pressure tariffs downward. For further information see “- Fixed line services — Tariffs”. We believe that market liberalization has contributed to market growth in the mobile communications and internet services segments and intensified competition in these segments as well as in the other two segments, fixed line services and data communications services. We expect that the market for mobile and data communications as well as internet services will continue to grow moderately whereas the fixed-line market will further stabilize. We expect that the growth in the mobile communications segment will not be able to match the growth rates of prior years. The Austrian telecommunications market was liberalized in three major steps:

•	data communications in 1993;

•	mobile communications in 1996: the granting of the second license to provide digital mobile communications services; and

•	voice telephony through fixed lines in 1998: the Austrian telecommunications market was fully liberalized as required by European Union directives.

     Fixed line services

     Between December 1997 and December 2002, the regulatory authority issued 89 licenses to other operators for the provision of voice telephony through fixed lines, and 84 licenses for the provision of leased line services. We believe that as of December 31, 2002, approximately 30 licensed operators were actively providing services because we have interconnection agreements with only 22 fixed line operators and 6 mobile network operators as of that date.

     In early 1998, call-by-call operators launched services in the Austrian market for voice telephony through fixed lines. Pre-selection of a carrier has been available since early 2000 for long distance, international, fixed-to-mobile calls, and calls to specific value-added service numbers. In early 2000, some of our competitors became full service providers by offering fixed line access. Carrier pre-selection for local calls has been made available since the beginning of 2001.

     Our primary competitors in the provision of voice telephony through fixed lines are UTA, TELE 2, tele.ring, eTel and UPC Telekabel (former Priority Telecom). Several smaller competitors have left the market including Carrier One, European Telecom, TeraCom, KPNQwest, Red Telekom and Cybertron. Most of our competitors are partly or even in majority owned by international, experienced telecommunications operators, and some of them are incumbents in their own home markets.

     The population of Austria is concentrated primarily in a few urban areas. Approximately 20% of the Austrian population lives in the Vienna area. Competitors can therefore service a large percentage of the population of Austria by focusing on a relatively limited geographic area. Under our universal service obligation, we are required to provide voice telephony, public payphones, directory inquiry services and other services throughout Austria, including rural areas. Until the end of 2002, competition has concentrated primarily on price. However, we believe that the decrease in prices is slowing down and we are noticing a trend towards bundled products such as fixed line services with online products.

     We are limited to some extent in our pricing flexibility due to our designation by the regulatory authority as having dominant market power in the fixed telephony network and services market, leased line market and interconnection market. As a result, most of our pricing must remain cost-based and significant changes are subject to prior approval by the regulatory authority.

     The procurement of goods and services by the Austrian federal government, state governments, municipalities and the public sector in Austria is subject to the Austrian public procurement law. Our tariffs and general terms of condition towards our customers are subject to prior approval by the regulatory authority, since we are viewed by the regulatory authority as having significant market power in the market of voice telephony in fixed network fixed lines. Under the approval procedure for our tariffs and general terms and conditions we are limited in our ability to grant substantial price discounts and alter terms and conditions. The public procurement law requires the public sector to make its purchase decision on either the best price or quality among the offers. Our competitors are free to fix their tariffs and general terms and conditions and thus may have greater flexibility in the price discounts and general terms and conditions they may offer.

     Mobile communications services

     The Austrian mobile communications market currently has four GSM operators with UMTS licenses (mobilkom austria, T-Mobile Austria, Connect Austria, and tele.ring) and two additional UMTS license holders. One of the latter, Hutchison Whampoa (H3G), will probably commence operations in the first half of 2003 whereas the other one has suspended its operations in Austria. In addition, one of our competitors in the fixed line business, TELE 2, entered the market in February 2003 as a service provider using the network infrastructure of our competitor, Connect Austria, reselling mobile communications services under its own brand name but without an own access number. TELE 2 intends to become a Mobile Virtual Network Operator (MVNO) after the new amended Telecommunication Act which may become effective after July 24, 2003. As a MVNO, TELE 2 would be able to offer its own access number.

     Our competitors in the mobile communications market are partly or wholly owned by international, experienced telecommunications operators, and some of these competitors are also incumbents in their own home markets. We compete in all facets of the mobile communications business, including handset prices, tariffs, corporate image, distribution network, product offerings, and network quality and coverage.

     In Croatia, VIPnet shares the market with the incumbent operator, a subsidiary of Deutsche Telekom, who in addition offers an analog network. To date, no UMTS license has been awarded in Croatia.

     In Slovenia there are currently three GSM operators and one service provider, whereas the incumbent was the only operator to have auctioned a UMTS license in 2002. A service provider is a competitor who provides mobile communications services using the infrastructure of an existing competitor. An operator relies on its own network infrastructure.

     Data communications services

     Data communications services have been liberalized in Austria since 1993. We face intense competition ranging from start-up companies to multinational alliances, like AT&T GNS, Equant, T-Systems and UTA. We compete in all areas of data communications services based primarily on a combination of price and quality of service.

     We are the overall leader among data communications providers in Austria.

     Internet services

     We face many competitors in the provision of internet services, ranging from established global portal service providers to general telecommunications operators like UTA/Netway, UPC Telekabel (chello), T-Online or EUNet.

     Our main internet service provider competitors are partly or wholly owned by international internet service providers. In the business market segment, we compete primarily with full-service telecommunications operators that offer internet access services, hosting services and voice telephony through fixed lines. Some of the operators in these market segments have longer operating histories abroad and greater name recognition in some European markets or in the United States.

     Our main competitor in the Austrian portal market for internet service providers is t-online.at.

Properties

     Our consolidated financial statements (including mobilkom austria group) show a net value for property, land and equipment of EUR 5,000.7 million in 2002 and EUR 4,591.8 million in 2001. The acquisition costs were EUR 10,650.5 million in 2002, and EUR 8,754.3 million in 2001. The acquisition costs include, among others, communications network and other equipment totaling EUR 9,358.1 million, land totaling EUR 62.5 million and buildings totaling EUR 653.0 million at December 31, 2002. The item communications network and other equipment includes primarily switching and transmission technology as well as access and trunk cables.

     The properties of Telekom Austria consist primarily of buildings with integrated technical facilities, such as switching devices, transmission towers, antennas and, to a relatively small extent, administrative buildings. In addition to the buildings we own, we also lease space. At December 31, 2002, we used about 2135 facilities, of which approximately 36% were leased. The land and buildings comprise overwhelmingly the property owned by Post und Telekom Austria AG allocated between Österreichische Post and us as a result of the spin-offs described under “History and Development of the Company.”

     Our headquarters are located in leased premises in Vienna’s first district. In the course of 2003 we expect to relocate our headquarters to Vienna’s second district. The majority of our information technology equipment is located in our own premises of approximately 11,000 square meters in Vienna. Our main switching and transmission equipment is based in our Arsenal facility, which occupies approximately 90,000 square meters in Vienna’s third district.

     We have contracted with Post & Telekom Immobiliengesellschaft mbH, a wholly-owned subsidiary of Österreichische Post, for the planning, construction and administration of the buildings we own and use, while we undertake the strategic and executive management of the real estate ourselves. Because of personnel reduction and concentration of offices we reduced the office space in 2002 and we expect additional small reductions in 2003. Our Supervisory Board has authorized our management to evaluate the possibility of using portions of our real estate for financing purposes as other telecommunications operators have done in the past.

Capital expenditures

     For information relating to our capital expenditures, see “Operating and Financial Review and Prospects — Liquidity and capital resources — Capital expenditures”.

REGULATION AND LEGAL FRAMEWORK

Regulation

     Liberalization

     The Austrian Telecommunications Act, enacted on August 1, 1997 and most recently amended on October 1, 2002, implemented European Union directives requiring the complete liberalization of the Austrian telecommunications market as of January 1, 1998. The Telecommunications Act empowers the Austrian Federal Minister for Transportation, Innovation and Technology (“the minister”) to issue ordinances containing detailed provisions relating to the Austrian telecommunications market. Since the Telecommunications Act was enacted, the minister has issued several ordinances including those relating to numbering, interconnection and special network access, universal service and tariffs for value-added services. Until 1994, the Austrian Postal and Telegraph Administration (Österreichische Post- und Telegraphenverwaltung) operated a state monopoly offering telecommunications networks and telecommunications services in Austria except satellite services. Market liberalization in Austria has taken place in stages. First, text and data transmission services and the remaining monopoly segments of the terminal equipment sector were opened to competition in 1993. The provision of voice services for corporate networks and within predetermined user groups was liberalized in 1994. In 1996, the operation of transmission paths for telecommunications services other than public voice telephony via fixed network was fully opened to competition. The mobile communications market was opened to competition in 1996.

     Prior to 1998, we faced competition in international outgoing telephony from foreign telecommunications providers, for example by using call-back services. The liberalization of the Austrian telecommunications market was completed on January 1, 1998, with the elimination of our last exclusive right, which was to provide domestic and international voice telephony services to the public by means of a self-operated fixed network in Austria.

     Regulatory framework

     The Telecommunications Act allows unrestricted market access to all entrants who qualify under the Telecommunications Act. The principal objective of the Telecommunications Act is the promotion of competition in the Austrian telecommunications sector through regulatory measures that promote reliable, high quality and innovative telecommunications services at a reasonable price. The Telecommunications Act also aims to create a modern telecommunications infrastructure that leads to high-quality services and sustainable competition. Additional objectives are the equal opportunity to enter the Austrian telecommunications markets, the provision of universal service throughout Austria, the protection of customers and operators against the abuse of significant market power and the efficient and interference-free use of frequencies. Operators having significant market power in particular telecommunications markets are subject to a special regulatory framework.

     The Telecommunications Act aims to implement various European Union telecommunications directives. As a result, the Telecommunications Act has implemented the European Union concept of “significant market power” in Austria. Nonetheless, the Telecommunications Act in its original German language refers to “companies with dominant market power.” As a sector-specific regulation, the significant market power concept as provided for in the telecommunications directives is distinguishable from the concept of market dominance as used in European Union and Austrian Competition Law. Thus, we refer to “significant market power” throughout this document to mean the telecommunications sector’s regulatory regime as it is implemented throughout the European Union, and therefore also in Austria, although the language of the Telecommunications Act may differ.

     The mandate of the regulatory authority overseeing the Austrian telecommunications market is to ensure competition and telecommunications services of high quality. Under the Telecommunications Act, the regulatory authority is responsible for licensing, usage of frequencies, administration of the numbering system, ensuring unrestricted market access for new entrants and controlling the availability of universal service. The regulatory authority is required to ensure that operators with significant market power provide access to their networks, internally used services and facilities to all competitors on a non-discriminatory basis, particularly in the areas of interconnection, pre-selection of a carrier, number portability and opening of the access to local subscriber lines, also called unbundling of the local loop. Access may only be refused on objective grounds, for example based on reasons of network-security or interoperability of services. The Telecommunications Act also includes general provisions for the protection of data, technical infrastructure, numbering, rights of way and consumer protection.

     Since the enactment of the Telecommunications Act, the minister has issued several important ordinances. The Interconnection Ordinance deals with interconnection under the Telecommunications Act, special network access and opening of the local access and joint use of facilities. It subjects operators with significant market power to a cost accounting system based on the methodology of forward-looking long-run average incremental costs. The Ordinance on Tariffs for Value-Added Services (Entgeltverordnung) determines the maximum prices for calls to personal numbers, shared cost services and premium rate services. These rules apply to all network operators.

     The Telecommunications Act contains provisions relating to the nation-wide availability of certain basic telecommunications services, referred to as universal service. Additional details concerning universal service requirements are provided in the Universal Service Ordinance which came into effect in June 1999 and was amended during 2000.

     Under the Telecommunications Act, the minister is responsible for developing and administering a national telephone numbering system. The regulatory authority must allocate numbers to public network operators; specific application procedures exist for all number ranges. In the area of service numbers which provide access to services (freephone, shared cost and value-added services), service operators may also directly apply for numbers and will receive them for implementation through a network operator. The regulatory authority is responsible for all number ranges except for emergency services and special numbers that are reserved for public use, such as mountain rescue. The Numbering Ordinance describes the numbering plan, including the national numbers regime, the proposed changes towards area codes, mobile numbers, personal numbers, toll free numbers, shared cost and value-added service numbers, and numbers for services in the public interest and the structure of national and international numbers.

     The Numbering Ordinance also puts into effect the obligations of interoperability, pre-selection of a carrier and number portability. All operators must ensure interoperability to all customers, independent of the operator they use. Pre-selection of a carrier and call-by-call selection must be offered by operators with significant market power. Additionally, customers must have the option of overriding their pre-selected carrier on a call-by-call. The carrier selected, whether on a call-by-call or a pre-selected basis, is responsible for billing and collecting the fees for the call.

     Under the Numbering Ordinance, Telekom Austria and other telecommunications network operators have to provide number portability. This permits customers to keep their assigned telephone numbers when they choose to change their network operator, so long as they remain at the physical location from which they access the network. Number portability currently applies to geographic and service numbers but does not apply to emergency and special numbers as described above. The Numbering Ordinance also requires operators to offer geographic portability.

     In addition to the foregoing, developments on the European level will have an impact on national legislation. On April 25, 2002, the new telecommunications directives package (see “– The European Union”) was officially published by the European Commission.

     In July 2002, the Austrian minister of infrastructure published for public comment a proposed amendment to the Telecommunications Act designed to implement the new regulatory framework of the European Union into national law by July 25, 2003. See “– Legal framework – The European Union”. The proposal includes a further liberalization of the licensing regime, which as it is currently proposed requires that a potential entrant to the market only needs to notify the relevant authority, and in addition includes consumer and data protection measures. Since the amendments to the Telecommunications Act are not yet final we cannot predict the outcome of the final rules. See “Key Information – Risk factors”.

     The regulatory authority

     On April 1, 2001, the Communication Authority Act entered into force and created harmonized authorities for regulation of the telecommunications and the media (broadcasting) sector anticipating the expected convergence between these two sectors. The Telecommunications Act and the Communications Authority Act provide for regulatory bodies in the telecommunications (Telekom-Control-Kommission) and the broadcasting media sector (Communications Authority). The Rundfunk und Telekom Regulierungs-GmbH serves as the administrative arm of both of these authorities.

     The Telekom-Control-Kommission keeps its original tasks (in addition, it is now responsible for oversight of abuses by operators with significant market power), while the former Telekom-Control GmbH was merged with the newly established Rundfunk und Telekom Regulierungs-GmbH.

     Rundfunk und Telekom Regulierungs-GmbH, a non-profit company with limited liability, is responsible in the telecommunications sector for handling complaints, especially billing disputes with customers or disputes about the quality of service. Since the Austrian Electronic Signature Act went into effect on January 1, 2000, the Rundfunk und Telekom Regulierungs-GmbH has been responsible for supervisory activities under this law.

     Although it is wholly owned by the Republic of Austria, it is financially independent from the Austrian state. Its expenditures are covered by license fees and annual payments from telecommunications service providers and broadcasting companies in relation to the total revenue of the respective markets. The minister supervises the Rundfunk und Telekom Regulierungs-GmbH’s activities. Rundfunk und Telekom Regulierungs-GmbH is required to publish a yearly report about the activities of the regulatory authority.

     Along with all Austrian broadcasting and telecommunications companies, we must contribute a small portion of our revenues toward the financing of the new Rundfunk und Telekom Regulierungs-GmbH.

     Within this report the term “regulatory authority” refers to “Telekom-Control-Kommission” and to “Rundfunk und Telekom Regulierungs-GmbH.”

     Telekom-Control-Kommission

     The Telecommunications Act also established the Telekom-Control-Kommission, an independent three-member committee that meets the requirements of a Tribunal under the European Convention on Human Rights.

     The Telekom-Control-Kommission is responsible for decisions involving the following issues:

•	granting, withdrawing and revoking licenses;

•	approving the transfer and amendment of licenses;

•	approving business conditions and tariffs;

•	exercising the right to object to submitted business conditions and tariffs for inconsistencies with the law;

•	setting financial compensation to be paid from and to the universal service fund;

•	deciding which service providers are classified as having significant market power;

•	defining the conditions for interconnection in the event of a dispute about the granting of network access and the scope of interconnection;

•	determining conditions for co-usage of telecommunications equipment in case of disputes;

•	allocating frequencies for mobile telecommunications services;

•	making decisions regarding failure to comply with the prohibition of cross-subsidization; and

•	observance of abuses by operators with significant market power, including the possibility to forbid or order certain courses of action and to declare contracts ineffective.

     The Telekom-Control-Kommission is entitled to file applications with the Cartel Court according to the latest amendment of the Competition Act (Wettbewerbsgesetz) which went into force on July 1, 2002.

     Other regulatory bodies

     The minister, the Telecommunications Offices and the Office for Radio Installations and Telecommunications Facilities, which has replaced the former Office for Authorization since November 2001, are administrative authorities that may take all measures requiring the exercise of public power in the area of telecommunications. The Telecommunications Advisory Board should advise the minister and the regulatory authority regarding the telecommunications matters, but the Telecommunications Advisory Board is still not set

up. Decisions of the regulatory authority may be appealed to the Supreme Administrative Court and in limited circumstances to the Constitutional Court.

     Regulation of market entry – licensing and notification requirements

     The Telecommunications Act differentiates between licenses (Konzession) and notifications. Operators which offer either public voice telephony services by means of a self-operated, fixed network or public leased lines must apply for a license issued by the regulatory authority. The same applies to companies that provide mobile voice telephony services and other public mobile services via a self-operated mobile communications network. However, no license is needed for mobile communications services offered via satellite radio or if the minister determines that there are sufficient frequencies for current and future use. So far, no such determination was made by the minister.

     For all other telecommunications services, providers must notify the regulatory authority in writing about the planned provision of the service, changes in the operation or the termination of a service. Services consisting of resale of telecommunications services do not need to be notified. At least once a year the regulatory authority must publish a list of notified services and the companies offering them.

     Fixed network licensing

     To acquire a license, an applicant must first file a written application with the regulatory authority. Absent special circumstances, the regulatory authority must decide on the application within six weeks. Special circumstances include incomplete documentation provided by the applicant or prior investigations. If special circumstances exist, the decision-taking process must not exceed four months. There is no general limitation to the number of licenses which can be granted to providers of public voice telephony and leased lines. Licenses must be granted if the applicant proves the necessary technical competence and if there is no reason to assume that the applicant will not be able to provide the relevant service in accordance with the terms of the license. The financial strength of the applicant and his experience in the telecommunications market and related sectors must be taken into consideration. Licenses may be limited to specific geographical areas, specific services or be granted for a limited period of time.

     Licensees pay a one time flat fee of EUR 5,087 to cover the administrative costs arising from the licensing process. In addition, licensees must contribute annually to the regulatory authority for costs relating to administration, supervision and implementation of the license. The regulatory authority determines these contributions based on the annual revenues generated by each licensee and service provider in relation to the total revenue of the market.

     An operator may transfer his or her license in whole or in part with the prior consent of the regulatory authority. The regulatory authority may also modify individual provisions of the license prior to its expiration if the modification is necessary to protect the public interest. If a licensee is in material breach of the terms of the license, the regulatory authority may either withdraw the license, change its terms or temporarily suspend it.

     Mobile services licensing (GSM technology)

     The total number of licenses issued for mobile services is limited by the number of available frequencies. The existing licenses were granted under different regulatory regimes. There are four operators offering mobile telephony and other mobile services in Austria:

•	mobilkom austria

•	T-Mobile Austria GmbH, the former max.mobil Gesellschaft für Telekommunikation GmbH

•	Connect Austria Gesellschaft für Telekommunikation GmbH and

•	tele.ring Telekom Service GmbH & Co KG.

     According to the Telecommunications Act, frequencies for mobile communications services must be awarded by public auction. The regulatory authority must allocate the frequencies to the applicant which fulfils the criteria for licensing in the best possible way and which guarantees the most efficient use of the frequencies. This is assumed to be the applicant that offers the highest price for the frequencies. Mobile licenses are all granted for a limited period, which is generally 20 years, and are renewable.

     UMTS

     On November 3, 2000, six mobile operators, including mobilkom austria, the three other operators in Austria and two new entrants (Hutchison 3G and Telefonica), successfully bid for UMTS licenses. However, one of these new entrants, Telefonica, has suspended its operations in Austria. mobilkom austria bid for two paired 10MHz and one unpaired 10MHz frequency blocks as a result of an auction held by the Austrian regulatory authority. Under the terms of the license award, mobilkom austria is required to cover 25% of the Austrian population by the end of 2003 and 50% by the end of 2005. By the end of 2002 our UMTS network covers 40% of the Austrian population.

     The Telecommunications Act provides that UMTS licensees who, like mobilkom austria, also hold digital GSM licenses, must grant national roaming services to any UMTS licensees who do not operate a GSM network provided that there is enough capacity. National roaming means that the customers of a UMTS operator are able to make and receive phone calls in areas not covered by their UMTS operator through the network of another GSM operator. National roaming has been designed to allow UMTS operators which do not have an established GSM network, nevertheless to offer GMS services, thereby enhancing competition. UMTS licensees which have a geographic coverage of 20% of Austria with their UMTS network are entitled to receive national roaming. This right can be enforced, and fees regulated, in a proceeding before the national regulatory authority, if no agreement can be reached. Mainly for that reason mobilkom austria preferred to come to a commercial agreement with Hutchison 3G, with benefits for both parties. Hutchison 3G receives voice and GPRS roaming services, as soon as they fulfill the coverage requirements in their license. mobilkom austria might be in the position to make significant additional revenues, mainly because commercial terms were agreed, not regulated. National roaming among UMTS operators is also permitted, although there is no legal obligation to provide this service.

     Regulation of operators with significant market power

     A basic principle of the regulatory framework established by the Telecommunications Act is the distinction between operators with significant market power and other operators. An operator has significant market power if:

•	it faces little or no competition; or

•	compared to its competitors, it has an overwhelming position due to its ability to influence market conditions, its revenues in comparison to the size of the market, its control of the means of access to customers, its access to financial resources or its experience in providing products and services.

     In addition, the regulatory authority presumes an operator to have significant market power if it has a share of more than 25% of a particular telecommunications market in a particular geographical area within which it is authorized to operate. The regulatory authority may also determine that an operator with less than 25% of the relevant market has significant market power or that an operator with a share of more than 25% does not have significant market power. In both cases, such decisions must be based on the criteria set out above.

     Operators with significant market power are subject to special rules and obligations, including primarily:

•	operators must obtain prior approval for business terms and conditions relating to the provision of voice telephony on fixed and mobile networks and leased lines;

•	operators must obtain prior approval for tariffs for voice telephony through fixed lines and leased lines;

•	operators are under a duty to adhere to the principle of non-discrimination and to provide competitors with services and special network access facilities under comparable circumstances, under equivalent conditions and at the same level of quality that the operator offers on the market and that is provided internally for affiliated companies or for competitors. This is called “Open Network Provision”;

•	operators must grant access to the telecommunications network or unbundled parts thereof on a non-discriminatory basis to all competitors and users;

•	operators must implement adequate, separate accounting systems for their telecommunications activities and other businesses to ensure transparency and prevent cross-subsidization; and

•	operators must implement a cost accounting system in compliance with the Open Network Provision Directives of the European Union that assigns costs and cost elements to all the services and service elements and permits subsequent auditing.

     To date, the regulatory authority determines annually which operators are deemed to have significant market power and in which markets. According to the regulatory authority’s decision issued in 2001, no mobile operator was deemed to have significant market power, neither in the market of mobile voice telephony nor in the market of interconnection. Currently, according to the latest decision of the regulatory authority in 2002, Telekom Austria is the only operator considered to have significant market power, but only in the markets of:

•	voice telephony over fixed network;

•	leased lines; and

•	national interconnection.

     By July 25, 2003, the new European regulatory framework must be implemented in the Austrian Telecommunications Act. Significant market power will from then on be determined in a more consistent way with general competition law terms. Since the implementation process has just begun, we are not in a position to give any further information about the final legislative rules.

     Pricing and price regulation

     Tariffs and tariff-related business terms and conditions for the voice telephony and leased lines services of operators with significant market power are subject to special regulatory approval. In general, the regulatory authority must approve the business terms and conditions and tariffs of these operators in the fields of public voice telephony services and leased lines prior to their introduction. Any permanent structural changes in tariffs and/or terms must be submitted to the regulatory authority for approval.

     The regulatory authority has the right to refuse the proposed conditions within eight weeks. If the regulatory authority do not act within this time, the terms and conditions or tariffs are deemed approved. With respect to tariffs, the regulatory authority may require additional documentation within the first three weeks after the initial filing. The eight week period for approval is suspended and continues only when the applicant has delivered this documentation. In addition, modified terms and conditions must be announced eight weeks prior to their introduction in case of unfavorable modifications for the customers.

     Tariffs for other services are subject to a notification obligation only. This applies, for example, to tariffs for on-line services. Special provisions exist for tariffs for service numbers. The Price Ordinance for Value-Added Services specifies maximum tariffs for the various services offered such as shared cost services or premium rate services.

     Prices for telecommunications services must be cost-oriented and based on transparent and objective criteria ensuring equal treatment of customers. We are required to maintain a cost accounting system that correctly allocates costs among the services it provides.

     Cost accounting system

     The Telecommunications Act subjects operators with significant market power to a cost accounting system. In 2001, the regulatory authority determined for the first time that our cost accounting system for the year 2000 adheres to the certification standards in conformity with the Open Network Provision Directives of the European Union. The annual certification proceeding for 2002 was commenced by the regulatory authority in February 2003.

     Major regulatory decisions affecting Telekom Austria

     The following is a brief description of the most important decisions taken by the regulatory authority since 1999.

     Current tariffs

     On November 15, 2000, we filed an application for our “pay-per-second” tariffs (so called TikTak tariffs). On January 29, 2001, the regulatory authority approved four of these tariffs plans without setting termination date for the tariffs. Since this decision we have been required to apply for approval from the regulatory authority if we want to implement new tariffs or change any of our tariffs even if those tariffs already had been approved. On May 18, 2001 and on September 21, 2001, the regulatory authority approved further “pay-per-second” tariff schemes including several flat rate schemes. All of our tariffs had to be approved once again by the regulatory authority on October, 2001, due to the introduction of the European unified currency. At the same time, new and extensive reporting obligations were introduced by the regulatory authority.

     The regulatory authority has approved all of our end user tariffs we applied for. In some instances it is not clear whether the regulatory authority has the right to fix the tariffs for some of our servicing products, such as rendering conference call services. Therefore we are in continuing negotiations with the regulatory authority for some of these services.

     Leased lines

     On April 2, 2000, the regulatory authority approved our tariffs for national leased lines, which became effective on May 1, 2000 and were valid until June 30, 2001. On June 1, 2001, the regulatory authority approved our new tariffs for leased lines. The new tariffs have been effective since September 1, 2001.

     We did not file an application but only notified the regulatory authority about our international leased lines tariffs which became effective on May 2001. In our opinion these tariffs were not subject to approval.

     Fixed-to-mobile tariffs

     When we changed our tariffs in September 1999, fixed-to-mobile tariffs remained unchanged. Therefore, the regulatory authority requested that we introduce lower fixed-to-mobile tariffs.

     The regulatory authority set the amount which we may retain for each minute originating from our fixed line network, known as the mobile turnover retention, at EUR 0.06 per minute. We may retain this amount for each minute originating from our fixed line network, notwithstanding the mobile operator’s termination charge.

     Also in case we increase the fixed-to-mobile tariff we are not allowed to retain more than EUR 0.06 per minute but have to pass the increase on to the mobile operator.

     In November 2001, further decisions by the regulatory authority were taken concerning the charges for termination in mobile networks regarding mobilkom austria and UTA for the period until December 31, 2002. In addition, UTA took legal steps demanding that the lower termination charges to mobilkom austria’s networks should be continued. However, to date the proceedings are still pending.

     Tariffs for special services

     In December 2000, the Austrian government enacted an act relating to state payments for the communications costs of certain people, including the physically handicapped and poor. The Republic of Austria will pay telecommunications providers EUR 13.81 per month for each applicable customer. After the approval of our corresponding tariffs by the regulatory authority on February 26, 2001, we signed a contract with the minister that regulates the administration and payment concerning this subsidy. For further information, see “– Special service obligation”.

     Tariffs for public payphones

     On August 31, 2000, we submitted an application to change the tariff structure for payphones. The new structure was approved by the regulatory authority in October 2000 until December 31, 2002 and came into effect as of November 2000. The purpose of the new structure is to create a standard tariff within Austria regardless of the distance or the time of day of the call. In addition, as a result of the introduction of the Euro as the sole currency in Austria, our payphones were reconfigured. In December 2002, the regulatory authority approved the extension of these tariffs for an indefinite period of time.

     Interconnection and special network access

     The subject of interconnection is of particular importance to the development of a competitive market in telecommunications. The former European Union Regulatory Framework for Interconnection and its amendment on number portability and pre-selection of a carrier is set out in Directive 97/33/EC on Interconnection in Telecommunications. These provisions were implemented into Austrian law by the Telecommunications Act, the Interconnection Ordinance and the Numbering Ordinance.

     The Telecommunications Act imposes specific obligations concerning network access and interconnection. The Interconnection Ordinance provides detailed regulations and specifies the manner in which interconnection and special network access is to be carried out. The Numbering Ordinance also lays down the principles of pre-selection of a carrier and number portability.

     General principles

     All operators of public telecommunications networks are obligated upon request to offer network interconnection to other operators. If the parties fail to reach an agreement within six weeks, one of the parties can refer the matter to the regulatory authority, who will then decide on the conditions for interconnection. The regulatory authority is also entitled to determine fees for interconnection if providers with significant market power are involved. The interconnection agreement must contain certain terms required by the Interconnection Ordinance discussed below.

     Provisions applicable to operators with significant market power

     An operator of a telecommunications network which offers telecommunications services to the public and has significant market power must allow other operators access to its telecommunications network or unbundled parts thereof. This access must be granted either via connections that are generally available on the market, called general network access, or, if the requesting party bears the costs, via special connections, called special network access. Special network access must be granted only if technically feasible.

     Limitations on access must be based on the requirements of the Open Network Provision Directives of the European Union, which includes the preservation of the security of network operations, the maintenance of network integrity, the interoperability of services and the protection of data.

     A network operator with significant market power must also grant competitors access to services it uses internally on the same conditions as they are granted internally, unless different conditions can be objectively justified. The operator is further required to unbundle its services and therefore has to offer its services used internally, including transmission, switching and operational interfaces in a way that competitors do not need to purchase services they did not request.

     An operator with significant market power is not, however, required to unbundle if it can demonstrate that the request for unbundling is not objectively justified. In addition, operators with significant market power are obliged to grant physical collocation. This means the operator is obliged, if technically feasible, to allow competitors to use transmission, switching and operational interfaces to the competitors’ network on the operators’ premises at the same conditions as applied internally.

     An operator with significant market power must adhere to the harmonized technical standards for interfaces and service features in conformity with the Open Network Provision Directives of the European Union.

     Operators with significant market power are obliged to issue reference interconnection offers. The regulatory authority must publish reference interconnection offers. They also have the power to impose amendments to those reference interconnection offers at any time.

     Operators must file agreements on interconnection and special network access to the regulatory authority. The terms of such agreements must be based on objective criteria and be comprehensible and interconnection and special network access must be provided on a non discriminatory equal basis.

     Interconnection in Austria

     In various decisions since March 1998, the regulatory authority has set out additional principles for interconnection. With these decisions, the regulatory authority set the tariffs for interconnection from fixed and mobile-to-fixed line and also from fixed line to mobile networks. The regulatory authority decides on the tariffs for carrier selection, the type and scope of carrier selection to be implemented, local interconnection, mutual access to freephone numbers, value-added services, shared cost services, private networks, personal numbers and access to on-line services.

     At December 31, 2002, we had entered into 34 interconnection agreements with 22 fixed-line and 6 mobile (4 GSM, 1 Tetra, 1 UMTS) licensed operators in Austria. Separate fixed and mobile agreements were entered into with all six mobile operators. The most important services between operators are voice interconnection services, such as call termination, carrier selection, call origination to services (eg. value-added services), and number portability as described below.

     Call termination in Austria

     Termination is the service which transports a telephone call from the point of physical connection between two or more networks to the called party of another network. Fees for call termination vary depending on the route taken by the signal, more specifically the number of switching elements used. Depending on the locations of the point of interconnection and the called party, there may be a different number of switching stages and inter-exchange links, which is the reason for a more complex tariff structure. The charge is calculated on a per minute basis. Austrian practice distinguishes among three situations:

•	Local exchange interconnection allows access to all customers within a local area. At December 31, 2002, we allowed access to 43 local exchanges;

•	Single transit interconnection is interconnection via a single transit switch. In technical terms, this is known as single transit or single tandem call termination. We offer 7 long distance exchanges for single transit interconnection; and

•	Double transit interconnection is interconnection via two transit switches. In technical terms, this is known as double transit or double tandem call termination.

     Carrier selection

     Carrier selection is the feature that allows a customer to select another network operator for voice telephony services. Carrier selection is identified as an interconnection service in the Telecommunications Act. Two types of carrier selection are currently regulated:

•	Pre-selection. The customer chooses the network operator for all local, long distance, international, fixed-to-mobile calls, and calls to special service numbers on a permanent basis with the opportunity for call by call override;

•	Call-by-call selection. The customer dials a prefix number or Carrier Access Code and a network operator code, or Carrier Identification Code, each time prior to dialing the called party’s number to identify the network operator to be used to route the call.

     We are required under the Numbering Ordinance to offer pre-selection and call-by-call selection. Other fixed line operators are not required to do so, but are not restricted from doing so.

     Number portability

     According to European Union directives, the Austrian Telecommunications Act, and the Numbering Ordinance, all fixed network providers are required to provide number portability. This means that customers can change operators while keeping their existing telephone number provided they do not change their residence. In early 2000, the regulatory authority decided on the portability of geographical numbers as well as service numbers.

     The Numbering Ordinance requires the introduction of three types of number portability to be implemented in two stages. The obligation to provide operator portability and service number portability became effective on January 1, 1998. The obligation to provide geographic number portability became effective on January 1, 2000. The regulatory authority, in its latest decision dated 2002, ruled that operator portability of geographic numbers and service number portability have to be offered at a one-off fee of EUR 21.79. To date, the Austrian Telecommunications Law does not include any obligation for mobile operators to make number portability available to customers. The new European Regulatory Framework does however specify such an obligation. This obligation will have to be implemented in the Austrian Telecommunications Law by July 25, 2003. However, the national legal framework has not been provided yet. Nevertheless, a working group has been including all GSM-operators, the new UMTS-licensees, and the fixed line operators, trying to agree on the technical and commercial terms of a mobile number portability solution.

     Access to local subscriber lines

     As described above, a network operator having significant market power in a particular market must allow other providers to access its network or unbundled parts of that network. Limitations on access may be based only on the “essential requirements” as set forth in the European Union Open Network Provision Directive, which include the preservation of the security of network operations, the maintenance of network integrity, the interoperability of services and the protection of data. Agreements on network access must be based on objective criteria, must be comprehensible and must provide non-discriminatory unbundled access with equal opportunity to the telecommunications networks of an operator.

     In the light of these obligations, since 1999 various competitors have requested a reference unbundling offer which contains the conditions according to which we provide them access to local subscriber lines, also called unbundling of the local loop. Allowing competitors to connect to customer access lines also gives them direct access to customers without having to construct local networks on their own. Therefore, competitors may use our customer access lines to offer directly a wide range of services. We receive a flat monthly fee from the operators, irrespective of the bandwidth transmitted. The regulatory authority’s decisions taken to date are not restricted to voice telephony or a certain bandwidth. We have always adapted our reference unbundling offer to these decisions.

     With full unbundling, the copper telephone line is leased to a third party for its exclusive use. The lessee has full control of the relationship with its customer for the provision of a full range of telecommunications services, including deployment of digital subscriber lines or DSL systems for high speed data applications.

     A related issue is collocation, whereby we must grant space to operators requesting unbundling, which must be physically close to the telecommunications lines. The regulatory authority has determined that such space must be leased at market rates. We have filed appeals to the Supreme Administrative Court on the basis that the imposed monthly and one-time fee per customer do not cover our costs.

     On March 12, 2001, the regulatory authority decided that, beginning January 1, 2002, we must offer full unbundling for a monthly fee of EUR 10.90 and subloop unbundling (unbundling of a specific part, but not the entire local loop) for a monthly fee of EUR 8.43 until December 31, 2004. We may not charge our competitors for sub-loop unbundling from an in-house distribution point to a network termination point.

     Due to various decisions that were rendered in 2000, leased lines providers and internet providers are also allowed to unbundle our subscriber lines under a non-discriminatory regime. We appealed to the Supreme Administrative Court, because we believe that this could endanger our network’s integrity and because we think that the monthly and one-off fees set by the regulatory authority do not cover our costs and because penalties for not following the procedures are excessive.

     At December 31, 2002, we had entered into agreements with 18 competitors concerning unbundling the local loop. About 10,000 subscriber lines have been fully unbundled.

     An alternative to full unbundling is high speed bit stream access. Here an operator installs a high speed access link to the customer’s premises, for example by installing its preferred DSL equipment and configuration in its local access network. The access link must be made available to third parties to enable them to provide high speed services to customers. This form of unbundling is available on demand as a result of an agreement with ISPA, the organization of Austrian Internet Service Providers, concluded in March 2000, which again is a result of the EC-Recommendation of 2000 and due to the particular demands of the regulatory authority. The agreement has been frequently updated and adopted to recent technical standards.

     With shared use of the copper subscriber line, one of the operators provides telephone service, while the other delivers high speed data services over the same subscriber line, using its own high-speed DSL modems. Telephone traffic and data traffic are separated by means of a splitter before the switch. The line remains connected to and part of the public switched telephone network. In the light of the EC-Regulation on Unbundling of the Local Loop which entered into force at the beginning of 2001, the regulatory authority required us to offer shared use. We appealed against this decision. Nevertheless we will have to offer shared use. However so far there has been no demand in the Austrian market to offer such services.

     Regulation of interconnection and access fees

     Interconnection fees for the fixed network are regulated by element-based costing. Element-based costing means that fees are charged according to the number and the level of switching facilities used. This differentiates between single and double tandem interconnection. There are local, single tandem and double tandem tariffs. Interconnection fees vary according to the time of day. Peak time is from 8:00 a.m. to 6:00 p.m. from Monday to Friday, off-peak time is from 6:00 p.m. to 8:00 a.m. on weekdays and the entire weekend and public holidays.

     Origination and termination fees are usually identical except for interconnection at the double tandem level where origination fees are higher than termination fees. According to the regulatory authority, higher origination fees on the double tandem level should avoid atypical traffic by giving incentives to alternative network operators to expand their networks into a larger number of point of interconnection locations. The regulatory authority took this decision to avoid inefficient market entry from companies with few switches or small networks.

     The applicable interconnection fees valid until September 30, 2003, are set forth in the following table.

			Single tandem	Double tandem
			(One main	(Two main
	Rates	Local	switch)	switches)

		(EUR per	(EUR per	(EUR per
		minute)	minute)	minute)
Origination	Peak	0.0085	0.0130	0.0290
	Off-peak	0.0050	0.0072	0.0110
Termination	Peak	0.0085	0.0130	0.0225
	Off-peak	0.0050	0.0072	0.0087
Transit	Peak	n.a.	0.0029	0.0062
	Off-peak	n.a.	0.0015	0.0032

     These interconnection fees apply to voice telephony services and other services, including access to value-added services in the fixed network.

     Interconnection fees for accessing on-line services are EUR 0.0085 per minute (peak) and EUR 0.0050 per minute (off-peak) for the local level, and EUR 0.0130 per minute and EUR 0.0072 per minute for single tandem. Local transit is not permitted. The regulatory authority decided that we must pay the interconnection fee for regional call termination instead of a local termination fee to one operator which is connected at the local level.

     Mobile operators must pay the same fees as fixed network operators for terminating their calls in the fixed network. For fixed-to-mobile termination, the fees vary depending on which mobile network the call is actually terminated.

     According to the regulatory authority, indirect interconnection occurs, for example, if a call originates on one network, is in transit over a second network and terminates on a third network. In November 1999, the regulatory authority decided that it has jurisdiction to regulate the indirect interconnection relationship between the first and third operators in the example above. In its decision Z 8/99 of November 11, 1999 the regulatory authority ruled in favor of the fixed-network operator UTA, which was not directly interconnected with mobilkom austria, but terminated its calls on mobilkom austria’s network in transit over the network of Telekom Austria. mobilkom austria’s interconnection fees were regulated.

     mobilkom austria has filed an appeal against this decision with the Supreme Administrative Court arguing that indirect interconnection is no interconnection in the legal sense of the Telecommunications Act or the Interconnection Ordinance, and therefore the regulatory authority had no power under the existing legislation to decide on this issue. However, the decisions of the regulatory authority are binding as long as the court has not ruled on the issue, and the appeals are still pending. Due to the fact that mobilkom austria had significant market power in the markets of voice telephony and interconnection, these tariffs had to be offered to all fixed-line operators in Austria. mobilkom austria took the view that interconnection tariffs between mobile operators had to be applied reciprocally. Therefore mobilkom austria initiated regulatory proceedings against the three other mobile operators in Austria: T-Mobile Austria, the former max.mobil, Connect Austria, and tele.ring.

     In the decisions Z 6/00, Z 7/00, and Z 8/00 on July 31, 2000, the regulatory authority decided, although in stages, on reciprocal termination rates between mobilkom austria’s network and the networks of T-Mobile Austria, the former max.mobil, and Connect Austria. The new rate for calls originating on mobilkom austria’s network and terminating on the network of T-Mobile Austria or Connect were EUR 0.138 per minute (from August 1, 2000, in respect to T-Mobile Austria and from January 1, 2001 in respect to Connect). However, in the decisions Z 8/01 and Z 5,7/01 of November, 2001, the Telecom Control Commission set new interconnection fees between the networks of mobilkom austria and two fixed-line operators, MCI Worldcom and UTA. mobilkom austria was required to lower its interconnection fees in stages to finally EUR 0.1125 from April 1, 2002 to December 31, 2002. Somewhat surprisingly, according to the regulatory decision Z 14,15/01, issued at the same time, the interconnection fee between the networks of the second-largest Austrian mobile operator T-Mobile Austria and UTA remained unchanged at EUR 0.138 until December 31, 2002. The regulatory authority argued, contrary to its decisions one year previously, that T-Mobile Austria incurred higher used-capacity costs, and should therefore be entitled to charge higher interconnection fees. Due to the fact that since mid 2001 no mobile operator is considered to have significant market power, the determination of the fees was made on the basis of an appropriate fee comprising used-capacity costs and parts of other cost factors. mobilkom austria has filed an appeal against the decision Z 5,7/01.

     On May 6, 2002 the decision Z 31/01, 3/02 was issued. It stated non-reciprocal interconnection charges between mobile networks, more specific a termination fee for mobilkom austria of EUR 0.124 from December 28, 2001 to March 31, 2002, and EUR 0.1125 from April 1, 2002 to December 31, 2002, whereas the termination fee for T-Mobile Austria was set at EUR 0.138 starting on December 28, 2001. mobilkom austria has filed an appeal against this decision.

     Another very important decision for mobilkom austria was issued in October 2002. TELE 2 was denied the right to interconnect as a Mobile Virtual Network Operator, because the national regulatory authority held the view, that TELE 2 needs a GSM-license to act as MVNO. As a consequence it could not enter the mobile market in Austria as a mobile virtual network operator, which would have entailed that it could have offered its own access number for providing mobile communications services. TELE 2 entered the mobile market in Austria in February 2003 as a service provider using the network infrastructure of our competitor, Connect Austria, reselling mobile communications services under its own brand name but without its own access number. TELE 2 intends to become a Mobile Virtual Network Operator (MVNO), with its own access number, after effectiveness of the new amended Telecommunication Act which is expected to occur after July 24, 2003.

     In December 2002 UTA and tele.ring Austria started regulatory proceedings against mobilkom austria, the main issue being once again the interconnection fees. Both proceedings are still pending.

     Interconnection fees for access to value-added services differ according to whether the originating operator determines the end user tariff or whether the terminating operator determines the tariff. In the first case, the terminating operator (the operator in whose network the service is provided) receives a termination fee, just as for other calls terminating in a fixed network; the originating operator makes his profit with the margin on the end user tariff. In the second case (e.g. for toll-free, shared-cost or premium rate services), the originating operator collects the end user tariff and passes it on to the service network provider. However, the originating operator may keep a specified amount for billing (EUR 0.0022 per minute) and for bad debt risk (10% of the end user price for premium rate services), and charges an origination fee which is supposed to cover the costs of his network usage. For mobile operators the charge is about 4% lower than the termination fee, and was also set in the regulatory decisions mentioned above. For fixed-line operators the fee for origination and termination is the same. However, the commercial importance of origination fees is much lower than of termination fees.

     At January 1, 2002 we altered the invoicing system with alternative telecommunications companies in accordance with the regulation of the regulatory authority. This resulted in a reduction of revenues in 2002 as the amounts were only invoiced net of the interconnection charged to us for terminated calls from alternative telecommunications companies.

     During the year of 2002, we standardized our contracts with all domestic interconnection partners in the fixed and mobile sector, effective January 1, 2002. We have received approval for these contracts by the regulatory authority. The standard contracts contain a requirement that all contracting parties provide collateral for the obligations under the contract, which allows us to minimize the risk of potential insolvency of interconnection partners. Additionally, the standard interconnection contracts include, among other conditions, the obligation for all operators to transmit the calling line identification to allow us to trace the origin of the core. The contract also provides for a renegotiation of the contract in case the contract is voided by the Austrian courts.

     Numbering

     Numbering is administered by the regulatory authority and the minister. The regulatory authority allocate numbers for all applications (geographical, non-geographical), except emergency services and special numbers, and the minister is responsible for designing the numbering plan set out in the Numbering Ordinance. This ordinance provides that the current system of 1,022 local area codes will be replaced by a closed numbering plan with 23 areas. The numbering plan for geographic numbers has not yet been implemented. A working group will be formed by the minister to investigate whether the change towards a new numbering plan is necessary. We expect that the existing local area codes will be kept.

     Special regulations apply for numbers for value-added services, shared cost services and premium rate services. These numbers are also allocated by the regulatory authority and can be allocated to network operators as well as to end users. The number allocated to an operator or an end user will be implemented in a specific network at the request of an end user. Special fees apply for the implementation of these numbers in other networks.

     Universal service

     The Telecommunications Act sets forth the framework for universal service in Austria. Universal service is defined as the minimum public telecommunications services that all users must have access to, at an affordable price and at a specific quality level, independent of their places of residence or business. The scope of universal service comprises access to public voice telephony via fixed line including fax, modem and data transmission, free and unrestricted access to emergency services, access to directory enquiry services, access to telephone directories and the provision of public payphones at accessible locations. The detailed technical quality criteria are further defined by the Universal Service Ordinance.

     The Universal Service Ordinance also provides criteria for the quality of voice/speech transmission, the reaction time for operator services, the percentage of public payphones in function and billing accuracy. The operator responsible for the provision of universal service has to inform the regulatory authority about the quality parameters once a year.

     We are the only provider of voice telephony that is required to provide universal service. In July 2002, the minister announced that he saw no reason for a call for tender regarding universal service. The next verification of the requirements for a call for tenders is expected under the regime of a new Telecommunications Act.

     We have so far not been reimbursed for any of our costs incurred for the provision of universal services by the Universal Service Fund. The Telecommunications Act states that the costs of universal service which cannot be covered despite cost-efficient management are to be refunded to the provider upon application. Costs must be calculated according to Annex III of the Open Network Provision Directive. However, costs are only to be refunded if the universal service provider has a market share of less than 80% in the market for public voice telephony. In the case of a deficit, caused by the provision of such an universal service, the regulatory authority will create and manage a Universal Service Fund. All operators who generate revenues of more than EUR 18.2 million per year will contribute according to their revenues in relation to the revenues of the other operators. The share of contribution will be fixed by the regulatory authority on an annual basis.

     Special service obligation

     Both under the Postal Restructuring Act and the Telecommunications Act, we are obliged to provide voice telephony services for certain disadvantaged persons at special tariffs (social tariffs) for which we are entitled to an appropriate compensation from the government on a contractual basis. At December 31, 2002, we served about 259,000 entitled customers.

     Based on a special act from 2000 (Fernsprechentgeltzuschussgesetz), the legal framework specified a new procedure beginning in January 2001 in order to allow alternative operators to provide these services. We signed a contract with the minister on February 28, 2001, effective January 1, 2001. Until March 2004 this contract regulates the administration and payments from the minister to us of EUR 13.81 per entitled customer per month. With this entitlement, the eligible person is granted free access in addition to one hour of free calls during peak times in their local zone.

     Others

     In July 2002, the regulatory authority ordered us to submit a resale offer covering access services to enable all our competitors to bill, among other things, monthly line rental costs directly to the customers. We are negotiating the concrete conditions, particularly the prices, with several competitors. We cannot foresee when these negotiations will be finalized.

     Also in April 2002, the regulatory authority commenced a proceeding to determine whether the relationship between our end user tariffs and the interconnection fees concerning key account customer contracts comply with Austrian competition law as set forth in the Telecommunications Act. In July 2002, the regulatory authority dismissed the case.

Legal framework

     Rights of way

     Both the Telecommunications Act and the Telecommunications Rights of Way Act regulate rights of way. Generally, all holders of telecommunications licenses may use land for establishing, developing, operating, and maintaining telecommunications lines, but must comply with certain principles for protecting landowners’ rights.

     The use of public land, including streets, sidewalks, public places and the airspace above them, is free of charge. For the use of private land, compensation must be paid to the landowner. There also exist special obligations for the joint use of alternative operators’ telecommunications lines.

     Ordinance regulating surveillance systems (Überwachungsverordnung)

     The ordinance regulating surveillance systems which became effective on December 1, 2001 is based on a standardization recommendation by the European Telecommunications Standards Institute and comprises detailed technical descriptions of new technologies and interfaces which enable a harmonized Europe-wide surveillance system for the sake of criminal prosecution. The ordinance was voided on constitutional grounds by the Constitutional Court on February 27, 2003. A new ordinance must be implemented by December 31, 2003.

     Competition law and general legal framework

     In addition to the Telecommunications Act, our operations are subject to Austrian and European competition laws.

     The main principles of the European Union competition rules are found in Articles 81 and 82 of the EC Treaty (the former Articles 85 and 86), the Competition Directive, and in the European Union merger control regulations. Article 81 of the EC Treaty prohibits collusive behavior between competitors which may affect trade between member states and which restricts, or is intended to restrict, competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between member states. These rules are enforced by the European Commission in co-operation with the national competition authority. In addition, the national courts have jurisdiction over alleged violations of European Union competition law.

     The Austrian Antitrust Act prohibits the abuse of dominant market position and the distortion of competition caused by horizontal and vertical agreements or collusion of market participants. The Austrian Federal Competition Authority (Bundeswettbewerbsbehörde) was founded by amendment of the Austrian Antitrust Act on July 1, 2002. This amendment focused on improving EU-wide cooperation of competition authorities and streamlining proceedings in order to make competition law more effective.

     According to the Austrian Antitrust Act, the Cartel Court must be notified of any mergers, acquisitions and joint ventures if the turnover of the parties involved reaches certain thresholds, but remains below the threshold applicable to mergers which must be notified to the European Commission. These mergers are prohibited if they create or strengthen a dominant market position. Parties to a cooperation agreement may voluntarily ask the European Commission for clearance that their cooperation does not violate the prohibition on collusive practices established by the EC Treaty. The European Commission may also grant an exemption from the prohibition if the parties show that the benefits of the cooperation for the consumer or for research and development outweigh the supposed distortion of competition.

     We expect there to be further inquiries and other measures of the European Commission aimed at promoting competition in the European telecommunications sector.

     Procurement law and Telecommunications Act

     Since we are viewed by the regulatory authority as having significant market power in the market of voice telephony in fixed network fixed lines, our terms and tariffs towards our customers are subject to prior approval by the regulatory authority.

     Our customers in the public sector are subject to the Austrian Procurement law. The Austrian procurement law requires the public sector to make its purchase decision on either the best price or quality among the offers. Under the tariff approval procedure we may only offer limited price discounts. Our competitors are free to fix the prices.

     Customer protection and data protection

     Customer protection

     The Telecommunications Act defines the protection of the customer as one of its major goals. Accordingly, various provisions regulating the rights of the customers vis-à-vis the telecommunications services providers can be found in the Telecommunications Act. The terms and conditions of operators with significant market power such as Telekom Austria must ensure that the services are available to everyone on the same terms and have to be approved by the regulatory authority. Those terms include our obligation to eliminate or repair malfunctions within a short period of time.

     The Telecommunications Act creates a special dispute resolution mechanism to resolve billing disputes. We are obliged to issue itemized bills upon customers’ request to allow the customers to check the accuracy of the calls listed. If a dispute cannot be amicably settled, the customer can appeal to an Arbitration Board installed within the regulatory authority without prejudice to the right to appeal to the courts.

     We automatically inform every customer whose bill exceeds a certain threshold value within one billing cycle (two months). The customers can be informed on demand as soon as other smaller limits are reached.

     In the Ordinance on Tariffs for Value-Added Services, maximum prices are determined for specific premium rate services. Before a call to such a service is connected, the customer has to be informed about the price per minute of such a call.

     Data protection

     Both the Telecommunications Act and the Data Protection Act 2000 contain provisions concerning data protection.

     Tapping and other forms of surveillance of telephone calls by third parties are prohibited. Exceptions exist only for authorities investigating serious criminal offences. Special switches can be established to trace people who stalk or harass others by telephone. Unsolicited telephone calls, faxes or electronic mails for the purposes of direct marketing are permissible only if a subscriber has given his prior consent.

     Network operators are not allowed to store traffic data past the end of the period during which the bill may lawfully be challenged or payment may be pursued. Without the customer’s prior explicit consent, traffic data such as billing data may only be processed in order to perform telecommunications services.

     After having obtained the customer’s consent, data for the direct marketing of telecommunications services may be processed only to the extent necessary for such services. Other data may be used only for any purpose the customer has given its consent to. Customers have the right to request information about the storing and processing of their data and to claim correction or deletions of data that was not stored properly.

     The European Union

     Austria is a member of the European Union and is required to implement European Union law in its domestic law and to take European Union legislation into account when applying its domestic law. European Union legislation basically comes in two forms: regulations and directives. Regulations are generally and directly applicable and binding in their entirety in all European Union member states. Directives are binding, but national legislators choose the form and method of their implementation into domestic law.

     The European Commission used its powers under new Article 86 (3) (former Article 90) of the EC-Treaty to open telecommunications markets in the European Union member states by issuing directives providing for liberalization, abolishing monopoly rights of the state-owned telecommunications operators. The full competition directive, issued in March 1996, required the full liberalization of the telecommunications markets in most European Union member states after January 1, 1998. Under that directive, public voice telephony service was liberalized in the majority of the European Union member states. The operation of network infrastructure for the provision of liberalized services has been liberalized since July 1, 1996.

     The European Union has also adopted a number of directives and recommendations regarding open and efficient access to and use of public telecommunications networks and public telecommunications services, the Open Network Provisions. These requirements are intended to harmonize technical interfaces, usage conditions and tariff principles throughout the European Union and to ensure objectivity, transparency and non discrimination in access to and use of public telecommunications networks and public telecommunications services.

     In June 1997, the European Commission issued a directive on interconnection in telecommunications, with regard to carrier selection and number portability within the EU member states by mandating operators with significant market power to offer these services by 2000. The licensing directive 97/13/EC provides for a common framework for general authorizations and individual licenses granted by Member States in the field of telecommunications services. The revised telephony directive 98/10/EC concerns the harmonization of conditions for open and efficient access to the use of fixed public telephone networks and fixed public telephone services. It regulates the availability of directory services, public payphones, deals with specific measures for disabled users and users with special social needs, the connection of terminal equipment, quality of service and, among other things, cost accounting principles.

     In January 1999, the European Commission issued a binding decision on the harmonized Europe-wide introduction of the third generation of mobile systems, UMTS. The decision provides for roaming, licensing and frequency allocation and set January 1, 2002 as the target date for the technical realization of UMTS networks and services.

     At the end of December 2000, the European Union issued a regulation regarding access to unbundled local loops which is directly applicable in the member states without further implementation at the national level. Based on this decision, the regulatory authority has requested that we extend our unbundling offer by offering line sharing.

     In February 2002 the European Union adopted a package of new directives, which will require the EU-member states to implement a new regulatory framework for the entire telecommunications sector by mid 2003. The new legal environment will be based on the framework-directive, which defines new rules for the market definition procedure and will be more and more harmonized with general competition law which is the basis for any regulation of the telecommunications markets. The 25% threshold for “significant market power” will no longer apply. The national regulatory authorities will be required to consider more factors than they currently do in determining whether a company has a dominant position in that market. Under the framework directive the national regulatory authorities will seek to harmonize their decisions on an EU-wide scale. Therefore, the competences of the regulatory authorities to regulate the telecommunications markets might be extended.

     Another directive will be the Access- and Interconnection-directive, which will provide for the legal instruments for regulating the telecommunications wholesale markets (carrier to carrier relations) based on the principle of technical neutrality, while the Universal Service directive will focus on the provision of universal service and limited ways of regulating retail prices. The licensing directive will establish a common ground for obtaining a national telecommunications license. At April 25, 2002 this new directives package was published by the European Commission and now has to be transformed into national law by July 25, 2003.

     By July 2002, the European Union adopted a new directive on processing of personal data and the protection of privacy in the electronic communications sector which contains provisions on the use of cookies, public directories and the confidentiality of communication. The member states must transform the directive into national law by October 31, 2003 at the latest and are allowed to impose reasonable privacy restrictions, including data retention for a limited time period for national security reasons. The directive also regulates unsolicited commercial communication provided by automatic calling machines, fax and e-mail which will be subject to the recipient’s prior consent (opt-in) unless the recipient is given the opportunity for opting out. Finally, the directive on competition in the markets for electronic communications networks and services, also adopted in September 2002, will replace the former directive on full competition (90/388/EC) by July 25, 2003.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

     The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this annual report. Those financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

     Through 2002 we operated our business in four main segments:

•	fixed line services;

•	mobile communications services;

•	data communications services; and

•	internet services.

     On May 21, 2002, our Supervisory Board approved the reintegration and merger of Datakom Austria GmbH, Datakom International Solutions GmbH, Jet2Web Internet Services GmbH and Jet2Web Network Services GmbH into Telekom Austria AG. We believe that these mergers will strengthen our market position by combining our fixed line telephony, internet and data communications activities into one customer-focused organization. On October 1, 2002 these companies have been incorporated into Telekom Austria AG with effect as of December 31, 2001. As of January 1, 2003 we finalized the reorganization of our operation into two distinct operating segments, wireline, which will include fixed line, data communications and internet services and wireless, consisting of the mobile communications segment and a third segment “others” which includes primarily our treasury activities. We have started reporting according to the new segments commencing with the first quarter of 2003.

Accuracy of forward-looking statements

     In the normal course of business, and in an effort to help keep shareholders and the public informed about our operations, we may from time to time issue certain statements, either in writing or orally, that contain or may contain forward-looking information such as statements made in this annual report. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, or projections involving anticipated revenues, earnings or other aspects of operating results. Such statements are subject to a number of factors that may tend to influence the accuracy of the statements and the projections upon which the statements are based. As noted elsewhere in this annual report, our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our control, and any one of which, or a combination of which, could materially affect our results of operations. See “Forward Looking Statements”, “Key Information – Risk factors”, “Information on the Company – Regulation and legal framework”, “ – Critical accounting policies” and “– Subsequent events”.

Certain factors affecting our financial results

     Our business has been affected in recent years by a number of important trends including increased competition as a result of the liberalization of the Austrian telecommunications market, the declining importance of fixed line voice telephony and a rapidly increasing demand for mobile and internet communications and technological changes. Therefore, investors should consider our results of operations and future prospects in light of the fundamental changes occurring in the structure of Telekom Austria and the environment in which we operate.

     Open competition

     The Austrian fixed line market was opened to full competition on January 1, 1998. Since the Austrian market has been fully liberalized, a number of competitors have commenced operations in various market segments. In the fixed line services segment, our competitors include international telecommunications carriers and domestic companies. In the mobile communications segment, several additional national licenses have been granted to our competitors in both the GSM and UMTS ranges. In 2003, we expect a fifth provider will enter the Austrian mobile communications market. Another competitor has started operations as a service provider in cooperation with an existing operator. mobilkom austria intensified its market presence during the last months of the past year to counteract this possible development. We expect competition to further intensify in the foreseeable future as our current competitors expand their operations.

     Because of increasing competition, the most important challenge facing us is maintaining our leadership in the telecommunications market, and the extent to which we are able to do so will have a major influence on our future revenue and operating results. As the operator of a former state monopoly for public telecommunications, we have lost market share in the fixed line segment as a result of the full liberalization of the telecommunications market. However, competition has also stimulated overall market demand for telecommunications services, and we expect further growth in the internet and data communications markets. In the mobile communications services market we expect growth through our expansion in Croatia and Slovenia. We expect slower growth in Austria than in recent years.

     Technological change

     Rapid technological changes in telecommunications and information technology will continue to have a profound effect on the way we do business and will give rise to new competitive challenges, as the traditional businesses of telecommunications, information technology, media, entertainment and security increasingly converge. Technological advances have increased the capacity of telecommunications networks and led to the rise of a number of alternatives to traditional network transmission and new access technologies. Because we have the competitive advantage of being the leading telecommunications service provider in Austria that offers fixed network, mobile and data communications services and internet services, we believe we have the opportunity to become a leading provider of multi-service networks and advanced multimedia services.

     In addition, we have begun to consolidate our networks with those of our reintegrated former subsidiaries. We believe that this will enable us to reduce costs and offer new services and products.

     Regulatory environment

     The regulatory authorities that oversee the Austrian telecommunications industry consider Telekom Austria to have significant market power in the markets for voice telephony over fixed networks, leased lines and interconnection. Changes to our fixed-line tariff structure are generally subject to prior approval by the regulatory authorities, which could reduce our speed and flexibility in terms of pricing strategy to respond to market developments. Furthermore, we must allow other fixed and mobile network service providers to interconnect to our network and must provide fixed line telephone customers the ability to select their preferred service provider on a call-by-call or a pre-selection basis and to keep their telephone numbers when changing service providers.

     At December 31, 2002, we had interconnection agreements with 22 fixed-line operators and 6 mobile operators.

     In July 2002, the Austrian minister of infrastructure published for public comment a proposed amendment to the Telecommunications Act designed to implement the new regulatory framework of the European Union into national law by July 25, 2003. See “Information on the Company – Regulation and legal framework – Legal Framework – The European Union”. The proposal includes a further liberalization of the licensing regime, which in its current proposal requires that a potential entrant to the market only needs to notify the relevant authority, and further includes consumer and data protection measures. Since the amendments to the Telecommunications Act are not yet final we are not able to predict the outcome of the final rules. For further information see “Key Information – Risk factors”.

     Tariff reductions

     We carried out major tariff reforms in September 1999 and June 2000 in order to meet ongoing competitive conditions. With the introduction of our second-based tariff scheme in 2001, we managed to lessen the average decline of our voice market share. From April 1, 2002 to December 31, 2002, mobilkom austria was required to lower its interconnection fees in stages to a final level of EUR 0.1125. We expect competition to lead to continued pressure on tariffs. As interconnection fees are expected to decline, customer tariffs are assumed to fall as a result.

     Transformation program

     A number of organizational and strategic changes were implemented prior to full liberalization in order to prepare Telekom Austria for operating in a fully competitive environment. In June 2000, we began a transformation program that aimed to reduce operating expenses, implement new technologies, change our corporate culture and stabilize fixed line voice revenues. We expect to finalize the operational measures of our transformation program by the end of 2003. The financial impact of these measures, mainly in the form of reduced costs, has already been visible in 2001 and 2002 and will continue to be so in 2003. To reduce personnel, we successfully implemented three voluntary retirement incentive programs in 1997, 1999 and 2000. These resulted in approximately 3,500 employees accepting early retirement. At December 31, 2002, 1,723 employees were covered by our respective provisions. The other persons have already left the program and no longer have claims representing any current or future liability to us. The reduction of our headcount will continue in 2003, albeit, at a lower rate.

     As a result of the transformation program, we also have employees who no longer report to work but who are paid a salary by us due to their civil servant status. We refer to these employees as our idle workforce. Costs related to such personnel are included in our total consolidated EBITDA and EBIT, but are excluded for purposes of segment reporting, since these costs are not under the control of the executive officers of our segments and are not allocated to any segment.

     While we plan to increase our medium-term infrastructure investments in growth areas such as internet, broadband transmission and access, and new mobile communications services like UMTS, we intend to reduce our capital expenditures in mature business areas such as fixed line voice telephony, and to achieve a net decrease in our capital expenditures.

     The change in our corporate culture and our efforts to stabilize fixed line voice revenues resulted in the implementation of additional initiatives such as campaigns to change consumer price perception of our products, welcome calls for new customers, special tariff offers for a limited period, days on which certain voice minutes are free of charge and other activities to improve customer retention and to win back customers. In June 2002, we introduced a new brand and logo meant to demonstrate our commitment to our customers and to symbolize stability, confidence, security and competence.

     Enhanced customer focus

     To protect our market share, we will enhance even more our focus on customer care. Therefore we restructured our fixed line business, together with our data communications and internet business, into a new segment called wireline. We completed the reorganization at the end of 2002 and will begin reporting according to the new segments in 2003. We expect that over the long-term, the new organization will help us to maintain or increase our market share and increase customer loyalty.

Critical accounting policies

     Reported financial conditions and results of our operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of financial statements. The profile of critical accounting policies, the judgments and other uncertainties affecting the application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing our financial statements and the discussion below in “ – Results of operations”.

     Valuation of tax assets

     At December 31, 2002, we had approximately EUR 639.8 million of operating loss carry-forwards. Thereof, EUR 109.1 million relate to foreign subsidiaries expiring between 2003 and 2009. The remaining amount of operating loss carry-forwards are in Austria and do not expire. Their annual usage is limited to 75.0% of the taxable income in Austria for that year.

     In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2002 we recognized a net deferred tax asset of EUR 184.7 million. In order to realize this deferred tax asset we will need to generate future taxable income exclusive of reversing taxable temporary differences of approximately EUR 672.2 million. Based on the level of historical taxable income and projections for future taxable income and tax planning strategies over the periods in which the deferred tax assets are deductible, management believes it is more likely than not we will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

     Valuation of long-lived assets, intangible assets and goodwill

     Long-lived assets, intangible assets and goodwill comprise a significant portion of our total assets. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or the value of these assets to change. We perform annual assessments to confirm the appropriateness of estimated economic useful lives for each category of current property, plant and equipment. Additionally, long-lived assets and intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually. Estimates and assumptions used in both setting useful lives and testing for recoverability require both judgment and estimation.

     Long lived assets were EUR 5,000.7 million at December 31, 2002 and EUR 4,591.8 million at December 2001. Depending on the nature of the assets, they are depreciated over useful lives between 3 and 50 years. Although we have substantial historical evidence about estimated useful lives of long lived assets, there is the inherent risk of a change in useful lives. For example a 10% reduction in the useful lives of all depreciable assets could have a material impact on annual depreciation expense.

     Total long-lived assets, intangible assets and goodwill were EUR 6,317.3 million and EUR 4,672.5 million at December 31, 2002 and December 31, 2001, respectively. Total impairment charges were EUR 41.9 million and EUR 145.1 million for the period ended December 31, 2002 and December 31, 2001, respectively.

     Mobilkom purchase accounting assumptions

     Prior to June 28, 2002, we held a 74.999% interest in mobilkom austria. On June 28, 2002, we acquired 100% of Autel, which held a 25.001% equity interest in mobilkom austria, from Telecom Italia Mobile International, an affiliate of Telecom Italia, bringing our total interest in mobilkom austria to 100%. The aggregate purchase price was EUR 693.1 million. The following table summarizes the final fair value of the assets acquired and liabilities assumed at the date of acquisition.

	in EUR millions

Assets:
Current assets		120.6
Tangible assets		229.8
Wireless operating licenses	101.9
Subscriber base	121.2
Brand name	159.2
Other	5.9

Intangible assets	388.2	388.2

Goodwill		431.3
Other long-term assets		64.0
Liabilities:
Current liabilities		(167.9)
Long-term liabilities		(238.6)
Deferred tax liability from acquisition		(134.3)

Net assets acquired		693.1

     The tangible and intangible assets noted above were valued based on a report by an independent third-party valuation expert using information provided by us. The carrying values of current assets and liabilities acquired generally approximated their carrying values in the historical books and records of mobilkom austria group but certain adjustments were made to reflect the fair value of deferred revenue. The fair value of long-term debt was determined considering currently available interest rates.

     The critical assumptions inherent in the estimated fair values noted above are embedded in the third-party valuation of intangible assets.

     The EUR 101.9 million estimated value of wireless operator licenses acquired, including both GSM and UMTS licenses, was determined using the cost approach. Since the licenses do not generate separate and distinct revenue streams we believe their cost, net of accumulated amortization recorded by mobilkom austria group, is the most reliable estimate of their fair value. The weighted average useful life of the acquired operator licenses is 14.8 years.

     The EUR 121.2 million estimated fair value of acquired subscriber base was determined using a discounted cash flow analysis. Cash flows inherent in this analysis were derived from approved business plans. The weighted average useful life of the acquired subscriber base is 6.0 years.

     The EUR 159.2 million estimated fair value of the acquired brand name was determined using the relief from royalty method, a form of the income approach. The key assumptions inherent in the calculation are estimates of future revenues, which were derived from approved business plans.

     Further, we have concluded that the acquired brand name has an indefinite useful life and, therefore, will not be subject to amortization but will be tested for impairment annually. The brand name has been established and is recognized as the market leader which is critical in obtaining and retaining customers. We believe that the brand name will continue to have value to us irrespective of future technical developments in the mobile communications industry. Furthermore, as there are no legal regulatory or contractual provisions that limit the useful life of the brand name concerned, and the brand is not directly linked to a specific technology that is currently in use, we have concluded that the brand name has an indefinite useful life.

     We believe the assumptions inherent in the estimates of fair value noted above are reasonable. However, if estimates of future cash flows and revenues differ significantly from our assumptions the value of the recognized intangible assets may not be recoverable. In this event, resulting impairment charges could have a material impact on our consolidated results of operations.

     Voluntary retirement incentive programs

     In order to reduce headcount and related operating expenses we have offered several programs whereby selected employees who were approaching the age of 55 were offered certain incentives to induce their voluntary retirement. We refer to these incentives as Voluntary Retirement Incentive Programs (VRIPs) or social plans. Generally, such plans target civil servants who can not be terminated without cause. Employees who accept a VRIP offer agree to terminate their employment with us when they reached the age of 55 in return for a defined percentage of their salary. In aggregate 3,500 accepted one of our VRIP offers.

     At the time an employee accepts a VRIP offer we recognize an accrual for the present value of the estimated future contractual obligations assuming an annual salary increase of 2.5% for future years and a discount rate of 4.5%.

     The EUR 132.3 million balance of our contractual termination benefit accruals as of December 31, 2002 represents the present value of the contractual benefits for which we have a present obligation under one of the existing social plan programs. In aggregate, 656 of the civil servants who originally accepted a VRIP have elected early retirement in response to a 2001 change in Austrian law and have released us from our obligations under the original contract. As a result, during 2002 we reversed EUR 57.4 million of the previously established accruals.

     As illustrated by the reversal described above, the ultimate amount of our obligation under VRIPs depends on the number of employees that elect early retirement. While we expect the number of plan participants who elect early retirement to increase, such an outcome is dependent on future legislative developments and ultimately, the decision of each individual employee to apply for early retirement.

New accounting pronouncements

     In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS No. 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. We adopted SFAS No. 143 as of January 1, 2003 and are still evaluating the impact of the adoption.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 replaces previous accounting guidance provided by EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, and requires companies to recognize costs associated with exit or disposal activities only when a liability for these costs is incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the Statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closings, or other exit or disposal activities. The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Although we believe the adoption of SFAS No 146 will not have a material impact on our financial statements, adoption of the statement will result in differences in the timing of recognition and measurement of expenses relating to exit and disposal activities.

     In November 2002, the FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which adopts a characteristics based approach to identify contracts that qualify as guarantees, clarifies that a guarantor is required to recognize a liability for the non-contingent aspect of most guarantees at inception of the guarantee, provides guidance regarding measurement of any such liability and enhances the disclosure requirements of guarantors. The provisions of FIN 45 applicable to initial recognition and measurement of non-contingent liabilities associated with a guarantee are applicable to guarantees issued or modified after December 31, 2002. Management believes the adoption of these provisions will not have a material effect on our financial statements. The disclosure requirements of FIN 45 are effective for all interim and annual periods ending after December 15, 2002 and have been fully incorporated in these financial statements.

     In November 2002, the Emerging Issues Task Force reached consensus on EITF issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, which addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Issue also provides guidance with respect to the effect of certain customer rights due to vendor non-performance on the recognition of revenue allocated to delivered units of accounting and addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The Issue is effective for annual reporting periods beginning after June 15, 2003. We have not yet determined the impact, if any, of the expected adoption of Issue 00-21.

     In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”, which provides guidance regarding the consolidation of certain entities in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 introduces the concept of variable interest entities, explains how to identify a variable interest entity, and requires that the primary beneficiary of any variable interest entity consolidate that entity. FIN 46 also requires certain disclosures regarding variable interest entities if the reporting entity is the primary beneficiary of the variable interest entity or if that enterprise holds a significant variable interest in a variable interest entity but is not the primary beneficiary. A transferor of financial assets to a qualifying special-purpose entity (“QSPE”) subject to the reporting requirements of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, is not required to consolidate that QSPE. The accounting provisions of FIN No. 46 are effective immediately for all variable interest entities created after January 31, 2003 and no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for variable interest entities created before February 1, 2003. Certain disclosure provisions of this Interpretation are effective for financial statements initially issued after January 31, 2003. We do not believe the adoption of FIN No. 46 will have a material effect on our financial statements.

Subsequent events

     As of January 30, 2003, mobilkom austria acquired an additional 9% of VIPnet for a total purchase price of EUR 20.9 million bringing its total interest to 80%.

     On January 7, 2003 mobilkom austria group signed a partnership agreement with Vodafone to co-operate in the Austrian, Croatian and Slovenian market. The co-operation will extend the range of existing products and services of mobilkom austria group and improve the product portfolio in particular for business customers. Both companies will collaborate in the field of roaming, purchasing, development of new products and services, technical platforms, global account management and joint marketing initiatives. With Eurocall, the first joint product to be launched in the first quarter 2003, mobilkom austria group will offer favorable and transparent roaming prices to users in 26 European countries and will be receiving visitor roaming traffic as the preferred mobile operator for Vodafone customers from 26 countries.

     During the first quarter of 2003 we claimed a refund from the Austrian Ministry of Finance for certain administrative expenses covered by us in prior years. It is too early to tell whether we will be successful in our claim. It is also uncertain how much, if any, might be refunded to us.

     On April 15, 2003 we entered into a share purchase agreement for the sale of our 26% holding in Herold, the leading telephone directory provider in Austria, to an investor group led by Veronis Suhler Stevenson and 3i. The agreement is still subject to approval by the Austrian Cartel Court and the ability of the majority shareholder to sell its stake in Herold. After the sale Herold will continue to publish our telephone directories.

RESULTS OF OPERATIONS

2002 compared to 2001

OVERVIEW

     On June 28, 2002 we acquired the remaining 25.001% of mobilkom austria from Telecom Italia Mobile International, which also held certain blocking rights. These blocking rights precluded us from consolidating mobilkom austria group in prior years. Our consolidated financial statements now include mobilkom austria group’s results of operations for the period June 28, 2002 until December 31, 2002 and are therefore not directly comparable with previous years.

Consolidated operating results

     Operating revenues

     The following table shows our operating revenues and percentage changes by business segment for the periods indicated.

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Fixed line services	2,057.2	2,456.7	(16.3)%
Data communications services	330.0	330.2	(0.1)
Internet services	119.6	99.5	20.2
Mobile communications services	1,002.5	—	n.a.
Intersegmental eliminations and others	(391.2)	(226.7)	72.6

Consolidated operating revenues	3,118.1	2,659.7	17.2%

     Our consolidated operating revenues increased by EUR 458.4 million or 17.2% to EUR 3,118.1 million in 2002. The consolidation of mobilkom austria group since June 28, 2002 increased the operating revenues by EUR 858.6 million net of intersegmental eliminations. Effective January 1, 2002, the Austrian regulatory authority approved a change in the way interconnection charges between Austrian alternative service providers are billed and collected. As a result of the change Telekom Austria is no longer a party to such transactions. Had the new regulation been in place during 2001, revenues and operating expenses in the fixed line services segment would have been reduced by EUR 257.2 million. This change had no significant impact on operating income. Taking into account these two above mentioned effects, the remaining change was a reduction in operating revenues of EUR 143.0 million or 6.0%. This was due to lower revenues in the fixed line services segment resulting from a drop in traffic volume, lower average tariffs and a lower market share, which was only partially offset by higher revenues in the internet segment due to the increased subscriber base in Austria. Revenues in the data communications segment remained stable. Year-on-year changes within the mobile segment are discussed below under “— Supplementary information” and
“— Segment results — Mobile communications services”.

     Material costs

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Fixed line services	55.5	66.5	(16.5)%
Data communications services	12.0	11.4	5.3
Internet services	0.9	2.3	(60.9)
Mobile communications services	148.7	—	n.a.
Intersegmental eliminations and others	(20.7)	(8.3)	149.4

Consolidated materials	196.4	71.9	173.2%

     Our consolidated material costs increased by EUR 124.5 million or 173.2% to EUR 196.4 million in 2002. The consolidation of mobilkom austria group since June 28, 2002 increased the material expenses by EUR 137.4 million net of intersegmental eliminations. Taking into account this effect, the remaining change was a reduction in material expenses of EUR 12.9 million or 17.9%. This was due to lower material expenses in the fixed line services and the internet services segments resulting from declining revenues from the sales of equipment and lower numbers of initial connections. These lower expenses were only partially offset by higher expenses in the data communications services segment resulting primarily from a write-down of inventory to market value in the amount of EUR 2 million.

     Employee costs

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Fixed line services	426.2	505.5	(15.7)%
Data communications services	51.0	48.2	5.8
Internet services	16.8	14.1	19.1
Mobile communications services	81.2	—	n.a.
Intersegmental eliminations and others(1)	25.5	51.3	(50.3)

Consolidated employee costs	600.7	619.1	(3.0)%

(1)	Includes the cost of idle workforce. These costs are not controlled by segment managers but are the responsibility of corporate management. Beginning in 2002, employees who are on medical leave and have applied for early retirement on medical reasons are included in idle workforce. Prior year figures were reclassified for comparative purposes. Costs for idle workforce amounted to EUR 29.4 million in 2002 and EUR 52.0 million in 2001 (up from originally reported EUR 49.9 million in 2001).

     Our consolidated employee costs including benefits, taxes and costs for idle workforce decreased by EUR 18.4 million or 3.0% to EUR 600.7 million in 2002. The consolidation of mobilkom austria group since June 28, 2002 increased employee costs by EUR 77.5 million net of intersegmental eliminations. This was more than offset by a reduction in the fixed line services segment by EUR 79.3 million or 15.7%, which reflected the successful reduction of headcount, as well as a reversal of prior year accruals for voluntary retirement incentive plans of civil servants in the amount of EUR 57.4 million. The reversal was the result of 656 plan participants entering the government sponsored national retirement plan earlier than expected primarily due to a change in Austrian law. When participants enter the government retirement plan, we are released from our contractual obligations and therefore reverse the related accrual.

     Depreciation and amortization including impairment charges and net loss from retirement of long-lived assets

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Fixed line services	839.6	836.0	0.4%
Data communications services	37.9	35.3	7.4
Internet services	53.0	129.8	(59.2)
Mobile communications services	144.6	—	n.a.
Intersegmental eliminations and others	1.8	48.1	(96.3)

Consolidated depreciation, amortization, impairment charges and net losses from retirement of long-lived assets	1,076.9	1,049.2	2.6%

     Our consolidated depreciation and amortization expenses including impairment charges and net losses from retirement of long-lived assets increased by EUR 27.7 million or 2.6% to EUR 1,076.9 million in 2002. This moderate change is the result of several effects that offset each other. The consolidation of mobilkom austria group since June 28, 2002 resulted in an increase of depreciation and amortization of EUR 135.5 million and an increase in net losses from retirement of long-lived assets of EUR 9.1 million.

     As a result of the adoption of SFAS No. 142 goodwill and intangible assets with indefinite useful life are no longer amortized starting in 2002. In 2001 we reported amortization of goodwill of EUR 50.4 million, of which EUR 48.5 million were included in intersegmental eliminations and others for the goodwill of Czech On Line

(“COL”) relating to our internet services segment, and additional EUR 27.0 million were included in equity in earnings of affiliates.

     Included in the internet segment are impairment charges for goodwill originally recorded from the acquisition of COL in the amount of EUR 40.4 million in 2002 and EUR 120.0 million 2001. The acquisition was based on a business plan assuming the full liberalization of the Czech market in the year 2001. As this was first postponed to the year 2002 and the liberalization of the Czech market still remains unsatisfactory overall with regard to interconnection and limited wholesale offers to alternative operators, the business of COL has not developed as originally expected. This resulted in impairment charges in 2001 and 2002. The impairment loss was recorded in the internet segment in 2002. In 2001 the impairment losses of goodwill were originally classified in intersegmental eliminations and others, but were reclassified in 2002 to the internet segment for comparability purposes.

     In accordance with SFAS No. 144, as amended, the net loss from retirement of long-lived assets of EUR 18.7 million is presented in 2002 in the operating result. In 2001, the net loss from retirement of long-lived assets of EUR 39.0 million was included in other income, net. Taking into account these effects, the remaining change was an increase in depreciation and amortization of EUR 21.4 million primarily related to the acceleration of depreciation due to a change in useful lives of certain technical network software.

     Other operating expenses

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Fixed line services	762.4	1,013.7	(24.8)%
Data communications services	220.4	215.9	2.1
Internet services	115.4	103.3	11.7
Mobile communications services	463.1	—	n.a.
Intersegmental eliminations and others	(374.6)	(218.0)	71.8

Consolidated other operating expenses	1,186.7	1,114.9	6.4%

     Our consolidated other operating expenses increased by EUR 71.8 million or 6.4% to EUR 1,186.7 million in 2002. The consolidation of mobilkom austria group since June 28, 2002 increased the other operating expenses by EUR 326.1 million, net of intersegmental eliminations. Effective January 1, 2002, the Austrian regulatory authority approved a change in the way interconnection charges between Austrian alternative service providers are billed and collected. As a result of the change, Telekom Austria is no longer a party to such transactions. Had the new regulation been in place during 2001, revenues and operating expenses in the fixed line services segment would have been lower by EUR 257.2 million. This change had no significant impact on operating income. Taking into account these two above mentioned effects, other operating expenses remained rather stable with a slight increase of EUR 2.9 million or 0.3%.

     Operating income (loss)

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Fixed line services	(26.4)	35.0	n.a.	%
Data communications services	8.6	19.4	(55.7)
Internet services	(66.4)	(150.0)	(55.7)
Mobile communications services	164.9	—	n.a.
Intersegmental eliminations and others	(23.3)	(99.8)	n.a.

Consolidated operating income (loss)	57.4	(195.4)	n.a.	%

     Operating income improved from a loss of EUR 195.4 million in 2001 to an income of EUR 57.4 million in 2002. The consolidation of mobilkom austria group since June 28, 2002 contributed EUR 171.3 million net of intersegmental eliminations to this improvement. The factors described above contributed to the improvement in operating income.

Other income, taxation, and minority interests

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Other income (expense)
Net interest	(156.5)	(158.3)	(1.1)%
Equity in earnings of affiliates and dividend income	141.0	197.7	(28.7)
Other, net	1.9	(44.0)	n.a.
Income tax (expense) benefit	(26.1)	94.9	n.a.
Minority interest	(4.9)	0.5	n.a.

Total	(44.6)	90.8	n.a. %

     Net interest

     Net interest expense decreased by 1.1% to EUR 156.5 million in 2002. A decrease in net debt during the first six months and favorable financing of the purchase price for the June 28, 2002 acquisition of mobilkom austria led to a reduction in total consolidated net interest expense. For further details see “— Liquidity and capital resources”.

     Equity in earnings of affiliates and dividend income

     Equity in earnings of affiliates includes primarily the equity income from the 74.999% participation held in mobilkom austria. As a consequence of the consolidation of mobilkom austria group beginning June 28, 2002 mobilkom austria’s operations are included in the financial statements of Telekom Austria and are no longer reported as equity in earnings of affiliates. This results in a decrease of equity in earnings of affiliates to EUR 140.5 million in 2002 from EUR 195.5 million in 2001.

     Dividend income decreased to EUR 0.4 million in 2002 compared to EUR 2.2 million in 2001.

     Other, net

     This item improved from an expense of EUR 44.0 million to an income of EUR 1.9 million in 2002. SFAS No. 144, as amended, requires classification of a net loss from retirement of long-lived assets as operating expenses in 2002. For 2001 a net loss from retirement of long-lived assets of EUR 39.0 million is included in other, net.

     Income tax (expense) benefit

     Austrian stock corporations are generally subject to corporate income tax of 34% of their taxable income. Our effective tax rate in 2002 was 59.6% primarily due to non-deductible goodwill impairment charges and an increase in the deferred tax valuation allowance, partially offset by certain tax credits and incentives and lower tax rate differentials on equity in earnings of affiliates. Our effective tax rate in 2001 was 47.4% primarily due to a tax benefit recorded for prior year goodwill amortization and impairment, partially offset by an increase in the deferred tax valuation allowances.

     In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize all the benefits of these deductible differences, net of the existing valuation allowance.

     In 2001, mobilkom austria AG & Co KG (formerly mobilkom austria AG), in which our equity investment at the time amounted to 74.999%, recorded a tax expense of EUR 134.4 million due to a change in tax status of mobilkom austria AG from a taxable entity to a non-taxable limited liability partnership. The change occurred in the first quarter of 2001 and was, for tax purposes, effective retroactively to July 1, 2000. Correspondingly, we recorded our 74.999% proportional share of these tax charges of mobilkom austria and, accordingly, recognized a deferred tax benefit during the three months ended March 31, 2001. Thus, the direct income tax effects on us from the change in tax status of mobilkom austria and the proportional pickup from the income tax expense reported by mobilkom austria itself essentially offset each other in the income tax expense reported by us for the three months ended March 31, 2001.

     Minority interests

     Due to the consolidation of mobilkom austria group effective June 28, 2002, minority shareholders’ earnings in some of mobilkom austria’s subsidiaries are presented as minority interests. Overall these companies contributed positively to mobilkom austria group’s result, the portion of the subsidiaries’ earnings attributable to the minority interests are deducted in arriving at consolidated net income.

Consolidated net income (loss)

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Total	12.8	(104.6)	n.a.

     Telekom Austria shows a positive consolidated net income for the first time since 1999. Net income improved to EUR 12.8 million in 2002 compared to a loss of EUR 104.6 million in 2002. The positive development was supported by continuing growth in the mobile communications segment combined with the consolidation of mobilkom austria group from June 28, 2002 through December 31, 2002.

     This development was also a result of the adoption of SFAS No. 142 in that goodwill and indefinite-lived intangible assets are no longer amortized. In 2001 we reported amortization of goodwill of EUR 50.4 million and additional EUR 27.0 million were included in equity in earnings of affiliates. We recognized impairment charges of EUR 41.9 million and EUR 145.1 million in 2002 and 2001 respectively. These charges are primarily related to the impairment of goodwill in Czech On Line, which decreased from EUR 120.0 million in 2001 to 40.4 million in 2002.

     The improvement of the consolidated net income was also due to the release of provisions for contractual termination benefits in the amount of EUR 57.4 million in 2002 compared to EUR 2.4 million in 2001. Further, a decline in revenue in the fixed line services segment was partially offset by successful cost reductions.

SUPPLEMENTARY INFORMATION

     Although Austrian GAAP permitted us to consolidate mobilkom austria group, we did not consolidate mobilkom austria group under U.S. GAAP through June 28, 2002. This was because through that date mobilkom austria’s minority shareholder, a subsidiary of Telecom Italia Mobile S.p.A. (“TIM”) held substantive contractual rights in connection with its investment. Consequently we presented separately consolidated financial information for mobilkom austria group.

     Since our privatization in November 2000 we have, however, shown total managed results of operations for the entire Telekom Austria group, in order to present a complete picture of the enterprise. The managed data include all revenues and operating income from all business segments including the mobile communications segment under the management of our Management Board.

     On June 28, 2002 we acquired TIM’s stake in mobilkom austria. As a result of the acquisition, we gained full strategic and operating control of our mobile communications services business. Thus, our consolidated statement of operations for the fiscal year ending 2002 reflects our equity in earnings of mobilkom austria group through June 28, 2002, and consolidated mobilkom austria group’s results of operations for the period from June 28, 2002 until December 31, 2002.

     These consolidated statements of operations, however, exclude the operations of mobilkom austria group through June 28, 2002 and are thus not directly comparable to the total managed data we presented in 2001. Thus, in order to provide investors with a more complete picture of the development of our business, we are presenting supplementary to our consolidated statement of operations a comparison between the total managed data for the entire fiscal year of 2002 with the fiscal year 2001 together with a reconciliation between the total managed data for the year ended December 31, 2002 and our consolidated statements for the same period.

     Percentage changes related to the mobile communications services segment before and after the acquisition of mobilkom austria are not meaningful and therefore, are not presented in the tables below.

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Operating revenues:
Fixed line services	2,057.2	2,456.7	(16.3)%
Data communications services	330.0	330.2	(0.1)
Internet services	119.6	99.5	20.2
Mobile communications services	1,002.5	—	n.a.
Intersegmental eliminations and others	(391.2)	(226.7)	n.a.

Consolidated operating revenues	3,118.1	2,659.7	17.2%

Mobile communications services — prior to consolidation	906.9	1,713.2	n.a.
Intersegmental eliminations	(116.8)	(429.4)	n.a.

Total managed operating revenues	3,908.2	3,943.5	(0.9)%

     Whereas our consolidated operating revenues increased by 17.2% to EUR 3,118.1 million in 2002 from EUR 2,659.7 million in 2001 mainly due to the consolidation of mobilkom austria group as of June 28, 2002, our total managed operating revenues decreased by 0.9% in 2002 to EUR 3,908.2 million from EUR 3,943.5 million in 2001. The reduction in total managed operating revenues was caused by a change in the way interconnection charges between Austrian alternative service providers are billed and collected. As a result of this changes Telekom Austria is no longer a party to such transactions. Had the change been in place during 2001, total managed operating revenues would have been lower by EUR 84.2 million. Taking into account this effect, our total managed operating revenues would have increased by 1.3% from EUR 3,859.3 million in 2001. The increase is driven primarily by growth in revenues from our mobile communications services segment which were up by 11.5% to EUR 1,909.4 million in total in 2002 from EUR 1,713.2 million in 2001. The rise was achieved through an increase in the number of mobile customers and a higher average usage per subscriber which reflects our focus on high value mobile customers. The increase came both from Austria and, above all, foreign operations. Revenue growth in this segment together with growth from our internet services segment more than offsets the decrease in revenues from our fixed line and data communications services segment.

     We evaluate the performance of our segments based on operating income before depreciation, amortization, impairment charges, net losses from retirement of long-lived assets and costs of idle workforce (EBITDA). EBITDA is used to measure the performance of segments because we believe it is a widely accepted indicator of our ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and does not reflect funds available for dividends, reinvestment or other discretionary uses.

     EBITDA is also used in the telecommunications industry as a comparative measure of financial performance by excluding certain variables that affect net income but may not relate to all financial aspects of telecommunications operation of a company. In addition, because we have adjusted EBITDA as presented herein, this may not be comparable to similarly titled measures reported by other companies.

     Costs of idle workforce are not controlled by the segment managers but are the responsibility of corporate management, since idle workforce is no longer employed by our operating segments. Therefore, fixed-line EBITDA and EBIT exclude the costs of idle workforce. Before 2002 these costs included direct expenses for civil servants who had been released or transferred from the workforce and lump sum payments for civil servants who had agreed to leave with severance packages. In 2002, costs for employees who were on medical leave and had applied for early retirement as a result of medical disability are included in the costs for idle workforce. This change in the definition of idle workforce resulted in the reclassification of prior-year costs of idle workforce from EUR 49.9 million to EUR 52.0 million after reclassification. Prior-year fixed line EBITDA was adjusted from EUR 869.0 million, as previously reported, to EUR 871.0 million and EBIT from EUR 33.0 million to EUR 35.0 million.

     Following a change in U.S. GAAP reporting, a net loss from retirement of long-lived assets of EUR 18.7 million is presented as a component of operating income in 2002. In 2001 a similar loss of EUR 39.0 million was reported as non-operating expense in the ,,other income, net” section. To enhance comparability with prior periods the tables below present consolidated EBITDA and EBIT excluding such losses, also titled EBITDA (as adjusted) and EBIT (as adjusted). The tables also present consolidated EBITDA and EBIT including the net loss from retirement of long lived assets in 2002. We have not adjusted 2001 EBITDA or EBIT for this reporting change.

	2002	2001	2002/2001

	(in EUR millions)		(% change)
EBITDA:
Fixed line services	813.2	871.0	(6.6)%
Data communication services	46.6	54.7	(14.8)
Internet services	(13.4)	(20.1)	(33.3)
Mobile communications services	309.5	—	n.a.
Intersegmental eliminations and Others	7.8	0.1	n.a.

Consolidated EBITDA (excluding losses for the retirement of long-lived assets and costs for idle workforce)	1,163.7	905.7	28.5%
Mobile communications services — prior to consolidation	351.4	571.3	n.a.
Intersegmental eliminations	(0.3)	(2.2)	n.a.

Total managed EBITDA (excluding losses for the retirement of long-lived assets and costs for idle workforce)	1,514.8	1,474.8	2.7%

Consolidated EBITDA (excluding losses for the retirement of long-lived assets and costs for idle workforce)	1,163.7	905.7	28.5%
Idle workforce	(29.4)	(52.0)	(43.5)
Net losses from retirement of long-lived assets	(18.7)	—	n.a.

Consolidated EBITDA	1,115.6	853.7	30.7%

     Our consolidated EBITDA increased by 30.7% in 2002 to EUR 1,115.6 million from EUR 853.7 million in 2001. As shown in the table above this increase is primarily a result of the consolidation of mobilkom austria group’s result of operations effective June 28, 2002. In the fixed line services segment lower revenues led to a decline in EBITDA (as adjusted) by 6.6% in 2002 to EUR 813.2 million from EUR 871.0 million in 2001. The data communications segment was negatively affected by bad debt expenses, which led to a 14.8% decline in EBITDA (as adjusted) to EUR 46.6 million. Negative EBITDA (as adjusted) reported by the internet segment improved by 33.3% to EUR (13.4) million in 2002 resulting from an increase in the subscriber base leading to higher revenues.

     Our mobile communications services segment contributed EUR 309.5 million to our consolidated EBITDA (as adjusted) in 2002 and additional EUR 351.4 million for the first half of 2002 which is included in our total managed EBITDA (as adjusted). The mobile communications segment showed higher profitability in all markets, with EBITDA (as adjusted) rising by 15.7% to EUR 660.9 million in 2002.

     The increase in the results of our mobile communications services segment more than offsets the decline in our other segments and leads to the rise of total managed EBITDA (as adjusted) by 2.7% to EUR 1,514.8 million in 2002 compared to EUR 1,474.8 million in the previous year.

     The following table shows our operating income, which we refer to as earnings before interests and taxes (EBIT), and percentage changes by business segment for the periods indicated.

	2002	2001	2002/2001

	(in EUR millions)		(% change)
EBIT:
Fixed line services	(21.4)	35.0	n.a. %
Data communication services	10.5	19.4	(45.9)
Internet services (1)	(65.7)	(150.0)	(56.2)
Mobile communications services	173.9	—	n.a.
Intersegmental eliminations and Others	8.2	(47.9)	n.a.

Consolidated EBIT (excluding losses for the retirement of long-lived assets and costs for idle workforce)	105.5	(143.5)	n.a.

Mobile communications services — prior to consolidation	218.2	303.5	n.a.
Intersegmental eliminations	(0.2)	(2.0)	n.a.

Total managed EBIT (excluding losses for the retirement of long-lived assets and costs for idle workforce)	323.5	158.0	104.7%

Consolidated EBIT (excluding losses for the retirement of long-lived assets and costs for idle workforce)	105.5	(143.5)	n.a.
Idle workforce	(29.4)	(51.9)	(43.4)%
Net losses from retirement of long-lived assets	(18.7)	—	n.a.

Consolidated EBIT	57.4	(195.4)	n.a.

(1)	The impairment charge for our Czech On Line goodwill of EUR 120.0 million in 2001 was excluded from intersegmental eliminations and reclassified to our internet segment.

     As described above, in order to facilitate the comparability of the EBIT data for 2001 and 2002 on a segment level we have excluded costs for the retirement of long lived assets in the amount of EUR 5.1 million in the fixed line segment, EUR 1.9 million in the data communications segment, EUR 0.7 million in the internet segment and EUR 11.4 million in the mobile communications segment. All costs of idle workforce are attributable to and subtracted from the fixed line services segment.

     We achieved a total managed EBIT (as adjusted) of EUR 323.5 million in 2002, compared to EUR 158.0 million in 2001. Our boost in total managed EBIT (as adjusted) in 2002 compared to last year was partially due to the performance of our mobile communications services segment which is up by 29.2% to EUR 392.1 million in 2002. Further, a decline in revenue in the fixed line services segment was partially offset by successful cost reductions. In addition this increase was due to the release of provisions for contractual termination benefits in the amount of EUR 57.4 million in 2002 compared to EUR 2.4 million in 2001.

     As a result of the adoption of SFAS No. 142 goodwill and intangible assets with indefinite useful life are no longer amortized. In 2001 we reported amortization of goodwill of EUR 50.4 million and additional EUR 27.0 million were included in equity in earnings of affiliates. We recognized impairment charges of EUR 41.9 million and EUR 145.1 million in 2002 and 2001 respectively. These charges are primarily related to the impairment of goodwill in Czech On Line, our foreign subsidiary in the internet services segment, which decreased from EUR 120.0 million in 2001 to 40.4 million in 2002.

     The following table reconciles EBITDA and EBIT to cash generated from operations for the periods indicated.

	2002	2001

	(in EUR millions)
Total managed EBITDA (excluding losses for the retirement of long-lived assets and costs for idle workforce)	1,514.8	1,474.8
Intersegmental eliminations	0.3	2.2
EBITDA mobile communications services segment — prior to consolidation	(351.4)	(571.3)

Consolidated EBITDA (excluding losses for the retirement of long-lived assets and costs for idle workforce)	1,163.7	905.7

Depreciation, amortization and impairment charges	(1,058.2)	(1,049.2)

Consolidated EBIT (excluding losses for the retirement of long-lived assets and costs for idle workforce)	105.5	(143.5)

Depreciation, amortization and impairment charges	1,058.2	1,049.2
Net loss from retirement of long-lived assets	(18.7)	—
Other income net	1.9	(44.0)
Idle workforce	(29.4)	(52.0)
Net interest	(156.5)	(158.3)
Income from investments	141.0	197.7
Income taxes	(26.1)	94.9
Minority interests	(4.9)	0.5
Employee benefit obligation — non cash	(49.8)	3.1
Allowance for doubtful accounts	39.2	14.8
Change in deferred taxes	33.5	(95.0)
Dividends from affiliates, less than equity in income	(45.9)	(80.7)
Loss on sales of investments and disposal of equipment	17.5	38.9
Changes in assets and liabilities, net of effect of business acquired	105.9	16.8

Cash generated from operations	1,171.4	842.4

     For a breakdown of the differences between total managed EBITDA and consolidated EBITDA please refer to the explanation given above.

     Whereas consolidated EBITDA (as adjusted) increased by EUR 258.0 million or 28.5% to EUR 1,163.7 million in 2002, cash generated from operations increased by EUR 329.0 million or 39.1% to EUR 1,171.4 million. The differences are presented above.

     When doing the reconciliation we first deduct depreciation, amortization, impairment charges and net loss from retirement of long lived assets thereby arriving at consolidated EBIT. The same amount is added back thereafter as it is one of several non-cash adjustments necessary to reconcile EBIT to Cash generated from operations. All other differences for the reconciliation to cash generated from operations are applicable for EBIT the same way as they are for EBITDA.

     The following table shows a reconciliation of EBIT to net income (loss) from operations for the periods indicated.

	2002	2001

	(in EUR millions)
Total managed EBIT (excluding losses for the retirement of long-lived assets and costs for idle workforce)	323.5	158.0
Intersegmental eliminations	0.2	2.0
EBIT mobile communications services segment — prior to consolidation	(218.2)	(303.5)

Consolidated EBIT (excluding losses for the retirement of long-lived assets and costs for idle workforce)	105.5	(143.5)

Net interest	(156.5)	(158.3)
Idle workforce	(29.4)	(52.0)
Net losses from retirement of long-lived assets	(18.7)	—
Equity in earnings of affiliates — mobilkom austria prior to acquisition	142.9	197.9
Equity in earnings of affiliates — other	(2.3)	(2.5)
Other	2.3	(41.6)
Income tax (expense) benefit	(26.1)	94.9
Minority interests	(4.9)	0.5

Net income (loss)	12.8	(104.6)

SEGMENT RESULTS

Fixed line services

     Fixed line services is our largest business segment and includes mainly the operating activities of Telekom Austria AG and Telekom Austria Personalmanagement GmbH, including voice telephony on fixed networks, services for other carriers, equipment sales, certain leased lines and other services.

     The Austrian fixed line voice market, measured in terms of minutes, experienced another slight decrease during 2002 especially in local voice minutes. The ongoing increase in competition in the fixed line market resulted in a slight decline of our market share based on minutes, including internet dial-up minutes, to 55.3% at December 31, 2002 down from 56.2% by year-end 2001. However, the promotion of our second-based TikTak tariff packages which were introduced in the course of 2001 led to an increase in the number of TikTak lines to 840,300 at December 31, 2002 compared to approximately 212,000 by year-end 2001.

     With the growing use of pre-selection of a carrier and unbundling of the local loop, we began to face increasing competition on the local network level. Due to the introduction of our new tariffs, we managed to lessen the average decline of our market share, but could not manage to stop the decline in revenues.

     On the basis of interconnection rates fixed by the regulatory authorities, numerous competitors are able to compete with us with minimal or modest investments in network infrastructure. Our tariff reforms contributed significantly to reductions in our traffic-related revenues. We succeeded in partially offsetting the reduction in traffic related revenues by increasing revenues from monthly rental. In addition, we aim to reinforce our current market position through a new customer-focused organization. We expect to keep our market share above 50% in 2003.

     Revenues

     Revenues from our fixed line services segment are derived primarily from the following sources:

•	traffic and access related charges for:

•	local, national long-distance, fixed-to-mobile, international calls and internet dial-up; and

•	initial connection fees, installation fees, monthly rental and other charges;

•	carrier services including interconnection fees paid by other carriers to access our fixed line network and related carrier services;

•	fees paid for leased lines;

•	sales of equipment; and

•	fees from other services, including value-added services, public payphone services, call center services, directory services and other.

     The following table shows revenues from our fixed line services segment and percentage changes for the periods indicated.

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Fixed line operating revenues:
Traffic and access related services	1,118.5	1,234.6	(9.4)%
Carrier services(1)	366.4	637.0	(42.5)
Leased lines	246.1	256.6	(4.1)
Equipment	94.5	97.7	(3.3)
Other	231.7	230.8	0.4

Total fixed line operating revenues	2,057.2	2,456.7	(16.3)%

(1)	The change of the invoicing system with alternative telecommunications operators resulted in a reduction of revenues in 2002. If in effect, the change would have reduced fixed line revenues by EUR 257.2 million in 2001.

     Traffic and access related services

     The following table shows revenues from traffic and access related services and percentage changes for the periods indicated.

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Traffic and access related services:
Traffic revenues	499.4	599.1	(16.6)%
Initial connection and installation fees, monthly rental and other network services	619.1	635.5	(2.6)

Total	1,118.5	1,234.6	(9.4)%

     Traffic revenues decreased by 16.6% to EUR 499.4 million in 2002 from EUR 599.1 million in 2001. In 2001 we introduced lower priced “pay-per-second” tariff schemes called TikTak tariffs. As of December 31, 2002, 840,300 customers already opted for our TikTak tariffs compared to 212,000 at the end of 2001, an increase of 296.4%. As a result, our average tariffs fell 8.9% which accounted for approximately 50% of the decline in sales revenues.

     The remaining decline in revenues was attributable to a further drop in traffic volume in 2002 of 6.9% compared to 2001, as illustrated in the table below. Strong competition for fixed network services and the possibility of carrier pre-selection for local calls since January 1, 2001 have put pressure on our revenues and have caused our market share to decline from 56.2% in 2001 to 55.3% in 2002. In addition, local traffic declined due to a shift from fixed line traffic to mobile communications traffic. Internet dial-up minutes declined by 4.4% partially due to migration from internet dial-up to ADSL, especially from regular users of the internet. ADSL is a technology that permits the transmission of data at very high speeds using a standard copper access line. The number of ADSL access lines went up by 73.1% compared to 2001.

     The decline in local and internet dial-up traffic was partially offset by an increase of national long distance traffic, as the following table shows:

	Year ended December 31,

	2002	2001	2002/2001

	(in millions of minutes) (1)		(% change)
Fixed line traffic:
Local traffic	3,765	4,335	(13.1)%
National long distance traffic	842	823	2.3
Fixed-to-mobile traffic	826	830	(0.5)
International traffic	472	476	(0.8)
Internet dial-up traffic	4,305	4,505	(4.4)

Total fixed line traffic (excluding value-added services, emergency calls, payphones)	10,210	10,969	(6.9)%

(1)	All amounts exclude interconnection traffic, products offered under flat fee, and payphone traffic.

     Revenues from our initial connection and installations fees, monthly rentals and other network services decreased by 2.6% to EUR 619.1 million in 2002 from EUR 635.5 million in 2001. These revenues are primarily a function of the number and mix of standard PSTN telephone, ISDN and ADSL access lines and the corresponding initial connection fees and monthly rental charges. Each of our traditional telephone lines, called PSTN lines, provides one access channel. We also offer lines on new networks that provide up to 30 lines and can be used simultaneously for voice and data transmissions at higher speed than over normal access lines. These networks are called integrated digital service networks, or ISDN. There are two kinds of ISDN lines. Basic ISDN lines provide two access channels each and multi ISDN lines provide 30 access channels each.

     The following table shows the number of our access lines and channels and percentage changes for the periods indicated. The figures exclude payphones, but include ADSL, our internal lines and approximately 259,100 lines for qualifying low income persons at December 31, 2002. The service for low income persons, which we have provided for many years, includes free monthly rental and one hour of free local traffic per month. We receive a reimbursement from the federal government for these services.

	Year ended December 31,

	2002	2001	2002/2001

	(in thousands)		(% change)
Number of fixed lines:
PSTN access lines	2,659.1	2,759.8	(3.6)%
Basic ISDN access lines	430.1	398.7	7.9
Multi ISDN access lines	8.1	8.3	(2.4)
Total access lines	3,097.3	3,166.9	(2.2)

of which ADSL	174.1	100.6	73.1
Total access channels	3,762.3	3,806.2	(1.2)%

     The total number of access lines decreased by 2.2% in 2002, primarily due to a shift to alternative providers such as cable television operators and to a lesser extent to the growth in the mobile communications market. The decrease in the number of PSTN lines was partially offset by a migration of our customers to our basic ISDN lines. Our ADSL access lines increased by 73.1% in 2002 to 174.1 from 100.6 in 2001. The number of total access channels in the fixed network declined by approximately 1.2% in 2002 compared to 2001.

     The decrease in access lines and channels resulted in a decrease in initial connection and installations fees, monthly rental and other network services revenues. The decrease was only partially offset by the migration to higher priced basic ISDN lines.

     Carrier Services

     Our carrier service business area generates revenues by providing network services to domestic and international carriers. These carrier services consist of termination, origination (or carrier selection) and transit of national traffic and international termination in Austria and abroad, international bandwidth services and internet access.

     Revenues from carrier services declined to EUR 366.4 million in 2002 from EUR 637.0 million in 2001. Effective January 1, 2002, the Austrian regulatory authority approved a change in the way interconnection charges between Austrian alternative service providers are billed and collected. As a result of the change Telekom Austria is no longer a party to such transactions. Had the new regulatory been in place during 2001, operating revenues would have been lower by EUR 257.2 million.

     In 2002, after the change in interconnection between alternative service providers, revenues from carrier service decreased by 3.5% to EUR 366.4 million from EUR 379.8 million in 2001. This downturn was caused by lower incoming mobile traffic. Many multinational carriers have set up subsidiaries in Austria and are therefore in the position to directly route their traffic. In addition, in September 2002, the regulatory authority decided on new interconnection rates which were reduced by 4.8% on average.

     Leased lines

     Our leased lines business area generates revenues by leasing fixed lines to customers for their exclusive and dedicated use. Revenues from leased lines decreased by 4.1% in 2002 to EUR 246.1 million from EUR 256.6 million in 2001. This decline is attributable to the decrease in our international business area as a result of strong competition. In addition, within Austria our domestic competitors were in a position to benefit from lower costs pursuant to the optimization of their networks resulting in lower revenues to us. Furthermore, the reduction of leased lines rates which took effect since September 1, 2001 also contributed to this negative development. The average price reduction was 3.6% for all leased lines. This decline was, however, partially offset by the increased demand for higher capacities or bandwidths.

     Equipment

     We generate revenues from sales of telecommunications equipment including residential, as well as mobile telephone equipment and systems for business customers, and by providing related post-sale maintenance and services. Revenues from equipment sales decreased by 3.3% in 2002 to EUR 94.5 million from EUR 97.7 million in 2001. This decline was primarily attributable to reduced sales quantities of equipment as well as declining demand for maintenance and services. As we de-emphasized sales efforts on lower margin products, sales of Private Automatic Branch Exchange (PABX) installations and telecommunications infrastructure declined by approximately 14% in 2002.

     Other revenues

     This category primarily includes value-added services, public payphone services, call center services, directory services and some other services. Revenues increased slightly by 0.4% to EUR 231.7 million in 2002 from EUR 230.8 million in 2001. This increase resulted from an increase in inquiry service tariffs that more than compensated declining revenues from public payphones, which have become less popular due to the increasing use of mobile phones.

     Operating expenses

     The following table shows operating expenses of our fixed line services segment and percentage changes for the periods indicated.

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Fixed line operating expenses:
Materials	55.5	66.5	(16.5)%
Employee costs, including benefits and taxes	426.2	505.5	(15.7)
Depreciation and amortization	834.5	836.0	(0.2)
Loss from retirement of long-lived assets	5.1	—	n.a.
Carrier services	310.5	568.1	(45.3)
Repairs	123.8	129.7	(4.5)
Services received	13.1	24.3	(46.1)
Other operating expenses	314.9	291.6	8.0

Total fixed line operating expenses	2,083.6	2,421.7	(14.0)%

     Materials

     Materials consist mainly of expenses for spare parts, cables and supplies for our network and merchandise we sell to our customers. Materials in the fixed network business segment decreased by 16.5% in 2002 to EUR 55.5 million from EUR 66.5 million in 2001. The decrease in material expenses is primarily due to the declining sales of equipment especially for PABX installations and lower numbers of initial connections.

     Employee costs, including benefits and taxes

     Employee costs including benefits and taxes in our fixed line services segment decreased by 15.7% in 2002 to EUR 426.2 million from EUR 505.5 million in 2001. Our personnel expenses in 2000, 2001 and 2002 reflect the accruals for our voluntary retirement incentive programs described in the following paragraph.

     From 1997 to 2000, we offered voluntary retirement incentive programs (VRIP) to eligible employees. We made provisions for expenses related to these programs of EUR 253.2 million in 2000. At December 31, 2000, 2,976 employees were covered by the social plan provisions reflected in our balance sheet as of that date. In 2001 there was a release of accruals of EUR 2.4 million. On January 1, 2002 a new law was enacted that allows civil servants to move from Telekom Austria’s VRIP into government funded early retirement at the age of 55. Because a number of employees either elected early retirement as the result of medical disability, EUR 57.4 million of these provisions were reversed during 2002. Consequently, our obligation under the VRIP was reduced as pension payments to these former employees are being covered by the government funded retirement plan. For more information, see “— Critical accounting policies — Voluntary retirement incentive programs” and note 15 to our consolidated financial statements included elsewhere in this report.

     At December 31, 2002, 1,723 employees were covered by our VRIP provisions. The following table sets forth our provisions for these programs for the periods indicated.

Voluntary retirement
incentive programs

(in EUR millions)
VRIP provisions
Balance at December 31, 2000	358.1
Release of provision	(2.4)
Cash payments	(68.5)

Balance at December 31, 2001	287.3
Release of provision	(57.4)
Cash payments	(95.3)
Other	(2.3)

Balance at December 31, 2002	132.3

     We recognize an obligation for voluntary termination benefits when the eligible employee accepts the offer. The present value of the obligation is determined based on current compensation levels and the law. An annual increase of 2.5% for future years and a discount rate of 4.5% are used. We estimate future new charges to employee costs and future cash payments based on actuarial assumptions, including assumptions for the discount rate, rate of compensation increase and rate of increase of pensions. If our actuarial assumptions and retirements are incorrect, our actual new charges to employee costs and cash payments may be different.

     Apart from future interest expense related to our early retirement programs, we expect to incur additional costs due to our retraining programs and voluntary severance payments, such as golden handshakes, as part of our headcount reduction plan which is a component of our transformation program. Total costs for severance payments amounted to EUR 26.0 million and EUR 29.0 million in 2002 and 2001, respectively.

     The average number of employees in the fixed line services segment decreased by 20.6% or 2,143 employees in 2002 as a result of the improved efficiency due to our transformation program. In 2002, we reduced total group headcount by 1,620 full time equivalent employees, considering increases in the mobile communications services segment. In the new wireline segment we expect to reduce our headcount by approximately 600 in 2003 and approximately 250 in 2004. We expect savings in our employee costs in the mid-term as a result of the reduction in our personnel. Our estimated savings may vary, however, with the number of personnel who actually take part in our plans.

     For more information about our relationship with employees, see “Directors, Senior Management and Employees — Relationship with employees”.

     Depreciation and amortization

     Depreciation, amortization and impairment charges in our fixed line services segment decreased by 0.2% to EUR 834.5 million in 2002 from EUR 836.0 million in 2001 as a result of our efforts to cut capital expenditures relating to our fixed line network.

     As part of our transformation program, we are concentrating our offices in fewer locations. Over time, we expect this to lead to cost savings. However, as a result of our location consolidation program, we recorded an impairment charge for buildings totaling EUR 17.4 million in 2001 and EUR 1.0 million in 2002 included in depreciation and amortization, as we will no longer use these buildings and we are in the process of selling them.

     Loss from retirement of long-lived assets

     In accordance with SFAS No. 144, as amended, the net loss from retirement of long-lived assets is presented in operating income in 2002. In prior years such losses were included in “other, net” in the “other income” section.

     Carrier services

     Effective January 1, 2002, the Austrian regulatory authority approved a change in the way interconnection charges between Austrian alternative service providers are billed and collected. As a result of the change Telekom Austria is no longer a party to such transactions. Had the change been in place during 2001, interconnection fees would have been lower by EUR 257.2 million. Taking into account this effect, our operating expenses remained rather stable at EUR 310.5 million compared to EUR 310.9 million in 2001.

     Repairs

     Repairs decreased slightly by 4.5% to EUR 123.8 million in 2002 from EUR 129.7 million in 2001. The decrease was due to lower expenses for maintenance of communications network equipment and buildings.

     Services received

     Services received decreased by 46.1% to EUR 13.1 million in 2002 from EUR 24.3 million in 2001. The decrease in services received is primarily a result of an increasing reliance on internal expertise to develop and maintain network software, resulting in lower levels of purchased services.

     Other operating expenses

     Other operating expenses include expenses such as energy, rental, marketing, consulting, training and advertising expenses. Other operating expenses in the fixed network business segment increased by 8.0% in 2002 to EUR 314.9 million from EUR 291.6 million in 2001. This was mainly due to increased marketing, advertising and travel expenses, as well as commission fees that were only partially off-set by lower rental, consulting and legal fees.

Mobile communications services

     The total number of subscribers in the mobile business segment as of December 31, 2002 grew by 11.9% compared to December 31, 2001. At the end of 2002 we had approximately 4.5 million subscribers in our mobile business segment. Due to a high penetration rate of 83.1% in the Austrian market at the end of year 2002, the majority of subscriber growth came from our foreign subsidiaries which contributed 33% of the subscriber base as of December 31, 2002, up from 28% as of December 31, 2001.

     We were still able to increase the total number of our mobile customers in Austria by 5.3% or approximately 151,500 during 2002. This resulted in an increase of our market share to 44.4% at December 31, 2002, up from 42.9% at the end of 2001, despite strong competition and the shut down of our analog network at the end of February 2002. Due to focused marketing activities, a high share of these analog customers had already migrated to the digital network during the preceding months. As a result of our successful retention programs the GSM churn rate decreased from 23.8% at year-end 2001 to 17.0% at year-end 2002. The introduction of our new tariffs at the beginning of 2002 and our hardware replacement program have contributed to the success of our retention programs. Nevertheless, we expect to lose market share in the future due to the entry of new service providers and one further operator into the Austrian market during 2003. A service provider is a competitor who provides mobile communications services using the infrastructure of an existing competitor. An operator relies on its own network infrastructure.

     During 2002 the number of contract customers of mobilkom austria increased by 9.4% and the number of prepaid subscribers increased by 1.1%. The growth in prepaid segment was rather low primarily as a result of the deactivation of inactive subscribers and deactivation of our analog network. This is a direct result of our continuing focus to increase the shares of high value contract subscribers. At December 31, 2002, contract customers account for 52% of the total customer base of mobilkom austria compared to 50% at December 31, 2001.

     mobilkom austria’s subsidiary, VIPnet, a digital mobile operator in Croatia, added approximately 242,100 customers in the year 2002. The penetration rate in Croatia amounted to 51.9% at the end of 2002, with VIPnet holding a total market share of 48.2%. mobilkom austria’s subsidiary Si.mobil, a digital mobile operator in Slovenia added approximately 80,400 customers in the year 2002. Penetration in Slovenia reached a level of 74.7% at the end of 2002 with Si.mobil holding a total market share of 23.4%.

     Revenues

     Our mobile communications services segment generates revenues from operations of our mobile networks. In Austria we disconnected our analog mobile network in February 2002 and phased out paging services on September 30, 2002. The revenues mainly include traffic charges, monthly rental charges, equipment sales and roaming and interconnection fees. Due to the fact that Si.mobil was acquired at the end of February 2001, only ten months of Si.mobil’s financial results were consolidated in the financial statements of mobilkom austria group in 2001.

     We expect revenues from our mobile communications services segment to continue to grow due to increased revenues from our subsidiaries, primarily from the potential of market growth in Croatia and Slovenia. In spite of a slow-down of the overall subscriber growth, we expect to increase the profitability of the mobile business segment as a result of our focus on improving the quality of the subscriber base. During 2002, we stopped our market share losses and were able to increase our market share to 44.4% in 2002 from 42.9% in 2001.

     We expect roaming revenues to decline in the long-term due to increasing pressure on roaming tariffs. Our partnership-agreement with Vodafone should allow us to attract additional customers and roaming visitors, which would lead to higher roaming traffic and offset, at least partially, the decline in roaming revenues.

     The following table shows revenues from our mobile communications services segment and percentage changes for the periods indicated.

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Mobile communications operating revenues:
Traffic revenues	1,000.6	853.3	17.3%
Monthly rental	283.5	252.1	12.5
Interconnection	275.9	274.3	0.6
Equipment	175.2	181.0	(3.2)
Roaming	155.9	147.8	5.5
Other	27.7	26.9	3.0
Discounts	(9.4)	(22.2)	(57.7)

Total mobile communications operating revenues	1,909.4	1,713.2	11.5%

     Our operating revenues from our mobile communications services segment increased by 11.5% in 2002 to EUR 1,909.4 million from EUR 1,713.2 million in 2001, with 80% of operating revenues generated in the Austrian market.

     Traffic revenues

     Traffic revenues depend on the total number of customers, traffic volume, mix of prepaid and contract customers and tariffs. Traffic revenues increased by 17.3% in 2002 to EUR 1,000.6 million from EUR 853.3 million in 2001. This growth was primarily a result of the increase in the subscriber bases which increased by 28.3% at VIPnet, 29.8% at Si.mobil and 5.3% at mobilkom austria. In addition to the higher subscriber base, the average usage per subscriber rose by approximately 5% for the mobile communications segment, resulting in 17.8% higher charged minutes of use in 2002. This was partially offset by a slight decrease in price due to the highly competitive markets in Austria, Croatia, Slovenia and Liechtenstein. The following table shows the number of customers of our mobile communications services segment and percentage changes for the periods indicated.

	2002	2001	2002/2001

	(in thousands)		(% change)
Mobile communications customers:
Austria	3,001.4	2,849.9	5.3
Croatia	1,097.8	855.7	28.3
Slovenia	350.0	269.6	29.8
Liechtenstein	2.0	1.3	51.6

Total customers	4,451.2	3,976.5	11.9%

     The growth in our mobile communications customer base is mainly driven by VIPnet and Si.mobil and partially by mobilkom austria.

     Most of the increase in traffic revenues for 2002 compared to 2001 was a result of an increase in revenues from our contract customers. In Austria the number of our contract customers increased by 9.4% in 2002. The growth in the number of contract customers was primarily in response to newly introduced tariffs. In addition, our mobile tariffs targeted at business customers have also contributed positively to this development. The rising number of contract customers resulted in an increase in the average revenue per user which rose from EUR 34.1 in 2001 to EUR 35.8 in 2002. In Austria, the data traffic percentages share of airtime revenues increased from 9.7% at year-end 2001 to 10.2% at year-end 2002. The majority of data revenues is derived from SMS (Short Message Service) and to a lesser extent from GPRS (General Packet Radio Service). The number of SMS charged to our subscribers rose by 15.3% from EUR 426.6 million in 2001 to EUR 491.7 million in 2002.

     In our international mobile business both prepaid and contract subscribers showed a significant growth. Specifically, the contract segment performed very successfully. The share of contract customers increased at VIPnet from 13.9% to 16.0% and at Si.mobil from 36.2% to 44.1% at year end 2002 in comparison to year-end 2001.

     Monthly rental

     We generate revenues from monthly rental fees paid by our contract customers for access to our mobile communications network. Revenues from monthly rentals increased by 12.5% in 2002 to EUR 283.5 million from EUR 252.1 million in 2001. The rise in revenues from monthly rental is primarily attributable to the increase in our contract customers base as a result of the introduction and the acceptance of low monthly rental tariffs in Austria and due to the growth of our international mobile communications business.

     Interconnection

     Our mobile communications segment generates interconnection revenues primarily from interconnection fees from our fixed line segment as well as from other fixed and mobile operators for calls terminating in our mobile networks. In addition, we receive revenues from service numbers such as toll free numbers. Our interconnection revenues increased slightly by 0.6% in 2002 to EUR 275.9 million from EUR 274.3 million in 2001 as a result of a decrease in Austria, more than offset by an increase internationally. The decrease in interconnection revenues in Austria was a result of the decision of the regulatory authority, which lowered mobile-to-mobile rates from EUR 0.1240 to EUR 0.1125 beginning April 1, 2002. This, however, was more than offset by the positive development in Croatia and Slovenia which was mainly driven by an increase in incoming minutes.

     Equipment

     We generate revenues from customer equipment primarily from sales of handsets to our customers. Revenues from equipment decreased by 3.2% in 2002 to EUR 175.2 million from EUR 181.0 million in 2001, primarily due to a decline in the number of gross customer additions. This effect was partially offset by increased sales of higher priced handsets with more functionalities like MMS or GPRS.

     Roaming

     Roaming fees are generated when our mobile network carries a call made by a customer of another international mobile operator. Revenues from roaming fees increased by 5.5% in 2002 to EUR 155.9 million from EUR 147.8 million in 2001. This growth is primarily attributable to rising roaming revenues in Croatia and Slovenia mainly as a result of the strong summer tourism. However, it was partially offset by a 4.0% decline in roaming revenues at mobilkom austria due to direct links established between competitors.

     Other

     This category includes revenues from one-time charges like initial connection fees and collection services such as fees for transfer payments as well as fees for call center services, and revenues from real estate. Revenues increased by 3.0% in 2002 to EUR 27.7 million from EUR 26.9 million in 2001 in part as a result from higher collection revenues. In addition, the rise in other revenues was driven by higher revenues from fees for call center services and increased revenues from site-sharing with other mobile operators. These increases were partially offset by higher incentives for business customers.

     Discounts

     Discounts showed a decrease of 57.7% in 2002 to EUR 9.4 million compared to EUR 22.2 million in 2001. These discounts include provisions for customer loyalty programs at mobilkom austria and VIPnet. mobilkom austria and VIPnet both show a decreasing trend regarding these discounts. The decrease results from a revaluation of the value of customer loyalty programs at mobilkom austria, which reflects a similar decrease in the average value of customer redemptions over the last twelve months.

     Operating expenses

     The following table shows operating expenses from our mobile communications segment and percentage changes for the periods indicated.

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Mobile communications operating expenses:
Materials	252.3	250.7	0.6%
Employee costs, including benefits and taxes	158.6	134.5	17.9
Depreciation and amortization	268.8	267.8	0.4
Income/loss from retirement of long-lived assets	11.4	—	n.a.
Interconnection	192.6	169.2	13.8
Repairs	59.3	39.9	48.6
Services received	231.2	210.2	10.0
Other operating expenses	354.5	337.3	5.1

Total mobile communications operating expenses	1,528.7	1,409.6	8.4%

     Materials

     Materials in the mobile communications services segment increased slightly by 0.6% in 2002 to EUR 252.3 million from EUR 250.7 million in 2001. The higher costs were caused by the rising demand for high quality products and partially offset by the decline in the number of gross customer additions. Furthermore the costs of spare parts for radio communications systems increased.

     Employee costs, including benefits and taxes

     Employee costs, including benefits and taxes increased by 17.9% in 2002 to EUR 158.6 million from EUR 134.5 million in 2001 due to headcount growth to support the higher number of our mobile customers. The headcount increased by 4.5% for the entire mobile segment. In addition, in Austria, we had a general salary increase for employees of 2.5%, combined with a minimum payment of EUR 43.6 for low level salaries and higher provisions for vacation time not taken.

     Depreciation and amortization

     Depreciation and amortization expenses increased by 0.4% in 2002 to EUR 268.8 million from EUR 267.8 million in 2001. This increase was due to growing network-related capital expenditures in the past. In Austria, the main reason for the increase are capital expenditures to increase capacity and maintain the quality of mobile transmissions. In Croatia and Slovenia capital expenditures increased to support the larger customer base in those countries. However, capital expenditures for property, plant and equipment in the mobile communications segment have been reduced by 11.4% in 2002 to EUR 321.7 million from EUR 363.2 million in 2001.

     In addition, the acquisition of the 25.001% stake in mobilkom austria led to an increase in amortizable intangible assets of EUR 121.0 million. Therefore amortization expense increased by EUR 10.1 million.

     This increase of depreciation and amortization at mobilkom austria group is almost offset by the application of SFAS No. 142, which no longer permits amortization of goodwill, but rather requires annual impairment testing. In 2001 we reported amortization of goodwill of EUR 33.8 million.

     We expect depreciation and amortization expenses to increase in 2003 and 2004 mainly as a result of the start of operation of a new UMTS network, for which we acquired licenses in November 2000. Additionally, we will continue to invest in our network abroad in 2003. For further information regarding our capital expenditures, see “— Liquidity and capital resources — Capital expenditures”.

     Net loss from retirement of long-lived assets

     In accordance with SFAS No. 144, as amended, the net loss from retirement of long-lived assets is presented in operating income in 2002. In prior years such losses were included in “other, net” in the “other income” section.

     Interconnection

     Interconnection fees increased by 13.8% in 2002 to EUR 192.6 million from EUR 169.2 million in 2001. The growth was in line with the higher interconnection volume, mostly to other local mobile networks and higher international traffic. Rising interconnection traffic at VIPnet and Si.mobil also contributed to this development.

     Repairs

     Repairs increased by 48.6% in 2002 to EUR 59.3 million from EUR 39.9 million in 2001 primarily due to service agreements for software, maintenance of data processing equipment and software adaptations mainly at mobilkom austria and to a lesser extent at VIPnet and Si.mobil.

     Services received

     Services received increased by 10.0% in 2002 to EUR 231.2 million from EUR 210.2 million in 2001 mainly due to an increase in roaming fees paid to international mobile operators, leased lines expenses and postage fees.

     Other operating expenses

     Other operating expenses in the mobile communications business segment increased by 5.1% in 2002 to EUR 354.5 million from EUR 337.3 million in 2001. Higher marketing and sales costs at VIPnet and Si.mobil with the goal of increasing customer base, and increased consulting fees at mobilkom austria contributed significantly to the increase in operating expenses.

Data communications services

     We are the market leader for data communications, notably in the core services areas of leased lines and switched data networks, as well as the other areas such as corporate network services and data value-added services. Although the general weak economic environment impacted negatively the Austrian data communications market, we stabilized our revenues and increase our market share by providing a broad portfolio of high quality services and tailored systems solutions.

     We are transforming our data communications services segment into Telekom Austria’s business solution provider. We believe this will secure more profitable business in the future by expanding the services we offer.

     Revenues

     The main sources of revenues from our data communications services segment are fees for leased lines, enhanced data transfer services and corporate networks products. In 2002, approximately 27% of the revenues were for corporate network services provided to mobilkom austria for its own use.

     Despite the negative business climate, revenues from our data communications segment stabilized at EUR 330.0 million in 2002. The slight decrease from EUR 330.2 million was caused by the general stagnation in the data communications market and the later than expected introduction of new products. The weak data communications market puts pressure on prices and leads to restrained investment activity by corporate customers. In response to this trend, sales efforts have been intensified to provide even better service to top customers and the time to market newly developed products has been shortened. The general decrease in revenues was partially offset by a strong increase in revenues from our corporate networks services and our Datacash product, a solution for cashless payment.

     The rise in corporate networks revenues was mainly driven by the enlargement of our service portfolio and the acquisition of new customers which resulted in a 60% increase in the subscriber base.

     We expect additional revenues from new products and services, including Application Service Providing (ASP) enabling and strategic partnerships in the IT solution business.

     Operating expenses

     The following table shows operating expenses from our data communications services segment and percentage changes for the periods indicated.

	2002	2001	2002/2001

	(in EUR millions)		(% change)
Data communications operating expenses:
Materials	12.0	11.4	5.3%
Employee costs, including benefits and taxes	51.0	48.2	5.8
Depreciation and amortization	36.0	35.3	2.0
Loss from retirement of long-lived assets	1.9	—	n.a.
Other operating expenses	220.5	215.9	2.1

Total data communications operating expenses	321.4	310.8	3.4%

     Materials

     Materials in the data communications business segment increased by 5.3% to EUR 12.0 million in 2002 from EUR 11.4 million in 2001. The increase is mainly the result of a write-down of inventories to market value in the amount of EUR 2 million in 2002.

     Employee costs, including benefits and taxes

     As a result of the reduction in headcount from 908 to 841, which caused an increase in severance payments, employee costs increased by 5.8% to EUR 51.0 million in 2002 from EUR 48.2 million in 2001.

     Depreciation and amortization

     Depreciation and amortization increased slightly by 2.0% in 2002 to EUR 36.0 million from EUR 35.3 million in 2001 as a result of impairment charges of EUR 1.6 million in 2002 related to data communications facilities.

     Net loss from retirement of long-lived assets

     In accordance with SFAS No. 144, as amended, the net loss from retirement of long-lived assets is presented in operating income in 2002. In prior years such losses were included in “other, net” in the “other income” section.

     Other operating expenses

     Other operating expenses in the data communications business segment increased by 2.1% in 2002 to EUR 220.5 million from EUR 215.9 million in 2001, primarily due to bad debt expenses that increased by approximately EUR 10 million compared to last year. This rise was partly offset by decreased legal and consulting fees as well as lower expenses for advertising and marketing.

Internet services

     We are the leading internet service provider in Austria with approximately 846,500 residential customers. We had a share of approximately 35% of the residential internet market in the fourth quarter of 2002. Our Internet Services segment provides access services to the Internet and runs a portal business with online media sales, e-commerce and multimedia services.

     Revenues

     Operating revenues of this segment increased by 20.2% to EUR 119.6 million in 2002 from EUR 99.5 million in 2001. This growth was in line with the increase in the subscriber base in Austria by 27.0% from 666,400 at the beginning of 2002 to 846,500 at the end of 2002 in Austria. ADSL-subscribers, also included in these figures, increased by 73.1% in the same period. The increase in revenues did not follow the increase in the subscriber base due to lower average usage and revenues per user. About 9% of the revenues in 2002 were derived from Czech On Line, an internet service provider in the Czech Republic, which we acquired in 2000.

     Operating expenses

     Operating expenses decreased by 25.5% to EUR 186.0 million in 2002 from EUR 249.5 million in 2001. Included in the internet segment are impairment charges for goodwill originally recorded from the acquisition of COL in the amount of EUR 40.4 million in 2002 and EUR 120.0 million 2001. The acquisition was based on a business plan assuming the full liberalization of the Czech market in the year 2001. As this was first postponed to the year 2002 and the liberalization of the Czech market still remains unsatisfactory overall with regard to interconnection and limited wholesale offers to alternative operators, the business of COL has not developed as originally expected. This resulted in an impairment charge in 2001 and 2002. The impairment loss was recorded in the internet segment in 2002. In 2001 the impairment losses of goodwill were originally classified in intersegmental eliminations and others, but were reclassified in 2002 to the internet segment for comparability purposes.

     Excluding the decrease in impairment charges operating expenses would have increased by 12.4% to EUR 145.6 million in 2002 from EUR 129.5 million in 2001, primarily as a result of costs incurred in connection with the expansion of our internet activities. The costs include network usage costs and marketing and advertising expenses. Network usage costs increased in line with traffic volume. The higher marketing and advertising activities resulted in higher marketing related costs. In addition we launched new portals and e-business solutions. Depreciation and amortization increased as a result of higher capital expenditures for server, portal and ISP infrastructure. The higher costs were partially offset by lower material expenses in 2002 due to fewer hardware bundles.

2001 compared to 2000

Overview

     The following table shows our operating revenues and percentage changes by business segment for the periods indicated.

	2001	2000	2001/2000

	(in EUR millions)		(% change)
Operating revenues:
Fixed line services	2,456.7	2,654.8	(7.5)%
Data communications services	330.2	312.8	5.6
Internet services	99.5	61.1	62.8
Intersegmental eliminations and others	(226.7)	(214.4)	5.7

Consolidated operating revenues	2,659.7	2,814.4	(5.5)%

Mobile communications services	1,713.2	1,501.0	14.1
Intersegmental eliminations	(429.4)	(418.3)	2.7

Total managed operating revenues	3,943.5	3,897.2	1.2%

     Our consolidated operating revenues decreased by 5.5% to EUR 2,659.7 million in 2001 from EUR 2,814.4 million in 2000 as a result of increased competition in the fixed line market, the decline of our market share and to a lesser extent to the migration of customers from fixed line to mobile communications. The decrease in fixed line services revenues was partially offset by an increase in operating revenues from our internet and data communications services segment. Our total managed operating revenues increased by 1.2% in 2001 to EUR 3,943.5 million from EUR 3,897.2 million in 2000. The growth in total managed operating revenues was driven primarily by growth in revenues from our mobile communications segment due to an increase in the number of mobile customers. Revenue growth in this segment together with growth from our data communications and internet segment offset the decrease in revenues from our fixed line business segment.

     The item “intersegmental eliminations and others” among our fixed line, data communications and internet segments increased by 5.7% in 2001 to EUR 226.7 million from EUR 214.4 million in 2000. The increase was in line with the growth in revenues in our internet segment. Intersegmental eliminations between our mobile communications segment and all our other segments increased by 2.7% to EUR 429.4 million in 2001 from EUR 418.3 million in 2000.

     We discuss the development in revenues, together with operating expenses, in each of our business segments in more detail below.

     Beginning in 2001 management has fully implemented U.S. GAAP reporting for internal purposes and, therefore evaluates performance based on operating income before depreciation and amortization and idle workforce (EBITDA). The following table shows our EBITDA for the periods indicated. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but because we believe it is a widely accepted indicator of our own ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and does not reflect funds available for dividends, reinvestment or other discretionary uses.

	2001	2000		2001/2000

	(in EUR millions)			(% change)
EBITDA:
Fixed line services(1)	871.0	573.5		51.9%
Data communications services	54.7	57.4		(4.7)
Internet services	(20.1)	(5.4)		272.2
Intersegmental eliminations and Others	0.1	0.1		0.0

Consolidated EBITDA (excluding idle workforce)	905.7	625.6		44.8%

Mobile communications services	571.3	436.5		30.9
Intersegmental eliminations	(2.2)	(0.7	)(2)	n.a.

Total managed EBITDA (excluding idle workforce)	1,474.8	1,061.4		38.9%

Consolidated EBITDA (excluding idle workforce)	905.7	625.6		44.8
Idle workforce	(52.0)	(8.9)		484.3

Total Consolidated EBITDA	853.7	616.7		38.4%

(1)	Excludes the costs of idle workforce

(2)	Includes an adjustment to intersegmental eliminations and rounding differences

     Our idle employees were removed from our fixed line workforce during our transformation process. As these idle employees are no longer part of the segmental workforce, costs related to this personnel are no longer included in the segmental EBITDA, but are included in our total consolidated EBITDA. Before 2002 costs for idle workforce included direct expenses for civil servants who had been released or transferred from the workforce and lump sum payments for civil servants who had agreed to leave with severance packages. In 2002, costs for employees who were on medical leave and had applied for early retirement as a result of medical disability are included in the costs for idle workforce. This change in the definition of idle workforce resulted in the reclassification of prior-year costs of idle workforce from EUR 49.9 million to EUR 52.0 million and from EUR 7.6 million to EUR 8.9 million after reclassification in 2001 and 2000, respectively. Fixed line EBITDA was adjusted from EUR 869.0 million to EUR 871.0 million and from EUR 572.2 million to EUR 573.5 million in 2001 and 2000, respectively. Fixed line EBIT was adjusted from EUR 33.0 million to EUR 35.0 million and from EUR (284.5) million to EUR (283.2) million in 2001 and 2000, respectively.

     Our consolidated EBITDA (excluding idle workforce) increased by 44.8% in 2001 to EUR 905.7 million from EUR 625.6 million in 2000. This increase was mainly due to our transformation process during which we implemented voluntary retirement incentive programs in 2000. Costs related to these voluntary retirement incentive programs were EUR 253.2 million in 2000 and primarily related to our fixed line segment and to a lesser extent our data communications segment. In 2001, mainly due to an amendment to statutory provision laws and since about 30 employees retired due to health reasons, we released accruals for our voluntary retirement incentive programs. These 30 employees are then covered by the governmental retirement plan and we are released from our obligation. Primarily due to these reasons we recorded a release of accrual totaling EUR 2.4 million. The EBITDA of our fixed line services segment increased 51.9% in 2001 to EUR 871.0 million from EUR 573.5 million in 2000. This increase was the result of lower costs of our transformation program and to a lesser extent to the exclusion of idle employees from the employee costs of this segment and decreases in operating expenses. The increase in EBITDA was partially offset by reduced revenues resulting from our decline in market share and tariff reductions.

     The EBITDA of our data communications services segment decreased 4.7% in 2001 to EUR 54.7 million from EUR 57.4 million in 2000. This decrease was due to lower discounts for the utilization of leased lines charged by the fixed line services segment and the reduced prices we charged our customers to use these lines. However the decrease in EBITDA was partially offset by growth in sales.

     The EBITDA of our internet services segment decreased to EUR (20.1) million in 2001 from EUR (5.4) million in 2000. The internet segment continued to show negative EBITDA during 2001 as a result of increased marketing and distribution expenses in connection with the expansion of our internet activities, although our internet operations in the Czech Republic contributed with a slightly positive EBITDA.

     Our total managed EBITDA (excluding idle workforce) increased by 38.9% in 2001 to EUR 1,474.8 million from EUR 1,061.4 million in 2000, reflecting a 30.9% increase in the EBITDA of our mobile communications services segment. This increase was a result of the rapid growth in the number of our mobile customers in Croatia and the increase in the percentage of our contract customers in Austria compared to less profitable prepaid customers. However, Si.mobil, which we have consolidated for the first time in 2001, contributed negatively to this result in 2001.

     We have taken and continue to take measures to reduce our costs and improve our consolidated and total managed EBITDA. We have carried out a number of personnel restructuring measures and cost savings plans in the fixed line segment, including social plans to reduce headcount and are considering other alternatives in order to decrease our operating expenses in the future. Further growth in EBITDA will depend on the positive results of our personnel restructuring measures and cost savings plans.

     The following table shows our earnings before interests and taxes, which we refer to as EBIT, and percentage changes by business segment for the periods indicated.

	2001	2000		2001/2000

	(in EUR millions)			(% change)
EBIT:
Fixed line services(1)	35.0	(283.2)		n.a.
Data communication services	19.4	24.4		(20.5)%
Internet services	(30.0)	(7.3)		311.0
Intersegmental eliminations and Others	(167.9)	(24.3)		590.5

Consolidated EBIT (excluding idle workforce)	(143.5)	(290.3)		(50.6)%

Mobile communications services	303.5	262.1		15.8
Intersegmental eliminations	(2.0)	(0.8	)(2)	n.a.

Total managed EBIT (excluding idle workforce)	158.0	(29.0)		n.a.

Consolidated EBIT (excluding idle workforce)	(143.5)	(290.3)		(50.6)
Idle workforce	(51.9)	(8.9)		483.1
Total consolidated EBIT	(195.4)	(299.2)		(34.7)%

(1)	Excludes the costs of idle workforce

(2)	Includes an adjustment to intersegmental eliminations

     We had a consolidated EBIT (excluding idle workforce) of EUR (143.5) million in 2001 compared to consolidated EBIT (excluding idle workforce) of EUR (290.3) million in 2000. We had a total managed EBIT (excluding idle workforce) of EUR 158.0 million in 2001, compared to EUR (29.0) million in 2000. Our improved total consolidated EBIT (excluding idle workforce) in 2001 was primarily due to our transformation programs and reflects the increase in our total consolidated EBITDA. “Intersegmental eliminations and others” were EUR (167.9) million in 2001 and reflect an impairment charge of EUR 120.0 million and an amortization of EUR 48.5 million for our Czech On Line goodwill. Even though we managed to reduce market share decline in the fixed line segment, the decline continued to impact on the EBIT of 2001.

     The increase in total managed EBIT (excluding idle workforce) was partially offset by a 15.8% increase in the EBIT of our mobile communications segment.

Net loss

     We had a net loss of EUR 104.6 million in 2001 compared to a net loss of EUR 285.6 million in 2000. The net loss of 2000 was affected by the large non recurring expenses related to our transformation program and the write off of our investment in Libro. The improvement of our net loss in 2001 was a result of our reduction in operating expenses, especially in our employee costs and carrier service expenses, and the positive development of our mobile segment which led to higher earnings in affiliates. The positive development was however offset by reduced revenues in the fixed line segment and the negative effect from the impairment as well as amortization of our goodwill in the investment in Czech On Line. In addition, our net income in 2001 included an amount of EUR 51.9 million (up from previously reported EUR 49.9 million) for idle workforce.

Fixed line services

     Fixed line services is our largest business segment and includes mainly the operating activities of Telekom Austria AG and Telekom Austria Personalmanagement GmbH and partly Jet2Web Network Services GmbH, including voice telephony on fixed networks, services for other carriers, equipment sales, certain leased lines and other services.

     The Austrian fixed line voice market, measured in terms of minutes, experienced another slight decrease during 2001 due to migration from fixed line to mobile calls. The ongoing increase in competition in the fixed line market resulted in a loss of our market share in each of the local, national long-distance, fixed-to-mobile and international fixed line markets. In addition, with the increased use of pre-selection of a carrier and unbundling of the local loop, we began to face increasing competition on the local network level. Due to the introduction of our new tariffs, we managed to lessen the average decline of our market share.

     Revenues

     Revenues from our fixed line services segment are derived primarily from the following sources:

•	traffic and access related charges for:

•	local, national long-distance, fixed-to-mobile, international calls and internet dial-up; and

•	initial connection fees, installation fees, monthly rental and other charges;

•	carrier services including interconnection fees paid by other carriers to access our fixed line network and related carrier services;

•	fees paid for leased lines;

•	sales of equipment; and

•	fees from other services, including value-added services, public payphone services, call center services, directory services and other.

     The following table shows revenues from our fixed line services segment and percentage changes for the periods indicated.

	2001	2000	2001/2000

	(in EUR millions)		(% change)
Fixed line operating revenues:
Traffic and access related services	1,234.6	1,461.6	(15.5)%
Carrier services	637.0	618.8	2.9
Leased lines	256.6	227.7	12.7
Equipment	97.7	105.7	(7.5)
Other	230.8	241.1	(4.3)

Total fixed line operating revenues	2,456.7	2,654.8	(7.5)%

     Total fixed line operating revenues decreased by 7.5% in 2001 compared to 2000. This decrease was almost entirely due to increased competition which resulted in market share loss. Competition was accompanied by tariff reductions for traffic related services. The decrease in revenues from traffic and access related services was partially offset by increased revenues from carrier services and leased lines.

     Traffic and access related services

     The following table shows revenues from traffic and access related services and percentage changes for the periods indicated.

	2001	2000	2001/2000

	(in EUR millions)		(% change)
Traffic and access related services:
Traffic revenues	599.1	806.2	(25.7)%
Initial connection and installations fees, monthly rental and other network services	635.5	655.4	(3.0)

Total	1,234.6	1,461.6	(15.5)%

     Traffic revenues decreased by 25.7% to EUR 599.1 million in 2001 from EUR 806.2 million in 2000. About 40% of the decrease was due to tariff reductions, the remainder was due to a decrease in traffic volume and a decline of market share as a result of the ongoing strong competition for fixed network services and to a lesser extent to migration of customers from fixed line to mobile communications in Austria. The possibility of carrier pre-selection for local calls, first made available in 2001, led to further intensified competition. The decrease in traffic revenues was partially offset by an increase in revenues derived from internet dial-up traffic.

     In 2000, we lowered our tariffs for national and international calls. The tariff reductions had primarily an effect on our results in 2001. In addition, in the first half of 2001, we introduced our second-based tariff schemes, TikTak tariffs. The average cost saving for a TikTak customer amounts to about 30% for residential and 35% for business customers. At the end of 2001, the TikTak tariff scheme accounted for 7% of our traffic volume. Through continued acceptance by customers, it will continue to impact future periods. We also reduced rates by about 10% for calls placed to the ConnectOne mobile network, effective March 1, 2001, which contributed to a lesser extent to the decrease in our traffic revenues.

     Total minutes declined by 12.6% in fixed line traffic. The decline was offset by an increase of traffic volume in dial-up internet minutes, as the following table shows:

	Year ended December 31,

	2001	2000	2001/2000

	(in millions of minutes)		(% change)
Fixed line traffic
Local traffic	4,335	6,227	(30.1)%
National long distance traffic	823	1,008	(18.3)
Fixed-to-mobile traffic	830	941	(11.8)
International traffic	476	507	(6.1)
Internet dial-up traffic	4,505	3,872	16.3

Total fixed line traffic (excluding value-added services emergency calls, payphones)	10,969	12,555	(12.6)%

     Revenues from our initial connection and installations fees, monthly rental and other network services decreased by 3.0% to EUR 635.5 million in 2001 from EUR 655.4 million in 2000. Revenues from our initial connection and installations fees, monthly rental and other network services are primarily a function of the number and mix of standard PSTN telephone, ISDN and partly from ADSL access lines and the corresponding initial connection fees and monthly rental charges.

     The following table shows the number of our access lines and channels and percentage changes for the periods indicated. The figures exclude payphones, but include our internal lines and approximately 255,000 lines for qualifying low income persons at December 31, 2001. The service for low income persons, which we have provided for many years, includes free monthly rental and one hour of free local traffic per month. We receive a reimbursement from the federal government for these services. Each of our traditional telephone lines, called PSTN lines, provides one access channel. We also offer lines on new networks that provide up to 30 lines and can be used simultaneously for voice and data transmissions at higher speed than over normal access lines. These networks are called integrated digital service networks, or ISDN. There are two kinds of ISDN lines. Basic ISDN lines provide two access channels each and multi ISDN lines provide 30 access channels each. ADSL lines are included in the figures.

	2001	2000	2001/2000

	(in thousands)		(% change)
Number of fixed lines:
PSTN access lines	2,759.8	2,929.1	(5.8)%
Basic ISDN access lines	398.7	331.9	20.1
Multi ISDN access lines	8.3	8.0	3.8
Total access lines	3,166.9	3,269.0	(3.1)

of which ADSL	100.6	38.5	161.3

Total access channels	3,806.2	3,832.9	(0.7)%

     The total number of access lines decreased by 3.1% in 2001, primarily due to the growth in the mobile communications market and shift to alternative providers such as cable television operators. The decrease in the number of PSTN lines was partially offset by a migration of our customers to our basic ISDN and multi ISDN lines. The number of total access channels in the fixed network declined by about 0.7% in 2001 compared to 2000.

     The decrease in access lines and channels resulted in a decrease in initial connection and installations fees, monthly rental and other network services revenues. However, the decrease was partially offset by the migration to higher priced basic ISDN, multi ISDN lines and to a lesser extent to our new TikTak packages, which offer lower voice tariffs for a slightly higher monthly rental.

     We are required by law to provide initial connection, or installation services, for which we receive revenues. The expenses related to these services exceed revenues, which resulted in a net loss of EUR 0.3 million in 2001 and EUR 11.0 million in 2000 for these services.

     On the basis of interconnection rates fixed by the regulatory authorities, numerous competitors are able to compete with us with minimal or modest investments in network infrastructure. We carried out major tariff reforms in September 1999, June 2000 and throughout 2001 with the introduction of our second-based tariffs in order to meet the ongoing competitive challenge in this market. These tariff reforms contributed significantly to reductions in our traffic-related revenues. We succeeded in partially offsetting the reduction in traffic related revenues by increasing revenues from monthly rental. However, we expect revenues from traffic and access related services to decrease in 2002, but we aim to reinforce our current market position through a new customer-focused structure of our organization. In the first quarter of 2002, our market share for fixed line services based on voice minutes, including internet dial-up declined by approximately 1.1% to 55.1% at March 31, 2002. We expect to keep our market share above 50% in 2002.

     Carrier Services

     Our carrier service business area generates revenues by providing network services to domestic and international carriers. These carrier services consist of termination, origination (or carrier selection) and transit of national traffic and international termination in Austria and abroad, international bandwidth services and internet access.

     In 2001, revenues from carrier service increased slightly by 2.9% to EUR 637.0 million from EUR 618.8 million in 2000. Interconnection revenues rose due to increased activities of our competitors which resulted in a growth in traffic volume. This increase is primarily due to national calls originating and terminating on or in transit over our fixed network. The growth in volume amounted to more than 50%. However, this rising trend was partially offset by further price reductions mandated by the regulatory authorities. The regulatory authority issued a decision, effective April 1, 2001, according to which peak tariffs for access to the local exchange area (regional network level) and the transit level were reduced. Additionally our competitors are using more local exchange areas compared to previous years, which are lower priced. The average revenues per minute therefore fell by about 25%.

     In April 2001, alternative operators started to install direct links among their networks. As a result of these direct links, some calls are no longer routed through our network. In general, there is an increasing trend towards installing more direct links both nationally and internationally. The general rise in interconnection revenues was therefore partly offset by decreasing revenues especially from international calls.

     Included in our revenues from interconnection are fees paid to us by mobilkom austria which decreased by 1.3% in 2001 to EUR 117 million from EUR 119 million in 2000. An increase in revenues due to the rise in the volume of mobile to fixed line calls was offset by a reduction of the above mentioned interconnection fees.

     In 2002, we expect a decrease in our interconnection revenues and costs due to the introduction of direct billing methods by other operators mandated by a decision of the regulatory authority which takes effect in 2002. Previously, if a call originated on the network of an operator went in transit over our network and terminated on the network of another operator, the network operator where the call terminated billed us for terminating the call. We billed the operator where the call originated mainly for the amount charged by the operator where the call terminated.

     As a result of the decision, we expect revenues as well as costs to decline by EUR 100 million in 2002. Furthermore, we believe transit traffic volume will decline as well as a result of increased direct interconnection between other operators. This could have an additional effect of reducing our revenues and costs from interconnection. However, we expect the overall effect these developments will have on our revenues will be offset by reduced costs and will therefore not affect materially our EBITDA or net income.

     Leased lines

     Our leased lines business area generates revenues by leasing fixed lines to customers for their exclusive and dedicated use. Revenues from leased lines increased by 12.7% in 2001 to EUR 256.6 million from EUR 227.7 million in 2000. This growth was partially due to increased demand for higher capacities or bandwidths. In order to keep our market share, leased lines rates were lowered on September 1, 2001. Price changes primarily affect inner — city areas and transmission speeds of 2Mbit/s, 34Mbit/s and 155Mbit/s and mean reductions of up to 43%. The average price reduction was 3.6% for all leased lines. Due to reductions in discounts with our subsidiary Datakom the fixed line services segment realized about EUR 26 million additional revenues in 2001.

     Equipment

     We generate revenues from sales of telecommunications equipment, including residential and mobile telephone equipment and systems for business customers, and by providing related post-sale maintenance and services. Revenues from equipment sales decreased by 7.5% in 2001 to EUR 97.7 million from EUR 105.7 million in 2000. Reduced sales quantities of equipment as well as declining demand for maintenance and services resulted in a decrease in revenues. The decline was partly offset by revenues from sales of our equipment for use on customer premises, such as for private branch exchanges.

     Other

     This category primarily includes value-added services, public payphone services, call center services, directory services and some other services. Revenues decreased 4.3% to EUR 230.8 million in 2001 from EUR 241.1 million in 2000. The decrease was mainly due to reduced revenues from public payphones, which have become less popular due to the increasing use of mobile phones. The decrease was offset by revenues from directory services. Directory service revenues increased due to new pricing introduced on September 1, 2000 and impacted all of 2001.

     Operating expenses

     The following table shows operating expenses of our fixed line services segment and percentage changes for the periods indicated.

	2001	2000	2001/2000

	(in EUR millions)		(% change)
Fixed line operating expenses:
Materials	66.5	87.9	(24.3)%
Employee costs, including benefits and taxes	505.5	799.1	(36.7)
Depreciation and amortization	836.0	856.7	(2.4)
Carrier services	568.1	654.3	(13.2)
Repairs	129.7	126.0	2.9
Services received	24.3	24.0	1.4
Other operating expenses	291.6	390.0	(25.2)

Total fixed line operating expenses	2,421.7	2,938.0	(17.6)%

     Materials

     Materials consist mainly of expenses for spare parts, cables and supplies for our network and merchandise we sell to our customers. Materials in the fixed network business segment decreased by 24.3% in 2001 to EUR 66.5 million from EUR 87.9 million in 2000. About half of this decrease was due to reduced expenses for spare parts, cables and supplies which was supported by the centralization of the logistic centers. The remainder can be attributed to lower expenses for merchandise.

     Employee costs, including benefits and taxes

     Employee costs including benefits and taxes in our fixed line services segment decreased by 36.8% in 2001 to EUR 505.5 million from EUR 800.4 million in 2000. Our personnel expenses in 2000 reflect the accruals for our voluntary retirement incentive programs described in the following paragraph. For the fixed line segment, costs related to the voluntary retirement incentive programs were EUR 248.4 million in 2000 compared to a release of accruals of EUR 2.2 million in 2001. The shift in 2001 was mainly due to an amendment to statutory provisions late in the year that clarified the components included in the base salaries of employees who accept voluntary retirement incentive programs that changed the basis of our assumptions for making accruals for payments under the programs. As a result, we reversed a portion of the accruals established in 2000. In addition, a number of employees who had previously accepted voluntary retirement instead retired for health reasons. The retirement benefits for these individuals are covered by governmental retirement plans and we are released from our obligation. As these amounts were lower than estimated last year by management, this also resulted in a partial release of the accrual. For more information, see note 15 to our consolidated financial statements included elsewhere in this report.

     From 1997 to 2000, we offered voluntary retirement incentive programs to eligible employees. We establish provisions for expenses related to these programs, which are reflected on our balance sheet. At December 31, 2001, 2,527 employees were covered by our social plan provisions. The following table sets forth our provisions for these programs for the periods indicated.

Voluntary retirement
incentive programs

(in EUR millions)
Social plan provisions
Balance at December 31, 1998	132.9
New charges to employee costs	85.4
Cash payments	(51.4)

Balance at December 31, 1999	166.9
New charges to employee costs	253.2
Cash payments	(62.0)

Balance at December 31, 2000	358.1
New charges to employee costs	(2.4)
Cash payments	(68.5)

Balance at December 31, 2001	287.3

     We recognize an obligation for voluntary termination benefits when the eligible employee accepts the offer. We estimate future new charges to employee costs and future cash payments based on actuarial assumptions, including assumptions for the discount rate, rate of compensation increase and rate of increase of pensions. For future periods, we estimate an annual increase of compensation and pensions of 2.5% and we use a 4.5% discount rate. We based our actuarial assumptions on current compensation levels and on the level of wage increases for civil servants as set by law. If our actuarial assumptions are incorrect, our actual new charges to employee costs and cash payments may be different.

     Apart from interest expenses related to our early retirement programs, we expect to incur additional costs due to our retraining programs and voluntary severance payments such as golden handshakes as part of our headcount reduction plan which is included in our transformation program. In 2001 the total costs for severance payments amounted to EUR 29 million and in 2000 to about EUR 8 million. We expect costs for voluntary severance in connection with our transformation programs of EUR 38 million in 2002 and EUR 23 million in 2003.

     In 2001, approximately 95% of the costs for voluntary severance payments were part of idle workforce related expenses. These expenses include salaries from idle employees and are excluded from the fixed line segment’s expenses, EBITDA or EBIT. Since these costs cannot be controlled by segment heads they are not allocated to the fixed line segment or any other segment. In 2002, costs for employees who were on medical leave and had applied for early retirement as a result of medical disability are included in the costs for idle workforce. This change in the definition of idle workforce resulted in the reclassification of prior-year costs of idle workforce from EUR 49.9 million to EUR 52.0 million and from EUR 7.6 million to EUR 8.9 million after reclassification in 2001 and 2000, respectively.

     The average number of employees in the fixed segment decreased by 15.8% or 2,358 employees in 2001 as a result of the improved efficiency due to our transformation program. In 2001 we reduced the headcount by 2,746 full time equivalent employees. In January 2002, we reduced our headcount by an additional 224 full time equivalent employees. Including these reductions, we expect to reduce our headcount by about 1,400 in 2002 and about 600 in 2003. We expect savings in our employee costs in the mid-term as a result of the reduction in our personnel. Our estimated savings may vary, however, with the number of personnel who actually take part in one of our plans.

     For more information about our relationship with employees, see “Directors, Senior Management and Employees — Relationship with employees”.

     Depreciation and amortization

     Depreciation and amortization in our fixed line services segment decreased by 2.4% to EUR 836.0 million in 2001 from EUR 856.7 million in 2000 as a result of our efforts to cut capital expenditures relating to our fixed line network. In 2000, depreciation and amortization expenses reached a high due to the previous completion of the digitalization of our switched network.

     As part of our transformation program, we are concentrating our offices in fewer locations. Over time, we expect this to lead to cost savings. However, as a result of our locations’ concentration program, we recorded a depreciation of buildings totaling EUR 17.4 million in 2001 as we will no longer use these buildings and we are in the process of selling them.

     Carrier services

     Interconnection fees paid by our fixed line segment decreased by 13.2% in 2001 to EUR 568.1 from EUR 654.3 in 2000. The decrease was mainly a result of a reduction in the outgoing international fixed and mobile traffic and the corresponding prices. The costs for international outgoing traffic amounted to 25% of the total costs. Although national terminating traffic increased due to market share gains by our competitors, the costs remained stable due to lower prices set by the regulatory authority.

     For calls between our fixed line network and mobilkom austria’s network, interconnection fees to mobilkom austria decreased by 4.8% in 2001 to EUR 188.3 million from EUR 197.7 million in 2000, mainly due to tariff changes, set by the regulatory authorities. Effective from August 1, 2001, fees for calls terminating on the mobilkom austria network were reduced by about 10% to EUR 0.124 whereas fees for calls terminating on other mobile operators’ networks remained unchanged, ranging from EUR 0.139 to EUR 0.196.

     Repairs

     Repairs increased slightly by 2.9% to EUR 129.7 million in 2001 from EUR 126.0 million in 2000. The increase was due to higher repair and maintenance charges especially for telecom equipment and data processing equipment.

     Other operating expenses

     Other operating expenses include expenses such as energy, rental, marketing, consulting, training and advertising expenses. Other operating expenses in the fixed network business segment decreased by 25.2% in 2001 to EUR 291.6 million from EUR 390.0 million in 2000. This was mainly due to lower consulting and legal fees and to a lesser extent due to decreasing travel, training, marketing and advertising expenses.

Mobile communications services

     The total number of subscribers in the mobile business segment grew by 19.2% until the end of 2001, compared to year-end 2000. At the end of 2001 we had about 4 million subscribers in our mobile business segment. Due to a high penetration rate of 82.2% in the Austrian market at the end of the year 2001, subscriber growth is coming almost exclusively from the international business which contributed 28% of the subscriber base as of December 31, 2001, up from 16% as of December 31, 2000.

     Although the total number of our mobile customers in Austria increased by 1.6% or about 45,600 during 2001, our market share decreased from 44.8% at the end of 2000 to 42.9% at December 31, 2001. The decrease in market share was due primarily to strong competition in the mobile communications market in Austria. We expect to lose market share in the future due to the entering of a fifth operator in the Austrian market in the second half of 2002 and due to a deactivation of inactive prepaid subscribers.

     During 2001 the number of contract customers of mobilkom austria increased by 7.7%, whereas the number of prepaid subscribers declined by 3.9% primarily as a result of the deactivation of inactive subscribers.

mobilkom austria’s subsidiary VIPnet, a digital mobile operator in Croatia added about 324,400 customers in the year 2001. Penetration rate in Croatia amounted to 38.9% at the end of 2001, with VIPnet holding the market leadership with a total market share of 48.7%. mobilkom austria’s subsidiary Si.mobil, a digital mobile operator in Slovenia added about 139,600 customers in the year 2001. Si.mobil was acquired in February 2001, and contributed for the first time revenues to our mobile segment. Penetration in Slovenia reached a level of 64.9% at the end of 2001 with Si.mobil holding a total market share of 20.8%.

     Revenues

     Our mobile communications services segment generates revenues through mobilkom austria and its subsidiaries from operations of our digital and analog mobile networks and our paging network. We disconnected our analog mobile network in February 2002. The revenues mainly include traffic charges, monthly rental charges, equipment sales and roaming and interconnection fees. We expect revenues from our mobile communications services segment to continue to grow due to increased revenues from our subsidiaries, primarily from the potential of market growth in Croatia and Slovenia. In spite of a slow-down of the overall subscriber growth, we expect to increase the profitability of the mobile business segment as a result of our focus on improving the quality of the subscriber base. During 2001, we managed to slow-down the decline of our market-share.

     The following table shows revenues from our mobile communications services segment and percentage changes for the periods indicated.

	2001	2000	2001/2000

	(in EUR millions)		(% change)
Mobile communications operating revenues:
Traffic revenues	853.3	721.3	18.3%
Monthly rental	252.1	245.8	2.6
Interconnection	274.3	234.7	16.9
Equipment	181.0	187.5	(3.5)
Roaming	147.8	113.7	30.0
Other	26.9	21.3	26.1
Discounts	(22.2)	(23.3)	(4.2)

Total mobile communications operating revenues	1,713.2	1,501.0	14.1%

     Our operating revenues from our mobile communications services segment increased by 14.1% in 2001 to EUR 1,713.2 million from EUR 1,501.0 million in 2000, with 84% generated by the Austrian business.

     Traffic revenues

     Traffic revenues depend on the total number of customers, traffic volume, mix of prepaid and contract customers and tariffs. Traffic revenues increased by 18.3% in 2001 to EUR 853.3 million from EUR 721.3 million in 2000. This growth was primarily a result of the 61.0% increase in the subscriber base of VIPnet and the 1.6% increase in the subscriber base of mobilkom austria. The acquisition of Si.mobil also contributed to the increase in the total subscriber base. Compared to 2000, prices did not change significantly. The increase in revenues reflects the growth in the subscriber base. The following table shows the number of customers of our mobile communications services segment and percentage changes for the periods indicated.

	2001	2000	2001/2000

	(in thousands)		(% change)
Mobile communications customers:
Austrian analog mobile network “D”	73.3	163.5	(55.2)%
Austrian digital mobile network “A1”	2,776.7	2,640.8	5.1
Croatian digital mobile network “VIP”	855.7	531.4	61.0
Slovenian digital network “Si.mobil”	269.6	—	n.a.
Liechtenstein digital network “FL1”	1.3	0.2	550.0

Total customers	3,976.5	3,335.9	19.2%

     The growth in our mobile communications customer base resulted primarily from the increase in the number of customers for our digital services, mainly driven by VIPnet and partially by mobilkom austria and Si.mobil. When we acquired Si.mobil in February 2001, Si.mobil had about 150.000 customers.

     Most of the increase in traffic revenues for 2001 compared to 2000 was a result of an increase in revenues from our contract customers. In Austria the number of our contract customers increased by 7.7% in 2001. The rise in the number of contract customers was mainly due to the acceptance of the “Start 99” and “Xcite 99” tariffs. The number of our prepaid customers decreased by 3.9%, partly due to the deactivation of inactive prepaid subscribers. Growth in the number of contract customers resulted in an increase in the average revenue per customer.

     In our international mobile business both prepaid and contract subscribers showed a significant growth, primarily due to the acquisition of Si.mobil in February 2001 and due to the strong growth in the number of VIPnet customers.

     Monthly rental

     We generate revenues from monthly rental fees paid by our contract customers for access to our mobile communications network. Revenues from monthly rentals increased by 2.6% in 2001 to EUR 252.1 million from EUR 245.8 million in 2000. Revenues from monthly rental did not increase as much as the subscriber base grew due to the decline of the average monthly rental fee per customer as a result of the acceptance of our low monthly rental tariffs such as “Start 99” and “Xcite 99.”

     Interconnection

     Interconnection fees are generated when a call originating from a fixed line or other mobile operator terminates or originates on one of our mobile networks or if a call to e.g. service numbers — such as toll free — originates from one of our networks. Our mobile communications segment generates interconnection revenues primarily from interconnection fees from our fixed line segment as well as from other fixed and mobile operators for calls terminating on our mobile networks. Our interconnection revenues increased by 16.9% in 2001 to EUR 274.3 million from EUR 234.7 million in 2000. Interconnection revenues rose in line with traffic revenues. This increase was due to a rise in calls from other networks terminating on our mobile networks and rising traffic volumes in Croatia. The recent decision by the regulatory authority issued on November 5, 2001, to decrease fixed-to-mobile rates from EUR 0.125 to EUR 0.1125 beginning April 1, 2002 will have an impact on interconnection revenues from that date on.

     Equipment

     We generate revenues from customer equipment primarily from sales of mobile phones to our customers. Revenues from equipment decreased by 3.5% in 2001 to EUR 181.0 million from EUR 187.5 million in 2000, primarily due to lower sales in Austria as a result of market saturation.

     Roaming

     Roaming fees are generated when our mobile network carries a call made by a customer of another international mobile operator. Revenues from roaming fees increased by 30.0% in 2001 to EUR 147.8 million from EUR 113.7 million in 2000. The growth in roaming revenues was not only a result of the tariff-changes in Austria, but also due to the strong summer tourism in Croatia and Slovenia. VIPnet increased its revenues by about 18% compared to the prior year and the first consolidation of Si.mobil contributed roaming revenues of approximately 4%.

     Other

     This category includes revenues from one-time charges like initial connection fees and collection services such as fees for transfer payments. Revenues increased by 26.1% in 2001 to EUR 26.9 million from EUR 21.3 million in 2000 in part as a result from higher collection revenues and increasing revenues from sharing of our antennae masts with other mobile operators.

     Discounts

     Discounts showed a decrease of 4.2% in 2001 to EUR 22.2 million compared to EUR 23.3 million in 2000. These discounts include provisions for customer loyalty programs at mobilkom austria, VIPnet and Si.mobil.

     Even though we observed a decreasing trend in Austria, the start of the loyalty program in VIPnet offset this trend.

     Operating expenses

     The following table shows operating expenses from our mobile communications segment and percentage changes for the periods indicated.

	2001	2000	2001/2000

	(in EUR millions)		(% change)
Mobile communications operating expenses:
Materials	250.7	302.9	(17.2)%
Employee costs, including benefits and taxes	134.5	98.1	37.1
Depreciation and amortization	267.8	174.4	53.5
Interconnection	169.2	148.4	14.0
Repairs	39.9	27.6	44.6
Services received	210.2	181.6	15.7
Other operating expenses	337.3	305.8	10.3

Total mobile communications operating expenses	1,409.6	1,238.9	13.8%

     Materials

     Materials in the mobile communications services segment decreased by 17.2% in 2001 to EUR 250.7 million from EUR 302.9 million in 2000. This decrease fell in line with a decline in equipment revenues in this business segment over the same time period considering lower subsidies for handsets in the prepaid segment compared to the previous year. The overall decrease was partially offset by an increase of materials in our international business through sales of prepaid packages and handsets.

     Employee costs, including benefits and taxes

     Employee costs, including benefits and taxes increased by 37.1% in 2001 to EUR 134.5 million from EUR 98.1 million in 2000 due to headcount growth to support the higher number of our mobile customers. The average headcount increased by 29.0% for the entire mobile segment, including for the first time Si.mobil with 271 employees. In addition, in Austria, we had a general salary increase for employees of 2.4%, combined with a minimum payment of EUR 43.6 for low level salaries and higher provisions for not consumed vacation.

     Depreciation and amortization

     Depreciation and amortization expenses increased by 53.5% in 2001 to EUR 267.8 million from EUR 174.4 million in 2000. This increase was due to growing network-related capital expenditure in the past. In Austria, the main reason for the increase is capital expenditure to improve quality of mobile transmissions. Due to the disconnection of our analog network on February 28, 2002 an additional write-off for the analog network equipment was made, which amounted to EUR 10.7 million in 2001. In Croatia and Slovenia capital expenditure increased to support the larger customer base in those countries. Depreciation and amortization expenses also include EUR 30.8 million of goodwill amortization of Si.mobil.

     We expect depreciation and amortization expenses to increase in 2003 and 2004 mainly as a result of the usage of a new UMTS network, for which we acquired licenses in November 2000. Additionally we will invest more in our network abroad in 2002 which will bring about higher depreciation and amortization expenses as a consequence. However, as a result of the new accounting pronouncements goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment. For further information regarding our capital expenditures, see “— Liquidity and capital resources — Capital expenditures”.

     Interconnection

     Interconnection fees increased by 14.0% in 2001 to EUR 169.2 million from EUR 148.4 million in 2000. The increase was a result of more value-added services calls and a higher interconnection volume, mostly to other mobile networks. The increase in interconnection traffic from mobilkom austria was offset by a reduction of the termination fees mandated by the regulatory authority and due to our lowering of the price of international traffic. The increase was also supported by the rise in interconnection traffic in VIPnet and by taking Si.mobil into account.

     Repairs

     Repairs increased by 44.6% in 2001 to EUR 39.9 million from EUR 27.6 million in 2000 primarily due to service agreements for software, maintenance of data processing equipment and software adaptations mainly at mobilkom austria and to a lesser extent at VIPnet and Si.mobil.

     Services received

     Services received increased by 15.7% in 2001 to EUR 210.2 million from EUR 181.6 million in 2000 partly due to an increase in roaming fees paid to international mobile operators, leased lines expenses and postage fees.

     Other operating expenses

     Other operating expenses in the mobile communications business segment increased by 10.3% in 2001 to EUR 337.3 million from EUR 305.8 million in 2000. This increase was mostly due to marketing costs in order to defend our market share and, to a lesser extent to an increase in rental expenses.

Data communications services

     The market for data communications in Austria has been open to competition for several years and has experienced strong growth and intense price competition in that time. We have increased our sales in the data communications services segment with a broad portfolio of high quality services and tailored systems solutions. The data communications segment maintains a dominant position in the Austrian market for data services.

     We are transforming our data communications services segment into our group’s solution provider. We believe this will secure more profitable business in the future by expanding the services we offer.

     Our fixed line services segment leases lines to the data communications services segment. The data communications segment receives cash discounts from the fixed line segment for the usage of these lines. Due to a change in our group’s cost allocation strategy, these cash discounts were reduced beginning in 2001. This increased the data communications services segment’s costs and reduced its EBITDA by about EUR 26 million in 2001.

     Revenues

     The main sources of revenues from our data communications services segment are fees for the leasing of lines, enhanced data transfer services and corporate networks products. In 2001, about 20% of the revenues were for corporate network services provided to mobilkom austria for its own use.

     Revenues from our data communications segment increased by 5.6% to EUR 330.2 million in 2001 from EUR 312.8 million in 2000. The growth was primarily due to increased revenues from our corporate networks services and, to a lesser extent, due to an increase in revenues from our Datacash product, a solution for cashless payment. The rise in corporate networks revenues was mainly driven by the enlargement of our service portfolio and the acquisition of new customers which resulted in a 60% increase in the subscriber base. These increases more than compensated for generally strong price competition for data services in Austria.

     We expect additional revenues from new products and services, including Application Service Providing (ASP) enabling and strategic partnerships in the IT solution business.

     Operating expenses

     The following table shows operating expenses from our data communications services segment and percentage changes for the periods indicated.

	2001	2000	2001/2000

	(in EUR millions)		(% change)
Data communications operating expenses:
Materials	11.4	15.5	(26.5)%
Employee costs, including benefits and taxes	48.2	52.3	(7.9)
Depreciation and amortization	35.3	33.0	7.0
Other operating expenses	215.9	187.5	15.1

Total data communications operating expenses	310.8	288.4	7.8%

     Materials

     Materials in the data communications business segment decreased by 26.5% to EUR 11.4 million in 2001 from EUR 15.5 million in 2000. The decrease was almost entirely due to decreased sales of customer premises equipment and resulting in lower material usage.

     Employee costs, including benefits and taxes

     Employee costs decreased by 7.9% to EUR 48.2 million in 2001 from EUR 52.3 million in 2000 as a result of headcount reduction. This decrease was partly offset by a general salary increase for employees of 2.4% at year end 2000. Required social security contributions and bonus, welfare and pension payments rose in line with wages.

     Depreciation and amortization

     Depreciation and amortization increased slightly by 7.0% in 2001 to EUR 35.3 million from EUR 33.0 million in 2000 as a result of higher capital expenditure in previous years for routing equipment for corporate networks.

     Other operating expenses

     Other operating expenses in the data communications business segment increased by 15.1% in 2001 to EUR 215.9 million from EUR 187.5 million in 2000, primarily due to increased costs of services received and maintenance. The data communications segment receives cash discounts from the fixed line segment for the usage of these lines. Due to a change in our group’s cost allocation strategy, these cash discounts were reduced beginning in 2001. This resulted in the increase in costs for services received. Though our data communications segment receives some services from third parties, most of the fees comprising services received are payable to Telekom Austria and are eliminated upon consolidation.

Internet

     Operating revenues of this segment increased by 62.8% to EUR 99.5 million in 2001 from EUR 61.1 million in 2000. This increase is due to the increase in the subscriber base mainly in Austria. The subscriber base in Austria increased from 293,400 at the beginning of 2001 to 666,400 at the end of 2001. ADSL-subscribers, also included in these figures, nearly tripled in the same period. Additionally, we acquired about 70,000 customers from Libro’s subsidiary, Lion.cc, an Austrian internet provider and additional 31,000 customers from other Austrian service providers. The increase in revenues did not follow the increase in the subscriber base due to lower average revenues per user. About 10% of the revenues in 2001 derived from Czech On Line, an internet service provider in the Czech Republic, which we acquired in 2000. As the acquisition was made in mid 2000, last year’s results only include the period from July to December.

     Operating expenses increased by 89.4% to EUR 129.5 million in 2001 from EUR 68.4 million in 2000, primarily as a result of costs incurred in connection with the expansion of our internet activities. The costs include network usage costs and marketing and advertising expenses. Network usage costs increased in line with traffic volume. The strong growth of the internet segment was also supported by higher marketing and advertising activities and resulted in higher marketing related costs. In addition we launched new portals and e-business solutions which, in combination with subscriber growth, required us to increase our headcount to 302 in 2001 from 145 in 2000. Depreciation and amortization increased as a result of higher capital expenditure for server, portal and ISP infrastructure.

Other income (expense)

     Other income (expense) consists mainly of interest income and expense, gains and losses from foreign currency exchanges and income and losses from retirement of assets. Other expenses increased to EUR 199.6 million in 2001 from EUR 198.0 million in 2000, primarily due to the retirement of assets.

Taxation, equity in earnings of affiliates and extraordinary items

     Income tax benefit (expense)

     Austrian stock corporations are generally subject to corporate income tax of 34% of their taxable income. Our tax position showed in 2001 a tax benefit of EUR 94.9 million resulting mainly from a loss incurred. In 2000 the tax position showed also a tax benefit mainly resulting from the loss in our fixed line business segment.

     In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not we will realize all the benefits of these deductible differences.

     As a consequence of becoming a non-taxable entity, mobilkom austria wrote off the net deferred tax assets relating to mobilkom austria by charging income tax expense in 2001. The Company’s share of this write-off is recorded by a charge to income tax expense. This charge has been effectively offset by us now recording the net deferred tax assets relating to mobilkom austria, resulting in an equal credit in income tax expense.

     Equity in earnings of affiliates

     Equity in earnings of affiliates increased in 2001 to EUR 195.5 million from EUR 36.3 million in 2000. The increase in 2001 relates to an increase in mobilkom austria group’s net income and therefore in an increase in equity in earnings of affiliates. Additionally the change in tax status of mobilkom austria resulted in reporting our share in mobilkom austria group’s income on a pretax basis.

     In 2000, we wrote off our investment in Libro of EUR 90.5 million. In July 2001, we sold our share in Libro for a symbolic purchase price of one Austrian schilling.

     Extraordinary loss, net of tax

     Our extraordinary loss was EUR 3.5 million in 2000 and related to our contribution of EUR 5.2 million to the Austrian fund set up by the Federal Republic of Austria to compensate forced laborers between 1938 and 1945.

     In 2001, no extraordinary item was reported.

LIQUIDITY AND CAPITAL RESOURCES

     Because we manage the liquidity for all our business segments on a total group basis and allocate the capital resources of all our business segments, we discuss our total group liquidity and capital resources. In addition, one of our consolidated subsidiaries, Telekom Finanzmanagement GmbH, provides treasury services for us and, until December 29, 2000, for subsidiaries of ÖIAG.

     Over the past years, we have principally met our financing needs out of cash flow from operating activities. In particular, we have met our working capital needs and most capital expenditure requirements through the use of internally generated funds.

     The following table shows information regarding our consolidated cash flows for the periods indicated. The figures do not include cash flows generated in mobilkom austria group prior to consolidation except for dividends received in the first half of 2002, in 2001 and 2000 of EUR 90.7 million, EUR 199.3 million and EUR 65.9 million, respectively. The figures for 2002 reflect the consolidation of mobilkom austria group beginning June 28, 2002, and are therefore not directly comparable with previous years.

	2002	2001	2000

	(in EUR millions)
Cash flow:
Cash generated from operations	1,171.4	842.4	1,007.7
Cash used in investing activities	(1,176.0)	(453.2)	(893.7)
Cash generated (used) in financing activities	1.8	(380.7)	(476.5)
Effect of exchange rate changes	3.7	0.1	0.2

Net increase (decrease) in cash and cash equivalents	0.9	8.7	(362.4)

Cash and cash equivalents at the beginning of the period	26.4	17.7	380.1
Cash and cash equivalents at the end of the period	27.3	26.4	17.7

     Our primary source of liquidity is cash generated from operations which increased by EUR 329.0 million to EUR 1,171.4 million in 2002 compared to EUR 842.4 million in 2001. In the second half of 2002 cash generated from operations of mobilkom austria group in the amount of EUR 360.0 million is included in the cash generated from operations of Telekom Austria due to the consolidation of mobilkom austria group beginning June 28, 2002. A reduction of accounts receivable by EUR 175.5 million in 2002, primarily due to an asset-backed securitization program implemented on January 16, 2002, contributed positively to our cash generated from operations. For further details see “off-balance sheet transactions”. Accounts payable and accrued liabilities increased by EUR 14.9 million in 2002 compared to 2001 and led to a lower outflow of cash. These positive effects were, however, partially offset by cash payments for voluntary retirement incentive programs and golden handshakes of EUR 102.6 million. We expect further measures related to the reduction of headcount to result in additional payments for retirement of employees as well as payments for re-training. These payments will be made through 2009 and will reduce our cash generated from operations.

     Cash used in investing activities increased by EUR 722.8 million to EUR 1,176.0 million in 2002 from EUR 453.2 million in 2001. The increase in cash used in investing activities in 2002 is primarily a result of the purchase price of EUR 693.1 million for the 25.001% stake in mobilkom austria. In addition, cash used in investing activities of mobilkom austria group in the amount of EUR 213.3 million for the second half of 2002, comprising mainly capital expenditures, is included in the cash flow of Telekom Austria. These effects were, however, partially offset by a further reduction of capital expenditures of EUR 108.3 million to EUR 340.7 million in 2002 compared to EUR 449.0 million in 2001 in our fixed line, data communications and internet services segments. For information regarding our capital expenditures, see “— Capital expenditures”.

     Cash generated from financing activities was EUR 1.8 million in 2002, compared with cash used in financing activities of EUR 380.7 million and EUR 476.5 million in 2001 and 2000, respectively. In the first half of 2002 we received cash of EUR 114.9 million from mobilkom austria group, EUR 80.1 million thereof resulting from deposits of mobilkom austria at Telekom Finanzmanagement GmbH. The remaining EUR 34.9 million result from redemption of loans granted to mobilkom austria by Telekom Austria. We incurred long-term and short-term debt of EUR 365.8 million, mainly to finance the purchase price for the 25.001% stake in mobilkom austria. In addition to the effects described above we were able to pay back long-term debt of EUR 479.0 million, primarily in the second half of 2002. To a lesser extent, the shift in financing activities in the years 2002 and 2001 was due to the absence of dividend payments, which totaled EUR 140.5 million in 2000.

     As supplementary information we also present the cash flows of mobilkom austria group that are, as described above, partially included in the cash flows from our total group due to the consolidation beginning June 28, 2002.

	Six months ended

	December 31,	June 30,
	2002	2002	2002 total	2001	2000

	(in EUR millions)
Cash flow of mobilkom austria group:
Cash generated from operations	360.0	360.7	720.7	683.0	388.0
Cash used in investing activities	(213.3)	(152.1)	(365.4)	(574.0)	(529.8)
Cash used in financing activities	(160.5)	(110.4)	(270.9)	(134.8)	107.2
Effect of exchange rate changes	3.8	2.4	6.2	(2.3)	(0.9)

Net increase (decrease) in cash and cash equivalents	(10.0)	100.6	90.6	(28.1)	(35.5)

     Mainly as a result of an increase in net income of EUR 181.1 million to EUR 312.9 million in 2002, cash generated from operations of mobilkom austria group increased to EUR 720.7 in 2002 compared with EUR 683.0 million in 2001. The primary drivers of the increase in cash generated from operations were increased revenues. The reduction of other assets and the increase of accrued liabilities in 2002 compared to 2001 led to a lower outflow of cash. In addition, a reduction of accounts receivable, due to an asset-backed securitization program implemented on January 16, 2002, contributed EUR 10.1 million to cash generated from operations.

     In 2002 the total amount of capital expenditures of mobilkom austria group has been reduced. The high amount of cash used in investing activities in 2001 was primarily due to the extension of the network and to the acquisition of Si.mobil and in 2000 mainly caused by the purchase of UMTS licenses in Austria.

     Cash used in financing activities of mobilkom austria group is mainly driven by dividends paid. In 2002 mobilkom austria group reported dividends paid to Telekom Austria of EUR 240.2 million. EUR 149.5 million thereof correspond to the second half of 2002 and are eliminated as a result of the consolidation of mobilkom austria group beginning June 28, 2002.

     In the first half of 2002 mobilkom austria deposited EUR 80.1 million at Telekom Finanzmanagement GmbH, a company fully consolidated within Telekom Austria group. The deposit is reported as cash and cash equivalents in the cash flow of mobilkom austria group, but is also included in cash generated from financing activities of Telekom Austria.

Funding sources

     Our principal sources of external funding are borrowing directly from the Austrian and international money and debt markets. As of December 31, 2002, we had a committed line of credit of EUR 200 million, of which EUR 100 million were drawn. To enhance our access to liquidity we increased our committed lines to EUR 650 million in the first quarter of 2003, of which none were drawn at the end of the first quarter 2003. The purchase price of EUR 693.1 million for the 25.001% stake in mobilkom austria was initially financed through short-term money market facilities provided by our banks.

     Furthermore we intend to finalize a rating review by international rating agencies. In order to increase our flexibility and give us access to international debt capital markets we contemplate the establishment of an Euro Medium Term Note Program, an instrument that allows for easy and repeated bond issuance with standard documentation.

     In December 2001 we entered into a USD 250 million U.S. cross-border lease over digital switching equipment. The cash benefit of this transaction totaled EUR 14.5 million.

     In order to diversify our short-term funding sources we implemented an asset-backed securitization program in January 2002. Under the terms of the program Telekom Austria and mobilkom austria are entitled to fund up to EUR 290 million. For more information, see “— Off-balance sheet transactions”.

     In March 2001 VIPnet increased its senior debt facility to EUR 170 million, up from previously EUR 120 million. In December 2002 this senior debt facility was restructured to improve terms and conditions of the financing. VIPnet entered into a syndicated loan of EUR 150.0 million of which EUR 96.2 million were drawn as of December 31, 2002. The loan was used for the refinancing of the loans to VIPnet and becomes due between 2003 and 2008. It incurred interest of three month EURIBOR plus margin, depending on operating performance and indebtedness and 0.375% commitment fees.

     As it is common with telecommunications companies, we typically carry current liabilities in excess of current assets. Total current liabilities exceeded total current assets by EUR 1,665.7 million in 2002 compared to EUR 840.9 million in 2001 primarily due to short-term financing activities, including repayment of debt.

     As of December 31, 2002, we had EUR 3,281.8 million in outstanding debt. Our debt incurred prior to May 1996 is guaranteed by the Federal Republic of Austria. Debt incurred thereafter is not guaranteed by the Federal Republic of Austria. At December 31, 2002, EUR 1,751.3 million of our EUR 2,538.9 million total long-term debt was covered by such guarantees. In 2002, in line with the general downward trend of interest rates our borrowing cost decreased slightly. We believe that our cash flow from operations, together with the liquidity available to us on the capital markets, will be sufficient to cover our capital expenditure needs in the future. We expect to finance our planned investments and headcount reduction costs from cash flow from operations and through third party indebtedness.

     As an additional source of liquidity, we are currently evaluating the possibility of disposing of portions of our real estate.

Capital expenditures

     The following table shows the investments in property, plant and equipment, excluding interest capitalized, on a total group basis by segment for the periods indicated.

	2002	2001	2000

	(in EUR millions)
Capital expenditures:
Fixed line services	307.5	397.5	545.5
Data communications services	19.9	31.5	34.6
Internet Services	13.3	20.0	14.6
Mobile communications services	321.7	363.2	323.1

Total capital expenditures	662.4	812.2	917.7

     Our total investments in property, plant and equipment decreased by 18.4% in 2002 to EUR 662.4 million from EUR 812.2 million in 2001 after having decreased by 11.5% in 2001 from EUR 917.7 million in 2000. In the business segments fixed line, data communications and internet we reduced our capital expenditures by a combined 24.1% to EUR 340.7 million in 2002 compared to EUR 449.0 million in 2001. The decrease was mainly driven by the fixed line segment, with reduced levels of spending on access voice telephony equipment and operating systems. We focused our fixed line investment activity on broadband technology (ADSL) and demand-related capacity adjustments in the main communications networks. The network for data communications was extended to provide leased line and packet switched services.

     Capital expenditures in our mobile communications services segment fell by 11.4% to EUR 321.7 million in 2002 compared to EUR 363.2 million in 2001 but still account for 49% of fixed asset additions in 2002. Spending was triggered by further expansion of capacity in Austria and growth in Slovenia and Croatia. By the end of 2002 we spent a total of EUR 70 million on infrastructure and network planning. We expect that the costs of the build out will amount up to EUR 640 million in total by the end of 2010.

     We anticipate our capital expenditures in property, plant and equipment and intangible assets to be EUR 660 million in the financial year 2003.

     We believe that investments for property, plant and equipment for the financial years 2003 and 2004 will principally be used to:

•	develop a UMTS infrastructure and assure sufficient capacity for mobile networks;

•	extend the broadband access and broadband backbone network infrastructure;

•	establish the multi-service-data-network; and

•	improve our information technology capabilities.

Net debt

     The following table shows the development of net debt. Lower capital expenditures led to a further reduction of net debt to EUR 3,204.2 million in 2002.

	2002	2001	2000

	(in EUR millions)
Net debt of Telekom Austria (1)	3,204.2	3,282.1	3,420.3

(1)	Net debt includes long-term debt, capital lease obligations and short-term debt net of current portion of lease obligations reduced by cash and cash equivalents, short-term investments as well as financial instruments, included in other assets in the amount of EUR 38.7 million as of December 31, 2002. Net debt is shown without cross-border lease obligations as these are covered by other assets.

     We were able to slightly reduce our total net debt to EUR 3,204.2 million as of December 31, 2002 from EUR 3,282.1 million in 2001. This positive development was achieved in spite of the incurrence of short-term debt to finance the purchase price of EUR 693.1 million for the 25.001% stake in mobilkom austria. Without these liabilities, net debt would have fallen to EUR 2,511.1 million at year-end 2002.

     The development of net debt includes the impact of the sale of receivables to a Qualifying Special Purpose Entity which is not related to Telekom Austria. In 2002 cash inflows from the QSPE totaled EUR 268.4 million. For more information, see “— Off-balance sheet transactions”.

Contractual obligations and commercial commitments

     The following table shows our contractual obligations.

		Less than
	Total	1 year	1-3 years	4-5 years	After 5 years

	(in EUR millions)
Contractual Obligations:
Long-term debt	2,538.9	459.0	1,020.4	694.0	365.5
Capital lease obligations	7.6	5.3	2.3
Operating lease	307.9	69.1	120.2	105.8	12.8
Cross border lease	1,688.3	102.7	235.2	301.0	1,049.4

Total obligations	4,542.7	636.1	1,378.1	1,100.8	1,427.7

     At December 31, 2002, we have a carrying value of EUR 7.3 million in assets related to our right to use telephone lines owned by Global Crossing. Though Global Crossing is under bankruptcy protection, we continue to utilize the leased lines with uninterrupted service. Therefore we are unable to ascertain if there will be any impairment associated with these assets.

Off-balance sheet transactions

     On January 16, 2002, in order to diversify our short-term funding sources, we entered into a revolving period securitization program. Under the program we sell receivables to a qualifying special purpose entity (QSPE) incorporated in Dublin, Ireland, which is neither affiliated with us nor under our control. We retain servicing responsibilities relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPE, we retain interest in the sold receivables in the amount of EUR 7.9 million as of December 31, 2002. These retained interests are initially measured at estimated fair values, which we believe approximate historical carrying values, and are subsequently measured based on a periodic evaluation of collections and delinquencies.

     Telekom Austria may sell freely to the QSPE receivables up to an amount of EUR 250 million. Although mobilkom austria has an EUR 80 million contract with a different trust the total amount is limited to EUR 290 million for Telekom Austria and mobilkom austria together. The QSPE has the right to terminate the facility in the event that the default ratio of our receivables and of mobilkom austria’s receivables exceeds a certain percentage. During the year ended December 31, 2002 net cash received from QSPE totaled EUR 187 million.

Research and development

     We believe that research and development (“R&D”) is important to our continuing success and to retain technological innovation leadership. We hold a variety of patents and licenses. No single patent or license is material to our business.

     We seek to stay ahead in promising areas of new research and scientific advances without extensively investing in research. Our research and development activities are based primarily on application-oriented research, new technologies and services. We concentrate largely on our customers’ present and foreseeable medium-term needs, which is why monitoring technological development trends constitutes an important part of our activities.

     The establishment of two operating segments, wireline and wireless, as part of the reorganization of Telekom Austria will lead to the targeted bundling of forces. Through enhanced coordination of the activities based on an integrated research and development strategy, initiatives in R&D will be optimized.

     To assure technological leadership in the future, Telekom Austria considers the further study of changing user patterns as an integrated component of its innovation management. Within the past years there was a considerable shift in R&D to consumer-oriented topics. The social and cultural area has changed considerably through new technologies and vice versa. Thus we opened our studies in topics of cultural, media & communications. As a result of the development of the internet from an information-source to an interactive multimedia-platform, audio and video content is expected to be delivered on “mouse click”. Telekom Austria looked into the challenges of broadband portals in terms of customer acceptance, service bundling and content delivery network infrastructure.

     In 2002, “Partnerships of Excellence” with well established industrial partners, research institutes and universities allowed a clearer focus on product-driven research and shorter time-to-market cycles.

     We focus our research activities on trend-setting technologies particularly in the field of broadband communications, transmission technologies, service platforms, all optical core technology, network security and support systems within our fixed line and mobile telecommunications networks. We consider these research areas indispensable for the creation of new services and for the build-up of efficient and reliable multi-service network structures. Related issues are being dealt with through participation in national and international initiatives (Research Center for Telecommunications, Vienna; European Institute for Research and Strategic Studies in Telecommunications — EURESCOM). Our focus in mobile communications is application-oriented. Numerous of our research activities in cooperation with industry, research institutes and universities have dealt with mobile data applications, integration of advanced service platforms based on 3GPP(3rd Generation Partnership Project)’s Open Service Architecture, multi-modal speech applications and concepts for prototyping new services. Within these co-operations we have developed a Location Based Tourist Guide (“LoL@”). In addition we developed and filed a patent for a Service Interaction Gateway. Together with the Technical University of Vienna we are working on several topics including 3G (3rd Generation) network planning, optimization and security aspects in the mobile environment.

     We are also participating in European Union-funded projects, with the objective to show how multiple wireless standards and services they offer can be converged in a flexible manner within one mobile consumer terminal. The result of these activities and the progress of research activities was shown with the technical launch of Europe’s first national UMTS network on September 25th, 2002. In cooperation with our partners we demonstrated a live network with mobile multi media services, “live Video Calls”, video streaming with real-time top information in UMTS-compatible form and “Live traffic cams”.

     Our consolidated research and development expenses amounted to EUR 30.3 million, EUR 21.8 million and EUR 28.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Additionally mobilkom austria incurred research and development expenses of EUR 5.1 million in the first half year of 2002, adding to a total of EUR 35.4 million for Telekom Austria and mobilkom austria for the entire year of 2002.

Foreign exchange rate risk

     With effect from January 1, 1999, the Euro was adopted by Austria and eleven other members of the European Union as their common legal currency. On the same day, these member states, including Austria, established fixed conversion rates between their existing sovereign currencies and the Euro. The conversion rate fixed between the Austrian Schilling and the Euro since January 1, 1999 has been EUR 1.00 = 13.7603 Austrian Schilling. On March 1, 2002, the Euro became the sole legal tender for Austria and the Austrian Schilling was withdrawn from circulation.

     We raise funds in the domestic and international money and debt markets. We hedged a high proportion of foreign exchange rate risks on our debt portfolio to Austrian Schilling/Euro using currency swap contracts.

     We conduct our business primarily in Austria and, therefore, our operating and investing cash flows were substantially denominated in Austrian Schilling and since beginning 2002 are denominated in Euro. We are exposed to foreign exchange risks related to debt, payables and anticipated foreign exchange payments denominated in currencies other than those of Euro-participant countries. Anticipated foreign exchange payments relate primarily to expense payments, principally to international third party telecommunications carriers and capital expenditures. We evaluate the volume and value of these transactions on an ongoing basis to identify the level of foreign exchange rate risk associated with these transactions. Most of our debt, payables and expenses are denominated in Euro.

     For a detailed discussion of our foreign exchange rate risk, see “Quantitative and Qualitative Disclosure About Market Risk — Currency risk”.

Item 6. Directors, Senior Management and Employees

     As a consequence of the purchase by Telekom Austria of Telecom Italia Mobile International N.V’s indirect stake in mobilkom austria, Mr. Boris Nemsic, the Chief Executive Officer of mobilkom austria, has joined the Management Board of Telekom Austria. On November 8, 2002, after the sale of 75 million shares of Telekom Austria by Telecom Italia International, two Telecom Italia representatives of the Supervisory Board resigned.

Management Board members

     The current members of our Management Board are:

Name	Age	Term of appointment	Area of responsibility

Heinz Sundt	55	April 11, 2000 - April 11, 2005	Chairman of the Board, Chief Executive Officer
Stefano Colombo	42	April 11, 2000 - April 11, 2005	Vice Chairman, Chief Financial Officer
Rudolf Fischer	49	November 1, 1998 - April 11, 2005	Chief Operating Officer Wireline
Boris Nemsic	45	July 1, 2002 - April 11, 2005	Chief Operating Officer Wireless,
			Chief Executive Officer of mobilkom austria

     Heinz Sundt was born in 1947 and attended the School of International Trade in Vienna (Hochschule für Welthandel). He started his career at the Länderbank in 1967. From 1969 through 1986, he held several management positions in the marketing and sales departments at IBM Austria and from 1986 through 1989 was the head of the Telecom and Network Divisions. In 1989, Mr. Sundt became head of marketing and sales at Neupack GmbH, a subsidiary of Mayr Melnhof. In January 1996, Mr. Sundt became the head of mobilkom austria and led the development of the mobile communications division within Telekom Austria. Mr. Sundt became Chief Executive Officer (“CEO”) and Chairman of the Management Board of Telekom Austria in April 2000.

     Stefano Colombo was born in 1961 and graduated from the Luigi Bocconi University in Milan. He began his career in the corporate finance department of Mediobanca. In 1990, he became the assistant to the Chief Financial Officer of Enimont. In 1994, he became the Chief Financial Officer of Olivetti Telemedia. From 1996 to 1999 he was the head of Carrera Optyl in Linz, Austria, a sub-division of the Italian eyeglass producer Safilo. He became the Chief Financial Officer of the eyeglass company Marcolin, the producer of Dolce & Gabbana and Chloe eyeglasses, in 1999, and coordinated Marcolin’s initial public offering. Mr. Colombo became Chief Financial Officer and Vice-Chairman of the Management Board of Telekom Austria in April 2000.

     Rudolf Fischer was born in 1953. After completing his studies at the Vienna University of Economics and Business Administration, Mr. Fischer began his career in 1974 in the technical department of ITT Austria. In 1983, he became the head of Accounting and Taxes at Alcatel Austria and in 1988 he also became the head of Controlling. From 1989 through 1993, Mr. Fischer was head of AOSA, a joint venture between Siemens and Alcatel, and was involved in the expansion of the Austrian telecommunications infrastructure. In 1994, he became the Chairman of the board at United Telecom Investment B.V., where he headed the largest local network operator in Hungary. In 1996, he was appointed President of the association of local telecommunications operators. Mr. Fischer has been Chief Technical Officer and a member of the Management Board at Telekom Austria since November 1998 and Chief Operating Officer Wireline since November 2001.

     Boris Nemsic was born in 1957 in Sarajevo. In 1980 he graduated from the Technical University of Sarajevo and in 1990 obtained his PhD from the Technical University of Vienna. He began his professional career in 1980 in radio broadcasting and started working in 1983 at Sarajevo Technical University. From 1988 to 1990 he was employed as an Assistant Lecturer at the Institute for Telecommunications and Radio Frequency Engineering, Vienna. From 1990 to 1997 he managed the Department for Mobile Communications Development at ASCOM in Vienna and Solothurn (Switzerland), and headed the hardware and software development at BOSCH Telecom in Vienna and Berlin. Starting in 1997, Boris Nemsic was director of network planning at mobilkom austria. In November 1998, he became Chief Executive Officer of VIPnet, the first private mobile communications operator in Croatia. In May 2000, Mr. Nemsic was appointed Chief Executive Officer of mobilkom austria. Boris Nemsic was member of GSM and UMTS core preparatory groups and is an expert of the European Commission in the field of telecommunications. Mr. Nemsic joined the Management Board of Telekom Austria on July 1, 2002 as Chief Operating Officer Wireless.

     The remuneration expenses for the members of the Managing Board amounted to EUR 1.8 million, of which were bonuses of EUR 0.6 million in 2002 to be paid in 2003. The bonuses will only be paid out in case of a 100% achievement of performance goals. In 2001, the amount of remuneration was EUR 1.3 million and in addition bonuses of EUR 0.3 million were paid. In 2001, there were three members of the Management Board; since Mr. Nemsic has joined the Management Board in summer 2002, it again consists of four members. In the event ÖIAG reduces its shareholding in us below 20%, ceases to hold more shares than any remaining strategic shareholders in us or ceases to be entitled to appoint our CEO and the majority of our Supervisory Board, Mr. Sundt is entitled to resign from the board and to receive his current compensation until April 10, 2005, without being entitled to an annual bonus for the period after his resignation. In connection with our initial public offering, we instituted a stock option program for members of the Management Board and the senior management of Telekom Austria, mobilkom austria, Datakom and Jet2Web Internet and other controlled subsidiaries described below under “— Stock option plan”. No Management Board member owns more than 1% of our outstanding share volume.

Supervisory Board members

     The current members of our Supervisory Board are presented in the table below:

Name	Member since	Principal occupation

Peter Michaelis (Chairman)	June 28, 2001	Speaker of the Management Board of ÖIAG
Edith Hlawati (Vice Chairperson)	June 28, 2001	Attorney
Stephan Koren	September 17, 1999	Chief Executive Officer Österreichische Postsparkasse AG
Rainer Wieltsch	June 12, 2002	Member of Management Board of ÖIAG
Gerhard Zeiler	July 23,1998	Chief Executive Officer RTL Group
Otto G. Zich	September 17, 1999	General Director Sony Europe
Erich Huhndorf	June 7, 2001	Employee representative
Michael Kolek	March 20, 2002	Employee representative
Karl-Heinz Muik	July 23, 1998	Employee representative
Willhelm Eidenberger	April 30, 2001	Employee representative

     The members of our Supervisory Board receive annual compensation and attendance fees determined by the shareholders’ meeting. In 2002, the members of the Supervisory Board received an aggregate compensation including attendance fees of EUR 0.11 million. The compensation for the Supervisory Board members concerning 2002 will be determined at the annual shareholders meeting on June 4, 2003. No Supervisory Board member owns more than 1% of our outstanding shares. Edith Hlawati is a member of the law firm Cerha, Hempel & Spiegelfeld. In 2002 and 2001, respectively, Cerha, Hempel & Spiegelfeld rendered services to us. For further information see note (6) of the accompanying financial statements.

     The members of the Supervisory Board, who are not employee representatives, are appointed to a limited term until the annual shareholder’s meeting in 2003. At this meeting, shareholders will vote on whether to extend the term of the Supervisory Board members. However, employee representatives are appointed for an unlimited term, as long as they hold their function as employee representative.

     The members of the Supervisory Board can be contacted at the business address of Telekom Austria.

Stock option plan

     On October 4, 2000, Telekom Austria’s shareholders approved a stock option plan. Based on this approval mobilkom austria formed a separate stock option plan with the same terms and conditions. The following figures include mobilkom austria. Under this plan, we may grant a total of 4,686,881 options. Each option entitles its grantee to receive, at the grantee’s choice, either cash equal to the difference between the average quoted price of our shares during the five trading days preceding the option’s exercise and the initial public offering price of EUR 9 or shares at an exercise price of EUR 9. One option is exercisable for one share. The options may be exercised on specific dates between May 31, 2002 and February 27, 2004 as long as the average share price during the five days prior to exercise exceeds the initial public offering price by 30% or more.

     To be eligible to receive options, plan members must have purchased shares in our initial public offering. Members of the Management Boards of Telekom Austria or its subsidiaries are eligible to receive 12 options for each share so purchased, non-civil servant senior managers eight options for each share so purchased, up to a maximum investment of EUR 109,000 per plan member. Plan members may not sell any shares purchased in the initial public offering during the life of the option.

     On November 21, 2000, we granted 4,686,881 options. As of December 31, 2002, 1,253,954 options were forfeited, therefore 3,432,927 options are outstanding with an aggregate value of EUR 30.9 million. As of December 31, 2002, the number of stock option plan beneficiaries is 108.

     On November 21, 2000, in order to limit our exposure under the stock option plan, we purchased 4,686,881 American call options for a premium of EUR 15.3 million. These amounts include mobilkom austria’s call options, which were eliminated in the process of consolidation following the acquisition of the remaining 25.001% interest of mobilkom austria in 2002. In January 2003 500,000 American call options were sold, which decreased the number of American call options from 3,936,881 as of December 31, 2002, to 3,436,881 as of January 24, 2003. The expiration date of these call options is February 27, 2004. The underlying shares of the call options are the shares of Telekom Austria. The strike and execution price of each call option is EUR 9 and settlement is either physical delivery of the shares or, at our request, cash. For further information see note (20) of the accompanying financial statements.

Employees

     The following table shows the yearly average number of our employees for the last three years excluding personnel representatives, civil servants who opted for early retirement, employees on parental and other leave, trainees, and employees on military duty. We have idle employees who no longer report to work as a result of our transformation program but who are still paid by us because of their civil servant status. These idle employees were previously allocated to the fixed line services. They are shown separately in the following table.

	2002	2001	2000

Number of Employees
Fixed line services(1)	10,973	13,088	14,939
Mobile communications	3,530	3,251	2,520
Data communications	841	908	956
Internet Service	370	302	145

Group total	15,714	17,549	18,560
(1) thereof idle workforce	592	565	n.a.

     Civil servants

     At December 31, 2002, approximately 57% of all employees of Telekom Austria were civil servants and 43% were private law employees. The employment of civil servants is regulated by the Post Restructuring Act and related laws. Our employees were taken over from the Republic of Austria’s civil administration upon the formation of Post- und Telekom Austria AG on May 1, 1996. After May 1, 1996, employees newly hired by us were no longer given civil servant status but are instead private law employees. In Austria, civil servants’ employment cannot be terminated without their consent unless this termination is made for gross breach of their civil servant duties as defined in the Civil Servants Employment Act. Employment, compensation and pension provisions that relate generally to federal civil servants remain in effect for the approximately 57% of our workforce that has civil servant status.

     The Post Restructuring Act transferred the function of disciplinary authority, which used to lie with the Republic of Austria’s civil service, to the Management Board of Telekom Austria in May 1996. The chief executive officer of Telekom Austria in his function as head of disciplinary authority is not bound by the instructions of any authority of the Republic of Austria and there is only a limited right of appeal for these civil servants to the courts. The chief executive officer of Telekom Austria is empowered to issue decrees under the Civil Servants Employment Act to adjust the civil servants’ compensation, provided these measures comply with the collective bargaining agreement that governs the salary increases of our private sector employees.

     Pension provisions for our civil servants employed are the responsibility of the Republic of Austria in accordance with the provisions of the Pensions Act 1965. We are relieved from direct payment to retired civil servants but must make monthly compensation contributions to the Republic of Austria towards expenses incurred with respect to pension payments. In 2002, this contribution amounted to 29.6% of the cost of salaries of our active civil servants. In return, we withhold a pension contribution of about 12.6% from the gross salaries of our civil servants. Beginning October 2005 the contribution will be reduced to 28.3%.

     The pension provisions described above also apply to civil servants working for subsidiaries and affiliates of Telekom Austria.

     Private law employees

     At December 31, 2002, approximately 43% of all our employees were private law employees. This group consists of employees who were privately employed by the Republic of Austria and those employees who since May 1, 1996 have been employed on the basis of private law employment contracts. The Employment Act and our collective bargaining agreement apply to these employees. We have full autonomy to conduct all relevant negotiations with the employees’ trade unions. Under the Post Restructuring Act the rights of employees who were formerly privately employed by the Republic of Austria, such as protection against termination, have not been limited.

     The collective bargaining agreement currently in force determines primarily salaries and wages, working hours, overtime pay, holidays, parental leave and termination. The agreement provides for special termination provisions for employees who have been employed with Telekom Austria for more than 10 years. The agreement applies to our subsidiaries and affiliates.

     The collective bargaining agreement includes an increase of 2.0% in annual salary for all employees in 2003. This compares with an increase of 2.4% in 2001 and 2.5% in 2002.

     In 2000 and 1999, we sponsored a defined contribution plan, which was offered in 2001 to all our employees of Telekom Austria and all its other Austrian subsidiaries. The contributions to this plan are based on a percentage of the compensation not exceeding 5% of the salaries. The annual cost of this plan amounted to approximately EUR 7.0 million in 2002.

     Inter-company representation of interests

     Based on the Postal Works Constitution Act, Telekom Austria has introduced personnel committees and central committees to represent the interests of employees, in addition to on-site employee representatives. Their rights of co-determination, in particular rights of consent, are similar to the provisions of the Labor Constitution Act which applies to all business enterprises in Austria. Personnel representatives have a better protection against termination of employment than regular employees.

     Adjustment measures with regard to personnel

     Under special framework legislation for civil servants out-sourced to state-owned companies, we are offering our civil servant employees who have reached the age of 55 an early retirement option pursuant to a social compensation plan. At December 31, 2002, 1,723 employees were covered by the provisions made for our voluntary retirement incentive program. Approximately 3,500 have entered one of these programs since 1997, and thereof approximately 1750 have already left the plan, for whom we are not required to recognize any current liabilities nor face any future liabilities.

     Transfer of employees

     We transferred all our personnel including all civil servants and private law employees except the Management Board members to a wholly owned subsidiary named Telekom Austria Personalmanagement GmbH by way of a spin-off as of June 30, 2000. Our management is analyzing the number of employees who are needed at Telekom Austria and who are, therefore, being transferred back to Telekom Austria. The re-transfer started on August 1, 2001 and was nearly finished in 2002. The number of idle employees amounted to 262 on December 31, 2002. The proportion of civil servants amounted to 60% in 2001 and decreased to 57% in 2002. Department heads are now merely private law employees.

     Should Telekom Austria temporarily require additional personnel, this need will be covered primarily by purchasing personnel resources from Telekom Austria Personalmanagement GmbH, as long as this procedure is reasonable from a business standpoint. In the future Telekom Austria Personalmanagement will lease their personnel to other companies.

     Relationship with employees

     As a necessary result of our transformation program, we are significantly reducing the number of our employees. Our goal is to reduce our headcount in the fixed line, data communications and internet segment by about 600 in 2003. Although we generally consider our relationship with our employees to be good, many of our employees have expressed dissatisfaction with speed and depth of our personnel reduction. We are in continuing discussions with labor unions regarding our transformation program and ways to ease the impact on our employees — see “Financial Information — Other information — Litigation”.

Relationship with auditors

     Our independent auditor is KPMG Alpen-Treuhand GmbH, Wirtschafts- und Steuerberatungsgesellschaft (KPMG). We paid our auditor about EUR 1.7 million for consulting and tax services and about EUR 0.5 million for auditing services in 2002.

Item 7.  Major Shareholders and Related Party Transactions

     We have two major shareholders. ÖIAG, an industrial holding company wholly owned by the Republic of Austria, owns 47.2% of our share capital. Telecom Italia International (renamed from STET International Netherlands in May 2002), a joint subsidiary of STET International and Telecom Italia, owns 14.8% of our share capital after its sale of 75,000,000 of our shares in November 2002. On Dec 31, 2002, Capital Research & Management Company based in Los Angeles, USA, held 28,499,800 shares which represent 5.7% of our shares.

Relationship with the Republic of Austria and ÖIAG

     The Republic of Austria exercises its ownership rights in ÖIAG through the Federal Minister of Finance. The business of ÖIAG is managed by its Management Board. This board is subject to supervision by ÖIAG’s Supervisory Board but is independent from and not subject to instructions from the Supervisory Board or the Republic of Austria as shareholder, though it is subject to their approval for some major transactions. The Supervisory Board of ÖIAG consists of 15 members. Ten members are managers or business experts whose successors are elected by the Supervisory Board members themselves to assure their independence. Five members, chosen from the workers’ council of major subsidiaries of ÖIAG, are nominated by the Austrian Chamber of Labor and appointed by the shareholder’s meeting.

     According to the ÖIAG Act, ÖIAG is entitled to establish guidelines and authorized to instruct the Management Board members to create favorable conditions for privatization. By law, ÖIAG and Telekom Austria may not form a controlled group.

     The Austrian government announced in its stated policy in March 2002 that the guidelines of ÖIAG’s privatization mandate should pay due regard to (1) protecting jobs in Austria, (2) ensuring that the decision making process for the privatized companies remains in Austria and (3) considering the interests of the Austrian capital markets. The stated policy also expresses a desire to insure the existence of an Austrian core share ownership through shareholder agreements among Austrian companies as shareholders to ensure that the decision making process of the privatized company remains in Austria.

     Pension contributions for civil servants

     The Republic of Austria administers the pension and salary payments for civil servants. Civil servants employed by Telekom Austria are entitled to pension benefits provided by the Republic. We in turn are required to make payments to the Republic as a contribution to these pension costs.

     The Republic of Austria as regulator

     The Republic’s role of supervising the telecommunications market in Austria through the regulatory authority is independent of its role as an indirect shareholder of Telekom Austria.

     As a telecommunications operator with a significant market share in Austria, we are required to provide certain telephone services for qualifying low-income customers free of charge. We receive reimbursements from the Republic for these services.

     The Republic of Austria as customer

     The Republic is our largest customer and purchases products and services based on our standard pricing and tariff policies. Nevertheless, the provision of services to the Austrian Government does not constitute a material part of our revenues. Thus our internal reporting systems are not set up to specifically track business with the various departments and agencies. However, we estimate that in 2002 our overall revenues from this business amounted to less than 3% of our total revenues.

     We have entered into a framework agreement with the Republic which was renewed on December 31, 2002. Under this agreement, federal ministries are entitled to enter into this agreement at their own discretion. As of January 1, 2002, this agreement was transferred to the “Federal Procurement Limited Liability Company” (Bundesbeschaffung GmbH). This company, which was founded in May 2001 and started its business activities on June 1, 2001, is responsible for a professional provision of services and products to the Republic of Austria. In the result of tender procedures carried out in the second half of the year 2002 concerning the new provision of voice telephony services to the government agencies, the Republic of Austria, represented by the Federal Procurement Limited Liability Company, in March 2003 awarded the contract to us. The existing framework agreement therefore will be terminated by June 30, 2003 and substituted by the new agreement. The agreement has been entered for a minimum period of 30 months.

     Federal guarantees for Telekom Austria and mobilkom austria loans

     All our long-term loans incurred under the Telecommunications Investment Act that existed and were transferred to Post und Telekom Austria AG at the time of Post und Telekom Austria AG’s creation as a private law stock corporation on May 1, 1996, were guaranteed by the Republic. Part of Post und Telekom Austria AG’s loans were transferred to mobilkom austria in October 1996.

     As of December 31, 2002, EUR 1,751.3 million of our total EUR 2,538.9 million long-term debt benefited from these guarantees. None of our debt incurred since May 1, 1996 is subject to such guarantees.

Relationship with Österreichische Post

     In May 1998, Telekom Austria and Österreichische Post entered into a framework agreement determining the services that both parties render to each other, whereby Österreichische Post provides us mainly with distribution and sales of our products and services through post offices, postal services, and rented buildings. We provide Österreichische Post primarily with information technology support services, voice telephony services, and technical services. The contractual relationship with Österreichische Post was amended and updated several times. The prices of services are based on market prices or comparable service offers from third parties, if available. In 2002, we charged Österreichische Post EUR 56.7 million for services under the agreement. In late 2002 Österreichische Post published its intent to call for a public tender for IT services that we provide to Österreichische Post to date.

Relationship with Telecom Italia

     In April 1997, Post und Telekom Austria AG sold 25% plus one share of mobilkom austria AG to STET Mobile Holding (succeeded by Telecom Italia Mobile International — TIMI, in December 2001), a subsidiary of Telecom Italia S.p.A. On April 22, 1997, Post und Telekom Austria AG and STET Mobile Holding (subsequently “TIMI”) entered into a shareholders’ agreement, and mobilkom austria AG, Post und Telekom Austria AG, and Telecom Italia’s mobile communications subsidiary, Telecom Italia Mobile, entered into a technical services agreement. The rights and obligations of Post und Telekom Austria AG under these agreements became Telekom Austria’s rights.

     On October 28, 1998, as part of the acquisition of 25.00007% of our share capital by Telecom Italia, Post und Telekom Austria AG and a subsidiary of Telecom Italia, STET International Netherlands (renamed to Telecom Italia International — TII, in May 2002), entered into a shareholders’ agreement, and Telekom Austria, Telecom Italia and Post und Telekom Austria AG also entered into a cooperation agreement. ÖIAG succeeded by merger to the rights and obligations of Post und Telekom Austria AG under these agreements as well as to Post und Telekom Austria AG’s shares in Telekom Austria.

     In March 2001, we reorganized mobilkom austria AG into a limited liability partnership called mobilkom austria AG & Co KG. A newly formed mobilkom austria AG was created to act as general partner of mobilkom austria AG & Co KG. As part of this conversion, AUTEL Beteiligungs GmbH, a 100% subsidary of STET Mobile Holding (subsequently “TIMI”) was created to hold STET Mobile Holding’s interest.

     On June 28, 2002, we acquired 100% of AUTEL Beteiligungs GmbH, which held a 25% plus 1 share of common stock interest in mobilkom austria AG and a 25.001% interest in mobilkom austria AG & Co KG from TIMI bringing our total interest in mobilkom austria to 100%.

     Legal Framework for the exit of ÖIAG and Telecom Italia

     On June 6, 2002, Telekom Austria, various affiliates of Telecom Italia (TII and TIMI) and ÖIAG signed a series of agreements which set out the framework for the withdrawal by Telecom Italia from its investment in us and mobilkom austria and further privatization steps by ÖIAG. The first step was our repurchase of mobilkom austria’s shares indirectly owned by TIMI on June 28, 2002, for a price of EUR 690 million. As a result, mobilkom austria is once again a 100% owned subsidiary of Telekom Austria, the mobilkom austria shareholders’ agreement has been terminated. In addition, TII and ÖIAG have amended the existing shareholders’ agreement to allow for coordinated exits of both shareholders. The parties have entered into four agreements to accomplish these goals. These agreements are:

•	a share purchase agreement covering the repurchase of the mobilkom austria shares (the “mobilkom austria Share Purchase Agreement”),

•	an amendment to the shareholders’ agreement of October 28, 1998 concerning Telekom Austria (the “Amendment”),

•	a share transfer restriction agreement which regulates the timing of sales by our shareholders of their shares in us (the “Share Transfer Restriction Agreement”) and

•	another agreement providing for our cooperation in these sales (the “Cooperation Agreement”).

     The mobilkom austria Share Purchase Agreement

     In the mobilkom austria Share Purchase Agreement among TIMI, TIM and us, we agreed to buy back the 25% plus one share in mobilkom austria, indirectly held by TIMI for EUR 690 million through the acquisition of the entire share capital in AUTEL, an intermediate holding company which held 25% plus one share in the nominal share capital of mobilkom austria AG and a limited partnership interest in the amount of 25.001% in mobilkom austria AG & Co. KG.

     The closing of the mobilkom austria share purchase took place on June 28, 2002. On the closing date of the transaction, the mobilkom austria shareholders’ agreement terminated and the technical services agreement with respect to mobilkom austria terminated on June 30, 2002. However, the restrictions on the ability of TIM and its affiliates to engage in mobile telecommunications activities in mobilkom austria’s existing markets will survive the closing date for a period of two years. On June 30, 2002, also the cooperation agreement entered into between Telekom Austria, Telecom Italia and Post und Telekom Austria AG in 1998, terminated.

     The mobilkom austria Share Purchase Agreement also contains usual provisions covering representations, warranties and indemnities, subject to certain limitations.

     The Amendment

     The Amendment entered into between TII and ÖIAG immediately terminated a number of the rights of TII which were given to TII under the shareholders’ agreement. The remaining rights terminated as a result of TII selling 75,000,000 shares in November 2002. Accordingly, the two Supervisory Board members who were nominated by TII resigned with immediate effect. ÖIAG has agreed to vote in favor of the election of two Supervisory Board members of Telekom Austria independent from ÖIAG at the next shareholders’ meeting.

     The prohibition against TII acquiring a direct or indirect participation in any other enterprise active in the telecommunications sector in Austria will survive until the earlier of two years after termination of the shareholders’ agreement or one year after another telecommunications operator acquires more than 25% of our share capital. As to mobile communications, the prohibition has been conformed with the provisions of the mobilkom austria Share Purchase Agreement.

     All other provisions of the shareholders’ agreement other than the non-competition clauses outlined above, including all other supermajority matters and the agreement as to the payment of dividends, have expired.

     Share Transfer Restriction Agreement

     The Share Transfer Restriction Agreement entered into between ÖIAG and TII provides a framework which allows for the coordinated sale of Telekom Austria shares held by the parties and seeks to ensure that share sales by TII and ÖIAG will have a minimum impact on the share price in the interest of all shareholders.

     Both ÖIAG and TII may sell their shares in either public market or private transactions. A public market transaction includes fully marketed public offers, accelerated book buildings, block trades or placements in accordance with Rule 144A under the Securities Act. A private transaction includes any other transaction including a sale in a public tender offer.

     In the case of public market transactions, TII and ÖIAG have agreed to sell their shares either alone or jointly in a concerted manner.

•	During the period from July 1, 2002 to December 31, 2002, TII had the right to sell up to 75 million shares and ÖIAG has agreed not to sell any shares in a public market transaction.

•	From January 1, 2003 until September 30, 2003, ÖIAG has the right to sell up to 25 million shares in a public market transaction. and, if ÖIAG initiates such transaction, TII may sell in it any of the 75 million shares it was entitled to sell but did not sell in 2002.

•	Thereafter, both parties may initiate a public market transaction to sell any unsold portion of the shares they were entitled to sell in 2002 and 2003 with ÖIAG having a priority right to sell its 25 million portion in 2003.

•	Until the end of the third quarter of 2003, each party initiating a public market transaction is free to set the timing, price and size of the offering within the foregoing parameters. Starting in the fourth quarter of 2003 both parties must agree on price and size of the offering.

•	If on December 31, 2003, TII holds less than 100 million shares, for any shares sold thereafter in a public market transaction, TII and ÖIAG have the right to sell an equal number of shares. If on December 31, 2003, TII holds more than 100 million shares, TII may not transfer any shares in excess of 100 million shares or announce such transfer until December 31, 2005. From any remaining non-blocked shares, TII may sell up to 30% of the aggregate number of shares to be sold in a public market transaction irrespective of whether initiated by ÖIAG or TII.

•	Any sale of shares initiated by TII in 2002 and 2003 is furthermore subject to consent of ÖIAG if the offer price per share is more than 15% below the volume-weighted average share price on the 30 trading days on the Vienna Stock Exchange prior to the day of pricing.

•	The parties have agreed to provide customary lock-up periods regarding our shares in connection with these transactions.

     In addition to any public market transactions, ÖIAG and TII retain the right to sell shares in private transactions. In TII’s case, such sales are subject to the consent of ÖIAG. ÖIAG and TII have granted each other reciprocal tag-along rights.

     TII has agreed to vote its shares in our shareholders’ meetings together with ÖIAG in respect of election proposals and the composition of the Supervisory Board and in favor of any proportionate spin-off of assets to our shareholders or similar measure. In addition, ÖIAG has agreed with TII that until TII’s shareholdings in us falls below 50 million shares or December 31, 2005, it will vote against future capital increases in us, unless:

•	the capital increase is required to obtain or maintain a rating of BBB by Standard & Poor’s or Baa2 by Moody’s Investor Service, unless the loss of the rating is a direct result of an acquisition or merger;

•	the capital increase results from a contribution in kind, a merger or similar measures and the controlling shareholder of the contributed assets enters into a lock-up agreement with respect to our shares it receives until December 31, 2005; or

•	the capital increase is required for existing or new stock option plans and does not exceed 2%.

     Finally, TII and ÖIAG have agreed not to vote their shares in a shareholders’ meeting or in the Supervisory Board in favor of a stock exchange listing of mobilkom austria until September 30, 2004, unless such transaction is effected through a proportionate spin-off of mobilkom austria shares to our existing shareholders.

     In November 2002, TII sold 75,000,000 shares in us in a private placement to institutional investors in the United States of America (qualified institutional buyers) as well as to professional investors in Austria and outside the United States under Regulation S of the U.S. Securities Act of 1933. The interest of Telecom Italia decreased to 14.8%.

     Cooperation Agreement

     The Cooperation Agreement among ÖIAG, TII and us provides that we will furnish specified support for public market and private transactions initiated by ÖIAG or TII against reimbursement of our costs incurred in, and indemnifications for certain liabilities arising out of, such transactions. We have also agreed not to sell any shares in mobilkom austria or to list the shares of mobilkom austria until December 31, 2003, unless such transaction is effected through a proportionate spin-off of mobilkom austria shares to our existing shareholders.

     Business relationship with Telecom Italia

     We provide to each other standard international telecommunications services on an arms-length basis. In addition, we have entered into a mutual, long-term dark fiber swap, which allows us to expand our Jet2Web Stream to Italy. For further information see “Information on the Company — Business overview — Fixed line services”. Also see note (2) of the accompanying financial statements.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

     See “Item 18. Financial Statements” and pages F-1 through F-55.

OTHER INFORMATION

Litigation

     Telekom Austria and its subsidiaries are involved in a number of legal proceedings in the ordinary course of their businesses. The following is a summary of litigation matters outside the ordinary course of our business.

     Telekom Austria

     On September 11, 2000, we received a complaint filed by United Telekom Austria with the European Commission, General Directorate for Competition against us and the Republic of Austria concerning our tariff and discount system, alleging that we abuse our dominant market position. We replied to this complaint on October 9, 2000, denying the allegations. To date, we have not received a further response.

     We and Telekom Austria Personalmanagement GmbH have filed several claims against the chairmen of the seven Employee Representation Committees. Under Austrian law, employees do not have to accept a relocation if the relocation would put the employee in a worse position and the Employee Representation Committee does not accept the transfer. The Labor and Social Court has the right to order the relocation of an employee even if the Employee Representation Committee is opposed to the relocation following a complaint by the employer to the Court. The legal proceedings are still ongoing.

     An ordinance for the regulation of surveillance systems (Überwachungsverordnung) became effective on December 1, 2001, which sets forth a harmonized European wide surveillance system for the search of persons alleged to be involved in criminal activities. The ordinance was voided on constitutional grounds by the Constitutional Court on February 27, 2003. A new ordinance must be implemented by December 31, 2003.

     One of our former competitors now in bankruptcy has brought four claims for damages against us relating to alleged default in providing hardware and services. We reached a settlement in September 2002 with the insolvency administrator who filed two of these claims with an amount in controversy totaling EUR 5.2 million. In the meantime, one of these claims has been withdrawn by the debtor. The remaining case for a claim of EUR 58.1 million is still pending and we do not expect a decision before summer 2003. Management believes that this claim has a low likelihood of success.

     We have filed a claim against a former competitor in the amount of EUR 1.2 million which we have since reduced to about EUR 1.0 million. This competitor has served on us a notice of claim in the amount of EUR 5.7 million for damages alleged to have been caused by an abuse of dominant position. Management believes that this claim has a low likelihood of success.

     The insolvency administrator in the bankruptcy of one of our competitors has filed a claim in the amount of EUR 7.5 million which we had received as payment for our services before the insolvency proceedings had been opened.

     The Vienna public prosecutor’s office is investigating whether legal proceedings should be opened against our management in connection with allegations published in the Austrian press to the effect that our civil servants and of other present or formerly state-owned Austrian enterprises have been granted early retirement on medical grounds based upon fraudulent medical certificates in contravention of applicable law. We have publicly stated that in management’s view we have fully complied with applicable law in the application of our retirement policies and we are fully cooperating with the investigation.

     In addition, the auditing arm of the Republic of Austria, the Rechnungshof, has started an investigation into the early retirement practices of several current and prior state owned enterprises, including us, to determine whether there has been any abuse of the current legal framework for early retirement. As the authority of the Rechnungshof to review our retirement policy is not clear we denied any access to our files; the Rechnungshof may seek a ruling on this point from the Austrian Constitutional Court.

     mobilkom austria

     Six claims have been brought against our subsidiary mobilkom austria relating to alleged health problems caused by the emission of radiation through mobile communications transmitting and receiving stations. Some of these claims also seek damages for the alleged decrease in the value of the plaintiff’s real estate.

     In the first of the six proceedings, an initial ruling has been made, only pertaining to the gathering of expert reports through the appellate court, and a later date was set for the new proceedings. mobilkom austria has won the new proceedings. The decision is not yet effective.

     In three proceedings, the parties agreed to suspend the case until a decision had been reached in the first proceedings. In the other two proceedings, the claimant failed to gain a provisional injunction. The claimants have appealed.

     A successful claim for damages against mobilkom austria may have a negative impact on our results of operations.

     mobilkom austria is involved in a number of proceedings before the Supreme Administrative Court where breaches of environmental or building laws by mobilkom austria are alleged. In one of these cases, a decision was rendered obliging mobilkom austria to remove a mobile communications transmitting and receiving station. mobilkom austria has appealed against this decision.

     A competitor in the bidding process for the license granted to our subsidiary Si.mobil by the Slovenian government filed a claim to nullify the license decision and the Concession Agreement entered into between Si.mobil and the Slovenian government in 1998. The Supreme Court nullified the license decision for failure to comply with form requirements, whereupon the government issued a new license decision complying with the procedural instructions of the Supreme Court. The former competitor in the bidding process thereupon appealed the new license decision. This appeal has been pending since 1999. Management believes that this claim has a low likelihood of success.

     A labor union group (Vertrauenspersonenausschuss Wien) has filed a claim against mobilkom austria regarding the extent of additional vacation time for night shift heavy workers pursuant to the Night Shift Heavy Workers Act (Nachtschwerarbeitergesetz). We believe we are not required to provide additional vacation time based on a provision of the Postal Restructuring Act which excludes our employees from the application of the Night Shift Heavy Workers Act.

     Regulatory matters regarding Telekom Austria and mobilkom austria mobilkom austria has filed a number of appeals against decisions of the regulatory authority on interconnection, the determination of significant market power until 2001, and tariff approval for its A1-Total product which concerns the provision of voice telephony through fixed lines. These appeals were pending at the Supreme Administrative Court and the Constitutional Court on December 31, 2002. In 2002, the regulatory authority did not consider mobilkom austria to have significant market power. In spite of this decision, mobilkom austria was required by the regulatory authority to offer lower interconnection fees.

     Telekom Austria appealed against a number of the regulatory authority’s decisions on interconnection, unbundling of access to local subscriber lines, also called unbundling of the local loop, number portability, pre-selection, the non-granting of approvals for tariffs and the determination that we have been determined as provider with significant market power. In the appeals we filed with either the Constitutional Court or the Supreme Administrative Court against more than 30 decisions of the regulatory authority about interconnection at December 2002, we primarily targeted the interconnection tariffs set by the regulatory authority. Our appeals of these decisions are based on the argument that the tariffs for call termination, call origination, transit, access to specific services (such as freephone, on-line services, special services) have not been set in accordance with the requirements of the Telecommunications Act and the Interconnection Ordinance. We have generally taken the position in these appeals that these tariffs have been set below our actual costs and therefore adversely affect our profitability.

     In our five appeals (some of them against identical decisions of the regulatory authority), that we had filed prior to December 31, 2002, we argued that the monthly fee to be paid to us by our competitors for an unbundled subscriber line had been set too low by the regulatory authority, and that this adversely affected our profitability. In three of these appeals, we also argued that neither the Telecommunications Act nor the Interconnection Ordinance provide that internet services providers or leased line providers are entitled to have unbundled access to the local subscriber lines. In two appeals we opposed the obligation to sub-loop unbundling and grant access to our in-house lines free of charge. We also argued against excessive penalties.

     In the six appeals we have made against the regulatory authority’s decisions on number portability, we argued that the regulatory authority had no power under the existing legislation to decide on this issue within the interconnection framework. We also argued that the tariffs set by the regulatory authority do not reflect our actual costs and are therefore not in line with the Telecommunications Act or the Interconnection Ordinance. Since September 2001, some of these decisions taken by the regulatory authority were reversed by the Supreme Administrative Court. In these decisions, the regulatory authority raised the price for portability of non-geographic numbers to EUR 20.11.

     In the three appeals we made against the regulatory authority’s decisions on pre-selection of a carrier, we argued that, under the Numbering Ordinance, alternative operators must also provide pre-selection of a carrier.

     We also argued that the fees set by the regulatory authority are not in line with the requirements of the Telecommunications Act or the Interconnection Ordinance.

     All current tariffs subject to regulatory approval, including second-based tariff schemes and several flat rate schemes, have been approved by the regulatory authority. Nevertheless, some of our competitors filed claims at the Commercial Court arguing a lack of regulatory approval and intending us not to apply these tariffs for some of our customers.

     We have filed appeals against the regulatory authority’s decisions, especially regarding interconnection fees, with the Supreme Administrative Court and partially also with the Constitutional Court. The Constitutional Court, based on the principle of direct applicability of European Union directives, decided that the Supreme Administrative Court has jurisdiction for the appeals and referred the case to it, at the time when the Supreme Administrative Court had no jurisdiction according to the Telecommunications Act (i.e. before June 1, 2000). This court did not agree with the Constitutional Court’s ruling and referred the case to the European Court of Justice for a preliminary ruling. In a similar case, the advocate general proposed that the European Court of Justice should deny the direct applicability of the same European Union Directive (Directive 90/387/EC). It cannot be predicted when the European Court of Justice will decide.

     In other cases originating before June 1, 2000, the Administrative Court suspended its proceedings in January and February 2003 to wait for the final decisions of the European Court of Justice.

     Since June 2000, we have filed a number of appeals with the Supreme Administrative Court, when an amendment to the Telecommunications Act explicitly declared the Supreme Administrative Court competent for the matters described above. We believe that we have a reasonable prospect of success in our appeals. However, as of today, the Supreme Administrative Court has decided on only two of the matters that we have appealed to date. If the Supreme Administrative Court agrees with our position that the tariffs are too low, the court’s decision would be favorable to us. If the Supreme Administrative Court refers the appeals back to the regulatory authority on formal grounds only, the regulatory authority has discretion to take a decision that may not be substantially different from what their position has been to date. The Supreme Administrative Court may also refer the appeals to the regulatory authorities on the grounds that the tariffs that we appeal are too high, which would be unfavorable to us. We believe this outcome to be possible, but highly unlikely.

Dividends

     Declaration of dividends

     A dividend payment requires the adoption of a resolution by the shareholders’ meeting on the distribution of profits. The holders of our ordinary shares are entitled to dividends in proportion to their participation in our share capital.

     Our fiscal year corresponds to the calendar year. Austrian law provides that within the first five months of each fiscal year, the Management Board must prepare financial statements, including a balance sheet, income statement and the notes thereto, consolidated financial statements, and a management report for the previous fiscal year and, after completion of the audit, submit them to the Supervisory Board together with a proposal for the payment of dividends. The Supervisory Board is required to examine the financial statements, the proposal for the payment of dividends and the management report, and to present its findings to the shareholders’ meeting.

     If the Supervisory Board approves the financial statements, they are adopted unless the Management Board and the Supervisory Board decide to have them approved by the shareholders’ meeting. Unless that is the case, the shareholders’ meeting is bound by the adopted annual financial statements approved by the Management Board and the Supervisory Board.

     The shareholders’ meeting decides the payment of dividends. According to our Articles of Association, shareholders at the annual shareholders’ meeting may also resolve that all or part of the net income be retained. The amendments to the financial statements required by a retention are made by the Management Board. Under Austrian law, we may pay dividends only from net income as shown in the annual financial statements prepared according to Austrian GAAP by Telekom Austria AG. The shareholders’ meeting is not obligated to follow the Management Board’s proposal on dividends and is not bound by the findings and recommendations of the Supervisory Board.

     You may receive final or interim dividends. The Management Board may authorize the payment of interim dividends with the approval of the Supervisory Board but does not require the shareholders’ approval to do so.

     Payment of dividends

     Unless otherwise decided by the shareholders’ meeting, dividends declared for distribution by the shareholders’ meeting become due and payable 30 days after the date of the shareholders’ meeting at which they were approved. Our Articles of Association provide that dividends that are not collected within three years after the due date are forfeited in favor of Telekom Austria.

Item 9. The Offer and Listing

MARKETS

     Our shares are listed on the Vienna Stock Exchange and the New York Stock Exchange. The shares are also traded on the German stock exchanges in Berlin, Düsseldorf, Frankfurt, Munich and Stuttgart. Options on the shares are traded on the Austrian options exchange (ÖTOP). In November 2000, the total number of shares sold in the initial public offering amounted to 112,000,000, or 22.4% of the total outstanding shares. The offer price was EUR 9 per share and U.S. dollar 15.2874 per American Depositary Shares, or ADS. Each ADS represents two shares of common stock and trade under the symbol “TKA” on the New York Stock Exchange (NYSE). The depositary for the ADS’s is the Bank of New York.

     Telekom Austria’s shares are traded on Xetra (electronic exchange trading platform) in addition to being traded on the auction market. Xetra is an electronic exchange trading platform operated by rules and regulations. Xetra is available daily between 9:00 a.m. and 8:00 p.m. to brokers and banks that have been admitted to Xetra. Private investors can trade on Xetra through their banks or brokers.

     The stock exchange trading in Austria was regulated by the stock exchange law of 1989 (BGBl. Nr. 555/1989), amended by the federal law BGBl. I Nr. 2/2001. The Federal Supervisory Authority for Securities Trading (Bundes-Wertpapieraufsichtsbehörde) monitors trading activities on the Austrian stock exchange.

     In 2002, Telekom Austria ADS’s reached a high of USD 20.04 and a low of USD 14.46 on the New York Stock Exchange. On the Vienna Stock Exchange Telekom Austria Shares reached a high of EUR 9.95 and a low of EUR 7.24 in 2002.

     From January through April 2003, our ADS’s reached a high of USD 21.95 and a low of USD 18.90 on the New York Stock Exchange. On the Vienna Stock Exchange Telekom Austria Shares reached a high of EUR 10.25 and a low of EUR 8.60 in 2003.

     The table below indicates the price range of the high and low prices for our shares on the Vienna and for the ADS on the New York Stock Exchanges(1).

	New York		Vienna

	High	Low	High	Low

	USD		EUR
2001
Fourth Quarter 2001	16.70	12.40	9.48	6.75
2002
First Quarter 2002	17.20	15.75	9.95	9.06
Second Quarter 2002	17.38	14.59	9.80	7.71
Third Quarter 2002	17.75	15.17	9.03	7.60
Fourth Quarter 2002	20.04	14.46	9.72	7.24
October 2002	16.10	14.46	8.29	7.24
November 2002	16.81	14.85	9.52	7.41
December 2002	20.04	18.20	9.72	8.80
2003
First Quarter 2003	21.95	18.90	10.25	8.79
January 2003	21.95	19.00	10.25	9.05
February 2003	21.80	20.10	10.14	9.15
March 2003	21.50	18.90	9.94	8.79
April 2003 (through April 10)	20.76	20.18	9.94	8.60

(1)	Intraday high and low; Source: Reuters, Bank of New York

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Overview

     Telekom Austria is registered under the number FN 144.477t in the companies register of the commercial court of Vienna with its seat in Vienna, Austria.

     Our Articles of Association state that our object is the provision of telecommunications services and the creation of conditions which will promote the development of telecommunications services in Austria. These services include the provision of telephone voice services, automatic data processing and information technology, the planning, construction, maintenance and operation of infrastructure facilities and networks and the installation of communications facilities and terminals. We may also conduct activities associated with these services. The articles authorize us to take all actions necessary to achieve our object, except that we are not permitted to carry out banking activities.

Shares and share capital

     Our share capital amounts to EUR 1,090,500,000 and is divided into 500,000,000 no par value shares (Stückaktien) each representing a pro rata amount of EUR 2.181 of the share capital. Pursuant to the amendment to our Articles of Association voted on at our ordinary shareholders’ meeting held on June 12, 2002, all of our shares, are bearer shares.

     We do not currently hold any of our own shares. At December 31, 2002, we held 3,936,881 call options to buy our shares in order to limit our exposure under our stock option plans. For further information see “Directors, Senior Management and Employees — Stock option plan”. As a result of adjustments to the number of beneficiaries, 500,000 of these call options were sold on January 24, 2003. On April 4, 2002, the shareholders resolution expired which authorized us to repurchase up to 5,800,000 of our own shares.

     Our original share capital was raised pursuant to § 10 Austrian Post Restructuring Act by way of a contribution in kind and amounted to 15 billion Austrian Schilling divided into 1,500,000 registered shares with a nominal value of 10,000 Austrian Schilling. On October 4, 2000 our shareholders resolved to convert our share capital into Euro and to split our share capital into 500,000,000 non-par value shares.

     Under our Articles of Association, our shareholders do not have a right to receive individual share certificates. We may, however, issue global certificates and interim certificates.

     We do not have any unissued authorized share capital nor any conditional share capital. Our bearer shares are freely transferable. Shares held by ÖIAG and Telecom Italia International (TII) are subject to contractual restrictions. All shares have been admitted to trading on the Vienna Stock Exchange and will be represented by one or more global certificates deposited with Oesterreichische Kontrollbank AG, the Austrian central depositary. The shares can only be transferred in book-entry form. Other than the global certificates, no separate share certificates in bearer form will be issued.

Corporate governance

     As required under the Austrian Stock Corporation Act, Telekom Austria has a two-tier board system comprising the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat). The functions of management and supervision are strictly separated and no individual may simultaneously be a member of both boards. The Management Board represents the company in day-to-day business matters, and is not subject to instructions from the Supervisory Board or the shareholders. The Supervisory Board appoints and removes the members of the Management Board and oversees the Management Board’s activities. The general meeting of shareholders has the power to elect and remove Supervisory Board members.

     Our Supervisory Board presently consists of 6 members nominated by ÖIAG and four employee-representatives. The two members nominated by Telecom Italia in accordance with the shareholders agreement terminated at the sale of 75,000,000 shares by Telecom Italia in November 2002, have resigned. ÖIAG has agreed to vote in favor of the election of two Supervisory Board members of Telekom Austria independent from

ÖIAG at the next shareholders’ meeting. ÖIAG owns about 47.2% of our outstanding shares and is in a position to control us.

     In addition, we hold a general meeting of shareholders once a year. At this meeting, the shareholders vote on the distribution of net profits, the compensation of the members of the Supervisory Board, the appointment of our independent auditor and on other significant corporate transactions.

     In 2002, an Austrian working committee on corporate governance completed preparation of the Austrian corporate governance code, which calls for voluntary compliance with its provisions. We have decided not to adopt the Austrian corporate governance code since we want to await the final rules adopted in connection with the adoption of the Sarbanes-Oxley Act. We intend to develop our own corporate governance code which will be compliant with the Sarbanes-Oxley Act and reflect the provisions of the Austrian corporate governance code as far as these provisions do no violate the rules and regulations adopted by the Sarbanes-Oxley Act.

     Management Board (Vorstand)

     Since our Articles of Association were amended at the ordinary shareholder’s meeting on June 28, 2001, our Management Board may consist of two to four members nominated by the Supervisory Board. The Supervisory Board can appoint a member to be chairman of the board and another to be vice chairman.

     We are represented by and act through the members of our Management Board. Under the Articles of Association, any two members of the Management Board, one member of the Management Board and one holder of a general power-of-attorney (Prokuristen), or any two holders of a general power-of-attorney can legally bind the company to the extent permitted by law.

     The members of the Management Board are appointed, and may be re-appointed, for a term of up to five years each. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the shareholders’ meeting, a member of the Management Board may be removed by the Supervisory Board prior to the expiration of the term. The Supervisory Board appoints the chairman of the Management Board and a deputy chairman.

     Decisions are made by a simple majority of the votes cast. At least half of all members of the Management Board including the chairman or the deputy chairman must be present in order to constitute a quorum. The chairman has the deciding vote in case of a tie.

     The Management Board manages the company on a day-to-day basis within the limitations set forth by law, the Articles of Association, the Supervisory Board, the rules of procedure or specific resolutions of the shareholders’ meeting. The Management Board must act in the best interests of the company, while also taking into account the interests of its shareholders, employees, and the public. In carrying out these duties, the members of the Management Board must exercise the standard of care of a diligent and prudent business person.

     In addition to exercising management functions, the Management Board is responsible for the financial books and records of the company. The Management Board must report to the Supervisory Board on a regular basis, at least every quarter, and outline the course of business and the situation of the group. The Management Board also reports to the chairman of the Supervisory Board when necessary on an important matter. The Management Board must provide a report at the request of at least two members of the Supervisory Board.

     Without the approval of the Supervisory Board, members of the Management Board are not allowed to engage in commercial activities or any business transaction in Telekom Austria’s lines of business for their own or a third party’s account. If a member of the Management Board violates these principles, the company is entitled to claim damages or to demand that the business transaction made by the board member in his own name be transferred to the company.

     Supervisory Board (Aufsichtsrat)

     Our Supervisory Board consists of up to eight members elected by the shareholders’ meeting and four members appointed by our workers’ council under mandatory provisions of the Austrian Labor Constitution Act.

     One-third of the share capital present at the shareholders’ meeting has the statutory right to elect the third new member of the Supervisory Board if at least three members of the Supervisory Board are to be elected. No member of the Supervisory Board may be appointed for a longer period than four years, until the shareholders’ meeting deciding on the discharge of the board members for the fourth year following their appointment.

     The Supervisory Board elects one chairman and one or more deputy chairmen. The Supervisory Board has a financial sub-committee that prepares the resolutions of the Supervisory Board regarding the annual financial statements, and may create other subcommittees for special tasks. Our Articles of Association require that at least half of the members of the Supervisory Board, including the chairman or one of his deputies must be present at a meeting in order to constitute a quorum. Resolutions of the Supervisory Board are passed by a simple majority of the votes cast. The chairman has the casting vote in case of a tie.

     The Supervisory Board supervises the management of Telekom Austria. The Supervisory Board may at any time request a report by the Management Board concerning company matters. The Supervisory Board may inspect and review all books and documents of the company as well as assets, cash accounts and stock in trade. According to Austrian law, the following transactions and matters may be decided by the Management Board only with the approval of the Supervisory Board:

•	acquisition and sale of participating interests as well as the acquisition, sale and termination of businesses and establishments;

•	acquisition, sale and encumbrance of real estate;

•	establishing and closing down of branches;

•	material investments;

•	taking and granting material loans and credits;

•	commencement and termination of lines of business and types of production;

•	determination of general principles of business policy;

•	determination of principles for granting of profit shares or commissions on turnover and pension commitments to managers and senior employees;

•	stock options for employees and key employees of the company or affiliated companies as well as for members of the Management Board and the Supervisory Board of the company or affiliated companies and

•	granting of general powers-of-attorney

     The rules of procedure of our Management Board may provide for additional situations where a Supervisory Board approval is required.

     Failure of the Management Board to obtain the prior approval of the Supervisory Board does not affect the enforceability of transactions towards third parties but may render the Management Board liable for any damages resulting therefrom.

     Shareholders’ meeting

     The shareholders’ meetings must decide on major corporate matters such as the distribution of net profits, the discharge of the members of the Management and Supervisory Boards and the appointment of independent auditors. Our Management Board is required to convene an ordinary shareholders’ meeting within the first eight months of our fiscal year. A resolution of the shareholders’ meeting is required for approval of matters such as amendments to the Articles of Association, modification of shareholders’ rights, approval of mergers, increases or decreases in share capital, the creation of a new class of shares and the authorization of the issuance of convertible bonds and similar securities.

     Shareholders’ meetings are held at Telekom Austria’s registered seat in Vienna, Austria, or at a place of business within Austria or at the capital of an Austrian Federal District. The time and place must be provided in the invitation notice to the shareholders’ meeting.

     Shareholders’ meetings are called by the Management Board or the Supervisory Board. The notice must be published and must state the name of the company as well as the time and place of the shareholders’ meeting. At least 14 days must elapse between the day of the last publication of the invitation notice and the day of the shareholders’ meeting. Attendance and exercise of voting rights at ordinary and extraordinary shareholders’ meetings are subject to certain conditions. In order to attend a shareholders’ meeting and vote shares, shareholders must register at least three days prior to the meeting and deposit a certificate (Hinterlegungsbescheinigung) evidencing their shares until the end of the shareholders’ meeting with an Austrian notary public, with the main office of an Austrian credit institution, with any other Austrian or foreign credit institution specified in the invitation notice, or with Telekom Austria. The shares can also be deposited with a depository bank designated by us, in a blocked account until the end of the shareholders’ meeting. Our Articles of Association provide that shareholders must have at least 14 days after the publication date of the invitation notice to the shareholders’ meeting to effect the deposit. If the last day of this period is a Sunday or public holiday, the deposit may be made on the next business day. The certificate must be deposited to allow at least three business days between the day of deposit and the day of the shareholders’ meeting. Saturdays, Good Friday and December 24 are not deemed to be business days for purposes of this provision.

     Shareholders’ meetings are chaired by the chairman of the Supervisory Board or, in his absence, by one of the deputy chairmen. In their absence, the notary public present at the shareholders’ meeting to draft and authenticate the minutes of the meeting has to hold an election for the chairman of the meeting. The chairman leads the proceedings and determines the form of voting. The order of the agenda items follows the order set out in the notice. The chairman, however, may deviate from that order and may conduct the discussion and voting accordingly.

     The Stock Corporation Act and our Articles of Association do not require that a specific percentage of our share capital be present to form a quorum. Resolutions of the shareholders’ meeting are passed by simple majority of the votes cast, if not otherwise provided for by law or the Articles of Association. Whenever permitted by law, our Articles of Association have reduced all qualified majorities to simple majority. The following matters require a vote of 75% of the votes represented, which cannot be decreased by the Articles of Association:

•	amendment of the business purpose;

•	increase of the share capital with a simultaneous exclusion of preemptive rights;

•	authorized capital/conditional capital;

•	decrease of share capital;

•	dissolution, and continuation of the company after dissolution;

•	transformation into a company with limited liability (GmbH);

•	mergers and spin-offs;

•	transfer of all of the company’s assets; and

•	profit and business transfer agreements.

     No consent of the general meeting is required in case of a merger with a 90% shareholder.

     Committees

     In addition to the activities listed above, the Supervisory Board has several committees, including a financial committee (Finanzausschuß) and a chairing committee (Präsidium). The members of the financial committee are Rainer Wieltsch, Stephan Koren and Michael Kolek. This committee is responsible for recommending independent auditors and yearly financial statements to the Supervisory Board. The chairing committee, whose members are Peter Michaelis and Edith Hlawati, determines the bonus of the Management Board.

     Shareholders’ rights

     Our bearer shares are freely tradable. We know of no existing limitations that limit the rights of non-Austrians to own our bearer shares or to exercise voting rights in accordance with the procedures described above.

     In the ordinary shareholders’ meeting of June 12, 2002, our shareholders passed a resolution which provided for the conversion of all outstanding registered shares into bearer shares, by amendment of Sec. 4 of our Articles of Association. The amendment to our Articles of Association was submitted to the Commercial Register of Vienna for registration and duly registered on June 20, 2002. All of the converted shares are admitted for trading on the Vienna Stock Exchange, effective November 6, 2002.

     Provided the shareholders’ shares have previously been deposited as described above, each shareholder has the right to attend the shareholders’ meetings, to ask questions in connection with any matter on the agenda set out in the invitation notice and to vote upon any resolution. Each shareholder is entitled to one vote per share. Each shareholder entitled to vote may exercise his voting rights by written proxy. The proxies must be deposited with and remain in the custody of the company.

     A shareholder or group of shareholders whose shares in the aggregate represent at least 1/5 of our nominal share capital, is entitled to request the enforcement of claims for damages by the company against members of the Management Board, the Supervisory Board, or third parties if it is determined that these persons have engaged in illegal conduct. A minority shareholder or group of shareholders whose shares in aggregate represent at least 1/10 of our nominal share capital is entitled to:

•	request a special audit of transactions in connection with the creation of Telekom Austria or with the management thereof, if the transaction was carried out within the last two years and, if such request has been rejected by a shareholders’ resolution, to apply to a court to request the appointment of special auditors;

•	veto the appointment of auditors and petition the court to request the appointment of other auditors for a special audit;

•	request the adjournment of the shareholders’ meeting if certain items of the annual financial statements are objected to by minority shareholders;

•	veto the appointment of auditors for cause. This veto right may also be exercised by any shareholder or group of shareholders holding shares with a total nominal value of at least EUR 700,000;

•	petition the court to request the revocation for cause of members of the Supervisory Board nominated by the shareholders; and

•	request separate consolidated financial statements for companies within our group prepared according to Austrian or foreign accounting principles. This right may also be exercised by any shareholder or group of shareholders holding shares with an aggregate nominal value of at least EUR 1,400,000.

     A minority shareholder or group of shareholders whose shares in aggregate represent at least 1/20 of our nominal share capital is entitled to:

•	request that a shareholders’ meeting be called or, upon court approval, to call the meeting themselves if the Management Board or the Supervisory Board does not comply with this request;

•	request that a topic be put on the agenda of the shareholders’ meeting;

•	enforce damages against the Management Board, Supervisory Board or shareholders if audit reports reveal facts or actions that may constitute a basis for liability;

•	petition the court to request the appointment or revocation for cause of liquidators, and request a special audit of the annual financial statements during the liquidation period and apply to a court to request the appointment of auditors. This right may also be invoked by any shareholder or group of shareholders holding shares with a total nominal value of at least EUR 350,000;

•	appeal against a shareholders’ resolution if by this resolution the depreciation adjustments and reserves have been affected to an extent exceeding the maximum amounts permissible under the Stock Corporation Act or our Articles of Association; and

•	request separate consolidated financial statements for companies within our group prepared according to Austrian or foreign accounting principles. This right may also be exercised by any shareholder or group of shareholders holding shares with an aggregate nominal value of at least EUR 700,000.

     To be valid, every resolution adopted at a shareholders’ meeting must be recorded in the minutes prepared by an Austrian notary public who must be present at the meeting and authenticates the minutes after they have been signed by the chairman of the meeting.

     Important rules regarding acquisitions

     Each domestic or foreign shareholder of a company listed on the Vienna Stock Exchange must notify the Exchange, the Austrian Federal Securities Authority and Telekom Austria itself within seven days of any acquisition or disposition of direct or indirect interests that results in that shareholder’s voting rights exceeding, equaling, or falling below the following thresholds: 5, 10, 15, 20, 25, 30, 35, 40, 45, 50, 75 or 90% of the voting rights of Telekom Austria. The Company is required to publish any such event or a reference to where that information can be found in the Austrian newspaper, Wiener Zeitung, within nine days of notification. The same applies to shares that are subject to option and trust arrangements and to banks that exercise voting rights on behalf of beneficial owners.

     Under certain circumstances, the acquisition of shares may be subject to approval by the Austrian Cartel Court or the European Commission.

Preemptive rights

     According to the Stock Corporation Act, shareholders generally have statutory rights to subscribe for additional shares issued by the company for cash on a pro rata basis. These preemptive rights must be exercisable during a period of at least two weeks. The Management Board is required to publish a notice of the commencement and duration of this period in the Austrian newspaper Wiener Zeitung. Preemptive rights not exercised within this period lapse.

     In case of an increase of share capital, the shareholders exercise their preemptive rights by notifying Telekom Austria and delivering a duly executed subscription application in the form required by the Stock Corporation Act. We may also issue new shares to a bank who undertakes to offer the new shares to the shareholders who would otherwise have direct preemptive rights. In this case the shareholders will have the same rights against the bank. Preemptive rights may be transferred and, if applicable, by delivery of a coupon evidencing the transferred rights. If the shares to which the preemptive rights relate are held in a clearing system, the rights may be transferred in accordance with the rules of that clearing system.

     Statutory preemptive rights may be excluded by a resolution of the shareholders’ meeting when deciding on a capital increase only or the shareholders may authorize the Management Board, with the consent of the Supervisory Board, to exclude these rights when issuing new shares out of authorized capital. If the shareholders authorize the Management Board to effect capital increases by means of authorized capital with exclusion of preemptive rights, the shareholders cannot later prevent such exclusion in the context of any individual use of authorized capital. If preemptive rights are to be excluded, the Management Board is required to report the reason for the exclusion of preemptive rights to the shareholders. Stock options are considered an adequate reason for the exclusion of the shareholder’s preemptive rights according to the Stock Corporation Act. The exclusion of the shareholders’ preemptive rights requires a majority of at least 75% of the votes represented at the shareholders’ meeting. The intention to exclude the preemptive rights has to be notified to the shareholders together with the invitation notice at least 14 days before the shareholders’ meeting.

Repurchase of shares

     Under the Stock Corporation Act, we may repurchase our own shares only for limited circumstances, including:

•	prevention of substantial damage to the company;

•	allocation of shares to employees; key employees or members of the management or the Supervisory Boards; the repurchase must be authorized by a resolution of the shareholders’ meeting; not exceeding 18 months and must identify the price range and the number of shares to be repurchased;

•	compensation for minority shareholders as permitted by law; and

•	share buy-back program for up to 10% of the share capital based on an authorization of the management by a shareholders’ resolution for a duration of up to 18 months, whereby the price range and duration must be specified.

     On October 4, 2000 our shareholders authorized our Management Board to re-purchase up to 5,800,000 of our shares until April 4, 2002. No shares were re-repurchased and the authorization was not extended.

Liquidation

     In the event of the liquidation of Telekom Austria, the assets remaining after the payment of all outstanding debts will be distributed among the shareholders. The distribution will be made in proportion to the shareholdings of each shareholder, unless there are multiple classes of shares with different rights to participate in the liquidation proceeds. If the capital contributions have not been made in the same proportion for all shares, the capital contributions will first be repaid to the shareholders and then the remainder of the proceeds, if any, will be distributed in proportion to shareholdings.

     If our assets are not sufficient to repay the amount of capital paid in, the shareholders will bear the loss in proportion to their participation in the share capital. Outstanding payments or contributions will be collected by Telekom Austria.

Takeover rules

     Public offers for a part or all of the shares of Austrian companies listed on the Vienna Stock Exchange are subject to the rules of the Austrian Takeover Act. The law differentiates between voluntary offers and compulsory offers.

     A compulsory offer must be made when a shareholder or a group of shareholders or any third person or persons acting in concert have gained a direct or indirect controlling interest over a listed company. According to the Takeover Act a direct or indirect controlling interest is established by:

•	ownership of the majority of the target company’s voting rights;

•	the right to appoint or dismiss the majority of the members of the Management Board or Supervisory Board; or

•	the ability to exert a controlling influence over the business of the target company.

     The Takeover Commission has issued an ordinance giving additional guidance as to other situations in which a rebuttable presumption of controlling interest exists. According to this ordinance, the rebuttable presumption of controlling interest means the acquisition of:

•	30% of the voting rights of a company; or

•	between 20% and 30% of the voting rights of a company if this amount would have comprised a majority of the votes present at the last three consecutive shareholders’ meetings.

     The Takeover Commission has also issued an ordinance according to which a bidder with a controlling interest without a majority of votes is required to make a compulsory offer each time it acquires at least a further 2% of the target’s shares within a period of 12 months.

     The offer price for a compulsory offer must be at least equal to the average stock price during the last six months and must be at least equal to the highest share price paid by the bidder during the last 12 months less a discount of no more than 15%. A compulsory offer must comprise a cash payment for the shares, although other shares may also be offered as consideration. However, it is in the sole discretion of the shareholder to accept other than cash consideration.

     The Takeover Act requires that the bidder prepare offer documents which must be examined by an independent expert before being filed with the Takeover Commission and the target company. The management of the target company has to issue a statement on the offer. Any higher bid or other competitive bids have to follow the same rules. From the time of the publication by a bidder of its intention to submit a public offer, a target company, may not generally undertake measures to jeopardize the offer. The bidder must refrain from selling any shares in the target company. The violation of any material legal provisions may result in the suspension of voting rights and fines imposed by the Takeover Commission.

     Material contracts

     For a summary of our agreements with our major shareholders, see “Relationship with Major Shareholders”.

     Exchange controls

     We know of no Austrian laws, decrees, regulations or other legislation that limits the import or export of capital or the payment of dividends to shareholders or ADS holders who do not reside in Austria.

TAXATION

Austrian taxation

     The following description of the material Austrian tax consequences of ownership of Telekom Austria’s shares or ADSs is based on current law and practice as to matters of Austrian taxation. It does not purport to be a complete analysis of all potential tax effects relevant to a decision to invest in the shares or ADSs and makes no claim to fully present all of the tax-related considerations related to the acquisition and disposition of the shares or ADSs. Potential purchasers of shares or ADSs should consult their own lawyers or tax advisors to receive information about the tax consequences of the purchase, the ownership and the disposition, in a sale or as a gift, of the shares or ADSs and regarding the procedures required for a potential refund of Austrian withholding tax. Only the investors’ own advisors are in a position to appropriately consider the particular tax situation of that person.

     All individuals resident in Austria are subject to Austrian income tax on their worldwide income (unlimited tax liability). Non-residents are taxed on income from certain sources in Austria only (limited tax liability).

     Corporations resident in Austria (domestic corporations) are subject to corporate income tax on their worldwide income whether or not remitted to Austria. Non-resident corporations (foreign corporations) engaged in a trade or business in Austria are taxed on certain Austrian source investment and other passive income and on income that is effectively connected with the conduct of a trade or business in Austria. Non-resident corporations not engaged in an Austrian trade or business are taxed only on certain Austrian source investment and other passive income.

     For Austrian tax purposes and for purposes of the Austria-United States treaty, holders of ADRs evidencing ADSs will be treated as owners of the shares represented by those ADSs.

     Corporate income tax

     Austrian stock corporations are subject to a corporate income tax rate of 34% of their taxable income. The corporate income tax amounts to a minimum of 5% of a quarter of the minimum share capital of an Austrian stock corporation for each quarter of the fiscal year. This amounts to € 3,500 annually for Telekom Austria, irrespectively whether any taxable earnings are generated. Any portion of this minimum tax exceeding the actual corporate income tax payable can be carried forward indefinitely and can be offset against corporate income tax becoming due in later periods.

     Taxation of dividends

     Residents of Austria

     Dividends distributed by an Austrian stock corporation to its shareholders are subject to withholding tax (Kapitalertragsteuer) to be withheld by the company at a rate of 25% of the paid-out dividends. The company or the bank paying the dividend on behalf of the company must give each shareholder a receipt indicating the amounts of the dividend income and of the withholding tax, the payment date and the period for which the dividends have been paid and information about which tax office the withholding tax amount was transferred to.

     For natural persons subject to unlimited tax liability in Austria, the withholding tax is in principle treated as a final payment of income tax. If the natural person’s income tax to be levied on dividends according to the income tax schedule is lower than the withholding tax, it will be deducted against the income tax liability and any excess amount will be refunded to the shareholder. In such cases, reduced rates of income tax amounting to one half of the average income tax rate apply.

     For corporations subject to unlimited tax liability in Austria, dividend income is tax exempt and any withholding tax withheld will be set off against corporate income tax under the Austrian Corporate Income Tax Act. If the corporate income tax payable is lower than the sum of all amounts to be set off, the difference is to be credited to the corporation. Withholding tax does not have to be withheld if a corporation subject to unlimited tax liability in Austria directly owns at least 25% of the share capital of the corporation paying out the dividend.

     Non-residents of Austria

     The standard rate of dividend withholding tax under Austrian law amounts to 25% of the distributed dividend.

     Austria currently has double taxation treaties with more than 50 countries including the United Kingdom, the United States, France, Germany, Japan, The Netherlands and Switzerland. These treaties basically follow the scheme of the model convention of the Organization of Economic Co-operation and Development (OECD). As a general rule, the withholding tax in many of these treaties is reduced to 15%. Most Austrian treaties provide for a tax credit system with regard to the double taxation of dividends so that Austrian tax payable in accordance with the relevant treaty will be treated as a credit against tax payable on the dividend in the country of residence of the recipient.

     Relief at source may be available if the Austrian ministry of finance has not issued any special decree prohibiting its application under the relevant tax treaty. If available, the shareholder will have to provide a certificate of residence to prove that he is a resident in the state with which the applicable tax treaty was concluded. Special decrees have been issued with respect to some tax treaties concluded by Austria, under which the full amount of withholding tax must initially be deducted. The shareholder is then entitled, under Section 240 of the Federal Administrative Code, to claim a refund of the tax withheld in excess of the rate provided for in the applicable tax treaty.

     Special tax rules for U.S. shareholders

     For purposes of the following discussion, the “U.S. treaty” refers to the current income tax treaty between Austria and the United States. A U.S. investor described below under “United States federal income taxation” will be an eligible U.S. shareholder or ADS holder if the U.S. investor:

•	is a resident of the United States, for purposes of the U.S. treaty;

•	does not hold the ordinary shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of services through a fixed base in Austria; and

•	is otherwise eligible for benefits under the U.S. treaty with respect to income and gain from the ordinary shares or ADSs.

     Dividends paid by an Austrian corporation to a U.S. investor are subject to Austrian dividend withholding tax (Kapitalertragsteuer) to be withheld by us. The standard dividend withholding tax under Austrian law amounts to 25% of the amount of the dividend. If you are an eligible U.S. shareholder or ADS holder and are the beneficial owner of the dividends received, the U.S. treaty limits the rate of Austrian tax to 15% of the gross amount of the dividends. The U.S. treaty limits the rate of Austrian income tax further to 5% of the gross amount of the dividends if the beneficial owner is a company (not a partnership) that directly owns at least 10% of our voting stock.

     Withholding tax relief at the source is not available under the U.S. treaty. In order to obtain a reduced tax rate of withholding taxes under the U.S. double taxation treaty, a U.S. shareholder will generally have to file an application with the Austrian tax authority requesting the reduced tax rate of withholding taxes together with a certification by the U.S. tax authority that the shareholder is a U.S. resident under the treaty. The Austrian Federal Ministry of Finance has established a simplified system for the refund of Austrian withholding taxes under the regime of double taxation treaties (including the U.S. treaty) according to which a new tax form is to be used for applications requesting the reduced tax rate. This form is also available in a German and English language download-version from the website of the Federal Ministry of Finance (http://www.bmf.gv.at).

     There are currently no explicit procedures for ADR holders to obtain the U.S. treaty rate either at source or by refund. We together with the Bank of New York as Depositary, will use reasonable efforts to develop a procedure for ADR holders to obtain the U.S. treaty rate either at source or by refund. However, we currently cannot guarantee that ADR holders will be able to obtain the U.S. treaty rate at source or by refund.

     Taxation of capital gains

     Residents of Austria

     Capital gains from the sale of shares or ADSs by resident individuals are taxable as income if:

•	a shareholder sells shares or ADSs within 12 months of purchase (deemed speculative by tax legislation);

•	in the absence of speculative transactions, a shareholder held a substantial shareholding of at least 1% of the share capital at any time during a five year period prior to the sale of the shares or ADSs.

•	the shares or ADSs are part of a domestic business property.

     For natural persons speculative gains are subject to taxation as income at regular rates if such gains exceed EUR 440 in one year. All other capital gains mentioned above that are achieved by natural persons are subject to reduced rates of income tax amounting to one-half of the average income tax rate. All capital gains generated from shares or ADSs that are business-connected property are generally subject to taxation as income at regular rates. Reduced rates of income tax amounting to one half of the average income tax rate are applicable only when the shares are sold after a 12-month period from purchase has elapsed.

     Corporations subject to unlimited tax liability in Austria are subject to corporate income tax on any capital gains realized from any sale of shares or ADSs.

     If an Austrian resident shareholder changes his permanent residence to a foreign country, Austria loses its right of taxation according to treaty rules although domestic legislation in principle provides for Austria’s right of taxation if the shareholder owned at least 1% of the share capital at any time during a five year period prior to the sale of the shares. A change of residence of this type is therefore considered a sale under Austrian income tax law, and shareholders risk incurring taxable income in case of the change of residence.

     Non-residents of Austria

     Under current Austrian law, any capital gains resulting from the disposal of shares or ADSs by a non-resident shareholder are not subject to taxation in Austria. If, however, within the last five years prior to the disposal, a non-resident shareholder’s shareholding has at any time equaled or exceeded 1% of the company’s issued share capital, the non-resident will be subject to tax on those capital gains unless an applicable double taxation treaty provides relief. Dividends paid in the assessment period of the year of disposal which were subject to withholding tax are not taxable as capital gains. Under the U.S. treaty, gains from the disposal of shares or ADSs by an eligible U.S. shareholder are explicitly exempt from tax in Austria.

     Taxation of other income

     Residents of Austria

     Discounts on the issue price of the shares or ADSs are generally not treated as capital income. If, however, the discount is granted in exchange for consideration from the shareholder, such as renouncement of certain uses or rights, according to a recently published opinion issued by the ministry of finance such discount will be taxable as other income at the standard tax rate unless the income does not exceed EUR 220 per year. “Loyalty” bonuses granted to the shareholder for not selling the shares for a certain period of time are also not generally treated as capital income subject to withholding tax. However, these bonuses are also treated as other income and subject to tax at the standard tax rate unless the income does not exceed EUR 220. Please consult your tax advisor regarding the application of these rules.

     Non-residents of Austria

     The above mentioned tax consequences of discounts on the issue price are not applicable.

     Inheritance and gift tax

     Residents of Austria

     Inheritance and gift tax is levied on inheritances, gifts and special purpose donations, as defined in the Inheritance and Gift Tax Act. The rate of gift tax varies from 2% to 60% depending upon the value of the donated shares and upon the relationship of the beneficiary to the deceased or the donor. The tax is imposed on total market value transferred. Various tax exemptions apply for family members and relatives. Beginning with the year 2001, no tax is levied upon inherited shares if the testator’s shareholding was below 1% of the company’s issued share capital.

     Non-residents of Austria

     Shares or ADSs held by non-resident shareholders are not subject to Austrian inheritance and gift tax on a transfer to another non-resident of Austria by reason of death or donation. Non-resident shareholders include Austrian citizens who have not resided in Austria for at least two years. In all other cases, the transfer of shares or ADSs due to death or as a gift by shareholders is subject to inheritance and gift tax.

     Special rules may apply under any applicable double taxation treaty. If no such treaty applies, foreign inheritance and gift taxes can be credited against the Austrian inheritance and gift tax by the Austrian ministry of finance if reciprocal treatment is available. Reciprocity exists if the foreign country does not levy inheritance or gift tax on assets located in Austria or if the foreign country allows Austrian inheritance and gift tax as a credit against its own inheritance and gift tax. Applications for such credit must be filed with the Austrian ministry of finance.

     Under the current Estate and Gift Tax Treaty between Austria and the United States, transfers of shares or ADSs by eligible U.S. shareholders are not subject to Austrian tax.

     For more detailed information, reference is made to the double taxation treaty, if any, concluded with the non-resident shareholder’s country of residence.

United States federal income taxation

     Overview

     The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and sale of Telekom Austria’s shares, including shares represented by ADSs evidenced by ADRs that are generally applicable to the U.S. holders described below. For these purposes, you are considered a U.S. holder if you are a beneficial owner of the shares or ADS and one of the following:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

     This discussion only applies to shares or ADSs held by a U.S. holder as capital assets.

     This discussion is based on the tax laws of the United States currently in effect, including the Internal Revenue Code of 1986, as amended, Treasury Regulations, administrative announcements, and judicial decisions, as well as the U.S. treaty. These laws may change, possibly with retroactive effect. This discussion does not address U.S. state, local or non-U.S. tax consequences. This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for United States federal income tax purposes. Accordingly, the analysis of the creditability of Austrian taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

     Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address purchasers subject to special rules, including:

•	persons subject to the alternative minimum tax;

•	insurance companies;

•	tax-exempt entities;

•	dealers in securities;

•	financial institutions;

•	persons who own the shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of the share or ADSs and one or more other positions for tax purposes;

•	persons whose functional currency is not the U.S. dollar; or

•	persons who actually or constructively own 10% or more of our voting stock.

     U.S. holders should consult their tax advisers with regard to the application of U.S. federal income tax laws to the shares or ADSs, whether they are eligible for benefits under the U.S. treaty and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions. For U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as owners of the shares represented by those ADSs and the discussion of U.S. federal income tax consequences to holders of ADSs applies as well to holders of shares.

     Taxation of dividends

     Distributions received on the shares or ADSs, including the amount of any Austrian tax withheld, other than certain pro rata distributions of shares or rights to acquire shares or ADSs, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. U.S. holders will not be entitled to claim a dividends received deduction for dividends paid on the shares or ADSs. The amount of any cash distribution paid in Euro, including the amount of any Austrian tax withheld, will be equal to the U.S. Dollar value of such Euro on the date the dividend distribution is received by the U.S. holder regardless of whether the payment is in fact converted into U.S. Dollars. Gain or loss, if any, recognized on the sale or other disposition of such Euro will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Distributions in excess of current and accumulated earnings and profits will be treated as a return on capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

     Subject to certain limitations and restrictions, Austrian taxes withheld from distributions will be eligible for credit against a U.S. holder’s U.S. federal income tax liability. To the extent a refund of the tax withheld is available to you under Austrian law or under the U.S. treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Furthermore, you will not be allowed a foreign tax credit for foreign taxes withheld on distributions if you:

•	have held the shares or ADSs in a capacity in which you are not protected from risk of loss for less than a specified minimum period;

•	are under an obligation to make related payments with respect to positions in “substantially similar or related property”; or

•	hold the shares or ADSs in arrangements in which your expected economic profit, after non-United States taxes, is not substantial.

     The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distribute with respect to the shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of these withholding taxes.

     Taxation of capital gains

     You will recognize a capital gain or loss for U.S. federal income tax purposes on the sale or exchange of shares or ADSs in the same manner as you would on the sale or exchange of any other shares held as capital assets. As a result, you will generally recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted basis in the shares or ADSs. The gain or loss will generally be U.S. source income or loss. You should consult your own tax adviser about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

     Information reporting and backup withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the holder is a corporation or other exempt recipient or (ii) the holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to a holder will be allowed as a credit against your United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and file periodic reports and other information with SEC. We filed a registration statement on Form F-1 under the Securities and Exchange Act which includes documents described in this Annual Report. We have filed and will continue to file our annual reports on Form 20-F and have furnished our interim reports and other material information on Form 6-K.

     A copy of our United States public filings, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our previous filings are also available for reading and copying at our offices and the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, United States. In November 2002, we started to be an electronic filer. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The annual reports of Telekom Austria may be obtained, and are available for inspection, during regular business hours at Telekom Austria’s registered office, Schwarzenbergplatz 3, A-1010 Vienna, Austria. In the course of 2003, we expect to relocate our corporate headquarters and registered office to Lassallestraße 9, A-1020 Vienna, Austria. We also maintain an internet site at http://www.telekom.at. Our website and the information contained therein or connected thereto shall not be deemed to be part of this document.

     Our shares have been admitted to listing with the Vienna Stock Exchange (Austria). As a result of the Vienna Stock Exchange listing of our ordinary shares, we are subject to the informational reporting requirements of the Austrian Exchange Act of 1989, as amended. In accordance with this law, we are required to file three quarterly reports, our annual business reports, our approved financial statements, notice of our shareholders’ meeting and of dividend distributions, issuance of new shares and exercise of subscription or conversion rights, modification of shareholders’ rights, substantial modifications in stake holdings formerly published if known to the corporation, the Austrian paying agent, buy-back programs relating to the listed shares and any new facts likely to have a significant influence on the share price. Most of these filing requirements comprise an additional communication to the Austrian Financial Market Authority. All the information mentioned above is publicly available and may be inspected and copies thereof may be obtained at the Vienna Stock Exchange, Wallnerstraße 8, A-1014 Vienna, Austria. Information relating to quarterly reports, annual reports, shareholders’ meetings and notices of new price sensitive facts can also be found on the Vienna Stock Exchange’s website http://www.wienerboerse.at under the icons “Investor center”, “Investor relations” and “Corporate calendar.”

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to market risks, including interest rate and foreign currency exchange rate risk associated with underlying assets, liabilities and anticipated transactions. We selectively enter into derivative financial instruments to manage the related risk exposures pursuant to our policies in areas such as counterparty exposure and hedging practices. These policies have been approved by our senior management. We do not hold or issue derivative financial instruments for trading or speculative purposes.

     We invest excess liquidity in instruments with counterparties approved by our Debt Management Committee which in the case of all long-term instruments and derivatives are counterparties with a rating of “A-” or higher from Standard & Poor’s Ratings Group or an equivalent rating from another globally recognized rating agency.

     The following discussion and tables, which constitute “forward-looking statements” that involve risk and uncertainties, summarize our market-sensitive financial instruments including their fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Interest rate risk

     We regard changing interest rates as our major market risk exposure. A high proportion of our long-term debt has fixed rates of interest, mitigating our exposure to fluctuating interest rates. However, the fair value of our fixed rate debt increases when market rates are below the rates fixed on these loans. We achieve fixed rates on our borrowings either directly through the use of fixed rate debt or indirectly through the use of interest rate swaps. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.

     The following tables summarize the nominal and fair values, maturity and contract terms of our interest rate sensitive financial instruments at December 31, 2002 for Telekom Austria on a consolidated basis including mobilkom austria group. In the tables that follow, “average pay rate” represents the weighted average interest rate applicable as at December 31, 2002. This interest rate is applied to the notional principal amount under the relevant interest rate swap contract to determine the amount of interest that we must pay. “Average receive rate” represents the weighted average interest rate applicable at December 31, 2002. Again, this interest rate is applied to the notional principal amount under the relevant interest rate swap contract to determine the amount of interest that we receive. The notional principal amounts under the relevant contracts are the amounts used notionally to calculate the amount of interest to be paid or received as appropriate and are not actually received by either party and are not, therefore, repayable under the terms of the contract.

	Amounts subject to interest rate risk at December 31, 2002
	Maturities, year ended December 31,

						2008 and		Fair
	2003	2004	2005	2006	2007	thereafter	Total	Value

	(in EUR thousands, except percentages)
ASSETS:
Cash at bank and in hand:
Fixed rate	27,337	—	—	—	—	—	27,337	27,337
Average interest rate (%)(1)	2.53%	—	—	—	—	—	2.53%
Short-term investments:
Fixed rate	5,327	—	—	—	—	—	5,327	5,327
Average interest rate (%)	4.07%	—	—	—	—	—	4.07%
Accounts Receivables with related parties (financing)
Variable rate	149	—	—	—	—	—	149	149
Average interest rate (%)(1)	3.17%	—	—	—	—	—	3.17%
Non-current investments:
Securities available for sale	19,880	—	—	—	—	—	19,880	18,948

(1)	Weighted average of the year end interest rates applicable to the outstanding amounts.

	Liabilities and related derivative instruments subject to interest rate risk at December 31, 2002

	Maturities, year ended December 31,

						2008 and		Fair
	2003	2004	2005	2006	2007	thereafter	Total	Value

	(in EUR thousands, except percentages)
LIABILITIES:
Lines of Credit:
Fixed Rate	5,823	—	—	—	—	—	5,823	5,823
Interest rate (%)(1)	3.78%	—	—	—	—	—	3.78%
Short-term borrowings
Fixed rate	737,144	—	—	—	—	—	737,144	737,144
Average interest rate (%)	4.02%	—	—	—	—	—	4.02%
Bonds:
Fixed rate	365	2,546	3,635	182	—	—	6,728	6,986
Average interest rate (%)(1)	6.00%	6.71%	6.46%	6.00%	—	—	6.52%
Variable rate	23,463	—	145,346	—	—	—	168,809	168,809
Average interest rate (%)(1)	4.75%	—	3.37%	—	—	—	3.56%
Loans:
Fixed rate	326,107	208,891	365,386	446,925	40,589	265,968	1,653,866	1,776,731
Average interest rate (%)(1)	6.38%	6.58%	5.78%	5.98%	5.84%	5.60%	6.03%
Variable rate	109,060	212,494	82,083	85,110	121,219	99,511	709,477	709,477
Average interest rate (%)(1)	3.51%	2.36%	3.57%	3.97%	3.71%	4.92%	3.46%
Payables to related parties (financing)
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate (%)(1)	—	—	—	—	—	—	—
Variable rate	408	—	—	—	—	—	408	408
Average interest rate (%)(1)	2.72%	—	—	—	—	—	2.72%
Lease obligations, excluding Cross-Border Leases:
Fixed rate	5,340	2,137	56	18	—	—	7,551	7,262
Average interest rate (%)(1)	6.49%	3.58%	3.58%	3.58%	—	—	5.64%

SWAP AGREEMENTS:
Euro interest rate swap agreements:
Variable to fixed (2)	—	36,336	145,346	—	—	—	181,682	(16,645)
Average pay rate (%)	—	5.71%	6.66%	—	—	—	6.47%
Average receive rate (%)(3)	—	3.24%	3.37%	—	—	—	3.35%
Japanese Yen interest rate swap agreements:
Variable to fixed (2)	—	80,392	—	—	—	—	80,392	(4,351)
Average pay rate (%)	—	3.15%	—	—	—	—	3.15%
Average receive rate (%)(3)	—	0.01%	—	—	—	—	0.01%
Foreign currency swap agreements:
Buy Euro	—	—	176,635	—	—	—	176,635	33,794
Average fixed interest rate (%)	—	—	7.65%	—	—	—	7.65%
Sell Swiss Franc	—	—	206,555	—	—	—	206,555
Average fixed interest rate (%)	—	—	5.47%	—	—	—	5.47%
Buy Euro	—	73,554	—	—	—	—	73,554	2,240
Average fixed interest rate (%)	—	6.41%	—	—	—	—	6.41%
Sell Japanese Yen	—	80,392	—	—	—	—	80,392
Average fixed interest rate (%)	—	3.15%	—	—	—	—	3.15%
Foreign currency forward contract
Notional amount in EUR	3,599	—	—	—	—	—	3,599	(160)
Notional amount in USD	3,600	—	—	—	—	—	3,600

(1)	Weighted average of the year end interest rates applicable to the outstanding amounts.

(2)	Represents notional amounts.

(3)	Weighted average of the year-end interest rates.

Currency risk

     The table below provides information for Telekom Austria on a consolidated basis including mobilkom austria at December 31, 2002 relating to liabilities subject to foreign exchange rate risk and foreign currency derivative instruments which have been entered into in connection with principal and interest debt payments denominated in foreign currencies.

	At December 31, 2002 Liabilities and related derivative instruments subject to
	foreign exchange rate risk
	Maturities, year ended December 31,

						2008 and		Fair
	2003	2004	2005	2006	2007	thereafter	Total	Value

	(in EUR thousands, except percentages)
LIABILITIES:
Loans:
Fixed rate	—	—	206,555	—	—	—	206,555	404,172
Average interest rate(%)(1)	—	—	5.47%	—	—	—	5.47%
Variable rate	—	80,392	—	—	—	—	80,392	80,392
Average interest rate(%)(1)	—	0.01%	—	—	—	—	0.01%
Foreign currency swap agreements:
Buy Euro	—	—	176,635	—	—	—	176,635	33,794
Average fixed interest rate(%)	—	—	7.65%	—	—	—	7.65%
Sell Swiss Franc	—	—	206,555	—	—	—	206,555
Average fixed interest rate(%)	—	—	5.47%	—	—	—	5.47%
Buy Euro	—	73,554	—	—	—	—	73,554	2,240
Average fixed interest rate(%)	—	6.41%	—	—	—	—	6.41%
Sell Japanese Yen	—	80,392	—	—	—	—	80,392
Average fixed interest rate(%)	—	3.15%	—	—	—	—	3.15%

(1)	Weighted average of the interest rates applicable to the outstanding amount.

     The fair value of loans and other debt, including bonds, finance leases and liabilities to banks, is estimated based on the present value of fixed-rate instruments using market rates. The carrying amount of short-term positions approximates fair value because of their short maturity. The fair value of securities available for sale is based on quoted market rates. The fair value of derivative instruments generally reflects the estimated amount we would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains and losses of open contracts. The estimated fair values of derivatives used to hedge or modify our risk will vary substantially with future changes in interest rates or with fluctuations in foreign exchange rates. These fair values should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and the overall reduction in our exposure to adverse fluctuations in interest and foreign exchange rates.

Item 12. Description of Securities Other than Equity Securities

     Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None

Item 15. Controls and Procedures

     Within 90 days prior to the date of this report, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

     Not applicable

Item 18. Financial Statements

     See pages F-1 through F-55, which are included in the appendix.

Item 19. Exhibits

     Documents filed as exhibits to this Report:

1.1	The Articles of Association of Telekom Austria AG.

1.2	The By-laws of Telekom Austria AG incorporated by reference to Exhibit 3.2 of the Registration Statement filed on Form F-1 on October 31, 2000.

8.1	Subsidiaries as of the date of this filing (“Structure of Telekom Austria Group”).

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEKOM AUSTRIA AG

By	/s/ Heinz Sundt

Name:	Heinz Sundt
Title:	Chief Executive Officer

By	/s/ Stefano Colombo

Name:	Stefano Colombo
Title:	Chief Financial Officer

Dated: April 16, 2003

CERTIFICATIONS

I, Heinz Sundt, certify that:

1.     I have reviewed this annual report on Form 20-F of Telekom Austria AG;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By	/s/ Heinz Sundt

	Name: Title:	Heinz Sundt Chief Executive Officer

Date: April 16, 2003

I, Stefano Colombo, certify that:

1.     I have reviewed this annual report on Form 20-F of Telekom Austria AG;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By	/s/ Stefano Colombo

	Name: Title:	Stefano Colombo Chief Financial Officer
Date: April 16, 2003

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Telekom Austria Aktiengesellschaft
Consolidated Financial Statements
Independent auditors’ reports	F-2
Consolidated balance sheets as of December 31, 2002 and 2001	F-5
Consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000	F-6
Consolidated statements of cash flows for the years ended December 31, 2002, 2001 and 2000	F-7
Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2002, 2001 and 2000	F-8
Notes to consolidated financial statements	F-9

Independent auditor’s report

The Supervisory Board and Stockholders
Telekom Austria Aktiengesellschaft:

We have audited the accompanying consolidated balance sheet of Telekom Austria Aktiengesellschaft as of December 31, 2002, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of mobilkom austria AG & Co KG and mobilkom austria AG and subsidiaries (collectively “mobilkom”), wholly-owned consolidated subsidiaries (74.999 percent owned unconsolidated subsidiaries from January 1, 2002 to June 28, 2002) whose total assets as of December 31, 2002 constitute 32.2 percent of total consolidated assets and whose revenues for the period from June 28, 2002 to December 31, 2002 constitute 30.7 percent of total consolidated revenues. The Company’s equity in earnings of mobilkom for the period from January 1, 2002 to June 28, 2002 was euro 142,905,720.77. The financial statements of mobilkom were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for mobilkom, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telekom Austria Aktiengesellschaft as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statements of Financial Accounting Standards No. 141 “Business Combinations” and No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002.

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steurberatungsgesellschaft

Vienna,
March 12, 2003

Independent auditor’s report

The Supervisory Board and Stockholder
mobilkom austria AG & Co KG and
mobilkom austria AG:

We have audited the combined consolidated balance sheet of mobilkom austria AG & Co KG and mobilkom austria AG and subsidiaries (collectively “mobilkom”), wholly-owned consolidated subsidiaries of Telekom Austria Aktiengesellschaft (74.999 percent owned unconsolidated subsidiaries from January 1, 2002 to June 28, 2002), as of December 31, 2002, and the related combined consolidated statements of operations, cash flows and changes in stockholders’ equity for the year then ended (not presented separately herein). These combined consolidated financial statements are the responsibility of mobilkom’s management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the specified forms are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of mobilkom as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statements of Financial Accounting Standards No. 141 “Business Combinations” and No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002.

Grant Thornton
Wirtschaftsprüfungs- und Steuerberatungs-GmbH

Vienna,
March 12, 2003

Independent auditors’ report

The Supervisory Board and Stockholders
Telekom Austria Aktiengesellschaft:

We have audited the accompanying consolidated balance sheet of Telekom Austria Aktiengesellschaft and subsidiaries (“Telekom Austria”) as of December 31, 2001, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for each of the years in the two year period then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telekom Austria as of December 31, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton — Jonasch & Platzer Wirtschaftsprüfungs- und Steuerberatungs-OHG	KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Vienna,
March 20, 2002

TELEKOM AUSTRIA AG
CONSOLIDATED BALANCE SHEETS
(in EUR ’000s, except share information)

	December 31,	December 31,
	2002	2001

ASSETS
Current assets
Cash and cash equivalents	27,337	26,393
Short-term investments	5,327	0
Accounts receivable trade, net of allowances of EUR 74,945 and EUR 47,074 as of December 31, 2002 and 2001	451,934	455,272
Receivables due from related parties	6,723	105,979
Inventories	91,261	55,786
Deferred tax assets	4,657	3,822
Prepaid expenses	81,935	25,405
Taxes receivable	22,829	38,069
Assets held for sale	30,512	0
Other current assets	142,743	128,465

TOTAL CURRENT ASSETS	865,258	839,191

Property, plant and equipment, net	5,000,659	4,591,757
Goodwill	590,727	60,244
Other intangible assets, net	725,893	20,406
Investments in affiliates	8,642	510,682
Other investments	162,682	171,504
Deferred tax assets	193,414	323,911
Due from related parties	0	218,018
Other assets	987,063	991,609

TOTAL ASSETS	8,534,338	7,727,322

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	1,309,905	978,092
Accounts payable — trade	649,890	439,529
Accrued liabilities	256,790	131,296
Payables to related parties	37,198	15,982
Deferred income	129,963	55,266
Income taxes payable	6,077	0
Other current liabilities	141,210	59,969

TOTAL CURRENT LIABILITIES	2,531,033	1,680,134

Long-term debt, net of current portion	2,079,885	2,005,226
Lease obligations, net of current portion	1,076,354	1,086,874
Employee benefit obligations	232,529	378,125
Other	104,997	76,569

Stockholders’ equity
Common stock, issued and outstanding shares 500,000,000 with zero par value	1,090,500	1,090,500
Additional paid in capital	452,498	451,677
Retained earnings	969,626	956,837
Accumulated other comprehensive income (loss)	(3,084)	1,380

TOTAL STOCKHOLDERS’ EQUITY	2,509,540	2,500,394

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	8,534,338	7,727,322

see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR ’000s, except share information)

			2002	2001	2000

Operating revenues	a	)	3,118,064	2,659,660	2,814,397
Operating expenses	b	)
Materials			(196,434)	(71,908)	(108,167)
Employee costs, including benefits and taxes			(571,329)	(567,128)	(856,718)
Idle workforce			(29,389)	(51,952)	(8,881)
Depreciation and amortization			(1,016,312)	(904,075)	(913,744)
Impairment charges			(41,871)	(145,126)	(2,145)
Net loss from retirement of long lived assets			(18,715)	0	0
Other operating expenses			(1,186,639)	(1,114,910)	(1,223,918)

OPERATING INCOME (LOSS)			57,375	(195,439)	(299,176)

Other income (expense)
Interest income	c	)	88,191	82,683	78,552
Interest expense	d	)	(244,628)	(240,986)	(239,914)
Dividend income			448	2,229	1,405
Equity in earnings of affiliates			140,543	195,450	36,314
Other, net			1,882	(44,005)	(38,196)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTERESTS AND EXTRAORDINARY ITEMS			43,811	(200,068)	(461,015)

Income tax (expense) benefit			(26,112)	94,913	178,829
Minority interests			(4,910)	530	75

INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS			12,789	(104,625)	(282,111)
Extraordinary loss, net of tax			0	0	(3,453)

NET INCOME (LOSS)			12,789	(104,625)	(285,564)

Basic and fully diluted earnings per share			0.03	(0.21)	(0.57)

Basic and fully diluted earnings per share excluding extraordinary items			0.03	(0.21)	(0.56)

a) includes revenues from related parties of			147,990	293,459	289,818
b) includes operating expenses from related parties of			178,857	314,769	309,094
c) includes interest income from related parties of			4,992	17,619	3,138
d) includes interest expense from related parties of			938	749	13,045

see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR ’000s, except share information)

	2002	2001	2000

Cash generated from operations
Net income	12,789	(104,625)	(285,564)
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	1,058,183	1,049,201	915,889
Employee benefit obligation — non cash	(49,840)	3,145	262,058
Allowance for doubtful accounts	39,184	14,818	26,483
Change in deferred taxes	33,498	(94,969)	(180,726)
Equity in earnings of affiliates in excess of dividends received	(45,801)	(80,731)	30,805
Stock purchase plan	0	0	7,196
Loss (gain) on sale of investments	195	0	(524)
Loss on disposal / retirement of equipment	17,280	38,922	35,161

	1,052,699	930,386	1,096,342

Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	175,522	24,401	94,224
Due from related parties	3,759	69,050	(12,508)
Inventories	6,052	19,030	4,920
Prepaid expenses	(13,792)	(8,874)	2,005
Other assets	4,772	(47,568)	7,808
Accounts payable — trade	10,979	(85,734)	143,480
Employee benefit obligation	(102,565)	(73,592)	(61,985)
Accrued liabilities	3,881	(54,414)	38,723
Due to related parties	17,088	3,830	(27,054)
Other liabilities	230	170,490	7,282

	105,926	16,619	196,895

	1,171,414	842,380	1,007,673

Cash from (used in) investing activities
Capital expenditures, including interest capitalized	(560,742)	(459,039)	(601,538)
Acquisitions and investments, net of cash acquired	(665,128)	(4,759)	(334,662)
Proceeds from sale of equipment	49,819	12,106	16,133
Purchase of investments — short-term	(1,629)	(2,790)	(176)
Purchase of investments — long-term	(1,107)	0	0
Sale (purchase) of American call for stock option plan	2,609	0	(12,527)
Proceeds from sale of investments — short-term	6	8	36,336
Proceeds from sale of investments — long-term	225	1,285	2,719

	(1,175,947)	(453,189)	(893,715)

Cash from (used in) financing activities
Principal payments on bonds	(72,673)	(61,845)	(202,030)
Proceeds from issuance of long-term debt	127,857	0	377,553
Principal payments on long-term debt	(406,294)	(335,159)	(138,151)
Change in short-term bank borrowings	237,973	74,968	387,710
Changes in financing with ÖIAG	0	0	(492,516)
Changes from financing with mobilkom austria	114,921	(73,166)	(268,520)
Proceeds from sale of tax benefits	0	14,547	0
Dividends paid	0	0	(140,549)

	1,784	(380,655)	(476,503)

Effect of exchange rate changes	3,693	142	158

Net increase (decrease) in cash and cash equivalents	944	8,678	(362,387)

Cash and cash equivalents at beginning of period	26,393	17,715	380,102

Cash and cash equivalents at end of period	27,337	26,393	17,715

see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in EUR ’000s, except share information)

	Common stock			Retained	Accumulated other
	Number of		Additional paid	earnings	comprehensive	Total stockholders’
	shares	Par value	in capital	(see note 20)	income (loss)	equity

Balance January 1, 2000	500,000,000	1,090,500	452,105	1,487,575	(107)	3,030,073
Dividends declared				(140,549)		(140,549)
Stock purchase plan			7,924			7,924
Change in stock options			(8,352)			(8,352)
Comprehensive loss
Net loss				(285,564)		(285,564)
Unrealized losses on securities, net of EUR 62 deferred income tax					(121)	(121)
Foreign currency translation adjustment					201	201
Total comprehensive loss						(285,484)

Balance December 31, 2000	500,000,000	1,090,500	451,677	1,061,462	(27)	2,603,612
Comprehensive income
Net loss				(104,625)		(104,625)
Net unrealized loss on securities, net of EUR 83 deferred income tax					(162)	(162)
Foreign currency translation adjustment					14,630	14,630
Accumulative effect of accounting change, net of EUR 5,646 deferred income tax					(10,959)	(10,959)
Unrealized net loss of hedging activities, net of EUR 954 deferred income tax					(2,102)	(2,102)
Total comprehensive loss						(103,218)

Balance December 31, 2001	500,000,000	1,090,500	451,677	956,837	1,380	2,500,394
Comprehensive income
Sale of call options, net of EUR (424) income tax			821			821
Net income				12,789		12,789
Net unrealized loss on securities, net of EUR 362 deferred income tax					(687)	(687)
Foreign currency translation adjustment					(6,496)	(6,496)
Unrealized net gain of hedging activities, net of EUR (1,386) deferred income tax					2,719	2,719
Total comprehensive income						8,325

Balance December 31, 2002	500,000,000	1,090,500	452,498	969,626	(3,084)	2,509,540

see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(1)	THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

Description of business, organization and relationship with
the Federal Republic of Austria

     Telekom Austria AG and subsidiaries (the “Company” or “Telekom Austria”) is engaged as a full service telecommunications provider of long distance, local and wireless services, corporate data communication services as well as internet services. The Company also provides services through pay phones and supplying telephones and technical equipment for telephone communication. These activities are conducted and operated primarily in Austria.

     On May 1, 1996, Post und Telekom Austria Aktiengesellschaft (“PTA”) was incorporated as successor to Post und Telegraphenverwaltung. The Poststrukturgesetz (Austrian Post Restructuring Act) provided the basis for the separation of PTA from the Federal Republic of Austria. PTA’s operations included postal services, telecommunications, coach line services and other activities.

     As of December 31, 1997, the postal services, coach line services and other non-telecommunication-related operations of PTA were transferred to different legal entities. The operations remaining related to the telecommunications business and were named Telekom Austria AG.

     In 1998, Telecom Italia SpA (“Telekom Italia”), through its subsidiary STET Internationale Netherlands NV, became a strategic investor in the Company by acquiring 25 % plus one share in Telekom Austria AG from the Austrian government. Telecom Italia previously owned 29.78 % of Telekom Austria but sold 75,000,000 shares on November 4, 2002 in a private placement, reducing its level of ownership to 14.78 % as of December 31, 2002.

     The Federal Republic of Austria, through Österreichische Industrie-Holding AG (“ÖIAG”), continues to be a significant shareholder owning approximately 47.17 % of the voting common stock of the Company. In addition to the transactions described in note (6), the Federal Republic of Austria authorizes and supervises the Rundfunk und Telekom Regulierungs — GmbH (“RTR”), which regulates certain activities of the Company. The government holds the taxing authority for the Austrian operations of Telekom Austria and imposes taxes such as income and value added taxes on the Company.

     All of the Company’s interests in mobile communications business are held through mobilkom austria AG & Co KG (“mobilkom KG”) and mobilkom austria AG and its subsidiaries, collectively these companies are referred to as mobilkom austria. Prior to a change in tax status in the first quarter 2001 this group was called mobilkom austria AG (note 18). Through June 28, 2002, the Company owned 75 % minus one share of the common stock in mobilkom austria AG and a 74.999 % interest in mobilkom KG. The remaining 25 % plus one share of the common stock in mobilkom austria AG and 25.001 % interest in mobilkom KG were held by AUTEL Beteiligungs GmbH (“Autel”) a subsidiary of Telecom Italia Mobile SpA, a publicly-traded subsidiary of Telecom Italia.

     On June 28, 2002, the Company acquired 100 % of Autel, including its 25.001 % equity interest in mobilkom austria, bringing its total interest in mobilkom austria to 100%. Consequently, the Company has consolidated mobilkom austria effective June 28, 2002. The consolidated statement of operations for the year ending December 31, 2002 reflects the Company’s equity in earnings of mobilkom austria through June 28, 2002 and mobilkom austrias’ results of operations for the period June 28, 2002 until December 31, 2002.

Basis of presentation

     The consolidated financial statements of Telekom Austria have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The Company has reclassified certain amounts in prior year financial statements to conform to the current year presentation.

     In December 2001, the RTR enacted a regulation that revised the manner in which phone calls that are both i) initiated and terminated within Austria and ii) require inter-connection between multiple networks, are controlled. Historically, the Company served as a central hub through which all such calls were inter-connected based on agreements in place between the Company and Austrian alternative service providers or mobile phone operators. Accordingly, the Company would recognize revenue and a trade receivable on the interconnection fee charged to the provider on whose network the call was initiated and recognize expense and a trade payable to the provider on whose network the call was terminated. As a result of the new regulation, the Company is no longer a party to such transactions unless the call either originates or terminates on its network. Had the new regulation been in place during 2001 and 2000, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 257,243 and EUR 220,692 for the years ended December 31, 2001 and 2000, respectively, all of which relates to the fixed-line segment. This reduction in revenue would not have a significant impact on consolidated operating income:

	Year ended December 31,

	2001	2001	2000	2000
	adjusted	as reported	adjusted	as reported

Revenues	2,402,417	2,659,660	2,593,705	2,814,397
Operating expenses	(2,597,856)	(2,855,099)	(2,892,881)	(3,113,573)

Operating income	(195,439)	(195,439)	(299,176)	(299,176)

Principles of consolidation

     The consolidated financial statements include the accounts of Telekom Austria AG and all material subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

     Investments in companies in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method. Under the equity method, only the Company’s investments in and net amounts due to and due from the equity investee are included in the consolidated balance sheet. The Company’s share of the investee’s earnings is included in the consolidated operating results and only dividends, cash distributions, loans or other cash received from or paid to the investee are included in consolidated cash flows.

Cash and cash equivalents

     The Company considers cash in banks and highly liquid investments with original maturities of three months or less as cash and cash equivalents. Money market deposits with original maturities of more than three months are classified as short-term investments along with marketable securities.

Marketable securities

     Marketable debt and equity securities, other than investments accounted for by the equity method, are categorized as either available-for-sale or held-to-maturity. Securities classified as available-for-sale are reported at fair value at the balance sheet date and held-to-maturity securities are reported at amortized cost. Unrealized gains

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

and losses on available-for-sale securities are included in accumulated other comprehensive income, net of applicable deferred tax.

Inventories

     Inventories consist of merchandise sold in retail shops and material and spare parts used for the construction of networks, mainly for the Company’s own use. Inventories are valued at the lower of cost or market, cost being determined on the basis of weighted average cost.

Property, plant and equipment

     Property, plant and equipment are stated at cost, which includes certain costs that are capitalized during the installation and expansion of the telecommunication network including material, payroll, direct overhead and interest costs. Value added tax (“VAT”), which is charged by suppliers and refunded by the tax authorities, is not included in cost. Plant and equipment under capital leases are stated at the lower of present value of minimum lease payments or fair value.

     Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Plant and equipment under capital lease and leasehold improvements are amortized on the straight-line method over the lease term or the estimated useful life of the asset, whichever is shorter.

     The useful lives are:

Years

Transmission equipment	3 - 20
Cables and wires	10 - 20
Communication equipment	4 - 10
Software	4 - 8
Furniture, fixtures and other	3 - 8
Buildings and leasehold improvements	10 - 50

     Maintenance and repairs are expensed as incurred while replacements and improvements are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in other operating expenses. In the years ended before December 31, 2001 these gains or losses were reflected in other income or expense.

Goodwill and other intangible assets

     The Company accounts for goodwill and other intangible assets in accordance with the provisions of SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. These statements require that goodwill and other intangible assets with indefinite useful lives not be amortized, but tested for impairment in accordance with SFAS No. 142 at least annually, but also on an interim basis if an event or circumstance indicates that an asset may be impaired. Other intangible assets with estimable useful lives are amortized over their respective useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Asset”.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The goodwill impairment test is a two-step evaluation. The first step requires the Company to compare the fair value and carrying value of any reporting unit, as defined by SFAS No. 142, to which goodwill has been allocated. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists and the second step of the impairment test must be performed. In the second step, the implied fair value of goodwill, determined by allocating the aggregate fair value of the reporting unit to all identifiable tangible and intangible assets, is compared to its carrying amount. Any shortfall in fair value compared to carrying value is recognized as an impairment loss.

     In each reporting period, the Company is required to reevaluate its decision that an other intangible asset has an indefinite useful life each reporting period. If a nonamortizable intangible asset is subsequently determined to have a definite useful life, the intangible asset is written down to the lower of its fair value or carrying amount and amortized prospectively based on its remaining useful life. The impairment test is a comparison of the fair value of the intangible asset with its carrying value. Any excess of carrying value over fair value is recognized as an impairment loss.

     Amortizable intangible assets are stated at cost and are amortized on the straight-line method over their estimated useful life, as shown below:

Years

Wireless and wireline licenses	10 - 15
Patents and proprietary rights	5 - 20
Subscriber base	6
Other	10 - 30

Impairment of long-lived assets and long-lived assets to be disposed of

     The Company accounts for long-lived assets in accordance with the provisions of SFAS No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for sale are reported at the lower of the carrying amount or estimated proceeds less cost to sell.

Internally developed software

     Certain direct and indirect development costs associated with internal-use software, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects, are capitalized and amortized using the straight-line method over a period not exceeding four years, beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, maintenance and training costs and research and development costs are expensed as incurred.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Advertising and promotional costs

     Generally, advertising and promotional costs are expensed as incurred and totaled EUR 153,737, EUR 75,368 and EUR 73,920 for the years ended December 31, 2002, 2001 and 2000, respectively.

Research and development costs

     Research and development costs are expensed as incurred and amounted to EUR 30,338, EUR 21,817 and EUR 28,190 for the years ended December 31, 2002, 2001 and 2000, respectively and are classified in the consolidated statement of operations according to their functional nature.

Income taxes

     Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of an existing asset or liability and its respective tax basis and operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized as income or expense in the period that includes the enactment date.

     Investment tax credits are recognized as a reduction of income taxes in the period in which those credits are granted.

     Deferred income taxes on investments in pass-through enterprises are provided on the excess of the financial statement carrying amount of the investment, including the goodwill within the pass-through enterprise, over the tax basis of the investment.

Earnings per share

     Basic and diluted earnings (loss) per share are computed by dividing consolidated net income (loss) by the weighted average number of common shares outstanding for the year. As the Company will not issue new shares for the stock option plan, but has purchased an American call option to satisfy the obligation, diluted earnings per share equals basic earnings per share, there were no potentially dilutive securities for any of the periods presented.

Concentration of risks

     A portion of the Company’s revenue is derived from services provided to other companies in the telecommunications industry, mainly to alternative telecommunication and cellular companies and internet online services. As a result, the Company has some concentration of credit risk in its customer base. The Company performs ongoing credit evaluations of its large customers’ financial condition to support its receivables. As of the balance sheet dates, the Company does not have any significant concentrations of business transacted with a particular supplier or lender that could, if suddenly eliminated, severely impact operations. The Company also does not have a concentration of available sources of labor, services, franchises, or licenses or other rights that could, if

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

suddenly eliminated, severely impact operations. The Company invests its cash with several high-quality credit institutions.

Foreign currency translation

     Until December 31, 2001, the Company prepared its consolidated financial statements in Austrian schilling and then translated them into Euro using the official fixed exchange rate of 13.7603. Since January 1, 2002 the Company has adopted the Euro as its functional currency.

     Foreign currency receivables and liabilities are recognized at the exchange rate applicable on the transaction date. Unrealized foreign currency losses and gains due to exchange rate fluctuations through the balance sheet date are recognized in the statement of operations.

     The functional currency for the Company’s foreign operations is the applicable local currency. The translation from the applicable foreign currencies to Euro is performed for assets and liabilities using the current exchange rate in effect at the balance sheet date. Revenues and expenses are translated using the weighted average exchange rate during the period. Resulting translation adjustments are recorded as other comprehensive income or loss.

Revenue recognition

     The Company generates revenues from fixed line services to individuals, commercial and non-commercial organizations and other national and foreign carriers. Fixed line services include access fees, domestic and long distance services, including internet, local and fixed line to mobile calls, international traffic, voice value-added services, interconnection, call center services and public payphone services.

     The Company recognizes long distance and local service revenue based upon minutes of traffic processed or contracted fee schedules when the services are rendered. Revenues due from other national and foreign carriers for incoming calls from outside the company’s network are recognized in the period the call occurs.

     Access fees, monthly base fees and lines leased to commercial customers are billed in advance resulting in deferred revenues. These fees are amortized over the period the service is provided. Cash discounts and incentives are accounted for as reductions in revenues when granted.

     Product and other service revenues are recognized when the products are delivered and accepted by customers or when services are provided in accordance with contract terms.

     The installation of customer lines in residences is a separate service and the Company provides this installation service in situations where it is not providing other services. Revenue on such installation work is recognized when the installation work is completed.

     The Company has entered into a limited number of agreements with other telecommunication operators outside of Austria whereby the Company grants some pre-defined access to existing capacity on its physical network in return for similar access to the physical network of the counter party. The Company does not recognize revenue or an obligation to the counter party under such agreements apart from the trade revenue arising from subscriber transactions under normal tariff plans. The benefits and costs of such swap agreements will be reflected in the Company’s results of operations in the periods in which they are realized through reduced interconnection obligations and revenues, respectively.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The Company provides mobile communications services to individuals and commercial and non-commercial organizations through mobilkom austria. mobilkom austria generates revenue primarily by providing digital wireless services as well as value-added services, text and multimedia messaging, m-commerce and information services. To a lesser extent, mobilkom austria generates revenue from the sale of wireless handsets.

     The Company recognizes mobile usage and roaming service revenue based upon minutes of traffic processed or contracted fee schedules when the services are rendered. Revenues due from foreign carriers for international roaming calls are included in revenues in the period in which the call occurs.

     Certain prepaid usage services in the mobile communication segment are billed in advance resulting in deferred revenues. These fees are amortized over the period the service is provided. Cash discounts and incentives are accounted for as a reduction in revenues when granted. Customer acquisition costs are recognized ratably over the contract period as marketing expense when a service contract exists.

     Revenue and related expenses associated with the sale of wireless handsets to distributors are recognized when the products are delivered and accepted, as such sales are separate and distinct from the sale of wireless services.

     Activation fees in excess of related expenses are deferred. Activation fees are recognized as revenues over the average expected contract term. When direct incremental expenses exceed revenues the amounts are not deferred.

     Other service revenues are recognized when delivered and accepted by customers and when services are provided in accordance with contract terms.

Allowance for doubtful accounts

     The Company estimates the portion of its outstanding receivables that are uncollectible based on aging schedules. Based on historical experience, uncollectibility is estimated as an increasing percentage of each aging category. Additionally, the Company records an allowance for specific customers if circumstances indicate non-collectibility.

     The estimated allowance for doubtful accounts relating to receivables sold under the securitizations described in note (5) are recorded as accrued liabilities.

Stock compensation

     The Company accounts for stock-based employee compensation in accordance with the intrinsic value method proscribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Further, the Company accounts for its combination stock option and stock appreciation right plan in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, which requires the plan be accounted for as a stock appreciation right plan.

     The company will recognize a liability and pro rata compensation expense in the first period in which it is probable that the target stock price criteria outlined in the plan will be met. Based on historical trends of the stock and current market conditions, no compensation expense has been recognized under the plan for any of the years presented. Application of the fair-value approach proscribed by SFAS No. 123, Accounting for Stock-Based Compensation, would not effect the amount of compensation expense recognized under this combination plan.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     In 2000, under the stock purchase plan, each eligible employee was allowed to purchase shares worth up to a specified amount at a discount. The Company reported the whole discount as compensation expense in 2000 as no vesting period was agreed. Application of the fair-value approach proscribed by SFAS No. 123, Accounting for Stock-Based Compensation, would not effect the amount of compensation expense recognized under this combination plan.

Derivative financial instruments

     Prior to the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137 and SFAS No. 138, derivative instruments which were not designated as hedges of specific assets, liabilities, or firm commitments were marked to market with any resulting gains or losses recognized in earnings. If there was a direct connection between a derivative instrument and an underlying transaction and a derivative was so designated, gains and losses did not affect earnings until the underlying transaction was realized.

     Effective January 1, 2001, the Company adopted SFAS No. 133, as amended, which requires all derivative instruments, such as interest rate swap contracts and foreign-currency exchange contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or stockholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instruments are recognized in accumulated other comprehensive income in the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the value changes are recognized in earnings immediately. SFAS No. 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

     Upon the adoption of SFAS No. 133, the Company had cash flow hedges only and, therefore, recorded a transition loss of EUR 11,492, net of tax of EUR 5,920, related to the interest rate swap contracts and a transition gain of EUR 533, net of tax of EUR 275, related to the cross currency swap agreements, in other comprehensive income. Additionally, the adoption resulted in the recognition of a derivative instrument asset of EUR 48,359 and a derivative liability of EUR 17,412.

     The Company has entered into various foreign currency forward contracts which are accounted for as free standing derivatives. These forward contracts serve as economic hedges of the Company’s operating exposure to fluctuations in foreign currencies. Changes in the fair values of such forward contracts are recorded directly in income.

Fair value of financial instruments

     The carrying amounts of cash, accounts receivable, accounts payable, receivables due from and payables due to related parties and accrued liabilities approximate their fair value. The fair values of securities held-to-maturity and securities available-for-sale is based on quoted market rates. The fair value of long-term debt and swap agreements is determined based on the cash flows from such financial instruments discounted at the Company’s estimated current interest rate to enter into similar financial instruments.

     The fair value of some investments is estimated based on quoted market prices. For other investments, mainly in unconsolidated subsidiaries and equity investments, for which there are no quoted market prices, the Company estimates the fair value to approximate the carrying value based on the audited financial statements, if available.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Those investments are tested for impairment if losses are generated over an extended period or the business environment changes materially.

Use of estimates

     The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Changes in accounting principles

     Effective January 1, 2002 the Company adopted SFAS Nos. 141, 142, 144 and EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

     The adoption of SFAS No. 141 changed, prospectively, the manner in which the Company accounts for business combinations, primarily relating to the identification and recognition of goodwill and intangible assets.

     As discussed in “Goodwill and other intangible assets” above, the adoption of SFAS No. 142 changed the manner in which the Company accounts for goodwill and intangible assets acquired in business combinations. Upon adoption of SFAS No. 142, the Company ceased amortization of goodwill and did not recognize amortization on the indefinite lived intangible assets acquired in the acquisition of the outstanding interest in mobilkom austria. The following table reconciles reported net income (loss), basic earnings (loss) per share and diluted earnings (loss) per share to the corresponding adjusted amounts excluding the effects of amortization recognized for goodwill in prior years:

Year ended December 31,	2002	2001	2000

Reported net income (loss)	12,789	(104,625)	(285,564)
Add back amortization
Goodwill		50,444	24,366
Goodwill included in equity in earnings from mobilkom austria		25,362	1,267
Goodwill included in equity in earnings, others		1,639	13,933

Adjusted net income	12,789	(27,180)	(245,998)

Basic and diluted earnings (loss) per share
Reported net income (loss)	0.03	(0.21)	(0.57)
Add back amortization
Goodwill		0.10	0.05
Goodwill included in equity in earnings from mobilkom austria		0.05	0.00
Goodwill included in equity in earnings, others		0.00	0.03

Adjusted net income	0.03	(0.06)	(0.49)

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Adoption of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, changed, prospectively, the criteria which must be met to classify and account for assets to be disposed of by sale as assets held-for-sale, requires assets meeting the held-for-sale criteria be reported separately in the balance sheet and proscribes various incremental disclosure requirements. SFAS No. 144 also expands the concept of discontinued operations to include components of an entity that comprise operations and cash flows that can be clearly distinguished from the rest of the entity and eliminates any accrual of future operating losses associated with discontinued operations. As a result of the adoption of SFAS No. 144, the Company classified assets associated with previously initiated disposal activities meeting the criteria specified in SFAS No. 144 as held-for-sale separately in the consolidated balance sheet. Aside from their required classification in the balance sheet, such assets will continue to be accounted for in accordance with the provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, until disposal. In addition, under SFAS No. 144 the Company included “net loss from retirement of long lived assets” in arriving at operating income in 2002. In prior years such losses were included in “other, net”.

     EITF 01-9 addresses the income statement characterization of cash consideration given by a vendor to a customer, specifically whether that consideration should be presented in the vendor’s income statement as a reduction of revenue or as a cost or expense, and when to recognize the “cost” of a sales incentive and how to measure it. The issue concludes that cash consideration given by a vendor to a customer is presumed to be a reduction of revenue unless the vendor receives an identifiable benefit sufficiently separable from the customer’s purchase of the vendor’s products and the vendor can reasonably estimate the fair value of that benefit. The adoption of EITF Issue 01-9 did not have a material impact on the Company’s financial statements.

     In December 2002, the Company adopted SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and proscribes specific guidance on the content, placement and format of required disclosures. The adoption of SFAS No. 148 did not have a material impact on the Company’s financial statements.

New accounting pronouncements

     In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which the entity incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS No. 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company will adopt SFAS No. 143 as of January 1, 2003 and is currently evaluating the impact of the adoption.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 replaces previous accounting guidance provided by EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, and requires companies to recognize costs associated with exit or disposal activities only when a liability for these costs is incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closings, or other exit or disposal activities. The provisions of SFAS No. 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Although management believes the adoption of SFAS No. 146 will not have a material impact on the

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Company’s financial statements, adoption of the statement will result in differences in the timing of recognition and measurement of expenses relating to exit and disposal activities.

     In November 2002, the FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which adopts a characteristics based approach to identify contracts that qualify as guarantees, clarifies that a guarantor is required to recognize a liability for the non-contingent aspect of most guarantees at inception of the guarantee, provides guidance regarding measurement of any such liability and enhances the disclosure requirements of guarantors. The provisions of FIN No. 45 applicable to initial recognition and measurement of non-contingent liabilities associated with a guarantee are applicable to guarantees issued or modified after December 31, 2002. Management believes the adoption of these provisions will not have a material effect on the Company’s financial statements. The disclosure requirements of FIN No. 45 are effective for all interim and annual periods ending after December 15, 2002 and have been fully incorporated in these financial statements.

     In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, which addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Issue also provides guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting and addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The Issue is effective for annual reporting periods beginning after June 15, 2003. The Company has not yet determined the impact, if any, of the expected adoption of Issue 00-21.

     In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”, which provides guidance regarding the consolidation of certain entities in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 introduces the concept of variable interest entities, explains how to identify a variable interest entity, and requires that the primary beneficiary of any variable interest entity consolidate that entity. FIN No. 46 also requires certain disclosures regarding variable interest entities if the reporting entity is the primary beneficiary of the variable interest entity or if that enterprise holds a significant variable interest in a variable interest entity but is not the primary beneficiary. A transferor of financial assets to a qualifying special-purpose entity (“QSPE”) subject to the reporting requirements of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, is not required to consolidate that QSPE. The accounting provisions of FIN No. 46 are effective immediately for all variable interest entities created after January 31, 2003 and no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for variable interest entities created before February 1, 2003. Certain disclosure provisions of this interpretation are effective for financial statements initially issued after January 31, 2003. The Company does not believe the adoption of FIN No. 46 will have a material effect on its financial statements.

(2)   BUSINESS COMBINATION

     All acquisitions have been accounted for under the purchase method, with the excess of the purchase price over the estimated fair value of the net assets acquired accounted for as goodwill. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of the acquisition.

     mobilkom austria operates mobile telecommunication networks and provides ancillary services in Austria, Croatia, Slovenia and Liechtenstein. The operations include wireless internet access.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Prior to June 28, 2002, the Company held a 74.999 % interest in mobilkom austria. Due to certain substantive participating rights held by the minority shareholder, the Company’s investment in mobilkom austria was accounted for under the equity method. These participation rights included significant blocking rights over operating decisions including operating budgets, capital spending, senior management positions, strategy and dividend distributions.

     On June 28, 2002, the Company acquired 100 % of Autel, which held a 25.001% equity interest in mobilkom, from STET Mobile Holding NV, an affiliate of Telecom Italia, bringing its total interest in mobilkom to 100%. Consequently, the Company has consolidated the balance sheet of mobilkom as of December 31, 2002. The consolidated statement of operations for the year ending December 31, 2002 reflects the Company’s equity in earnings of mobilkom through June 28, 2002 and mobilkom austria’s results of operations for the period June 28, 2002 until December 31, 2002. As a result of the acquisition, the Company gained strategic and operating control of mobile communications service providers in Austria, Croatia, Slovenia and Liechtenstein.

     Autel is a non-operating holding company, the sole purpose of which was to hold its parent’s investment in mobilkom austria. The aggregate purchase price was EUR 693,064, including EUR 3,064 of acquisition related costs. The following table summarizes the final fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	120,558
Tangible assets	229,774
Intangible assets	388,165
Goodwill	431,304
Other long-term assets	64,012

Current liabilities	(167,781)
Long-term liabilities	(238,640)
Deferred tax liability from acquisition	(134,328)

Net assets acquired	693,064

     Goodwill of EUR 102,957 is expected to be deductible for tax purposes.

     The estimated proportional fair value, by class, of the intangible assets acquired through the acquisition of Autel are as follows:

Wireless operating licenses	101,863
Subscriber base	121,241
Brand name	159,161
Other	5,900

388,165

     The intangible asset recognized related to brand name is not subject to amortization. Intangible assets recognized related to wireless operating licenses and subscriber base have weighted average useful lives of 14.8 and 6.0 years, respectively. Other intangible assets are comprised primarily of easement rights and have a weighted average useful life of 5.3 years. The weighted average useful life of acquired amortizable intangible assets in total is 11.0 years.

     The pro forma consolidated results of operations for the years ended December 31, 2002 and 2001, as if Autel had been acquired at the beginning of 2002 and 2001, respectively, are estimated to be:

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

	2002	2001

Revenues	3,908,226	3,943,455
Net income	29,844	36,084
Net income excluding amortization of goodwill and taxes thereon	29,844	105,479
Basic and fully diluted earnings (loss) per share	0.06	0.07
Basic and fully diluted earnings per share excluding amortization of goodwill and taxes thereon	0.06	0.21

     The pro forma results include amortization of the intangible assets presented above, interest expense on debt assumed to finance the purchase and income taxes as well as other adjustments including amortization of fair value adjustments to long term debt and pension benefit obligations and the reversal of deferred gain not representing a liability. The pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each period presented, nor are they necessarily indicative of future consolidated results. During 2001, an unusual charge was made due to the change in tax status of mobilkom austria, as described in note (18).

     On May 21, 2002, the Company purchased the remaining 2.5 % interest of Jet2Web Internet Services GmbH, a consolidated Austrian internet subsidiary. The Company acquired this interest for total consideration of EUR 7,851, consisting of EUR 6,761 in cash, communication services with a fair value of EUR 1,090 and the assumption of net liabilities in the amount of EUR 860. Given the insignificant percentage of voting shares acquired, and considering the level of separately identifiable intangible assets, the Company recorded the total consideration paid as goodwill. The acquisition was to eliminate the minority interest.

     On January 1, 2002 the Company sold a 75 % interest in Output Service GmbH (“OSG”), a formerly consolidated subsidiary, for EUR 26. The Company accounts for its remaining 25 % interest in OSG using the equity method of accounting.

     In January 2002, the Company purchased 26 % of World direct eBusiness Solutions GmbH (“World direct”) for EUR 565 and signed a purchase option agreement for an additional 25 % interest. The purchase price for the additional 25 % interest was fixed at EUR 534 and prepaid. The Company is providing all financial funds to and consolidates World direct, since it is effectively controlled by the Company.

     The following acquisitions were completed by mobilkom austria prior to June 28, 2002. These acquisitions impacted the Company’s equity in earnings of mobilkom austria as well as mobilkom austria’s basis in the acquired companies and, therefore, are presented for information purposes. All amounts noted below represent 100 % of the acquisition as recorded in the books and records of mobilkom austria while, as described above, the Company’s proportionate share of mobilkom austria’s earnings was only 74.999 % at the time the acquisitions were completed.

     On May 28, 2002, mobilkom austria purchased an additional 5 % of VIPnet d.o.o. (“VIPnet”), a consolidated Croatian subsidiary, for EUR 11,076 resulting in goodwill recognized of EUR 7,326 and bringing its ownership interest to 71%. Management paid a purchase price exceeding net assets acquired because a long term strategic aim is to acquire all of the remaining stock held by other shareholders.

     On February 27, 2001, mobilkom austria purchased, through intermediate subsidiaries, 75 % plus one share of Si.mobil telekomunikacijske storitve d.d., Ljubljana (“Si.mobil”), a cellular phone service provider in Slovenia with 15 % market share and approximately 155,000 customers, for EUR 145,811 in cash plus assumption of the seller’s shareholder loan totaling EUR 3,591. mobilkom austria began immediately to manage the business and controls the board of directors. As the acquisition price was contractually fixed and management’s intent was to acquire the remaining 25 % less one share, the Company recorded the acquisition of 100 % of Si.mobil and recognized a liability in the amount of the contractually agreed purchase price totaling EUR 42,795. Accordingly, the total purchase price

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)

of EUR 188,606 was allocated to the assets and liabilities acquired based on fair market value and the balance of EUR 186,157 was recorded as goodwill.

     Subsequent to the closing, mobilkom austria committed to provide Si.mobil with shareholder loans totaling EUR 117,209, EUR 58,000 of which was advanced to Si.mobil in 2002 and EUR 52,169 in 2001.

     During 2002, the Company renegotiated the final closing of the remaining 25% less one share of Si.mobil. A new agreement was reached stating that the final closing was postponed until 2007.

(3)   INVESTMENTS IN AFFILIATES

     As of December 31, 2002, the investments in affiliates comprise 26.0% interests in Herold Business Data (“Herold”), Omnimedia Werbegesellschaft mbH (“Omnimedia”) and 25.1% interest in OSG and a 49.0% interest in paybox österreich AG (“Paybox”).

     In 1998, the Company acquired its 26% interest in Herold, which is engaged in the media and information business and is the provider of the telephone directory in Austria including electronic versions. Goodwill was amortized over five years and amortization for each of the years 2001 and 2000 was EUR 841. As of January 1, 2002 the Company ceased amortization in accordance with the provisions of SFAS Nos. 141 and 142.

     In October 2001, the Company purchased 26% of the common stock of Omnimedia, a marketing and advertising company for EUR 3,401. In accordance with SFAS Nos. 141 and 142, goodwill totaling EUR 3,161 was not amortized in 2001 and 2002.

     In July 2002, the Company sold its 49% interest in Walky Talky Telekom GmbH, which was acquired in April 2000 for a purchase price of EUR 7,703 for one Euro and realized a loss of EUR 252 recorded in equity of earnings of affiliated companies.

     The acquisition of a 49% interest in Paybox for a total purchase price of EUR 5,699 was completed by mobilkom austria prior to June 28, 2002. This acquisition impacted the Company’s equity in earnings of mobilkom austria and, therefore, is presented for information purposes. An impairment charge of EUR 4,462 was recorded in the year ended December 31, 2002, as the business model assuming the market roll-out of payments via mobile phones was materially changed due to the decision of the majority shareholder to cancel the support of the main products.

     A summary of aggregated financial information as reported by equity investees is as follows:

Year ended December 31,	2002	2001	2000

Revenues	68,045	67,491	333,561
Operating income (loss)	7,833	10,922	(35,306)
Net income (loss)	8,285	6,867	(45,790)

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)

At December 31,	2002	2001

Total current assets	81,914	86,185
Total assets	92,911	97,382
Current liabilities	70,129	72,021
Long-term debt	3,846	2,921
Total liabilities	73,975	74,942
Total stockholders’ equity	18,936	22,440

(4)   MARKETABLE SECURITIES

     Debt securities originating from cross border lease transactions entered into in 1998 and 1999 (see note (14)) are classified as held-to-maturity as the Company is contractually obligated to hold these securities until maturity. The securities are bonds of triple A rated issuers and held by a custodian. Through a further asset based swap the cash inflows from the securities are transformed into the cash flow stream required to match a specified portion of the lease payments. The securities are pledged to a counter-party in the swap agreement. No sales of securities occurred in 2002, 2001 and 2000. The interest rates on the securities are fixed and range from 5.65% to 9.01%. Accrued interest is recorded as interest income. The securities will mature between 2006 and 2011.

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	holding gains	holding losses	value

At December 31, 2002
Non-current assets
Available-for-sale
debt securities	5,908	298	1	6,205
equity securities	2,456	0	258	2,198
mutual funds	11,516	37	1,008	10,545
Held-to-maturity	138,454	21,015	0	159,469
At December 31, 2001
Non-current assets
Available-for-sale
mutual funds	8,747	20	244	8,523
Held-to-maturity	158,274	4,308	0	162,582

     The contractual maturity of debt securities classified as held-to-maturity were as follows at December 31, 2002.

	Amortized	Fair
	cost	value

Held-to-maturity
Due after one year through five years	6,558	7,354
Due after five years through ten years	131,896	152,115

	138,454	159,469

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Proceeds from sales of available-for-sale securities amounted to EUR 7,070 and EUR 8 in 2002 and 2001, respectively. Gross realized gains from sales of available-for-sale securities were EUR 46 in 2002. In 2001 and 2000 no such gains or losses occurred. The specific identification method was used to determine the cost in computing realized gains and losses.

(5)   ACCOUNTS RECEIVABLE — TRADE

     The roll forward of the allowance for accounts receivable trade is as follows:

	2002	2001

Allowance beginning of the year	47,074	72,202
Foreign currency adjustment	2	(34)
Change in consolidated entities	32,838	0
Reclassification to accruals for sold receivables	(26,485)	0
Charged to expenses	39,184	15,069
Amounts written-off	(17,668)	(40,163)

Allowance at the end of the year	74,945	47,074

	December 31, 2002	December 31, 2001

Accounts receivable trade, gross gross	526,879	502,346
Allowances	(74,945)	(47,074)

Accounts receivable trade, net	451,934	455,272

     Of these receivables EUR 219,920 are held for sale due to the securitization program described in the following paragraphs.

     In January 2002, the Company entered into a revolving period securitization and sold trade receivables to a Qualifying Special Purpose Entity (QSPE) unrelated to the Company. The Company retains servicing responsibilities relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPE, the Company retains interests in the sold receivables (retained interests). These retained interests are initially measured at estimated fair values, which the Company believes approximate historical carrying values, and are subsequently measured based on a periodic evaluation of collections and delinquencies. A maximum of EUR 250,000 may be transferred to the trust under the program. Although mobilkom austria has the same contract with a different trust the total amount is limited to EUR 290,000 for Telekom Austria and mobilkom austria together. The maximum amount for mobilkom austria is EUR 80,000. At December 31, 2002, retained interest occurred for mobilkom austria as the program limit was exceeded by EUR 7,930. Given the short-term, lower-risk nature of the assets securitized, market movements in interest rates would not impact the carrying value of the Company’s retained interests.

     The Company routinely evaluates its portfolio of trade receivables for risk of non-collection and records an allowance for doubtful accounts to reflect the carrying value of its trade receivables at estimated net realizable value. Pursuant to the provisions of the revolving-period securitizations, the Company effectively bears the risk of potential delinquency or default associated with trade receivables sold or interests retained. Accordingly, in the normal course

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

of servicing the assets sold, the Company evaluates potential collection losses and delinquencies and updates the estimated fair value of the Company’s retained interest.

     The allowances recorded for sold receivables are classified as accrued liabilities. At December 31, 2002 the accrual totaled EUR 62,481 of which EUR 36,860 relates to mobilkom austria.

     In accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities’’, the Company has not recorded a servicing asset as management believes it is not practicable to estimate this value given that verifiable data as to the fair value of the compensation and or cost related to servicing the types of the assets sold is not readily obtainable.

     In the period ended December 31, 2002, the net cash received from the QSPE develops as follows:

Gross trade receivables sold to QSPE	2,044,513
Collections made on behalf of and paid to the QSPE	(1,732,372)
Deferred purchase price	(104,616)
Unearned discount	(4,100)
Liquidity and program fees	(8,499)
Increase in retained interests	(7,930)

Net cash received from QSPE during the period	186,996

     Cash settlement with the QSPE takes place on a monthly basis. Gross trade receivables sold represent the fair value of billed and unbilled receivables during the period ended December 31, 2002 to the QSPEs. As the Company services these receivables, collection of the receivables previously sold is made on behalf of the QSPE. The Company recorded discounts, liquidity and program fees of EUR 8,427 for the period ended December 31, 2002 related to the securitization of trade receivables in interest expense in the consolidated statement of operations.

(6)   RELATED PARTY TRANSACTIONS

     The disclosures below present balances and transactions relating to the immediate shareholder ÖIAG and its subsidiary Österreichische Post AG as “ÖIAG”, while other government agencies and government-owned entities are for practical reasons not disclosed. None of the individual accounts associated with government agencies or government-owned entities is considered significant to the Company.

     The majority of the related party transactions were carried out with mobilkom austria through June 28, 2002. Since June 28, 2002, mobilkom austria is consolidated and intercompany transactions are eliminated in consolidation. The Company charged mobilkom austria for interconnection fees, voice telephony, leased lines, rent, repair and other services. mobilkom austria charged the Company mainly for interconnection fees and handsets.

     Österreichische Post AG and its subsidiaries (“the Post”), a subsidiary of ÖIAG, which provide postal services, charged the Company for services received such as postal charges, rent, repair and administration. The Company charged the Post for IT support, voice telephony, technical services, rent, repair and other services.

     The terms of the services provided by Telekom Austria to government entities are generally based on standard pricing policies. However, the Company is obligated to provide voice telephone services for disadvantaged individuals at reduced tariffs for which it is entitled to an appropriate compensation from the government on a contractual basis. The reimbursement was EUR 41,670, EUR 43,032 and EUR 83,574 in 2002, 2001 and 2000,

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

respectively. The reimbursement in 2000 was a result of negotiations with the government which led to an additional one time payment for the remaining amounts for the years 1998, 1999 and 2000. Beginning January 1, 2001, the new contract with the government specifies the reimbursement of Euro 13.81 per customer per month, which is recorded as revenue in the service period.

     Telecom Italia and subsidiaries charged the Company for technical and management services and interconnection fees while the Company charged Telecom Italia for interconnection services.

     One of the Company’s consolidated subsidiaries, Telekom Finanzmanagement GmbH (“TFG”), provides treasury services for the Company and, until December 29, 2000, for subsidiaries of ÖIAG. As of December 31, 2001, the Company held investments accounted for under the equity method of accounting in an amount of EUR 510,682, essentially all of which related to mobilkom austria. As mobilkom austria is consolidated since June 28, 2002 investments in affiliates only include investment interests described in note (3) and amount to EUR 8,642.

     On June 28, 2001, a partner in a law firm which provides legal services to the Company was elected to the supervisory board. In 2002 and 2001 (since the day of appointment), respectively, the Company was charged EUR 993 and EUR 409 for legal services by that law firm.

     The Company has entered into agreements with Telecom Italia whereby the Company grants some pre-defined access to existing capacity on its physical network in return for similar access to the physical network of Telecom Italia. The Company does not recognize revenue or an obligation under such agreements apart from the trade revenue arising from subscriber transactions under normal tariff plans. The benefits and costs of such swap agreements will be reflected in the Company’s results of operations in the periods realized through reduced interconnection obligations and revenues, respectively.

     The following is the detail of the accounts receivable with related parties:

At December 31,	2002	2001

ÖIAG	4,296	11,590
Telecom Italia	435	0
Affiliated companies and other	1,992	235
mobilkom austria — accounts receivable	0	25,691
mobilkom austria — financing short-term	0	68,463

Total receivables due from related parties	6,723	105,979

mobilkom austria — financing long-term	0	218,018

     The following is the detail of the accounts payable to related parties:

At December 31,	2002	2001

ÖIAG	4,997	4,761
Telecom Italia	0	1,663
Affiliated companies and other	32,201	8,723
mobilkom austria — accounts payable	0	835

Total	37,198	15,982

     As of December 31, 2002, EUR 25,032 of the total balance due to affiliated companies and other relate to Omnimedia, which mainly provides marketing and advertising services to the Company.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The following is the detail of revenues and expenses charged from and to related parties:

Year ended December 31,	2002	2001	2000

Revenues
mobilkom austria	72,879	222,231	216,727
ÖIAG	56,660	55,344	63,905
Telecom Italia	14,361	13,448	9,186
Other	4,090	2,436	0

Total	147,990	293,459	289,818

Interest income
mobilkom austria	4,988	17,619	3,010
Other	4	0	128

Total	4,992	17,619	3,138

Expenses
mobilkom austria	43,590	207,172	221,005
ÖIAG	44,989	66,421	61,490
Telecom Italia	23,559	25,841	26,599
Other	66,719	15,335	0

Total	178,857	314,769	309,094

Interest expense
mobilkom austria	837	731	386
ÖIAG and other	101	18	12,659

Total	938	749	13,045

     For the year ended December 31, 2002, EUR 55,289 of other expenses mainly relate to advertising and marketing services provided by Omnimedia.

(7)   INVENTORIES

     Inventories consist of:

At December 31,	2002	2001

Spare parts, cables and supplies	36,830	47,758
Merchandise	54,431	8,028

Total	91,261	55,786

(8)   GOODWILL AND OTHER INTANGIBLE ASSETS

     Other intangible assets consist of:

At December 31,	2002	2001

Wireless and wireline licenses	544,893	650
Patents and proprietary rights	47,100	1,205
Brandnames	158,934	0
Subscriber base	120,999	0
Other	37,952	28,956

Total intangibles	909,878	30,811
Less accumulated amortization	(183,985)	(10,405)

Net intangibles	725,893	20,406

     Amortization expense was EUR 27,410, EUR 53,339 and EUR 26,802 for the years 2002, 2001 and 2000, respectively.

     In 2002, the main additions to licenses, brandnames and subscriber base relate to the acquisition of mobilkom austria. Information regarding intangible assets acquired by mobilkom austria prior to June 28, 2002 is presented for information purposes as such activity impacted the Company’s equity in earnings. All amounts noted below represent 100% of the acquisition as recorded in the books and records of mobilkom austria while, as described above, the Company’s proportionate share of mobilkom austria’s earnings was only 74.999% at the time the acquisitions were completed.

     Licenses are recorded at cost and amortized on a straight-line basis over the estimated useful life. In November 2000, mobilkom austria purchased a UMTS license for Austria with a term of 20 years for EUR 171,540. Interest in the amount of EUR 6,495 and EUR 8,283 was capitalized in 2002 and 2001, respectively, on the UMTS license. The UMTS license was not amortized in 2002 because it has not been placed in commercial services.

     The Company holds licenses to operate as a mobile telecommunication service provider from the Austrian, Croatian and Slovenian communication commissions. The Croatian license, granted for 10 years, was acquired for EUR 13,672 in 1998. Licenses from the Slovenian Government granted in 2001 and 1999 for 15 years, were acquired for EUR 4,637 and EUR 11,121, respectively.

     Upon adoption of SFAS 142 on January 1, 2002, as described in note (1), the Company ceased amortizing goodwill. The following tables illustrate the changes in net book value of goodwill by segment for the period ended December 31, 2002 and 2001, respectively:

		Data	Mobile
	Internet	communications	communications	Total

Goodwill, January 1, 2002	59,904	340	0	60,244
Acquisitions	8,724	1,100	563,153	572,977
Impairment	(40,893)	0	0	(40,893)
Translation adjustment	1,620	0	(3,221)	(1,601)

Goodwill, December 31, 2002	29,355	1,440	559,932	590,727

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)

		Data
	Internet	communications	Total

Goodwill, January 1, 2001	216,785	453	217,238
Acquisitions	477	0	477
Disposals	(115)	0	(115)
Amortization	(50,331)	(113)	(50,444)
Impairment	(119,950)	0	(119,950)
Translation adjustment	13,038	0	13,038

Goodwill, December 31, 2001	59,904	340	60,244

     In 2002 and 2001, impairment charges in the amount of EUR 40,441 and EUR 119,950 were recorded for goodwill originally recorded from the acquisition of Czech On Line (“COL”). The acquisition was based on a business plan assuming the full liberalization of the Czech market in the year 2001. As this was first postponed to the year 2002 and currently the liberalization of the Czech market overall remains unsatisfactory with regard to interconnection and limited wholesale offers to alternative operators, the business of COL has not developed as originally expected. This resulted in an impairment charge in both years subsequent to the acquisition. The valuation of the reporting unit in 2002 was based on forecasted cash flows and used the weighted average cost of capital employed of 13.2 % as discount rate. The impairment loss was recorded in the internet segment in 2002. In 2001 the impairment losses of goodwill were originally not allocated to segments, but were reclassified in 2002 to the segments for comparability purposes.

     The gross carrying amounts and accumulated amortization of intangible assets subject to amortization, by major class, are as follows:

	Acquisition	Accumulated	Carrying
At December 31, 2002	cost	amortization	value

Wireless and wireline licenses	544,893	(139,043)	405,850
Subscriber base	120,999	(10,083)	110,916
Other	85,052	(34,859)	50,193

Total	750,944	(183,985)	566,959

	Acquisition	Accumulated	Carrying
At December 31, 2001	cost	amortization	value

Wireline license	770	(32)	738
Other	30,160	(10,492)	19,668

Total	30,930	(10,524)	20,406

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The following table presents expected amortization expense related to amortizable intangible assets for each of the following periods:

2003	56,007
2004	54,582
2005	52,756
2006	50,097
2007	47,746

Thereafter	305,773

     The total carrying amount of intangible assets, other than goodwill, not subject to amortization is EUR 158,934 as of December 31, 2002. This amount relates entirely to the value of brandnames.

(9)   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment transferred to the Company by the government was recorded upon transfer at cost less accumulated depreciation as of that date. Acquisitions since then have been recorded at cost.

At December 31,	2002	2001

Land	62,462	64,031
Buildings and leasehold improvements	653,010	655,807
Communications network and other equipment	9,358,138	7,819,867
Capital leases	16,207	6,779
Software	325,387	105,686
Construction in progress, network	235,263	102,143

	10,650,467	8,754,313
Less accumulated depreciation (other than capital leases)	(5,640,965)	(4,157,643)
Less accumulated depreciation, capital leases	(8,843)	(4,913)

Property, plant and equipment, net	5,000,659	4,591,757

     Total interest capitalized and amortization and depreciation expenses for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Interest capitalized	2,635	2,893	3,876
Depreciation and amortization expense	989,878	875,912	889,088
Thereof
Amortization expense of software	42,623	24,276	16,499
Amortization expense of leased assets	2,341	1,025	2,611

     In the period ended December 31, 2002, 2001 and 2000, respectively, impairment charges of EUR 977, EUR 23,181 and EUR 2,145 are included in depreciation. These impairment charges related primarily to buildings which

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

the Company no longer uses. The impairments recorded related to these buildings equals the carrying value in excess of estimated fair value.

(10)   SHORT-TERM BORROWINGS

     The Company’s short-term borrowings include:

At December 31,	2002	2001

Current portion of long-term debt	458,995	413,470
Short-term debt	737,144	471,768
Lines of credit	5,823	5,354
Current portion of lease obligations	107,943	87,500

Total	1,309,905	978,092

     The weighted-average interest rate on lines of credit was 4.02 % and 4.77 % in 2002 and 2001, respectively. As of December 31, 2002 the Company has unused committed lines of EUR 100,000 and recorded commitment fees for these unused lines of EUR 240, which are 0.1 % of the committed lines. The credit line will expire on April 2, 2003 and is expected to be renewed on a three months roll forward basis.

     The current portion of lease obligations increased mainly due to the reclassification of certain payments under the cross border lease that will become due in 2003.

(11)   ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

At December 31,	2002	2001

Taxes, other than income	8,517	10,138
Employees	67,384	57,928
Customer discounts	53,240	49,438
Customer retention programs	37,693	0
Exit costs	8,363	1,912
Bad debt for sold receivables	62,481	0
Other	19,112	11,880

Total	256,790	131,296

     Other accruals mainly relate to legal fees and law suits, audit fees, public fees and consulting services.

     In establishing accruals management assesses different scenarios of reasonably estimated outcomes in determining the amount that the Company is expected to pay upon the resolution of a contingency. The Company records the most likely of all scenarios contemplated or, if none of the scenarios is more likely to occur, the scenario with the lowest amount is considered in establishing the accrual.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     During the year ended December 31, 2001, the Company formally terminated certain leases, which require the Company to refurbish the properties as they are vacated. Upon termination of the leases the Company had recorded an accrual totaling EUR 1,912. The Company utilized EUR 1,456 and released EUR 456 of this accrual in 2002. As of December 31, 2002, the Company recorded an accrual totaling EUR 8,363 for certain lease contracts, that cannot be terminated, but the Company will move out in 2003, and accrued the minimum lease payments until the end of the lease contracts.

(12)   DEFERRED INCOME

At December 31,	2002	2001

Unearned income	122,850	48,728
Unamortized balance on sale of tax benefits	58,686	54,558

	181,536	103,286
Less non-current portion	(51,573)	(48,020)

Deferred income net of non-current portion	129,963	55,266

     The deferred income mainly relates to access fees, monthly base fees, leased lines to commercial customers, and as of December 31, 2002 prepaid mobile fees and rental income from site sharing relating to mobilkom austria. These fees are amortized over the period the service is provided.

     Additional information concerning the sale of the tax benefits is contained in note (14).

(13)   LONG-TERM DEBT

     The outstanding long-term debt, other than lease obligations are summarized as follows:

At December 31,	Maturity	2002	2001

Bonds and debentures	2003-2006	175,537	249,641
Bank debt	2003-2011	2,347,652	2,169,055
Other	2008	15,691	0

		2,538,880	2,418,696
Less current portion of long-term debt		(458,995)	(413,470)

Long-term debt, net of current portion		2,079,885	2,005,226

     Most of the bonds were issued and loans granted while the Company was still owned by the government. Of the bank total debt, amounts of EUR 1,751,264 and EUR 2,032,650 at December 31, 2002 and 2001, respectively, are guaranteed by the Federal Republic of Austria. From the total long-term debt, as of December 31, 2002 and 2001, respectively, EUR 286,947 and EUR 268,390 are denominated in Japanese Yen and Swiss Francs. The Company uses cross currency swaps to reduce the exposure to the risks of adverse changes in exchange rates as described in note (19).

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The interest rates of these loans vary between 4.4% and 7.3%. The weighted average interest rate for the periods ended December 31, 2002 and 2001, respectively, were 5.2 % and 5.4% for bank debt and 3.7% and 5.0% for bonds.

     The following loans are not guaranteed by the government as they were entered into after the privatization of the Company.

     In March 2000, the Company entered into a loan agreement for EUR 145,000 with the European Investment Bank. As of December 31, 2002 the loan is outstanding in full in accordance with the repayment terms. Under the terms of this agreement, the Company must observe covenants requiring the Company to meet certain financial ratios. If these ratios are not met, the bank would be entitled to receive collateral from the Company.

     Further, in October 2000 the Company entered into a loan agreement for EUR 232,553. As of December 31, 2002 the loan is outstanding in full in accordance with the repayment terms. Under the terms of the contract the Company has to maintain certain investments, otherwise the loan becomes due. The interest rates vary depending on the rating of the Company.

     As of December 31, 2002, EUR 260,160 of a syndicated loan granted to mobilkom austria was outstanding. The original loan totaled EUR 305,000 and was guaranteed by Telekom Austria AG.

     In December 2002 the VIPnet entered into a syndicated loan of EUR 150,000 of which EUR 96,200 were drawn as of December 31, 2002. The loans become due between 2003 and 2008 and incurred interest of three month EURIBOR plus margin, depending on operating performance and indebtedness and 0.375 % commitment fees. The loan was used for the refinancing of the loans to VIPnet.

     In March 1999, Si.mobil entered into a loan agreement amounting to EUR 36,000 (original currency: Deutsche Mark 71,000) to finance the construction of the GSM network in Slovenia. The interest incurred is three month LIBOR plus 1.075%. The loan is secured by bills of exchange, property, receivables and shares of Si.mobil. The loan is due in March 2007.

     As of December 31, 2002, the Company was in compliance with all covenants agreed in the different loan agreements mentioned above.

     As of December 31, 2002 loans to VIPnet’s minority shareholders in the amount of EUR 15,061 are outstanding.

     In March 1999, Si.mobil also issued 5,000 bonds with a par value of Deutsche Mark 1,000. The bonds incur interest of 6 % and are payable semiannually through March 1, 2006.

     The year-end average interest rates for the long-term debt excluding interest rate swap agreements for 2002 and 2001 are as follows:

	2002	2001

Bonds	5.32%	4.32%
Bank debt	3.49%	5.42%

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Following is a table that shows the aggregate amounts of long-term debt maturing during the next five years and thereafter:

2003	458,995
2004	423,931
2005	596,450
2006	532,217
2007	161,808
Thereafter	365,479

(14)   LEASING

     The Company leases equipment used in its operations which are classified as either operating or capital leases. The lease contracts expire on various dates through 2010.

     Future minimum lease payments for noncancelable operating leases, capital leases and cross border leases as of December 31, 2002 are:

	Cross
	border	Capital	Operating
	leases	leases	leases

2003	102,719	5,340	69,122
2004	112,878	2,137	64,239
2005	122,292	56	55,963
2006	138,022	18	53,533
2007	163,038	0	52,251
after 2007	1,049,353	0	12,767

Total minimum lease payments	1,688,302	7,551	307,875

Less amount representing interest	(511,268)	(289)

Present value of lease payments	1,177,034	7,262
Less current portion	(102,719)	(5,223)

Non-current lease obligations	1,074,315	2,039

     Total rent expense was EUR 67,666, EUR 52,130 and EUR 52,299 in 2002, 2001 and 2000, respectively.

Cross border leases

     In 1999 and 1998, the Company entered into various cross border lease transactions whereby certain equipment items, mainly switches, were sold to a U.S.-based trust and leased back over certain terms. Concurrent with the inception, the Company entered into Payment Undertaking Agreements (“PUA”) with several counter-parties whereby the counter-parties agreed to make lease payments on behalf of the Company in exchange for a deposit. The counter-parties in the PUAs received upfront payments totaling EUR 509,285 and EUR 113,763 for a portion of the debt assumed in 1999 and 1998, respectively. Interest accruing on the cash deposits matches interest on the debt portion financed through the deposit. In addition to the cash deposits, the Company purchased debt securities, deposited those securities with a custodian and pledged the securities to one of the counter-parties in the

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

PUA; the balance is to cover the remaining portion of the present value of the lease obligation not yet covered by the cash deposit made by the Company. The Company then also entered into a swap agreement with that very counter-party swapping the entire cash flows from the securities for cash flows from the portion of the lease payments that the counter-party is obligated to pay under the PUA. As a result of the swap agreement, interest income on the securities matches interest expense on the lease.

     In 2001, the Company entered a cross border lease transaction whereby certain equipment items, mainly switches were leased to a U.S.-based trust and leased back over certain terms. Concurrent with the inception, the Company entered into Payment Undertaking Agreements (“PUA”) with several counter-parties whereby the counter-parties agreed to make lease payments on behalf of the Company in exchange for the upfront lease payments received under the head lease. The counter-parties in the PUAs received upfront payments totaling EUR 200,526 for a portion of the debt assumed in 2001. In addition to the PUAs the Company provided a loan of EUR 66,554 to the U.S.-based trust. Interest accruing on the PUAs and the loan match interest on the debt portion.

     The difference between the cash proceeds from the sale and the present value of the future minimum lease payments represents a gain on the sale of a tax benefit. The net cash effect resulting from these transactions relates to the total gain from the sale of the tax benefits which amounted to EUR 14,547, EUR 44,437 and EUR 7,337 in 2001, 1999 and 1998, respectively. The Company is amortizing these amounts over the term of the lease. The cash deposits, the securities purchased in connection with the PUA contracts and the upfront payments received for the head lease and the lease obligations are recorded separately on the balance sheets as the Company has not been released from their obligation under the lease and a legal right of offset does not exist. Accordingly, interest income and expenses totaling EUR 70,634, EUR 58,598 and EUR 56,773 have been recognized in 2002, 2001 and 2000, respectively.

     In 1999, mobilkom austria entered into similar cross border lease transactions whereby certain equipment items (mainly transceiver stations, base station controllers and location registers) were sold to four U.S.-based trusts and leased back over certain terms. As mobilkom austria is consolidated since June 28, 2002 at December 31, 2002 assets and lease obligations relating to these transactions totaling EUR 203,386 are now included in the figures below. Total assets and liabilities recorded in connection with the cross border leases are as follows:

At December 31,	2002	2001

Securities held-to-maturity, non-current	138,454	158,274
Other assets	1,038,580	1,008,572
Thereof current	103,978	82,421
Lease obligations	1,177,034	1,166,846
Thereof current	102,719	82,421

     In 2001, two banks issued letters of credit to the trust for the liabilities of the Company. As of December 31, 2002 these letter of credits totaled EUR 107,776.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(15)   EMPLOYEE BENEFIT OBLIGATIONS

     Long-term liabilities for employee benefits consist of the following:

At December 31,	2002	2001

Contractual termination benefits	132,346	287,300
Service awards	57,862	59,186
Severance	32,612	21,751
Pensions	9,709	9,888

Total	232,529	378,125

Contractual termination benefits

     In June 2000, June 1999 and in November 1997, the Company offered voluntary retirement incentive programs (“VRIPs”) to eligible employees meeting the criteria detailed in the programs and recorded appropriate accruals. Under the terms of these programs employees are eligible to receive payments over a maximum period of 7.5 years until the day of retirement and the benefits are indexed to inflation.

     As of December 31, 2002, the accrual for the VRIPs relate to 1,723 employees. In connection with the VRIPs, the Company made payments of EUR 95,262, EUR 68,456 and EUR 61,985 in 2002, 2001 and 2000, respectively.

     An obligation for voluntary termination benefits is recognized when the eligible civil servant, who cannot be terminated involuntarily, accepts the offer. The present value of the obligation is determined based on current compensation levels and the law. An annual increase of 2.5 % for future years and a discount rate of 4.5 % are used. VRIPs are not funded.

     On January 1, 2002 a new law was enacted that allows voluntary early retirement of Austrian civil servants as early as at the age of 55. In the year ended December 31, 2002 the Company reversed EUR 57,366 of these accruals because 656 employees either elected early retirement under the new law or qualified for early retirement as the result of medical disability. Consequently, the Company’s obligation under the VRIPs was reduced as these former employees are now covered by the governmental retirement plan. Expenses associated with the VRIPs as well as the reversals of accruals are reflected as a reduction of employee costs in the accompanying consolidated statement of operations.

Actuarial assumptions

     The assumptions used in the measurement of obligations for service awards, severance payments and pensions are shown in the following table:

At December 31,	2002	2001	2000

Actuarial assumptions:
Discount rate	5.0%	5.0%	5.5%
Rate of compensation increase	3.7%	3.6%	3.5%
Rate of increase of pensions	1.1%	1.1%	1.7%

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Service awards

     Civil servants and employees (together “employees”) are eligible to receive service awards. Under these plans, eligible employees receive a cash bonus after a specified service period. The bonus is equal to two months salary after 25 years of service and four months salary after 40 years of service. Employees with at least 35 years of service when retiring are also eligible to receive a bonus equal to four months salary. The compensation is accrued as earned over the period of service taking into account estimates of employees whose employment will be terminated or who will retire prior to reaching the required service period. All actuarial gains and losses are recognized immediately in the period realized.

     The following table provides a reconciliation of the changes of service award for the years ended December 31, 2002 and 2001, respectively:

	2002	2001

Accrual at the beginning of the year	59,186	60,289
Change in reporting entities	2,744	0
Service cost	2,348	2,433
Interest cost	3,024	3,255
Recognized actuarial losses (gains)	(6,930)	(1,967)
Benefits paid	(2,510)	(4,824)

Accrual at the end of the year	57,862	59,186

Severance

     Certain employees are eligible to receive severance payments upon termination of their employment. Civil servants generally are not eligible to receive severance payments.

     Eligible employees receive severance payments equal to a multiple of their monthly compensation which comprises fixed compensation plus variable elements like overtime and bonus. Maximum severance is equal to a multiple of twelve times eligible monthly compensation. Up to three months of benefits are paid upon termination, any benefit in excess of that amount are paid in monthly installments over a period not exceeding ten months. In case of death, the heirs of an eligible employee will receive 50 % of the severance benefits.

     The following table provides a reconciliation of the changes of severance benefit obligations for the years ended December 31, 2002, 2001 and 2000, respectively:

	2002	2001	2000

Service cost	3,926	1,893	1,452
Interest cost	1,311	924	816
Amortization of unrecognized net obligation	221	29	0
Curtailment loss	683	1,876	0

Net periodic benefit cost	6,141	4,722	2,268

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

	2002	2001

Projected benefit obligation at the beginning of the year	22,415	16,328
Change in reporting units	4,249	0
Service cost	3,926	1,893
Interest cost	1,311	924
Actuarial losses	7,459	6,658
Curtailment loss	683	1,876
Benefits paid	(3,194)	(5,264)

Projected benefit obligation at the end of the year	36,849	22,415
Unrecognized net actuarial losses	(16,093)	(7,968)

Accrued liability at the end of the year	20,756	14,447
Voluntary severance obligation	11,856	7,304

Total accrued severance liabilities at the end of the year	32,612	21,751

     The liability for voluntary severance payments relates to individuals, who are generally not entitled to severance payments, but have accepted a special offer by the Company to receive severance payments for voluntary termination of employment.

Pensions

Defined contribution pension plans

     Pension benefits are generally provided by social security for employees and by the government for civil servants in Austria. The Company is required to assist in funding the Austrian government’s pension and health care obligations to the Company’s current and former civil servants and their surviving dependents. The Company was legally obligated to make annual contributions to the Austrian government of 27.5 % until September 30, 2000, of the compensation of active civil servants (including contributions from the civil servants). The contribution to the Austrian government was increased to 29.6 % in 2002. Beginning October 2005 the contribution will be reduced to 28.3%. Contributions to the government, net of the share contributed by civil servants, were EUR 52,647, EUR 56,380 and EUR 59,064 in 2002, 2001 and 2000, respectively.

     In 2000 and 1999, the Company sponsored a defined contribution plan covering substantially all employees of one subsidiary. In 2001, this plan was also offered to the employees of Telekom Austria and all its other Austrian subsidiaries. The Company’s contributions to this plan are based on a percentage of the compensation not exceeding 5 % of the salaries. The annual cost of this plan amounted to approximately EUR 6,961, EUR 4,669 and EUR 1,364 in 2002, 2001 and 2000, respectively.

Defined benefit pension plan

     The Company provides defined benefits for certain former employees of one subsidiary. All of such employees are retired and were employed prior to January 1, 1975. This unfunded plan provides benefits based on a percentage of the salary depending on the years employed not exceeding 80 % of the salary before retirement including the pension provided by social security.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The Company uses the projected unit credit method to determine pension cost for financial reporting purposes. In conjunction with this method the Company amortizes actuarial gains and losses using the corridor method.

     The pension benefits for 2002, 2001 and 2000 are shown in the following table:

	2002	2001	2000

Service cost	0	0	0
Interest cost	424	504	695
Amortization of actuarial gain	(50)	(59)	(17)
Amortization of unrecognized transition obligation	343	343	343

Net periodic pension benefit cost	717	788	1,021

     The following table provides a reconciliation of the changes of benefit obligations for the years ended December 31, 2002 and 2001, respectively:

	2002	2001

Projected benefit obligation at the beginning of the year	8,926	9,145
Service cost	0	0
Interest cost	424	504
Actuarial losses (gains)	(128)	90
Benefits paid	(895)	(813)

Projected benefit obligation at the end of the year	8,327	8,926
Unrecognized net gain	1,725	1,647
Unrecognized transition obligation	(343)	(685)

Accrued pension liability	9,709	9,888

(16)   IDLE WORKFORCE

     In connection with its formation and privatization the Company was required to retain a significant number of employees that are recognized as civil servants under Austrian law. Despite the Company’s conclusion that the service of such employees is redundant and they are not required to report to work, they may not be involuntarily terminated according to Austrian law. For the years ended December 31, 2002, 2001 and 2000, respectively, the Company had an average of 592, 614 and 261 redundant employees who are referred to as the idle workforce. In addition, beginning January 1, 2002, the Company expanded its definition of idle workforce to include employees who are on medical leave and have applied for early retirement, of which there are 292 for the period ended December 31, 2002. As a result of the change in definition, the Company reclassified prior year costs of EUR 2,024 and EUR 1,290 associated with an average of 56 and 38 such employees from employee costs in the 2001 and 2000 statement of operations to idle workforce.

     Additionally, the Company periodically offers voluntarily termination benefits to selected employees. Costs associated with these special programs were EUR 9,412 and EUR 27,916 for the period ended December 31, 2002 and 2001, respectively. Such costs are included in idle workforce.

     Costs related to the idle work force are reported separately in the accompanying consolidated statements of operations.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(17)   STOCK BASED COMPENSATION

Stock option plan

     On October 4, 2000, the shareholders of Telekom Austria approved stock option plans for employees of the Company and mobilkom austria. Under this plan, the Company may grant a total of 4,686,881 options, each of which entitle eligible grantees upon exercise of the option to receive at their choice either cash equal to the difference between the average quoted price of Telekom Austria stock during the five trading days preceding the exercise and the IPO price of EUR 9 or shares at an exercise price of EUR 9. One option is convertible into one share. The options granted may be exercised on specific dates between May 31, 2002, and February 27, 2004, as long as the average share price during the five days prior to exercise exceeds the initial public offering price by 30 % or more. The Company will recognize compensation expense over the applicable service periods if the performance hurdles are met.

     On November 21, 2000, the Company granted all 4,686,881 options. In 2002 and 2001, respectively, 520,766 and 733,188 options were forfeited, therefore, 3,432,927 and 3,953,693 options are outstanding as of December 31, 2002 and 2001, respectively.

     As the stock option plans are accounted for in accordance with APB Opinion 25 and related interpretations, the amount of the liability is measured each period based on the current stock price. As the stock price as of December 31, 2002 and 2001 did not exceed the hurdle, no compensation expense was recorded in 2002 and 2001.

Stock purchase plan

     ÖIAG, the selling shareholder, approved a stock purchase plan for employees of Telekom and its subsidiaries in which the Company has at least a 50 % interest. Under the stock purchase plan, each eligible employee was allowed to purchase shares worth up to EUR 1.8 at a total discount of 45 % from the offering price made up of the 5 % Austrian retail discount and an additional 40 % employee discount if they purchase at least EUR 0.7 worth of shares. The maximum benefit to each employee was EUR 0.7. In 2000, the Company reported a capital contribution by ÖIAG of EUR 7,924 and compensation expense of EUR 7,196.

(18)   INCOME TAXES

     Income (loss) before income taxes, minority interests and extraordinary items is attributable to the following geographic locations:

	2002	2001	2000

Domestic	33,710	(199,049)	(460,184)
Foreign	10,101	(1,019)	(756)

Total	43,811	(200,068)	(460,940)

     As described in note 2, on June 28, 2002 the Company acquired the remaining outstanding interest of mobilkom austria through the acquisition of Autel. mobilkom austria has been consolidated since that date. Prior to the acquisition of Autel on June 28, 2002, the Company held a 74.999 % interest in mobilkom austria which was accounted for under the equity method. In the first quarter 2001, mobilkom austria recorded a tax expense of

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

EUR 134,437 due to a change in tax status of mobilkom austria AG from a taxable entity to a nontaxable pass-through entity which occurred in the first quarter of 2001 and which was effective retroactive to July 1, 2000 for tax purposes. Correspondingly, the Company recorded its 74.999 % proportional share of mobilkom austria’s tax expense and recognized a deferred tax benefit during the three month period ended March 31, 2001. Thus, the direct income tax effects on the Company of the change in tax status of mobilkom austria and the proportional pickup from the income tax expense reported by mobilkom austria essentially offset each other in the income tax expense reported by the Company for the year ended December 31, 2001.

     Income tax expense (benefit) attributable to income (loss) before income taxes, minority interests and extraordinary items for the years ended December 31, consisted of the following:

	2002	2001	2000

Current
Domestic	1,097	(292)	68
Foreign	5,771	0	0

	6,868	(292)	68
Deferred
Domestic	15,627	(94,278)	(178,784)
Foreign	3,617	(343)	(113)

	19,244	(94,621)	(178,897)

Total	26,112	(94,913)	(178,829)

     Benefits of operating loss carryforwards of EUR 8,641, EUR 7,799 and EUR 194,991 were included in the deferred tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000, respectively.

     Total income tax expense (benefit) was recorded as follows:

	2002	2001	2000

Continuing operations	26,112	(94,913)	(178,829)
Extraordinary items	0	0	(1,779)
Other comprehensive income	(1,024)	(6,683)	(62)
Additional paid in capital	(424)	0	4,162

	24,664	(101,596)	(176,508)

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The Company is subject to income taxes in Austria at a rate of 34 % of taxable income. The following table shows the principal components for the difference between the reported income tax expense (benefit) and the amount of income tax expense (benefit) that would result from applying the Austrian statutory income tax rate to income (loss) before income taxes, minority interests and extraordinary items:

	2002	2001	2000

Income tax expense (benefit) at statutory rate	14,896	(68,023)	(156,719)
Tax incentives	(3,626)	(2,105)	(19,613)
Tax rate differential on equity in earnings of affiliates	(2,552)	9,008	(12,913)
Nondeductible goodwill amortization and impairment charges	4,388	647	8,700
Tax benefit recognized for prior year goodwill amortization and impairment	0	(40,080)	0
Change in valuation allowance	11,008	5,456	0
Other	1,998	184	1,716

Income tax expense (benefit)	26,112	(94,913)	(178,829)

Effective income tax rate	59.6%	47.4%	38.8%

     Tax incentives principally consist of research incentives for 2002 and 2001 and principally consist of investment tax credits for 2000.

     The tax effects of each type of temporary differences that give rise to deferred tax assets and liabilities at December 31 are shown below.

	2002	2001

Deferred tax assets
Goodwill	44,615	108,588
Deferred deduction for write downs of investments in subsidiaries	76,858	82,467
Operating loss carryforwards	207,232	193,325
Long-term debt	13,362	15,707
Other liabilities	5,542	0
Other	12,354	15,775

Total deferred tax assets	359,963	415,862
Valuation allowance	(16,214)	(5,456)

Deferred tax assets, net of valuation allowance	343,749	410,406
Deferred tax liabilities
Property, plant and equipment	(39,683)	(48,313)
Other intangible assets	(88,178)	0
Accrued liabilities	(4,892)	(3,043)
Other assets	(13,866)	(17,543)
Employee benefit obligation	(30)	(8,714)
Other	(12,351)	(5,570)

Total deferred tax liabilities	(159,000)	(83,183)

Net deferred tax	184,749	327,223

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     At December 31, 2002, the Company had approximately EUR 639,768 of operating loss carryforwards. Thereof EUR 109,058 relate to foreign subsidiaries. The expiration dates are as follows:

Years	Amount

2003	26
2004	8,341
2005	28,959
2006	42,667
2007	26,946
2008	934
2009	1,185

Total	109,058

     The remaining amount of operating loss carryforwards are in Austria and do not expire. Their annual usage is limited to 75 % of the taxable income in Austria for that year.

     In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2002 the Company has recognized a net deferred tax asset of EUR 171,404 related to the operations in Austria. In order to realize this deferred tax asset the Company will need to generate future taxable income exclusive of reversing taxable temporary differences of approximately EUR 672,174 over an indefinite period in Austria. Additionally, certain foreign subsidiaries will need to generate future taxable income exclusive of reversing taxable differences of approximately EUR 54,688 in order to realize the deferred tax asset, net of valuation allowance, that has been recognized in those jurisdictions. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

     During the year ended December 31, 2002 a deferred tax expense of EUR 16,214 and a separate deferred tax benefit of EUR 5,456 were recognized as adjustments to the valuation allowance because of a change in circumstances that caused a change in judgement about the realizability of the related deferred tax asset in future years.

     As of December 31, 2002, a deferred tax liability has not been provided for the excess in the amount of EUR 1,912 for financial reporting over the tax basis of an investment in a foreign subsidiary that is essentially permanent in duration. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. It is not practicable to estimate the amount of the related unrecognized deferred tax liability.

(19)   FINANCIAL INSTRUMENTS

     Derivative financial instruments are used by the Company to manage its exposure to adverse fluctuations in interest and foreign exchange rates. The Company has established a control environment which includes policies and

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

procedures for risk assessment, approval, reporting and monitoring of derivative financial instrument activities. The Company is not a party to leveraged derivatives and the policies prohibit the holding or issuing of financial instruments for speculative purposes.

     The Company enters into various types of financial instruments in the normal course of business including derivative financial instruments, for purposes other than trading.

     By their nature, all such instruments involve risk, including market risk and credit risk of nonperformance by counter-parties, and the maximum potential loss may exceed the amount recognized in the balance sheets. However, at December 31, 2002 and 2001, in management’s opinion the probability of nonperformance of the counter-parties in these financial instruments was remote.

Credit risk

     The Company monitors its exposure to credit risk. The Company does not have any significant exposure to any individual customer or counter-party, nor does it have any major concentrations of credit risk related to any financial instruments other than noted under section concentration of credit risk in significant accounting policies.

     The Company does not require collateral in respect of financial assets. In order to reduce the risk of nonperformance by the other parties to swap agreements, the contracts are subject to the International Swap Dealers Agreement.

Market risk

     The market risk is monitored by using value at risk models for interest rate as well as currency risk for the long-term debt and derivative portfolio.

Information with respect to cash flow hedges

     Changes in the fair value of interest rate swaps designated as hedging instruments of variability of cash flows associated with variable rate long term debt are reported in accumulated other comprehensive income. These amounts are subsequently classified into financial income as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings. In 2002 and 2001, respectively, no hedge ineffectiveness occurred.

Interest rate swap agreements

     The Company entered into interest rate swaps to reduce the aggregate exposure to changes in floating interest rates of the debt portfolio. Fixed interest rate payments as of December 31, 2002, ranged from 6.7 % to 3.0%. Floating-rate payments are based on rates tied to different inter-bank offered rates.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The following table indicates the types of swaps in use at December 31, 2002 and 2001, and their weighted-average interest rates and the weighted-average remaining terms of the interest rate swap contracts. Average variable rates are those in effect at the reporting date and may change significantly over the lives of the contracts:

	2002	2001

Variable to fixed swaps in EUR
Notional amount in EUR	181,682	181,682
Average receive rate	3.35%	4.01%
Average pay rate	6.47%	6.38%
Average maturity in years	2.4	3.0

Variable to fixed swaps in Japanese Yen (“JPY”)
Notional amount in JPY	10,000,000	10,000,000
Notional amount in EUR	80,392	86,708
Average receive rate	0.01%	0.02%
Average pay rate	3.15%	3.15%
Average maturity in years	1.5	2.5

Foreign exchange agreements

     The Company entered into foreign currency denominated loans, because of low interest rates connected to loans denominated in Japanese Yen and Swiss Francs (“SFR”). The use of cross currency swaps allows the Company to reduce the exposure to the risk of adverse changes in exchange rates. Fixed interest rates as of December 31, 2002, range from 6.4 % to 7.7%.

     Additionally, the Company entered into a foreign currency forward contract to cover the exposure from a loan and interest payments denominated in Swiss Francs.

     The following table indicates the types of foreign exchange agreements in use at December 31, 2002 and 2001, and if applicable their weighted-average interest rates, the weighted-average remaining terms and the respective exchange rates of the contracts:

	2002	2001

Cross Currency Swaps EUR — SFR
Notional amount in EUR	176,635	235,028
Notional amount in SFR	300,000	400,000
Average receive rate — SFR	5.47%	5.58%
Average pay rate — EUR	7.65%	7.74%
Average maturity in years	2.4	2.7

Cross Currency Swaps EUR — JPY
Notional amount in EUR	73,554	73,554
Notional amount in JPY	10,000,000	10,000,000
Average receive rate — JPY	3.15%	3.15%
Average pay rate — EUR	6.41%	6.41%
Average maturity in years	1.5	2.5

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

	2002	2001

Foreign Currency Forward Contract — SFR
Notional amount in EUR	0	74,446
Notional amount in SFR	0	105,906
Forward exchange rate	—	1.42
Exchange rate as of the balance sheet date	—	1.48
Term of the contract	—	Nov. 2002

Forward exchange contracts — US $
Notional amount in EUR	3.599	0
Notional amount in US $	3.600	0
Forward exchange rate (weighted)	1.00	—
Exchange rate as of the balance sheet date	1.05	—
Longest term of the contracts	March 2003	—

     The notional amounts of the derivative instruments above do not represent amounts exchanged by the parties and, therefore, are not a measure of our exposure. The Company’s exposure is limited to the fair value of the contracts with a positive fair value plus interest receivable, if any, at the reporting date.

     The following table summarizes the fair values of financial instruments:

	2002		2001

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial instruments
Cash	27,337	27,337	26,393	26,393
Accounts receivable — trade	451,934	451,934	455,272	455,272
Balances due from related parties	6,723	6,723	105,979	105,979
Accounts payable — trade	(649,890)	(649,890)	(439,529)	(439,529)
Payables to related parties	(37,198)	(37,198)	(15,982)	(15,982)
Securities held-to-maturity	138,454	159,469	158,274	162,582
Securities available-for-sale	18,948	18,948	8,523	8,523
Long-term debt	(2,079,885)	(2,203,008)	(2,005,226)	(2,102,008)

Derivative financial instruments
Interest rate swap agreements	(20,996)	(20,996)	(20,317)	(20,317)
Cross currency swap agreements	36,034	36,034	43,998	43,998
Foreign currency forward contract	(160)	(160)	(2,173)	(2,173)

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(20)   SHAREHOLDERS’ EQUITY

Accounting for derivative and hedging activities

     Derivative financial instruments are used by the Company to manage its exposure to adverse fluctuations in interest and foreign exchange rates. The Company has established a control environment which includes policies and procedures for risk assessment, approval, reporting and monitoring of derivative financial instrument activities. The Company is not a party to leveraged derivatives and the policies prohibit the holding or issuing of financial instruments for speculative purposes.

     For derivatives designed either as fair value or cash flow hedges, changes in the time value of the derivatives are excluded from the assessment of hedge effectiveness and are recorded in earnings. Hedge ineffectiveness, determined in accordance with SFAS No. 133 had no impact on the Company’s earnings for years ended December 31, 2002 and 2001, respectively. No fair value hedges or cash flow hedges were derecognized or discontinued during the years ended December 31, 2002 and 2001, respectively.

     Unrealized gains and losses recorded in other comprehensive income are as follows:

	December 31,	December 31,
	2002	2001

Unrealized Losses
Gross	(17,148)	(18,581)
Less income tax	5,559	6,317

Net of income tax	(11,589)	(12,264)

Unrealized Derivative Gains
Gross	1,890	0
Less income tax	(643)	0

Net of income tax	1,247	0

Unrealized net loss	(10,342)	(12,264)

     Additionally, the Company recorded its share of mobilkom austria’s derivative loss of EUR 1,064, net of deferred income taxes of EUR 376. This resulted in a total loss of EUR 13,061, net of deferred income taxes as of December 31, 2001.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Other comprehensive income

     Other comprehensive income consist of the following items:

	Unrealized	Unrealized		Accumulated
	gain	gain (loss)	Foreign	other
	(loss) on	on hedging	currency	comprehensive
	securities	activities	translation	income

Balance January 1, 2000	122	0	(229)	(107)
Changes, net of income tax	(121)	0	201	80

Balance December 31, 2000	1	0	(28)	(27)
Cumulative effect of accounting change, net of income tax	0	(10,959)	0	(10,959)
Changes, net of income tax	(162)	(2,102)	14,630	12,366

Balance December 31, 2001	(161)	(13,061)	14,602	1,380
Changes, net of income tax	(687)	2,719	(6,496)	(4,464)

Balance December 31, 2002	(848)	(10,342)	8,106	(3,084)

Sale of American call option

     On November 21, 2000, Telekom Austria purchased 3,832,248 American call options for a premium of EUR 12,527. The expiration date is February 27, 2004. The underlying share of the American call option is the share of Telekom Austria AG. The strike and execution price of the call option is EUR 9 and settlement is either physical delivery of the shares or cash, at the request of Telekom Austria. The American call option will be used to satisfy any obligation resulting from the stock option plan. The American call option is recorded net of tax of EUR 4,162 in stockholders’ equity.

     In May 2002, the Company sold 717,701 American call options for an aggregate price of EUR 1,245. As the original acquisition of the options was accounted for as permanent equity under the provisions of EITF 96-13, proceeds from the sale of the options have been credited directly to additional paid in capital in the accompanying statement of changes in shareholders’ equity.

Restricted earnings

     Dividend distributions are based on earnings determined in accordance with Austrian accounting standards for Telekom Austria AG on a stand-alone basis. As of December 31, 2002, no retained earnings as determined under Austrian accounting rules were available for potential distribution.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(21)   REVENUES

Year ended December 31,	2002	2001	2000

Revenues from services	2,931,892	2,555,596	2,700,521
Revenues from sales of merchandise	186,172	104,064	113,876

Total	3,118,064	2,659,660	2,814,397

(22)   OTHER OPERATING EXPENSES

Year ended December 31,	2002	2001	2000

Interconnection	361,608	562,736	655,013
Repairs	167,496	137,345	133,346
Services received	186,516	98,653	72,491
Advertising and marketing	153,737	75,368	73,920
Rental expenses	67,666	52,130	52,299
Commission expenses	25,347	4,531	4,072
Bad debt expenses	39,184	15,069	26,483
Legal and other consulting	54,368	55,304	59,058
Charges from related parties	32,980	35,062	40,433
Travel expenses	23,363	24,676	35,644
Other taxes	8,665	5,242	8,411
Energy	21,285	21,752	21,835
Training expenses	11,773	7,131	11,859
Other	32,651	19,911	29,054

Total	1,186,639	1,114,910	1,223,918

(23)   OTHER, net

Year ended December 31,	2002	2001	2000

Foreign exchange losses	(216,261)	(63,632)	(89,430)
Foreign exchange gains	211,422	56,474	80,474
Loss from retirement of long-lived assets	0	(39,020)	(35,161)
Other	6,721	2,173	5,921

Total	1,882	(44,005)	(38,196)

     In accordance with SFAS No. 144, as amended, the net loss from retirement of long-lived assets is presented in 2002 in operating income.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(24)   EXTRAORDINARY ITEMS

     In 2000, the Company recorded an extraordinary loss of EUR 3,453, net of tax of EUR 1,779, representing management’s commitment to contribute EUR 5,232 to the Austrian fund for forced laborers. This fund was established by the Parliament of the Federal Republic of Austria and representatives of Austrian companies in response to claims filed by forced laborers and their descendants as a result of activity between 1938 and 1945. In April 2001, the Company paid EUR 5,232 to the Austrian fund for forced labor victims.

(25)   COMMITMENTS AND CONTINGENCIES

     In the normal course of business the Company is subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to interconnection. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2002. These matters could affect the operating results or cash flows of any one quarter when resolved in future periods. However, management believes that after final disposition, any monetary liability or financial impact to the Company beyond that provided for at year-end would not be material to its consolidated financial statements.

     The Company is aware that other telecommunication companies have recently recorded impairment charges related to certain investments in UMTS technology. The Company believes UMTS remains technologically viable and intends to continue supporting the development of UMTS technology. Further, the Company believes that future cash flows generated by UMTS will be sufficient to recover the carrying amount of its investment. The Company’s total investment in the Austrian UMTS license and technical equipment as of December 31, 2002 is EUR 226,974 including capitalized interest of EUR 15,422.

     At December 31, 2002, the Company has a carrying value of EUR 7,261 in assets related to its right to use telephone lines owned by Global Crossing. Though Global Crossing is under bankruptcy protection, the Company continues to utilize the leased lines with uninterrupted service. Therefore no impairment has been taken as of December 31, 2002.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(26)   CASH FLOW STATEMENT

     Following is a summary of supplemental cash flow information:

Years ended December 31,	2002	2001	2000

Cash paid for
Interest	173,940	180,436	190,278
Income taxes	10,558	10,235	0
Cash received for
Interest	11,122	18,176	30,882
Tax refunds	21	91,255	0
Non cash investing and financing
Dividends	28,294	267,505	0
Cross border leasing	0	86,315	0

(27)   SEGMENT REPORTING

     The Company’s results are segmented according to the way the business is managed: Fixed line services, mobile communications, data communications, internet and other. In connection with the corporate restructuring program set forth in late 2000, the existing segments reflect certain managerial changes since the publication of our 2000 annual results. The changes are as follows:

     Beginning in 2001, management started evaluating segment performance based on operating income before depreciation and amortization and idle workforce (“EBITDA”). As net losses on the disposal of long-lived assets were reclassified to operating income in 2002 in accordance with SFAS No. 144, as amended. EBITDA is further adjusted in the segment reporting to exclude such amounts.

     Costs related to the idle workforce are not controlled by segment heads but are the responsibility of corporate management, and have not been allocated to any segment.

     All comparative figures for 2000 have been reclassified for the changes in 2001. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note (1)).

     Fixed line services include access fees, domestic long distance services including internet, local and fixed line to mobile calls, international traffic, voice value added services, interconnection, call center services, and public payphone services. The personnel costs of the civil servants not operatively working were excluded from the fixed line segment as well as the costs for the golden handshakes and are reported separately as corporate.

     Mobile communication services include digital mobile communications services including value-added services like text and multimedia messaging, m-commerce and information services. Prepaid services are also offered.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The mobile communication segment comprises 100% of the financial position and result of operations of mobilkom austria. As discussed in note (1), prior to June 28, 2002 mobilkom austria was accounted for as an equity method investee due to certain substantial participation rights of the minority shareholder, Telecom Italia. Despite such participating rights the day to day management of mobilkom has been, and remains the responsibility of the segments heads. Accordingly mobilkom austria is presented as a segment.

     Data communication services include domestic and international leased lines, switched data services, corporate network services and additional international data service. In the years reported, the data communications segment received cash discounts from the fixed line segment for the usage of datalines. Due to a change in cost allocation strategy, these cash discounts were reduced in 2001 and 2002, compared to prior year, which effected EBIT and EBITDA of the data communication segment.

     The internet includes access, portals and advertising, e-business and application service provision. The internet business is operated in Austria and the Czech Republic.

     Other includes primarily the treasury activities of the Company.

	Fixed line	Mobile	Data			Segment
	services	communications	communications	Internet	Other	totals

Year ended December 31, 2002
External revenues	1,851,257	1,819,219	269,709	66,130	0	4,006,315
Intersegmental revenues	205,992	90,132	60,298	53,494	0	409,916

Total revenues	2,057,249	1,909,351	330,007	119,624	0	4,416,231
EBITDA	813,168	660,863	46,552	(13,409)	(70)	1,507,104
Depreciation and amortization	834,553	268,757	36,009	52,280	0	1,191,599
Income/loss from retirement of equipment	(5,051)	(11,376)	(1,894)	(720)	0	(19,041)
EBIT	(26,436)	380,730	8,649	(66,409)	(70)	296,464
Interest income	77,307	23,466	370	93	34,911	136,147
Interest expense	217,404	53,150	423	3,104	34,415	308,496
Income tax expense (benefit)	12,922	18,177	1,305	(5,712)	145	26,837
Net income (loss)	(131,162)	312,877	9,831	(64,480)	281	127,347
Total assets	6,236,558	2,832,149	168,461	94,903	1,007,021	10,339,092
Additions to property, plant and equipment	307,531	321,656	19,888	13,291	0	662,366

	Fixed line	Mobile	Data			Segment
	services	communications	communications	Internet	Other	totals

Year ended December 31, 2001
External revenues	2,147,083	1,506,026	247,351	42,995	0	3,943,455
Intersegmental revenues	309,657	207,153	82,815	56,493	292	656,410

Total revenues	2,456,740	1,713,179	330,166	99,488	292	4,599,865
EBITDA	870,999	571,307	54,690	(20,143)	(73)	1,476,780
Depreciation and amortization	835,986	267,784	35,340	129,822	0	1,268,932
EBIT	35,013	303,523	19,350	(149,965)	(73)	207,848
Interest income	65,727	20,518	372	168	30,090	116,875
Interest expense	222,171	49,910	758	1,816	29,915	304,570
Income tax expense (benefit)	(185,275)	133,645	(5,429)	(4,346)	37	(61,368)
Extraordinary losses	0	0	0	0	0	0
Net income (loss)	(70,546)	131,772	20,934	(147,012)	63	(64,789)
Total assets	7,106,580	2,214,101	195,022	140,022	520,062	10,175,787
Additions to property, plant and equipment	397,516	363,177	31,493	20,022	0	812,208

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

	Fixed line	Mobile	Data			Segment
	services	communications	communications	Internet	Other	totals

Year ended December 31, 2000
External revenues	2,375,649	1,280,043	209,078	32,419	0	3,897,189
Intersegmental revenues	279,199	221,005	103,755	28,662	0	632,621

Total revenues	2,654,848	1,501,048	312,833	61,081	0	4,529,810
EBITDA	573,506	436,548	57,439	(5,427)	(133)	1,061,933
Depreciation and amortization	856,700	174,442	33,011	1,851	0	1,066,004
EBIT	(283,194)	262,106	24,428	(7,278)	(133)	(4,071)
Interest income	68,223	18,201	692	368	24,813	112,297
Interest expense	229,999	35,296	422	836	24,201	290,754
Income tax expense (benefit)	(176,100)	76,034	(454)	(2,463)	188	(102,795)
Extraordinary losses	3,118	1,343	336	(0)	0	4,797
Net income (loss)	(208,987)	167,456	31,136	(4,645)	727	(14,313)
Total assets	7,268,585	1,921,469	204,620	264,786	417,489	10,076,949
Additions to property, plant and equipment	545,454	323,074	34,560	14,605	0	917,693

     EBITDA differs from consolidated net income as a result of the following differences:

	2002	2001	2000

EBITDA — segment totals	1.507.104	1.476.782	1.061.933
Idle workforce	(29.389)	(51.952)	(8.881)
Depreciation and amortization	(1.058.183)	(1.049.201)	(915.889)
Income/loss from retirement of equipment	(18.715)	0	0
Interest income	88.191	82.683	78.552
Interest expense	(244.628)	(240.986)	(239.914)
EBITDA — mobilkom austria prior to acquisition	(351.409)	(571.307)	(436.548)
Equity in earnings of affiliates — mobilkom prior to acquisition	142.906	197.941	125.265
Equity in earnings of affiliates — other	(2.362)	(2.491)	(88.951)
Other	10.296	(41.537)	(36.582)

Income (loss) before taxes, minority interests and extraordinary items	43.811	(200.068)	(461.015)
Income tax (expense) benefit	(26.112)	94.913	178.829
Extraordinary	0	0	(3.453)
Minority interests	(4.910)	530	75

Net income	12.789	(104.625)	(285.564)

     The segment totals reconcile to the consolidated financial statements as a result of eliminating transactions and balances between consolidated segments and the results of operations by mobilkom austria prior to June 28, 2002 (note (2)). Therefore, the mobile communication column in the reconciliation for the period ended December 31, 2002 represents the results of operations of mobilkom austria for the period from January 1 through June 28,

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

2002, while the same column in the reconciliation for the period ended December 31, 2001 represents the results of operations of mobilkom austria for the period from January 1 through December 31, 2001. The following tables reconcile the segment totals to the accompanying consolidated financial statements:

	Segment		Mobile
	totals	Eliminations	communications	Consolidated

Year ended December 31, 2002
Total revenues	4,416,231	(391,217)	(906,950)	3,118,064
Depreciation and amortization	1,191,600	(197)	(133,220)	1,058,183
Interest income	136,147	(37,051)	(10,905)	88,191
Interest expense	308,496	(37,058)	(26,810)	244,628
Income tax (expense) benefit	26,837	1,966	(2,691)	26,112
Net income (loss)	127,347	75,986	(190,544)	12,789
Total assets	10,339,092	(1,804,754)	0	8,534,338
Additions to property, plant and equipment	662,366	(2,300)	(129,100)	530,966

	Segment		Mobile
	totals	Eliminations	communications	Consolidated

Year ended December 31, 2001
Total revenues	4,599,865	(227,026)	(1,713,179)	2,659,660
Depreciation and amortization	1,268,932	48,053	(267,784)	1,049,201
Interest income	116,875	(13,674)	(20,518)	82,683
Interest expense	304,570	(13,674)	(49,910)	240,986
Income tax (expense) benefit	(61,368)	100,100	(133,645)	(94,913)
Net income (loss)	(64,789)	91,936	(131,772)	(104,625)
Total assets	10,175,787	(234,364)	(2,214,101)	7,727,322
Additions to property, plant and equipment	812,208	0	(363,177)	449,031

	Segment		Mobile
	totals	Eliminations	communications	Consolidated

Year ended December 31, 2000
Total revenues	4,529,810	(214,365)	(1,501,048)	2,814,397
Depreciation and amortization	1,066,004	24,327	(174,442)	915,889
Interest income	112,297	(15,544)	(18,201)	78,552
Interest expense	290,754	(15,544)	(35,296)	239,914
Income tax (expense) benefit	(102,795)	0	(76,034)	(178,829)
Net income (loss)	(14,313)	(103,795)	(167,456)	(285,564)
Total assets	10,076,949	(92,793)	(1,921,469)	8,062,687
Additions to property, plant and equipment	917,693	0	(323,074)	594,619

     In 2002, 2001 and 2000, more than 90%, 94 % and 97%, respectively, of the revenues generated by the reportable segments relate to operations in Austria and essentially all of the long-lived assets were located in Austria.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(28)   SUBSEQUENT EVENTS

     As of January 1, 2003 management reorganized its operations into two distinct business lines: wireline, which will include fixed line, data communication and internet services, and wireless. Wireline will focus on wholesale and retail customers. Wholesale customers including telecommunication operators and service providers, will be offered network-based services, while retail customers, including business and residential end-users will be offered voice telephony, data communications, internet and other services. Wireless, operated by our wholly-owned mobile communication segment, offers a full range of digital mobile communications services to business and residential customers.

     On January 7, 2003 mobilkom austria signed a partnership agreement with Vodafone to co-operate in the Austrian, Croatian and Slovenian market. The co-operation will extend the range of existing products and services of Mobilkom and improve the product portfolio in particular for business customers. Both companies will collaborate in the field of roaming, purchasing, development of new products and services, technical platforms, global account management and joint marketing initiatives. With Eurocall, the first joint product to be launched in the first quarter 2003, mobilkom austria will offer favorable and transparent roaming prices to users in 26 European countries and will be receiving visitor roaming traffic as the preferred mobile operator for Vodafone customers from 26 countries.

     As of January 30, 2003, mobilkom austria has acquired additional 9 % of VIP net for a total purchase price of EUR 20,920, which brings total holding to 80%.

     In January 2003, the Company sold 500,000 American call options for an aggregate price of EUR 880. The underlying share of the American call options is the share of Telekom Austria AG.

     In January and February 2003, additional credit lines totaling EUR 300,000 were made available to the Company by various banks. They expire between November 2003 and January 2004.