Form 20-F
period 2003-12-31
TELEKOM AUSTRIA AG
filed 2004-04-16
CIK 1127051

As filed with the Securities and Exchange Commission on April 16, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003
Commission file number: 1-15156

TELEKOM AUSTRIA AG

(Exact name of Registrant as specified in its charter)

AUSTRIA
(Jurisdiction of incorporation or organization)

Lassallestraße 9, 1020 Vienna, Austria (Address of principal executive offices)

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

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by — Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes      ☐ No

     Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17      ☑ Item 18

i

REFERENCES

     In this annual report, “Telekom Austria” or “we” refers to Telekom Austria AG and its consolidated subsidiaries, of which mobilkom austria and its subsidiaries are a part of “mobilkom austria” refers to mobilkom austria AG & Co KG and “mobilkom austria group” refers to mobilkom austria and its subsidiaries.

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe”, “intend”, “anticipate”, “plan”, “expect” and similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks described in “Item 3 — Risk factors”, and elsewhere in this annual report. Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction initiatives or other marketing initiatives;

•	the impact of insolvencies of our major customers or international suppliers;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances;

•	the impact of our new business strategies and transformation process including the restructuring of operations;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of current and future litigation in which we are or will be involved;

•	the level of demand for our shares which can affect our business strategies;

•	our ability to further reduce our existing workforce;

•	changes in the law including regulatory, civil servants and social security, pensions and tax law;

•	concerns over health risks associated with the use of wireless handsets or radio frequency emissions from transmission masts; and

•	general economic conditions, government and regulatory policies, new legislation and business conditions in the markets we serve.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

SELECTED FINANCIAL AND OTHER DATA

     The following tables present a summary of consolidated financial and operating data for Telekom Austria. The financial data presented in these tables are derived from the consolidated financial statements which have been prepared in accordance with U.S. GAAP and are included elsewhere in this annual report. You should read those sections for a further explanation of the financial data summarized here. For a description of other factors which have affected or may affect our financial results, see “— Risk factors” and “Item 5 — Overview”.

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

     The consolidated financial statements for the years ended December 31, 1999, 2000 and 2001 have been audited in accordance with auditing standards generally accepted in the United States of America by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and Grant Thornton — Jonasch & Platzer Wirtschaftsprüfungs- und Steuerberatungsgesellschaft-OHG. The consolidated financial statements of Telekom Austria for the years ended December 31, 2002 and 2003 have been audited in accordance with auditing standards generally accepted in the United States of America by KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. The consolidated financial statements of mobilkom austria group for the years ended December 31, 2002 and 2003 have been audited in accordance with auditing standards generally accepted in the United States of America by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH.

     Totals in the following tables may differ from the sum of their components as a result of rounding effects.

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in EUR millions, except per share information)
Consolidated statements of operations:
Operating revenues (1) (2) (3)	3,969.8	3,118.1	2,659.7	2,814.4	2,948.2
Operating expenses:
Materials	(297.1)	(196.4)	(71.9)	(108.2)	(133.7)
Employee costs, including benefits and taxes (4)	(699.3)	(600.7)	(619.1)	(865.6)	(645.6)
Depreciation and amortization	(1,133.2)	(1,016.3)	(904.1)	(913.8)	(864.5)
Impairment charges	(6.8)	(41.9)	(145.1)	(2.1)	—
Other operating expenses	(1,463.6)	(1,205.4)	(1,114.9)	(1,223.9)	(1,036.7)

Total operating expenses	(3,600.0)	(3,060.7)	(2,855.1)	(3,113.6)	(2,680.5)

Operating income (loss)	369.8	57.4	(195.4)	(299.2)	267.6
Other income (expense):
Interest income	75.2	88.2	82.7	78.6	66.7
Interest expense	(231.0)	(244.6)	(241.0)	(239.9)	(228.1)
Dividend income	0.0	0.0	2.2	1.4	1.2
Equity in earnings of affiliates	19.1	140.5	195.4	36.3	117.5
Other, net	(0.5)	2.3	(44.0)	(38.2)	(9.5)

Income (loss) before income taxes and minority interests	232.6	43.8	(200.1)	(461.0)	215.4
Income tax benefit (expense)	(83.1)	(26.1)	94.9	178.8	(14.5)
Minority interests	(3.4)	(4.9)	0.6	0.1	—

Income before extraordinary items and cumulative effect of change in accounting principle	146.1	12.8	(104.6)	(282.1)	200.9
Extraordinary loss, net of tax	—	—	—	(3.5)	(0.7)
Cumulative effect of change in accounting principle	(11.9)	—	—	—	—

Net income (loss)	134.2	12.8	(104.6)	(285.6)	200.2

Basic and fully diluted earnings (loss) per share	0.27	0.03	(0.21)	(0.57)	0.40
Basic and fully diluted earnings (loss) per share excluding extraordinary items	0.27	0.03	(0.21)	(0.56)	0.40
Basic and fully diluted earnings (loss) per share excluding cumulative effect of change in accounting principle	0.29	0.03	(0.21)	(0.57)	0.40

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in EUR millions)
Consolidated cash flow data:
Cash generated from operations	1,219.9	1,171.4	842.4	1,007.7	1,211.7
Cash used in investing activities	(643.9)	(1,175.9)	(453.2)	(893.7)	(596.2)
Cash from (used in) financing activities	(406.8)	1.8	(380.7)	(476.5)	(1,015.1)
Effect of exchange rate differences	5.4	3.6	0.1	0.2	—

Net increase (decrease) in cash and cash equivalents	174.6	0.9	8.7	(362.4)	(399.7)

	At December 31,
	2003	2002	2001	2000	1999
	(in EUR millions)
Consolidated balance sheet data:
Assets:
Current assets	1,124.8	865.2	839.2	912.0	1,422.0
Property, plant and equipment, net	4,457.7	5,000.7	4,591.8	5,069.5	5,411.1
Intangible assets, net (5)	1,309.6	1,316.6	80.7	230.3	16.5
Investments	147.2	171.3	682.2	768.6	684.8
Other assets and deferred tax assets	857.0	1,180.5	1,315.5	864.3	693.3
Due from related parties (long-term)	—	—	218.0	218.0	—

Total assets	7,896.3	8,534.3	7,727.3	8,062.7	8,227.8

Liabilities:
Current liabilities	1,789.7	2,531.0	1,680.1	1,799.4	1,755.9
Long-term debt, net of current portion	2,342.3	2,079.9	2,005.2	2,353.9	2,319.1
Lease obligations, net of current portion	861.3	1,076.4	1,086.9	799.0	757.3
Employee benefit obligations	156.0	232.5	378.1	448.5	248.5
Other liabilities and deferred income taxes	107.6	105.0	76.6	58.3	116.9

Total liabilities	5,256.9	6,024.8	5,226.9	5,459.1	5,197.7
Stockholders’ equity	2,639.4	2,509.5	2,500.4	2,603.6	3,030.1

Total liabilities and Stockholders’ equity	7,896.3	8,534.3	7,727.3	8,062.7	8,227.8

	At December 31,
Other data:	2003	2002	2001	2000	1999
Wireline (in thousands)
Fixed access lines	3,010.8	3,097.3	3,166.9	3,269.0	3,454.2
Fixed access channels	3,684.2	3,762.3	3,806.2	3,832.9	3,862.4
Internet customers in Austria (6)	1,026.6	846.5	666.4	293.4	106.1
Customers Czech On Line	279.4	275.3	238.2	188.7	—
Wireless customers (in thousands)
Austria	3,163.2	3,001.4	2,849.9	2,804.3	2,259.8
Croatia	1,210.5	1,097.8	855.7	531.4	155.1
Slovenia	361.5	350.0	269.6	—	—
Liechtenstein	2.5	2.0	1.3	0.2	—

Total	4,737.7	4,451.2	3,976.5	3,335.9	2,414.9

Full-time equivalent employees, including mobilkom austria group (year-end)	13,890	14,951	16,586	18,301	18,645

(1)	In 2003, the Austrian Supreme Court ruled that no contractual relationship exists between value added service providers (VASP) and Telekom Austria, with the contractual relationship being established directly between the VASP and the customers. We are no longer considered the primary obligor and ceased reporting revenues on a gross basis beginning on October 1, 2003. Had the ruling been in effect for all of 2003, 2002 and 2001, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45.9 million EUR 51.2 million and EUR 41.4 million, respectively.

(2)	On June 28, 2002 we acquired the remaining 25.001% of mobilkom austria from Telecom Italia Mobile International, which also held certain blocking rights that precluded us from consolidating mobilkom austria group in prior years. Our consolidated figures now include mobilkom austria group’s results of operations since June 28, 2002 and are therefore not directly comparable with previous years.

(3)	Effective January 1, 2002, the Austrian regulatory authority approved a change in the way interconnection charges between Austrian alternative service providers are billed and collected. As a result of the change Telekom Austria is no longer a party to such transactions. Had the new regulation been in place during 2001, revenues and operating expenses in the Wireline segment would have been lower by EUR 257.2 million. This change had no impact on operating income.

(4)	In the Wireline segment in 2003, a one-time charge in connection with the early retirement of civil servants increased employee costs by EUR 47.3 million. This was partially compensated by the release of accruals for contractual termination benefits of EUR 26.8 million in 2003. For further information see note (16) of the accompanying financial statements.

(5)	In 2002, net intangible assets increased significantly to EUR 1,316.6 million due to the addition of goodwill, licenses, brand names and subscriber base relating to the acquisition and consolidation of mobilkom austria group. For further information see note (8) of the accompanying financial statements.

(6)	The total number of internet customers excludes approximately 53,500 ADSL subscriptions that were sold to our wholesale customers.

DIVIDENDS

     The following table sets forth the annual dividends declared and paid per share based on 500 million shares outstanding with respect to each of the financial years indicated. Dividends declared and denominated in U.S. dollars are based on the noon buying rate on December 31, 2003, which translated to EUR 1.00 = USD 1.2597.

For the fiscal year	Dividends declared and paid per share
	ATS	EUR	USD
1999	3.87	0.28	0.35
2000	—	—	—
2001	—	—	—
2002	—	—	—

     For fiscal year 1999, Telekom Austria paid an aggregate cash dividend of EUR 140.5 million in 2000. We did not pay dividends for 2000, 2001 and 2002.Under Austrian law, we may pay dividends only from net income as shown in the annual financial statements of Telekom Austria AG prepared under Austrian GAAP. The Management Board and Supervisory Board plan to propose to the shareholders at the annual general shareholders’ meeting on June 3, 2004 a distribution from unappropriated earnings of EUR 0.13 per zero par value share.

     The payment of future dividends depends on our earnings, financial condition and other factors, including cash requirements, our future prospects, taxation, regulations and the pay-out ratios of other European telecommunications operators. Investors should not assume that any dividend will actually be paid or make any assumption about the amount which may be paid in any given year. Our historical pay-out ratio of dividends should not be considered as indicative of our future dividend pay-out ratio. Any dividends paid will be subject to Austrian withholding tax. For further information on Austrian withholding tax, see “Item 10 — Taxation — Austrian taxation”.

     Dividends will be paid in Euro. Cash dividends payable to holders of ADSs listed on the New York Stock Exchange will be paid to The Bank of New York, which will convert the dividends into U.S. dollars, at the rate of exchange applicable on the date such dividends are paid, for disbursement to such holders. Cash dividends payable to the holders of shares listed on the Vienna Stock Exchange will be paid to an Austrian bank — which will be selected and announced in due time prior to our annual general meeting on June 3, 2004 — as paying agent, in Euro for disbursement to shareholders.

EXCHANGE RATE INFORMATION

     Telekom Austria published its consolidated financial statements for 1999 in Austrian Schilling in accordance with Austrian GAAP. These financial statements were restated into Euro in accordance with U.S. GAAP for purposes of this annual report. Beginning with fiscal year 2000, Telekom Austria began publishing its financial statements in Euro in accordance with U.S. GAAP.

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

     The following table shows, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the Euro. These rates are provided solely for your convenience. We do not represent that the Euro could be converted into U.S. dollars at these rates or at any other rate. The table below shows the averages of the relevant exchange rates on the last business day of each month during the period specified. The high and low columns show the highest and lowest quotes, respectively, on any business day during the relevant period. On April 9, 2004, the noon buying rate translated to EUR 1.00 = USD 1.2102.

	End of period	High	Low	Average
Year or Month
	U.S. dollars per EUR 1.00 (1)
1999	1.0070	1.1812	1.0016	1.0588
2000	0.9388	1.0335	0.8270	0.9207
2001	0.8901	0.9535	0.8370	0.8909
2002	1.0485	1.0485	0.8594	0.9495
2003	1.2597	1.2597	1.0361	1.1411
October 2003	1.1609	1.1833	1.1596
November 2003	1.1995	1.1995	1.1417
December 2003	1.2597	1.2597	1.1956
2004
January 2004	1.2452	1.2853	1.2389
February 2004	1.2441	1.2848	1.2426
March 2004	1.2292	1.2431	1.2088
April 2004 (through April 9)	1.2102	1.2358	1.2008

(1)	Based on the U.S. Federal Reserve Bank noon buying rate for the Euro. The average exchange rates for 1999, 2000, 2001, 2002, and 2003 are calculated using the rate on the last business day of each month during the given period.

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

     As a result of liberalization, we have lost market share in the fixed line and mobile communications services markets and we have reduced our tariffs in response to increasing downward pressure on tariffs. Intensifying competition from existing and new operators may result in additional losses of market share and further tariff reductions. Other factors that may increase competition include new forms of telecommunications that circumvent conventional tariff structures as well as licensing schemes and alternative technologies such as providing wireless access. See “Item 4 — Business overview”.

     According to the new European Regulatory Framework the Austrian Telecommunications Act (implementation on August 19, 2003), requires mobile operators to make mobile number portability available to customers. There have been ongoing negotiations between operators since mid-2002 to agree on terms and conditions to provide that service. As no agreement could be concluded, Hutchison 3G Austria started regulatory proceedings against a small number of operators in October 2003. As mobilkom austria was not included in those proceedings, we filed an application against Hutchison 3G Austria at the end of December 2003, with the objective to be able to communicate our view regarding mobile number portability to the National Regulatory Authority. A decision is not expected before May 2004. Therefore, mobile number portability is not expected to be available for customers before the end of 2004. From then on, competition is likely to intensify even more, especially in the market for business customers.

     In Austria, we will compete with new operators that offer wireless communications services without maintaining their own networks (known as mobile virtual network operators) and which therefore incur substantially lower costs than we do. One of our competitors in the fixed line business, TELE 2, who entered the mobile communications market in February 2003 as a service provider reselling mobile communications services of another competitor under its own brand name, intends to become a Mobile Virtual Network Operator (MVNO), with its own access number, in the first half of 2004. The Austrian mobile communications market currently has four GSM operators with UMTS licenses, one operator holding only a UMTS license and the mentioned service provider. All UMTS license holders have launched UMTS services in 2003 and therefore the competition for 3G services is expected to further increase. We started the commercial launch of UMTS in April 2003. However, until sufficient UMTS handsets with adequate performance are available for our customers, we will not strongly promote UMTS services. A further threat for the UMTS business might be other mobile technologies for data transmission with equal or higher data transmission capacity such as Wireless Local Area Network (WLAN). The amount paid for UMTS licenses in Austria was only EUR 103 per capita, as compared to an average of EUR 630 per capita in other European countries. Although we are confident that revenues generated from the UMTS technology will justify the investment in license and network of UMTS, we cannot guarantee that this business will be profitable in the near future.

     We expect increased competition in our Croatian market due to the expected auction of UMTS licenses in 2004. The entry of a third operator may result in increased pressure on tariffs and the obligation to offer national roaming or to sell available capacity.

     Because of the increased competition, the main challenge we face is maintaining our leadership in the Austrian telecommunications market. If we do not manage to maintain this leadership, our revenues, profitability and growth may be adversely affected.

     Approximately 89% of our revenues come from the Austrian market. Both, the Austrian mobile communications and fixed line markets are saturated and highly competitive and this has led to fierce competition in the mobile communications market. If this development continues our profitability may decline.

     Our primary business is the provision of communications services in Austria. We expect a decline in revenue in the fixed-line market, and lower growth in revenues for mobile communications in Austria. The number of fixed lines may further diminish as more customers migrate to mobile communications, substitute technologies like “Voice over IP” utilizing broadband internet access, and alternative fixed network operators.

     In the mobile communications business we face increasing competition. Austria has one of the highest penetration rates of mobile communications in Europe, reaching approximately 89.7% at December 31, 2003. Since the market has been reaching maturity in terms of customer growth, we are focusing on retention of the existing customer base leading to increased customer retention costs. Formerly, competition was based on handset subsidies. Lately our competitors have started to compete increasingly through lower tariffs resulting in the offer of mobile voice services for one Euro cent per minute or free for calls within their respective networks. As customer retention costs increase and the tariff reductions by our competitors are very aggressive, a continuation of the low tariffs would have a material adverse effect on our profitability.

     We generate only about 11% of our revenues in markets outside Austria and therefore our success is highly dependent on the Austrian market. However, the increasing saturation of the Austrian fixed-line and mobile communications markets may adversely affect our results of operations which might not be compensated by the profitability of our investments in telecommunications companies outside Austria.

     We are limited in our ability to adjust our operating expenses according to the changing market environment.

     In recent years we have taken measures in order to cut our costs and enhance our competitiveness. One of these measures was to reduce our existing workforce. Currently, 54% of all employees of our group are civil servants who cannot be dismissed except for cause. In the past we have implemented early retirement packages for voluntary retirement of our employees. Recent changes in Austrian law will no longer allow us to implement early retirement packages in the future. The telecommunications market in which we operate has become increasingly competitive in terms of prices. If this competitive environment continues, it will have an impact on our revenues. The restrictions of the Austrian Career Public Service Regulations Act to further reduce our current workforce could have a negative impact on our profitability.

     Our customer tariffs for fixed line services are generally subject to prior approval by the regulatory authority and we may be forced to decrease our fixed or mobile interconnection rates. These restrictions may limit our flexibility in pricing, particularly in bidding for contracts from the public sector, and may adversely affect our profitability.

     Changes to our tariff structure are generally subject to prior approval by the regulatory authority, whereas our competitors are generally free to alter their prices without any prior approval. As a consequence, our competitors may be more nimble at setting a pricing structure that exploits changes in the market, thus increasing their market shares. Our interconnection rates in our fixed and mobile networks may be lowered by the regulatory authority in 2004, which may adversely affect our profitability. Our competitors may also be more successful in bidding for contracts from the public sector which could have an adverse effect on our results of operations. For further information see “Item 4 — Regulation and legal framework — Legal framework — Procurement law and telecommunications act”.

     The extent to which we must share our infrastructure with our competitors remains to be settled by the implementation of the Telecommunications Act of 2003 through the Austrian regulatory authority and the courts. A regulatory framework unfavorable to us in any of the markets in which we operate could cause our revenues and growth to decline.

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

The new EU regulatory framework has been implemented into national law. Thus, the principle of neutrality in terms of technology could lead to an extended regulation of infrastructure and services which have not been subject to regulation so far such as mobile communications and internet services. The Telecommunications Act 2003 increases the competencies of the regulatory authority (see “Item 4 — Regulation and Legal Framework — Regulation”). In several decisions in 2001, the regulatory authority decided that we must also allow partial unbundling of our local loop to other fixed network operators and to internet service providers. We have appealed these decisions. If we are not successful, the decisions could significantly affect our profitability and, with respect to access to internet service providers, the integrity of our network.

•	We are required to provide other telephone network operators access to our local network infrastructure at fees determined by the regulatory authority. These fees are currently subject to several appeals pending before the Austrian High Courts. The outcome of these proceedings is uncertain. Should the courts reduce our fees, particularly if they are reduced retroactively, or if the charges we have to pay to other networks are raised, our competitive strength may be damaged and our revenues may decline. In addition, if the regulatory authority decides to significantly decrease the price for providing these services, it could affect our competitiveness and decrease our revenues.

•	The regulatory authority might request us to submit a resale offer covering access services to enable all our competitors to bill, among other things, monthly line rental costs directly to customers. This would result in a limited access to our customer base and might lead to a decrease of revenues.

•	After completion of the market analyses it will be clear, whether any other of our services will be subject to pre-approval by the regulatory authority.

•	At the end of 2003, a proceeding concerning fixed line interconnection tariffs was initiated containing the major request of three alternative network operators to decrease the local termination tariffs for Telekom Austria; separately one of them applied for the approval of non-reciprocal tariffs by the National Regulatory Authority in Austria.

     The risk relating to the insolvency of major customers or international suppliers may have an impact on our revenues or profitability.

     In the past some of our large wholesale customers faced severe liquidity constraints. Insolvencies of these customers might expose us to risks in connection with settlement of our accounts receivables. Insolvencies of major international suppliers of bandwidth might have an adverse effect on the availability of the connectivity we need to provide services to our customers.

     Technological change could increase competition, render existing technologies obsolete or require us to make substantial additional investments.

     Our services are technology-intensive, and the development of new technologies could render our services non-competitive and require us to write-down the book-values of investments we have made in existing technologies. We are already making substantial investments, and may have to make substantial additional investments in new technologies in order to remain competitive. New technologies that we choose to develop or acquire, however, may not prove to be successful. In addition, we may not receive the regulatory or intellectual property licenses needed to provide services based on new technologies in Austria or abroad. As a result, we might lose customers, fail to attract new customers or incur substantial costs to maintain our customer base.

     We are in the process of evaluating the details and financial implications of a migration to next generation networks (NGN) with particular consideration of existing investments. The costs relating to the build-out of NGN and its implications on our business are expected to be substantial. The time frame for its development will depend on various factors including customer needs and competition. At this early stage, however, it is too early to quantify the capital expenditure requirements or to give a time horizon for its implementation. As a result this might lead to substantial investments in the future and might impair the value of existing investments which could have a negative impact on our profitability.

     The value of our international investments in telecommunications companies outside Austria, particularly in Central and Southeastern Europe, may be adversely affected by political, economic and legal developments in these countries.

     We have made significant equity investments in telecommunications operators in the Czech Republic, Slovenia and Croatia and may make further investments in other markets with significant growth potential.

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

Risks relating to our shares

     Our major shareholder, ÖIAG, continues to exercise significant influence over our strategic direction and major corporate actions.

     Österreichische Industrieholding AG (ÖIAG) continues to hold a controlling interest in our shares. This level of shareholding gives ÖIAG significant rights to determine our strategic direction and to determine what matters are brought to shareholders for a vote. The issues that may be influenced by ÖIAG include any merger, any acquisition or divestiture of material assets, approval of the annual financial statements, declaration of dividends, capital increases, and the election and removal of members of our Supervisory Board. The interests of ÖIAG in deciding these matters and the factors ÖIAG considers in exercising its votes could be different from other shareholders’ interests. This could have the effect of delaying, or preventing a change of control, or a merger, consolidation, takeover or other business combination that shareholders might otherwise approve. For further information see “Item 7 — Relationship with the Republic of Austria and ÖIAG”.

     The future sale of a substantial number of our shares or ADSs could negatively affect our share price.

     We and ÖIAG have agreed with investment banks that acted as joint book runners in connection with the sale of Telecom Italia International’s stake in us in January 2004 that each party will not issue, sell or pledge shares of Telekom Austria until May 31, 2004 without prior written consent of the investment banks. The Austrian government has declared to privatize us entirely by the end of the legislative period in 2006 (see “Item 10 — Memorandum and Articles of Association — Takeover rules”.

     The market price of our shares could fall as a result of sales of substantial amounts of shares in the public market, or the perception that a large number of shares is available for sale.

     ÖIAG will be free to sell the shares they own in us to another investor, which could lead to a change in control of Telekom Austria.

     In 2003, the Austrian government announced its intention to sell its 47.2% ownership in our share capital which is currently held through ÖIAG by the end of the legislative period in 2006. In connection with Telecom Italia International’s sale of our shares in January 2004, ÖIAG has agreed not to sell shares in Telekom Austria before May 31, 2004. As of June 1, 2004 ÖIAG will be free to sell its shares in us, which could lead to a change in control of Telekom Austria.

     A change of control as defined in the Austrian takeover Act would require the investor to make a compulsory offer to our remaining shareholder. A change of control followed by the compulsory offer would therefore be likely to reduce the liquidity of our shares in the public markets and could eventually lead to their delisting from the Vienna and New York Stock Exchanges. See “Item 10 — Memorandum and Articles of Association — Takeover rules”.

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

Item 4. Information on the Company

     Telekom Austria AG is a stock corporation (Aktiengesellschaft) organized under the laws of the Republic of Austria. It is the parent company of the consolidated Telekom Austria Group (“Telekom Austria”) providing a wide range of advanced wireline and wireless communications services.

     The corporate headquarters and the principal executive offices of Telekom Austria were transferred to Lassallestraße 9, 1020 Vienna, Austria from Schwarzenbergplatz 3, 1010 Vienna, Austria on June 30, 2003. The telephone number is +43 (0)590591 0 and our website address is www.telekom.at. Reference to our website does not incorporate the information contained on the website into this annual report.

     Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York, 10011.

HISTORY AND DEVELOPMENT OF THE COMPANY

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

     In July 1998, Post und Telekom Austria AG‘s telecommunications business became Telekom Austria AG owned by Post und Telekom Austria AG. Only a few months later in October 1998, Post und Telekom Austria AG sold 25.00007% of Telekom Austria to STET International Netherlands N.V., a joint subsidiary of STET International and Telecom Italia.

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

     In November 2000, ÖIAG, sold a portion of its shareholding in Telekom Austria as part of the initial public offering in Austria and the United States of America and as a private placement elsewhere. As a result, 22.4% of our share capital was held by widely dispersed retail and institutional investors. After the offering, ÖIAG retained 47.8% (currently 47.2%) of our share capital. Telecom Italia S.p.A., through a subsidiary, owned the remaining 29.8% and disposed of its entire stake in Telekom Austria in two transactions. On November 4, 2002 Telecom Italia sold 75 million shares in a private placement, reducing its level of ownership to 14.8%. On January 21, 2004 Telecom Italia sold its residual shareholding, corresponding to 73.9 million shares or 14. 8% of Telekom Austria’s share capital, in a private placement to institutional investors.

     In 2002, we decided to reintegrate some of our main subsidiaries into Telekom Austria. On October 1, 2002, we merged with our wholly owned subsidiaries Datakom Austria GmbH, Jet2Web Internet Services GmbH and Jet2Web Network Services GmbH and the wholly owned subsidiary of Datakom Austria GmbH, Datakom International Solutions GmbH, effective as of December 31, 2001. We believe that these mergers helped to strengthen our market position by establishing a customer-focused organization of our Wireline segment, comprising voice telephony, data communications and internet.

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

Change in Telekom Austria AG’s ownership

     On June 28, 2002, Telecom Italia and ÖIAG agreed upon a structure of phased exit of both parties and entered into a Share Transfer Restriction Agreement. Pursuant to the Share Transfer Restriction Agreement on November 8, 2002 Telecom Italia sold 75 million shares in a private placement to institutional investors in the United States of America (qualified institutional buyers) as well as to professional investors in Austria and outside the Unites States of America under Regulation S of the U.S. Securities Act of 1933. This transaction decreased the stake of Telecom Italia International N.V. (TII), a subsidiary of Telecom Italia S.p.A., in Telekom Austria AG to 14.8%. As a result of the termination of the syndicate agreement between ÖIAG and Telecom Italia, both of Telecom Italia’s representatives have resigned from Telekom Austria’s Supervisory Board.

     On January 21, 2004 TII sold its remaining stake of 73.9 million Telekom Austria shares in a private placement to institutional buyers. As a result of this transaction the agreements between Telecom Italia and ÖIAG that governed the phased exit terminated.

BUSINESS OVERVIEW

     In 2003 we started to report our business in the following three segments:

•	Wireline (merging the previous fixed line, data communications, and internet services segments);

•	Wireless (renaming our previous mobile communications segment); and

•	Other activities (covering internal financial services).

     We are the market leader in Austria in both business segments, Wireline and Wireless.

     On May 21, 2002, our Supervisory Board approved the reintegration and merger of Datakom Austria GmbH, Datakom International Solutions GmbH, Jet2Web Internet Services GmbH and Jet2Web Network Services GmbH into Telekom Austria. On October 1, 2002 these companies have been incorporated into Telekom Austria with effect from December 31, 2001. As of January 1, 2003 we finalized the reorganization of our operations into two distinct operating segments, Wireline, and Wireless, and a third segment “Other activities” which includes primarily various centralized financial services that are provided by our subsidiary Telekom Finanzmanagement GmbH to both business segments, Wireline and Wireless. The two business segments also conduct business with each other which is accounted for in the form of eliminations. In order to give shareholders a clear view of our external performance as a company, we separately disclose these internal transactions when presenting our results.

     We have started reporting according to the new segments commencing with the first quarter of 2003.

Strategy

     Telekom Austria applies different strategies for the two business segments Wireline and Wireless. Different strategies and independent structures for the two segments are the basis for the success of our overall goal — to substantially strengthen the corporate value. The coordination of strategic issues between the business segments is the responsibility of the Management Board of Telekom Austria AG.

     In 2003, the major accomplishment of the Wireline segment has been the establishment of two strong marketing organizations to address the wholesale business and the retail business.

     In 2004, the Wireline segment will continue its efforts to reduce operational expenditures by optimizing both organizational and technical processes. We intensify our efforts to increase our revenues in the fields of internet, broadband and data products.

     The Wireless segment, consisting mainly of mobilkom austria in Austria, VIPnet in Croatia, Si.mobil in Slovenia and mobilkom [liechtenstein] in Liechtenstein, has adapted its strategy to the local needs of its respective country of operation. All companies are the leading or second strongest provider in their markets. Each of the subsidiaries of the Wireless segment independently seeks to improve the process of its customer relationship management and to maximize the benefits of mobilkom austria’s partnership with Vodafone. In 2003, we proved again our leadership in innovation and enhanced our international reputation with the launch of the first national UMTS service in Europe and the launch of one of the first European Enhanced Data Services for GSM Evolution (EDGE) networks by Si.mobil.

     A close cooperation among all Wireless companies at all levels enables us to generate synergies and therefore retain a lean organizational structure. International partnerships such as the cooperation with Vodafone, including visitor roaming agreements and joint product developments, will further strengthen our ability to offer our customers state-of-the-art technologies. We will further investigate possible acquisitions based on their ability to fit into our overall strategy.

Overview of Telekom Austria’s revenues

     Our operating revenues are derived principally from fixed line communications services, which consist primarily of switched voice telephony services, and mobile communications services. The growth in mobile communications and internet services, including revenues from subsidiaries outside of Austria has offset the decline in fixed line services. The following table shows our operating revenues for each of our reporting segments for the years 2001 to 2003.

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

     Our consolidated figures are therefore not directly comparable with previous years. Furthermore, although we were unable to consolidate mobilkom austria group in prior years, we have always managed the business of mobilkom austria group. To facilitate a discussion of results on a comparable basis, we are providing supplemental total managed data below. The total managed data shown in this table include 100% of mobilkom austria group’s financial statements for all periods presented. In 2003 total managed and total consolidated figures are identical. For a discussion of our operating revenues and more details, see also “Item 5 — Results of operations”.

	2003	2002	2001
	(in EUR millions)
Operating revenues:
Wireline	2,197.7	2,260.0	2,886.4
Wireless	2,030.2	1,002.5	—
Other activities & Eliminations	(258.1)	(144.4)	(226.7)

Consolidated operating revenues	3,969.8	3,118.1	2,659.7
Wireless — prior to consolidation	—	906.9	1,713.2
Intersegmental eliminations	—	(116.8)	(429.4)

Total managed operating revenues	3,969.8	3,908.2	3,943.5

     Approximately 11% of Telekom Austria’s total operating revenues in 2003 are derived from activities outside of Austria, mainly in the mobile communications services.

     Austria has demonstrated a strong demand for communications services, with a mobile user penetration rate of 89.7% at December 31, 2003, one of the highest in Europe. Internet user penetration in Austria was approximately 55% at the same date.

Wireline

     In 2003, our Wireline segment generated revenues of EUR 2,197.7 million. Switched voice telephony services in particular continue to be our most significant revenue contributor, representing approximately 46.2% of total Wireline revenues in 2003. Approximately 7.6% are internal revenues, generated from the Wireless segment. The Wireline segment replaces three segments reported in 2002: fixed-line services, data communications services and internet services.

     Market position

     We are the leading provider of Wireline telecommunications services in Austria. In 2003, we were able to retain our market position in the Wireline segment. At December 31, 2003, we had a market share of 52.9% of voice telephony, excluding internet dial-up, carried over fixed network based on traffic volume in comparison to 52.6% end of 2002. Due to a decrease of dial-up minutes our market share for voice telephony including internet dial-up traffic remained unchanged at a level of 55.3% in 2003 in comparison to 2002. We serviced 3.0 million access lines in Austria, of which 455,000 operate on our Integrated Services Digital Networks (ISDN). ISDN networks allow simultaneous, fully digital transmission of voice and data at higher speed than over normal access lines. Our network infrastructure covers all of Austria and is fully digital.

     We are the overall market leader in data communications and IT-solutions in the Austrian telecommunications market. In particular, we believe that we are the market leader in our core service areas of switched and routed data networks. Although the weak economic environment negatively impacted the Austrian data communications market, we managed to stabilize our revenues. In order to provide our customers one-stop-solutions and to stabilize our revenues we extended our business into a wide range of IT-services supplementing our provision of data communication services, which we market as “network centric IT services”.

     With approximately 1,026,600 internet customers we are the largest internet service provider in Austria in terms of customers. We had a 42% share of the residential internet market in the fourth quarter of 2003 (including 2% contributed by mobilkom austria’s mobile internet customers) up from 38% in the fourth quarter of 2002. According to the AIM Austrian Internet Monitor survey, Austria had an internet user penetration rate of 55%, up from 50% in the fourth quarter of 2002 based on a population of 6.8 million persons aged 14 and older which means that in total 3.7 million Austrians use the internet. At the same time, the number of online-shoppers has been growing. In the fourth quarter of 2003, 50% of all internet users were shopping online according to the AIM Austrian Internet Monitor survey.

     We are also the leading provider of wholesale fixed line services in Austria. In 1999, we were one of the first incumbent telecommunications companies in Europe to introduce Asymmetrical Digital Subscriber Lines (ADSL) services. ADSL is one of the xDSL technologies (all types of digital subscriber line technologies via copper lines) that permit the transmission of data at very high speeds using a standard copper access line.

     Primary services

     Wireline is our largest business segment and includes:

•	Switched voice telephony;

•	Pay phones and value-added services (VAS);

•	Data and IT-solutions;

•	Internet access & media;

•	Wholesale voice & internet;

•	Wholesale data; and

•	Other (customer premises equipment and directory services).

     Switched voice telephony

     Services

     We provide traditional telephone line access, also called Public Switched Telephone Network access (PSTN), and ISDN basic and multi access. Unlike a PSTN telephone line which offers a single access channel, an ISDN basic line provides two channels and an ISDN multi-line provides 30 channels which can be used for simultaneous voice and data transmission at higher speeds. We are required by law to grant other operators access to our subscriber lines, also called the local loop. Under the Telecommunications Act 2003 we are required to act as the only universal service provider until December 31, 2004.

     We offer a variety of calling services to residential and business customers throughout Austria. These services include local, long distance, fixed-to-mobile and internet dial-up at different tariffs. We provide international fixed line voice services to destinations worldwide. We also offer a range of call management services comprising digital voicemail, call waiting, call forwarding, three-way conference calls and caller identification.

     Access lines

     The following table shows selected data relating to our PSTN and ISDN lines for the periods indicated. The figures exclude pay phones, but include our internal lines and approximately 247,800 lines for qualifying low income persons at December 31, 2003. The service for low income persons includes free monthly rental and one hour of free local traffic per month. We receive reimbursement from the government for each of these lines. For further information see “— Regulation and legal framework — Major regulatory decisions affecting Telekom Austria”. Each PSTN line includes one access channel, each basic ISDN line includes two access channels and each multi ISDN line includes 30 access channels.

	At December 31,
	2003	2002	2001
	(in thousands)
Number of fixed lines:
PSTN access lines	2,555.8	2,659.1	2,759.8
Basic ISDN access lines	447.2	430.1	398.7
Multi ISDN access lines	7.8	8.1	8.3

Total access lines	3,010.8	3,097.3	3,166.9

Total access channels	3,684.2	3,762.3	3,806.2

     To date, the major portion of the demand for our ISDN lines has come from business customers. The number of our ISDN lines increased from approximately 438,200 at December 31, 2002, to approximately 455,000 at December 31, 2003, representing an increase of 3.8%. The decline in the number of our PSTN lines is primarily due to increased migration to mobile networks and substitution by ISDN lines.

     Traffic volume

     The following table shows selected information regarding our national fixed line traffic for the periods indicated. It includes all minutes of tariff packages that are generally charged by the minute, as well as free minutes at certain times of the week.

	Year ended December 31,
	2003	2002	2001
	(in millions of minutes) (1)
Traffic minutes:
National (local + national long distance)	4,485	4,607	5,158
Fixed-to-mobile	855	826	830
International	484	472	476

Total voice minutes	5,824	5,905	6,464

(1)	All amounts exclude traffic minutes that were not generated from our customers such as interconnection traffic that originated in networks of other providers or payphone traffic.

     The overall mix of our voice traffic continued to change during 2003, reflecting an increasingly competitive environment. In 2003, the decrease in voice traffic resulted from lower national traffic minutes due to increased migration of voice traffic to mobile networks.

     In 2003, our customers generated 484 million minutes of outgoing international traffic through our fixed line network, compared to 472 million minutes in 2002 and 476 million minutes in 2001. This resulted in an increase of 2.5% in 2003 compared to a decrease of 0.9% in 2002. Our principal outgoing international traffic routes are to Germany, Switzerland and Italy and accounted for approximately 53.7% of our total outgoing international traffic during 2003.

     Tariffs

     In 2001, we introduced a “pay-per-second” tariff scheme, the so-called TikTak tariffs, which is adapted to our customers’ calling patterns. As a result, we managed to increase our voice market share (excluding internet dial-up) to 52.9% at December 31, 2003, up from 52.6% at December 31, 2002. At the end of 2003, the TikTak tariff scheme accounted for 21.4% of our traffic volume. At December 31, 2003, more than 1.2 million customers had opted for one of the TikTak tariff packages.

     The table below shows the trend of our average tariffs. Due to increased marketing efforts and growing competition, our average tariffs fell in all categories in comparison to 2002. The total average tariff for voice services decreased by 3.7% in comparison to the prior year. The average tariffs are calculated by dividing the revenues in each category by the total minutes as reported in the table on traffic minutes.

	Year ended December 31,
	2003	2002	2001
Average tariffs:
National (local + national long distance)	0.044	0.048	0.057
Fixed-to-mobile	0.184	0.189	0.201
International	0.196	0.213	0.244
Average voice tariff	0.078	0.081	0.088

     Besides the TikTak tariffs, we still offer a Standard Tariff which is billed based on pulse.

     In September 2003, we discontinued our Minimum Tariff, a tariff option for low usage customers. Existing customers of the Minimum Tariff were transferred to the Standard Tariff. Our former Minimum Tariff offered a low monthly fee in combination with higher rates on a per minute basis. Pre-selection customers were able to take advantage of this offer by choosing an alternative operator providing lower rates on a per minute basis. The monthly fee element of the Minimum Tariff did not cover our costs for the network that we provided to an increasing number of pre-selection customers. Therefore we filed an application for discontinuation of our Minimum tariff which was approved by the regulatory authority in September 2003.

     Pay phones and value-added services (VAS)

     Public pay phone services

     We are the principal provider of public pay phones in Austria and operate approximately 22,600 pay phones and about 100 public multimedia terminals across Austria. Multimedia terminals provide access to internet, e-mail, video telephony and various other multimedia services. At December 31, 2003, 38.5% of our pay phones were prepaid-card operated. The number of pay phones was reduced by 5.0%. The roll out of public multimedia terminals, primarily in premium locations, started in 2003.

     Tariffs for pay phones are separated from fixed voice tariffs. Therefore, tariff reductions for fixed line calls did not impact pay phone revenues.

     Value-added services

     Our current portfolio of value-added services includes:

•	toll-free services, which enable a user to call a telephone number free of charge;

•	shared cost service, which allows callers and call recipients to share call charges;

•	premium rate services, which charge the caller a higher than standard telephone rate in exchange for services provided, a portion of which is passed on to the information provider called by the customer;

•	voice virtual private network (VPN); VPN are network services that form a virtual network designed for the exclusive use of a corporate or governmental entity using the infrastructure of one or more carriers; and

•	calling cards.

     In 2003 the demand for toll-free services, especially for customer service hotlines, has increased due to stronger competition and higher demands for professional customer services. Premium rate services allow our business customers to sell their products and services directly over the telephone in order to reduce sales costs and meet their customers’ needs. We expect to increase market share in the area of premium-rate, free-phone and shared cost services due to further product innovations and variations launched in 2003.

     Tariffs

     We adhere to the regulated tariffs for toll-free numbers, shared cost and premium rate services. Telekom Austria’s prepaid calling cards allow customers to make calls from both fixed-line and mobile telephones from Austria to about 200 countries and vice versa from about 40 countries to Austria at various prepaid price models.

     Data and IT-solutions

     Data and IT-solutions encompasses most business activities of the former Datakom Austria GmbH, which was reintegrated in 2002 enabling us to offer customers a full range of integrated services, bundling data, internet and IT services into customized solutions.

     Services

     We offer a wide range of national and international data communications and IT-solutions, including:

•	Leased lines and related services;

•	Switched data services; Corporate network services;

•	IP-MPLS services (multi-protocol label switching technology based on the internet protocol standard)

•	Data value-added services;

•	IT-solution services; and

•	Business applications.

     As we are Austria’s leader in the leased lines market, the regulatory authority requires us to give other operators access to our leased line network.

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

     Data services based on SDH Technology. Our Datastream/SDH network provides cost-effective broadband services for business customers requiring higher and more flexible levels of bandwidth. Datastream/SDH is an internationally recognized high speed digital transmission and switching device that permits integrated voice, data and multimedia communications, which we now market as Nx64 Service.

     Switched data services

     We offer a range of data services on our switched network, including packet switched, frame relay and ATM services.

     Packet-switched services. We provide packet-switched services on our public switched data network. These services allow data communications for a range of applications, such as database searches, electronic funds transfers, and e-mail. We use the X.25 protocol, which is a worldwide standard for transmitting data using packet-switched networks. Although traffic has grown in recent years, we expect that customers now using packet-switched services will increasingly migrate to frame relay or IP (internet protocol) -based services. The number of our service ports connected to our packet-switched service increased by 3.2% to 63,900 at the end of 2003 from 61.900 at the end of 2002.

     In 1999, we introduced a new product called Datacash, a solution which enables cashless payment systems to meet the increasing demand for electronic payment. In 2001, we introduced aircash, the wireless equivalent to Datacash. Aircash is a joint product of our Wireline and Wireless segments.

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

     The number of ports on our frame relay platform was reduced since we started to move customers to our new IP-based platform. The number of frame relay service ports declined by 11.6% to 3,800 at the end of 2003 from 4,300 at the end of 2002.

     ATM (asynchronous transfer mode) services. ATM is a high-performance, cell-oriented switching and multiplexing technology that utilizes fixed-length packets to carry different types of traffic. It offers standardized quality levels and flexible bandwidth connections in order to accommodate varying application requirements. We have developed products to counteract system failure and increase resilience. Thus, we are able to back up our customers’ networks in case of system break-downs. The number of ATM ports increased by 59.9% to 4,316 in 2003 from 2,699 in 2002.

     Corporate network services

     We offer a wide range of corporate network services, including planning, installation, network management, and maintenance of corporate-wide communications networks. These services include:

•	Corporate network LAN solutions. Local-Area Networks (LAN) are computer networks that are typically confined to a single or a few buildings.

•	Corporate network WAN solutions. Wide-Area Networks (WAN) are computer networks that consist of two or more local-area networks (LANs) and provide coverage of larger geographical areas. Our WAN solutions provide fully designed and managed WAN network infrastructure to business customers.

•	Network Management Solutions provide advanced functionalities for customers to manage and customize their computer networks.

•	International Corporate & Partner Services in cooperation with international partners provides customers global access to various network services like frame relay, ATM, IP services and corporate network services.

•	Voice over IP. This technology transmits voice over the internet protocol. We offer corporate customers the integration of real-time voice communications into corporate data networks including PABX functionality (private automatic branch exchange).

     Corporate network customers pay a flat rate for services, such as network management, depending on the level of service selected in the service level agreement.

     We expect that the demand for corporate network services will continue to increase as businesses increase internal efficiency and knowledge management, as well as to provide products and services to customers more quickly and conveniently. We also expect to provide corporate network services bundled with IT solutions and business applications and utilize additional synergies.

     IP-MPLS services (multi-protocol label switching technology based on the internet protocol standard)

     We were the first provider in Austria with a standalone business IP backbone, based on multi-protocol label switching technology (MPLS) with different classes of service features. Standalone means that we operate our customer VPNs (virtual private networks) on our network rather than on a public internet platform, which is important for security and performance reasons. MPLS is a technology to increase the performance of a routed network. In a routed network devices called “routers” determine the best path for forwarding packets of data using common protocols to communicate with each other and configure the best route between any two hosts. Each customer application can be assigned to one of five classes of service, each providing different performance levels. This business IP backbone is the basis network for our business IP products and solutions.

     Data value-added services

     Data value-added services primarily represent electronic data interchange services of legal documents (Elektronischer Rechtsverkehr). This is a secure on-line system operated for the Austrian Ministry of Justice in cooperation with Austrian bar associations which enables customers to file legal documents electronically with the Austrian courts. We also provide a service called the European Business Register (Europäisches Firmenbuch). This service provides access to commercial register databases in 11 European countries and allows companies to find information about other companies. In the medical sector, we offer a special network used for the transmission and management of patient data to and from medical institutions, called DaMe.

     Through our co-operation with A-Trust, in which we hold a 19.9 % stake, we provide a digital signature product allowing secure digital signatures to be used on-line, thereby enabling the secure processing of transactions and payments over the internet. The product is used in combination with our e-business services.

     IT-solution services

     IT-solution services — a new business line of Telekom Austria — deals with a wide range of IT-services supplementing our provision of data communications services which we market as “network centric IT services” and generates additional value for our customers beyond traditional data services. The service offering ranges from consulting to design and implementation of customer specific IT-solutions. These solutions are designed for outsourcing customers IT infrastructures to external service providers, in the way that analogous to customers’ needs several IT services modules can be flexibly and efficiently combined to a homogenous IT-solution. Moreover, Telekom Austria is responsible for the continuous surveillance, end-to-end management and maintenance of IT services, which ensures the ongoing success of customers’ business transactions.

     IT-solution services mainly include 5 different service definitions:

•	IT infrastructure services — launched in 2003 —, centrally provide the basic data center infrastructure (housing services) as well as the disposition of local services at the customer site (desktop services).

•	Managed IT services, available since mid-2003, provide housing (providing accommodation of IT equipment) and hosting services (providing hardware and software for IT solutions) for the customer’s IT infrastructure with defined service level agreements. In 2004, storage providing services will complete the managed IT services offering.

•	Application and web services contain in addition to the supply of domain name services the provision of web space and standard applications, such as applications for mailing services.

•	IT Security Services include firewall services (centrally hosted or locally provided at the customer site) and — launched in 2003 — an email security service which protects customers’ e-mail traffic from computer viruses. We intend to expand our product portfolio by a complementary service to block unsolicited email or spam in 2004.

•	IT Outsourcing Services include managing a customer’s IT landscape partially or entirely. Thus, the customer specific IT-services are completely outsourced to and provided by Telekom Austria.

     Business applications

     Business applications represent a wide range of services, which are mainly based on electronic data interchange services and e-business solutions.

     The e-business product portfolio was adjusted to the changing market requirements. We provide customized e-business solutions from customer relationship management, e-marketing or e-procurement to corporate website services. A new e-conferencing solution enables companies to conduct virtual meetings and share virtual presentations. New web-learning products provide virtual classrooms. As a full service provider we offer solutions including access to the platform, standard content, individual content creation and consulting.

     Recently, we were awarded a commission by Suzuki International Europe for an Application Service Provider (ASP)-based ordering system for 1,500 Suzuki dealers in Germany and France. This follows the successful implementation of an Austria-wide B2B portal for about 200 Suzuki dealers in 2003.

     On July 29, 2003, we acquired 74% of World-Direct eBusiness solutions GmbH, bringing our total interest to 100%. World Direct provides e-business solutions ranging from design and management of corporate websites to e-procurement applications.

     Internet access & media

     As part of our re-organization into two operating segments (Wireline, Wireless), Jet2Web Internet Services GmbH was re-integrated into Telekom Austria in 2002. We also provide internet services in the Czech Republic through our 100% subsidiary, Czech On Line.

     Services

     Internet access & media comprise the following services:

•	Access services (dial-up access, broadband ADSL access, business internet access); and

•	Portal business with online media sales, e-commerce, paid services and multimedia services.

     The brand Aon combines all product and service offerings for private internet access and internet services.

     Access services

     We offer fixed network internet access through dial-up service and high speed broadband internet access service, ADSL.

	At December 31,
	2003	2002	2001
Dial-up customers	819,000	703,400	580,000
ADSL customers	207,600	143,100	86,400

Total customers	1,026,600	846,500	666,400

Internet dial-up traffic (in millions of minutes)	3,953	4,305	4,505
Average Internet dial-up tariff (in EUR/min.)	0.017	0.016	0.017

     The table shows the development of the number of our internet customers at the dates shown. At December 31, 2003, we had about 207,600 ADSL customers. In addition, we have approximately 53,500 ADSL subscriptions that were sold to our wholesale customers. Our one-time internet offer, Complete, is not included in the data presented above — see below for more information.

     We derive revenues for our access services primarily from subscriber fees paid by customers for our dial-up and ADSL services.

     Dial-up access

     In October 2001, we launched AonFlash, our dial-up product family with five different service packages. For our product AonFlash Easy, as with its predecessor AonPuls, we do not charge a monthly rental fee, but a special dial-up internet tariff for the connection via fixed line. In addition, we offer AonSuccess which is not a separate product but an add-on product available to customers who use one of the other internet products described above. In addition to the web space for homepages included in each of the other access products listed, AonSuccess provides 50 megabytes of additional web space for large homepages.

     In 2000, we also offered a special flat-rate internet product called Complete. Although we stopped offering this flat rate internet product in 2000, for which the minutes used are not charged, the corresponding traffic still exists. This one time internet offer accounted for 3,862 million traffic minutes in 2003, 3,801 million traffic minutes in 2002, and 3,593 million traffic minutes in 2001.

     Broadband ADSL access

     In the summer of 2003, the residential ADSL portfolio with modules for download volume or online time was re-launched and included Aon Speed FreeTime and add-on products like Aon Spamfilter, AonVirenchecker to better meet the changing customers’ needs and to satisfy their increasing demand for security products.

     The product AonSpeed FreeTime provides unlimited usage during evening and weekend hours within the limits of Telekom Austria’s fair use policy. Under this policy, Telekom Austria has the contractual right to block data transmission if customers exceed a predefined amount of transmitted data.

     AonSpamfilter enables residential customers to take control of their personal mailbox and protect themselves from junk mails. AonVirenchecker includes a local desktop virus protection software as well as a tool to scan incoming e-mails and attachments for viruses.

     For all products (except ISDN), residential customers can choose between self installation or installation by the technical customer service. They can also choose two additional packages which offer wireless connectivity in connection with several of our ADSL products.

     Aon.tv. In June 2003, Telekom Austria launched the paid service Aon.tv, succeeding our multimedia services field trial Jet2web-tv. Telekom Austria is one of the first European operators providing TV through broadband ADSL access. Customers can choose from a variety of live TV channels, on demand video clips and movies utilizing the PC as a user interface. The bandwidth was increased from 512/64 kbit/s to 768/128 kbit/s for all customers enabling optimal usage of our interactive TV service Aon.tv and other multimedia offers.

     Aon Gaming. Telekom Austria was the first official ADSL online gaming partner of Microsoft and Sony when they started their online services in Austria in 2003. We developed product bundles consisting of gaming consoles and broadband internet access.

     Business internet access

     For our business customer we re-launched the product group “Business Access” including Business Access Dial-in in 128 kbits/s for high bandwidth demand outside of our ADSL coverage areas and broadband SDSL access. SDSL (Symmetric DSL) — different from ADSL — provides data transmission at the same speed in both directions (upload and download) as an alternative to leased line services. We sell these products together with services such as secure e-mail, virus detection software and spam email filter as a response to the increasing need for secure access to internet services, as for example SecureMail, which is a central platform that allows business customers to search their company’s entire email traffic for viruses and other dangerous programs.

     Portal business with online media sales, e-commerce, paid services and multimedia services

     Our main portal, Aon.at, offers a wide range of services from communication, entertainment to online shopping and tries to satisfy various daily needs of Austrian users. A portal is defined as a network that aggregates, navigates and delivers a wide range of internet commerce, community, communication, and content services. Portals evolved from simple search engine, allowing users to search the internet quickly, to become aggregators and distributors of commerce, community, communication, and content services. Revenues are generated from business-to-consumer services, multimedia services, Aon.tv, sales of online advertising, various other paid services and an online shop.

     Our main activities in 2003 were:

•	We re-launched the customer service area on our portal improving and increasing the customers’ usage of self-care functionalities for various services of Telekom Austria.

•	We launched a new business portal in July 2003, which allows business customers to customize their access to our portfolio of business products and services. The business portal also strengthens our long-term business relationships to our clients.

•	We re-launched our online shopping area, AonShopping, in 2003. The shopping mall concept provides users with the opportunity to choose from a wide range of products of various suppliers within a single shopping area.

•	We completed our content offering with new games (AonGamepoint, AonGames Competitions), a multi-functional communications service (Aon Communicator) and a music download service. AonMusicdownload is the first legal, secure, paid service for the download of music in Austria.

•	Through co-operations we added new on-line magazines to our portals. These co-operations allowed us by sharing content and marketing expenditures to cut our costs and increase advertising revenues as well as raise the number of Aon.at visitors.

     We expect to continue to transform existing free services into paid services and focus on co-operations, entertainment, communication and local content in order to create new ways to generate and increase revenues and our profitability.

     The Telekom Austria portals led the Austrian portal market of internet service providers with 600 million page impressions excluding mobilkom austria’s portal A1.net in 2003. Page impressions refer to the number of times a specific website has been accessed or viewed by users.

     Czech On Line

     We are present in the Czech internet market through our Czech subsidiary, Czech On Line a.s. (COL), a leading provider of internet services and the first provider to introduce free dial-up internet access in the Czech Republic. In 2003 Czech On Line generated revenues of EUR 18.5 million. It was fully acquired by Telekom Austria during the fiscal year 2000. In 2001, COL evolved from an internet service provider to a full communications service provider and defended its leading position in an increasingly competitive environment. At December 31, 2003, Czech On Line had approximately 279,400 active customer accounts up from approximately 275,300 at the end of 2002.

     COL offers the following services:

•	free dial-up internet access through PSTN, ISDN and GSM;

•	internet access for customers via frame relay, leased lines, and wireless point-to-point and point-to-multipoint access services and ADSL services;

•	PSTN voice services for business customers for local, national and international calls based on direct access and carrier pre-selection, and for residential customers based on carrier selection;

•	value-added services (such as global internet roaming, web hosting, domain registration, virtual mailboxes, anti-spam and anti-virus software);

•	content services, including a news aggregator and a customized search engine for Czech content; and

•	free customer support 24 hours a day, seven days a week.

     After receiving a 3.5GHz license for microwave transmission, COL has rolled out a basic access network in Prague and six regional cities in the Czech Republic in 2002.

     Due to changes in the regulatory environment in 2003, COL was able to enter into an interconnection agreement regarding the internet dial-up traffic with Cesky Telekom. Through the introduction of ADSL products COL entered the broadband market. In addition, COL introduced bundled voice and internet services for business customers and voice telephony for existing residential customers on the basis of carrier selection.

     Wholesale voice & internet

     We provide wholesale services for national and international mobile and fixed network operators and Internet Service Providers (ISP).

     National wholesale services include:

•	call origination and termination;

•	transit and access to other services;

•	toll-free and premium rate services;

•	broadband solutions for internet service providers and other telecommunications providers; and

•	emergency and directory inquiry services.

     At December 31, 2003, we had entered into interconnection agreements with 27 fixed-line and 6 mobile licensed operators in Austria. Separate fixed and mobile interconnection agreements were entered into with all six mobile operators. By the end of 2003 we had installed about 53,500 ADSL connections for our wholesale customers.

     International wholesale services include:

•	Call termination. We deliver international incoming calls to Telekom Austria customers or subscribers of other network operators.

•	Voice transit service. This service consists of routing traffic via our international network. We also act as account intermediary.

•	Signaling for international roaming.

•	Bandwidth transit services. Due to Austria’s geographic location, we are in a position to offer transit capacity on our international network among the eight countries that border Austria.

•	International internet access. We provide connections to the networks of other European countries, the United States and worldwide.

•	Satellite services. We provide bandwidth as well as international connectivity to our national and international customers through our own teleport. A teleport is a satellite antenna station that provides connectivity to various international satellites.

•	International Virtual Private Networks (VPNs). We provide VPNs for national retail business customers throughout the world directly through international partners.

•	Network construction. We use our technical experience to plan, build, operate and maintain networks for our wholesale customers. In 2003 we strengthened our position as the prime outsourcing partner for high quality backbone networks for other national UMTS operators.

•	Jet2Web Stream. In mid-2003, we further expanded our fiber optic ring “Jet2Web Stream” to Milan, Italy as part of our international broadband activities. In 2002 we had extended our transmission capacity to connect Vienna to Prague, Frankfurt, Munich and Salzburg and started operations on the network connecting Vienna, Bratislava and Budapest. An extension of the network to Slovenia and Croatia is currently under development. All parts of this network can be upgraded up to 320Gbit/s which would allow us to adjust capacity step-by-step to growing demand.

     Traffic volume

     Our incoming and outgoing international traffic includes calls to and from our customers and customers of other network operators routed through our network. We processed more than 2.5 billion traffic minutes of international incoming and outgoing calls, especially incoming calls to fixed and mobile networks.

     Tariffs

     We receive payments for terminating international traffic and pay international carriers to carry and terminate our outgoing calls in other countries. These receipts and payments are based on settlement rates negotiated with other international carriers on a bilateral basis.

     In addition, we receive payments for national interconnection traffic and pay other national carriers to carry and terminate calls from our customers in their networks. These tariffs are regulated by the Austrian regulatory authority.

     Our main source of interconnection costs arises from calls to mobile networks. mobilkom austria was required by the Austrian regulatory authority to lower its interconnection fees for call termination from EUR 0.1125 to EUR 0.1111 on April 1, 2003 and further to EUR 0.1086 on September 1, 2003. Interconnection fees for terminating calls in the network of other mobile operators range from EUR 0.1318 (T-Mobile), EUR 0.1380 (Connect Austria), and EUR 0.1962 (tele.ring and Hutchison 3G Austria).

     Interconnection costs also arise from calls to toll-free and value-added service numbers provided in our network which originated in networks of Austrian mobile operators. The underlying, so-called mobile origination tariffs are also regulated by the Austrian regulatory authority and range from EUR 0.1028 (mobilkom austria) up to EUR 0.1962 (tele.ring and Hutchison 3G Austria). Daytime, evening and weekend rates are identical.

     Wholesale data

     Leased line services

     The leased line business generates revenues by leasing fixed lines to customers for their exclusive and dedicated use. Our leased line basic service establishes a permanent connection for the transmission of voice and data traffic between two geographically separate points or between a point and several other points. These points can be entirely within Austria or partly in Austria and partly abroad. We lease lines to other local telephone operators and wireless service providers who use such lines as part of their networks. We also lease lines to providers of data services. In addition to leased line services we provide several service levels including express setup services.

     Other services (customer premises equipment and directory services)

     Customer premises equipment

     We are a leading provider of telecommunications equipment, systems, related post-sales maintenance, and service for residential and business customers in Austria. As in most European Union member countries, the market in Austria for such equipment and systems, commonly known as customer premises equipment, is characterized by high competition and low profit margins. We believe, however, that the supply and servicing of customer premises equipment is an essential element of providing a full service to our customers. Through the provision of customer premises equipment, we are able to develop closer relationships with our customers, encourage the use of new technologies and cross-sell other services such as ISDN and ADSL. It also helps us to better understand our customers’ evolving telecommunications needs. We sell and lease customer premises equipment manufactured by leading vendors through retail outlets, including our own call centers, our Telekom and A1 Shops, direct sales force (for business customers), our door-to-door agents, as well as third-party distributors. Our range of customer premises equipment includes:

•	Telephone systems, which help corporate customers manage their telephone extensions based on state-of-the-art technologies and developments like Voice over IP telephony (VoIP);

•	Enhancements and supplements to PABX (private automatic branch exchange) such as Computer-Telephony Integration (CTI), contact-center applications or unified messaging (UMS), which provides a single interface for voice, e-mail and fax messages;

•	LAN and WAN networks based on standardized ISDN-telephony or based on VoIP telephony;

•	Voice communication based on ISDN and VoIP telephony, and PC software applications;

•	Telephones and accessories, fax machines;

•	Mobile products; and

•	Maintenance services.

     We plan to grow our customer premises equipment business by exploiting opportunities arising from the convergence of information technology and telecommunications systems, and systems integration and internet services.

     Directory services

     Directory services include mainly call center services and directory publications. The number of directory inquiries and connected services decreased further during 2003 due to the availability of electronic inquiry devices via internet, which at current are mostly free of charge, as well as electronic devices such as PDAs and mobile phones that include applications for directory management.

     Call center services. We provide national and international directory services through value added numbers and electronic interface, exchange of computerized national directory information with international carriers, hosting of directory service numbers of other carriers as well as cash collection services and weather information services. Furthermore, we offer telephone- and video-conferencing, InteractiveVoice Response (IVR) and audiotext services and complete call center solutions including sale and installation of call center equipment.

     Directory publications. According to the Austrian Universal Service Ordinance we collect and maintain a database of our subscriber data and other fixed-line and mobile service providers’ subscribers. This database is also offered to directory publishers.

     In July 2003, we sold our 26% stake in Herold to an investor group led by the two funds, Veronis Suhler Stevenson and 3i. Herold continues to publish our telephone directories. As of January 29, 2004, the online telephone directories “www.etb.at”, provided by Telekom Austria and “www.Herold.at”, provided by Herold Business Data AG merged into a joint search machine for Austrian telephone numbers. The newly created joint platform will soon be expanded by additional user-friendly features including new search masks for telephone numbers, data transfer for electronic organizers or the sending of telephone numbers as business cards via SMS.

     Competition

     We face intense competition that has resulted in a reduction of tariffs and prices throughout the market and we expect that pressure on tariffs will continue. We believe that market liberalization has contributed to market growth for internet services and intensified competition in voice telephony. Management believes that the market for data communications and IT solutions as well as internet services will continue to grow moderately whereas the fixed-line voice telephony market will further stabilize.

     The population of Austria is concentrated primarily in a few urban areas. Approximately 20% of the Austrian population lives in the Vienna area. Competitors can therefore service a large percentage of the population of Austria by focusing on a limited geographic area. Under our universal service obligation, we are required to provide voice telephony, public pay phones, directory inquiry services and other services throughout Austria, including rural areas. Until the end of 2002, competition has concentrated primarily on price. However, we believe that the decrease in prices is slowing down and we are noticing a trend towards bundled products such as fixed line services with online products.

     The Austrian government fully liberalized the Austrian data communications market in 1993 and the mobile communications market in 1996 together with the granting of the second license to provide digital mobile communications services, and voice telephony through fixed lines in 1998. The regulatory authority has determined that we have significant market power in the fixed telephony network and services market, leased line market and interconnection market as defined by the Telecommunications Act 2003. This partially limits our pricing flexibility. As a result, most of our pricing had to remain cost-based and significant changes have been subject to prior approval by the regulatory authority. For more information, see “— Regulation and legal framework — Regulation”.

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

     In early 1998, call-by-call operators launched services in the Austrian market for voice telephony through fixed lines. Pre-selection of a carrier has been available since early 2000 for long distance, international, fixed-to-mobile calls, and calls to specific value-added service numbers. In early 2000, some of our competitors became full service providers by offering fixed line access. Carrier pre-selection for local calls has been made available since the beginning of 2001. We had interconnection agreements with 27 fixed line operators and 6 mobile network operators as of December 31, 2003.

     Our primary competitors in the provision of voice telephony through fixed lines are UTA, TELE 2, tele.ring, eTel and UPC Telekabel (Priority). Several smaller competitors have left the market including Carrier One, European Telecom, TeraCom, KPNQwest, Red Telekom and Cybertron. Most of our competitors are partly or even in majority owned by international, experienced telecommunications operators, and some of them are incumbents in their own home markets.

     In the market for data communications and IT solution we face intense competition ranging from start-up companies to multinational alliances, like AT&T, Equant, T-Systems, Colt, tele.ring and UTA. We compete in all areas of data communications services based primarily on a combination of price and quality of service. We are the overall leader among data communications providers in Austria.

     We face many competitors in the provision of internet services, ranging from established global portal service providers to general telecommunications operators like UTA, UPC Telekabel (chello), T-Online or Inode. Our main ISP competitors are partly or wholly owned by international internet service providers. In the business market segment, we compete primarily with full-service telecommunications operators that offer internet access services, hosting services and voice telephony through fixed lines. Some of the operators in these market segments have longer operating histories abroad and greater name recognition in some European markets or in the United States. Our main competitor in the Austrian portal market for internet service providers is T-Online.at.

     In the wholesale services market we face intense competition as well. That has resulted in a reduction of prices and we expect that the pressure on prices will continue. Our primary competitors in the provision of wholesale services are T-Systems, Telecom Italia, BT, MCI, France Telecom, UTA, eTel, Colt and Level 3. We are the overall leader among wholesale services in Austria. The expansion of our fiber optic ring “Jet2Web Stream” enabled us to act as a major provider for the transmission of voice and data communications in Central and Southeast Europe.

     Sales and marketing

     In the Wireline segment, we classify our retail customer base into three customer groups:

•	Residential retail sales: in this marketing segment we serve about 2.4 million residential customers. The customer base is segmented according to customer needs in telecommunications services;

•	Small offices/home offices (SOHOs) and small and medium-sized enterprises (SME); and

•	Top SMEs; and key accounts.

     In all three retail customer groups, marketing activities are based on integrated marketing analysis including customer needs, customer behavior and customer lifetime value. In accordance with their telecommunications preferences, we create individual customer target groups and provide them with special products and solutions. For each customer segment an individual communication core message and communication channel mix is developed. We target our customers by direct mailings, online advertising and sales promotions. Customers have the choice of ordering products and services by telephone, fax or mail and via online shopping on http://shop.telekom.at. Our call center hotline is another important sales channel through which customers can obtain information and order fixed line-related products and services.

     Our whole customer base comprises national and international mobile and fixed network operators and Internet Service Providers (ISP). Our marketing activities are customized to the individual needs of our customers focusing on the provision of integrated solutions and quality of service.

     At December 31, 2003, we had a network of 49 Telekom Austria Shops, offering competent customer service and advice concerning our entire service offerings for residential and business customers. In addition, we market our products and services through the offices of the Austrian Postal service and use retail chains as sales points. Furthermore, customers are directly solicited by professionals and by our employees.

     We target business customers in this segment with our dedicated sales force. Starting in 2002, we focused on retention of our large business customers and extension of our customer base by attracting medium and small-sized enterprises. As part of the integration of fixed-line, data communications and internet services into a single Wireline segment, we combined data communications services with Telekom Austria’s key account management and formed a new unit called Business Solutions. Moreover, we replaced the former technology and product-oriented organization with a customer-focused approach with a strong emphasis on all-in-one solutions.

     Our wholesale services are marketed and sold directly by our carrier managers, to national and international carriers. In 2003, we served more than 100 national and 250 international wholesale customers. We also plan to further push our sales activities through indirect Partner Sales in those countries which are covered by our fiber optic ring (Jet2Web Stream).

     Customer service

     We believe that a long lasting customer relationship is essential to outperform our competitors. Therefore, we continuously concentrate on service leadership. We handle about 23 million customer contacts per year with a focus on improving customer satisfaction.

     Selective training programs for our employees proved to be successful as customer satisfaction for service and installation of access lines improved significantly. On our hotlines we were able to increase the rate of immediate solution of customer request. Furthermore, our new more descriptive invoice design gained positive feedback from our customers.

     The customer service center was re-organized from a technology-based organization to a customer process-oriented organization. Our technical structure and functional organization facilitate but do not determine our customer service processes. We improved interfaces between operational support systems, billing and other customer service systems to achieve more efficient customer service management. As a result, we increased our performance and achieved significant cost savings. Our technical customer service realized efficiency growth of up to 24 % compared to the year 2002 in terms of daily order processing per employee. Installation time for fixed access lines was reduced by over 30 % due to further optimizations in our workflow. We increased our customer self care options to be more efficient while satisfying additional customer needs.

     To further improve efficiency and performance we will selectively invest into effective customer-orientated end-to-end processes.

     Networks

     Telekom Austria is the largest telecommunications operator for fixed and mobile network services in Austria. All customer services are based on advanced, high quality technology networks with proven reliability.

     Switched network

     We operate a fully digital voice switching network serving 2.6 million PSTN access lines, about 447,200 ISDN basic access lines, and 7,800 ISDN multi access lines at December 31, 2003.

     Our network combines reliable technology with efficient network design. Our voice switching network operates on a double-tracked operation, administration, and maintenance system to assure network reliability. Our call success rate and exchange availability for 1999 through 2003 was between 99% and 100%. The call success rate is the percentage of originating calls resulting in successful connections (ringing tone) with the intended destinations.

     At December 31, 2003, more than 94% of the voice switches and remote units were connected to our transmission network by optical fiber cables, the highest capacity medium available.

     We are in the process of optimizing the switching network. We expect this program to reduce operational costs, lower capital expenditures, and accelerate service rollout.

     Through our intelligent network, or IN platform, we offer, among other services, toll-free, value-added services and number portability. The demand for new IN services is driven by the customer need for communication within a predetermined user group and from regulatory requirements, such as number portability. By adopting the same IN technology in the fixed and mobile networks, we will be able to offer convergent services such as using the same handheld phone for fixed and mobile calls.

     Data networks

     Technological innovations and advances in standardization allow us to provide a set of new telecommunications and multimedia services in connection with our large established network infrastructure. These innovations have occurred in three different areas: backbone network infrastructure, access infrastructure, and advanced services.

     Backbone network infrastructure. This infrastructure is based on optical signal transmission. We predominantly use optical fiber as the transport medium for high-speed digital transmission. Our core network was based on approximately 18,584 kilometers of optical fiber cables at December 31, 2003. In addition, we provide radio links in specific areas upon customer demand.

     The primary transmission technology we deploy is a transmission standard for fiber optic networks and allows for a simpler and more easily managed network with enhanced reliability with different levels of multiplexing. By using specific protection concepts such as multi-path section protection, we achieve high network availability within this network infrastructure.

     Telekom Austria runs a state-of-the-art multiservice network which is based on ATM and IP technology. Through the deployment of MPLS networking technologies we are able to integrate the SDH, ATM and IP networking concepts in order to offer the required quality of service for the whole service portfolio of Telekom Austria, i. e. broadband access services based on ADSL and business customer services derived from fiber and SDSL access technology. Thus, we are implementing our networking infrastructure towards an “All IP” networking concept which is the basis for further cost reduction as well as offering new voice and data services.

     Access infrastructure. Our access infrastructure is the means by which our customers connect to our networks. The access network plays a key role in our business as it supports the entire range of services. Broadband technologies such as ADSL permit high-speed internet access and digital video transmission on normal telephone lines. Across Austria we have installed 765 ADSL relay stations covering more than 85% of Austrian households. We had 261,100 ADSL lines installed at the end of December 2003, up from 174,100 at the end of the year 2002 and we continue our expansion.

     In addition, we provide multimedia and other data services with high capacity requirements using direct access via optical fiber for large business customers. As the demand for broadband services increases, we anticipate a deeper penetration of optical fiber in the access network and expect to implement next generation solutions such as very high speed digital subscriber line (VDSL) applications on existing copper lines

     Advanced services. These services are driven partly by the technological developments and partly by the demand from customers for more sophisticated services. New information and communication technologies such as digital mass storage and techniques for video compression and software platforms enable us to offer internet content services, unified messaging services, and commercial services such as digital signatures.

     International network

     Our international voice traffic is routed through two international gateways. We have connections to 234 destinations (including global satellite networks) and direct links to 118 international operators in 86 countries. We partially own or have rights to use undersea cables in addition to satellite capacities of the corporations Intelsat and Eutelsat. We also take part in projects for the installation of international optical fiber-backbones such as Trans European Lines and Trans Asia European Lines.

     With the installation of Jet2Web Stream we have expanded our broadband activities abroad. The network now covers Prague, Frankfurt, Munich, Bratislava, Budapest and Milan. All parts of this network can be expanded up to 320Gbits, which would allow us to adjust capacity step-by-step to meet growing demand. The expansion of our fiber optic ring “Jet2Web Stream” enabled us to connect mobilkom austria’s subsidiaries to our networks at low costs and to act as a major provider for the transmission of voice and data communications in Central and Southeast Europe.

     Next generation network

     Similar to the way in which the entire telecommunications network had to be completely renewed through digitalization at the beginning of the 1980’s, new technology is being developed to enable a gradual transition from the digital networks to a packet oriented network, commonly referred to as Next Generation Network (NGN).

     A packet oriented network is expected to enable a more efficient simultaneous transmission of data services and voice telephony services. NGN is expected to give us more flexibility to satisfy customer wishes and to offer the exact services that are needed at the moment. Easier access to services like videoconferencing, multimedia messaging services, audio/video streaming applications or video mailboxes will generate additional business opportunities.

     We are in the process of evaluating the details and financial implications of a migration to NGN with particular consideration of existing investments (see “Item 5 — Liquidity and Capital Resources — Capital Expenditures”).

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

     In continuation of our projects in 2002 we have implemented several crucial improvements and enhancements to our operations support systems including:

•	added functionalities to our customer relationship management systems like a workforce management system for field service;

•	enhancement of the billing system to improve the support of new services;

•	streamlined business processes within our enterprise resource management systems in the areas of logistics, material management, finance, investment, and procurement, among others.

     The above mentioned systems are interdependent and designed to improve customer service while reducing costs and increasing reliability through centralization of customer data and process management.

Wireless

     Our Wireless segment is represented by mobilkom austria group which is comprised of mobilkom austria and its subsidiaries. mobilkom austria group generated revenues of EUR 2,030.2 million in 2003, EUR 1,909.4 million in 2002 and EUR 1,713.2 million in 2001, before intersegmental eliminations. In addition to providing mobile communications services in Austria, we also provide mobile communications services through VIPnet in Croatia, Si.mobil in Slovenia and mobilkom [liechtenstein] in Liechtenstein, representing 20.9% of our mobile communications revenues in 2003 compared to 20.3% and 16.4% in 2002 and 2001, respectively.

     We had more than 4.7 million mobile communications customers at the end of 2003 representing, a 6.4% increase compared to 2002. The Wireless segment covers a total population of close to 15 million. Wireless market penetration ranges from 55.0% in Croatia and 76.5% in Slovenia to 89.7% in Austria.

     On January 7, 2003 mobilkom austria group entered into an exclusive partnership with Vodafone to co-operate in the Austrian, Croatian and Slovenian market. The co-operation has extended the range of existing products and services of mobilkom austria group and has improved the product portfolio in particular for business customers. Both companies collaborate in the field of roaming, purchasing, development of new products and services, technical platforms, global account management and joint marketing initiatives. Vodafone Eurocall, the first joint product, was launched in the first half of 2003, offering favorable and transparent roaming prices to users in more than 30 European countries. In summer 2003, a new service was launched together with Vodafone enabling our customers to recharge their accounts in most Vodafone countries in Europe when traveling abroad.

     Competition has resulted in a reduction of tariffs and prices throughout the markets and we expect that it will continue to pressure tariffs downward. We believe that market liberalization has contributed to market growth and intensified competition in the Wireless segment. We expect that the market for mobile communications will continue to grow moderately. We expect that the growth in the Wireless segment will not be able to match the growth rates of prior years.

     Austria

     mobilkom austria is the leading provider of mobile communications services in Austria with approximately 3,2 million customers at December 31, 2003, which represented a total market share of about 43.3% of the Austrian mobile communications market, in comparison to 44.4% at the end of 2002. Our mobile business has experienced rapid growth in recent years as the mobile penetration rate in Austria increased from 14.4% at December 31, 1997 to 89.7% at December 31, 2003. The penetration rate increased by 6.6 percentage points compared to 2002. We believe that we have a strong market position as a result of our customer-focused services, two well recognized brands in Austria with A1 as the product brand and mobilkom austria as the company brand, broad network coverage and eligible customer service.

     In August 2000, we were one of the first mobile communications operators worldwide to launch a nationwide and commercially operated network based on general packet radio service, or GPRS. GPRS is a technology which is a data service enhancement for Global System for Mobile Communication, or GSM. GSM is one of the leading standards for digital wireless communications.

     On November 8, 2001, we purchased 49% of paybox österreich. paybox österreich was the holding company of paybox austria, which has offered mobile payment services since January 2001. Following a Europe-wide reorganization of the paybox group, we acquired 100% ownership of paybox CEE (Central Eastern Europe) in September 2003, thereby also assuming full ownership of paybox österreich. On December 17, 2003 paybox österreich was merged into paybox CEE. This acquisition allows us to offer m-commerce (mobile commerce) solutions both in Austria as well as in Central and Eastern Europe.

     In January 2002, mobilkom austria was the first mobile communications service provider worldwide who was assigned a bank license. This license allowed us to establish our 100% subsidiary A1 Bank, enabling us to provide a broad range of m-commerce services.

     We were the first European operator to set up a national UMTS network, with the commercial launch of our UMTS network in April 2003. In 2003 we did not heavily promote UMTS due to the fact that there were only a few adequate UMTS handsets available. The focus was on improving our network and testing our services in order to be prepared well in advance of our competitors. By the end of 2003, mobilkom austria covered all major cities and altogether about 50% of the Austrian population with its UMTS network and has therefore already fulfilled the regulatory obligations for the year 2005. The further expansion of the network will depend on the future development of revenues.

     Competition

     The Austrian mobile telecommunications market was liberalized in 1996 with the granting of the second Austrian license to provide digital mobile communications services.

     The Austrian mobile communications market currently has four GSM operators with UMTS licenses (mobilkom austria, T-Mobile Austria, ONE, and tele.ring) and one additional UMTS license holder (Hutchison 3 G Austria). Hutchison 3G Austria launched its operations shortly after mobilkom austria in May 2003. In December 2003, mobilkom austria acquired Telefonica-owned 3G Mobile, which also held a UMTS license, and thereby increased the available frequency spectrum. However, there is the obligation to sell 2x5 MHz of the acquired frequency spectrum by January 31, 2005. Therefore, mobilkom austria sold 2x5 MHz to the competitor T-Mobile Austria in March 2004. By the end of 2003, all UMTS license holders commercially launched UMTS, but only Hutchison 3G Austria is actively promoting the service. In addition, one of our competitors in the fixed line business, TELE 2, entered the market in February 2003 as a service provider using the network infrastructure of our competitor, ONE, reselling mobile communications services under its own brand name but without its own access number. TELE 2 intends to become a Mobile Virtual Network Operator (MVNO) and to introduce their own access number during the first half of 2004.

     Our competitors in the Austrian mobile communications market are partly or wholly owned by international, experienced telecommunications operators, and some of these competitors are also incumbents in their domestic markets. We compete in all facets of the mobile communications business, including handset prices, tariffs, corporate image, distribution network, product offerings, and network quality and coverage.

     Customers and traffic

     We have experienced substantial growth in our mobile customer base over the past few years. According to our own market research, there were about 7.31 million mobile customers in Austria in December 2003, representing a mobile penetration rate of 89.7% of the population, which is one of the highest penetration rates of mobile communications in Europe. The growth of the penetration rate has slowed down. As a result of the market saturation we have focused on retaining customers rather than acquiring new customers. We expect growth in the medium-term will be driven by new data services as well as the expansion of mobile technology to new products and services. In December 2003, our mobile customers represented approximately 43.3% of the mobile communications market in Austria, a 1.1 percentage points decrease compared with the end of 2002.

     The following table shows selected customer and market share data for our services in Austria at the dates specified. Customer totals are based on total customer identification numbers issued. The size of this market has been estimated by us.

	At December 31,
	2003	2002	2001
	(in thousands)
Customers at end of period
Contract	1,682.2	1,574.9	1,439.4
Prepaid	1,481.0	1,426.5	1,410.5

Total customers	3,163.2	3,001.4	2,849.9

Net additions	161.8	151.5	45.6
Market Information
Total market for mobile services	7,312.5	6,762.8	6,650.3
Our total market share	43.3%	44.4%	42.9%

     Our customer base increased to nearly 3.2 million customers in 2003, of which approximately 1.7 million were contract customers and approximately 1.5 million prepaid customers. Our focus on contract customers resulted in a stronger increase of contract customers compared to prepaid customers.

     In addition, we were able to reduce our total churn rate from 19.5% in 2002 to 16.1% in 2003. The churn rate provides insight into the growth or decline of the customer base as well as the average length of participation in the service. Our Austrian churn rate is calculated based on the total number of customers who discontinue their use of our service in a 12 month period, divided by the average number of total customers during that period. A prepaid customer is disconnected 13 months following the last account deposit. In 2003, our contract churn rate was 10.8% and our prepaid churn rate was 22.0%. These rates are in line with the average churn rate of mobile operators in European Union countries where mobile operators subsidize handsets given to customers as an incentive to switch operators. Subsidized handsets have been available in Austria since late 1998.

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

	Year ended December 31,
	2003	2002	2001
Traffic (in millions of minutes)	4,509	4,124	3,695
Average number of customers (in thousands)	3,064.5	2,895.7	2,829.0
Minutes per customer per month	123	119	109

     Sales, marketing and customer service

     Our mobile sales and marketing strategy aims to enhance the breadth and quality of our service and build long-term relationships with our customers, thereby reducing churn and maintaining our strong position in a highly competitive market. Our sales and marketing strategy includes:

•	increasing sales through our own shops and developing them into service points for our customers, e.g. for hardware replacement;

•	strong focus on valuable business customers;

•	further improving customer service; and

•	exploring additional distribution channels for internet retail.

     In the Wireless segment, we group our customer base into three customer groups:

•	Business customers: Individual business solutions are offered to this group of sole proprietorships and larger corporations and organizations.

•	Residential customers: Residential contract customers with medium to high usage of mobile communications services are included in this group.

•	Prepaid customers: Residential customers with low usage of mobile communications services are served in this group.

     We market contract and prepaid mobile communications services through various channels: including our own shops, shops-in-shops, post offices, retail agents, internet, and a key account sales force.

     At December 31, 2003, we operated 39 A1 shops in major metropolitan areas in Austria. A1 shops offer mobile communications products, services and accessories, technical information and advice, and the opportunity to test mobile communications products. We have also entered into distribution agreements with approximately 1,500 electronics equipment outlets throughout Austria as of December 31, 2003. Our shop-in-shop concept comprises 173 branded information counters in large consumer electronics outlets. In addition, our mobile communications products and services are also offered in our Telekom shops and in 1,650 post offices throughout Austria, which provide high visibility for our products and services.

     In order to satisfy the demand for prepaid mobile communications services, we also sell our prepaid products through other retail agents, such as supermarkets and gas stations throughout Austria.

     We operate one of the leading Austrian e-commerce websites (www.a1.net) for our mobile communications products and services, offering contract and prepaid subscriptions, accessories and re-loading of prepaid accounts via internet. The majority of these services may also be accessed via mobile handsets.

     Customer service

     We seek to provide high quality customer service and to continuously strengthen the relationship with mobile customers starting from the first contact. We continue investing in effective information systems to facilitate the interface between operational support systems, administrative systems, billing, distribution and customer service systems.

     In 2003, we fully introduced a customer relationship management system which enables paperless operations at mobilkom austria’s customer service centers. We are continuously upgrading our billing systems in order to support the introduction of new products and services, and to increase our ability to offer more flexible tariff structures. These systems enable us to produce customized bills for our business and residential customers as well as to offer electronic bills (ONLINE BILL). After thorough usability testing, mobilkom austria’s customer bills including all electronic bill formats (online bill, electronic bill transfer formats) were redesigned and re-launched in 2003 with the objective of further increasing their comprehensibility and convenience to customers.

     Our contract customers receive itemized bills and are encouraged to pay by direct debit transfer. The direct debit ratio of above 90% has a big impact on mobilkom austria’s cash flow.We have a flexible billing system for corporate customers, which allows us to carry out customer segmentation and to offer multiple tariff rates and more tailored billing information. We monitor our exposure to credit loss and customer fraud through a credit scoring system that evaluates potential fraudsters among contract customers. A new, internationally interlinked fraud management system was put in place within all mobilkom austria group companies. The system provides near real time call behavior of potential fraudsters within all networks of mobilkom austria group.

     In 2001, our call center and inbound and outbound services were certified by the ÖNORM Institute, the Austrian Standards Institute, becoming the first certified call center in Austira. In 2003, the ÖNORM Institute audited mobilkom austria’s customer service quality and extended the certification for additional two years.

     We adjust our customer retention activities according to market requirements. We try to retain our customers and try to keep our churn rate low through various special offers. Our focus is on retaining high value customers and increasing their loyalty and satisfaction by optimizing our customer-related processes. As part of our aim to encourage customer loyalty, we introduced a points-based customer loyalty program in April 1999 for which approximately one million customers were registered at December 31, 2003. By the end of 2002, participants earned one point per call minute. This minute-based points accrual mechanism was changed into a revenue-based accrual in 2003. Existing participants have been migrated to the new program with the result that at year-end 2003 78% of our participants are in the new accrual program. The collected points entitle customers to purchase new subsidized handsets and accessories for mobile phones.

     We also provide the A1 Auskunft service. This directory assistance offers address and telephone number information. The information can be communicated by voice, sent by e-mail, SMS or fax, or the customer can be directly connected to the requested number.

     Services

     We offer a wide range of mobile communications products and services including value-added services such as voicemail, information services, m-commerce, mobile internet access, mobile office solutions, telematics (a combination of location-based services, global-positioning system (GPS) localization and remote control), service for using three mobile phones under the same number, short messaging services (SMS) and multimedia messaging services (MMS). Location-based services encompass all services where information about the location of the consumer is needed, like finding the closest hospital, restaurant, post office or grocery store and other location based information.

     Whereas with SMS only text-based messages can be sent, MMS offers the ability to send and receive multimedia messages comprising a combination of text, sounds, images and video to and from MMS capable handsets. In addition, MMS can also be sent and received via special internet platforms, such as the mobilkom austria portal A1.net. The portal A1.net uses the internet to promote, adapt and sell various products for our mobile phone services.

     Contract services. For our contract customers we offer dedicated customer service and special tariff packages. Our customized products target all segments, from residential customers to large corporate accounts. Our large corporate customers benefit from a range of specialized corporate services such as mobile communications with full virtual private network functionalities. For instance, our A1 MOBILE OFFICE product combines hardware and software that allows internet access, voice, data and fax communications via mobile phone. Our GPRS product, A1 DATA GUARD, enables employees to have secure access to their employer’s internal computer network via their mobile phone. The A1 XTRACARD PRO enables customers to use three mobile phones with the same telephone number, allowing mobile data usage and voice calls at the same time. Furthermore, mobilkom austria offers solutions for virtual private networking (VPN) to its business customers.

     Prepaid services. Prepaid products are marketed primarily to lower volume mobile phone users. The advantages of prepaid services for us are decreased credit risk, lower costs of sales and reduced administrative costs. From its introduction until 2002, our prepaid service experienced rapid growth and was a significant element in the growth of our mobile customer base. In 2002, we observed a saturation of the market.

     M-commerce services. In the past two years we enlarged our range of m-commerce (mobile commerce) services. For instance, since April 2001 customers have been able to order more than 50,000 items from an Austrian mail-order house via their mobile phones. In 2002, we continued to enlarge our service offerings: event ticketing, closing of a short-term insurance contract for major sports injuries, paying at vending machines and betting via mobile phone. In September 2003 we launched a ticketing solution for public transportation in Vienna, Austria which enables customers to purchase tickets via mobile phone. In October 2003, we started the m-parking service in Vienna, Austria. m-parking enables car drivers to pay short-term parking fees via their mobile phone, processed through our subsidiary A1 Bank. A1 Bank administers the funds generated through parking management in trust for the City of Vienna, Austria.

     International roaming services. International roaming enables our customers to make and receive calls with their mobile phones in other countries using the networks of operators with whom we have entered into international roaming agreements. These services are offered to our contract customers and registered prepaid customers. At December 31, 2003, we had international roaming agreements with 237 mobile network operators in 124 countries. Additionally, we offered to our prepaid customers roaming in 23 countries with 28 mobile operators without any registration necessary. At December 31, 2003, we offered GPRS roaming in 19 countries. In addition, we offered our customers additional convenient services (e.g. using the same short numbers for calling voice mail abroad).

     Other mobile phone services. The portfolio of entertainment services targeted primarily at the youth market was enlarged in 2002 by the A1 GAME ZONE, which offers games for mobile devices. These games can either be accessed through Wireless Application Protocol (WAP) or using the SMS technology. WAP allows access to the Internet using mobile handsets, even without the use of a computer. The second mainly youth-targeted service, A1 HANDY STYLING (ringtone and picture SMS service) was enlarged with new content categories as polyphonic ringtones or music files.

     In the telemetric business area, the A1 TELECOMMANDER received the tel.con award 2003 assigned by “NEC” and the “Institute for International Research” for innovative technical products. A1 TELECOMMANDER transforms the mobile phone into a remote control for auxiliary heating systems for cars, alarm devices or air-conditioning units via SMS, WAP and the Internet. With the A1 TELECOMMANDER we assigned co-operations with various car producers as well as the European Car Association. We phased out our paging network in September 2002. Instead, we offer SMS PRO for emergency and yellow cab services as a special, SMS-based, high performance solution. SMS PRO offers in comparison to paging a better standard of convenience, such as web-based group administration, web-based alert function, full compatibility to telemetries, delivery reports and high performance two-way emergency communication.

     Tariffs

     We offer promotional packages intended to attract and retain customers, such as bundled airtime minutes, or reduced monthly fees. With innovative tariff packages such as A1 Xcite and B-Free Komix, we are the only operator in Austria which applies a segmented marketing approach by limiting these services to certain age groups, therefore addressing the special needs of young consumers and children. In addition, we intend to continue to focus on attracting and retaining high-volume corporate customers by offering flexible corporate tariff structures, volume discounts and handset replacements. Eurocall, the first joint product with Vodafone, was launched in the first half of 2003, offering favorable and transparent roaming prices to users in 32 European countries.

     Networks

     Our mobile networks in Austria consist of:

•	a digital mobile network based on GSM/GPRS technology; and

•	a digital mobile network based on UMTS technology.

     mobilkom austria continuously monitors the quality of its network in terms of blocking, set-up success and drop call rate and reports the results on a monthly basis. During 2003 the GSM “call success rate” was 97.8% on average, which is the highest rate in comparison to our competitors.

     At December 31, 2003, mobilkom austria’s GSM network consisted of 14 mobile switching centers, 4 home location registers and 5,209 base stations. An intelligent network platform is installed for GPRS and value-added services. We have expanded our GSM network in recent years, particularly in areas of high traffic such as Vienna. In 2003, 252 new base stations were brought on-line, of which 174 were macrocell stations, which assure broad coverage, and 78 were microcell stations, which assure additional capacity in densely populated urban areas.

     The following table shows the number of GSM microcell stations (which assure in-door coverage and additional capacity), GSM macrocell stations and total GSM transmitter stations in Austria that were operational at the end of the periods indicated.

	At December 31,
	2003	2002	2001
Microcell stations	1,010	932	844
Macrocell stations	4,199	4,025	3,815

Total (on air)	5,209	4,957	4,659

     We provide dual band services to accommodate our expanding customer base. At December 31, 2003, we operated nationwide a 2x10.4MHz (52 channels) spectrum in the 900MHz band and a 2x15.0MHz (75 channels) spectrum in the 1800MHz band. As was done in the past, we will expand dual band service to areas with significant amounts of mobile traffic like large and medium cities, technology parks, tourist sites, highways and airports.

     Our digital transmission network includes the standard components of a mobile telecommunications network, such as digital cross-connects, microwave, and radio links, and other transmission devices to connect different components of its networks. We use our fixed line corporate network services for transmission between mobile network elements and Public Switched Telephone Network (PSTN) interconnection points, in particular for high capacity and high availability transmission requirements.

     Wireless Application Protocol (WAP). In December 1999 mobilkom austria introduced WAP, a specification for a set of communication protocols to standardize the way that wireless devices can be used for internet access, including e-mail and newsgroups. Since March 2000, mobilkom austria has offered a personalized WAP-portal with an integrated search engine.

     General Packet Radio Service (GPRS). GPRS enables high-speed mobile data-transfers, particularly for data applications such as mobile internet browsing and e-mail. We launched our GPRS services in August 2000. GPRS is available in the entire network. Maximum data rates are achieved by optimizing data compression. Based on this GPRS data transport capability, MMS was introduced in 2002. Through the implementation of Service Level Monitoring (concurrent monitoring of prime services taking the customer ´s view) we could further enhance our quality of service.

     Universal Mobile Telecommunication System (UMTS). mobilkom austria successfully bid for a UMTS license in Austria on November 3, 2000. UMTS allows for packet-switching and allows operators to transmit data rates significantly exceeding those of the preceding mobile systems. It also permits implementation of multimedia applications that integrate voice, video, and data communications. On September 25, 2002, the technical launch of UMTS was demonstrated with a live video conference over mobilkom austria’s UMTS network. As the first operator in Austria, mobilkom austria commercially launched the service on April 25, 2003, covering about 50% of the Austrian population at the end of 2003. The year 2003 provided sufficient time to improve our UMTS-network and build the necessary skills of our technical staff. Once the handsets will be available in sufficient numbers and quality, the growth of our UMTS customer base will increase. The takeover of 3G Mobile in December 2003 increased the available frequency spectrum for mobilkom austria from 2x10 MHz to 2x14.8 MHz which gives us ample capacity to handle potential growth of mobile services in the future and will allow us to reduce the number of our macrocell stations. Another 2x5 MHz frequency spectrum, that were acquired in the takeover, had to be re-sold due to regulatory requirements in March 2004. The following table shows the number of UMTS macrocell stations which assure indoor coverage and additional capacity for densely populated areas:

	At December 31,
	2003	2002	2001
Macrocell stations	1,271	855	0

     Wireless Local Area Network (WLAN). WLAN uses high-frequency radio waves rather than wires to create a locally-limited, broadband connection to computer networks. In order to enable our customers different access technologies, mobilkom austria initiated a WLAN project with McDonald’s at the beginning of 2004 to install WLAN access points in McDonald’s restaurants.

     Information technology/Operations support systems

     Our operations support systems store, manage and analyze essential business information. These operations support systems enable us to make timely business decisions and develop new products and services based on the needs of our customers. Essential developments in 2003 were the enhancement of online bill presentment, creation of a new bill (replacement of hardcoded layout with modular structure; new bill design), and development of an interconnection billing system (to manage wholesale business of national / international traffic), implementation of an m-payment platform with the ability to handle micro payments for m-commerce applications.

     Our main IT systems include our billing systems, customer relationship management (CRM) system, mobile data applications and internal applications. Our billing systems collect and rate the individual customer transactions (voice and data) and produce the invoices either electronically via secure access or in print. Our CRM system covers the total range of customer contacts, serves as an information base for products and services, coordinates business-sales-activities, documents the individual history of customer contacts, and operates campaigns. Our mobile data applications — mobile portal (internet applications via web and WAP) enable the use of internet-based services via mobile phones, such as office solutions and portals (www.a1.net). Our internal applications comprise SAP as Enterprise Resource Management System (which is in use to support consolidated and streamlined business processes in the areas of logistics, material management, finance, investment, and procurement) and our Data Warehouse, which is continuously developed to deliver all relevant business information.

     Croatia

     In September 1998, Croatia awarded its second GSM license to VIPnet, a consortium in which we have held an interest through mobilkom austria since 1998. We increased our stake in VIPnet by 9% on January 30, 2003 and further by 19% on June 23, 2003, bringing our total interest in VIPnet to 99%. The remaining 1% of shares is still owned by Vecernji list, one of the largest media enterprises in Croatia. VIPnet shares the Croatian mobile communications market with the incumbent operator HTmobile, a subsidiary of HT (Hrvatske telekomunikacije d.d.), with Deutsche Telekom as its main shareholder.

     VIPnet started operations on July 1, 1999, and by December 31, 2003 it served 1.2 million customers (85% of them use prepaid services), increasing its customer base in 2003 by 10.3% compared to December 31, 2002. VIPnet had a low annual churn rate of 17.3% in 2003. VIPnet has a 50.0% share in the Croatian mobile communications market. Croatia’s mobile communications penetration rate was 51.9% as of December 31, 2002 and increased to 55.0% as of December 31, 2003.

     In mid-2001, VIPnet started targeting the corporate market by launching products for small and medium-sized enterprises such as Virtual Private Networks (VPN). Following the expiration of the first VPN contracts, VIPnet started an aggressive retention campaign.

     In 2003, customers sent more than 1 billion SMSs. On average, customers send 73 SMSs monthly, which is one of the highest SMS usage rates in Europe. This is partly due to successful services such as VIPparking introduced in September 2001 — a service that enables all GSM customers to pay their parking charges per SMS. This service can be used in 13 major towns in Croatia and almost 2.1 million SMSs were sent in 2003 in order to pay for parking charges.

     As a major tourist destination, Croatia has a high number of visitor roamers in the summer season. Visitors generated more than 12% of VIPnet’s total revenues. In March 2003, VIPnet presented Vodafone’s Eurocall service that offers VIPnet customers special roaming tariffs in 32 European countries. In addition, the new cooperation with Vodafone allows VIPnet to offer our customers as well as Vodafone’s customers the option of recharging their prepaid accounts with vouchers offered by VIPnet since July 2003.

     In October 2003, VIPnet started a new corporate identity campaign. Four corporate logos have been consolidated into a single VIPnet logo in order to simplify and strengthen VIPnet’s brand recognition.

     In 2003, VIPnet improved its customer relationship management, focusing on a segmentation of its customers based on their revenue contribution. Service levels for customer care were realigned according to customer segments. Churn prediction and campaign management tools for private and business contract customers were implemented. These systems enable a detailed track record of customers, thus facilitating marketing campaign management.

     In May 2003, VIPnet placed its first UMTS test call in Croatia. VIPnet intends to apply for a UMTS license in the first half of 2004. The commercial launch of VIPnet’s UMTS service is expected to take place in 2005.

     Furthermore, VIPnet intends to enter the market for fixed-line services. The granting of a license depends on two main factors: the foundation of the Croatian regulatory authority for telecommunication, which is not expected before April 2004; and new interconnection rules to be agreed upon between the new agency and HT. For both factors, no strict time limits have been set and the legally defined dates already passed. VIPnet does not expect the license for fixed-line services to be granted before September 2004.

     Slovenia

     In February 2001 we purchased a 75% plus one share interest in Si.mobil, a Slovenian mobile communications provider. We fully consolidate Si.mobil because we hold an option to purchase the shares which we do not currently own for a fixed price. At the end of December 2002 the final closing of the purchase of the remaining shares was postponed until 2007.

     In Slovenia there are currently three mobile operators, Mobitel as the dominant incumbent, Si.mobil and Vega. In addition, Debitel as a service provider provides mobile communications services using the infrastructure of an existing competitor whereas an operator relies on its own network infrastructure. The competitive environment is characterized by a dominant incumbent with a market share of around 69.2% and high market penetration at 76.5% at the end of 2003. At December 31, 2003 Si.mobil had a market share of 23.6% of the mobile communications market in Slovenia making it the second largest mobile operator in Slovenia. Si.mobil’s number of customers amounted to approximately 361,500 by the end of 2003, which represents an increase of the customer base by 3.3% compared to end of 2002. The contract customer base accounts for 43.5% of the total customer base.

     Si.mobil introduced its (dual-) brand “Si.mobil — Vodafone” for its entire market presence in September 2003. Further new and innovative tariff offers such as Vodafone Eurocall and IZI, the first, true flat-rate tariff in the Slovenian market were launched in 2003 as well.

     Besides being the first operator in Slovenia to introduce GPRS for prepaid customers, Si.mobil implemented the first Enhanced Data Service for GSM Evolution (EDGE) network in Europe in December 2003. This allows data transfer in broadband quality and further promotes the usage of existing and future data applications. For the time being EDGE, is an alternative to UMTS, as the state-owned incumbent Mobitel was the only operator to have auctioned a UMTS license in 2002 due to exceptionally high license fee compared to other European countries. Nevertheless, a second tender for UMTS licenses is expected. There are currently no indications concerning the timing of the tender.

     Although the mobile communications market is near saturation, the Slovenian regulatory authority has not yet taken any measures to increase competition. Therefore, Si.mobil took the initiative and came into an agreement with Mobitel on asymmetrical mobile-to-mobile interconnection fees providing Si.mobil with a favorable termination fee for calls from Mobitel customers. However, due to Slovenia’s upcoming entry into the European Union in May 2004, a harmonization of local laws with European standards is expected.

     Liechtenstein

     On November 16, 1999, the Principality of Liechtenstein granted a GSM license to mobilkom [liechtenstein], a wholly owned subsidiary of mobilkom austria. mobilkom [liechtenstein] launched services on September 13, 2000. Furthermore, mobilkom [liechtenstein] started premium-rate services and services for mobile virtual network operators, which are interconnection margin-businesses that account for a substantial part of its financial results.

     The penetration rate in Liechtenstein reached 76.3% at December 31, 2003. The customer base of mobilkom [liechtenstein] amounts to more than 2,500 (all of them contract customers), thus accounting for a 10.3% share of the mobile communications market in Liechtenstein. mobilkom [liechtenstein] is the second largest mobile communications provider in this highly competitive market.

Properties

     Our consolidated financial statements (including mobilkom austria group) show a net value for property, land and equipment of EUR 4,457.7 million in 2003 and EUR 5,000.7 million in 2002. The acquisition costs were EUR 10,682.3 million in 2003, and EUR 10,650.5 million in 2002. The acquisition costs include, among others, communications network and other equipment totaling EUR 9,382.0 million, land totaling EUR 60.3 million and buildings totaling EUR 663.0 million at December 31, 2003. The item communications network and other equipment includes primarily switching and transmission technology as well as access and trunk cables.

     The properties of Telekom Austria consist primarily of buildings with integrated technical facilities, such as switching devices, transmission towers, antennas and, to a relatively small extent, administrative buildings. In addition to the buildings we own, we also lease space. At December 31, 2003, we used about 2096 facilities, of which approximately 35% were leased. The land and buildings comprise overwhelmingly the property owned by Post und Telekom Austria AG allocated between Österreichische Post and us as a result of the spin-offs described under “— History and Development of the Company.”

     On June 30, 2003 we finished the relocation of our headquarters to Vienna’s second district. The majority of our information technology equipment is located at our own premises of approximately 11,000 square meters in Vienna. Our main switching and transmission equipment is based in our Arsenal facility, which occupies approximately 90,000 square meters in Vienna’s third district.

     The contract with Post & Telekom Immobiliengesellschaft mbH, a wholly-owned subsidiary of Österreichische Post, for the planning, construction and administration of the buildings we own and use, terminated on December 31, 2003 and has not been renewed.

Research and development

     Research and development in combination with our innovation strategy, product lifecycle management and technology strategy is an integral part of our innovation management. We believe that research and development (“R&D”) is important to our continuing success and on retaining technological innovation leadership. We hold a variety of patents and licenses. No single patent or license is material to our business.

     We seek to stay ahead in promising areas of new research and scientific advances with focused investing in application-oriented research. We focus our research activities on trend-setting technologies particularly in the field of broadband communications, transmission technologies, service platforms, optical core technology and network security and support systems within our fixed line and mobile telecommunications networks. We consider these research areas indispensable for the creation of new services and for the build-up of efficient and reliable multi-service network structures. Related issues are being dealt with through participation in national and international initiatives.

     The establishment of two operating segments, Wireline and Wireless, as part of the reorganization of Telekom Austria has led to a bundling of forces. Through enhanced coordination of the activities based on an integrated research and development strategy, initiatives in R&D have been optimized.

     To assure technological leadership today and in the future, Telekom Austria considers the further study of changing user patterns as an integrated component of its innovation management. Within the past years there was a considerable shift in R&D to consumer-oriented topics. The social and cultural area has changed considerably through new technologies and vice versa. Thus, we opened our studies in topics of cultural, media & communications. As a result of the development of the internet from an information-source to an interactive multimedia-platform, audio and video content is expected to be delivered per “mouse click”. Telekom Austria looked into the challenges of broadband portals in terms of customer acceptance, service bundling and content delivery network infrastructure.

     Focus in our Wireless unit is also application and service-oriented. Many of our research activities in cooperation with partners from industry, research institutes and universities have dealt with services based on mobile data applications, integration of advanced service platforms based on 3G (3rd Generation Mobile Services architecture), multi-modal speech applications and concepts for prototyping new services for the 3G environment. Within these co-operations we have developed localization technologies to enhance accuracy. We also hold patents for enhanced localization methods and a Service Interaction Gateway.

     In accordance with one of the national main strategies “Intelligent Infrastructure” presented by the Austrian ministry for transportation, innovation and technology we have started a research program for telematic services by using synergies through the co-operation with Arsenal Research and other partners from the Austrian Traffic Telematic Cluster.

     We continued our participation in European Union-funded research projects, with the objective of showing how multiple wireless standards and services they offer can be converged in a flexible manner within one mobile consumer terminal. In addition, we have worked on alternative mobile access technologies, such as WLAN and its convergence with 3G-technologies as well as service aspects due to packet oriented architectures in future mobile networks (3rd Generation Partnership Project).

     In the e-government sector we presented a prototype of a digital signature, which allows Austrian citizens to use their digital signature for public administration issues by using their mobile phone. The development in close cooperation with the Austrian Ministry of the Interior is based on the new e-government law which was enacted in March of 2004.

     Our consolidated research and development expenses amounted to EUR 42.8 million, EUR 30.3 million and EUR 21.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Capital expenditures

     For information relating to our capital expenditures, see “Item 5 — Liquidity and capital resources — Capital expenditures”.

REGULATION AND LEGAL FRAMEWORK

Regulation

     Liberalization (1998-2002)

     The development of the Austrian law follows the regulatory actions taken by the European Union. As a result of implementing European Union directives, the Austrian telecommunications market was liberalized by the Austrian Telecommunications Act of 1997. In 1998, we lost our last exclusive right as the national incumbent to provide domestic and international voice telephony services to the public in Austria via fixed network.

     Recent developments (2002-today)

     In August 2003, a newly amended Austrian Telecommunications Act (the “Telecommunications Act of 2003”) implemented European Union telecommunication directives adopted in 2002 into Austrian law aligning the Austrian communications market from sector specific regulation to the principles of competition law. The act is also expected to lead to further harmonization of market conditions through an obligatory European Union-wide consultation process among national regulatory authorities, as well as by keeping national regulations technologically neutral. The Telecommunications Act empowers the Austrian Federal Minister for Transportation, Innovation and Technology (“the minister”) and the national regulatory authority to issue ordinances containing detailed provisions relating to the Austrian telecommunications market.

     Regulatory framework

     The amended Telecommunications Act of 2003 which entered into force on August 20, 2003, allows unrestricted market access to all entrants who qualify under the act and replaces the former licensing regime by a general notification requirement. Consequently, any telecommunications service provider is allowed to offer its services in Austria without a license. One of the principal objectives of the Telecommunications Act of 2003 is the promotion of competition within the Austrian communications sector and the provision of reliable, high-quality and innovative telecommunications services at a reasonable price. Regulatory measures are supposed to promote a modern telecommunications infrastructure that leads to high-quality sites and effective competition by stimulating investments in innovation and infrastructure. Additional objectives include the provision of universal service throughout Austria, the protection of customers and operators against the distortion of competition, access to information and transparency of prices and general terms, data protection, avoidance of significant market power and efficient and interference-free use of frequencies. Operators having significant market power in particular communications markets are subject to a special regulatory regime. In general, sector specific regulatory measures will be applicable only in the absence of effective competition. Regulatory measures must be kept technologically neutral and may not restrict the introduction of innovative products and services (generally referred to as “emerging markets”).

     Retail markets should be subject only to regulation if regulatory measures applied to the wholesale markets fail to ensure effective competition. In accordance with the principles of general competition law, markets which may be subject to sector-specific regulation are generally identified by the European Commission and accordingly defined by the Austrian regulatory authorities as subjects of market analysis. The European Commission can veto market definition and market analysis decisions proposed by the national regulatory authority. Where the minister or the national regulatory authority intend to take measures with material effect on the Austrian telecommunications markets, a national consultation process is required to take place.

     Under the new regime, the scope of sector-specific regulation shall be subject to a broader market concept and regulatory measures must be narrowly and proportionally directed at concrete market failures. As a further result of the intended transition to general competition law, the Cartel Court has been vested with sole jurisdiction over matters concerning abuse of significant market power.

     The mandate of the regulatory authority overseeing the Austrian communications markets is to ensure competition and the availability of high-quality communications services. Under the Telecommunications Act of 2003, the regulatory authority is responsible for notification, usage of frequencies, administration of the numbering system, ensuring unrestricted market access for new entrants and controlling the provision of universal service. The regulatory authority is required to define and analyze markets in order to identify operators with significant market power and to impose regulatory measures where it is deemed necessary. The authority’s role encompasses ensuring equal access to networks, internally used services and facilities for all competitors, particularly in the areas of interconnection, pre-selection of a carrier, number portability and opening of access to local subscriber lines, also called unbundling of the local loop. Access may be refused only on objective grounds, such as network-security or lack of interoperability of services. The Telecommunications Act of 2003 also generally deals with protection of data, technical infrastructure, numbering, rights of way and consumer protection.

     New markets and regulation of operators with significant market power

     Under the 2002 EU directives, the former sector-specific concept of market dominance, now called “significant market power” has been aligned with the concept of market dominance as used in European Union and Austrian competition law. In May 2003 the EU Commission identified the following 18 markets which may be subject to sector-specific regulation.

     Retail level:

•	access to the public telephone network at a fixed location for residential customers;

•	access to the public telephone network at a fixed location for non-residential customers;

•	publicly available local and/or national telephone services provided at a fixed location for residential customers;

•	publicly available international telephone services provided at a fixed location for residential customers;

•	publicly available local and/or national telephone services provided at a fixed location for non-residential customers;

•	publicly available international telephone services provided at a fixed location for non-residential customers; and

•	minimum set of leased lines (which comprises the specified types of leased lines up to and including 2MB/sec as referenced in Article 18 and Annex VII of the Universal Service Directive).

     Wholesale level:

•	call origination on the public telephone network provided at a fixed location;

•	call termination on individual public telephone networks provided at a fixed location;

•	transit services in the fixed public telephone network;

•	wholesale unbundled access (including shared access) to metallic loops and sub-loops for the purpose of providing broadband and voice services;

•	wholesale broadband access;

•	wholesale terminating segments of leased lines;

•	wholesale trunk segments of leased lines;

•	access and call origination on public mobile telephone networks;

•	voice call termination on individual mobile networks;

•	wholesale national market for international roaming on public mobile networks; and

•	broadcasting transmission services, to deliver broadcast content to end users.

     With the exception of the market for broadcasting transmission services, the remaining 17 of these markets are relevant for telecommunication. To date, the Austrian regulatory authority has defined 16 nationwide markets which may be subject to sector-specific regulation in the Austrian communication sector by market ordinance (Märkteverordnung) which entered into force on October 17, 2003. The only market that remains to be identified is the market for wholesale broadband services.

     The regulatory authority analyses the actual status, development and progress of competition on these markets. Effective competition implies the absence of significant market power.

     Under the new regime, an operator is considered to have significant market power if:

•	it faces little or no competition; or

•	compared to its competitors, it has an overwhelming position due to its ability to influence market conditions, its revenues in comparison to the size of the market, its control of the means of access to customers, its access to financial resources or its experience in providing products and services.

     If the regulatory authority concludes that no provider is exercising any significant market power, the regulatory authority will not take any measures to promote and strengthen competition.

     Where an operator is identified as having significant market power, the regulatory authority will impose at a minimum one of the following measures:

     On a wholesale market:

•	Operators shall follow the principle of non-discrimination and provide competitors with services and special network access facilities with the same terms and conditions and quality at which the operator offers them to each of the 18 markets defined above, to its affiliated companies and other competitors.

•	Operators shall provide the regulator with information about their costs and accounting, technical specifications, network characteristics, general terms and pricing rules including discounts.

•	Operators shall grant access to the telecommunications network, various facilities (including site sharing, co-location etc.) or unbundled parts thereof on a non-discriminatory basis to all competitors and users. Further, operators may be required to provide access of specific services on a wholesale basis for resale by third parties, co-location or other forms of facility sharing (including lines, building or mast sharing), access to operational support systems or similar software systems necessary to ensure fair competition in the provision of services, or may be obliged to grant open access to technical interfaces, protocols or other key technologies that are indispensable for the interoperability of services or virtual network services.

•	Operators shall implement adequate, separate cost accounting systems for their telecommunications activities and other businesses to ensure transparency and prevent cross-subsidization. The regulatory authority is allowed to impose a specific cost accounting method.

     On a retail market:

•	Operators may be prevented from applying unjustified prices.

•	Operators may not discriminate among customers.

•	Operators may not unbundle services in a discriminating manner.

•	Operators shall obtain prior approval for business terms and conditions relating to the provision of voice telephony on fixed and mobile networks and leased lines. Operators shall obtain prior approval for fixed line voice telephony and leased line tariffs.

     Pursuant to the Telecommunications Act of 2003, the regulatory measures in the retail market may only be taken in case of failure of adequate measures in the respective wholesale markets. All operators which are deemed to have significant market power are obliged to provide a minimum set of leased lines according to the principles of non-discrimination, cost orientation and transparency.

     Every measure taken by the regulatory authority must be proportional and adequate and take into consideration existing capacities, investment risks, industrial or intellectual property rights, provision of European Union-wide services and long term competition.

     In late 2003, the regulatory authority began its analyses of the markets pursuant to the Telecommunications Act of 2003. We do not expect any decision identifying operators with significant market power on specific communication markets and regulatory actions before mid-2004. Until then, our current obligations in place will continue. The regulatory authority will start with its market analyses of mobile roaming charges after the European Commission has published its findings on this topic.

     According to the regulatory authority’s decision issued in 2001, no mobile operator in Austria was deemed to have significant market power, either in the market of mobile voice telephony or in the market of interconnection. According to a 2002 decision by the regulatory authority, Telekom Austria is the only operator considered to have significant market power, but only in the markets defined according to the former regime:

•	voice telephony over fixed network;

•	leased lines; and

•	national interconnection.

     Pricing and price regulation for end users

     The regulatory authority may impose specific obligations for operators with significant market power in the relevant retail market if there is no effective competition in that (or end user) market and specific obligations for wholesale markets including carrier selection and carrier pre-selection are not likely to achieve the objectives of the Telecommunications Act of 2003.

     Once the regulatory authority has determined that we exercise significant market power in one of the relevant markets, the regulatory authority may subject us to the requirement that we not charge excessive prices, or provide unreasonable bundles. The regulatory authority has the power to control individual tariffs and cost orientation of these tariffs. The regulatory authority also has the right to approve the minimum offer of leased lines and the prices for those leased lines.

     If the regulatory authority subjects our tariffs and tariff-related business terms and conditions for services in special retail markets to its approval, the regulatory authority must approve the business terms and conditions and tariffs of these services prior to their introduction or change. Prices for these services must be cost-oriented and based on transparent criteria. We are required to maintain a cost accounting system which is certified each year by the regulatory authority.

     The regulatory authority has the right to approve or refuse the proposed tariffs and business terms within eight weeks. If the regulatory authority fails to act within this time, the terms and conditions or tariffs are deemed approved. Tariffs for services without the obligation for approval are subject only to a notification obligation concerning the service and business terms, conditions and tariffs.

     In addition, all terms and conditions which are modified in a way that is unfavorable for customers must be announced two months prior to their introduction. Furthermore, affected customers must obtain detailed information about the unfavorable modifications at least one month before the modification becomes effective and have the right to terminate their contracts.

     Special provisions exist for service number tariffs. The Price Ordinance for Service Numbers specifies maximum tariffs for the various services offered.

     Ordinances under the new Telecommunications Act 2003

     Since the enactment of the Telecommunications Act of 2003, the minister and the regulatory authority have issued several important ordinances:

     The Mobile Number Portability Ordinance, issued by the minister on November 4, 2003, establishes the legal and regulatory framework for the portability of mobile subscriber numbers between operators. The ordinance also stipulates the manner in which calls originating in the fixed networks will be routed to these ported numbers, customer protection and transparency of costs.

     The Telecommunications Market Ordinance, which entered into force on October 17, 2003 defines the markets which may be subject to regulation.

     The Ordinance on Itemized Billing, issued by the regulatory authority on December 1, 2003 stipulates special requirements for operators with regard to itemized bills.

     We continue to be materially affected by former ordinances implementing the Telecommunications Act of 1997. The Interconnection Ordinance deals with interconnection under the Telecommunications Act, special network access and opening of the local access and joint use of facilities. It subjects operators with significant market power to a cost accounting system based on the forward-looking long-run average incremental costs. The Numbering Ordinance describes the numbering plan, including the national numbers regime, the proposed changes towards area codes, mobile numbers, personal numbers, toll-free numbers, shared cost and value-added service numbers, and numbers for services in the public interest and the structure of national and international numbers. Since legal competencies regarding issuing these ordinances have been moved from the minister to the regulatory authority we expect the Interconnection Ordinance and the Numbering Ordinance to be amended or reissued in 2004.

     The Ordinance on Tariffs for Value-Added Services, reissued on October 27, 2003 determines the maximum prices for calls to personal numbers, shared cost services and premium rate services.

     The Telecommunications Acts of 1997 and of 2003 contain provisions relating to the nation-wide availability of certain basic telecommunications services, referred to as universal service. Additional details concerning universal service requirements are provided in the Universal Service Ordinance which became effective in June 1999 and was amended during 2000. The ordinance which determines the amount operators are required to contribute to the funding of the regulatory authority entered into force on March 8, 2004. According to this ordinance, in 2004, operators with a revenues exceeding EUR 230,000 in the telecommunications sector are required to contribute to the financing of the regulatory authority.

     The regulatory authority

     The Telecommunications Act of 2003 and the Communications Authority Act establish the legal basis for the existing regulatory bodies in the telecommunications (Telekom-Control-Kommission) and the broadcasting media sector (Communications Authority). The Rundfunk und Telekom Regulierungs-GmbH serves as the administrative arm of both of these authorities. Within this report the term “regulatory authority” refers to “Telekom-Control-Kommission” and to “Rundfunk und Telekom Regulierungs-GmbH.”

     Telekom-Control-Kommission

     The Telekom-Control-Kommission is an independent three-member committee that meets the requirements of a Tribunal under the European Convention on Human Rights.

     The competencies of the Telekom-Control-Kommission are ordering joint use in a dispute concerning rights of way; decisions in proceedings concerning data of subscriber directories; exercising the right to object pursuant to general conditions of business; determining financial compensation to be paid from the universal service fund; determining the amount to be paid to the universal service fund; determining if in a respective relevant market one or more operators have significant market power and imposing specific obligations; decisions in procedures concerning specific obligations (e.g. obligation of non-discrimination, access to network equipment and network features, interconnection, number portability and Carrier Selection); approval of conditions of business and charges and exercising the right to object; frequencies: decision on the licensing and allocating of frequencies as well as change and revoke of frequency allocations; decision on the right to provide communications networks or services, including the right to revoke these rights; decision on preliminary injunctions; identification and filing applications concerning skimming off enrichment; and filing applications with the Cartel Court.

     Rundfunk und Telekom Regulierungs-GmbH

     Generally, the Rundfunk und Telekom Regulierungs-GmbH a non-profit company with limited liability, is responsible for all issues, which are outside the responsibility of the Telekom-Control-Kommission. Its primary activities are in particular numbering or dispute resolution between end-users and operators and dispute resolution among operators. Pursuant to a modification of the Telecommunications Act of 2003, the Rundfunk und Telekom Regulierungs-GmbH can enact ordinances (such as those concerning numbering, value added services or relevant markets for regulation) and must resolve some disputes called “alternative dispute resolution” concerning the Telekom-Control-Kommission. Although it is wholly owned by the Republic of Austria, the Rundfunk und Telekom Regulierungs-GmbH is financially independent from the Austrian state. Its expenditures are covered by annual payments from communications service providers and broadcasting companies in relation to the total revenue of the respective markets. The minister supervises the Rundfunk und Telekom Regulierungs-GmbH’s activities. Rundfunk und Telekom Regulierungs-GmbH is required to publish a yearly report about the activities of the regulatory authority and it is also obliged to report annually in writing to the minister and to the Parliament on the implementation of the targets set by regulation.

     Communications authority

     Pursuant to the Communications Authority Act, the Communications Authority is responsible for the broadcasting media sector. In some cases, the Communications Authority may serve as the regulatory authority under the Telecommunications Act of 2003 or has at least the status of a party in proceedings.

     Other regulatory bodies

     The minister, the Telecommunications Offices and the Office for Radio Installations and Telecommunications Facilities are administrative authorities that is empowered to take all measures may take all measures requiring the exercise of administrative power in the area of telecommunications with regard to Austrian telecommunications law. Although not established at this point, the Telecommunications Advisory Board will advise the minister and the regulatory authority regarding telecommunications matters. Decisions of the regulatory authority may be appealed to the Supreme Administrative Court and in limited circumstances to the Constitutional Court.

     Regulation of market entry

     The Telecommunications Act of 2003 abolished the former licensing regime. Entry into the market by a new participant requires only notification with the regulatory authority and the payment of a processing fee.

     The new Telecommunications Act of 2003 also replaced the former licensing regime for mobile operators using the GSM technology with a notification regime. However, the provision of mobile telecommunication services continues to be limited by the allocation of frequency spectrum. Therefore, the number of GSM-network operators has remained the same as under the former Telecommunications Act. There are four GSM network operators:

•	mobilkom austria AG & Co KG

•	T-Mobile Austria GmbH, the former max.mobil Gesellschaft für Telekommunikation GmbH

•	One GmbH, the former Connect Austria Gesellschaft für Telekommunikation GmbH and

•	tele.ring Telekom Service GmbH & Co KG.

     One GSM-service provider, Tele2, uses the network of One GmbH.

     UMTS

     On November 3, 2000, six mobile operator, including mobilkom austria, the three other GSM-operators in Austria and two new entrants (Hutchison 3G Austria and 3G Mobile), successfully bid for UMTS licenses. mobilkom austria bid for paired 10MHz and unpaired 10MHz frequency spectra in an auction held by the Austrian regulatory authority. Under the terms of the license award, mobilkom austria is required to cover 25% of the Austrian population by the end of 2003 and 50% by the end of 2005. At the time of the commercial launch of the service in April 2003 mobilkom austria’s UMTS network already covered 42% of the Austrian population.

     By the end of 2003, one of the new entrants, Telefonica, suspended its operations in Austria. mobilkom austria bought the Telefonica-owned Austrian company 3G Mobile, thereby acquiring additional paired 9.8 MHz frequency spectrum. However, prior to its approval, the National Regulatory Authority (NRA) imposed the obligation on mobilkom austria to sell 2x5 MHz frequency spectrum by January 31, 2005. Therefore mobilkom austria sold 2x5 MHz to the competitor T-Mobile Austria in March 2004.

     The Telecommunications Act of 2003 requires that UMTS licensees, like mobilkom austria, also hold digital GSM licenses. UMTS licenses grant national roaming services to any UMTS licensees who do not operate a GSM network provided that there is enough capacity. National roaming means that the customers of a UMTS operator are able to make and receive phone calls in areas not covered by their UMTS operator by using the network of another GSM operator. National roaming has been designed to allow UMTS operators which do not have an established GSM network to offer nationwide GMS services and thereby enhancing competition. UMTS providers that have a geographic coverage of 20% of Austria with their UMTS network are entitled to receive national roaming. If no agreement on roaming rights can be reached among the respective UMTS providers, the regulatory authority can determine the roaming rights and roaming fees after a hearing with the respective parties. mobilkom austria entered into an agreement with Hutchison 3G Austria for GSM and GPRS roaming services as Hutchison 3G Austria only provides its customers a UMTS network in congested areas. mobilkom austria is in the position to make additional revenues, mainly because commercial terms were agreed, not regulated. National roaming among UMTS operators is also permitted, although there is no legal obligation to provide this service.

     Major regulatory decisions affecting Telekom Austria

     Current tariffs: voice telephony services and leased lines

     Our current tariffs for voice telephony services and national leased lines have been approved under the Telecommunications Act of 1997. The last decisions concerning these approvals are dated July 21, 2003. The minimum tariff was cancelled on July 21, 2003.

     We did not file an application but only notified the regulatory authority about our international leased lines tariffs which became effective on May 2001. In our opinion these tariffs were not subject to approval. The regulatory authority instituted proceedings against us since it believes to have the authority to set the tariffs for international leased lines. The Supreme Administrative Court will decide whether these tariffs are subject to approval or not.

     Pending the completion by the regulatory authority of the market analyses the current regulatory obligations for dominant undertakings pursuant to the Telecommunications Act of 1997 continue to be in effect.

     The current obligation of price control for voice telephony services requires that we obtain approval from the regulatory authority prior to implementing new tariffs or changing existing tariffs. Under the Telecommunications Act of 2003, we may continue to be subject to such obligation in the future, depending on the outcome of the market analyses by the regulatory authority (see “ – New markets and regulation of operators with significant market power.”. The market analyses might also subject additional services to the pre-approval requirement by the regulatory authority.

     Fixed-to-mobile tariffs

     The regulatory authority set the amount which we may retain for each minute originating from our fixed line network, known as the mobile turnover retention, at EUR 0.06 per minute. We may retain this amount for each minute originating from our fixed line network, notwithstanding the mobile operator’s termination charge. Even if we increase the fixed-to-mobile tariff we are not allowed to retain more than EUR 0.06 per minute but have to pass the increase on to the mobile operator.

     Tariffs for special services

     In December 2000, the Austrian government enacted a special act (“Fernsprechentgeltzuschussgesetz”) providing for payments by the state for the communications costs of certain customers, such as those who are indigent, physically handicapped or poor. The Republic of Austria will pay telecommunications providers EUR 13.81 per month for each such customer. With this entitlement, the eligible person is granted free access plus one hour of free calls during day-time hours in their local zone. We also signed a contract with the minister that regulates until March 2007 the administration and payment concerning this subsidy. We are currently negotiating a new contract. At December 31, 2003 we served about 247,800 entitled customers.

     Interconnection and specific network access

     The issue of interconnection is still of particular importance to the development of a competitive market in telecommunications. The European Union Regulatory Framework for Interconnection is set out in Directive 2002/19/EC on access to and interconnection of electronic communication networks and associated facilities. These provisions were implemented into Austrian law by the Telecommunications Act of 2003, the Interconnection Ordinance and the Numbering Ordinance.

     The Telecommunications Act imposes specific obligations concerning network access and interconnection. The Interconnection Ordinance provides detailed regulations and specifies the manner in which interconnection and special network access is to be carried out. The Numbering Ordinance also lays down the principles of pre-selection of a carrier and number portability.

     General principles

     All operators of public telecommunications networks are obligated upon request to offer network interconnection to other operators. If the parties fail to reach an agreement within six weeks, each party can refer the matter to the regulatory authority, who will then decide on the conditions for interconnection. The regulatory authority is also entitled to determine fees for interconnection if providers with significant market power are involved. The interconnection agreement must contain certain terms required by the Interconnection Ordinance discussed below.

     Provisions applicable to operators with significant market power

     An operator with significant market power of a communications network who offers communications services to the public must grant other operators specific access to its communications network and facilities.

     In imposing these obligations the regulatory authority takes into consideration the technical and economic viability of using or installing competing facilities (in the light of the rate of market development), the feasibility of providing the access proposed (in relation to the capacity available) and the initial investment by the facility by the facility owner plus the risks involved in making the investment. If the regulatory authority decides to impose any measures, a network operator must grant competitors access to its services on equal terms and conditions which it uses internally, unless different conditions can be objectively justified. In addition, the operator may be required to unbundle its services and therefore to offer its services used internally, including transmission, switching and operational interfaces in a way that competitors do not need to purchase services they did not request.

     In addition, operators with significant market power are obliged to grant physical collocation. This means the operator is obliged, if technically feasible, to allow competitors to use transmission, switching and operational interfaces to the competitors’ network on the operators’ premises on equal terms and conditions which it uses internally. An operator with significant market power is not, however, required to unbundle if it can demonstrate that the request for unbundling is not objectively justified.

     An operator with significant market power must adhere to the harmonized technical standards for interfaces and service features in conformity with the Directives of the “New Regulatory Framework”, especially with the Access Directive, of the European Union.

     Operators with significant market power may be obliged to issue reference interconnection offers. The regulatory authority must publish reference interconnection offers. They also have the power to amend the reference interconnection offers at any time.

     Operators that are obliged to render reference interconnection offers must file agreements on interconnection and special network access to the regulatory authority. Agreements must be based on objective criteria and be comprehensible. Interconnection and special network access must be provided on a non discriminatory basis.

     Interconnection in Austria

     In various decisions since March 1998, the regulatory authority has set out additional principles for interconnection. With these decisions, the regulatory authority set the tariffs for interconnection from fixed and mobile-to-fixed line and also from fixed line to mobile networks. The regulatory authority decides on the tariffs for carrier selection, the type and scope of carrier selection to be implemented, local interconnection, mutual access to toll-free numbers, value-added services, shared cost services, private networks, personal numbers and access to on-line services.

     At December 31, 2003, we had entered into interconnection agreements with 27 fixed-line and 6 mobile (GSM, Tetra, UMTS) registered operators in Austria. Separate fixed and mobile agreements were entered into with all six mobile operators. The most important services between operators are voice interconnection services, such as call termination, carrier selection, call origination to services (e.g. value-added services), and number portability as described below.

     Call termination in Austria

     Termination is the service which transports a telephone call from the point of physical connection between two or more networks to the called party of another network. Fees for call termination vary depending on the route taken by the signal, and the number of switching elements used. Depending on the locations of the point of interconnection and the called party, there may be a different number of switching stages and inter-exchange links, which is the reason for a more complex tariff structure. The charge is calculated on a per minute basis. Austrian practice distinguishes among three situations:

•	Local exchange interconnection allows access to all customers within a local area. At December 31, 2003, we allowed access to 43 local exchanges;

•	Single transit interconnection is interconnection via a single transit switch. In technical terms, this is known as single transit or single tandem call termination. We offer seven long distance exchanges for single transit interconnection; and

•	Double transit interconnection is interconnection via two transit switches. In technical terms, this is known as double transit or double tandem call termination.

     Carrier selection

     Carrier selection is the feature that allows a customer to select another network operator for voice telephony services. Carrier selection is identified as an interconnection service in the Telecommunications Act. Two types of carrier selection are currently regulated:

•	Pre-selection. The customer chooses the network operator for all local, long distance, international, fixed-to-mobile calls, and calls to special service numbers on a permanent basis with the opportunity for call by call override; and

•	Call-by-call selection. The customer dials a prefix number or Carrier Access Code and a network operator code, or Carrier Identification Code, each time prior to dialing the called party’s number to identify the network operator to be used to route the call.

     We are required under the Numbering Ordinance to offer pre-selection and call-by-call selection. To date other fixed line operators are not required to do so, but are not prohibited.

     Number portability

     According to European Union directives, the Austrian Telecommunications Act, and the Numbering Ordinance, all fixed network providers are required to provide number portability. This means that customers can change operators while keeping their existing telephone number provided they do not change their residence. In early 2000, the regulatory authority decided on the portability of geographical numbers as well as service numbers for the first time.

     The Numbering Ordinance requires the introduction of three types of number portability to be implemented in two stages. The obligation to provide operator portability and service number portability became effective on January 1, 1998. The obligation to provide geographic number portability became effective on January 1, 2000.

     The regulatory authority, in a 2002 decision, ruled that operator portability of geographic numbers and service number portability have to be offered at a one-off fee of EUR 21.79.

     The Telecommunications Act of 2003 now requires mobile operators to provide for number portability. The Number Portability Ordinance (“Nummernübertragungsverordnung”) entered into force in November 2003. Prior to the effectiveness of the ordinance in mid-2002 all GSM-operators, the new UMTS-licensees, and all fixed line operators established a working group with a goal to agree on the technical and commercial terms for mobile number portability. As no agreement was reached, several proceedings are pending with the regulatory authority to determine the details of the number portability ordinance. A decision is not to be expected before May 2004 and the implementation of the Number Portability is not to be expected before end of 2004.

     Access to local subscriber lines

     As described above, a network operator with significant market power in a particular market must allow other providers to access its network or unbundled parts of that network. Limitations on access may be based only on the “essential requirements” as set forth in the European Union Regulation on Unbundling of the Local Loop and the EU Unbundling Recommendation, which include the preservation of the security of network operations, the maintenance of network integrity, the interoperability of services and the protection of data. Agreements on network access must be based on objective criteria, must be comprehensible and must provide non-discriminatory unbundled access with equal opportunity to the telecommunications networks of an operator.

     In light of these obligations, various competitors have requested a reference unbundling offer which contains the conditions according to which we provide them access to local subscriber lines, also called unbundling of the local loop. Allowing competitors to connect to customer access lines also gives them direct access to customers without having to construct local networks on their own. Therefore, competitors may use our customer access lines to offer a wide range of services. We receive a flat monthly fee from the operators, irrespective of the bandwidth transmitted. The regulatory authority’s decisions to date are not restricted to voice telephony or a certain bandwidth. We have always adapted our reference unbundling offer to these decisions. A resale of access lines by our competitors is not expected until 2005.

     With full unbundling, the copper telephone line is leased to a third party for its exclusive use. The lessee has full control of the relationship with its customer for the provision of a full range of telecommunications services, including deployment of digital subscriber lines or DSL systems for high speed data applications.

     A related issue is collocation, whereby we must grant space to operators requesting unbundling, which must be physically close to the telecommunications lines. The regulatory authority has determined that such space must be leased at market rates. We have filed appeals to the Supreme Administrative Court on the basis that the imposed monthly and one-time fee per customer does not cover our costs.

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

     Due to various decisions that were rendered in 2000, leased line and internet providers are also allowed to unbundle our subscriber lines under a non-discriminatory regime. We appealed to the Supreme Administrative Court because we believe that this could endanger our network’s integrity. We think that the monthly and one-off fees set by the regulatory authority do not cover our costs and penalties for not following the procedures are excessive.

     At December 31, 2003, we had entered into agreements with about 22 competitors concerning unbundling the local loop. Due to advancing investments by our competitors in unbundling activities, the number of unbundled subscriber lines is increasing. At December 31, 2003, about 27,000 subscriber lines have been fully unbundled.

     An alternative to full unbundling is high speed bit stream access in which an operator installs a high speed access link to the customer’s premises, for example by installing its preferred DSL equipment and configuration in its local access network. The access link must be made available to third parties to enable them to provide high speed services to customers. This form of unbundling is available on demand as a result of an agreement with ISPA, the organization of Austrian Internet Service Providers, and put into force in March 2000. The agreement has been frequently amended to reflect technical changes.

     In light of the European Union Regulation on Unbundling of the Local Loop which was put into force at the beginning of 2001, the regulatory authority requires us to offer shared use. We appealed against this decision. With shared use of the copper subscriber line, one of the operators provides telephone service, while the other delivers high speed data services over the same subscriber line using its own high-speed DSL modems. Telephone traffic and data traffic are separated by means of a splitter before the switch. The line remains connected to and part of the public switched telephone network. While we are presently required to offer shared use, there has been no significant demand in the Austrian market for such usage so far.

     Regulation of interconnection and access fees

     As previously discussed in more detail, according to the Telecommunications Act of 2003, the former market for interconnection will be redefined. The regulatory authority is now analyzing whether effective competition exists in the relevant markets. In the absence of effective competition, the regulatory authority will identify operators with significant market power in these markets. Remedies may be imposed on operators with significant market power. The regulatory authority’s decisions are expected by mid-2004. Until then, the existing obligation on operators with significant market power will remain valid.

     Interconnection fees for the fixed network are regulated by element-based costing. Element-based costing means that fees are charged according to the number and level of switching facilities used. This differentiates between single and double tandem interconnection. There are local, single tandem and double tandem tariffs. Interconnection fees vary according to the time of day. Peak time is from 8:00 a.m. to 6:00 p.m. from Monday through Friday. Off-peak time is from 6:00 p.m. to 8:00 a.m. on weekdays and the entire weekend and on public holidays.

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

     The following table shows the applicable interconnection fees, valid until September 30, 2003.

			Single tandem	Double tandem
	Rates	Local	(One main switch)	(Two main switches)
		(EUR per minute)	(EUR per minute)	(EUR per minute)
Origination	Peak	0.0085	0.0130	0.0290
	Off-peak	0.0050	0.0072	0.0110
Termination	Peak	0.0085	0.0130	0.0225
	Off-peak	0.0050	0.0072	0.0087
Transit	Peak	n.a.	0.0029	0.0062
	Off-peak	n.a.	0.0015	0.0032

     A group of operators, UPC Telekabel, Tele2, UTA, MCI and IT Austria, initiated a proceeding regarding future fees with the regulatory authority. A decision is expected before mid-2004. The new fees will become effective retroactively on October 1, 2003. These interconnection fees apply to voice telephony services and other services, including access to value-added services in the fixed network. These interconnection fees have been prolonged with all operators except for the aforementioned operators starting October 1, 2003 and until new fees become effective. In case of a reduction of interconnection fees by the regulatory authority, the interconnection fees for the aforementioned operators will be adjusted retroactively as of October 1, 2003. For all other operators with whom we have bilateral agreements the new interconnection fees will be adjusted as of the dates set in these bilateral agreements.

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

     Mobile operators must pay the same fees as fixed network operators for terminating their calls in the fixed network. For fixed-to-mobile termination, the fees vary depending on in which mobile network the call is actually terminated.

     Mobile interconnection tariffs are regulated in Austria as a result of decision Z 8/99 of November 11, 1999 (UTA against mobilkom austria). Due to the fact that mobilkom austria had significant market power in the markets of voice telephony and interconnection, these tariffs had to be offered to all fixed-line operators in Austria. mobilkom austria took the position that interconnection tariffs between mobile operators had to be applied reciprocally. Therefore mobilkom austria initiated regulatory proceedings against the three other mobile operators in Austria at that time: T-Mobile Austria (former max.mobil), One GmbH (former Connect Austria), and tele.ring. In decisions Z 6/00, Z 7/00, and Z 8/00 on July 31, 2000, the regulatory authority agreed with mobilkom austria’s position and decided, although in stages, on reciprocal termination rates. The next decision on termination rates to other mobile networks, Z 31/01, Z 3/02 between mobilkom austria and T-mobile Austria, was issued on May 6, 2002. However, contrary to the former decisions the regulatory authority decided in favor of non-reciprocal interconnection charges between mobile networks. The regulatory authority argued that other mobile networks incurred higher used-capacity costs per minute, and should therefore be entitled to charge higher interconnection fees. Due to the fact that since mid-2001 no mobile operator is considered to have significant market power, the determination of the fees was made on the basis of a general obligation to offer services at reasonable prices (the fee comprising used-capacity costs and parts of other cost factors). mobilkom austria filed appeals against all these regulatory decisions. The appeal against the decision Z 8/99 was dismissed in March 2004. All other appeals are still pending.

     In December 2002 UTA, T-Mobile Austria and tele.ring commenced regulatory proceedings against mobilkom austria, the main issue once again being interconnection fees. In decision Z 28/02, Z 29/02, Z 2/03 the regulatory authority established new interconnection tariffs for the involved mobile operators: for mobilkom austria EUR 0.1125 per minute from January 1, 2003 to March 31, 2003, EUR 0.1111 to August 31, 2003, and EUR 0.1086 from September 1, 2003 to September 30, 2003; for T-Mobile Austria EUR 0.138 from January 1, 2003 to March 31, 2003, EUR 0.1349 from April 1, 2003 to August 31, 2003, and EUR 0.1318 from September 1, 2003 to September 30, 2003; for tele.ring the rate remained unchanged at EUR 0.1962 until September 30, 2003. mobilkom austria has filed an appeal against this decision.

     Commercial agreements on interconnection tariffs have been reached with all mobile operators beginning October 1, 2003. Thereby tele.ring’s mobile termination rate will be lowered in stages to finally EUR 0.1381 in April 2005 reducing the asymmetry of interconnection fees between operators.

     At January 1, 2002 we altered the invoicing system with alternative telecommunications companies in accordance with the regulation of the regulatory authority. This resulted in a reduction of revenues in 2002 as the amounts were only invoiced net of the interconnection charged to us for terminated calls from alternative telecommunications companies.

     During the year 2002, we standardized our contracts with all domestic interconnection partners in the fixed and mobile sector, effective January 1, 2002. We have received approval for these contracts by the regulatory authority. The standard contracts contain a requirement that all contracting parties provide collateral for the obligations under the contract, which allows us to minimize the risk of potential insolvency of interconnection partners. Additionally, the standard interconnection contracts include, among other conditions, the obligation for all operators to transmit the calling line identification to allow us to trace the origin of the core. The contract also provides for a renegotiation of the contract in case it is voided by the Austrian courts.

     GSM-frequency spectrum

     In December 2003, the regulatory authority granted a regional 5 MHz GSM-1800MHz-frequency spectrum to mobilkom austria, free of charge.

     Numbering

     Pursuant to the Telecommunications Act of 2003, the national telephone numbering system is administered by the regulatory authority and the minister. The regulatory authority must allocate numbers for all applications (geographical, non-geographical), including numbers which provide access to services (toll-free, shared cost and value-added services as well as emergency services and special numbers). The regulatory authority is also responsible for designing the numbering plan set out in the Numbering Ordinance.

     We expect a new Numbering Ordinance to be issued by the regulatory authority in 2004. Special regulations apply for numbers for value-added services, shared cost services and premium rate services. These numbers are also allocated by the regulatory authority and can be allocated to network operators as well as to end users. The number allocated to an operator or an end user will be implemented in a specific network at the request of an end user. Special fees apply for the implementation of these numbers in other networks.

     The Numbering Ordinance also puts into effect the requirements of interoperability, carrier pre-selection and number portability. All operators must ensure interoperability to all customers, independent of the operator they use. Pre-selection of a carrier and call-by-call selection must be offered by operators with significant market power. Additionally, customers must have the option of overriding their pre-selected carrier on a call-by-call basis. The selected carrier, whether on a call-by-call or a pre-selected basis, is responsible for billing and collecting the fees for the call.

     Under the Numbering Ordinance, Telekom Austria and other telecommunications network operators have to provide number portability, permitting customers to keep their assigned telephone numbers when they choose to change their network operator. As discussed in more detail above, number portability currently applies to geographic and service numbers but does not apply to emergency and special numbers. The Numbering Ordinance also requires operators to offer geographic portability within the same area.

     Since November 2003, mobile operators must also permit their customers to keep their assigned telephone numbers when changing their mobile network operator.

     Universal service

     The Telecommunications Act of 2003 sets forth the framework for universal service in Austria. Universal service is defined as the minimum public services that all users must have access to, at an affordable price and at a specific quality level, independent of their place of residence or business. The scope of universal service comprises access to public voice telephony via fixed line including fax, modem and functional access to internet (excluding broadband), access to a comprehensive directory enquiry service, access to a comprehensive telephone directory and the full area coverage of public payphones at accessible locations. The detailed technical quality criteria are further defined by the Universal Service Ordinance.

     The Universal Service Ordinance also provides criteria for the quality of voice/speech transmission, the reaction time for operator services, the percentage of public payphones in function and billing accuracy. The operator responsible for the provision of universal service has to report to the regulatory authority about the quality parameters once a year.

     Upon request of other providers of public telecommunications services and of publishers of comprehensive subscriber directories or comprehensive directory enquiry services, each provider of public telephone services has to provide them with subscriber data online or at least weekly in electronically readable form for cost oriented charges.

     We are the only provider that is required to provide universal service. Pursuant to the Telecommunications Act 2003 we are required to do so at least until December 31, 2004. The Federal Minister of Transport Innovation and Technology shall verify in due time if the conditions for a tender procedure exist. In case such conditions do not exist, verifications shall be repeated every five years. In case the provision of a universal service should lead to a deficit, the regulatory authority will create and manage a Universal Service Fund. All operators of telecommunications services who generate revenues of more than EUR 5 million per year will contribute according to their revenues in relation to the revenues of the other operators. The amount of the contribution will be fixed by the regulatory authority.

     We have so far not been reimbursed for any of our costs incurred for the provision of universal services by the Universal Service Fund. The Telecommunications Act of 2003 states that the costs of universal service which cannot be covered despite cost-efficient management are to be refunded to the provider upon application to the extent such costs constitute an unreasonable burden. However, costs are only to be refunded if the universal service provider has a market share of less than 80% in the relevant market. In the proceeding which determines the amount of compensation, the parties which are required to pay the universal services charge shall be considered one joint party. Under the Telecommunications Act of 2003 we have the right to submit an application for universal service costs for the years 1999 to 2002 until May 20, 2004. Applications for subsequent years will have to be submitted within one year after the end of the business year in which the services were provided.

Legal framework

     Rights of way

     The Telecommunications Act of 2003 also regulates the principal matters which were previously governed by the no-longer effective Telecommunications Rights of Way Act. Each provider of communications services or communications networks has the ability to use land for establishing, developing, operating and maintaining communications lines. In exercising these rights, it is necessary to have an agreement with the landowner or to have a decision from the Telecommunications Offices.

     The use of public land, including streets, sidewalks, public places and the airspace above them, is free of charge. For the use of private land, compensation must be paid to the landowner. If the landowner wants to use his land in a particular way the provider has to move the communications line at the provider’s costs. There are also special obligations for the joint use of alternative operators’ telecommunications lines.

     Ordinance regulating lawful interception

     The ordinance regulating surveillance systems (lawful interception) which became effective on December 1, 2001 is based on a standardization recommendation by the European Telecommunications Standards Institute and comprises detailed technical descriptions of new technologies and interfaces which enable a harmonized Europe-wide surveillance system for use in criminal prosecution. The amount of the refund by the government for our investments in surveillance systems have not yet been determined.

     Competition law and general legal framework

     In addition to the Telecommunications Act, our operations are subject to Austrian and European competition laws.

     The main principles of the European Union competition rules are found in Articles 81 and 82 of the EC Treaty (the former Articles 85 and 86), the Competition Directive (recently amended in 2002) and in the European Union merger control regulations. Article 81 of the EC Treaty prohibits collusive behavior between competitors which may affect trade between member states and which restricts, or is intended to restrict, competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between member states. These rules are enforced by the European Commission in co-operation with the national competition authority. In addition, the national courts have jurisdiction over alleged violations of European Union competition law.

     The Austrian Antitrust Act prohibits the abuse of dominant market position and the distortion of competition caused by horizontal and vertical agreements or collusion of market participants. While the Austrian Federal Competition Authority (Bundeswettbewerbsbehörde) focuses on improving EU-wide cooperation of competition authorities and streamlining proceedings in order to make competition law more effective, it is the Austrian Cartel Court which rules on these cases. Parties can appeal against the Cartel Court ´s decisions to the Austrian Supreme Court in the function of a Cartel Appellation Court.

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

     Procurement law and telecommunications act

     As long as we are viewed by the regulatory authority as having significant market power in the market of voice telephony in fixed network fixed lines, our terms and tariffs towards our customers are subject to prior approval by the regulatory authority.

     Our customers in the public sector are subject to the Austrian procurement law. The Austrian procurement law requires the public sector to make its purchase decision on either the best price or quality among the offers. Under the tariff approval procedure we may offer only limited price discounts. Our competitors are free to fix the prices.

     Customer protection and data protection

     Customer protection

     The Telecommunications Act of 2003 identifies the protection of the customer as one of its major goals. Accordingly, the Act contains various provisions regulating the rights of the customers vis-à-vis the telecommunications services providers. All operators that provide public communications services must ensure that the services are available to everyone on the published terms and conditions. The Telecommunications Act creates a special dispute resolution mechanism to resolve billing disputes. We are obliged to issue itemized bills upon customers’ request to allow the customers to check the accuracy of the calls listed. If a dispute cannot be amicably settled, the customer can appeal to an Arbitration Board established within the regulatory authority without prejudice to the right to appeal to the courts.

     We automatically inform every customer whose bill exceeds a certain threshold value within one billing cycle (two months). The customer may choose lower limits and will be informed by us that he/she has reached this lower chosen threshold value.

     The Ordinance on Tariffs for Value-Added Services contains maximum prices for specific premium rate services. The customer is required to receive price information about the call before being connected.

     The Telecommunications Act of 2003 requires us to include in our description of terms and conditions and services certain mandatory information such as the level of quality, provision time, penalties to customers if services are not provided compliant to the service description, rules about billing disputes and information about actual tariffs. In order to allow customers better cost control, we have to provide free of charge a limitation of access for special value added services once a year. Furthermore, we have to offer universal services on a “prepaid” basis and the possibility to pay universal services in installments. For purposes of transparent billing, we are obliged to provide customers free of charge with an itemized call list. The Ordinance on Itemized Bills (Einzelentgeltnachweisverordnung) which will be enacted on May 1, 2004 sets forth the standards for itemized billing.

     Data protection

     Both the Telecommunications Act of 2003 and the Data Protection Act 2000 contain provisions concerning data protection.

     Tapping and other forms of surveillance of telephone calls by third parties are prohibited. Exceptions exist only for authorities investigating serious criminal offences. Special switches can be established to trace people who stalk or harass others by telephone.

     Telephone calls and faxes for the purposes of direct marketing are permissible only if a subscriber has given his prior consent. Likewise it is generally not permitted to send e-mails — including SMS-messages — to consumers for the purpose of direct-marketing or to more than 50 recipients without prior consent. In limited circumstances prior consent need not to be obtained. This applies, for example, where a customer provided his electronic contact details to the sender in connection with a sale of the sender’s products or services and where the subsequent direct marketing relates to an offer of a similar product or service by the sender. In such instance, the customer must be given an opportunity to object to the use of his/her contact details.

     Sending e-mails to non-consumers without prior consent is authorized when the recipient is given the opportunity to reject future messages.

     After having obtained the customer’s consent, data for the direct marketing of telecommunications services may be processed only to the extent necessary for such services. Any other data may only be used upon the customer consent. Customers have the right to request information about the storing and processing of their data and to request corrections or deletions of data that was not properly stored.

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

     In the 1990s, the European Commission had used its powers under new Article 86 (3) (former Article 90) of the EC-Treaty to open telecommunications markets in the European Union member states by issuing directives providing for liberalization, abolishing monopoly rights of the state-owned telecommunications operators. In the following years, the European Union has also adopted a number of directives and recommendations regarding open and efficient access to and use of public telecommunications networks and public telecommunications services, the Open Network Provisions. These requirements are intended to harmonize technical interfaces, usage conditions and tariff principles throughout the European Union and to ensure objectivity, transparency and non discrimination in access to and use of public telecommunications networks and public telecommunications services and foresaw first detailed regulatory measures like Carrier Pre-selection or Number Portability and universal services like directory services, public payphones or non-discriminatory access to the network.

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

     In February 2002 the European Union adopted a package of new directives, which was implemented by the Telecommunications Act in August 2003. The new legal environment is based on the framework-directive, which defines new rules for the market definition procedure and is more and more harmonized with general competition law which is the basis for any regulation of the telecommunications markets. The 25% threshold for “significant market power” no longer applies. The national regulatory authorities are required to consider more factors in determining whether a company has a dominant position in that market. Under the framework directive the national regulatory authorities will seek to harmonize their decisions on an EU-wide scale. Therefore, the competencies of the regulatory authorities to regulate the telecommunications markets will be extended.

     The Access- and Interconnection-directive provides for the legal instruments for regulating the telecommunications wholesale markets (carrier to carrier relations) based on the principle of technical neutrality, while the Universal Service directive focuses on the provision of universal service and limited ways of regulating retail prices. The licensing directive establishes a common ground for providing services and operating networks.

     By July 2002, the European Union adopted a new directive on processing of personal data and the protection of privacy in the electronic communications sector which contains provisions on the use of cookies, public directories and the confidentiality of communication. The directive also regulates unsolicited commercial communication provided by automatic calling machines, fax and e-mail which will be subject to the recipient’s prior consent (opt-in) unless the recipient is given the opportunity for opting out. Finally, the directive on competition in the markets for electronic communications networks and services, also adopted in September 2002, has replaced the former directive on full competition (90/388/EC) by July 25, 2003.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

     The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this annual report. Those financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

In 2003 we started to report our business in three segments:

•	Wireline (merging the previous fixed line, data communications, and internet services segments);

•	Wireless (renaming our previous mobile communications segment); and

•	Other activities (covering internal financial services).

     On May 21, 2002, our Supervisory Board approved the reintegration and merger of Datakom Austria GmbH, Datakom International Solutions GmbH, Jet2Web Internet Services GmbH and Jet2Web Network Services GmbH into Telekom Austria. On October 1, 2002 these companies have been incorporated into Telekom Austria. As of January 1, 2003 we finalized the reorganization of our operations into two distinct operating segments, Wireline, and Wireless, and a third segment “Other activities” which includes primarily various centralized financial services that are provided by our subsidiary Telekom Finanzmanagement GmbH to both business segments, Wireline and Wireless. The two business segments also conduct business with each other, which are eliminated in consolidation. In order to give shareholders a clear view of our external performance as a company, we separately disclose these internal transactions when presenting our segment results.

     We started reporting according to the new segments commencing with the first quarter of 2003. We have reclassified certain amounts in prior year financial statements to conform to the current year presentation.

Accuracy of forward-looking statements

     In the normal course of business, and in an effort to help keep shareholders and the public informed about our operations, we may from time to time issue certain statements, either in writing or orally, that contain or may contain forward-looking information such as statements made in this annual report. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, or projections involving anticipated revenues, earnings or other aspects of operating results. Such statements are subject to a number of factors that may tend to influence the accuracy of the statements and the projections upon which the statements are based. As noted elsewhere in this annual report, our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our control, and any one of which, or a combination of which, could materially affect our results of operations. See “Forward Looking Statements”, “Item 3 — Risk factors”, “Item 4 — Regulation and legal framework”, “— Critical accounting policies” and “— Subsequent events”.

Certain factors affecting our financial results

     Our business has been affected in recent years by a number of important trends including increased competition as a result of the liberalization of the Austrian telecommunications market, the declining importance of fixed line voice telephony and an increasing demand for mobile and internet communications and technological changes. Therefore, investors should consider our results of operations and future prospects in light of the fundamental changes occurring in the structure of Telekom Austria and the environment in which we operate.

     Open competition

     The Austrian fixed line market was opened to full competition on January 1, 1998. Since the Austrian market has been fully liberalized, a number of competitors have commenced operations in various market segments. In the Wireline segment, our competitors include international telecommunications carriers and domestic companies. In the wireless segment, several additional national licenses have been granted to our competitors in both the GSM and UMTS ranges. An additional competitor, TELE 2, started its operations as a service provider in cooperation with the existing mobile operator ONE in February 2003. In May 2003, Hutchison 3G Austria entered the Austrian mobile communications market as the first provider of UMTS service only. mobilkom austria entered into a national roaming agreement with Hutchison 3G Austria allowing our competitor to use our GSM network as a supplement to its own UMTS network. We expect competition to further intensify in the foreseeable future as our current competitors expand their operations.

     Because of increasing competition, the most important challenge is to maintain our leadership in the telecommunications market, and the extent to which we are able to do so will have a major influence on our future revenue and operating results. As the operator of a former state monopoly for public telecommunications, we previously lost market share in the Wireline segment as a result of the full liberalization of the telecommunications market. However, competition has also stimulated overall market demand for telecommunications services, and we expect further growth in the markets for data and IT solution services and internet services. In the mobile communications services market we expect growth primarily from the international sector. We expect a flat development in Austria.

     Technological change

     Rapid technological changes in telecommunications and information technology will continue to have a profound effect on the way we do business and will give rise to new competitive challenges, as the traditional businesses of telecommunications, information technology, media, entertainment and security increasingly converge. Technological advances have increased the capacity of telecommunications networks and led to the rise of a number of alternatives to traditional network transmission and new access technologies. Because we have the competitive advantage of being the leading telecommunications service provider in Austria that offers fixed network, mobile, data communications services, internet services for residential, business and wholesale customers, we believe we have the opportunity to become a leading provider of multi-service networks and advanced multimedia services.

     One of our objectives is to increase our medium-term infrastructure investments in growth areas such as internet, broadband transmission and access, which are the main elements of the future next generation network infrastructure, and new mobile communications services like UMTS. For further information see “Item 4 – Business overview”. On the other hand we intend to reduce our capital expenditures in mature business areas such as fixed line voice telephony, and to achieve a net decrease in our capital expenditures.

     Regulatory environment

     The regulatory authorities that oversee the Austrian telecommunications industry consider Telekom Austria to have significant market power in the markets for voice telephony over fixed networks, leased lines and interconnection. Changes to our fixed-line tariff structure are generally subject to prior approval by the regulatory authorities, which could reduce our speed and flexibility in terms of pricing strategy to respond to market developments. Furthermore, we must allow other fixed and mobile network service providers to interconnect to our network and must provide fixed line telephone customers the ability to select their preferred service provider on a call-by-call or pre-selection basis and to keep their telephone numbers when changing service providers.

     At December 31, 2003, we had interconnection agreements with 27 fixed-line operators and 6 mobile operators.

     In August 2003, the directives of the European Union were implemented into Austrian domestic law under the amended Telecommunication Act. See “Item 4 – Regulation and legal framework — Legal Framework — The European Union”. According to the amended Telecommunications Act of 2003, a more differentiated regulatory approach is possible. This may imply a shift from ex-ante regulation towards competition law in the long run and includes a further liberalization of the licensing regime. For further information see “Item 3 — Risk factors”.

     Tariff reductions

     We carried out major tariff reforms for the fixed line business in September 1999 and June 2000 in order to meet ongoing competitive conditions. With the introduction of our second-based tariff scheme in 2001, we managed to stop the declines and even increase our voice market share. From January 1, 2003 to September 30, 2003, mobilkom austria was required to lower its interconnection fees in stages to a final level of EUR 0.1086. As of October 1, 2003, mobilkom austria has managed for the first time to reach commercial agreements on interconnection tariffs with all mobile operators.

     We expect competition to lead to continued pressure on tariffs. As interconnection fees are expected to decline, customer tariffs are assumed to fall as a result.

     Transformation program

     A number of organizational and strategic changes were implemented prior to full liberalization in order to prepare Telekom Austria for operating in a fully competitive environment. In June 2000, we began a transformation program that aimed to reduce operating expenses, implement new technologies, change our corporate culture and stabilize fixed line voice revenues. The financial impact of these measures, mainly in the form of reduced costs, has been visible in 2001, 2002 and 2003.

     To reduce personnel, we implemented three voluntary retirement incentive programs (VRIPs) in 1997, 1999 and 2000. These resulted in approximately 3,500 employees accepting early retirement. At December 31 of the years 2002 and 2003, 1,723 and 120 employees, respectively, were covered by our respective provisions. The other former employees have already left the program and no longer have claims representing any current or future liability to us. On January 1, 2002 a law was enacted that covers civil servants after the age of 55 by a governmental retirement plan with the effect of reducing our obligation under the VRIPs. Following that law we reversed EUR 26.8 million and EUR 57.4 million of these accruals in 2003 and 2002, respectively.

     As a result of the transformation program, we have employees who no longer report to work but who are paid a salary by us due to their civil servant status. We refer to these employees as our idle workforce. Costs related to such personnel are included in our results of operations.

     Until the end of November 2003 the Austrian government offered early retirement at reduced future pension payments to certain civil servants. We offered these eligible employees additional payments to alleviate financial losses from the reduction in future pension payments and to improve the acceptance of the offer by our civil service employees. Due to this measure we were able to reduce our workforce by 650 civil servants in 2003. We incurred a contractual obligation to civil servants taking advantage of this opportunity and accrued EUR 47.3 million in 2003. We will not face any future liabilities in addition to these accruals. Recent changes in Austrian law no longer allow us to implement early retirement packages in the future.

     Claims against the Republic of Austria

     In 2003 we filed a claim for a refund with the Austrian Ministry of Finance as representative of the Republic of Austria in the amount of EUR 245 million for certain expenses relating to the employment of civil servants. The claim is based on the Postal Restructuring Act and the argument that we have incurred higher costs for the employment of civil servants and their termination compared to our competitors. In August 2003 an amendment to the law with retroactive effect cancelled our claims. We are currently seeking a settlement with the Ministry of Finance. Due to the uncertainties involved we have not recorded the claim in our books.

     Enhanced customer focus

     To protect our market share, we will enhance to a greater extent our focus on customer care. The change in our corporate culture and our efforts to stabilize fixed line voice revenues resulted in the implementation of additional initiatives such as campaigns to change consumer price perception of our products, welcome calls for new customers, special tariff offers for a limited period, days on which certain voice minutes are free of charge and other activities to improve customer retention and to win back customers. In June 2002, we introduced a new brand and logo meant to demonstrate our commitment to our customers and to symbolize stability, confidence, security and competence.

     Court Ruling on Value Added Services

     In 2003, the Austrian Supreme Court ruled that no contractual relationship exists between the customer and Telekom Austria, but rather that the contractual relationship is established directly between the VASP and the customers. As a consequence we are no longer considered the primary obligor towards our customers in respect to services provided by VASP on our lines and ceased reporting revenues from these services on a gross basis, beginning on October 1, 2003. Had the ruling been in effect for the full year of 2003, 2002 and 2001, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45.9 million, EUR 51.2 million and EUR 41.4 million, respectively. This reduction in revenue would not have had any impact on consolidated operating income.

     Consolidated operating revenues and expenses would have been higher by EUR 16.0 million in 2003 if the change in revenue recognition had not taken effect beginning with the fourth quarter of 2003.

Critical accounting policies

     Reported financial conditions and results of our operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of financial statements. The profile of critical accounting policies, the judgments and other uncertainties affecting the application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing our financial statements and the discussion below in “— Results of operations”.

     Valuation of long-lived assets, intangible assets and goodwill

     Fixed assets, intangible assets and goodwill comprise a significant portion of our total assets. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or the value of these assets to change. We perform annual assessments to confirm the appropriateness of estimated economic useful lives for each category of current property, plant and equipment. Additionally, fixed assets and intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually. Estimates and assumptions used in setting useful lives and testing for recoverability require both judgment and estimation.

     Total fixed assets, intangible assets and goodwill were EUR 5,767.3 million, EUR 6,317.3 million and EUR 4,672.5 million at December 31, 2003, 2002 and 2001 respectively.

     Depreciable fixed assets are depreciated over estimated useful lives between 3 and 50 years and amortizable intangible assets are amortized over useful lives between 4 and 30 years. Although we have substantial historical evidence about estimated useful lives of these assets, there is the inherent risk of a change in useful lives. For example a one-year increase or decrease in the useful lives of all depreciable or amortizable assets would increase or decrease depreciation and amortization expense by approximately EUR 130 million. Depreciation and amortization expenses amounted to EUR 1,133.2 for the period ended December 31, 2003.

     Total impairment charges were EUR 6.8 million, EUR 41.9 million and EUR 145.1 million for the periods ended December 31, 2003, 2002 and 2001, respectively. The impairment charges in 2003 primarily relate to long-lived assets as future estimated net cash flows were below the carrying value of the related assets.

     Valuation of employee benefit obligations

     Employee benefit obligations are established for (i) contractual termination benefits available for eligible civil servants (ii) service awards that are granted to eligible employees after specified service periods, (iii) severance payments upon termination of employment of eligible employees and (iv) pension benefits granted to certain former employees.

     Contractual termination benefits. In order to reduce headcount and related operating expenses we have offered several programs in 1997, 1999 and 2000 whereby selected employees who were approaching the age of 55 were offered certain incentives to induce their voluntary retirement. We refer to these incentives as Voluntary Retirement Incentive Programs (VRIPs) or social plans. Generally, such plans target civil servants who can not be terminated without cause. In aggregate 3,500 employees accepted one of our VRIP offers in prior years. At the time an employee accepts a VRIP offer we recognize an accrual for the present value of the estimated future contractual obligations assuming an annual salary increase of 2.5% for future years and a discount rate of 4.5%. On January 1, 2002 a law was enacted that covers civil servants after the age of 55 by a governmental retirement plan with the effect of reducing our obligation under the VRIPs. Following that law we reversed EUR 26.8 million and EUR 57.4 million of these accruals in 2003 and 2002, respectively. As of December 31, 2003, the remaining accrual of EUR 31.9 million for the VRIPs relate to 120 employees. A change in the elected discount rate by 1% would either increase or decrease the accrual for contractual termination benefits by about EUR 0.4 million.

     Service awards are paid after 25 and 40 years of service and to retiring employees with at least 35 years of service. The compensation is accrued as earned over the period of service taking into account estimates of employees whose employment will be terminated or who will retire prior to reaching the required service period. Actuarial gains and losses are recognized immediately in the period realized.

     Severance consists of legal severance and voluntary severance. Eligible employees hired before January 1, 2003 receive legal severance payments upon termination of their employment or upon retirement. The amount of the severance payment equals a multiple of their monthly compensation depending on the employee’s years of service including variable elements like overtime and bonus. Following a legal change, obligations for employees starting to work for us after January 1, 2003 are covered by a defined contribution plan and we paid EUR 0.1 million to this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2003. Civil servants do not qualify for legal severance payments. Until the end of November 2003 the Austrian government offered early retirement at reduced future pension payments to certain civil servants. Under this legislation, civil servants had a one-time opportunity to retire before reaching their legal retirement age. We offered these eligible employees additional payments to alleviate financial losses from the reduction in future pension payments and to improve the acceptance of the offer by our civil servants. As a result we recorded accrued severance costs of EUR 39.6 million and other costs of EUR 7.7 million totaling EUR 47.3 million for 650 civil servants who accepted this offer in 2003. After making these payments Telekom Austria will not face any future liabilities.

     Pension benefits. We provide defined benefits for certain former employees. This unfunded plan provides benefits based on a percentage of the salary depending on the years employed not exceeding 80% of the salary before retirement including the pension provided by social security. We use the projected unit credit method to determine pension cost and amortize actuarial gains and losses using the corridor method. For further information see note (16) of the accompanying financial statements.

     The recorded amounts for service awards, severance payments and pensions are affected by the actuarial assumptions of discount rate, rate of compensation increase and rate of increase of pensions. The total obligation for these benefits amounted to EUR 124.1 million, EUR 100.2 million and EUR 90.8 million as of December 31, 2003, 2002 and 2001, respectively. A change of the selected discount rate of 5.0% by one percentage point would increase or decrease the obligation for these benefits by approximately EUR 17 million in 2003. For further information see note (16) of the accompanying financial statements.

     Valuation of tax assets

     At December 31, 2003, we had approximately EUR 701.5 million of operating loss carry-forwards. Thereof, EUR 110.6 million relate to foreign subsidiaries with EUR 110.1 million expiring between 2004 and 2010. The remaining amount is deductible in Austria and do not expire under current regulation. Their annual usage is limited to 75.0% of the taxable income in Austria for that year.

     In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2003 we recognized a net deferred tax asset of EUR 123.5 million. In order to realize this deferred tax asset we will need to generate future taxable income exclusive of reversing taxable temporary differences of approximately EUR 486.8 million. Based on the level of historical taxable income and projections for future taxable income and tax planning strategies over the periods in which the deferred tax assets are deductible, management believes it is more likely than not we will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

     A new Austrian tax reform act has been proposed stipulating a reduction of the corporate income tax rate from 34% to 25% and an expansion of the taxable base. The tax reform is planned to become effective in 2005. The promulgated changes, if effectuated, would immediately reduce the value of our Austrian deferred tax assets but reduce income taxes in future years. The effect of this tax reform on the realizability of deferred tax assets can not be estimated yet due to the early state of the proposal and the uncertainty about the provisions in detail.

Recent developments

     On January 21, 2004, Telecom Italia International N.V. sold its residual shareholding, corresponding to 73.9 million shares or 14.78% of Telekom Austria’s share capital, in a private placement to institutional investors at a price of Euro 10.55 per share. Following completion of this transaction, the free float in Telekom Austria’s share capital increased to 52.83%. The remaining stake is owned by ÖIAG, representing the Republic of Austria. ÖIAG and Telekom Austria have each entered into lock-up agreements that end on May 31, 2004.

     As of February 27, 2004, the average share price had exceeded the Initial Public Offering price by 30% or more for five consecutive days. Therefore, the 3,268,850 stock options discussed in note (17) of the accompanying financial statements became exercisable. In the first quarter of 2004 we recorded a compensation expense estimated in the amount of EUR 9.4 million.

     On February 27, 2004, we exercised our 3,326,881 American call options on treasury shares which were acquired in the Initial Public Offering in November 2000 to limit our exposure under the stock option plan that expired on February 27, 2004. The strike price of each call option was EUR 9. Following the exercise of the options, 3,326,881 Telekom Austria shares, i.e. 0.67% of the share capital, were credited to our accounts through an off-market transaction on March 3, 2004.

     On March 18, 2004, the Cartel Court found that the cancellation of one of our former tariffs (“Minimumtarif”) constitutes an abuse of our dominant position and imposed a fine of EUR 0.5 million. We will appeal against this decision with the Supreme Court.

     At the annual general meeting of June 4, 2003 the Management Board was granted authorization to increase our share capital by up to 10 million shares to serve stock options. The current proposal intends to grant the options in three annual tranches beginning in 2004. To issue the first tranche, on March 23, 2004 the Management Board decided to increase the share capital by up to EUR 6.5 million on the condition that the options issued in 2004 are served. This resolution still requires approval by the Supervisory Board.

     On March 24, 2004 our Management Board announced that it intends to make use of the authorization by the shareholders received at the annual general meeting in June 2003 to buy back up to 50 million shares at a price between EUR 9 and EUR 15 until December 3, 2004. Following the first repurchase by exercising our American Call Options on February 27, 2004 through an off-market transaction, there are currently up to EUR 270 million of reserves available for further buybacks. Telekom Austria intends to execute the share repurchases through market transactions and to limit such purchases so that the holding of our principal shareholder ÖIAG does not exceed 50% of our outstanding shares.

RESULTS OF OPERATIONS

2003 compared to 2002

OVERVIEW

     On June 28, 2002 we acquired the remaining 25.001% of mobilkom austria from Telecom Italia Mobile International, which also held certain blocking rights. These blocking rights precluded us from consolidating mobilkom austria group prior to June 28, 2002. Our consolidated financial statements include mobilkom austria group’s results of operations for the entire year of 2003 and are therefore not directly comparable to 2002.

Consolidated operating results

     The following table shows our operating revenues, operating expenses and the resulting consolidated operating income as well as the percentage changes for the periods indicated.

	2003	2002	2003/2002
	(in EUR millions)		(% change)

Operating revenues	3,969.8	3,118.1	27.3
Operating expenses:
Materials	(297.1)	(196.4)	51.3
Employee costs, including benefits and taxes	(699.3)	(600.7)	16.4
Depreciation and amortization	(1,133.2)	(1,016.3)	11.5
Impairment charges	(6.8)	(41.9)	(83.8)
Other operating expenses	(1,463.6)	(1,205.4)	21.4

Total operating expenses	(3,600.0)	(3,060.7)	17.6

Consolidated operating income	369.8	57.4	544.3

     Operating revenues

     Our consolidated operating revenues increased by EUR 851.7 million or 27.3% to EUR 3,969.8 million in 2003. The operating revenues for 2002 do not include EUR 790.1 net of intersegmental eliminations, which were generated by mobilkom austria group before its consolidation as of June 28, 2002. If the change in revenue recognition for certain value-added services provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45.9 million in 2003 and EUR 51.2 million in 2002. The effect in the fourth quarter of 2003 was a reduction in revenues in the amount of EUR 16.0 million. For further information see “— Court Ruling on Value Added Services”. This change had no impact on consolidated operating income. The increase is due to the growth in our Wireless segment due to the growth of the mobile customer base, higher average usage per customer, higher interconnection traffic through our mobile network and the introduction of interconnection fees for SMS in Austria. This revenue growth was partially offset by declining revenues in the Wireline segment as a result of lower revenues from switched voice base traffic and lower average voice tariffs.

     Operating expenses

     Our consolidated operating expenses increased by EUR 539.3 million or 17.6% to EUR 3,600.0 million in 2003. Total operating expenses do not include EUR 574.4 million net of intersegmental eliminations, which were incurred by mobilkom austria group before its consolidation as of June 28, 2002. A more detailed analysis of the individual expense items is presented below.

     Material costs

     Our consolidated material costs increased by EUR 100.7 million or 51.3% to EUR 297.1 million in 2003. The material expenses for 2002 do not include EUR 97.6 million net of intersegmental eliminations, which were incurred by mobilkom austria group before its consolidation as of June 28, 2002. Taking into account this effect, the remaining change was an increase in material expenses of EUR 3.1 million. Material costs in the Wireline segment increased due to the expansion of the ADSL network to provide better coverage and higher bandwidth in Austria. In the Wireless segment rising demand for high quality handsets and handset replacements contributed to this increase.

     Employee costs, including benefits and taxes

     Our consolidated employee costs including benefits and taxes increased by EUR 98.6 million or 16.4% to EUR 699.3 million in 2003. The employee costs for 2002 do not include EUR 77.3 million net of intersegmental eliminations, which were incurred by mobilkom austria group before its consolidation as of June 28, 2002. Taking into account this effect, the remaining change was an increase in employee costs of EUR 21.3 million. Both business segments contributed to this increase. In the Wireline segment a one-time charge in connection with the early retirement of civil servants increased employee costs by EUR 47.3 million. Other factors concerning the development of personnel costs in the Wireline segment are described in “— Segment results — Wireline”. In the Wireless segment the headcount growth accompanying the growth of mobile business contributed to the rise in employee costs as well.

     Depreciation and amortization

     Our consolidated depreciation and amortization expenses increased by EUR 116.9 million or 11.5% to EUR 1,133.2 million in 2003. Depreciation and amortization for 2002 do not include EUR 133.0 million net of intersegmental eliminations, which were incurred by mobilkom austria group before its consolidation as of June 28, 2002.

     Taking into account this effect, the remaining change was a decrease in depreciation and amortization of EUR 16.1 million resulting primarily from a strong decline in depreciation expenses in the Wireline segment due to our efforts to cut capital expenditures relating to our fixed line network. For further information concerning our capital expenditures see “— Liquidity and Capital Expenditures — Capital Expenditures”. The growth of amortization expense in the Wireless segment partially offset this decline as a result of an increase in amortizable intangible assets and the start of amortization of the Austrian UMTS license in May 2003.

     Impairment charges

     Our consolidated impairment charges decreased by EUR 35.1 million or 83.8% to EUR 6.8 million in 2003. The impairment charges in 2003 primarily relate to long-lived assets as future estimated net cash flows were below the carrying value of related assets. In 2002, impairment losses were mainly driven by an impairment charge of EUR 40.4 million for our subsidiary Czech On Line based on lower profitability expectations.

     Other operating expenses

     Our consolidated other operating expenses increased by EUR 258.2 million or 21.4% to EUR 1,463.6 million in 2003. Other operating expenses for 2002 do not include EUR 266.5 million net of intersegmental eliminations, which were incurred by mobilkom austria group before its consolidation as of June 28, 2002. If the change in revenue recognition for certain value-added services provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, other consolidated operating expenses would have been lower by EUR 45.9 million in 2003 and EUR 51.2 million in 2002. The effect in the fourth quarter of 2003 was a reduction in other operating expenses in the amount of EUR 16.0 million. This change had no impact on consolidated operating income.

     Operating income

     Operating income increased by EUR 312.4 million or 544.3% to EUR 369.8 million in 2003. Operating income for 2002 does not include EUR 215.7 million net of intersegmental eliminations, which were generated by mobilkom austria group before its consolidation as of June 28, 2002. The factors described above contributed to the increase in operating income. Both business segments contributed to this positive development in operating income. The consolidated operating income of the Wireless segment increased to EUR 401.4 million in 2003 from EUR 164.8 million in 2002, while the Wireline segment decreased its consolidated operating loss to EUR 34.3 million in 2003 from EUR 115.3 million in 2002. For an analysis of the segmental operating revenues and expenses see “— Segment Results”.

Other income, taxation, minority interests, cumulative effect of change in accounting principle and net income

	2003	2002	2003/2002
	(in EUR millions)		(% change)
Consolidated operating income	369.8	57.4	544.3
Other income (expense)
Net interest	(155.8)	(156.4)	0.4
Equity in earnings of affiliates	19.1	140.5	(86.4)
Other, net	(0.5)	2.3	n.a.
Income tax expense	(83.1)	(26.1)	(218.4)
Minority interest	(3.4)	(4.9)	30.6
Cumulative effect of changes in accounting principle	(11.9)	—	n.a.

Consolidated net income	134.2	12.8	948.4

     Net interest

     Net interest expense decreased by 0.4% to EUR 155.8 million in 2003. The decline of interest expense by EUR 13.6 million to EUR 231.0 million resulted mainly from the continued reduction in net debt in 2003. The decline in interest income by EUR 13.0 million to 75.2 million in 2003 was mainly caused by the effects of the consolidation of mobilkom austria group beginning June 28, 2002. The decline of both, interest income and expenses, also resulted from lower recognized interest income and expenses in equal amounts for cross border lease transactions we had entered into in 1998, 1999 and 2001. For further information see note (15) of the accompanying financial statements.

     Equity in earnings of affiliates

     Equity in earnings of affiliates in 2002 includes primarily the equity income from the 74.999% participation held in mobilkom austria. As a consequence of the consolidation of mobilkom austria group beginning June 28, 2002 mobilkom austria’s operations are included in the financial statements of Telekom Austria and are no longer reported as equity in earnings of affiliates.

     Equity in earnings of affiliates amounted to EUR 19.1 million in 2003 down from EUR 140.5 million in 2002 and includes a gain of EUR 18.4 million resulting from the sale of the 26% stake in Herold Business Data AG in July 2003.

     Income tax expense

     Income tax expense increased from EUR 26.1 million in 2002 to EUR 83.1 million in 2003 as a result of the continued growth in profitability of our Wireless segment leading to a higher taxable base.

     The effective tax rate for the full year 2003 decreased from 59.6% to 35.7% compared to the prior year. Due to a higher tax base the effective tax rate came closer to the statutory tax rate of 34.0% in Austria where most of Telekom Austria’s operations are located. Our effective tax rate of 59.6% in 2002 was primarily due to non-deductible goodwill impairment charges and an increase in the deferred tax valuation allowance, partially offset by certain tax credits and incentives and lower tax rate differentials on equity in earnings of affiliates.

     A new Austrian tax reform act has been proposed stipulating a reduction of the corporate income tax rate from 34.0% to 25.0% and an expansion of the taxable base. The tax reform is planned to become effective in 2005. The effect of this tax reform on our financial results could not be estimated yet due to the early state of the proposal and the uncertainty about the provisions in detail.

     For the assessment of the recoverability of deferred tax assets see “— Critical accounting policies — Valuation of tax assets”.

     Minority interests

     Due to the consolidation of mobilkom austria group effective June 28, 2002, minority shareholders’ earnings in some of mobilkom austria’s subsidiaries are presented as minority interests. Overall these companies contributed positively to mobilkom austria group’s result, the portion of the subsidiaries’ earnings attributable to the minority interests in the amount of EUR 3.4 million in 2003 are deducted in arriving at consolidated net income.

     Cumulative effect of change in accounting principle

     The Company adopted SFAS No. 143 as of January 1, 2003 and recorded a cumulative change in accounting principle for the retirement and decommissioning of existing base stations, buildings, booths for public payphones and wooden masts impregnated with tar or salt in the amount of EUR 11.9 million in 2003. For further information see note (13) of the accompanying financial statements.

     Consolidated net income

     Our consolidated net income increased by EUR 121.4 million to EUR 134.2 million in 2003. Continued growth in the Wireless segment combined with the effect of full consolidation of mobilkom austria as of June 28, 2002 mainly contributed to this strong increase in net income. The Wireline segment also supported the growth in net income through various cost cutting measures and lower depreciation, amortization and impairment charges leading to a stronger decrease in operating expenses than the loss in Wireline operating revenues.

SUPPLEMENTARY INFORMATION

     Although Austrian GAAP permitted us to consolidate mobilkom austria group, we did not consolidate mobilkom austria group under U.S. GAAP through June 28, 2002. This was because through that date mobilkom austria’s minority shareholder, a subsidiary of Telecom Italia held substantive contractual rights in connection with its investment. Consequently, we presented separately consolidated financial information for mobilkom austria group.

     Since our initial public offering in November 2000 we have, however, shown total managed results of operations for the entire Telekom Austria group, in order to present a complete picture of the enterprise. The managed data include all revenues and operating income from all business segments including the Wireless segment under the management of our Management Board.

     On June 28, 2002 we acquired Telecom Italia’s stake in mobilkom austria. As a result of the acquisition, we gained full strategic and operating control of our wireless services business. Thus, our consolidated statement of operations for the fiscal year ending 2002 reflects our equity in earnings of mobilkom austria group through June 28, 2002, and consolidated mobilkom austria group’s results of operations for the period from June 28, 2002 until December 31, 2002.

     The consolidated statements of operations exclude the operations of mobilkom austria group through June 28, 2002 and are thus not directly comparable to the consolidated financial statements for 2003. Thus, in order to provide investors with a more comprehensive picture of the development of our business, we are presenting supplementary to our consolidated statement of operations a comparison between the consolidated financial data for 2003 and total managed data for the entire fiscal year of 2002 together with a reconciliation between the total managed data for the year ended December 31, 2002 and our consolidated statements for the same period.

     As of January 1, 2003 we finalized the reorganization of our operations into two distinct operating segments, Wireline, which includes fixed line, data communications and internet services and Wireless, consisting of the mobile communications segment and a third segment “Other activities” which includes primarily various financial services that are provided by our corporate treasury department to both business segments, Wireline and Wireless. The two business segments also conduct business with each other which is accounted for in the form of eliminations and summarized together with “Other activities” in the category “Other activities & Eliminations”. In order to give shareholders a clear view of our external performance as a company, we separately disclose these internal transactions when presenting our results for Telekom Austria.

	2003	2002	2003/2002
	(in EUR millions)		(% change)
Operating revenues:
Wireline	2,197.7	2,260.0	(2.8)
Wireless	2,030.2	1,002.5	102.5
Other activities & Eliminations	(258.1)	(144.4)	(78.7)

Consolidated operating revenues	3,969.8	3,118.1	27.3

Wireless — prior to consolidation	—	906.9	n.a.
Intersegmental eliminations	—	(116.8)	n.a.

Total managed operating revenues	3,969.8	3,908.2	1.6

     Whereas our consolidated operating revenues increased by 27.3% to EUR 3,969.8 million in 2003 from EUR 3,118.1 million in 2002, our total managed operating revenues increased by only 1.6% in 2003 from EUR 3,908.2 million in 2002 as a result of the consolidation of mobilkom austria group as of June 28, 2002.

     If the change in revenue recognition for certain value-added services provided by third-party providers in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, total managed operating revenues would have been lower by EUR 45.9 million in 2003 and EUR 58.4 million in 2002. Taking into account this effect, our total managed operating revenues would have increased by 1.9% to EUR 3,923.9 million from EUR 3,849.8 million in 2002. The effect from the change in revenue recognition in the fourth quarter of 2003 was a reduction in revenues in the amount of EUR 16.0 million.

     The increase is driven primarily by growth in revenues from our Wireless segment which were up by 6.3% to EUR 2,030.2 million in 2003 from total managed operating revenues of EUR 1,909.4 million in 2002. The rise was achieved through an increase in the number of mobile customers and a higher average usage per customer which reflects our focus on high value mobile customers. The increase came both from Austria and foreign operations. The growth in the Wireless segment more than offsets the decrease in revenues from our Wireline segment. The “Other activities” segment representing internally provided financial services did not generate any revenues in 2003 or 2002.

     We evaluate the performance of our segments using the non-U.S. GAAP financial measure “adjusted EBITDA” which is based on net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principle. This equals operating income before depreciation, amortization and impairment charges. The following table provides an overview for the items that were excluded from net income to determine consolidated adjusted EBITDA for the periods indicated.

	2003	2002
	(in EUR millions)
Net income	134.2	12.8
Adjustments:
Depreciation and amortization	1,133.2	1,016.3
Impairment charges	6.8	41.9
Interest income	(75.2)	(88.2)
Interest expense	231.0	244.6
Equity in earnings of affiliates and dividend income	(19.1)	(140.5)
Other income (expense)	0.5	(2.3)
Income tax expense	83.1	26.1
Minority interests	3.4	4.9
Cumulative effect of change in accounting principle, net of tax	11.9	—

Adjusted EBITDA (consolidated)	1,509.8	1,115.6

     Adjusted EBITDA excludes depreciation and amortization expenses, in order to eliminate the impact of generally long-term capital investments, that cannot be significantly influenced by our management on a short-term basis. Management also excludes impairment charges that were recorded as a consequence of the decline in fair value of several long-term investments and buildings below their carrying amount. In evaluating and managing our operating activities we exclude these charges that cannot be influenced by our key operating decision makers on a short-term basis. We may record impairment charges in the future if there are further declines in the fair values of our investments. Adjusted EBITDA excludes other non-operating income/expense, since these do not reflect the operating results that we achieve from servicing our customers. Dividend income and equity in earnings of affiliates result from investments, in which we exercise significant influence, but do not have control As we do not control these entities, our management excludes these results when evaluating the operating performance of our business segments. Minority interests reflect the share in generated net income belonging to minority shareholders of fully consolidated entities by Telekom Austria and are added back into adjusted EBITDA since our management has to evaluate the total operating performance of these consolidated entities to make appropriate business decisions. Adjusted EBITDA also excludes interest income and expense and the provision for income taxes arising in connection with our capitalization and tax structures. The cumulative effect of change in accounting principle which was caused by the adoption of SFAS 143 (“Asset Retirement Obligation”) as of January 1, 2003 represents the retroactive recording of fair values of asset retirement obligations for existing tangible long-lived assets. The management excludes this non-recurring, unusual charge when evaluating the performance of our business segments.

     Our management believes adjusted EBITDA is meaningful to investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our chief operating decision makers. Although adjusted EBITDA may be defined differently by other companies in the telecommunications industry or present other varying financial measures, we believe that adjusted EBITDA provides comparability in analyzing operating performance of companies in the telecommunication industry. Adjusted EBITDA is also one of many factors used by credit rating agencies to determine our credit ratings.

     There are material limitations to use measures such as adjusted EBITDA, including the difficulty associated with comparing these performance measures as we calculate them to similar performance measures presented by other companies, and the fact that these performance measures do not take into account certain significant items, including depreciation and amortization, impairment charges, dividend income, equity in earnings of affiliates or other non-operating income/expense that directly affect our net income. Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America such as operating income and net income.

	2003	2002	2003/2002
	(in EUR millions)		(% change)
Adjusted EBITDA:
Wireline	780.5	807.6	(3.4)
Wireless	727.1	300.4	142.0
Other activities & Eliminations	2.2	7.6	(71.1)

Adjusted EBITDA (consolidated)	1,509.8	1,115.6	35.3

Wireless — prior to consolidation	—	349.1	n.a.
Intersegmental eliminations	—	(0.3)	n.a.

Adjusted EBITDA (total managed for 2002)	1,509.8	1,464.4	3.1

     Our consolidated adjusted EBITDA increased by 35.3% in 2003 to EUR 1,509.8 million from EUR 1,115.6 million in 2002. As shown in the table above this increase is primarily a result of the consolidation of mobilkom austria group’s results of operations effective June 28, 2002 excluding the contribution to adjusted EBITDA by the Wireless segment for the first half of 2002. In the Wireline segment lower revenues led to a decline in adjusted EBITDA by 3.4% to EUR 780.5 million in 2003 from EUR 807.6 million in 2002.

     Our Wireless segment increased its contribution to our consolidated adjusted EBITDA by EUR 426.7 million to EUR 727.1 million in 2003 from EUR 300.4 million in 2002. Based on total managed adjusted EBITDA figures the Wireless segment raised its contribution by EUR 77.6 million or 11.9% in 2003 — this considering an additional EUR 348.8 million for the first half of 2002 which is included in our total managed adjusted EBITDA. This increase resulted from growing revenues in all markets of our Wireless segment and a strong focus on cost-efficient operations. The increase in the results of our wireless segment more than offset the decline in our Wireline segment and led to the rise of adjusted EBITDA by 3.1% based on total managed adjusted EBITDA of EUR 1,464,4 million in 2002.

     The following table reconciles consolidated adjusted EBITDA (and additionally total managed adjusted EBITDA for 2002) to net income for the periods indicated.

	2003	2002
	(in EUR millions)
Adjusted EBITDA (total managed for 2002)	1,509.8	1,464.4
Wireless — prior to consolidation	—	(349.1)
Impairment charges	(6.8)	(41.9)
Intersegmental eliminations for 2002	—	0.3

Adjusted EBITDA consolidated (including impairment charges)	1,503.0	1,073.7

Depreciation and amortization	(1,133.2)	(1,016.3)
Interest income	75.2	88.2
Interest expense	(231.0)	(244.6)
Equity in earnings of affiliates — other	19.1	140.5
Other	(0.5)	2.3

Income before taxes, minority interests and cumulative effect of change in accounting principle	232.6	43.8

Income tax expense	(83.1)	(26.1)
Minority interests	(3.4)	(4.9)
Cumulative effect of change in accounting principle, net of tax	(11.9)	—

Net income	134.2	12.8

SEGMENT RESULTS

     As of January 1, 2003 we finalized the reorganization of our operations into two distinct operating segments, Wireline, which includes fixed line, data communications and internet services and Wireless, consisting of the mobile communications segment and a third segment “Other activities” which includes primarily various financial services that are provided by our subsidiary Telekom Finanzmanagement GmbH to both business segments, Wireline and Wireless. In order to give shareholders a clear view of our external performance as a company, we separately disclose these internal transactions when presenting our results for Telekom Austria.

Wireline

     The Wireline segment includes mainly the operating activities of Telekom Austria AG, and provides telecommunications services such as voice telephony on fixed networks, data communications services, internet services, services for other carriers, and equipment sales.

     Due to the creation of the Wireline segment encompassing the previous fixed-line, data communications and internet services segments, we reclassified certain amounts in the financial statements of 2002 to conform to the current year presentation and to provide comparability. We also introduced new categories of our Wireline operating revenues in order to integrate revenues from our previous fixed-line, data communications and internet services segments.

     The Austrian fixed line voice market, measured in terms of minutes, experienced another slight decrease during 2003 especially in national minutes due to increased migration to mobile communication services. Nevertheless, we were able to increase our market share based on minutes, excluding internet dial-up minutes, to 52.9% at December 31, 2003, up from 52.6% at year-end 2002 due to the continuing promotion of our second-based TikTak tariffs, which were originally introduced in 2001. With the growing use of pre-selection of a carrier and unbundling of the local loop, we face increasing competition for national telephony traffic on fixed networks resulting in lower average voice tariffs.

     Our market share for fixed line traffic including internet dial-up remained at 55.3% due to a shift from dial-up internet access to broadband internet access reducing the traffic minutes generated from internet dial-up. Our ADSL broadband customer base increased by 50.0% including our wholesale ADSL lines in 2003, attracting particularly regular users of the internet, while our dial-up customer base increased by 16.4%. ADSL is a technology that permits a high speed transmission of data using a standard copper access line.

     Revenues

     Revenues from our Wireline segment are derived primarily from the following sources:

•	Switched voice base traffic charges for national (local and national long-distance), fixed-to-mobile and international calls; switched voice monthly and other voice revenues comprising initial connection fees, installation fees, monthly rental and other charges;

•	Public payphone services and value added services (VAS);

•	Data and IT solutions;

•	Internet access and media;

•	Wholesale voice and internet including interconnection fees paid by other carriers to access our fixed line network and related carrier services;

•	Wholesale data represented by our leased line services for other carriers; and

•	Fees from other services, including equipment sales and directory services.

     The following table shows revenues from our Wireline segment and percentage changes for the periods indicated.

	2003	2002	2003/2002
	(in EUR millions)		(% change)
Wireline operating revenues:
Switched voice base traffic (1)	447.3	495.9	(9.8)
Switched voice monthly & other voice revenues	567.9	562.2	1.0
Payphones & VAS (1)	67.5	81.6	(17.3)
Data & IT-solutions	338.3	340.6	(0.7)
Internet access & media	198.4	193.7	2.4
Wholesale voice & Internet	311.4	305.5	1.9
Wholesale data	103.8	97.4	6.6
Other (1)	163.1	183.1	(10.9)

Total wireline operating revenues	2,197.7	2,260.0	(2.8)

(1)	If the change in revenue recognition for certain value-added services provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, total Wireline operating revenues would have been lower by EUR 32.7 million in 2003 and EUR 42.8 million in 2002, affecting revenues from switched voice base traffic, pay phones & value added services and other revenues.

     Switched voice base traffic

     Switched voice base traffic revenues decreased by 9.8% to EUR 447.3 million in 2003 from EUR 495.9 million in 2002. In 2003 our lower priced “pay-per-second” TikTak tariffs were selected by additional customers raising the number of TikTak customers to 1.2 million customers as of December 31, 2003, which represents an increase of 48.1%. As a result, our average tariffs fell by 3.7% driven by the decline in average national tariffs by 8.3% in 2003.

     The decline in average tariffs was accompanied by a further drop of 1.4% in traffic volume in 2003 compared to 2002 as a result of a decline in national traffic minutes by 2.6% in 2003, as illustrated in the table below.

	2003	2002	2003/2002
	(in millions of minutes)(1)		(% change)
Traffic minutes:
National (local + national long distance)	4,485	4,607	(2.6)
Fixed-to-mobile	855	826	3.5
International	484	472	2.5

Total voice minutes	5,824	5,905	(1.4)

(1)	All amounts exclude traffic minutes that were not generated from our customers such as interconnection traffic that originated in networks of other providers or payphone traffic.

     Strong competition for fixed network services, the shift from fixed line traffic to mobile communications traffic and the possibility of carrier pre-selection for local calls since January 1, 2001 are the key factors in the decline of fixed line traffic. The decline in national traffic was partially offset by an increase of fixed-to-mobile traffic. The successful promotion of TikTak tariffs enabled us, however, to increase our market share based on minutes from 52.6% in 2002 to 52.9% in 2003, which partially offset the decline in revenues from switched voice base traffic.

     The reduction in revenues from switched voice base traffic was also caused by a change in revenue recognition for certain value-added services provided by third-party providers starting October 1, 2003, in response to a decision by the Austrian Supreme Court. Traffic revenues would have been lower by EUR 18.5 million in 2003 and EUR 22.5 million in 2002, if the revenue recognition had been applied retroactively.

     Switched voice monthly and other voice revenues

     Revenues from our initial connection and installation fees, monthly rentals and other network services increased by 1.0% to EUR 567.9 million in 2003 from EUR 562.2 million in 2002.

     In July 2003, the regulatory authority gave its approval to Telekom Austria’s plan to discontinue its Minimum Tariff. Existing customers of the Minimum Tariff were transferred to the Standard Tariff on September 28, 2003. This move was made due to the increased usage of the Minimum Tariff by pre-selection customers. All other tariff models of Telekom Austria remained unchanged. The discontinuation of the Minimum Tariff caused an increase in the monthly rental (incl. 20% VAT) from EUR 14.38 to EUR 17.44, however, at up to 6% lower tariffs for voice base traffic. This effect, in combination with the introduction in mid-2002 of a fee to recover costs of manual payment of telephone bills in Austria, resulted in an increase of our switched voice monthly and other voice revenues, although our actual revenues from initial connection and installation fees declined.

     These revenues are generally a function of the number and mix of standard PSTN telephone, ISDN and the corresponding initial connection fees and monthly rental charges.

     Each of our traditional telephone lines, called PSTN lines, provides one access channel. We also offer lines on new networks that provide up to 30 lines and can be used simultaneously for voice and data transmissions at higher speeds than over normal access lines. These networks are called integrated services digital network, or ISDN. There are two kinds of ISDN lines. Basic ISDN lines provide two access channels each and multi ISDN lines provide 30 access channels each.

     The following table shows the number of our access lines and channels and percentage changes for the periods indicated. The figures exclude payphones, but include our internal lines and approximately 247,800 lines for qualifying low income persons at December 31, 2003. The service for low income persons, which we have provided for many years, includes free monthly rental and one hour of free local traffic per month. We receive a reimbursement from the federal government for these services.

	2003	2002	2003/2002
	(in thousands)		(% change)
Number of fixed lines:
PSTN access lines	2,555.8	2,659.1	(3.9)
Basic ISDN access lines	447.2	430.1	4.0
Multi ISDN access lines	7.8	8.1	(3.7)

Total access lines	3,010.8	3,097.3	(2.8)

Total access channels	3,684.2	3,762.3	(2.1)

     The total number of access lines decreased by 2.8% in 2003, primarily due to growth in the mobile communications market and unbundling of local loops, and to a lesser extent a shift to alternative providers such as cable television operators. The decrease in the number of PSTN lines was partially offset by a migration of our customers to our basic ISDN lines. The number of total access channels in the fixed network declined by approximately 2.1% in 2003 compared to 2002.

     Public payphone services and value added services

     In 2003 the revenues from our public payphone and value added services decreased by 17.3% to EUR 67.5 million from EUR 81.6 million in 2002. The revenues from public payphones declined due to falling demand primarily as a result of the high mobile penetration rate. The roll-out of more attractive public multimedia stations providing access to internet, e-mail, video telephony and various other multimedia services in 2003 could not offset this decline.

     Revenues from value added services decreased resulting from a change in revenue recognition for certain value-added services provided by third-party providers, started October 1, 2003, in response to a decision by the Austrian Supreme Court. Revenues from public payphone and value added services would have been lower by EUR 9.7 million in 2003 and EUR 14.5 million in 2002, if the revenue recognition had been applied retroactively.

     Data and IT solutions

     In 2003 the revenues from data and IT solutions decreased by 0.7% to EUR 338.3 million from EUR 340.6 million in 2002. These revenues are generated from a large portfolio of data-related services that are mainly provided to our business customers: leased line services, switched data transmission services, corporate network services, MPLS services, data value added services and IT solutions.

     Price reductions which led to declining revenues from leased line services were partially offset by increased revenues from corporate network services and IT solutions.

     Internet access and media

     We are the leading internet service provider in Austria with approximately 1 million residential customers. We had a share of approximately 42.0% of the residential internet market (including 2.0% contributed by mobilkom austria’s mobile internet customers) in the fourth quarter of 2003. Internet access and media comprises access services (dial-up and broadband ADSL access) and a portal business with online media sales, e-commerce and multimedia services.

     Our revenue generated by our internet access and portal business increased by 2.4% to EUR 198.4 million in 2003 from EUR 193.7 million in 2002. This growth was in line with the increase in the subscriber base in Austria by 21.3% from 846,500 at the beginning of 2003 to 1,026,600 at the end of 2003. ADSL-residential customers, also included in these figures, increased by 41.1% in the same period, supported by a new tax benefit for ADSL access to residential customers. Business broadband access grew even stronger by 106.9% due to our launch of business broadband services at the end of 2002. The increase in revenues did not follow the increase in the customer base due to lower average usage and lower average revenues per user.

     Our subsidiary Czech On Line, a Czech telecommunications provider with a strong focus in internet services, which we acquired in 2000, generated overall revenues of EUR 18.5 million in 2003 up from EUR 10.9 million in 2002. Thereof, Czech On Line contributed revenues of EUR 12.7 million or 6.4% to our internet access and media business in 2003.

     Wholesale voice and internet

     Wholesale voice and internet services generate revenues by providing network services to domestic and international carriers. These carrier services consist of termination, origination (or carrier selection) and transit of national traffic and international termination in Austria and abroad, international bandwidth services and internet access.

     Revenues increased by 1.9% to EUR 311.4 million in 2003 from EUR 305.5 million in 2002. This growth resulted mainly from growing revenues from wholesale internet services. The strong sale of our internet products for wholesale customers showed an increased result in 2003, raising the number of wholesale ADSL subscriptions from 31,000 to 53,500. Revenues from wholesale voice services, however, slightly declined due to lower interconnection tariff minutes and due to reductions of interconnection tariffs that became effective in July 2002.

     Wholesale data

     Through our wholesale data services we generate revenues by leasing fixed lines to alternative telephone operators, wireless service providers and providers of data services for their exclusive and dedicated use. Revenues increased by 6.6% to EUR 103.8 million in 2003 up from EUR 97.4 million in 2002.

     Strong revenue development from some large-scale projects for some of our larger wholesale customers more than compensated the decline in the Austrian and international mass market for leased line services.

     Other revenues (customer premises equipment and directory services)

     This category primarily includes sales and rentals of customer premises equipment and directory services. We generate revenues from sales of telecommunications equipment including residential, as well as mobile telephone equipment and systems for business customers, and by providing related post-sale maintenance and services. As part of our directory services we generate revenues from offering call-center services and the management of a database of subscriber data of our and other fixed-line and mobile service providers’ subscribers, which is offered to directory publishers. Revenues decreased by 10.9% to EUR 163.1 million in 2003 from EUR 183.1 million in 2002.

     Other revenues decreased resulting from a change in revenue recognition for certain value-added services provided by third-party providers, beginning October 1, 2003, in response to a decision by the Austrian Supreme Court. Other revenues would have been lower by EUR 4.5 million in 2003 and EUR 5.8 million in 2002, if the revenue recognition had been applied retroactively.

     Revenues from equipment slightly declined due to lower quantities of equipment sold and a declining demand for maintenance, whereas our revenues from directory services such as directory publication and call center services grew moderately.

     Our other revenues, however, declined primarily because we phased out our business to build up, operate and maintain networks for other operators.

     Operating expenses

     The following table shows operating expenses of our Wireline segment and percentage changes for the periods indicated.

	2003	2002	2003/2002
	(in EUR millions)		(% change)
Wireline operating expenses:
Material expense	63.3	59.1	7.1
Employee costs, including benefits and taxes	531.9	523.1	1.7
Depreciation and amortization, impairment charges	814.8	922.8	(11.7)
Interconnection (1)	319.7	319.3	0.1
Maintenance and Repairs	119.2	130.6	(8.7)
Services received (1)	42.5	26.4	61.0
Other	340.5	394.0	(13.6)

Total wireline operating expenses	2,231.9	2,375.3	(6.0)

(1)	If the change in revenue recognition for certain value-added services provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, total Wireline operating expenses would have been lower by EUR 32.7 million in 2003 and EUR 42.8 million in 2002, affecting costs from interconnection and services received.

     Materials

     Materials consist mainly of expenses for spare parts, cables and supplies for our network and merchandise we sell to our customers. Materials in the Wireline segment increased by 7.1% in 2003 to EUR 63.3 million from EUR 59.1 million in 2002. The increase in material expenses is primarily due to the expansion of the ADSL network to provide better coverage and higher bandwidth in Austria.

     Employee costs, including benefits and taxes

     Employee costs including benefits and taxes in our Wireline segment increased by 1.7% in 2003 to EUR 531.9 million from EUR 523.1 million in 2002.

     The increase was due to a one-time charge for civil servants accepting early retirement and lower reversals of provisions for our voluntary retirement incentive programs (VRIPs) in 2003 as described below. The increase was partially offset by a decrease of our average number by 1,157 employees or 9.5% to 11,027 employees in 2003 as a result of our transformation program, as described in “— Overview — Transformation program”.

     Until the end of November 2003 the Austrian government offered to certain civil servants early retirement at reduced future pension payments. We offered these eligible employees additional payments to alleviate financial losses from the reduction in future pension payments and to improve the acceptance of the offer by the government. Due to this measure our workforce could be reduced by 650 civil servants in 2003. We incurred a contractual obligation to civil servants making use of this opportunity and accrued EUR 47.3 million in 2003. We will not face any future liabilities in addition to these accruals.

     From 1997 to 2000, we offered VRIPs to eligible employees. We made provisions for expenses related to these programs of EUR 253.2 million in 2000. In 2003 we reversed 26.8 million of the VRIP provisions after a reversal of EUR 57.4 million in 2002. At December 31, 2003, 120 employees were still covered by the VRIP provisions. For more information about our relationship with employees, see “Item 6 — Relationship with employees”.

     Depreciation and amortization including impairment charges

     Depreciation, amortization including impairment charges in our Wireline segment decreased by 11.7% to EUR 814.8 million in 2003 from EUR 922.8 million in 2002 as a result of the continuing downward trend of capital expenditures.

     Depreciation expenses decreased due to our efforts to cut capital expenditures relating to our fixed line network. Amortization expenses for intangible assets remained at an insignificant level.

     The impairment charges for fiscal year 2003 were lower by EUR 35.1 million and primarily relate to long-lived assets as future estimated net cash flows were below the carrying value of related assets. In 2002, impairment losses were largely the result of an impairment charge of EUR 40.4 million for our subsidiary Czech On Line based on lower profitability expectations.

     Interconnection

     Interconnection costs increased by 0.1% to EUR 319.7 million in 2003 from EUR 319.3 million in 2002. The increase was mainly caused by higher interconnection traffic generated by international transit.

     An offsetting factor for the increase in interconnection costs was the change in revenue recognition for certain value-added services provided by third-party providers, effective October 1, 2003, in response to a decision by the Austrian Supreme Court. Interconnection costs would have been lower by EUR 18.8 million in 2003 and EUR 23.1 million in 2002 if the revenue recognition had been applied retroactively.

     Maintenance and Repairs

     Expenses for maintenance and repairs decreased by 8.7% to EUR 119.2 million in 2003 from EUR 130.6 million in 2002. The optimization of service contracts for our communications network equipment and a reduction of buildings led to this decline.

     Services received

     Services received are incurred as a result of various services provided by third-parties such as value-added services. The change in revenue recognition for certain value-added services provided by third-party providers, starting October 1, 2003, in response to a decision by the Austrian Supreme Court would have reduced services received by EUR 13.9 million in 2003 and EUR 19.7 million in 2002 if the revenue recognition had been applied retroactively. The increase of services provided by third-parties for meeting the growing demand for leased line services contributed to the increase in services received to EUR 42.5 million in 2003.

     Other operating expenses

     Other operating expenses include expenses such as energy, rental, marketing, consulting, training and advertising expenses. Other operating expenses in the Wireline segment decreased by 13.6% in 2003 to EUR 340.5 million from EUR 394.0 million in 2002.

     The integration of our previous subsidiaries Datakom Austria GmbH, Jet2Web Internet Services GmbH and Jet2Web Network Services GmbH in 2002 provided for ongoing savings in other operating expenses. In addition, we incurred lower expenses from bad debt, generated savings from the consolidation of our buildings and lowered our advertising expenses.

Wireless

     The total number of customers in the mobile business segment as of December 31, 2003 grew by 6.4% compared to December 31,2002. At the end of 2003 we had more than 4.7 million customers in our Wireless segment. The majority of customer growth came from mobilkom austria with a penetration rate of 89.7% in the Austrian market at the end of 2003. Our foreign subsidiaries also experienced lower market growth in 2003, thus their contribution to the customer base as of December 31, 2003 remained almost stable at around 33%.

     We were still able to increase the total number of our mobile customers in Austria by 5.4%, or approximately 161,800 during 2003. However, due to stronger competition and an increasing number of Austrian mobile customers our market share decreased to 43.3% at December 31, 2003, down from 44.4% at the end of 2002. As a result of our successful retention programs mobilkom austria’s churn rate decreased to 16.1% at year-end 2003 from 19.5% at year-end 2002

     During 2003 the number of Austrian contract customers increased by 6.8% and the number of prepaid customers increased by 3.8%. At December 31, 2003, contract customers account for 53.2% of the total customer base of mobilkom austria compared to 52.5% at December 31,2002 as a result of our continuing focus to increase the share of high value contract customers.

     mobilkom austria’s subsidiary, VIPnet, a mobile operator in Croatia, added approximately 112,700 customers in the year 2003. The penetration rate in Croatia amounted to 55.0% at the end of 2003, with VIPnet holding a total market share of 50.0%. mobilkom austria’s subsidiary Si.mobil, a mobile operator in Slovenia added approximately 11,500 customers in the year 2003. Penetration in Slovenia reached a level of 76.5% at the end of 2003 with Si.mobil holding a total market share of 23.6%.

     Revenues

     Our Wireless segment generates revenues from operations of our mobile networks. The revenues mainly include traffic charges, monthly rental charges, equipment sales and roaming and interconnection fees.

     We expect revenues from our Wireless segment to continue to grow due to increased revenues from our international subsidiaries, primarily from the potential of market growth in Croatia. In spite of a slow-down of the overall customer growth, we expect to increase the profitability of the Wireless segment as a result of our focus on improving the quality of the customer base.

     We expect roaming revenues to decline in the long-term due to increasing pressure on roaming tariffs. Our partnership-agreement with Vodafone should allow us to attract additional customers and roaming visitors. This would lead to higher roaming traffic and offset, at least partially, the decline in roaming revenues.

     The following table shows revenues from our Wireless segment and percentage changes for the periods indicated.

	2003	2002	2003/2002
	(in EUR millions)		(% change)
Wireless operating revenues:
Traffic revenues (1)	1,095.6	1,000.6	9.5
Monthly rental	297.7	283.5	5.0
Equipment	176.3	175.2	0.6
Roaming	153.8	155.9	(1.3)
Interconnection (1)	305.0	275.9	10.5
Other	18.1	27.7	(34.7)
Discounts	(16.3)	(9.4)	(73.4)

Total wireless operating revenues	2,030.2	1,909.4	6.3

(1)	If the change in revenue recognition for certain value-added services provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, total Wireless operating revenues would have been lower by EUR 20.3 million in 2003 and EUR 25.3 million in 2002, affecting traffic revenues of mobilkom austria and interconnection revenues of mobilkom [liechtenstein].

     Our operating revenues from our Wireless segment increased by 6.3% in 2003 to EUR 2,030.2 million from EUR 1,909.4 million in 2002, with 79.1% of operating revenues generated in the Austrian market.

     Traffic revenues

     Traffic revenues depend on the total number of customers, traffic volume, mix of prepaid and contract customers and tariffs. Traffic revenues increased by 9.5% in 2003 to EUR 1,095.6 million from EUR 1,000.6 million in 2002. This growth was primarily a result of the increase in the customer bases which increased by 5.4% at mobilkom austria, 10.3% at VIPnet, and 3.3% at Si.mobil. The following table shows the number of customers of our Wireless segment and percentage changes for the periods indicated.

	2003	2002	2003/2002
	(in thousands)		(% change)
Wireless customers:
Austria	3,163.2	3,001.4	5.4
Croatia	1,210.5	1,097.8	10.3
Slovenia	361.5	350.0	3.3
Liechtenstein	2.5	2.0	24.5

Total customers	4,737.7	4,451.2	6.4

     In addition to the higher customer base, the average usage per customer rose by 1.7% for the Wireless segment. This was partially offset by a decrease in tariffs due to the highly competitive markets particularly in Austria, Slovenia and Liechtenstein. Another offsetting factor was the change in revenue recognition for certain value-added services provided by third-party providers starting October 1, 2003, in response to a decision by the Austrian Supreme Court. Traffic revenues would have been lower by EUR 18.5 million in 2003 and EUR 24.6 million in 2002, if the revenue recognition had been applied retroactively.

     In the Wireless segment both, contract and prepaid customers contributed to the increase in traffic revenues for 2003. For both types of customers the customer base rose. The contract customer base grew by 6.3%, while the number of prepaid customers increased by 6.5%. Despite the highly competitive markets, overall average revenue per customer showed a slight increase of 0.7%.

     The share of data traffic revenues increased from 12.4% at year-end 2002 to 13.9% at year-end 2003. In Austria this share increased by 1.2 percentage points to 11.4% at year-end 2003. The majority of data revenues is derived from SMS (Short Message Service) and to a lesser extent from GPRS (General Packet Radio Service) and MMS (Multimedia Message Service). We expect that data revenues from GPRS and MMS services at mobilkom austria will increase significantly due to a leap in the number of GPRS users by 277.0% to 839,900 users compared to 222,800 users in 2002 and due to a growing number of MMS users in 2003.

     Monthly rental

     We generate revenues from monthly rental fees paid by our contract customers for access to our mobile communications network. Revenues from monthly rentals increased by 5.0% in 2003 to EUR 297.7 million from EUR 283.5 million in 2002. The rise in revenues from monthly rental is primarily attributable to the increase in our contract customer base by 6.8% in Austria and by 5.8% in Croatia. However, the introduction of tariff packages with lower or no monthly rental tariffs partially offset the increase in revenues from monthly rental fees.

     Equipment

     We generate revenues from customer equipment primarily from sales of handsets to our customers and resellers. Revenues from equipment increased by 0.6% in 2003 to EUR 176.3 million from EUR 175.2 million in 2002 primarily due to increased sales of higher priced handsets with more functionalities like MMS or GPRS, in particular in Croatia. This effect was partially offset by a decline in the number of gross customer additions.

     Roaming

     Roaming fees are generated when our mobile network carries a call made by a customer of another international mobile operator. Revenues from roaming fees decreased by 1.3% in 2003 to EUR 153.8 million from EUR 155.9 million in 2002. This decline was primarily caused by mobilkom austria lowering its roaming fees in Austria in order to stay competitive. Rising roaming revenues in Croatia and Slovenia mainly as a result of the strong summer tourism and the cooperation with Vodafone, however, partially offset the overall loss in revenues.

     Interconnection

     Our Wireless segment generates interconnection revenues primarily from interconnection fees from our Wireline segment as well as from other fixed and mobile operators for calls terminating in our mobile networks. In addition, we receive revenues from service numbers such as toll free numbers. Our interconnection revenues increased significantly by 10.5% in 2003 to EUR 305.0 million from EUR 275.9 million in 2002 in Austria, Croatia and Liechtenstein. The increase in interconnection revenues in Austria was a result of the increase in interconnection traffic minutes and the introduction of interconnection fees for SMS services which was partially offset by decisions of the regulatory authority which lowered mobile termination rates in stages from EUR 0.1125 to EUR 0.1086 beginning April 1, 2003. Interconnection revenues also increased in Croatia as a result of higher average interconnection fees with the Croatian incumbent operator. In Liechtenstein the increase was mostly generated from value-added services in 2003. In Slovenia additional revenues from higher charged traffic minutes charged for interconnection were eliminated as a result of lower average interconnection fees.

     The change in revenue recognition for certain value-added services provided by third-party providers starting October 1, 2003, in response to a decision by the Austrian Supreme Court reduced interconnection revenues at mobilkom [liechtenstein] by EUR 1.8 million in 2003 and EUR 0.7 million in 2002, if the revenue recognition had been applied retroactively.

     Other

     This category includes revenues from one-time charges such as initial connection fees and collection services such as fees for transfer payments as well as fees for call center services, and revenues from real estate. Revenues decreased by 34.7% in 2003 to EUR 18.1 million from EUR 27.7 million in 2002 in part as a result of special promotions and lower revenues for provided call center services in Austria as well as lower activation fees due to lower gross additions of subscribers at VIPnet.

     Discounts

     Discounts increased by 73.4% in 2003 to EUR 16.3 million compared to EUR 9.4 million in 2002. These discounts include provisions for customer loyalty programs at mobilkom austria and VIPnet. mobilkom austria had to increase its provision for customer loyalty programs and offer higher discounts to resellers. The increase at VIPnet was driven by a higher usage of replacement programs resulting in higher discounts to resellers.

     Operating expenses

     The following table shows operating expenses from our Wireless segment and percentage changes for the periods indicated.

	2003	2002	2003/2002
	(in EUR millions)		(% change)
Wireless operating expenses:
Material expense	254.7	252.3	1.0
Employee costs	167.8	158.6	5.8
Depreciation and amortization	325.6	268.8	21.1
Interconnection (1)	224.0	192.6	16.3
Repairs	62.0	59.3	4.6
Services received	250.9	231.2	8.5
Other	343.8	365.9	(6.0)

Total wireless operating expenses	1,628.8	1,528.7	6.5

(1)	If the change in revenue recognition for certain value-added services provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, total Wireless operating expenses would have been lower by EUR 20.3 million in 2003 and EUR 25.3 million in 2002, affecting interconnection costs.

     Materials

     Materials in the Wireless segment increased slightly by 1.0% in 2003 to EUR 254.7 million from EUR 252.3 million in 2002. The higher costs were caused by the rising demand for high quality products and higher number of handset replacements, particularly in Austria, and partially offset by the decline in the number of gross customer additions in all companies.

     Employee costs, including benefits and taxes

     Employee costs, including benefits and taxes increased by 5.8% in 2003 to EUR 167.8 million from EUR 158.6 million in 2002 due to headcount growth in the Wireless segment by 1.8%% in terms of full-time-employees at year-end to support the higher number of our mobile customers. In addition, in Austria, the base salary increased for employees and accruals for severance benefits increased

     Depreciation and amortization

     Depreciation and amortization expenses increased by 21.1% in 2003 to EUR 325.6 million from EUR 268.8 million in 2002. The increase in depreciation resulted from growing network-related capital expenditures in prior years to increase capacity and maintain the quality of mobile transmissions in all markets. However, capital expenditures in the Wireless segment were reduced by 12.6% in 2003 to EUR 300.4 million from EUR 343.6 million in 2002. For further information regarding our capital expenditures, see “— Liquidity and capital resources — Capital expenditures”.

     Two significant factors for the rise of amortization expenses were the increase in amortizable intangible assets and the amortization of the Austrian UMTS license. The acquisition of the 25.001% stake in mobilkom austria led to an increase in amortizable intangible assets of EUR 121.0 million in 2002. The amortization of the UMTS license over 14.2 years began in May 2003 after the commercial launch of UMTS services and the generation of revenues. We recorded amortization and depreciation expense from the use of the UMTS license and related network equipment of EUR 14.1 million in 2003.

     Interconnection

     Interconnection costs increased by 16.3% in 2003 to EUR 224.0 million from EUR 192.6 million in 2002. The growth was in line with the higher charged interconnection traffic minutes and the introduction of interconnection fees for SMS traffic since October 2002. The largest increase in interconnection costs was recorded in Austria due to rising traffic volumes to one of the smaller mobile operators, tele.ring, which has the highest interconnection tariff on the market. VIPnet contributed to the growth in interconnection costs, due to increased average interconnection fees and increased interconnection traffic.

     The change in revenue recognition for certain value-added services provided by third-party providers starting October 1, 2003, in response to a decision by the Austrian Supreme Court reduced the increase in interconnection costs. Interconnection costs would have been even lower by EUR 20.3 million in 2003 and EUR 25.3 million in 2002, if the revenue recognition had been applied retroactively.

     Repairs

     Repairs increased by 4.6% in 2003 to EUR 62.0 million from EUR 59.3 million in 2002 primarily due to increasing maintenance costs at VIPnet and more expensive service agreements at Si.mobil for a growing amount of network and IT equipment due to continuing capital investments. mobilkom austria recorded a decrease of repair costs in Austria as a result of decreasing software adaptations.

     Services received

     Services received increased by 8.5% in 2003 to EUR 250.9 million from EUR 231.2 million in 2002 mainly due to an increase in roaming costs as a result of the increased roaming traffic. In addition higher leased lines expenses in Croatia and Austria contributed to the overall rise in costs from services received.

     Other operating expenses

     Other operating expenses in the Wireless segment decreased by 6.0% in 2003 to EUR 343.8 million from EUR 365.9 million in 2002. Lower expenses for consulting fees and lower marketing and sales costs contributed to this decline in other operating expenses.

     Other operating expenses also includes net losses from retirement of long-lived assets, which were shown in the last annual report as a separate item due to the application of SFAS No. 144, as amended.

Other activities

The segment “Other activities” includes primarily various centralized financial services that are provided by our subsidiary Telekom Finanzmanagement GmbH to both business segments, Wireline and Wireless. The segment “Other activities” did not record any revenues either in 2002 or 2003 and the operating expenses were insignificant in both years as well.

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

Consolidated operating results

     Operating revenues

     The following table shows our operating revenues and percentage changes by business segment for the periods indicated.

	2002	2001	2002/2001
	(in EUR millions)		(% change)
Fixed line services	2,057.2	2,456.7	(16.3)%
Data communications services	330.0	(196.4)	(0.1)
Internet services	119.6	99.5	20.2
Mobile communications services	1,002.5	—	n.a
Intersegmental eliminations and others	(391.2)	(226.7)	72.6

Consolidated operating revenues	3,118.1	2,659.7	17.2%

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

     Material costs

	2002	2001	2002/2001
	(in EUR millions)		(% change)
Fixed line services	55.5	66.5	(16.5)%
Data communications services	12.0	11.4	5.3
Internet services	0.9	2.3	(60.9)
Mobile communications services	148.7	—	n.a.
Intersegmental eliminations and others	(20.7)	(8.3)	149.4

Consolidated material costs	196.4	71.9	173.2%

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

     Employee costs

	2002	2001	2002/2001
	(in EUR millions)		(% change)
Fixed line services	426.2	505.5	(15.7)%
Data communications services	51.0	48.2	5.8
Internet services	16.8	14.1	19.1
Mobile communications services	81.2	—	n.a.
Intersegmental eliminations and others (1)	25.5	51.3	(50.3)

Consolidated employee costs	600.7	619.1	(3.0)%

(1)	Includes the cost of idle workforce. These costs are not controlled by segment managers but are the responsibility of corporate management. Beginning in 2002, employees who are on medical leave and have applied for early retirement on medical reasons are included in idle workforce. Prior year figures were reclassified for comparative purposes. Costs for idle workforce amounted to EUR 29.4 million in 2002 and EUR 52.0 million in 2001 (up from originally reported EUR 49.9 million in 2001).

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

     Other operating expenses

	2002	2001	2002/2001
	(in EUR millions)		(% change)

Fixed line services	762.4	1,013.7	(24.8)%
Data communications services	220.4	215.9	2.1
Internet services	115.4	103.3	11.7
Mobile communications services	463.1	—	n.a
Intersegmental eliminations and others	(374.6)	(218.0)	71.8

Consolidated other operating expenses	1,186.7	1,114.9	6.4%

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

     Operating income (loss)

	2002	2001	2002/2001
	(in EUR millions)		(% change)

Fixed line services	(26.4)	35.0	n.a	%
Data communications services	8.6	19.4	(55.7)
Internet services	(66.4)	(150.0)	(55.7)
Mobile communications services	164.9	—	n.a
Intersegmental eliminations and others	(23.3)	(99.8)	n.a

Consolidated operating income (loss)	57.4	(195.4)	n.a	%

     Operating income improved from a loss of EUR 195.4 million in 2001 to an income of EUR 57.4 million in 2002. The consolidation of mobilkom austria group since June 28, 2002 contributed EUR 171.3 million net of intersegmental eliminations to this improvement. The factors described above contributed to the improvement in operating income.

Other income, taxation, and minority interests

	2002	2001	2002/2001
	(in EUR millions)		(% change)

Other income (expense)
Net interest	(156.5)	(158.3)	(1.1)%
Equity in earnings of affiliates and dividend income	141.0	197.7	(28.7)
Other, net	1.9	(44.0)	n.a
Income tax (expense) benefit	(26.1)	94.9	n.a
Minority interest	(4.9)	0.5	n.a

Total	(44.6)	90.8	n.a %

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

	2002	2001	2002/2001
	(in EUR millions)		(% change)

Operating revenues:
Fixed line services	2,057.2	2,456.7	(16.3)%
Data communications services	330.0	330.2	(0.1)
Internet services	119.6	99.5	20.2
Mobile communications services	1,002.5	(196.4)	n.a.
Intersegmental eliminations and others	(391.2)	(226.7)	n.a.

Consolidated operating revenues	3,118.1	2,659.7	17.2%

Mobile communications services — prior to consolidation	906.9	1,713.2	n.a.
Intersegmental eliminations	(116.8)	(429.4)	n.a.

Total managed operating revenues	3,908.2	3,943.5	(0.9)%

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

     Following a change in U.S. GAAP reporting, a net loss from retirement of long-lived assets of EUR 18.7 million is presented as a component of operating income in 2002. In 2001 a similar loss of EUR 39.0 million was reported as non-operating expense in the “other income, net” section. To enhance comparability with prior periods the tables below present consolidated EBITDA and EBIT excluding such losses, also titled EBITDA (as adjusted) and EBIT (as adjusted). The tables also present consolidated EBITDA and EBIT including the net loss from retirement of long lived assets in 2002. We have not adjusted 2001 EBITDA or EBIT for this reporting change.

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

     Revenues

     Revenues from our fixed line services segment are derived primarily from the following sources:

•	traffic and access related charges for:

•	local, national long-distance, fixed-to-mobile, international calls and internet dial-up; and

•	initial connection fees, installation fees, monthly rental and other charges;

•	carrier services including interconnection fees paid by other carriers to access our fixed line network and related carrier services;

•	fees paid for leased lines;

•	sales of equipment; and

•	fees from other services, including value-added services, public payphone services, call center services, directory services and other.

     The following table shows revenues from our fixed line services segment and percentage changes for the periods indicated.

	2002	2001	2002/2001
	(in EUR millions)		(% change)

Fixed line operating revenues:
Traffic and access related services	1,118.5	1,234.6	(9.4)%
Carrier services (1)	366.4	637.0	(42.5)
Leased lines	246.1	(196.4)	(4.1)
Equipment	94.5	97.7	(3.3)
Other	231.7	230.8	0.4

Total fixed line operating revenues	2,057.2	2,456.7	(16.3)%

(1)	The change of the invoicing system with alternative telecommunications operators resulted in a reduction of revenues in 2002. If in effect, the change would have reduced fixed line revenues by EUR 257.2 million in 2001.

     Traffic and access related services

     The following table shows revenues from traffic and access related services and percentage changes for the periods indicated.

	2002	2001	2002/2001
	(in EUR millions)		(% change)

Traffic and access related services:
Traffic revenues	499.4	599.1	(16.6)%
Initial connection and installation fees, monthly rental and other network services	619.1	635.5	(2.6)

Total	1,118.5	1,234.6	(9.4)%

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

     Operating expenses

     The following table shows operating expenses of our fixed line services segment and percentage changes for the periods indicated.

	2002	2001	2002/2001
	(in EUR millions)		(% change)

Fixed line operating expenses:
Materials	55.5	66.5	(16.5)%
Employee costs, including benefits and taxes	426.2	505.5	(15.7)
Depreciation and amortization	834.5	836.0	(0.2)
Loss from retirement of long-lived assets	5.1	—	n.a
Carrier services	310.5	568.1	(45.3)
Repairs	123.8	129.7	(4.5)
Services received	13.1	24.3	(46.1)
Other operating expenses	314.9	291.6	8.0

Total fixed line operating expenses	2,083.6	2,421.7	(14.0)%

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

     From 1997 to 2000, we offered voluntary retirement incentive programs (VRIP) to eligible employees. We made provisions for expenses related to these programs of EUR 253.2 million in 2000. At December 31, 2000, 2,976 employees were covered by the social plan provisions reflected in our balance sheet as of that date. In 2001 there was a release of accruals of EUR 2.4 million. On January 1, 2002 a new law was enacted that allows civil servants to move from Telekom Austria’s VRIP into government funded early retirement at the age of 55. Because a number of employees either elected early retirement under this new law or qualified for early retirement as the result of medical disability, EUR 57.4 million of these provisions were reversed during 2002. Consequently, our obligation under the VRIP was reduced as pension payments to these former employees are being covered by the government funded retirement plan. For more information, see “— Critical accounting policies — Voluntary retirement incentive programs” and note 15 to our consolidated financial statements included elsewhere in this report.

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

     Operating expenses

     The following table shows operating expenses from our data communications services segment and percentage changes for the periods indicated.

	2002	2001	2002/2001
	(in EUR millions)		(% change)

Data communications operating expenses:
Materials	12.0	11.4	5.3%
Employee costs, including benefits and taxes	51.0	48.2	5.8
Depreciation and amortization	36.0	35.3	2.0
Loss from retirement of long-lived assets	1.9	—	n.a
Other operating expenses	220.5	215.9	2.1

Total data communications operating expenses	321.4	310.8	3.4%

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

     The following table shows information regarding our consolidated cash flows for the periods indicated. The figures do not include cash flows generated by mobilkom austria group prior to consolidation beginning on June 28, 2002, except for dividends received. In the first half of 2002 and in 2001 these dividends received amounted to EUR 90.7 million and EUR 199.3 million, respectively. Therefore, the figures are not directly comparable. For further details on cash flows see the consolidated statements of cash flows of the accompanying financial statements.

Cash flow	2003	2002	2001
	(in EUR millions)

Cash generated from operations
Net income	134.2	12.8	(104.6)
Depreciation, amortization and impairment charges	1,140.0	1,058.2	1,049.2
Change in deferred taxes	59.2	33.5	(95.0)
Equity in earnings of affiliates less than (in excess of) dividends received	1.0	(45.8)	(80.7)
Change in accounts receivable — trade	(140.3)	175.5	24.4
Change in accounts payable — trade	(58.9)	11.0	(85.7)
Change in employee benefit obligation	(76.6)	(102.6)	(73.6)
Other	161.3	28.8	208.4

Cash generated from operations	1,219.9	1,171.4	842.4

Cash from investing activities
Capital expenditure, including interest capitalized	(599.7)	(560.7)	(459.0)
Acquisitions and investments, net of cash acquired	(86.0)	(665.1)	(4.8)
Other	41.8	49.9	10.6

Cash used in investing activities	(643.9)	(1,175.9)	(453.2)

Cash from financing activities
Proceeds from issuance of long-term debt and bonds	775.9	127.9	—
Principal payments on long-term debt	(385.3)	(406.3)	(335.2)
Changes in short-term bank borrowings	(774.6)	238.0	75.0
Other	(22.8)	42.2	(120.5)

Cash (used in) generated from financing activities	(406.8)	1.8	(380.7)
Effect of exchange rate changes	5.4	3.6	0.1

Net increase in cash and cash equivalents	174.6	0.9	8.7

Cash and cash equivalents at beginning of period	27.3	26.4	17.8
Cash and cash equivalents at end of period	201.9	27.3	26.4

     Cash generated from operations

     Our primary source of liquidity is cash generated from operations which increased by EUR 48.5 million to EUR 1,219.9 million in 2003 compared to EUR 1,171.4 million in 2002 after having increased by EUR 329.0 million from 842.4 million in 2001. This increase is primarily due to higher net income and increased “depreciation, amortization and impairment charges”. Net income increased by EUR 121.4 million to EUR 134.2 million in 2003 compared to EUR 12.8 million in 2002 and a loss of EUR 104.6 million in 2001.

     Prior to June 28, 2002, 74.999% of mobilkom austria’s net income was included in the consolidated result of operations under the equity method of accounting. This non-cash item was reversed in the cash flow statement and replaced by dividends received from mobilkom austria, as shown in item “Equity in earnings of affiliated less than (in excess of) dividends received”. In the first half of 2002 and in 2001 these dividends received amounted to EUR 90.7 million and EUR 199.3 million, respectively. The pro forma consolidated net income for the year ended December 31, 2002, as if mobilkom austria would have been acquired at the beginning of 2002 would have amounted to EUR 29.8 million compared to EUR 12.8 million actually achieved. Comparing net income of 2003 and 2002 on a fully consolidated basis it increased by EUR 104.4 million as a result of increased group revenues and profitability.

     The increase in “depreciation, amortization and impairment charges” in 2003 of EUR 81.8 million was mainly due to mobilkom austria group where “depreciation, amortization and impairment charges” included into the group cash flow was EUR 325.2 million, compared with EUR 135.3 million in 2002. This effect was partially offset by the downward trend in “depreciation, amortization and impairment charges” in the Wireline segment. For more information see “— Results of operations”.

     In 2003 cash generated from operations was reduced by a change in working capital in the amount of EUR 184.6 million, which mainly relates to an increase of accounts receivable by EUR 140.3 million due to less cash drawn from our asset-backed securitization program implemented on January 16, 2002. In 2002 our accounts receivable-trade decreased by EUR 175.5 million. Comparing operating cash flow of 2003 and 2002 the change in accounts receivable-trade caused a year on year difference of EUR 315.8 million. In 2003 we did not draw all of the money we were entitled to from the qualifying special purpose entity (QSPE) and therefore reported a receivable from the QSPE of EUR 145.4 million decreasing our cash generated from operations. For further details see “— Off-balance sheet transactions”.

     Additionally, accounts payable and accrued liabilities decreased by EUR 82.4 million in 2003 compared to 2002 and led to a higher outflow of cash. These negative effects were, however, partially offset by a change in other assets and liabilities of EUR 116.6 million. Cash payments for voluntary retirement incentive programs and golden handshakes of EUR 76.6 million were made in 2003, compared to EUR 102.6 million in 2002 and EUR 73.6 million in 2001, respectively. We expect further measures related to the reduction of headcount to result in additional payments for retirement of employees as well as payments for re-training. These payments will be made through 2009 and will reduce our cash generated from operations.

     Cash used in investing activities

     Cash used in investing activities mainly consists of acquisitions of subsidiaries and capital expenditures for property, plant and equipment and intangible assets. It decreased by EUR 532.0 million to EUR 643.9 million in 2003 from EUR 1,175.9 million in 2002 after having increased by EUR 722.7 million from 453.2 million in 2001. In 2003 mobilkom austria acquired an additional share of 28% of VIPnet d.o.o., Zagreb, for a total purchase price of EUR 69.7 million, bringing its interest to 99%. Acquisitions of subsidiaries in 2002 primarily relate to the purchase of the 25.001% stake in mobilkom austria which was acquired for a total purchase price of EUR 693.1 million, including cash acquired of EUR 29.5 million. The increase in capital expenditures results from the 100% consolidation of mobilkom austria as additions to tangible and intangible assets of mobilkom austria are included in the group cash flow statement beginning on June 28, 2002. For more information concerning capital expenditures on a comparable basis see “— Capital expenditures”. Differences to capital expenditures on a segment basis result from the elimination of intra-group transactions.

     Cash (used in) generated from financing activities

     Cash used in financing activities was EUR 406.8 million in 2003, compared with cash generated by financing activities of EUR 1.8 million in 2002 and cash used of EUR 380.7 million in 2001. On June 30, 2003, Telekom Austria AG and Telekom Finanzmanagement GmbH (the 100% financing subsidiary of Telekom Austria AG) initiated a Euro Medium Term Note (“EMTN”) Programme. Under this programme we successfully launched and placed a Eurobond offering raising EUR 740.9 million net of discount and issue costs. Part of the funds were used to repay short-term debt and to meet scheduled redemptions of long-term debts. This bond issue increased the average maturity of our debt. For further information see “ — Funding sources”.

     The management board and supervisory board plan to propose to the shareholders at the annual general shareholders’ meeting on June 3, 2004 a distribution from unappropriated earnings of EUR 0.13 per zero par value share.

     On March 24, 2004 our management board announced that it intends to make use of the authorization by the shareholders received at the annual general meeting in June 2003 to buy back up to 50 million shares at a price between EUR 9 and EUR 15 until December 3, 2004. Following the first repurchase by exercising our American Call Options on February 27, 2004 through an off-market transaction, there are currently up to EUR 270 million of reserves available for further buybacks. Telekom Austria intends to execute the share repurchases through market transactions and to limit such purchases so that the holding of our principal shareholder ÖIAG does not exceed 50% of our outstanding shares.

Funding sources

     Our principal sources of external funding are borrowings from the Austrian and international debt capital markets. The outstanding long-term debt, other than lease obligations are summarized as follows:

At December 31,	Maturity	2003	2002	2001
	(in EUR millions)

Bonds under EMTN Programme	2004-2013	745.1	—	—
Other bonds	2004-2013	159.7	175.5	249.6
Bank debt	2004-2011	1,967.6	2,347.7	2,169.1
Other	2008	0.8	15.7	—

		2,873.2	2,538.9	2,418.7
Less current portion of long-term debt		(530.9)	(459.0)	(413.5)
Long-term debt, net of current portion		2,342.3	2,079.9	2,005.2

     Bonds

     In order to give Telekom Austria access to international debt capital markets and in preparation for entering the Eurobond market, Telekom Austria AG and Telekom Finanzmanagement GmbH established a Euro Medium Term Note (EMTN) Programme, unconditionally and irrevocably guaranteed by Telekom Austria AG in June 2003. This program allows Telekom Austria and Telekom Finanzmanagement GmbH to issue notes up to a maximum aggregate nominal amount of EUR 2.5 billion outstanding at any single point in time.

     In July 2003, Telekom Austria (through Telekom Finanzmanagement GmbH) issued its inaugural bond with a nominal value of EUR 750.0 million, 10 year maturity and a coupon of 5% under the newly established EMTN programme. The notes were issued at a discount including issue costs of EUR 9.1 million (EUR 8.6 million as of December 31, 2003) providing Telekom Austria with funds in the amount of EUR 740.9 million. The bonds are listed on the Luxembourg Stock Exchange and Vienna Stock Exchange.

     Bank debts

     As of December 31, 2003, we had unused committed lines of credit of EUR 500.0 million, expiring between January 2004 and November 2006.

     As of December 31, 2003, 2002 and 2001, we had total outstanding debt, excluding current portion of lease obligations, amounting to EUR 2,878.1 million, EUR 3,281.8 million and EUR 2,895.8 million, respectively. Whereas debt incurred prior to May 1996 is guaranteed by the Federal Republic of Austria, debt incurred thereafter is not. At December 31, 2003, EUR 1,354.6 million of our EUR 2,873.2 million total long-term debt were covered by such guarantees.

     The following bank debt is not guaranteed by the government as they were entered into after the privatization of the Company:

     In March 2000, the Company entered into a loan agreement for EUR 145.0 million with the European Investment Bank. As of December 31, 2003, EUR 116.0 million of the loan is outstanding in accordance with the repayment terms. Under the terms of this agreement, the Company must observe covenants requiring the Company to meet certain financial ratios.

     Further, in October 2000 the Company entered into a loan agreement for EUR 232.6 million. As of December 31, 2003 the loan is outstanding in full in accordance with the repayment terms. Under the terms of the contract the Company has to maintain certain investments, otherwise the loan becomes due. The interest rates vary depending on the rating of the Company.

     As of December 31, 2003, EUR 295.2 million of a syndicated loan granted to mobilkom austria was outstanding and is guaranteed by Telekom Austria AG. The original loan totaled EUR 305.0 million.

     In March 2001, VIPnet increased its senior debt facility to EUR 170.0 million, up from EUR 120.0 million. In December 2002 this senior debt facility was restructured to improve terms and conditions of the financing. VIPnet entered into a syndicated loan of EUR 150.0 million of which EUR 96.2 million were drawn. Outstanding debt is EUR 93.2 million as of December 31, 2003. The loan was used for the refinancing of the existing loans to VIPnet and falls due between 2003 and 2008. As a consequence of Telekom Austria’s improved liquidity and in order to reduce interest expenses we repaid the loan in March 2004 before maturity.

     In March 1999, Si.mobil entered into a loan agreement amounting to EUR 36.0 million (original currency: Deutsche Mark 71.0 million) to finance the construction of the GSM network in Slovenia. The interest rate is three month LIBOR plus 1.075%. The loan is secured by bills of exchange, property, receivables and shares of Si.mobil. The loan is repayable until March 2007.

     The year-end average interest rates for the long-term debt excluding interest rate swaps are as follows:

	2003	2002	2001
Bonds	4.57%	5.32%	4.32%
Bank debts	4.96%	3.49%	5.42%

     Since June 2003, Telekom Austria Group is rated by Moody’s Investors Service Ltd. and Standard & Poor’s. Our current corporate credit ratings are noted below:

	Moody’s	Standard
	Investors	&
	Service	Poor’s
Long-term debt	Baa2	BBB
Short-term debt	P-2	A-2

     Moody’s Investors Service rates our long-term corporate credit Baa2 (stable outlook). The rating classification of Baa means that an issuer offers adequate financial security. However, certain protective elements may be lacking or may be unreliable over any great period of time. The numerical modifier 2 indicates a mid-range ranking within the letter ranking category. The rating outlook, expressed as positive, stable, or negative, provides an opinion regarding the likely direction of any medium-term rating actions, typically based on an 18-month horizon.

     Moody’s Investors Service’s short-term corporate credit ratings fall into the following four categories: Prime-1 (P-1), Prime-2 (P-2), Prime-3 (P-3) and Not Prime. Issuers rated Prime-2 have a strong ability, albeit less superior ability than Prime-1 issuers, to repay senior short-term debt obligations.

     Standard & Poor’s rates our long-term corporate credit BBB (positive outlook). The outlook changed from stable to positive on April 14, 2004. This exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on obligations. The lack of a modifer (plus (+) or minus (–)) indicates a mid-range ranking within the major rating category of BBB. The “positive” in the outlook indicates that a rating may be raised.

     Standard & Poor’s categorizes its short-term ratings A-1, A-2, A-3, B, C and D. Having a short-term rating of A-2 means that Telekom Austria is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than issuers rated A-1. However, the capacity to meet the financial commitment on our obligations is satisfactory.

     Our 2,500 million EMTN-Programme is currently rated Baa2 and BBB by Moody’s Investors Service and Standard & Poor’s, respectively. The EUR 750 million bond issued by TFG in July 2003 is also rated BBB by Standard and Poor’s.

     Telekom Austria has no further agreements with nationally recognized statistical rating organizations to provide a long-term and short-term credit rating for our Company.

     Please be advised that security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time. You should evaluate each rating independently of any other rating.

     Other funding sources

     In order to diversify our short-term funding sources we implemented an asset-backed securitization program in January 2002. Under the terms of the program Telekom Austria and mobilkom austria were entitled to fund up to EUR 290.0 million. In December 2003 Telekom Austria and mobilkom austria increased the volume of this asset-backed securitization program from EUR 290.0 million to EUR 350.0 million. For more information, see “— Off-balance sheet transactions”.

     In December 2001 we entered into a USD 250.0 million U.S. cross-border lease of digital switching equipment. The net cash effect resulting from these transactions relates to the total gain from the sale of the tax benefits which amounted to EUR 14.5 million in 2001. For further details on cross-border lease see the notes to the accompanying consolidated financial statements.

     At the Annual General Meeting on June 4, 2003, the Management Board was authorized to increase the share capital by up to EUR 21.8 million in order to provide stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company for a period of five years, ending 2008.

     As it is common with telecommunications companies, we typically carry current liabilities in excess of current assets. Total current liabilities exceeded total current assets by EUR 664.9 million in 2003 compared to EUR 1,665.7 million in 2002 and EUR 840.9 million in 2001. In 2003 part of the funds raised by the EUR 750 million bond as well as the positive operating cash flow were used to reduce current liabilities.

     We believe that our cash flow from operations, together with the liquidity available to us on the Austrian and international money and debt capital markets provide the flexibility in funding needed to cover our expenditures in the future.

Capital expenditures

     The following table shows our capital expenditures on a total managed basis for the periods indicated. Capital expenditures are defined as additions to tangible and intangible assets, excluding additions to asset retirement obligation, goodwill, brandname and customer base as well as additions from initial consolidation. Differences to capital expenditures in the cash flow statement result from the elimination of intra-group transactions.

	2003	2002	2001
	(in EUR millions)

Capital expenditures:
Wireline	300.0	343.4	458.9
Tangible	298.0	340.7	449.0
Intangible	2.0	2.7	9.9
Wireless	300.4	343.6	420.8
Tangible	290.6	321.8	363.1
Intangible	9.8	21.8	57.7

Total capital expenditures	600.4	687.0	879.7

     Our total capital expenditures decreased by 12.6% in 2003 to EUR 600.4 million from EUR 687.0 million in 2002 after having decreased by 21.9% in 2002 from EUR 879.7 million in 2001.

     Capital expenditures in our Wireline segment fell by 12.6 % to EUR 300.0 million in 2003 compared to EUR 343.4 million in 2002. Additions in broadband activities, above all in the access area, declined by 7.0 % to EUR 104.6 million. Additions in our network decreased by 29.4 % to EUR 83.8 million because the major optimization of the network was realized in 2002. Also, investments in buildings were reduced by 21.5 % to EUR 37.0 million in 2003 as the modification of the headquarters was finished in 2002. Only IT operations support shows increased expenditures of 19.9 % to EUR 69.1 million because of investments in new billing and “CRM — Customer Relations Management” systems.

     Capital expenditures in our Wireless segment differed by market, but fell by 12.6% to EUR 300.4 million in 2003 compared to EUR 343.6 million in 2002 due to the downward trend in Austria and Slovenia. At VIPnet the level of capital expenditures remained generally stable. A total of EUR 36.5 million was invested in the Austrian UMTS network equipment during 2003. The higher investments in intangible assets in 2002 were mainly due to the acquisition of an additional 2x2.6 MHz GSM-1800MHz-frequency spectrum in Austria.

     We believe that capital expenditures for the financial years 2004 and 2005 will principally be used to:

•	develop a UMTS infrastructure and assure sufficient capacity for mobile networks;

•	extend the broadband access and broadband backbone network infrastructure;

•	establish the multi-service-data-network; and

•	improve our information technology capabilities.

     We are in the process of evaluating the technological and financial implications of a migration to next generation networks (NGN) with particular consideration of existing investments. The costs relating to the build-out of NGN and its implications on our business are expected to be substantial. The time frame for its development will depend on various factors including customer needs and competition. At this stage, however, we are not in a position to quantify the capital expenditure requirements or to give a time horizon for its implementation.

     Additionally, we may make further investments in other markets with significant growth potential, in particular in the field of mobile communications.

Net debt

     The following table shows the development of net debt on a total managed basis.

	2003	2002	2001
	(in EUR millions)

Long-term debt	2,342.3	2,079.9	2,455.2
Short-term debt	631.3	1,309.9	1,015.3
Short-term portion of capital and cross border lease	(95.5)	(107.9)	(111.2)
Capital lease obligations	2.1	7.3	14.5
Payables to related parties	0.0	0.4	0.0
Receivables from related parties	0.0	(0.1)	0.0
Cash and cash equivalents, short-term and long-term investments	(226.4)	(46.6)	(91.7)
Financial instruments, included in other assets	(16.5)	(38.7)	—

Net debt of Telekom Austria	2,637.3	3,204.2	3,282.1

     A reduction in additions to property, plant and equipment and improved profitability further reduced net debt by EUR 566.9 million to EUR 2,637.3 million in 2003.

     As shown in the table above, long-term debt increased by EUR 262.4 million as a consequence of the EUR 750 million bond issued by the Company in July 2003. Part of the funds were used to repay existing short-term debts which decreased by EUR 678.6 million. Existing long-term debts were met in accordance with the redemption scheme.

     In 2002 short-term debt was incurred to finance the purchase price of EUR 693.1 million for the 25.001% stake in mobilkom austria. As a consequence net debt could only be reduced slightly to EUR 3,204.2 million as of December 31, 2002 from EUR 3,282.1 million in 2001. Without these liabilities, net debt would have fallen to EUR 2,511.1 million at year-end 2002 because of improvement in the operating result and lower capital expenditures. In order to guarantee comparability, net debt was adjusted and includes mobilkom austria at 100% for both 2002 and 2001.

     The development of net debt includes the impact of the sale of receivables to a Qualifying Special Purpose Entity which is not related to Telekom Austria. In 2003 cash outflows from the QSPE totaled EUR 112.7 million, in 2002 cash inflows from the QSPE totaled EUR 267.3 million. For more information, see “— Off-balance sheet transactions”.

Contractual obligations and commercial commitments

     The following table shows our contractual obligations.

		Less than
	Total	1 year	1-3 years	4-5 years	After 5 years
	(in EUR millions)

Contractual Obligations:
Long-term debt	2,873.2	530.9	1,073.2	462.8	806.3
Capital lease obligations	2.1	1.9	0.2	0.0	0.0
Operating leases	371.7	71.4	126.4	119.6	54.3
Cross border leases	1,316.5	93.7	216.1	254.6	752.1
Purchase Obligations (1)	1,641.2	437.0	598.8	604.5	0.9

Total obligations	6,204.7	1,134.9	2,014.7	1,441.5	1,613.6

(1)	Purchase Obligations include purchase commitments for fixed assets and other non-redeemable contractual commitments such as service agreements and interconnection obligations. Interconnection obligations can only be estimated for a period of five years.

Off-balance sheet transactions

     On January 16, 2002, in order to diversify our short-term funding sources, we entered into a revolving period securitization program. Under the program we sell receivables to a qualifying special purpose entity (QSPE) incorporated in Dublin, Ireland, which is neither affiliated with us nor under our control. We retain servicing responsibilities relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPE, we retained interests in the sold receivables in the amount of EUR 7.9 million as of December 31, 2002. These retained interests were initially measured at estimated fair values, which we believed approximate historical carrying values, and were subsequently measured based on a periodic evaluation of collections and delinquencies. In 2003 we recorded a receivable from the trust of EUR 145.4 million. The outstanding obligation as of December 31, 2003 and 2002 was EUR 170.0 million and EUR 276.9 million, respectively. In 2003 we sold EUR 106.9 million fewer receivables to the program than in 2002 as sufficient liquidity was given through the EUR 750.0 million bond issue in July 2003.

     In December 2003, Telekom Austria and mobilkom austria increased the maximum amount of receivables they each may sell freely to the QSPE from EUR 250.0 million to EUR 300.0 million and from 80.0 million to EUR 150.0 million, respectively. Nevertheless, the total amount of receivables sold to the QSPE by Telekom Austria and mobilkom austria together was increased by EUR 60.0 million to EUR 350.0 million. The QSPE has the right to terminate the facility in the event that the default ratio of Telekom Austria’s receivables and of mobilkom austria’s receivables exceeds a certain percentage. During the year ended December 31, 2003 net cash paid to the QSPE totaled EUR 112.7 million, in 2002 EUR 187.0 million were received.

Research and development

     Our consolidated research and development expenses amounted to EUR 42.8 million, EUR 30.3 million and EUR 21.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. For a description of our research and development activities see “Item 4 — Business Overview — Research and development”.

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

     We raise funds in the domestic and international money and debt markets. We hedge a high proportion of foreign exchange rate risks on our debt portfolio to Austrian Schilling/Euro using currency swap contracts.

     We conduct our business primarily in Austria and, therefore, our operating and investing cash flows were substantially denominated in Austrian Schilling and since the beginning of 2002 are denominated in Euro. We are exposed to foreign exchange risks related to debt, payables and anticipated foreign exchange payments denominated in currencies other than those of Euro-participant countries. Anticipated foreign exchange payments relate primarily to expense payments, principally to international third party telecommunications carriers and capital expenditures. We evaluate the volume and value of these transactions on an ongoing basis to identify the level of foreign exchange rate risk associated with these transactions. Most of our debt, payables and expenses are denominated in Euro.

     For a detailed discussion of our foreign exchange rate risk, see “Item 11 — Currency risk”.

Item 6. Directors, Senior Management and Employees

Management Board members

     The current members of our Management Board are:

Name	Age	Term of appointment	Area of responsibility
Heinz Sundt	56	April 11, 2000 - April 11, 2005	Chairman of the Board, Chief Executive Officer
Stefano Colombo	43	April 11, 2000 - April 11, 2005	Vice Chairman, Chief Financial Officer
Rudolf Fischer	50	November 1, 1998 - April 11, 2005	Chief Operating Officer Wireline
Boris Nemsic	46	July 1, 2002 - April 11, 2005	Chief Operating Officer Wireless, Chief Executive Officer of mobilkom austria

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

     Boris Nemsic was born in 1957. In 1980 he graduated from the Technical University of Sarajevo and in 1990 obtained his PhD from the Technical University of Vienna. He began his professional career in 1980 in radio broadcasting and started working in 1983 at Sarajevo Technical University. From 1988 to 1990 he was employed as an Assistant Lecturer at the Institute for Telecommunications and Radio Frequency Engineering, Vienna. From 1990 to 1997 he managed the Department for Mobile Communications Development at ASCOM in Vienna and Solothurn (Switzerland), and headed the hardware and software development at BOSCH Telecom in Vienna and Berlin. Starting in 1997, Boris Nemsic was director of network planning at mobilkom austria. In November 1998, he became Chief Executive Officer of VIPnet, the first private mobile communications operator in Croatia. In May 2000, Mr. Nemsic was appointed Chief Executive Officer of mobilkom austria. Boris Nemsic was member of GSM and UMTS core preparatory groups and is an expert of the European Commission in the field of telecommunications. Mr. Nemsic joined the Management Board of Telekom Austria on July 1, 2002 as Chief Operating Officer Wireless.

     In 2003, remuneration expenses for the members of the Management Board amounted to EUR 1.4 million and in addition attributable bonuses of EUR 0.7 million. The actual amount of bonuses will depend on the extent of achievement of specified performance goals and will be determined in 2004. In 2002, the amount of remuneration was EUR 1.2 million and in addition attributable bonuses of EUR 0.6 million were paid in 2003. Mr. Nemsic joined the Management Board in summer 2002. In the event ÖIAG reduces its shareholding in us below 20%, ceases to hold more shares than any remaining strategic shareholders in us or ceases to be entitled to appoint our CEO and the majority of our Supervisory Board, Mr. Sundt is entitled to resign from the board and to receive his current compensation until April 10, 2005, without being entitled to an annual bonus for the period after his resignation. In the event we no longer control mobilkom austria, Mr. Nemsic is entitled to resign from the board and to receive his current compensation until April 10, 2005, without being entitled to an annual bonus for the period after his resignation. There are no other special arrangements of this kind with any of the other members of the Management Board. In connection with our initial public offering, we instituted a stock option program for members of the Management Board and the senior management of Telekom Austria, mobilkom austria, Datakom and Jet2Web Internet and other controlled subsidiaries. This stock option plan was exercised and expired in February 2004. Telekom Austria is in the process of establishing a new stock option plan as described below under “— Stock option plan”. No Management Board member owns more than 1% of our outstanding share volume.

Supervisory Board members

     The current members of our Supervisory Board are presented in the table below:

Name	Member since / re-elected	Principal occupation
Peter Michaelis (Chairman)	June 28, 2001 / June 4, 2003	Speaker of the Management Board of ÖIAG
Edith Hlawati (Vice Chairperson)	June 28, 2001 / June 4, 2003	Attorney
Hans Haider	June 4, 2003	Chief Executive Officer Verbund
Stephan Koren	September 17, 1999 / June 4, 2003	Chief Executive Officer Österreichische Postsparkasse AG
Harald Sommerer	June 4, 2003	Management Board Member at AT&S
Harald Stöber	June 4, 2003	Chief Executive Officer Arcor AG & Co.
Rainer Wieltsch	June 12, 2002 / June 4, 2003	Member of Management Board of ÖIAG
Otto G. Zich	September 17, 1999 / June 4, 2003	Former General Director Sony Europe
Walter Hotz	December 9, 2003	Employee representative
Michael Kolek	March 20, 2002	Employee representative
Kurt Friedl	October 21, 2003	Employee representative
Willhelm Eidenberger	April 30, 2001	Employee representative

     Erich Huhndorf und Karl-Heinz Muik, both former employee representatives, are no longer members of the Supervisory Board in 2004. The two members nominated by Telecom Italia in accordance with the shareholders agreement terminated at the sale of 75 million shares by Telecom Italia in November 2002, have resigned and were replaced by two new members in our ordinary shareholders meeting on June 4, 2003.

     The members of our Supervisory Board receive annual compensation and attendance fees determined by the shareholders’ meeting. In 2003, the members of the Supervisory Board received an aggregate compensation including attendance fees of EUR 0.1 million. The compensation for the Supervisory Board members concerning 2003 will be determined at the annual shareholders meeting on June 3, 2004. No Supervisory Board member owns more than 1% of our outstanding shares. Edith Hlawati is a member of the law firm Cerha, Hempel, Spiegelfeld, Hlawati, which rendered services to us in 2001, 2002 and 2003. For further information see note (6) of the accompanying financial statements.

     The members of the Supervisory Board, who are not employee representatives, are appointed to a limited term until the annual shareholder’s meeting in 2008. At this meeting, shareholders will vote on whether to extend the term of the Supervisory Board members. However, employee representatives are appointed for an unlimited term, as long as they hold their function as employee representative. Five of the members of the Supervisory Board, who are not employee representatives were re-elected at the shareholders’ meeting on June 4, 2003.

     The members of the Supervisory Board can be contacted at the business address of Telekom Austria.

Audit Committee

     There are two Supervisory Board committees: a Financial Committee that also acts as Audit Committee and a Chairing Committee. Set forth below is a table with the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to “Item 10 — Corporate Governance.”

Name of committee	Current members
Audit Committee, Financial Committee	Rainer Wieltsch, Harald Sommerer, Michael Kolek
Chairing Committee	Peter Michaelis, Edith Hlawati

Stock option plans

     On October 4, 2000, Telekom Austria’s shareholders approved a stock option plan. Based on this approval mobilkom austria formed a separate stock option plan with the same terms and conditions. The following figures include mobilkom austria. Under this plan, we granted a total of 4,686,881 options. Each option entitled its grantee to receive, at the grantee’s choice, either cash equal to the difference between the average quoted price of our shares during the five trading days preceding the option’s exercise and the initial public offering price of EUR 9 or shares at an exercise price of EUR 9. One option was exercisable for one share. The options could be exercised on specific dates between May 31, 2002 and February 27, 2004 as long as the average share price during the five days prior to exercise exceeded the initial public offering price by 30% or more. As of December 31, 2003 3,268,850 options were outstanding after the forfeiture of 164,077 options in 2003, 520,766 in 2002 and 733,188 in 2001, respectively.

     To be eligible to receive options, plan members must have purchased shares in our initial public offering. Members of the Management Boards of Telekom Austria or its subsidiaries were eligible to receive 12 options for each share so purchased, non-civil servant senior managers eight options for each share so purchased, up to a maximum investment of EUR 109,000 per plan member. Plan members could not sell any shares purchased in the initial public offering during the life of the option.

     On February 27, 2004, the average share price had exceeded the initial public offering price by 30 % or more for five consecutive days. Therefore, the outstanding 3,268,850 stock options became exercisable. An estimated amount of EUR 9.4 million for compensation expense was recorded in the first quarter of 2004.

     On November 21, 2000, in order to limit our exposure under the stock option plan, we purchased 4,686,881 American call options for a premium of EUR 15.3 million. In 2003 we sold 610,000 American call options for an aggregate price of EUR 1.0 million, which decreased the number of American call options from 3,936,881 as of December 31, 2002, to 3,326,881 as of December 31, 2003. The expiration date of these call options was February 27, 2004. The underlying shares of the call options were the shares of Telekom Austria. The strike and execution price of each call option was EUR 9 and settlement was either physical delivery of the shares or, at our request, cash. On February 27, 2004, we exercised our American Call options and received 3,326,881 shares on March 3, 2004, representing 0.67% of our share capital. For further information see note (20 and 27) of the accompanying financial statements.

     In 2003 our shareholders authorized the framework of a new stock option plan since our old stock option plan was due to expire on February 27, 2004. Under the current proposal for a new stock option plan our Management Board and executive officers will be eligible to participate. The current proposal intends to grant the options in three annual tranches beginning in 2004. The first tranche is currently subject to supervisory board approval. The details of the second and third tranche have not been determined yet. Under the first tranche we plan to grant non-transferable options exercisable for up to an aggregate of 3 million of our shares. Our shareholders approved an increase of our share capital by up to 10 million shares to cover the shares to be issued upon the exercise of the options.

     The shareholder resolution allows us to determine whether the options will be settled in cash or shares. Each option entitles the holder at our choice to receive either shares at the exercise price a combination of shares and cash or only cash. The cash portion is calculated based on the difference between the closing price of our shares on the Vienna Stock Exchange on the day of the exercise of the option and the exercise price. The exercise price is determined as the average closing price of our shares at the Vienna stock exchange during a period of twenty trading days ending two trading days before the granting of options.

     To be eligible to receive options, plan members must acquire and hold an investment in our shares until the options are exercised. For every share purchased the grantee will receive 15 options up to a maximum amount of options specified by the plan. The options may only be exercised during an exercise period of three years after a 12-month vesting period, and after an exercise hurdle was met. The exercise hurdle is annually determined by the Supervisory Board for the Management Board and will be a specific level of earnings per share for the year 2004. In turn, upon approval by the Supervisory Board, the Management Board determines the exercise hurdle for the other eligible executive officers. The last exercise date for options granted under the new stock option plan in 2004 is May 30, 2008.

Employees

     The following table shows the year-end number of our employees in full time equivalents for the last three years excluding personnel representatives, civil servants who opted for early retirement, employees on parental and other leave, trainees, and employees on military duty and vacation replacements.

	2003	2002	2001
Number of Employees (year-end)
Wireline	10,234	11,359	13,148
Wireless	3,656	3,592	3,438

Group total	13,890	14,951	16,586

     Civil servants

     At December 31, 2003, approximately 54% of all employees of Telekom Austria were civil servants and 46% were private law employees. The employment of civil servants is regulated by the Post Restructuring Act and related laws. Our employees were taken over from the Republic of Austria’s civil administration upon the formation of Post- und Telekom Austria AG on May 1, 1996. After May 1, 1996, employees newly hired by us were no longer given civil servant status but are instead private law employees. In Austria, civil servants’ employment cannot be terminated without their consent unless this termination is made for gross breach of their civil servant duties as defined in the Civil Servants Employment Act. Employment, compensation and pension provisions that relate generally to federal civil servants remain in effect for the approximately 54% of our workforce that have civil servant status.

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

     Pension provisions for our civil servants are the responsibility of the Republic of Austria in accordance with the provisions of the Pensions Act 1965. We are relieved from direct payment to retired civil servants but must make monthly compensation contributions to the Republic of Austria towards expenses incurred with respect to pension payments. In 2003, this contribution amounted to 30.1% of the cost of salaries of our active civil servants. In return, we withhold a pension contribution between 11.05% and 12.55% from the gross salaries of our civil servants. Beginning October 2005 the contribution will be reduced to 28.3%.

     The pension provisions described above also apply to civil servants working for subsidiaries and affiliates of Telekom Austria.

     Private law employees

     At December 31, 2003, approximately 46% of all our employees were private law employees. This group consists of employees who were privately employed by the Republic of Austria and those employees who since May 1, 1996 have been employed on the basis of private law employment contracts. The Employment Act and our collective bargaining agreement apply to these employees. We have full autonomy to conduct all relevant negotiations with the employees’ trade unions. Under the Post Restructuring Act the rights of employees who were formerly privately employed by the Republic of Austria, such as protection against termination, have not been limited.

     The collective bargaining agreement currently in force determines primarily salaries and wages, working hours, overtime pay, holidays, parental leave and termination. The agreement provides for special termination provisions for employees who have been employed with Telekom Austria for more than 10 years. The agreement applies to our subsidiaries and affiliates.

     The collective bargaining agreement includes an increase of 1.9% in annual salary for all employees in 2004. This compares with an increase of 2.5% in 2002 and 2.0% in 2003.

     In 2000 and 1999, we sponsored a defined contribution plan, which was offered in 2001 to all our employees of Telekom Austria and all its other Austrian subsidiaries. The contributions to this plan are based on a percentage of the compensation not exceeding 5% of the salaries. The annual cost of this plan amounted to approximately EUR 9.1 million in 2003.

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

     Adjustment measures with regard to personnel

     Under special framework legislation for civil servants out-sourced to state-owned companies, we offered our civil servant employees who have reached the age of 55 an early retirement option pursuant to a social compensation plan. Approximately 3,500 have entered one of these programs since 1997. At December 31, 2003, 120 employees were covered by the provisions made for our voluntary retirement incentive program.

     Transfer of employees

     We transferred all our personnel including all civil servants and private law employees except the Management Board members to a wholly owned subsidiary named Telekom Austria Personalmanagement GmbH by way of a spin-off as of June 30, 2000. Our management has and will continue to analyze the number of employees who are needed at Telekom Austria and who are, therefore, being transferred back to Telekom Austria. The re-transfer started on August 1, 2001. The proportion of civil servants amounted to 57% in 2002 and decreased to 54% in 2003. Department heads are now merely private law employees.

     Should Telekom Austria temporarily require additional personnel, this need will be covered primarily by leasing personnel resources from Telekom Austria Personalmanagement GmbH, as long as this procedure is reasonable from a business standpoint. In the future Telekom Austria Personalmanagement will lease their personnel to other companies.

     Relationship with employees

     As a necessary result of our transformation program, we have significantly reduced the number of our employees. Although we generally consider our relationship with our employees to be good, many of our employees have expressed dissatisfaction with the speed and depth of our personnel reduction.

Item 7. Major Shareholders and Related Party Transactions

     We have two major shareholders. ÖIAG, an industrial holding company wholly owned by the Republic of Austria, owns 47.2% of our share capital. Capital Research & Management Company based in Los Angeles, California, USA, notified us that it held 5.7% of our shares on December 31, 2003. Telecom Italia International (renamed from STET International Netherlands in May 2002) a joint subsidiary of STET International and Telecom Italia owned 29.8% of our share capital as of December 31, 2001 and 14.8% of our share capital after its sale of 75 million of our shares in November 2002 as of December 31, 2002 and 2003. Telecom Italia International sold its 14.8% interest in us on January 21, 2004.

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

     The Austrian government announced in its privatization mandate to ÖIAG in April 2003 that privatization by ÖIAG’s stake in us should pay due regard to (1) protecting jobs in Austria, (2) ensuring that the decision making process for the privatized companies remains in Austria, (3) preservation and expansion of existing research and development capacities by creation of an Austrian core-shareholder-structure and (4) considering the interests of the Austrian capital markets. According to the privatization mandate the Austrian government intends to privatize up to 100 percent of its shareholding in us.

     As a result of this privatization mandate ÖIAG issued in July 2003 an exchangeable bond of EUR 325 million payable in 2006 exchangeable into EUR 25 million of our shares to professional investors outside of the United States under Regulation S of the Securities Act of 1933. The exchange price has been set at EUR 13 for each Telekom Austria AG share.

     Pension contributions for civil servants

     The Republic of Austria administers the pension and salary payments for civil servants. Civil servants employed by Telekom Austria are entitled to pension benefits provided by the Republic. We in turn are required to make payments to the Republic as a contribution to these pension costs. For further information, please see “Item 5 — Certain factors affecting our financial results — Claims against the Republic of Austria”.

     The Republic of Austria as regulator

     The Republic’s role of supervising the telecommunications market in Austria through the regulatory authority is independent of its role as an indirect shareholder of Telekom Austria.

     As a telecommunications operator with a significant market share in Austria, we are required to provide certain telephone services for qualifying low-income customers free of charge. We receive reimbursements from the Republic for these services. The relevant contract terminates in 2007.

     The Republic of Austria as customer

     The Republic of Austria is our largest customer and purchases products and services based on our standard pricing and tariff policies. Nevertheless, the provision of services to the Austrian Government does not constitute a material part of our revenues. Thus, our internal reporting systems are not set up to specifically track business with the various departments and agencies. However, we estimate that in 2003 our overall revenues from this business amounted to less than 3% of our total revenues.

     On March 31, 2003, as the result of tender procedures concerning a new framework agreement for voice telephony services via a fixed and mobile telephone network to all the government agencies, the Republic of Austria, represented by the Federal Procurement Limited Liability Company (Bundesbeschaffung GmbH), awarded the bigger part of the contract to us. mobilkom austria is providing the mobile telephony services as a subcontractor of Telekom Austria. Therefore, the previous framework agreement was terminated as of June 30, 2003. The duration of the new agreement will be for a minimum period of 30 months.

     Federal guarantees for Telekom Austria and mobilkom austria loans

     All our long-term loans incurred under the Telecommunications Investment Act that existed and were transferred to Post und Telekom Austria AG at the time of Post und Telekom Austria AG’s creation as a private law stock corporation on May 1, 1996, were guaranteed by the Republic of Austria. Part of Post und Telekom Austria AG’s loans were transferred to mobilkom austria in October 1996.

     As of December 31, 2003, EUR 1,354.6 million of our total EUR 2,873.2 million long-term debt benefited from these guarantees. None of our debt incurred since May 1, 1996 is subject to such guarantees.

     Relationship with Österreichische Post

     In May 1998, Telekom Austria and Österreichische Post entered into a framework agreement determining the services that both parties render to each other, whereby Österreichische Post provides us mainly with distribution and sales of our products and services through post offices, postal services, and rented buildings. We provide Österreichische Post, a 100% subsidiary of ÖIAG, primarily with information technology support services, voice telephony services and technical services. The prices of services are based on market prices or comparable service offers from third parties, if available. The contractual relationship with Österreichische Post was amended and updated several times. In 2003, Österreichische Post terminated some services rendered by Telekom Austria under the agreement. However, in September 2003 Österreichische Post and Telekom Austria confirmed that the majority of services rendered by Telekom Austria under the agreement will be provided until the end of September 2005. In late 2003, the provisions regarding distribution and sales of our products and services through post offices were amended to allow the distribution of our products in post offices and through other sales channels of Österreichische Post. For further information see note (6) of the accompanying financial statements.

Relationship with Telecom Italia

     In November 2002, Telecom Italia International N.V. (TII), a subsidiary of Telecom Italia S.p.A., sold 75 million shares in us in a private placement to institutional investors in the United States of America (qualified institutional buyers) as well as to professional investors in Austria and outside the United States under Regulation S of the U.S. Securities Act of 1933. The interest of Telecom Italia decreased and remained at 14.8% through 2003. In January 2004, TII sold its remaining stake in us.

     Business relationship with Telecom Italia

     We provide to each other standard international telecommunications services on an arms-length basis, e.g. Telekom Austria offers Telecom Italia managed bandwidth services, wavelengths, IP-transit, local loops and on a bilateral basis international voice and data services as well as housing services at the respective point of presence. In addition, in December 2002 we have entered into a mutual, long-term dark fiber swap, which replaced the original agreement signed by both parties on Mach 23, 2000. This modified Dark Fiber Swap Agreement allows for a better expansion of our Jet2Web Stream to Italy because it grants us additional rights, such as the right to extend our network to certain telehouses in Milan allowing access to networks of other carriers. For further information see “Item 4 — Business overview — Wireline”.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

     See “Item 18. Financial Statements” and pages F-1 through F-51.

OTHER INFORMATION

Litigation

     Telekom Austria and its subsidiaries are involved in a number of legal proceedings in the ordinary course of their business. The following is a summary of litigation matters outside the ordinary course of our business.

     Telekom Austria

     One of our former competitors now in bankruptcy has brought four claims for damages against us relating to alleged default in providing hardware and services. We reached a settlement in September 2002 with the insolvency administrator who filed two of these claims with an amount in controversy totaling EUR 5.2 million. In the meantime, one of these claims has been withdrawn by the debtor. The remaining case for a claim of EUR 58.1 million is still pending and we do not expect a decision before summer 2004. Management believes that this claim has a low likelihood of success.

     We have filed a claim against a former competitor in the amount of EUR 1.2 million which we have since reduced to about EUR 1.0 million. This competitor has served us a notice of claim in the amount of EUR 5.7 million for damages alleged to have been caused by an abuse of dominant position. A settlement has been reached and we are in the process of executing the settlement agreement.

     The insolvency administrator in the bankruptcy of one of our competitors has indicated that he may file a claim in the amount of EUR 7.5 million which we had received as payment for our services before the insolvency proceedings had been opened.

     The Vienna public prosecutor’s office is investigating whether legal proceedings should be opened against our management in connection with allegations published in the Austrian press to the effect that our civil servants and other present or formerly state-owned Austrian enterprises have been granted early retirement on medical grounds based upon fraudulent medical certificates in contravention of applicable law. We have publicly stated that in management’s view we have fully complied with applicable law in the application of our retirement policies and we are fully cooperating with the investigation.

     In addition, the auditing arm of the Republic of Austria, the Rechnungshof, has began an investigation into the early retirement practices of several current and prior state owned enterprises, including us, to determine whether there has been any abuse of the current legal framework for early retirement. As the authority of the Rechnungshof to review our retirement policy is not clear, we denied any access to our files; in 2003 the Rechnungshof has started proceedings with the Austrian Constitutional Court to render a ruling on whether it has the right of access to our files.

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

     On March 18, 2004, the Cartel Court found that the cancellation of one of our former tariffs (“Minimumtarif”) constitutes an abuse of our dominant position and imposed a fine of EUR 0.5 million. We will file an appeal against this decision with the Supreme Court. A directory service provider raised a claim in Belgium against us that we have abused our dominant position with regard to the supply of directory data. The claimant alleges that he has a right to obtain this data for free. Management believes that in case the claimant is successful this will have an impact on our prices for the supply of directory data.

     In late spring 2001 Libro AG, an Austrian book and music retailer listed on the Vienna Stock Exchange in which we held an equity stake of 25% plus one share, went into bankruptcy proceedings. The administrator in the bankruptcy proceedings has served on two members of our Management Board and a member of our Management Board at the time a notice of claim for damage alleging a breach of their duty as member of the supervisory board of Libro AG. Pursuant to the notice of claim the supervisory board has not exercised its duties with sufficient care, which did not allow the discovery that the internal controls were insufficient and that the bankruptcy proceedings were initiated too late.

     mobilkom austria

     Six claims have been brought against our subsidiary mobilkom austria relating to alleged health problems caused by the emission of radiation through mobile communications transmitting and receiving stations. Some of these claims also seek damages for the alleged decrease in the value of the plaintiff’s real estate. In the first of the six proceedings, an initial ruling has been made, only pertaining to the gathering of expert reports through the appellate court, and a later date was set for the remaining five proceedings. In three of these proceedings, the parties agreed to suspend the case until a decision had been reached in the first proceedings. In the other two proceedings, the claimants failed to gain a provisional injunction. The claimants have appealed. In one of these two cases the Court of Appeal rendered a decision, which is now effective. The right of forbearance has been rejected, because the claimant could not prove that health problems are caused by electromagnetic radiation from our base transceiver station.

     A successful claim for damages against mobilkom austria may have a negative impact on our results of operations.

     mobilkom austria is involved in a number of proceedings before the Supreme Administrative Court for alleged breaches of environmental or zoning laws by mobilkom austria. In one of these cases, a decision was rendered obliging mobilkom austria to remove a mobile communications transmitting and receiving station. mobilkom austria has appealed against this decision.

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

     A labor union group (Vertrauenspersonenausschuss Wien) has filed a claim against mobilkom austria regarding the extent of additional vacation time for night shift heavy workers pursuant to the Night Shift Heavy Workers Act (Nachtschwerarbeitergesetz). We believe we are not required to provide additional vacation time based on a provision of the Postal Restructuring Act which excludes our employees from the application of the Night Shift Heavy Workers Act. Our legal position has been approved by the Court of Appeal. The claim is now pending at the Supreme Court and we expect a decision to be rendered by the end of 2004.

     In 2000 mobilkom austria and five mobile operators successfully bid for UMTS licenses. mobilkom austria was awarded a license. It was not made clear whether the amount paid was a net amount. Therefore mobilkom austria together with the other mobile operators who had received a license were convinced to have paid for a gross amount. In order to be able to claim a VAT refund from the Republic of Austria mobilkom austria and other mobile operators asked for an invoice for the license which would allow them to claim the refund. Since the Republic of Austria refuses to issue an invoice mobilkom austria and each of the other mobile operators filed a claim for a refund with the court who has jurisdiction over each of the mobile operators. For simplicity reasons several claims have been joined to one proceeding. Since European Community law is applicable the Austrian court has staid the proceeding and the national court is now in process of asking the European Court of Justice for clarification (Preliminary Rulings). The judgement of the European Court of Justice has mandatory nature and the national procedure will continue and decided by an court. mobilkom austria also has filed a claim against the regulatory authority regarding the same issue. Due to Austrian rules of procedure this claim will be decided by a different court and can not be joined with the above mentioned trials.

     Regulatory matters regarding Telekom Austria and mobilkom austria mobilkom austria has filed a number of appeals against decisions of the regulatory authority on interconnection, the determination of significant market power until 2001, and tariff approval for its A1-Total product which concerns the provision of voice telephony through fixed lines. These appeals were pending at the Supreme Administrative Court and the Constitutional Court on December 31, 2003. In 2003, the regulatory authority did not consider mobilkom austria to have significant market power. In spite of this decision, mobilkom austria was required by the regulatory authority to offer lower interconnection fees. In December 2003, the regulatory authority granted a regional 5 MHz GSM-1800MHz-frequency spectrum to mobilkom austria, again for no charge. This decision was necessary after the original decisions (K 9/98 and K 51/98) of the regulatory authority had been rescinded by the Administrative Court due to formal reasons.

     Telekom Austria appealed against a number of the regulatory authority’s decisions on interconnection, unbundling of access to local subscriber lines, also called unbundling of the local loop, number portability, pre-selection, the non-granting of approvals for tariffs and the decision that we have been determined as provider with significant market power. In the appeals we filed with either the Constitutional Court or the Supreme Administrative Court against more than 50 decisions from the regulatory authority concerning interconnection in December 2003, we primarily targeted the interconnection tariffs set by the regulatory authority. Our appeals of these decisions are based on the argument that the tariffs for call termination, call origination, transit, access to specific services (such as toll-free, on-line services, special services) have not been set in accordance with the requirements of the Telecommunications Act and the Interconnection Ordinance. We have generally taken the position in these appeals that these tariffs have been set below our actual costs and therefore adversely affect our profitability.

     In our five appeals (some of them against identical decisions of the regulatory authority), that we had filed prior to December 31, 2003, we argued that the monthly fee to be paid to us by our competitors for an unbundled subscriber line had been set too low by the regulatory authority, and that this adversely affected our profitability. In three of these appeals, we also argued that neither the Telecommunications Act nor the Interconnection Ordinance provide that internet services providers or leased line providers are entitled to have unbundled access to the local subscriber lines. In two appeals we opposed the obligation to sub-loop unbundling and grant access to our in-house lines free of charge. We also argued against excessive penalties.

     In the six appeals we have made against the regulatory authority’s decisions on number portability, we argued that the regulatory authority had no power under the existing legislation to decide on this issue within the interconnection framework. We also argued that the tariffs set by the regulatory authority do not reflect our actual costs and are therefore not in line with the Telecommunications Act or the Interconnection Ordinance. Since September 2001, some of these decisions taken by the regulatory authority were reversed by the Supreme Administrative Court. In these decisions, the regulatory authority raised the price for portability of non- geographic numbers to EUR 20.11.

     In the three appeals we made against the regulatory authority’s decisions on pre-selection of a carrier, we argued that, under the Numbering Ordinance, alternative operators must also provide pre-selection of a carrier.

     We also argued that the fees set by the regulatory authority are not in line with the requirements of the Telecommunications Act or the Interconnection Ordinance.

     In May 2003, the European Court of Justice decided that the Supreme Administrative Court has jurisdiction for appeals filed before June 1, 2000.

     Since June 2000, we have filed a number of appeals with the Supreme Administrative Court, when an amendment to the Telecommunications Act explicitly declared the Supreme Administrative Court competent for the matters described above. We believe that we have a reasonable prospect of success in our appeals. However, as of today, the Supreme Administrative Court has decided on only few of the matters that we have appealed to date. If the Supreme Administrative Court agrees with our position that the tariffs are too low, the court’s decision would be favorable to us. If the Supreme Administrative Court refers the appeals back to the regulatory authority on formal grounds only, the regulatory authority has discretion to take a decision that may not be substantially different from what their position has been to date. The Supreme Administrative Court may also refer the appeals to the regulatory authorities on the grounds that the tariffs that we appeal are too high, which would be unfavorable to us. We believe this outcome to be possible, but highly unlikely.

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

     The shareholder may receive final or interim dividends. The Management Board may authorize the payment of interim dividends with the approval of the Supervisory Board but does not require the shareholders’ approval to do so.

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

     Telekom Austria’s shares are traded on Xetra (electronic exchange trading platform) in addition to being traded on the auction market. Xetra is an electronic exchange trading platform operated by rules and regulations. Xetra is available daily between 8:30 a.m. and 5:45 p.m. to brokers and banks that have been admitted to Xetra. Private investors can trade on Xetra through their banks or brokers.

     The stock exchange trading in Austria was regulated by the stock exchange law of 1989 (BGBl. Nr. 555/1989), amended by the federal law BGBl. I Nr. 2/2001. The Federal Supervisory Authority for Securities Trading (Bundes-Wertpapieraufsichtsbehörde) monitors trading activities on the Austrian stock exchange.

     In 2003, Telekom Austria ADS’s reached a high of USD 24.72 and a low of USD 18.90 on the New York Stock Exchange. On the Vienna Stock Exchange Telekom Austria Shares reached a high of EUR 11.10 and a low of EUR 8.60 in 2003.

     From January through April 2004, our ADS’s reached a high of USD 30.30 and a low of USD 24.82 on the New York Stock Exchange. On the Vienna Stock Exchange Telekom Austria Shares reached a high of EUR 12.70 and a low of EUR 9.80 in 2004.

     The table below indicates the price range of the high and low prices for our shares on the Vienna Stock Exchange and for the ADS on the New York Stock Exchange1.

	New York		Vienna
	High	Low	High	Low
	USD		EUR

1999	—	—	—	—
2000	14.44	9.63	9.00	5.71
2001	16.70	9.50	9.48	5.38
2002	20.04	14.46	9.95	7.24
First Quarter	17.20	15.75	9.95	9.06
Second Quarter	17.38	14.59	9.80	7.71
Third Quarter	17.75	15.17	9.03	7.60
Fourth Quarter	20.04	14.46	9.72	7.24
2003
First Quarter	21.95	18.90	10.25	8.79
Second Quarter	23.30	19.35	10.15	8.60
Third Quarter	24.40	20.15	11.10	9.00
Fourth Quarter	24.72	20.71	10.08	8.98
October	22.65	21.15	9.70	9.02
November	22.98	20.71	9.69	8.98
December	24.72	23.20	10.08	9.38
2004
First Quarter	30.30	24.82	11.99	9.80
January	28.80	24.82	11.51	9.80
February	30.30	28.44	11.99	11.25
March	29.13	27.59	11.93	11.24
April (through 8)	30.17	28.68	12.70	11.58

1	Intraday high and low; Source: Reuters, Bank of New York

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Overview

     Telekom Austria is registered under the number FN 144.477t in the companies register of the commercial court of Vienna with its seat in Vienna, Austria.

     Our Articles of Association state that our object is the provision of telecommunications services and the creation of conditions which will promote the development of telecommunications services in Austria. These services include the provision of telephone voice services, automatic data processing and information technology, the planning, construction, maintenance and operation of infrastructure facilities and networks and the installation of communications facilities and terminals. We may also conduct activities associated with these services. The articles authorize us to take all actions necessary to achieve our objective, except that we are not permitted to carry out banking activities.

Shares and share capital

     Our share capital amounts to EUR 1,090,500,000 and is divided into 500 million no par value shares (Stückaktien) each representing a pro rata amount of EUR 2.181 of the share capital. Pursuant to the amendment to our Articles of Association voted on at our ordinary shareholders’ meeting held on June 12, 2002, all of our shares, are bearer shares. On June 4, 2003 our shareholders authorized us to increase the share capital of Telekom Austria AG by up to EUR 21,810,000 by issuing up to 10 million new ordinary bearer shares or new ordinary registered shares with no par value in order to serve stock options to be granted to employees, directors and members of the Management Board of the company or of an affiliated company for a period of five years and our articles of association were modified accordingly. With regard to this capital increase the statutory rights of existing shareholders to subscribe for additional shares issued by the company for cash on a pro rata basis is excluded.

     In addition, our shareholders authorized the Management Board to acquire up to 50 million own bearer or registered shares, i.e. up to 10% of the share capital of Telekom Austria at the time of this resolution, during a period of 18 months from the day of this resolution at a minimum price of EUR 9 and a maximum price of EUR 15 per share. The Management Board received authorization to

(i) decrease the share capital of the company up to EUR 109,050,000 without a further shareholders’ resolution by withdrawing up to 50 million registered or bearer shares with no par value; and

(ii) use the purchased shares to serve stock options to be granted to employees, directors and members of the Management Board of the company or of an affiliated company.

     On February 27, 2004, we exercised 3,326,881 American call options and received 3,326,881 shares on March 3, 2004. These treasury shares represent 0.67% of our share capital, and are intended for the beneficiaries of our IPO stock option program as well as for future stock option programs. Under this program 3,268,850 outstanding stock options were exercised on February 27, 2004. For further information see “Item 6 — Stock option plans”.

     Our original share capital was raised pursuant to § 10 Austrian Post Restructuring Act by way of a contribution in kind and amounted to 15 billion Austrian Schilling divided into 1.5 million registered shares with a nominal value of 10,000 Austrian Schilling. On October 4, 2000 our shareholders resolved to convert our share capital into Euro and to split our share capital into 500 million non-par value shares.

     Under our Articles of Association, our shareholders do not have a right to receive individual share certificates. We may, however, issue global certificates and interim certificates.

     Our bearer shares are freely transferable. Shares held by ÖIAG are subject to contractual restrictions. All shares have been admitted to trading on the Vienna Stock Exchange and will be represented by one or more global certificates deposited with Österreichische Kontrollbank AG, the Austrian central depositary. The shares can only be transferred in book-entry form. Other than the global certificates, no separate share certificates in bearer form will be issued.

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

     In addition, we hold a general meeting of shareholders once a year. At this meeting, the shareholders vote on the distribution of net profits, the compensation of the members of the Supervisory Board, the appointment of our independent auditors and on other significant corporate transactions.

     In 2002, an Austrian working committee on corporate governance completed preparation of the Austrian corporate governance code, which calls for voluntary compliance with its provisions. With the publication of the annual report 2003, we announced our voluntary compliance with the Austrian Corporate Governance Code. The respective declaration has been published on our corporate website at www.telekom.at.

     In July 2002, the U.S. Congress passed the Sarbanes-Oxley Act, which aims to strengthen investor protection and restore confidence in the capital markets. The Sarbanes-Oxley Act, together with the related rules adopted by the U.S. Securities and Exchange Commission, introduced numerous changes in corporate governance regulations for all companies listed on U.S. stock exchanges. Some of these regulations have not yet come into effect.

     In implementing the provisions of the Sarbanes-Oxley Act, we have among other things, established a Disclosure Committee that is responsible for reviewing and approving all information included in this annual report as well as in our quarterly earnings releases. In addition, the Disclosure Committee defines the framework and the principles of documentation of internal control for financial reporting. We have also introduced a procedure that enables the management of our business units to certify their compliance with our internal control system and the financial figures they submit. On the basis of this procedure, the chief executive officer and the chief financial officer of Telekom Austria AG certify the appropriateness of our financial statements to the SEC, as required by the Sarbanes-Oxley Act. We have expanded the duties of the Financial Committee of our Supervisory Board to act as our audit committee according to the requirements of the Sarbanes-Oxley Act and introduced a Code of Ethics.

     Management Board (Vorstand)

     Since our Articles of Association were amended at the ordinary shareholders’ meeting on June 28, 2001, our Management Board may consist of two to four members nominated by the Supervisory Board. The Supervisory Board can appoint a member to be chairman of the board and another to be vice chairman.

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

     Decisions are made by a simple majority of the votes cast. At least half of all members of the Management Board including the chairman or the deputy chairman must be present in order to constitute a quorum. The chairman has the casting vote in case of a tie.

     The Management Board manages the company on a day-to-day basis within the limitations set forth by law, the Articles of Association, the Supervisory Board, the rules of procedure or specific resolutions of the shareholders’ meeting. The Management Board must act in the best interest of the company, while also taking into account the interests of its shareholders, employees, and the public. In carrying out these duties, the members of the Management Board must exercise the standard of care of a diligent and prudent business person.

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

     Supervisory Board Committees

     The Supervisory Board has established 2 committees: The Financial Committee, which also acts as our Audit Committee, and the Chairing Committee.

     The Financial Committee, whose duties, responsibilities and processes is set out in separate by-laws, fulfill the requirements of the Austrian Corporate Governance Code and take into account the Sarbanes-Oxley requirements. On November 18, 2003 our Supervisory Board extended the responsibility of our financial committee (Finanzausschuss) to become an Audit Committee meeting the requirements under the Sarbanes-Oxley Act. Our audit committee now comprises two shareholder representatives and one employee representative. The Sarbanes-Oxley Act requires that all members of the audit committee be independent. Our financial expert, Harald Sommerer, is independent as described in “Item 16 A”. The SEC’s regulations implementing the Sarbanes-Oxley Act permit the representative of foreign governmental entity that is an affiliate of the issuer to become a member of the audit committee. The chairman of our audit committee is the chief executive officer of our main shareholder, ÖIAG, which administers the government interests in us. The SEC’s regulations also permit employee representatives, who have been elected in accordance with the Austrian Co-determination Act and who, due to their employment with us, are not independent, to serve on the Audit Committee.

     The Audit Committee oversees our internal and external accounting processes. On the basis of reports provided by the independent auditors, it will review our quarterly and annual financial statements, and informs the Supervisory Board about its recommendation whether or not to approve the annual financial statements.

     In addition, the Audit Committee will oversee our internal control system and the procedures for assessing, monitoring and managing risk. The Audit Committee is responsible for liaising between us and the independent auditors. In particular, it awards the audit contract to the independent auditors elected by the Annual Shareholders’ Meeting and determines the focal points of their audit as well as their fee. In addition, the Audit Committee monitors the auditor’s independence.

     In accordance with the requirements of the Sarbanes-Oxley Act, the Supervisory Board has designated Harald Sommerer the financial expert of the Audit Committee.

     The Chairing Committee (Präsidium) comprising of the chairperson and the deputy chairperson of the Supervisory Board, determines the bonus and other compensation related matters of the Management Board, and is responsible for much of the governance process of the Supervisory Board.

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

     In the ordinary Shareholders’ meeting on June 4, 2003 our shareholders authorized us to increase the share capital of Telekom Austria AG by up to EUR 21,810,000 by issuing up to 10 million new ordinary bearer shares or new ordinary registered shares with no par value in order to serve stock options to be granted to employees, directors and members of the Management Board of the company or of an affiliated company for a period of five years and our articles of association were modified accordingly. With regard to this capital increase the statutory rights of existing shareholders to subscribe for additional shares issued by the company for cash on a pro rata basis is excluded. For further information see “Item 6 — Stock option plans”.

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

     In the ordinary Shareholders’ meeting on June 4, 2003, our shareholders authorized the Management Board to acquire up to 50 million own bearer or registered shares, i.e. up to 10% of the share capital of Telekom Austria at the time of this resolution, during a period of 18 months from the day of this resolution at a minimum price of EUR 9 and a maximum price of EUR 15 per share. The Management Board received authorization to:

(i) decrease without a further shareholders’ resolution the share capital of the company up to EUR 109,050,000 by withdrawing up to 50 million registered or bearer shares with no par value; and

(ii) use the purchased shares to serve stock options to be granted to employees, directors and members of the Management Board of the company or of an affiliated company.

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

     The offer price for a compulsory offer must be at least equal to the average stock price during the last six months and must be at least equal to the highest share price paid by the bidder during the last 12 months less a discount of no more than 15%. Such a discount may be excluded by the Articles of Association. In the ordinary Shareholders’ meeting on June 4, 2003, our shareholders modified our Articles of Association accordingly and excluded the discount of a compulsory takeover bid. A compulsory offer must comprise a cash payment for the shares, although other shares may also be offered as consideration. However, it is in the sole discretion of the shareholder to accept other than cash consideration.

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

Material contracts

     For a summary of our agreements with our major shareholders, see “Item 7. Relationship with Major Shareholders”.

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

     Withholding tax relief at the source is not available under the U.S. treaty. In order to obtain a reduced tax rate of withholding taxes under the U.S. treaty, a U.S. shareholder or ADS holder will generally have to file an application with the Austrian tax authority requesting the reduced tax rate of withholding taxes together with a certification by the U.S. tax authority that the shareholder or ADS holder is a U.S. resident under the treaty. The Austrian Federal Ministry of Finance has established a simplified system for the refund of Austrian withholding taxes under the regime of double taxation treaties (including the U.S. treaty) according to which a new tax form is to be used for applications requesting the reduced tax rate. This form is available in a German and English language download-version from the website of the Federal Ministry of Finance (www.bmf.gv.at).

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

     For natural persons speculative gains are subject to taxation as income at regular rates if such gains exceed EUR 440 in one year. All other taxable capital gains mentioned above that are achieved by natural persons are subject to reduced rates of income tax amounting to one-half of the average income tax rate. All capital gains generated from shares or ADSs that are business-connected property are generally subject to taxation as income at regular rates. Reduced rates of income tax amounting to one half of the average income tax rate are applicable only when the shares are sold after a 12-month period from purchase has elapsed.

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

     (folgender gelb markierter Textteil muss von DPW überarbeitet werden)

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

     Taxation of dividends

     Distributions (other than certain pro rata distributions of shares or rights to acquire shares or ADSs) received on the shares or ADSs, including the amount of any Austrian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. U.S. holders will not be entitled to claim a dividends received deduction for dividends paid on the shares or ADSs. The amount of any cash distribution paid in Euro, including the amount of any Austrian tax withheld, will be equal to the U.S. Dollar value of such Euro on the date the dividend distribution is received by the U.S. holder regardless of whether the payment is in fact converted into U.S. Dollars. Gain or loss, if any, recognized on the sale or other disposition of such Euro will be U.S. source ordinary income or loss. Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to noncorporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

     A copy of our United States public filings, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our previous filings are also available for reading and copying at our offices and the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, United States. In November 2002, we started to be an electronic filer. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The annual reports of Telekom Austria may be obtained, and are available for inspection, during regular business hours at Telekom Austria’s registered office, Lassallestraße 9, A-1020 Vienna, Austria. We also maintain an internet site at www.telekom.at. Our website and the information contained therein or connected thereto shall not be deemed to be part of this document.

     Our shares have been admitted to listing with the Vienna Stock Exchange (Austria). As a result of the Vienna Stock Exchange listing of our ordinary shares, we are subject to the informational reporting requirements of the Austrian Exchange Act of 1989, as amended. In accordance with this law, we are required to file three quarterly reports, our annual business reports, our approved financial statements, notice of our shareholders’ meeting and of dividend distributions, issuance of new shares and exercise of subscription or conversion rights, modification of shareholders’ rights, substantial modifications in stake holdings formerly published if known to the corporation, the Austrian paying agent, buy-back programs relating to the listed shares and any new facts likely to have a significant influence on the share price. Most of these filing requirements comprise an additional communication to the Austrian Financial Market Authority. All the information mentioned above is publicly available and may be inspected and copies thereof may be obtained at the Vienna Stock Exchange, Wallnerstraße 8, A-1014 Vienna, Austria. Information relating to quarterly reports, annual reports, shareholders’ meetings and notices of new price sensitive facts can also be found on the Vienna Stock Exchange’s website www.wienerboerse.at under the icons “Investor center”, “Investor relations” and “Corporate calendar.”

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

     We invest excess liquidity in instruments with counterparties approved by our Debt Management Committee which in the case of all long-term instruments and derivatives are counterparties with a rating of “A–” or higher from Standard & Poor’s Ratings Group or an equivalent rating from another globally recognized rating agency.

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

     The following tables summarize the nominal and fair values, maturity and contract terms of our interest rate sensitive financial instruments at December 31, 2003 for Telekom Austria on a consolidated basis. In the tables that follow, “average pay rate” represents the weighted average interest rate applicable as at December 31, 2003. This interest rate is applied to the notional principal amount under the relevant interest rate swap contract to determine the amount of interest that we must pay. “Average receive rate” represents the weighted average interest rate applicable at December 31, 2003. Again, this interest rate is applied to the notional principal amount under the relevant interest rate swap contract to determine the amount of interest that we receive. The notional principal amounts under the relevant contracts are the amounts used notionally to calculate the amount of interest to be paid or received as appropriate and are not actually received by either party and are not, therefore, repayable under the terms of the contract.

	Amounts subject to interest rate risk at December 31, 2003
	Maturities, year ended December 31,
						2009 and		Fair
	2004	2005	2006	2007	2008	thereafter	Total	Value
	(in EUR thousands, except percentages)
ASSETS:
Cash at bank and in hand:
Fixed rate	201,926	—	—	—	—	—	201,926	201,926
Average interest rate (%)(1)	2.14%	—	—	—	—	—	2.14%
Short-term investments:
Fixed rate	—	—	—	—	—	—
Average interest rate (%)	—	—	—	—	—	—
Non-current investments:
Securities available for sale	19,344	—	—	—	—	—	19,344	19,344

(1)	Weighted average of the year end interest rates applicable to the outstanding amounts.

	Liabilities and related derivative instruments subject to interest rate risk at December 31, 2003
	Maturities, year ended December 31,
						2009 and		Fair
	2004	2005	2006	2007	2008	thereafter	Total	Value
	(in EUR thousands, except percentages)
LIABILITIES:
Bank Overdrafts
Fixed Rate	4,962	—	—	—	—	—	4,962	4,962
Interest rate (%)(1)	3.20%	—	—	—	—	—	3.20%
Short-term borrowings
Fixed rate	—	—	—	—	—	—	—
Average interest rate (%)	—	—	—	—	—	—	—
Bonds:
Fixed rate	11,125	3,270	—	—	—	745,117	759,512	759,769
Average interest rate (%)(1)	6.80%	6.50%	—		—	5.00%	5.03%
Variable rate	—	145,346	—	—	—	—	145,346	145,346
Average interest rate (%)(1)	—	2.25%	—	—	—	—	2.25%
Loans:
Fixed rate	312,429	349,227	405,823	49,403	226,217	37,190	1,380,289	1,461,092
Average interest rate (%)(1)	6.26%	5.80%	6.07%	5.82%	5.60%	5.60%	5.95%
Variable rate	207,315	83,250	86,276	122,386	64,773	24,010	588,010	588,010
Average interest rate (%)(1)	1.98%	3.14%	3.10%	2.67%	3.75%	3.46%	2.71%
SWAP AGREEMENTS:
Euro interest rate swap agreements:
Variable to fixed (2)	36,336	145,346	—	—	—	—	181,682	(12,991)
Average pay rate (%)	5.71%	6.66%	—	—	—	—	6.47%
Average receive rate (%)(3)	2.25%	2.25%	—	—	—	—	2.25%
Fixed to variable (2)	—	—	—	—	—	300,000	300.000	(4,883)
Average pay rate (%)	—	—	—	—	—	2.96%	2.96%
Average receive rate (%)(3)	—	—	—	—	—	5.00%	5.00%
Japanese Yen interest rate swap agreements:
Variable to fixed (2)	74,047	—	—	—	—	—	74,047	(1,708)
Average pay rate (%)	3.15%	—	—	—	—	—	3.15%
Average receive rate (%)(3)	0.01%	—	—	—	—	—	0.01%
Foreign currency swap agreements:
Buy Euro	—	176,635	—	—	—	—	176,635	14,213
Average fixed interest rate (%)	—	7.65%	—	—	—	—	7.65%
Sell Swiss Franc	—	192,567	—	—	—	—	192,567
Average fixed interest rate (%)	—	5.47%	—	—	—	—	5.47%
Buy Euro	73,554	—	—	—	—	—	73,554	(1,147)
Average fixed interest rate (%)	6.41%	—	—	—	—	—	6.41%
Sell Japanese Yen	74,047	—	—	—	—	—	74.047
Average fixed interest rate (%)	3.15%	—	—	—	—	—	3.15%
Foreign currency forward contract	—	—	—	—	—	—	—
Notional amount in EUR	2,862	—	—	—	—	—	2,862	(180)
Notional amount in USD	3,350	—	—	—	—	—	3,350

(1)	Weighted average of the year end interest rates applicable to the outstanding amounts.

(2)	Represents notional amounts.

(3)	Weighted average of the year-end interest rates

Exchange rate risk

     The table below provides information for Telekom Austria on a consolidated basis at December 31, 2003 relating to liabilities subject to foreign exchange rate risk and foreign currency derivative instruments which have been entered into in connection with principal and interest debt payments denominated in foreign currencies.

	At December 31, 2003 Liabilities and related derivative instruments subject to
	foreign exchange rate risk
	Maturities, year ended December 31,
						2009 and		Fair
	2004	2005	2006	2007	2008	thereafter	Total	Value
	(in EUR thousands, except percentages)
LIABILITIES:
Loans:
Fixed rate	—	192,567	—	—	—	—	192,567	212,323
Average interest rate (%)(1)	—	5.47%	—	—	—	—	5.47%
Variable rate	74,047	—	—	—	—	—	74,047	74,047
Average interest rate (%)(1)	0.01%	—	—	—	—	—	0.01%
Foreign currency swap agreements:
Buy Euro	—	176,635	—	—	—	—	176,635	14,213
Average fixed interest rate (%)	—	7.65%	—	—	—	—	7.65%
Sell Swiss Franc	—	192,567	—	—	—	—	192,567
Average fixed interest rate (%)	—	5.47%	—	—	—	—	5.47%
Buy Euro	73,554	—	—	—	—	—	73,554	(1,147)
Average fixed interest rate (%)	6.41%	—	—	—	—	—	6.41%
Sell Japanese Yen	74,047	—	—	—	—	—	74,047
Average fixed interest rate (%)	3.15%	—	—	—	—	—	3.15%

(1)	Weighted average of the interest rates applicable to the outstanding amount.

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

     None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None

Item 15. Controls and Procedures

     The Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded as of the end of the period covered by this report that the Company’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. There have been no significant changes in the company’s internal controls over financial reporting during the fiscal year 2003, which have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Our Supervisory Board has determined that our audit committee currently includes one financial expert: Harald Sommerer.

     On November 18, 2003, our Supervisory Board created an audit committee in accordance with the provisions of the Sarbanes-Oxley Act also serving as financial committee (Bilanzausschuss) under the Austrian Stock Corporation Act. Our audit committee consists of three members of the Supervisory Board, one of which — Mr. Harald Sommerer — is the financial expert in accordance with the Sarbanes-Oxley Act. Mr. Rainer Wieltsch also being CFO of ÖIAG acts as chairman of the audit committee and Mr. Michael Kolek being employee representative in our Supervisory Board was also appointed as a member of the audit committee.

     Mr Sommerer, born in 1967, is qualified to serve as financial expert on our audit committee due to his education and experience:

     Education:

•	1986-1990: Vienna University of Economics and Business Administration, degree (Magister) in Social and Economic Sciences

•	1990-1994: Vienna University of Economics and Business Administration, PhD (Doktor) in Social and Economic Sciences

•	1995-1997: J. L. Kellogg Graduate School of Management, Northwestern University, Evanston Illinois, USA, Master of Management

Professional Experience:

•	1997-1998: board member (mergers & acquisitions, finance management) since 1997: AT&S Austria Technology & Systems Engineering, Leoben.

•	1998-2001: board member (mergers & acquisitions, finance management, purchasing, human resources, investor relations, internal communication) of AT&S Austria Technology & Systems Engineering.

•	1998-2004: chief financial officer (supply-chain management, IT, accounting/controlling, treasury, human resources, investor relations, M & A, legal/insurance, taxes, revision) AT&S Austria Technology & Systems Engineering.

•	Since April 2004: chief executive officer (supply-chain management, human resources, investor relations) AT&S Austria Technology & Systems Engineering.

Item 16B. Code of Ethics

     We have adopted a code of ethics for financial matters that applies to the Chief Executive Officer, Chief Financial Officer, Chief Operation Officer Wireline, Chief Operation Officer Wireless, principal accounting officer, principal controller and all other persons performing similar functions. The code of ethics is available on our corporate website at www.telekom.at.

Item 16C. Principal Accountant Fees and Services

     In January 2003, the U.S. Securities and Exchange Commission adopted rules requiring disclosure of fees billed by a public company’s accountants in each of a company’s two most recent fiscal years.

     Fees billed to us for professional services by our principal accountants KPMG Alpentreuhand GmbH Wirtschaftsprüfungs- und Steuerberatungs Gesellschaft (“KPMG”) for Telekom Austria and Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH for mobilkom austria group, during the fiscal years 2002 and 2003 were as follows:

	For fiscal	For fiscal
	year ended	year ended
Type of Fees	December 31, 2003	December 31, 2002
	(€ in millions)
Audit Fees	3.2	3.0
Audit-Related Fees	0.3	0.2
Tax Fees	0.3	0.3
All Other Fees	0.0	0.1
Total	3.8	3.6

     In the above table, “audit fees” are the aggregate fees billed by KPMG and Grant Thornton for professional services in connection with the audit of our consolidated annual financial statements, as well as audits of our statutory financial statements. “Audit-related fees” are fees billed by KPMG and Grant Thornton for accounting advice on actual or contemplated transactions, due diligence engagements related to acquisitions or dispositions, attestation services not required by statute or regulation, internal control reviews and assistance with internal control reporting requirements and other agreed-upon procedures. “Tax fees” are fees for tax advice on actual or contemplated transactions, international tax compliance and state and local tax compliance.

Audit Committee pre-approval policies

     Our independent auditors are appointed by the Shareholders’ Meeting based on a proposal from the Supervisory Board. On June 4, 2003, the Shareholders’ Meeting appointed KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH to serve as independent auditors for 2003. In future the audit committee of the Supervisory Board will propose its recommendation on the selection of independent auditors to the Supervisory Board. Subsequent to the auditors’ appointment, the audit committee awards the contract and in its sole authority approves the scope and terms of the audit and all audit engagement fees as well as monitors the auditors’ independence.

     In order to ensure the integrity of independent audits, our audit committee established a policy to approve all audit and permissible non-audit services provided by our independent auditors prior to the auditors engagement. As a part of this approval process, the audit committee adopted pre-approval policies and procedures pursuant to which the audit committee pre-approves certain types of services to be performed by our independent auditors in the Audit Committee Meeting on December 15, 2003. Under the policies, the audit committee is required to pre-approve the audit and non-audit services performed by the independent auditors in order to ensure that the provision of such services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditors has received general pre-approval, it will require specific pre-approval by the audit committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the audit committee. Pre-approved non-audit services will require specific pre-approval if the annual aggregate amount of fees earned by the auditors for those services exceeds 35% of the annual fees paid to the auditors for audit services.

     In December 2003, the audit committee retroactively approved the performance by KPMG and Grant Thornton of the following categories of audit and permitted non-audit services for the fiscal year 2003 and simultaneously pre-approved these services for 2004:

Audit services

•	Audits for subsidiaries and services associated with SEC registration statements

•	Statutory audits of our financial statements

Audit-related Services

•	Accounting advice relating to actual transactions or events

•	Internal control reviews and assistance with internal reporting requirements

•	Due diligence relating to contemplated acquisitions and dispositions

•	Accounting advice relating to contemplated transactions or events

•	Attestation services not required by statute or regulation (in 2003 EMTN Program including insurance premium)

Tax services

•	Tax planning and advice

•	State and local tax compliance

•	International tax planning and advice

•	International tax compliance

•	Review of state, local and international income and other tax returns

Other Services

     No “other services” were pre-approved by the Audit Committee

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable

PART III

Item 17. Financial Statements

     Not applicable

Item 18. Financial Statements

     See pages F-1 through F-51, which are included in the appendix.

Item 19. Exhibits

     Documents filed as exhibits to this Report:

1.1	The Articles of Association of Telekom Austria AG.

1.2	The By-laws of Telekom Austria AG incorporated by reference to Exhibit 3.2 of the Registration Statement filed on Form F-1 on October 31, 2000.

8.1	Subsidiaries as of the date of this filing (“Structure of Telekom Austria Group”).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEKOM AUSTRIA AG
By	/s/ Heinz Sundt
Name:	Heinz Sundt
Title:	Chief Executive Officer

By	/s/ Stefano Colombo
Name:	Stefano Colombo
Title:	Chief Financial Officer

Dated: April 16, 2004

Independent Auditor’s Report

The Supervisory Board and Stockholders
Telekom Austria Aktiengesellschaft:

We have audited the accompanying consolidated balance sheets of Telekom Austria Aktiengesellschaft and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of mobilkom austria AG & Co KG and mobilkom austria AG and subsidiaries (collectively “mobilkom”), wholly-owned consolidated subsidiaries (74.999% owned unconsolidated subsidiaries from January 1, 2002 to June 28, 2002) whose total assets as of December 31, 2003 and 2002 constitute 35.6 percent and 32.2 percent of total consolidated assets and whose revenues for the year ended December 31, 2003 and for the period June 28, 2002 to December 31, 2002, respectively, constitute 48.9 percent and 30.7 percent of total consolidated revenues. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for mobilkom, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telekom Austria Aktiengesellschaft and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” effective January 1, 2003 and Statements of Financial Accounting Standards No. 141 “Business Combinations” and No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002.

KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs-und Steuerberatungsgesellschaft

Vienna, Austria
March 10, 2004

Independent Auditor’s Report

The Supervisory Board and Stockholders
mobilkom austria AG & Co KG and
mobilkom austria AG:

We have audited the consolidated balance sheets of mobilkom austria AG & Co KG and mobilkom austria AG and subsidiaries (collectively “mobilkom”), wholly-owned consolidated subsidiaries of Telekom Austria Aktiengesellschaft (74.999% owned unconsolidated subsidiaries from January 1, 2002 to June 28, 2002), as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of mobilkom as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” effective January 1, 2003 and Statements of Financial Accounting Standards No. 141 “Business Combinations” and No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002.

Grant Thornton
Wirtschaftsprüfungs-und Steuerberatungs-GmbH

Vienna, Austria
February 12, 2004

Independent Auditors’ Report

The Supervisory Board and Stockholders
Telekom Austria Aktiengesellschaft:

We have audited the accompanying consolidated balance sheet of Telekom Austria Aktiengesellschaft and subsidiaries as of December 31, 2001, and the related consolidated statement of income, stockholders’ equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

Grant Thornton – Jonasch & Platzer Wirtschaftsprüfungs-und Steuerberatungs-OHG	KPMG Austria GmbH Wirtschaftsprüfungs-und Steuerberatungsgesellchaft

Vienna, Austria
March 20, 2002

TELEKOM AUSTRIA AG
CONSOLIDATED BALANCE SHEETS
(in EUR ’000s, except share information)

		December 31,	December 31,
	Notes No	2003	2002
ASSETS
Current assets
Cash and cash equivalents		201,926	27,337
Short-term investments		6,867	5,327
Accounts receivable – trade, net of allowances of EUR 92,238 and EUR 74,945 as of December 31, 2003 and December 31, 2002	(5)	559,872	451,934
Receivables due from related parties	(6)	1,549	6,723
Inventories	(7)	83,535	91,261
Deferred tax assets	(18)	45,633	4,657
Prepaid expenses		91,177	81,935
Taxes receivable		9,739	22,829
Assets held for sale		5,560	30,512
Other current assets		118,963	142,743

TOTAL CURRENT ASSETS		1,124,821	865,258

Property, plant and equipment, net	(9)	4,457,666	5,000,659
Goodwill	(8)	597,577	590,727
Other intangible assets, net	(8)	711,988	725,893
Investments in affiliates	(3)	3,555	8,642
Other investments		143,630	162,682
Deferred tax assets	(18)	94,349	193,414
Other assets		762,679	987,063

TOTAL ASSETS		7,896,265	8,534,338

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	(10)	631,321	1,309,905
Accounts payable – trade		589,368	649,890
Accrued liabilities	(11)	231,778	256,790
Payables to related parties		23,657	37,198
Deferred income	(12)	150,378	129,963
Income taxes payable		7,650	6,077
Other current liabilities		155,563	141,210

TOTAL CURRENT LIABILITIES		1,789,715	2,531,033

Long-term debt, net of current portion	(14)	2,342,288	2,079,885
Lease obligations, net of current portion	(15)	861,300	1,076,354
Employee benefit obligations	(16)	155,960	232,529
Other liabilities and deferred income		107,629	104,997
Stockholders’ equity
Common stock, issued and outstanding shares 500,000,000 with zero par value		1,090,500	1,090,500
Additional paid in capital		453,371	452,498
Retained earnings		1,103,867	969,626
Accumulated other comprehensive loss		(8,365)	(3,084)

TOTAL STOCKHOLDERS’ EQUITY	(20)	2,639,373	2,509,540

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		7,896,265	8,534,338

see accompanying notes to consolidated
financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR ’000s, except share information)

		twelve months ended
		December 31,
	Notes No	2003	2002	2001
Operating revenues (a)	(21)	3,969,750	3,118,064	2,659,660
Operating expenses (b)
Materials		(297,084)	(196,434)	(71,908)
Employee costs, including benefits and taxes		(699,348)	(600,718)	(619,080)
Depreciation and amortization		(1,133,148)	(1,016,312)	(904,075)
Impairment charges	(9)	(6,825)	(41,871)	(145,126)
Other operating expenses	(22)	(1,463,521)	(1,205,354)	(1,153,930)

OPERATING INCOME		369,824	57,375	(234,459)
Other income (expense)
Interest income (c)		75,167	88,191	82,683
Interest expense (d)		(230,979)	(244,628)	(240,986)
Equity in earnings of affiliates		19,112	140,543	195,450
Other, net	(23)	(567)	2,330	(2,756)

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE		232,557	43,811	(200,068)

Income tax (expense) benefit	(18)	(83,036)	(26,112)	94,913
Minority interests		(3,422)	(4,910)	530

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE		146,099	12,789	(104,625)
Cumulative effect of change in accounting principle, net of tax of EUR 6,071	(13)	(11,858)	—	—

NET INCOME		134,241	12,789	(104,625)

Basic and fully diluted earnings per share		0.27	0.03	(0.21)
Basic and fully diluted earnings per share excluding cumulative effect of change in accounting principle		0.29	0.03	(0.21)

a) includes revenues from related parties of		89,506	147,990	293,459
b) includes operating expenses from related parties of		128,694	192,153	314,769
c) includes interest income from related parties of		1	4,992	17,619
d) includes interest expense from related parties of		30	938	749

see accompanying notes to consolidated
financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR ’000s, except share information)

		twelve months ended
		December 31,
	Notes No	2003	2002	2001
Cash generated from operations
Net income		134,241	12,789	(104,625)
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges		1,139,973	1,058,183	1,049,201
Write-offs from investments		2,840	—	—
Employee benefit obligation — non cash		307	(49,840)	3,145
Allowance for doubtful accounts	(5)	30,629	39,184	14,818
Change in deferred taxes		59,241	33,498	(94,969)
Equity in earnings of affiliates less than (in excess of) dividends received		1,027	(45,801)	(80,731)
Asset retirement obligation — accretion expense		1,336	—	—
Cumulative effect of change in accounting principle, net of tax	(13)	11,858	—	—
(Gain) Loss on sale of investments		(17,903)	195	—
Loss on disposal / retirement of equipment		41,571	17,280	38,922
Other		(660)	—	—

		1,270,219	1,052,699	930,386

Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade		(140,331)	175,522	24,401
Due from related parties		5,813	3,759	69,050
Inventories		5,765	6,052	19,030
Prepaid expenses and other assets		71,506	(9,020)	(56,442)
Accounts payable — trade		(58,944)	10,979	(85,734)
Employee benefit obligation		(76,649)	(102,565)	(73,592)
Accrued liabilities		(23,487)	3,881	(54,414)
Due to related parties		(13,358)	17,088	3,830
Other liabilities and deferred income		45,100	230	170,490

		(184,585)	105,926	16,619

Cash generated from operations		1,219,875	1,171,414	842,380

Cash from investing activities
Capital expenditures, including interest capitalized		(599,684)	(560,742)	(459,039)
Acquisitions and investments, net of cash acquired		(85,989)	(665,128)	(4,759)
Sale of subsidiary, net of cash		205	—	—
Proceeds from sale of equipment		17,300	49,819	12,106
Purchase of investments — short-term		(79,750)	(1,629)	(2,790)
Purchase of investments — long-term		(601)	(1,107)	—
Sale of American call options		957	2,609	—
Proceeds from sale of investments — short-term		80,108	6	8
Proceeds from sale of investments — long-term		23,599	225	1,285

Cash used in investing activities		(643,855)	(1,175,947)	(453,189)

Cash from financing activities
Principal payments on bonds		(22,765)	(72,673)	(61,845)
Proceeds from issuance of long-term debt and bonds		775,948	127,857	—
Principal payments on long-term debt		(385,330)	(406,294)	(335,159)
Changes in short-term bank borrowings		(774,644)	237,973	74,968
Changes from financing with mobilkom austria		—	114,921	(73,166)
Proceeds from sale of tax benefits		—	—	14,547

Cash (used in) generated from financing activities		(406,791)	1,784	(380,655)

Effect of exchange rate changes		5,360	3,693	142

Net increase in cash and cash equivalents		174,589	944	8,678

Cash and cash equivalents at beginning of period		27,337	26,393	17,715

Cash and cash equivalents at end of period		201,926	27,337	26,393

see accompanying notes to consolidated
financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in EUR ’000s, except share information)

	Common stock				Accumulated other
	Number of		Additional paid	Retained	comprehensive	Total stockholders’
	shares	Par value	in capital	earnings	income (loss)	equity
Balance January 1, 2001	500,000,000	1,090,500	451,677	1,061,462	(27)	2,603,612
Comprehensive income
Net loss				(104,625)		(104,625)
Net unrealized loss on securities, net of EUR 83 deferred income tax					(162)	(162)
Foreign currency translation adjustment					14,630	14,630
Cumulative effect of accounting change, net of EUR 5,646 deferred income tax					(10,959)	(10,959)
Unrealized net loss of hedging activities, net of EUR 954 deferred income tax					(2,102)	(2,102)

Total comprehensive loss						(103,218)

Balance December 31, 2001	500,000,000	1,090,500	451,677	956,837	1,380	2,500,394
Comprehensive income
Net income				12,789		12,789
Net unrealized loss on securities, net of EUR 362 deferred income tax					(687)	(687)
Foreign currency translation adjustment					(6,496)	(6,496)
Unrealized net gain of hedging activities, net of EUR (1,386) deferred income tax					2,719	2,719

Total comprehensive income						8,325
Sale of call options, net of EUR (424) income tax			821			821

Balance December 31, 2002	500,000,000	1,090,500	452,498	969,626	(3,084)	2,509,540

Comprehensive income
Net income				134,241		134,241
Net unrealized gains on securities, net of EUR (1,141) deferred income tax					2,214	2,214
Foreign currency translation adjustment					(10,690)	(10,690)
Unrealized net gain on hedging activities, net of EUR (1,646) deferred income tax					3,195	3,195

Total comprehensive income						128,960
Sale of call options, net of EUR (451) income tax			873			873

Balance December 31, 2003	500,000,000	1,090,500	453,371	1,103,867	(8,365)	2,639,373

see accompanying notes to consolidated
financial statements

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(1)   THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

Description of business, organization and relationship with the Federal Republic of Austria

     Telekom Austria AG and subsidiaries (the “Company” or “Telekom Austria”) is engaged as a full service telecommunications provider of long distance, local and wireless services, corporate data communications services as well as internet services. The Company also provides services through pay phones and supplies telephones and technical equipment for telephone communications. These activities are conducted and operated primarily in Austria.

     On May 1, 1996, Post und Telekom Austria Aktiengesellschaft (“PTA”) was incorporated as the successor to Post und Telegraphenverwaltung. The Poststrukturgesetz (Austrian Post Restructuring Act) provided the basis for the separation of PTA from the Federal Republic of Austria. PTA’s operations included postal services, telecommunications, coach line services and other activities.

     As of December 31, 1997, the postal services, coach line services and other non-telecommunications-related operations of PTA were transferred to different legal entities. The operations remaining related to the telecommunications business and were named Telekom Austria AG.

     Telecom Italia owned 29.78% of Telekom Austria until their sale of 75,000,000 shares on November 4, 2002 in a private placement, thereby reducing its level of ownership to 14.78% as of December 31, 2002 and 2003, respectively (see note (27)).

     The Federal Republic of Austria, through Österreichische Industrie-Holding AG (“ÖIAG”), continues to be a significant shareholder with it’s holding of approximately 47.17% of the voting common stock of the Company. In July 2003, ÖIAG issued convertible notes in the nominal amount of EUR 325,000 due in 2006 exchangeable into 25 million existing underlying common shares of Telekom Austria AG. The exchange price has been set at Euro 13 for each Telekom Austria AG share. In addition to the related party transactions described in note (6), the Federal Republic of Austria authorizes and supervises the Rundfunk und Telekom Regulierungs – GmbH (“RTR”), which regulates certain activities of the Company. The government holds the taxing authority for the Austrian operations of Telekom Austria and imposes taxes such as income and value added taxes on the Company.

     All of the Company’s interests in mobile communications business are held through mobilkom austria AG & Co KG and mobilkom austria AG and its subsidiaries; collectively these companies are referred to as mobilkom austria.

     Prior to June 28, 2002, the Company held a 74.999% interest in mobilkom austria. Due to certain substantive participating rights held by the minority shareholder, the Company’s investment in mobilkom austria was accounted for under the equity method. These participation rights included significant blocking rights over operating decisions including operating budgets, capital spending, senior management positions, strategy and dividend distributions.

     On June 28, 2002, the Company acquired the remaining 25.001% equity interest in mobilkom austria, thereby bringing its total interest in mobilkom austria to 100%. Consequently, the Company has consolidated mobilkom austria effective June 28, 2002. The consolidated statement of operations for the year ending December 31, 2002 reflects the Company’s equity in earnings of mobilkom austria through June 28, 2002 and mobilkom austria’s results of operations for the period June 28, 2002 until December 31, 2002.

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

     In December 2001, the RTR enacted a regulation that revised the manner in which phone calls that are both i) initiated and terminated within Austria and ii) require interconnection between multiple networks, are controlled. Historically, the Company served as a central hub through which all such calls were interconnected based on agreements in place between the Company and Austrian alternative service providers or mobile phone operators. Accordingly, the Company would recognize revenue and a trade receivable on the interconnection fee charged to the provider on whose network the call was initiated and recognize expense and a trade payable to the provider on whose network the call was terminated. As a result of the new regulation, the Company is no longer a party to such transactions unless the call either originates or terminates on its network. Had the new regulation been in place during 2001, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 257,243, all of which relates to the wireline segment.

     In September 2003, the Austrian Supreme Court ruled that no contractual relationship exists between value-added service providers (VASP) and the Company, with the contractual relationship being established directly between the VASP and the customers. The Company is no longer considered the primary obligor and ceased reporting revenues on a gross basis beginning on October 1, 2003. Had the ruling been in effect for all of 2003, 2002 and 2001, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45,886, EUR 51,206 and EUR 41,386, respectively. Had the enacted regulation been in place during 2001 and the VASP ruling been in effect for all of 2003, 2002 and 2001 revenues and expenses would have been adjusted as follows:

	Year ended December 31,
	2003	2003	2002	2002	2001	2001
	pro-forma	as reported	pro-forma	as reported	pro-forma	as reported
Revenues	3,923,864	3,969,750	3,066,858	3,118,064	2,361,031	2,659,660
Operating expenses	(3,554,040)	(3,599,926)	(3,009,483)	(3,060,689)	(2,595,490)	(2,894,119)

Operating income	369,824	369,824	57,375	57,375	(234,459)	(234,459)

Principles of consolidation

     The consolidated financial statements include the accounts of Telekom Austria AG and all subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

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

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Cash and cash equivalents

     The Company considers cash in banks and highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Money market deposits with original maturities of more than three months are classified as short-term investments along with marketable securities.

Marketable securities

     Marketable debt and equity securities, other than investments accounted for by the equity method, are classified as either available-for-sale or held-to-maturity. Securities classified as available-for-sale are reported at fair value at the balance sheet date and held-to-maturity securities are reported at amortized cost. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income, net of applicable deferred tax.

Inventories

     Inventories consist of merchandise sold in retail shops and material and spare parts used for the construction of networks, mainly for the Company’s own use. Inventories are valued at the lower of cost or market, cost being determined on the basis of weighted average cost.

Property, plant and equipment

     Property, plant and equipment are stated at cost, which includes certain costs that are capitalized during the installation and expansion of the telecommunications network including material, payroll, direct overhead and interest costs as well as the present value of estimated asset retirement obligations. Value added tax (“VAT”), which is charged by suppliers and refunded by the tax authorities, is not included in cost. Plant and equipment under capital leases are stated at the lower of present value of minimum lease payments or fair value.

     Depreciation on plant and equipment is calculated using the straight-line method and the estimated useful lives of the assets. Plant and equipment under capital lease and leasehold improvements are amortized using the straight-line method over the lease term or the estimated useful life of the asset, whichever is shorter.

     The useful lives are:

Years
Transmission equipment	3 – 20
Cables and wires	10 – 20
Communications equipment	4 – 10
Software	3 – 8
Furniture, fixtures and other	3 – 8
Buildings and leasehold improvements	10 – 50

     Maintenance and repairs are expensed as incurred while replacements and improvements are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in other operating expenses.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Goodwill and other intangible assets

     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are tested for impairment in accordance with SFAS No. 142 at least annually, but also on an interim basis if an event or circumstance indicates that an asset may be impaired. Other intangible assets with estimable useful lives are amortized over their respective useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Asset”.

     The goodwill impairment test is a two-step evaluation. The first step requires the Company to compare the fair value and carrying value of any reporting unit to which goodwill has been allocated. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists and the second step of the impairment test must be performed. In the second step, the implied fair value of goodwill, determined by allocating the aggregate fair value of the reporting unit to all identifiable tangible and intangible assets, is compared to its carrying amount. Any shortfall in fair value compared to carrying value is recognized as an impairment loss.

     In each reporting period, the Company is required to reevaluate its decision that an Other intangible asset has an indefinite useful life. If a nonamortizable intangible asset is subsequently determined to have a finite useful life, the intangible asset is written down to the lower of its fair value or carrying amount and amortized prospectively based on its remaining useful life. The impairment test is a comparison of the fair value of the intangible asset with its carrying value. Any excess of carrying value over fair value is recognized as an impairment loss.

     Amortizable intangible assets are stated at cost and are amortized using the straight-line method over their estimated useful lives, as shown below:

Years
Wireless and wireline licenses	10 – 15
Patents and proprietary rights	4 – 20
Subscriber base	6
Other	10 – 30

Impairment of long-lived assets and long-lived assets to be disposed of

     Long-lived assets and certain identifiable intangible assets are reviewed for impairment annually at each year-end and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for sale are reported at the lower of the carrying amount or estimated proceeds less cost to sell.

Internally developed software

     Certain direct and indirect development costs associated with internally developed software, including direct costs of materials and services, and payroll costs for employees devoting time to the software projects, are capitalized once the project has reached the application development stage. The costs are amortized using the straight-line method over a period not exceeding four years, beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, maintenance and training costs and research and development costs are expensed as incurred.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Advertising and promotional costs

     Generally, advertising and promotional costs are expensed as incurred and totaled EUR 198,362, EUR 153,737 and EUR 75,368 for the years ended December 31, 2003, 2002 and 2001, respectively.

Research and development costs

     Research and development costs are expensed as incurred and amounted to EUR 42,759, EUR 30,338 and EUR 21,817 for the years ended December 31, 2003, 2002 and 2001, respectively and are classified in the consolidated statement of operations according to the nature of the expense.

Income taxes

     Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of an existing asset or liability and its respective tax basis and operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized as income or expense in the period that includes the enactment date.

     Investment tax credits are recognized as a reduction of income taxes in the period in which those credits are granted.

     Deferred income taxes on investments in pass-through enterprises are provided on the excess of the financial statement carrying amount of the investment, including the goodwill within the pass-through enterprise, over the tax basis of the investment.

Earnings per share

     Basic and diluted earnings (loss) per share are computed by dividing consolidated net income (loss) by the weighted average number of common shares outstanding for the year. As the Company will not issue new shares for the stock option plan, but has purchased an American call option to satisfy the obligation, diluted earnings per share equals basic earnings per share, and there were no potentially dilutive securities for any of the periods presented.

Asset retirement obligation

     The Company accounts for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations”. The Company records the fair value of an asset retirement obligation as a liability in the period in which the legal obligation associated with the retirement of a tangible long-lived asset is incurred. An amount equal to the initial obligation is recorded as an increase to the carrying amount of the related long-lived asset and depreciated over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Employee benefit obligations

     The Company provides retirement benefits under defined contribution and defined benefit plans.

     In the case of defined contribution plans the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory or contractual basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due.

     All other retirement benefit plans are unfunded defined benefit plans for which the Company records accruals. The pension provisions are calculated using the projected unit credit method in accordance with SFAS No. 87. The future benefit obligations are valued using actuarial methods on the basis of an appropriate assessment of the discount rate, rate of compensation increase and rate of increase of pensions.

Concentration of risks

     A portion of the Company’s revenue is derived from services provided to other companies in the telecommunications industry, mainly to alternative telecommunications and cellular companies and internet online services. As a result, the Company has some concentration of credit risk in its customer base. The Company performs ongoing credit evaluations of its large customers’ financial condition to support its receivables. As of the balance sheet dates, the Company does not have any significant concentrations of business transacted with a particular supplier or lender that could, if suddenly eliminated, severely impact operations. The Company also does not have a concentration of available sources of labor, services, franchises, or licenses or other rights that could, if suddenly eliminated, severely impact operations. The Company invests its cash with several high-quality credit institutions.

Foreign currency translation

     Until December 31, 2001, the Company prepared its consolidated financial statements in Austrian Schilling and then translated them into Euro using the official fixed exchange rate of 13.7603. Since January 1, 2002 the Company has adopted the Euro as its functional currency.

     Foreign currency receivables and liabilities are recognized at the exchange rate applicable on the transaction date and retranslated periodically at the then ruling balance sheet rate. Unrealized foreign exchange losses and gains due to exchange rate fluctuations are recognized in the statement of operations.

     The functional currency for the Company’s foreign operations is the applicable local currency. Assets and liabilities are translated using the current exchange rate in effect at the balance sheet date. Revenues and expenses are translated using the weighted average exchange rate during the period. Resulting translation adjustments are recorded as other comprehensive income or loss.

Revenue recognition

     Wireline

     The Company generates revenues from fixed line services to individuals, commercial and non-commercial organizations and other national and foreign carriers. Fixed line services include access fees, domestic and long distance services, including internet, fixed to mobile calls, international traffic, voice value-added services, interconnection, call center services and public payphone services.

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

     Wireless

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

     Certain prepaid usage services in the mobile communications segment are billed in advance resulting in deferred revenues. These fees are amortized over the period the service is provided. Cash discounts and incentives are accounted for as a reduction in revenues when granted. Customer acquisition costs are recognized ratably over the contract period as marketing expense when a service contract exists.

     Revenue and related expenses associated with the sale of wireless handsets to distributors are recognized when the products are delivered and accepted, as such sales are separate and distinct from the sale of wireless services to customers.

     Activation revenues and direct incremental expenses are generally recognized over the average expected contract term. When direct incremental expenses exceed revenues, the excess is expensed.

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

Stock compensation

     The Company accounts for stock-based employee compensation in accordance with the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Further, the Company accounts for its combination stock option and stock appreciation right plan in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, which requires the plan be accounted for as a stock appreciation right.

     The company will recognize a liability and pro rata compensation expense in the first period in which it is probable that the target stock price criteria outlined in the plan will be met. Based on historical trends of the stock and current market conditions, no compensation expense has been recognized under the plan for any of the years presented. Application of the fair-value approach prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, would not effect the amount of compensation expense recognized under this combination plan (see note (27)).

Derivative financial instruments

     Effective January 1, 2001, the Company adopted SFAS No. 133, as amended, which requires all derivative instruments, such as interest rate swap contracts and foreign-currency exchange contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instruments are recognized in accumulated other comprehensive income in the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the value changes are recognized in earnings immediately. SFAS No. 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

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

     The fair value of some investments is estimated based on quoted market prices. For other investments, mainly in unconsolidated subsidiaries and equity investments, for which there are no quoted market prices, the Company estimates the fair value to approximate the carrying value based on the audited financial statements, if available. Those investments are tested for impairment if losses are generated over an extended period or if the business environment changes materially.

Use of estimates

     The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Changes in accounting principles

     See note (13) for discussion of the Company’s adoption of SFAS No. 143 as of January 1, 2003.

     As discussed in “Goodwill and other intangible assets” above, the adoption of SFAS No. 142 effective January 1, 2002, changed the manner in which the Company accounts for goodwill and intangible assets acquired in business combinations. Upon adoption of SFAS No. 142, the Company ceased amortization of goodwill and did not recognize amortization on the indefinite lived intangible assets. The following table reconciles reported net income (loss), basic earnings (loss) per share and diluted earnings (loss) per share to the corresponding adjusted amounts excluding the effects of amortization recognized for goodwill in prior years:

	2003	2002	2001
Year ended December 31,
Reported net income (loss)	134,241	12,789	(104,625)
Add back amortization
Goodwill	—	—	50,444
Goodwill included in equity in earnings from mobilkom austria	—	—	25,362
Goodwill included in equity in earnings, others	—	—	1,639

Adjusted net income	134,241	12,789	(27,180)

Basic and diluted earnings (loss) per share
Reported net income (loss)	0.29	0.03	(0.21)
Add back amortization
Goodwill	—	—	0.10
Goodwill included in equity in earnings from mobilkom austria	—	—	0.05
Goodwill included in equity in earnings, others	—	—	—

Adjusted net income	0.29	0.03	(0.06)

New accounting pronouncements

     In May 2003, the Emerging Issues Task Force reached consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, which addresses (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for Telekom Austria beginning January 1, 2004. The Company does not expect EITF 00-21 to have a material impact on the Company’s consolidated financial statements.

     The FASB issued FIN No. 46 in January 2003, “Consolidation of Variable Interest Entities”, which provides guidance regarding the consolidation of certain entities in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 introduces the concept of variable interest entities, explains how to identify a variable interest entity, and requires that the primary beneficiary of any variable interest entity consolidates that entity. In December 2003, the FASB deliberated a partial deferral of and certain proposed modifications to FIN No. 46 to address certain implementation issues. The Board decided that all of the

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

proposed modifications will be incorporated directly into a revised FIN No. 46, rather than into a new interpretation that amends FIN No. 46 (FIN No. 46-R or the “Revised Interpretation”). The effective dates for the Company for both FIN No. 46 and FIN No. 46-R are at the end of the first annual reporting period ending after March 15, 2004. The Company does not expect to identify or consolidate any variable interest entities.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendment to SFAS No. 133. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial statements.

     In May 2003, the FASB issued Statement of Financial Reporting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, FASB Staff Position 150-3 was issued, which indefinitely deferred the effective date of SFAS No. 150 for certain mandatory redeemable non-controlling interests. As the Company does not have any of these financial instruments, the adoption of SFAS 150 did not have any impact on the Company’s consolidated financial statements.

(2)   BUSINESS COMBINATIONS

     All acquisitions have been accounted for under the purchase method, with the excess of the purchase price over the estimated fair value of the net assets acquired accounted for as goodwill. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of the acquisition.

     The Company’s interests in mobile communications are held through mobilkom austria AG & Co KG and mobilkom austria AG (“mobilkom austria”), which, together with its subsidiaries, operate mobile telecommunications networks and provide ancillary services in Austria, Croatia, Slovenia and Liechtenstein. The operations include wireless internet access.

     On June 28, 2002, the Company acquired 100% of “AUTEL” Beteiligungs GmbH (“Autel”), which held a 25.001% interest in mobilkom austria, from Telecom Italia Mobile SpA (the successor of STET Mobile Holding N.V.), a publicly-traded subsidiary of Telecom Italia, bringing its total interest in mobilkom austria to 100%. Consequently, the Company consolidated the balance sheet of mobilkom austria for the first time as of June 28, 2002. The aggregate purchase price was EUR 693,064 and the Company recognized goodwill in the amount of EUR 431,304, a brand name not subject to amortization of EUR 159,161 and amortizable intangible assets of EUR 229,004.

     The consolidated statement of operations for the year ended December 31, 2002 reflects the Company’s equity in earnings of mobilkom austria through June 28, 2002 and mobilkom austria’s results of operations for the period June 28, 2002 until December 31, 2002. As a result of the acquisition, the Company gained strategic and operating control of mobile communications service providers in Austria, Croatia, Slovenia and Liechtenstein.

     The following table shows pro forma consolidated results of operations for the year ended December 31, 2002, as if Autel had been acquired at the beginning of 2002.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Pro forma
December 31,
2002
Revenues	3,908,226
Net income	29,844
Basic and fully diluted earnings per share	0.06

     The pro forma results include amortization of the intangible assets acquired, interest expense on debt assumed to finance the purchase and income taxes as well as other adjustments including amortization of fair value adjustments to long-term debt and pension benefit obligation and the reversal of deferred gain not representing a liability. The pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the period presented, nor are they necessarily indicative of future consolidated results.

     As of January 30, 2003, mobilkom austria acquired an additional 9% and as of June 23, 2003, a further 19% of VIPnet d.o.o., Zagreb, for a total purchase price of EUR 69,663 bringing its interest to 99%. mobilkom austria recognized intangible assets of EUR 34,035, including intangible assets with an indefinite life of EUR 15,728 and a goodwill totaling EUR 11,774 as a result of these two transactions.

     On July 29, 2003, the Company acquired 74% of World-Direct eBusiness solutions GmbH bringing its total interest to 100%. The purchase price amounted to EUR 1,543, of which EUR 543 was already prepaid. The Company recognized goodwill totaling EUR 1,000 as a result of the transaction.

     On September 23, 2003, mobilkom austria acquired 100% of paybox cee AG which held a 51.02% in paybox österreich AG for a total purchase price of EUR 795. Prior to this acquisition, mobilkom austria held the remaining 48.98% of paybox österreich AG and accounted for the investment using the equity method. Consequently, the Company consolidated the balance sheets of paybox cee AG and subsidiaries for the first time as of September 30, 2003. As the purchase price was less than the fair value of the net assets acquired and liabilities assumed, the Company reduced the purchase price allocated to intangible assets (licenses). Following the purchase, paybox österreich AG was merged into paybox cee as of December 17, 2003.

     On December 23, 2003 mobilkom austria purchased 100% of 3G Mobile Telecommunications GmbH (“3G Mobile”). The net assets acquired consist of a UMTS license. The total purchase price was allocated to the license and therefore no goodwill was recognized. Tax assets on acquired tax loss carry forwards were not recognized as currently the use of these loss carry forwards is not considered more likely than not.

     No pro forma disclosure has been presented for the effect of the acquisitions discussed in the prior four paragraphs because the Company believes that the impact on the financial statements is not material.

     On November 28, 2003, the Company sold 90% of Telekom Building Systems GmbH in a management buy-out transaction for a total purchase price of EUR 537, reducing its interest to 10%.

(3)   INVESTMENTS IN AFFILIATES

     As of December 31, 2003, the investments in affiliates comprise a 26.00% interest in Omnimedia Werbegesellschaft mbH (“Omnimedia”) and a 25.10% interest in Output Service GmbH (“OSG”).

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     In October 2001, the Company purchased 26.00% of the common stock of Omnimedia, a marketing and advertising company for EUR 3,401. In accordance with SFAS Nos. 141 and 142, the goodwill totaling EUR 3,161 was not amortized in 2001 and 2002.

     In January 2002 the Company sold a 74.90% interest in OSG, a formerly consolidated subsidiary, for EUR 26. The Company accounts for its remaining 25.10% interest in OSG using the equity method of accounting.

     In July 2003 the Company sold its 26.00% interest in Herold Business Data AG, the leading telephone directory provider in Austria, to PASR Vierte Beteiligungsverwaltung GmbH for a total purchase price of EUR 22,000 and realized a gain of EUR 18,367 which is recorded in equity in earnings of affiliates.

     A summary of aggregated financial information as reported by equity investees is as follows:

Year ended December 31,	2003	2002	2001
Revenues	35,515	68,045	67,491
Operating income	4,653	7,833	10,922
Net income	2,908	8,285	6,867

At December 31,	2003	2002
Total current assets	31,003	81,914
Total assets	31,684	92,911
Current liabilities	28,808	70,129
Long-term debt	1,357	3,846
Total liabilities	30,165	73,975
Total stockholders’ equity	1,519	18,936

(4)   MARKETABLE SECURITIES

     Debt securities originating from cross border lease transactions entered into in 1998 and 1999 (see note (15)) are classified as held-to-maturity as the Company is contractually obligated to hold these securities until maturity. The securities are bonds of triple A rated issuers and held by a custodian. Through a further asset based swap the cash inflows from the securities are transformed into the cash flow stream required to match a specified portion of the lease payments. The securities are pledged to a counter-party in the swap agreement. No sales of securities held-to-maturity occurred in 2003, 2002 and 2001. The interest rates on the securities are fixed and range from 5.65% to 9.01%. Accrued interest is recorded as interest income. The securities will mature between 2006 and 2011.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	holding gains	holding losses	value
At December 31, 2003
Non-current assets
Available-for-sale
debt securities	4,702	168	—	4,870
equity securities	6,914	2,646	605	8,955
mutual funds	5,679	2	163	5,518
Held-to-maturity	124,951	16,596	—	141,547
At December 31, 2002
Non-current assets
Available-for-sale
debt securities	5,908	298	1	6,205
equity securities	2,456	—	258	2,198
mutual funds	11,516	37	1,008	10,545
Held-to-maturity	138,454	21,015	—	159,469

     The contractual maturities of debt securities classified as held-to-maturity at December 31, 2003 were as follows:

	Amortized	Fair
	cost	value
Held-to-maturity
Due within one year	5,159	5,195
Due after one year through five years	27,394	30,548
Due after five years through ten years	92,399	105,804

	124,951	141,547

     Proceeds from sales of available-for-sale securities amounted to EUR 80,108 and EUR 7,070 in 2003 and 2002, respectively. Gross realized gains from sales of available-for-sale securities were EUR 323 and EUR 46 in 2003 and 2002, respectively. The specific identification method was used to determine the cost in computing realized gains and losses.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     For the following marketable securities the Company incurred holding losses but has not recognized an impairment, since the losses are not material:

	Less than 12 months		12 months or longer		Total
		Gross unrealized		Gross unrealized		Gross unrealized
	Fair value	holding losses	Fair value	holding losses	Fair value	holding losses
At December 31, 2003
Non-current assets
Available-for-sale
equity securities	988	48	4,550	557	5,538	605
mutual funds	125	8	4,231	155	4,355	163

Total temporarily impaired securities	1,113	56	8,781	712	9,893	768

(5)   ACCOUNTS RECEIVABLE — TRADE

     The roll-forward of the allowance for accounts receivable-trade is as follows:

	2003	2002
Allowance beginning of the year	74,945	47,074
Foreign currency adjustment	(11)	2
Change in consolidated entities	—	32,838
Reclassification to accruals for sold receivables	—	(26,485)
Charged to expenses	30,629	39,184
Amounts written-off	(13,325)	(17,668)

Allowance at the end of the year	92,238	74,945

	December 31, 2003	December 31, 2002
Accounts receivable-trade, gross	652,110	526,879
Allowances	(92,238)	(74,945)

Accounts receivable-trade, net	559,872	451,934

     Of these receivables EUR 226,807 are held for sale due to the securitization program described in the following paragraphs.

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

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     In December 2003 the asset-backed securitization program was extended regarding the trade receivables sold and the maximum amount transferred to the trust. Additionally, the discounts required were reduced. The maximum program limit was increased from EUR 290,000 to EUR 350,000.

     At December 31, 2003, the Company recorded a receivable due from the QSPE of EUR 145,360. The Company routinely evaluates its portfolio of trade receivables for risk of non-collection and records an allowance for doubtful accounts to reflect the carrying value of its trade receivables at estimated net realizable value. Pursuant to the provisions of the revolving-period securitizations, the Company effectively bears the risk of potential delinquency or default associated with trade receivables sold or interests retained. Accordingly, in the normal course of servicing the assets sold, the Company evaluates potential collection losses and delinquencies and updates the estimated fair value of the Company’s retained interest.

     The allowances recorded for sold receivables are classified as accrued liabilities. As of December 31, 2003 and 2002, respectively, the accruals totaled EUR 28,882 and EUR 62,481.

     In accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, the Company has not recorded a servicing asset as management believes it is not practicable to estimate this value given that verifiable data as to the fair value of the compensation and or cost related to servicing the types of the assets sold is not readily obtainable.

     In the periods ended December 31, 2003 and 2002, respectively, the following cash flows were received from and paid to the QSPE:

	December 31,
	2003	2002
Gross trade receivables sold to QSPE	2,789,761	2,044,513
Collections made on behalf of and paid to the QSPE	(2,578,860)	(1,732,372)
Deferred purchase price withheld	(168,846)	(104,616)
Unearned discount (withheld) reduced	(3,620)	(4,100)
Liquidity and program fees	(5,788)	(8,499)
Retained interests	—	(7,930)
Receivable from the QSPE	(145,360)	—

Net cash (paid to) received from QSPE during the period.	(112,713)	186,996

     Cash settlement with the QSPE takes place on a monthly basis. Gross trade receivables sold represent the fair value of billed and unbilled receivables to the QSPE during the periods ended December 31, 2003 and 2002, respectively. As the Company services these receivables, collection of the receivables previously sold is made on behalf of the QSPE. The Company recorded discounts, liquidity and program fees related to the securitization of trade receivables of EUR 5,690 and EUR 8,427 for the periods ended December 31, 2003 and 2002, respectively. These discounts and fees are included in interest expense in the statement of operations.

(6)   RELATED PARTY TRANSACTIONS

     The disclosures below present balances and transactions relating to the Company’s majority shareholder ÖIAG and its subsidiary Österreichische Post AG as “ÖIAG”, with other government agencies and government-owned entities, for practical reasons, not being disclosed. None of the individual accounts associated with government agencies or government-owned entities is considered significant to the Company.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The majority of the related party transactions were carried out with mobilkom austria. The Company charged mobilkom austria for interconnection fees, voice telephony, rent, repair and other services. mobilkom austria charged the Company mainly for interconnection fees. Since June 28, 2002 such transactions are fully eliminated in consolidation.

     Österreichische Post AG and its subsidiaries (“Post”), a subsidiary of ÖIAG which provides postal services, charged the Company for different services such as postal charges, rent, repair and administration. The Company charged Post for IT support, voice telephony, technical services, rent, repair and other services. On September 17, 2003, Postbus AG, a 100% subsidiary of Österreichische Post AG, was sold to Österreichische Bundesbahnen and is therefore no longer reported as related party.

     The terms of services provided by Telekom Austria to government entities are generally based on standard pricing policies. However, the Company is obligated to provide voice telephone services for disadvantaged individuals at reduced tariffs for which it is entitled to appropriate compensation from the government on a contractual basis. Beginning January 1, 2001, the contract with the government specifies the reimbursement of Euro 13.81 per customer per month, which is recorded as revenue in the service period. The total reimbursement was EUR 41,396, EUR 41,670 and EUR 43,032 in 2003, 2002 and 2001, respectively.

     On June 28, 2001, a partner in a law firm which provides legal services to the Company was elected to the supervisory board. In 2003, 2002 and 2001 (since the day of appointment), respectively, the Company was charged EUR 560, EUR 993 and EUR 409 for legal services by that law firm.

     Telecom Italia and the Company charged for interconnection services provided to each other at standard rates.

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

     The following is the detail of the accounts receivable with related parties:

At December 31,	2003	2002
ÖIAG	945	4,296
Telecom Italia	—	435
Affiliated companies and other	604	1,992

Total	1,549	6,723

     The following is the detail of the accounts payable to related parties:

At December 31,	2003	2002
ÖIAG	7,840	4,997
Omnimedia	13,192	25,032
Affiliated companies and other	2,625	7,169

Total	23,657	37,198

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The following is the detail of revenues from and expenses charged to related parties:

Year ended December 31,	2003	2002	2001
Revenues
mobilkom austria	—	72,879	222,231
ÖIAG	62,635	56,660	55,344
Telecom Italia	24,014	14,361	13,448
Other	2,857	4,090	2,436

Total	89,506	147,990	293,459

Interest income
mobilkom austria	—	4,988	17,619
Other	1	4	0

Total	1	4,992	17,619

Expenses
mobilkom austria	—	43,590	207,172
ÖIAG	70,643	58,285	66,421
Telecom Italia	10,808	23,559	25,841
Other	47,243	66,719	15,335

Total	128,694	192,153	314,769

Interest expense
mobilkom austria	—	837	731
ÖIAG and other	30	101	18

Total	30	938	749

     For the years ended December 31, 2003 and 2002, respectively, EUR 36,146 and EUR 55,289 of other expenses mainly relate to advertising and marketing services provided by Omnimedia.

(7)   INVENTORIES

     Inventories consist of:

At December 31,	2003	2002
Spare parts, cables and supplies	44,510	36,830
Merchandise	39,025	54,431

Total	83,535	91,261

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(8)   GOODWILL AND OTHER INTANGIBLE ASSETS

     Other intangible assets consist of:

At December 31,	2003	2002
Wireless and wireline licenses	559,273	544,893
Patents and proprietary rights	53,497	47,100
Brandnames	174,046	158,934
Subscriber base	138,622	120,999
Other	35,858	37,952

Total intangibles	961,296	909,878
Less accumulated amortization	(249,308)	(183,985)

Net intangibles	711,988	725,893

     Amortization expense was EUR 68,340, EUR 27,410 and EUR 53,339 for the years 2003, 2002 and 2001, respectively.

     Licenses are recorded at cost and amortized on a straight-line basis over the estimated useful life. In November 2000, mobilkom austria purchased a UMTS license for Austria with a term of 20 years for EUR 171,540. Interest in the amount of EUR 1,843 and EUR 6,495 was capitalized in 2003 and 2002, respectively, on the UMTS license. The amortization of the UMTS license over 14.2 years and depreciation of the related network equipment over 8 years began in May 2003 after the start of the UMTS services and the generation of revenues. The Company recorded amortization and depreciation expenses from the use of these assets of EUR 14,086 in 2003 and expects EUR 19,567 on an annual basis thereafter.

     The Company holds licenses to operate as a mobile telecommunications service provider from the Austrian, Croatian and Slovenian communications commissions. The Croatian license, granted for 10 years, was acquired for EUR 13,672 in 1998. Licenses from the Slovenian Government granted in 2001 and 1999 for 15 years, were acquired for EUR 4,637 and EUR 11,121, respectively.

     Upon adoption of SFAS No. 142 on January 1, 2002, the Company ceased amortizing goodwill. The following tables illustrate the changes in net book value of goodwill by segment for the periods ended December 31, 2003 and 2002, respectively:

	Wireline	Wireless	Total
Goodwill January 1, 2003	30,795	559,932	590,727
Acquisitions	1,000	11,774	12,774
Translation adjustment	(376)	(5,548)	(5,924)

Goodwill December 31, 2003	31,419	566,158	597,577

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

	Wireline	Wireless	Total
Goodwill January 1, 2002	60,244	—	60,244
Acquisitions	9,824	563,153	572,977
Impairment	(40,893)	—	(40,893)
Translation adjustment	1,620	(3,221)	(1,601)

Goodwill December 31, 2002	30,795	559,932	590,727

     In 2002 and 2001 impairment charges in the amount of EUR 40,441 and EUR 119,950 were recorded for goodwill originally recorded from the acquisition of Czech On Line (“COL”). The acquisition was based on a business plan assuming the full liberalization of the Czech market. As this remained unsatisfactory with regard to interconnection and limited wholesale offers to alternative operators, the business of COL had not developed as originally expected. The valuation of the reporting unit in 2002 was based on forecasted cash flows and used the weighted average cost of capital employed of 13.2% as discount rate.

     The gross carrying amounts and accumulated amortization of intangible assets subject to amortization, by major class, are as follows:

	Acquisition	Accumulated	Carrying
At December 31, 2003	cost	amortization	value
Wireless and wireline licenses	559,273	(172,301)	386,972
Subscriber base	138,622	(32,088)	106,534
Other	89,355	(44,919)	44,436

Total	787,250	(249,308)	537,942

	Acquisition	Accumulated	Carrying
At December 31, 2002	cost	amortization	value
Wireless and wireline licenses	544,893	(139,043)	405,850
Subscriber base	120,999	(10,083)	110,916
Other	85,052	(34,859)	50,193

Total	750,944	(183,985)	566,959

     The following table presents expected amortization expense related to amortizable intangible assets for each of the following periods:

2004	72,080
2005	70,384
2006	68,574
2007	65,374
2008	53,675
Thereafter	207,855

     The total carrying amount of intangible assets, other than goodwill, not subject to amortization is EUR 174,046 as of December 31, 2003. This amount relates entirely to the value of brandnames. The value of brandnames increased by EUR 15,728 as a result of the acquisition of the 28% interest in VIPnet in 2003 (see note (2)).

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(9)   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment transferred to the Company by the government was recorded upon transfer at cost less accumulated depreciation as of that date. Acquisitions since then have been recorded at cost.

At December 31,	2003	2002
Land	60,281	62,462
Buildings and leasehold improvements	663,044	653,010
Communications network and other equipment	9,381,996	9,358,138
Capital leases	13,963	16,207
Software	376,567	325,387
Construction in progress, network	186,487	235,263

	10,682,338	10,650,467
Less accumulated depreciation (other than capital leases)	(6,214,641)	(5,640,965)
Less accumulated depreciation, capital leases	(10,031)	(8,843)

Property, plant and equipment, net	4,457,666	5,000,659

     Total interest capitalized and amortization and depreciation expenses for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Interest capitalized	1,605	2,635	2,893
Depreciation and amortization expense	1,071,633	989,878	875,912
Thereof
Amortization expense of software	79,059	42,623	24,276
Amortization expense of leased assets	3,663	2,341	1,025

     In the period ended December 31, 2003, 2002 and 2001, respectively, impairment charges of EUR 6,825, EUR 977 and EUR 23,181 are included in depreciation. The impairment charges in 2003 primarily relate to long-lived assets as future estimated net cash flows were below the carrying value of related assets. The impairment charges of prior years related primarily to buildings which the Company no longer uses. The impairments recorded relating to these buildings equal the excess of carrying value over estimated fair value.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(10)   SHORT-TERM BORROWINGS

     The Company’s short-term borrowings include:

At December 31,	2003	2002
Current portion of long-term debt	530,869	458,995
Short-term debt	—	737,144
Lines of credit	4,962	5,823
Current portion of lease obligations	95,490	107,943

Total	631,321	1,309,905

     The weighted-average interest rate on lines of credit was 3.20% and 4.02% in 2003 and 2002, respectively. As of December 31, 2003 the Company has unused committed lines of EUR 500,000 and recorded commitment and servicing fees for these unused lines of EUR 1,543, which represents 0.3% of the committed lines. The credit line commitments will expire between January 2004 and November 2006.

     Short-term debts were repaid using part of the funds provided by the long-term bond issued by the Company in July 2003 (see note (14)).

(11)   ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

At December 31,	2003	2002
Taxes, other than income	9,845	8,517
Employee benefits	69,935	67,384
Customer discounts	47,444	53,240
Customer retention programs	40,161	37,693
Exit costs	6,829	8,363
Bad debt reserve for sold receivables	28,882	62,481
Other	28,682	19,112

Total	231,778	256,790

     Other accruals mainly relate to legal fees and lawsuits, audit fees, public fees and consulting services.

     In establishing accruals, management assesses different scenarios of reasonably estimated outcomes in determining the amount that the Company is expected to pay upon the resolution of a contingency. The Company records the most likely of all scenarios contemplated or, if none of the scenarios is more likely to occur, the scenario with the lowest amount is considered in establishing the accrual.

     During the year ended December 31, 2001, the Company formally terminated certain leases, which require the Company to refurbish the properties as they are vacated. Upon termination of the leases, the Company recorded an accrual totaling EUR 1,912. The Company utilized EUR 1,456 and released EUR 456 of this accrual in 2002. As of December 31, 2002, the Company recorded an accrual totaling EUR 8,363 for certain non-cancellable lease contracts related to premises which the Company vacated in 2003. This accrual covers the minimum lease payments until the end of the lease contracts. The Company utilized EUR 3,297 and accrued an additional EUR 1,763 in 2003. As of December 31, 2003, the Company has an accrual of EUR 6,829 that it expects to be fully utilized.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(12)   DEFERRED INCOME

At December 31,	2003	2002
Unearned income	143,266	122,850
Unamortized balance on sale of tax benefits	51,573	58,686

	194,839	181,536
Less non-current portion	(44,461)	(51,573)

Deferred income net of non-current portion	150,378	129,963

     The deferred income mainly relates to prepaid access fees, monthly base fees, leased lines to commercial customers, prepaid mobile fees and rental income from site sharing. These fees are amortized over the period the service is provided.

     Additional information concerning the sale of tax benefits is contained in note (15).

(13)   ASSET RETIREMENT OBLIGATION

     The Company adopted SFAS No. 143 as of January 1, 2003 and recorded the following additions to long-lived assets, asset retirement obligation and a cumulative change in accounting principles:

January 1, 2003
Addition to long-lived assets	6,288
Addition to accumulated depreciation	(2,263)
Cumulative effect of change in accounting principle	17,929

Asset retirement obligations	21,954

     The roll-forward of the asset retirement obligation starting January 1, 2003 is as follows:

Asset retirement obligations as of January 1, 2003	21,954
Foreign exchange difference	(3)
Liability incurred in the current period	451
Accretion expense	1,336
Settlement	(461)
Release	(15)

Asset retirement obligations as of December 31, 2003	23,262

     The Company recorded asset retirement obligations for the retirement and decommissioning of base stations, buildings, booths for public payphones and wooden masts impregnated with tar or salt.

     The Company has an obligation to operate a sufficient number of booths to assure that the Austrian population has sufficient access to telecommunications services. As long as the Company stays in business and technology does not materially change, the number of booths operated will be reduced but not eliminated completely for the foreseeable future. The Company estimated the number and timing of booths to be retired from service and estimated the asset retirement obligation based on probability-weighted cash flow estimates.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The Company has also recorded an asset retirement obligation for masts impregnated with tar or salt. Although the Company stopped setting up tar-masts in 1992, some will be in operation for approximately another 30 years. Masts impregnated with salt are currently in operation and set up for the foreseeable future. The average remaining useful life is 30 years. The Company has recorded an asset retirement obligation based on estimated settlement dates and expected cash flows.

     Additionally, the Company recorded asset retirement obligations for buildings concerning obligations for the disposal of hazardous substances that were used in prior decades.

     mobilkom austria rents land, rooftops and other premises for an unlimited period of time. As it becomes more difficult to obtain sites because of health concerns and as base stations are crucial to the business of a mobile communications operator, except as discussed below, mobilkom austria does not expect to, and will not give up the majority of its rented sites as long as it stays in business. As mobilkom austria has both the ability and the intent to renew its license indefinitely, the retirement obligation in relation to those base stations is indeterminate. mobilkom austria is therefore unable to estimate the fair value of an asset retirement obligation as potential settlement dates for the retirement obligation are not predictable. mobilkom austria will recognize the obligation as soon as sufficient information exists to estimate the range of potential settlement dates. However, mobilkom austria does estimate that approximately 5% of the base stations will be given up. Therefore, mobilkom austria recorded an asset retirement obligation based on expected cash flows and settlement dates.

     Additionally, mobilkom austria recorded asset retirement obligations for buildings and shops under operating leases in accordance with the obligation to refurbish the sites at the expiration of the lease contracts.

     Had the Company adopted SFAS No. 143 as of January 1, 2002 and measured the asset retirement obligation using the information, assumptions and interest rates in effect as of the date of the adoption of this Statement, the pro forma asset retirement obligation would have amounted to EUR 20,331.

(14)   LONG-TERM DEBT

     The outstanding long-term debt, other than lease obligations are summarized as follows:

At December 31,	Maturity	2003	2002
Bonds under EMTN Programme	2004-2013	745,117	—
Other bonds	2004-2013	159,741	175,537
Bank debt	2004-2011	1,967,509	2,347,652
Other	2008	790	15,691

		2,873,157	2,538,880
Less current portion of long-term debt		(530,869)	(458,995)

Long-term debt, net of current portion		2,342,288	2,079,885

     On June 30, 2003, Telekom Austria AG and Telekom Finanzmanagement GmbH (the 100% financing subsidiary of Telekom Austria AG) initiated a Euro Medium Term Note (“EMTN”) Programme. The payments of all amounts due in respect of notes issued by Telekom Finanzmanagement GmbH under this framework agreement will be unconditionally and irrevocably guaranteed by Telekom Austria AG. The maximum aggregate nominal amount of all notes outstanding at any time under the programme will not exceed the equivalent of EUR 2,500,000.

     Under this programme the Company successfully launched and placed a Eurobond offering which raised EUR 750,000 with a 10-year maturity and a coupon of 5.00% on July 10, 2003. The notes were issued at a discount including issue costs of EUR 9,053 (EUR 8,647 as of December 31, 2003) and were used to refinance existing debt.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Of the total bank debt, amounts of EUR 1,354,583 and EUR 1,751,264 at December 31, 2003 and 2002, respectively, are guaranteed by the Federal Republic of Austria. From the total long-term debt, as of December 31, 2003 and 2002, respectively, EUR 266,614 and EUR 286,947 are denominated in Japanese Yen and Swiss Francs. The loan of EUR 74,046 denominated in Japanese Yen is due in June 2004. The Company uses cross currency swaps to reduce the exposure to the risks of adverse changes in exchange rates as described in note (19).

     The interest rates of the loans vary between 2.2% and 7.3%. The weighted average interest rate for the periods ended December 31, 2003 and 2002, respectively, were 4.6% and 3.7% for bonds and 5.2% for bank debt in both years.

     The following bank debt is not guaranteed by the government as they were entered into after the privatization of the Company:

     In March 2000, the Company entered into a loan agreement for EUR 145,000 with the European Investment Bank. As of December 31, 2003, EUR 116,000 of the loan is outstanding in accordance with the repayment terms. Under the terms of this agreement, the Company must observe covenants requiring the Company to meet certain financial ratios.

     Further, in October 2000 the Company entered into a loan agreement for EUR 232,553. As of December 31, 2003 the loan is outstanding in full in accordance with the repayment terms. Under the terms of the contract the Company has to maintain certain investments, otherwise the loan becomes due. The interest rates vary depending on the rating of the Company.

     As of December 31, 2003, EUR 295,160 of a syndicated loan granted to mobilkom austria was outstanding. The original loan totaled EUR 305,000 and was guaranteed by Telekom Austria AG.

     In December 2002 VIPnet entered into a syndicated loan of EUR 150,000 of which EUR 96,200 were drawn. Outstanding debt is EUR 93,240 as of December 31, 2003. The loans become due between 2003 and 2008 and carry an interest rate of three month EURIBOR plus a margin that depends on operating performance and indebtedness and 0.375% commitment fees. The loan was used for the refinancing of the loans to VIPnet.

     In March 1999, Si.mobil entered into a loan agreement amounting to EUR 36,000 (original currency: Deutsche Mark 71,000) to finance the construction of the GSM network in Slovenia. The interest rate is three month LIBOR plus 1.075%. The loan is secured by bills of exchange, property, receivables and shares of Si.mobil. The loan is repayable until March 2007.

     As of December 31, 2003, the Company was in compliance with all covenants agreed to in the loan agreements mentioned above.

     As of December 31, 2003, outstanding debt to VIPnet’s minority shareholders is EUR 450.

     The year-end average interest rates for the long-term debt excluding interest rate swap agreements for 2003 and 2002 are as follows:

	2003	2002
Bonds	4.57%	5.32%
Bank debt	4.96%	3.49%

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Following is a table that shows the aggregate amounts of long-term debt maturing during the next five years and thereafter:

2004	530,869
2005	581,093
2006	492,099
2007	171,789
2008	290,990
Thereafter	806,317

(15)   LEASING

     The Company leases equipment used in its operations. The leases are classified as either operating or capital leases. The lease contracts expire on various dates through 2015.

     Future minimum lease payments for noncancelable operating leases, capital leases and cross border leases as of December 31, 2003 are:

	Cross
	border	Capital	Operating
	leases	leases	leases
2004	93,725	1,898	71,430
2005	101,542	166	64,686
2006	114,603	25	61,680
2007	135,375	6	60,211
2008	119,214	8	59,431
after 2008	752,090	—	54,271

Total minimum lease payments	1,316,549	2,103	371,709

Less amount representing interest	(361,846)	(16)

Present value of lease payments	954,703	2,087
Less current portion	(93,725)	(1,765)

Non-current lease obligations	860,978	322

     Total rent expense was EUR 74,358, EUR 67,666 and EUR 52,130 in 2003, 2002 and 2001, respectively.

Cross border leases

     In 1999 and 1998, the Company entered into various cross border lease transactions whereby certain equipment items, mainly switches, were sold to a U.S.-based trust and leased back over certain terms. Concurrent with the inception, the Company entered into Payment Undertaking Agreements (“PUA”) with several counter-parties whereby the counterparties agreed to make lease payments on behalf of the Company in exchange for a deposit. The counterparties in the PUAs received upfront payments totaling EUR 509,285 and EUR 113,763 for a portion of the debt assumed in 1999 and 1998, respectively. Interest accruing on the cash deposits matches interest on the debt portion financed through the deposit. In addition to the cash deposits, the Company purchased debt securities, deposited those securities with a custodian and pledged the securities to one of the counter-parties in the PUA; the balance is to cover the remaining portion of the present value of the lease obligation not yet covered by the cash

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

deposit made by the Company. The Company then also entered into a swap agreement with that same counterparty swapping the entire cash flows from the securities for cash flows from the portion of the lease payments that the counterparty is obligated to pay under the PUA. As a result of the swap agreement, interest income on the securities matches interest expense on the lease.

     In 1999, mobilkom austria entered into similar cross border lease transactions whereby certain equipment items (mainly transceiver stations, base station controllers and location registers) were sold to four U.S.-based trusts and leased back over certain terms.

     In 2001, the Company entered into a cross border lease transaction whereby certain equipment items, mainly switches were leased to a U.S.-based trust and leased back over certain terms. Concurrent with the inception, the Company entered into PUAs with several counterparties whereby the counterparties agreed to make lease payments on behalf of the Company in exchange for the upfront lease payments received under the head lease. The counter-parties in the PUAs received upfront payments totaling EUR 200,526 for a portion of the debt assumed in 2001. In addition to the PUAs the Company provided a loan of EUR 66,554 to the U.S.-based trust. Interest accruing on the PUAs and the loan match interest on the debt portion.

     The difference between the cash proceeds from the sale and the present value of the future minimum lease payments represents a gain on the sale of a tax benefit. The net cash effect resulting from these transactions relates to the total gain from the sale of the tax benefits which amounted to EUR 14,547, EUR 44,437 and EUR 7,337 in 2001, 1999 and 1998, respectively. The Company is amortizing these amounts over the term of the lease. The cash deposits, the securities purchased in connection with the PUAs and the upfront payments received for the head lease and the lease obligations are recorded separately on the balance sheets as the Company has not been released from their obligation under the lease and a legal right to offset does not exist. Accordingly, interest income and expenses in an equal amount totaling EUR 65,669, EUR 70,634 and EUR 58,598 have been recognized in 2003, 2002 and 2001, respectively.

     Total assets and liabilities recorded in connection with the cross border leases are as follows:

At December 31,	2003	2002
Securities held-to-maturity, non-current	119,793	138,454
Other assets	834,910	1,038,580

Total assets in connection with cross border leases	954,703	1,177,034
Of which current	94,517	103,978
Lease obligations	954,703	1,177,034
Of which current	93,725	102,719

     In 2001, two banks issued letters of credit to the trust for the liabilities of the Company. As of December 31, 2003, these letters of credit totaled EUR 108,497.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(16)   EMPLOYEE BENEFIT OBLIGATIONS

     Long-term liabilities for employee benefits consist of the following:

At December 31,	2003	2002
Contractual termination benefits	31,932	132,346
Service awards	46,870	57,862
Severance	67,606	32,612
Pensions	9,552	9,709

Total	155,960	232,529

Contractual termination benefits

     In June 2000, June 1999 and in November 1997, the Company offered voluntary retirement incentive programs (“VRIPs”) to civil servants who cannot be terminated involuntarily. An obligation for VRIPs was recognized when the eligible civil servant accepted the offer. The present value of the obligation is determined based on current compensation levels and the law. An annual increase of 2.5% for future years and a discount rate of 4.5% are used. VRIPs are not funded.

     On January 1, 2002 a law was enacted that covers civil servants after the age of 55 by a governmental retirement plan with the effect of reducing the Company’s obligation under the VRIPs. Following that law the Company reversed EUR 26,802 and EUR 57,366 of these accruals in 2003 and 2002, respectively. As of December 31, 2003, the accrual for the VRIPs relate to 120 employees. In connection with VRIPs the Company made payments of EUR 69,634, EUR 95,262 and EUR 68,456 during 2003, 2002 and 2001, respectively.

     Expenses as well as the reversals of accruals are reflected as a reduction of employee costs in the accompanying consolidated statement of operations.

Actuarial assumptions

     The assumptions used in the measurement of obligations for service awards, severance payments and pensions are shown in the following table:

At December 31,	2003	2002	2001
Actuarial assumptions:
Discount rate	5.0%	5.0%	5.0%
Rate of compensation increase — civil servants	4.0%	3.7%	3.6%
Rate of compensation increase — other employees	2.5%	3.7%	3.6%
Rate of increase of pensions	1.8%	1.1%	1.1%

Service awards

     Civil servants and certain employees (together “employees”) are eligible to receive service awards. Under these plans, eligible employees receive a cash bonus after a specified service period. The bonus is equal to two months salary after 25 years of service and four months salary after 40 years of service. Employees with at least

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

35 years of service when retiring are also eligible to receive a bonus equal to four months salary. The compensation is accrued as earned over the period of service taking into account estimates of employees whose employment will be terminated or who will retire prior to reaching the required service period. All actuarial gains and losses are recognized immediately in the period realized.

     The following table provides the components and a reconciliation of the changes in service awards for the years ended December 31, 2003 and 2002, respectively:

	2003	2002
Accrual at the beginning of the year	57,862	59,186
Change in reporting entities	—	2,744
Service cost	2,301	2,348
Interest cost	2,814	3,024
Recognized actuarial gains	(12,125)	(6,930)
Benefits paid	(3,982)	(2,510)

Accrual at the end of the year	46,870	57,862

Severance

     Severance benefit obligations for employees hired before January 1, 2003 are covered by defined benefit plans as described below. Following a legal change, obligations for employees starting to work for the Company after January 1, 2003 are covered by a defined contribution plan and the Company paid EUR 119 to this deferred contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2003.

     Eligible employees receive severance payments equal to a multiple of their monthly compensation which comprises fixed compensation plus variable elements such as overtime and bonuses. Maximum severance is equal to a multiple of twelve times eligible monthly compensation. Up to three months of benefits are paid upon termination, with any benefit in excess of that amount being paid in monthly installments over a period not exceeding ten months. In case of death, the heirs of an eligible employee will receive 50% of the severance benefits.

     The following tables provide the components of the net periodic benefit cost and a reconciliation of the changes in severance benefit obligations for the years ended December 31, 2003, 2002 and 2001, respectively:

	2003	2002	2001
Service cost	4,218	3,926	1,893
Interest cost	1,784	1,311	924
Amortization of unrecognized net obligation	308	221	29
Curtailment loss / settlement	1,090	683	1,876

Net periodic benefit cost	7,402	6,141	4,722

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

	2003	2002
Projected benefit obligation at the beginning of the year	36,849	22,415
Change in reporting units	(587)	4,249
Service cost	4,218	3,926
Interest cost	1,784	1,311
Actuarial (gains) losses	(11,004)	7,459
Curtailment loss / settlement	1,090	683
Benefits paid	(2,723)	(3,194)

Projected benefit obligation at the end of the year	29,627	36,849
Unrecognized net actuarial losses	(4,782)	(16,093)

Accrued liability at the end of the year	24,845	20,756
Voluntary severance obligation	42,761	11,856

Total accrued severance liabilities at the end of the year	67,606	32,612

     The liability for voluntary severance payments relates to individuals who are generally not entitled to severance payments, but have accepted a special offer by the Company to receive severance payments for voluntary termination of employment.

     Until November 28, 2003, the government offered to civil servants at a certain age an early retirement at reduced future pension payments. The Company offered these eligible employees additional severance payments to further encourage the acceptance of the government offer. The Company incurred a legal obligation to civil servants making use of this opportunity and accrued severance costs of EUR 39,630 and other costs of EUR 7,678 in 2003. Telekom Austria does not expect any future liabilities in addition to these accruals. Due to this one-time offer the Company’s workforce was reduced by 650 civil servants in 2003.

Pensions

Defined contribution pension plans

     Pension benefits are generally provided by social security for employees and by the government for civil servants in Austria. The Company is required to assist in funding the Austrian government’s pension and health care obligations to the Company’s current and former civil servants and their surviving dependents. The Company was legally obligated to make annual contributions to the Austrian government for active civil servants. These contributions gradually increased from 27.5% in 2000 to 30.1% in 2003. Beginning in October 2005 the contribution will be reduced to 28.3%. Contributions to the government, net of the share contributed by civil servants, were EUR 51,520, EUR 52,647 and EUR 56,380 in 2003, 2002 and 2001, respectively.

     In 2000 and 1999, the Company sponsored a defined contribution plan covering substantially all employees of one subsidiary. In 2001, this plan was also offered to the employees of Telekom Austria and all its other Austrian subsidiaries. The Company’s contributions to this plan are based on a percentage of the compensation not exceeding 5% of the salaries. The annual cost of this plan amounted to approximately EUR 9,082, EUR 6,961 and EUR 4,669 in 2003, 2002 and 2001, respectively.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Defined benefit pension plan

     The Company provides defined benefits for certain former employees. All of such employees are retired and were employed prior to January 1, 1975. This unfunded plan provides benefits based on a percentage of the salary and on the years employed, not exceeding 80% of the salary before retirement including the pension provided by social security.

     The Company uses the projected unit credit method to determine pension cost for financial reporting purposes. In conjunction with this method the Company amortizes actuarial gains and losses using the corridor method.

     The pension benefits for 2003, 2002 and 2001 are shown in the following table:

	2003	2002	2001
Interest cost	396	424	504
Amortization of actuarial gain	(64)	(50)	(59)
Amortization of unrecognized transition obligation	343	343	343

Net periodic pension benefit cost	675	717	788

     The following table provides a reconciliation of the changes of benefit obligations for the years ended December 31, 2003 and 2002, respectively:

	2003	2002
Projected benefit obligation at the beginning of the year	8,327	8,926
Interest cost	396	424
Actuarial gains	(273)	(128)
Benefits paid	(832)	(895)

Projected benefit obligation at the end of the year	7,618	8,327
Unrecognized net gain	1,934	1,725
Unrecognized transition obligation	—	(343)

Accrued pension liability	9,552	9,709

(17)   STOCK BASED COMPENSATION

Stock option plan

     On October 4, 2000, the shareholders of Telekom Austria approved stock option plans for employees of the Company and mobilkom austria. Under this plan, the Company may grant a total of 4,686,881 options, each of which entitle eligible grantees upon exercise of the option to receive at their choice either cash equal to the difference between the average quoted price of Telekom Austria stock during the five trading days preceding the exercise and the IPO price of Euro 9 or shares at an exercise price of Euro 9. One option is convertible into one share. The options granted may be exercised on specific dates between May 31, 2002, and February 27, 2004, as long as the average share price during the five days prior to exercise exceeds the initial public offering price by 30% or more.

     On November 21, 2000, the Company granted all 4,686,881 options. In 2003, 2002 and 2001, respectively, 164,077, 520,766 and 733,188 options were forfeited, therefore; 3,268,850, and 3,432,927 options are outstanding as of December 31, 2003 and 2002, respectively.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     As the stock option plans are accounted for in accordance with APB Opinion 25 and related interpretations, the amount of the liability is measured each period based on the current stock price. As the stock price as of December 31, 2003, 2002 and 2001 did not exceed the hurdle and was not deemed “probable”, no compensation expense was recorded in 2003, 2002 and 2001 (see note (27)).

(18)   INCOME TAXES

     Income (loss) before income taxes, minority interests and cumulative effect of a change in accounting principle is attributable to the following geographic locations:

	2003	2002	2001
Domestic	186,197	33,710	(199,049)
Foreign	46,360	10,101	(1,019)

Total	232,557	43,811	(200,068)

     As described in note (2), on June 28, 2002 the Company acquired the remaining outstanding interest of mobilkom austria through the acquisition of Autel. mobilkom austria has been consolidated since that date. Prior to the acquisition of Autel on June 28, 2002, the Company held a 74.999% interest in mobilkom austria which was accounted for under the equity method. In the first quarter 2001, mobilkom austria recorded a tax expense of EUR 134,437 due to a change in tax status of mobilkom austria AG from a taxable entity to a nontaxable pass-through entity which occurred in the first quarter of 2001 and which was effective retroactive to July 1, 2000 for tax purposes. Correspondingly, the Company recorded its 74.999% proportional share of mobilkom austria’s tax expense and recognized a deferred tax benefit during the three month period ended March 31, 2001. Thus, the direct income tax effects on the Company of the change in tax status of mobilkom austria and the proportional pickup from the income tax expense reported by mobilkom austria essentially offset each other in the income tax expense reported by the Company for the year ended December 31, 2001.

     Income tax expense (benefit) attributable to income (loss) before income taxes, minority interests and extraordinary items for the years ended December 31, consisted of the following:

	2003	2002	2001
Current
Domestic	8,899	1,097	(292)
Foreign	14,511	5,771	—

	23,410	6,868	(292)
Deferred
Domestic	52,506	15,627	(94,278)
Foreign	7,120	3,617	(343)

	59,626	19,244	(94,621)

Total	83,036	26,112	(94,913)

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Benefits of operating loss carryforwards of EUR 1,818, EUR 8,641 and EUR 7,799 were included in the deferred tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001, respectively.

     Total income tax expense (benefit) was recorded as follows:

	2003	2002	2001
Continuing operations	83,036	26,112	(94,913)
Other comprehensive income	2,787	1,024	(6,683)
Additional paid in capital	451	424	—

	86,274	27,560	(101,596)

     The Company is subject to income taxes in Austria at a rate of 34% of taxable income. The following table shows the principal components for the difference between the reported income tax expense (benefit) and the amount of income tax expense (benefit) that would result from applying the Austrian statutory income tax rate to income (loss) before income taxes, minority interests and changes in cumulative effect of a change in accounting principle:

	2003	2002	2001
Income tax expense (benefit) at statutory rate	79,069	14,896	(68,023)
Foreign tax rate differential	(7,053)	(2,125)	31
Non-deductible expenses	3,792	335	150
Tax incentives	(3,673)	(3,626)	(2,105)
Tax free income from investments	(563)	(1,163)	(1,603)
Tax rate differential on equity in earnings of affiliates	—	(1,389)	10,611
Nondeductible goodwill amortization and impairment charges	—	4,388	647
Tax benefit recognized for prior year goodwill amortization and impairment	—	—	(40,080)
Change in valuation allowance	7,724	11,008	5,456
Other	3,740	3,788	3

Income tax expense (benefit)	83,036	26,112	(94,913)

Effective income tax rate	35.7%	59.6%	47.4%

     Non-deductible expenses mainly consist of interest expenses on shareholder loans. Tax incentives principally consist of research incentives.

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31 are shown below.

	2003	2002
Deferred tax assets
Goodwill	34,846	44,615
Deferred deduction for write downs of investments in subsidiaries	63,219	76,858
Operating loss carryforwards	227,956	207,232
Long-term debt	6,614	13,362
Other liabilities	10,484	5,542
Employee benefit obligations	3,745	—
Other	8,276	12,354

Total deferred tax assets	355,140	359,963
Valuation allowance	(81,639)	(16,214)

Deferred tax assets, net of valuation allowance	273,501	343,749

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

	2003	2002
Deferred tax liabilities
Property, plant and equipment	(30,244)	(39,683)
Long-term investments	(8,690)	—
Other intangible assets	(97,347)	(88,178)
Accrued liabilities	(350)	(4,892)
Other assets	(5,277)	(13,866)
Employee benefit obligation	—	(30)
Other	(8,093)	(12,351)

Total deferred tax liabilities	(150,001)	(159,000)

Net deferred tax	123,500	184,749

     At December 31, 2003, the Company had approximately EUR 701,516 of operating loss carryforwards. Thereof, EUR 110,598 relate to foreign subsidiaries. Of these loss carryforwards relating to foreign subsidiaries, EUR 110,114 have expiration dates as follows:

Years	Amount
2004	8,111
2005	28,087
2006	40,214
2007	24,346
2008	8,465
2009	891
2010	—

Total	110,114

     The remaining amount of operating loss carryforwards are in Austria and do not expire. In Austria the annual usage is limited to 75% of the taxable income for that year.

     In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2003 the Company has recognized a net deferred tax asset of EUR 124,138 related to the operations in Austria. In order to realize this deferred tax asset the Company will need to generate future taxable income exclusive of reversing taxable temporary differences of approximately EUR 486,815 over an indefinite period in Austria.

     Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences and operating loss carry forwards, net of valuation allowances. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

     During the years ended December 31, 2003 and 2002 deferred tax expenses of EUR 6,560 and EUR 11,008, respectively, were recognized as adjustments to the valuation allowance because of a change in circumstances that caused a change in judgement about the realizability of the related deferred tax asset in future years. In 2003 and 2002 the valuation allowance increased by EUR 65,425 and EUR 10,758, respectively. Thereof EUR 57,701 and EUR 250 had no impact on the income statement in 2003 and 2002, respectively.

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

     The Company uses into various types of financial instruments including derivative financial instruments in the normal course of business for purposes other than trading.

     By their nature, all such instruments involve risk, including market risk and credit risk of nonperformance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheets. However, at December 31, 2003 and 2002, in management’s opinion the probability of nonperformance of the counterparties in these financial instruments was remote.

Credit risk

     The Company monitors its exposure to credit risk. The Company does not have any significant exposure to any individual customer or counterparty, nor does it have any major concentration of credit risk related to any financial instrument other than noted under section concentration of credit risk in significant accounting policies.

     The Company does not require collateral in respect of financial assets. In order to reduce the risk of nonperformance by the other parties to swap agreements, the contracts are subject to the International Swap Dealers Agreement.

Market risk

     The market risk is monitored by using value-at-risk models for interest rate as well as currency risk for the long-term debt and derivative portfolios.

Information with respect to cash flow hedges

     Changes in the fair value of interest rate swaps designated as hedging instruments of variability of cash flows associated with variable rate long-term debt are reported in accumulated other comprehensive income. These amounts are subsequently classified into financial income as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings. In 2003 and 2002, respectively, no hedge ineffectiveness occurred.

Interest rate swap agreements

     In the years 1995 to 1997 the Company entered into interest rate swaps to reduce the aggregate exposure to changes in floating interest rates and fair market value fluctuations of the debt portfolio. Fixed interest rate payments as of December 31, 2003, ranged from 6.7% to 3.0%. Floating-rate payments are based on rates tied to different inter-bank offered rates.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     In line with its risk policy the Company entered into fix to floating interest rate swaps in 2003. The floating rate is based on EURIBOR and enables the company to participate from current low short-term interest rates.

     The following table indicates the types of swaps in use at December 31, 2003 and 2002, and their weighted-average interest rates and the weighted-average remaining terms of the interest rate swap contracts. Average variable rates are those in effect at the reporting date and may change significantly over the lives of the contracts:

	2003	2002
Variable to fixed swaps in EUR
Notional amount in EUR	181,682	181,682
Average receive rate	2.25%	3.35%
Average pay rate	6.47%	6.47%
Average maturity in years	1.4	2.4
Fixed to variable swaps in EUR
Notional amount in EUR	300,000	—
Average receive rate	5.00%	—
Average pay rate	2.96%	—
Average maturity in years	9.5	—
Variable to fixed swaps in Japanese Yen (“JPY”)
Notional amount in JPY	10,000,000	10,000,000
Notional amount in EUR	74,047	80,392
Average receive rate	0.005%	0.01%
Average pay rate	3.15%	3.15%
Average maturity in years	0.5	1.5

Foreign exchange agreements

     The Company entered into foreign currency denominated loans because of low interest rates connected to loans denominated in Japanese Yen and Swiss Francs (“SFR”). The use of cross currency swaps allows the Company to reduce the exposure to the risk of adverse changes in exchange rates. Fixed interest rates as of December 31, 2003, range from 6.4% to 7.7%.

     The following table indicates the types of foreign exchange agreements in use at December 31, 2003 and 2002, and if applicable their weighted-average interest rates, the weighted-average remaining terms and the respective exchange rates of the contracts:

	2003	2002
Cross Currency Swaps EUR – SFR
Notional amount in EUR	176,635	176,635
Notional amount in SFR	300,000	300,000
Average receive rate — SFR	5.47%	5.47%
Average pay rate — EUR	7.65%	7.65%
Average maturity in years	1.4	2.4

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

	2003	2002
Cross Currency Swaps EUR — JPY
Notional amount in EUR	73,554	73,554
Notional amount in JPY	10,000,000	10,000,000
Average receive rate — JPY	3.15%	3.15%
Average pay rate — EUR	6.41%	6.41%
Average maturity in years	0.5	1.5
Forward exchange contracts — US $
Notional amount in EUR	2,862	3,599
Notional amount in US $	3,350	3,600
Forward exchange rate (weighted)	1.17	1.00
Exchange rate as of the balance sheet date	1.26	1.05
Longest term of the contracts	February 2004	March 2003

The notional amounts of the derivative instruments above do not represent amounts exchanged by the parties and, therefore, are not a measure of our exposure. The Company’s exposure is limited to the fair value of the contracts with a positive fair value plus interest receivable, if any, at the reporting date.

     The following table summarizes the fair values of financial instruments:

	2003		2002
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial instruments
Cash	201,926	201,926	27,337	27,337
Accounts receivable — trade	559,872	559,872	451,934	451,934
Balances due from related parties	1,549	1,549	6,723	6,723
Accounts payable — trade	(589,368)	(589,368)	(649,890)	(649,890)
Payables to related parties	(26,657)	(26,657)	(37,198)	(37,198)
Securities held-to-maturity	124,951	141,547	138,454	159,469
Securities available-for-sale	19,344	19,344	18,948	18,948
Long-term debt	(2,342,288)	(2,423,348)	(2,079,885)	(2,203,008)
Derivative financial instruments
Interest rate swap agreements	(19,582)	(19,582)	(20,996)	(20,996)
Cross currency swap agreements	13,065	13,065	36,034	36,034
Foreign currency forward contract	(180)	(180)	(160)	(160)

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

     For derivatives designed either as fair value or cash flow hedges, changes in the time value of the derivatives are excluded from the assessment of hedge effectiveness and are recorded in earnings. Hedge ineffectiveness, determined in accordance with SFAS No. 133 had no impact on the Company’s earnings for the years ended December 31, 2003 and 2002, respectively. No fair value hedges or cash flow hedges were derecognized or discontinued during the years ended December 31, 2003 and 2002, respectively.

     The cumulative unrealized gains and losses for hedging activities recorded in other comprehensive income are as follows:

	December 31,	December 31,
	2003	2002
Unrealized Losses
Gross	(10,645)	(17,148)
Less income tax	3,498	5,559

Net of income tax	(7,147)	(11,589)
Unrealized Gains
Gross	—	1,890
Less income tax	—	(643)

Net of income tax	—	1,247

Unrealized net loss	(7,147)	(10,342)

Other comprehensive income

     Other comprehensive income consist of the following items:

	Unrealized gain	Unrealized gain		Accumulated other
	(loss) on	(loss) on hedging	Foreign currency	comprehensive
	securities	activities	translation	income
Balance January 1, 2001	1	—	(28)	(27)
Cumulative effect of accounting change, net of income tax	—	(10,959)	—	(10,959)
Changes, net of income tax	(162)	(2,102)	14,630	12,366

Balance December 31, 2001	(161)	(13,061)	14,602	1,380
Changes, net of income tax	(687)	2,719	(6,496)	(4,464)

Balance December 31, 2002	(848)	(10,342)	8,106	(3,084)
Changes, net of income tax	2,214	3,195	(10,690)	(5,281)

Balance December 31, 2003	1,366	(7,147)	(2,584)	(8,365)

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Sale of American call option

     On November 21, 2000, Telekom Austria purchased 3,832,248 American call options for a premium of EUR 12,527. The expiration date is February 27, 2004. The underlying share of the American call option is the share of Telekom Austria AG. The strike and execution price of the call option is Euro 9 and settlement is either physical delivery of the shares or cash, at the request of Telekom Austria. The American call option will be used to satisfy any obligation resulting from the stock option plan. As of December 31, 2003, together with mobilkom austria, the Company holds 3,326,881 options.

     In 2003, the Company sold 610,000 American call options for an aggregate price of EUR 957. In 2002, the Company sold 717,701 American call options for an aggregate price of EUR 1,245. As the original acquisition of the options was accounted for as permanent equity under the provisions of EITF 00-19, proceeds from the sale of the options have been credited net of tax directly to additional paid in capital in the accompanying statement of changes in shareholders’ equity.

Treasury shares

     At the Annual General Meeting on June 4, 2003, the Management Board was authorized to increase the share capital by up to EUR 21,810 in order to provide stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company for a period of five years, ending 2008.

     In addition, the Management Board was authorized to acquire up to 50 million treasury shares at a minimum price of Euro 9 and a maximum price of Euro 15 per share during a period of 18 months, ending at the end of 2004, and is empowered to either retire these shares or use them to satisfy the obligation under the stock option program described in note (17).

Restricted earnings

     Under the “Austria Stock Corporation Act”, retained earnings available for distribution to shareholders are based upon the unconsolidated retained earnings of Telekom Austria AG as reported in its balance sheet determined in accordance with the Austrian Commercial Code.

     The net income of Telekom Austria AG including released untaxed reserves of EUR 63,096 amounts to EUR 396,710. According to the Stock Corporation Act, Article 126, the supervisory board and the management board have decided to transfer EUR 300,000 to retained earnings, resulting in unappropriated profits of EUR 69,710. The management board and supervisory board plan to propose to the shareholders at the annual general shareholders’ meeting a distribution from unappropriated earnings of Euro 0.13 per zero par value share.

(21)   REVENUES

Year ended December 31,	2003	2002	2001
Revenues from services	3,726,955	2,931,892	2,555,596
Revenues from sales of merchandise	242,795	186,172	104,064

Total	3,969,750	3,118,064	2,659,660

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(22)   OTHER OPERATING EXPENSES

Year ended December 31,	2003	2002	2001
Interconnection	421,787	361,608	562,736
Repairs	178,256	167,496	137,345
Services received	201,050	99,395	39,626
Advertising and marketing	198,362	153,737	75,368
Other support services	107,079	87,121	59,027
Rental expenses	74,358	67,666	52,130
Commission expenses	41,078	25,347	4,531
Bad debt expenses	30,629	39,184	15,069
Legal and other consulting	44,451	54,368	55,304
Charges from related parties	15,013	32,980	35,062
Travel expenses	23,696	23,363	24,676
Other taxes	7,201	8,665	5,242
Energy	21,979	21,285	21,752
Training expenses	13,129	11,773	7,131
Other	85,453	51,366	58,931

Total	1,463,521	1,205,354	1,153,930

     In accordance with SFAS No. 144, as amended, the net loss from retirement of long-lived assets in 2003, 2002 and 2001 respectively, of EUR 41,571, EUR 18,715 and EUR 39,020 is presented in other operating expenses, other.

(23)   OTHER, net

Year ended December 31,	2003	2002	2001
Foreign exchange losses	(246,883)	(216,261)	(63,632)
Foreign exchange gains	242,013	211,422	56,474
Dividend income	48	448	2,229
Other	4,255	6,721	2,173

Total	(567)	2,330	(2,756)

(24)   COMMITMENTS AND CONTINGENCIES

     In the normal course of business the Company is subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to interconnection. Such matters are subject to many uncertainties, and outcomes are not predictable with certainty. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2003. These matters could affect the operating results or cash flows of any one quarter when resolved in future periods. However, management believes that after final disposition, any monetary liability or financial impact to the Company beyond that provided for at year-end would not be material to its consolidated financial statements.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(25)   CASH FLOW STATEMENT

     Following is a summary of supplemental cash flow information:

Years ended December 31,	2003	2002	2001
Cash paid for
Interest	182,836	173,940	180,436
Income taxes	16,246	10,558	10,235
Cash received for
Interest	3,128	11,122	18,176
Tax refunds	—	21	91,255
Non cash investing and financing
Dividends	—	28,294	267,505
Cross border leasing	—	—	86,315

(26)   SEGMENT REPORTING

     As of January 1, 2003 management reorganized its operations into three segments: wireline, wireless and other activities. The segment reporting for the years 2002 and 2001 was reformatted to provide comparable data.

     Wireline includes fixed line, data communications and internet services and focuses on wholesale and retail customers. Wholesale customers including telecommunications operators and service providers are offered network-based services, while retail customers, including business and residential end-users are offered voice telephony, data communications, internet and other services.

     Wireless, operated by our mobile communications segment, offers a full range of digital mobile communications services to business and residential customers.

     The segment other activities contains the financing activities of the Company.

     Adjusted EBITDA is defined by the Company as operating income before depreciation, amortization and impairment charges. The Company uses adjusted EBITDA to measure the performance of segments because it is commonly used in the telecommunications industry as a comparative measure of financial performance. In addition, the Company believes it is a widely accepted indicator of its ability to incur and service debt.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see note (1)).

     For the period ended December 31, 2003, the segment totals reconcile to the consolidated financial statements as a result of eliminating transactions and balances between consolidated segments. For the periods ended December 31, 2002 and 2001, respectively, the reconciliation additionally includes the results of operations of mobilkom austria prior to June 28, 2002 (see note (2)).

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

			Other	Segment
	Wireline	Wireless	activities	totals	Eliminations	Consolidated
Year ended December 31, 2003
External revenues	2,029,893	1,939,857	—	3,969,750	—	3,969,750
Intersegmental revenues	167,758	90,344	—	258,102	(258,102)	—

Total revenues	2,197,651	2,030,201	—	4,227,852	(258,102)	3,969,750
Adj. EBITDA (excl. Impairment charges)	780,508	727,057	(45)	1,507,520	2,277	1,509,797
Impairment charges	6,825	—	—	6,825	—	6,825
Adj. EBITDA (incl. Impairment charges)	773,683	727,057	(45)	1,500,695	2,277	1,502,972
Depreciation and amortization	807,935	325,620	—	1,133,555	(407)	1,133,148
Operating Income	(34,252)	401,437	(45)	367,140	2,684	369,824
Total assets	6,116,105	3,131,630	1,125,178	10,372,913	(2,476,648)	7,896,265
Additions to property, plant and equipment	300,991	294,629	—	595,620	(363)	595,257

			Other	Segment		Mobile
	Wireline	Wireless	activities	totals	Eliminations	communications	Consolidated
Year ended December 31, 2002
External revenues	2,090,006	1,819,219	—	3,909,225	not provided
Intersegmental revenues	170,005	90,132	—	260,137

Total revenues	2,260,011	1,909,351	—	4,169,362	(144,348)	(906,950)	3,118,064
Adj. EBITDA (excl. Impairment charges)	807,562	649,487	(73)	1,456,976	7,691	(349,109)	1,115,558
Impairment charges	41,871	—	—	41,871	—	—	41,871
Adj. EBITDA (incl. Impairment charges)	765,691	649,487	(73)	1,415,105	7,691	(349,109)	1,073,687
Depreciation and amortization	880,971	268,757	—	1,149,728	(196)	(133,220)	1,016,312
Operating Income	(115,280)	380,730	(73)	265,377	7,887	(215,889)	57,375
Total assets	6,428,133	2,832,149	1,007,006	10,267,288	(1,732,950)	—	8,534,338
Additions to property, plant and equipment	340,710	321,656	—	662,366	(2,300)	(129,100)	530,966

			Other	Segment		Mobile
	Wireline	Wireless	activities	totals	Eliminations	communications	Consolidated
Year ended December 31, 2001
External revenues	2,437,429	1,506,026	—	3,943,455	not provided
Intersegmental revenues	222,108	207,153	292	429,553

Total revenues	2,659,537	1,713,179	292	4,373,008	(169)	(1,713,179)	2,659,660
Adj. EBITDA (excl. Impairment charges)	814,821	564,716	(72)	1,379,465	(7)	(564,716)	814,742
Impairment charges	145,126	—	—	145,126	—	—	145,126
Adj. EBITDA (incl. Impairment charges)	669,695	564,716	(72)	1,234,339	(7)	(564,716)	669,616
Depreciation and amortization	904,075	267,784	—	1,171,859	—	(267,784)	904,075
Operating Income	(234,380)	296,932	(72)	62,480	(7)	(296,932)	(234,459)
Total assets	7,352,012	2,214,101	520,046	10,086,159	(144,736)	(2,214,101)	7,727,322
Additions to property, plant and equipment	449,031	363,177	—	812,208	—	(363,177)	449,031

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

EBITDA differs from consolidated net income as a result of the following differences:

	Year ended December 31,
	2003	2002	2001
Adj. EBITDA — segment totals	1,507,520	1,456,976	1,379,465
Impairment charges	(6,825)	(41,871)	(145,126)

Adj. EBITDA — segment totals	1,500,695	1,415,105	1,234,339
Depreciation and amortization	(1,133,148)	(1,016,312)	(904,075)
Interest income	75,167	88,191	82,683
Interest expense	(230,979)	(244,628)	(240,986)
Adj. EBITDA — mobilkom austria prior to acquisition	—	(349,109)	(564,715)
Equity in earnings of affiliates — mobilkom austria prior to acquisition	—	142,906	197,941
Equity in earnings of affiliates — other	19,112	(2,363)	(2,491)
Other	1,710	10,021	(2,764)

Income before taxes, minority interests and cumulative effect of change in accounting principle	232,557	43,811	(200,068)
Income tax expense	(83,036)	(26,112)	94,913
Minority interests	(3,422)	(4,910)	530
Cumulative effect of change in accounting principle, net of tax	(11,858)	—	—

Net income	134,241	12,789	(104,625)

     In 2003, 2002 and 2001, more than 89%, 90% and 94%, respectively, of the revenues generated by the reportable segments relate to operations in Austria. As of December 31, 2003 and 2002, respectively, 93% and 94% of the long-lived assets were located in Austria.

(27)   SUBSEQUENT EVENTS

     On January 21, 2004, Telecom Italia International N.V. sold its residual shareholding, corresponding to 73.9 million shares or 14.78% of Telekom Austria’s share capital, in a private placement to institutional investors at a price of Euro 10.55 per share. Following completion of this transaction, the free float in Telekom Austria’s share capital increased to 52.83%. The remaining stake is owned by ÖIAG, representing the Republic of Austria. ÖIAG and Telekom Austria have each entered into lock-up agreements that end on May 31, 2004.

     On February 16, 2004, the Company acquired 33.33% of IVS Interactive Video Services GmbH, Vienna, bringing its total interest to 100%. The purchase price amounted to EUR 202.

     As of February 27, 2004, the average share price had exceeded the Initial Public Offering price by 30% or more for five consecutive days. Therefore, the 3,268,850 stock options / stock appreciation rights discussed in note (17) became exercisable. Therefore, compensation expense estimated at EUR 8,832 will be recorded in the first quarter 2004.

     On February 27, 2004, the Company exercised its 3,326,881 American call options on treasury shares which were acquired during the Initial Public Offering in November 2000 to limit the Company’s exposure under the stock option plan that expired on February 27, 2004. The strike price of each call option was Euro 9. Following the exercise of the options, 3,326,881 Telekom Austria shares, i.e. 0.67% of its share capital, were credited to the accounts of Telekom Austria through an off-market transaction on March 3, 2004.