Form 20-F
period 2004-12-31
TELEKOM AUSTRIA AG
filed 2005-04-13
CIK 1127051

As filed with the Securities and Exchange Commission on April 13, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004
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

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

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

REFERENCES

     In this annual report, “Telekom Austria” or “we” refers to Telekom Austria AG and its consolidated subsidiaries, of which mobilkom austria AG & Co KG and its subsidiaries are a part of. If mobilkom austria AG & Co KG or one of its subsidiaries is being referred to, the full name of the Company is used. “mobilkom austria group” or the “Wireless segment” refers to mobilkom austria AG & Co KG and its subsidiaries.

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe”, “intend”, “anticipate”, “plan”, “expect” and similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks described in “Item 3.4. Risk factors”, and elsewhere in this annual report. Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines and subscribers, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction initiatives or other marketing initiatives;

•	the impact of insolvencies of our major customers or international suppliers;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new businesses, operating and financial initiatives, many of which involve start-up costs, and new systems and applications;

•	our ability to secure the licenses we need to offer services and the cost of these licenses and related network infrastructure expansions;

•	the progress and success of our domestic and international investments, joint ventures and alliances;

•	the impact of our new business strategies and transformation processes including the restructuring of operations;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of current and future litigation in which we are or will be involved;

•	the level of demand for our shares which can affect our business strategies;

•	our ability to further reduce our existing workforce;

•	changes in the law including regulatory, civil servants and social security, pensions and tax law;

•	concerns over health risks associated with the use of wireless handsets or radio frequency emissions from transmission masts; and

•	general economic conditions, government and regulatory policies, new legislation and business conditions in the markets we serve.

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

Item 2.  Offer Statistics and Expected Timetable

     Not applicable.

Item 3.  Key Information

3.1. SELECTED FINANCIAL AND OTHER DATA

     The following tables present a summary of consolidated financial and operating data for Telekom Austria. The financial data presented in these tables are derived from the consolidated financial statements which have been prepared in accordance with U.S. GAAP and are included elsewhere in this annual report. You should read those sections for a further explanation of the financial data summarized here. For a description of other factors which have affected or may affect our financial results, see “— 3.4. Risk factors” and “Item 5.1. Overview”.

     Prior to June 28, 2002, Telekom Austria held a 74.999% interest in mobilkom austria AG & Co KG. Due to certain substantive participating rights held by the minority shareholder, Telecom Italia Mobile International N.V., Telekom Austria’s investment in mobilkom austria was accounted for under the equity method. On June 28, 2002, we acquired 100% of Autel Beteiligungs GmbH, which held a 25.001% stake in mobilkom austria AG & Co KG, from Telecom Italia Mobile International N.V., bringing our total interest in mobilkom austria AG & Co KG to 100%. Consequently, we have consolidated the Wireless segment effective June 28, 2002. The consolidated statement of operations for the year ending December 31, 2002 reflects Telekom Austria’s equity in earnings of mobilkom austria group through June 28, 2002 and mobilkom austria group’s results of operations for the period June 28, 2002 until December 31, 2002.

     The consolidated financial statements for the years ended December 31, 2000 and 2001 have been audited in accordance with auditing standards generally accepted in the United States of America by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and Grant Thornton — Jonasch & Platzer Wirtschaftsprüfungs- und Steuerberatungsgesellschaft-OHG. The consolidated financial statements of Telekom Austria for the years ended December 31, 2002, 2003 and 2004 have been audited in accordance with auditing standards generally accepted in the United States of America by KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. The consolidated financial statements of mobilkom austria group for the years ended December 31, 2002 and 2003 have been audited in accordance with auditing standards generally accepted in the United States of America by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH.

     Totals in the following tables may differ from the sum of their components as a result of rounding effects.

	Year ended December 31,
	2004	2003	2002	2001	2000
	(in EUR millions, except per share information)
Consolidated statements of operations:
Operating revenues (1) (2) (3)	4,056.3	3,969.8	3,118.1	2,659.7	2,814.4
Operating expenses:
Materials	(324.5)	(297.1)	(196.4)	(71.9)	(108.2)
Employee costs, including benefits and taxes (4)	(673.7)	(699.3)	(600.7)	(619.1)	(865.6)
Depreciation and amortization	(1,114.8)	(1,133.2)	(1,016.3)	(904.1)	(913.8)
Impairment charges	(1.3)	(6.8)	(41.9)	(145.1)	(2.1)
Other operating expenses	(1,489.3)	(1,463.6)	(1,205.4)	(1,114.9)	(1,223.9)

Total operating expenses	(3,603.6)	(3,600.0)	(3,060.7)	(2,855.1)	(3,113.6)

Operating income (loss)	452.7	369.8	57.4	(195.4)	(299.2)
Other income (expense):
Interest income	70.0	75.2	88.2	82.7	78.6
Interest expense	(188.8)	(231.0)	(244.6)	(241.0)	(239.9)
Dividend income	0.0	0.0	0.0	2.2	1.4
Equity in earnings of affiliates	0.6	19.1	140.5	195.4	36.3
Other, net	15.6	(0.5)	2.3	(44.0)	(38.2)

Income (loss) before income taxes and minority interests	350.1	232.6	43.8	(200.1)	(461.0)
Income tax benefit (expense)	(122.2)	(83.1)	(26.1)	94.9	178.8
Minority interests	(0.6)	(3.4)	(4.9)	0.6	0.1

Income before extraordinary items and cumulative effect of change in accounting principle	227.3	146.1	12.8	(104.6)	(282.1)
Extraordinary loss, net of tax	—	—	—	—	(3.5)
Cumulative effect of change in accounting principle	—	(11.9)	—	—	—

Net income (loss)	227.3	134.2	12.8	(104.6)	(285.6)

Basic and fully diluted earnings (loss) per share	0.46	0.27	0.03	(0.21)	(0.57)
Basic and fully diluted earnings (loss) per share excluding extraordinary items	0.46	0.27	0.03	(0.21)	(0.56)
Basic and fully diluted earnings (loss) per share excluding cumulative effect of change in accounting principle	0.46	0.29	0.03	(0.21)	(0.57)

	Year ended December 31,
	2004	2003	2002	2001	2000
	(in EUR millions)
Consolidated cash flow data:
Cash generated from operations	1,304.7	1,219.9	1,171.4	842.4	1,007.7
Cash used in investing activities	(509.3)	(643.9)	(1,175.9)	(453.2)	(893.7)
Cash from (used in) financing activities	(704.9)	(406.8)	1.8	(380.7)	(476.5)
Effect of exchange rate differences	(4.2)	5.4	3.6	0.1	0.2

Net increase (decrease) in cash and cash equivalents	86.3	174.6	0.9	8.7	(362.4)

	At December 31,
	2004	2003	2002	2001	2000
	(in EUR millions)
Consolidated balance sheet data:
Assets:
Current assets	1,273.9	1,124.8	865.2	839.2	912.0
Property, plant and equipment, net	3,888.7	4,457.7	5,000.7	4,591.8	5,069.5
Intangible assets, net (5)	1,263.9	1,309.6	1,316.6	80.7	230.3
Investments	136.8	147.2	171.3	682.2	768.6
Other assets and deferred tax assets	679.2	857.0	1,180.5	1,315.5	864.3
Due from related parties (long-term)	—	—	—	218.0	218.0

Total assets	7,242.5	7,896.3	8,534.3	7,727.3	8,062.7

Liabilities:
Current liabilities	1,872.1	1,789.7	2,531.0	1,680.1	1,799.4
Long-term debt, net of current portion	1,647.2	2,342.3	2,079.9	2,005.2	2,353.9
Lease obligations, net of current portion	761.1	861.3	1,076.4	1,086.9	799.0
Employee benefit obligations	110.0	156.0	232.5	378.1	448.5
Other liabilities and deferred income taxes	110.5	107.6	105.0	76.6	58.3

Total liabilities	4,500.9	5,256.9	6,024.8	5,226.9	5,459.1
Stockholders’ equity	2,741.6	2,639.4	2,509.5	2,500.4	2,603.6

Total liabilities and Stockholders’ equity	7,242.5	7,896.3	8,534.3	7,727.3	8,062.7

	At December 31,
Other data:	2004	2003	2002	2001	2000
Wireline (in thousands)
Fixed access lines	2,906.7	3,010.8	3,097.3	3,166.9	3,269.0
Fixed access channels	3,570.7	3,684.2	3,762.3	3,806.2	3,832.9
Internet customers in Austria (6)	1,187.0	1,026.6	846.5	666.4	293.4
Customers Czech On Line	247.1	279.4	275.3	238.2	188.7
Wireless customers (in thousands)
Austria	3,273.6	3,163.2	3,001.4	2,849.9	2,804.3
Croatia	1,308.6	1,210.5	1,097.8	855.7	531.4
Slovenia	363.3	361.5	350.0	269.6	—
Liechtenstein	3.5	2.5	2.0	1.3	0.2

Total	4,949.0	4,737.7	4,451.2	3,976.5	3,335.9

Full-time equivalent employees, including mobilkom austria group (year-end)	13,307	13,890	14,951	16,586	18,301

(1)	In 2003, the Austrian Supreme Court ruled that no contractual relationship exists between value added service providers (VASP) and Telekom Austria, with the contractual relationship being established directly between the VASP and the customers. We are no longer considered the primary obligor and ceased reporting revenues on a gross basis beginning on October 1, 2003. Had the ruling been in effect for all of 2003, 2002 and 2001, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45.9 million, EUR 51.2 million, and EUR 41.4 million, respectively.

(2)	On June 28, 2002 we acquired the remaining 25.001% of mobilkom austria AG & Co KG from Telecom Italia Mobile International, which also held certain blocking rights that precluded us from consolidating mobilkom austria group in prior years. Our consolidated figures now include mobilkom austria group’s results of operations since June 28, 2002 and are therefore not directly comparable with previous years.

(3)	Effective January 1, 2002, the Austrian regulatory authority approved a change in the way interconnection charges between Austrian alternative service providers are billed and collected. As a result of the change Telekom Austria is no longer a party to such transactions. Had the new regulation been in place during 2001, revenues and operating expenses in the Wireline segment would have been lower by EUR 257.2 million. This change had no impact on operating income.

(4)	In the Wireline segment in 2003, a one-time charge in connection with the early retirement of civil servants increased employee costs by EUR 47.3 million. This was partially compensated by the release of accruals for contractual termination benefits of EUR 26.8 million in 2003. For further information see note (18) of the accompanying financial statements.

(5)	In 2002, net intangible assets increased significantly to EUR 1,316.6 million due to the addition of goodwill, licenses, brand names and subscriber base relating to the acquisition and consolidation of mobilkom austria group. For further information see note (9) of the accompanying financial statements.

(6)	The total number of internet customers excludes approximately 85,200 ADSL subscriptions in 2004, 53,500 in 2003, 31,000 in 2002 and 14,200 in 2001 that were sold to our wholesale customers.

3.2. DIVIDENDS

     The following table sets forth the annual dividends declared and paid per share based on 496.8 million shares outstanding with respect to the financial year 2003 and 500 million shares outstanding with respect to the financial years 2002, 2001 and 2000. Dividend amounts have been converted into U.S. dollars based at the noon buying rate on the respective dividend payment dates.

For the fiscal year	Dividends declared and paid per share
	EUR	USD
2000	—	—
2001	—	—
2002	—	—
2003	0.13	0.16

     We did not pay dividends for 2000, 2001 and 2002. For fiscal year 2003, we paid an aggregate cash dividend of EUR 64.6 million in 2004. Under Austrian law, we may pay dividends only from net income as shown in the annual financial statements of Telekom Austria AG prepared under Austrian GAAP. The Management Board and Supervisory Board plan to propose to the shareholders at the annual general meeting on May 25, 2005 a distribution from unappropriated earnings of EUR 0.24 per no par value share.

     The payment of future dividends depends on our earnings, financial condition and other factors, including cash requirements, our future prospects, taxation and regulations. Investors should not assume that any dividend will actually be paid or make any assumption about the amount which may be paid in any given year. Our historical pay-out ratio of dividends should not be considered as indicative of our future dividend pay-out ratio. Any dividends paid will be subject to Austrian withholding tax. For further information on Austrian withholding tax, see “Item 10.2. Taxation — Austrian taxation”.

     Cash dividends payable to the holders of shares listed on the Vienna Stock Exchange will be paid to an Austrian bank — which will be selected and announced in due time prior to our annual general meeting (AGM) on May 25, 2005 — as paying agent, in Euro for disbursement to shareholders. Cash dividends payable to holders of ADSs listed on the New York Stock Exchange will be paid to The Bank of New York, which will convert the dividends into U.S. dollars, at the rate of exchange applicable on the date such dividends are paid, for disbursement to such holders.

3.3. EXCHANGE RATE INFORMATION

     Effective January 1, 1999, Austria and eleven other member states of the European Union have adopted the Euro as the single currency in substitution for their then existing national currencies. On March 1, 2002, the Euro became the sole legal tender for Austria and the Austrian Schilling (ATS) was withdrawn from circulation. Our financial statements and certain other amounts stated in Euro appearing in this document have been translated from Austrian Schilling at the official fixed conversion rate of EUR 1.00 = ATS 13.7603.

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

     The following table shows, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the Euro. These rates are provided solely for your convenience. We do not represent that the Euro could be converted into U.S. dollars at these rates or at any other rate. The high and low columns show the highest and lowest quotes, respectively, on any business day during the relevant period. On April 8, 2005, the noon buying rate translated to EUR 1.00 = USD 1.2912.

Year or Month	End of period	High	Low	Average
	USD per EUR 1.00(1)
2000	0.9388	1.0335	0.8270	0.9207
2001	0.8901	0.9535	0.8370	0.8909
2002	1.0485	1.0485	0.8594	0.9495
2003	1.2597	1.2597	1.0361	1.1411
2004	1.3538	1.3625	1.1801	1.2478
October 2004	1.2746	1.2783	1.2271
November 2004	1.3259	1.3288	1.2703
December 2004	1.3538	1.3625	1.3224
2005
January 2005	1.3049	1.3476	1.2954
February 2005	1.3274	1.3274	1.2773
March 2005	1.2969	1.3465	1.2877
April 2005 (through April 8)	1.2912	1.2912	1.2838

(1)	Based on the U.S. Federal Reserve Bank noon buying rate for the Euro. The average exchange rates for 2000, 2001, 2002, 2003 and 2004 are calculated using the rate on the last business day of each month during the period specified.

3.4. RISK FACTORS

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

     Several of our existing and potential competitors in each of our business segments are affiliated with international telecommunications operators, some of which are incumbents in their own countries of origin, that have substantial financial resources. In addition, on the basis of the interconnection rates fixed by the regulatory authority and the availability of access to subscriber lines, numerous competitors are able to compete with us in our Wireline business with minimal or modest investments in network infrastructure and with prices that undercut our tariffs.

     As a result of liberalization, we have lost market share in the fixed line and mobile communications services markets and we have reduced our tariffs in response to increasing downward pressure on tariffs. Intensifying competition from existing and new operators may result in additional losses of market share and further tariff reductions. Particularly as a consequence of the recent merger of two of our main competitors in the fixed line market we expect that competition will increase. The combined competitor has publicly announced its intention to aggressively pursue the market. Other factors that may increase competition include new forms of telecommunications that circumvent conventional tariff structures as well as licensing schemes and alternative technologies such as providing wireless access. See “Item 4.2. Business overview”.

     According to the new European Regulatory Framework, the Austrian Telecommunications Act requires mobile operators to make mobile number portability available to customers. A regulatory decision was filed in August 2004 forcing operators to implement mobile number portability by October 16, 2004. Due to this, competition may intensify in the future, especially in the market for business customers. For further information see “Item 4.3. Regulation and legal framework — Regulation — Ordinances under the Telecommunications Act of 2003” and “— Numbering”.

     In Austria, we also compete with operators that offer wireless communications services without maintaining their own networks (known as mobile virtual network operators, MVNO) and which therefore incur substantially lower costs than we do. Two of our competitors in the fixed line business offer their services as a mobile virtual network operator, with its own access numbers, respectively as a service provider reselling mobile communications services of another competitor under its own brand name. All UMTS (Universal Mobile Telecommunications System — third generation mobile communications network) license holders have launched UMTS services, but competition for 3G (third generation mobile networks which are designed for high data transmission rates) services is expected to increase in 2005 as a sufficient amount of UMTS handsets will be available for a broader customer base. Although we are confident that revenues generated from the UMTS technology will justify the investment in license and network of UMTS, we cannot guarantee that this business will be profitable in the near future.

     We expect increased competition in our Croatian market due to the recent auction of UMTS licenses in 2004. The entry of a third operator may result in increased pressure on tariffs and the obligation to offer national roaming or to sell available capacity.

     Because of the increased competition, the main challenge we face is maintaining our leadership in the Austrian telecommunications market. If we do not manage to maintain this leadership, our revenues, profitability and growth may be adversely affected.

     Approximately 88% of our revenues come from the Austrian market. Both, the Austrian mobile communications and fixed line markets are saturated, highly competitive and characterized by fierce competition. If this development continues our profitability may decline.

     Our primary business is the provision of communications services in Austria. We expect a decline in revenues in the fixed line market, and lower growth in revenues for mobile communications in Austria. The number of fixed lines may further diminish as more customers migrate to mobile communications, substitute technologies like “Voice over IP” utilizing broadband internet access, and alternative fixed network operators.

     In the mobile communications business we face increasing competition. Austria has one of the highest penetration rates of mobile communications in Europe, reaching approximately 98.0% at December 31, 2004. Since the market has been approaching saturation in terms of customer growth, we are focusing on retention of the existing customer base leading to increased customer retention costs. Formerly, competition was based on handset subsidies. Lately our competitors have started to compete increasingly through lower tariffs resulting in offering mobile voice services for one Euro Cent per minute or free calls within their respective networks. As customer retention costs increase and the tariff reductions by our competitors are very aggressive, a continuation of the low tariffs would have a material adverse effect on our profitability.

     We generate only about 12% of our revenues in markets outside Austria and therefore our success is highly dependent on the Austrian market. However, the increasing saturation of the Austrian fixed line and mobile communications markets may adversely affect our results of operations which might not be compensated by the profitability of our investments in telecommunications companies outside Austria.

     We may neither realize the expected level of demand for our products and services nor the expected level or timing of revenues generated by those products and services as a result of lack of market acceptance or technological change.

     Through the rapid technological progress and the trend towards technological convergence (where different technologies are combined into a new service), there is a danger that new established products or services will not only complement, but also substitute each other. Voice over IP and Wireless Local Area Networks (WLAN) are new technologies that have the potential to replace existing technologies and services and reduce our market share and revenues.

     Moreover there is a risk that we will not succeed in making customers sufficiently aware of existing and future value added services and creating customer acceptance of these services. This risk exists in particular with respect to our anticipated future growth drivers in the mobile communications area (e.g. mobile data services provided via UMTS or other technologies) and in the fixed line communications area (e.g. Asymmetric Digital Subscriber Line (ADSL)). Furthermore additional competition may exist from IT companies which position themselves as full IT and telecommunications providers on the Austrian market and compete strongly for the large corporate accounts.

     A lack of market acceptance of services based on 3G technology like UMTS or EDGE (Enhanced Data Rates for Global Evolution mobile communications systems with high transmission rates conceived for video- or internet-telephony use) could have a negative impact on revenues and results of operations including the possibility that we will not be able to secure our investments in 3G technology.

     We are limited in our ability to adjust our operating expenses according to the changing market environment.

     In recent years we have taken measures in order to cut our costs and enhance our competitiveness. One of these measures was to reduce our existing workforce. Currently, 51% of all employees of Telekom Austria are civil servants who cannot be dismissed without cause. In the past we have implemented early retirement packages for voluntary retirement of our employees. Changes in Austrian law will no longer allow us to implement early retirement packages in the future. In view of the increasingly competitive environment in which we operate, such restrictions may have an adverse impact on our results of operations. The restrictions of the Austrian Career Public Service Regulations Act on further reducing our current workforce could have a negative impact on our profitability.

     Our customer tariffs for fixed line services are widely subject to prior approval by the regulatory authority and we may be forced to decrease our fixed or mobile interconnection rates. These restrictions may limit our flexibility in pricing, particularly in bidding for contracts from the public sector, and may adversely affect our profitability.

     Changes to our tariff structure are generally subject to prior approval by the regulatory authority, whereas our competitors are generally free to alter their prices without any prior approval. As a consequence, our competitors may be more nimble at setting a pricing structure that exploits changes in the market, thus increasing their market share. Our interconnection rates in our fixed and mobile networks may be lowered by the regulatory authority in 2005, which may adversely affect our profitability. Our competitors may also be more successful in bidding for contracts from the public sector which could have an adverse effect on our results of operations. For further information see “Item 4.3. Regulation and legal framework — Legal framework — Procurement law and telecommunications act”.

     The extent to which we must share our infrastructure and services with our competitors remains to be settled by the implementation of the Telecommunications Act of 2003 through the Austrian regulatory authority and the courts. A regulatory framework unfavorable to us in any of the markets in which we operate could cause our revenues and growth to decline.

     The adoption of new, or modifications to existing laws, regulations, licenses or policies by the regulatory authorities overseeing the Austrian telecommunications market or interpretations thereof by the courts, may have a material adverse impact on our business, financial condition and results of operations.

     Some important regulatory issues remain to be settled. These include among others the following:

•	We do not know the extent to which we will be obliged to share our infrastructure and services, including technical facilities and administrative services, with other operators or the price we may charge for such sharing. Thus, the principle of neutrality in terms of technology (any kind of transmission technology) could lead to an extended regulation of infrastructure and services which have so far not been subject to regulation such as mobile communications and internet services. The Telecommunications Act 2003 increases the competencies of the regulatory authority (see “Item 4.3. Regulation and legal framework — Regulation”). In several decisions since 2001, the regulatory authority decided that we must also allow partial unbundling of our local loop to other fixed network operators and to internet service providers. We have appealed these decisions. If we are not successful, the decisions could significantly affect our profitability and, with respect to access to internet service providers, the integrity of our network.

•	We are required to provide other telephone network operators access to our local network infrastructure at fees determined by the regulatory authority. These fees are currently subject to several appeals pending before the Austrian High Courts. The outcome of these proceedings is uncertain. Should the courts reduce our fees, particularly if they are reduced retroactively, or if the charges we have to pay to other networks are raised, our competitive strength may be damaged and our revenues may decline. In addition, if the regulatory authority decides to significantly decrease the price for providing these services, it could affect our competitiveness and decrease our revenues.

     We will be obliged to adopt new accounting standards in 2007 which may have a material impact on our financial statements and may render a comparison between financial periods more difficult.

     In June 2002, the European Union adopted new regulations requiring all listed EU companies to apply International Financial Reporting Standards (“IFRS”, previously known as International Accounting Standards or “IAS”) in their financial statements from January 1, 2005. Member States may defer mandatory application of IFRS until 2007 for companies that either have listed debt securities only or already use other internationally accepted standards for purpose of a listing outside the EU.

     Telekom Austria currently reports under U.S. generally accepted accounting principles (U.S. GAAP), but will be obligated to adopt IFRS as its new accounting standards in 2007 which may have a material impact on its financial statements and comparability to the financial statements in accordance with U.S. GAAP previously published. For further information on the impact of IFRS, see “Item 5.1. Overview — New accounting pronouncements”.

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

     The risk relating to system failures due to natural or human failure and the technological dependency on third parties may have an impact on our reputation and the rate of customer satisfaction.

     Our technical infrastructure (including our network infrastructure for fixed line network services and mobile telecommunications services) may be damaged or disrupted by fire, lightning, flooding, earthquake and other calamities, technological failures, human errors and other similar events. Moreover, the technological backbone of Telekom Austria depends on third party software and hardware. Although we have taken measures to safeguard against such problems, we cannot be sure they will be effective under all circumstances. Damage or disruption of our infrastructure, technology or software may result in reduced user traffic and reduced revenues as well as increased costs, and might deteriorate our reputation and customer satisfaction.

     Technological change could increase competition, render existing technologies obsolete or require us to make substantial additional investments.

     Our services are technology-intensive, and the development of new technologies could render our services non-competitive and require us to write-down the book values of investments we have made in existing licenses and technologies. We are already making substantial investments, and may have to make substantial additional investments in new technologies in order to remain competitive. New technologies that we choose to develop or acquire, however, may not prove to be successful. In addition, we may not receive the regulatory or intellectual property licenses needed to provide services based on new technologies in Austria or abroad. As a result, we might lose customers, fail to attract new customers or incur substantial costs to maintain our customer base.

     We are in the process of evaluating the details and financial implications of a migration to next generation networks (NGN) with particular consideration of existing investments. The costs relating to the expansion of NGN and its implications on our business are expected to be substantial. The time frame for its development will depend on various factors including customer needs and competition. At this stage, however, it is too early to quantify the capital expenditure requirements or to give a time horizon for its implementation. As a result this might lead to substantial investments in the future and might impair the value of existing investments which could have a negative impact on our profitability.

     The value of our international investments in telecommunications companies outside Austria, particularly in Central and Southeastern Europe, may be adversely affected by political, economic and legal developments in these countries.

     We have made significant equity investments in telecommunications operators in the Czech Republic, Slovenia and Croatia and may make further investments in Bulgaria (see also “Item 4.2. Business overview — Wireless — Bulgaria”) and other markets with significant growth potential. These countries have political, economic, and legal systems that are in different stages of the process of transformation. Political or economic disruption or changes in laws and their application may harm the companies in which we have invested. This may impair the value of these investments.

     Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

     Concern has been expressed that the electromagnetic signals from mobile handsets and transmission masts, which serve as antennas for transmitting radio signals, may pose health risks and interfere with the operation of electronic equipment. Actual or perceived risks of transmitters and receivers, and related publicity, litigation or legislative actions could reduce the growth rate of our mobile communications business, customer base, or average usage per customer. Environmental objections may also impair our ability to augment our infrastructure, including primarily our mobile network, and reduce the willingness of contract partners to renew site contracts for mobile sites in the upcoming years.

     Risks relating to disputes and litigation with regulators, competitors and other private parties.

     We are subject to numerous risks relating to legal and regulatory proceedings in which we are currently a party or that could develop in the future. We cannot guarantee that the ultimate outcome of such legal proceedings will not have a material adverse effect on our results of operations or financial condition. For information concerning some of the litigation in which we are involved, see “Item 8.2. Other information — Litigation”. For information concerning our regulatory environment, see “Item 4.3. Regulation and legal framework — Regulation”.

Risks relating to our shares

     Our major shareholder, ÖIAG, continues to exercise significant influence over our strategic direction and major corporate actions.

     Österreichische Industrieholding AG (ÖIAG) continues to hold a controlling interest in our shares. This level of shareholding gives ÖIAG significant rights to determine our strategic direction and to determine what matters are brought to shareholders for a vote. The issues that may be influenced by ÖIAG include any merger, acquisition or divestiture of material assets, approval of the annual financial statements and declaration of dividends, capital increases, and the election and removal of members of our Supervisory Board. The interests of ÖIAG in deciding these matters and the factors ÖIAG considers in exercising its votes could be different from other shareholders’ interests. This could have the effect of initiating, accelerating, delaying, or preventing a change of control, or a merger, consolidation, takeover or other business combination or restructuring that shareholders might otherwise approve. For further information see “Item 7 — Relationship with the Republic of Austria and ÖIAG”.

     The future sale of a substantial number of our shares or ADSs could negatively affect our share price and could lead to a change in control in Telekom Austria in case they are sold to another investor.

     The market price of our shares could fall as a result of sales of substantial amounts of shares in the public market, or the perception that a large number of shares are available for sale.

     In 2003, the Austrian government announced its intention to sell its 47.2% ownership in our share capital which was held through ÖIAG, by the end of the legislative period in 2006. In December 2004, ÖIAG sold 85,000,000 shares in us through a private placement, corresponding to 17%, thus reducing their stake in us to 30.2% and has agreed not to sell any shares in us until June 5, 2005. However, after this date ÖIAG will be free to sell the shares they own in us, which could lead to a change of control in us.

     A change of control as defined in the Austrian Takeover Act would require the investor to make a compulsory offer to our remaining shareholders. A change of control followed by the compulsory offer would therefore be likely to reduce the liquidity of our shares in the public markets and could eventually lead to their delisting from the Vienna and New York Stock Exchanges. See “Item 10.1. Memorandum and Articles of Association — Takeover rules”.

     Currency fluctuations may adversely affect the trading prices of our common stock and ADSs and the value of any distributions we make.

     The value of the Euro against the U.S. dollar has appreciated significantly since January 2002. Before that point the value of the Euro against the U.S. dollar had generally declined and had fluctuated significantly. Because our common stock is traded in Euro and our ADSs are traded in U.S. dollars, fluctuations in the exchange rate between the two currencies may negatively affect the value of your investment. In addition, should we make any distribution on our common stock in Euro, the depositary will convert such distributions to U.S. dollars. If exchange rates fluctuate before the depositary converts the currencies, shareholders may lose some of the value of the distribution.

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

4.1. HISTORY AND DEVELOPMENT OF THE COMPANY

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

     In November 2000, ÖIAG sold a portion of its shareholding in Telekom Austria as part of the initial public offering in Austria and the United States of America and as a private placement elsewhere. As a result, 22.4% of our share capital was held by widely dispersed retail and institutional investors. Telecom Italia S.p.A., through a subsidiary, owned the remaining 29.8% and disposed of its entire stake in Telekom Austria in two transactions. On November 4, 2002 Telecom Italia sold 75 million shares in a private placement, reducing its level of ownership to 14.8%. On January 21, 2004 Telecom Italia sold its residual shareholding, corresponding to 73.9 million shares or 14.8% of Telekom Austria’s share capital, in a private placement to institutional investors. In December 2004, ÖIAG reduced the share capital held in Telekom Austria through a private placement to institutional investors by 17%, from 47.2% to 30.2% of our share capital.

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

     In December 2004, we entered into call option agreements giving us the right to acquire 100% of the share capital of MobilTel AD, the leading Bulgarian telecommunications provider, exercisable from July until August 2005. For further information see “— 4.2. Business overview — Wireless — Bulgaria”.

     For further information concerning the structure of Telekom Austria see “Item 19 Exhibits — Structure of Telekom Austria”.

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

     Prior to June 28, 2002, Telekom Austria held 75% minus one share of common stock interest in mobilkom austria AG and a 74.999% interest in mobilkom austria AG & Co KG. On June 28, 2002, we acquired 100% of Autel Beteiligungs GmbH, which held 25% plus one share of common stock interest in mobilkom austria AG and 25.001% stake in mobilkom austria AG & Co KG, from Telecom Italia Mobile International N.V. (the successor of STET Mobile Holding N.V.), bringing our total interest in mobilkom austria AG & Co KG to 100%.

4.2. BUSINESS OVERVIEW

     In 2003 we started to report our business in the following three segments:

•	Wireline (merging the previous fixed line, data communications, and internet services segments);

•	Wireless (renaming our previous mobile communications segment); and

•	Other activities (covering internal financial services).

     We are the market leader in Austria in both the Wireline and Wireless business segments.

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

Strategy

     Telekom Austria pursues separate strategies for the Wireline and Wireless business segments. In the Wireline segment we seek to generate a stable cash flow, and in the Wireless segment we strive to achieve moderate growth in our existing Wireless markets and sustainable growth through acquisition, in order to reach our overall goal of substantially strengthening corporate value. Strategic issues between the two business segments are coordinated by our management board.

     In 2004, the Wireline segment continued its efforts to reduce operational expenditures by optimizing both organizational and technical processes. We also intensified our efforts to increase our revenues in the fields of internet, broadband and IT-solutions.

     In order to achieve this goal we will significantly strengthen customer relations through service leadership, an attractive offering of bundled wireline services, the promotion of advanced new services over broadband access (Triple Play; combines voice, data and video services) as well as tailored voice and internet packages to the market.

     We will exploit growth opportunities from new technologies and applications and strive to become one of the most cost-efficient operators in Europe.

     The Wireless segment, consisting mainly of mobilkom austria AG & Co KG in Austria, VIPnet in Croatia, Si.mobil in Slovenia and mobilkom [liechtenstein] in Liechtenstein, has adapted its strategy to the local needs of its respective country of operation. All companies are the leading or second strongest provider in their markets.

     In 2004 we fostered our international cooperation between our foreign subsidiaries to enable a smooth implementation of products of our Vodafone partnership and mobilkom austria group products (see “— 4.2. Business overview — Wireless”). We expect that the international partnership with Vodafone, including roaming agreements and joint product developments, will further strengthen our ability to offer our customers cutting edge services and to reduce costs. mobilkom austria AG & Co KG, VIPnet and Si.mobil simultaneously launched Vodafone live! on their markets and benefit from a vast range of services available to customers. A close cooperation among our Wireless companies at all levels enables us to generate synergies and therefore retain a lean organizational structure.

     In Austria and Croatia we focus on quality and innovation to intensify our customer retention measures and maintain a strong market position through innovative voice and data products. In Slovenia we improved our image among the young and heavy users and are now perceived as a price leader accompanied by selected innovative products and services from the Vodafone portfolio.

     To enable further growth we will continue to investigate possible acquisitions mainly in Southeastern Europe and have already taken further steps increasing our share in VIPnet to 100% and buying call options for 100% of MobilTel AD, the leading Bulgarian mobile operator.

Overview of Telekom Austria’s revenues

     Our operating revenues are derived principally from fixed line communications services and mobile communications services. The growth in mobile communications and internet services and revenues from subsidiaries outside of Austria has offset the decline in switched voice telephony. The following table shows our operating revenues for each of our reporting segments for the years 2002 to 2004.

     On June 28, 2002 we acquired Telecom Italia Mobile International’s stake in mobilkom austria AG & Co KG. As a result of the acquisition, we gained full strategic and operating control of our mobile communications business. Thus, our consolidated statement of operations for the fiscal year ending 2002 reflects our equity in earnings of mobilkom austria group through June 28, 2002, and consolidates mobilkom austria group’s results of operations for the period from June 28, 2002 until December 31, 2002.

     Our consolidated figures set forth below are therefore not directly comparable. However, although we were unable to consolidate mobilkom austria group prior to June 28, 2002, we have always managed the business of mobilkom austria group. To facilitate a discussion of results on a comparable basis, we are providing supplemental total managed data below. The total managed data shown in this table include 100% of mobilkom austria group’s financial statements. Since 2003 total managed and total consolidated figures have been identical. For a discussion of our operating revenues and more details, see also “Item 5 — Results of operations”.

	2004	2003	2002
	(in EUR millions)
Operating revenues:
Wireline	2,184.7	2,197.7	2,260.0
Wireless	2,125.5	2,030.2	1,002.5
Other activities & eliminations	(253.9)	(258.1)	(144.4)

Consolidated operating revenues	4,056.3	3,969.8	3,118.1
Wireless — prior to consolidation	—	—	906.9
Intersegmental eliminations	—	—	(116.8)

Total managed operating revenues	4,056.3	3,969.8	3,908.2

     Approximately 12% of Telekom Austria’s total operating revenues in 2004 were derived from activities outside of Austria, mainly in the Wireless segment.

     Austria has demonstrated a strong demand for communications services, with a mobile user penetration rate of 98% at December 31, 2004, one of the highest in Europe. Internet user penetration in Austria was approximately 58% on that same date.

Wireline

     In 2004, our Wireline segment generated revenues of EUR 2,184.7 million. Switched voice telephony services in particular continue to be our most significant revenue contributor, representing approximately 44.6% of total Wireline revenues in 2004.

     Market position

     We are the leading provider of Wireline telecommunications services in Austria. In 2004, we were able to retain our market position in the Wireline segment. At December 31, 2004 we had a voice telephony market share of 54.4%, which is based on traffic volume excluding internet dial-up traffic, compared to 52.7% at the end of 2003. Our market share for voice telephony including internet dial-up slightly increased to 55.2% in 2004 compared to 54.1% in 2003, although there was a decrease of dial-up minutes. We serviced 2.9 million access lines in Austria, of which 451,200 operate on our Integrated Services Digital Networks (ISDN). ISDN networks allow simultaneous, fully digital transmission of voice and data at higher speed than over normal access lines. Our network infrastructure covers all of Austria and is fully digital.

     We are the overall market leader in data communications and IT-solutions in the Austrian telecommunications market. In particular, we believe that we are the market leader in our core service areas of switched and routed data networks. Although the weak economic environment negatively impacted the Austrian data communications market, we managed to stabilize our revenues. In order to provide our customers one-stop-solutions and to stabilize our revenues we extended our business into a wide range of IT-services supplementing our provision of data communications services, which we market as “network centric IT-services”.

     With approximately 1,187,000 internet customers we are the largest internet service provider in Austria in terms of customers. In the fourth quarter of 2004 our market share in the residential internet market remained stable at 42% (including 3% contributed by mobilkom austria AG & Co KG’s mobile internet customers) compared to the fourth quarter of 2003. According to the Austrian Internet Monitor (AIM) survey, Austria had an internet user penetration rate of 58%, up from 55% in the fourth quarter of 2003 based on a population of 6.8 million persons aged 14 and older which means that in total 3.9 million Austrians use the internet.

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

     Primary services

     Wireline is our largest business segment and includes:

•	Switched voice telephony;

•	Pay phones and value-added services (VAS);

•	Data and IT-solutions including wholesale;

•	Internet access & media;

•	Wholesale voice & internet and

•	Other (customer premises equipment and directory services).

     Switched voice telephony

     Services

     We provide traditional telephone line access, also called Public Switched Telephone Network (PSTN) access, and Integrated Services Digital Network (ISDN) basic and multi access. Unlike a PSTN telephone line which offers a single access channel, an ISDN basic line provides two channels and an ISDN multi-line provides 30 channels which can be used for simultaneous voice and data transmission at higher speeds. We are required by law to grant other operators access to our subscriber lines, also called the local loop. Under the Telecommunications Act 2003 we were required to act as the only universal service provider until December 31, 2004. We will be obliged to render universal services until a new service provider has been appointed by the Austrian Federal Minister for Transportation, Innovation and Technology.

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

     Access lines

     The following table shows selected data relating to our PSTN and ISDN lines for the periods indicated. The figures exclude pay phones, but include our internal lines and approximately 249,800 lines for qualifying low income persons at December 31, 2004. The service for low income persons includes free monthly rental and one hour of free local traffic per month. We partly receive reimbursement from the government for each of these lines. For further information see “— 4.3. Regulation and legal framework — Regulation — Major regulatory decisions affecting Telekom Austria”. Each PSTN line includes one access channel, each basic ISDN line includes two access channels and each multi ISDN line includes 30 access channels.

	At December 31,
	2004	2003	2002
	(in thousands)
Number of fixed lines:
PSTN access lines	2,455.5	2,555.8	2,659.1
Basic ISDN access lines	443.6	447.2	430.1
Multi ISDN access lines	7.6	7.8	8.1

Total access lines	2,906.7	3,010.8	3,097.3

Total access channels	3,570.7	3,684.2	3,762.3

     To date, the major portion of the demand for our ISDN lines has come from business customers. The number of our ISDN lines decreased slightly from approximately 455,000 at December 31, 2003, to approximately 451,200 at December 31, 2004, representing a decrease of 0.8%. The decline in the number of our access lines is primarily due to continuing migration to mobile networks.

     Traffic volume

     The following table shows selected information regarding our national fixed line traffic for the periods indicated. It includes all minutes of tariff packages that are generally charged by the minute, as well as free minutes at certain times of the week.

	Year ended December 31,
	2004	2003	2002
	(in millions of minutes) (1)
Traffic minutes:
National (local + national long distance)	4,174	4,485	4,607
Fixed-to-mobile	854	855	826
International	467	484	472

Total voice minutes	5,495	5,824	5,905

(1)	All amounts exclude traffic minutes that were not generated from our customers such as interconnection traffic that originated in networks of other providers or payphone traffic.

     The decrease of our voice traffic by 5.6% in 2004 reflects the competitive environment and the further migration to mobile communication. The overall mix of our voice traffic in 2004, only slightly changed when compared with 2003.

     In 2004, our customers generated 467 million minutes of outgoing international traffic through our fixed line network, compared to 484 million minutes in 2003 and 472 million minutes in 2002. This resulted in a decrease of 3.5% in 2004 compared to an increase of 2.5% in 2003. Our principal outgoing international traffic routes are to Germany, Switzerland and Italy and accounted for approximately 59.3% of our total outgoing international traffic during 2004.

     Tariffs

     We currently have two tariff schemes. One of the tariff schemes is based on “pulses” and the other is based on “pay-per-second”. In regards to the tariff scheme based on pulse, the number of pulses per minute determines the exact charge, however the number of pulses per minute varies depending upon the calling time, day and destination. At December 31, 2004 we had about 1.2 million customers using tariff schemes based on pulse.

     In 2001, we introduced a “pay-per-second” tariff scheme, the so-called TikTak tariffs, which is adapted to our customers’ calling patterns and re-launched it in 2004. As a result, we managed to increase our voice market share (excluding internet dial-up) to 54.4% at December 31, 2004, up from 52.7% at December 31, 2003. At the end of 2004, the TikTak tariff scheme accounted for 69.4% of our traffic volume. At December 31, 2004, more than 1.4 million customers had opted for one of the TikTak tariffs.

     The table below shows the trend of our average tariffs. Due to increased marketing efforts and growing competition, our average national and international tariffs fell in comparison to 2003. The fixed-to-mobile tariff increased because more calls terminated in higher priced networks. The total average tariff for voice services decreased by 3.8% in comparison to the prior year. The average tariffs are calculated by dividing the revenues in each category by the total minutes as reported in the table of traffic minutes excluding internal traffic.

	Year ended December 31,
	2004	2003	2002
	(in EUR)
Average tariffs:
National (local + national long distance)	0.040	0.044	0.048
Fixed-to-mobile	0.187	0.184	0.189
International	0.185	0.196	0.213
Average voice tariff	0.075	0.078	0.081

     In September 2003, we discontinued our Minimum Tariff, a tariff option for low usage customers, because revenues did not cover costs. Existing customers of the Minimum Tariff were transferred to the Standard Tariff. For further information see “Item 8.2. Other information — Litigation”.

     In May 2004, we launched a complete tariff reform, offering competitive prices to all destinations. We essentially created tariffs specific to our main market segments. We offer TikTak privat for the residential segment, TikTak office for small and home offices and TikTak business for all other companies. In addition, we launched tailor-made packages which entitle the customer to specific price reductions for an additional monthly fee, adapted the charge by second and adjusted the call charge to key destinations. Within these packages we introduced the flat rate tariff for residential customers in off-peak time. At December 31, 2004 more than 320.000 packages were in use.

     The new TikTak tariffs resulted in an improvement of price perception and the possibility of selling additional or upgraded products.

     Pay phones and value-added services

     Public pay phone services

     We are the principal provider of public pay phones in Austria and operate approximately 21,700 pay phones including about 500 public multimedia terminals across Austria. Multimedia terminals provide access to internet,

e-mail, video telephony and various other multimedia services. The number of pay phones was reduced by 4.0%. The roll-out of public multimedia terminals, primarily in premium locations, began 2003 and increased in 2004 by approximately 400%.

     Tariffs for pay phones are separated from fixed voice tariffs. Therefore, tariff reductions for fixed line calls did not impact pay phone revenues.

     In 2004, we began using the payphones and multimedia stations as advertising media, renting advertising space to different companies.

     Value-added services (VAS)

     Our current portfolio of VAS includes:

•	Toll-free services, which enable a user to call a telephone number free of charge;

•	Shared cost service, which allows callers and call recipients to share call charges;

•	Premium rate services, which charge the caller a higher than standard telephone rate in exchange for services provided, a portion of which is passed on to the information provider called by the customer;

•	Voting lines which allow the caller to participate in various polls;

•	IVR (Interactive Voice Response) Solutions;

•	Voice virtual private network (VPN); VPN are network services that form a virtual network designed for the exclusive use of a corporate or governmental entity using the infrastructure of one or more carriers; and

•	Calling cards.

     In 2004, the demand for toll-free services, especially for customer service hotlines, has increased due to stronger competition and higher demands for professional customer services. Premium rate services allow our business customers to sell their products and services directly over the telephone, thus reducing sales costs and meeting their customers’ needs. We expect to increase market share in the area of premium-rate, free-phone and shared cost services due to further product innovations and variations launched in 2005. In particular, new event-based services show high growth rates and we are able to gain from the early adoption of our services. Event-based services are believed to establish new markets in which we expect to perform highly in terms of market shares and revenues.

     The strategic aim of VAS for 2005 is to provide more services and cover a broader range of the value-added chain on the customer side.

     Tariffs

     We adhere to the regulated tariffs for toll-free numbers, shared cost and premium rate services. Telekom Austria’s prepaid calling cards allow customers to make calls from both fixed-line and mobile telephones from Austria to about 200 countries and vice versa from about 40 countries to Austria at various prepaid price models.

     Data and IT-solutions

     We offer customers a full range of integrated services, bundling data, internet and IT-services into customized solutions.

     Services

     We offer a wide range of national and international data communications and IT-solutions, including:

•	Leased lines and related services;

•	Switched data services;

•	Corporate network services;

•	Data value-added services;

•	IT-solution services; and

•	Business applications.

     As we are Austria’s leader in the leased lines market, the regulatory authority requires us to give other operators access to our leased line network.

     Leased lines and connected services

     We are the principal provider of national and international leased lines in Austria and operate a centrally managed national leased line network. The leased line business generates revenues by leasing fixed lines to customers for their exclusive and dedicated use. Our leased line basic service establishes a permanent connection for the transmission of voice and data traffic between two geographically separate points or between one point and several other points. These points can be entirely within Austria or partly in Austria and partly abroad.

     Moreover, we offer our leased lines in combination with a service package such as security and network management. These packages are used by customers to establish, operate and extend their own networks.

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

     Data services based on SDH Technology (Synchronous Digital Hierarchy). Our transmission network provides cost-effective broadband services for business customers requiring higher and more flexible levels of bandwidth and permits integrated voice, data and multimedia communications.

     Switched data services

     We offer a range of data services on our switched network, including packet switched, frame relay, ATM (asynchronous transfer mode), video connection and IP-MPLS (multi-protocol label switching technology based on the internet protocol standard) services.

     Packet-switched services. We provide packet-switched services on our public switched data network. These services allow data communications for a range of applications, such as database searches, electronic funds transfers, and e-mail. The number of our service ports connected to our packet-switched service increased by 0.7% to approximately 56,400 at the end of 2004 from 56,000 at the end of 2003.

     Frame relay services. Frame relay is a high speed open protocol, which is well suited to data-intensive applications, such as connecting local area networks and is a cost-effective alternative to leased lines for some of our business customers. After being re-launched in 2004, frame relay now provides QoS (Quality of Service) and premium service levels.

     The number of frame relay service ports declined by 13.2% to approximately 3,300 at the end of 2004 from 3,800 at the end of 2003 because of the migration to our new IP-based platform. The provided bandwidth increased by 5% during the same period.

     ATM services. ATM is a high-performance, cell-oriented and multiplexing technology that utilizes fixed-length packets to carry different types of traffic. We have developed products to counteract system failure and increase resilience. As a result, we are able to back up our customers’ networks in case of system break-downs. The number of ATM ports increased by 3.7% to 4,475 in 2004 from 4,316 in 2003.

     Video Connection services. The Video Connection service provides access to our domestic Video Connection platform and our international Video Connection gateway. The service started experimentally in the fourth quarter of 2004.

     IP-MPLS services

     We were the first provider in Austria with a stand alone business IP backbone, based on MPLS technology with different classes of service features. Stand alone means that we operate our customer VPNs (virtual private networks) on our network rather than on a public internet platform, which is important for security and performance reasons. MPLS is a technology to increase the performance of a routed network determining the best path for forwarding packets of data between any two hosts. Each customer application can be assigned to one of five classes of services, each providing different performance levels. This business IP backbone is the basis network for our business IP products and solutions.

     IP-MPLS services is a segment with substantial growth since it allows new features and applications, such as data prioritization, high class video and voice applications or integration of home and mobile users.

     Corporate network services

     We offer a wide range of corporate network services, including planning, installation, network management, and maintenance of corporate-wide communications networks. These services include:

•	Corporate network LAN solutions. Local-Area Networks (LAN) are computer networks that are typically confined to a single or a few buildings.

•	Corporate network WAN solutions. Wide-Area Networks (WAN) are computer networks that interconnect two or more LANs and provide coverage of larger geographical areas. Our WAN solutions provide fully designed and managed WAN network infrastructure to business customers.

•	Network Management solutions provide advanced functionalities for customers to manage and customize their computer networks.

•	International Corporate & Partner Services in cooperation with international partners provides customers global access to various network services like frame relay, ATM, IP services and corporate network services.

•	IP-Voice services. We offer corporate customers the integration of real-time voice communications into corporate data networks including PABX (private automatic branch exchange) functionality using the technology VoIP. We offer these IP-Voice Solutions as hosted or dedicated services to our customers.

     Corporate network customers pay a flat rate for services, such as network management, depending on the level of service selected in the service level agreement.

     We expect that the demand for corporate network services will continue to increase as businesses increase internal efficiency and knowledge management, as well as the need to provide products and services to customers more quickly and conveniently. We also expect to provide corporate network services bundled with IT-solutionsions and business applications and utilize additional synergies.

     Electronic payment systems. Datacash is a solution which enables cashless payment systems with online verification and meets the increasing demand for secure electronic payment. Aircash is the wireless equivalent to Datacash. Aircash is a joint product of our Wireline and Wireless segments.

     Telemetry and Security Services (TuS) enables the transmission of emergency calls and alarms to security firms (public emergency units and private sentries) as well as telemetry data from the customer to its central security and control office. The TuS network is a uniform area-wide, highly available and 24-hour-monitored high security network that is on par with international security network specifications.

     IT-solution services

     IT-solution services deals with a wide range of IT-services supplementing our provision of data communications services which we market as “network centric IT-services” and generates additional value for our customers beyond traditional data services. The service offering ranges from consulting to design and implementation of customer specific IT-solutions. These solutions are designed for outsourcing customers IT infrastructures to external service providers, in the way that analogous to customers’ needs several IT-services modules can be flexibly and efficiently combined to a homogenous IT-solution. Moreover, Telekom Austria is responsible for the continuous surveillance, end-to-end management and maintenance of IT-services, which ensures the ongoing success of customers’ business transactions.

     IT-solution services mainly include 5 different service definitions:

•	IT infrastructure services, launched in 2003, centrally provide the basic data center infrastructure (housing services) as well as the disposition of local services at the customer site (desktop services).

•	Managed IT-services, available since mid-2003, provide housing (providing accommodation of IT equipment) and hosting services (providing hardware and software for IT-solutions) for the customer’s IT infrastructure with defined service level agreements. In 2004, storage-providing services will complete the managed IT-services offering.

•	Application and web services contain in addition to the supply of domain name services the provision of web space and standard applications, such as applications for mailing services.

•	IT Security Services include firewall services (centrally hosted or locally provided at the customer site) and — launched in 2003 — an e-mail security service which protects customers’ e-mail traffic from computer viruses. In 2004 we expanded our product portfolio by a complementary service blocking Spam (unsolicited commercial e-mail).

•	IT Outsourcing Services include managing a customer’s IT landscape partially or entirely. Thus, the customer specific IT-services are completely outsourced to and provided by Telekom Austria.

     Business applications

     Business applications represent a wide range of services, which are focused on e-business, e-office and e-customized solutions.

     E-business mainly consists of our well established business-to business communication services and some newer products associated with e-commerce services.

     Through our cooperation with A-Trust, in which we hold a 19.9% stake, we provide a digital signature product allowing secure digital signatures to be used on-line, thereby enabling the secure processing of transactions and payments over the internet.

     E-office solutions, such as the new e-conferencing solution, enable companies to conduct virtual meetings and share virtual presentations. New web-learning products provide virtual classrooms.

     A typical customized e-business solution is the electronic data interchange service of legal documents (Elektronischer Rechtsverkehr). This is a secure on-line system operated for the Austrian Federal Ministry of Justice in cooperation with the Austrian Bar Association which enables customers to file legal documents electronically with the Austrian courts. We also provide a service called the European Business Register (Europäisches Firmenbuch) providing access to commercial register databases in 13 European countries.

     In the medical sector, we offer a special network used for the transmission and management of patient data to and from medical institutions, called DaMe. Recently, we signed a contract to take part in the national health insurance project “E-Card” (Electronic Card), which is designed to replace the paper-based health insurance certificates and in a future step, to process electronically approvals granted by the health insurance authorities for special medical treatment.

     As a full service provider we offer solutions including access to the platform, standard content, individual content creation and consulting and customized solutions from customer relationship management, e-marketing or e-procurement to corporate website services. This is due to the successful cooperation with our 100% subsidiary World-Direct eBusiness solutions GmbH.

     Internet access & media

     We provide internet services in Austria and in the Czech Republic, through our 100% subsidiary, Czech On Line.

     Austria

     Internet access & media includes the following services:

•	Access services (dial-up access, broadband ADSL access, business internet access); and

•	Portal business with online media sales, e-commerce, paid services and multimedia services.

     Our brand Aon combines all product and service offerings for private internet access and internet services.

     Access services

     We offer fixed network internet access through dial-up service and high speed broadband internet access service, XDSL (ADSL and SDSL).

     The table below shows the development of the number of our internet customers at the dates shown:

	At December 31,
	2004	2003	2002
Dial-up customers	888,600	819,000	703,400
ADSL customers	298,400	207,600	143,100

Total customers	1,187,000	1,026,600	846,500

Internet dial-up traffic (in millions of minutes)	3,376	3,953	4,305
Average Internet dial-up tariff (in EUR/min.)	0.016	0.017	0.016

     At December 31, 2004, we had about 298,400 ADSL customers, of which 27,100 were business internet customers and 271,300 residential customers. In addition, we have approximately 85,200 ADSL subscriptions that were sold to our wholesale customers. The table excludes traffic related to our one-time internet offer, Complete, a flat-rate internet product, for which the minutes used are not charged. We ceased offering this product in 2000.

     We derive revenues for our access services primarily from subscriber fees paid by customers for our dial-up and ADSL services.

     Dial-up access

     In October 2001, we launched AonFlash, our dial-up product family with five different service packages. For our product AonFlash Easy, as with its predecessor AonPuls, we do not charge a monthly rental fee, but a special dial-up internet tariff for the connection via fixed line. In addition, we offer AonSuccess which is an add-on product available to customers who use one of the other internet products described above providing 50 megabites of additional web space for large homepages.

     Broadband Residential ADSL access

     In the summer of 2003, the residential ADSL portfolio with modules for download volume or online time was re-launched and Aon Speed FreeTime and add-on products like Aon Spamfilter and AonVirenchecker (Aon virus check) were included to better meet the changing customers’ needs and to satisfy their increasing demand for security products.

     In October 2004 the entire AonSpeed Portfolio was re-launched. Five different ADSL product versions are targeted to specifically fit light users, average users and heavy users. Customers can choose between three bandwidth alternatives and different data transfer volume categories.

     AonSpamfilter enables residential customers to take control of their personal mailbox and protect themselves from unsolicited commercial e-mail. AonVirenchecker includes a local desktop virus protection software as well as a tool to scan incoming e-mails and attachments for viruses.

     For all products (except ISDN), residential customers can choose between self installation or installation by the technical customer service. They can also choose an additional package offering wireless connectivity in connection with several of our ADSL products.

     aon.tv. Telekom Austria continued its success with the broadband television service Aon.tv by signing several new contracts with international partners. The service offers both, national and international broadcast channels as well as a variety of on demand content such as feature films, TV-series, music clips or news exclusively to AonSpeed customers.

     Buntes Fernsehen. In October 2004 Telekom Austria experimentally launched the first village television service in Engerwirtzdorf (Upper Austria) where customers create content for their community.

     Aon Gaming. Telekom Austria was the first official ADSL online gaming partner of Microsoft and Sony when they started their online services in Austria in 2003. We developed product bundles consisting of gaming consoles and broadband internet access.

     Business internet access

     For our business customers we re-launched the whole product group “Business Access” in 2004, consisting of a new pricing scheme for XDSL, higher transfer limit, lower high usage fee and included many more than the standard features. This re-launch made the XDSL products more competitive and resulted in an increase of the product activations.

     With XDSL Office Light Telekom Austria closed the gap between AonSpeed and XDSL Office. Now Telekom Austria can offer products for each target group which provides for more flexibility to the customer. In addition we launched a wide product portfolio for business internet customers consisting of Top Service, Business Access Backup and Business Access IP-Sec (Access Internet Protocol Security). Top Service includes lower reaction and problem solving time. Business Access Backup increases the availability of Internet access with a backup line based on ISDN or XDSL. Business IP-Sec gives the customer the possibility to access the internet and to contact the main office on a secure channel, all using the same line.

     Portal business with online media sales, e-commerce, paid services and multimedia services

     Our main portal, aon.at, offers a wide range of services from communication, information and entertainment to online shopping and tries to satisfy various daily needs of Austrian users. A portal is defined as a network that aggregates, navigates and delivers a wide range of internet commerce, community, communication, customer services and content. Revenues are generated from business-to-consumer services, multimedia services, aon.tv, sales of online advertising, paid services and online shops.

     We expect to continue to transform existing free services into paid services and focus on cooperation’s, entertainment, communication and local content in order to create new ways to generate and increase revenues and our profitability.

     The Telekom Austria portals including mobilkom austria AG & Co KG’s portal A1.net led the Austrian portal market of internet service providers with approximately 815 million page impressions and 2.0 million unique visitors in 2004. Page impressions refer to the number of times a specific website has been accessed or viewed by users.

     Czech On Line

     We are present in the Czech internet market through our Czech subsidiary, Czech On Line a.s. (COL), a leading provider of internet services and the first provider to introduce free dial-up internet access in the Czech Republic. In 2004 and 2003 COL generated revenues of EUR 20.3 million and EUR 18.5 million, respectively. We acquired 100% of COL in 2000. In 2001, COL evolved from an internet service provider to a full communications service provider and has since then defended its leading position in an increasingly competitive environment. At December 31, 2004, COL had approximately 247,100 active customer accounts, down from approximately 279,400 at the end of 2003. The decrease in the number of customers results from a decrease of low-end dial up customers due to stronger competition, which could not be compensated by the increase in the more valuable ADSL and voice customers.

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

     During 2004 COL continued to roll out its direct access microwave network in the 3.5 GHz bandwidth spectrum covering 22 cities.

     Due to changes in the regulatory environment in 2003, COL was able to enter into an interconnection agreement regarding the internet dial-up traffic with Cesky Telekom. Through the introduction of ADSL products COL entered the broadband market. In addition, COL introduced bundled voice and internet services for business customers. In 2004 COL launched voice telephony via carrier pre-selection for residential customers.

     Wholesale voice & internet

     We provide wholesale services for national and international mobile and fixed network operators and Internet Service Providers (ISP).

     National wholesale services include:

•	Call origination and termination;

•	Transit and access to other services;

•	Toll-free and premium rate services;

•	Unbundling of local loop and collocation;

•	Signaling services for mobile applications (roaming, Short Messaging Service (SMS));

•	Network construction. We use our experience to plan, build, operate and maintain networks for our wholesale customers. In 2004 we strengthened our position as the prime outsourcing partner for high quality backbone networks for national mobile operators;

•	Broadband solutions for ISP and other telecommunications providers; and

•	Emergency and directory inquiry services.

     At December 31, 2004, we had entered into interconnection agreements with 24 fixed-line and 5 mobile licensed operators in Austria. Separate fixed and mobile interconnection agreements were entered into with all five mobile operators. By the end of 2004 we had installed about 85,200 ADSL connections for our wholesale customers.

     International wholesale services include:

•	Call termination. We deliver international incoming calls to Telekom Austria customers or subscribers of other network operators.

•	Voice transit service. This service consists of routing traffic via our international network. We also act as account intermediary.

•	Signaling for international roaming.

•	Bandwidth transit services. Due to Austria’s geographic location, we are in a position to offer transit capacity on our international network among the eight countries that border Austria.

•	International internet access. We provide connections to the networks of other European countries, the United States and worldwide.

•	Satellite services. We provide bandwidth as well as international connectivity to our national and international customers through our own teleport. A teleport is a satellite antenna station that provides connectivity to various international satellites.

•	International Virtual Private Networks (VPNs). We provide VPNs for national retail business customers through our international partners throughout the world.

•	Jet2Web Stream. In 2004 we further expanded the development of our fiber optic backbone network in foreign markets. The efforts were mainly focused on working out solutions to extend the Jet2Web Stream to Slovenia and Croatia. We are in the process of implementing backbone capacities pursuant to actual demand. At present, Telekom Austria is also developing appropriate solutions to further extend the Jet2Web Stream from Budapest to Romania and Bulgaria.

     Traffic volume

     Our incoming and outgoing international traffic includes calls to and from our customers and customers of other network operators routed through our network. We processed more than 2.8 billion traffic minutes of international incoming and outgoing calls, especially incoming calls to fixed and mobile networks.

     Tariffs

     We receive payments for terminating international traffic and pay international carriers to carry and terminate our outgoing calls in other countries. These receipts and payments are based on settlement rates negotiated with other international carriers on a bilateral basis.

     In addition, we receive payments for national interconnection traffic and pay other national carriers to carry and terminate calls from our customers in their networks. These tariffs are regulated by the Austrian regulatory authority (RTR). In 2004, RTR decreased fixed line interconnection tariffs by 3.3% on average.

     Our main source of interconnection costs arises from calls to mobile networks. Interconnection fees for terminating calls in the network of other mobile operators range from EUR 0.1318 (T-Mobile), EUR 0.1380 (Connect Austria, tele.ring since April 2005), EUR 0.1599 (tele.ring until April 2005), to EUR 0.1962 (Hutchison 3G Austria). The Austrian regulatory authority recently announced its intention to decrease incrementally all mobile termination tariffs until December 31, 2011.

     Interconnection costs also arise from calls to toll-free and VAS numbers provided in our network which originated in networks of Austrian mobile operators. The underlying, so-called mobile origination tariffs range from EUR 0.1028 (mobilkom austria AG & Co KG) up to EUR 0.1962 (Hutchison 3G Austria). Daytime, evening and weekend rates are identical.

     Other services (customer premises equipment and directory services)

     Customer premises equipment

     We are a leading provider of telecommunications equipment, systems, related post-sales maintenance, and service for residential and business customers in Austria. As in most European Union member countries, the market in Austria for such equipment and systems, commonly known as customer premises equipment, is characterized by high competition and low profit margins. We believe, however, that the supply and servicing of customer premises equipment is an essential element of providing full service to our customers. Through the provision of customer premises equipment, we are able to develop closer relationships with our customers, encourage the use of new technologies and cross-sell other services such as ISDN and ADSL. It also helps us to better understand our customers’ evolving telecommunications needs. We sell and lease customer premises equipment manufactured by leading vendors through retail outlets, including our own call centers, our Telekom Austria and A1 Shops, direct sales force (for business customers), our door-to-door agents, as well as third-party distributors. Our range of customer premises equipment includes:

•	Telephone systems, which help corporate customers manage their telephone extensions based on state-of-the-art technologies and developments like Voice over IP (VoIP) telephony;

•	Enhancements and supplements to PABX (private automatic branch exchange) such as Computer-Telephony Integration (CTI), contact-center applications or unified messaging (UMS), which provides a single interface for voice, e-mail and fax messages;

•	LAN and WAN networks based on standardized ISDN-telephony or based on VoIP telephony;

•	Voice communication based on ISDN and VoIP telephony, and PC software applications;

•	Telephones and accessories, fax machines;

•	Mobile products; and

•	Maintenance services.

     We plan to grow our customer premises equipment business by exploiting opportunities arising from the convergence of information technology and telecommunications systems, systems integration and internet services.

     Directory services

     Directory services mainly include directory assistance services, directory data selling, directory publications and information-services. The number of directory inquiries and related services decreased further during 2004 due to the availability of electronic inquiry devices via internet, which are mostly free of charge, as well as electronic devices such as PDAs (Personal Digital Assistant) and mobile phones that include applications for directory management.

     Directory assistance services & information services. We provide national and international operator-supported directory services through value added numbers. New products like directory services per SMS for reverse searches of names and addresses were launched during 2004 and now complete the directory assistance portfolio. Furthermore, we provide directory assistance for other carriers and are also hosting directory service numbers for other service providers. Moreover, we offer a number of information-services and the classic telegram. In 2005, Telekom Austria plans to extend its portfolio in the information-business with new automated voice-operated services.

     Directory publications & directory data selling. According to the Austrian Universal Service Ordinance we collect and maintain a database of our subscriber data and other fixed-line and mobile service providers which is the basis for the Austrian telephone directory published by Herold. This database is also offered to other directory assistance providers and telephone book publishers.

     In January 2004, the online telephone directories “www.etb.at”, provided by Telekom Austria and “www.herold.at”, provided by Herold Business Data AG merged into a joint search machine for Austrian telephone numbers, provided by Herold Business Data GmbH & Co. KG.

     Competition

     We face intense competition that has resulted in a reduction of tariffs and prices throughout the market and we expect that pressure on tariffs will continue. We believe that market liberalization has contributed to market growth for internet services and intensified competition in voice telephony. Management believes that the market for data communications and IT-solutions as well as internet services will continue to grow moderately whereas the fixed-line voice telephony market will further stabilize.

     The population of Austria is concentrated primarily in a few urban areas. Approximately 20% of the Austrian population lives in the Vienna area. Competitors can therefore service a large percentage of the Austrian population by focusing on a limited geographic area. Under our universal service obligation, we are required to provide voice telephony, public pay phones, directory inquiry services and other services throughout Austria, including rural areas. Until the end of 2002, competition has concentrated primarily on price. However, we believe that the decrease in prices is slowing down and we are noticing a trend towards convergent and combined products and services such as Triple Play (a combined service of voice, data and video).

     The Austrian data communications and mobile communications market is fully liberalized. The regulatory authority has determined that we have significant market power in certain retail and certain wholesale markets.

This partially limits our pricing flexibility. As a result, most of our pricing has to remain cost-based and significant changes have been subject to prior approval by the regulatory authority. For more information, see “— 4.3. Regulation and legal framework — Regulation”.

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

     We had interconnection agreements with 24 fixed line operators and 5 mobile network operators as of December 31, 2004.

     Our primary competitors in the provision of voice telephony through fixed lines are the recently merged Tele2UTA, tele.ring, eTel and UPC Telekabel (Priority). Several smaller competitors have left the market including Carrier One, European Telecom, TeraCom, KPNQwest, Red Telekom, Cybertron and Comquest. Most of our competitors are partly or even in majority owned by international, experienced telecommunications operators, and some of them are incumbents in their own home markets.

     The acquisition of UTA by TELE2 resulted in a new, strong competitor with approximately 1.4 million customers and its ability to offer the full range of fixed line telecommunications services. In addition Tele2UTA is offering mobile communications as a mobile virtual network operator as well.

     In the market for data communications and IT solution we face intense competition ranging from start-up companies to multinational alliances, like AT&T, Equant, T-Systems, Colt, IBM, SBS (Siemens Business Services), Atos Origin, tele.ring and Tele2UTA. We compete in all areas of data communications services based primarily on a combination of price and quality of service. We are the overall leader among data communications providers in Austria.

     We face many competitors in the provision of internet services, ranging from established global portal service providers to general telecommunications operators like Tele2UTA, UPC Telekabel (chello), or Inode. Our main ISP competitors are partly or wholly owned by international internet service providers. In the business market segment, we compete primarily with full-service telecommunications operators that offer internet access services, hosting services and voice telephony through fixed lines. Some of the operators in these market segments have longer operating histories abroad and greater name recognition in some European markets or in the United States. Our main competitor in the Austrian portal market for internet service providers is Tele2UTA.

     Providers who chose unbundling services grew considerably in the SOHO and SME market. In general we have an ongoing market consolidation. Two major ISP, Nextra and Eunet, have been taken over by the Air Call Group. UTA, the second largest Austrian full service provider joined the Tele2 Group through it’s merger with Tele2. Austria’s third largest provider took over a couple of small providers. T-Online decided to leave the Austrian ISP market due to the strong competition.

     Sales and marketing

     In the Wireline segment, we classify our retail customer base into three customer groups:

•	Residential retail sales: in this marketing segment we serve about 2.3 million residential customers. The customer base is segmented according to customer needs in telecommunications services;

•	Small offices/home offices (SOHOs) and small and medium-sized enterprises (SMEs); and

•	Top SMEs; and key accounts.

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

     Our wholesale customer base comprises national and international mobile and fixed network operators and ISP. Our marketing activities are customized to the individual needs of our customers focusing on the provision of integrated solutions and quality of service.

     At December 31, 2004, we had a network of 49 Telekom Austria Shops, offering competent customer service and advice concerning our entire service offerings for residential and business customers. In addition, we market our products and services through the offices of the Austrian Postal service and use retail chains as point of sales. Furthermore, customers are directly solicited personally or by phone by professionals and by our employees.

     We target business customers in this segment with our dedicated sales force. Starting in 2002, we focused on retention of our large business customers and extension of our customer base by attracting SME. Key account customers are targeted by our Business Solutions unit embarking on a customer-focused approach with a strong emphasis on all-in-one solutions.

     Our wholesale services are marketed and sold directly to national and international carriers by our carrier managers. In 2004, we served more than 110 national and 280 international wholesale customers. We also plan to further push our sales activities through indirect Partner Sales in those countries which are covered by our fiber optic ring (Jet2Web Stream).

     Customer service

     We are convinced that a long lasting customer relationship is essential to outperform our competitors. Therefore, we continuously concentrate on service leadership.

     We handle about 13.9 million customer contacts at our front office, 1.2 million service and installation assignments and 5 million back office cases a year with a focus on improving customer satisfaction as well as increasing our performance.

     In an independent survey our directory services achieved best in class customer satisfaction values compared to national competitors while significantly improving efficiency by 16% in terms of automation and declining costs per billable minute by approximately 20% compared to the year 2003.

     Moreover, we have successfully implemented a nationwide workforce management tool connecting 1,300 technicians of our field force handling up to 7,000 service and installation cases a day. This system allows us to maintain satisfactory customer service in a mass market through the use of state of the art dispatching tools. Our internal process systems have benefited from increased automation.

     We are also in the process of complementing our efficiency by making our process flows more customer oriented with a special focus on our business customers and increased self service functions through the use of the internet and by raising automation levels in the back office.

     Networks

     Telekom Austria is the largest telecommunications operator for fixed and mobile network services in Austria. All customer services are based on advanced, high quality technology networks with proven reliability.

     Switched network

     We operate a fully digital voice switching network serving 2.5 million PSTN access lines, about 443,600 ISDN basic access lines, and 7,600 ISDN multi access lines at December 31, 2004.

     Our network combines reliable technology with efficient network design. To assure network reliability our voice switching network operates on a double-tracked basis and we have an adequate administration, and maintenance system. Our call success rate and exchange availability for 2000 through 2004 was between 99%

and 100%. The call success rate is the percentage of originating calls resulting in successful connections (ringing tone) with the intended destinations.

     At December 31, 2004, more than 94% of the voice switches and remote units were connected to our transmission network by optical fiber cables, the highest capacity medium available.

     We are in the process of optimizing the switching network. We expect this program to reduce operational costs, lower capital expenditures, and accelerate service rollout.

     Through our intelligent network, also known as IN platform, we offer, among other services, toll-free, VAS and number portability. The demand for new IN services is driven by customer needs for communication within a predetermined user group and by regulatory requirements, such as number portability. By adopting the same IN technology in the fixed and mobile networks, we will be able to offer convergent services such as using the same handheld phone for fixed and mobile calls.

     Data networks

     Technological innovations and advances in standardization allow us to provide a set of new telecommunications and multimedia services in connection with our large established network infrastructure. These innovations have occurred in three different areas: backbone network infrastructure, access infrastructure, and advanced services.

     Backbone network infrastructure. This infrastructure is based on optical signal transmission. We predominantly use optical fiber as the transport medium for high-speed digital transmission. Our core network was based on approximately 20,087 kilometers of optical fiber cables at December 31, 2004. In addition, we provide radio links in specific areas upon customer demand.

     Telekom Austria runs a state-of-the-art multiservice network which is based on ATM and IP technology. Through the deployment of MPLS networking technologies we are able to integrate the SDH, ATM and IP networking concepts in order to offer the required quality of service for the whole service portfolio of Telekom Austria, i. e. broadband access services based on ADSL and business customer services derived from fiber and SDSL access technology. Thus, we are implementing our networking infrastructure towards an “All IP” networking concept, which is the basis for further cost reduction as well as offering new voice and data services.

     Access infrastructure. Our access infrastructure is the means by which our customers connect to our networks. The access network plays a key role in our business as it supports the entire range of services. Broadband technologies such as ADSL permit high-speed internet access and digital video transmission on normal telephone lines. Across Austria we have installed 903 ADSL relay stations covering more than 87% of Austrian households. We had about 383,600 ADSL lines installed at the end of December 2004, up from 261,100 at the end of the year 2003 and we continue our expansion.

     In addition, we provide multimedia and other data services with high capacity requirements using direct access via optical fiber for large business customers. As the demand for broadband services increases, we anticipate a deeper penetration of optical fiber in the access network and expect to implement next generation solutions such as very high speed digital subscriber line (VDSL) applications on existing copper lines.

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

     International network

     Our international voice traffic is routed through two international gateways. We have connections to 244 destinations (including global satellite networks) and direct links to 136 international operators in 81 countries. We partially own or have rights to use undersea cables in addition to satellite capacities of the corporations Intelsat and Eutelsat. We also take part in projects for the installation of international optical fiber-backbones such as Trans European Lines and Trans Asia European Lines. With the installation of Jet2Web Stream we have expanded our broadband activities abroad. The network now covers Prague, Frankfurt, Munich, Bratislava, Budapest, Ljubljana and Milan. All parts of this network can be expanded up to 320Gbits, which would allow us to adjust capacity step-by-step to meet growing demand. The expansion of our fiber optic ring “Jet2Web Stream” enabled us to connect mobilkom austria AG & Co KG’s subsidiaries to our networks at low costs and to act as a major provider for the transmission of voice and data communications in Central and Southeast Europe.

     Next generation network

     Similar to the way in which the entire telecommunications network had to be completely renewed through digitalization at the beginning of the 1980’s, new technology is being developed to enable a gradual transition from the digital networks to a packet oriented network, commonly referred to as Next Generation Network (NGN).

     A packet oriented network is expected to enable a more efficient simultaneous transmission of data services and voice telephony services. NGN is expected to give us more flexibility to satisfy customer wishes and to offer the exact services that are needed at the moment. Easier access and the opportunity to offer new services like videoconferencing, multimedia messaging services, audio/video streaming applications or video mailboxes will generate additional business opportunities.

     We are still in the process of evaluating the details of the financial implications of different migration plans to NGN. We have began a technical review of concept projects in order to evaluate the technology and compare how the different existing technologies enable us to deploy new innovative services on new technologies with regard to optimizing network costs using existing infrastructure (see “Item 5.4. Liquidity and capital resources — Capital expenditures”).

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

Wireless

     Our Wireless segment is represented by mobilkom austria group which is comprised of mobilkom austria AG & Co KG and its subsidiaries. mobilkom austria group generated revenues of EUR 2,125.5 million in 2004, EUR 2,030.2 million in 2003 and EUR 1,909.4 million in 2002, before intersegmental eliminations. In addition to providing mobile communications services in Austria, we also provide mobile communications services through VIPnet in Croatia, Si.mobil in Slovenia and mobilkom [liechtenstein] in Liechtenstein, representing 21.6% of our mobile communications revenues in 2004 compared to 20.9% and 20.3% in 2003 and 2002, respectively.

     We had more than 4.9 million mobile communications customers at the end of 2004 representing, a 4.5% increase compared to 2003. The Wireless segment covers a total population of about 15 million. Wireless market penetration ranges from 64.5% in Croatia and 79.1% in Slovenia to 98.0% in Austria.

     In January 2003, upon an exclusive partnership with Vodafone to co-operate in the Austrian, Croatian and Slovenian market was agreed. The cooperation has extended the range of existing products and services of mobilkom austria group and has improved the product portfolio in particular for business customers. Both companies collaborate in the field of roaming, purchasing, development of new products and services, technical platforms, global account management and joint marketing initiatives. In 2004, numerous joint products were launched, especially in the area of data services and roaming. Among the launched services are:

•	Vodafone live!, a mobile lifestyle service especially for residential customers, offering a variety of services such as games, videos, news and other information via mobile phone. Vodafone live! was launched simultaneously in Austria, Croatia and Slovenia in June 2004;

•	Vodafone Mobile Connect Cards, a data card for laptops enabling fast wireless access to internet and corporate networks, and therefore offering full mobility for our customers;

•	Vodafone World, a new transparent roaming pricing scheme, which is offering simple pricing all world-wide, roaming promotions (offering special rates) for our visitors in Austria;

•	Blackberry enabling customers to automatically send and receive all e-mails on handheld devices.

     Competition has resulted in a reduction of tariffs and prices throughout the markets and we expect continued downward pressure on tariffs. We believe that market liberalization has contributed to market growth and intensified competition in the Wireless segment. We expect that the intrinsic growth in the Wireless segment will not be able to match the growth rates of prior years.

     Austria

     mobilkom austria AG & Co KG is the leading provider of mobile communications services in Austria with nearly 3.3 million customers at December 31, 2004, which represented a total market share of 41.0% of the Austrian mobile communications market, in comparison to 43.3% at the end of 2003. Our mobile business has experienced rapid growth in recent years as the mobile penetration rate in Austria increased from 14.4% at December 31, 1997 to 98.0% at December 31, 2004. The penetration rate increased by 8.3 percentage points compared to 2003. We believe that we have a strong market position as a result of our customer-focused services, two well recognized brands in Austria, with A1 as the product brand and mobilkom austria as the company brand, broad network coverage and eligible customer service.

     In August 2000, we were one of the first mobile communications operators worldwide to launch a nationwide and commercially operated network based on general packet radio service (GPRS). GPRS is a technology which is a data service enhancement for Global System for Mobile Communication (GSM). GSM is one of the leading standards for digital wireless communications.

     mobilkom austria AG & Co KG holds 100% of paybox CEE, which has a 100% subsidiary in Austria (paybox austria). This Company allows us to offer m-commerce (mobile commerce) solutions both in Austria as well as in Central and Eastern Europe.

     In January 2002, mobilkom austria AG & Co KG was the first mobile communications service provider worldwide who was assigned a bank license. This license allowed us to establish our 100% subsidiary A1 Bank, enabling us to provide a broad range of m-commerce services.

     We were the first European operator to set up a nation wide UMTS network. We began commercial operation of our UMTS network in April 2003. In 2004, we began actively promoting UMTS by introducing a data package in combination with a data card, Vodafone Mobile Connect Card, to be used with laptops. Voice packages have not seen a big market reception so far due to the fact that there were only a few adequate UMTS handsets available. By the end of 2004, mobilkom austria AG & Co KG covered all major cities and altogether about 60% of the Austrian population with its UMTS network and thereby fulfilled our regulatory obligations concerning UMTS for the year 2005. Furthermore, the extension of the service abroad has been successfully initiated by launching UMTS roaming in 10 countries by year-end 2004. The further expansion of the network will focus on in-building coverage. This will prepare us for a shift in traffic from GSM to UMTS in urban areas.

     In January 2005, mobilkom austria AG & Co KG launched EDGE (Enhanced Data Rates for Global Evolution). EDGE is provided in addition to UMTS for those parts of Austria without UMTS-coverage so far. This will allow data transfer in broadband quality all over Austria, reaching 95% of the Austrian population by the end of the first half of 2005.

     Competition

     The Austrian mobile communications market currently has four GSM operators with UMTS licenses (mobilkom austria AG & Co KG, T-Mobile Austria, ONE, and tele.ring) and one additional UMTS license holder (Hutchison 3G Austria). Hutchison 3G Austria launched its UMTS operations shortly after mobilkom austria AG & Co KG in May 2003. In December 2003, mobilkom austria AG & Co KG acquired Telefonica-owned 3G Mobile, which also held a UMTS license, and thereby increased the available frequency spectrum. However, the purchase was subject to the regulatory obligation to sell 2x5 MHz of the acquired frequency spectrum by January 31, 2005. Therefore, mobilkom austria AG & Co KG agreed to sell this frequency spectrum to our competitor T-Mobile Austria in March 2004. This sale was completed in January 2005. Since the fourth quarter of 2004, TELE 2 which previously operated as a service provider now operates as a Mobile Virtual Network Operator (MVNO) with its own access number. In 2004, the fixed net operator eTel started as a service provider, reselling mobile communications services under its own brand name, focusing on business customers and using the network of ONE. By the end of 2004 all operators are commercially promoting UMTS services, whereas tele.ring has one UMTS handset in their portfolio but is not promoting UMTS actively. T-Mobile Austria just introduced data cards for business customers.

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

     Customers and traffic

     We have experienced substantial growth in our mobile customer base over the past few years. According to our own market research, there were about 7.99 million mobile customers in Austria in December 2004, representing a mobile penetration rate of 98.0% of the population, which is one of the highest penetration rates of mobile communications in Europe. As a result of the market saturation, we have focused on retaining customers rather than acquiring new customers. We expect growth in the medium-term will be driven by new data services as well as the expansion of mobile technology to new products and services. In December 2004, our mobile customers represented approximately 41.0% of the mobile communications market in Austria, a 2.3 percentage point decrease compared with the end of 2003.

     The following table shows selected customer and market share data for our services in Austria at the dates specified. Customer totals are based on total customer identification numbers issued. The size of this market has been estimated by us.

	At December 31,
	2004	2003	2002
	(in thousands)
Customers at end of period
Contract	1,778.8	1,682.2	1,574.9
Prepaid	1,494.8	1,481.0	1,426.5

Total customers	3,273.6	3,163.2	3,001.4

Net additions	110.4	161.8	151.5
Market Information
Total market for mobile services	7,993.0	7,312.5	6,762.8
Our total market share	41.0%	43.3%	44.4%

     Our customer base increased to nearly 3.3 million customers in 2004, of which approximately 1.8 million were contract customers and approximately 1.5 million prepaid customers. Our focus on contract customers resulted in a stronger growth of our contract customer base in 2003 and 2004.

     The Austrian market experienced an increase in churn rate as a result of an aggressive price policy. Nevertheless, mobilkom austria AG & Co KG has the lowest churn rate among the more established Austrian providers, which is approximately 17.0%, compared to 16.1% in 2003. The churn rate provides insight into the growth or decline of the customer base as well as the average length of participation in the service. Our Austrian churn rate is calculated based on the total number of customers who discontinue their use of our service in a 12 month period, divided by the average number of total customers during that period. A prepaid customer is disconnected 13 months following the last account deposit. In 2004, our contract churn rate was 11.9% and our prepaid churn rate was 22.8%. These rates are in line with the average churn rate of mobile operators in European Union countries where mobile operators subsidize handsets given to customers as an incentive to switch operators. Subsidized handsets have been available in Austria since late 1998.

     The following table shows traffic volume of our customers excluding visitor roamers, average number of customers, and the average monthly traffic per customer in Austria for the periods indicated. Customer traffic comprises outgoing calls made in Austria and abroad and incoming calls received by our customers abroad and excludes traffic from internal lines and from visitor roamers.

	Year ended December 31,
	2004	2003	2002
Traffic (in millions of minutes)	4,751	4,509	4,124
Average number of customers (in thousands)	3,184.4	3,064.5	2,895.7
Minutes per customer per month	124	123	119

     Sales, marketing and customer service

     Our mobile sales and marketing strategy aims to enhance the breadth and quality of our service and build long-term relationships with our customers, thereby taking measures to balance our churn rate and maintaining our strong position in a highly competitive market. Our sales and marketing strategy includes:

•	Increasing sales through our own shops and developing them into service points for our customers, e.g. for hardware replacement;

•	Strong focus on valuable business customers;

•	Further improving customer service; and

•	Exploring additional distribution channels for internet retail.

     In the Wireless segment, we split our customer base into three customer groups:

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

     We market contract and prepaid mobile communications services through various channels, including our own shops, shops-in-shops, post offices, retail agents, tobacconists, internet, and a key account sales force.

     At December 31, 2004, we operated 38 A1 shops in major metropolitan areas in Austria. A1 shops offer mobile communications products, services and accessories, technical information and advice, and the opportunity to test mobile communications products. We have also entered into distribution agreements with approximately 1,450 electronics equipment outlets throughout Austria as of December 31, 2004. Our shop-in-shop concept comprises 179 branded information counters in large consumer electronics outlets. In addition, our mobile communications products and services are also offered in our Telekom Austria shops and in 1,639 post offices throughout Austria, which provide high visibility for our products and services.

     In order to satisfy the demand for prepaid mobile communications services, we also sell our prepaid products through other retail agents, such as supermarkets, tobacconists and gas stations throughout Austria.

     We operate one of the leading Austrian e-commerce websites (www.a1.net) for our mobile communications products and services, offering contract and prepaid subscriptions, accessories and re-loading of prepaid accounts via internet. The majority of these services may also be accessed via mobile handsets.

     Customer service

     In 2001, our call center and inbound and outbound services were certified by the ÖNORM Institute, the Austrian Standards Institute, becoming the first certified call center in Austria. In 2003, the ÖNORM Institute audited mobilkom austria AG & Co KG’s customer service quality and extended the certification for an additional two years.

     We seek to provide high quality customer service and to continuously strengthen the relationship with mobile customers starting from the first contact. Operating in two locations, customer services provides in and outbound call service including the active promotion of our product range, customer data management, activation and cancellation, customer correspondence via letter, fax and e-mail, complaint management as well as billing, accounting, fraud and debtor risk management.

     In 2004, the entire customer services division was reorganized in order to enhance customer value based service strategies. We introduced the A1 Service Center, a web based e-care platform, which provides a self service alternative for our customers.

     We are continuously upgrading our billing system in order to support the introduction of new products and services and to increase our ability to offer a more flexible tariff structure. Particularly for corporate customers, our billing system allows us to carry out customer segmentation and to offer multiple tariff rates and more customer tailored billing information.

     After introducing electronic online billing in 2003, we have promoted the increased usage of online billing among private customers. As a result, we successfully motivated customers to switch exclusively to this electronic based invoice, thus reducing costs for bill production and postal distribution in the future.

     We continuously adjust our customer retention activities according to market requirements. We try to retain our customers and keep our churn rate low through various special offers. Our focus is on retaining high value customers and increasing their loyalty and satisfaction by optimizing our customer-related processes. As part of our aim to encourage customer loyalty, we operate a points-based customer loyalty program for which more than one million customers were registered at December 31, 2004. The collected points entitle customers to purchase new subsidized handsets and accessories for mobile phones.

     We also provide the A1Auskunft service. This directory assistance offers address and telephone number information. The information can be communicated by voice, sent by e-mail, SMS or fax, or the customer can be directly connected to the requested number.

     Products and Services

     We offer a wide range of mobile communications products and services including value-added services such as voicemail, information services, m-commerce, mobile internet access, mobile office solutions, telematics (a combination of location-based services, global-positioning system (GPS) localization and remote control), and service allowing the use of up to three mobile phones under the same number, SMS and multimedia messaging services (MMS). Location-based services encompass all services where information about the location of the consumer is needed, such as finding the closest hospital, restaurant, post office or grocery store and other location based information.

     Whereas with SMS only text-based messages can be sent, MMS offers the ability to send and receive multimedia messages comprising a combination of text, sounds, images and video up to 300KB to and from MMS capable handsets. In addition, MMS can also be sent and received via special internet platforms, such as the mobilkom austria AG & Co KG portal A1.net. The portal A1.net uses the internet to promote, adapt and sell various products for our mobile phone services. We also added video telephony to our service portfolio for UMTS customers, enabling our customers to have multimedia person-to-person conversations.

     Contract services. For our contract customers we offer dedicated customer service and special tariff packages. Our customized products target all segments, from residential customers to large corporate accounts. Our large corporate customers benefit from a range of specialized corporate services such as mobile communications with full virtual private network functionalities. The A1 XTRACARD PRO enables customers to use up to three SIM-Cards (Security Identity Module-Card) with the same telephone number, allowing mobile data usage and voice calls at the same time. Furthermore, mobilkom austria AG & Co KG was the first operator in Austria to launch Push to Talk (PTT), a communications technology for mobile networks which is comparable to a walkie-talkie where users take turns speaking by pushing the PTT key, in a friendly user trial among the teenagers segment as well as our customers in the business segment.

     Prepaid services. Prepaid products are marketed primarily to lower volume mobile phone users. The advantages of prepaid services for us are decreased credit risk, lower costs of sales and reduced administrative costs. Since 2002, we observed a saturation of the prepaid-market.

     Call back service. mobilkom austria AG & Co KG’s service development in the voice segment focused on call completion services aimed at increasing voice usage of the total customer base. We successfully introduced missed call notification to our 3.3 million customers. Our customers now get an SMS notification with a list of all numbers that tried to call them while their handset was turned off or out of coverage and the caller did not leave a message. Additionally, we increased the usability of our voice mail system and our customers are now notified about the caller ID of people who left a voice mail to facilitate easy call back.

     M-commerce services. Due to our wide range of m-commerce (mobile commerce) services we managed to significantly broaden our customer base in the last year. The portfolio of services is large and ranges from event ticketing to short-term insurance contracts for major sports injuries and paying at vending machines and betting via mobile phone. In September 2003 we launched a ticketing solution for public transportation in Vienna, Austria which enables customers to purchase tickets via mobile phone.

     In October 2003, we started the m-parking service in Vienna, Austria. m-parking enables car drivers to pay short-term parking fees via their mobile phone, processed through our subsidiary A1 Bank. A1 Bank administers the funds generated through parking management in trust for the City of Vienna, Austria. Further services have been launched such as the public transport ticket in other cities than Vienna or a highway toll ticket. Furthermore, the most popular gambling service in Austria, the national lottery, offers its service via SMS. In 2004, mobilkom austria AG & Co KG cooperating with Vodafone Germany, launched a cross border ticketing solution, allowing customers to purchase train tickets from Austria to Germany.

     We broadened our product portfolio with A1 SIGNATURE — an e-government-compliant electronic signature. This service already ensures secure authentication for a range of activities including submission of tax forms and scholarship applications. Another new product is the A1 NAVI. The graphic and voice-enabled instructions of A1 NAVI provide full turn-by-turn, dynamic, graphic and voice-enabled navigation to GPRS/UMTS mobile phones within the home and roaming networks.

     Within the business service sector, mobilkom austria AG & Co KG achieved a major improvement in customer perception of mobile business applications by launching easy-to-use products such as MOBILE BROADBAND, which uses the Vodafone Mobile Connect Card as access to mobile office solutions. An attractive tariff, charged at a fixed rate, combined with the benefit of the high performance data rate makes MOBILE BROADBAND the first UMTS mobile business application for the mass market in Austria. In 2004, we also introduced Blackberry, enabling customers to send and receive all e-mails on a handheld device automatically.

     We are the market leader for m-commerce services in Austria and through ongoing innovations in this area we strengthened this position in Austria in 2004.

     International roaming services. International roaming enables our customers to make and receive calls with their mobile phones in other countries using the networks of operators with whom we have entered into international roaming agreements. These services are offered to our contract customers and registered prepaid customers. At December 31, 2004, we had international roaming agreements with 288 mobile network operators in 145 countries. Additionally, we offered to our prepaid customers roaming in 30 countries with 42 mobile operators without the necessity of prior registration. At December 31, 2004, we offered GPRS roaming in 64 countries with 86 operators. In 2004, we started to focus on offering 3G roaming to our customers. At year end 2004, we launched 3G roaming in 10 countries with 10 operators, significantly increasing the possibilities of data transmission abroad. In addition, we offered our customers additional convenient services (e.g. using the same short numbers for calling voice mail abroad), recharging the prepaid account abroad and special rates during summertime at primary tourist destinations.

     Tariffs

     We offer promotional packages intended to attract and retain customers, such as usage options, allowing cheaper prices per minute to other mobile and fixed networks by paying an additional monthly fixed fee, or reduced monthly fees. With innovative tariff packages such as A1 Xcite and B-Free Komix, we are the only operator in Austria which applies a segmented marketing approach by limiting these services to certain age groups, therefore addressing the special needs of young consumers and children. In addition, we intend to continue to focus on attracting and retaining high-volume corporate customers by offering flexible corporate tariff structures, volume discounts and handset replacements. In 2004 mobilkom austria AG & Co KG launched Vodafone World, an international roaming tariff which offers more transparency, convenience as well as better prices for customer calling within the Vodafone networks. In addition, we offered special discounts during the heavy traveling time in summer for our customers in Vodafone networks. Due to the increased importance of data services in 2004, mobilkom austria AG & Co KG offered special data roaming rates for e.g. Blackberry users and heavy data roaming users, with special rates on our Vodafone partner networks.

     Networks

     Our mobile networks in Austria are based on digital GSM, GPRS, EDGE, and UMTS technologies.

     mobilkom austria AG & Co KG continuously monitors the quality of its networks and those of its Austrian competitors in terms of blocking, set-up success and drop call rate and reports the results on a monthly basis. During 2004 the GSM “call success rate” was 98.2% on average, higher than all of our competitors. This is a result of a test carried out under the supervision of the Technical University of Vienna, Institute of Broadband Communications. In addition, the cooperation with Vodafone enables us to compare our results with those of various European companies. Therefore, we started benchmarking major performance-KPI ´s (Key Performance Indicators), particularly for end-to-end performance of GPRS and UMTS data transmission, in 2004, to be able to further compare and enhance performance.

     At December 31, 2004, mobilkom austria AG & Co KG’s GSM network consisted of 11 mobile switching centers, 4 home location registers and 5,363 base stations. An intelligent network platform is installed for GPRS and value-added services. We have expanded our GSM network in recent years, focusing on improvements of coverage and capacity upgrades, particularly in areas of high traffic such as Vienna. In 2004, 154 new base stations were brought on-line, of which 102 were macrocell stations, which assure coverage, and 52 were microcell stations, which assure additional capacity in densely populated urban areas.

     The following table shows the number of GSM microcell stations (which assure in-door coverage and additional capacity), GSM macrocell stations and total GSM transmitter stations in Austria that were operational at the end of the periods indicated.

	At December 31,
	2004	2003	2002
Microcell stations	1,062	1,010	932
Macrocell stations	4,301	4,199	4,025

Total (on air)	5,363	5,209	4,957

     We provide dual band services to accommodate our expanding customer base with the necessary capacities and the best quality. At December 31, 2004, we held nationwide 2x17.0MHz (85 channels) spectrum in the 900MHz band and 2x15.0MHz (75 channels) spectrum in the 1800MHz band. This includes additional 2x6.6 MHz E-GSM (extended GSM) frequencies which have been auctioned for EUR 0.56 million in November 2004. E-GSM is an extension to the spectrum of GSM. Necessary for more total capacity for GSM systems, the ETSI-standard GSM 05.05 spectrum was extended several times. The first and most prominent extension was DCS-1800 or GSM-1800, the second was E-GSM. With E-GSM, the original P-GSM (primary GSM) spectrum was enlarged by 2x10 MHz. As was done in the past, we will expand dual band service to areas with significant amounts of mobile traffic such as large and medium cities, technology parks, tourist sites, highways and airports.

     Our digital transmission network includes the standard components of a mobile telecommunications network, such as digital cross-connects, radio links, and other transmission devices to connect different components of its networks. We use our fixed line corporate network services for transmission between mobile network elements and PSTN interconnection points, in particular for high capacity and high availability transmission requirements.

     Wireless Application Protocol (WAP). In December 1999, mobilkom austria AG & Co KG introduced WAP, a specification for a set of communication protocols to standardize the way that wireless devices can be used for internet access, including e-mail and newsgroups. Since March 2000, mobilkom austria AG & Co KG has offered a personalized WAP-portal with an integrated search engine. In 2004 the popularity of WAP increased by launching Vodafone Live!, the common portal of Vodafone companies and partner networks.

     General Packet Radio Service (GPRS). GPRS enables high-speed mobile data-transfers, particularly for data applications such as mobile internet browsing and e-mail. We launched our GPRS services in August 2000. GPRS is available over the entire network. Maximum data rates are further achieved by optimizing data compression. Based on this GPRS data transport capability, MMS was introduced in 2002. Through the implementation of Service Level Monitoring (concurrent monitoring of prime services taking into account the customer’s view) we could further enhance our quality of service.

     Enhanced Data Rates for Global Evolution (EDGE). EDGE evolved through an enhancement of GSM providing faster data transmission. Because it is built upon the existing network, EDGE is used by mobilkom austria AG & Co KG to complement our 3G coverage. mobilkom austria AG & Co KG launched EDGE in Austria in January 2005.

     Universal Mobile Telecommunications System (UMTS). mobilkom austria AG & Co KG successfully bid for a UMTS license in Austria in November 2000. UMTS allows operators to transmit data significantly faster, significantly exceeding the speed of the preceding mobile systems. It also permits implementation of multimedia applications that integrate voice, video, and data communications. On September 25, 2002, the technical launch of UMTS was demonstrated with a live video conference over mobilkom austria AG & Co KG’s UMTS network. As the first operator in Austria, mobilkom austria AG & Co KG commercially launched the service on April 25, 2003, covering about 50% of the Austrian population at the end of 2003. At the end of 2004 our UMTS-network covered about 60% of the Austrian population. The takeover of 3G Mobile in December 2003 increased the available frequency spectrum for mobilkom austria AG & Co KG from 2x10 MHz to 2x14.8 MHz, which gives us ample capacity to handle potential growth of mobile services in the future and will allow us to reach our goals with a smaller number of macrocell stations. Another 2x5 MHz frequency spectrum, that has been acquired in the takeover, had to be re-sold due to regulatory requirements by January 31, 2005. Licenses for spectrum in the TDD (Time Division Duplex) domain remained unchanged at 1x10 MHz.

     The following table shows the number of UMTS stations. The focus of the rollout is, after meeting regulatory requirements for population coverage, on enhanced indoor coverage and additional capacity for densely populated areas:

	At December 31,
	2004	2003	2002
Macrocell stations	1,697	1,271	855
Microcell/Indoor stations	24	—	—

Total (on air)	1,721	1,271	855

     Synergies of our base station infrastructure are utilized by combining GSM and UMTS equipment.

     Wireless Local Area Network (WLAN). WLAN uses high-frequency radio waves to create a locally-limited, broadband connection to computer networks. A1 WLAN was launched in March 2004. Our main focus is to address business customers in high density areas, such as seminar hotels, conference centres, and public transport. By year end 2004, the actual rollout exists of 238 WLAN area access points. Key partners for A1 WLAN are major hotel groups including Hilton, Trend Hotel Austria, and Arcotel. Every premise of the restaurant chain McDonald’s Austria was covered throughout Austria.

     Information technology/Operations support systems

     Our operations support systems store, manage and analyze essential business information. These operations support systems enable us to make timely business decisions and develop new products and services based on the needs of our customers. Essential developments in 2004 were the enhancement of mobile number portability, Vodafone live!, the development of an interconnection billing system (to manage wholesale business of national/international traffic), the implementation of an m-payment platform with the ability to handle micro payments for m-commerce applications and the enhancement of mobile payment methods such as Paybox.

     Our main IT systems include our billing systems, customer relationship management (CRM) system, mobile data applications and internal/decision support applications. Our billing systems collect and rate the individual customer transactions (voice and data) and produce the invoices either electronically via secure access or in print. Our CRM system covers the total range of customer contacts, serves as an information base for products and services, coordinates business-sales-activities, documents the individual history of customer contacts, and operates campaigns. Our mobile data applications — mobile portal (internet applications via web and WAP) — enable the use of internet-based services via mobile phones, such as office solutions and portals (www.a1.net). Our internal applications comprise SAP as Enterprise Resource Management System (which is in use to support consolidated and streamlined business processes in the areas of logistics, material management, finance, investment, and procurement) and our Data Warehouse, which is continuously developed to deliver all relevant business information.

     Croatia

     In September 1998, Croatia awarded its second GSM license to VIPnet, a consortium in which we have held an interest through mobilkom austria AG & Co KG since 1998. We increased our stake in VIPnet by 9% on January 30, 2003, by 19% on June 23, 2003, and further by 1% on December 31, 2004, bringing our total interest in VIPnet to 100%. VIPnet shares the Croatian mobile communications market with the incumbent operator T-Mobile, a subsidiary of T-HT (Hrvatske telekomunikacije d.d.), with Deutsche Telekom as its main shareholder. On December 22, 2004, the Swedish operator Tele2 received a combined GSM/UMTS license, which is valid for 20 years. The commercial launch of the third Croatian operator is not expected before the second half of 2005.

     In April 2004, VIPnet began the introduction of EDGE technology reaching population coverage of 90% by the end of June 2004. After placing the first UMTS test call in Croatia in May 2003, VIPnet has been granted a UMTS concession for 20 years in October 2004. The commercial launch of the UMTS services will be in the second quarter of the year 2005 making VIPnet one of the first operators in Europe offering a combined EDGE and UMTS technology, offering high volume data products in a cost efficient way to a broader customer base. Furthermore, VIPnet is considering entering the market for fixed-line services.

     VIPnet started operations on July 1, 1999, and by December 31, 2004 it served 1.3 million customers (85% of them use prepaid services), increasing its customer base in 2004 by 8.1% compared to December 31, 2003. VIPnet had a low annual churn rate of 15.4% in 2004. VIPnet has a 46.0% share in the Croatian mobile communications market. Croatia’s mobile communications penetration rate was 64.5% as of December 31, 2004.

     VIPnet is the first company in Croatia to offer single comprehensive business solutions. PROFI PAKET enables the connection between mobile phones and fixed lines into a single network, constant access to the Internet and secure mobile access to the data stored on the company’s internal network.

     In 2004, our Croatian customers sent more than 1 billion SMSs. On average, customers send 72 SMSs monthly, which is one of the highest SMS usage rates in Europe. This is partly due to successful services such as VIPparking introduced in September 2001 — a service that enables GSM customers to pay their parking fees per SMS. This service can be used in 17 major towns in Croatia and almost 2.7 million SMSs were sent in 2004 in order to pay for parking fees.

     As a major tourist destination, Croatia has a high number of visitor roamers in the summer season. Visitors generated more than 12% of VIPnet’s total revenues. The strategic partnership with Vodafone resulted in a successful launch of Vodafone live!, Vodafone Mobile Connect card and Vodafone Mobile Connect EDGE card which both enable quick and easy internet access from laptops.

     In October 2004, VIPnet has introduced a new prepaid tariff to the market, offering the lowest call prices on the prepaid market in Croatia. Prices have been decreased by up to 43% compared to those applicable before.

     In 2004, VIPnet expanded its activities by offering different services for third parties such as call center services, offering consultant services concerning customer support and by offering Open Interface service which enables 3rd parties access to VIPnet’s infrastructure (e.g. SMS center) for their own purposes.

     Slovenia

     In February 2001, we purchased a 75% plus one share interest in Si.mobil, a Slovenian mobile communications provider. We fully consolidate Si.mobil because we hold an option to purchase the shares which we do not currently own for a fixed price. At the end of December 2002 the final closing of the purchase of the remaining shares was postponed until 2007.

     In Slovenia there are currently three mobile operators, Mobitel as the dominant incumbent, Si.mobil and Vega. In addition, Debitel as a service provider provides mobile communications services using the infrastructure of an existing competitor. The competitive environment is characterized by a dominant incumbent with a market share of around 70.0% and high market penetration at 79.1% at the end of 2004 . At December 31, 2004, Si.mobil had a market share of 23.3% making it the second largest mobile operator in Slovenia. Si.mobil‘s number of customers amounted to 363,300 by the end of 2004, which represents an increase of the customer base by 0.5% compared to the end of 2003. The contract customer base accounts for 42.9% of the total customer base.

     Si.mobil introduced EDGE commercially in December 2003 as one of the first European operators, with population coverage of 40%.

     In February 2004, Si.mobil launched Vodafone Mobile Connect Card. In 2003 Si.mobil offered, as first operator in Slovenia, flat tariffs for the Residential segment which was well accepted, hence we introduced flat tariffs for the Business segment in February 2004. For GPRS roaming we offered in February 2004 unified tariffs to ensure transparent roaming prices for our customers. In May 2004, Si.mobil launched a new tariff portfolio for residential customers, aiming to improve transparency for customers. In the beginning of June 2004, Si.mobil launched Vodafone live!. From August through October 2004 we launched ORTO SMART, targeting young people from the ages of 15 to 27 years.

     The Slovenian mobile communications market is near saturation. However the Slovenian regulatory authority has not yet taken any measures to increase competition. Therefore, Si.mobil took the initiative and signed a new agreement with Mobitel on asymmetrical mobile-to-mobile interconnection fees, providing Si.mobil with a favorable termination fee for calls from Mobitel customers. Due to Slovenia’s entry into the European Union in May 2004, a harmonization of local laws with European standards is taking place. The new legislation is mostly adopted, but still remains to be implemented.

     Liechtenstein

     On November 16, 1999, the Principality of Liechtenstein granted a GSM license to mobilkom [liechtenstein], a wholly owned subsidiary of mobilkom austria AG & Co KG. mobilkom [liechtenstein] launched services on September 13, 2000. Furthermore, mobilkom [liechtenstein] started premium-rate services and services for mobile virtual network operators, which are interconnection margin-businesses that account for a substantial part of its financial results.

     The penetration rate in Liechtenstein reached 78.9% at December 31, 2004. The customer base of mobilkom [liechtenstein] amounts to more than 3,500 (all of them contract customers), thus accounting for a 13.1% share of the mobile communications market in Liechtenstein. mobilkom [liechtenstein] is the second largest mobile communications provider in this highly competitive market.

     Bulgaria

     In December 2004, we entered into call option agreements giving us the right to acquire 100% of the share capital of MobilTel AD for an enterprise value of approximately EUR 1,600 million. The call options are priced at up to EUR 80 million, which were paid on March 21, 2005, and exercisable at specified periods between July 12, 2005 and August 23, 2005. We do not know if we will exercise the call option, if we do not exercise the option the call option price of EUR 80 million will be forfeited according to the call option agreements.

Properties

     Our consolidated financial statements show a net carrying value for property, land and equipment of EUR 3,888.7 million in 2004 and EUR 4,457.7 million in 2003. The acquisition costs were EUR 10,863.6 million in 2004, and EUR 10,682.3 million in 2003. The acquisition costs include, among others, communications network and other equipment totaling EUR 9,506.6 million, land totaling EUR 59.2 million and buildings totaling EUR 689.6 million at December 31, 2004. The item communications network and other equipment primarily include switching and transmission equipment as well as access and trunk cables.

     The properties of Telekom Austria consist primarily of buildings with integrated technical facilities, such as switching devices, transmission towers and antennas and, to a relatively small extent, administrative buildings. In addition to the buildings we own, we also lease space. At December 31, 2004, we used about 2,075 facilities, of which approximately 32% were leased. The land and buildings comprise by the majority the property owned by Post und Telekom Austria AG allocated between Österreichische Post and Telekom Austria as a result of the spin-offs described under “— 4.2. History and Development of the Company.”

     The majority of our information technology equipment is located at our own premises of approximately 11,000 square meters in Vienna. Our main switching and transmission equipment is based in our technology center (Arsenal), which occupies approximately 90,000 square meters in Vienna’s third district.

Research and development

     Research and development (R&D) in combination with our innovation strategy, product lifecycle management and technology strategy is an integral part of our innovation management. We believe that R&D is important to our continuing success and on retaining technological innovation leadership. We hold a variety of patents and licenses. No single patent or license is material to our business.

     We seek to stay ahead in promising areas of new research and scientific advances with a focus on application-oriented research. We focus our research activities on trend-setting technologies particularly in the field of broadband communications, transmission technologies, service platforms, optical core technology, network security and support systems within our fixed line and mobile telecommunications networks. We consider these research areas indispensable for the creation of new services and for the build-up of efficient and reliable multi-service network structures. Related issues are being dealt with through participation in national and international initiatives and network driving initiatives. In 2004 Telekom Austria started the Austrian IPv6 Task Force. IPv6 is the new Internet protocol on which applications of the future will be based. This initiative is to support the IT industry with preparation for IPv6 migration and to develop an Austrian migration plan. We were supported by the Austrian regulatory authority and the University of Vienna together with Siemens, HP, Alcatel, Cisco, IBM, Kapsch, Microsoft and Juniper.

     The two operating segments, Wireline and Wireless coordinate their research activities.

     To assure technological leadership, we analyze changing user patterns and adapt the research and development activities accordingly. Thus, we intensified our studies in topics of cultural, media & communications. Whether television (with set top box for broadband access), PC, notebook, multimedia handset or personal digital assistant (PDA) — interaction and the access to content is available from any device. At the Alpbach Technology Forum for the first time in Austria, Telekom Austria presented a common platform for multimedia, television and interactions, the “Next Generation Media” (NGM).

     We continued to cooperate with industrial and academic partners in research projects partly funded by the European Commission, aiming to offer existing and next-generation customized and personalized IN (Intelligent Network) services in an IP based environment to meet the demands of multi-party, multi-connection and multimedia calls.

     Our Wireless unit continued to focus on application and service-oriented R&D programs. All activities have been in line with our strategic focus of improving quality, usability and user experience, many of them in cooperation with other companies, research institutes or universities. Our projects have focused on modular, flexible and scalable mobile data applications, access independent service delivery, advanced service platforms, multi-modal speech applications and concepts for prototyping new services for our multilayer networks for GSM, GPRS, EDGE, UMTS and WLAN and efficient use of resources.

     We hold patents for enhanced localization methods and a Service Interaction Gateway. In line with the national main strategies for “Intelligent Infrastructure” sponsored by the Austrian Federal Ministry for Transportation, Innovation and Technology we continued our research activities in telematic services.

     During 2004, a growth in Spam (unsolicited commercial e-mail) in the internet was observed. In order to avoid the annoyance and cost of Spam that could possibly be delivered to mobile devices, we initiated a research project in cooperation with industrial partners and the ISPA (Internet Service Providers Austria) organization to find new ways of how to fight Spam more effectively, in particular avoiding attacks to mobile users.

     Our consolidated research and development expenses amounted to EUR 42.4 million, EUR 42.8 million and EUR 30.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Capital expenditures

     For information relating to our capital expenditures, see “Item 5.4. Liquidity and capital resources — Capital expenditures”.

4.3. REGULATION AND LEGAL FRAMEWORK

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

     In the 1990s, the European Commission (EC) had used its powers deriving from the EC-Treaty to open telecommunications markets in the European Union member states by issuing directives providing for liberalization, abolishing monopoly rights of the state-owned telecommunications operators. In the following years, the European Union has adopted a number of directives and recommendations regarding open and efficient access to and use of public telecommunications networks and services, formerly known as “Open Network Provisions”. These requirements, replaced by a package of new directives adopted in 2002, were intended to harmonize technical interfaces, usage conditions and tariff principles throughout the European Union and to ensure objectivity, transparency and non-discrimination in access to and use of public telecommunications networks and public telecommunications services and foresaw first detailed regulatory measures like Carrier Pre-selection or Number Portability and universal services like directory services, public payphones or non-discriminatory access to the network.

     At the end of December 2000, the European Union issued a regulation regarding access to unbundled local loops which is directly applicable in the member states. For further details see “— Interconnection and specific network access — Access to local subscriber lines”. In February 2002 the European Union adopted a package of new directives, which was implemented in Austria by the Telecommunications Act in August 2003 and which is shortly described below: The new legal environment is based on the framework-directive, which defines new rules for the market definition procedure and is more and more harmonized with general competition law which is the basis for any regulation of the telecommunications markets. The 25% threshold for “significant market power” (SMP) no longer applies. The national regulatory authorities are required to consider more factors in determining whether a company has a dominant position in that market. Under the framework directive the national regulatory authorities will seek to harmonize their decisions on an EU-wide scale which also comprises exchanges with the European Commission. Therefore, the competencies of the regulatory authorities to regulate the telecommunications markets will be extended.

     The Access- and Interconnection-directive provides for the legal instruments for regulating the telecommunications wholesale markets (carrier to carrier relations) based on the principle of technical neutrality, while the Universal Service directive which might be subject to a review process already in the course of the next year focuses on the provision of universal service and limited ways of regulating retail prices. The licensing directive establishes a common ground for providing services and operating networks.

     By July 2002, the European Union adopted a new directive on the processing of personal data and the protection of data privacy in the electronic communications sector which contains provisions on the use of cookies, public directories and the confidentiality of communication. The directive also regulates unsolicited commercial communication provided by automatic calling machines, fax and e-mail which will be subject to the recipient’s prior consent (opt-in) unless the recipient is given the opportunity for opting out. Finally, the directive on competition in the markets for electronic communications networks and services, also adopted in September 2002, has replaced the former directive on full competition (90/388/EC) by July 25, 2003.

     Recent developments (2002-today)

     In August 2003, a newly amended Austrian Telecommunications Act (the “Telecommunications Act of 2003”) implemented European Union telecommunications directives adopted in 2002 into Austrian law aligning the Austrian communications market from sector specific regulation to the principles of competition law. The act was also expected to lead to further harmonization of market conditions through an obligatory European Union-wide consultation process among national regulatory authorities, as well as by keeping national regulations technologically neutral. The Telecommunications Act empowers the Austrian Federal Minister for Transportation, Innovation and Technology (“the minister”) and the national regulatory authority to issue ordinances containing detailed provisions relating to the Austrian telecommunications market.

     Regulatory framework

     The amended Telecommunications Act of 2003 which became effective on August 20, 2003, allows unrestricted market access to all entrants who qualify under the act and replaced the former licensing regime by a general notification requirement. Consequently, any telecommunications service provider is allowed to offer its services in Austria without a license. One of the principal objectives of the Telecommunications Act of 2003 is the promotion of competition within the Austrian communications sector and the provision of reliable, high-quality and innovative telecommunications services at a reasonable price. Regulatory measures are intended to promote a modern telecommunications infrastructure that leads to high-quality sites and effective competition by stimulating investments in innovation and infrastructure. Additional objectives include the provision of universal service throughout Austria, the protection of customers and operators against the distortion of competition, access to information and transparency of prices and general terms, data protection, avoidance of SMP and efficient and interference-free use of frequencies. Operators having SMP in particular communications markets are subject to a special regulatory regime. In general, sector specific regulatory measures are applicable only in the absence of effective competition. Regulatory measures should be kept technologically neutral and may not restrict the introduction of innovative products and services (generally referred to as “emerging markets”).

     Retail markets should only be subject to regulation if regulatory measures applied to the wholesale markets fail to ensure effective competition. In accordance with the principles of general competition law, markets which may be subject to sector-specific regulation are generally identified by the European Commission and accordingly defined by the Austrian regulatory authorities as subjects of market analysis. The European Commission can veto market definition and market analysis decisions proposed by the national regulatory authority. Where the minister or the national regulatory authority intends to take measures with material effect on the Austrian telecommunications markets, a national consultation process is required to take place.

     Under the new regime, the scope of sector-specific regulation is subject to a broader market concept and regulatory measures should be narrowly and proportionally directed at concrete market failures. As a further result of the intended transition to general competition law, the Cartel Court has been vested with sole jurisdiction over matters concerning abuse of SMP.

     The mandate of the regulatory authority overseeing the Austrian communications markets is to ensure competition and the availability of high-quality communication services. Under the Telecommunications Act of 2003, the regulatory authority is responsible for notification, usage of frequencies, administration of the numbering system, ensuring unrestricted market access for new entrants and controlling the provision of universal services. The regulatory authority is required to define and analyze markets in order to identify operators with SMP and to impose regulatory measures where it is deemed necessary. The regulatory authority’s role encompasses ensuring equal access to networks, internally used services and facilities for all competitors, particularly in the areas of interconnection, pre-selection of a carrier, number portability and opening of access to local subscriber lines, also called unbundling of the local loop. Access may be refused only on objective grounds, such as network-security or lack of interoperability of services. The Telecommunications Act of 2003 also generally deals with protection of data, technical infrastructure, numbering, rights of way and consumer protection.

     New markets and regulation of operators with significant market power

     Under the 2002 EU directives, the former sector-specific concept of market dominance, now called “significant market power” (SMP) has been adjusted to the concept of market dominance as used in European Union and Austrian competition law. In May 2003, the EU Commission identified the following 18 markets which may be subject to sector-specific regulation.

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

     With the exception of the market for “broadcasting transmission services”, the remaining 17 of these markets are relevant for telecommunications. To date, the Austrian regulatory authority has defined 16 nationwide markets which may be subject to sector-specific regulation in the Austrian communications sector by market ordinance (Märkteverordnung) which entered into force on October 17, 2003. The only market that remains to be identified is the market for “wholesale broadband services” where the regulatory authority still analyses the actual status, development and progress of competition on this market (for further details on the issue see “— Market analysis”). The absence of SMP implies effective competition.

     Under the new regime, an operator is considered to have SMP if:

•	It faces little or no competition; or

•	Compared to its competitors, it has an overwhelming position due to its ability to influence market conditions, its revenues in comparison to the size of the market, its control of the means of access to customers, its access to financial resources or its experience in providing products and services.

     If the regulatory authority concludes that no provider is exercising SMP, the regulatory authority will not take any measures to promote and strengthen competition.

     Where an operator is identified as having SMP, the regulatory authority will impose at a minimum one of the following measures:

     On a wholesale market:

•	Operators shall follow the principle of non-discrimination and provide competitors with services and special network access facilities with the same terms and conditions and quality at which the operator offers them to each of the 18 markets defined above, to its affiliated companies and other competitors.

•	Operators shall provide the regulator with information about their costs and accounting, technical specifications, network characteristics, general terms and pricing rules including discounts.

•	Operators shall grant access to the telecommunications network, various facilities (including site sharing, collocation etc.) or unbundled parts thereof on a non-discriminatory basis to all competitors and users. Furthermore, operators may be required to provide access of specific services on a wholesale basis for resale by third parties, collocation or other forms of facility sharing (including lines, building or mast sharing), access to operational support systems or similar software systems necessary to ensure fair competition in the provision of services, or may be obliged to grant open access to technical interfaces, protocols or other key technologies that are indispensable for the interoperability of services or virtual network services.

•	Operators shall implement adequate, separate cost accounting systems for their telecommunications activities and other businesses to ensure transparency and prevent cross-subsidization. The regulatory authority is allowed to impose a specific cost accounting method.

     On a retail market:

•	Operators may be prevented from applying unjustified prices.

•	Operators may not discriminate among customers.

•	Operators may not unbundle services in a discriminatory manner.

•	Operators shall obtain prior approval for business terms and conditions and tariffs relating to the provision of voice telephony on fixed and mobile networks and leased lines.

     Pursuant to the Telecommunications Act of 2003, the regulatory measures in the retail market may only be taken in case of failure of adequate measures in the respective wholesale markets. All operators which are deemed to have SMP are obliged to provide a minimum set of leased lines according to the principles of non-discrimination, cost orientation and transparency.

     Every measure taken by the regulatory authority must be proportional and appropriate and take into consideration existing capacities, investment risks, industrial or intellectual property rights, provision of European Union-wide services and long-term competition.

     Market Analysis

     In late 2003, the regulatory authority began its analyses of the markets pursuant to the Telecommunications Act of 2003. Accordingly, the regulatory authority may impose specific obligations, which are generally referred to as “remedies”, for operators with SMP in the relevant retail (or end user) market, if there is no effective competition in that retail (or end user) market and specific obligations such as carrier selection and carrier pre-selection can not achieve effective competition.

     Once the regulatory authority has determined that we exercise SMP in one of the relevant markets, the regulatory authority may subject us to the requirement that we do not charge excessive prices, or provide unreasonable bundles. The regulatory authority still has the power to control individual tariffs and cost orientation (the prices of tariffs have to be based on the fully distributed costs) of these tariffs. The regulatory authority will approve our minimum offer of leased lines and the prices for those leased lines.

     Moreover, under the relevant provisions of the EU regulatory framework, national regulators are required to notify the Commission of all national measures that would affect trade between Member States and that are intended to impose or remove regulation on undertakings providing electronic communications networks or services. The Commission may comment on the draft measures, or, where it disagrees with the conclusion on market definition or the designation of SMP, may require the regulator to withdraw the draft measure (see below the discussion of wholesale market “transit services in the fixed public telephone network”).

     To date the majority of the markets has been analyzed. The main change for us is that the remedies the regulatory authority has imposed on us are more detailed than under the old regime. The overall scope of intervention however, has not materially changed. The market analyses have however resulted in the conclusion that we are no longer viewed as having SMP in the following markets:

•	In the retail market of “ publicly available international telephone services provided at a fixed location for residential customers”;

•	In the wholesale market of “wholesale trunk segments of leased lines”;

•	In the wholesale market “transit services in the fixed public telephone network” the Commission of the European Union vetoed the regulatory authority’s decision that we did not have SMP in this market. At present, the regulatory authority’s response is still pending.

     The absence of regulatory action in these markets leads to more freedom in pricing, selecting the product mix, as well as the ability to response quickly to costumer needs.

     For the remaining markets it has been determined that we have SMP. The following is a list of remedies imposed on us by the regulatory authority for the individual markets.

     Retail market

     Remedies have been imposed on us in the markets of “access to the public telephone network at a fixed location for residential customers” and “access to the public telephone network at a fixed location for non-residential customers”. In particular we are obliged to continue to offer:

•	“Carrier Selection and Carrier Preselection”;

•	“Resale-Standard offer on retail-minus basis”, which is the wholesale line rental offer at a discount of our retail line rental tariffs;

•	Our services on a “non-discriminatory basis” in order to provide competitors with services and special network facilities on equal terms, conditions and quality;

•	Our end-customers tariffs are still subject to ex-ante-approval. However we are not restricted in our advertising campaigns and promotion of special offers provided the special offer does not exceed the time period of three months.

•	Cost orientation; and separated accounts.

     On the markets “publicly available local and/or national telephone services provided at a fixed location for residential customers” and “publicly available local and/or national telephone services provided at a fixed location for non-residential customers” the regulatory authority imposed similar remedies on us including the prior-approval of end-customers tariffs, tariffs within a VPN, calls from fixed networks to mobile networks and calls to special numbering ranges. We are also required to maintain separated accounts in these markets. Similar remedies for the market “publicly available international telephone services provided at a fixed location for non-residential customers” have also been imposed on us.

     In the market “minimum set of leased lines” (which comprises specified types of leased lines up to and including 2MB/sec listed in Article 18 and Annex VII of the Universal Service Directive) we are required:

•	To provide minimum set of leased lines to retail customers under non-discriminatory and transparent conditions;

•	To publish information on this minimum set of leased lines (including technical specifications, tariffs and conditions);

•	Cost orientation for tariffs within the minimum set (which comprises leased lines from n x 64 kbit up to and including 2 Mbit/s-leased lines); and

•	Ex-ante approval of retail-tariffs for above mentioned lines as well as;

•	To maintain separated accounts.

Wholesale level

     The market analyses did not result in any material changes in the scope of regulation at the wholesale level. We are deemed to have “SMP” status on the markets of “call termination on individual public telephone networks provided at a fixed location” and “call origination on the public telephone network provided at a fixed location”. The decision on the market for “transit services in the fixed public telephone network” is still pending due to the European Commissions veto.

     Upon request by a competitor we are obliged to provide an offer for wholesale services under the following conditions:

•	Our services on a “non-discriminatory” basis;

•	Cost orientation for origination call charges (under the FL-LRAIC — forward looking long range average incremental cost);

•	Separated accounts;

•	Offer direct and in-direct interconnection with public fixed telephone network to other network operators concerning “termination”/“origination” service; and

•	Publish standard/reference offer for interconnection service “termination”/“origination”, specified minimum contend.

     For the wholesale markets of “wholesale unbundled access (including shared access) to metallic loops and sub-loops for the purpose of providing broadband and voice services” the regulatory authority imposed the following remedies. We are required:

•	To allow access to wholesale unbundled loops, sub loops and shared access including complementary services on a non-discriminatory basis;

•	To publish a standard/reference offer for wholesale unbundled lines;

•	cost orientation for all unbundling tariffs (under the FL-LRAIC) in this market and for access services; and

•	To maintain separated accounts.

     On the market for “wholesale terminating segments of leased lines” the regulatory authority applied remedies that require us:

•	To allow access to wholesale terminating segments of leased lines under non-discriminatory conditions;

•	To hand over terminating segments on a specific POP (point of presence) and permit “coupling” of terminating segments, upon customer request;

•	To publish standard offers for wholesale terminating segments;

•	Cost orientation for all wholesale tariffs in this market and for access services; and

•	To maintain separated accounts.

     In the market for “access and call origination on public mobile telephone networks” the regulatory authority concluded that no operator has SMP. Each operator, however, has SMP on the “call termination market on its own network”. The regulatory authority applied the same remedies for all operators. In particular these remedies are non-discrimination regarding quality and price, cost-oriented termination fees on the basis of long range average incremental cost (LRAIC), and the publication of a reference interconnection offer. However, the specific definition of LRAIC in respect to mobile networks is still an open issue. mobilkom austria AG & Co KG has appealed appeal against the decision that states SMP.

     As a consequence of SMP findings on the markets for “voice call termination on individual mobile networks” Austrian regulatory authority recently announced its intention to decrease all mobile termination tariffs on the basis of LRAIC. In its consultation paper of March 9, 2005, the regulatory authority announced the following tariff reductions for 2005: mobilkom austria AG & Co KG, T-mobile, and One are supposed to lower their current termination rates from November 1, 2005, by approximately 0.5 Eurocent per minute, tele.ring lowers its termination rate from April 1, 2005, to EUR 0.1380, and Hutchison 3G stays on the same level in 2005. The long run perspective is to have reciprocal termination rates on the level of the most efficient mobile network provider in Austria at the latest by end 2011. The current rate for termination in the network of mobilkom austria AG & Co KG, which is a main source of our revenues, is EUR 0.1086.

     For the “wholesale national market for international roaming on public mobile networks”, the investigations of the regulatory authority are still ongoing.

     Ordinances under the Telecommunications Act of 2003

     Since the enactment of the Telecommunications Act of 2003, the minister and the regulatory authority have issued several important ordinances. Some of the ordinances enacted in 2003, became fully effective in 2004.

•	The Telecommunications Market Ordinance (“Märkteverordnung” — which became effective on October 17, 2003 defines the markets that may be subject to regulation (see also “— New markets and regulation of operators with significant market power — Market analysis”).

•	The Mobile Number Portability Ordinance (Nummernübertragungsverordnung), established the legal and regulatory framework for the portability of mobile subscriber numbers and stipulates the requirements and the timeframe of a porting case, customer protection and transparency of costs. In August 2004, the ordinance was completed by the decision of the regulatory authority concerning the relevant interconnection obligations, e.g. the manner in which calls originating in the fixed networks will be routed to these ported numbers, as well as the specific steps customers have to take to start a porting request. The service was launched on October 16, 2004. In February 2005 the administrative court has repealed the decision, in case of porting between mobilkom and Hutchison 3G, however it is unlikely that this has immediate effects on the provision of the service.

•	The Numbering, Tariffs and Value-added Services Ordinance (“Kommunikationsparameter-, Entgelte und Mehrwertdiensteverordnung”) was released on Mai 15, 2004. Whereas the numbering parameters and the requirements for allocation of numbers changed only slightly (some number-ranges were removed and some new ones were added, such as a number-range for convergent services), the main ambition was to optimize consumer protection in cases of value-added-services, resulting from an ever increasing number of objections against these services (especially dialer-abuse). Maximum prices for shared cost services and premium rate services, several complex and detailed transparency rules as well as prohibitions for misuse were added.

•	Ordinance of Legal Surveillance Cost (“Überwachungskostenverordnung”) — of August 12, 2004 — which introduces the fees to be paid by courts and governmental authorities for the interception of voice; and

•	The Ordinance of Collecting Data for Statistics (“Kommunikations-Erhebungs-Verordnung”) — of September 20, 2004 — which sets out the frequency and details of information a telecommunications service provider is required to provide to the regulatory authority for statistical purposes.

     The Telecommunications Acts of 1997 and 2003 contain provisions relating to the nationwide availability of certain basic telecommunication services, referred to as universal service. Additional details concerning universal service requirements are provided in the Universal Service Ordinance which became effective in June 1999 and was amended during 2000. The ordinance which determines the amount operators are required to contribute to the funding of the regulatory authority became effective on March 8, 2004. According to this ordinance, in 2004, operators with revenues exceeding EUR 230,000 in the telecommunications sector are required to contribute to the financing of the regulatory authority (see also “— Universal service”).

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

     The competencies of the Telekom-Control-Kommission include ordering joint use in a dispute concerning rights of way; decisions in proceedings concerning data of subscriber directories; exercising the right to object pursuant to general conditions of business; determining financial compensation to be paid from the universal service fund; determining the amount to be paid to the universal service fund; determining if in a respective relevant market one or more operators have SMP and imposing specific obligations; decisions in procedures concerning specific obligations (e.g. obligation of non-discrimination, access to network equipment and network features, interconnection, number portability and Carrier Selection); approval of conditions of business and charges and exercising the right to object; decision on the licensing and allocating of frequencies as well as change and revocation of frequency allocations; decision on the right to provide communications networks or services, including the right to revoke these rights; decisions on preliminary injunctions; identification and filing applications concerning unjust enrichment by providers through excessive pricing; and filing applications with the Cartel Court.

     Rundfunk und Telekom Regulierungs-GmbH

     Generally, the Rundfunk und Telekom Regulierungs-GmbH, a non-profit company with limited liability, is responsible for all issues, which are outside the responsibility of the Telekom-Control-Kommission. Its primary activities are in particular numbering and dispute resolution between end-users and operators and dispute resolution among operators. Pursuant to a modification of the Telecommunications Act of 2003, the Rundfunk und Telekom Regulierungs-GmbH can enact ordinances (such as those concerning numbering, value added services or relevant markets for regulation) and must resolve some disputes called “alternative dispute resolution” concerning the Telekom-Control-Kommission. Although it is wholly owned by the Republic of Austria, the Rundfunk und Telekom Regulierungs-GmbH is financially independent from the Austrian state. Its expenditures are covered by annual payments from communication service providers and broadcasting companies in relation to the total revenue of the respective markets. The minister supervises the Rundfunk und Telekom Regulierungs-GmbH’s activities. Rundfunk und Telekom Regulierungs-GmbH is required to publish a yearly report about the activities of the regulatory authority and is also obliged to report annually in writing to the minister and to the Parliament on the implementation of the targets set by the regulation.

     Communications Authority

     Pursuant to the Communications Authority Act, the Communications Authority is responsible for the broadcasting media sector. In some cases, the Communications Authority may serve as the regulatory authority under the Telecommunications Act of 2003 or has at least the status of a party in proceedings.

     Other regulatory bodies

     The minister, the Telecommunications Offices and the Office for Radio Installations and Telecommunications Facilities are administrative authorities that are empowered to take all measures requiring the exercise of administrative power in the area of telecommunications with regard to Austrian telecommunications law. Although not established at this point, the Telecommunications Advisory Board will advise the minister and the regulatory authority regarding telecommunications matters. Decisions of the regulatory authority may be appealed to the Supreme Administrative Court and in limited circumstances to the Constitutional Court.

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

     One Mobile Virtual Network Operator (MVNO), Tele2, and a service provider, e-Tel, use the network of One GmbH.

     UMTS

     On November 3, 2000, six mobile operators, including mobilkom austria AG & Co KG, the three other GSM-operators in Austria and two new entrants (Hutchison 3G Austria and 3G Mobile), successfully bid for UMTS licenses. mobilkom austria AG & Co KG bid for paired 10MHz and unpaired 10MHz frequency spectra in an auction held by the Austrian regulatory authority. Under the terms of the license award, mobilkom austria AG & Co KG is required to cover 25% of the Austrian population by the end of 2003 and 50% by the end of 2005. At the end of 2004 mobilkom austria AG & Co KG’s UMTS network already covered about 60% of the Austrian population.

     By the end of 2003, one of the new entrants, Telefonica, suspended its operations in Austria. mobilkom austria AG & Co KG bought the Telefonica-owned Austrian company 3G Mobile, thereby acquiring additional paired 9.8 MHz frequency spectrum. However, prior to its approval, the regulatory authority imposed the obligation on mobilkom austria AG & Co KG to sell 2x5 MHz frequency spectrum by January 31, 2005. Therefore, mobilkom austria AG & Co KG agreed to sell 2x5 MHz to the competitor T-Mobile Austria in March 2004. The transaction was completed in January 2005.

     The Telecommunications Act of 2003 requires that UMTS licensees, like mobilkom austria AG & Co KG, also hold digital GSM licenses. UMTS licenses grant national roaming services to any UMTS licensees who do not operate a GSM network provided that there is enough capacity. National roaming means that the customers of a UMTS operator are able to make and receive phone calls in areas not covered by their UMTS operator by using the network of another GSM operator. National roaming has been designed to allow UMTS operators which do not have an established GSM network to offer nationwide GMS services, thereby enhancing competition. UMTS providers that have a geographic coverage of 20% of Austria with their UMTS network are entitled to receive national roaming. If no agreement on roaming rights can be reached among the respective UMTS providers, the regulatory authority can determine the roaming rights and roaming fees after a hearing with the respective parties. mobilkom austria AG & Co KG entered into an agreement with Hutchison 3G Austria for GSM and GPRS roaming services as Hutchison 3G Austria only provides its customers a UMTS network in congested areas. National roaming among UMTS operators is also permitted, although there is no legal obligation to provide this service.

     Major regulatory decisions affecting Telekom Austria

     Wholesale line rental

     In November 2004, the regulatory authority approved an offer from Telekom Austria for our competitors (monthly fee for the line rental EUR 12.70 per line (POTS — plain old telephone system); one-off investment payment of EUR 750,000 and EUR 11.32 per line) after lengthy proceedings. In January 2005, one of our competitors appealed to the Supreme Administrative Court. The regulatory authority decided that due to our SMP in the access market, Telekom Austria is now formally obliged to provide a standard offer for wholesale line rental.

     In March 2005, one operator initiated a regulatory proceeding against us requiring wholesale billing services to enable him to bill his customers the monthly line rental as well as the traffic volume.

     Current tariffs: voice telephony services and leased lines

     In anticipation of a decision to be rendered by the Austrian Supreme Court we introduced a new tariff plan and frequent user reward program which was approved by the regulatory authority in May 2004. It allows customers to benefit from the now wider choice of tariffs for calls to mobile phones, different regions and friends (see “Item 8.2. Other information — Litigation”). In November 2004 Telekom Austria introduced additional tariff packages completing customers’ choice for calls to mobile phones.

     “Minimum set of leased lines and access to terminating segments of leased lines” (see also “— New markets and regulation of operators with significant market power — Market analysis”)

     Our minimum set of leased lines is still subject to approval.

     In October 2004, the regulatory authority attested Telekom Austria SMP on the market for “terminating segments of leased lines” und obligated us to release a non-discriminatory wholesale offer for these network elements on January 31, 2005. This may result in higher competition on the market of “leased lines” in the next years.

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

     Tariffs for special services

     In December 2000, the Austrian government enacted a special act (“Fernsprechentgeltzuschussgesetz”) providing for payments by the state for the communications costs of certain customers, such as those who are indigent, physically handicapped or poor. The Republic of Austria will pay telecommunications providers EUR 13.81 per month for each such customer. With this entitlement, the eligible person is granted free access plus one hour of free calls during day-time hours in their local zone. We also signed a contract with the minister that regulates until March 2007 the administration and payment concerning this subsidy. We are currently negotiating a new contract. At December 31, 2004 we served 249,830 entitled customers.

     Interconnection and specific network access

     The issue of interconnection is still of particular importance to the development of a competitive market in telecommunications. The European Union Regulatory Framework for Interconnection is set out in Directive 2002/19/EC on access to and interconnection of electronic communication networks and associated facilities. These provisions were implemented into Austrian law by the Telecommunications Act of 2003, the Interconnection Ordinance and the new Numbering Ordinance.

     The Telecommunications Act imposes specific obligations concerning network access and interconnection. The Interconnection Ordinance provides detailed regulations and specifies the manner in which interconnection and special network access is to be carried out. The reissued Numbering Ordinance also lays down the principles of pre-selection of a carrier and number portability.

     General principles

     All operators of public telecommunications networks are obligated upon request to offer network interconnection to other operators. If the parties fail to reach an agreement within six weeks, each party can refer the matter to the regulatory authority, who will then decide on the conditions for interconnection. The regulatory authority is also entitled to determine fees for interconnection if providers with SMP are involved. The interconnection agreement must contain certain terms required by the Interconnection Ordinance discussed below.

     Provisions applicable to operators with significant market power

     An operator with SMP of a communications network who offers communications services to the public must grant other operators specific access to its communications network and facilities.

     In imposing these obligations the regulatory authority takes into consideration the technical and economic viability of using or installing competing facilities (in the light of the rate of market development), the feasibility of providing the access proposed (in relation to the capacity available) and the initial investment by the facility owner plus the risks involved in making the investment. If the regulatory authority decides to impose any measures, a network operator must grant competitors access to its services on equal terms and conditions which it uses internally, unless different conditions can be objectively justified. In addition, the operator may be required to unbundle its services and therefore offer its services used internally, including transmission, switching and operational interfaces in a way that competitors do not need to purchase services they did not request.

     In addition, operators with SMP are obliged to grant physical collocation. This means the operator is obliged, if technically feasible, to allow competitors to use transmission, switching and operational interfaces to the competitors’ network on the operators’ premises on equal terms and conditions which it uses internally.

     An operator with SMP must adhere to the harmonized technical standards for interfaces and service features in conformity with the Directives of the “New Regulatory Framework”, especially with the Access Directive, of the European Union.

     Operators with SMP may be obliged to issue reference interconnection offers. The regulatory authority must publish reference interconnection offers. They also have the power to amend the reference interconnection offers at any time.

     Operators that are obliged to render reference interconnection offers must file agreements on interconnection and special network access to the regulatory authority. Agreements must be based on objective criteria and be comprehensible. Interconnection and special network access must be provided on a non-discriminatory basis.

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

     At December 31, 2004, we had entered into interconnection agreements with 24 fixed-line and 5 mobile (GSM, UMTS) registered operators in Austria. Separate fixed and mobile agreements were entered into with all five mobile operators. The most important services between operators are voice interconnection services, such as call termination, carrier selection, call origination to services (e.g. value-added services), and number portability as described below.

     Call termination in Austria

     Termination is the service which transports a telephone call from the point of physical connection between two or more networks to the called party of another network. Fees for call termination vary depending on the route taken by the signal, and the number of switching elements used. Depending on the locations of the point of interconnection and the called party, there may be a different number of switching stages and inter-exchange links, which is the reason for a more complex tariff structure. The charge is calculated on a per minute basis. Austrian practice distinguishes among three situations:

•	Local exchange interconnection allows access to all customers within a local area. At December 31, 2004, we allowed access to 43 local exchanges;

•	Single transit interconnection is interconnection via a single transit switch. In technical terms, this is known as single transit or single tandem call termination. We offer seven long distance exchanges for single transit interconnection; and

•	Double transit interconnection is interconnection via two transit switches. In technical terms, this is known as double transit or double tandem call termination.

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

     Number portability (see also “— Ordinances and the Telecommunication Act of 2003”)

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

     The Telecommunications Act of 2003 now requires mobile operators to provide for number portability. The Number Portability Ordinance (“Nummernübertragungsverordnung”) became effective in November 2003 (see also “— Ordinances under the Telecommunication Act of 2003”). Prior to the effectiveness of the ordinance in mid-2002 all GSM-operators, the new UMTS-licensees, and all fixed line operators established a working group with a goal to agree on the technical and commercial terms for mobile number portability. As no agreement was reached, several proceedings were pending with the regulatory authority since October 2003 to determine the details of the Number Portability Ordinance. Following a decision of the regulatory authority issued in August 2004 the service was launched on October 16, 2004, while there are ongoing discussions on the amount of porting fees paid by the customers and the new provider. The administrative court has repealed this decision in February 2005. However, it is unlikely that this has immediate effects on the provision of the service.

     Access to local subscriber lines

     As described above, a network operator with SMP in a particular market must allow other providers access to its network or unbundled parts of that network. Limitations on access may be based only on the “essential requirements” as set forth in the European Union Regulation on Unbundling of the Local Loop and the EU Unbundling Recommendation, which include the preservation of the security of network operations, the maintenance of network integrity, the interoperability of services and the protection of data. Agreements on network access must be based on objective criteria, must be comprehensible and must provide non-discriminatory unbundled access with equal opportunity to the telecommunications networks of an operator.

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

     A related issue is collocation, whereby we must grant space to operators requesting unbundling, which must be physically close to the telecommunications lines. The regulatory authority has determined that such space must be leased at market rates. We have filed appeals with the Supreme Administrative Court on the basis that the imposed monthly and one-time fee per customer does not cover our costs.

     On March 12, 2001, the regulatory authority decided that, beginning January 1, 2002, we must offer full unbundling for a monthly fee of EUR 10.90 and sub-loop unbundling (unbundling of a specific part, but not the entire local loop) for a monthly fee of EUR 8.43 until December 31, 2004. We may not charge our competitors for sub-loop unbundling from an in-house distribution point to a network termination point. Some of our competitors initiated proceedings in 2004 to determine new fees to be applicable after the expiration of the fees for unbundled lines on December 31, 2004. The proceedings are still ongoing.

     Due to various decisions that were rendered in 2000, leased line and internet providers are also allowed to unbundle our subscriber lines under a non-discriminatory regime. We appealed to the Supreme Administrative Court because we believe that this could endanger our network’s integrity. We think that the monthly and one-off fees set by the regulatory authority do not cover our costs and that the penalties for not following the procedures are excessive.

     At December 31, 2004, we had entered into agreements with about 34 competitors concerning unbundling the local loop. Due to advancing investments by our competitors in unbundling activities, the number of unbundled subscriber lines is increasing. At December 31, 2004, about 73,000 subscriber lines have been fully unbundled.

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

     In light of the European Union Regulation on Unbundling of the Local Loop which came into force at the beginning of 2001, the regulatory authority requires us to offer shared use. With shared use of the copper subscriber line, one of the operators provides telephone service, while the other delivers high speed data services over the same subscriber line using its own high-speed DSL modems. Telephone traffic and data traffic are separated by means of a splitter before the switch. The line remains connected to and part of the public switched telephone network. While we are presently required to offer shared use, there has been no significant demand in the Austrian market for such usage so far and we have appealed against this decision.

     Regulation of interconnection and access fees

     Interconnection fees for the fixed network are regulated by element-based costing. Element-based costing means that fees are charged according to the number and level of switching facilities used. This differentiates between single and double tandem interconnection (See “— Interconnection and specific network access” above). There are local, single tandem and double tandem tariffs. Interconnection fees vary according to the time of day. Peak time is from 8:00 a.m. to 6:00 p.m. from Monday through Friday. Off-peak time is from 6:00 p.m. to 8:00 a.m. on weekdays and the entire weekend and on public holidays.

     Origination and termination fees are usually identical except for interconnection at the double tandem level where origination fees are higher than termination fees. According to the regulatory authority, higher origination fees on the double tandem level should avoid atypical traffic (traffic with unforeseeable volume) by giving incentives to alternative network operators to expand their networks into a larger number of points of interconnection locations. The regulatory authority took this decision to avoid inefficient market entry from companies with few switches or small networks.

     The following table shows the applicable interconnection fees, valid until the result of market analysis.

			Single tandem	Double tandem
	Rates	Local	(One main switch)	(Two main switches)
		(EUR per minute)	(EUR per minute)	(EUR per minute)
Origination	Peak	0.0082	0.0128	0.0290
	Off-peak	0.0048	0.0071	0.0110
Termination	Peak	0.0082	0.0128	0.0225
	Off-peak	0.0048	0.0071	0.0087
Transit	Peak	n.a.	0.0028	0.0060
	Off-peak	n.a.	0.0014	0.0031

     A group of operators initiated a proceeding with the regulatory authority regarding future fees. The regulatory authority decided in September 2004 to cap the interconnection fees in fixed line networks on an average of 3.3%, retroactively for the aforementioned providers as of October 1, 2003. The interconnection fees will again be subject to new proceedings, at the latest, when we fulfill the obligation to renew our reference interconnection offer in April 2005 according to the final findings of the regulatory authority on market power in the relevant interconnection markets. One of our competitors appealed against this decision at the Supreme Administrative Court.

     These interconnection fees apply to voice telephony services and other services, including access to value-added services in the fixed network. For all other operators with whom we have bilateral agreements the new interconnection fees had to be adjusted as of the dates set in these bilateral agreements.

     Interconnection fees for accessing on-line services are EUR 0.0082 per minute (peak) and EUR 0.0048 per minute (off-peak) for the local level, and EUR 0.0128 per minute and EUR 0.0071 per minute for single tandem. Local transit is not permitted. Although the principle of reciprocity is approved the regulatory authority already decided in previous rulings that we must pay the interconnection fee for regional call termination instead of a local termination fee to one operator which is connected at the local level.

     The standard contracts contain a requirement that all contracting parties provide collateral for the obligations under the contract, which allows us to minimize the risk of potential insolvency of interconnection partners. Additionally, the standard interconnection contracts include, among other conditions, the obligation for all operators to transmit the calling line identification to allow us to trace the origin of the call.

     According to the decisions of the regulatory authority (see “— New markets and regulation of operators with significant market power — Market analysis”) the current obligations in terms of interconnection will be kept. Moreover, we are obliged to have our future reference interconnection offer approved by the regulatory authority.

     Mobile operators must pay the same fees as fixed network operators for terminating their calls in the fixed network. For fixed-to-mobile termination, the fees vary depending to which mobile network the call is actually terminated.

     Commercial agreements on interconnection tariffs have been reached with all mobile operators beginning October 1, 2003. Some of these agreements have expired or have been terminated by December 2004, mainly because of the determination of SMP in the market for “termination on each individual mobile network”, and the possibility of regulation as a consequence of that.

     Currently, negotiations are ongoing between mobile operators on the future development of termination rates. mobilkom austria AG & Co KG’s position is that the asymmetry of interconnection rates should be replaced with symmetrical rates between all operators as soon as possible. However, our negotiations with tele.ring have already failed, and tele.ring has started regulatory proceedings against mobilkom austria AG & Co KG to ensure that the significant variance between tele.ring’s and mobilkom austria AG & Co KG’s termination rates will be prolonged. A possible reduction may adversely affect our revenues.

     Frequency spectrum

     In December 2003, the regulatory authority granted a regional 5 MHz GSM-1800MHz-frequency spectrum to mobilkom austria AG & Co KG, free of charge.

     In October 2004, mobilkom austria AG & Co KG purchased by auction a GSM-900-frequency spectrum of 2 x 6.6 MHz. On October 4, 2004 TKK completed an auction of 17 spectrum packets at 3.5 GHz for WLL, in five of which Telekom Austria is among the successful bidders. The spectrum assignments are valid for 15 years.

     Numbering

     Pursuant to the Telecommunications Act of 2003, the national telephone numbering system is administered by the regulatory authority and the minister. The regulatory authority must allocate numbers for all applications (geographical, non-geographical), including numbers which provide access to services (toll-free, shared cost and value-added services as well as emergency services and special numbers). The regulatory authority is also responsible for designing the numbering plan set out in the Numbering Ordinance, which has been replaced by the Ordinance for Numbering, Tariffs and Value-added Services (see also “— Ordinances under the Telecommunication Act of 2003”).

     In general, the numbering environment and the requirements for allocation of numbers changed only slightly (see “— Ordinances under the Telecommunication Act of 2003” and “— Interconnection and specific network access”).

     According to this ordinance operators are required to ensure interoperability to all customers, independent of the operator they use. Moreover, pre-selection of a carrier and call-by-call selection must be offered by operators with SMP and in addition, customers must have the option of overriding their pre-selected carrier on a call-by-call basis. The selected carrier, whether on a call-by-call or a pre-selected basis, is responsible for billing and collecting the fees for the call.

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

     The Universal Service Ordinance also provides criteria for the quality of voice transmission, the reaction time for operator services, the percentage of public payphones in function and billing accuracy. The operator responsible for the provision of universal service has to report to the regulatory authority about the quality parameters once a year.

     Upon request from other providers of public telecommunications services and publishers of comprehensive subscriber directories or comprehensive directory enquiry services, each provider of public telephone services has to provide subscriber data online or at least weekly in electronically readable form for cost oriented charges.

     Pursuant to the Telecommunications Act 2003 we have been the only provider that was required to provide universal service until December 31, 2004. Under our universal service obligation, we are required to provide voice telephony, public pay phones, directory inquiry services and other services throughout Austria, including rural areas. The Federal Minister of Transport, Innovation and Technology has determined that the general conditions for a tender procedure exist for the comprehensive directory services and the provision of comprehensive enquiry services. Regarding the other elements of universal services, Telekom Austria remains the universal service provider until the next review which will be scheduled within the next five years.

     In case the provision of a universal service should result in a deficit, the regulatory authority will create and manage a Universal Service Fund. All operators of telecommunications services who generate revenues of more than EUR 5 million per year will contribute according to their revenues in relation to the revenues of the other operators. The amount of the contribution will be fixed by the regulatory authority.

     Regarding the net costs of the universal service in the past, a bilateral agreement between Telekom Austria and alternative network operators has been reached. This agreement covers the period of the last six years and comprises a refund of EUR 14.9 million. Austria is one of the first countries of the European Union where the implementation of such a refund has been accomplished.

Legal framework

     Rights of way

     The Telecommunications Act of 2003 also regulates the principal matters which were previously governed by the no-longer effective Telecommunications Rights of Way Act. Each provider of communications services or communications networks has the ability to use land for establishing, developing, operating and maintaining communications lines. In exercising these rights, it is necessary to have an agreement with the landowner or to receive a decision from the Telecommunications Offices.

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

     Ordinance regulating lawful interception

     The ordinance regulating surveillance systems (lawful interception) which became effective on December 1, 2001 is based on a standardization recommendation by the European Telecommunications Standards Institute and comprises detailed technical descriptions of new technologies and interfaces which allow a harmonized European-wide surveillance system for use in criminal prosecution. The amount of the refund by the government for our investments in surveillance systems, have not yet been determined.

     Competition law and general legal framework

     In addition to the Telecommunications Act, our operations are subject to Austrian and European competition laws.

     The main principles of the European Union competition rules are found in Articles 81 and 82 of the EC Treaty (the former Articles 85 and 86), the Competition Directive (recently amended in 2002) and in the European Union merger control regulations. Article 81 of the EC Treaty prohibits collusive behavior between competitors which may affect trade between member states and which restricts, or is intended to restrict, competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between member states. These rules are enforced by the European Commission in cooperation with the national competition authority. In addition, the national courts have jurisdiction over alleged violations of European Union competition law.

     The Austrian Antitrust Act prohibits the abuse of dominant market position and the distortion of competition caused by horizontal and vertical agreements or collusion of market participants. While the Austrian Federal Competition Authority (Bundeswettbewerbsbehörde) focuses on improving EU-wide cooperation of competition authorities and streamlining proceedings in order to make competition law more effective, it is the Austrian Cartel Court which rules on these cases. Parties can appeal against the Cartel Court’s decisions with the Austrian Supreme Court in the function of a Cartel Appellate Court.

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

     Procurement law and telecommunications act

     Our customers in the public sector are subject to the Austrian procurement law. The Austrian procurement law requires the public sector to make its purchase decision on either the best price or quality among the offers. Under the tariff approval procedure we may offer only limited price discounts. Our competitors are free to fix prices.

     Customer protection and data protection

     Customer protection

     The Telecommunications Act of 2003 identifies the protection of the customer as one of its major goals. Accordingly, the Act contains various provisions regulating the rights of the customers vis-à-vis the telecommunications services providers. All operators that provide public communications services must ensure that the services are available to everyone on published terms and conditions. The Telecommunications Act creates a special dispute resolution mechanism to resolve billing disputes. We are obliged to issue itemized bills upon customers’ request to allow the customers to check the accuracy of the calls listed. If a dispute cannot be amicably settled, the customer can appeal to an Arbitration Board established within the regulatory authority without prejudice to the right to appeal to the courts.

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

     The Telecommunications Act of 2003 requires us to include in our description of terms and conditions and services certain mandatory information such as the level of quality, provision time, penalties to customers if services are not provided compliant to the service description, rules about billing disputes and information about actual tariffs. In order to allow customers better cost control, we have to provide free of charge a limitation of access for special value added services once a year. Furthermore, we have to offer universal services on a “prepaid” basis and the possibility to pay universal services in installments. For purposes of transparent billing, we are obliged to provide customers free of charge with an itemized call list. The Ordinance on Itemized Bills (Einzelentgeltnachweisverordnung) which was enacted on May 1, 2004 sets forth the standards for itemized billing.

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

     Telephone calls and faxes for the purposes of direct marketing are permissible only if a subscriber has given his prior consent. Likewise, it is generally not permitted to send e-mails — including SMS-messages — to consumers for the purpose of direct-marketing or to more than 50 recipients without prior consent. In limited circumstances prior consent need not to be obtained. This applies, for example, where a customer provided his electronic contact details to the sender in connection with a sale of the sender’s products or services and where the subsequent direct marketing relates to an offer of a similar product or service by the sender. In such instance, the customer must be given an opportunity to object to the use of his/her contact details.

     Sending e-mails to non-consumers without prior consent is authorized when the recipient is given the opportunity to reject future messages.

     After having obtained the customer’s consent, data for the direct marketing of telecommunications services may be processed only to the extent necessary for such services. Any other data may only be used upon customer consent. Customers have the right to request information about the storing and processing of their data and to request corrections or deletions of data that was not properly stored.

     Network operators are not allowed to store traffic data after the end of the period during which the bill may lawfully be challenged or payment may be pursued. Without the customer’s prior explicit consent, traffic data such as billing data may only be processed in order to perform telecommunications services.

Item 5. Operating and Financial Review and Prospects

5.1. OVERVIEW

     The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this annual report. Those financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

     We report our business in three segments:

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

Accuracy of forward-looking statements

     In the normal course of business and in an effort to help keep shareholders and the public informed about our operations, we may from time to time issue certain statements, either in writing or orally, that contain or may contain forward-looking information such as statements made in this annual report. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, or projections involving anticipated revenues, earnings or other aspects of operating results. Such statements are subject to a number of factors that may tend to influence the accuracy of the statements and the projections upon which the statements are based. As noted elsewhere in this annual report, our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our control, and any one of which, or a combination of which, could materially affect our results of operations. See “Forward Looking Statements”, “Item 3.4. Risk factors”, “Item 4.3. Regulation and legal framework”, “— Critical accounting policies” and “— Recent developments”.

Certain factors and trends affecting our financial results

     In recent years our business has been affected by a number of important trends including increased competition as a result of the liberalization of the Austrian telecommunications market, the declining importance of fixed line voice telephony and an increasing demand for mobile and internet communications and technological changes. Therefore, investors should consider our results of operations and future prospects in light of the fundamental changes occurring in the structure of Telekom Austria and the environment in which we operate.

     Telekom Austria has identified the following key trends that have, and will continue to have, an impact on our business, some of them described more detailed below:

     Wireline

•	Slowly decreasing voice traffic volumes, mainly due to fixed mobile substitution;

•	Continued pricing pressure due to strong competition and regulatory constraints;

•	Introduction of new VAS, including services combining voice, data and video (Triple Play), to partly offset declining voice revenues;

•	Migration of internet users from dial-up to broadband, supported by our new ADSL tariffs;

•	Significant broadband and data revenue growth;

•	Growth in revenues from content and value added services provided on the internet; and

•	Continued reduction in operating expenses due to cost-cutting measures and reduction of staff as well as decreasing depreciation and amortization costs due to lower capital expenditures.

     Wireless

•	Increasing competition due to new competitors and saturated markets;

•	Significant growth in VAS driven by the introduction of new technologies as well as new and improved handsets leading to increased customer demand;

•	New products and services due to significant growth in the use of broadband wireless technologies such as EDGE/UMTS; and

•	Expansion of Telekom Austria in targeted international markets, particularly in south-eastern European countries.

     Open competition

     Since the full liberalization of the Austrian market several additional licenses have been granted in the Wireless segment to our competitors in both the GSM and UMTS ranges. An additional competitor, TELE 2, started its operations as a service provider in cooperation with the existing mobile operator ONE in February 2003 and acquired 100% of the competitor in the wireline business, UTA, in autumn 2004. Since October 2004 TELE 2 offers its services as a Mobile Virtual Network Operator (MVNO) with its own access number. In May 2003, Hutchison 3G Austria entered the Austrian mobile communications market as the first provider of UMTS only services. mobilkom austria AG & Co KG entered into a national roaming agreement with Hutchison 3G Austria allowing our competitor to use our GSM network as a supplement to its own UMTS network.

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

     Technological change

     Rapid technological changes in telecommunications and information technology (IT) will continue to have a profound effect on the way we do business and will give rise to new competitive challenges, as the traditional businesses of telecommunications, IT, media, entertainment and security increasingly converge. Technological advances have increased the capacity of telecommunications networks and led to the rise of a number of alternatives to traditional network transmission and new access technologies. Because we have the competitive advantage of being the leading telecommunications service provider in Austria that offers fixed network, mobile services, data communications services, internet services for residential, business and wholesale customers, we believe we have the opportunity to become a leading provider of multi-service networks and advanced multimedia services.

     One of our objectives is to increase our medium-term infrastructure investments in growth areas such as internet, broadband transmission and access, which are the main elements of the future next generation network infrastructure, and new mobile communications services based on UMTS. For further information see “Item 4.2. Business overview”. On the other hand, we intend to reduce our capital expenditures in mature business areas such as fixed line voice telephony, achieving an overall net decrease in our capital expenditures.

     Regulatory environment

     The regulatory authorities that oversee the Austrian telecommunications industry consider Telekom Austria to have SMP in certain retail and wholesale markets. Once the regulatory authority has determined that we exercise SMP in one of the relevant markets, the regulatory authority may subject us to the requirement that we not charge excessive prices, or provide unreasonable bundles. The regulatory authority still has the power to control individual tariffs and cost orientation of these tariffs. The regulatory authority must approve our minimum offer of leased lines and the prices for those leased lines (see “Item 4.3. Regulation and legal framework — Regulation — New markets and regulation of operators with significant market power — Market analysis”).

     Changes to our fixed-line tariff structure are generally subject to prior approval by the regulatory authorities, which could reduce our speed and flexibility in terms of pricing strategy to respond to market developments. Furthermore, we must allow other fixed and mobile network service providers to interconnect to our network and must provide fixed line telephone customers the ability to select their preferred service provider on a call-by-call or pre-selection basis and to keep their telephone numbers when changing service providers (see “Item 4.3. Regulation and legal framework”).

     At December 31, 2004, we had entered into interconnection agreements with 24 fixed-line and 5 mobile (GSM, UMTS) registered operators in Austria.

     In August 2003, the directives of the European Union were implemented into Austrian domestic law under the amended Telecommunication Act (See “Item 4.3. Regulation and legal framework — Legal framework — The European Union”). According to the amended Telecommunications Act of 2003, a more differentiated regulatory approach should be possible. This may imply a shift from ex-ante regulation towards competition law in the long run and includes a further liberalization of the licensing regime. For further information see “Item 3.4. Risk factors”.

     According to the new framework, mobilkom austria AG & Co KG and all other mobile operators have been considered to have SMP for voice call termination on their individual mobile networks. The regulatory authority prescribed the same remedies for all operators. In particular these remedies require non-discrimination regarding quality and price, cost-oriented termination fees on the basis of long range average incremental cost (LRAIC), and the preparation of a reference interconnection offer. However the specific definition on LRAIC in respect to mobile network is still an open issue. mobilkom austria AG & Co KG has appealed against this decision. For the "wholesale national market for international roaming on public mobile networks”, investigations of the regulatory authority are still ongoing.

     Tariff reductions and reforms

     We adapt our tariffs according to market conditions, last in 2004, in order to meet increasing competitiveness In anticipation of a decision to be rendered by the Austrian Supreme Court we introduced a new tariff plan and frequent user reward program which was approved by the regulatory authority in May 2004. It allows customers to benefit from the now wider choice of tariffs for calls to mobile phones, different regions and friends. Within these packages we introduced e.g. the flat rate tariff for residential customers in off-peak time or free national calls during the weekend.

     We expect competition to lead to continued pressure on tariffs. However, the Austrian regulatory authority recently expressed its intention to decrease reciprocal mobile interconnection tariffs in several steps until December 31, 2011. Customer tariffs are assumed to fall as a result.

     Transformation program

     In order to prepare Telekom Austria for operating in a fully competitive environment, we began a transformation program that aimed to reduce operating expenses, implement new technologies, change our corporate culture and stabilize fixed line voice revenues in June 2000.

     To reduce personnel, we implemented three voluntary retirement incentive programs (VRIPs) in 1997, 1999 and 2000. These resulted in approximately 3,500 employees accepting early retirement. At December 31 of the years 2003 and 2004, 120 and 118 employees, respectively, were covered by our respective provisions. The other former employees have already left the program and no longer have claims representing any current or future liability to us. On January 1, 2002 a law was enacted that covers civil servants over the age of 55 which are covered by a governmental retirement plan with the effect of reducing our obligation under the VRIPs. Following the enactment of that law we reversed EUR 1.4 million, EUR 26.8 million and EUR 57.4 million of these accruals in 2004, 2003 and 2002 respectively.

     The Austrian government offered early retirement at reduced future pension payments to certain civil servants. We offered these eligible employees additional payments to alleviate financial losses from the reduction in future pension payments and to improve the acceptance rate of the offer by our civil service employees. Due to this measure we were able to reduce our workforce by 470 and 650 civil servants in 2004 and 2003, respectively. We incurred a contractual obligation to civil servants taking advantage of this opportunity and recorded expenses of EUR 19.3 million in 2004 and EUR 47.3 million in 2003. We do not expect to incur any additional liabilities related to this offer beyond the amount of these accruals. Recent changes in Austrian law no longer allow us to implement early retirement packages in the future.

     Claims against the Republic of Austria

     In 2003, we filed a claim for a refund with the Austrian Federal Ministry of Finance as representative of the Republic of Austria in the amount of EUR 245 million for certain expenses relating to the employment of civil servants. The claim is based on the Postal Restructuring Act and the argument that we have incurred higher costs for the employment of civil servants and their termination compared to our competitors. In August 2003, an amendment to the law with retroactive effect cancelled our claims. We are still seeking a settlement with the Federal Ministry of Finance. Due to the uncertainties involved we have not recorded the claim in our financial statements.

     Court ruling on value added services

     In 2003, the Austrian Supreme Court ruled that no contractual relationship exists between the customer and Telekom Austria, but rather that the contractual relationship is established directly between the VASP and the customers. As a consequence, we are no longer considered the primary obligor towards our customers in respect to services provided by VASP on our lines and ceased reporting revenues from these services on a gross basis, beginning on October 1, 2003. The figures for 2003 are presented including the effect of the VASP until October 1, 2003, therefore not directly comparable to the 2004 figures. Had the ruling been in effect for the full year of 2003 and 2002, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45.9 million and EUR 51.2 million, respectively. This reduction in revenue has no impact on consolidated operating income.

     Seasonality

     In general, the financial results of Telekom Austria are affected by the following seasonal variations, however there is no assurance that these trends will continue in the future.

     Traditionally, the year-end holiday season experiences higher revenues from equipment sales as well as flat-rate packages which is partly offset by higher acquisition costs from equipment provided to customers and sales commissions in the fourth quarter of the year. The Wireless segment benefits from higher roaming revenues in the vacation period during the summer season, especially in Croatia. As a result, Telekom Austria’s performance during the second half of the financial year can have a significant influence on its performance for the full year.

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

     Total fixed assets, intangible assets and goodwill were EUR 5,152.6 million, EUR 5,767.3 million and EUR 6,317.3 million at December 31, 2004, 2003 and 2002 respectively.

     Depreciable fixed assets are depreciated over estimated useful lives between 3 and 50 years and amortizable intangible assets are amortized over useful lives between 4 and 30 years. Although we have substantial historical evidence about estimated useful lives of these assets, there is the inherent risk of a change in useful lives. For example, a one-year increase or decrease in the useful lives of all depreciable or amortizable assets would increase depreciation and amortization expense by approximately EUR 359 million or decrease depreciation and amortization expense by approximately EUR 166 million, respectively. Depreciation and amortization expenses amounted to EUR 1,114.8 for the period ended December 31, 2004.

     Total impairment charges were EUR 1.3 million, EUR 6.8 million and EUR 41.9 million for the periods ended December 31, 2004, 2003 and 2002, respectively.

     Valuation of employee benefit obligations

     Employee benefit obligations are established for (i) contractual termination benefits available for eligible civil servants, (ii) service awards that are granted to eligible employees after specified service periods, (iii) severance payments upon termination of employment of eligible employees, and (iv) pension benefits granted to certain former employees.

     Contractual termination benefits. In order to reduce headcount and related operating expenses we have offered several programs in 1997, 1999 and 2000, whereby selected employees who were approaching the age of 55 were offered certain incentives to induce their voluntary retirement. Under the terms of these programs employees that accept voluntary retirement are eligible to receive payments until the day of retirement. We refer to these incentives as Voluntary Retirement Incentive Programs (VRIPs) or social plans. Generally, such plans target civil servants who can not be terminated without cause. In aggregate, 3,500 employees accepted one of our VRIP offers in prior years. At the time an employee accepts a VRIP offer we recognize an accrual for the present value of the estimated future contractual obligations assuming an annual salary increase of 2.5% for future years and a discount rate of 4.5%. On January 1, 2002 a law was enacted that covers civil servants after the age of 55 by a governmental retirement plan with the effect of reducing our obligation under the VRIPs. Following that law we reversed EUR 1.4 million and EUR 26.8 million of these accruals in 2004 and 2003, respectively. As of December 31, 2004, the remaining accrual of EUR 19.4 million for the VRIPs relate to 118 employees. A change in the elected discount rate by 1% would either increase or decrease the accrual for contractual termination benefits by about EUR 0.2 million.

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

     Severance consists of legal severance and voluntary severance. Eligible employees hired before January 1, 2003 receive legal severance payments upon termination of their employment or upon retirement. The amount of the severance payment equals a multiple of their monthly compensation depending on the employee’s years of service including variable elements like overtime and bonus. Following a legal change, obligations for employees starting to work for us after January 1, 2003 are covered by a defined contribution plan and we paid EUR 0.3 million in 2004 and EUR 0.1 million in 2003 to this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG). Civil servants do not qualify for legal severance payments. The Austrian government offered early retirement at reduced future pension payments to certain civil servants. Under this legislation, civil servants had a one-time opportunity to retire before reaching their legal retirement age. We offered these eligible employees additional payments to alleviate financial losses from the reduction in future pension payments and to improve the acceptance of the offer by our civil servants. As a result, we recorded expenses totaling EUR 19.3 million for 470 civil servants who accepted this offer in 2004. After making these payments Telekom Austria will not face any future liabilities.

     Pension benefits. We provide defined benefits for certain former employees. This unfunded plan provides benefits based on a percentage of the salary depending on the years employed not exceeding 80% of the salary before retirement including the pension provided by social security. We use the projected unit credit method to determine pension cost and amortize actuarial gains and losses using the corridor method. For further information see note (18) of the accompanying financial statements.

     The recorded amounts for service awards, severance payments and pensions are affected by the actuarial assumptions of discount rate, rate of compensation increase and rate of increase of pensions. The total obligation for these benefits amounted to EUR 90.6 million, EUR 124.1 million and EUR 100.2 million as of December 31, 2004, 2003 and 2002, respectively. A change of the selected discount rate of 5.0% by one percentage point would increase the obligation by approximately EUR 14.6 million or decrease the obligation for these benefits by approximately EUR 11.7 million in 2004. For further information see note (18) of the accompanying financial statements.

     Valuation of tax assets

     At December 31, 2004, we had approximately EUR 398.8 million of operating loss carry-forwards. Thereof, EUR 99.4 million relate to foreign subsidiaries with EUR 98.9 million expiring between 2005 and 2008. The remaining amount is deductible in Austria and do not expire under current regulation. Their annual usage is limited to 75.0% of the taxable income in Austria for that year.

     In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2004 we recognized a net deferred tax asset of EUR 60.5 million related to the operations in Austria. In order to realize this deferred tax asset we will need to generate future taxable income exclusive of reversing taxable temporary differences of approximately EUR 322.5 million. Based on the level of historical taxable income and projections for future taxable income and tax planning strategies over the periods in which the deferred tax assets are deductible, management believes it is more likely than not we will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

     A tax reform act has been enacted in Austria, stipulating a reduction of the corporate income tax rate from 34% to 25% and an expansion of the taxable base. The tax reform became effective in January 2005. The changes led to an overall tax expense of EUR 21.8 million from revaluation of the deferred tax assets and liabilities as of December 31, 2004.

New accounting pronouncements

     EU regulations regarding IFRS

     In compliance with the European Parliament and Council Regulation on the application of International Financial Reporting Standards (IFRS) adopted in July 2002, all listed European Union companies are required to prepare their consolidated financial statements in accordance with IFRS for fiscal years commencing on or after January 1, 2005. However, Member States may defer mandatory application of IFRS until 2007, for companies that either have listed debt securities only or already use other internationally accepted Standards for purpose of a listing outside the European Union. The latter particularly applies to companies, such as us, listed on the New York Stock Exchange (NYSE) and currently prepare their consolidated financial statements in accordance with U.S. GAAP. In Austria the option to defer IFRS-adoption was implemented in December 2004, via the Rechnungslegungsänderungsgesetz 2004. Accordingly, Telekom Austria will not be required to prepare consolidated financial statements in accordance with IFRS until the fiscal year commencing on January 1, 2007.

     In 2003, we established a project team consisting of various members of the Telekom Austria organization under the responsibility of the CEO (Chief Executive Officer), which is responsible for the conversion of the financial statements from U.S. GAAP to IFRS. By the summer of 2004, the project team had conducted an analysis of the key differences between IFRS and U.S.GAAP and performed an impact analysis of the effect of the new reporting requirements on previously reported figures, accounting and other systems and procedures and our day-to-day business.

     After completing the first impact analysis, we identified the core set of accounting standards to be applied by us under IFRS, including decisions with regard to the first time application of IFRS. In this analysis, we reviewed all relevant IFRS and transition provisions (as laid down in IFRS 1, First-time adoption) and considered:

•	Consistency with generally applied accounting practices in the telecommunications industry;

•	Impact on current business and procedures;

•	Degree of difficulty of systems conversion;

•	Impact on previously reported and future results; and

•	Degree of convergence with U.S. GAAP.

     We are currently in the process of performing the actual IFRS conversion and implementation. The conversion and implementation consist of the issuance of an IFRS accounting manual, adjusting existing reporting and accounting systems or implementing new systems, adapting procedures and business policies where applicable, converting our financial statements, preparing an IFRS compliant budgeting process and training and educating all relevant Telekom Austria employees.

     We believe, based on the analyses performed so far, that the following IFRS standards (and exposure drafts) may result in material differences between U.S.GAAP and IFRS financial statements:

     Convergence of IFRS and US GAAP

     We expect the adoption of IFRS to have an impact on the comparability and consistency of its financial reporting. Based on current U.S. GAAP and IFRS standards, we consider differences with a significant impact on our Consolidated Financial Statements to be primarily related to:

     Pension Accounting — fresh start — General divergences between U.S. GAAP and IFRS, are for example, pertaining to the measurement date of plan assets and obligations or the recognition of an additional minimum liability and are accompanied by differences due to the application of IFRS 1, “First-time adoption of International Financial Reporting standard”. The Standard provides, among other exemptions from calculating the net cumulative unrecognized actuarial gains and losses under IFRS, which would generally be required at the date of transition by applying IAS 19 retrospectively for each year since inception of the respective pension plan. According to this exemption, cumulative unrecognized actuarial gains and losses that had previously not been recognized through application of the corridor approach under U.S. GAAP could be recognized by adjusting retained earnings. Therefore, the corridor might be set to zero in the IFRS opening balance sheet, thus resulting in a difference between U.S. GAAP and IFRS. The corridor approach is an accounting concept that permits companies to amortize unrecognized net actuarial gains or losses over the remaining service period of the employees when it exceeds 10% of the larger of the beginning balance of the projected benefit obligation or the market related value of the plan assets.

     Deferred Tax — Differences in accounting for income tax standards — On June 28, 2002 we acquired the remaining 25.001% of mobilkom austria AG & Co KG from Telecom Italia Mobile SpA. The allocation of the purchase price to the net assets acquired resulted in the recognition of goodwill attributable to the limited partnership mobilkom austria AG & Co KG. mobilkom austria KG also had recognized taxable goodwill resulting from its organization in 1996. This taxable goodwill was not recognized for U.S GAAP purposes, because the organization of mobilkom austria AG & Co KG was deemed a transaction under common control. U.S. GAAP requires recording a deferred tax liability for the difference of taxable goodwill of mobilkom austria KG resulting from its organization in 1996 and the goodwill arising from the acquisition of the remaining 25.001% in June 2002. The deferred tax liability will increase over time with the amortization of the taxable goodwill and will be recognized as a tax expense. Based on IFRS 1, the Company will elect not to apply IAS 22 “Business Combinations” retrospectively to past business combinations. Before the transition date IFRS did not require any assets or liabilities to be recognized on the balance sheet because they did not meet the asset or liability definition under IFRS but we adjusted retained earnings instead. Therefore, the deferred tax liability arising from the goodwill of the acquisition of the remaining 25.001% in June 2002 was derecognized, increasing retained earnings under IFRS.

     Cross border lease transactions — recognition of assets and liabilities — In 2001, 1999 and 1998, the Company entered into various cross border lease transactions, whereby certain equipment items, mainly switches, transceiver stations, base station controllers and location registers were sold or leased to a U.S.-based trust and leased back over certain terms. Concurrent with the inception, the Company entered into Payment Undertaking Agreements (“PUA”) with several counter-parties whereby the counterparties agreed to make lease payments on behalf of the Company in exchange for a deposit or the lease payments received under the head lease. The counterparties in the PUAs received upfront payments for a portion of the debt assumed in 2001, 1999 and 1998, respectively. In addition to the PUAs, the Company provided a loan to the U.S.-based trust in connection with the 2001 transaction. Interest accrued on the PUAs and the loan match interest on the debt portion.

     In accordance with U.S. GAAP the cash deposits, the securities purchased in connection with the PUAs and the upfront payments received for the head lease and the lease obligations are recorded separately on the balance sheets as the Company has not been released from their obligation under the lease and a legal right to offset does not exist. Accordingly, interest income and expenses in an equal amount have been recognized in 2004, 2003 and 2002, respectively.

     In accordance with IFRS, SIC 27 “Evaluating the substance of Transactions Involving the Legal Form of a Lease” and the Framework for the 1998 and 1999 cross border lease transactions no assets or liabilities will be recorded for the separate investment account and the lease payment obligations. The cash deposits and the securities purchased in connection with the PUAs and the upfront payments received for the head lease and the lease obligations will not be recorded in the balance sheet but disclosed as contingent liabilities only.

     However, for the 2001 transactions the major part of the investment accounts and the lease payment obligations will have to be recorded as assets and liabilities because the Company is able to control the investment account and withhold payments. The cash deposits in connection with the PUAs and the upfront payments received for the head lease and the lease obligations will be recorded separately on the balance sheets. Accordingly, interest income and expenses in an equal amount will have to be recognized for 2003.

     Asset Backed Securitization Program — In January 2002, the Company entered into a revolving period securitization program and sold trade receivables to a Trust unrelated to the Company. The Company retains servicing responsibilities relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the Trust, the Company retains interests in the sold receivables (retained interests).

     Under U.S. GAAP, the Company determined that the transaction met the three sales criteria, that (a) the transferred assets have been isolated from the transferor, beyond the reach of the transferor and its creditor, even in the event of bankruptcy or receivership, (b) the transferee obtains the right, free of any conditions that constrain, to pledge or exchange the assets and (c) the transferor does not maintain effective control in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. Additionally, the limited liability corporation whose shares are owned by a charitable trust under the terms of a trust fulfilled all conditions required to be a qualifying special purpose entity (QSPE) under SFAS No. 140.

     In accordance with SFAS No. 140 the Company has not recorded a servicing asset as management has determined, that it is not practicable to fair value the servicing asset, as the benefits of servicing assets are adequate to compensate the Company for its servicing responsibility and no servicing assets or servicing liability was recorded.

     Under IFRS, the Company will not derecognize the sold receivables as the assets transferred are not readily obtainable in the market and the Company has retained substantially all of the risk of ownership through a total return swap. Therefore, the Company will record the asset backed securitization transaction as a secured borrowing.

     Other — The Company expects that the adoption of IFRS will result in additional differences in measuring and classification of assets and liabilities that will affect comparability, but these differences are not expected to have a material impact on the performance of the Company, whereby this assessment is based on IFRS-standards currently available. However, the IASB (International Accounting Standards Board) may release certain pronouncements until our reporting date that might have an impact on our results and would have to be applied consistently to our results from the opening balance.

Recent developments

     In January 2005, under the EMTN program Telekom Austria (through Telekom Finanzmanagement GmbH) issued two bonds with a nominal value of EUR 500 million, one with a 5 year maturity and a coupon of 3.375%, and one with a 12 year maturity and a coupon of 4.25%.

     The exercise hurdle (on the basis of earnings per share for the year 2004) for the first tranche of stock options issued in 2004 was met and therefore the options of the first tranche 2004 can be exercised from April 20, 2005 until May 30, 2008. On March 15, 2005, the management board decided to settle all stock options of the first tranche issued in 2004 in cash only. This would have the effect as of December 31, 2004, that the stockholder’s equity decreases by EUR 4.5 million and the liabilities increase by EUR 5.5 million together with a rise of employee costs by EUR 1.0 million. The decision of the Management Board of March 23, 2004, to increase the share capital by up to EUR 6.5 million to service the stock options of the first tranche issued in 2004 will therefore not be realized. For further information see also “Item 6 — Stock option plans”.

     On January 19, 2005, the second tranche of 3,398,000 options were offered to the eligible employees under the Stock Option Plan approved in 2004. 2,858,460 options of these offered options were granted. The exercise price of Euro 13.98 was based on the average quoted closing price of Telekom Austria stock during a period of twenty trading days ending two days before the granting of options. The options can be settled either in cash or in shares at the Company’s choice. Vesting of the stock options awarded is based on the performance of basic earnings per share adjusted for certain effects. The options have a vesting period of about 14 months from the grant day and an exercise period of approximately three years after becoming exercisable. See also “— Item 6 — Stock option plans”.

     On March 21, 2005, we paid EUR 80.0 million as option price under the call option agreement concluded in December 2004 to purchase MobilTel AD, the leading Bulgarian wireless operator. The call option gives us the unilateral and irrevocable right to purchase 100% of the share capital of MobilTel AD for a total enterprise value of around EUR 1,600 million in 2005.

     On April 1, 2005, one of our competitors launched a no thrill operator. As a service provider this operator will offer a lean product range for mobile phones at low prices. We can not foresee the impact on our business.

5.2. RESULTS OF OPERATIONS

2004 compared to 2003

OVERVIEW

Consolidated operating results

     The following table shows our operating revenues, operating expenses and the resulting consolidated operating income as well as the percentage changes for the periods indicated.

	2004	2003	2004/2003
	(in EUR millions)		(% change)
Operating revenues	4,056.3	3,969.8	2.2
Operating expenses:
Materials	(324.5)	(297.1)	(9.2)
Employee costs, including benefits and taxes	(673.7)	(699.3)	3.7
Depreciation and amortization	(1,114.8)	(1,133.2)	1.6
Impairment charges	(1.3)	(6.8)	80.9
Other operating expenses	(1,489.3)	(1,463.6)	(1.8)

Total operating expenses	(3,603.6)	(3,600.0)	(0.1)

Consolidated operating income	452.7	369.8	22.4

     Operating revenues

     Our consolidated operating revenues increased by EUR 86.5 million or 2.2% to EUR 4,056.3 million in 2004. If the change in revenue recognition for certain VAS provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45.9 million in 2003. With this adjustment, operating revenues in 2004 would have increased by 3.4% over 2003. For further information see “— 5.1. Overview — Court ruling on value added services”. This change has no impact on consolidated operating income. The increase in 2004 is due to the growth in our Wireline segment — mainly due to the growth of terminal calls to the mobile network and the refund for costs of universal services — and due to the growth in our Wireless segment — an increase in the mobile customer base, higher interconnection traffic through our mobile network and a growth in interconnection fees for SMS.

     Operating expenses

     Our consolidated operating expenses increased by EUR 3.6 million or 0.1% to EUR 3,603.6 million in 2004. A more detailed analysis of the individual expense items is presented below.

     Material costs

     Our consolidated material costs increased by EUR 27.4 million or 9.2% to EUR 324.5 million in 2004. The increase in material expenses of EUR 5.7 million in the Wireline segment was mainly due to higher costs for network equipment. The material costs in the Wireless segment increased due to the higher costs of high quality handsets and higher costs for spare parts for mobile transmission infrastructure.

     Employee costs, including benefits and taxes

     Our consolidated employee costs including benefits and taxes decreased by EUR 25.6 million or 3.7% to EUR 673.7 million in 2004. In the Wireline segment the employee costs were lower by EUR 37.0 million, due to less severance costs and staff reduction. This has been offset partially by the stock option program 2000 and

2004 which generated costs in the amount of EUR 10.2 million for the Wireline segment. Other factors concerning the development of personnel costs in the Wireline segment are described in “— 5.2. Results of operations — Segment results — Wireline”. In the Wireless segment the headcount decreased but the lower current employee costs were more than offset by the stock option programs generating costs of EUR 3.1 million, higher severance payments and the impact of a new bonus system.

     Depreciation and amortization

     Our consolidated depreciation and amortization expenses decreased by EUR 18.4 million or 1.6% to EUR 1,114.8 million in 2004.

     The decrease in depreciation and amortization results primarily from a strong decline in depreciation and amortization expenses amounting to EUR 56.3 million in the Wireline segment mainly due to our efforts to cut capital expenditures relating to our fixed line network. For further information concerning our capital expenditures see “5.4. Liquidity and capital resources — Capital expenditures”. The growth of amortization and depreciation expense in the Wireless segment partially offset this decline as a result of the amortization of the Austrian UMTS license as well as related network equipment which started as of May 1, 2003, as well as depreciation of infrastructure in connection with the UMTS license.

     Impairment charges

     Our consolidated impairment charges decreased by EUR 5.5 million or 80.9% to EUR 1.3 million in 2004. The impairment charges in 2004 as well as in 2003 primarily relate to long-lived assets.

     Other operating expenses

     Our consolidated other operating expenses increased by EUR 25.7 million or 1.8% to EUR 1,489.3 million in 2004 which is mainly due to a rise in interconnection costs and services received in the Wireless segment. In the Wireline segment other operating expenses decreased, particularly by lower expenses from bad debt, losses on disposals of assets, advertising expenses and compensation payments. This decrease in the Wireline segment was partially offset by a rise in interconnection costs. If the change in revenue recognition for certain VAS provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, other consolidated operating expenses would have been lower by EUR 45.9 million in the first three quarters of 2003. This change had no impact on consolidated operating income.

     Operating income

     Consolidated operating income increased by EUR 82.9 million or 22.4% to EUR 452.7 million in 2004. The factors described above contributed to the increase in operating income. Both business segments contributed to this positive development in operating income. The operating income of the Wireless segment increased by EUR 6.0 million to EUR 407.4 million in 2004 from EUR 401.4 million in 2003 and the Wireline segment increased its operating income by EUR 90.1 million to EUR 55.8 million in 2004 from an operating loss of EUR 34.3 million in 2003. For an analysis of the segmental operating revenues and expenses see “— Segment Results”.

Other income, taxation, minority interests, cumulative effect of change in accounting principle and net income

	2004	2003	2004/2003
	(in EUR millions)		(% change)
Consolidated operating income	452.7	369.8	22.4
Other income (expense)
Net interest	(118.8)	(155.8)	23.7
Equity in earnings of affiliates	0.6	19.1	(96.9)
Other, net	15.6	(0.5)	n.a.
Income tax expense	(122.2)	(83.1)	(47.1)
Minority interest	(0.6)	(3.4)	82.4
Cumulative effect of changes in accounting principle	—	(11.9)	n.a.

Consolidated net income	227.3	134.2	69.4

Interest Income	70.0	75.2	(6.9)
Interest Expense	(188.8)	(231.0)	18.3

	(118.8)	(155.8)	23.7

     Net interest

     Net interest expense decreased by 23.7% to EUR 118.8 million in 2004. The decline of interest expense by EUR 42.2 million to EUR 188.8 million resulted mainly from the continued reduction in net debt in 2004. The decline of both, interest income and expenses, also resulted from lower recognized interest income and expenses in equal amounts for cross border lease transactions we had entered into in 1998, 1999 and 2001. For further information see notes (16) and (17) of the accompanying financial statements.

     Equity in earnings of affiliates

     Equity in earnings of affiliates amounted to EUR 0.6 million in 2004 down from EUR 19.1 million in 2003. In 2004 only Omnimedia Werbegesellschaft mbH contributed to this amount whereas in 2003 a gain of 18.4 million resulted from the sale of the 26% stake in Herold Business Data AG.

     Income tax expense

     The effective tax rate for the full year 2004 decreased from 35.7% to 34.9% compared to the prior year. A new Austrian tax reform act has been enacted reducing the corporate income tax rate from 34.0% to 25.0% and an expansion of the taxable base. The tax reform has become effective on January 1, 2005 and leads to an overall tax expense of EUR 21.8 million from revaluation of the deferred tax assets and liabilities as of December 31, 2004. The effective income tax rate excluding the effect of change in tax rate is 28.7% for the full year 2004.

     Income tax expense increased from EUR 83.1 million in 2003 to EUR 122.2 million in 2004 as a result of the continued growth in profitability leading to a higher taxable base and also as a result of the effect of tax reform in Austria.

     For the assessment of the recoverability of deferred tax assets see “— 5.1. Overview — Critical accounting policies — Valuation of tax assets” and note (21).

     Minority interests

     As mobilkom austria group has been fully consolidated since June 28, 2002, minority shareholders’ earnings in VIPnet, one of mobilkom austria AG & Co KG’s subsidiaries are presented as minority interests in our income statement. Overall this company contributed positively to mobilkom austria group’s result. The portion of VIPnet’s earnings attributable to the minority interests in the amount of EUR 0.6 million in 2004 are deducted in arriving at consolidated net income.

     Cumulative effect of change in accounting principle

     The Company adopted SFAS No. 143 as of January 1, 2003 and recorded a cumulative change in accounting principle for the retirement and decommissioning of existing base stations, buildings, booths for public payphones and wooden masts impregnated with tar or salt in the amount of EUR 11.9 million in 2003.

     Consolidated net income

     Our consolidated net income increased by EUR 93.1 million to EUR 227.3 million in 2004. Continued growth in the Wireless segment combined with various cost cutting measures and lower depreciation, amortization and impairment charges in the Wireline segment contributed to this effect.

SUPPLEMENTARY INFORMATION

     We evaluate the performance of our segments using the non-U.S.GAAP financial measure “adjusted EBITDA” (Earnings before Interest, Tax, Depreciation and Amortization) which is based on net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principle. This equals operating income before depreciation, amortization and impairment charges. The following table provides an overview for the items that were excluded from net income to determine consolidated adjusted EBITDA for the periods indicated.

	2004	2003
	(in EUR millions)
Net income	227.3	134.2
Adjustments:
Depreciation and amortization	1,114.8	1,133.2
Impairment charges	1.3	6.8
Interest income	(70.0)	(75.2)
Interest expense	188.8	231.0
Equity in earnings of affiliates and dividend income	(0.6)	(19.1)
Other (income) expense	(15.6)	0.5
Income tax expense	122.2	83.1
Minority interests	0.6	3.4
Cumulative effect of change in accounting principle, net of tax	—	11.9

Adjusted EBITDA	1,568.8	1,509.8

     Adjusted EBITDA excludes depreciation and amortization expenses, in order to eliminate the impact of generally long-term capital investments, that cannot be significantly influenced by our management on a short-term basis. Management also excludes impairment charges that were recorded as a consequence of the decline in fair value of several long-term investments and buildings below their carrying amount. In evaluating and managing our operating activities we exclude these charges that cannot be influenced by our key operating decision makers on a short-term basis. We may record impairment charges in the future if there are further declines in the fair values of our investments. Adjusted EBITDA excludes other non-operating income/expense, since these do not reflect the operating results that we achieve from servicing our customers. Dividend income and equity in earnings of affiliates result from investments, in which we exercise significant influence, but do not have control. As we do not control these entities, our management excludes these results when evaluating the operating performance of our business segments. Minority interests reflect the share in generated net income belonging to minority shareholders of fully consolidated entities by Telekom Austria and are added back to adjusted EBITDA since our management has to evaluate the total operating performance of these consolidated entities to make appropriate business decisions. Adjusted EBITDA also excludes interest income and expense and the provision for income taxes arising in connection with our capitalization and tax structures. The cumulative effect of change in accounting principle which was caused by the adoption of SFAS 143 (“Asset Retirement Obligation”) as of January 1, 2003 represents the retroactive recording of fair values of asset retirement obligations for existing tangible long-lived assets. The management excludes this non-recurring, unusual charge when evaluating the performance of our business segments.

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

     There are material limitations to use measures such as adjusted EBITDA, including the difficulty associated with comparing these performance measures as we calculate them to similar performance measures presented by other companies, and the fact that these performance measures do not take into account certain significant items, including depreciation and amortization, impairment charges, dividend income, equity in earnings of affiliates or other non-operating income/expense that directly affect our net income. Adjusted EBITDA should be considered in addition to, but not a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America such as operating income and net income.

	2004	2003	2004/2003
	(in EUR millions)		(% change)
Adjusted EBITDA:
Wireline	814.3	780.5	4.3
Wireless	765.4	727.1	5.3
Other activities & eliminations	(10.9)	2.2	n.a.

Adjusted EBITDA	1,568.8	1,509.8	3.9

     Our adjusted EBITDA increased by 3.9% in 2004 to EUR 1,568.8 million from EUR 1,509.8 million in 2003. As shown in the table above this increase is a result of the performance of both segments — Wireline and Wireless. In the Wireline segment lower costs led to an increase in adjusted EBITDA by 4.3% to EUR 814.3 million in 2004 from EUR 780.5 million in 2003.

     Our Wireless segment contributed to our consolidated adjusted EBITDA of EUR 765.4 million which is an increase by 5.3% from EUR 727.1 million in 2003. This increase resulted from growing revenues in the primary markets of our Wireless segment and a strong focus on cost-efficient operations.

SEGMENT RESULTS

     As of January 1, 2003 we finalized the reorganization of our operations into two distinct operating segments, Wireline, which includes fixed line, data communications and internet services, and Wireless, consisting of the mobile communications segment, and a third segment “Other activities” which includes primarily various financial services that are provided by our subsidiary Telekom Finanzmanagement GmbH to both business segments, Wireline and Wireless. In order to give shareholders a clear view of our external performance as a company, we separately disclose these internal transactions when presenting our results for Telekom Austria.

Wireline

     The Wireline segment includes mainly the operating activities of Telekom Austria AG, and provides telecommunications services such as voice telephony on fixed networks, data communications services, internet services, services for other carriers, and equipment sales.

     The Austrian fixed line voice market, measured in terms of minutes, experienced another slight decrease during 2004 especially in national minutes due to increased migration to mobile communication services. Nevertheless, we were able to increase our market share based on minutes, excluding internet dial-up minutes, to 54.4% at December 31, 2004, up from 52.7% at year-end 2003 due to the continuing promotion of our second-based TikTak tariffs, which were originally introduced in 2001. With the growing use of pre-selection of a carrier and unbundling of the local loop, we face increasing competition for national telephony traffic on fixed networks resulting in lower average voice tariffs.

     Our market share for fixed line traffic including internet dial-up increased to 55.2% at December 31, 2004 compared to 54.1% at year-end 2003 due to the successful customer retention strengthening our voice market share which compensated for the decrease in dial up minutes. Our ADSL broadband customer base increased by 46.9% including our wholesale ADSL lines in 2004, attracting in particular regular users of the internet, while our dial-up customer base increased by 8.5%. ADSL is a technology that permits a high speed transmission of data using a standard copper access line.

     Revenues

     Revenues from our Wireline segment are derived primarily from the following sources:

•	Switched voice base traffic charges for national (local and national long-distance), fixed-to-mobile and international calls; switched voice monthly and other voice revenues comprising initial connection fees, installation fees, monthly rental and other charges;

•	Public payphone services and value added services (VAS);

•	Data and IT-solutions including wholesale;

•	Internet access and media;

•	Wholesale voice and internet including interconnection fees paid by other carriers to access our fixed line network and related carrier services; and

•	Fees from other services, including equipment sales and directory services.

     The following table shows revenues from our Wireline segment and percentage changes for the periods indicated.

	2004	2003	2004/2003
	(in EUR millions)		(% change)
Wireline operating revenues:
Switched voice base traffic (1)	403.4	447.3	(9.8)
Switched voice monthly & other voice revenues	570.1	567.9	0.4
Payphones & VAS (1)	52.6	67.5	(22.1)
Data & IT-Solutions	297.2	338.3	(12.1)
Wholesale data	143.8	103.8	38.5

Data & IT-solutions including wholesale (2)	441.0	442.1	(0.2)
Internet access & media	207.2	198.4	4.4
Wholesale voice & Internet	369.0	311.4	18.5
Other (1)	141.4	163.1	(13.3)

Total wireline operating revenues	2,184.7	2,197.7	(0.6)

(1)	If the change in revenue recognition for certain VAS provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, total Wireline operating revenues would have been lower by EUR 32.7 million in 2003, affecting revenues from switched voice base traffic, pay phones & VAS and other revenues.

(2)	The former revenue categories “Data & IT-solutions” and “Wholesale data” have been presented as a total “Data & IT-solutions including wholesale” since January 1, 2004. For better comparability with 2003 they are still shown as separate revenues.

     Switched voice base traffic

     Switched voice base traffic revenues decreased by 9.8% to EUR 403.4 million in 2004 from EUR 447.3 million in 2003. The decline in average tariffs resulted from a further drop of 5.6% in traffic volume in 2004 compared to 2003 as a result of a decline in national traffic minutes by 6.9% in 2004, as illustrated in the table below and a decline in the price for switched base traffic.

	2004	2003	2004/2003
	(in millions of minutes)(1)		(% change)
Traffic minutes:
National (local + national long distance)	4,174	4,485	(6.9)
Fixed-to-mobile	854	855	(0.1)
International	467	484	(3.5)

Total voice minutes	5,495	5,824	(5.6)

(1)	All amounts exclude traffic minutes that were not generated from our customers such as interconnection traffic that originated in networks of other providers or payphone traffic.

     Strong competition for fixed network services, especially the fixed to mobile substitution, are the key factors in the decline of fixed line traffic. The successful promotion of TikTak tariffs enabled us, however, to increase our market share based on minutes from 52.7% in 2003 to 54.4% in 2004.

     The reduction in revenues from switched voice base traffic was also caused by a change in revenue recognition for certain VAS provided by third-party providers starting October 1, 2003, in response to a decision by the Austrian Supreme Court. Traffic revenues would have been lower by EUR 18.5 million in 2003, if the revenue recognition had been applied retroactively.

     Switched voice monthly and other voice revenues

     Revenues from our initial connection and installation fees, monthly rentals and other network services increased by 0.4% to EUR 570.1 million in 2004 from EUR 567.9 million in 2003.

     In July 2003, the regulatory authority granted its approval for Telekom Austria’s plan to discontinue its Minimum Tariff. Existing customers of the Minimum Tariff were transferred to the Standard Tariff on September 28, 2003. This move was made due to the increased usage of the Minimum Tariff by pre-selection customers. All other tariff models of Telekom Austria remained unchanged. The discontinuation of the Minimum Tariff caused an increase in the monthly rental (incl. 20% VAT) from EUR 14.38 to EUR 17.44, however resulting in up to 6% lower tariffs for voice base traffic. Due to this effect our switched voice monthly and other voice revenues increased despite the decline in our total access lines.

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

     The following table shows the number of our access lines and channels and percentage changes for the periods indicated. The figures exclude payphones, but include our internal lines and approximately 249,800 lines for qualifying low income persons at December 31, 2004. The service for low income persons, which we have provided for many years, includes free monthly rental and one hour of free local traffic per month. We partly receive a reimbursement from the federal government for these services.

	2004	2003	2004/2003
	(in thousands)		(% change)
Number of fixed lines:
PSTN access lines	2,455.5	2,555.8	(3.9)
Basic ISDN access lines	443.6	447.2	(0.8)
Multi ISDN access lines	7.6	7.8	(2.6)

Total access lines	2,906.7	3,010.8	(3.5)

Total access channels	3,570.7	3,684.2	(3.1)

     The total number of access lines decreased by 3.5% in 2004, primarily due to growth in the mobile communications market and unbundling of local loops, and to a lesser extent due to a shift to alternative providers such as cable television operators. The number of total access channels in the fixed network declined by approximately 3.1% in 2004 compared to 2003.

     Public payphone services and value added services

     In 2004 the revenues from our public payphone and VAS decreased by 22.1% to EUR 52.6 million from EUR 67.5 million in 2003. The revenues from public payphones declined due to falling demand primarily as a result of the high mobile penetration rate. Neither the further roll-out of more attractive public multimedia stations providing access to internet, e-mail, video telephony and various other multimedia services in 2004 nor the increase in VAS from event based premium rate services traffic could offset this decline.

     Revenues from VAS decreased resulting from a change in revenue recognition for certain VAS provided by third-party providers. This began on October 1, 2003, in response to a decision by the Austrian Supreme Court. Revenues from public payphone and VAS would have been lower by EUR 9.7 million in 2003, if the revenue recognition had been applied retroactively.

     Data and IT-solutions including wholesale

     In 2004, the revenues from data and IT-solutions including wholesale decreased by 0.2% to EUR 441.0 million from EUR 442.1 million in 2003. These revenues are generated from a large portfolio of data-related services that are mainly provided to our business customers: leased line services, switched data transmission services, corporate network services, MPLS services, data value added services and IT-solutions. From 2004 onwards former wholesale data revenues are not disclosed separately but reported in data and IT-solutions.

     Main driver for the slight decline in revenues from data and IT-solutions were price reductions in leased line services as a result of the continuing price pressure in the national and international leased line market. This decrease could not be completely offset by a growth in revenues from corporate network services and electronic payment systems.

     Internet access and media

     We are the leading internet service provider in Austria with approximately 1.2 million residential customers. We had a share of approximately 42.0% of the residential internet market (including 3.0% contributed by mobilkom austria’s mobile internet customers) in the fourth quarter of 2004. Internet access and media comprises access services (dial-up and broadband ADSL access) and a portal business with online media sales, e-commerce and multimedia services.

     Our revenue generated by our internet access and portal business increased by 4.4% to EUR 207.2 million in 2004 from EUR 198.4 million in 2003. This growth was in line with the increase in the subscriber base in Austria by 15.6% from 1,026,600 at the beginning of 2004 to 1,187,000 at the end of 2004. ADSL-residential customers, also included in these figures, increased by 43.1% in the same period, supported by the re-launch of our AonSpeed portfolio which includes special product versions for light, average and heavy users. Business broadband access lines grew even stronger by 50.6% due to our re-launch of business broadband services in 2004. The new pricing system includes higher download volumes and a lower high usage fee. The increase in revenues did not follow the increase in the customer base due to lower average usage and lower average revenues per user on the base of the new product portfolio.

     Our subsidiary Czech On Line, a Czech telecommunications provider with a strong focus on internet services, which we acquired in 2000, generated overall revenues of EUR 20.3 million in 2004 up from EUR 18.5 million in 2003. Thereof, Czech On Line contributed revenues of EUR 11.4 million or 5.5% to our internet access and media business in 2004.

     Wholesale voice and internet

     Wholesale voice and internet services generate revenues by providing network services to domestic and international carriers. These carrier services consist of termination, origination (or carrier selection) and transit of national traffic and international termination in Austria and abroad, international bandwidth services and internet access.

     Revenues increased by 18.5% to EUR 369.0 million in 2004 from EUR 311.4 million in 2003, thus displaying the highest growth in revenues in the Wireline segment. This growth resulted mainly from wholesale voice revenues. International traffic rose due to increased transit and incoming mobile traffic. A higher number of unbundled subscriber lines and a reimbursement we received for the provision of universal services more than offset the decline in national traffic caused by the shift of customers to mobile communication. Moreover wholesale internet services increased primarily due to the strong sales of our internet products for wholesale customers, showing higher revenues in 2004, and raising the number of wholesale ADSL subscriptions from 53,500 in 2003 to 85,200 in 2004. Furthermore we recognized a refund for costs of universal services in the amount of EUR 3.6 million for 2004 and EUR 11.2 million for the previous years.

     Other revenues (customer premises equipment and directory services)

     This category primarily includes sales and rentals of customer premises equipment and directory services. We generate revenues from sales of telecommunications equipment including residential, as well as mobile telephone equipment and systems for business customers, and by providing related post-sale maintenance and services. As part of our directory services we generate revenues from offering call-center services and the management of a database of subscriber data of our and other fixed-line and mobile service providers’ subscribers, which is offered to directory publishers. Revenues decreased by 13.3% to EUR 141.4 million in 2004 from EUR 163.1 million in 2003.

     The decline in other revenues was primarily due to lower revenues from directory services such as directory publication, directory assistance and call center services. Revenues from equipment sales and related maintenance and services in 2004 were at the same level as in 2003.Other revenues decreased resulting from a change in revenue recognition for certain VAS provided by third-party providers, beginning October 1, 2003, in response to a decision by the Austrian Supreme Court. Other revenues would have been lower by EUR 4.5 million in 2003, if the revenue recognition had been applied retroactively.

     Operating expenses

     The following table shows operating expenses of our Wireline segment and percentage changes for the periods indicated.

	2004	2003	2004/2003
	(in EUR millions)		(% change)
Wireline operating expenses:
Material expense	69.0	63.3	9.0
Employee costs, including benefits and taxes	494.9	531.9	(7.0)
Depreciation and amortization, impairment charges	758.5	814.8	(6.9)
Interconnection (1)	333.1	319.7	4.2
Maintenance and repairs	116.5	119.2	(2.3)
Services received (1)	41.9	42.5	(1.4)
Other — total: (2)	315.0	340.5	(7.5)
Other support services	87.2	83.0	5.1
Other	227.8	257.5	(11.5)

Total wireline operating expenses	2,128.9	2,231.9	(4.6)

(1)	If the change in revenue recognition for certain VAS provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, total Wireline operating expenses would have been lower by EUR 32.7 million in 2003, affecting costs from interconnection and services received.

(2)	From 2004 onwards other operating expenses are presented as divided into the categories other support services, containing leased personnel, and other operating expenses. For better comparability the sum is also presented as it was in prior years.

     Materials

     Materials consist mainly of expenses for spare parts, cables and supplies for our network and merchandise we sell to our customers. Material expenses in the Wireline segment increased by 9.0% in 2004 to EUR 69.0 million, from EUR 63.3 million in 2003. The increase in material expenses is primarily due to the increasing costs for network equipment sold in Austria.

     Employee costs, including benefits and taxes

     Employee costs including benefits and taxes in our Wireline segment decreased by 7.0% in 2004 to EUR 494.9 million from EUR 531.9 million in 2003.

     The decrease was due to lower severance payments and lower current costs due to a decrease of our average number by 1,032 employees or 9.4% to 9,995 employees in 2004 as a result of our transformation program, as described in “— Overview — Transformation program”. The Austrian government offered to certain civil servants an early retirement pension at reduced future pension payments. We offered these eligible employees additional payments to alleviate financial losses from the reduction in future pension payments and to improve the acceptance rate of the offer by the government. Due to this measure our workforce could be reduced by 650 civil servants in 2003. We incurred a legal obligation to civil servants making use of this opportunity and recorded expenses of EUR 19.3 million and EUR 47.3 million in 2004 and 2003, respectively. We do not expect any additional liabilities related to this offer beyond the amount of the accruals.

     From 1997 to 2000, we offered VRIPs to eligible employees. We made provisions for expenses related to these programs of EUR 253.2 million in 2000. In 2004, we reversed 1.4 million of the VRIP provisions after a reversal of EUR 26.8 million in 2003. At December 31, 2004, 118 employees were still covered by the VRIP provisions. For more information about our relationship with employees, see “Item 6 — Employees — Relationship with employees”.

     In 2004, this decrease in employee costs was partially offset by the cost of the options exercised under the stock option program 2000 and 2004 which resulted in expenses amounting to EUR 10.2 million in the Wireline segment and EUR 3.1 million in the Wireless segment.

     Depreciation and amortization including impairment charges

     Depreciation and amortization including impairment charges in our Wireline segment decreased by 6.9% to EUR 758.5 million in 2004 from EUR 814.8 million in 2003 as a result of the continuing downward trend of capital expenditures.

     Depreciation expenses decreased due to our efforts to cut capital expenditures in connection with our fixed line network. Amortization expenses for intangible assets remained at an insignificant level.

     The impairment charges for fiscal year 2004 were lower by EUR 5.5 million in comparison to 2003 and primarily relate to long-lived assets as future estimated net cash flows were below the carrying value of related assets.

     Interconnection

     Interconnection costs increased by 4.2% to EUR 333.1 million in 2004 from EUR 319.7 million in 2003. The increase was mainly caused by higher interconnection traffic generated by international transit and the shift of traffic to higher priced mobile networks.

     An offsetting factor for the increase in interconnection costs was the change in revenue recognition for certain VAS provided by third-party providers, effective October 1, 2003, in response to a decision by the Austrian Supreme Court. Interconnection costs would have been lower by EUR 18.8 million in 2003 if the revenue recognition had been applied retroactively.

     Maintenance and Repairs

     Expenses for maintenance and repairs decreased by 2.3% to EUR 116.5 million in 2004 from EUR 119.2 million in 2003. The decrease resulted mainly from lower maintenance expenses for software and hardware as well as maintenance on the fixed network.

     Services received

     Services received are incurred as a result of various services provided by third-parties such as VAS. The change in revenue recognition for certain VAS provided by third-party providers, starting October 1, 2003, in response to a decision by the Austrian Supreme Court would have reduced services received by EUR 13.9 million in 2003 if the revenue recognition had been applied retroactively. This fact offset the increase of services provided by third-parties for meeting the growing demand for leased line services leading to a decrease by 1.4% in services received to EUR 41.9 million in 2004.

     Other support services

     Other support services consist of leasing personnel. The costs, which were contained in the other operating expenses in former years, increased by 5.1% from EUR 83.0 million in 2003 to EUR 87.2 million in 2004. The increase in personnel leasing is due to improvements in the service quality level in the call center which caused the employment of more leasing personnel and the staff reduction in 2003 and 2004 which was partially compensated by leasing personnel.

     Other operating expenses

     Other operating expenses include expenses such as energy, rental, marketing, training, advertising expenses and income and loss from retirement of equipment. Beginning in 2004, other support services are presented separately. For better comparability the 2003 figures are shown separately as well as in total.

     Other operating expenses in the Wireline segment decreased by 11.5% in 2004 to EUR 227.8 million from EUR 257.5 in 2003.

     We incurred lower expenses from bad debt and losses on disposals of assets, generated savings from the insourcing of our property management, lowered our advertising expenses and received insurance payments for the flood damages caused to our installations by the floods of the summer of 2003 and related compensation payments made by the European Union.

Wireless

     The total number of customers in the Wireless segment as of December 31, 2004 grew by 4.5% compared to December 31, 2003. At the end of 2004 we had more than 4.9 million customers in our Wireless segment. The majority of customer growth came from mobilkom austria AG & Co KG. The Austrian market had a penetration rate of 98.0% at the end of 2004. Our foreign subsidiaries contributed with a percentage of 34% at the end of 2004 to the customer base, rising slightly from 33% in 2003.

     We were still able to increase the total number of our mobile customers in Austria by 3.5%, or approximately 110,400 during 2004. However, due to stronger competition and an increasing number of

Austrian mobile customers our market share decreased to 41.0% at December 31, 2004, down from 43.3% at the end of 2003. As a result of the aggressive price policy on the Austrian market, the churn rate increased from 16.1% in 2003 to 17.0% in 2004. During 2004 the number of Austrian contract customers increased by 5.7% and the number of prepaid customers increased by 0.9%. At December 31, 2004, contract customers account for 54.3% of the total customer base of mobilkom austria AG & Co KG compared to 53.2% at December 31, 2003 as a result of our continuing focus to increase the share of high value contract customers.

     mobilkom austria AG & Co KG’s subsidiary, VIPnet, a mobile operator in Croatia, added approximately 98,100 customers in the year 2004. The penetration rate in Croatia amounted to 64.5% at the end of 2004, with VIPnet holding a total market share of 46.0%. mobilkom austria AG & Co KG’s subsidiary Si.mobil, a mobile operator in Slovenia added approximately 1,800 customers in the year 2004. Penetration in Slovenia reached a level of 79.1% at the end of 2004 with Si.mobil holding a total market share of 23.3%.

     Revenues

     Our Wireless segment generates revenues from operations of our mobile networks. The revenues mainly include traffic charges, monthly rental charges, equipment sales and roaming and interconnection fees.

     The following table shows revenues from our Wireless segment and percentage changes for the periods indicated.

	2004	2003	2004/2003
	(in EUR millions)		(% change)
Wireless operating revenues:
Traffic revenues (1)	1,141.5	1,095.6	4.2
Monthly rental	303.9	297.7	2.1
Equipment	180.1	176.3	2.2
Roaming	175.6	153.8	14.2
Interconnection (1)	328.0	305.0	7.5
Other	15.9	18.1	(12.2)
Discounts	(19.5)	(16.3)	(19.6)

Total wireless operating revenues	2,125.5	2,030.2	4.7

(1)	If the change in revenue recognition for certain VAS provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, total Wireless operating revenues would have been lower by EUR 20.3 million in 2003, affecting traffic revenues of mobilkom austria AG & Co KG and interconnection revenues of mobilkom [liechtenstein].

     Our operating revenues from our Wireless segment increased by 4.7% in 2004 to EUR 2,125.5 million from EUR 2,030.2 million in 2003, with 78.4% of operating revenues generated within the Austrian market.

     Traffic revenues

     Traffic revenues depend on the total number of customers, traffic volume, mix of prepaid and contract customers and tariffs. Traffic revenues increased by 4.2% in 2004 to EUR 1,141.5 million from EUR 1,095.6 million in 2003. This growth was a result of an increase in the customer base by 4.5% in minutes of usage charged and in data revenues. The following table shows the number of customers of our Wireless segment and percentage changes for the periods indicated.

	2004	2003	2004/2003
	(in thousands)		(% change)
Wireless customers:
Austria	3,273.6	3,163.2	3.5
Croatia	1,308.6	1,210.5	8.1
Slovenia	363.3	361.5	0.5
Liechtenstein	3.5	2.5	40.0

Total customers	4,949.0	4,737.7	4.5

     In addition to the higher customer base, the average usage per customer rose by 1.4% for the Wireless segment. This was partially offset by a launch of a new tariff model allowing cheaper prices per minute to other mobile and fixed networks by paying an additional fixed monthly fee. An offsetting factor in 2003 was, in response to a decision by the Austrian Supreme Court, the change in revenue recognition for certain VAS provided by third-party providers starting October 1, 2003. Traffic revenues are lower by EUR 18.5 million in 2003.

     In the Wireless segment both, contract and prepaid customers contributed to the increase in traffic revenues for 2004. For both types of customers the customer base rose. The contract customer base grew by 5.1%, while the number of prepaid customers increased by 4.0%. Despite the highly competitive markets, overall average revenue per customer showed a slight increase of 0.6%.

     The share of data traffic revenues increased from 13.9% at year-end 2003 to 15.0% at year-end 2004. In Austria this share increased by 1.2 percentage points to 12.6% at year-end 2004. The majority of data revenues is derived from SMS and to a lesser extent from GPRS and MMS. We expect that data revenues from GPRS and MMS services at mobilkom austria AG & Co KG will increase significantly due to a leap in the number of GPRS users by 81.5% to 1,524,700 users compared to 839,900 users in 2003 and due to a growing number of MMS users in 2004.

     Monthly rental

     We generate revenues from monthly rental fees paid by our contract customers for access to our mobile communications network. Revenues from monthly rentals increased by 2.1% to EUR 303.9 million in 2004. The rise in revenues from monthly rental is primarily attributable to the increase in our contract customer base by 5.7% in Austria and by 4.0% in Croatia, and the growth of data packages. However, the introduction of tariff packages with lower or no monthly rental tariffs partially offset the increase in revenues from monthly rental fees.

     Equipment

     We generate revenues from customer equipment primarily from sales of handsets to our customers and to resellers. Revenues from equipment increased by 2.2% in 2004 to EUR 180.1 million from EUR 176.3 million in 2003 primarily due to increased sales of higher priced handsets with more functionalities and more replacements among others of Vodafone live! handsets. This effect was partially offset by a decline in the number of gross customer additions and higher handset subsidies.

     Roaming

     Basically, roaming fees are generated when our mobile network carries a call made by a customer of another international mobile operator. In addition to that, national roaming revenues are generated by customers of our national competitor Hutchison 3G which use our network in accordance with the national roaming agreement which was signed with Hutchison 3G in September 2002. Revenues from roaming fees increased by 14.2% in 2004 to EUR 175.6 million, from EUR 153.8 million in 2003. This increase was primarily caused by higher usage due to the Vodafone cooperation due to a better capture rate and an increase of Vodafone customers. Additionally, higher roaming revenues in Austria were generated by strong winter tourism and higher national roaming revenues.

     Interconnection

     Our Wireless segment generates interconnection revenues primarily from interconnection fees from our Wireline segment as well as from other fixed and mobile operators for calls terminating in our mobile networks. In addition, we receive revenues from service numbers such as toll free numbers. Our interconnection revenues increased significantly by 7.5% in 2004 to EUR 328.0 million from EUR 305.0 million in 2003. The increase in interconnection revenues in Austria was a result of the increase in interconnection traffic minutes and higher usage from carrier business. The increase of interconnection revenues in Croatia is a result of higher average interconnection fees with the Croatian incumbent operator and higher revenues from SMS interconnection, based on an agreement with the incumbent for SMS interconnection concluded in the last quarter of 2003. In Slovenia, additional revenues were generated primarily as a result of increased carrier business, higher average interconnection fees with the Slovenian incumbent operator since November 2003, and higher traffic minutes charged. In Liechtenstein the increase was mostly generated from VAS.

     The change in revenue recognition for certain VAS provided by third-party providers starting October 1, 2003, in response to a decision by the Austrian Supreme Court would have reduced interconnection revenues at mobilkom [liechtenstein] by EUR 1.8 million in 2003, if the revenue recognition had been applied retroactively.

     Other

     This category includes revenues from one-time charges such as initial connection fees and collection services such as fees for transfer payments as well as fees for call center services, and revenues from real estate. Revenues decreased by 12.2% in 2004 to EUR 15.9 million, from EUR 18.1 million in 2003 in part as a result of special promotions in Austria as well as lower activation fees due to lower gross additions of subscribers at VIPnet.

     Discounts

     Discounts increased by 19.6% in 2004 to EUR 19.5 million compared to EUR 16.3 million in 2003. A decrease in discounts at mobilkom austria AG & Co KG was offset by an increase at VIPnet. The increase at VIPnet was caused by a retention campaign (higher discounts per average handsets) and an acquisition campaign for prepaid customers. The release of provisions for customer loyalty programs resulted in a decline at mobilkom austria AG & Co KG.

     Operating expenses

     The following table shows operating expenses from our Wireless segment and percentage changes for the periods indicated.

	2004	2003	2004/2003
	(in EUR millions)		(% change)
Wireless operating expenses:
Material expense	276.3	254.7	8.5
Employee costs	179.8	167.8	7.2
Depreciation and amortization	358.1	325.6	10.0
Interconnection (1)	236.0	224.0	5.4
Repairs	63.7	62.0	2.7
Services received	267.9	250.9	6.8
Other — total: (2)	336.3	343.8	(2.2)
Other support services	24.0	25.3	(5.1)
Other	312.3	318.5	(1.9)

Total wireless operating expenses	1,718.1	1,628.8	5.5

(1)	If the change in revenue recognition for certain VAS provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, total Wireless operating expenses would have been lower by EUR 20.3 million in 2003, affecting interconnection costs.

(2)	Since 2004 other operating expenses are presented as divided into the categories other support services, containing leased personnel, and other operating expenses. For better comparability the sum is also presented as it was in former years.

     Materials

     Materials in the Wireless segment increased by 8.5% in 2004 to EUR 276.3 million from EUR 254.7 million in 2003. The higher costs were caused by the rising demand for high quality products and higher number of handset replacements, especially driven by the acceptance of the Vodafone live! handsets, and are partially offset by the decline at VIPnet as a result of lower value adjustment in inventories.

     Employee costs, including benefits and taxes

     Employee costs, including benefits and taxes increased by 7.2% in 2004 to EUR 179.8 million from EUR 167.8 million in 2003. The increase is mainly caused by mobilkom austria AG & Co KG due to higher benefits, the stock option program and higher severance expenses. In Croatia headcount and base salary increased. Employee costs of Si.mobil declined due to lower headcount.

     Depreciation and amortization

     Depreciation and amortization expenses increased by 10.0% in 2004 to EUR 358.1 million from EUR 325.6 million in 2003. The increase resulted from growing network-related capital expenditures in prior years in order to increase capacity and maintain the quality of mobile transmissions in all markets as well as the use of the UMTS license and related network equipment. However, capital expenditures in the Wireless segment were reduced by 10.9% in 2004 to EUR 267.8 million from EUR 300.4 million in 2003. For further information regarding our capital expenditures, see “— 5.4. Liquidity and capital resources — Capital expenditures”.

     Interconnection

     Interconnection costs increased by 5.4% in 2004 to EUR 236.0 million from EUR 224.0 million in 2003. The growth was in line with the higher charged interconnection traffic minutes. The largest increase in interconnection costs was recorded in Austria due to rising traffic volumes to one of the smaller mobile operators, tele.ring, which still has an interconnection tariff higher than the market average. VIPnet contributed to the growth in interconnection costs, due to increased average interconnection fees and increased interconnection traffic. The change in revenue recognition for certain VAS provided by third-party providers starting October 1, 2003, in response to a decision by the Austrian Supreme Court reduced the increase in interconnection costs. Interconnection costs would have been lower by EUR 20.3 million in 2003, if the revenue recognition had been applied retroactively.

     Repairs

     Repairs increased by 2.7% in 2004 to EUR 63.7 million from EUR 62.0 million in 2003 primarily due to increasing maintenance costs at VIPnet and Si.mobil for a growing amount of network and IT equipment due to continuing capital investments. mobilkom austria AG & Co KG’s development of repair costs was stable.

     Services received

     Services received increased by 6.8% in 2004 to EUR 267.9 million from EUR 250.9 million in 2003 mainly due to an increase in roaming costs as a result of the increased roaming traffic. In addition, higher Vodafone fees at mobilkom austria AG & Co KG, VIPnet and Si.mobil due to increased services received from Vodafone and the launch of Vodafone live!, as well as increasing postage fees for an increasing customer base and retention campaigns and energy costs at mobilkom austria AG & Co KG contributed to the overall rise in costs from services received.

     Other support services

     Other support services decreased by 5.1% to EUR 24.0 million in 2004 from EUR 25.3 million in 2003. This decrease is mainly due to less leasing personnel and less IT-services carried out by third parties as a result of increased efficiency in internal processes.

     Other operating expenses

     Other operating expenses in the Wireless segment decreased by 1.9% in 2004 to EUR 312.3 million from EUR 318.5 million in 2003. Lower expenses for consulting fees and lower marketing and sales costs at VIPnet and Si.mobil contributed to this decline in other operating expenses. Furthermore, mobilkom austria AG & Co KG reduced expenses for consulting.

Other activities

     The segment “Other activities” includes primarily various centralized financial services that are provided by our subsidiary Telekom Finanzmanagement GmbH to both business segments, Wireline and Wireless. The segment “Other activities” did not record any revenues in either 2003 or 2004 and the operating expenses were insignificant in both years as well.

5.3. RESULTS OF OPERATIONS

2003 compared to 2002

     All references in section “5.3. Results of Operations — 2003 compared to 2002” refer to Form 20-F 2003.

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

	2003	2002	2003/2002
	(in EUR millions)		(% change)
Operating revenues	3,969.8	3,118.1	27.3
Operating expenses:
Materials	(297.1)	(196.4)	(51.3)
Employee costs, including benefits and taxes	(699.3)	(600.7)	(16.4)
Depreciation and amortization	(1,133.2)	(1,016.3)	(11.5)
Impairment charges	(6.8)	(41.9)	83.8
Other operating expenses	(1,463.6)	(1,205.4)	(21.4)

Total operating expenses	(3,600.0)	(3,060.7)	(17.6)

Consolidated operating income	369.8	57.4	544.3

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

     We evaluate the performance of our segments using the non-U.S.GAAP financial measure “adjusted EBITDA” which is based on net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principle. This equals operating income before depreciation, amortization and impairment charges. The following table provides an overview for the items that were excluded from net income to determine consolidated adjusted EBITDA for the periods indicated.

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

     Revenues

     Revenues from our Wireline segment are derived primarily from the following sources:

•	Switched voice base traffic charges for national (local and national long-distance), fixed-to-mobile and international calls; switched voice monthly and other voice revenues comprising initial connection fees, installation fees, monthly rental and other charges;

•	Public payphone services and value added services (VAS);

•	Data and IT-solutions;

•	Internet access and media;

•	Wholesale voice and internet including interconnection fees paid by other carriers to access our fixed line network and related carrier services;

•	Wholesale data represented by our leased line services for other carriers; and

•	Fees from other services, including equipment sales and directory services.

     The following table shows revenues from our Wireline segment and percentage changes for the periods indicated.

	2003	2002	2003/2002
	(in EUR millions)		(% change)
Wireline operating revenues:
Switched voice base traffic (1)	447.3	495.9	(9.8)
Switched voice monthly & other voice revenues	567.9	562.2	1.0
Payphones & VAS (1)	67.5	81.6	(17.3)
Data & IT-solutions	338.3	340.6	(0.7)
Internet access & media	198.4	193.7	2.4
Wholesale voice & Internet	311.4	305.5	1.9
Wholesale data	103.8	97.4	6.6
Other (1)	163.1	183.1	(10.9)

Total wireline operating revenues	2,197.7	2,260.0	(2.8)

(1)	If the change in revenue recognition for certain value-added services provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, total Wireline operating revenues would have been lower by EUR 32.7 million in 2003 and EUR 42.8 million in 2002, affecting revenues from switched voice base traffic, pay phones & value added services and other revenues.

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

     Data and IT-solutions

     In 2003 the revenues from data and IT-solutions decreased by 0.7% to EUR 338.3 million from EUR 340.6 million in 2002. These revenues are generated from a large portfolio of data-related services that are mainly provided to our business customers: leased line services, switched data transmission services, corporate network services, MPLS services, data value added services and IT-solutions.

     Price reductions which led to declining revenues from leased line services were partially offset by increased revenues from corporate network services and IT-solutions.

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

Wireless

     The total number of customers in the mobile business segment as of December 31, 2003 grew by 6.4% compared to December 31, 2002. At the end of 2003 we had more than 4.7 million customers in our Wireless segment. The majority of customer growth came from mobilkom austria with a penetration rate of 89.7% in the Austrian market at the end of 2003. Our foreign subsidiaries also experienced lower market growth in 2003, thus their contribution to the customer base as of December 31, 2003 remained almost stable at around 33%.

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

     Employee costs, including benefits and taxes

     Employee costs, including benefits and taxes increased by 5.8% in 2003 to EUR 167.8 million from EUR 158.6 million in 2002 due to headcount growth in the Wireless segment by 1.8% in terms of full-time-

employees at year-end to support the higher number of our mobile customers. In addition, in Austria, the base salary increased for employees and accruals for severance benefits increased

     Depreciation and amortization

     Depreciation and amortization expenses increased by 21.1% in 2003 to EUR 325.6 million from EUR 268.8 million in 2002. The increase in depreciation resulted from growing network-related capital expenditures in prior years to increase capacity and maintain the quality of mobile transmissions in all markets. However, capital expenditures in the Wireless segment were reduced by 12.6% in 2003 to EUR 300.4 million from EUR 343.6 million in 2002. For further information regarding our capital expenditures, see “— Liquidity and capital resources — Capital expenditures”.

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

5.4. LIQUIDITY AND CAPITAL RESOURCES

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

     The following table shows information regarding our consolidated cash flows for the periods indicated. The figures do not include cash flows generated by mobilkom austria group prior to consolidation beginning on June 28, 2002, except for dividends received. In the first half year of 2002 these dividends received amounted to EUR 90.7 million. Therefore, the figures for 2002 are not directly comparable. For further details on cash flows, see the consolidated statements of cash flows of the accompanying financial statements.

Cash flow	2004	2003	2002
	(in EUR millions)
Cash generated from operations
Net income	227.3	134.2	12.8
Depreciation, amortization and impairment charges	1,116.2	1,140.0	1,058.2
Change in deferred taxes	62.9	59.2	33.5
Equity in earnings of affiliates less than (in excess of) dividends received	0.0	1.0	(45.8)
Change in accounts receivable — trade	(45.9)	(140.3)	175.5
Change in accounts payable — trade	(58.8)	(58.9)	11.0
Change in employee benefit obligation	(46.9)	(76.6)	(102.6)
Other	49.9	161.3	28.8

Cash generated from operations	1,304.7	1,219.9	1,171.4

Cash from (used in) investing activities
Capital expenditure, including interest capitalized	(548.2)	(599.7)	(560.7)
Acquisitions and investments, net of cash acquired	(2.2)	(86.0)	(665.1)
Other	41.1	41.8	49.9

Cash used in investing activities	(509.3)	(643.9)	(1,175.9)

Cash from (used in) financing activities
Proceeds from issuance of long-term debt and bonds	—	775.9	127.9
Principal payments on long-term debt	(568.0)	(385.3)	(406.3)
Changes in short-term bank borrowings	(6.7)	(774.6)	238.0
Purchase of Treasury shares	(64.2)	—	—
Proceeds from sale of Treasury shares	0.8	—	—
Dividends paid	(64.6)	—	—
other	(2.2)	(22.8)	42.2

Cash (used in) generated from financing activities	(704.9)	(406.8)	1.8

Effect of exchange rate changes	(4.2)	5.4	3.6

Net increase in cash and cash equivalents	86.3	174.6	0.9

Cash and cash equivalents at beginning of period	201.9	27.3	26.4
Cash and cash equivalents at end of period	288.2	201.9	27.3

     Cash generated from operations

     Our primary source of liquidity in 2004 was cash generated from operations which increased by EUR 84.8 million to EUR 1,304.7 million in 2004, compared to EUR 1,219.9 million in 2003 and EUR 1,171.4 million in 2002. This increase is primarily due to higher net income. Net income increased by EUR 93.1 million to EUR 227.3 million in 2004, compared to EUR 134.2 million in 2003 and EUR 12.8 million in 2002.

     For more information see “— 5.2. Results of operations”.

     In 2004, cash generated from operations was reduced by a change in working capital in the amount of EUR 158.6 million compared with EUR 184.6 million in 2003, which mainly relates to an increase of accounts receivable by EUR 45.9 million and EUR 140.3 million in 2004 and 2003, respectively. This increase is due to less cash drawn from our asset-backed securitization program implemented in 2002. Comparing operating cash flow of 2003 and 2002 the change in accounts receivable-trade caused a year on year difference of EUR 315.8 million. The change in accounts receivable-trade contains also the amounts drawn from the qualifying special purpose entity (QSPE). Just as in 2003, in 2004 we did not draw all of the money we were entitled to from the QSPE and therefore reported an increase in receivables from the QSPE of EUR 49.1 million in 2004 compared to EUR 145.4 million in 2003, decreasing our cash generated from operations. For further details see “— Off-balance sheet transactions”.

     The percentage of contract customers in the Wireless and Wireline segment who pay their monthly bills by direct debit is well above 90% and above 70%, respectively, which has a positive impact on our cash flow.

     Additionally, accounts payable and accrued liabilities decreased by EUR 85.9 million compared to 82.4 million in 2003 leading to a higher outflow of cash. These negative effects were, however, partially offset by a change in the total of all other assets and liabilities of EUR 49.9 million as well as a change in deferred taxes of EUR 62.9 million. Cash payments for voluntary retirement incentive programs, golden handshakes and contributions to Austrian government’s pensions of EUR 46.9 million were made in 2004, compared to EUR 76.6 million in 2003 and EUR 102.6 million in 2002, respectively. We expect further measures related to the reduction of headcount to result in additional payments for retirement of employees as well as payments for re-training. These payments will be made through 2009 and will reduce our cash generated from operations.

     Cash used in investing activities

     Cash used in investing activities mainly consists of acquisitions of subsidiaries and capital expenditures for property, plant and equipment and intangible assets. It decreased by EUR 134.6 million to EUR 509.3 million in 2004 from EUR 643.9 million in 2003 and EUR 1,175.9 million in 2002. In 2004 mobilkom austria AG & Co KG acquired the remaining 1% share of VIPnet d.o.o., Zagreb, for a total price of EUR 1.66 million, after acquiring 28%, for a total purchase price of EUR 69.7 million in 2003, bringing its interest to 100%. Acquisitions of subsidiaries in 2002 primarily relate to the purchase of the 25.001% stake in mobilkom austria AG & Co KG which was acquired for a total purchase price of EUR 693.1 million, including cash acquired of EUR 29.5 million. The increase in capital expenditures in 2003 resulted from the 100% consolidation of mobilkom austria group as additions to tangible and intangible assets of mobilkom austria group are included in the Telekom Austria cash flow statement beginning on June 28, 2002. For more information concerning capital expenditures on a comparable basis see “— Capital expenditures”. Differences to capital expenditures on a segment basis result from the elimination of intra-group transactions.

     Cash (used in) generated from financing activities

     Cash used in financing activities was EUR 704.9 million in 2004, compared with cash used in financing activities of EUR 406.8 million in 2003 and cash generated of EUR 1.8 million in 2002. On June 30, 2003, Telekom Austria AG and Telekom Finanzmanagement GmbH (the 100% two-tier financing subsidiary of Telekom Austria AG) initiated a Euro Medium Term Note (“EMTN”) program. Under this program we successfully placed Eurobond offerings. For further information see “— Funding sources”. Two bonds were initiated in 2005, for further information see “ — Funding sources — Bonds”.

     The management board and supervisory board plan to propose a distribution from unappropriated earnings of EUR 0.24 per zero par value share to the shareholders at the AGM on May 25, 2005.

     On February 27, 2004, we exercised 3,326,881 American call options and on March 3, 2004, we received the same amount of shares for these options. These treasury shares represent 0.67% of our share capital, and were intended for the beneficiaries of our IPO stock option program as well as for future stock option programs.

     At the AGM on June 3, 2004, the Management Board was authorized to acquire treasury stock to the maximum extent legally permitted at a price between EUR 9 and EUR 18 per share during a period of 18 months, ending December 31, 2005.

     On August 26, 2004, Telekom Austria announced the beginning of the share buyback program and through December 31, 2004 has repurchased and held, inclusive the shares bought back in March 2004 by means of an off-market transaction, 6,255,694 of its shares, corresponding to 1.25% of its outstanding share capital, with a total value of EUR 87.3 million as of December 31, 2004. For further details see “Item 16E”.

Funding sources

     Our principal sources of external funding are borrowings from the Austrian and international debt capital markets. The outstanding long-term debt, other than lease obligations are summarized as follows:

At December 31,	Maturity	2004	2003	2002
		(in EUR millions)
Bonds under EMTN Program	2005-2013	767.5	745.1	—
Other bonds	2005-2008	149.6	159.7	175.5
Bank debt	2005-2011	1,382.9	1,967.6	2,347.7
Other	2007	0.2	0.8	15.7

		2,300.2	2,873.2	2,538.9
Less current portion of long-term debt		(653.0)	(530.9)	(459.0)
Long-term debt, net of current portion		1,647.2	2,342.3	2,079.9

     Bonds

     In order to give Telekom Austria access to international debt capital markets and in preparation for entering the Eurobond market, Telekom Austria AG and Telekom Finanzmanagement GmbH established a Euro Medium Term Note (EMTN) program, unconditionally and irrevocably guaranteed by Telekom Austria AG in June 2003. This program allows Telekom Austria and Telekom Finanzmanagement GmbH to issue notes up to a maximum aggregate nominal amount of EUR 2.5 billion outstanding at any single point in time.

     In July 2003, Telekom Austria (through TFG) issued its inaugural bond with a nominal value of EUR 750.0 million, 10 year maturity and a coupon of 5% under the EMTN program. The notes were issued at a discount including issue costs of EUR 9.1 million (EUR 7.7 million as of December 31, 2004) providing Telekom Austria with funds in the amount of EUR 740.9 million. The bonds are listed on the Luxembourg Stock Exchange and Vienna Stock Exchange.

     The EMTN program is updated regularly and occasionally if required for an issue.

     In January 2005, Telekom Austria (through TFG) issued two bonds with a nominal value of EUR 500 million each under the EMTN program — one with a 5 year maturity and a coupon of 3.375%, and one with a 12 year maturity and a coupon of 4.25%.

     In 2003 EUR 7.3 million of interest, discount and issue costs were shown in other bonds instead of bonds under the EMTN program.

     Bank debts

     As of December 31, 2004, we had unused committed lines of credit of EUR 450 million, expiring between November 2006 and December 2007.

     As of December 31, 2004, 2003 and 2002, we had total outstanding debt, excluding the current portion of lease obligations, amounting to EUR 2,303.0 million, EUR 2,878.1 million and EUR 3,281.8 million, respectively. Whereas debt incurred prior to May 1996 is guaranteed by the Federal Republic of Austria, debt incurred thereafter is not. At December 31, 2004, EUR 857.2 million of our EUR 2,300.2 million total long-term bank debt and bonds were covered by such guarantees.

     The following bank debt is not guaranteed by the Federal Republic of Austria as it was entered into after the privatization of the Company:

     In March 2000, the Company entered into a loan agreement for EUR 145.0 million with the European Investment Bank. As of December 31, 2004, EUR 87.0 million of the loan are outstanding in accordance with the repayment terms. Under the terms of this agreement, the Company must observe certain financial covenants, requiring the Company to meet certain financial ratios.

     Furthermore, in October 2000 the Company entered into a loan agreement for EUR 232.6 million. As of December 31, 2004 the loan is outstanding in full in accordance with the repayment terms. Under the terms of the contract the Company has to maintain certain investments, otherwise the loan becomes due. The interest rates vary depending on the rating of the Company.

     As of December 31, 2004, EUR 295.2 million of a syndicated loan granted to mobilkom austria AG & Co KG was outstanding and is guaranteed by Telekom Austria AG.

     In December 2002, VIPnet’s existing senior debt facility was restructured to improve terms and conditions by entering into a syndicated loan of EUR 150.0 million. In March 2004, VIPnet entered into a shareholder loan with TFG in the amount of EUR 70 million for the refinancing of the still outstanding amount of this syndicated loan.

     In March 1999, Si.mobil entered into a loan agreement amounting to EUR 36.0 million (original currency: Deutsche Mark 71.0 million) to finance the construction of the GSM network in Slovenia. The interest rate is the three month LIBOR plus 1.075%. The loan is secured by bills of exchange, property, receivables and shares of Si.mobil. The loan is repayable until March 2007.

     The year-end average interest rates for the long-term debt excluding interest rate swaps are as follows:

	2004	2003	2002	2001
Bonds	4.56%	4.57%	5.32%	4.32%
Bank debt	4.62%	4.96%	3.49%	5.42%

     Since June 2003, Telekom Austria Group is rated by Moody’s Investors Service Ltd. and Standard & Poor’s. Our current corporate credit ratings are noted below:

	Moody’s	Standard
	Investors	&
	Service	Poor’s
Long-term debt	Baa2	BBB
Short-term debt	P-2	A-2

     Moody’s Investors Service rates our long-term corporate credit Baa2 (positive outlook). The outlook changed from stable to positive on May 17, 2004. The rating classification of Baa means that an issuer offers adequate financial security. However, certain protective elements may be lacking or may be unreliable over any longer period of time. The numerical modifier 2 indicates a mid-range ranking within the letter ranking category. The rating outlook, expressed as positive, stable, or negative, provides an opinion regarding the likely direction of any medium-term rating actions, typically based on an 18-month horizon.

     Moody’s Investors Service’s short-term corporate credit ratings fall into the following four categories: Prime-1 (P-1), Prime-2 (P-2), Prime-3 (P-3) and Not Prime. Issuers rated Prime-2 have a strong ability, albeit less superior ability than Prime-1 issuers, to repay senior short-term debt obligations.

     Standard & Poor’s rates our long-term corporate credit BBB (positive outlook). The outlook changed from stable to positive on April 14, 2004. This exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on obligations. The lack of a modifier (plus (+) or minus (-)) indicates a mid-range ranking within the major rating category of BBB. The “positive” in the outlook indicates that a rating may be raised.

     Standard & Poor’s categorizes its short-term ratings A-1, A-2, A-3, B, C and D. Having a short-term rating of A-2 means that Telekom Austria is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than issuers rated A-1. However, the capacity to meet the financial commitment on our obligations is satisfactory.

     Our EUR 2,500 million EMTN-program is currently rated Baa2 and BBB by Moody’s Investors Service and Standard & Poor’s, respectively. The EUR 750 million bond issued by TFG in July 2003 and the two EUR 500 million bonds issued by TFG in January 2005 are also rated BBB by Standard & Poor’s.

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

     Other funding sources

     In order to diversify our short-term funding sources we implemented an asset-backed securitization program with a maximum volume of currently EUR 350.0 million. For more information, see “— Off-balance sheet transactions”.

     At the AGM on June 3, 2004, the Management Board was authorized to issue 50 million new ordinary bearer shares with no par value in order to service convertible bonds, the issuance of which was authorized during that meeting. For more information, see “Item 10.1. Memorandum and Articles of Association — Shares and share capital”.

     As it is common with telecommunications companies, we typically carry current liabilities in excess of current assets. Total current liabilities exceeded total current assets by EUR 598.2 million in 2004, compared to EUR 664.9 million in 2003 and EUR 1,665.7 million in 2002. We believe that our cash flow from operations, together with the liquidity available to us on the Austrian and international money and debt capital markets provide the flexibility in funding needed to cover our expenditures in the future.

Capital expenditures

     The following table shows our capital expenditures — for 2002 on a total managed basis — for the periods indicated. Capital expenditures are defined as additions to tangible and intangible assets, excluding additions to asset retirement obligation, goodwill, brandname and customer base as well as additions from initial consolidation. Differences to capital expenditures in the cash flow statement result from the elimination of intra-group transactions.

	2004	2003	2002
	(in EUR millions)
Capital expenditures:
Wireline	280.4	300.0	343.4
Tangible	280.0	298.0	340.7
Intangible	0.4	2.0	2.7
Wireless	267.8	300.4	343.6
Tangible	225.6	290.6	321.8
Intangible	42.2	9.8	21.8

Total capital expenditures	548.2	600.4	687.0

     Our total capital expenditures decreased by 8.7% in 2004 to EUR 548.2 million from EUR 600.4 million in 2003 after having decreased by 12.6% in 2003 from EUR 687.0 million in 2002. In 2003 and 2002 the difference in capital expenditures as shown in the cash flow statement and shown in the table above was due to a different scope of intangible assets.

     Capital expenditures in our Wireline segment fell by 6.5% to EUR 280.4 million in 2004 compared to EUR 300.0 million in 2003. Capital expenditures in the access network slightly increased by 0.7% to EUR 105.4 million, due to the importance of broadband technologies. Core net investments rose by 3.2% to EUR 86.5 million because of the extension of transmission capacities, the optimization of IP infrastructure and the replacement of a platform. Investments in buildings were reduced by 11.2% to EUR 32.8 million in 2004 due to lower expenditures for renovations of various facilities. Most substantial reductions of investments have been realized in information technologies. Expenditures declined by 24.2% to EUR 52.1 million because we achieved synergies through the improvement of hardware and IT projects (e.g. regarding billing systems). Capital expenditures in our Wireless segment fell by 10.9% to EUR 267.8 million in 2004 compared to EUR 300.4 million in 2003. Investments in UMTS network equipment, GSM and GPRS equipment decreased during 2004. The higher investments in intangible assets in 2004 were mainly due to additional licenses, the largest being the Croatian UMTS license.

We believe that capital expenditures for the financial years 2005 and 2006 will principally be used to:

•	Assure sufficient capacity for mobile networks by investing in UMTS and EDGE equipment;

•	Extend the broadband access and optimize broadband backbone network infrastructure;

•	Establish a multi-service-data-network; and

•	Improve our information technology capabilities.

     We are in the process of evaluating the technological and financial implications of a migration to NGN with particular consideration of existing investments. The costs relating to the build-out of NGN and its implications on our business are expected to be substantial. The time frame for its development will depend on various factors including customer needs and competition. At this stage, however, we are not in a position to quantify the capital expenditure requirements or to give a time horizon for its implementation.

     Additionally, we may make further investments in other markets with significant growth potential, in particular in the field of mobile communications. We have already taken further steps in this direction by entering into call option agreements for the purchase of 100% of MobilTel AD, the leading Bulgarian mobile operator, and increasing our shares of VIPnet to 100%.

Net debt

     The following table shows the development of net debt at year end.

	2004	2003	2002
	(in EUR millions)
Long-term debt	1,647.2	2,342.3	2,079.9
Short-term debt	751.1	631.3	1,309.9
Less: Short-term portion of capital and cross border lease	(95.3)	(95.5)	(107.9)
Capital lease obligations	1.6	2.1	7.3
Payables to related parties	0.0	0.0	0.4
Receivables from related parties	0.0	0.0	(0.1)
Cash and cash equivalents, short-term and long-term investments	(312.9)	(226.4)	(46.6)
Financial instruments, included in other assets	(17.8)	(16.5)	(38.7)

Net debt of Telekom Austria	1,973.9	2,637.3	3,204.2

     A reduction in additions to property, plant and equipment and improved profitability further reduced net debt by EUR 663.4 million to EUR 1,973.9 million in 2004.

     As shown in the table above, long-term debt decreased by EUR 695.1 million. Existing long-term debt was repaid in accordance with the redemption schedule or reclassified to short-term debts, which increased by EUR 119.8 million accordingly.

     The development of net debt includes the impact of the sale of receivables to a Qualifying Special Purpose Entity (QSPE) which is not related to Telekom Austria. In 2004, cash was received from the QSPE in the amount of EUR 17.6 million compared to cash outflows to the QSPE which totaled EUR 112.7 million in 2003. For more information, see “— Off-balance sheet transactions”.

Contractual obligations and commercial commitments

     The following table shows our contractual obligations.

	Total	Up to 1 year	2-3 years	4-5 years	After 5 years
	(in EUR millions)
Contractual Obligations:
Long-term debt	2,300.2	653.0	344.4	536.7	766.1
Capital lease obligations	1.7	1.4	0.3	—	—
Operating leases	217.3	42.7	73.7	60.6	40.2
Cross border leases	1,135.3	94.2	231.8	271.0	538.3
Purchase Obligations (1)	1,754.3	538.5	630.8	585.0	0.0

Total obligations	5,408.8	1,329.8	1,281.0	1,453.3	1,344.6

(1)	Purchase Obligations include purchase commitments for fixed assets and other non-redeemable contractual commitments such as service agreements and interconnection obligations. Interconnection obligations can only be estimated for a period of five years.

Off-balance sheet transactions

     On January 16, 2002, in order to diversify our short-term funding sources, we entered into a revolving period securitization program. Under the program we sell receivables to a qualifying special purpose entity (QSPE) incorporated in Dublin, Ireland, which is neither affiliated with us nor under our control. We retain servicing responsibilities relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPE, we retained interests in the sold receivables in the amount of EUR 9.1 million as of December 31, 2004. These retained interests were initially measured at estimated fair values, which we believed approximate historical carrying values, and were subsequently measured based on a periodic evaluation of collections and delinquencies. In 2004, we recorded an increase in receivables from the trust by EUR 49.1 million. The net cash paid to Telekom Austria as of December 31, 2004 and 2003, was EUR 155.5 million and EUR 170.0 million, respectively. In 2004, we sold EUR 71.9 million more receivables to the program than in 2003.

     In December 2003, Telekom Austria and mobilkom austria group increased the maximum amount of receivables they each may sell freely to the QSPE from EUR 250.0 million to EUR 300.0 million and from 80.0 million to EUR 150.0 million, respectively. However, the total amount of receivables sold to the QSPE by Telekom Austria and mobilkom austria group together was increased by EUR 60.0 million to EUR 350.0 million. The QSPE has the right to terminate the agreement in the event that the default ratio of Telekom Austria’s receivables and of mobilkom austria group’s receivables exceeds a certain percentage. During the year ended December 31, 2004 net cash received from the QSPE totaled EUR 17.6 million, in 2003 EUR 112.7 million were paid.

Research and development

     Our consolidated research and development expenses amounted to EUR 42.4 million, EUR 42.8 million and EUR 30.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. For a description of our research and development activities see “Item 4.2. Business overview — Research and development”.

Foreign exchange rate risk

     With effect from January 1, 1999, the Euro was adopted by Austria and eleven other members of the European Union as their common legal currency. On March 1, 2002, the Euro became the sole legal tender for Austria and the Austrian Schilling was withdrawn from circulation.

     We raise funds in the domestic and international money and debt markets. We hedge a high proportion of foreign exchange rate risks on our debt portfolio to Euro using currency swap contracts.

     We conduct our business primarily in Austria and, therefore, our operating and investing cash flows were substantially denominated in Euro. We are exposed to foreign exchange risks related to debt, payables and anticipated foreign exchange payments denominated in currencies other than the Euro. Anticipated foreign exchange payments relate primarily to expense payments, principally to international third party telecommunications carriers and capital expenditures. We evaluate the volume and value of these transactions on an ongoing basis to identify the level of foreign exchange rate risk associated with these transactions. Most of our debt, payables and expenses are denominated in Euro.

     For a detailed discussion of our foreign exchange rate risk, see “Item 11 — Exchange rate risk”.

Item 6. Directors, Senior Management and Employees

Management Board members

     The current members of our Management Board are:

Name	Age	Term of appointment	Area of responsibility
Heinz Sundt	57	April 11, 2000 - April 10, 2007	Chairman of the Board, Chief Executive Officer (CEO)
Stefano Colombo	44	April 11, 2000 - April 10, 2007	Chief Financial Officer (CFO), Vice Chairman[1]
Rudolf Fischer	51	November 1, 1998 - April 10, 2008[2]	Chief Operating Officer Wireline (COO Wireline)
Boris Nemsic	47	July 1, 2002 - April 10, 2008[2]	Chief Operating Officer Wireless (COO Wireless), Vice Chairman [3] and Chief Executive Officer of mobilkom austria AG & Co KG

[1]	until April 10, 2005
[2]	If the Supervisory Board does not inform the respective member of Management Board, by April 10, 2007 that his mandate for the Management Board will not be extended, the respective mandate is automatically extended for a further two years and thus ends on April 10, 2010.
[3]	from April 11, 2005

     Heinz Sundt was born in 1947 and attended the School of International Trade in Vienna (Hochschule für Welthandel). He started his career at the Länderbank in 1967. From 1969 through 1986, he held several management positions in the marketing and sales departments at IBM Austria and from 1986 through 1989 was the head of the Telecom and Network Divisions. In 1989, Mr. Sundt became head of marketing and sales at Neupack GmbH, a subsidiary of Mayr Melnhof. In January 1996, Mr. Sundt became the head of mobilkom austria AG & Co KG and led the development of the mobile communications division within Telekom Austria. Mr. Sundt became Chief Executive Officer (“CEO”) and Chairman of the Management Board of Telekom Austria in April 2000.

     Stefano Colombo was born in 1961 and graduated from the Luigi Bocconi University in Milan. He began his career in the corporate finance department of Mediobanca. In 1990, he became the assistant to the Chief Financial Officer of Enimont. In 1994, he became the Chief Financial Officer of Olivetti Telemedia. From 1996 to 1999 he was the head of Carrera Optyl in Linz, Austria, a sub-division of the Italian eyeglass producer Safilo. He became the Chief Financial Officer of the eyeglass company Marcolin, the producer of Dolce & Gabbana and Chloe eyeglasses, in 1999, and coordinated Marcolin’s initial public offering. Mr. Colombo became Chief Financial Officer (CFO) and a member of the Management Board of Telekom Austria in April 2000. Additionally, he was Vice-Chairman of the Management Board of Telekom Austria from April 2000 to April 2005.

     Rudolf Fischer was born in 1953. After completing his studies at the Vienna University of Economics and Business Administration, Mr. Fischer began his career in 1974 in the technical department of Alcatel Austria. In 1983, he became the head of Accounting and Taxes and in 1988 he also became the head of Controlling. From 1989 through 1993, Mr. Fischer was head of AOSA, a joint venture between Siemens and Alcatel, and was involved in the expansion of the Austrian telecommunications infrastructure. In 1994, he became the Chairman of the board at United Telecom Investment B.V., where he headed the largest local network operator in Hungary. In 1996, he was appointed President of the association of local telecommunications operators. Mr. Fischer has been Chief Technical Officer and a member of the Management Board at Telekom Austria since November 1998 and Chief Operating Officer Wireline (COO Wireline) since November 2001.

     Boris Nemsic was born in 1957. In 1980 he graduated from the Technical University of Sarajevo and in 1990 obtained his PhD from the Technical University of Vienna. He began his professional career in 1980 in radio broadcasting and started working in 1983 at Sarajevo Technical University. From 1988 to 1990 he was employed as an Assistant Lecturer at the Institute for Telecommunications and Radio Frequency Engineering, Vienna. From 1990 to 1997 he managed the Department for Mobile Communications Development at ASCOM in Vienna and Solothurn (Switzerland), and headed the hardware and software development at BOSCH Telecom in Vienna and Berlin. Starting in 1997, Boris Nemsic was director of network planning at mobilkom austria AG & Co KG. In November 1998, he became Chief Executive Officer of VIPnet, the first private mobile communications operator in Croatia. In May 2000, Mr. Nemsic was appointed Chief Executive Officer of mobilkom austria AG & Co KG. Boris Nemsic was member of GSM and UMTS core preparatory groups and is an expert of the European Commission in the field of telecommunications. Mr. Nemsic joined the Management

Board of Telekom Austria on July 1, 2002 as Chief Operating Officer Wireless (COO Wireless). He became Vice Chairman of the Management Board of Telekom Austria on April 11, 2005.

     In 2004, remuneration expenses for the members of the Management Board amounted to EUR 1.4 million and in addition attributable bonuses of EUR 0.8 million. Furthermore, EUR 1.5 million resulting from the stock option program 2000 where paid out to members of the Management Board in February 2004. The actual amount of bonuses will depend on the extent of achievement of specified performance goals and will be determined in 2005. In 2003, the amount of remuneration was EUR 1.4 million and in addition attributable bonuses of EUR 0.7 million were paid in 2004.

     At the Supervisory Board meeting on October 12, 2004 Mr. Sundt and Mr. Colombo were reappointed as members of the Management Board for the period from April 11, 2005 to April 10, 2007. Mr. Sundt continues to serve as the CEO and Mr. Colombo continues to serve as the CFO. Mr. Fischer and Mr. Nemsic were reappointed as members of the Management Board for the period from April 11, 2005 to April 10, 2008. If the Supervisory Board informs Mr. Fischer or Mr. Nemsic in writing by April 10, 2007 that their mandates for the Management Board will not be extended, their respective term ends on April 10, 2008. If such communication by the Supervisory Board is not made by this date, the respective mandate for the Management Board is automatically extended for a further two years and thus ends on April 10, 2010. Mr. Nemsic was appointed Deputy Chairman of the Management Board as of April 11, 2005 and replaced Mr. Colombo in this position.

     The Supervisory Board also resolved that the management contracts of our Board Members shall be extended for the same period as the respective mandates. Modifications of contracts are currently being negotiated between the individual members of the Management Board and the Chairing of the Supervisory Board. According to the management contract concluded before October 12, 2004 (i) Mr. Sundt is entitled to resign from the board and to receive his current compensation until April 10, 2005, without being entitled to an annual bonus for the period after his resignation in the event ÖIAG reduces its shareholding in us below 20%, and ceases to hold more shares than any remaining strategic shareholders or ceases to be entitled to appoint our CEO and the majority of our Supervisory Board, and (ii) Mr. Nemsic is entitled to resign from the board and to receive his current compensation until April 10, 2005, without being entitled to an annual bonus for the period after his resignation, in the event we no longer control mobilkom austria AG & Co KG. The Chairing Committee recently offered all members of our management board the right to resign and to receive their current compensation until the end of their contracts in the event of a significant change with regard to ÖIAG’s shareholding.

     In connection with our initial public offering, we instituted a stock option program for members of the Management Board and senior management of Telekom Austria, mobilkom austria AG & Co KG, and other controlled subsidiaries. This stock option plan was exercised and expired in February 2004. Telekom Austria has established a new stock option plan as described below under “— Stock option plan”. No Management Board member owns more than 1% of our outstanding share volume.

Supervisory Board members

     The current members of our Supervisory Board are presented in the table below:

Name	Member since / re-elected	Principal occupation
Peter Michaelis (Chairman)	June 28, 2001 / June 4, 2003	Speaker of the Management Board of ÖIAG
Edith Hlawati (Vice Chairperson)	June 28, 2001 / June 4, 2003	Attorney
Hans Haider	June 4, 2003	CEO Verbund
Stephan Koren	September 17, 1999 / June 4, 2003	CEO Österreichische Postsparkasse AG
Harald Sommerer	June 4, 2003	Member of Management Board of AT&S
Harald Stöber	June 4, 2003	CEO Arcor AG & Co.
Rainer Wieltsch	June 12, 2002 / June 4, 2003	Member of Management Board of ÖIAG
Otto G. Zich	September 17, 1999 / June 4, 2003	Former General Director Sony Europe
Walter Hotz	December 9, 2003	Employee representative
Michael Kolek	March 20, 2002	Employee representative
Franz Kusin	August 6, 2004	Employee representative
Willhelm Eidenberger	April 30, 2001	Employee representative

     The members of our Supervisory Board receive annual compensation and attendance fees determined by the AGM. In 2004, the members of the Supervisory Board received an aggregate compensation including attendance fees of EUR 0.1 million. The compensation of the Supervisory Board members for 2004 will be determined at the AGM on May 25, 2005. No Supervisory Board member owns more than 1% of our outstanding shares. Edith Hlawati is a member of the law firm Cerha, Hempel, Spiegelfeld, Hlawati, which rendered services to us in 2001, 2002, 2003 and 2004. For further information see note (7) of the accompanying financial statements.

     The members of the Supervisory Board, who are not employee representatives, are appointed to a limited term until the AGM in 2008. At this meeting, shareholders will vote on whether to extend the term of the

Supervisory Board members. However, employee representatives are appointed for an unlimited term, as long as they hold their function as employee representative.

     The members of the Supervisory Board can be contacted at the business address of Telekom Austria.

Audit Committee and other Supervisory Board Committees

     There are three Supervisory Board committees: a Financial Committee that also acts as Audit Committee, a Chairing Committee and a Committee for Corporate Structure. Set forth below is a table with the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to “Item 10.1. Memorandum and articles of association — Corporate governance.”

Name of committee	Current members
Audit Committee, Financial Committee	Rainer Wieltsch, Harald Sommerer, Michael Kolek
Chairing Committee	Peter Michaelis, Edith Hlawati
Committee for Corporate Structure	Peter Michaelis, Rainer Wieltsch, Harald Sommerer, Harald Stöber, Michael Kolek, Walter Hotz

Stock option plans

     On October 4, 2000, Telekom Austria’s shareholders approved a stock option plan (“Stock Option Plan 2000”) and we granted a total of 4,686,881 options to eligible employees. Each option entitled its grantee to receive, at the grantee’s choice, either cash equal to the difference between the average quoted price of our shares during the five trading days preceding the option’s exercise and the initial public offering price of EUR 9 or shares at an exercise price of EUR 9. One option was exercisable for one share. The options could be exercised on specific dates until February 27, 2004 as long as the average share price during the five days prior to exercise exceeded the initial public offering price by 30% or more. Of these options, 3,230,718 were timely exercised and all other options expired. On November 21, 2000, in order to limit our exposure under the Stock Option Plan 2000, we purchased 4,686,881 American call options for a premium of EUR 15.3 million. The strike and execution price of each call option was EUR 9 and settlement was either physical delivery of the shares or, at our request, cash. In 2002 and 2003 we sold 1,360,000 options. On February 27, 2004, we exercised the remaining American call options and received 3,326,881 shares on March 3, 2004, representing 0.67% of our share capital. For the Stock Option Plan 2000 we used 89,748 shares. For further information see note (20 and 23) of the accompanying financial statements.

     In 2003 our shareholders authorized the framework of a new stock option plan since our old stock option plan was due to expire on February 27, 2004. Under the current stock option plan our Management Board and executive officers are eligible to participate. The current stock-option plan intends to grant the options in three annual tranches beginning in 2004. The first tranche and the second tranche have been issued in April 2004 and in January 2005 respectively. The details of the third tranche have not been determined yet. Under the first and the second tranche we granted non-transferable options exercisable for up to an aggregate of 2,392,925 shares in the tranche 2004 — thereof 2,363,925 options were still exercisable on December 31, 2004 — and options for 2,858,460 shares in the tranche 2005. Our shareholders approved an increase of our share capital by up to 10 million shares to cover the shares to be issued upon the exercise of the options. In connection with the issue of the first tranche, the Management Board decided on March 23, 2004 to increase the share capital by up to EUR 6,543,000 to service the options issued in 2004. In connection with the issue of the second tranche in 2005, the Management Board decided on December 13, 2004 to increase the share capital by up to EUR 7,415,400 on the same conditions as stated above.

     Each member of our Management Board received 96,000 options out of the tranche 2004 and 99,100 options out of the tranche 2005, respectively.

     The shareholder resolution allows us to determine whether the options will be settled in cash or shares. Each option entitles the holder at our choice to receive either shares at the exercise price, a combination of shares and cash, or only cash. The shares used for the settlement may either be treasury shares or new shares from an increase in our share capital as described above. The cash portion is calculated based on the difference between the closing price of our shares on the Vienna Stock Exchange on the day of the exercise of the option and the exercise price. The exercise price is determined as the average closing price of our shares on the Vienna Stock Exchange during a period of twenty trading days ending two trading days before the granting of options; the exercise price for the tranche issued in 2004 is EUR 11.92, and for the tranche issued in 2005 EUR 13.98.

     To be eligible to receive options, plan members must acquire and hold an investment in our shares until the options are exercised. With regard to the tranche issued in 2004, each grantee will receive 15 options for every share purchased, up to a maximum amount of options specified by the plan. With regard to the tranche issued in 2005, each grantee will receive 20 options for every share purchased, up to a maximum amount of options specified by the plan, except for the members of the Management Board who will receive 15 options for every share purchased, up to a maximum amount of options specified by the plan. The options may only be exercised during an exercise period of approximately three years after a 12-month vesting period for the tranche issued in 2004 and a vesting period of approximately 14-months for the tranche issued in 2005, both after an exercise hurdle has been met. The exercise hurdle is a specific level of earnings per share for the year 2004 and 2005, as determined annually by the Supervisory Board for the Management Board. In turn, upon approval by the Supervisory Board, for the options held by the Management Board determines the exercise hurdle for the other eligible executive officers. The last exercise date for options granted under the new stock option plan with regard to the tranche issued in 2004 is May 30, 2008 and with regard to the 2005 tranche is May 29, 2009.

     The exercise hurdle (on the basis of earnings per share for the year 2004) for the first tranche of stock options issued in 2004 was met and therefore the options of the first tranche 2004 can be exercised from April 20, 2005 until May 30, 2008. On March 15, 2005, the Management Board decided to settle all options of the first tranche 2004 in cash only. This would have an effect of a decrease in stockholders’ equity of EUR 4.5 million as of December 31, 2004 and a rise in liabilities of EUR 5.5 million together with a rise of employee costs by EUR 1.0 million, if applied retroactively. The decision of the Management Board of March 23, 2004, to increase the share capital by up to EUR 6.5 million to service the stock options of the first tranche issued in 2004 will therefore not be realized.

Employees

     The following table shows the year-end number of our employees in full time equivalents for the last three years excluding personnel representatives, civil servants who opted for early retirement, employees on parental and other leave, trainees, and employees on military duty and vacation replacements.

	2004	2003	2002
Number of Employees (year-end)
Wireline	9,682	10,234	11,359
Wireless	3,625	3,656	3,592

Total	13,307	13,890	14,951

     Civil servants

     The employment of civil servants is regulated by the Post Restructuring Act and related laws. Our employees were taken over from the Republic of Austria’s civil administration upon the formation of Post- und Telekom Austria AG on May 1, 1996. After May 1, 1996, employees newly hired by us were no longer given civil servant status but are instead private law employees. In Austria, civil servants’ employment cannot be terminated without their consent unless this termination is made for gross breach of their civil servant duties as defined in the Civil Servants Employment Act. Employment, compensation and pension provisions that relate generally to federal civil servants remain in effect for the approximately 51% of our workforce that have civil servant status as of December 31, 2004.

     The Post Restructuring Act transferred the function of disciplinary authority, which used to lie with the Republic of Austria’s civil service, to the Management Board of Telekom Austria in May 1996. The CEO of Telekom Austria in his function as head of disciplinary authority is not bound by the instructions of any authority of the Republic of Austria and there is only a limited right of appeal for these civil servants to the courts. The CEO of Telekom Austria is empowered to issue decrees under the Civil Servants Employment Act to adjust the civil servants’ compensation, provided these measures comply with the collective bargaining agreement that governs the salary increases of our private sector employees.

     Pension provisions for our civil servants are the responsibility of the Republic of Austria in accordance with the provisions of the Pensions Act 1965. We are relieved from direct payment to retired civil servants but must make monthly compensation contributions to the Republic of Austria towards expenses incurred with respect to pension payments. In 2004, this contribution amounted to 30.1% of the cost of salaries of our active civil servants. In return, we withhold a pension contribution between 11.05% and 12.55% from the gross salaries of our civil servants. Beginning in October 2005, the contribution will be reduced to 28.3%.

     Private law employees

     At December 31, 2004, approximately 49% of all our employees were private law employees. This group consists of employees who were privately employed by the Republic of Austria and those employees who since May 1, 1996 have been employed on the basis of private law employment contracts. The Employment Act and our collective bargaining agreement apply to these employees. We have full autonomy to conduct all relevant negotiations with the employees’ trade unions. Under the Post Restructuring Act the rights of employees who were formerly privately employed by the Republic of Austria, such as protection against termination, have not been limited.

     The collective bargaining agreement currently in force determines primarily salaries and wages, working hours, overtime pay, holidays, parental leave and termination. The agreement provides for special termination provisions for employees who have been employed with Telekom Austria for more than 10 years. The agreement applies to our subsidiaries and affiliates.

     The collective bargaining agreement includes an increase of 2.4% in annual salary for all employees in 2005. This compares with an increase of 1.9% in 2004 and 2.0% in 2003.

     In 2000 and 1999, we sponsored a defined contribution plan, which was offered in 2001 to all our Austrian employees. The contributions to this plan are based on a percentage of the compensation not exceeding 5% of the salaries. The annual cost of this plan amounted to approximately EUR 9.2 million in 2004.

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

     Adjustment measures with regard to personnel

     Under special framework legislation for civil servants out-sourced to state-owned companies, we offered our civil servant employees who have reached the age of 55 an early retirement option pursuant to a social compensation plan. Approximately 3,500 have entered one of these programs since 1997. At December 31, 2004, 118 employees were covered by the provisions made for our voluntary retirement incentive program.

     Transfer of employees

     We transferred all our personnel of Telekom Austria AG including all civil servants and private law employees except the Management Board members to a wholly owned subsidiary named Telekom Austria Personalmanagement GmbH (TAP) by way of a spin-off as of June 30, 2000. Our management has and will continue to analyze the number of employees who are needed at Telekom Austria and who are, therefore, being transferred back to Telekom Austria. The re-transfer started on August 1, 2001. The proportion of civil servants amounted to 54% in 2003 and decreased to 51% in 2004. Department heads are now merely private law employees.

     Should Telekom Austria temporarily require additional personnel, this need will be covered primarily by leasing personnel resources from TAP, as long as this procedure is reasonable from a business standpoint. In the future, TAP will lease their personnel to other companies.

     Relationship with employees

     As a necessary result of our transformation program, we have significantly reduced the number of our employees. Although we generally consider our relationship with our employees to be good, many of our employees have expressed dissatisfaction with the speed and depth of our personnel reduction.

Item 7. Major Shareholders and Related Party Transactions

     We have three major shareholders. ÖIAG, an industrial holding company wholly owned by the Republic of Austria, owns 30.2% of our share capital. Capital Research & Management Company, Delaware, USA, notified us that it held 7.2 % of our shares on December 31, 2004 (5.7% in 2003), Capital Group International, Inc., California, USA, held 5.6% of our shares on December 31, 2004. However, below these two companies are numerous investment companies operating independently in their day to day business. For this reason, we consider the share capital held by Capital Research & Management Company and Capital Group International, Inc. as free float.

     In December 2004, ÖIAG reduced its shareholding in Telekom Austria by 17%, from 47.2% to 30.2% of our share capital. As a result, the free float in Telekom Austria’s share capital has increased to 69.8% as of December 31, 2004.

     Also, Telecom Italia International (renamed from STET International Netherlands in May 2002), a joint subsidiary of STET International and Telecom Italia, sold its remaining 14.8% interest in us on January 21, 2004.

Relationship with the Republic of Austria and ÖIAG

     The Republic of Austria exercises its ownership rights in ÖIAG through the Federal Minister of Finance. The business of ÖIAG is managed by its Management Board. This board is subject to supervision by ÖIAG’s Supervisory Board but is independent from and not subject to instructions from the Supervisory Board or the Republic of Austria as shareholder, though it is subject to their approval for some major transactions. The Supervisory Board of ÖIAG consists of 15 members. Ten members are managers or business experts whose successors are elected by the Supervisory Board members themselves to assure their independence. Five members, chosen from the workers’ council of major subsidiaries of ÖIAG, are nominated by the Austrian Chamber of Labor and appointed by the AGM.

     By law, ÖIAG and Telekom Austria may not form a controlled group.

     The Austrian government announced in its privatization mandate to ÖIAG in April 2003 that privatization of ÖIAG’s stake in us should pay due regard to (1) protecting jobs in Austria, (2) ensuring that the decision making process for the privatized companies remains in Austria, (3) preservation and expansion of existing research and development capacities by creation of an Austrian core-shareholder-structure and (4) considering the interests of the Austrian capital markets. According to the privatization mandate, the Austrian government intends to privatize up to 100% of its shareholding in us by 2006.

     As a result of this privatization mandate, ÖIAG issued in July 2003 an exchangeable bond of EUR 325 million payable in 2006. It is exchangeable into EUR 25 million of our shares, corresponding to 5% of our share capital to professional investors outside of the United States under Regulation S of the Securities Act of 1933. The exchange price has been set at EUR 13 for each Telekom Austria AG share. In December 2004, ÖIAG reduced its share holding in us by 17% with a private placement of shares and currently holds 30.2% of our shares.

     Pension contributions for civil servants

     The Republic of Austria administers the pension and salary payments for civil servants. Civil servants employed by Telekom Austria are entitled to pension benefits provided by the Republic. We in turn are required to make payments to the Republic as a contribution to these pension costs. For further information, please see “ Item 5.1. Overview — Certain factors and trends affecting our financial results — Claims against the Republic of Austria”.

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

     The Republic of Austria as customer

     The Republic of Austria is our largest customer and purchases products and services based on our standard pricing and tariff policies. Nevertheless, the provision of services to the Austrian government does not constitute a material part of our revenues. Thus, our internal reporting systems are not set up to specifically track business with the various departments and agencies. However, we estimate that in 2004 our overall revenues from this business amounted to less than 3% of our total revenues.

     On March 31, 2003, as the result of tender procedures concerning a new framework agreement for voice telephony services via a fixed and mobile telephone network to all the government agencies, the Republic of Austria, represented by the Federal Procurement Limited Liability Company (Bundesbeschaffung GmbH), awarded the larger part of the contract to us. mobilkom austria AG & Co KG is providing the mobile telephony services as a subcontractor of Telekom Austria. Therefore, the previous framework agreement was terminated as of June 30, 2003. The duration of the new agreement will be for a minimum period of 30 months.

     Federal guarantees for Telekom Austria and mobilkom austria group loans

     All our long-term loans incurred under the Telecommunications Investment Act that existed and were transferred to Post und Telekom Austria AG at the time of Post und Telekom Austria AG’s creation as a private law stock corporation on May 1, 1996, were guaranteed by the Republic of Austria. Part of Post und Telekom Austria AG’s loans were transferred to mobilkom austria in October 1996.

     As of December 31, 2004, EUR 857.2 million of our total EUR 2,300.2 million long-term debt benefited from these guarantees. None of our debt incurred since May 1, 1996 is subject to such guarantees.

     Relationship with Österreichische Post

     In May 1998, Telekom Austria and Österreichische Post entered into a framework agreement determining the services that both parties render to each other, whereby Österreichische Post provides us mainly with distribution and sales of our products and services through post offices, postal services, and rented buildings. We provide Österreichische Post, a 100% subsidiary of ÖIAG, primarily with information technology support services, voice telephony services and technical services. The prices of services are based on market prices or comparable service offers from third parties, if available. The contractual relationship with Österreichische Post was amended and updated several times. In 2003, Österreichische Post terminated some services rendered by Telekom Austria under the agreement. However, in September 2003 Österreichische Post and Telekom Austria confirmed that the majority of services rendered by Telekom Austria under the agreement will be provided until the end of September 2005. In 2004, both parties reconfirmed that data services will be provided until the end of 2007. It is expected that the contract concerning telephony services shall be extended till 2006. During the last 12 month Österreichische Post invited to tender for the several other services like SAP applications or the supply for desktop and messaging services. In connection with these proceedings Österreichische Post terminated services. Telekom Austria was not able to award the contract for desktop services but expects to win the contract for messaging services. In late 2003, the provisions regarding distribution and sales of our products and services through post offices were amended to allow the distribution of our products in post offices and through other sales channels of Österreichische Post. For further information see note (7) of the accompanying financial statements.

Item 8. Financial Information

8.1 CONSOLIDATED FINANCIAL STATEMENTS

     See “Item 18. Financial Statements” and pages F-1 through F-57.

8.2 OTHER INFORMATION

Litigation

     Telekom Austria and its subsidiaries are involved in a number of legal proceedings in the ordinary course of business. The following is a summary of litigation matters outside the ordinary course of business.

     Telekom Austria

     One of our former competitors now in bankruptcy has brought four claims for damages against us relating to alleged default in providing hardware and services. We reached a settlement in September 2002 with the insolvency administrator who filed two of these claims with an amount in controversy totaling EUR 5.2 million. In the meantime, one of these claims has been withdrawn by the debtor. The remaining case for a claim of EUR 58.1 million has been decided in our favor by the Civil Court, which is the court of first instance in Austria. The claimant has appealed and the appeal is still pending.

     The Vienna public prosecutor’s office is investigating whether legal proceedings should be opened against our management in connection with allegations published in the Austrian press to the effect that our civil servants, like other civil servants of other presently or formerly state-owned Austrian enterprises, have been granted early retirement on medical grounds based upon fraudulent medical certificates. We have publicly stated that in management’s view we have fully complied with applicable law and are fully cooperating with the investigation. In addition, the audit court of the Republic of Austria, the Rechnungshof, has began an investigation into the early retirement practices of several current and formerly state owned enterprises, including us, to determine whether there has been any abuse of the current legal framework for early retirement. As the authority of the Rechnungshof to review our retirement policy is not clear, we denied any access to our files; in 2003 the Rechnungshof has started proceedings with the Austrian Constitutional Court to render a ruling on whether it has the right of access to our files. These proceedings are still pending.

     On September 11, 2000, we received a complaint filed by United Telekom Austria (UTA) with the European Commission, General Directorate for Competition against us and the Republic of Austria concerning our tariff and discount system, alleging that we abuse our dominant market position. We replied to this complaint on October 9, 2000, denying the allegations. To date, we have not received a further response.

     A directory service provider raised a claim in Belgium against us that we have abused our dominant position with regard to the supply of directory data. The claimant alleges that he has a right to obtain these data for free. Management believes that in case that this claimant is successful, an impact on our prices for the supply of directory data will result.

     mobilkom austria AG & Co KG

     Six claims have been brought against our subsidiary mobilkom austria AG & Co KG relating to alleged health problems caused by the emission of radiation through mobile communications transmitting and receiving stations. Some of these claims also seek damages for the alleged decrease in the value of the plaintiff’s real estate. In the first of the six proceedings, an initial ruling has been made, only pertaining to the gathering of expert reports through the appellate court, and a later date was set for the remaining five proceedings. In three of these proceedings, the parties agreed to suspend the case until a decision had been reached in the first proceedings. In the other two proceedings, the claimants failed to gain a provisional injunction. The claimants have appealed. In one of these two cases the Court of Appeal rendered a decision, which is now effective. The right of forbearance has been rejected because the claimant could not prove that health problems are caused by electromagnetic radiation from our base transceiver station. One claim has been rejected by the Court of Appeal. Six claims are still pending in which mobilkom austria AG & Co KG is alleged to be responsible for a decrease of value of property adjoining transmitting and receiving stations.

     mobilkom austria AG & Co KG is involved in a number of proceedings before the Supreme Administrative Court for alleged breaches of environmental or zoning laws. In one of these cases, a decision was rendered by the lower court obliging mobilkom austria AG & Co KG to remove a mobile communications transmitting and receiving station. mobilkom austria AG & Co KG has appealed against this decision.

     A competitor in the bidding process for the license granted to our subsidiary Si.mobil by the Slovenian government filed a claim to nullify the license granted to Si.mobil and the Concession Agreement entered into between Si.mobil and the Slovenian government in 1998. The Slovenian Supreme Court nullified the license decision for failure to comply with form requirements, whereupon the government issued a new license decision complying with the procedural instructions of the Supreme Court. The former competitor in the bidding process thereupon appealed the new license decision. This appeal has been pending since 1999. Management believes that this claim has a low likelihood of success.

     A labor union group has instituted legal action to avoid our new achievement-orientated payment-model at mobilkom austria AG & Co KG introduced in January 1, 2004. The claim is based on the view that such payment model arrangements require an agreement among us and employee representatives. The trade union group argues that in the absence of such an agreement the payment model is not enforceable and the former payment model should be applied. We expect the court of first instance to decide by the end of 2005.

     The same labor union group instituted legal action with the aim that our computer program to design duty rosters can no longer be used. This computer program replaced our former program which was also computer based. The trade union argues that the launch of this new program would have required an agreement between management and employee representatives. In the absence of such an agreement the former computer program should be used to design our duty roster. We expect the court of first instance to decide by the end of 2005.

     Some contractual settlements in our collective agreement concern special payments for employees who work on Sunday, on bank holidays or at night. The labor union group has taken legal action because of different legal positions between them. Because of an out-of-court settlement with the labor union group, the legal proceedings against mobilkom austria AG & Co KG have been discontinued in 2004.

     In 2000, mobilkom austria AG & Co KG and five mobile operators successfully bid for UMTS licenses. mobilkom austria AG & Co KG was awarded a license. It was not made clear whether the amount paid was a net amount or one which included value added tax (VAT). Therefore, mobilkom austria AG & Co KG together with the other mobile operators who had received a license believed they had paid a gross amount, including VAT. In order to be able to claim a VAT refund from the Republic of Austria mobilkom austria AG & Co KG and other mobile operators asked for an invoice for the license which would allow them to claim the refund. Since the Republic of Austria refuses to issue an invoice mobilkom austria AG & Co KG and each of the other mobile operators filed a claim for a refund with the court which has jurisdiction over each of the mobile operators. For simplicity reasons several claims have been joined to one proceeding. Since European Community law is applicable the Austrian court has stayed the proceeding and the national court is now in process of asking the European Court of Justice for clarification (Preliminary Rulings). The ruling of the European Court is binding on the Austrian Court, which will continue the proceeding and decide on the merits once the ruling is issued. mobilkom austria AG & Co KG also has filed a claim against the regulatory authority regarding the same issue, but, as agreed by both parties, this claim will be stayed until the decision in the other proceeding against the Republic of Austria is rendered.

     A consumer organization brought action against mobilkom austria AG & Co KG opposing the provision in its General Terms and Conditions requiring prepaid customers to recharge their account within a certain period of time, otherwise their number would be deactivated and the remaining credit on the voucher is lost.

     Regulatory matters regarding Telekom Austria and mobilkom austria AG & Co KG mobilkom austria AG & Co KG has filed a number of appeals against decisions of the regulatory authority on interconnection, the determination of significant market power (SMP) until 2001, and tariff approval for its A1-Total product which concerns the provision of voice telephony through fixed lines. These appeals were pending at the Supreme Administrative Court and the Constitutional Court on December 31, 2004. Since mid 2001, until October 2004, the regulatory authority did not consider mobilkom austria AG & Co KG to have SMP.

     In December 2004, mobilkom austria AG & Co KG has filed two complaints (one at the Supreme Administrative Court, the other at the Constitutional Court) against the decision of the regulatory authority from October 2004 determining SMP in the market for “termination in each individual mobile network”. Other operators have appealed as well.

     Mobile Number Portability is regulated by the Telecommunications Act 2003. In August 2004 regulatory authority has decided that Mobile Number Portability should come into force on October 16, 2004. Regulatory authority ruled by notice the relationship between mobilkom austria AG & Co KG and Hutchison 3G Austria GmbH as well as mobilkom austria AG & Co KG and tele.ring Telekom Service GmbH with regard to Mobile Number Portability. The decision requires mobilkom austria AG & Co KG to charge at a maximum a certain amount for each piece of information provided based on the individual costs of porting. In February 2005 the Administrative Court has repealed the decision between mobilkom austria AG & Co KG and Hutchison 3G Austria GmbH. As a consequence, the regulatory proceeding is again pending, and negotiations with the operator are ongoing. However, it is unlikely that this has significant effects on the provision of the service.

     On December 19, 2004, National regulatory authority has decided that mobikom austria is not allowed to charge more than a certain amount for the actual porting. mobilkom austria AG & Co KG has taken legal action and has appealed against this decision.

     Furthermore, there are also legal actions pending between mobilkom austria AG & Co KG and tele.ring Telekom Service GmbH, based on private and competition law. tele.ring, a competitor of mobilkom austria AG & Co KG, brought an action against mobilkom austria AG & Co KG with regard to the porting costs charged to consumers. tele.ring’s claims with regard to messages used by mobilkom austria AG & Co KG in its advertising were rejected by the court. mobilkom austria AG & Co KG took action against competitor tele.ring with regard to their advertisement, alleging a breach of competition law. mobilkom austria AG & Co KG obtained an injunction with regard to a part of this claim and with regard to massages used by mobilkom austria AG & Co KG in its advertisement. mobilkom austria AG & Co KG took action against competitor tele.ring with regard to their advertisement alleging a breach of competition law.

     In March and April 2005 Telekom Austria has filed three complaints at the Supreme Administrative Court against the decision of the regulatory authority determining significant market power in the markets for “publicly available local and/or national telephone services provided at a fixed location for residential and non-residential customers” and in the market for “publicly available international telephone services provided at a fixed location for non-residential customers”.

Dividends

     Declaration of dividends

     A dividend payment requires the adoption of a resolution by the AGM on the distribution of profits. The holders of our ordinary shares are entitled to dividends in proportion to their participation in our share capital.

     Our fiscal year corresponds to the calendar year. Austrian law provides that within the first five months of each fiscal year, the Management Board must prepare financial statements, including a balance sheet, income statement and the notes thereto, consolidated financial statements, and a management report for the previous fiscal year and, after completion of the audit, submit them to the Supervisory Board together with a proposal for the payment of dividends. The Supervisory Board is required to examine the financial statements, the proposal for the payment of dividends and the management report, and to present its findings to the AGM.

     If the Supervisory Board approves the financial statements, they are adopted unless the Management Board and the Supervisory Board decide to have them approved by the AGM. Unless that is the case, the AGM is bound by the adopted annual financial statements approved by the Management Board and the Supervisory Board.

     The AGM decides the payment of dividends. According to our Articles of Association, shareholders at the AGM may also resolve that all or part of the net income be retained. The amendments to the financial statements required by a retention are made by the Management Board. Under Austrian law, we may pay dividends only from net income as shown in the annual financial statements prepared according to Austrian GAAP by Telekom Austria AG. The AGM is not obligated to follow the Management Board’s proposal on dividends and is not bound by the findings and recommendations of the Supervisory Board.

     The shareholder may receive final or interim dividends. The Management Board may authorize the payment of interim dividends with the approval of the Supervisory Board but does not require the shareholders’ approval to do so.

     Payment of dividends

     Unless otherwise decided by the AGM, dividends declared for distribution by the AGM become due and payable 30 days after the date of the AGM at which they were approved. Our Articles of Association provide that dividends that are not collected within three years after the due date are forfeited in favor of Telekom Austria.

Item 9. The Offer and Listing

9.1 MARKETS

     Our shares are listed on the Vienna Stock Exchange and the New York Stock Exchange (NYSE). The shares are also traded on the German stock exchanges in Berlin, Düsseldorf, Frankfurt, Munich and Stuttgart. Options on the shares are traded on the Austrian Options Exchange (ÖTOP). In November 2000, the total number of shares sold in the initial public offering amounted to 112,000,000, or 22.4% of the total outstanding shares. The offer price was EUR 9 per share and USD 15.2874 per American Depositary Shares, or ADS. Each ADS represents two shares of common stock and trade under the symbol “TKA” on the NYSE. The depositary for the ADS’s is The Bank of New York.

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

     The stock exchange trading in Austria was regulated by the Stock Exchange Act of 1989 (BGBl. Nr. 555/1989), which has been amended several times since its enactment. The Financial Market Authority (Finanzmarktaufsicht)) monitors trading activities on the Vienna Stock Exchange.

     In 2004, Telekom Austria ADS’s reached a high of USD 38.50 and a low of USD 24.82 on the NYSE. On the Vienna Stock Exchange Telekom Austria shares reached a high of EUR 14.40 and a low of EUR 9.80 in 2004.

     From January through April 6, 2005, our ADS’s reached a high of USD 40.50 and a low of USD 36.70 on the NYSE. On the Vienna Stock Exchange Telekom Austria shares reached a high of EUR 15.60 and a low of EUR 13.86 in 2005.

     The table below indicates the price range of the high and low prices for our shares on the Vienna Stock Exchange and for the ADS on the NYSE1.

	New York		Vienna
	High	Low	High	Low
	USD		EUR
2000	14.44	9.63	9.00	5.71
2001	16.70	9.50	9.48	5.38
2002	20.04	14.46	9.95	7.24

2003	24.72	18.90	11.10	8.60
First Quarter	21.95	18.90	10.25	8.79
Second Quarter	23.30	19.35	10.15	8.60
Third Quarter	24.40	20.15	11.10	9.00
Fourth Quarter	24.72	20.71	10.08	8.98

2004	38.50	24.82	14.40	9.80
First Quarter	30.42	24.82	11.99	9.80
Second Quarter	30.84	26.37	12.82	10.70
Third Quarter	35.50	26.15	14.40	10.80
Fourth Quarter	38.50	27.75	14.10	11.27
October	30.40	27.75	11.94	11.27
November	34.60	30.05	12.98	11.82
December	38.50	34.40	14.10	12.75

2005
First Quarter	40.50	36.70	15.48	13.86
January	38.84	36.70	14.80	13.86
February	40.35	37.90	15.48	14.44
March	40.50	37.26	15.48	14.26
April (through 6)	39.80	38.80	15.60	15.03

[1]	Intraday high and low; Source: Reuters, Bank of New York

Item 10. Additional Information

10.1. MEMORANDUM AND ARTICLES OF ASSOCIATION

Overview

     Telekom Austria is registered under the number FN 144477 t in the companies register of the commercial court of Vienna with its seat in Vienna, Austria.

     Our Articles of Association state that our object is to provide telecommunications services and to create conditions which will promote the development of telecommunications services in Austria. These services include telephone voice services, automatic data processing and information technology, the planning, construction, maintenance and operation of infrastructure facilities and networks and the installation of communications facilities and terminals. We may also conduct activities associated with these services. The articles authorize us to take all actions necessary to achieve our objective, except that we are not permitted to carry out banking activities.

Shares and share capital

     Our share capital amounts to EUR 1,090,500,000 and is divided into 500 million no par value shares (Stückaktien) each representing a pro rata amount of EUR 2.181 of the share capital.

     Pursuant to the amendment to our Articles of Association voted on at our ordinary AGM held on June 12, 2002, all of our shares are bearer shares. Our bearer shares are freely transferable. All shares have been admitted to trading on the Vienna Stock Exchange and will be represented by one or more global certificates deposited with Österreichische Kontrollbank AG, the Austrian central depositary. The shares can only be transferred in book-entry form. Under our Articles of Association, our shareholders do not have a right to receive individual share certificates in bearer form. We may, however, issue global certificates and interim certificates.

     On June 4, 2003, our shareholders authorized us to increase the share capital of Telekom Austria AG by up to EUR 21,810,000 by issuing up to 10 million new ordinary bearer shares or new ordinary registered shares with no par value in order to serve stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company for a period of five years. Our Articles of Association were modified accordingly. The statutory rights of existing shareholders to subscribe for additional shares issued by the Company for cash on a pro rata basis are excluded with respect to this capital increase. In connection with the issue of the first tranche of options pursuant to our stock option plan (see also Item 6 — Stock option plans) the Management Board decided on March 23, 2004 to increase the share capital by up to EUR 6,543,000 on the condition that the options issued in 2004 are served. In connection with the issue of the second tranche of options pursuant to our stock option plan, the Management Board decided on December 13, 2004 to increase the share capital by up to EUR 7,415,400 on the condition that the options issued in 2005 are served. The Supervisory Board consented to both resolutions of the Management Board.

     The exercise hurdle (on the basis of earnings per share for the year 2004) for the first tranche of stock options issued in 2004 was met and therefore the options of the first tranche 2004 can be exercised from April 20, 2005 until May 30, 2008. On March 15, 2005, the Management Board decided to settle all stock options of the first tranche issued in 2004 in cash only. The decision of the Management Board of March 23, 2004 to increase the share capital by up to EUR 6.5 million to service the stock options of the first tranche issued in 2004 will therefore not be realized.

     In addition, on June 3, 2004, our shareholders authorized the Management Board to acquire Telekom Austria’s bearer or registered shares, up to 10% of the share capital of the Company, during a period of 18 months from the date of this resolution at a minimum price of EUR 9 and a maximum price of EUR 18 per share. The Management Board received the following authorizations for use of the repurchased shares:

•	To service stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company;

•	To service convertible bonds;

•	To use as consideration for the acquisition of enterprises, businesses or parts thereof, including acquisitions abroad;

•	If the shares are not used for the above mentioned purposes, to resell them in accordance with Paragraph 65, Sec. 1b of the Stock Corporation Act, within a period of five years in any way permitted by law, also other than over the stock exchange; the Management Board is free to decide the manner in which the shares shall be sold and may in its free discretion sell to any purchaser chosen by them.

     Shares not used for one of these points may be drawn-in with prior approval by the AGM.

     On June 3, 2004 our shareholders authorized the Management Board to issue convertible bonds with the right of subscription for and/or conversion into an amount up to 90,000,000 shares of the Company. The authorization is for issuance of bonds in several tranches during the period of five years from the shareholders’ authorization. The Management Board may use conditional capital or own shares to service the convertible bonds. The Management Board is entitled to partially or entirely exclude the subscription rights of the existing shareholders with respect to the convertible bonds, as long as this is objectively justified and in the interest of the Company. For this reason, particularly fractional amounts resulting from the ratio of subscription can be excluded from the subscription rights of the shareholders. Issue price and terms and conditions of the shares shall be determined by the Management Board. In particular, the Management Board is free to satisfy the option either entirely in cash based on the average market price of the shares or a combination of cash and shares in Telekom Austria AG. Further, our shareholders agreed during the AGM on June 3, 2004 to increase our share capital according to Paragraph 159 (2), Sec. 1 of the Stock Corporation Act (Contingent Capital Increase) by up to EUR 109,050,000 by issuing up to 50,000,000 new ordinary bearer shares with no par value in order to service convertible bonds, the issuance of which was authorized during that meeting. The capital increase shall only be effected to the extent that holders of convertible bonds exercise their subscription right and/or conversion right with respect to shares of the Company.

     On March 15, 2005, the Management Board decided to settle all options of the first tranche 2004 in cash only. See also “— Item 6 — Stock Option Plans”.

     The issue price is calculated on the basis of the average of the closing price on the Vienna Stock Exchange for the 20 trading days prior to the day of allotment of convertible bonds plus a premium of 25% or a respective higher premium, which shall be deemed to meet the expectations of the development of the share price of the Company under consideration of similar transactions on the relevant market, whereas the duration, interest and volume of a transaction shall be decisive when determining the similarity of the respective transaction. The newly issued shares of the conditional capital increase shall be entitled to dividends for the full fiscal year in which they were issued.

     On February 27, 2004, we exercised 3,326,881 American call options and on March 3, 2004, we received the same amount of shares for these options. These treasury shares represent 0.67% of our share capital, and were intended for the beneficiaries of our IPO stock option program as well as for future stock option programs. Under the IPO program 3,230,718 outstanding stock options were exercised on February 27, 2004, and 89,748 of the shares bought back were used. For further information see “Item 6 — Stock option plans”. On March 24, 2004 Telekom Austria announced its intention to commence a share buyback program. The program was amended on June 24, 2004 according to the respective resolutions of the AGM of June 3, 2004. On August 26, 2004 Telekom Austria announced the beginning of the share buyback, which is currently underway. Telekom Austria has according to the share buyback program of 2004 repurchased 3,018,561 of its shares corresponding to 0.60 % of its share capital by December 31, 2004, in addition to the exercise of the American call options.

     Following these transactions, the total amount of shares bought back and currently held by Telekom Austria is 6,255,694 with a total value of EUR 87,266,931.30. For Details see “Item 16E”.

Corporate governance

     As required under the Austrian Stock Corporation Act, Telekom Austria has a two-tier board system comprising the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat). The functions of management and supervision are strictly separated and no individual may simultaneously be a member of both boards. The Management Board represents the Company in day-to-day business matters, and is not subject to instructions from the Supervisory Board or the shareholders. The Supervisory Board appoints and removes the members of the Management Board and oversees the Management Board’s activities. The AGM has the power to elect and remove Supervisory Board members.

     Our Supervisory Board consists of up to eight members elected by the AGM and four members appointed by our workers’ council under mandatory provisions of the Austrian Labor Constitution Act.

     ÖIAG owns about 30.2% of our share capital and is in a position to control us.

     In addition, we hold a AGM once a year. At this meeting, the shareholders vote on the distribution of net profits, the compensation of the members of the Supervisory Board, the appointment of our independent auditors and on other significant corporate transactions.

     With the publication of the annual report 2003, we announced our voluntary compliance with the Austrian Corporate Governance Code. The respective declaration has been published on our corporate website at “www.telekom.at”. In accordance with the Austrian Code, our adherence to the rules stipulated in the Code was externally evaluated and no facts were discovered that contradicted the declaration of the Management Board and Supervisory Board concerning compliance with the Austrian Code of Corporate Governance.

     Management Board (Vorstand)

     Since our Articles of Association were amended at the ordinary AGM on June 28, 2001, our Management Board may consist of two to four members nominated by the Supervisory Board. The Supervisory Board can appoint a member to be chairman of the board and another to be vice chairman. At the AGM in 2004 an age-limit of 65 was set for the appointment as member of the Management Board.

     We are represented by and act through the members of our Management Board. Under the Articles of Association, any two members of the Management Board, one member of the Management Board and one holder of a general power-of-attorney (Prokuristen), or any two holders of a general power-of-attorney can legally bind the Company to the extent permitted by law.

     The members of the Management Board are appointed, and may be re-appointed, for a term of up to five years each. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the AGM, a member of the Management Board may be removed by the Supervisory Board prior to the expiration of the term. The Supervisory Board appoints the chairman of the Management Board and a deputy chairman.

     Decisions are made by a simple majority of the votes cast. At least half of all members of the Management Board including the chairman or the deputy chairman must be present in order to constitute a quorum. The chairman has the casting vote in case of a tie.

     The Management Board manages the Company on a day-to-day basis within the limitations set forth by law, the Articles of Association, the Supervisory Board, the rules of procedure or specific resolutions of the AGM. The Management Board must act in the best interest of the Company, while also taking into account the interests of its shareholders, employees, and the public. In carrying out these duties, the members of the Management Board must exercise the standard of care of a diligent and prudent business person.

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

     Supervisory Board (Aufsichtsrat)

     Our Supervisory Board consists of up to eight members elected by the AGM and four members appointed by our workers’ council under mandatory provisions of the Austrian Labor Constitution Act.

     One-third of the share capital present at the AGM has the statutory right to elect the third new member of the Supervisory Board if at least three members of the Supervisory Board are to be elected. No member of the Supervisory Board may be appointed for a longer period than four years, until the AGM deciding on the discharge of the board members for the fourth year following their appointment.

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

     Failure of the Management Board to obtain the prior approval of the Supervisory Board does not affect the enforceability of transactions towards third parties but may render the Management Board liable for any resulting damages.

     Supervisory Board Committees

     The Supervisory Board has established the Financial Committee, which also acts as our Audit Committee, the Corporate Structure Committee and the Chairing Committee.

     The Financial Committee, whose duties, responsibilities and processes is set out in separate by-laws, fulfill the requirements of the Austrian Corporate Governance Code and take into account the Sarbanes-Oxley requirements. On November 18, 2003, our Supervisory Board extended the responsibility of our Financial Committee (Finanzausschuss) to become an Audit Committee meeting the requirements under the Sarbanes-Oxley Act. Our Audit Committee now comprises two shareholder representatives and one employee representative. The Sarbanes-Oxley Act requires that all members of the Audit Committee be independent. Our financial expert, Harald Sommerer, is independent as described in “Item 16 A”. The SEC’s regulations implementing the Sarbanes-Oxley Act permit the representative of a foreign governmental entity that is an affiliate of the issuer to become a member of the Audit Committee. The chairman of our Audit Committee is the CFO of our main shareholder, ÖIAG, which administers the government interests in us. The SEC’s regulations also permit employee representatives, who have been elected in accordance with the Austrian Co-determination Act and who, due to their employment with us, are not independent, to serve on the Audit Committee.

     The Audit Committee oversees our internal and external accounting processes. On the basis of reports provided by the independent auditors, it will review our quarterly and annual financial statements, and informs the Supervisory Board about its recommendation whether or not to approve the annual financial statements.

     In addition, the Audit Committee will oversee our internal control system and the procedures for assessing, monitoring and managing risk. The Audit Committee is responsible for liaising between us and the independent auditors. In particular, it awards the audit contract to the independent auditors elected by the AGM and determines the focal points of their audit as well as their fee. In addition, the Audit Committee monitors the auditor’s independence.

     In accordance with the requirements of the Sarbanes-Oxley Act, the Supervisory Board has designated Harald Sommerer the independent financial expert of the Audit Committee.

     The Chairing Committee (Präsidium) comprising of the chairperson and the deputy chairperson of the Supervisory Board, determines the bonus and other compensation related matters of the Management Board, and is responsible for much of the governance process of the Supervisory Board.

     The Corporate Structure Committee advises the Management Board by optimizing the corporate structure and making the organisational structure of the group more flexible.

     Annual General Meeting (Shareholders’ meeting)

     The AGMs must decide on major corporate matters such as the distribution of net profits, the discharge of the members of the Management and Supervisory Boards and the appointment of independent auditors. Our Management Board is required to convene an ordinary AGM within the first eight months of our fiscal year. A resolution of the AGM is required for approval of matters such as amendments to the Articles of Association, modification of shareholders’ rights, approval of mergers, increases or decreases in share capital, the creation of a new class of shares and the authorization of the issuance of convertible bonds and similar securities.

     AGMs are held at Telekom Austria’s registered seat in Vienna, Austria, or at a place of business within Austria or at the capital of an Austrian Federal District. The time and place must be provided in the invitation notice to the AGM.

     AGMs are called by the Management Board or the Supervisory Board. The notice must be published and must state the name of the Company as well as the time and place of the AGM. At least 14 days must elapse between the day of the last publication of the invitation notice and the day of the AGM. Attendance and exercise of voting rights at ordinary and extraordinary AGMs are subject to certain conditions. In order to attend a AGM and vote shares, shareholders must register at least three days prior to the meeting and deposit a certificate (Hinterlegungsbescheinigung) evidencing their shares until the end of the AGM with an Austrian notary public, with the main office of an Austrian credit institution, with any other Austrian or foreign credit institution specified in the invitation notice, or with Telekom Austria. The shares can also be deposited with a depository bank designated by us, in a blocked account until the end of the AGM. Our Articles of Association provide that shareholders must have at least 14 days after the publication date of the invitation notice to the AGM to effect the deposit. If the last day of this period is a Sunday or public holiday, the deposit may be made on the next business day. The certificate must be deposited to allow at least three business days between the day of deposit and the day of the AGM. Saturdays, Good Friday and December 24 are not deemed to be business days for purposes of this provision.

     AGMs are chaired by the chairman of the Supervisory Board or, in his absence, by one of the deputy chairmen. In their absence, the notary public present at the AGM to draft and authenticate the minutes of the meeting has to hold an election for the chairman of the meeting. The chairman leads the proceedings and determines the form of voting. The order of the agenda items follows the order set out in the notice. The chairman, however, may deviate from that order and may conduct the discussion and voting accordingly.

     The Stock Corporation Act and our Articles of Association do not require that a specific percentage of our share capital be present to form a quorum. Resolutions of the AGM are passed by simple majority of the votes cast, if not otherwise provided for by law or the Articles of Association. Whenever permitted by law, our Articles of Association have reduced all qualified majorities to simple majority. The following matters require a vote of 75% of the votes represented, which cannot be decreased by the Articles of Association:

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

     In the ordinary AGM of June 12, 2002, our shareholders passed a resolution which provided for the conversion of all outstanding registered shares into bearer shares, by amendment of Sec. 4 of our Articles of Association. The amendment to our Articles of Association was submitted to the Commercial Register of Vienna for registration and duly registered on June 20, 2002. All of the converted shares are admitted for trading on the Vienna Stock Exchange, effective November 6, 2002.

     Provided the shareholders’ shares have previously been deposited as described above, each shareholder has the right to attend the AGMs, to ask questions in connection with any matter on the agenda set out in the invitation notice and to vote upon any resolution. Each shareholder is entitled to one vote per share. Each shareholder entitled to vote may exercise his voting rights by written proxy. The proxies must be deposited with and remain in the custody of the Company.

     A shareholder or group of shareholders whose shares in the aggregate represent at least 1/5 of our nominal share capital, is entitled to request the enforcement of claims for damages by the Company against members of the Management Board, the Supervisory Board, or third parties if it is determined that these persons have engaged in illegal conduct. A minority shareholder or group of shareholders whose shares in aggregate represent at least 1/10 of our nominal share capital is entitled to:

•	Request a special audit of transactions in connection with the creation of Telekom Austria or with the management thereof, if the transaction was carried out within the last two years and, if such request has been rejected by a shareholders’ resolution, to apply to a court to request the appointment of special auditors;

•	Veto the appointment of auditors and petition the court to request the appointment of other auditors for a special audit;

•	Request the adjournment of the AGM if certain items of the annual financial statements are objected to by minority shareholders;

•	Veto the appointment of auditors for cause. This veto right may also be exercised by any shareholder or group of shareholders holding shares with a total nominal value of at least EUR 700,000;

•	Petition the court to request the revocation for cause of members of the Supervisory Board nominated by the shareholders; and

•	Request separate consolidated financial statements for companies within our group prepared according to Austrian or foreign accounting principles. This right may also be exercised by any shareholder or group of shareholders holding shares with an aggregate nominal value of at least EUR 1,400,000.

     A minority shareholder or group of shareholders whose shares in aggregate represent at least 1/20 of our nominal share capital is entitled to:

•	Request that a AGM be called or, upon court approval, to call the meeting themselves if the Management Board or the Supervisory Board does not comply with this request;

•	Request that a topic be put on the agenda of the AGM;

•	Enforce damages against the Management Board, Supervisory Board or shareholders if audit reports reveal facts or actions that may constitute a basis for liability;

•	Petition the court to request the appointment or revocation for cause of liquidators, and request a special audit of the annual financial statements during the liquidation period and apply to a court to request the appointment of auditors. This right may also be invoked by any shareholder or group of shareholders holding shares with a total nominal value of at least EUR 350,000;

•	Appeal against a shareholders’ resolution if by this resolution the depreciation adjustments and reserves have been affected to an extent exceeding the maximum amounts permissible under the Stock Corporation Act or our Articles of Association; and

•	Request separate consolidated financial statements for companies within our group prepared according to Austrian or foreign accounting principles. This right may also be exercised by any shareholder or group of shareholders holding shares with an aggregate nominal value of at least EUR 700,000.

     To be valid, every resolution adopted at a AGM must be recorded in the minutes prepared by an Austrian notary public who must be present at the meeting and authenticates the minutes after they have been signed by the chairman of the meeting.

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

     Differences in Telekom Austria AG’s corporate governance and New York Stock Exchange corporate governance practices

     In 2004, the SEC approved the NYSE’s new corporate governance rules for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, Telekom Austria must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies.

     Independent Directors. Under NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors. In line with the Austrian Stock Corporation Act, Telekom Austria has a two-tiered board system comprising the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat). The functions of the two boards are strictly separated and no individual may simultaneously serve on both boards. The Management Board, representing the Company in day-to-day matters, is not subject to instruction from the Supervisory Board or the shareholders. The Supervisory Board appoints and removes members of the Management Board, and oversees the Management Board’s activities. The Supervisory Board consists of twelve members, with four being appointed by our workers’ council as per the Austrian Labor Constitution Act and the balance appointed by the AGM. Currently, Telekom Austria’s Supervisory Board consists of one independent director. This director does not have material relationship with the Company. Seven of the Supervisory Board Members appointed by the General Meeting of the shareholders are not independent within the meaning of the NYSE’s new corporate governance rules.

     Non-management Directors Meetings. Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. Our non-management directors, who make up the Supervisory Board meet as often as the interests of the Company require, and at least once per quarter, as laid out in Telekom Austria’s Articles of Association. Usually the Management Board is present at the meetings of our Supervisory Board in line with corporate governance practice in Austria.

     Nominating/Corporate Governance Committee. Under NYSE standards, US companies listed on the NYSE are required to have a Nominating/Corporate Governance Committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Pursuant to NYSE standards, this committee should also adopt a written charter. Telekom Austria has a Supervisory Board which operates according to the written Articles of Incorporation of Telekom Austria. This Board is responsible for nominating the members of the Management Board, and consists only of members who are fully independent of the Management Board. The Telekom Austria Supervisory Board has a written charter.

     Compensation Committee. Under NYSE standards, US companies listed on the NYSE are required to establish a Compensation Committee composed entirely of independent directors. In addition to the review and approval of corporate goals relevant to CEO compensation and evaluation of the CEO performance in light of those given, this committee must determine and approve the CEO’s compensation and make recommendations to the Board of Directors with respect to non-CEO compensation, incentive-compensation plans and equity-based plans. At Telekom Austria, a sub-committee of the Supervisory Board, the Chairing Committee (Präsidium), approves compensation matters. This Chairing Committee consists of the chairperson of the Supervisory Board and the deputy chairperson of the Supervisory Committee, and the committee determines the bonus and other compensation-related matters of the Management Board. The basis compensation of the members of the Management Board is laid down in their agreements entered into with their appointment. Every year the Chairing Committee agrees with the members of the Management Board on certain objectives to be met in the current fiscal year and evaluates if and to which extent these targets have been met. Furthermore, the Chairing Committee agrees with the Management Board members on stock option programs.

     Audit Committee Composition and Responsibilities. US companies listed on the NYSE are required to establish an Audit Committee that satisfies the requirements of Rule 10A-3 under the 1934 Act. In particular, NYSE sections 303A(6) and 303A(7) require member companies to have at least a three-person Audit Committee composed entirely of independent directors and the committee is required to adopt a written charter. Among others, this committee should have the responsibility for the preparation of an Audit Committee report, the appointment, compensation, retention, oversight of the external auditors, establishing procedures for the receipt and treatment of (anonymous) complaints, discovery with management and the external auditors and setting hiring policies for employees or former employees of the external auditors. Telekom Austria’s Supervisory Board has a standing Financial Committee (Finanzausschuss). On November 18, 2003, our Supervisory Board extended the responsibility of our Financial Committee to become an Audit Committee meeting the requirements of the Sarbanes-Oxley Act. Our Audit Committee now comprises two shareholder representatives and one employee representative. The Sarbanes-Oxley Act requires that all members of the Audit Committee be independent. Our financial expert, Harald Sommerer, is independent as described in “Item 16 A” and membership of the committee is fully separate from that of the Management Board. The SEC’s regulations implementing the Sarbanes-Oxley Act permit the representative of foreign governmental entity that is an affiliate of the issuer to become a member of the Audit Committee. The chairman of our Audit Committee is the CFO of our main shareholder, ÖIAG, which administers the government interests in us. The SEC’s regulations also permit employee representatives, who have been elected in accordance with the Austrian Labor Constitution Act and who, due to their employment with us, are not independent, to serve on the Audit Committee. The Audit Committee oversees our internal and external accounting processes. On the basis of reports provided by the independent auditors, it will review our quarterly and annual financial statements, and informs the Supervisory Board about its recommendation whether or not to approve the annual financial statements. In addition, the Audit Committee will oversee our internal control system and the procedures for assessing, monitoring and managing risk. The Audit Committee is responsible for liaising between us and the independent auditors. In particular, it awards the audit contract to the independent auditors elected by the AGM and determines the focal points of their audit as well as their fee. In addition, the Audit Committee monitors the auditor’s independence. In accordance with the requirements of the Sarbanes-Oxley Act, the Supervisory Board has designated Harald Sommerer the financial expert of the Audit Committee.

     Adoption and Disclosure of Corporate Governance Guidelines. US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. In implementing the provisions of the Sarbanes-Oxley Act, Telekom Austria has, among other things, established a Disclosure Committee that is responsible for reviewing and approving all information included in this annual report as well as in our quarterly earnings releases. In addition, the Disclosure Committee defines the framework and the principles of documentation of internal control for financial reporting. We have also introduced a procedure that enables the management of our business units to certify their compliance with our internal control system and the financial figures they submit. On the basis of this procedure, the CEO and the CFO of Telekom Austria AG certify the appropriateness of our financial statements to the SEC, as required by the Sarbanes-Oxley Act.

     Code of business conduct and ethics. NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The code should provide for the reporting of violations of its provisions or of laws and regulations. Telekom Austria has introduced a Code of Ethics for financial matters that applies to the CEO, CFO, COO Wireline, COO Wireless, principal accounting officer, principal controller and all other persons performing similar functions. The code of ethics is available on our corporate website at www.telekom.at.

     Annual Certification by the Chief Executive Officer. A CEO of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the Company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, Telekom Austria is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the chairman of the Management Board is required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to Telekom Austria.

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

     Statutory preemptive rights may be excluded by a resolution of the AGM when deciding on a capital increase only or the shareholders may authorize the Management Board, with the consent of the Supervisory Board, to exclude these rights when issuing new shares out of authorized capital. If the shareholders authorize the Management Board to effect capital increases by means of authorized capital with exclusion of preemptive rights, the shareholders cannot later prevent such exclusion in the context of any individual use of authorized capital. If preemptive rights are to be excluded, the Management Board is required to report the reason for the exclusion of preemptive rights to the shareholders. Stock options are considered an adequate reason for the exclusion of the shareholder’s preemptive rights according to the Stock Corporation Act. The exclusion of the shareholders’ preemptive rights requires a majority of at least 75% of the votes represented at the AGM. The intention to exclude the preemptive rights has to be notified to the shareholders together with the invitation notice at least 14 days before the AGM.

     In the ordinary AGM on June 4, 2003 our shareholders authorized us to increase the share capital of Telekom Austria AG by up to EUR 21,810,000 by issuing up to 10 million new ordinary bearer shares or new ordinary registered shares with no par value in order to serve stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company for a period of five years and our Articles of Association were modified accordingly. With regard to this capital increase the statutory rights of existing shareholders to subscribe for additional shares issued by the Company for cash on a pro rata basis is excluded. For further information see “Item 6 — Stock option plans”.

Repurchase of shares

     Under the Stock Corporation Act, we may repurchase our own shares only for limited circumstances, including:

•	Prevention of substantial damage to the Company;

•	Allocation of shares to employees; key employees or members of the Management or the Supervisory Boards; the repurchase must be authorized by a resolution of the AGM; not exceeding 18 months and must identify the price range and the number of shares to be repurchased;

•	Compensation for minority shareholders as permitted by law; and

•	Share buyback program for up to 10% of the share capital based on an authorization of the management by a shareholders’ resolution for a duration of up to 18 months, whereby the price range and duration must be specified.

     At the AGM on June 3, 2004, our shareholders authorized the Management Board to acquire up to 10% of the share capital of Telekom Austria, during a period of 18 months from the day of this resolution at a minimum price of EUR 9 and a maximum price of EUR 18 per share. The Management Board received authorization to use the purchased shares to:

(i)	service stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company;

(ii)	service convertible bonds;

(iii)	as consideration for acquisitions; and

(iv)	if the repurchased shares are not used for the above-mentioned purposes, to re-sell the shares in any way permitted by law, also over the counter and to any purchaser as chosen by us.

     On August 26, 2004 Telekom Austria announced the beginning of its current share buyback program which is open until December 2, 2005.

•	Authorization to buy back up to 30 million shares, i.e. up to 6% of the current common stock outstanding listed on the Vienna Stock Exchange;

•	Authorized price range between EUR 9 and EUR 18;

•	The authorization by the AGM also extends to the use of the repurchased shares:

—	To service stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company;

—	To service convertible bonds;

—	As consideration for acquisitions; and

—	If the repurchased shares are not used for the above mentioned purposes, to sell the shares in any way permitted by law, also over the counter and to any purchaser as chosen by us.

     Shares not used for one of these points may be drawn-in with prior approval by the AGM.

     For further information see “Item 16E”.

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

     The Takeover Commission has issued an ordinance giving additional guidance as to other situations in which a rebuttable presumption of controlling interest exists. According to this ordinance, the rebuttable presumption of controlling interest means the acquisition of:

•	30% of the voting rights of a company; or

•	Between 20% and 30% of the voting rights of a company if this amount would have comprised a majority of the votes present at the last three consecutive AGM.

     The Takeover Commission has also issued an ordinance according to which a bidder with a controlling interest without a majority of votes is required to make a compulsory offer each time it acquires at least a further 2% of the target’s shares within a period of 12 months.

     The offer price for a compulsory offer must be at least equal to the average stock price during the last six months and must be at least equal to the highest share price paid by the bidder during the last 12 months less a discount of no more than 15%. Such a discount may be excluded by the Articles of Association. In the ordinary AGM on June 4, 2003, our shareholders modified our Articles of Association accordingly and excluded the discount of a compulsory takeover bid. A compulsory offer must comprise a cash payment for the shares, although other shares may also be offered as consideration. However, it is in the sole discretion of the shareholder to accept other than cash consideration.

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

Material contracts

     For a summary of our agreements with our major shareholders, see “Item 7”.

Exchange controls

     We know of no Austrian laws, decrees, regulations or other legislation that limits the import or export of capital or the payment of dividends to shareholders or ADS holders who do not reside in Austria.

10.2. TAXATION

Austrian taxation

     The following description of the material Austrian tax consequences of ownership of Telekom Austria’s shares or ADSs is based on current law and practice as to matters of Austrian taxation. It does not purport to be a complete analysis of all potential tax effects relevant to a decision to invest in the shares or ADSs and makes no claim to fully present all of the tax considerations related to the acquisition and disposition of the shares or ADSs. Potential purchasers of shares or ADSs should consult their own lawyers or tax advisors with respect to the tax consequences of the purchase, the ownership and the disposition of the shares or ADSs and the procedures required for a potential refund of Austrian withholding tax. Only the investors’ own advisors are in a position to appropriately consider the particular tax situation of that person.

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

     Taxation of dividends

     Residents of Austria

     Dividends distributed by an Austrian stock corporation to its shareholders are subject to withholding tax (Kapitalertragsteuer) to be withheld by the company at a rate of 25% of the dividends. The company or the bank paying the dividend on behalf of the company must give each shareholder a receipt indicating the amounts of the dividend income and of the withholding tax, the payment date and the period for which the dividends have been paid and information about which tax office the withholding tax amount was transferred to.

     For individuals subject to unlimited tax liability in Austria, the withholding tax is in principle treated as a final payment of income tax. If the individual’s income tax to be levied on dividends calculated according to the income tax schedule is lower than the withholding tax, any excess amount will be refunded to the shareholder. In such cases, reduced rates of income tax amounting to one half of the average income tax rate apply.

     For corporations subject to unlimited tax liability in Austria, dividend income is tax exempt and any withholding tax withheld will be set off against corporate income tax under the Austrian Corporate Income Tax Act. If the corporate income tax payable is lower than the sum of all amounts to be set off, the difference is credited to the corporation. Withholding tax does not have to be withheld if a corporation subject to unlimited tax liability in Austria directly owns at least 25% of the share capital of the corporation paying out the dividend.

     Non-residents of Austria

     The standard rate of dividend withholding tax under Austrian law is 25% of the dividend.

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

     Special tax rules for U.S. shareholders

     For purposes of the following discussion, the “U.S. treaty” refers to the current income tax treaty between Austria and the United States. A U.S. holder described below under “United States federal income taxation” will be an eligible U.S. shareholder or ADS holder for the purposes of the U.S. treaty if the U.S. investor:

•	Is a resident of the United States, for purposes of the U.S. treaty;

•	Does not hold the shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of services through a fixed base in Austria; and

•	Is otherwise eligible for benefits under the U.S. treaty with respect to income and gain from the ordinary shares or ADSs.

     Dividends paid by an Austrian corporation to an U.S. holder are subject to Austrian dividend withholding tax (Kapitalertragsteuer) to be withheld by us. The standard dividend withholding tax under Austrian law is 25% of the amount of the dividend. If you are an eligible U.S. shareholder or ADS holder and are the beneficial owner of the dividends received, the U.S. treaty limits the rate of Austrian tax to 15% of the gross amount of the dividends. The U.S. treaty further limits the rate of Austrian income tax further to 5% of the gross amount of the dividends if the beneficial owner is a company (not a partnership) that directly owns at least 10% of our voting stock.

     Withholding tax relief at the source is not available under the U.S. treaty. In order to obtain a reduced rate of withholding taxes under the U.S. treaty, an eligible U.S. shareholder or ADS holder will generally have to file an application with the Austrian tax authority requesting the reduced rate of withholding taxes together with a certification by the U.S. tax authority that the shareholder or ADS holder is a U.S. resident under the U.S. treaty. The Austrian Federal Ministry of Finance has established a simplified system for the refund of Austrian withholding taxes under the regime of double taxation treaties (including the U.S. treaty) under which a new tax form is to be used for applications requesting the reduced tax rate. This form is available in both German and English and may be downloaded from the website of the Federal Ministry of Finance (www.bmf.gv.at).

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

     For individuals speculative gains are subject to taxation as income at regular rates if such gains exceed EUR 440 in one year. All other taxable capital gains mentioned above that are recognized by individuals are subject to reduced rates of income tax amounting to one-half of the average income tax rate. Capital gains generated from shares or ADSs that are business-connected property are generally subject to taxation as income at regular income tax rates. Reduced rates of income tax amounting to one half of the average income tax rate are applicable only when the shares are sold after a 12-month period from purchase has elapsed.

     Corporations subject to unlimited tax liability in Austria are subject to corporate income tax on any capital gains realized from a sale of shares or ADSs.

     If an Austrian resident shareholder changes his permanent residence to a foreign country, Austria may lose its right of taxation according to treaty rules although domestic legislation in principle provides for Austria’s right of taxation if the shareholder owned at least 1% of the share capital at any time during a five year period prior to the sale of the shares or ADSs. A change of residence of this type is therefore considered a sale under

Austrian income tax law, and shareholders risk incurring taxable income in case of the change of residence. Essentially, the transfer of residence to another EU member state will not lead to a taxation of unrealized capital gains unless the assets are sold or later moved to a non-member state. EEA countries are treated like EU Member States if there is effective administrative assistance.

     Non-residents of Austria

     Under current Austrian law, any capital gains resulting from the disposal of shares or ADSs by a non-resident shareholder are not subject to taxation in Austria. If, however, within the five years prior to the disposal, a non-resident shareholder’s shareholding has at any time equaled or exceeded 1% of the company’s issued share capital, the non-resident will be subject to tax on those capital gains unless an applicable double taxation treaty provides relief. Dividends paid in the assessment period of the year of disposal which were subject to withholding tax are not taxable as capital gains. Under the U.S. treaty, gains from the disposal of shares or ADSs by an eligible U.S. shareholder or ADS holder are explicitly exempt from tax in Austria.

     Taxation of other income — Inheritance and gift tax

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

     Non-residents of Austria

     Shares or ADSs held by non residents are not subject to Austrian inheritance and gift tax on a transfer to another non-resident of Austria by reason of death or donation. In all other cases, the transfer of shares or ADSs due to death or as a gift by shareholders is subject to inheritance and gift tax.

     Special rules may apply under an applicable double taxation treaty. If no such treaty applies, foreign inheritance and gift taxes can be credited against the Austrian inheritance and gift tax by the Austrian ministry of finance if reciprocal treatment is available. Reciprocity exists if the foreign country does not levy inheritance or gift tax on assets located in Austria or if the foreign country allows Austrian inheritance and gift tax as a credit against its own inheritance and gift tax. Applications for such credit must be filed with the Austrian ministry of finance.

     Under the current Estate and Gift Tax Treaty between Austria and the United States, transfers of shares or ADSs by eligible U.S. shareholders or ADS holders are not subject to Austrian tax.

     For more detailed information, reference is made to the double taxation treaty, if any, concluded with the non-resident shareholder’s country of residence.

United States federal income taxation

     The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and sale of Telekom Austria’s shares, or by ADSs evidenced by ADRs that are generally applicable to the U.S. holders described below. For these purposes, you are considered a U.S. holder if you are a beneficial owner of shares or ADSs and are, for U.S. federal income tax purposes, one of the following:

•	A citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or of any political subdivision of the United States; or

•	An estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

     This discussion only applies to shares or ADSs held by a U.S. holder as capital assets for U.S. federal income tax purposes.

     This discussion is based on the tax laws of the United States currently in effect, including the Internal Revenue Code of 1986, as amended, Treasury Regulations, administrative announcements, and judicial decisions, as well as the U.S. treaty. These laws may change, possibly with retroactive effect. This discussion does not address U.S. state, local or non-U.S. tax consequences. This discussion is based in part upon representations of the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for U. S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax; described below; applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Austrian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by the parties to whom the ADRs are pre-released.

     Please note that this discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address purchasers subject to special rules, including:

•	Persons subject to the alternative minimum tax;

•	Tax-exempt entities;

•	Dealers and traders in securities or foreign currencies;

•	Certain financial institutions;

•	Persons who own the shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of shares or ADSs and one or more other positions for tax purposes;

•	Persons whose functional currency is not the U.S. dollar; or

•	Persons who actually or constructively own 10% or more of our voting stock.

     U.S. holders should consult their tax advisors with regard to the application of U.S. federal income tax laws to the shares or ADSs, whether they are eligible for benefits under the U.S. treaty and any tax consequences arising under the laws of any U.S. state, local or non-U.S. taxing jurisdictions. For U.S. federal income tax purposes, owners of ADRs evidencing ADSs will be treated as owners of the shares represented by those ADSs.

     Taxation of dividends

     Distributions (other than certain pro rata distributions of shares or rights to acquire shares) received on the shares or ADSs, including the amount of any Austrian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. U.S. holders will not be entitled to claim a dividends received deduction for dividends paid on the shares or ADSs. The amount of any cash distribution paid in Euro, including the amount of any Austrian tax withheld, will be equal to the U.S. dollar value of such Euro on the date the dividend distribution is received by the U.S. holder in the case of shares or by the Depository in the case of ADSs regardless of whether the payment is in fact converted into U.S. dollars. Gain or loss, if any, recognized on the sale or other disposition of such Euro will be U.S. source ordinary income or loss. Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances, dividends paid to noncorporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. holders should consult their own tax advisor to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

•	Subject to certain limitations and restrictions, Austrian taxes withheld from distributions will be eligible for credit against a U.S. holder’s U.S. federal income tax liability. To the extent a refund of the tax withheld is available to you under Austrian law or under the U.S. treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U. S. federal income tax liability.

     The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisor concerning the foreign tax credit implications of the payment of these withholding taxes.

     Taxation of capital gains

     A U.S. holder will recognize a capital gain or loss for U.S. federal income tax purposes on the sale or exchange of shares or ADSs in the same manner as such holder would on the sale or exchange of any other shares held as capital assets. As a result, a U.S. holder will generally recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted basis in the shares or ADSs. The gain or loss will generally be U.S. source income or loss.

     Information reporting and backup withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. holder is a corporation or other exempt recipient or, in the case of backup withholding; the U.S. holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

10.3. DOCUMENTS ON DISPLAY

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

     Our shares have been admitted to listing with the Vienna Stock Exchange (Austria). As a result of the Vienna Stock Exchange listing of our ordinary shares, we are subject to the informational reporting requirements of the Austrian Exchange Act of 1989, as amended. In accordance with this law, we are required to file three quarterly reports, our annual business reports, our approved financial statements, notice of our AGM and of dividend distributions, issuance of new shares and exercise of subscription or conversion rights, modification of shareholders’ rights, substantial modifications in stake holdings formerly published if known to the corporation, the Austrian paying agent, buyback programs relating to the listed shares and any new facts likely to have a significant influence on the share price. Most of these filing requirements comprise an additional communication to the Austrian Financial Market Authority. All the information mentioned above is publicly available and may be inspected and copies thereof may be obtained at the Vienna Stock Exchange, Wallnerstraße 8, A-1014 Vienna, Austria. Information relating to quarterly reports, annual reports, shareholders’ meetings and notices of new price sensitive facts can also be found on the Vienna Stock Exchange’s website www.wienerboerse.at under the icons “Investor center”, “Investor relations” and “Corporate calendar.”

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

     The following tables summarize the nominal and fair values, maturity and contract terms of our interest rate sensitive financial instruments at December 31, 2004 for Telekom Austria on a consolidated basis. In the tables that follow, “average pay rate” represents the weighted average interest rate applicable as at December 31, 2004. This interest rate is applied to the notional principal amount under the relevant interest rate swap contract to determine the amount of interest that we must pay. “Average receive rate” represents the weighted average interest rate applicable at December 31, 2004. Again, this interest rate is applied to the notional principal amount under the relevant interest rate swap contract to determine the amount of interest that we receive. The notional principal amounts under the relevant contracts are the amounts used notionally to calculate the amount of interest to be paid or received as appropriate and are not actually received by either party and are not, therefore, repayable under the terms of the contract.

	Assets subject to interest rate risk at December 31, 2004
	Maturities, year ended December 31,
						2010 and		Fair
	2005	2006	2007	2008	2009	thereafter	Total	Value
	(in EUR thousands, except percentages)
ASSETS:
Cash at bank and in hand:
Fixed rate	288,195	—	—	—	—	—	288,195	288,195
Average interest rate (%)(1)	2.34%	—	—	—	—	—	2.34%
Short-term investments:
Fixed rate	—	—	—	—	—	—	—
Average interest rate (%)	—	—	—	—	—	—	—
Non-current investments:
Securities available for sale	19,656	—	—	—	—	—	19,656	19,656

(1)	Weighted average of the year end interest rates applicable to the outstanding amounts.

	Liabilities and related derivative instruments subject to interest rate risk at December 31, 2004
	Maturities, year ended December 31,
						2010 and		Fair
	2005	2006	2007	2008	2009	thereafter	Total	Value
	(in EUR thousands, except percentages)
LIABILITIES:
Bank Overdrafts
Fixed Rate	2,775	—	—	—	—	—	2,775	2,775
Interest rate (%)(1)	2.21%	—	—	—	—	—	2.21%

Bonds:
Fixed rate	10,565	—	—	—	—	761,200	771,765	845,660
Average interest rate (%)(1)	6.50%	—	—	—	—	5.00%	5.02%
Variable rate	145,346	—	—	—	—	—	145,346	145,346
Average interest rate (%)(1)	2.26%	—	—	—	—	—	2.26%
Loans:
Fixed rate	448,860	199,220	6,850	185,403	236,299	—	1,076,632	1,128,470
Average interest rate (%)(1)	5.71%	6.65%	7.00%	5.50%	4.85%	—	5.67%
Variable rate	48,251	44,618	93,677	51,234	63,756	4,914	306,450	306,450
Average interest rate (%)(1)	2.70%	2.50%	2.34%	3.70%	3.70%	3.73%	2.95%

SWAP AGREEMENTS:
Euro interest rate swap agreements:
Variable to fixed (2)	145,346	—	—	—	—	—	145,346	(6,094)
Average pay rate (%)	6.66%	—	—	—	—	—	6.66%
Average receive rate (%)(3)	2.26%	—	—	—	—	—	2.26%
Fixed to variable (2)	—	—	—	—	—	300,000	300,000	(11,200)
Average pay rate (%)	—	—	—	—	—	3.02%	3.02%
Average receive rate (%)(3)	—	—	—	—	—	5.00%	5.00%
Foreign currency swap agreements:
Buy Euro	176,635	—	—	—	—	—	176,635	15,849
Average fixed interest rate (%)	7.65%	—	—	—	—	—	7.65%
Sell Swiss Franc	194,439	—	—	—	—	—	194,439
Average fixed interest rate (%)	5.47%	—	—	—	—	—	5.47%
Foreign currency forward contract	—	—	—	—	—	—	—
Notional amount in EUR	4,399	—	—	—	—	—	4,399	(216)
Notional amount in USD	5,700	—	—	—	—	—	5,700

(1)	Weighted average of the year end interest rates applicable to the outstanding amounts.

(2)	Represents notional amounts.

(3)	Weighted average of the year-end interest rates

Exchange rate risk

     The table below provides information for Telekom Austria on a consolidated basis at December 31, 2004 relating to liabilities subject to foreign exchange rate risk and foreign currency derivative instruments which have been entered into in connection with principal and interest debt payments denominated in foreign currencies.

	Liabilities and related derivative instruments subject to
	foreign exchange rate risk at December 31, 2004
	Maturities, year ended December 31,
						2010 and		Fair
	2005	2006	2007	2008	2009	thereafter	Total	Value
	(in EUR thousands, except percentages)
LIABILITIES:
Loans:
Fixed rate	194,439	—	—	—	—	—	194,439	204,564
Average interest rate(%)(1)	5.47%	—	—	—	—	—	5.47%
Variable rate	—	—	—	—	—	—	—
Average interest rate(%)(1)	—	—	—	—	—	—	—

Foreign currency swap agreements:
Buy Euro	176,635	—	—	—	—	—	176,635	15,849
Average fixed interest rate(%)	7.65%	—	—	—	—	—	7.65%
Sell Swiss Franc	194,439	—	—	—	—	—	194,439
Average fixed interest rate(%)	5.47%	—	—	—	—	—	5.47%

(1)	Weighted average of the interest rates applicable to the outstanding amount.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

     None

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

     None

Item 15.  Controls and Procedures

     The Company, under the supervision and with the participation of the Company’s management, including the CEO and the CFO, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s CEO and CFO concluded as of the end of the period covered by this report that the Company’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. There have been no significant changes in the Company’s internal controls over financial reporting during the fiscal year 2004, which have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Our Supervisory Board has determined that our Audit Committee currently includes one financial expert: Harald Sommerer.

     On November 18, 2003, our Supervisory Board created an Audit Committee in accordance with the provisions of the Sarbanes-Oxley Act also serving as Financial Committee (Bilanzausschuss) under the Austrian Stock Corporation Act. Our Audit Committee consists of three members of the Supervisory Board, one of which — Mr. Harald Sommerer — is the financial expert in accordance with the Sarbanes-Oxley Act. Mr. Sommerer is independent pursuant to the Sarbanes-Oxley Act. Mr. Rainer Wieltsch also being CFO of ÖIAG acts as chairman of the Audit Committee and Mr. Michael Kolek being employee representative in our Supervisory Board was also appointed as a member of the Audit Committee. Mr. Wieltsch and Mr. Kolek are not independent pursuant to the Sarbanes-Oxley Act.

     Mr Sommerer, born in 1967, is qualified to serve as financial expert on our Audit Committee due to his education and experience:

     Education:

•	1986-1990: Vienna University of Economics and Business Administration, Master in Social and Economic Sciences

•	1990-1994: Vienna University of Economics and Business Administration, PhD in Social and Economic Sciences

•	1995-1997: J. L. Kellogg Graduate School of Management, Northwestern University, Evanston Illinois, USA, Master of Management

     Professional Experience:

•	1997-1998: board member (mergers & acquisitions, finance management) since 1997: AT&S Austria Technology & Systems Engineering, Leoben.

•	1998-2001: board member (mergers & acquisitions, finance management, purchasing, human resources, investor relations, internal communication) of AT&S Austria Technology & Systems Engineering.

•	1998-2004: CFO (supply-chain management, IT, accounting/controlling, treasury, human resources, investor relations, M & A, legal/insurance, taxes, revision) AT&S Austria Technology & Systems Engineering.

•	Since April 2004: CEO (supply-chain management, human resources, investor relations) AT&S Austria Technology & Systems Engineering.

Item 16B. Code of Ethics

     We have adopted a code of ethics for financial matters that applies to the CEO, CFO, COO Wireline, COO Wireless, principal accounting officer, principal controller and all other persons performing similar functions. The code of ethics is available on our corporate website at www.telekom.at.

Item 16C. Principal Accountant Fees and Services

     In January 2003, the U.S. Securities and Exchange Commission adopted rules requiring disclosure of fees billed by a public company’s accountants in each of a company’s two most recent fiscal years.

     Fees billed to us for professional services by our principal accountants KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungs Gesellschaft (“KPMG”) for Telekom Austria for the fiscal years 2003 and 2004 and mobilkom austria group for 2004 and Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH (Grant Thornton) for mobilkom austria group for 2003, were as follows:

	For fiscal	For fiscal
	year ended	year ended
Type of Fees	December 31, 2004	December 31, 2003
	(EUR in millions)
Audit Fees	2.6	3.2
Audit-Related Fees	0.3	0.3
Tax Fees	0.3	0.3
All Other Fees	0.0	0.0
Total	3.2	3.8

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

Audit Committee pre-approval policies

     Our independent auditors are appointed by the AGM based on a proposal from the Supervisory Board. On June 3, 2004, the AGM appointed KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und

Steuerberatungsgesellschaft to serve as independent auditors for 2004. On November 18, 2004 the Audit Committee recommended to appoint KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft to serve as independent auditors for 2005. In future the Audit Committee of the Supervisory Board will propose its recommendation on the selection of independent auditors to the Supervisory Board. Subsequent to the auditors’ appointment, the Audit Committee awards the contract and in its sole authority approves the scope and terms of the audit and all audit engagement fees as well as monitors the auditors’ independence.

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

     In December 2003, the Audit Committee retroactively approved the performance by KPMG and Grant Thornton of the following categories of audit and permitted non-audit services for the fiscal year 2003 and simultaneously pre-approved the services for 2004. In March 2005, the Audit Committee pre-approved the performance by KPMG of the following categories of audit and permitted non-audit services for the fiscal year 2005:

Audit services

•	Audits for subsidiaries and services associated with SEC registration statements

•	Statutory audits of our financial statements

Audit-related Services

•	Accounting advice relating to actual transactions or events

•	Internal control reviews and assistance with internal reporting requirements

•	Due diligence relating to contemplated acquisitions and dispositions

•	Accounting advice relating to contemplated transactions or events

•	Attestation services not required by statute or regulation (EMTN Program including insurance premium)

Tax services

•	Tax planning and advice

•	State and local tax compliance

•	International tax planning and advice

•	International tax compliance

•	Review of state, local and international income and other tax returns

Other Services

     No “other services” were pre-approved by the Audit Committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

     Not applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Under the Stock Corporation Act, we may repurchase our own shares only for limited circumstances, including:

•	Prevention of substantial damage to the Company;

•	Allocation of shares to employees; key employees or members of the Management or the Supervisory Boards; the repurchase must be authorized by a resolution of the AGM; not exceeding 18 months and must identify the price range and the number of shares to be repurchased;

•	Compensation for minority shareholders as permitted by law; and

•	Share buyback program for up to 10% of the share capital based on an authorization of the management by a shareholders’ resolution for a duration of up to 18 months, whereby the price range and duration must be specified.

     In the ordinary AGM on June 3, 2004, our shareholders authorized the Management Board to acquire up to 10% of the share capital of Telekom Austria, during a period of 18 months from the day of this resolution at a minimum price of EUR 9 and a maximum price of EUR 18 per share. The Management Board received authorization to:

•	Use the purchased shares to serve stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company;

•	To use the purchased shares to serve convertible bonds;

•	To use the purchased shares as consideration for acquisitions; as well as

•	To sell own shares in any way permitted by law, also over the counter and to any purchaser as chosen by us.

     Shares not used for one of these points may be drawn-in with prior approval by the AGM.

     This shareholder resolution replaced the shareholder resolution with regard to the share buyback of June 4, 2003.

     On March 24, 2004 Telekom Austria announced a share buyback program which was amended on June 24, 2004 according to the respective resolutions of the AGM of June 3, 2004. On August 26, 2004 Telekom Austria announced the beginning of the share buyback currently underway. Details to the resolution of June 24, 2004 for the share buyback program are the following:

•	Buyback of up to 30 million shares, i.e. up to 6% of the current common stock;

•	Price margin: EUR 9 to EUR 18;

•	Duration of authorization by the AGM: to December 2, 2005;

•	The buyback takes place via the stock exchange.

     The authorization by the AGM also extends to the use of the repurchased shares:

•	To serve stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company,

•	To serve convertible bonds,

•	As consideration for acquisitions as well as to sell own shares in any way permitted by law, also over the counter and to any purchaser as chosen by us.

     On November 21, 2000, in order to limit our exposure under the Stock Option Plan 2000, we purchased 4,686,881 American call options. The strike and execution price of each call option was EUR 9. In 2002 and 2003 we sold 1,360,000 options. In accordance with the authorization by the AGM of June 4, 2003, we exercised the remaining American call options on February 27, 2004 and received 3,326,881 shares on March 3, 2004, representing 0.67% of our share capital. For the Stock Option Plan 2000 we used 89,748 shares. For further information see note (20 and 23) of the accompanying financial statements.

     The following table shows the relevant data concerning our purchase of equity securities during the financial year 2004:

	Purchase of equity securities
	Number of		Weighted				Maximum number
	shares		average price		Total number of		of shares
Period	purchased		per share (EUR)		shares purchased		purchased
1. — 31. January 2004	—		—		—		50,000,000
1. — 29. February 2004	—		—		—		50,000,000
1. — 31. March 2004	3,326,881	(4)	9.00		3,326,881		46,762,867	(5)
1. — 30. April 2004	—		—		3,326,881		46,762,867
1. — 31. May 2004	—		—		3,326,881		46,762,867
1. — 30. June 2004	—		—		3,326,881		46,762,867
1. — 31. July 2004	—		—		3,326,881		46,762,867
1. — 31. August 2004	262,754		11.51		3,589,635		46,500,113
1. — 30. September 2004	2,467,041		11.29		6,056,676		44,033,072
1. — 31. October 2004	288,766		11.53		6,345,442		43,744,306
1. — 30. November 2004	—		—		6,345,442		43,744,306
1. — 31. December 2004	—		—		6,345,442		43,744,306
Total (1)(2)(3)	6,345,442	(6)	10.11	(6)	6,345,442	(6)

(7)	The plan was first announced on June 4, 2003 and amended on June 3, 2004.

(8)	Shareholders approved to buy back up to 10% of the share capital i.e. EUR 50 million shares.

(9)	The authorization for the plan ends on December 2, 2005.

(10)	Out of this sum, 89,748 shares were used to serve stock option programs.

(11)	In this sum, 89,748 shares are included which were used to serve stock option programs.

(12)	On December 31, 2004, we held 6,255,694 treasury shares bought at an average price of EUR 10.13.

PART III

Item 17.  Financial Statements

     Not applicable

Item 18.  Financial Statements

     See pages F-1 through F-57, which are included in the appendix.

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

Dated: April 13, 2005

Report of Independent Registered Public Accounting Firm

The Supervisory Board and Stockholders
Telekom Austria Aktiengesellschaft:

We have audited the accompanying consolidated balance sheets of Telekom Austria Aktiengesellschaft and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of mobilkom austria AG & Co KG and mobilkom austria AG and subsidiaries (collectively “mobilkom”) as of December 31, 2003 and 2002, wholly-owned consolidated subsidiaries (74.999% owned unconsolidated subsidiaries from January 1, 2002 to June 28, 2002) whose total assets as of December 31, 2003 constitute 35.6 percent of total consolidated assets and whose revenues for the year ended December 31, 2003 and for the period June 28, 2002 to December 31, 2002, respectively, constitute 48.9 percent and 30.7 percent of total consolidated revenues. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for mobilkom, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States), Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telekom Austria Aktiengesellschaft and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” effective January 1, 2004, Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” effective January 1, 2003 and Statements of Financial Accounting Standards No. 141 “Business Combinations” and No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002.

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Vienna, Austria
March 3, 2005

Report of Independent Registered Public Accounting Firm

The Supervisory Board and Stockholders
mobilkom austria AG & Co KG and
mobilkom austria AG:

We have audited the consolidated balance sheets of mobilkom austria AG & Co KG and mobilkom austria AG and subsidiaries (collectively “mobilkom”), wholly-owned consolidated subsidiaries of Telekom Austria Aktiengesellschaft (74.999% owned unconsolidated subsidiaries from January 1, 2002 to June 28, 2002), as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the two year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of mobilkom as of December 31, 2003 and 2002, and the results of its operations and its cash flows in the two year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, mobilkom adopted the provisions of Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” effective January 1, 2003 and Statements of Financial Accounting Standards No. 141 “Business Combinations” and No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002.

Grant Thornton
Wirtschaftsprüfungs- und Steuerberatungs-GmbH

Vienna, Austria
February 12, 2004

TELEKOM AUSTRIA AG
CONSOLIDATED BALANCE SHEETS
(in EUR ’000s, except per share information)

		December 31,	December 31,
	Notes No	2004	2003
ASSETS
Current assets
Cash and cash equivalents		288,195	201,926
Short-term investments		10,540	6,867
Accounts receivable — trade, net of allowances of EUR 73,463 and EUR 76,831 as of December 31, 2004 and 2003	(6)	408,820	429,919
Accounts receivable sold, net of allowances of EUR 21,150 and EUR 15,407 as of December 31, 2004 and 2003		173,350	129,953
Receivables due from related parties	(7)	85	1,549
Inventories	(8)	83,110	83,535
Deferred tax assets	(21)	59,939	45,633
Prepaid expenses		100,169	91,177
Taxes receivable		3,702	9,739
Assets held for sale	(11)	2,660	5,560
Other current assets		143,338	118,963

TOTAL CURRENT ASSETS		1,273,908	1,124,821

Property, plant and equipment, net	(10)	3,888,691	4,457,666
Goodwill	(9)	596,565	597,577
Other intangible assets, net	(9)	667,337	711,988
Investments in affiliates	(3)	3,570	3,555
Other investments		133,239	143,630
Deferred tax assets	(21)	19,436	94,349
Other assets		659,761	762,679

TOTAL ASSETS		7,242,507	7,896,265

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	(12)	751,139	631,321
Accounts payable — trade		534,498	589,368
Accrued liabilities	(13)	194,319	231,778
Payables to related parties		22,924	23,657
Deferred income	(14)	168,984	150,378
Income taxes payable		18,005	7,650
Other current liabilities		182,217	155,563

TOTAL CURRENT LIABILITIES		1,872,086	1,789,715

Long-term debt, net of current portion	(16)	1,647,171	2,342,288
Lease obligations, net of current portion	(17)	761,132	861,300
Employee benefit obligations	(18)	109,984	155,960
Other liabilities and deferred income	(19)	110,504	107,629

Stockholders’ equity
Share capital, no par value shares, 560,000,000 authorized (2003: 510,000,000), 500,000,000 issued (2003: 500,000,000), 493,744,306 outstanding (2003: 500,000,000)		1,090,500	1,090,500
Treasury stock		(63,353)	—
Additional paid in capital		458,137	453,371
Retained earnings		1,266,551	1,103,867
Accumulated other comprehensive loss		(10,205)	(8,365)

TOTAL STOCKHOLDERS’ EQUITY	(23)	2,741,630	2,639,373

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		7,242,507	7,896,265

see accompanying notes to consolidated

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR ’000s, except per share information)

		twelve months ended
		December 31,
	Notes No	2004	2003	2002
Operating revenues (a)	(24)	4,056,268	3,969,750	3,118,064
Operating expenses (b)
Materials		(324,518)	(297,084)	(196,434)
Employee costs, including benefits and taxes		(673,688)	(699,348)	(600,718)
Depreciation and amortization		(1,114,830)	(1,133,148)	(1,016,312)
Impairment charges		(1,334)	(6,825)	(41,871)
Other operating expenses	(25)	(1,489,224)	(1,463,521)	(1,205,354)

OPERATING INCOME		452,674	369,824	57,375

Other income (expense)
Interest income (c)		70,016	75,167	88,191
Interest expense (d)		(188,818)	(230,979)	(244,628)
Equity in earnings of affiliates		552	19,112	140,543
Other, net	(26)	15,656	(567)	2,330

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE		350,080	232,557	43,811

Income tax expense	(21)	(122,186)	(83,036)	(26,112)
Minority interests		(631)	(3,422)	(4,910)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE		227,263	146,099	12,789

Cumulative effect of change in accounting principle, net of tax of EUR 6,071 in 2003	(15)	—	(11,858)	—

NET INCOME		227,263	134,241	12,789

Basic and fully diluted earnings per share	(23)	0.46	0.27	0.03
Basic and fully diluted earnings per share excluding cumulative effect of change in accounting principle		0.46	0.29	0.03

a) includes revenues from related parties of		62,102	89,506	147,990
b) includes operating expenses from related parties of		124,699	128,694	192,153
c) includes interest income from related parties of		57	1	4,992
d) includes interest expense from related parties of		1	30	938

see accompanying notes to
consolidated financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR ’000s, except per share information)

		twelve months ended
		December 31,
	Notes No	2004	2003	2002
Cash generated from operations
Net income		227,263	134,241	12,789
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges		1,116,164	1,139,973	1,058,183
Write-offs from investments		716	2,840	—
Employee benefit obligation — non cash		908	307	(49,840)
Allowance for doubtful accounts		23,597	30,629	39,184
Change in deferred taxes		62,938	59,241	33,498
Equity in earnings of affiliates less than (in excess of) dividends received		(15)	1,027	(45,801)
Stock compensation	(20)	4,766	—	—
Asset retirement obligation — accretion expense		5,829	1,336	—
Settlement of asset retirement obligation		(2,248)	—	—
Cumulative effect of change in accounting principle, net of tax	(15)	—	11,858	—
(Gain) / loss on sale of investments		(5,163)	(17,903)	195
Loss on disposal / retirement of equipment		28,788	41,571	17,280
Other		(252)	(660)	—

		1,463,291	1,404,460	1,065,488

Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade		(45,898)	(140,331)	175,522
Due from related parties		1,464	5,813	3,759
Inventories		425	5,765	6,052
Prepaid expenses and other assets		(19,526)	71,506	(9,020)
Accounts payable — trade		(58,814)	(58,944)	10,979
Employee benefit obligation		(46,883)	(76,649)	(102,565)
Accrued liabilities		(27,104)	(23,487)	3,881
Due to related parties		(731)	(13,358)	17,088
Other liabilities and deferred income		38,433	45,100	230

		(158,634)	(184,585)	105,926

Cash generated from operations		1,304,657	1,219,875	1,171,414

Cash from (used in) investing activities
Capital expenditures, including interest capitalized		(548,169)	(599,684)	(560,742)
Acquisitions and investments, net of cash acquired		(2,180)	(85,989)	(665,128)
Final consolidation of subsidiary		—	205	—
Proceeds from sale of equipment		36,213	17,300	49,819
Purchase of investments — short-term		(51,609)	(79,750)	(1,629)
Purchase of investments — long-term		(1,997)	(601)	(1,107)
Proceeds from sale of American call options		—	957	2,609
Proceeds from sale of investments — short-term		51,909	80,108	6
Proceeds from sale of investments — long-term		6,502	23,599	225

Cash used in investing activities		(509,331)	(643,855)	(1,175,947)

Cash from (used in) financing activities
Principal payments on bonds		(2,180)	(22,765)	(72,673)
Proceeds from issuance of long-term debt and bonds		—	775,948	127,857
Principal payments on long-term debt		(568,110)	(385,330)	(406,294)
Changes in short-term bank borrowings		(6,707)	(774,644)	237,973
Changes in financing with Mobilkom Austria		—	—	114,921
Purchase of treasury stock		(64,161)	—	—
Proceeds from sale of treasury stock		808	—	—
Dividends paid		(64,579)	—	—

Cash provided by (used in) financing activities		(704,929)	(406,791)	1,784

Effect of exchange rate changes		(4,128)	5,360	3,693

Net increase in cash and cash equivalents		86,269	174,589	944

Cash and cash equivalents at beginning of period		201,926	27,337	26,393

Cash and cash equivalents at end of period		288,195	201,926	27,337

see accompanying notes to consolidated
financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in EUR ’000s, except per share information)

	Common stock		Treasury stock				Accumulated other
	Number of		Number of		Additional paid	Retained	comprehensive	Total stockholders’
	shares	Par value	shares	at cost	in capital	earnings	income (loss)	equity
Balance January 1, 2002	500,000,000	1,090,500			451,677	956,837	1,380	2,500,394
Comprehensive income
Net income						12,789		12,789
Net unrealized loss on securities, net of EUR 362 deferred income tax							(687)	(687)
Foreign currency translation adjustment							(6,496)	(6,496)
Unrealized net gain of hedging activities, net of EUR (1,386) deferred income tax							2,719	2,719

Total comprehensive income								8,325
Sale of call options, net of EUR (424) income tax					821			821

Balance December 31, 2002	500,000,000	1,090,500	—	—	452,498	969,626	(3,084)	2,509,540
Comprehensive income
Net income						134,241		134,241
Net unrealized gains on securities, net of EUR (1,141) deferred income tax							2,214	2,214
Foreign currency translation adjustment							(10,690)	(10,690)
Unrealized net gain on hedging activities, net of EUR (1,646) deferred income tax							3,195	3,195

Total comprehensive income								128,960
Sale of call options, net of EUR (451) income tax					873			873

Balance December 31, 2003	500,000,000	1,090,500	—	—	453,371	1,103,867	(8,365)	2,639,373
Comprehensive income
Net income						227,263		227,263
Net unrealized gains on securities, net of EUR (565) deferred income tax							1,096	1,096
Net realized loss on securities, net of EUR 1,368 deferred income tax							(2,655)	(2,655)
Foreign currency translation adjustment							(4,581)	(4,581)
Unrealized net gain on hedging activities, net of EUR (2,077) deferred income tax							4,032	4,032
Realized net gain on hedging activities, net of EUR (138) deferred income tax							268	268

Total comprehensive income								225,423
Distribution as dividend						(64,579)		(64,579)
Stock options granted					4,766			4,766
Purchase of treasury shares			(6,345,442)	(64,161)				(64,161)
Issue of treasury shares to employees			89,748	808				808

Balance December 31, 2004	500,000,000	1,090,500	(6,255,694)	(63,353)	458,137	1,266,551	(10,205)	2,741,630

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

     Telecom Italia owned 29.78% of Telekom Austria until its sale of 75,000,000 shares on November 4, 2002 in a private placement, thereby reducing its level of ownership to 14.78% as of December 31, 2002 and 2003, respectively. On January 21, 2004 Telecom Italia sold all of its residual shareholding of 73.9 million shares or 14.78%.

     The Federal Republic of Austria, through Österreichische Industrie-Holding AG (“ÖIAG”), is a significant shareholder of the Company. In December 2004, ÖIAG sold 85 million shares of the Company in a private placement to institutional shareholders and reduced its holding from 47.17% to approximately 30.17% of voting common shares. In addition to the related party transactions described in note (7), the Federal Republic of Austria authorizes and supervises the Rundfunk und Telekom Regulierungs — GmbH (“RTR”), which regulates certain activities of the Company. The government holds the taxing authority for the Austrian operations of Telekom Austria and imposes taxes such as income and value added taxes on the Company.

     All of the Company’s interests in mobile communications business are held through mobilkom austria AG & Co KG and mobilkom austria AG and its subsidiaries; collectively these companies are referred to as mobilkom austria.

     Prior to June 28, 2002, the Company held a 74.999% interest in mobilkom austria. Due to certain substantive participation rights held by the minority shareholder, the Company’s investment in mobilkom austria was accounted for under the equity method. These participation rights included significant blocking rights over operating decisions including operating budgets, capital spending, senior management positions, strategy decisions and dividend distributions.

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

     The Company has reclassified certain amounts in prior year financial statements to conform to the current year’s presentation.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     In September 2003, the Austrian Supreme Court ruled that no contractual relationship exists between value-added service providers (VASP) and the Company, with the contractual relationship being established directly between the VASP and the customers. The Company is no longer considered the primary obligor and ceased reporting revenues on a gross basis beginning on October 1, 2003. Had the ruling been in effect for all of 2003 and 2002, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45,886 and EUR 51,206, respectively. Had the enacted regulation and the VASP ruling been in effect for all of 2003 and 2002 revenues and expenses would have been adjusted as follows:

	Year ended December 31,
	2003	2003	2002	2002
	pro-forma	as reported	pro-forma	as reported
Revenues	3,923,864	3,969,750	3,066,858	3,118,064
Operating expenses	(3,554,040)	(3,599,926)	(3,009,483)	(3,060,689)

Operating income	369,824	369,824	57,375	57,375

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

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Property, plant and equipment

     Property, plant and equipment are stated at cost, which includes certain costs that are capitalized during the installation and expansion of the telecommunications network including material, payroll, direct overhead and interest costs as well as the present value of estimated asset retirement obligations. Value added tax (“VAT”), which is charged by suppliers and refunded by the tax authorities, is not included in cost. Plant and equipment under capital leases are stated at the lower of the present value of minimum lease payments or fair value.

     Depreciation on plant and equipment is calculated using the straight-line method and the estimated useful lives of the assets. Plant and equipment under capital leases and leasehold improvements are amortized using the straight-line method over the lease term or the estimated useful life of the asset, whichever is shorter.

     The useful lives are:

Years
Transmission equipment	3 — 20
Cables and wires	10 — 20
Communications equipment	4 — 10
Software	3 — 8
Furniture, fixtures and other	3 — 8
Buildings and leasehold improvements	10 — 50

     Maintenance and repairs are expensed as incurred while replacements and improvements are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in other operating expenses.

Goodwill and other intangible assets

     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are tested for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 142 at least annually, but also on an interim basis if an event or circumstance indicates that an asset may be impaired. Other intangible assets with estimable useful lives are amortized over their respective useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

     The goodwill impairment test is a two-step evaluation. The first step requires the Company to compare the fair value and carrying value of any reporting unit to which goodwill has been allocated. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists and the second step of the impairment test must be performed. In the second step, the implied fair value of goodwill, determined by allocating the aggregate fair value of the reporting unit to all identifiable tangible and intangible assets, is compared to its carrying amount. Any shortfall in fair value of goodwill compared to carrying value is recognized as an impairment loss.

     In each reporting period, the Company is required to reevaluate its decision that a nonamortizable intangible asset has an indefinite useful life. If a nonamortizable intangible asset is subsequently determined to have a finite useful life, the intangible asset is written down to the lower of its fair value or carrying amount and amortized prospectively based on its remaining useful life. The impairment test is a comparison of the fair value of the intangible asset with its carrying value. Any excess of carrying value over fair value is recognized as an impairment loss.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Amortizable intangible assets are stated at cost and are amortized using the straight-line method over their estimated useful lives, as shown below:

Years
Wireless and wireline licenses	10 — 15
Patents and proprietary rights	4 — 20
Subscriber base	6
Other	10 — 30

Impairment of long-lived assets and long-lived assets to be disposed of

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying value of such assets exceeds the undiscounted cash flows an impairment will be recognized. The amount of the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Long-lived assets or disposal groups to be sold are classified as held for sale if all the criteria for reclassification in accordance with SFAS 144 are met and are reported at the lower of the carrying amount or estimated proceeds less cost to sell.

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

Advertising and promotional costs

     Advertising and promotional costs are expensed as incurred and totaled EUR 198,138, EUR 198,362 and EUR 153,737 for the years ended December 31, 2004, 2003 and 2002, respectively.

Research and development costs

     Research and development costs are expensed as incurred and amounted to EUR 42,387, EUR 42,759 and EUR 30,338 for the years ended December 31, 2004, 2003 and 2002, respectively, and are classified in the consolidated statement of operations according to the nature of the expense.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Income taxes

     Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of an existing asset or liability and its respective tax basis and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized as income or expense in the period that includes the enactment date.

     Investment tax credits are recognized as a reduction of income taxes in the period in which those credits are granted.

     Deferred income taxes on investments in pass-through enterprises are provided on the excess of the financial statement carrying amount of the investment, including the goodwill within the pass-through enterprise, over the tax basis of the investment.

     The Company recognizes deferred tax liabilities or assets for differences between the assigned values and the tax bases of assets and liabilities recognized in a business combination. If a valuation allowance is recorded on a deferred tax asset for an acquired entity’s deductible temporary differences or operating loss or tax credit carryforwards at the acquisition date, the tax benefits recognized in subsequent years due to a reassessment of that valuation allowance are applied (i) first to reduce to zero any goodwill related to the acquisition, (ii) second to reduce to zero other non-current intangible assets related to the acquisition, and (iii) third to reduce income tax expense.

Earnings per share

     Basic earnings (loss) per share are computed by dividing consolidated net income (loss) by the weighted average number of common shares outstanding for the year.

     Diluted earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding for the year, adjusted by the effect of the options granted under the stock option plans.

     In order to have access to shares for employee compensation purposes for the stock option plan 2000, the Company purchased an American call option. As the American call option was written on already issued and outstanding shares, the number of potential shares outstanding is not affected by the American call option and all of these shares are already included in basic EPS. Accordingly, the call option and employee options do not have a dilutive effect.

     Employee stock options under the Stock option plan 2004 were treated as potential common shares in computing diluted earnings per share under the treasury stock method in accordance with SFAS No. 128.

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

     In the case of defined contribution plans the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory or contractual basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are incurred.

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

Foreign currency translation

     The functional currency of the Company is the Euro.

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

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The following table provides the exchange rates for the currencies in which the Company conducts most of its transactions:

	Balance sheet rates at		Average exchange rates for the
	December 31		period ended December 31
	2004	2003	2004	2003	2002
Croatian Kuna (HRK)	7.6712	7.6495	7.4943	7.5621	7.4081
Czech Crown (CZK)	30.4640	32.4100	31.9062	31.8409	30.8023
Hungarian Forint (HUF)	245.9700	262.5000	251.6906	253.0343	242.9780
Japanese Yen (JPY)	139.6500	135.0500	134.3904	130.8971	118.0898
Slovak Crown (SKK)	38.7450	41.1700	40.0270	41.4919	42.6889
Slovenian Tolar (SIT)	239.7600	236.7000	239.0826	233.8404	225.9533
Swiss Franc (CHF)	1.5429	1.5579	1.5442	1.5204	1.4672
US Dollar (USD)	1.3621	1.2630	1.2432	1.1299	0.9456

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

     Access fees, monthly base fees and lines leased to commercial customers are billed in advance resulting in deferred revenues. These fees are amortized over the period in which the service is provided. Cash discounts and incentives are accounted for as reductions in revenues when granted.

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

     The Company has entered into a limited number of agreements with other telecommunications operators outside of Austria whereby the Company grants some pre-defined access to existing capacity on its physical network in return for similar access to the physical network of the counter party. In accordance with APB No. 29, “Accounting for Nonmonetary Transactions”, EITF 01-2, “Interpretation of APB Opinion No. 29”, and EITF 99-17, “Accounting for Advertising Barter Transactions”, no revenues and obligations (expenses) were recognized because the exchange does not result in the culmination of an earnings process due to the similarity of the assets exchanged. In addition, no gain or loss was recognized, as fair value was not considered to be determinable within reasonable limits. The Company, however, does recognize trade revenues arising from subscriber transactions under normal tariff plans. The benefits and costs of such swap agreements will be reflected in the Company’s results of operations in the periods in which they are realized through reduced interconnection obligations and revenues, respectively.

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

     Certain prepaid usage services in the wireless segment are billed in advance resulting in deferred revenues. These fees are amortized over the period in which the service is provided. Discounts and incentives are accounted for as a reduction in revenues when granted.

     Revenue and related expenses associated with the sale of wireless handsets to distributors are recognized when the products are delivered and accepted, as such sales transactions are separate and distinct from the sale of wireless services to customers.

     The Company also enters into multiple element arrangements which include the sale of handsets, activation fees and service contracts to customers through Company owned retail stores. These transactions include the sale of a mobile handset at a price significantly below acquisition cost (only if a binding contract is signed), the up-front charge of non-refundable activation fees to connect the customer to the service, and subsequent monthly fees and airtime fees charged during the contract period. The Company recognizes revenue from the sale of handsets upon delivery to the customer. The corresponding cost of sales is charged to expense when sales are recognized which results in a net loss on the sale of the handset. Activation fees charged to the customer are recognized as revenue and the related cost is expensed upon delivery and sale of the phone. Current monthly service fees are recorded as revenue from service when performed.

     Other service revenues are recognized when delivered and accepted by customers and when services are provided in accordance with contract terms.

     Customer acquisition costs consist primarily of commissions paid to dealers that sell wireless services to customers. Such costs are expensed ratably over the contract period as marketing expense.

Allowance for doubtful accounts

     The Company estimates the portion of its outstanding receivables that are uncollectible based on aging schedules. Based on historical experience, uncollectibility is estimated as an increasing percentage of each aging category. Additionally, the Company records an allowance for specific customers if circumstances indicate non-collectibility.

     The estimated allowance for doubtful accounts relating to receivables sold and cash drawn under the securitizations described in note (6) are recorded as accrued liabilities.

Stock compensation

     In previous years, the Company accounted for stock-based employee compensation in accordance with the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. Specifically, the Company accounted for its combination stock option and stock appreciation

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

rights plan under the Stock option plan 2000 in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, which requires the plan be accounted for as a stock appreciation right.

     The Company recognized a liability and a pro rata compensation expense in the first period in which it is probable that the target stock price criteria outlined in the plan will be met. Based on historical trends of the stock and relevant market conditions, no compensation expense has been recognized under the plan for any of the comparative years presented.

     Effective January 1, 2004, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation. Because the combination stock option and stock appreciation rights plan at January 1, 2004 permitted employees to call for settlement in cash, the accounting for this plan under SFAS No. 123 was the same as in prior years under APB 25. Therefore, there was no effect of a change in accounting principle.

     SFAS No. 123 also requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The compensation cost is measured based on the fair value of the equity instrument issued at the date of grant and recognized over the service period.

Derivative financial instruments

     All derivative instruments, such as interest rate swap contracts and foreign-currency exchange contracts, are recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instruments are recognized in accumulated other comprehensive income in the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the value changes are recognized in earnings immediately. SFAS No. 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

     The Company has entered into various foreign currency forward contracts which are accounted for as free standing derivatives. These forward contracts serve as economic hedges of the Company’s operating exposure to fluctuations in foreign currencies. Changes in the fair values of such forward contracts are recorded directly in income.

Fair value of financial instruments

     The carrying amounts of cash, accounts receivable, accounts receivable sold, accounts payable, receivables due from and payables due to related parties and accrued liabilities approximate their fair value. The fair values of securities held-to-maturity and securities available-for-sale is based on quoted market rates. The fair value of long-term debt and swap agreements is determined based on the cash flows from such financial instruments discounted at the Company’s estimated current interest rate to enter into similar financial instruments.

     The fair value of some investments is estimated based on quoted market prices. For other investments, mainly in unconsolidated subsidiaries and equity investments, for which there are no quoted market prices (“Cost method investments”), the Company estimates the fair value to approximate the carrying value based on the audited financial statements, if available. Those investments are tested for impairment if losses are generated over an extended period or if the business environment changes materially.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

Use of estimates

     The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

New accounting pronouncements

     In October 2004, the FASB issued SFAS No. 151, Inventory Costs and clarified the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and waste material. The Statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facility. The provisions of SFAS 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material impact on the Company’s consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 153, Exchange of Non-monetary Assets — an amendment of APB Opinion No. 29, which eliminated the exception of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 shall be effective for the exchange of non-monetary assets incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect on its financial statements.

     In December 2004, the FASB issued revised SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The compensation cost is measured based on the fair value of the equity or liability instrument issued. The revised statement eliminated the alternative to continue accounting for share-based payments in accordance with APB 25, which measured the compensation cost at its intrinsic value. The revised SFAS No. 123(R) shall be applied as of the first interim or annual period that begins after June 15, 2005. As the Company’s accounting for stock based compensation is based on the fair value of the equity instrument issued in accordance with SFAS No. 123, the Company does not expect that the adoption of SFAS No. 123(R) will have a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

     In July 2002 the European Parliament adopted a regulation requiring all European Union (EU) companies to prepare their financial statements in conformity with International Financial Reporting Standards (IFRS) if their securities are traded on a regulated market within the EU. The regulation shall be applied as of the first period that begins on or after January 1, 2005. However, Member States may defer mandatory application until the first period that begins on or after January 1, 2007 for companies that already use other internationally accepted standards and that are publicly traded outside of the EU. This transitional clause applies to the Company as it is listed on the New York Stock Exchange and prepares its financial statements in accordance with US GAAP. Accordingly, the Company will not be required to prepare financial statements in accordance with IFRS until fiscal year beginning on January 1, 2007. The Company is currently considering adopting IFRS at a date earlier than the latest required.

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

     Telekom Austria accounted for the acquisition of the 25.001% of mobilkom austria as a step acquisition using the purchase method in accordance with paragraph 14 of SFAS No.141, Business Combination. The excess of the purchase price over the estimated fair value of identifiable assets acquired and liabilities assumed was accounted for as goodwill and the results of operations of the acquired businesses were included in the consolidated financial statements from the date of acquisition.

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

     As of December 31, 2004, mobilkom austria acquired the remaining 1% of VIPnet d.o.o., Zagreb, (VIPnet) for a total purchase price of EUR 1,658, bringing its interest to 100%.

     As of January 30, 2003, mobilkom austria acquired 9% and as of June 23, 2003, a further 19% of VIPnet for a total purchase price of EUR 69,663, bringing its interest to 99%. mobilkom austria recognized intangible assets of EUR 34,035, including intangible assets with an indefinite life of EUR 15,728 and goodwill totaling EUR 11,774 as a result of these two transactions.

     On July 29, 2003, the Company acquired 74% of World-Direct eBusiness solutions GmbH, bringing its total interest to 100%. The purchase price amounted to EUR 1,543. The Company recognized goodwill totaling EUR 1,000 as a result of the transaction.

     On September 23, 2003, mobilkom austria acquired 100% of paybox cee AG which held a 51.02% share in paybox österreich AG for a total purchase price of EUR 795. Prior to this acquisition, mobilkom austria held the remaining 48.98% of paybox österreich AG and accounted for the investment using the equity method. Consequently, the Company consolidated the balance sheets of paybox cee AG and subsidiaries for the first time as of September 30, 2003. As the purchase price was less than the fair value of the net assets acquired and liabilities assumed, the Company reduced the purchase price allocated to intangible assets (licenses). Following the purchase, paybox österreich AG was merged into paybox cee AG as of December 17, 2003.

     On December 23, 2003 mobilkom austria purchased 100% of 3G Mobile Telecommunications GmbH (“3G Mobile”). The net assets acquired consist of a UMTS license. The total purchase price was allocated to the license

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

and therefore no goodwill was recognized. Tax assets on acquired intangible assets and tax loss carryforwards were not recognized at the acquisition date as the use of these tax assets was not considered more likely than not. The Company reassessed the valuation allowance in 2004 and, as a result, recognized the resulting tax benefits as a reduction of other non-current intangible assets related to the acquisition, and the remaining amount as a reduction of income tax expense.

     No pro forma disclosure has been presented for the effect of the acquisitions discussed in the prior five paragraphs because the Company believes that the impact on the financial statements is not material.

     On November 28, 2003, the Company sold 90% of Telekom Building Systems GmbH in a management buy-out transaction for a total purchase price of EUR 537, reducing its interest to 10%. On June 30, 2004 the Company sold its remaining interest in Telekom Building Systems GmbH.

     On December 17, 2004, the Company entered into call option agreements to acquire a 100% share in MobilTel AD. (MobilTel), a Bulgarian provider of mobile communications services for a purchase price of approximately EUR 1,600,000. These options are exercisable from July 12, 2005 until August 23, 2005 (see note (27)).

(3)	INVESTMENTS IN AFFILIATES

     As of December 31, 2004 and 2003, the investments in affiliates comprise a 26.00% interest in Omnimedia Werbegesellschaft mbH (“Omnimedia”) and a 25.10% interest in Output Service GmbH (“OSG”).

     In July 2003 the Company sold its 26.00% interest in Herold Business Data AG, the leading telephone directory provider in Austria, to PASR Vierte Beteiligungsverwaltung GmbH for EUR 22,000 and realized a gain of EUR 18,367 which was recorded in equity in earnings of affiliates.

     The following table shows the roll forward of investments in affiliates:

	2004	2003
Carrying amount, January 1	3,555	8,642
Disposals	—	(4,255)
Changes in equity	15	(832)

Carrying amount, December 31	3,570	3,555

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     A summary of aggregated financial information as reported by equity investees is as follows:

Year ended December 31,	2004	2003	2002
Revenues	3,394	35,515	68,045
Operating income	1,584	4,653	7,833
Net income	975	2,908	8,285

At December 31,	2004	2003
Total current assets	31,068	31,003
Total assets	31,566	31,684
Current liabilities	28,590	28,808
Long-term debt	1,401	1,357
Total liabilities	29,991	30,165
Total stockholders’ equity	1,575	1,519

(4)	MARKETABLE SECURITIES

     Marketable securities are included in short-term investment and other investments on the Balance Sheet.

     Debt securities originating from cross border lease transactions entered into in 1998 and 1999 (see note (17)) are classified as held-to-maturity as the Company is contractually obligated to hold these securities until maturity. The securities are bonds of triple A rated issuers and are held by a custodian. Through a further asset based swap the cash inflows from the securities are transformed into the cash flow stream required to match a specified portion of the lease payments. The securities are pledged to a counterparty in the swap agreement. No sales of securities held-to-maturity occurred in 2004, 2003 and 2002. The interest rates on the securities are fixed and range from 5.65% to 9.01%. Accrued interest is recorded as interest income. The securities will mature between 2006 and 2011.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	holding gains	holding losses	value
At December 31, 2004
Non-current assets
Available-for-sale
debt securities	4,955	176	4	5,127
equity securities	1,658	—	—	1,658
mutual funds	13,342	1	472	12,871
Held-to-maturity	120,946	12,919	—	133,865

At December 31, 2003
Non-current assets
Available-for-sale
debt securities	4,702	168	—	4,870
equity securities	6,914	2,646	605	8,955
mutual funds	5,679	2	163	5,518
Held-to-maturity	124,951	16,596	—	141,547

     The contractual maturities of debt securities classified as held-to-maturity at December 31, 2004 were as follows:

	Amortized	Fair
	cost	value
Held-to-maturity
Due within one year	5,063	5,134
Due after one year through five years	59,237	64,152
Due after five years through ten years	56,646	64,579

	120,946	133,865

     Proceeds from sales of available-for-sale securities amounted to EUR 8,740 and EUR 545 in 2004 and 2003, respectively. Gross realized gains from sales of available-for-sale securities were EUR 2,124 in 2004, gross realized losses from sales of available-for-sale securities were EUR 3 in 2004. The specific identification method was used to determine the cost in computing realized gains and losses.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The unrealized losses on the investment in mutual funds, corporate bonds and equity securities were caused by fluctuations in the capital markets. The Company considers the fluctuation of the fair value of these investments to be temporary and therefore did not record impairment. Presented below is the fair value information for marketable securities held by the Company:

	Less than 12 months		12 months or longer		Total
		Gross unrealized		Gross unrealized		Gross unrealized
	Fair value	holding losses	Fair value	holding losses	Fair value	holding losses
At December 31, 2004
Non-current assets
Available-for-sale
debt corporate securities	1,068	4	—	—	1,068	4
equity securities	—	—	1,012	18	1,012	18
mutual funds	—	—	8,963	454	8,963	454

Total temporarily impaired securities	1,068	4	9,975	472	11,043	476

(5)	COST METHOD INVESTMENTS

     The Company determined, in accordance with paragraphs 14 and 15 of SFAS 107, that it is not practicable to estimate the fair value of these investments, as quoted market prices are not available. Therefore, the cost method investments are recorded at cost and reviewed periodically if there are events or changes in circumstances that may have a significant adverse effect on the fair value of the investments.

     The aggregate carrying amount of cost method investments totaled EUR 748 and EUR 2,931 as of December 31, 2004 and 2003, respectively. Thereof, the aggregate carrying amount of investments that the Company did not evaluate for impairment totaled EUR 748 and EUR 2,931 as of December 31, 2004 and 2003, respectively.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(6)	ACCOUNTS RECEIVABLE — TRADE

     The roll-forward of the allowance for accounts receivable-trade and accounts receivables sold is as follows:

	2004	2003
Allowance beginning of the year	92,238	74,945
Foreign currency adjustment	31	(11)
Charged to expenses	24,707	30,629
Amounts written-off	(22,363)	(13,325)

Allowance at the end of the year	94,613	92,238

of which allowance for accounts receivable-trade	73,463	76,831
of which for accounts receivable sold	21,150	15,407

	December 31, 2004	December 31, 2003
Accounts receivable-trade, gross	482,283	506,750
Allowance for accounts receivable-trade	(73,463)	(76,831)
Accounts receivable sold, gross	194,500	145,360
Allowance for accounts receivable sold	(21,150)	(15,407)

Accounts receivable, net	582,170	559,872

     Of these receivables, EUR 249,173 are held for sale due to the securitization program described in the following paragraphs.

     In January 2002, the Company entered into a revolving period securitization program and sold trade receivables to a Qualifying Special Purpose Entity (QSPE) unrelated to the Company. The Company retains servicing responsibilities relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPE, the Company retains interests in the sold receivables (retained interests). These retained interests are initially measured at estimated fair values, which the Company believes approximate historical carrying values, and are subsequently measured based on a periodic evaluation of collections and delinquencies.

     The Company determined that the transaction met the three sales criteria, that (a) the transferred assets have been isolated from the transferor, beyond the reach of the transferor and its creditors, even in the event of bankruptcy or receivership, (b) the transferee obtains the right, free of any conditions that constrain, to pledge or exchange the assets and (c) the transferor does not maintain effective control in accordance with SFAS No. 140,“Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. Additionally, the limited liability corporation whose shares are owned by a charitable trust under the terms of a trust fulfilled all conditions required to be a qualifying special purpose entity (QSPE) under SFAS No. 140.

     In December 2003 the asset-backed securitization program was extended regarding the trade receivables sold and the maximum amount transferred to the trust. Additionally, the discounts required were reduced. The maximum program limit was increased from EUR 290,000 to EUR 350,000.

     At December 31, 2004, the Company recorded a receivable due from the QSPE of EUR 173,350. This amount represents accounts receivable sold, net of allowance for doubtful accounts, for which the Company had not required cash settlement as of December 31, 2004.

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

     The allowance recorded for sold receivables, for which the company received cash settlement as of December 31, 2004, are classified as accrued liabilities. As of December 31, 2004 and 2003, respectively, the accruals totaled EUR 19,097 and EUR 28,882.

     In accordance with SFAS No. 140 the Company has not recorded a servicing asset as management has determined, that it is not practicable to determine a fair value for the servicing asset, as the benefits of the servicing assets are adequate to compensate the Company for its servicing responsibility and no servicing assets or servicing liability was recorded.

     In the years ended December 31, 2004 and 2003, respectively, the following cash flows were received from and paid to the QSPE:

	December 31,
	2004	2003
Gross trade receivables sold to QSPE	2,861,686	2,789,761
Collections made on behalf of and paid to the QSPE	(2,806,644)	(2,578,860)
Deferred purchase price withheld	(9,771)	(168,846)
Unearned discount (withheld) reduced	(1,489)	(3,620)
Liquidity and program fees	(3,110)	(5,788)
Retained interests	(9,142)	—
Increase in receivable from the QSPE	(49,140)	(145,360)

Net cash received from (paid to) QSPE during the period	17,610	(112,713)

     Cash settlement with the QSPE takes place on a monthly basis. Gross trade receivables sold represent the fair value of billed and unbilled receivables to the QSPE during the years ended December 31, 2004 and 2003, respectively. The Company services these receivables, collecting cash from receivables previously sold on behalf of the QSPE. The Company recorded discounts, liquidity and program fees related to the securitization of trade receivables of EUR 3,107 and EUR 5,690 for the years ended December 31, 2004 and 2003, respectively. These discounts and fees are included in interest expense in the statement of operations.

(7)	RELATED PARTY TRANSACTIONS

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

     The terms for services provided by Telekom Austria to government entities are generally based on standard pricing policies. However, the Company is obligated to provide voice telephone services for disadvantaged individuals at reduced tariffs for which it is entitled to appropriate compensation from the government on a contractual basis. Beginning January 1, 2001, the contract with the government specifies the reimbursement of Euro 13.81 per customer per month, which is recorded as revenue in the service period. The total reimbursement was EUR 40,303, EUR 41,396 and EUR 41,670 in 2004, 2003 and 2002, respectively.

     In 2001, a partner in a law firm which provides legal services to the Company was elected to the Supervisory Board. In 2004, 2003 and 2002, respectively, the Company was charged EUR 640, EUR 560 and EUR 993 for legal services by that law firm.

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

     The following is the detail of the accounts receivable with related parties:

At December 31,	2004	2003
ÖIAG	18	945
Affiliated companies and other.	67	604

Total	85	1,549

     The following is the detail of the accounts payable to related parties:

At December 31,	2004	2003
ÖIAG	9,969	7,840
Omnimedia	12,039	13,192
Affiliated companies and other.	916	2,625

Total	22,924	23,657

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The following is the detail of revenues from and expenses charged to related parties:

Year ended December 31,	2004	2003	2002
Revenues
mobilkom austria	—	—	72,879
ÖIAG	59,992	62,635	56,660
Telecom Italia	—	24,014	14,361
Other	2,110	2,857	4,090

Total	62,102	89,506	147,990

Interest income
mobilkom austria	—	—	4,988
Other	1	1	4

Total	1	1	4,992

Expenses
mobilkom austria	—	—	43,590
ÖIAG	72,903	70,643	58,285
Telecom Italia	—	10,808	23,559
Omnimedia	44,440	36,146	55,289
Other	7,356	11,097	11,430

Total	124,699	128,694	192,153

Interest expense
mobilkom austria	—	—	837
ÖIAG and other	59	30	101

Total	59	30	938

     The expenses to Omnimedia mainly relate to advertising and marketing services provided.

(8)	INVENTORIES

     Inventories consist of:

At December 31,	2004	2003
Spare parts, cables and supplies	41,167	44,510
Merchandise	41,943	39,025

Total	83,110	83,535

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(9)	GOODWILL AND OTHER INTANGIBLE ASSETS

     Other intangible assets consist of:

At December 31,	2004	2003
Wireless and wireline licenses	563,080	559,273
Patents and proprietary rights	78,482	53,497
Brandnames	173,948	174,046
Subscriber base	138,504	138,622
Other	35,679	35,858

Total intangibles	989,693	961,296
Less accumulated amortization.	(322,356)	(249,308)

Net intangibles	667,337	711,988

     Amortization expense was EUR 74,863 EUR 68,340 and EUR 27,410 for the years 2004, 2003 and 2002, respectively.

     Licenses are recorded at cost and amortized on a straight-line basis over the estimated useful life. In November 2000, mobilkom austria purchased a UMTS license for Austria with a term of 20 years for EUR 171,540. Interest in the amount of EUR 1,843 and EUR 6,495 was capitalized in 2003 and 2002, respectively, on the UMTS license. The amortization of the UMTS license over 14 years and depreciation of the related network equipment over 8 years began in May 2003 after the start of the UMTS services and the generation of revenues. The Company recorded amortization and depreciation expenses from the use of these assets of EUR 25,204 in 2004 and expects the same amount on an annual basis thereafter.

     In October 2004, VIPnet acquired a UMTS license for Croatia for the purchase price of EUR 17,213. The license covers 20 years. The Company will start to amortize the license in 2005 and expects amortization and depreciation expenses of EUR 861 on an annual basis.

     The Company holds licenses to operate as a mobile telecommunications service provider from the Austrian, Croatian and Slovenian communications commissions. The Croatian license, granted for 10 years, was acquired for EUR 13,672 in 1998. Licenses from the Slovenian Government granted in 2001 and 1999 for 15 years, were acquired for EUR 4,637 and EUR 11,121, respectively. The Company recorded amortization and depreciation expenses from the use of these assets of EUR 24,489 in 2004 and expects approximately the same amount on an annual basis thereafter.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Upon adoption of SFAS No. 142 on January 1, 2002, the Company ceased amortizing goodwill. The following tables illustrate the changes in net book value of goodwill by segment for the years ended December 31, 2004 and 2003, respectively:

	Wireline	Wireless	Total
Goodwill January 1, 2004	31,419	566,158	597,577
Acquisitions	202	—	202
Impairment	(211)	—	(211)
Translation adjustment	907	(1,910)	(1,003)

Goodwill December 31, 2004	32,317	564,248	596,565

	Wireline	Wireless	Total
Goodwill January 1, 2003	30,795	559,932	590,727
Acquisitions	1,000	11,774	12,774
Translation adjustment	(376)	(5,548)	(5,924)

Goodwill December 31, 2003	31,419	566,158	597,577

     In 2002 impairment charges in the amount of EUR 40,441 were recorded for goodwill originally recorded from the acquisition of Czech On Line (“COL”). The acquisition was based on a business plan assuming the full liberalization of the Czech market. As this remained unsatisfactory with regard to interconnection and limited wholesale offers to alternative operators, the business of COL had not developed as originally expected. The valuation of the reporting unit in 2002 was based on forecasted cash flows and used the weighted average cost of capital employed of 13.2% as a discount rate.

     The gross carrying amounts and accumulated amortization of intangible assets subject to amortization, by major class, are as follows:

		Accumulated	Carrying
At December 31, 2004	Acquisition cost	amortization	value
Wireless and wireline licenses	563,080	(210,172)	352,908
Subscriber base	138,504	(55,149)	83,355
Patents, proprietary rights and others	114,161	(57,035)	57,126

Total	815,745	(322,356)	493,389

		Accumulated	Carrying
At December 31, 2003	Acquisition cost	amortization	value
Wireless and wireline licenses	559,273	(172,301)	386,972
Subscriber base	138,622	(32,088)	106,534
Patents, proprietary rights and others	89,355	(44,919)	44,436

Total	787,250	(249,308)	537,942

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The following table presents expected amortization expense related to amortizable intangible assets for each of the following periods:

2005	74,227
2006	72,279
2007	68,982
2008	57,006
2009	41,669
2010	39,567
Thereafter	139,659

     The total carrying amount of intangible assets, other than goodwill, not subject to amortization is EUR 173,948 as of December 31, 2004. This amount relates entirely to the value of brandnames. The value of brandnames increased by EUR 15,728 in 2003 as a result of the acquisition of the 28% interest in VIPnet (see note (2)).

(10)	PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment transferred to the Company by the government was recorded upon transfer at cost less accumulated depreciation as of that date. Acquisitions since then have been recorded at cost.

At December 31,	2004	2003
Land	59,172	60,281
Buildings and leasehold improvements	689,639	663,044
Communications network and other equipment	9,506,621	9,381,996
Capital leases	8,961	13,963
Software	441,223	376,567
Construction in progress, network	158,007	186,487

	10,863,623	10,682,338
Less accumulated depreciation (other than capital leases)	(6,968,516)	(6,214,641)
Less accumulated depreciation, capital leases	(6,416)	(10,031)

Property, plant and equipment, net	3,888,691	4,457,666

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Major additions in 2004 and 2003 related to the communications network in the wireline segment and GSM and UMTS network infrastructure in the wireless segment.

     Total interest capitalized and amortization and depreciation expenses and impairment charges for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Interest capitalized	1,557	1,605	2,635
Depreciation and amortization expense	1,039,967	1,064,808	988,901
Impairment charges	1,123	6,825	977
of which
Amortization expense of software	81,903	79,059	42,623
Amortization expense of leased assets	1,466	3,663	2,341

(11)	ASSETS HELD FOR SALE

     The Company classified one Austrian UMTS license frequency band with zero carrying amount and several buildings with carrying amount of EUR 2,660 as held for sale as of December 31, 2004. The assets have been accounted for at the lower of the carrying amount or each asset’s estimated fair value less costs to sell.

     The aforementioned UMTS license frequency band was acquired among others in 2003 in the purchase of 100% of 3G Mobile Telecommunications GmbH and has subsequently been classified as held for sale as required by the authorities. The license frequency band was sold in January 2005. Certain buildings are subject to the Company’s real estate optimization program and are expected to be sold on several dates during 2005.

     The Company recognized a gain from assets held for sale of EUR 4,762 and EUR 10 for the years ended December 31, 2004 and 2003, respectively.

(12)	SHORT-TERM BORROWINGS

     The Company’s short-term borrowings include:

At December 31,	2004	2003
Current portion of long-term debt	653,022	530,869
Lines of credit	2,775	4,962
Current portion of lease obligations	95,342	95,490

Total	751,139	631,321

     The weighted-average interest rate on lines of credit was 2.21% and 3.20% in 2004 and 2003, respectively. As of December 31, 2004 the Company had unused committed credit lines of EUR 450,000 and recorded commitment and servicing fees for these unused lines of EUR 779. The credit line commitments will expire between November 2006 and December 2007.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Short-term borrowings increased as the short-term portion of long-term debt which is due in the next twelve months increased compared to prior year.

(13)	ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

At December 31,	2004	2003
Taxes, other than income	7,643	9,845
Employee benefits	61,830	69,935
Customer discounts	42,279	47,444
Customer retention programs	34,712	40,161
Exit costs	123	6,829
Bad debt reserve for sold receivables	19,097	28,882
Other	28,635	28,682

Total	194,319	231,778

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

     As of December 31, 2002, the Company recorded an accrual totaling EUR 8,363 for certain non-cancellable lease contracts related to premises which the Company vacated in 2003. As of December 31, 2003, the Company recorded an additional accrual of EUR 1,763. This accrual covers the minimum lease payments until the end of the lease contracts. For the years ended December 31, 2004 and 2003, respectively, the Company utilized EUR 6,706 and EUR 3,297 of the accrual. As of December 31, 2004, the Company has a remaining accrual of EUR 123 that is expected to be fully utilized.

(14)	DEFERRED INCOME

At December 31,	2004	2003
Unearned income	162,002	143,266
Unamortized gain on sale of tax benefits	44,331	51,573

	206,333	194,839
Less non-current portion	(37,349)	(44,461)

Deferred income net of non-current portion	168,984	150,378

     The deferred income mainly relates to prepaid access fees, monthly base fees, leased lines to commercial customers, prepaid mobile fees and rental income from site sharing. These fees are amortized over the period the service is provided.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Additional information concerning the sale of tax benefits is contained in note (17).

(15)	ASSET RETIREMENT OBLIGATION

     The Company adopted SFAS No. 143 as of January 1, 2003 and recorded the following additions to long-lived assets, asset retirement obligations and a cumulative change in accounting principles:

At January 1,	2003
Addition to long-lived assets	6,288
Addition to accumulated depreciation	(2,263)
Cumulative effect of change in accounting principle	17,929

Asset retirement obligations	21,954

     The roll-forward of asset retirement obligations is as follows:

	2004	2003
Asset retirement obligations as of January 1	23,262	21,954
Foreign exchange differences	(33)	(3)
Liability incurred in the current period	11,451	451
Accretion expense	6,173	1,336
Settlements	(2,248)	(461)
Releases	(344)	(15)

Asset retirement obligations as of December 31	38,261	23,262

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

     Additionally, the Company recorded asset retirement obligations for buildings concerning obligations for the disposal of hazardous substances.

     mobilkom austria situates base stations on land, rooftops and other premises under various types of rental contracts. In estimating the fair value of its retirement obligation for its base stations, mobilkom austria made a range of assumptions such as retirement dates, timing and percentage of early cancellations, development of technology and the cost of removing network equipment and remediating the sites.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Additionally, mobilkom austria recorded asset retirement obligations for buildings and shops under operating leases in accordance with the obligation to refurbish the sites at the expiration of the lease contracts.

(16)	LONG-TERM DEBT

     The outstanding long-term debt, other than lease obligations, are summarized as follows:

At December 31,	Maturity	2004	2003
Bonds under EMTN Programme	2005-2013	767,509	752,387
Other bonds guaranteed by the Federal Republic of Austria	2005	149,602	152,471
Bank debt	2005-2008	675,296	612,926
Bank debt guaranteed by the Federal Republic of Austria	2005-2011	707,566	1,354,583
Other	2007	220	790

		2,300,193	2,873,157
Less current portion of long-term debt		(653,022)	(530,869)
Long-term debt, net of current portion		1,647,171	2,342,288

     The interest rates on the guaranteed and unguaranteed bank debt vary between 2.1% and 7.4%. The weighted average interest rate for the years ended December 31, 2004 and 2003, respectively, were 5.0% and 4.6% for bonds and 4.9% and 5.2% for bank debt.

     The year-end average interest rates for the long-term debt excluding interest rate swap agreements for 2004 and 2003 are as follows:

	2004	2003
Bonds	4.56%	4.57%
Bank debt	4.62%	4.96%

     Following is a table that shows the aggregate amounts of long-term debt maturing during the next five years and thereafter:

2005	653,022
2006	243,838
2007	100,527
2008	236,637
2009	300,055
Thereafter	766,114

     As of December 31, 2004, the Company was in compliance with all covenants required by its loan agreements.

Bonds under EMTN Programme

     On June 30, 2003, Telekom Austria AG and Telekom Finanzmanagement GmbH (the 100% financing subsidiary of Telekom Austria AG) initiated a Euro Medium Term Note (“EMTN”) Programme. The payments of all amounts due in respect of notes issued by Telekom Finanzmanagement GmbH under this framework agreement are

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

unconditionally and irrevocably guaranteed by Telekom Austria AG. The maximum aggregate nominal amount of all notes outstanding at any time under the programme will not exceed the equivalent of EUR 2,500,000.

     Under this programme the Company successfully launched and placed a Eurobond offering which raised EUR 750,000 with a 10-year maturity and a coupon of 5.00% on July 10, 2003. The notes were issued at a discount including issue costs of EUR 9,053 (EUR 7,731 as of December 31, 2004) and were used to refinance existing debt.

Other bonds

     Other bonds issued by the Company before the privatization are guaranteed by the Federal Republic of Austria and consist of two bonds, of which EUR 145,346 will become due in September 2005 and EUR 3,270 will become due in December 2005.

Bank debt

     Bank debt incurred by the Company after its privatization is not guaranteed by the Federal Republic of Austria. These contracts can be described in more detail as follows:

     In March 2000, the Company entered into a loan agreement for EUR 145,000 with the European Investment Bank. As of December 31, 2004, EUR 87,000 of the loan is outstanding in accordance with the repayment terms. Under the terms of this agreement, the Company must observe covenants requiring the Company to meet certain financial ratios.

     Further, in October 2000 the Company entered into a loan agreement for EUR 232,553 to fund the acquisition of COL. As of December 31, 2004 the loan is outstanding in full in accordance with the repayment terms. Under the terms of the contract the Company has to maintain a minimum equity in COL, otherwise the loan becomes due. The interest rates vary depending on the rating of the Company.

     As of December 31, 2004, EUR 295,160 of a syndicated loan granted to mobilkom austria was outstanding. The original loan totaled EUR 305,000 and was guaranteed by Telekom Austria AG.

     In March 1999, Si.mobil entered into a loan agreement amounting to EUR 36,000 (original currency: Deutsche Mark 71,000) to finance the construction of the GSM network in Slovenia. The loan is secured by bills of exchange, property, receivables and shares of Si.mobil. The loan is repayable through March 2007.

Bank debt guaranteed by the Federal Republic of Austria

     Bank debt entered into before the Company’s privatization is guaranteed by the Federal Republic of Austria

     From the bank debt as of December 31, 2004 and 2003, respectively, EUR 176,635 and EUR 192,567 are denominated in Swiss Francs. A bank loan denominated in Japanese Yen, which amounted to EUR 74,046 as of December 31, 2003, was repaid in 2004. The Company uses cross currency swaps to reduce the exposure to the risks of adverse changes in exchange rates as described in note (22).

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(17)	LEASING

     The Company leases equipment used in its operations. The leases are classified as either operating or capital leases. The lease contracts expire on various dates through 2015.

     Future minimum lease payments for noncancelable operating leases, capital leases and cross border leases as of December 31, 2004 are:

	Cross	Other
	border	Capital	Operating
	leases	leases	leases
2005	94,154	1,359	42,742
2006	106,265	318	39,123
2007	125,525	3	34,598
2008	110,541	—	30,687
2009	160,547	—	29,954
after 2009	538,288	—	40,201

Total minimum lease payments	1,135,320	1,680	217,305

Less amount representing interest	(280,489)	(37)

Present value of lease payments	854,831	1,643
Less current portion	(94,154)	(1,188)

Non-current lease obligations	760,677	455

     Total rent expense was EUR 79,204, EUR 74,358 and EUR 67,666 in 2004, 2003 and 2002, respectively.

Cross border leases

     In 1999 and 1998, the Company entered into various cross border lease transactions whereby certain equipment items, mainly switches, were sold to a U.S.-based trust and leased back over certain terms. Concurrent with the inception, the Company entered into Payment Undertaking Agreements (“PUA”) with several counterparties whereby the counterparties agreed to make lease payments on behalf of the Company in exchange for a deposit. The counterparties in the PUAs received upfront payments totaling EUR 509,285 and EUR 113,763 for a portion of the debt assumed in 1999 and 1998, respectively. Interest accruing on the cash deposits matches interest on the debt portion financed through the deposit. In addition to the cash deposits, the Company purchased debt securities, deposited those securities with a custodian and pledged the securities to one of the counterparties in the PUA; the balance is to cover the remaining portion of the present value of the lease obligation not yet covered by the cash deposit made by the Company. The Company then also entered into a swap agreement with that same counterparty swapping the entire cash flows from the securities for cash flows from the portion of the lease payments that the counterparty is obligated to pay under the PUA. As a result of the swap agreement, interest income on the securities matches interest expense on the lease.

     In 1999, mobilkom austria entered into similar cross border lease transactions whereby certain equipment items (mainly transceiver stations, base station controllers and location registers) were sold to four U.S.-based trusts and leased back over certain terms.

     In 2001, the Company entered into a cross border lease transaction whereby certain equipment items, mainly switches were leased to a U.S.-based trust and leased back over certain terms. Concurrent with the inception, the Company entered into PUAs with several counterparties whereby the counterparties agreed to make lease payments on behalf of the Company in exchange for the upfront lease payments received under the head lease. The counter-

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

parties in the PUAs received upfront payments totaling EUR 200,526 for a portion of the debt assumed in 2001. In addition to the PUAs the Company provided a loan of EUR 66,554 to the U.S.-based trust. Interest accruing on the PUAs and the loan match interest on the debt portion.

     The difference between the cash proceeds from the sale and the present value of the future minimum lease payments represents a gain on the sale of a tax benefit. The net cash effect resulting from these transactions was a gain from the sale of the tax benefits which amounted to EUR 14,547, EUR 44,437 and EUR 7,337 in 2001, 1999 and 1998, respectively. The Company is amortizing these amounts over the term of the lease. The cash deposits, the securities purchased in connection with the PUAs and the upfront payments received for the head lease and the lease obligations are recorded separately on the balance sheets as the Company has not been released from their obligation under the lease and a legal right to offset does not exist. Accordingly, interest income and expenses in an equal amount totaling EUR 58,243, EUR 65,669 and EUR 70,634 have been recognized in 2004, 2003 and 2002, respectively.

     Total assets and liabilities recorded in connection with the cross border leases are as follows:

At December 31,	2004	2003
Securities held-to-maturity, non-current	115,883	119,793
Other assets	738,948	834,910

Total assets in connection with cross border leases	854,831	954,703
Of which current	94,297	94,517
Lease obligations	854,831	954,703
Of which current	94,154	93,725

     In 2001, two banks issued letters of credit to the trust for the liabilities of the Company. As of December 31, 2004, these letters of credit totaled EUR 67,741.

(18)	EMPLOYEE BENEFIT OBLIGATIONS

     Long-term liabilities for employee benefits consist of the following:

At December 31,	2004	2003
Contractual termination benefits	19,394	31,932
Service awards	44,418	46,870
Severance	37,096	67,606
Pensions	9,076	9,552

Total	109,984	155,960

Contractual termination benefits

     In June 2000, June 1999 and in November 1997, the Company offered voluntary retirement incentive programs (“VRIPs”) to civil servants who cannot be terminated involuntarily. Under the terms of these programs employees that accept voluntary retirement are eligible to receive these payments until the day of retirement. An obligation for VRIPs was recognized when the eligible civil servant accepted the offer. The present value of the

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

obligation is determined based on current compensation levels and the law. An annual increase of 2.5% for future years and a discount rate of 4.5% are used. VRIPs are not funded.

     On January 1, 2002 a law was enacted that covers civil servants over the age of 55 by a governmental retirement plan with the effect of reducing the Company’s obligation under the VRIPs. Following that law the Company reversed EUR 1,358 and EUR 26,802 of these accruals in 2004 and 2003, respectively. As of December 31, 2004, the accrual for the VRIPs relates to 118 employees. In connection with VRIPs the Company made payments of EUR 5,365, EUR 69,634 and EUR 95,262 during 2004, 2003 and 2002, respectively.

     Expenses as well as the reversals of accruals are reflected as a reduction of employee costs in the accompanying consolidated statement of operations.

Actuarial assumptions

     The assumptions used in the measurement of obligations for service awards, severance payments and pensions are shown in the following table:

At December 31,	2004	2003	2002
Actuarial assumptions:
Discount rate	5.0%	5.0%	5.0%
Rate of compensation increase — civil servants.	5.0%	4.0%	3.7%
Rate of compensation increase — other employees	4.0%	2.5%	3.7%
Rate of increase of pensions	1.8%	1.8%	1.1%

Service awards

     Civil servants and certain employees (together “employees”) are eligible to receive service awards. Under these unfunded plans, eligible employees receive a cash bonus after a specified service period. The bonus is equal to two months salary after 25 years of service and four months salary after 40 years of service. Employees with at least 35 years of service when retiring are also eligible to receive a bonus equal to four months salary. The compensation is accrued as earned over the period of service taking into account estimates of employees whose employment will be terminated or who will retire prior to reaching the required service period. All actuarial gains and losses are recognized immediately in the period realized.

     The following table provides the components and a reconciliation of the changes in service awards for the years ended December 31, 2004 and 2003, respectively:

	2004	2003
Accrual at the beginning of the year	46,870	57,862
Service cost	2,149	2,301
Interest cost	2,288	2,814
Recognized actuarial gains	(4,191)	(12,125)
Benefits paid	(2,698)	(3,982)

Accrual at the end of the year	44,418	46,870

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The benefits expected to be paid are shown in the following table:

2005	2,389
2006	2,557
2007	2,497
2008	2,582
2009	2,979
2010-2014	25,355

Severance

     Severance benefit obligations for employees hired before January 1, 2003 are covered by defined benefit plans as described below. Following a legal change, obligations for employees starting to work for the Company in Austria after January 1, 2003 are covered by a defined contribution plan and the Company paid EUR 330 and EUR 119 to this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2004 and 2003, respectively.

     Upon retirement, eligible employees receive severance payments equal to a multiple of their monthly compensation which comprises fixed compensation plus variable elements such as overtime and bonuses. Maximum severance is equal to a multiple of twelve times eligible monthly compensation. Up to three months of benefits are paid upon termination, with any benefit in excess of that amount being paid in monthly installments over a period not exceeding ten months. In case of death, the heirs of an eligible employee will receive 50% of the severance benefits.

     The following tables provide the components of the net periodic benefit cost and a reconciliation of the changes in severance benefit obligations for the years ended December 31, 2004, 2003 and 2002, respectively:

	2004	2003	2002
Service cost	2,853	4,218	3,926
Interest cost	1,467	1,784	1,311
Amortization of unrecognized net obligation	96	310	221
Curtailment loss / settlement	—	1,090	683

Net periodic benefit cost	4,416	7,402	6,141

	2004	2003
Projected benefit obligation at the beginning of the year.	29,629	36,849
Change in reporting units	—	(587)
Service cost	2,853	4,218
Interest cost	1,467	1,784
Actuarial (gains) losses	8,638	(11,004)
Curtailment loss / settlement	—	1,090
Benefits paid	(1,777)	(2,723)

Projected benefit obligation at the end of the year	40,810	29,627
Unrecognized net actuarial losses	(13,183)	(4,782)

Accrued liability at the end of the year	27,627	24,845
Voluntary severance obligation	9,469	42,761

Total accrued severance liabilities at the end of the year	37,096	67,606

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The benefits expected to be paid are shown in the following table:

2005	12,196
2006	1,904
2007	2,012
2008	2,247
2009	2,274
2010-2014	13,821

     The liability for voluntary severance payments relates to individuals who are generally not entitled to severance payments, but have accepted a special offer by the Company to receive severance payments for voluntary termination of employment.

     The Austrian government offered to civil servants of a certain age an early retirement at reduced future pension payments. The Company offered these eligible employees additional severance payments to further encourage the acceptance of the government offer. The Company incurred a legal obligation to civil servants making use of this opportunity and recorded expenses of EUR 19,315 and EUR 47,308 in the year ended December 31, 2004 and 2003, respectively. Telekom Austria does not expect any future liabilities in addition to these accruals. Due to this offer the Company’s workforce was reduced by 470 and 650 civil servants in 2004 and 2003, respectively.

Pensions

Defined contribution pension plans

     Pension benefits are generally provided by social security for employees and by the government for civil servants in Austria. The Company is required to assist in funding the Austrian government’s pension and health care obligations to the Company’s current and former civil servants and their surviving dependents. The Company was legally obligated to make annual contributions to the Austrian government for active civil servants. These contributions gradually increased from 27.5% in 2000 to 30.1% in 2004. Beginning in October 2005 the contribution will be reduced to 28.3%. Contributions to the government, net of the share contributed by civil servants, were EUR 46,854, EUR 51,520 and EUR 52,647 in 2004, 2003 and 2002, respectively.

     In 2000 and 1999, the Company sponsored a defined contribution plan covering substantially all employees of one subsidiary. In 2001, this plan was also offered to the employees of Telekom Austria and all its other Austrian subsidiaries. The Company’s contributions to this plan are based on a percentage of the compensation not exceeding 5% of the salaries. The annual cost of this plan amounted to approximately EUR 9,154, EUR 9,082 and EUR 6,961 in 2004, 2003 and 2002, respectively.

Defined benefit pension plan

     The Company provides defined benefits for certain former employees. All of such employees are retired and were employed prior to January 1, 1975. This unfunded plan provides benefits based on a percentage of salary and on years employed, not exceeding 80% of the salary before retirement including the pension provided by social security.

     The Company uses the projected unit credit method to determine pension cost for financial reporting purposes. In conjunction with this method the Company amortizes actuarial gains and losses using the corridor method.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The pension benefits for 2004, 2003 and 2002 are shown in the following table:

	2004	2003	2002
Interest cost	363	396	424
Amortization of actuarial gain	(90)	(64)	(50)
Amortization of unrecognized transition obligation	—	343	343

Net periodic pension benefit cost	273	675	717

     The following table provides a reconciliation of the changes of benefit obligations for the years ended December 31, 2004 and 2003, respectively:

	2004	2003
Projected benefit obligation at the beginning of the year	7,618	8,327
Interest cost	363	396
Actuarial gains	(582)	(273)
Benefits paid	(749)	(832)

Projected benefit obligation at the end of the year	6,650	7,618
Unrecognized net gain	2,426	1,934

Accrued pension liability	9,076	9,552

     The benefits expected to be paid are shown in the following table:

2005	683
2006	656
2007	629
2008	601
2009	573
2010-2014	2,424

(19)	OTHER LIABILITIES AND DEFERRED INCOME

     The Company’s other long-term liabilities and deferred income consist of:

At December 31,	2004	2003
Asset retirement obligation	38,042	23,262
Unamortized balance on sale of tax benefit	37,349	44,461
Deferred tax liabilities	19,721	12,773
Financial Instruments	—	15,515
Other	15,392	11,618

Total	110,504	107,629

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(20)	STOCK BASED COMPENSATION

In 2000, the Company launched a stock option plan (Stock Option Plan 2000), under which all exercisable options were exercised in the year ended December 31, 2004. In 2004, the company launched a succeeding stock option plan under modified conditions. The new stock option plan (Stock Option Plan 2004) consists of three tranches, of which one tranche has been granted in the year ended December 31, 2004. The Company reported an expense of EUR 8,736 from the Stock Option Plan 2000 and EUR 4,521 from the Stock Option Plan 2004 in the year ended December 31, 2004.

Stock Option Plan 2000 (2000 plan)

     On October 4, 2000, the shareholders of Telekom Austria approved stock option plans for employees of the Company, which expired on February 27, 2004. Under this plan, the Company granted a total of 4,686,881 options, each of which entitled eligible grantees upon exercise of the option to receive at their choice either cash or shares equal to the difference between the average quoted price of Telekom Austria stock during the five trading days preceding the exercise and the IPO price of Euro 9. The options granted were exercisable on specific dates between May 31, 2002 and February 27, 2004, as long as the average share price during the five days prior to exercise exceeded the initial public offering price of Euro 9 by 30% or more. As the stock price in the years ended 2003 and 2002 did not exceed the hurdle, no compensation expense was recorded for these years.

     However, as of February 27, 2004, the average share price had exceeded the Initial Public Offering price by more than 30% for five consecutive days. Therefore, 3,230,718 options became exercisable and compensation expense of EUR 8,736, excluding related payroll taxes and social contributions, was recorded in the year ended December 31, 2004.

     The following table shows stock option activity under the 2000 Plan for the years ended December 31, 2004, 2003 and 2002, respectively:

	2004	2003	2002
Outstanding as of January 1	3,268,850	3,432,927	3,953,693
Granted	—	—	—
Forfeited	(38,132)	(164,077)	(520,766)
Exercised	(3,230,718)	—	—
Outstanding as of December 31	—	3,268,850	3,432,927
of which exercisable as of December 31	—	—	—

Stock Option Plan 2004 (2004 plan)

     Based on an authorization of the Annual General Meeting, the Supervisory Board of Telekom Austria approved the 2004 plan for members of the Management Board and senior members of management on April 16, 2004. Under this plan, the Company may grant a total of 10,000,000 options in three tranches between April 2004 and April 2006. Each tranche has to be approved separately by the Supervisory Board and has a vesting period of twelve months or longer and an exercise period of approximately three years. To be eligible to receive options, plan members must hold a continuous investment in Telekom Austria shares until the options are exercised. In addition, in order for the stock options to vest, certain performance must be achieved by the Company based on basic earnings per share adjusted for certain effects (“the hurdle”). The hurdle will be determined annually for each subsequent tranche of options and must be approved by the Supervisory Board. Each option entitles the holder to receive, at the Company’s choice, either shares at the exercise price or cash equal to the difference between the quoted market price

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

of the Company’s shares on the date of the option’s exercise and the exercise price. The exercise price is defined as the average quoted closing price of Telekom Austria stock during a period of twenty trading days ending two days before the granting of options. One option is convertible into one share. If one year’s hurdle is not met, options will accumulate until the hurdle of the next tranche is achieved provided that it is set higher than the original hurdle. The vesting period is adjusted until the next tranche becomes exercisable.

     The accounting assumes a settlement in stock, as it is the Company’s choice to settle the options either in shares or in cash. The compensation expense is measured based on the fair value of the options at grant date and recognized over the service period on a straight-line basis. The fair value estimation is based on the binomial option pricing model applying the following parameters:

Stock option plan
2004
Expected average dividend per share	Euro 0.25
Expected volatility	25%
Risk-free interest rate range	2.053% — 4.280%
Expected first exercise date	April 20, 2005
Expected expiry date	May 30, 2008
Fair value per option	Euro 2.73

     On April 19, 2004 the first tranche of 2,539,480 options was offered to the eligible employees. The exercise price of the first tranche is EURO 11.92 and for every 15 options awarded an eligible employee must hold one ordinary share until exercise. Subsequent to the fulfillment of this holding condition 2,392,925 options were granted to the eligible employees, of which 384,000 options were granted to the members of the Management Board. The first tranche has a vesting period of twelve months from the grant day and an exercise period of three years after becoming exercisable. The fair value of the options as of grant day amounted to EUR 6,340 and the Company recognized compensation expense from the first tranche amounting to EUR 4,521, excluding related payroll taxes and social contributions, for the year ended December 31, 2004. The fair value calculation was based on an expected forfeiture rate of 2.95% per year. The hurdle set for the first tranche was met as of December 31, 2004.

     The following table shows stock option activity under the 2004 plan for the year ended December 31, 2004:

2004
Outstanding as of January 1	—
Granted	2,392,925
Forfeited	(29,000)
Outstanding as of December 31	2,363,925
of which exercisable as of December 31	—

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(21)	INCOME TAXES

     Income before income taxes, minority interests and cumulative effect of a change in accounting principle is attributable to the following geographic locations:

	2004	2003	2002
Domestic	281,477	186,197	33,710
Foreign	68,603	46,360	10,101

Total	350,080	232,557	43,811

     Income tax expense attributable to income before income taxes, minority interests and cumulative effect of a change in accounting principle for the years ended December 31, consisted of the following:

	2004	2003	2002
Current
Domestic	22,266	8,899	1,097
Foreign	14,800	14,511	5,771

	37,066	23,410	6,868

Deferred
Domestic	84,491	52,506	15,627
Foreign	629	7,120	3,617

	85,120	59,626	19,244

Total	122,186	83,036	26,112

     Benefits of operating loss carryforwards of EUR 594, EUR 1,818 and EUR 8,641 were included in the deferred tax expense for the years ended December 31, 2004, 2003 and 2002, respectively.

     The table below provides information on total tax allocation in the financial statements:

	2004	2003	2002
Continuing operations	122,186	83,036	26,112
Reduction of intangible assets	(13,303)	—	—
Other comprehensive income	1,412	2,787	1,024
Additional paid in capital	2,455	451	424

	112,750	86,274	27,560

Tax for cumulative effect of change in accounting principle	—	(6,071)	—

	112,750	80,203	27,560

     On May 6, 2004 the Austrian National Council passed a tax reform, which became effective as of January 1, 2005. Among other regulations, the reform reduces the corporate tax rate from 34 % to 25%, which leads to an overall tax expense of EUR 21,799 from revaluation of the deferred tax assets and liabilities as of December 31, 2004. In 2004, the Company reassessed a valuation allowance that was established at the time of the 3G Mobile business combination and based on that assessment, reduced the valuation allowance by EUR 16,143. Of this amount, EUR 13,303 was used to reduce intangible assets acquired from this acquisition. The balance of EUR 2,840 net of the effect of change in tax rate of EUR 5,811 was credited to the income tax expense.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The following table shows the principal components for the difference between the reported income tax expense and the amount of income tax expense that would result from applying the Austrian statutory income tax rate to income before income taxes, minority interests and cumulative effect of a change in accounting principle:

	2004	2003	2002
Income tax expense at statutory rate	119,027	79,069	14,896
Foreign tax rate differential	(9,874)	(7,053)	(2,125)
Non-deductible expenses	2,879	3,792	335
Tax incentives	(3,450)	(3,673)	(3,626)
Tax free income from investments	(185)	(563)	(1,163)
Tax rate differential on equity in earnings of affiliates	—	—	(1,389)
Non-deductible goodwill amortization and impairment charges	—	—	4,388
Change in valuation allowance	(5,566)	7,724	11,008
Effect of change in tax rate	21,799	—	—
Other	(2,444)	3,740	3,788

Income tax expense	122,186	83,036	26,112

Effective income tax rate	34.9%	35.7%	59.6%
Effective income tax rate excluding effect of change in tax rate	28.7%

     Non-deductible expenses mainly consist of interest expenses on shareholder loans and representation expenses. Tax incentives principally consist of research incentives and other government grants.

     In 2004 the valuation allowance decreased by EUR 28,075. That primarily resulted from the reduction of intangible assets of EUR 13,303, related taxes thereon of EUR (4,523) and the effect of a change in the tax rate of EUR 11,642. In 2003, the valuation allowance increased by EUR 65,425 of which EUR 57,868 resulted from business combinations and had no impact on the income statement. In 2002, the valuation allowance increased as a change in circumstances caused a change in judgment about the realizability of the related deferred tax asset in future years.

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31 are shown below.

	2004	2003
Deferred tax assets
Goodwill	13,510	34,846
Deferred deduction for write downs of investments in subsidiaries	34,565	63,219
Operating loss carryforwards	99,223	227,956
Assets held for sale	14,734	—
Long-term debt	655	6,614
Other liabilities	11,342	10,484
Accrued liabilities	3,173	407
Employee benefit obligations	2,690	3,745
Other	12,658	7,869

Total deferred tax assets	192,550	355,140
Valuation allowance	(53,564)	(81,639)

Deferred tax assets, net of valuation allowance	138,986	273,501

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

	2004	2003
Deferred tax liabilities
Property, plant and equipment	(17,449)	(30,244)
Long-term investments	(84)	(8,690)
Other intangible assets	(54,693)	(97,347)
Accrued liabilities	—	(350)
Other assets	—	(5,277)
Other	(7,220)	(8,093)

Total deferred tax liabilities	(79,446)	(150,001)

Net deferred tax asset	59,540	123,500

     The net deferred tax asset decreased by EUR 63,960 in the year ended December 31, 2004. Of this, EUR 13,303 related to a reduction of intangible assets and EUR (833) related mainly to foreign exchange differences had no impact on the income statement. EUR 8,690 were reclassified to deferred tax credits for losses incurred on inter-company transactions. The Company recorded a deferred tax expense of EUR 85,120 in 2004.

     At December 31, 2004, the Company had approximately EUR 398,794 of operating loss carryforwards. Of these, EUR 99,380 relate to foreign subsidiaries and are not available for use in Austria. Of these loss carryforwards relating to foreign subsidiaries, EUR 98,933 have expiration dates as follows:

Years	Amount
2005	26,481
2006	39,832
2007	24,926
2008	7,694

Total	98,933

     The remaining amount of operating loss carryforwards are in Austria and do not expire. In Austria the annual usage is limited to 75% of the taxable income for that year.

     In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2004 the Company has recognized a net deferred tax asset of EUR 60,466 related to the operations in Austria. In order to realize this deferred tax asset the Company will need to generate future taxable income exclusive of reversing taxable temporary differences of approximately EUR 322,486 over an indefinite period in Austria.

     Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences and operating loss carryforwards net of valuation allowances. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

     During the years ended December 31, 2004 and 2003 deferred tax benefits of EUR 9,356 excluding the effect of change in tax rate of EUR 5,996 and deferred tax expenses of EUR 6,560, respectively, were recognized as adjustments to the valuation allowance because of a change in circumstances that caused a change in judgement about the realizability of the related deferred tax asset in future years.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(22)	FINANCIAL INSTRUMENTS

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

     The Company uses various types of financial instruments including derivative financial instruments in the normal course of business for purposes other than trading.

     By their nature, all such instruments involve risk, including market risk and credit risk of nonperformance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheets. However, at December 31, 2004 and 2003, in management’s opinion the probability of nonperformance of the counterparties in these financial instruments was remote.

Credit risk

     The Company monitors its exposure to credit risk. The Company does not have any significant exposure to any individual customer or counterparty, nor does it have any major concentration of credit risk related to any financial instrument other than noted in the section concerning the concentration of credit risk in significant accounting policies.

     In order to reduce the risk of nonperformance by the other parties to swap agreements, the contracts are subject to the Swap Dealer Agreements.

Market risk

     Market risk is monitored by using value-at-risk models for interest rate as well as currency risk for the long-term debt and derivative portfolios.

Information with respect to cash flow hedges

     Changes in the fair value of interest rate swaps designated as hedging instruments of variability of cash flows associated with variable rate long-term debt are reported in accumulated other comprehensive income. These amounts are subsequently classified into financial income as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings. In 2004 and 2003, respectively, no hedge ineffectiveness occurred.

Interest rate swap agreements

     In the years 1995 to 1997 the Company entered into interest rate swaps to reduce the aggregate exposure to changes in floating interest rates and fair market value fluctuations of the debt portfolio. Fixed interest rate payments as of December 31, 2004, ranged from 5.0% to 7.7%. Floating-rate payments are based on rates tied to different inter-bank offered rates.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     In line with its risk policy the Company entered into fixed to floating interest rate swaps in 2003. The floating rate is based on EURIBOR and enables the company to benefit from current low short-term interest rates.

     The following table indicates the types of swaps in use at December 31, 2004 and 2003, and their weighted-average interest rates and the weighted-average remaining terms of the interest rate swap contracts. Average variable rates are those in effect at the reporting date and may change significantly over the lives of the contracts:

	2004	2003
Variable to fixed swaps in EUR
Notional amount in EUR	145,346	181,682
Average receive rate	2.26%	2.25%
Average pay rate	6.66%	6.47%
Average maturity in years	0.4	1.4

Fixed to variable swaps in EUR
Notional amount in EUR	300,000	300,000
Average receive rate	5.00%	5.00%
Average pay rate	3.02%	2.96%
Average maturity in years	8.5	9.5

Variable to fixed swaps in Japanese Yen (“JPY”)
Notional amount in JPY	—	10,000,000
Notional amount in EUR	—	74,047
Average receive rate	—	0.005%
Average pay rate	—	3.15%
Average maturity in years	—	0.5

Foreign exchange agreements

     The Company entered into foreign currency denominated loans because of low interest rates connected to loans denominated in Swiss Francs (“CHF”). The use of cross currency swaps allows the Company to reduce the exposure to the risk of adverse changes in exchange rates. Fixed interest rates as of December 31, 2004, range from 7.6% to 7.7%.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     The following table indicates the types of foreign exchange agreements in use at December 31, 2004 and 2003, and if applicable their weighted-average interest rates, the weighted-average remaining terms and the respective exchange rates of the contracts:

	2004	2003
Cross Currency Swaps EUR — CHF
Notional amount in EUR	176,635	176,635
Notional amount in CHF	300,000	300,000
Average receive rate — CHF	5.47%	5.47%
Average pay rate — EUR	7.65%	7.65%
Average maturity in years	0.4	1.4

Cross Currency Swaps EUR — JPY
Notional amount in EUR	—	73,554
Notional amount in JPY	—	10,000,000
Average receive rate — JPY	—	3.15%
Average pay rate — EUR	—	6.41%
Average maturity in years	—	0.5

Forward exchange contracts — US $
Notional amount in EUR	4,399	2,862
Notional amount in US $	5,700	3,350
Forward exchange rate (weighted)	1.30	1.17
Exchange rate as of the balance sheet date	1.36	1.26
Longest term of the contracts	April 2005	February 2004

     The notional amounts of the derivative instruments above do not represent amounts exchanged by the parties and, therefore, are not a measure of our exposure. The Company’s exposure is limited to the fair value of the contracts with a positive fair value plus interest receivable, if any, at the reporting date.

     The following table summarizes the fair values of financial instruments:

	2004		2003
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial instruments
Cash	288,195	288,195	201,926	201,926
Accounts receivable — trade	408,820	408,820	429,919	429,919
Accounts receivable — sold	173,350	173,350	129,953	129,953
Balances due from related parties	85	85	1,549	1,549
Accounts payable — trade	(534,498)	(534,498)	(589,368)	(589,368)
Payables to related parties	(22,924)	(22,924)	(26,657)	(26,657)
Securities held-to-maturity	120,946	133,865	124,951	141,547
Securities available-for-sale	19,656	19,656	19,344	19,344
Long-term debt	(1,647,171)	(1,772,904)	(2,342,288)	(2,423,348)

Derivative financial instruments
Interest rate swap agreements	(17,294)	(17,294)	(19,582)	(19,582)
Cross currency swap agreements	15,849	15,849	13,065	13,065
Foreign currency forward contract	(216)	(216)	(180)	(180)

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(23)	SHAREHOLDERS’ EQUITY

Share Capital

     At the Annual General Meeting on June 3, 2004 the Management Board was authorized to issue convertible bonds, which grant the holders subscription and/or conversion rights of up to 90,000,000 shares. The authorization was given for a period of 5 years from the day of authorization, ending in 2009.

     In addition, the Management Board was authorized to increase the share capital by up to EUR 109,050 by issuing 50,000,000 ordinary shares to holders of convertible bonds to the extent that they exercise their subscription and/or conversion rights.

     At the Annual General Meeting on June 4, 2003, the Management Board was authorized to increase the share capital by up to EUR 21,810 in order to provide employee stock options for a period of five years, ending 2008. The share issue is subject to approval by the Supervisory Board. Based on this authorization and following the relevant approvals by the Supervisory Board, the Management Board decided (i) to increase conditionally the share capital by up to EUR 6,543 by issuing up to 3,000,000 shares in order to settle the options granted in the first tranche of the Stock Option Plan 2004 (see note (20)) on March 23, 2004 and (ii) to increase conditionally the share capital by up to EUR 7,415 by issuing up to 3,400,000 shares in order to settle the options granted in the second tranche of the Stock Option Plan 2004 on December 13, 2004 (see note (30)).

Dividend Payment

     On June 3, 2004 the shareholders approved at the Annual General Meeting of the company a dividend distribution of Euro 0.13 per share. The overall dividend payment totaled EUR 64,578 and was distributed on June 15, 2004.

     The net income of Telekom Austria AG amounts to EUR 412,683. According to Article 126 of the Stock Corporation Act, the Supervisory Board and the Management Board decided to transfer an amount of EUR 271,931 out of Telekom Austria AG 2004 net income of EUR 412,683 to retained earnings, resulting in unappropriated profits of EUR 145,882. The Management Board and Supervisory Board plan to propose to the shareholders at the Annual General Meeting to distribute from unappropriated earnings a dividend totaling EUR 118,499 or Euro 0.24 per share.

Treasury stock

     At the Annual General Meeting on June 3, 2004, the Management Board was authorized to acquire treasury stock to the maximum extent legally permitted at a minimum price of Euro 9 and a maximum price of Euro 18 per share during a period of 18 months, ending December, 2005. The Management Board was empowered to either retire these shares or to use them to satisfy obligations under the stock option programs described in note (20) and obligations resulting from the issue of convertible bonds. The Management Board was also authorized to use the treasury stock as a consideration for company acquisitions.

     On February 27, 2004, the Company exercised its 3,326,881 American call options on treasury stock which were acquired during the Initial Public Offering in November 2000 to limit the Company’s exposure under the stock option plan that expired on February 27, 2004. The strike price of each call option was Euro 9. Following the exercise of the American call option, the Company held 3,326,881 shares in treasury, 0.67% of its share capital, and

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

available for issuance to employees under the employee stock option plan, of which 3,230,718 had been awarded and were exercisable by employees. During the year ended December 31, 2004, 89,748 options were exercised by employees at the exercise price of Euro 9. The remaining option holders elected to receive cash for the difference between the exercise price and the average quoted price of Telekom Austria stock.

     Furthermore, the Company acquired 3,018,561 shares of treasury stock at an average purchase price of Euro 11.34 in the year ended December 31, 2004.

     As a result of these transactions the Company holds 6,255,694 shares in treasury at an average purchase price of Euro 10.13 per share reported as a reduction to shareholders’ equity in the amount of EUR 63,353.

Earnings per share

     Basic earnings per share and diluted earnings per share for the years ended December 31, 2004 and 2003 is calculated as follows:

	2004	2003
Net Income of the year ended December 31	227,263	134,241
Weighted average number of common shares outstanding	496,495,378	500,000,000
Dilutive effect of Stock Option Plan 2004	29,449	—
Weighted average number of dilutive shares outstanding	496,524,827	500,000,000

Basic earnings per share	Euro 0.46	Euro 0.27
Diluted earnings per share	Euro 0.46	Euro 0.27

     On April 19, 2004 the first tranche of 2,392,925 options was granted to the eligible employees within the scope of Stock Option Plan 2004 as described in note (20). The dilutive effect of this transaction had no impact on earnings per share, which are reported on the face of the Consolidated Statements of Operations.

Shares held by members of the Management Board

     The members of the Management Board hold shares in the Company as follows:

	Number of shares
	January 1,			December 31,
	2004	Purchased	Sold	2004
Heinz Sundt	12,412	799	(200)	13,011
Boris Nemsic	10,110	—	—	10,110
Stefano Colombo	12,212	—	—	12,212
Rudolf Fischer	12,212	795	—	13,007

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

     For derivatives designed either as fair value or cash flow hedges, changes in the time value of the derivatives are excluded from the assessment of hedge effectiveness and are recorded in earnings. Hedge ineffectiveness, determined in accordance with SFAS No. 133 had no impact on the Company’s earnings for the years ended December 31, 2004 and 2003, respectively. No fair value hedges or cash flow hedges were derecognized or discontinued during the years ended December 31, 2003. In the year ended December 2004 the Company realized a gain of EUR 268 net of income tax.

     The cumulative unrealized gains and losses for hedging activities recorded in other comprehensive income are as follows:

	December 31,	December 31,
	2004	2003
Unrealized Losses
Gross	(4,313)	(10,645)
Less income tax	1,466	3,498

Unrealized net loss, net of income tax	(2,847)	(7,147)

Other comprehensive income

     Other comprehensive income consists of the following items:

	Unrealized gain	Unrealized gain		Accumulated other
	(loss) on	(loss) on hedging	Foreign currency	comprehensive
	securities	activities	translation	income
Balance January 1, 2002	(161)	(13,061)	14,602	1,380
Changes, net of income tax	(687)	2,719	(6,496)	(4,464)

Balance December 31, 2002	(848)	(10,342)	8,106	(3,084)
Changes, net of income tax	2,214	3,195	(10,690)	(5,281)

Balance December 31, 2003	1,366	(7,147)	(2,584)	(8,365)
Realized gain (loss), net of income tax	(2,655)	268	(414)	(3,069)
Changes, net of income tax	1,096	4,032	(4,167)	1,229

Balance December 31, 2004	(193)	(2,847)	(7,165)	(10,205)

Sale of American call option

     The Company had classified the shares issued under this option as permanent equity, since the optional shares were registered, issued and outstanding, and the Company was under no obligation to repurchase any shares unless it desired to do so.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     On November 21, 2000, Telekom Austria purchased 3,832,248 American call options for a premium of EUR 12,527. The expiration date was February 27, 2004. The underlying shares of the American call option were the shares of Telekom Austria AG. The strike and execution price of the call option was Euro 9 and settlement was either physical delivery of the shares or cash, at the request of Telekom Austria. Since the call requires no cash settlement whatsoever by the Company, nor is the Company required to issue any additional shares as a result of exercise, the call was classified as permanent equity in accordance with EITF 00-19.

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

     On February 27, 2004, the Company exercised its 3,326,881 American call options (see Treasury stock).

Restricted earnings

     Under the “Austrian Stock Corporation Act”, retained earnings available for distribution to shareholders are based upon the unconsolidated retained earnings of Telekom Austria AG as reported in its balance sheet determined in accordance with the Austrian Commercial Code.

     The net income of Telekom Austria AG including released untaxed reserves of EUR 48,506 amounts to EUR 412,683.

(24)	REVENUES

Year ended December 31,	2004	2003	2002
Revenues from services	3,810,891	3,726,955	2,931,892
Revenues from sales of merchandise	245,377	242,795	186,172

Total	4,056,268	3,969,750	3,118,064

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

(25)	OTHER OPERATING EXPENSES

Year ended December 31,	2004	2003	2002
Interconnection	452,171	421,787	361,608
Services received	221,952	211,445	111,594
Repairs	177,277	178,256	167,496
Charges from related parties	13,241	15,013	32,980
Advertising and marketing	198,138	198,362	153,737
Rental expenses	79,204	74,358	67,666
Legal and other consulting	40,354	44,451	54,368
Commission expenses	41,301	41,078	25,347
Bad debt expenses	24,707	30,629	39,184
Other support services	109,721	96,684	74,922
Travel expenses	22,302	23,696	23,363
Energy	21,824	21,979	21,285
Other non income taxes	8,023	7,201	8,665
Training expenses	11,657	13,129	11,773
Other	67,352	85,453	51,366

Total	1,489,224	1,463,521	1,205,354

     In accordance with SFAS No. 144, as amended, the net loss from retirement of long-lived assets in 2004, 2003 and 2002 respectively, of EUR 28,788, EUR 41,571 and EUR 18,715 is presented in other operating expenses, other.

(26)	OTHER, net

Year ended December 31,	2004	2003	2002
Foreign exchange losses	(103,572)	(246,883)	(216,261)
Foreign exchange gains	107,081	242,013	211,422
Dividend income	7	48	448
Other	12,140	4,255	6,721

Total	15,656	(567)	2,330

     In other income net impairment charges recorded on investments totaling EUR 716 and EUR 2,840 were recorded for the years ended December 31, 2004 and 2003, respectively. No impairment charges on investments were recorded in 2002.

(27)	COMMITMENTS AND CONTINGENCIES

     On December 17, 2004, the Company entered into option agreements to acquire a 100% share in MobilTel AD. (MobilTel), a Bulgarian provider of mobile communications services. The option fee of EUR 80,000 is payable in the first quarter 2005, provided that MobilTel meets certain financial performance criteria for 2004. In the event that the performance conditions are not met, the company has the right to terminate the agreements without paying

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

option fees. The option entitles the Company to acquire 100% of MobilTel between July 12, 2005 and August 23, 2005 for an expected purchase price of approximately EUR 1,600,000 including the option fees.

     The Company had further purchase obligations amounting to EUR 1,754,300, of which EUR 538,500 is short-term as of December 31, 2004. These obligations include purchase commitments for property, plant and equipment as well as for intangible assets and other non-redeemable contractual commitments such as service agreements and interconnection obligations.

     In the normal course of business the Company is subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to interconnection. Such matters are subject to many uncertainties, and outcomes are not predictable with certainty. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2004. These matters could affect the operating results or cash flows of any one quarter when resolved in future periods. However, management believes that after final disposition, any monetary liability or financial impact to the Company beyond that provided for at yea rend would not be material to its consolidated financial statements.

(28)	CASH FLOW STATEMENT

     Following is a summary of supplemental cash flow information:

Years ended December 31,	2004	2003	2002
Cash paid for
Interest	161,057	182,836	173,940
Income taxes	23,330	16,246	10,558

Cash received for
Interest	8,080	3,128	11,122
Tax refunds	—	—	21

Non cash investing and financing
Dividends	—	—	28,294

(29)	SEGMENT REPORTING

     As of January 1, 2003 management reorganized its operations into three segments: wireline, wireless and other activities. The segment reporting for the year 2002 was reformatted to provide comparable data.

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

     For the year ended December 31, 2004, the segment totals reconcile to the consolidated financial statements as a result of eliminating transactions and balances between consolidated segments. For the years ended December 31, 2002 the reconciliation additionally includes the results of operations of mobilkom austria prior to June 28, 2002 (see note (2)).

			Other	Segment
	Wireline	Wireless	activities	totals	Eliminations	Consolidated
Year ended December 31, 2004
External revenues	2,013,563	2,042,678	27	4,056,268	—	4,056,268
Intersegmental revenues	171,179	82,805	—	253,984	(253,984)	—

Total revenues	2,184,742	2,125,483	27	4,310,252	(253,984)	4,056,268
adj. EBITDA (excl. Impairment charges)	814,328	765,443	(39)	1,579,732	(10,894)	1,568,838
Impairment charges	1,334	—	—	1,334	—	1,334
adj. EBITDA (incl. Impairment charges)	812,994	765,443	(39)	1,578,398	(10,894)	1,567,504
Depreciation and amortization	757,174	358,077	—	1,115,251	(421)	1,114,830
Operating Income	55,820	407,366	(39)	463,147	(10,473)	452,674

Total assets	5,260,231	3,181,735	1,250,869	9,692,835	(2,450,328)	7,242,507
Expenditures for additions to long-lived assets	280,390	267,779	—	548,169	—	548,169

			Other	Segment
	Wireline	Wireless	activities	totals	Eliminations	Consolidated
Year ended December 31, 2003
External revenues	2,029,893	1,939,857	—	3,969,750	—	3,969,750
Intersegmental revenues	167,758	90,344	—	258,102	(258,102)	—

Total revenues	2,197,651	2,030,201	—	4,227,852	(258,102)	3,969,750
adj. EBITDA (excl. Impairment charges)	780,508	727,057	(45)	1,507,520	2,277	1,509,797
Impairment charges	6,825	—	—	6,825	—	6,825
adj. EBITDA (incl. Impairment charges)	773,683	727,057	(45)	1,500,695	2,277	1,502,972
Depreciation and amortization	807,935	325,620	—	1,133,555	(407)	1,133,148
Operating Income	(34,252)	401,437	(45)	367,140	2,684	369,824

Total assets	6,116,105	3,131,630	1,125,178	10,372,913	(2,476,648)	7,896,265
Expenditures for additions to long-lived assets	299,918	300,129	—	600,047	(363)	599,684

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

			Other	Segment		Mobile
	Wireline	Wireless	activities	totals	Eliminations	communications	Consolidated
Year ended December 31, 2002
External revenues	2,090,006	1,819,219	—	3,909,225
Intersegmental revenues	170,005	90,132	—	260,137	not provided

Total revenues	2,260,011	1,909,351	—	4,169,362	(144,348)	(906,950)	3,118,064
adj. EBITDA (excl. Impairment charges)	807,562	649,487	(73)	1,456,976	7,691	(349,109)	1,115,558
Impairment charges	41,871	—	—	41,871	—	—	41,871
adj. EBITDA (incl. Impairment charges)	765,691	649,487	(73)	1,415,105	7,691	(349,109)	1,073,687
Depreciation and amortization	880,971	268,757	—	1,149,728	(196)	(133,220)	1,016,312
Operating Income	(115,280)	380,730	(73)	265,377	7,887	(215,889)	57,375

Total assets	6,428,133	2,832,149	1,007,006	10,267,288	(1,732,950)	—	8,534,338
Expenditures for additions to long-lived assets	343,409	340,009	—	683,418	(2,336)	(129,064)	552,018

     Adjusted EBITDA differs from consolidated net income as a result of the following differences:

	Year
	ended December 31,
	2004	2003	2002
adj. EBITDA (excl. Impairment charges) — segment totals	1,579,732	1,507,520	1,456,976
Impairment charges	(1,334)	(6,825)	(41,871)

adj. EBITDA (incl. Impairment charges) — segment totals	1,578,398	1,500,695	1,415,105
Depreciation and amortization	(1,114,830)	(1,133,148)	(1,016,312)
Interest income	70,016	75,167	88,191
Interest expense	(188,818)	(230,979)	(244,628)
adj. EBITDA — mobilkom austria prior to acquisition	—	—	(349,109)
Equity in earnings of affiliates — mobilkom austria prior to acquisition	—	—	142,906
Equity in earnings of affiliates	552	19,112	(2,363)
Other	4,762	1,710	10,021

Income before taxes, minority interests and cumulative effect of change in accounting principle	350,080	232,557	43,811
Income tax expense	(122,186)	(83,036)	(26,112)
Minority interests	(631)	(3,422)	(4,910)
Cumulative effect of change in accounting principle, net of tax	—	(11,858)	—

Net income	227,263	134,241	12,789

     In 2004, 2003 and 2002, more than 88%, 89% and 90%, respectively, of the revenues generated by the reportable segments relate to operations in Austria. As of December 31, 2004 and 2003, respectively, 90% and 93% of the long-lived assets were located in Austria.

(30)	SUBSEQUENT EVENTS

     In January 2005 the Company launched and placed two bonds with a face value of EUR 500,000 each under the EMTN program (see note (16)). The bonds have a maturity of 5 and 12 years, respectively, and a coupon of 3.375% and 4.250%, respectively. The bonds were issued at a discount including issue cost of EUR 4,533 and EUR 9,567, respectively. The Company entered into an interest rate swap to change the interest of the 5 year bond from fixed to floating.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ’000s)

     Based on the relevant approval by the Supervisory Board the second tranche of 3,398,800 options was offered to the eligible employees under the stock option plan 2004 (see note (20)) on January 19, 2005. The exercise price of Euro 13.98 was defined as the average quoted closing price of Telekom Austria stock during a period of twenty trading days ending two days before the granting of options. The options can be settled either in cash or in shares at the Company’s choice. Vesting of the stock options awarded is based on the performance of basic earnings per share adjusted for certain effects. The options have a vesting period of about 14 months from the grant day and an exercise period of three years after becoming exercisable. The Company is currently evaluating the fulfillment of the holding condition by the eligible employees. The fair value of one option as of the grant day amounted to Euro 2.95.