Form 20-F
period 2005-12-31
TELEKOM AUSTRIA AG
filed 2006-04-10
CIK 1127051

As filed with the Securities and Exchange Commission on April 10, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
Commission file number: 1-15156

TELEKOM AUSTRIA AG
(Exact name of Registrant as specified in its charter)
AUSTRIA
(Jurisdiction of incorporation or organization)
Lassallestrasse 9, 1020 Vienna, Austria (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares,	New York Stock Exchange
representing Common Stock

Common Stock, no par value	Vienna Stock Exchange
New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Stock, no par value	500,000,000
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ☐ Yes ☑ No
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by → Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

i

REFERENCES
     In this annual report “Telekom Austria” or “we” refers to Telekom Austria AG and its consolidated subsidiaries, of which mobilkom austria AG & Co KG and its subsidiaries are a part of. “mobilkom austria” refers to mobilkom austria AG & Co KG. If any other company is being referred to its full name is used. “Wireline segment” comprises Telekom Austria AG and its subsidiaries with the exception of Mobiltel EAD and its subsidiaries, “Wireless segment” comprises mobilkom austria AG & Co KG and Mobiltel EAD and their respective subsidiaries.
FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe”, “intend”, “anticipate”, “plan”, “expect” and similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks described in “Item 3.4. Risk factors”, and elsewhere in this annual report. Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:
•	the level of demand for telecommunications services or equipment, particularly with regard to access lines and subscribers, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction initiatives or other marketing initiatives;

•	the impact of insolvencies of our major customers or suppliers;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new businesses, operating and financial initiatives, many of which involve start-up costs, and new systems and applications;

•	the successful integration of acquired subsidiaries;

•	our ability to secure the licenses we need to offer services and the cost of these licenses and related network infrastructure expansions;

•	the progress and success of our domestic and international investments, joint ventures and alliances;

•	the impact of our new business strategies and transformation processes including the restructuring of operations;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of current and future litigation in which we are or will be involved;

•	the level of demand for our shares which can affect our business strategies;

•	our ability to further reduce our existing workforce;

•	changes in the law including regulatory, civil servants and social security, pensions and tax law;

•	concerns over health risks associated with the use of wireless handsets or radio frequency emissions from transmission masts; and

•	general economic conditions, government and regulatory policies, new legislation and business conditions in the markets we serve.
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
     The following tables present a summary of consolidated financial and operating data for Telekom Austria. The financial data presented in these tables are derived from the consolidated financial statements which have been prepared in accordance with U.S. GAAP and are included elsewhere in this annual report. You should read those sections for a further explanation of the financial data summarized here. For a description of other factors which have affected or may affect our financial results, see “Item 3.4. Risk factors” and “Item 5.1. Overview”.
     Prior to June 28, 2002, Telekom Austria held a 74.999% interest in mobilkom austria AG & Co KG. Due to certain substantive participating rights held by the minority shareholder, Telecom Italia Mobile SpA (the successor of STET Mobile Holding N.V.) Telekom Austria’s investment in mobilkom austria was accounted for under the equity method. On June 28, 2002, we acquired 100% of Autel Beteiligungs GmbH, which held a 25.001% stake in mobilkom austria AG & Co KG, from Telecom Italia Mobile SpA, bringing our total interest in mobilkom austria AG & Co KG to 100%. Consequently, we have consolidated the Wireless segment effective June 28, 2002. The consolidated statement of operations for the year ending December 31, 2002 reflects Telekom Austria’s equity in earnings of mobilkom austria group through June 28, 2002 and mobilkom austria group’s results of operations for the period June 28, 2002 until December 31, 2002.
     The consolidated financial statements for the year ended December 31, 2001 have been audited in accordance with auditing standards generally accepted in the United States of America by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and Grant Thornton — Jonasch & Platzer Wirtschaftsprüfungs- und Steuerberatungsgesellschaft-OHG. The consolidated financial statements of Telekom Austria for the years ended December 31, 2002, 2003 and 2004 have been audited in accordance with auditing standards generally accepted in the United States of America by KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. The consolidated financial statements of mobilkom austria group for the years ended December 31, 2002 and 2003 have been audited in accordance with auditing standards generally accepted in the United States of America by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH. The consolidated financial statements of Telekom Austria for 2005 have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH.

     Totals in the following tables may differ from the sum of their components as a result of rounding effects.

	Year ended December 31,
	2005 (6)	2004	2003	2002	2001
	(in EUR millions, except per share information)
Consolidated statements of operations:
Operating revenues (1) (2) (3)	4,377.3	4,056.3	3,969.8	3,118.1	2,659.7
Operating expenses:
Materials	(346.5)	(324.5)	(297.1)	(196.4)	(71.9)
Employee costs, including benefits and taxes (4)	(679.0)	(673.7)	(699.3)	(600.7)	(619.1)
Depreciation and amortization	(1,119.8)	(1,114.8)	(1,133.2)	(1,016.3)	(904.1)
Impairment charges	(17.4)	(1.3)	(6.8)	(41.9)	(145.1)
Other operating expenses	(1,594.6)	(1,489.3)	(1,463.6)	(1,205.4)	(1,114.9)

Total operating expenses	(3,757.3)	(3,603.6)	(3,600.0)	(3,060.7)	(2,855.1)

Operating income (loss)	620.0	452.7	369.8	57.4	(195.4)
Other income (expense):
Interest income	89.1	70.0	75.2	88.2	82.7
Interest expense	(198.2)	(188.8)	(231.0)	(244.6)	(241.0)
Dividend income	0.0	0.0	0.0	0.0	2.2
Equity in earnings of affiliates	0.6	0.6	19.1	140.5	195.4
Other, net	12.0	15.6	(0.5)	2.3	(44.0)

Income (loss) before income taxes and minority interests	523.5	350.1	232.6	43.8	(200.1)
Income tax benefit (expense)	(106.4)	(122.2)	(83.1)	(26.1)	94.9
Minority interests	(0.0)	(0.6)	(3.4)	(4.9)	0.6

Income before extraordinary items and cumulative effect of change in accounting principle	417.1	227.3	146.1	12.8	(104.6)
Cumulative effect of change in accounting principle	—	—	(11.9)	—	—

Net income (loss)	417.1	227.3	134.2	12.8	(104.6)

Basic and fully diluted earnings (loss) per share	0.85	0.46	0.27	0.03	(0.21)
Basic and fully diluted earnings (loss) per share excluding cumulative effect of change in accounting principle	0.85	0.46	0.29	0.03	(0.21)

	Year ended December 31,
	2005 (6)	2004	2003	2002	2001
	(in EUR millions)
Consolidated cash flow data:
Cash generated from operations	1,513.7	1,304.7	1,219.9	1,171.4	842.4
Cash used in investing activities	(1,780.9)	(509.3)	(643.9)	(1,175.9)	(453.2)
Cash from (used in) financing activities	96.2	(704.9)	(406.8)	1.8	(380.7)
Effect of exchange rate differences	(0.4)	(4.2)	5.4	3.6	0.1

Net increase (decrease) in cash and cash equivalents	(171.4)	86.3	174.6	0.9	8.7

	At December 31,
	2005 (6)	2004	2003	2002	2001
	(in EUR millions)
Consolidated balance sheet data:
Assets:
Current assets	1,204.6	1,273.9	1,124.8	865.2	839.2
Property, plant and equipment, net	3,774.6	3,888.7	4,457.7	5,000.7	4,591.8
Intangible assets, net (5)	2,581.7	1,263.9	1,309.6	1,316.6	80.7
Investments	160.5	136.8	147.2	171.3	682.2
Other assets and deferred tax assets	690.5	679.2	857.0	1,180.5	1,315.5
Due from related parties (long-term)	—	—	—	—	218.0

Total assets	8,411.9	7,242.5	7,896.3	8,534.3	7,727.3

Liabilities:
Current liabilities	1,919.2	1,872.1	1,789.7	2,531.0	1,680.1
Long-term debt, net of current portion	2,557.7	1,647.2	2,342.3	2,079.9	2,005.2
Lease obligations, net of current portion	817.9	761.1	861.3	1,076.4	1,086.9
Employee benefit obligations	107.3	110.0	156.0	232.5	378.1
Other liabilities and deferred income taxes	140.3	110.5	107.6	105.0	76.6

Total liabilities	5,542.4	4,500.9	5,256.9	6,024.8	5,226.9
Stockholders’ equity	2,869.5	2,741.6	2,639.4	2,509.5	2,500.4

Total liabilities and Stockholders’ equity	8,411.9	7,242.5	7,896.3	8,534.3	7,727.3

	At December 31,
Other data:	2005 (6)	2004	2003	2002	2001
Wireline (in thousands)
Fixed access lines	2,801.9	2,906.7	3,010.8	3,097.3	3,166.9
Fixed access channels	3,433.7	3,570.7	3,684.2	3,762.3	3,806.2
Internet customers in Austria	1,424.2	1,187.0	1,026.6	846.5	666.4
thereof ADSL customers	468.5	298.4	207.6	143.1	86.4
Customers Czech On Line	187.9	247.1	279.4	275.3	238.2
Wireless customers (in thousands)
Austria	3,392.2	3,273.6	3,163.2	3,001.4	2,849.9
Bulgaria	3,594.2	n.a.	n.a.	n.a.	n.a.
Croatia	1,612.9	1,308.6	1,210.5	1,097.8	855.7
Slovenia	359.6	363.3	361.5	350.0	269.6
Liechtenstein	4.2	3.5	2.5	2.0	1.3

Total	8,963.1	4,949.0	4,737.7	4,451.2	3,976.5

Full-time equivalent employees, including mobilkom austria group (year-end) (2)	15,595	13,307	13,890	14,951	16,586

(1)	In 2003, the Austrian Supreme Court ruled that no contractual relationship exists between value added service providers (VASP) and Telekom Austria, with the contractual relationship being established directly between the VASP and the customers. We are no longer considered the primary obligor and ceased reporting revenues on a gross basis beginning on October 1, 2003. Had the ruling been in effect for all of 2003, 2002 and 2001, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45.9 million, EUR 51.2 million, and EUR 41.4 million, respectively. This change had no impact on operating income.
(2)	On June 28, 2002 we acquired the remaining 25.001% of mobilkom austria AG & Co KG from Telecom Italia Mobile International, which also held certain blocking rights that precluded us from consolidating mobilkom austria group in prior years. Our consolidated figures now include mobilkom austria group’s results of operations since June 28, 2002 and are therefore not directly comparable with previous years.
(3)	Effective January 1, 2002, the Austrian regulatory authority approved a change in the way interconnection charges between Austrian alternative service providers are billed and collected. As a result of the change Telekom Austria is no longer a party to such transactions. Had the new regulation been in place during 2001, revenues and operating expenses in the Wireline segment would have been lower by EUR 257.2 million. This change had no impact on operating income.
(4)	In the Wireline segment in 2003, a one-time charge in connection with the early retirement of civil servants increased employee costs by EUR 47.3 million. This was partially compensated by the release of accruals for contractual termination benefits of EUR 26.8 million in 2003. For further information see note (18) of the accompanying consolidated financial statements.
(5)	In 2002, net intangible assets increased significantly to EUR 1,316.6 million due to the addition of goodwill, licenses, brand names and subscriber base relating to the acquisition and consolidation of mobilkom austria group.
(6)	Starting from July 12, 2005, we included the results of operations of Mobiltel AD in our consolidated financial statements (see note (2) of the accompanying consolidated financial statements).

3.2. DIVIDENDS
     The following table sets forth the annual dividends declared and paid per share based on 491.1 million shares outstanding with respect to the financial year 2004, 496.8 million shares outstanding with respect to the financial year 2003 and 500 million shares outstanding with respect to the financial years 2002 and 2001. Dividend amounts have been converted into U.S. dollars based at the noon buying rate on the respective dividend payment dates.

For the fiscal year	Dividends declared and paid per share
	EUR	USD
2001	—	—
2002	—	—
2003	0.13	0.16
2004	0.24	0.29
     We did not pay dividends for 2001 and 2002. For fiscal year 2003 and 2004, we paid an aggregate cash dividend of EUR 64.6 million in 2004 and EUR 117.9 million in 2005, respectively. Under Austrian law, we may pay dividends only from net income as shown in the annual financial statements of Telekom Austria AG prepared under Austrian GAAP. The Management Board and Supervisory Board plan to propose to the shareholders at the annual general meeting on May 23, 2006 a distribution from unappropriated earnings of EUR 0.55 per no par value share.
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
     Cash dividends payable to the holders of shares listed on the Vienna Stock Exchange will be paid to an Austrian bank — which will be selected and announced in due time prior to our annual general meeting (AGM) on May 23, 2006 — as paying agent, in euro for disbursement to shareholders. Cash dividends payable to holders of American Depository Shares (ADS) listed on the New York Stock Exchange will be paid to The Bank of New York, which will convert the dividends into U.S. dollars, at the rate of exchange applicable on the date such dividends are paid, for disbursement to such holders.

3.3. EXCHANGE RATE INFORMATION
     Our shares are quoted in euro on the Vienna Stock Exchange. Our ADSs are quoted in U.S. dollars and traded on the New York Stock Exchange.
     Exchange rate fluctuations between the euro and U.S. dollar may affect the U.S. dollar equivalent of the euro price of our shares on the Vienna Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange. In the future we will declare any cash dividends in euro and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion of cash dividends on the shares represented by the ADSs. The following table shows, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. These rates are provided solely for your convenience. We do not represent that the euro could be converted into U.S. dollars at these rates or at any other rate. The high and low columns show the highest and lowest quotes, respectively, on any business day during the relevant period. On April 6, 2006, the noon buying rate translated to EUR 1.00 = USD 1.2216.

Year or Month	End of period	High	Low	Average
	USD per EUR 1.00 (1)
2001	0.8901	0.9535	0.8370	0.8909
2002	1.0485	1.0485	0.8594	0.9495
2003	1.2597	1.2597	1.0361	1.1411
2004	1.3538	1.3625	1.1801	1.2478
2005	1.1842	1.3476	1.1667	1.2400
October 2005	1.1995	1.2148	1.1914
November 2005	1.1790	1.2067	1.1667
December 2005	1.1842	1.2041	1.1669
2006
January 2006	1.2130	1.2287	1.1980
February 2006	1.1860	1.2100	1.1860
March 2006	1.2139	1.2197	1.1886
April 2006 (through April 6)	1.2216	1.2272	1.2124

(1)	Based on the U.S. Federal Reserve Bank noon buying rate for the euro. The average exchange rates for 2001, 2002, 2003, 2004 and 2005 are calculated using the rate on the last business day of each month during the period specified.

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
     Several of our existing and potential competitors in each of our business segments are affiliated with international telecommunications operators, some of which are incumbents in their own countries of origin, that have substantial financial resources. In addition, on the basis of the interconnection rates fixed by the regulatory authority and the availability of access to subscriber lines, numerous competitors are able to compete with us in our business with minimal or modest investments in network infrastructure and with prices that undercut our tariffs.
     As a result of liberalization, we have lost market share in the fixed line and mobile communications services markets and we have reduced our tariffs in response to increasing downward pressure on tariffs. Competition from existing and new operators may result in losses of market share and further tariff reductions. Particularly as a consequence of the two mergers of four of our main competitors in the fixed line market in Austria competition might increase. Other factors that may increase competition include new forms of telecommunication that circumvent conventional tariff structures as well as licensing schemes and alternative technologies such as providing wireless access. See “Item 4.2. Business overview”. Voice over IP and Wireless Local Area Networks (WLAN) are new technologies that have the potential to replace existing technologies and services and reduce our market share and revenues. Although only few customers have taken the possibility to port their number when changing their mobile operator, this number may increase in the future. As a secondary effect of a regulatory decision from March 2006 we may have to reduce the porting fee we charge to customers. mobilkom austria will appeal against this decision.
     In August 2005 two competitors in the Wireless segment — T-mobile Austria and tele.ring — announced a merger. The transaction is pending due to the approval by the European Commission and the Austrian regulatory authority. It is uncertain whether the approval will be granted, if the approval will be granted it is likely that the authorities will impose certain conditions. We expect the decision about the approval of the transaction within the first half of 2006. The requirements may include an obligation to offer for sale redundant infrastructure as well as UMTS frequencies to smaller operators which may result in a strengthening of our competitors. A further increase in the competition in the fixed line and mobile communications markets may have a negative impact on our revenues and profitability.
     In Austria, we also compete with operators and service providers that offer wireless communications services without maintaining their own networks (known as mobile virtual network operators, MVNO) and which therefore incur substantially lower costs than we do. Two of our competitors as other service providers offer their services as a MVNO with its own access numbers, respectively as a service provider reselling mobile communications services of another competitor under its own brand name. In 2005, a 100% subsidiary of the mobile operator ONE launched a new “no-frills” brand offering a restricted service range. By using the network of ONE and offering very cheap prepaid tariffs it gained approximately 267.000 customers by the end of 2005. In 2006, also our competitor Tele2, which started to offer mobile services in 2004, launched a cheap prepaid offer. All UMTS (Universal Mobile Telecommunications System — third generation mobile communications network) license holders launched UMTS services in 2004. Although we are confident that revenues generated from the UMTS technology will justify the investment in license and network of UMTS, we cannot guarantee that this business will be profitable in the near future.
     There are discussions amongst authorities for consumer rights regarding per second billing. In Austria all mobile provider have tariff models with 30, 60 or 90 seconds billing. There is a possibility of regulation about the billing per second by law. A similar discussion is now in Spain, where provider might be forced to bill per second according to a decision of a court first instance.

     At year-end, approximately 82% of our revenues were generated on the Austrian market. Both, the Austrian mobile communications and fixed line markets are saturated, highly competitive and characterized by fierce competition. If this development continues our profitability may decline.
     Our primary business is the provision of communications services in Austria. We expect a decline in revenues in the fixed line market, and less growth in revenues for mobile communications in Austria. The number of fixed lines may further diminish as more customers migrate to mobile communications, substitute technologies like “Voice over IP” utilizing broadband internet access, and alternative fixed network operators.
     In the mobile communications business we face fierce competition. Austria has one of the highest penetration rates of mobile communications in Europe, reaching 106.0% as of December 31, 2005. This figure reflects the fact that customers use more than one SIM-card (Subscriber Identification Module). Since the market has been approaching saturation in terms of customer growth, we are focusing on retention of the existing customer base leading to increased customer retention costs. Formerly, competition was based on handset subsidies. Our competitors compete increasingly through lower tariffs resulting in offering mobile voice services for one euro cent per minute or free calls within their respective networks and not charging monthly fixed fees. As customer retention costs increase and our competitors further reduce their tariffs, a continuation of the low tariffs would have a material adverse effect on our profitability. We generate about 31% of our revenues of the Wireless segment in markets outside Austria, therefore our success is still highly dependent on the Austrian market. However, the increasing saturation of the Austrian fixed line and mobile communications markets may adversely affect our results of operations which might not be compensated by the profitability of our investments in telecommunications companies outside Austria.
     We may neither realize the expected level of demand for our products and services nor the expected level or timing of revenues generated by those products and services as a result of lack of market acceptance or technological change.
     Through the rapid technological progress and the trend towards technological convergence (where different technologies are combined into a new service), there is a danger that newly established products or services will not only complement, but also substitute each other.
     Moreover there is a risk that we will not succeed in making customers sufficiently aware of existing and future value added services and creating customer acceptance of these services. This risk exists in particular with respect to our anticipated future growth drivers in the mobile communications area (e.g. mobile data services provided via UMTS or other technologies) and in the fixed line communications area (e.g. Asymmetric Digital Subscriber Line (ADSL). Furthermore additional competition may exist from IT companies which position themselves as full IT and telecommunications providers on the Austrian market and compete strongly for the large corporate accounts.
     A lack of market acceptance of services based on 3G technology like UMTS, EDGE (Enhanced Data Rates for Global Evolution) or HSDPA (High Speed Downlink Packet Access) mobile communications systems with high transmission rates conceived for data, video- or internet-telephony use) could have a negative impact on revenues and results of operations including the possibility that we will not be able to secure our investments in 3G technology.
     We are limited in our ability to adjust our operating expenses according to the changing market environment.
     In recent years we have taken measures in order to cut our costs and enhance our competitiveness. One of these measures was to reduce our existing workforce. Currently, 44% of all employees of Telekom Austria are civil servants who cannot be dismissed without cause. In the past we have implemented early retirement packages for voluntary retirement of our employees. Changes in Austrian law do not allow us any longer to implement early retirement packages in the future. In view of the increasingly competitive environment in which we operate, such restrictions may have an adverse impact on our results of operations. The restrictions of the Austrian Career Public Service Regulations Act on further reducing our current workforce could have a negative impact on our profitability.

     Our customer tariffs for fixed line services are in general subject to prior approval by the regulatory authorities in Austria, and we may be further required to decrease our fixed or mobile interconnection rates. By these restrictions we may be further limited in our flexibility in pricing, particularly in bidding for contracts from the public sector, and may be adversely affected in our profitability.
     Changes to our fixed line tariff structure in Austria are generally subject to prior approval by the regulatory authority, whereas our competitors are generally free to alter their prices without any prior approval. As a consequence, our competitors may be more nimble at setting a pricing structure that exploits changes in the market, thus increasing their market share. Due to our market leadership in many of the markets we operate in we may be required to further decrease our fixed or mobile interconnection rates and to limit our flexibility in pricing which may adversely affect our profitability. Our interconnection rates in the mobile network have been decreased by the regulatory authority from November 2005 and our mobile termination rate will be decreased further.
     The Austrian regulator is currently conducting a market analysis of the national market for international (“visitor”) roaming. A decision is expected in 2006. Although competitive pressure in the market for visitor roaming services has been constantly increasing over the past years, we might be found to have SMP (“significant market power”) in the national market for international roaming.
     Our competitors may also be more successful in bidding for contracts from the public sector which could have an adverse effect on our results of operations. For further information see “Item 4.3. Regulation and legal framework — Legal framework — Procurement law and telecommunications act”.
     Currently in Bulgaria the regulatory framework will be defined in the process of incorporating the EU legislation. The new telecommunications act should become effective at the beginning of 2007. This may have stronger impact on Mobiltel as market leaders are more strongly regulated than alternative providers.
     We may also become subject to European regulation in setting our roaming charges which may limit our flexibility in pricing and may adversely affect our net income.
     In 2005 we received EUR 204.8 million from international roaming charges on a group level. The European Union Commissioner for Information Society and Media has announced plans that could require mobile telephone operators throughout the European Union to reduce their visitor roaming fees close to the costs of the service provided, and to reduce the customer roaming fees by introducing a “home pricing” rule under which the prices consumers pay to use their mobile telephones in another country of the European Union could not be higher than the charges for those services in their home country. While it is unclear at this time whether and when the Commission will implement such rules, depending on the form such regulations take, their implementation could have an adverse effect on our net income.
     The implementation of sharing our infrastructure and services with our competitors remains to be settled through the Austrian regulatory authority and the courts. A regulatory framework unfavorable to us in any of the markets in which we operate could cause our revenues and growth to decline.
     The adoption of new or modifications to existing laws, regulations, licenses or policies by the regulatory authorities overseeing the Austrian telecommunications market or interpretations thereof by the courts, may have a material adverse impact on our business, financial condition and results of operations.
     Since Telekom Austria is obliged to share its infrastructure and services, including technical facilities and administrative services to a certain extent with other operators as decided by the regulatory authority, we face the problem of exact planning and setting of prices for such sharing. Thus, the principle of neutrality in terms of technology (any kind of transmission technology) could lead to an extended regulation of infrastructure and services which have so far not been subject to regulation such as mobile communications and internet services (see “Item 4.3. Regulation and legal framework — Regulation”).
     We are required to provide other telephone network operators access to our network infrastructure at fees determined by the regulatory authority and these fees can be made subject to appeals at the Austrian High Courts. The outcome of these proceedings would be uncertain. Should the regulatory authority or the courts reduce our fees, particularly if they are reduced retroactively, or if the charges we have to pay to other networks are raised, our competitive strength may be damaged and our revenues may decline. In addition, if the regulatory authority decides to significantly decrease the price for providing these services, it could affect our competitiveness and decrease our revenues.

      To the extent we need to enter into “mobile radio agreements” with various Austrian federal provinces we may incur additional costs for relocation of existing installations and be limited in our locations.
     In 2005, the government of the Austrian federal province of Lower Austria introduced a tax for the use of base stations effective in 2006. In order to avoid the base station tax several Austrian mobile operators reached an agreement with the government of Lower Austria (“mobile radio agreement”) to share the use of the base station masts. Pursuant to the mobile radio agreement no tax is levied for as long as the Austrian mobile operators comply with the mobile radio agreement. Pursuant to the mobile radio agreement the Austrian mobile operators who are parties there must jointly seek to reduce the number of existing stations with a stand alone antenna mast used by only one mobile radio system as well as using 80% of new stand alone antenna masts in Lower Austria jointly.
     Several other Austrian federal provinces are pursuing the same policy which may result in additional costs for the relocation of existing base stations and may limit us in our choice of locations.
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
     We have started a multiyear program aiming at a smooth migration to NGN (next generation networks) allowing for the development of innovative services while optimizing network costs by using existing infrastructure. The costs relating to the expansion of NGN and its implications on our business are expected to be substantial. The time frame for its development will depend on various factors including customer needs, competition and regulatory constraints. At this stage, however, it is still too early to quantify the capital expenditure requirements or to give a time horizon for its implementation. As a result this might lead to substantial investments in the future and might impair the value of existing investments which could have a negative impact on our profitability.
     The value of our international investments in telecommunications companies outside Austria, particularly in Central and Southeastern Europe, may be adversely affected by political, economic and legal developments in these countries.
     We have made significant equity investments in telecommunications operators in Bulgaria, Slovenia and Croatia and we may make further investments in other markets with growth potential. These countries have political, economic, legal and tax systems that are in different stages of the process of transformation. Political or economic disruption or changes in laws, including tax laws and their application in the various jurisdictions may harm the companies in which we have invested. This may impair the value of these investments.
     Our investment in Mobiltel is an important acquisition which presents us with significant challenges.
     In July 2005 we acquired a 100% equity interest in MobilTel AD, Bulgaria’s leading mobile communications services provider for EUR 1,214 million. Although we have grown through acquisitions as well as organically in the past, our investment in Mobiltel represents our largest acquisition to date. In addition to the usual risks related to acquisitions, the acquisition of Mobiltel confronts us with a number of significant challenges in integrating Mobiltel’s operations with our own. Our success will depend on a number of factors, including:
•	the need to integrate Mobiltel’s infrastructure, including management information systems;

•	the integration of marketing, customer service and product offerings; and

•	the integration of different company and management cultures.
     While we believe we are well equipped for these tasks, there can be no assurance that the expected revenue generation opportunities will be realized or that we will successfully integrate Mobiltel, and difficulties during integration could reduce the benefits we expect to derive from the acquisition. A significant portion of the purchase price has been allocated by us to goodwill and to intangible assets, such as Mobiltel’s brand name, its customer relationships and its telecommunications licenses. To the extent that we are unable to deliver the expected benefits from the acquisition we may have to write off a portion of the goodwill and reduce the carrying value of these intangibles, which could have an adverse effect on our financial condition and results of operations.
     The Group’s business may be adversely affected by exchange rate fluctuations and a strengthening of the euro.
     Telekom Austria’s strategy in the Wireless segment is to grow through acquisitions in countries outside the euro zone. Telekom Austria’s operating results are affected by changes in currency exchange rates because a substantial portion of its revenues and costs are denominated in currencies other than the euro, most notably the Bulgarian Lev and the Croatian Kuna. For the three month ended December 31, 2005 Mobiltel contributed 19.2% of the revenues of the Wireless segment and Vipnet 14.7% of the revenues of the Wireless segment.
     Telekom Austria is also exposed to translation risks. The translation risk results from the necessity to convert non-euro based balance sheet and income statement line items of Telekom Austria’s foreign subsidiaries into euro.
     Any weakening in relevant currencies compared to the euro exchange rate could have adverse consequences for Telekom Austria’s reported earnings (see also “Management Discussion and Analysis and Results of Operations — Overview of Significant Factors Influencing Results of Operations — Effect of currency fluctuations”). If the relevant currencies should weaken compared to the euro, such development could have a material adverse effect on our net assets, financial condition and results of operation.
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
     In 2003, the Austrian government announced its intention to sell its shares up to the 47.2% it held through ÖIAG. So far the stake has been reduced to 29.99% as of January 31, 2006 and is expected to be further reduced until the end of term of Austria’s current government. This could lead to a change of control in us (see “Item 7 — Relationship with the Republic of Austria and ÖIAG”).
     A change of control as presently defined in the Austrian Takeover Act could require the investor to make a compulsory offer to our remaining shareholders. A change of control followed by the compulsory offer would therefore be likely to reduce the liquidity of our shares in the public markets and could eventually lead to their delisting from the Vienna and New York Stock Exchanges. The Austrian Takeover Act is expected to be modified within the year 2006 and the definition of change of control and its consequences to change (see “Item 10.1. Memorandum and Articles of Association — Takeover rules”).
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
     The corporate headquarters and the principal executive offices of Telekom Austria are at Lassallestrasse 9, 1020 Vienna, Austria. The telephone number is +43 (0)590591 0 and our website address is www.telekom.at Reference to our website does not incorporate the information contained on the website into this annual report.
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
     In November 2000, ÖIAG sold a portion of its shareholding in Telekom Austria as part of the initial public offering (IPO) in Austria and the United States of America and as a private placement elsewhere. As a result, 22.4% of our share capital was held by widely dispersed retail and institutional investors. Telecom Italia S.p.A., through a subsidiary, owned the remaining 29.8% and disposed of its entire stake in Telekom Austria in two transactions. On November 4, 2002 Telecom Italia sold 75 million shares in a private placement, reducing its level of ownership to 14.8%. In 2003, the Austria Government issued a privatization mandate to ÖIAG according to which the Austrian Government intends to privatize up to 100% of its shareholding in us by 2006. As result ÖIAG issued in July 2003 an exchangeable bond of EUR 325 million payable in August 2006. It is exchangeable into 25 million of our shares, corresponding to 5% of our share capital.
     On January 21, 2004 Telecom Italia sold its residual shareholding, corresponding to 73.9 million shares or 14.8% of Telekom Austria’s share capital, in a private placement to institutional investors. In December 2004, ÖIAG reduced the share capital held in Telekom Austria through a private placement to institutional investors by 17%, from 47.2% to 30.2% of our share capital. In January 2006 ÖIAG’s stake in Telekom Austria dropped from 30.2% to below 30% due to delivery of shares to investors holding exchangeable notes. As of January 31, 2006, the ÖIAG holds 149,929,275 Telekom Austria shares. This represents a stake of 29.99% of the company’s share capital.

     In 2002, we decided to reintegrate some of our main subsidiaries into Telekom Austria. On October 1, 2002, we merged with our wholly-owned subsidiaries Datakom Austria GmbH, Jet2Web Internet Services GmbH and Jet2Web Network Services GmbH and the wholly-owned subsidiary of Datakom Austria GmbH, Datakom International Solutions GmbH, effective as of December 31, 2001. In July 2005, we acquired 100% of the share capital of MobilTel AD (now Mobiltel EAD), the leading Bulgarian wireless operator, and started to consolidate it on July 12, 2005. For further information concerning the structure of Telekom Austria see “Item 19. Exhibits — Structure of Telekom Austria Group”.
     In its meeting of December 13, 2005, the Supervisory Board of Telekom Austria confirmed the corporate structure proposed by the Management Board of Telekom Austria under the condition that two strong operating units shall be developed under a lean management holding. The implementation of the new corporate structure shall be presented for resolution as early as possible but no later than in the Annual General Meeting (AGM) 2007.
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
     We report our business in the following three segments:
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
     We have started reporting according to these segments commencing with the first quarter of 2003.
Strategy
     Our overall goal is to substantially strengthen our corporate value. In order to reach this goal, separate strategies for the Wireline and Wireless business segments are pursued. In the Wireline segment we seek to generate a stable cash flow, and in the Wireless segment we strive to achieve moderate growth in our existing Wireless markets and sustainable growth through acquisition in order to reach our overall goal of substantially strengthening corporate value. Strategic issues between the two business segments are coordinated by our Management Board.
     In 2005, in the Wireline segment the number of broadband subscribers increased by 49.7% and the broadband market share rose by 5.7 percentage points. With the introduction of bonus packages in the voice market we were able to transfer variable revenues into fixed revenues and at the same time improve the price perception of our customers. With strong branding, new broadband services like aonDigital TV, access line retention and ARPU (Average Revenue Per User) management we intend to further improve our position in the retail market. Our new approach in the business combines existing strengths with new growth potential.
     The Wireless segment, consisting mainly of mobilkom austria AG & Co KG in Austria, Mobiltel EAD in Bulgaria, Vipnet in Croatia, Si.mobil in Slovenia and mobilkom liechtenstein in Liechtenstein, has adapted its strategy to the local needs of its respective country of operation. All companies are the leading or second strongest provider in their markets.
     In 2005, we fostered our international cooperation between our foreign subsidiaries to enable a smooth implementation of products of our Vodafone partnership within the group (see “Item 4.2. Business overview — Wireless”). We expect the international partnership with Vodafone, including roaming agreements and joint product developments, to further strengthen our ability to offer our customers cutting edge services and to reduce costs. Mobiltel EAD signed a partnership agreement with Vodafone in February 2006. mobilkom austria, Vipnet and Si.mobil simultaneously launched Vodafone live! in 2004 on their markets and benefit from a vast range of services available to customers. A strong focus on data products is a key strategy in the Wireless segment. A close cooperation among our Wireless companies at all levels enables us to generate synergies and therefore retain a lean organizational structure.
     In Austria, Bulgaria and Croatia we focus on quality, service and innovation to intensify our customer retention measures and maintain a strong market position through innovative voice and data products. In addition we will further integrate the newly acquired company in Bulgaria and thus extend the technical and innovation leadership throughout the entire Telekom Austria group. In Slovenia we are positioned as the price leader in the residential segment and price/-service leader in the business segment due to selected innovative products and services from the Vodafone portfolio as well as iVPN (IP Virtual Private Network) services.
     To enable further growth we will continue to investigate possible acquisitions mainly in Southeastern Europe.

Overview of Telekom Austria’s revenues
     Our operating revenues are derived principally from fixed line communications services and mobile communications services. The growth in mobile communications, internet services and revenues from subsidiaries outside of Austria has more than offset the decline in switched voice telephony. The following table shows our operating revenues for each of our reporting segments for the years 2003 to 2005.
     For a discussion of our operating revenues and more details, see also “Item 5 — Results of operations”.

	2005	2004	2003
	(in EUR millions)
Operating revenues:
Wireline	2,135.2	2,184.7	2,197.7
Wireless	2,489.2	2,125.5	2,030.2
Other activities & eliminations	(247.1)	(253.9)	(258.1)

Consolidated operating revenues	4,377.3	4,056.3	3,969.8
     Approximately 18% of Telekom Austria’s total operating revenues in 2005 were derived from activities outside of Austria, mainly in the Wireless segment.
     Austria has demonstrated a strong demand for communications services, with a mobile user penetration rate of 106.0% at December 31, 2005, one of the highest in Europe. A penetration rate of over 100% shows the clear trend to a second SIM-card. Internet user penetration in Austria was approximately 59% on that same date.

Wireline
     In 2005, our Wireline segment generated revenues of EUR 2,135.2 million. Switched voice telephony services in particular continue to be our most significant revenue contributor, representing approximately 44.3% of total Wireline revenues in 2005.
     In January 2006, the Austrian Regulatory Authority decided on a reduction of the monthly charges for unbundling the local loop between Telekom Austria and Tele2/UTA (EUR 10.90 to EUR 10.70 per fully unbundled line and EUR 8.43 to EUR 8.29 for subloop unbundling) and adjustments of the pricing for collocation.
     Market position
     We are the leading provider of Wireline telecommunications services in Austria. In 2005, we were able to retain our market position in the Wireline segment. At December 31, 2005 we had a voice telephony market share of 55.4%, which is based on traffic volume excluding internet dial-up traffic, compared to 54.4% at the end of 2004. Our market share in voice telephony including internet dial-up increased to 55.7% in 2005 compared to 55.2% in 2004, although there was a decrease in dial-up minutes. We serviced 2.8 million access lines in Austria, 427,400 of which operate on our Integrated Services Digital Networks (ISDN). ISDN allows simultaneous, fully digital transmission of voice and data at higher speed than via normal access lines. Our network infrastructure covers all of Austria and is fully digital.
     We are the overall market leader in data communications and IT-solutions in the Austrian telecommunications market. In particular, we believe that we are the market leader in our core service areas of switched and routed data networks. In order to provide our customers one-stop-solutions and to stabilize our revenues we extended our business into a wide range of IT-services supplementing our provision of data communications services.
     With approximately 1,424,200 internet customers we are the largest internet service provider in Austria in terms of customers. At December 31, 2005 our internet customers included approximately 468,500 ADSL (Asymmetrical Digital Subscriber Lines) customers compared to 298,400 in 2004 which constitutes an increase of 57%. ADSL is one of the xDSL technologies (all types of digital subscriber line technologies via copper lines) that permit the transmission of data at very high speeds using a standard copper access line. In the fourth quarter of 2005 our market share in the residential internet market decreased to 40% (including 2% contributed by mobilkom austria’s mobile internet customers) compared to 42% in the fourth quarter of 2004. According to the Austrian Internet Monitor (AIM) survey, Austria had an internet user penetration rate of 59%, up from 58% in the fourth quarter of 2004 based on a population of 6.8 million persons aged 14 and older which means that approximately 4 million Austrians use the internet.
     We are also the leading provider of wholesale fixed line services in Austria.
     Primary services
     The Wireline segment includes:
•	Switched voice telephony;

•	Payphones and value-added services (VAS);

•	Data and IT-solutions including wholesale;

•	Internet access & media;

•	Wholesale voice & internet; and

•	Other (customer premises equipment and directory services).

     Switched voice telephony
     Services
     We provide traditional telephone line access, also called Public Switched Telephone Network (PSTN) access, and ISDN basic and multi access. Unlike a PSTN telephone line, which offers a single access channel, an ISDN basic line provides two channels and an ISDN multi-line provides 30 channels which can be used for simultaneous voice and data transmission at higher speeds. We are required by law to grant other operators access to our subscriber lines, also called the local loop. Under the Telecommunications Act 2003 we were required to act as Universal Service Provider. Telekom Austria is obliged to provide Universal Service until the end of 2009 (see “Item 4.3. Regulation and Legal Framework”).
     We offer a variety of calling services to residential and business customers throughout Austria. These services include local, long distance, fixed-to-mobile calls and internet dial-up at different tariffs. We provide international fixed line voice services to destinations worldwide. We also offer a range of call management services comprising digital voicemail, call waiting, call forwarding, three-way conference calls and caller identification.
     Access lines
     The following table shows selected data relating to our PSTN and ISDN lines for the periods indicated. The figures exclude pay phones, but include our internal lines and approximately 248,300 lines for qualifying low income persons at December 31, 2005. The service for low income persons includes free monthly rental and one hour of free local traffic per month. We partly receive reimbursement from the government for each of these lines. For further information see “Item 4.3. Regulation and Legal Framework — Regulation — Major regulatory decisions affecting Telekom Austria”. Each PSTN line includes one access channel, each basic ISDN line includes two access channels and each multi ISDN line includes 30 access channels.

	At December 31,
	2005	2004	2003
	(in thousands)
Number of fixed lines:
PSTN access lines	2,374.5	2,455.5	2,555.8
Basic ISDN access lines	420.1	443.6	447.2
Multi ISDN access lines	7.3	7.6	7.8

Total access lines	2,801.9	2,906.7	3,010.8

Total access channels	3,433.7	3,570.7	3,684.2
To date, the major portion of the demand for our ISDN lines has come from business customers. The number of our ISDN lines decreased from approximately 451,200 on December 31, 2004, to approximately 427,400 on December 31, 2005, representing a decrease of 5.3%. The decline in the number of our access lines is primarily due to continuing migration to mobile networks.
     Traffic volume
     The following table shows selected information regarding our national fixed line traffic for the periods indicated. It includes all minutes of tariff packages that are generally charged by the minute, as well as free minutes at certain times of the week.

	Year ended December 31,
	2005	2004	2003
	(in millions of minutes) (1)
Traffic minutes:
National (local + national long distance)	3,866	4,174	4,485
Fixed-to-mobile	839	854	855
International	442	467	484

Total voice minutes	5,147	5,495	5,824

(1)	All amounts exclude traffic minutes that were not generated from our customers such as interconnection traffic that originated in networks of other providers or payphone traffic.

     The decrease of our voice traffic by 6.3% in 2005 reflects the competitive environment and the further migration to mobile communication, unbundling and change to cable companies. The overall mix of our voice traffic in 2005 slightly changed when compared with 2004.
     In 2005, our customers generated 442 million minutes of outgoing international traffic through our fixed line network, compared to 467 million minutes in 2004 and 484 million minutes in 2003. This equals in a decrease of 5.3% in 2005 compared to an decrease of 3.5% in 2004. Our principal outgoing international traffic routes are to Germany, Switzerland and Italy and accounted for approximately 60% of our total outgoing international traffic during 2005.
     Tariffs
     We currently have two tariff schemes. One of the tariff schemes is based on “pulses” and the other is based on “pay-per-second”. With regards to the tariff scheme based on pulses, the number of pulses per minute determines the exact charge, however the number of pulses per minute varies depending upon the calling time, day and destination. At December 31, 2005 we had about 1.2 million customers using tariff schemes based on pulses.
     In 2001, we introduced a “pay-per-second” tariff scheme, the so-called TikTak tariffs, which is adapted to our customers’ calling patterns, and re-launched it in 2004. As a result, we managed to increase our voice market share (excluding internet dial-up) to 55.4% at December 31, 2005, up from 54.4% at December 31, 2004. At the end of 2005, the TikTak tariff scheme accounted for 74.7% of our traffic volume. At December 31, 2005, almost 1.6 million customers had opted for one of the TikTak tariffs.
     The table below shows the trend of our average tariffs. The fixed-to-mobile tariff increased because more calls terminated in higher priced networks. Due to strong competition the average international tariff decreased by 2.2% in 2005. The total average tariff for voice services increased by 2.7% in comparison to the prior year. The average tariffs are calculated by dividing the revenues in each category by the total minutes as reported in the table of traffic minutes excluding internal traffic.

	Year ended December 31,
	2005	2004	2003
		(in EUR)
Average tariffs:
National (local + national long distance)	0.040	0.040	0.044
Fixed-to-mobile	0.189	0.187	0.184
International	0.181	0.185	0.196
Average voice tariff	0.077	0.075	0.078

     In May 2004, we launched a complete tariff reform, offering competitive prices to all destinations. We essentially created tariffs specific for our main market segments. We offer TikTak Privat for the residential segment, TikTak Office for small and home offices and TikTak Business for all other companies. In addition, we launched tailor-made packages which entitle the customer to specific price reductions for an additional monthly fee, adapted the charge by second and adjusted the call charge to key destinations. Within these packages we introduced the flat rate tariff for residential customers in off-peak time. In February 2005, Telekom Austria launched an additional new tariff to connect small offices/home offices (SOHOs) and small and medium-sized enterprises (SMEs) with mobile phones during off peak time. At December 31, 2005 more than 592,000 packages were in use.
     The new TikTak tariffs resulted in an improvement of price perception and the possibility of selling additional or upgraded products.
     Starting with April 1, 2006, we introduced the new tariffs TikTak Business Plus and TikTak Business Top for new customers in order to substitute TikTak Office and TikTak Business. These new tariffs comprise reductions of fixed-to-mobile prices as well as the ISDN monthly rental and changes in the pay-per-second plan. For both new tariffs new bonus packages were introduced as well.
     Starting with July 1, 2006, the pay-per-second plan of TikTak Privat will also be changed and new bonus packages will be introduced.
     Pay phones and value-added services
     Public payphone services
     We are the principal provider of public pay phones in Austria and operate approximately 21,100 public payphones including about 600 public multimedia terminals across Austria. Multimedia terminals provide access to internet, e-mail, video telephony and various other multimedia services. The roll-out of public multimedia terminals, primarily in premium locations, began in 2003. In 2005, the multimedia terminals increased by approximately 20%. Tariffs for payphones are presented separately from fixed voice tariffs. Therefore, tariff reductions for fixed line calls had no impact on payphone revenues.
     In 2004, we began using the payphones and multimedia stations as advertising media, selling advertising space to different companies. In 2005, we rented approximately 650 advertising spaces to different companies.
     Value-added services (VAS)
     Our current portfolio of VAS includes:
•	Toll-free services, which enable users to call a telephone number free of charge;

•	Shared cost service, which allows callers and call recipients to share call charges;

•	Premium rate services, which charge the callers a higher than standard telephone rate in exchange for services provided, a portion of which is passed on to the information provider called;

•	Event-based premium rate services, where each call is charged regardless of the duration; a portion of the charge is passed on to the event organizer;

•	IVR (Interactive Voice Response) Solutions;

•	Voice VPN (Virtual Private Network); VPNs are network services that form a virtual network designed for the exclusive use of a corporate or governmental entity using the infrastructure of one or more carriers; and

•	Calling cards.
     In 2005, the demand for toll-free services, especially for customer service hotlines, has increased due to stronger competition and higher demands for professional customer services.
     Premium rate services allow our business customers to sell their products and services directly over the telephone, thus reducing sales costs and meeting their customers’ needs. We expect to increase our market share in the area of premium-rate, free-phone and shared cost services due to further product innovations and variations launched in 2005. In particular, new event-based services show high growth rates and we are able to gain from the early adoption of our services. Event-based services are believed to establish new markets in which we expect to highly perform in terms of market shares and revenues.
     Tariffs
     We are subject to the regulated tariffs for toll-free numbers, shared cost and premium rate services. Telekom Austria’s prepaid calling cards allow customers to make calls from both fixed-line and mobile telephones from Austria to about 200 countries and vice versa from about 40 countries to Austria at various prepaid price models.

     Data and IT-solutions
     Services
     We offer customers a full range of integrated services, bundling data, internet and IT-services into customized solutions and a wide range of national and international data communications and IT-solutions, including:
•	Leased lines and related services;

•	Switched data services;

•	Corporate network services;

•	Electronic payment solutions;

•	Safety and security solutions;

•	IT-solution services; and

•	Business applications.
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
     Our leased line customers pay an initial installation charge and a recurring fee based on the type, length and capacity of the leased line. However, in recent years, the recurring fees have declined significantly. We expect that competition will continue to put pressure on leased line prices. Nonetheless, we expect demand for leased lines and connected services to continue to increase in high-bit rate services (> 2Mbit/s) as telecommunications and internet service providers lease additional capacity to establish new, or extend existing, networks.
     Data services based on SDH Technology (Synchronous Digital Hierarchy). Our transmission network provides cost-effective broadband services for business customers requiring higher and more flexible levels of bandwidth and permits integrated voice, data and multimedia communications.
     Switched data services
     We offer a range of data services on our switched network, including packet switched, frame relay, ATM (asynchronous transfer mode), video connection/terminal and IP-MPLS (multi-protocol label switching technology based on the internet protocol standard) services.
     IP-MPLS services. We were the first provider in Austria with a stand alone business IP backbone, based on MPLS technology with different classes of service features. Stand alone means that we operate our customer VPNs on our network rather than on a public internet platform, to provide enhanced security and performance. MPLS is a technology to increase the performance of a routed network determining the best path for forwarding packets of data between any two hosts. Each customer application can be assigned to one of five classes of services, each providing different performance levels. This business IP backbone is the basis network for our business IP products and solutions.
     IP-MPLS services offer substantial growth since it allows new features and applications, such as data prioritization, high class video and voice applications or integration of home and mobile users.

     Packet-switched services. We provide packet-switched services on our public switched data network. These services allow data communications for a range of applications, such as database searches, electronic funds transfers, and e-mail. The number of our service ports connected to our packet-switched decreased by 3.7% from approximately 56,400 at the end of 2004 to approximately 54,300 at the end of 2005.
     Frame relay services. Frame relay is a high speed open protocol, which is well suited to data-intensive applications, such as connecting local area networks and is a cost-effective alternative to leased lines for some of our business customers. After being re-launched in 2004, frame relay now provides premium service levels. The number of frame relay service ports declined by 24.2% to approximately 2,500 at the end of 2005 from 3,300 at the end of 2004 because of increasing migration to our IP-based platform.
     ATM services. ATM (asynchronous transfer mode) is a high-performance, cell-oriented and multiplexing technology that utilizes fixed-length packets to carry different types of traffic. We have developed products to counteract system failure and increase resilience. As a result, we are able to back up our customers’ networks in case of system break-downs. The number of ATM ports slightly decreased by 4% to 4,300 in 2005.
     Video Connection services. The Video Connection service provides access to our domestic Video Connection platform and our international Video Connection gateway.
     Corporate network services
     We offer a wide range of corporate network services, including planning, installation, network management, and maintenance of corporate-wide communications networks. These services include:
•	Corporate network WAN solutions. Wide-Area Networks (WAN) are computer networks that interconnect two or more LANs and provide coverage of larger geographical areas. Our WAN solutions provide fully designed and managed WAN network infrastructure to business customers.

•	Corporate network LAN solutions. Local-Area Networks (LAN) are computer networks that are typically confined to a single or a few buildings. We implement and manage LAN switches and other LAN components of our business customers’ networks including security relevant topics.

•	Network Management solutions provide advanced functionalities for customers to manage and customize their computer networks.

•	International Corporate Network & Partner Services over Telekom Austria’s infrastructure abroad (TAJetstream) as well as in cooperation with international partners provide customers with global access to various network services like IP, ATM, frame relay services and corporate network services.

•	IP-Voice services. We offer corporate customers the integration of real-time voice communications into corporate data networks including PABX (private automatic branch exchange) functionality using the technology VoIP (Voice over Internet Protocol). We offer these IP-Voice Solutions as hosted or dedicated services and as shared version on a port basis to our customers. Usually these IP Voice services are sold in combination with applications.
     Corporate network customers pay a flat rate for services, such as network management, depending on the level of service selected in the service level agreement.
     We expect that the demand for corporate network services will continue to increase as corporations intend to increase internal efficiency and knowledge management in order to provide products and services to customers more quickly and conveniently. We provide corporate network services together with IT-solution and business applications and additionally utilize synergies.

     Electronic payment solutions.
     Datacash is a solution which enables cashless payment systems with online verification and meets the increasing demand for secure electronic payment. Aircash is the wireless equivalent to Datacash. Aircash is a joint product of our Wireline and Wireless segments. In 2005, we implemented our first large customer abroad in Slovenia.
     Safety and Security Solutions
     Telekom Austria offers a range of solutions to install and improve safety and security for its customers. This solutions includes consulting, installation, maintenance and the operation of alarm systems as well as video management, access control and building automation control Telekom Austria’s certified Security Command Center carries out the alarm management and the monitoring of the safety and security systems. Telemetry and Security Services (TuS) enable the transmission of emergency calls and alarms over special secured lines and networks either directly to the executive authority like the fire brigade and the police or the Security Command Center of Telekom Austria.
     IT-solution services
     IT-solution services comprise a wide range of IT-services supplementing our provision of data communications services and generate additional value for our customers beyond traditional data services. The services offered range from consulting to design and implementation of customer specific IT-solutions. These solutions are designed for outsourcing customers IT infrastructures to external service providers according to customers’ needs. Several IT-service modules can be combined to a homogenous IT solution. Moreover, Telekom Austria is responsible for the continuous surveillance, end-to-end management and maintenance of IT-services, which ensures the ongoing success of customers’ business transactions.
     IT-solution services mainly consist of:
•	IT Client Services provide local services at the customer site with defined service level agreements (desktop services). In 2005, a product re-launch assured that also SME-customers can be served.

•	IT infrastructure services centrally provide the basic data center infrastructure (housing services) as well as local services at the customer site (desktop services).

•	IT Datacenter Services centrally provide housing (providing accommodation of IT equipment) and hosting services (providing hardware and software for IT-solutions) for the customer’s IT infrastructure with defined service level agreements. Furthermore, standard applications, such as mailing services and dedicated web space are centrally provisioned to our customers. In 2005, the launch of Linux hosting enriched the existing product portfolio as well as the allocation of hosting services in the existing regional datacenters of Telekom Austria.

•	Application and web services contain in addition to the supply of domain name services the provision of web space and standard applications, such as applications for mailing services.

•	IT Security Services include firewall and VPN services (centrally hosted or locally provided at the customer site) and the e-mail content filtering services security service which protects customers’ e-mail traffic from computer viruses and spam (unsolicited commercial e-mails).

•	IT Outsourcing Services include managing a customer’s IT landscape partially or entirely.
     Business applications
     Business applications represent a wide range of services, which are focused on e-business Productivity, e-Marketing and e-customized solutions.
     E-Productivity applications mainly consist of our well established business-to-business communication (B2B) Service and some newer products associated with e-commerce services. Furthermore we offer new products such as e-Billing, an outsourcing solution for electronic signing, delivery and archiving of bills, or e-Conferencing, which enables companies to conduct virtual meetings and share virtual presentations, and e-Learning, which provides virtual classrooms.

     E-Marketing is a platform which allows for mass market advertising including e-mail, SMS, fax and voice as recipients.
     Electronic data interchange service of legal documents (Elektronischer Rechtsverkehr) is a secure on-line system operated for the Austrian Federal Ministry of Justice in cooperation with the Austrian Bar Association which enables customers to file legal documents electronically with the Austrian courts. We also provide a service called the European Business Register (Europäisches Firmenbuch) providing access to commercial register databases in13 European countries.
     In the medical sector the national health insurance project e-Card replaced the paper-based health insurance certificates, provides an Austrian-wide broadband network for the administration of health care and will process electronically the approvals granted by the health insurance authorities for special medical treatment.
     As a full service provider we offer solutions including access to the platform, standard content, individual content creation and consulting and customized solutions from customer relationship management, e-marketing or e-procurement to corporate website services.
     Internet access & media
     We provide internet services in Austria and in the Czech Republic, through our 100% subsidiary, Czech On Line.
     Austria
     Internet access & media includes the following services:
•	Access services (dial-up access, broadband ADSL access, business internet access); and

•	Portal business paid services and multimedia services.
     Our brand aon combines all product and service offerings for private internet access and internet services.
     Access services
     We offer fixed network internet access through dial-up service and high speed broadband internet access service, mainly ADSL (and to a negligible extent SDSL) technology. The table below shows the development of the number of our internet customers at the dates shown:

	At December 31,
	2005	2004	2003
Dial-up customers	955,700	888,600	819,000
ADSL customers	468,500	298,400	207,600

Total customers	1,424,200	1,187,000	1,026,600

Internet dial-up traffic (in millions of minutes)	2,287	3,376	3,953
Average Internet dial-up tariff (in EUR/min.)	0.017	0.016	0.017
     At December 31, 2005, we had about 468,500 ADSL customers, of which 54,100 were business internet customers and 414,400 residential customers. In addition, we have approximately 105,800 ADSL subscriptions that were sold to our wholesale customers.
     We derive revenues for our access services primarily from subscriber fees paid by customers for our dial-up and ADSL services.
     Dial-up access
     aonFlash is our dial-up product family with five different service packages. For our product aonFlash Easy, as for its predecessor aonPuls, we do not charge a monthly rental fee, but a special dial-up internet tariff for the connection via fixed line.

     Broadband Residential ADSL access
     In 2005, the entire aonSpeed Portfolio was re-launched. Five different ADSL product versions are designed to specifically accommodate light users, average users and heavy users. Customers can choose between three bandwidth alternatives and different data transfer volume categories. In addition to the existing range the new product aonPur was introduced, broadband internet without the basic telephone service.
     aonSpamfilter enables residential customers to protect themselves from unsolicited commercial e-mail. aonVirenchecker includes a local desktop virus protection software as well as a tool to scan incoming e-mails and attachments for viruses.
     For all products (except ISDN), residential customers can choose between self installation or installation by our technical customer service. Customers can also choose an additional package offering wireless connectivity in connection with several of our ADSL products.
     aon.tv and aonDigital TV
     aon.tv. Telekom Austria offers a PC-based broadband television service aon.tv and signed several contracts with international partners. The service offers both, national and international broadcast channels as well as a variety of on demand content such as feature films, TV-series, music clips or news exclusively to aonSpeed customers.
     aonDigital TV. In autumn 2005, Telekom Austria started broadcasting digital TV via broadband internet technology (ADSL) as a trial. In March 2005, aonDigital TV was launched. The IPTV service was launched in Vienna, broadcasting more than 40 channels features such as a Video on Demand service with a large selection of Hollywood blockbusters, TV series and children programs, extra paid special interest Premium TV Channels and an electronic program guide that offers the user a wide range of additional information about the TV program.
     Business internet access
     For our business customers we re-launched the whole product group “Business Internet Access” in 2005. We introduced a new pricing for Business Internet, higher download, higher transfer limits and lower high usage fees. This re-launch made the xDSL products more competitive and resulted in an increase of sales in 2005. The launch of BusinessSpeed doubled the xDSL lines sold.
     Telekom Austria extended the product portfolio for business internet customers by Domain Name Service, Business Access, Webservices, Business E-Mail services and Mobile Access. In 2005, we focused on the possibility to order business products online. (BusinessSpeed, Business Access Pro, Domains, Mobile Access). In addition we launched a wide product portfolio for business internet customers consisting of Top Service, Business Access Backup and Business Access IP-Sec (Access Internet Protocol Security).
     Portal business with paid services and multimedia services
     Our main portal, www.aon.at, offers a wide range of services from communication, information and entertainment to online shopping. Revenues are generated from business-to-consumer services, multimedia services, online shop and paid services. Our access customers may make use of our portal a1.net at a lower user rate.
     The Telekom Austria portals including mobilkom austria’s portal a1.net was the number one Austrian portal market of internet service providers with approximately 1 billion page impressions and on average 2.2 million unique visitors in 2005. Page impressions refer to the number of times a specific website has been accessed or viewed by users.
     Czech On Line
     We are present in the Czech internet market through our Czech subsidiary, Czech On Line a.s. (COL), an alternative provider of internet services and the first provider to introduce free dial-up internet access in the Czech Republic. In 2005 and 2004, COL generated revenues of EUR 23.0 million and EUR 20.4 million, respectively. We acquired 100% of COL in 2000. In 2001, COL evolved from an internet service provider to a full communications service provider and has since then defended its position in an increasingly competitive environment. At December 31, 2005, COL had approximately 187,900 active customer accounts, down from approximately 247,100 at the end of 2004. The decrease in the number of customers results from a decrease of low-end dial up customers due to a decline of the dial-up market in general, which could not be compensated by the increase in the more valuable ADSL and voice customers.
     COL offers the following services:
•	Free dial-up internet access through PSTN, ISDN and GSM;

•	Internet access for customers via frame relay, leased lines, and wireless point-to-point and point-to-multipoint access services and ADSL services based on wholesale and local loop unbundling;

•	PSTN voice services for business customers for local, national and international calls based on direct access and carrier pre-selection, and for residential customers based on carrier pre-selection;

•	VoIP (Voice over Internet Protocol) services for business and residential customers;

•	VAS (such as global internet roaming, web hosting, domain registration, virtual mailboxes, anti-Spam and anti-virus software);

•	Content services, including a news aggregator and a customized search engine for Czech content; and

•	Free customer support 24 hours a day, seven days a week.
     Due to changes in the regulatory environment in 2003, COL was able to enter into an interconnection agreement regarding the internet dial-up traffic with Cesky Telekom. Through the introduction of ADSL products COL entered the broadband market and became the fastest growing alternative ADSL provider in 2005. To increase its own access, COL started to unbundle lines from Cesky Telekom. In addition, COL launched VoIP telephony services for residential and business customers.
     Wholesale voice & internet
     We provide wholesale services for national and international mobile and fixed network operators and internet service providers (ISP).
     National wholesale services include:
•	Call origination and termination;

•	Transit and access to other services;

•	Toll-free and premium rate services;

•	Unbundling of local loop and collocation;

•	Signaling services for mobile applications (roaming, SMS);

•	Wholesale terminating segments of leased lines;

•	Broadband solutions for ISP and other telecommunications providers; and

•	Emergency and directory inquiry services.
     At December 31, 2005, we had entered into interconnection agreements with 25 fixed-line and 6 mobile licensed operators in Austria. Separate fixed and mobile interconnection agreements were entered into with all six mobile operators. By the end of 2005, we had installed about 105,800 ADSL connections for our wholesale customers.

     International wholesale services include:
•	Call termination. We deliver international incoming calls to Telekom Austria customers or subscribers of other network operators;

•	Voice transit service. Consisting of routing traffic via our international network. We also act as account intermediary;

•	Signaling for international roaming;

•	Bandwidth transit services. Due to Austria’s geographic location, we are in a position to offer transit capacity on our international network among the eight countries that border Austria;

•	International internet access. We provide connections to the networks of other European countries, the United States and worldwide;

•	Satellite services. We provide bandwidth to our national and international customers through our own teleport. A teleport is a satellite antenna station that provides connectivity to various international satellites;

•	International VPNs. We provide VPNs for national retail business customers through our international partners throughout the world;

•	TAJetstream. In 2005, we expanded the development of our fiber optic backbone network to Slovenia. We are implementing backbone capacities pursuant to actual demand. Telekom Austria is evaluating further options for extending the international network to other South East European countries.
     Traffic volume
     Our incoming and outgoing international traffic includes calls to and from our customers and customers of other network operators routed through our network. We processed more than 2.8 billion traffic minutes of international incoming and outgoing calls, especially incoming calls to fixed and mobile networks.
     Tariffs
     We receive payments for terminating international traffic and pay international carriers to carry and terminate our outgoing calls in other countries. These receipts and payments are based on bilateral settlement rates negotiated with other international carriers or generic price lists, with prices that may change on a daily basis.
     In addition, we receive payments for national interconnection traffic and pay other national carriers to carry and terminate calls from our customers in their networks. These tariffs are regulated by the Austrian Regulatory Authority (RTR) and were not changed in 2005 for termination into our fixed network. Following a decision of the Austrian Regulatory Authority from December 2005 the mobile termination charge will gradually decrease to a level of finally 6.79 euro cent by July 2007 (see “Item 4.3. Regulation and Legal Framework — Regulation — Major regulatory decisions affecting Telekom Austria”).
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
•	ISDN and IP (Internet Protocol) based Telephone systems (PABX and IP PABX), which help corporate customers manage their telephone extensions based on state-of-the-art technologies and developments like VoIP telephony;

•	Enhancements and supplements to PABX (private automatic branch exchange) such as Computer-Telephony Integration (CTI), contact-center applications or unified messaging (UMS), which provides a single interface for voice, e-mail and fax messages;

•	LAN and WAN networks based on standardized ISDN-telephony or based on VoIP telephony;

•	Voice communication based on ISDN and VoIP telephony, and PC software applications;

•	Telephones and accessories, fax machines;

•	Mobile products; and

•	Installation and maintenance services.
     We plan to grow our customer premises equipment business by exploiting opportunities arising from the convergence of information technology and telecommunications systems, systems integration and internet services, as the example of IP-Centrex is showing.
     Directory services
     Directory services mainly include directory assistance services, directory data selling, directory publications and information-services. The number of directory inquiries and related services decreased further during 2005 due to the availability of electronic inquiry devices via internet, which are mostly free of charge, availability of customer data via telephone books, as well as electronic devices such as PDAs (Personal Digital Assistants) and mobile phones that include applications for directory management.
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
     Directory publications & directory data selling. According to the Austrian Universal Service Ordinance we collect and maintain a database of our subscriber data and other fixed-line and mobile service providers which is the basis for the Austrian telephone directory published by Herold Business Data. This database is also offered to other directory assistance providers and telephone book publishers.
     Competition
     We face intense competition that has resulted in a reduction of tariffs and prices throughout the market and we expect that pressure on tariffs will continue. We believe that market liberalization has contributed to market growth for internet services and intensified competition in voice telephony. Management believes that the market for data communications and IT-solutions as well as internet services will continue to grow moderately whereas the demand in fixed-line voice telephony will decrease.
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

     The Austrian data communications and mobile communications market is fully liberalized. The regulatory authority has determined that we have significant market power in certain retail and certain wholesale markets. This partially limits our pricing flexibility. As a result, most of our pricing has to remain cost-based and significant changes are subject to prior approval by the regulatory authority. For more information, see “Item 4.3. Regulation and legal framework — Regulation”.
     The procurement of goods and services by the Austrian federal government, state governments, municipalities and the public sector in Austria is subject to the Austrian public procurement law. Under the approval procedure for our tariffs and general terms and conditions we are limited in our ability to grant substantial price discounts and alter terms and conditions. The public procurement law requires the public sector to make its purchase decision on either the best price or quality among the offers. Our competitors are almost free to fix their tariffs and general terms and conditions and thus may have greater flexibility in the price discounts and general terms and conditions they may offer.
     Given the extensive saturation of the markets in Austria there is no indication that the fierce competition which prevails in the two business segments will ease off. The merger of Tele2 and UTA in 2004 resulted in a new, strong competitor with approximately 1.4 million customers and its ability to offer the full range of fixed line telecommunications services. In addition Tele2UTA is offering mobile communications as a mobile virtual network operator as well.
     In the Wireline segment’s fixed line business Inode has been taken over by UPC Telekabel. As UPC-Inode holds a market share of approximately 31% market share of the Austrian broadband market compared to our market share of approximately 42% of Telekom Austria (by December 2005) we expect that competition pressure in the broadband market will further intensify.
     In the market for data communications and IT solutions we face intense competition ranging from start-up companies to multinational alliances, like AT&T, Equant, T-Systems, Colt, IBM, SBS (Siemens Business Services), Atos Origin, tele.ring and Tele2UTA. We compete in all areas of data communications services based primarily on a combination of price and quality of service. We are the overall leader among data communications providers in Austria.
     Sales and marketing
     In the Wireline segment, we classify our retail customer base into three customer groups:
•	Residential retail sales: in this marketing segment we serve about 2.2 million residential customers. The customer base is segmented according to customer needs in telecommunications services;

•	Small offices/home offices (SOHOs) and small and medium-sized enterprises (SMEs); and

•	Top SMEs and key accounts.
     In all three retail customer groups, marketing activities are based on integrated marketing analysis. In accordance with their telecommunications preferences, we create individual customer target groups and provide them with special products and solutions. We target our customers by direct mailings, online advertising and sales promotions. Customers can order products and services by fax or mail and online at http://shop.telekom.at or through our call center hotline and or obtain information.
     At December 31, 2005, we had a network of 51 Telekom Austria Shops and 40 A1 Shops, offering competent customer service and advice concerning our entire service offerings for residential and business customers. In addition, we market our products and services through the offices of the Austrian Postal service and use retail chains and more than 600 specialist dealers and VIP dealers with specific Telekom Austria co-branding as points of sale. Furthermore, customers are directly solicited personally or by phone by professionals and by our employees.
     We target business customers in the segment SOHO and SME with our dedicated sales force. Starting in 2002, we focused on retention of our large business customers and extension of our customer base by attracting SME. Key account customers and Top SMEs are targeted by our Business Solutions unit embarking on a customer-focused approach with a strong emphasis on all-in-one solutions.

     Our wholesale customer base comprises national and international mobile and fixed network operators and ISPs. Our marketing activities are customized to the individual needs of our customers focusing on the provision of integrated solutions and quality of service.
     Our wholesale services are marketed and sold directly to national and international carriers by our carrier managers. In 2005, we served more than 130 national and 350 international wholesale customers. We plan to further push our sales activities through indirect Partner Sales in those countries which are covered by our fiber optic ring (TA Jetstream).
     Customer service
     We handled about 12.1 million customer contacts at our front office, 5.7 million back office cases and 1.2 million service and installation assignments in 2005. These included 275,000 broadband installations, 9,000 of which concerned e-card.
     Through adaptations of our processes we gained higher automation levels in the back office and optimized the customer-orientation of our processes.
     Networks
     Telekom Austria is the largest telecommunications operator for fixed and mobile network services in Austria. All customer services are based on advanced, high quality technology networks with proven reliability.
     Switched network
     We operate a fully digital voice switching network serving 2.4 million PSTN access lines, about 420,100 ISDN basic access lines, and 7,300 ISDN multi access lines at December 31, 2005.
     Our network combines reliable technology with efficient network design. To assure network reliability our voice switching network operates on a double-tracked basis and we have an adequate administration and maintenance system. Our call success rate and exchange availability for 2000 through 2005 was between 99% and 100%. The call success rate is the percentage of originating calls resulting in successful connections (ringing tone) with the intended destinations.
     At December 31, 2005, more than 94% of the voice switches and remote units were connected to our transmission network by optical fiber cables, the highest capacity medium available.
     We are in the process of optimizing the switching network. We expect this program to reduce operational costs, lower capital expenditures and accelerate service rollout.
     Through our network we offer, among other services, toll-free VAS and number portability. The demand for new network services is driven by customer needs for communication within a predetermined user group and by regulatory requirements, such as number portability. We have started to adopt new network technologies that will facilitate the offer of convergent services such as using the same handheld phone for fixed and mobile calls.
     Data networks
     Technological innovations and advances in standardization allow us to provide a set of new telecommunications and multimedia services in connection with our large established network infrastructure. These innovations have occurred in three different areas: backbone network infrastructure, access infrastructure and advanced services.
     Backbone network infrastructure. This infrastructure is based on optical signal transmission. We predominantly use optical fiber as the transport medium for high-speed digital transmission. Our core network was based on approximately 19,900 kilometers of optical fiber cables at December 31, 2005. In addition, we provide radio links in specific areas upon customer demand.
     Telekom Austria runs a state-of-the-art multiservice network which is based on ATM and IP technology. Through the deployment of MPLS networking technologies we are able to integrate the SDH, ATM and IP network in order to offer the required quality of service for the whole service portfolio of Telekom Austria, i.e.

broadband access services based on ADSL and business customer services derived from fiber and SDSL access technology.
     Access infrastructure. Our access infrastructure is the means by which our customers connect to our networks. The access network plays a key role in our business as it supports the entire range of services. Broadband technologies such as ADSL permit high-speed internet access and digital video transmission on normal telephone lines. Across Austria we have installed 1,164 ADSL relay stations covering more than 89% of Austrian households. We had about 574,300 ADSL lines installed at the end of December 2005, up from 383,600 at the end of the year 2004 and we continue our expansion.
     In addition, we provide multimedia and other data services with high capacity requirements using direct access via optical fiber for large business customers. As the demand for broadband services increases, we anticipate a deeper penetration of optical fiber in the access network and expect to implement next generation solutions such as very high speed digital subscriber line (VDSL) applications on existing copper lines. Trial runs are expected to take place in 2006.
     Advanced services. These services are driven partly by the technological developments and partly by the demand of customers for more sophisticated services. New information and communication technologies such as digital mass storage and techniques for video compression and software platforms enable us to offer internet content services, unified messaging services, and commercial services such as digital signatures.
     International network
     Our international voice traffic is routed through two international gateways. We have connections to 236 destinations (including global satellite networks) and direct links to 154 international operators in 75 countries. We partially own or dispose of IRU’s (irrevocable rights of use) for undersea cables in addition to satellite capacities, provided by Intelsat and Eutelsat. Through the installation of Telekom Austria’s JetStream, we expanded our broadband activities abroad. This fibre-optics network, which can be expanded up to 320 Gbit/s, currently covers Prague, Frankfurt, Munich, Bratislava, Budapest, Milano and Ljubljana, thus allowing us to expand the capacity and required locations step-by-step to meet the growing demand. The expansion of Telekom Austria’s Jetstream does not only enable us to connect members of Telekom Austria Group as well as our wholesale and retail customers to our network, but also to act as major and reliable provider for voice and data services in the CEE-Area.
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
     We have started a multiyear program aiming at a smooth migration to NGN allowing for the development of innovative services while optimizing network costs by using existing infrastructure (see “Item 5.4. Liquidity and capital resources — Capital expenditures”).
     Information technology/Operations support systems
     The quality of our operations support systems is critical for the success of our business. Our operations support systems store, manage and analyze essential business information. These operations support systems enable us to make timely business decisions and develop new products and services based on the needs of our customers. By increasing the automation of our business processes we improved the productivity of our operational units and improved access to information. Our operations support systems are mainly based on market-standard software, and we expect to further replace legacy systems with standard software solutions.

Wireless
     Our Wireless segment consists of mobilkom austria AG & Co KG with its subsidiaries and Mobiltel EAD in Bulgaria with its subsidiaries (see also “Item 19. Exhibits — Structure of Telekom Austria Group”). The Wireless segment generated revenues of EUR 2,489.2 million in 2005, EUR 2,125.5 million in 2004 and EUR 2,030.2 million in 2003 before intersegmental eliminations.
     We had approximately 8.7 million mobile communications customers at the end of 2005, representing a 81.1% increase compared to 2004 with Mobiltel EAD contributing more than 3.5 million customers. The wireless segment now covers a total population of about 22.3 million. Wireless market penetration ranges from 79.5% in Bulgaria, 80.1% in Slovenia, 82.9% in Croatia to 106.0% in Austria.
     In January 2003, an exclusive partnership with Vodafone to co-operate in the Austrian, Croatian and Slovenian market was entered into. The cooperation has extended the range of existing products and services of the wireless segment and improved the product portfolio in particular for business customers. Both companies cooperate in the field of roaming, purchasing, development of new products and services, technical platforms, global account management and joint marketing initiatives. Starting 2004, numerous joint products were launched, especially in the area of data services and roaming. Among the launched services are:
•	Vodafone live!, a product portfolio, which is predominantly used by our residential customers, offers a variety of services such as games, videos, news and other information via mobile phone. Vodafone live! was launched simultaneously in Austria, Croatia and Slovenia in June 2004; important parts of Vodafone live! were re-launched in 2005, such as mobile radio and international web radio products. Since the fourth quarter of 2005 Vodafone live! users are able to choose TV programs from national as well as commercial broadcast channels.

•	Vodafone Mobile Connect Cards, a data card for laptops enabling fast wireless access to internet and corporate networks, and therefore offering full mobility for our customers was enriched by the EDGE (Enhanced Data Rates for Global Evolution) technology and special roaming data bundles with preferred rates in Vodafone networks have been introduced in Austria and Slovenia.

•	Vodafone World, a new transparent roaming pricing plan, offering a simple pricing plan world-wide was launched in Croatia and Slovenia, roaming promotions (offering special rates or other benefits) for our roamers in Austria and Croatia as well as the first local mobile tourism portal was launched in Austria.
     Blackberry enables customers to automatically send and receive all e-mails on handheld devices. In 2005, Blackberry services were enabled for mobile phones. Special Roaming Data Bundles with preferred rates in Vodafone networks have been introduced in all markets simultaneously. Competition has resulted in a reduction of tariffs throughout the markets and we expect continued downward pressure on tariffs. We believe that market liberalization has contributed to market growth and intensified competition in the Wireless segment. We expect that the organic growth in the Wireless segment will not be able to match the growth rates of prior years.
     Austria
     mobilkom austria AG & Co KG is the leading provider of mobile communications services in Austria with nearly 3.4 million customers at December 31, 2005, which represented a market share of 39.1% of the Austrian mobile communications market, in comparison to 41.0% at the end of 2004. Our mobile business has experienced rapid growth in recent years as the mobile penetration rate in Austria increased from 14.4% at December 31, 1997 to 106.0% at December 31, 2005. A penetration rate of over 100% shows the clear trend to a second SIM-card. The penetration rate increased by 8 percentage points compared to 2004. We believe that we have a strong market position as a result of our customer-focused services, two well recognized brands in Austria, with A1 as the product brand and mobilkom austria as the company brand, broad network coverage and eligible customer service.
     In August 2000, we were one of the first mobile communications operators worldwide to launch a nationwide and commercially operated network based on general packet radio service (GPRS). GPRS is a technology which is a data service enhancement for Global System for Mobile Communication (GSM). GSM is one of the leading standards for digital wireless communications.

     In January 2002, mobilkom austria was the first mobile communications service provider worldwide who was assigned a bank license. This license allowed us to establish our 100% subsidiary A1 Bank, enabling us to provide a broad range of m-commerce services. We sold one sixth of paybox austria to ONE GmbH in March 2006. This sale is expected to increase the customer base of paybox austria and is a step towards setting a uniform standard for payments through our mobile phones in Austria.
     We were the first European operator to set up a nationwide UMTS network. We began commercial operation of our UMTS network in April 2003. In 2004, we began actively promoting UMTS by introducing a data package in combination with a data card, Vodafone Mobile Connect Card, to be used with laptops. In 2005, selected UMTS-terminals started to create demand for voice packages. To push the penetration of UMTS-terminals, multimedia services, especially video and television broadcasts, mobilkom austria was the first operator who introduced the national Austrian broadcast channels ORF1 and ORF2, as well as ATV and additional 21 channels, which are privately operated, to the mobile TV. By the end of 2005, mobilkom austria covered all major cities and 60% of the Austrian population with its UMTS network and thereby fulfilled its regulatory obligations concerning UMTS for the year 2005. Furthermore, the extension of the service abroad has been successfully initiated by launching UMTS roaming in 39 countries by year-end 2005. The further expansion of the network will focus on in-building coverage. This will prepare us for a shift in traffic from GSM to UMTS in urban areas.
     In January 2005, mobilkom austria launched EDGE (Enhanced Data Rates for Global Evolution). EDGE is provided in addition to UMTS for those parts of Austria without UMTS-coverage so far. This allows A1 UMTS+EDGE data transfer in broadband quality for appropriate products, such as Vodafone Mobile Connect Card as well as for UMTS+EDGE handsets all over Austria, reaching 97% of the Austrian population. As none of the other operators in Austria offers EDGE, we have a unique position in data services. By the end of 2005, 24% of GPRS/EDGE downlink traffic-volume were carried over EDGE technology.
     Competition
     The Austrian mobile communications market currently has four GSM operators with UMTS licenses (mobilkom austria, T-Mobile Austria, ONE and tele.ring) and one additional UMTS license holder (Hutchison 3G Austria). In August 2005, T-Mobile Austria signed a share purchase agreement in order to buy the fourth GSM operator, tele.ring. The transaction is likely to be approved by the European Commission and the Austrian regulatory authority under certain requirements in early 2006. These requirements may include an obligation to offer for sale redundant infrastructure as well as UMTS frequencies to Hutchison 3G Austria and ONE, the two smaller operators in Austria. The new situation on the Austrian mobile market may have the effect of strengthening the position of T-Mobile Austria, as a result of economies of scale. In December 2003, mobilkom austria acquired Telefonica-owned 3G Mobile, which also held a UMTS license, and thereby increased the available frequency spectrum. Since the fourth quarter of 2004, Tele2 which previously operated as a service provider now operates as a Mobile Virtual Network Operator (MVNO) with its own access number. In 2004, the fixed net operator eTel started as a service provider, reselling mobile communications services under its own brand name, focusing on business customers and using the network of ONE. In 2005, Yesss, a 100% subsidiary of ONE, launched a no-frills prepaid service, using the network of ONE. Currently Yesss offers its services under the ONE access number, but will launch their own access number in early 2006. Yesss is offering only voice and SMS services, and gained approximately 267,000 customers by the end of 2005. In 2006, also our competitor Tele2 launched a cheap prepaid offer.
     Our competitors in the Austrian mobile communications market are partly or wholly owned by international, experienced telecommunications operators, and some of these competitors are also incumbents in their domestic markets. We compete in all facets of the mobile communications business, including handset prices, tariffs, corporate image, distribution network, product offerings, quality and network coverage.
     Customers and traffic
     We have experienced substantial growth in our mobile customer base over the past few years. According to our own market research, there were about 8.7 million mobile customers in Austria in December 2005, representing a mobile penetration rate of 106.0% of the population, which is one of the highest penetration rates of mobile communications in Europe. The penetration rate of over 100% reflects the fact of secondary SIM-card owners. As a result of the market saturation, we especially focus on retaining customers and slightly enlarge the customer base to protect market share. We expect growth in the medium-term which will be driven by new data services as well as the expansion of mobile technology to new products and services and thus will support our market leader position. In December 2005, our mobile customers represented approximately 39.1% of the mobile communications market in Austria, a decrease of 1.9 percentage point compared with the end of 2004.

     The following table shows selected customer and market share data for our services in Austria at the dates specified. Customer totals are based on total customer identification numbers issued. The market size is our best estimate.

	At December 31,
	2005	2004	2003
	(in thousands)
Customers at end of period
Contract	1,929.5	1,778.8	1,682.2
Prepaid	1,462.7	1,494.8	1,481.0

Total customers	3,392.2	3,273.6	3,163.2

Net additions	118.6	110.4	161.8
Market Information
Total market for mobile services	8,670.5	7,993.0	7,312.5
Our total market share	39.1%	41.0%	43.3%
     Our customer base increased to nearly 3.4 million customers in 2005, of which approximately 1.9 million were contract customers and approximately 1.5 million prepaid customers. Our focus on contract customers resulted in a stronger growth of our contract customer base.
     The Austrian market experienced an increase in churn rate as a result of an aggressive price policy. Nevertheless, mobilkom austria has the lowest churn rate among the more established Austrian providers, which is approximately 17.2%, compared to 17.0 % in 2004. The churn rate provides insight into the growth or decline of the customer base as well as the average length of participation in the service. Our Austrian churn rate is calculated based on the total number of customers who discontinue their use of our service in a 12 month period, divided by the average number of total customers during that period. A prepaid customer is disconnected 13 months following the last account deposit. In 2005, our contract churn rate was 10.9% and our prepaid churn rate was 25.2%. These rates are in line with the average churn rate of mobile operators in European Union countries where mobile operators subsidize handsets given to customers as an incentive to switch operators. Subsidized handsets have been available in Austria since late 1998. The introduction of mobile number portability in October 2004 has not significantly affected the churn rate of mobilkom austria.
     The following table shows traffic volume of our customers excluding visitor roamers, average number of customers, and the average monthly traffic per customer in Austria for the periods indicated. Customer traffic comprises outgoing calls made in Austria and abroad and incoming calls received by our customers abroad and excludes traffic from internal lines and from visitor roamers.

	Year ended December 31,
	2005	2004	2003
Traffic (in millions of minutes)	5,332	4,751	4,509
Average number of customers (in thousands)	3,302.9	3,184.4	3,064.5
Minutes per customer per month	135	124	123
     Products and Services
     We offer a wide range of mobile communications products and services including VAS such as voicemail, information services, m-commerce, mobile internet access, mobile office solutions, telematics (a combination of location-based services, global-positioning system (GPS) localization and remote control), and service allowing the use of up to three mobile phones under the same number, SMS, multimedia messaging services (MMS and video telephony). Location-based services encompass all services where information about the location of the consumer is needed, such as finding the closest hospital, restaurant, post office or grocery store and other location based information.
     Whereas with SMS only text-based messages can be sent, MMS offers the ability to send and receive multimedia messages comprising a combination of text, sounds, images and video up to 300KB to and from MMS capable handsets. In addition, MMS can also be sent and received via special internet platforms, such as the mobilkom austria portal www.A1.net. The portal www.A1.net uses the internet to promote, adapt and sell various products for our mobile phone services. We also added video telephony to our service portfolio for UMTS customers, enabling our customers to have multimedia person-to-person conversations.

     Contract services. For our contract customers we offer special customer service and tariff packages. Our customized products target all segments, from residential customers to large corporate accounts. Our large corporate customers benefit from a range of specialized corporate services such as mobile communications with full virtual private network functionalities or the largest portfolio of data services. The A1 XTRACARD PRO enables customers to use up to three SIM-Cards (Security Identity Module-Card) with the same telephone number, allowing mobile data usage and voice calls at the same time. Furthermore, mobilkom austria was the first operator in Austria to launch Push to Talk (PTT) in June 2005, a communications technology for mobile networks which is comparable to a walkie-talkie where users take turns speaking by pushing the PTT key, in a friendly user trial among the teenagers segment as well as our customers in the business segment.
     Prepaid services. Prepaid products are marketed primarily to lower volume mobile phone users. The advantages of prepaid services for us are decreased credit risk, lower costs of sales and reduced administrative costs. Since 2002, we observed a saturation of the prepaid-market, although the usage in roaming is still increasing as a result of promotional activities during travel season.
     Call back service. mobilkom austria’s service development in the voice segment focused on call completion services aimed at increasing voice usage of the total customer base. We successfully introduced missed call notification to our 3.4 million customers. Our customers get an SMS notification with a list of all numbers that tried to call them while their handset was turned off or out of coverage and the caller did not leave a message. Additionally, we increased the usability of our voice mail system and our customers are now notified about the caller ID of people who left a voice mail to facilitate easy call back.
     M-commerce services. Due to our wide range of m-commerce (mobile commerce) services we managed to significantly broaden our customer base in the last year and strengthen our position as market leader for m-commerce services in Austria. The portfolio of services is large and ranges from event ticketing to short-term insurance contracts for major sports injuries and paying at vending machines and betting via mobile phone. In September 2003, we launched a ticketing solution for public transportation in Vienna, Austria which enables customers to purchase tickets via mobile phone. These services are now also available in other major Austrian cities. In 2005, mobilkom austria enlarged it’s portfolio especially with an offer for mobile betting.
     In October 2003, we started the m-parking service in Vienna, Austria. m-parking enables car drivers to pay short-term parking fees via their mobile phone, processed through our subsidiary A1 Bank. A1 Bank administers the funds generated through parking management in trust for the City of Vienna, Austria. Since the launch of the service the most important urban cities also implemented mobile parking solutions with mobilkom austria. About 300,000 parking tickets are sold every month in Vienna. Further services have been launched such as the public transport ticket in other cities than Vienna or a highway toll ticket.
     Furthermore, the most popular gambling service in Austria, the national lottery, offers its service via SMS. In 2004, mobilkom austria cooperating with Vodafone Germany, launched a cross border ticketing solution, allowing customers to purchase train tickets from Austria to Germany.
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
     Business customers. Within the business service sector, mobilkom austria achieved a major improvement in customer perception of mobile business applications by launching easy-to-use products such as MOBILE BROADBAND, which uses the Vodafone Mobile Connect Card as access to mobile office solutions. An attractive tariff, charged at a fixed rate, combined with the benefit of the high performance data rate makes MOBILE BROADBAND the first UMTS+EDGE mobile business application for the retail market in Austria. We are the only company in Austria which uses this technology.
     In 2004, we also introduced Blackberry, enabling customers to send and receive all e-mails on a handheld device automatically. In 2005, we enlarged the offer by giving business customers the possibility to connect the handheld device to their own ERP system (enterprise resource planning) as well as to office functionalities like e-mail or calendar.
     International roaming services. International roaming enables our customers to make and receive calls with their mobile phones in other countries using the networks of operators with whom we have entered into international roaming agreements. These services are offered to our contract customers and registered prepaid customers. At December 31, 2005, we had international roaming agreements with mobile network operators in

157 countries. Additionally, we offered to our prepaid customers roaming in 40 countries with 64 mobile operators without the necessity of prior registration. At December 31, 2005, we offered GPRS roaming in 83 countries with 249 operators. In 2004, we started to focus on offering 3G roaming to our customers. Until year end 2005, we launched 3G roaming in 39 countries, significantly increasing the possibilities of data transmission abroad. As an extension of our data offering in roaming, EDGE was enabled in 31 countries with 50 operators. In addition, we offered our customers additional convenience services, such as using the same short numbers for calling voice mail abroad, recharging the prepaid account abroad and special rates during summertime at primary tourist destinations.
     Sales, marketing and customer service
     Our mobile sales and marketing strategy aims to enhance the breadth and quality of our service and build long-term relationships with our customers, thereby taking measures to balance our churn rate and maintaining our strong position in a highly competitive market. Our sales and marketing strategy includes:
•	Increasing sales through direct channels and developing them into service points for our customers, e.g. for hardware replacement, rental handsets in case of damage;

•	Strong focus on valuable business customers;

•	Further improving skills and service orientation of our customer service and sales agents; and

•	Improve usage and amount of data products, such as mobile broadband, Vodafone live! or Blackberry.
     In the Wireless segment, we split our customer base into three customer groups:
•	Business customers: individual business solutions are offered to this group of sole proprietorships and larger corporations and organizations;

•	Residential customers: residential contract; and customers with medium to high usage of mobile communications services are included in this group; and

•	Prepaid customers: customers with low usage of mobile communications services and no fixed binding are served in this group.
     We distribute contract, prepaid and data mobile communication services through various channels, including our own shops, shops-in-shops, post offices, retail agents, tobacconists, internet, and a strong key account sales force.
     At December 31, 2005, we operated 40 A1 shops in major metropolitan areas in Austria, whereby three A1 Shops are operated by franchise partners, without any noticeable differentiation to company owned A1 Shops. A1 shops offer mobile communication products, services and accessories, technical information and advice, and the opportunity to test mobile communication products. We have also entered into distribution agreements with approximately 1,842 electronics equipment outlets throughout Austria as of December 31, 2005. Our shop-in-shop concept comprises approximately 180 branded information counters in large consumer electronics outlets. In addition, our mobile communication products and services are also offered in our 51 Telekom Austria shops and in 1,329 post offices throughout Austria, which provide high visibility for our products and services.
     We also sell our prepaid products through other retail agents, such as supermarkets, tobacconists and gas stations throughout Austria.
     We operate the e-commerce website www.a1.net for our mobile communications products and services, offering contract and prepaid subscriptions, accessories and re-loading of prepaid accounts via internet. The majority of these services may also be accessed via mobile handsets.
     Customer service
     In 2001, our call center and inbound and outbound services were certified by the ÖNORM Institute, the Austrian Standards Institute, becoming the first certified call center in Austria. In 2005, the ÖNORM Institute audited mobilkom austria’s customer service quality and extended the certification for an additional two years.

     We seek to provide high quality customer service and to continuously strengthen the relationship with mobile customers starting from the first contact. Operating in two locations, customer services provides inbound and outbound call service including the active promotion of our product range, customer data management, activation and cancellation, customer correspondence via letter, fax and e-mail, complaint management as well as billing, accounting, fraud and debtor risk management. We strategically concentrate on support of promising data products and services – such as mobile internet access or mobile office solutions.
     Customer services is an essential driver for customer’s loyalty within the saturated Austrian telecommunications market. We sought to increase customer’s satisfaction by offering an integrated service with single customer contact and enhanced our employee’s identification with our brand values. Our efforts lead to further increased customer satisfaction measured by market research institute Tri-Consult twice a year.
     We are continuously upgrading our billing system in order to support the introduction of new products and services and to increase our ability to offer a more flexible tariff structure. Particularly for corporate customers, our billing system allows for customer segmentation and to offer multiple tariff rates and more customer tailored billing information. After introducing electronic online billing in 2003, we have promoted the increased usage of online billing among private customers. In 2005, we introduced paperless billing and we successfully managed to reduce costs for bill production and postal distribution.
     As part of our aim to encourage customer loyalty, we operate a points-based customer loyalty program for which more than one million customers were registered at December 31, 2005. The collected points entitle customers to purchase new subsidized handsets and accessories for mobile phones.
     We also provide the A1Auskunft service. This directory assistance offers address and telephone number information. The information can be communicated by voice, sent by e-mail, SMS or fax, or the customer can be directly connected to the requested number.
     Tariffs
     We offer a variety of tariffs, the customer chooses the tariff which suits him best, such as customers who frequently telephone to other networks. We offer promotional packages intended to attract and retain customers, through lower rates for calls to other mobile and fixed networks upon payment of an additional monthly fixed fee, or reduced monthly fees. With new tariff packages, we are applying a segmented marketing approach by limiting certain services to selected age groups, thereby addressing the special needs of young consumers and children. In addition, we intend to continue to focus on attracting and retaining high-volume corporate customers by offering flexible corporate tariff structures, volume discounts and handset replacements. In the third quarter of 2005, we offered new tariffs called “unlimited” with flat rates or unlimited calls or SMS to different destinations. Due to the increased importance of data services in 2005, mobilkom austria offered clear and easy volume prices for mobile broadband or Blackberry. Additionally, we offered special data roaming rates for e.g. Blackberry users and Vodafone Mobile Connect Card users, with special rates on our Vodafone partner networks.
     Networks
     Our mobile networks in Austria are based on digital GSM, GPRS, EDGE, and UMTS technologies. HSDPA was presented in September 2005 and was launched as a commercial service end of January 2006.
     mobilkom austria continuously monitors the quality of its networks and those of its Austrian competitors in terms of set-up success, drop call rate and data throughput and reports the results on a monthly basis. Based on a test carried out under the supervision of the Technical University of Vienna, Institute of Broadband Communications in 2005, our average Voice “call success rate” was 97.6%. This is a higher “call success rate” than that of our competitors. The benchmark measurements are now carried out with dual mode UMTS/GSM terminals and no longer on GSM-terminals only. This methodological change contradicts a direct comparison to previous measurements.
     In addition, the cooperation with Vodafone enables us to compare our results with those of various European companies. Therefore, we started benchmarking major performance-KPI’s (Key Performance Indicators), particularly for end-to-end performance of GPRS and UMTS data transmission, in 2004, to be able to further compare and enhance performance. In 2005, our network was rated highest for data throughput in Austria by the Technical University of Vienna, Institute of Broadband Communications.
     At December 31, 2005, mobilkom austria’s core network consisted of 11 Mobile Switching Centers for circuit switched voice traffic, 10 Serving GPRS Support Nodes for packed switched data traffic and 4 Home

Location Registers. Several systems are installed in order to provide our customers with VAS (Value Added Services), such as Intelligent Network platform, Short Message Service Center and Voice Mail System.
     At December 31, 2005, mobilkom austria’s GSM network consisted of 5,407 base stations. In 2005, the main focus was on capacity upgrades of existing base stations. Nevertheless, 44 new base stations were installed of which 33 were macrocell stations and 11 were microcell stations.
     The following table shows the number of GSM microcell stations (which assure in-door coverage and additional capacity), GSM macrocell stations and total GSM transmitter stations in Austria that were operational at the end of the periods indicated.

	At December 31,
	2005	2004	2003
Microcell stations	1,073	1,062	1,010
Macrocell stations	4,334	4,301	4,199

Total (on air)	5,407	5,363	5,209

     We provide dual band services to accommodate our expanding customer base with the necessary capacities and the best quality. At December 31, 2005, we held nationwide 2x17.0MHz (85 channels) spectrum in the 900MHz band and 2x15.0MHz (75 channels) spectrum in the 1800MHz band. This includes additional 2x6.6 MHz E-GSM (extended GSM) frequencies. E-GSM is an extension to the spectrum of GSM. Necessary for more total capacity for GSM systems, the ETSI-standard GSM 05.05 spectrum was extended several times. The first and most prominent extension was DCS-1800 or GSM-1800, the second was E-GSM. With E-GSM, the original P-GSM (primary GSM) spectrum was enlarged by 2x10 MHz. Like in the past, we intend to expand dual band service to areas with significant amounts of mobile traffic such as large and medium cities, technology parks, tourist sites, highways and airports.
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
     Wireless Application Protocol (WAP). In December 1999, mobilkom austria AG introduced WAP, a specification for a set of communication protocols to standardize the way that wireless devices can be used for internet access, including e-mail and newsgroups. Since March 2000, mobilkom austria has offered a personalized WAP-portal with an integrated search engine. In 2004, the popularity of WAP increased by launching Vodafone live!, the common portal of Vodafone companies and partner networks.
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
     Enhanced Data Rates for Global Evolution (EDGE). EDGE evolved through an enhancement of GSM providing faster data transmission. Because it is built upon the existing network, EDGE is used by mobilkom austria to complement our 3G coverage. mobilkom austria launched EDGE in Austria in January 2005.
     Universal Mobile Telecommunications System (UMTS). mobilkom austria successfully bid for a UMTS license in Austria in November 2000. UMTS allows operators to transmit data significantly faster, exceeding the speed of the preceding mobile systems by far. It also permits implementation of multimedia applications that integrate voice, video, and data communications. On September 25, 2002, the technical launch of UMTS was demonstrated with a live video conference over mobilkom austria’s UMTS network. As the first operator in Austria, mobilkom austria commercially launched the service on April 25, 2003, covering about 50% of the Austrian population at the end of 2003. At the end of 2005 our UMTS-network covered about 60% of the Austrian population. The takeover of 3G Mobile in December 2003 increased the available frequency spectrum for mobilkom austria from 2x10 MHz to 2x14.8 MHz, which gives us ample capacity to handle potential growth of mobile services in the future and will allow us to reach our goals with a smaller number of macrocell stations.

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
     The following table shows the number of UMTS stations. The focus of the rollout is, after meeting regulatory requirements for population coverage, on enhanced indoor coverage and additional capacity for densely populated areas:

	At December 31,
	2005	2004	2003
Macrocell stations	2,057	1,697	1,271
Microcell/Indoor stations	53	24	—

Total (on air)	2,110	1,721	1,271

     Synergies of our base station infrastructure are utilized by combining GSM and UMTS equipment.
     High Speed Downlink Packet Access (HSDPA). HSDPA is an improvement for data-rates achieved with UMTS. This improvement is mainly done for downlink where data-rates up to 14.4 Mbit/s will be reached. The first generation of network and handset equipment which will offer 1.8 Mbit/s was launched end of January 2006. HSDPA further enhances data services with a reduced latency and an uplink data-rate of 384 kbit/s. First focus of rollout are densely populated areas with the aim of upgrading the whole UMTS-network over time.
     Wireless Local Area Network (WLAN). WLAN uses high-frequency radio waves to create a locally-limited, broadband connection to computer networks. A1 WLAN was launched in March 2004. Our main focus is to address business customers in high density areas, such as seminar hotels, conference centres, and public transport. By year end 2005, the actual rollout exists of 278 WLAN area access points. Key partners for A1 WLAN are major hotel groups including Hilton, Trend Hotel Austria, and Arcotel, throughout Austria every premise of the restaurant chain McDonald’s Austria was covered.
     Information technology/Operations support systems
     Information technology’s main focus is to support all lines of businesses locally in mobilkom austria and where needed internationally in the Wireless segment. Main tasks of IT are consultancy, implementation and operation of systems and architectures.
     Our operations support systems store, manage and analyze essential business information. These operations support systems enable us to make timely business decisions and develop new products and services based on the needs of our customers. Essential developments in 2005 were the enhancement of mobile number portability, Vodafone live!, the development of integrated customer treatment at every point of sale, the implementation of new m-commerce applications including the integration with payment systems and implementation of ERP.
     Our main IT systems include our billing systems, customer relationship management (CRM) system, mobile data applications, internal/decision support applications and ERP systems. Our billing systems collect and rate individual customer transactions (voice and data) and produce the invoices either electronically via secure access or in print. Our CRM system covers the total range of customer contacts serves as an information base for products and services, coordinates business-sales-activities, documents the individual history of customer contacts and operates campaigns. Our mobile data applications – mobile portal (internet applications via web and WAP) -enable the use of internet-based services via mobile phones, such as office solutions and portals (www.A1.net). Our internal applications comprise SAP as Enterprise Resource Management System (which is in use to support consolidated and streamlined business processes in the areas of logistics, material management, finance, investment and procurement) and our Data Warehouse, which is continuously developed to deliver all relevant business information.
     Bulgaria
     In March 2005, Telekom Austria acquired an option entitling us to enter into a share purchase agreement for 100% of MobilTel AD, a Bulgarian provider of mobile communications services, and Alabin 48 OOD (“Alabin”), which solely provided management services to MobilTel AD, between May 31, and June 25, 2005. As of June 1, 2005, Telekom Austria AG exercised the option and acquired 100% of MobilTel AD and

Alabin 48 on July 12, 2005. Consequently, Telekom Austria includes the results of operations of MobilTel AD and Alabin in the consolidated financial statements starting from July 12, 2005. As a result of the acquisition we gained strong strategic and operating position in the Bulgarian telecommunications market. On November 1, 2005, MobilTel and its parent company, TAG-Tel EAD, completed all merger formalities in accordance with Bulgarian law. The merged company has been named Mobiltel EAD.
     Mobiltel EAD is the leading provider of mobile communications services in Bulgaria. The company provides its products and services to over 3.5 million subscribers as of December 31, 2005 compared to 3.0 million in the end of 2004. Due to the continuous mobile business growth the penetration increased from 59.7% as of December 31, 2004 up to 79.5% as of December 31, 2005. The company has a market share of 57.6% compared to 64.4% as of December 2004 making it the largest mobile telecommunications operator in Bulgaria. Although the customer base rose by 18.4%, the market share fell to 57.6%. Our customer base is comprised of 34.3% postpaid and 65.7% prepaid customers.
     Mobiltel shares the Bulgarian mobile communications market with Globul (100% owned by CosmOte, a Greek mobile operator), the third GSM Operator Vivatel (owned by the Bulgarian Telecommunications Company — BTC), who officially launched its services in November 2005 and Mobikom, which is the only analogous mobile operator and is expected to exit the market within 2006.
     Mobiltel EAD offers various retention programs. During 2005 the Private Loyalty program increased the rate of contract renewals as well as the sale of additional handsets through traditional sales channels. The loyalty program is a point based program. Points are awarded on the basis of fees paid. Customers can exchange these points for various benefits such as free minutes, discount on handsets and accessories.
     During the year 2005, Mobiltel EAD introduced new tariff plans such as Mtel Extra, launched in December 2005, offering lower fixed fees including free-on-net minutes. The plans increased gross adds and migrations from prepaid to postpaid service.
     Mobiltel EAD launched new tariff plans for business customers in March 2005 which were well accepted by the market and resulted in sustaining in the market share in SME (Small and Medium Enterprises) segment at 70% in December 2005. The tariff plans include reduced monthly fees and a combination of free minutes and lower fees. In order to keep the market leadership Mobiltel EAD continued to improve the retention program for large companies and predefined customer groups, generally referred to as closed user groups, through its special tariff Mclass. In October 2005, Mobiltel EAD introduced its business and tariff plan offering a price of 0.01 BGN to closed user groups. A closed user group is a special feature of the Bulgarian mobile telecommunications market. It allows various professional groups such as members of the police force, postal service and fire fighters, to be grouped into separate user groups with separate tariff plans.
     In the Prepaid segment Mobiltel EAD launched in 2005 the product Prima Party, which aimed at the youth segment with a very low price during off peak hours. In September 2005, Free Prima Party Tariff was introduced, which was offering free of charge conversations during off peak hours. In November 2005, Mobiltel EAD introduced another prepaid product – Prima Star which offers the lowest net price for prepaid on the market. SMS top-up for prepaid service was launched in March 2005. It allows a prepaid account recharge by simply sending a text message. During the year Mobiltel EAD opened 44 new shops, totaling in150 at year end 2005. Mobiltel EAD entered into exclusive agreements with two dealers offering prepaid and postpaid services. Through the cooperation with these dealers 60 more points of sales were added to Mobiltel’s distribution network.
     Mobiltel EAD operates a high quality network which covers over 99% of Bulgarian population. At the end of 2005 there were 7 Mobile switches, 50 Base Station Controllers and approximately 2,470 base transceiver stations (BTS) in operation.
     After launching GPRS in the beginning of 2004, Mobiltel EAD introduced the EDGE technology, which was commercially launched in the first quarter of 2005. 3G technology currently covers 46% of the population, is available in 20 cities and in all of the major Black sea and mountain resorts. Mobiltel EAD is the only operator offering services through the EDGE technology.
     In April 2005, Mobiltel EAD acquired a class A UMTS license for 20 years. Globul and BTC acquired each a UMTS license. In December 2005, Mobiltel EAD acquired a Point-to-Multipoint (WIMAX) License.

     Croatia
     In September 1998, Croatia awarded its second GSM license to Vipnet, a consortium in which we have held an interest through mobilkom austria since 1998. We increased our stake in Vipnet until December 31, 2004, bringing our total interest in Vipnet to 100%.
     Vipnet shares the Croatian mobile communications market with the incumbent operator T-Mobile, a subsidiary of T-HT (Hrvatske telekomunikacije d.d.), with Deutsche Telekom as its main shareholder.
     On December 22, 2004, the Swedish operator Tele2 received a combined GSM/UMTS license, which is valid for 20 years. The third Croatian operator launched its commercial operation in October 2005. Vipnet and Tele2 signed a contract on national roaming in June 2005 allowing Tele2 customers to connect to Vipnet network in all of Croatia except for the Zagreb area. Under the agreement Vipnet offers Tele2 the service of the national roaming for voice services as well as for sending and receiving SMS. The contract is valid for 3 years.
     In April 2004, Vipnet began the introduction of EDGE technology covering 90% of Croatia’s population by the end of 2005. After placing the first UMTS test call in Croatia in May 2003, Vipnet was granted a UMTS concession for 20 years in October 2004. Vipnet launched its commercial UMTS services in January 2005 making Vipnet one of the first operators in Europe operating a combined EDGE and UMTS technology, offering high volume data products to a broader customer base. Vipnet obtained a fix-net license in July 2005 and in November 2005 the Croatian Agency for telecommunication decided to grant Vipnet the concession for fixed wireless access for the city of Zagreb. Furthermore in 2005,Vipnet signed interconnection agreements with Tele2, Optima and Portus, all of them being new fixed line companies in Croatia.
     As of December 31, 2005 Vipnet served approximately 1.6 million customers, 84% thereof use prepaid services, and increased its customer base in 2005 by 23.3% compared to December 31, 2004. Vipnet had a low annual churn rate of 10.0% in 2005. Vipnet has a 44.1% share in the Croatian mobile communications market. Croatia’s mobile communications penetration rate was 82.9% as of December 31, 2005.
     In 2005, Vipnet offered promotional tariffs and packages in order to retain current and attract new customers. Vipnet offered for all segments different usage options allowing benefits such as flat rates for all destinations, free on-net calls for “friends” numbers, discounts on calls to national fixed lines and reduced monthly fees. The launch of new tariffs was followed by special handsets promotions resulting in high acquisition and retention costs. Furthermore, Vipnet’s customer base migrated partly from prepaid to contract.
     In 2005, our Croatian customers sent more than 1 billion SMSs. On average, customers send 65 SMSs monthly, which is one of the highest SMS usage rates in Europe.
     As a major tourist destination, Croatia has a high number of visitor roamers in the summer season. Visitors generated more than 13% of Vipnet’s total revenues.
     The strategic partnership with Vodafone resulted in a successful launch of Vodafone live! mobile portal, Vodafone World Roaming tariff and Mobile Connect card, which enables quick and easy internet access with laptops. Blackberry enabling customers to automatically send and receive all e-mails on handheld devices was introduced. Besides the new roaming pricing, Vipnet increased the data roaming footprint considerably in 2005 and worked on data roaming offerings such as the Blackberry roaming bundle.
     Slovenia
     With a penetration rate of 80.1% in Slovenia and a market share of 22.7%, Si.mobil is the second-largest mobile communications provider of the country, serving 359,600 subscribers at the end of year 2005. The contract customer base accounts for 49.1% of the total customer base. In Slovenia there are currently four mobile operators, Mobitel as the dominant incumbent with a market share of 70.0%, Si.mobil and Vega. In addition, Debitel provides mobile communication services using the infrastructure of Mobitel. In December 2005, new

MVNO provider Volja Mobil entered the Slovenian market, offering prepaid services under the brand name izi mobil, using Mobitel infrastructure.
     In May 2004, Si.mobil simplified its tariff offer, reduced its rates and introduced new products and services. In March 2005, this offer was expanded to the business segment with a new price plan – Business Smart with VPN service upgrade option. Also in March new Vodafone Mobile Connect Cards, supporting EDGE technology and Blackberry service were introduced to the Slovenian market. At the end of 2005, EDGE technology covered 70% of the population. Si.mobil as first Slovenian operator enabled prepaid users to send MMS from abroad at the end of July. In November 2005, the first GPS navigation for mobile phones in Slovenia was introduced by Si.mobil under the commercial name — Si.navigator. Si.mobil focused on the implementation of transparent roaming tariffs with the introduction of Vodafone World. Data roaming was promoted by increasing data roaming footprint and quality and offering roaming data bundles for the newly introduced Blackberry and Vodafone Mobile Connect Card.
     The Slovenian mobile communications market is near saturation. The regulatory environment is similar to the rest of Europe. However the Slovenian regulatory authorities have only recently started to take first measures to increase competition. Beginning January 1, 2005, a new, more favorable agreement with Mobitel on asymmetrical mobile-to-mobile interconnection fees was reached. The agreement provides Si.mobil with more favorable termination fees for calls from Mobitel customers.
     Liechtenstein
     On November 16, 1999, the Principality of Liechtenstein granted a GSM license to mobilkom liechtenstein, a wholly owned subsidiary of mobilkom austria. mobilkom liechtenstein launched services on September 13, 2000. Furthermore, mobilkom liechtenstein started premium-rate services and services for mobile virtual network operators, which are interconnection margin-businesses that account for a substantial part of its financial results. In April 2005, a fixed line product was launched to extend the product portfolio.
     The penetration rate in Liechtenstein reached 80.1% at December 31, 2005. The customer base of mobilkom liechtenstein amounts to more than 4,200 (all of them contract customers), thus accounting for a 15.1% share of the mobile communications market in Liechtenstein. mobilkom liechtenstein is the largest mobile communications provider in this highly competitive market.

Properties
     Our consolidated financial statements show a net carrying value for property, land and equipment of EUR 3,774.6 million in 2005 and EUR 3,888.7 million in 2004. The acquisition costs were EUR 11,486.4 million in 2005, and EUR 10,863.6 million in 2004. The acquisition costs include, among others, communications network and other equipment totaling EUR 9,952.0 million, land totaling EUR 60.0 million and buildings totaling EUR 738.4 million on December 31, 2005. The item communications network and other equipment primarily include switching and transmission equipment as well as access and trunk cables.
     The properties of Telekom Austria consist primarily of buildings with integrated technical facilities, such as switching devices, transmission towers and antennas and, to a relatively small extent, administrative buildings. In addition to the buildings we own, we also lease space. At December 31, 2005, we used about 2,083 facilities, of which approximately 32% were leased. The major part of land and buildings comprise the property owned by Post und Telekom Austria AG allocated between Österreichische Post and Telekom Austria as a result of the spin-offs described under “— 4.2. History and Development of the Company.”
     The majority of our information technology equipment is located at our own premises of approximately 11,000 square meters in Vienna. Our main switching and transmission equipment is based in our technology center (Arsenal), which occupies approximately 90,000 square meters in Vienna’s third district.
Research and Development
     Research and development (R&D) in combination with our innovation strategy, product lifecycle management and technology strategy is an integral part of our innovation management. We believe that R&D is important to our continuing success and on retaining technological innovation leadership. We hold a variety of patents and licenses. No single self-developed patent or license is material to our business.
     We seek to stay ahead in promising areas of new research and scientific advances with a focus on application-oriented research. We focus our research activities on trend-setting and usability proved technologies particularly in the field of broadband communications, transmission technologies, service platforms, optical core technology, network security and support systems within our fixed line and mobile telecommunications networks. We consider these research areas indispensable for the creation of new services and for the build-up of efficient and reliable multi-service network structures. Related issues are being dealt with through participation in national and international initiatives and network driving initiatives. Telekom Austria sees itself as a driving force in the interplay between the Austrian ICT (Austrian Information and Communications Technology ) research landscape and system manufacturers.
     We continued our cooperative research efforts with industry and academic partners in various projects partly funded by the European Commission or national funding schemes. Our projects focus on the development of advanced, personalized harmonized services for users by taking advantage of heterogeneous service infrastructures, like IN services, mobile network services or VoIP Services.
     Research activities are coordinated between the two operating segments, Wireline and Wireless on a regularly basis.
     Our consolidated research and development expenses amounted to EUR 43.0 million, EUR 42.4 million and EUR 42.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.
Wireline
     In 2005, the Wireline segment continued its application and service oriented research program. We focused our R&D activities on future personalized and interactive multimedia services.
     Especially our work on innovative applications and services based on Telekom Austrias wireline multimedia platforms and broadband networks for supporting community content lead to the successful prototype of community television.
     At the Alpbach Technology Forum Telekom Austria presented its vision on “Converging Media” by means of multimedia applications and portals for e-health, e-government and e-education. For the first time in Austria,

HDTV (High Definition TeleVision!) transmission over Telekom Austria’s broadband network was demonstrated at this event.
     To enable best quality high capacity we continued our research in advanced networking technologies like FTTx (Fiber to the x, where x stands for home, cabinet, curb, etc.), xDSL or WIMAX, Carrier Ethernet and SAN (Storage Area Networks). In 2005, we received a patent for a method for DSL security.
Wireless
     Our Wireless segment continued to focus on application and service-oriented R&D programs based on user centered approaches. All activities have been in line with our strategic focus of improving quality, usability and user experience, many of them in cooperation with other companies, research institutes or academic partners. Our projects have focused on modular, flexible and scalable mobile data applications, access independent service delivery, advanced service platforms, multi-modal speech applications and concepts for prototyping new services for our high quality and high speed, full-coverage mobile broadband network based on combining of UMTS and EDGE technology.
     We hold patents for enhanced localization methods and a Service Interaction Gateway. In 2005, we requested international applications according to Patent Cooperation Treaty for Improved Mobile Video Streaming and Enhanced Measuring Methods for Road Traffic Monitoring.
     To enable best service quality for voice and data we continued our research program in enhanced network monitoring and analyses of user behavior. Following the technology trend we focused our research scope on emerging technologies for high speed mobile transmissions (High Speed Downlink Packet Access), real time multimedia applications (mobile streaming), Telematics, Telemedicine and Near Field Communication. Research activities to avoid the annoyance and cost of Spam have been continued successfully.
Capital expenditures
     For information relating to our capital expenditures, see “Item 5.4. Liquidity and capital resources — Capital expenditures”.

4.3. REGULATION AND LEGAL FRAMEWORK
Regulation
Austria
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
     In the 1990s, the European Commission (EC) had used its powers deriving from the EC-Treaty to open telecommunications markets in the European Union member states by issuing directives providing for liberalization, abolishing monopoly rights of the state-owned telecommunications operators. In the following years, the European Union has adopted a number of directives and recommendations regarding open and efficient access to and use of public telecommunications networks and services, formerly known as “Open Network Provisions”. In late 2005, the European Commission announced a timetable for the review process of the 2002 regulatory package which will be subject to EU wide consultation within the year 2006.
     At the end of December 2000, the European Union issued a regulation regarding access to unbundled local loops which is directly applicable in the member states. For further details see “— Interconnection and specific network access — Access to local subscriber lines”. In February 2002 the European Union adopted a package of new directives, which was implemented in Austria by the Telecommunications Act in August 2003. The requirements were intended to harmonize technical interfaces, usage conditions and tariff principles throughout the European Union and to ensure objectivity, transparency and non-discrimination in access to and use of public telecommunications networks and public telecommunications services and foresaw first detailed regulatory measures like Carrier Pre-selection or Number Portability and universal services like directory services, public payphones or non-discriminatory access to the network. The new legal environment is based on the framework-directive, which defines new rules for the market definition procedure and is more and more harmonized with general competition law which is the basis for any regulation of the telecommunications markets. The 25% threshold for “significant market power” (SMP) no longer applies. The national regulatory authorities are required to consider more factors in determining whether a company has a dominant position in that market. Under the framework directive the national regulatory authorities will seek to harmonize their decisions on an EU-wide scale which also comprises exchanges with the European Commission. Therefore, the competencies of the regulatory authorities to regulate the telecommunications markets were extended.
     The Access- and Interconnection directive provides for the legal instruments for regulating the telecommunications wholesale markets (carrier to carrier relations) based on the principle of technical neutrality while the Universal Service Directive focuses on the provision of the universal service and limited ways of regulating retail prices. The licensing directive establishes a common ground for providing services and operating networks.
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
2002 until today
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
     The amended Telecommunications Act of 2003, allows unrestricted market access to all entrants who qualify under the act and replaced the former licensing regime by a general notification requirement. Consequently, any telecommunications service provider is allowed to offer its services in Austria without a license. One of the principal objectives of the Telecommunications Act of 2003 is the promotion of competition within the Austrian communications sector and the provision of reliable, high-quality and innovative telecommunications services at a reasonable price. Regulatory measures are intended to promote a modern telecommunications infrastructure that leads to high-quality sites and effective competition by stimulating investments in innovation and infrastructure. Additional objectives include the provision of universal service throughout Austria, the protection of customers and operators against the distortion of competition, access to information and transparency of prices and general terms, data protection, avoidance of SMP and efficient and interference-free use of frequencies. Operators having significant market power (“SMP”) in communications markets are subject to a special regulatory regime. In general, sector specific regulatory measures are applicable only in the absence of effective competition. Regulatory measures should be kept technologically neutral and may not restrict the introduction of innovative products and services (generally referred to as “emerging markets”).
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
     Under this new regime, the scope of sector-specific regulation is subject to a broader market concept and regulatory measures should be narrowly and proportionally directed at concrete market failures. As a further result of the intended transition to general competition law, the Cartel Court has been vested with sole jurisdiction over matters concerning abuse of SMP.
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

Results of the regulation of operators with significant market power
     Under the 2002 EU directives, the former sector-specific concept of market dominance, now called significant market power (“SMP”) has been adjusted to the concept of market dominance as used in European Union and Austrian competition law. In May 2003, the EU Commission identified 18 markets which may be subject to sector-specific regulation.
     To date, the Austrian regulatory authority has defined 17 nationwide markets by market ordinance (Märkteverordnung) which entered into force on October 17, 2003 (for further details on the issue see “— Market analysis”).
     Under the new regime, an operator is considered to have SMP if compared to its competitors, it has an overwhelming position due to its ability to influence market conditions, its revenues in comparison to the size of the market, its control of the means of access to customers, its access to financial resources or its experience in providing products and services.
     Where an operator is identified as having SMP the regulatory authority will impose at a minimum several measures referred to as “remedies”.
     Market Analysis
     In late 2003, the regulatory authority began its analyses of the markets pursuant to the Telecommunications Act of 2003.
     Once the regulatory authority has determined that we exercise SMP in one of the relevant markets, the regulatory authority may subject us to the requirement that we do not charge excessive prices, or provide unreasonable bundles. The regulatory authority still has the power to control individual tariffs and cost orientation (the prices of tariffs have to be based on the fully distributed costs) of these tariffs and approves our minimum offer of leased lines and the prices for those leased lines.
     Moreover, under the relevant provisions of the EU regulatory framework, national regulators are required to notify the Commission of all national measures that would affect trade between Member States and that are intended to impose or remove regulation on undertakings providing electronic communications networks or services. The Commission may comment on the draft measures, or, where it disagrees with the conclusion on market definition or the designation of SMP, may require the regulator to withdraw the draft measure.
     To date all markets have been analyzed and the second round (every two years) of analyzing the defined markets has already started (see “— Major regulatory decisions affecting Telekom Austria”).
     The remedies, the regulatory authority has imposed on us as a fixed line operator, are more detailed than under the old regime, but the overall scope of intervention however, has not materially changed. The market analyses have however resulted in the conclusion that we are no longer viewed as having SMP in the following markets relevant for our fixed line business (for the mobile markets, see below):
•	In the retail market of “ publicly available international telephone services provided at a fixed location for residential customers”;

•	In the wholesale market of “wholesale trunk segments of leased lines”;

•	In the wholesale market “transit services in the fixed public telephone network” the Commission of the European Union vetoed the regulatory authority’s decision that we did not have SMP in this market. In October 2005 the European Court of Justice rejected the regulatory authority’s request for a preliminary ruling. At present, the regulatory authority’s response is still pending.
     The absence of regulatory action in these markets leads to more freedom in pricing, selecting the product mix, as well as the ability to response quickly to customers’ needs.
     For the remaining markets it has been determined that we have SMP. The following is an overview of remedies imposed on Telekom Austria for the markets with SMP.

Retail market
     Remedies have been imposed on us in the markets of “access to the public telephone network at a fixed location for residential customers” and “access to the public telephone network at a fixed location for non-residential customers”. In particular we are obliged to continue to offer our services on a non-discriminatory and cost-oriented basis and to provide separated accounts. Telekom Austria has to offer “Carrier Selection and Carrier Preselection” and a “Resale-Standard offer on retail-minus basis”. Our end-customers tariffs are still subject to ex-ante-approval. However, we are not restricted in our advertising campaigns and promotion of special offers, provided, the special offer does not exceed the time period of three months.
     On the markets “publicly available local and/or national telephone services provided at a fixed location for residential customers”, “publicly available local and/or national telephone services provided at a fixed location for non-residential customers” and “publicly available international telephone services provided at a fixed location for non-residential customers” the regulatory authority imposed similar remedies on us including the prior-approval of end-customers tariffs, tariffs within a VPN, calls from fixed networks to mobile networks and calls to special numbering ranges. We are also required to maintain separated accounts in these markets.
     In the market “minimum set of leased lines” we are required to provide a minimum set of leased lines to retail customers under non-discriminatory, cost-oriented and transparent conditions. Telekom Austria’s tariffs are subject to ex-ante approval and detailed information has to be published, including technical specifications, tariffs and conditions.
Wholesale market
     The market analyses did not result in any material changes in the scope of regulation at the wholesale level. We are deemed to have SMP status on the markets of “call termination on individual public telephone networks provided at a fixed location” and “call origination on the public telephone network provided at a fixed location”. The decision on the market for “transit services in the fixed public telephone network” is still pending due to the European Commissions veto.
     Telekom Austria amended and published its four reference offers according to the obligations set by the regulatory authority. For the wholesale markets of “call termination on individual public telephone networks provided at a fixed location”, “call origination on the public telephone network provided at a fixed location”, “transit services in the fixed public telephone network” and “wholesale unbundled access (including shared access) to metallic loops and sub-loops for the purpose of providing broadband and voice services” Telekom Austria is required to interconnect directly and indirectly, to offer cost-oriented (FL-LRAIC, i.e. Forward Looking Long Run Average Incremental Costs) and non discriminatory prices and to maintain separated accounts. In the case of the market “wholesale terminating segments of leased lines” Telekom Austria is obliged to base the cost-accounting on ECP (efficient cost pricing). By contrast, Telekom Austria is required to publish its standard wholesale offer for bitstream access services based on “retail minus” prices on the market for “wholesale broadband access”.
Mobile markets
     In the market for “access and call origination on public mobile telephone networks” the Austrian Regulatory Authority concluded that no operator has SMP.
     Each operator, however, has SMP on the “call termination market on its own mobile network”. The regulatory authority applied the same remedies for all operators. In particular these remedies are non-discrimination regarding quality and price, cost-oriented termination fees on the basis of long run average incremental cost (L-RAIC), and publication of a reference interconnection offer. mobilkom austria has appealed against this SMP decision.
     As a consequence of SMP findings on the markets for “voice call termination on individual mobile networks” the Austrian regulatory authority in December 2005 decided on significant tariff reductions for mobile operators. In the long term perspective reciprocal termination rates should be on the level of the most efficient mobile network provider in Austria. This decision requires mobilkom austria to reach this level in mid 2007, T-Mobile Austria in mid 2008, and ONE, tele.ring, and Hutchison 3G as the last operators at the end of 2008. mobilkom appealed against this decision (see also “Regulation of interconnection and access fees” below).
     Before that decision, the regulated rate for termination in the network of mobilkom austria AG & Co KG, which is a main source of our revenues, was EUR 0.1086. Although, due to that decision our interconnection costs for termination in other mobile networks will be reduced, the overall impact, at least in the short term, is negative for mobilkom austria.
International Roaming
     For the “wholesale national market for international roaming on public mobile networks”, the market analysis procedure was formally started at the end of 2005; the first results of this procedure are due within the second quarter of 2006. Beside that, the European Commission has started work on an EU regulation on international roaming charges and announced its intention to bring it into force as soon as possible.
Bulgaria
     With decision from December 21, 2005, the Bulgarian Communications Regulation Commission (CRC) finalized the annual SMP designation procedure for mobile markets and designated Mobiltel having SMP. The obligations imposed on Mobiltel as SMP operator are non-discrimination, transparency and the obligation to interconnect with other operators.
     Ordinances under the Telecommunications Act of 2003
     Since the enactment of the Telecommunications Act of 2003, the minister and the regulatory authority have issued several important ordinances. Some of the ordinances enacted in 2003, became fully effective in 2004.
•	The Telecommunications Market Ordinance (“Märkteverordnung” — which became effective on October 17, 2003 defines the markets that may be subject to regulation (see also “— New markets and regulation of operators with significant market power — Market analysis”). The review of the ordinance was published in February 2006 stating for the first time to consider VoB-services (voice over broadband) in certain markets are currently in revision by the regulator.

•	The Mobile Number Portability Ordinance (Nummernübertragungsverordnung), established the legal and regulatory framework for the portability of mobile subscriber numbers and stipulates the requirements and the timeframe of a porting, customer protection and transparency of costs. In August 2004, the ordinance was completed by the decision of the regulatory authority concerning the relevant interconnection obligations, e.g. the manner in which calls originating in the fixed networks will be routed to these ported numbers, as well as the specific steps customers have to take to start a porting request. The service was launched on October 16, 2004. In February 2005, the administrative court has repealed the decision. The new decision was issued in March 2006. mobilkom austria will appeal against this decision (see also “— Interconnection and specific network access — Number Portability” below).

•	The Numbering, Tariffs and Value-added Services Ordinance (“Kommunikationsparameter-, Entgelte und Mehrwertdiensteverordnung“) was released on Mai 15, 2004. Whereas the numbering parameters and the requirements for allocation of numbers changed only slightly (some number-ranges were removed and some new ones were added, such as a number-range for convergent services), the main ambition was to optimize consumer protection in cases of value-added-services, resulting from an ever increasing number of objections against these services (especially dialer-abuse). Maximum prices for shared cost services and premium rate services, several complex and detailed transparency rules as well as prohibitions for misuse were added. The ordinance is expected to be revised in the first half of 2006.

•	Ordinance of Legal Interception Cost (“Überwachungskostenverordnung”) – of August 12, 2004 – which introduces the fees to be paid by courts and governmental authorities for the interception of voice.

•	Ordinance of Legal Interception (“Überwachungsverordnung”) – of November 2001 – Telekom Austria implemented the ETSI-Standards (The European Telecommunications Standards Institute — an independent, non-profit organization, whose mission is to produce telecommunications standards for today and for the future) which were required by 2005. Refunding of the cost by the Austrian State is still under negotiation.

•	The Ordinance of Collecting Data for Statistics (“Kommunikations-Erhebungs-Verordnung”) – of September 20, 2004 – which sets out the frequency and details of information a telecommunications service provider is required to provide to the regulatory authority for statistical purposes.

•	The Ordinance on Itemized Billing (“Einzelentgeltnachweisverordnung”) which was enacted on May 1, 2004 sets forth the standards for itemized billing
     The Telecommunications Acts of 1997 and 2003 contain provisions relating to the nationwide availability of certain basic telecommunication services, referred to as universal service. Additional details concerning universal service requirements are provided in the Universal Service Ordinance which became effective in June 1999 and was amended during 2000. The ordinance which determines the amount operators are required to contribute to the funding of the regulatory authority became effective on March 8, 2004 (see also “— Universal service”).
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
     The competencies of the Telekom-Control-Kommission include ordering joint use in a dispute concerning rights of way; decisions in proceedings concerning data of subscriber directories; determining financial compensation to be paid from the universal service fund; determining the amount to be paid to the universal service fund; determining if in a respective relevant market one or more operators have SMP and imposing specific obligations; decisions in procedures concerning specific obligations (e.g. obligation of non-discrimination, access to network equipment and network features, interconnection, number portability and Carrier Selection); approval of conditions of business and charges and exercising the right to object; decision on the licensing and allocation of frequencies as well as change and revocation of frequency allocations; decision on the right to provide communications networks or services, including the right to revoke these rights; decisions on preliminary injunctions; identification and filing applications concerning unjust enrichment by providers through excessive pricing and filing applications with the Cartel Court.
     Rundfunk und Telekom Regulierungs-GmbH
     Generally, the Rundfunk und Telekom Regulierungs-GmbH, a non-profit company with limited liability, is responsible for all issues, which are outside the responsibility of the Telekom-Control-Kommission. Its primary activities are in particular numbering and dispute resolution between end-users and operators and dispute resolution among operators. Pursuant to a modification of the Telecommunications Act of 2003, the Rundfunk und Telekom Regulierungs-GmbH can enact ordinances (such as those concerning numbering, value added services or relevant markets for regulation) and must resolve certain disputes called “alternative dispute resolution” concerning the Telekom-Control-Kommission. Amendments in the Telecommunications Act in 2005 laid the basis for changes in the funding of the regulatory authority. Therefore, the Austrian State is obliged to contribute to 25% of the financing of the expenses, whereas the remaining 75% have to be contributed by the service operators. The amendment became effective by January 1, 2005. The minister supervises the Rundfunk und Telekom Regulierungs-GmbH’s activities. Rundfunk und Telekom Regulierungs-GmbH is required to publish a yearly report about the activities of the regulatory authority and is also obliged to report annually in writing to the minister and to the Parliament on the implementation of the targets set by the regulation.
     Communications Authority
     Pursuant to the Communications Authority Act, the Communications Authority is responsible for the broadcasting media sector. In some cases, the Communications Authority may serve as the regulatory authority under the Telecommunications Act of 2003 or has at least the status of a party in proceedings.

     Other regulatory bodies
     The minister, the Telecommunications Offices and the Office for Radio Installations and Telecommunications Facilities are administrative authorities that are empowered to take all measures requiring the exercise of administrative power in the area of telecommunications with regard to Austrian telecommunications law. The Advisory Board will advise the minister and the regulatory authority regarding telecommunications matters. Decisions of the regulatory authority may be appealed to the Supreme Administrative Court and in limited circumstances to the Constitutional Court.
     Regulation of market entry
     The Telecommunications Act of 2003 abolished the former licensing regime. Entry into the market by a new participant requires only notification with the regulatory authority and the payment of a processing fee.
     The new Telecommunications Act of 2003 also replaced the former licensing regime for mobile operators using the GSM technology with a notification regime. However, the provision of mobile telecommunication services continues to be limited by the allocation of frequency spectrum. Therefore, the number of GSM-network operators has remained the same as under the former Telecommunications Act. There are currently four GSM network operators:
•	mobilkom austria AG & Co KG;

•	T-Mobile Austria GmbH, the former max.mobil Gesellschaft für Telekommunikation GmbH;

•	ONE GmbH, the former Connect Austria Gesellschaft für Telekommunikation GmbH; and

•	tele.ring Telekom Service GmbH & Co KG.
     ONE Mobile Virtual Network Operator (MVNO), Tele2, and two service providers, Yesss and e-Tel, use the network of ONE GmbH.
     In August 2005 T-Mobile Austria signed a share purchase agreement in order to buy the operator, tele.ring. The deal is likely to be approved by the European Commission and the Austrian regulatory authority under certain requirements in 2006. These requirements may include an obligation to offer for sale redundant infrastructure as well as UMTS frequencies to the smaller operators Hutchison 3G Austria and ONE.
     UMTS
     On November 3, 2000, six mobile operators, including mobilkom austria AG & Co KG, the three other GSM-operators in Austria and two new entrants (Hutchison 3G Austria and at that time Telefonica-owned 3G Mobile), successfully bid for UMTS licenses. mobilkom austria AG & Co KG bid for paired 10MHz and unpaired 10MHz frequency spectra in an auction held by the Austrian regulatory authority. Under the terms of the license award, mobilkom austria AG & Co KG is required to cover 25% of the Austrian population by the end of 2003 and 50% by the end of 2005. At the end of 2005 mobilkom austria AG & Co KG’s UMTS network already covered about 60% of the Austrian population.
     By the end of 2003, one of the new entrants, Telefonica, suspended its operations in Austria. mobilkom austria AG & Co KG bought the Telefonica-owned Austrian company 3G Mobile, thereby acquiring additional paired 9.8 MHz frequency spectrum. However, prior to its approval, the regulatory authority imposed the obligation on mobilkom austria to sell 2x5 MHz frequency spectrum by January 31, 2005. Therefore, mobilkom austria agreed to sell 2x5 MHz to the competitor T-Mobile Austria in March 2004. The transaction was completed in January 2005.
     The Telecommunications Act of 2003 requires that UMTS licensees, like mobilkom austria AG & Co KG, also hold digital GSM licenses. UMTS licenses grant national roaming services to any UMTS licensees who do not operate a GSM network provided that there is enough capacity. National roaming means that the customers of a UMTS operator are able to make and receive phone calls in areas not covered by their UMTS operator by using the network of another GSM operator. National roaming has been designed to allow UMTS operators which do not have an established GSM network to offer nationwide GSM services, thereby enhancing competition. UMTS providers that have a geographic coverage of 20% of Austria with their UMTS network are entitled to receive national roaming. If no agreement on roaming rights can be reached among the respective

UMTS providers, the regulatory authority can determine the roaming rights and roaming fees after a hearing with the respective parties. mobilkom austria AG & Co KG entered into an agreement with Hutchison 3G Austria for GSM and GPRS roaming services as Hutchison 3G Austria only provides its customers a UMTS network in congested areas. National roaming among UMTS operators is also permitted, although there is no legal obligation to provide this service.
     Major regulatory decisions affecting Telekom Austria
     Wholesale line rental
     In November 2004, the regulatory authority approved an offer from Telekom Austria to our competitors (monthly fee for the line rental EUR 12.70 per line (POTS — plain old telephone system); one-off investment payment of EUR 750,000 and EUR 11.32 per line) after lengthy proceedings. In January 2005, one of our competitors appealed to the Supreme Administrative Court. The regulatory authority decided that due to our SMP in the access market, Telekom Austria is now formally obliged to provide a standard offer for wholesale line rental.
     In March 2005, one operator initiated a regulatory proceeding against us requiring wholesale billing services to enable him to bill his customers the monthly line rental as well as the traffic volume.
     Current tariffs: voice telephony services and leased lines
     In anticipation of a decision to be rendered by the Austrian Supreme Court we introduced a new tariff plan and frequent user reward program which was approved by the regulatory authority in May 2004. It allows customers to benefit from the now wider choice of tariffs for calls to mobile phones, different regions and friends (see “Item 8.2. Other information — Litigation”). In November 2004, Telekom Austria introduced additional tariff packages completing customers’ choice for calls to mobile phones. In March 2006 the Regulatory Authority approved our new tariff scheme containing new tariffs for business customers and new additional tariff packages for calls to mobile networks and to company locations.
     “Minimum set of leased lines and access to terminating segments of leased lines” (see also “— New markets and regulation of operators with significant market power — Market analysis”)
     In October 2004, the regulatory authority attested Telekom Austria SMP on the market for "terminating segments of leased lines” and obligated us to release a non-discriminatory wholesale offer for these network elements on January 31, 2005. This may result in higher competition on the market of “leased lines” in the next years.
Fixed-to-mobile tariffs
     Following the tariff approval of the regulatory authority our tariffs for end-users must reflect the terminating fees to mobile networks accordingly. Differences between the tariffs to mobile networks must derive from different terminating fees. We are obliged to lay down the calculation of the fixed to mobile tariffs to the regulatory authority.
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
     Tariffs for special services
     In December 2000, the Austrian government enacted a special act (“Fernsprechentgeltzuschussgesetz") providing for payments by the state for the communications costs of certain customers, such as those who are indigent, physically handicapped or poor. The Republic of Austria will pay telecommunications providers EUR 13.81 per month for each such customer. With this entitlement, the eligible person is granted free access plus one hour of free calls during day-time hours in their local zone. We also signed a contract with the minister that regulates until March 2007 the administration and payment concerning this subsidy. We are currently negotiating a new contract. At December 31, 2005, we served 248,300 entitled customers.

     Interconnection and specific network access
     In various decisions since March 1998, the regulatory authority has set out additional principles for interconnection. With these decisions, the regulatory authority set the tariffs for interconnection from fixed and mobile-to-fixed line and also from fixed line to mobile networks.
     General principles
     All operators of public telecommunications networks are by law obligated upon request to offer network interconnection to other operators. If the parties fail to reach an agreement within six weeks, each party can refer the matter to the regulatory authority, who will then decide on the conditions for interconnection. The regulatory authority is also entitled to determine fees for interconnection if providers with SMP are involved. The interconnection agreement must contain certain terms required by the Interconnection Ordinance discussed below. Provisions applicable to operators with significant market power (see major Regulatory decisions affecting TA).
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
     Interconnection in Austria
     At December 31, 2005, Telekom Austria as a fixed line operator had entered into interconnection agreements with 25 fixed-line and 6 mobile (GSM, UMTS) registered operators in Austria. Separate fixed and mobile agreements were entered into with all six mobile operators. The most important services between operators are voice interconnection services, such as call termination, carrier selection, call origination to services (e.g. value-added services), and number portability as described below.
     Call termination in Austria
     Fixed line call termination is the service which transports a telephone call from the point of physical connection between two or more networks to the called party of another network. Fees for call termination vary depending on the route taken by the signal, and the number of switching elements used. Depending on the locations of the point of interconnection and the called party, there may be a different number of switching stages and inter-exchange links, which is the reason for a more complex tariff structure. The charge is calculated on a per minute basis. Austrian practice distinguishes among three situations:
•	Local exchange interconnection allows access to all customers within a local area. At December 31, 2005, we allowed access to 43 local exchanges;

•	Single transit interconnection is interconnection via a single transit switch. In technical terms, this is known as single transit or single tandem call termination. We offer seven long distance exchanges for single transit interconnection; and

•	Double transit interconnection is interconnection via two transit switches. In technical terms, this is known as double transit or double tandem call termination.
     For mobile call termination there is no differentiation in respect to the point of interconnection, or the time of day (peak/off-peak).

     Regulation of interconnection and access fees
     Interconnection fees for the fixed network are regulated by element-based costing. Element-based costing means that fees are charged according to the number and level of switching facilities used. This differentiates between single and double tandem interconnection (See “— Interconnection and specific network access”). There are local, single tandem and double tandem tariffs. Interconnection fees vary according to the time of day. Peak time is from 8:00 a.m. to 6:00 p.m. from Monday through Friday. Off-peak time is from 6:00 p.m. to 8:00 a.m. on weekdays and the entire weekend and on public holidays.
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
     A group of operators initiated a proceeding with the regulatory authority regarding future fees. The regulatory authority decided in September 2004 to cap the interconnection fees in fixed line networks on an average of 3.3%, retroactively for the aforementioned providers as of October 1, 2003. There was no change in 2005.
     Interconnection fees for accessing on-line services are EUR 0.0082 per minute (peak) and EUR 0.0048 per minute (off-peak) for the local level, and EUR 0.0128 per minute and EUR 0.0071 per minute for single tandem. Local transit is not permitted. Although the principle of reciprocity is approved, the regulatory authority already decided in previous rulings that we must pay the interconnection fee for regional call termination instead of a local termination fee to one operator which is connected at the local level.
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
     The Austrian regulatory authority regulated the following tariff reductions in December 2005: mobilkom austria AG & Co KG, T-Mobile Austria and ONE have to lower their current termination rates from November 1, 2005, by 0.52 euro cent per minute. mobilkom, T-Mobile Austria, ONE, and tele.ring then are required to lower their termination rates from January 1, 2006, by 1 euro cent every six months. Hutchison 3G has to lower its termination rate from January 1, 2006 by 1.83 euro cent every six months; all of them have to follow these steps until each one of them reaches the L-RAIC level of currently 6.79 euro cent. The goal is to have reciprocal termination rates on the level of the most efficient mobile network provider in Austria ( L-RAIC-level), According to that decision, mobilkom will reach this level in mid 2007, T-mobile in mid 2008, and ONE, tele.ring, and Hutchison 3G as the last operators at the end of 2008. The regulatory decisions are only valid through 2006. After that point in time changes regarding the amount of the target termination rate or the timescale are still possible. mobilkom austria therefore appealed against this decision.
     Before that decision, the regulated rate for termination in the network, which is a main revenue driver of mobilkom austria was EUR 0.1086. Although, due to that decision also our interconnection costs for termination in other mobile networks will be reduced, the overall impact, at least in the short term, is negative for mobilkom.
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
     As a fixed line operator we are required under the Numbering Ordinance to offer pre-selection and call-by-call selection. We have no such requirement as a mobile operator.
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
     The former Numbering Ordinance required the introduction of three types of number portability to be implemented in two stages. The obligation to provide operator portability and service number portability became effective on January 1, 1998. The obligation to provide geographic number portability became effective on January 1, 2000. The regulatory authority, in a 2002 decision, ruled that operator portability of geographic numbers and service number portability have to be offered at a one-off fee of EUR 21.79.
     The Telecommunications Act of 2003 now requires mobile operators to provide for number portability. The Number Portability Ordinance (“Nummernübertragungsverordnung”) became effective in November 2003 (see also “— Ordinances under the Telecommunication Act of 2003”). Following a decision of the regulatory authority issued in August 2004, the service was launched on October 16, 2004. Upon voidance of this decision by the administrative court the regulatory authority decided in March 2006 to set the costs per porting to a maximum amount of EUR 8.21. mobilkom austria has appealed against this decision. Although the decision is only valid between operators there is the risk that mobilkom will be forced to reduce the higher fee, that it currently charges to customers, which may increase the number of portings.
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
     A related issue is collocation, whereby we must grant space to operators requesting unbundling, which must be physically close to the telecommunications lines. The regulatory authority has determined that such space must be leased at market rates. Generally, these findings were approved by the Supreme Administrative Court. In January 2006, the regulatory authority ordered us to define these rates at a certain range of market rates. We have filed an appeal with the Supreme Administrative Court on the basis that these prices do not cover our costs. In January 2006 the regulatory authority decided on a reduction of the monthly charges for unbundling the local loop between Telekom Austria and Tele2/UTA (EUR 10.90 to EUR 10.70 per fully unbundled line and EUR 8.43 to EUR 8.29 for subloop unbundling) and adjustments of the pricing for collocation sites.
     Due to various decisions that were rendered in 2000, leased line and internet providers are also allowed to unbundle our subscriber lines under a non-discriminatory regime. In 2005, the Supreme Administrative Court approved these rulings.
     On December 31, 2005, we had entered into agreements with 39 competitors concerning unbundling the local loop. Due to advancing investments by our competitors in unbundling activities, the number of unbundled subscriber lines is increasing. By December 31, 2005, about 127,900 subscriber lines have been fully unbundled.
     Wholesale bitstream Services
     An alternative to full unbundling is high speed bit stream access in which an operator installs a high speed access link to the customer’s premises, for example by installing its preferred DSL equipment and configuration in its local access network. The access link must be made available to third parties to enable them to provide high speed services to customers. This form of unbundling is available on demand as a result of an agreement with ISPA, the organization of Austrian Internet Service Providers, and put into force in March 2000. The agreement has been frequently amended to reflect technical changes. According to the market analysis of the regulatory authority, Telekom Austria has SMP on the wholesale broadband market. The existing ISPA agreement will be transformed into the standard offer for wholesale bitstream services (see “-New markets”).
     Payphone Access Charge
     Due to the rising number of calls to 0800* via Calling Cards in 2005 we introduced a payphone access charge (PAC), where calling card providers are obliged to pay an access charge, whenever public telephone cells are used for calling card calls. Due to the cancellation of this decision by the Supreme Administrative Court in January 2006, already paid payphone access charges may be claimed back by the other network operators. We are currently negotiating with the other network operators a possible compensation for the costs of our public payphones (see “Item 8.2. Other Information — Litigation — Payphone Access Charges”).
     International Roaming
     The Austrian regulator is currently conducting a market analysis of the national market for international (“visitor”) roaming. A decision is expected in 2006. Although competitive pressure in the market for visitor roaming services has been constantly increasing over the past years, we might be found to have SMP in the national market for international roaming.
     In parallel, the European Union Commissioner for Information Society and Media has announced plans that could require mobile telephone operators throughout the European Union to reduce their visitor roaming fees close to the costs of the service provided, and to reduce the customer roaming fees by introducing a “home pricing” rule under which the prices consumers pay to use their mobile telephones in another country of the

European Union could not be higher than the charges for those services in their home country. It is unclear whether and when the Commission will implement such rules.
     Frequency spectrum
     In December 2003, the regulatory authority granted a regional 5 MHz GSM-1800MHz-frequency spectrum to mobilkom austria AG & Co KG, free of charge.
     In October 2004, mobilkom austria AG & Co KG purchased by auction a GSM-900-frequency spectrum of 2 x 6.6 MHz. On October 4, 2004 the Austrian Regulatory Authority completed an auction of 17 spectrum packets at 3.5 GHz for WLL (Wireless Local Loop), in five of which Telekom Austria is among the successful bidders. The spectrum assignments are valid for 15 years.
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
     The Universal Service Ordinance also provides criteria for the quality of voice transmission, the reaction time for operator services, the percentage of public payphones in use and billing accuracy. The operator responsible for the provision of universal service has to report to the regulatory authority about the quality parameters once a year.
     Upon request from other providers of public telecommunications services and publishers of comprehensive subscriber directories or comprehensive directory enquiry services, each provider of public telephone services has to provide subscriber data online or at least weekly in electronically readable form for cost oriented charges.
     In March 2005, the prices and terms and conditions for the provision of Telekom Austria’s subscriber data to alternative operators were set.
     Pursuant to the Telecommunications Act 2003 we have been the only provider that was required to provide universal service until December 31, 2004. The Federal Minister of Transport, Innovation and Technology has determined that the general conditions for a tender procedure exist for the comprehensive directory services and the provision of comprehensive enquiry services. In November 2005, an amendment of the Telecommunications Act entered into force which states that there is no necessity for a tender in case of effective competition in providing directory enquiry services or given only one universal service provider. The Minister must review the conditions for a tender at least every 5 years. As long as there is no decision of the Minister, Telekom Austria has to provide the universal service. With notice rotated March 22, 2006, we were informed that we are no longer required to provide comprehensive directory service and the provision of comprehensive enquiry services.
     In case the provision of a universal service should result in a deficit, the regulatory authority will create and manage a Universal Service Fund. All operators of telecommunications services who generate revenues of more than EUR 5 million per year will contribute according to their revenues. The amount of the contribution will be fixed by the regulatory authority.
     Regarding the net costs of the universal service in the past, an agreement between Telekom Austria and alternative network operators has been reached concerning the years 1999 to 2004 which comprised a refund of EUR 14.9 million. Austria is one of the first countries of the European Union where the implementation of such a refund has been accomplished.
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
     The main principles of the European Union competition rules are found in Articles 81 and 82 of the EC Treaty (the former Articles 85 and 86), the Competition Directive and in the European Union merger control regulations. Article 81 of the EC Treaty prohibits collusive behavior between competitors which may affect trade between member states and which restricts, or is intended to restrict, competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between member states. These rules are enforced by the European Commission in cooperation with the national competition authority. In addition, the national courts have jurisdiction over alleged violations of European Union competition law.
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
     According to the Austrian Antitrust Act, the Austrian Federal Competition Authority must be notified of any mergers, acquisitions and joint ventures if the turnover of the parties involved reaches certain thresholds, but remains below the threshold applicable to mergers which must be notified to the European Commission. These mergers are prohibited if they create or strengthen a dominant market position (Austrian Antitrust Act) or would significantly impede effective competition (European competition law). We expect there to be further inquiries and other measures of the Austrian Federal Competition Authority and the European Commission aimed at promoting competition in the European telecommunications sector.
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
     Telephone calls and faxes for the purposes of direct marketing are permissible only if a subscriber has given his prior consent. Likewise, it is generally not permitted to send e-mails — including SMS-messages — for the purpose of direct-marketing or to more than 50 recipients without prior consent. In limited circumstances prior consent need not to be obtained. This applies, for example, where a customer provided his electronic contact details to the sender in connection with a sale of the sender’s products or services and where the subsequent direct marketing relates to an offer of a similar product or service by the sender. In such an instance, the customer must be given an opportunity to object to the use of his contact details free of charge.
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
     By December 2005, the European Parliament adopted a legislative resolution on the proposal for a directive of the European Parliament and of the Council on the retention of data processed in connection with the provision of public electronic communication services and amending Directive 2002/58/EC, stating mandatory data retention.
     The Data Protection Act was amended in 2005. Use of data in case of catastrophes was facilitated.

Item 5. Operating and Financial Review and Prospects
5.1. OVERVIEW
     The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this annual report. Those financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
     We report our business in three segments:
•	Wireline;

•	Wireless; and

•	Other activities (covering internal financial services).
     The Wireline and the Wireless segment also conduct business with each other, which is eliminated in consolidation. In order to give shareholders a clear view of our external performance as a company, we separately disclose these internal transactions when presenting our segment results.
     The Wireline segment comprises Telekom Austria AG and its subsidiaries with the exception of Mobiltel EAD and its subsidiaries, the Wireless segment comprises mobilkom austria AG & Co KG and Mobiltel EAD and their respective subsidiaries (see “ Item 19 Exhibits — Structure of Telekom Austria group”).
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
     Telekom Austria has identified the following key trends that have, and will continue to have, an impact on our business, some of them described more detailed below:
     Wireline
•	Decreasing voice traffic volumes, mainly due to fixed-to-mobile substitution;

•	Continued pricing pressure due to strong competition and regulatory constraints;

•	Introduction of new VAS, including services combining voice, data and video (Triple Play), to partly offset declining voice revenues;

•	Migration of internet users from dial-up to broadband, supported by our new ADSL tariffs;

•	Significant broadband revenue growth together with increasing competition;

•	Growth in revenues from content and services for business customers provided on the internet; and

•	Reduction in operating expenses due to cost-cutting measures and reduction of staff as well as decreasing depreciation and amortization costs due to lower capital expenditures.
     Wireless
•	Increasing competition due to new competitors and saturated markets;

•	Significant growth in VAS driven by the introduction of new technologies as well as new and improved handsets leading to increased customer demand;

•	New products and services due to significant growth in the use of broadband wireless technologies such as EDGE/UMTS and HSDPA; and

•	Expansion of Telekom Austria in targeted international markets, particularly in south-eastern European countries.
     Open competition
     Since the full liberalization of the Austrian market, several additional licenses have been granted in the Wireless segment to our competitors in both the GSM and UMTS ranges. Tele2 started its operations as a service provider in cooperation with the existing mobile operator ONE in February 2003 and acquired 100% of UTA, a competitor in the Wireline segment, in autumn 2004. Since October 2004 Tele2 offers its services as a Mobile Virtual Network Operator (MVNO) with its own access number. In April 2005, Yesss, 100% owned by ONE and also using its network, was launched as a service provider, and offers successfully a very cheap prepaid product (voice and SMS only). In May 2003, Hutchison 3G Austria entered the Austrian mobile communications market as the first provider of UMTS only services. mobilkom austria AG & Co KG entered into a national roaming agreement with Hutchison 3G Austria allowing our competitor to use our GSM network as a supplement to its own UMTS network.
     In August 2005, T-Mobile Austria signed a share purchase agreement to buy the GSM and UMTS operator tele.ring. The transaction is likely to be approved by the European Commission and the Austrian regulatory authority subjects certain conditions in mid 2006. These conditions may include an obligation to sell redundant infrastructure as well as UMTS frequencies to the smaller operators Hutchison 3G Austria and ONE. We expect competition to further intensify in the foreseeable future as our current competitors expand their operations. However, competition has also stimulated overall market demand for telecommunications services, and we expect further growth in the markets for data and IT solution services and internet services. In the mobile communications services market we expect growth primarily from the international sector.
     Regulatory environment
     The regulatory authority overseeing the Austrian telecommunications industry considers Telekom Austria to have significant market power (SMP) in certain retail and wholesale markets. Once the regulatory authority has determined that we exercise SMP in one of the relevant markets, it may subject us to the requirement that we must not charge excessive prices, or provide unreasonable bundles. The regulatory authority still has the power to control individual tariffs and cost orientation of these tariffs and must approve our minimum offer of leased lines and the prices for those leased lines (see “Item 4.3. Regulation and legal framework — Regulation — New markets and regulation of operators with significant market power — Market analysis”).
     Changes to our fixed-line tariff structure are generally subject to prior approval by the regulatory authority, which could reduce our speed and flexibility in terms of pricing strategy to respond to market developments. Furthermore, we must allow other fixed and mobile network service providers to interconnect to our network and must provide fixed line telephone customers the ability to select their preferred service provider on a call-by-call or pre-selection basis and to keep their telephone numbers when changing service providers (see “Item 4.3. Regulation and legal framework”).
     At December 31, 2005, we had entered into interconnection agreements with 25 fixed-line and 5 mobile (GSM, UMTS) registered operators in Austria.
     In August 2003, the directives of the European Union were implemented into Austrian domestic law under the amended Telecommunication Act (See “Item 4.3. Regulation and legal framework — Legal framework — The European Union”). According to the amended Telecommunications Act of 2003, a more differentiated regulatory approach should be possible. This implies a shift from ex-ante regulation towards competition law in the long run and includes a further liberalization of the licensing regime. For further information see “Item 3.4. Risk factors”.
     According to the new framework, mobilkom austria AG & Co KG and all other mobile operators have been considered to have SMP for voice call termination on their individual mobile networks. The regulatory authority prescribed the same remedies for all operators. In particular these remedies require non-discrimination regarding quality and price, cost-oriented termination fees on the basis of long run average incremental cost (L-RAIC), and the preparation of a reference interconnection offer. In its decision of December 20, 2005, the regulatory authority decided on a gliding path to decrease the termination rates of all mobile operators to the same level of EUR 0.0679. mobilkom austria will reach this level as the first operator in mid 2007, followed by T-Mobile Austria in mid 2008, and ONE, tele.ring, and Hutchison 3G Austria at the end of 2008 (See “Item 4.3. Regulation and legal framework — Regulation of interconnection and access fees”). For the “wholesale national market for international roaming on public mobile networks”, market analysis of the regulatory authority is still ongoing. The European Union Commissioner for information Society and Media has announced plans that could require mobile telephone operators throughout the European Union to reduce roaming fees by introducing a “home pricing” rule under which the prices consumers pay to use their mobile telephones in another country of the European Union could not be higher than the charges for those services in their home country. It is unclear whether and when the Commission will implement such rules.
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
     One of our objectives is to increase our medium-term infrastructure investments in growth areas such as internet, broadband transmission and access, which are the main elements of the future next generation network (NGN) infrastructure, and new mobile communications services based on UMTS. For further information see “Item 4.2. Business overview”. On the other hand, we intend to reduce our capital expenditures in mature business areas such as fixed line voice telephony, achieving an overall net decrease in our capital expenditures.
     Tariff reductions and reforms
     We adapt our tariffs according to market conditions, last in 2004, in order to meet increasing competitiveness. In anticipation of a decision to be rendered by the Austrian Supreme Court we introduced a new tariff plan and a frequent user reward program which was approved by the regulatory authority in May 2004. It allows customers to benefit from the now wider choice of tariffs for calls to mobile phones, different regions and friends. Within these packages we introduced e.g. the flat rate tariff for residential customers in off-peak time or free national calls during the weekend.
     We expect competition to lead to continued pressure on tariffs. However, the Austrian regulatory authority recently decided to decrease mobile interconnection tariffs in several steps to the same level for all mobile operators until December 31, 2008 (See “Item 4.3. Regulation and legal framework — Regulation of interconnection and access fees”). Customer tariffs are assumed to fall as a result.
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
     In 2000, mobilkom austria AG & Co KG and five mobile operators successfully bid for UMTS licenses. mobilkom austria was awarded a license. It was not made clear whether the amount paid was a net amount or one which included value added tax (VAT). Therefore, mobilkom austria together with the other mobile operators who had received a license believed they had paid a gross amount, including VAT. In order to be able to claim a VAT refund from the Republic of Austria mobilkom austria and other mobile operators asked for an invoice for the license which would allow them to claim the refund. Since the Republic of Austria refuses to issue an invoice mobilkom austria and each of the other mobile operators filed a claim for a refund with the court which has jurisdiction over each of the mobile operators. For simplicity reasons several claims have been joined to one proceeding. Since European Community law is applicable the Austrian court has stayed the proceeding and the national court is now in the process of asking the European Court of Justice for clarification. The ruling of the European Court is binding on the Austrian Court, which will continue the proceeding and decide on the merits once the ruling is issued. mobilkom austria also has filed a claim against the Austrian Regulatory Authority regarding the same issue, but, as agreed by both parties, this claim will be stayed until the decision in the other proceeding against the Republic of Austria is rendered.
     Court ruling on value added services
     In 2003, the Austrian Supreme Court ruled that no contractual relationship exists between the customer and Telekom Austria, but rather that the contractual relationship is established directly between the VASP and the customers. As a consequence, we are no longer considered the primary obligor towards our customers in respect to services provided by VASP on our lines and ceased reporting revenues from these services on a gross basis, beginning on October 1, 2003. The figures for 2003 are presented including the effect of the VASP until October 1, 2003, therefore not directly comparable to the 2004 figures. Had the ruling been in effect for the full year of 2003, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45.9 million. This reduction in revenue has no impact on consolidated operating income.
     Seasonality
     In general, the financial results of Telekom Austria are affected by the following seasonal variations, however there is no assurance that these trends will continue in the future.
     Traditionally, the year-end holiday season experiences higher revenues from equipment sales as well as flat-rate packages which is partly offset by higher acquisition costs from equipment provided to customers and sales commissions in the fourth quarter of the year. The Wireless segment benefits from higher roaming revenues during the vacation period during the summer season, especially in Croatia and Bulgaria and during the winter season in particular in Austria. As a result, Telekom Austria’s performance during the second half of the financial year can have a significant influence on its performance for the full year. The European Commission is considering adopting a regulation on international roaming charges which could lower roaming revenues. We expect seasonality of the roaming revenues to still have an impact on our performance.
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
     Valuation of long-lived assets, intangible assets and goodwill
     Fixed assets, intangible assets and goodwill comprise a significant portion of our total assets. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or the value of these assets to change. We perform annual assessments to confirm the appropriateness of estimated economic useful lives for each category of current property, plant and equipment and finite-lived intangible assets. Additionally, fixed assets and intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually. Estimates and assumptions used in setting useful lives and testing for recoverability require both judgment and estimation. We perform these impairment tests by estimating the fair value. The growth rate in the business plan reflect the weighted average growth rates based on market estimates. Estimated cash flow projections beyond the period covered by the business plan are based on steady growth rates for subsequent years and do not exceed the long-term average growth rate for the industries and the country in which the cash generating unit operates. The following parameters are applied: growth rates: Wireline -1% to 2%; Wireless -3.5% to 14.4%, interest rates: Wireline 8.5% to 10.8%, Wireless 8.18% to 12.14%.
     Total fixed assets, intangible assets and goodwill were EUR 6,356.2 million, EUR 5,152.6 million and EUR 5,767.3 million at December 31, 2005, 2004 and 2003 respectively.
     Depreciable fixed assets are depreciated over estimated useful lives between 3 and 50 years and amortizable intangible assets are amortized over useful lives between 4 and 30 years. Although we have substantial historical evidence about estimated useful lives of these assets, there is the inherent risk of a change in useful lives. For example, a one-year increase or decrease in the useful lives of all depreciable or amortizable assets would increase depreciation and amortization expense by approximately EUR 474 million or decrease depreciation and amortization expense by approximately EUR 202 million, respectively. Depreciation and amortization expenses amounted to EUR 1,119.8 for the period ended December 31, 2005.
     Total impairment charges were EUR 17.4 million, EUR 1.3 million and EUR 6.8 million for the periods ended December 31, 2005, 2004 and 2003, respectively.
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
     We calculate the projected benefit obligation using the following assumptions: discount rate: 4.0%, rate of compensation increase — civil servants: 5.0%, rate of compensation increase — other employees: 4.0%, rate of increase of pensions: 0.8%.
     Contractual termination benefits. In order to reduce headcount and related operating expenses we have offered several programs in 1997, 1999 and 2000, whereby selected employees who were approaching the age of 55 were offered certain incentives to induce their voluntary retirement. Under the terms of these programs employees that accept voluntary retirement are eligible to receive payments until the day of retirement. We refer to these incentives as Voluntary Retirement Incentive Programs (VRIPs) or social plans. Generally, such plans target civil servants who can not be terminated without cause. In aggregate, 3,500 employees accepted one of our VRIP offers in prior years. At the time an employee accepts a VRIP offer we recognize an accrual for the present value of the estimated future contractual obligations assuming an annual salary increase of 2.5% for future years and a discount rate of 4.5%. On January 1, 2002 a law was enacted that covers civil servants after the age of 55 by a governmental retirement plan with the effect of reducing our obligation under the VRIPs. Following that law we reversed EUR 0.5 million and EUR 1.4 million of these accruals in 2005 and 2004, respectively. As of December 31, 2005, the remaining accrual of EUR 10.5 million for the VRIPs relates to 110 employees. A change in the elected discount rate by 1% would either increase or decrease the accrual for contractual termination benefits by about EUR 0.2 million.
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
     Severance consists of legal severance and voluntary severance. Eligible employees hired before January 1, 2003 receive legal severance payments upon termination of their employment or upon retirement. The amount of the severance payment equals a multiple of their monthly compensation depending on the employee’s years of service including variable elements like overtime and bonus. Following a legal change, obligations for employees starting to work for us after January 1, 2003 are covered by a defined contribution plan and we paid EUR 0.5 million in 2005 and EUR 0.3 million in 2004 to this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG). Civil servants do not qualify for legal severance payments. The Austrian government offered early retirement at reduced future pension payments to certain civil servants. Under this legislation, civil servants had a one-time opportunity to retire before reaching their legal retirement age. We offered these eligible employees additional payments to alleviate financial losses from the reduction in future pension payments and to improve the acceptance of the offer by our civil servants. We recorded expenses totaling EUR 19.3 million in 2004 and reversed EUR 3.7 million in 2005 for 470 civil servants who had accepted this offer. After making these payments Telekom Austria will not have any further obligations to the employees who accepted the offer.
     Pension benefits. We provide defined benefits for certain former employees. This unfunded plan provides benefits based on a percentage of the salary depending on the years employed not exceeding 80% of the salary before retirement including the pension provided by social security. We use the projected unit credit method to determine pension cost and amortize actuarial gains and losses using the corridor method. For further information see note (18) of the accompanying consolidated financial statements.
     The recorded amounts for service awards, severance payments and pensions are affected by the actuarial assumptions of discount rate, rate of compensation increase and rate of increase of pensions. The total obligation for these benefits amounted to EUR 95.4 million, EUR 90.6 million and EUR 124.1 million as of December 31, 2005, 2004 and 2003, respectively. A change of the selected discount rate of 4.0% by one percentage point would increase the obligation by approximately EUR 18.8 million or decrease the obligation for these benefits by approximately EUR 15.1 million in 2005. For further information see note (18) of the accompanying consolidated financial statements.
     Valuation of tax assets
     At December 31, 2005, we had approximately EUR 221.6 million of operating loss carry-forwards. Thereof, EUR 101.9 million relate to foreign subsidiaries with EUR 92.1 million expiring between 2006 and 2012. The remaining amount is deductible in Austria and does not expire under current regulation. The annual usage is limited to 75.0% of the taxable income in Austria for that year.
     In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2005, the total net deferred tax liability amounted to EUR 9.4 million. Of this deferred tax liability EUR 15.9 million related to MobilTel AD. Based on the level of historical taxable income and projections for future taxable income and tax planning strategies over the periods in which the deferred tax assets are deductible, management believes it is more likely than not we will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.
     A tax reform act has been enacted in Austria, stipulating a reduction of the corporate income tax rate from 34% to 25% and an expansion of the taxable base. The tax reform became effective in January 2005. The changes led to an overall tax expense of EUR 21.8 million from revaluation of the deferred tax assets and liabilities as of December 31, 2004.
     Business Combinations
     We account for acquired businesses using the purchase method of accounting in accordance with SFAS 141. In accordance with those standards, assets and liabilities acquired are recorded at the respective fair values at the date of acquisition. The application of the purchase method requires management to make certain estimates and judgments. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset useful lives, can materially impact our results of operations. One of the most significant estimates relates to the determination of the fair value of assets and liabilities acquired. For other than intangible assets acquired, management determines the fair value and useful life based on the nature of the asset. For example, marketable securities and other investments are valued at the market rate on the date of acquisition, while an independent appraisal is often obtained for land, buildings and equipment. Management also assesses whether any significant intangible assets arise from contractual or other legal rights of the acquired entity or are separable from the acquired entity. If any intangible assets are identified, management must determine the value of these intangibles. Valuations are based on the best information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Depending on the type of intangible asset and the complexity of determining its fair value, management often consults with independent external valuation experts. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. For example, the useful life of the rights associated with a patent will be finite and will result in amortization expense being recorded in our results of operations over a determinable period. However, the useful life associated with a brand that has, and is expected to retain, a distinct market identity could be considered to be indefinite and, accordingly, would not be amortized. Any residual amount remaining after allocation of the purchase price to the fair value of all assets and liabilities acquired is recorded as goodwill.
New accounting pronouncements
U.S. GAAP accounting
     In 2005, the FASB issued FIN No. 47, Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No. 143 and SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB No. 20.
     The provisions of FIN 47 and SFAS 154 shall be effective no later than at the end of the fiscal years ending after December 15, 2005. The Company does not expect that the adoption of these standards and interpretations will have a material impact on its consolidated financial statements.
EU regulations regarding IFRS
     In compliance with the European Parliament and Council Regulation on the application of International Financial Reporting Standards (IFRS) adopted in July 2002, all listed European Union companies are required to prepare their consolidated financial statements in accordance with IFRS for fiscal years commencing on or after January 1, 2005. However, Member States may defer mandatory application of IFRS until 2007, for companies that either have listed debt securities only or already use other internationally accepted accounting standards for purpose of a listing outside the European Union. The latter particularly applies to companies, such as us, listed on the New York Stock Exchange (NYSE) that currently prepare their consolidated financial statements in accordance with U.S. GAAP. In Austria the option to defer IFRS-adoption was implemented in December 2004, via the Rechnungslegungsänderungsgesetz 2004. Accordingly, Telekom Austria would not be required to prepare consolidated financial statements in accordance with IFRS until the fiscal year commencing on January 1, 2007.
     However, Telekom Austria has decided to prepare consolidated financial statements in accordance with IFRS for 2005, and comparative periods 2004 and 2003 with the transition date of January 1, 2003. Based on the analyses so far management does not believe the impact on the comparability to be significant. The consolidated financial statements will be published on April 19, 2006.

Recent developments
     The performance condition (on basis of earnings per share for the year 2005) for the second tranche of stock options issued in 2005 representing the right to acquire an aggregate of 2,874,100 shares was met and therefore the options for the second tranche 2005 can be exercised from March, 16 until May 29, 2009 at an exercise price of EUR 13.98 per share. On March 6, 2006, the Management Board decided to settle all stock options of the second tranche issued in 2005 in cash only at an aggregate cost of EUR 13.0 million as of December 31, 2005. On March 13, 2006, the Supervisory Board decided to cancel the decision to increase the share capital by up to EUR 6,543,000 and EUR 7,415,400 for the service of the tranche 2004 and 2005 respectively, as both tranches will be settled in cash only. For further information see also “Item 6 — Stock option plans”.
     On January 12, 2006, the third tranche of 3,897.968 options was granted to the eligible employees under the Stock Option Plan approved in 2004. The exercise price of EUR 18.91 was based on the average quoted closing price of Telekom Austria’s stock during a period of twenty trading days ending two days before the granting of options. The options can be settled either in cash or in shares at the Company’s choice. Vesting of the stock options awarded is based on the performance of basic earnings per share adjusted for certain effects. The options have a vesting period of about 14 months from the grant day and an exercise period of approximately three years after becoming exercisable. See also “— Item 6 — Stock option plans”.
     As of March 17, 2006, Mr. Sundt, exercised all of his options of the tranche 2005 at an exercise price of EUR 20.05. The options were settled in cash in the amount of EUR 0.6 million. Mr. Sundt owns no options of Telekom Austria any more.
     As of February 2, 2006 Telekom Austria sold its 19.9% interest in a.trust.
     On March 1, 2006, mobilkom austria sold 16.667% of paybox austria GmbH and reduced its interest to 83.333%. The sales price amounted to EUR 0.2 million. As a consequence of participation rights given to the buyer, we will no longer consolidate paybox austria GmbH but will account for the investment using the equity method.

5.2. RESULTS OF OPERATIONS
2005 compared to 2004
OVERVIEW
Consolidated operating results
     The following table shows our operating revenues, operating expenses and the resulting consolidated operating income as well as the percentage changes for the periods indicated.

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Operating revenues	4,377.3	4,056.3	7.9
Operating expenses:
Materials	(346.5)	(324.5)	(6.8)
Employee costs, including benefits and taxes	(679.0)	(673.7)	(0.8)
Depreciation and amortization	(1,119.8)	(1,114.8)	(0.4)
Impairment charges	(17.4)	(1.3)	(1,238.5)
Other operating expenses	(1,594.6)	(1,489.3)	(7.1)

Total operating expenses	(3,757.3)	(3,603.6)	(4.3)

Consolidated operating income	620.0	452.7	37.0

     As of June 1, 2005 Telekom Austria exercised an option and acquired 100% of Mobiltel group on July 12, 2005. Consequently, Telekom Austria includes the results of operations of Mobiltel group in the consolidated financial statements starting from July 12, 2005. The aggregate purchase price amounted to EUR 1,214.3 million including the direct costs of acquisition of EUR 7.2 million, an option price of EUR 80.0 million and a deferred consideration of EUR 181.9 million that was paid in December 2005. As a result of the acquisition Telekom Austria gained a strong strategic and operating position in the Bulgarian telecommunication market. The results of Mobiltel group are reported in the Wireless segment.
     Operating revenues
     Our consolidated operating revenues increased by EUR 321.0 million or 7.9% to EUR 4,377.3 million in 2005. The increase in 2005 is due to the growth in our Wireless segment – mainly due to the acquisition of Mobiltel group in mid-year – which more than offset the decrease in our Wireline segment, mainly due to an increasing substitution from fixed line to mobile. A more detailed analysis of operating revenues is presented in the segment results below.
     Operating expenses
     Our consolidated operating expenses increased by EUR 153.7 million or 4.3% to EUR 3,757.3 million in 2005. The analysis of the individual expense items is presented below.
     Material costs
     Our consolidated material costs increased by EUR 22.0 million or 6.8% to EUR 346.5 million in 2005. The decrease in material expenses of EUR 3.7 million in the Wireline segment was mainly due to lower router sales. The material costs in the Wireless segment increased by EUR 25.7 million mainly due to the acquisition of Mobiltel group and higher prepaid and contract sales in Croatia.

     Employee costs, including benefits and taxes
     Our consolidated employee costs including benefits and taxes increased by EUR 5.3 million or 0.8% to EUR 679.0 million in 2005. In the Wireline segment the employee costs decreased by EUR 13.7 million, due to lower costs in connection with VRIPs, lower pension costs and staff reduction. This has been offset partially by the stock option program, service awards and other accruals. Other factors concerning the development of personnel costs in the Wireline segment are described in “— 5.2. Results of operations — Segment results — Wireline”. In the Wireless segment headcount increased due principally to the acquisition of Mobiltel group. The employee costs in the Wireless segment increased by EUR 18.4 million or 10.2% due to the higher headcount relating to the acquisition of Mobiltel group, the stock option programs and pay increases.
     Depreciation and amortization
     Our consolidated depreciation and amortization expenses increased by EUR 5.0 million or 0.4% to EUR 1,119.8 million in 2005. The slight increase consists of an increase in the Wireless segment by EUR 57.7 million due to higher investment in GSM/EDGE technology and the acquisition of Mobiltel group, partly offset by a strong decline in depreciation and amortization expenses amounting to EUR 52.7 million in the Wireline segment mainly due to our efforts to cut capital expenditures relating to our fixed line network. In 2005, a reduction of estimated useful lives of certain technical equipment due to the rapid development of the technological environment led to a change in estimate resulting in an increase of depreciation by EUR 17.9 million in 2005. For further information concerning our capital expenditures see “5.4. Liquidity and capital resources — Capital expenditures”.
     Impairment charges
     Our consolidated impairment charges increased by EUR 16.1 million to EUR 17.4 million in 2005. The impairment charges in 2005 as well as in 2004 primarily relate to long-lived assets in the Wireline segment, in 2005 EUR 15.5 million thereof were recognized for the goodwill originally recorded from the acquisition of Czech On Line a.s. Due to the fact, that the Czech market has not been fully liberalized and due to a highly competitive environment, the business of COL has not developed as expected (see note (8) of the accompanying consolidated financial statements).
     Other operating expenses
     Our consolidated other operating expenses increased by EUR 105.3 million or 7.1% to EUR 1,594.6 million in 2005 which is mainly due to the acquisition of Mobiltel group, increased interconnection costs, increased commissions, increased expenses for data products and increased expenses for bad debts in the in the Wireless segment. In the Wireline segment other operating expenses decreased slightly, driven by lower maintenance and repairs and lower losses on disposals of assets.
     Operating income
     Consolidated operating income increased by EUR 167.3 million or 37.0% to EUR 620.0 million in 2005. The factors described above contributed to the increase in operating income. Both business segments contributed to this positive development. The operating income of the Wireless segment increased by EUR 144.8 million to EUR 552.2 million in 2005 from EUR 407.4 million in 2004 and the Wireline segment increased its operating income by EUR 10.1 million to EUR 65.9 million in 2005 from an operating income of EUR 55.8 million in 2004. For an analysis of the segmental operating revenues and expenses see “— Segment Results”.

Other income, taxation, minority interests, cumulative effect of change in accounting principle and net income

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Consolidated operating income	620.0	452.7	37.0
Other income (expense)
Net interest	(109.1)	(118.8)	8.2
Equity in earnings of affiliates	0.6	0.6	0.0
Other, net	12.0	15.6	(23.1)
Income tax expense	(106.4)	(122.2)	12.9
Minority interest	0.0	(0.6)	100.0

Consolidated net income	417.1	227.3	83.5

Interest Income	89.1	70.0	27.3
Interest Expense	(198.2)	(188.8)	(5.0)

	(109.1)	(118.8)	8.2

     Net interest
     Net interest expense decreased by 8.2% to EUR 109.1 million in 2005. Interest expense increased by EUR 9.4 million to EUR 198.2 million principally due to the issue of two Eurobonds under the EMTN-program in January 2005. The increase in interest income by EUR 19.1 million resulted primarily from temporary investments. For further information see note (16) of the accompanying consolidated financial statements.
     Equity in earnings of affiliates
     Equity in earnings of affiliates remained stable at EUR 0.6 million in 2005 and 2004. In both years only Omnimedia Werbegesellschaft mbH contributed to this amount.
     Income tax expense
     The latest Austrian tax reform with effective date January 1, 2005, reduced the corporate income tax rate from 34.0% to 25.0% and led to an overall tax expense of EUR 21.8 million from revaluation of the deferred tax assets and liabilities as of December 31, 2004.
     Income tax expense decreased from EUR 122.2 million in 2004 to EUR 106.4 million in 2005 mainly as a result of the effect of tax reform in Austria, the effective tax rate for the full year 2005 decreased from 34.9% to 20.3% compared to the prior year. This decrease of the effective tax rate consists mainly of a decrease of the valuation allowance due to a release of valuation allowance of loss carryforwards following to changes in the tax law in Slovenia which caused an increase of the expiration period of tax loss carryforwards and due to a change in circumstances that caused change in judgment about the realizability of the utilization of the current loss of 3G mobile.
     For the assessment of the recoverability of deferred tax assets see “Item 5.1. Overview — Critical accounting policies — Valuation of tax assets” and note (21) of the accompanying consolidated financial statements.
     Minority interests
     In 2005, minority interests resulted from three companies in Mobiltel group, but were less than EUR 0.1 million and therefore immaterial. In 2004 the minority interests resulted from Vipnet, of which mobilkom austria acquired the remaining 1% share in 2004.
     Consolidated net income
     Our consolidated net income increased by EUR 189.8 million to EUR 417.1 million in 2005. Continued growth in the Wireless segment combined with various cost cutting measures, the acquisition of Mobiltel group and lower depreciation and amortization in the Wireline segment contributed to this effect.

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

	2005	2004
	(in EUR millions)
Net income	417.1	227.3
Adjustments:
Depreciation and amortization	1,119.8	1,114.8
Impairment charges	17.4	1.3
Interest income	(89.1)	(70.0)
Interest expense	198.2	188.8
Equity in earnings of affiliates and dividend income	(0.6)	(0.6)
Other income	(12.0)	(15.6)
Income tax expense	106.4	122.2
Minority interests	0.0	0.6

Adjusted EBITDA	1,757.2	1,568.8

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

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Adjusted EBITDA:
Wireline	786.7	814.3	(3.4)
Wireless	969.0	765.4	26.6
Other activities & eliminations	1.5	(10.9)	n.a.

Adjusted EBITDA	1,757.2	1,568.8	12.0

     Our adjusted EBITDA increased by 12.0% in 2005 to EUR 1,757.2 million from EUR 1,568.8 million in 2004. As shown in the table above the increase in the Wireless segment by 26.6% was partly offset by a decrease in the Wireline segment of 3.4%. In the Wireline segment the decrease in operating revenues led to a decrease in adjusted EBITDA by 3.4% to EUR 786.7 million in 2005 from EUR 814.3 million in 2004.
     Our Wireless segment contributed to our consolidated adjusted EBITDA EUR 969.0 million which is an increase by 26.6% from EUR 765.4 million in 2004. This increase resulted from growing revenues in the primary markets of our Wireless segment, a strong focus on cost-efficient operations and the acquisition of Mobiltel group. Mobiltel group contributed with EUR 154.6 million to our adjusted EBITDA.

SEGMENT RESULTS
     Our operations are organized in two distinct operating segments, Wireline, which includes fixed line, data communications and internet services, and Wireless, consisting of the mobile communications segment, and a third segment “Other activities” which includes primarily various financial services that are provided by our subsidiary Telekom Finanzmanagement GmbH to both business segments, Wireline and Wireless. In order to give shareholders a clear view of our external performance as a company, we separately disclose these internal transactions when presenting our results for Telekom Austria.
Wireline
     The Wireline segment includes mainly the operating activities of Telekom Austria AG, and provides telecommunications services such as voice telephony on fixed networks, data communications services, internet services, services for other carriers, and equipment sales.
     The Austrian fixed line voice market, measured in terms of minutes, experienced another slight decrease during 2005 especially in national minutes due to increased migration to mobile communication services. Nevertheless, we were able to increase our market share based on minutes, excluding internet dial-up minutes, to 55.4% at year-end 2005, up from 54.4% at year-end 2004 due to the continuing promotion of our TikTak tariffs based on seconds, which were originally introduced in 2001. However, with the use of pre-selection of a carrier and growing number of households without a fixed line connection (having mobile phones only), we still face strong competition for national telephony traffic on fixed networks.
     Our market share for fixed line traffic including internet dial-up increased to 55.7% at December 31, 2005 compared to 55.2% at year-end 2004 due to the successful customer retention strengthening our voice market share. Our ADSL broadband customer base increased by 49.7% including our wholesale ADSL lines in 2005, attracting in particular regular users of the internet. ADSL is a technology that permits a high speed transmission of data using a standard copper access line.
     Revenues
     Revenues from our Wireline segment are derived primarily from the following sources:
•	Switched voice base traffic charges for national (local and national long-distance), fixed-to-mobile and international calls; switched voice monthly and other voice revenues comprising initial connection fees, installation fees, monthly rental and other charges;

•	Public payphone services and value added services (VAS);

•	Data and IT-solutions including wholesale;

•	Internet access and media;

•	Wholesale voice and internet including interconnection fees paid by other carriers to access our fixed line network and related carrier services; and

•	Fees from other services, including equipment sales and directory services.
     The following table shows revenues from our Wireline segment and percentage changes for the periods indicated.

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Wireline operating revenues:
Switched voice base traffic	398.1	403.4	(1.3)
Switched voice monthly & other voice revenues	548.8	570.1	(3.7)
Payphones & VAS	48.1	52.6	(8.5)
Data & IT-solutions including wholesale	419.7	441.0	(4.8)
Internet access & media	241.9	207.2	16.7
Wholesale voice & internet	349.3	369.0	(5.3)
Other	129.3	141.4	(8.6)

Total wireline operating revenues	2,135.2	2,184.7	(2.3)

     Switched voice base traffic
     Switched voice base traffic revenues decreased by 1.3% to EUR 398.1 million compared to EUR 403.4 million in 2004. The decline in revenues resulted from a further drop of 6.3% in traffic volume in 2005 compared to 2004 primarily as a result of a decline in national traffic minutes by 7.4% in 2005, as illustrated in the table below. The decrease in revenues did not follow the drop in traffic, because higher priced fixed-to-mobile minutes declined less.

	2005	2004	2005/2004
	(in millions of minutes)(1)		(% change)
Traffic minutes:
National (local + national long distance)	3,866	4,174	(7.4)
Fixed-to-mobile	839	854	(1.8)
International	442	467	(5.3)

Total voice minutes	5,147	5,495	(6.3)

(1)	All amounts exclude traffic minutes that were not generated from our customers such as interconnection traffic that originated in networks of other providers or payphone traffic.
     The growing number of households without a fixed line connection (having mobile phones only) is the key factor for the decline of fixed line traffic. The successful promotion of TikTak tariffs and the introduction of new flat rate packages enabled us, however, to increase our market share based on minutes from 54.4% in 2004 to 55.4% in 2005.
     Switched voice monthly and other voice revenues
     Revenues from our initial connection and installation fees, monthly rentals and other network services decreased by 3.7% to EUR 548.8 million in 2005 compared to EUR 570.1 million in 2004. The decline results primarily from the reductions in access lines following the migration from fixed to mobile services.
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
     The following table shows the number of our access lines and channels and percentage changes for the periods indicated. The figures exclude payphones, but include our internal lines and approximately 248,300 lines for qualifying low income persons at December 31, 2005. The service for low income persons, which we have provided for many years, includes free monthly rental and one hour of free local traffic per month. We partly receive a reimbursement from the federal government for these services.

	2005	2004	2005/2004
	(in thousands)		(% change)
Number of fixed lines:
PSTN access lines	2,374.5	2,455.5	(3.3)
Basic ISDN access lines	420.1	443.6	(5.3)
Multi ISDN access lines	7.3	7.6	(3.9)

Total access lines	2,801.9	2,906.7	(3.6)

Total access channels	3,433.7	3,570.7	(3.8)
     The total number of access lines decreased by 3.6% in 2005, primarily due to growth in the mobile communications market and unbundling of local loops, and to a lesser extent due to a shift to alternative providers such as cable television operators. The number of total access channels in the fixed network declined by approximately 3.8% in 2005 compared to 2004.
     Public payphone services and value added services
     In 2005 the revenues from our public payphone and VAS decreased by 8.5% to EUR 48.1 million from EUR 52.6 million in 2004. The revenues from public payphones declined due to an increased number of calls with prepaid calling cards of other providers, usable at public payphones, resulting in an decrease in charged minutes. Neither the further roll-out of public multimedia stations providing access to internet, e-mail, video telephony and various other multimedia services in 2005 nor the slight increase in VAS from calling cards could offset this decline.
     Data and IT-solutions including wholesale
     In 2005, the revenues from data and IT-solutions including wholesale decreased by 4.8% to EUR 419.7 million from EUR 441.0 million in 2004. These revenues are generated from a large portfolio of data-related services that are mainly provided to our business customers: leased line services, switched data transmission services, corporate network services, MPLS services, data value added services and IT-solutions. Main drivers for the slight decline in revenues from data and IT-solutions were price reductions in leased line services as a result of the continuing price pressure in the national and international leased line market.
     Internet access and media
     We are the leading internet service provider in Austria with approximately 1.4 million residential customers. We had a share of approximately 40% of the residential internet market (including 2% contributed by mobilkom austria’s mobile internet customers) in the fourth quarter of 2005. Internet access and media comprises access services (dial-up and broadband ADSL access) and a portal business with online media sales, e-commerce and multimedia services.
     Our revenue generated by our internet access and portal business increased by 16.7% to EUR 241.9 million in 2005 from EUR 207.2 million in 2004. This growth was in line with the increase in the subscriber base in Austria by 20% from 1,187,000 at the beginning of 2005 to 1,424,200 at the end of 2005 including ADSL-residential customers, increased by 52.7% in the same period due to the re-launch of our aonSpeed portfolio. Business broadband access lines nearly doubled compared to 2004 due to our re-launch of business broadband services in 2005. The new pricing system includes higher download volumes and lower high usage fees. The increase in revenues did not follow the increase in the customer base mainly due to lower average revenues per user on the base of the new product portfolio. Our subsidiary Czech On Line, a Czech telecommunications provider with a strong focus on internet services generated overall revenues of EUR 23.0 million in 2005. Thereof, Czech On Line contributed revenues of EUR 12.3 million or 5.1% to our internet access and media business in 2005.
     Wholesale voice and internet
     Wholesale voice and internet services generate revenues by providing network services to domestic and international carriers. These carrier services consist of termination, origination (or carrier selection) and transit of national traffic and international termination in Austria and abroad, international bandwidth services and internet access.
     Revenues decreased by 5.3% to EUR 349.3 million from EUR 369.0 million in 2004. The decline results primarily from a one-time effect, a refund of costs of universal services we recognized in 2004. Furthermore wholesale voice revenues decreased due to the decline in national traffic caused by the shift of customers to mobile communication. Wholesale internet services decreased primarily because of lower revenues from dial-up products which could not be compensated by the rising number of wholesale ADSL subscriptions from 85,200 in 2004 to 105,800 in 2005. The decline could not be offset by higher international traffic.
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
     Revenues decreased by 8.6% to EUR 129.3 million in 2005 from EUR 141.4 million in 2004. The decline in other revenues was primarily due to lower rental, maintenance and service revenues from equipment.
     Operating expenses
     The following table shows operating expenses of our Wireline segment and percentage changes for the periods indicated.

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Wireline operating expenses:
Material expense	65.3	69.0	(5.4)
Employee costs, including benefits and taxes	481.3	494.9	(2.7)
Depreciation, amortization and impairment charges	720.8	758.5	(5.0)
Interconnection	340.4	333.1	2.2
Maintenance and repairs	113.6	116.5	(2.5)
Services received	44.8	41.9	6.9
Other — total:	303.1	315.0	(3.8)
Other support services	88.7	87.2	1.7
Other	214.4	227.8	(5.9)

Total wireline operating expenses	2,069.3	2,128.9	(2.8)

     Materials
     Materials consist mainly of expenses for spare parts, cables and supplies for our network and merchandise we sell to our customers. Material expenses in the Wireline segment decreased by 5.4% in 2005 to EUR 65.3 million, from EUR 69.0 million in 2004. The decline in material expenses was primarily due to lower router sales.
     Employee costs, including benefits and taxes
     Employee costs including benefits and taxes in our Wireline segment decreased by 2.7% in 2005 to EUR 481.3 million from EUR 494.9 million in 2004.
     The decrease was due to lower pension costs, lower severance payments and lower current costs due to a decrease of our average number employees by 392 employees or 3.9% to 9,603 employees in 2005. Until 2004, the Austrian government offered to certain civil servants early retirement at reduced future pension payments. We offered these eligible employees additional payments to alleviate financial losses from the reduction in future pension payments and to improve the acceptance rate of the offer by the government. Due to this measure we were able to reduce our workforce by 470 civil servants in 2004 and 650 civil servants in 2003. We incurred a legal obligation to civil servants making use of this opportunity. We recorded expenses of EUR 19.3 million in

2004 and reversed EUR 3.7 million of provisions previously made in this respect in 2005. We do not expect any additional liabilities related to this offer beyond the amount of the accruals.
     From 1997 to 2000, we offered voluntary retirement incentive programs (VRIP) to eligible employees. From the provisions made, in 2005, we reversed 0.5 million after a reversal of EUR 1.4 million in 2004. At December 31, 2005 110 employees were still covered by the VRIP provisions. For more information about our relationship with employees, see “Item 6 — Employees —Relationship with employees”.
     In 2005, this decrease in employee costs was partially offset by the costs for the stock option program, accruals for unused holidays and service awards.
     Depreciation and amortization including impairment charges
     Depreciation and amortization including impairment charges in our Wireline segment decreased by 5.0% to EUR 720.8 million in 2005 from EUR 758.5 million in 2004 as a result of the continuing downward trend of capital expenditures in prior years. Contrary to this development, in 2005, a reduction of estimated useful lives of certain technical equipment due to the rapid development of the technological environment in the Wireline segment led to a change in estimate resulting in an increase of depreciation by EUR 15.3 million in 2005. This effect was offset, as depreciation expenses decreased due to our efforts to cut capital expenditures in connection with our fixed line network. Amortization expenses for intangible assets remained at an insignificant level.
     The impairment charges for fiscal year 2005 of EUR 16.3 million were higher by EUR 15.0 million in comparison to 2004 and primarily due to an impairment charge for our subsidiary Czech On Line in the amount of EUR 15.5 million, based on lower profitability expectations.
     Interconnection
     Interconnection costs increased by 2.2% to EUR 340.4 million in 2005 from EUR 333.1 million in 2004. The increase was mainly caused by higher interconnection traffic generated by international transit and the shift of traffic to higher priced networks. This increase was partly offset by a reduction of tariffs and traffic minutes in national voice.
     Maintenance and Repairs
     Expenses for maintenance and repairs decreased by 2.5% to EUR 113.6 million in 2005 from EUR 116.5 million in 2004. The decrease resulted mainly from lower maintenance expenses for network, buildings, software and hardware which more than offset higher expenses for maintenance of the transmission network due to increased ADSL lines.
     Services received
     Expenses for services received, predominantly for leased lines, increased by 6.9% to EUR 44.8 million in 2005 from EUR 41.9 million in 2004 primarily due to expenses for more international leased lines.
     Other support services
     Other support services consist mainly of leasing personnel and other deliverables. Expenses increased by 1.7% from EUR 87.2 million in 2004 to EUR 88.7 million in 2005 due to an increase in personnel leasing.
     Other operating expenses
     Other operating expenses include expenses such as energy, rental, marketing, training, advertising expenses and income and loss from retirement and the following sale of equipment. Other operating expenses in the Wireline segment decreased by 5.9% in 2005 to EUR 214.4 million from EUR 227.8 in 2004.
     We incurred lower expenses from losses on disposals of assets, lower consulting costs, lower compensations for damages which were partly offset by higher expenses for bad debts and higher commissions paid.

Wireless
     The total number of customers in the Wireless segment including Mobiltel group as of December 31, 2005 grew by 81.1% compared to December 31, 2004, due principally to the acquisition of Mobiltel. At the end of 2005, the Wireless segment comprised approximately 9.0 million customers and on a comparable basis, excluding Mobiltel, 5.4 million customers. The majority of customer growth other than from Mobiltel came from Croatia. The Austrian market had a penetration rate of 106.0% at the end of 2005. Our foreign subsidiaries, including Mobiltel group, made up 62.2% of our customer base compared to 33.9% in 2004. Without Mobiltel group our foreign subsidiaries contributed 36.8% to our customer base.
     We were still able to increase the total number of our mobile customers in Austria by 3.6%, or approximately 118,600 during 2005. However, due to stronger competition and an increasing number of Austrian mobile customers our market share decreased to 39.1% at December 31, 2005, down from 41.0% at the end of 2004. As a result of the aggressive price policy on the Austrian market, the churn rate increased from 17.0% in 2004 to 17.2% in 2005. During 2005 the number of Austrian contract customers increased by 8.5% and the number of prepaid customers decreased by 2.1%. At December 31, 2005, contract customers accounted for 56.9% of the total customer base of mobilkom austria compared to 54.3% at December 31, 2004 as a result of our continuing focus to increase the share of high value contract customers.
     mobilkom austria’s subsidiary, Vipnet, a mobile operator in Croatia, added approximately 304,300 customers in the year 2005. The penetration rate in Croatia amounted to 82.9% at the end of 2005, with Vipnet holding a total market share of 44.1%. mobilkom austria’s subsidiary Si.mobil, a mobile operator in Slovenia had approximately 3,700 fewer customers in the year 2005 due to changing the definition of subscriber under a new APEK (Post and Electronic Communications Agency of the Republic of Slovenia) regulation that took effect in July 2005. Penetration in Slovenia reached a level of 80.1% at the end of 2005 with Si.mobil holding a total market share of 22.7%. The penetration rate in Bulgaria is 79.5% and Mobiltel’s market share reached 57.6% at the end of 2005. Mobiltel contributes 3.6 million customers to the Wireless segment.
     Revenues
     Our Wireless segment generates revenues from operations of our mobile networks. The revenues mainly include traffic charges, monthly rental charges, equipment sales and roaming and interconnection fees.
     The following table shows revenues from our Wireless segment and percentage changes for the periods indicated:

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Wireless operating revenues
Traffic revenues	1,264.7	1,141.5	10.8
Monthly rental	396.9	303.9	30.6
Equipment	225.6	180.1	25.3
Roaming	204.8	175.6	16.6
Interconnection	392.9	328.0	19.8
Other	18.1	15.9	13.8
Discounts	(13.8)	(19.5)	29.2

Total wireless operating revenues	2,489.2	2,125.5	17.1

     Our operating revenues from our Wireless segment including Mobiltel increased by 17.1% in 2005 to EUR 2,489.2, million from EUR 2,125.5 million in 2004, with 68.5% of operating revenues generated within the Austrian market. On a comparable basis the Wireless segment increased the operating revenues by 4.8% in 2005, from EUR 2,125.5 million in 2004 to 2,227.3 million in 2005.
Traffic revenues
     Traffic revenues depend on the total number of customers, traffic volume, mix of prepaid and contract customers and tariffs. Traffic revenues increased by 10.8% in 2005 to EUR 1,264.7 million from EUR 1,141.5 million in 2004. This growth was a result of an increase in the customer base by 81.1%, mainly due to the acquisition of Mobiltel group. Inbound revenues of mobilkom austria decreased but were offset by an increase in minutes of usage charged at Vipnet. Without Mobiltel, the Wireless segment shows an increase by 0.4% in 2005 to EUR 1,145.6 million of traffic revenues. The following table shows the number of customers of our Wireless segment and percentage changes for the periods indicated.

	2005	2004	2005/2004
	(in thousands)		(% change)
Wireless customers:
Austria	3,392.2	3,273.6	3.6
Bulgaria	3,594.2	—	n.a.
Croatia	1,612.9	1,308.6	23.3
Slovenia	359.6	363.3	(1.0)
Liechtenstein	4.2	3.5	20.0

Total customers	8,963.1	4,949.0	81.1

     Without Mobiltel the number of customers would have increased by 8.5%, amounting to 5.4 million in the Wireless segment as of December 31, 2005. In contrast to the higher customer base, the average usage per customer decreased by 3.4% for the Wireless segment, including Mobiltel group. On a comparable basis, without Mobiltel group, the average usage per customer rose by 9.8%. The revenue effect of this increase was partially offset by the launch of a new tariff model allowing cheaper prices per minute to other mobile and fixed networks by paying an additional fixed monthly fee.
     In the Wireless segment contract and prepaid customers both contributed to the increase in traffic revenues for 2005. For both types of customers the customer base rose. The contract customer base including Mobiltel group grew by 68.6%, while the number of prepaid customers increased by 90.6%. Without Mobiltel group the contract customer base grew by 10.8%, the number of prepaid customers increased by 6.7%. Excluding Mobiltel group, the highly competitive markets overall average revenue per customer showed a decrease of 1.6%, including Mobiltel a decrease of 15.1%.
     The share of data traffic revenues increased on a comparable basis from 15.0% at year-end 2004 to 19.1% at year-end 2005, including Mobiltel the share of data traffic revenues was 18.2% at the end of 2005. In Austria this share increased by 4.8 percentage points to 17.4% at year-end 2005. About 55% of data revenues in Austria are SMS revenues, but the increase of the share is mainly due to higher data usage enabled by GPRS, EDGE and UMTS. mobilkom austria expects rising data revenues, because of more data card usage and the launch of HSDPA in 2006.
     Monthly rental
     We generate revenues from monthly rental fees paid by our contract customers for access to our mobile communications network. Revenues from monthly rentals increased by 30.6% to EUR 396.9 million in 2005, without Mobiltel by 17.0% to EUR 355.7 million in 2005. The rise in revenues from monthly rental on a comparable basis is primarily attributable to the increase in our contract customer base by 8.5% in Austria and by 30.4% in Croatia, and increased sales of data packages especially in Austria. However, the introduction of tariff packages with lower or no monthly rental tariffs partially offset the increase in revenues from monthly rental fees.
     Equipment
     We generate revenues from customer equipment primarily from sales of handsets to our customers and to resellers. Revenues from equipment increased by 25.3% in 2005 to EUR 225.6 million from EUR 180.1 million in 2004 primarily due to increased sales of higher priced handsets with more functionalities and more replacements such as Vodafone live! handsets. This effect was partially offset by a decline in the number of gross customer additions and higher handset subsidies. On a comparable basis, excluding Mobiltel, the revenues from equipment increased by 15.4% in 2005 to EUR 207.8 million from EUR 180.1 million in 2004.
     Roaming
     Basically, roaming fees are generated when our mobile network carries a call made by a customer of another international mobile operator. In addition to that, national roaming revenues are generated by customers of our national competitor Hutchison 3G Austria which use our network in accordance with the national roaming agreement which was signed with Hutchison 3G Austria in September 2002. Revenues from roaming fees increased by 16.6% in 2005 to EUR 204.8 million, from EUR 175.6 million in 2004. This increase was primarily caused by higher usage due to the Vodafone cooperation leading to a better capture rate and an increase of Vodafone customers. Additionally, higher roaming revenues in Austria were generated by strong winter tourism and higher national roaming revenues. On a comparable basis, without Mobiltel, roaming fees increased by 7.7% in 2005 to EUR 189.1 million, from EUR 175.6 million in 2004.
     Interconnection
     Our Wireless segment generates interconnection revenues primarily from interconnection fees from our Wireline segment as well as from other fixed and mobile operators for calls terminating in our mobile networks. In addition, we receive revenues from service numbers such as toll free numbers. Our interconnection revenues increased significantly by 19.8% in 2005 to EUR 392.9 million from EUR 328.0 million in 2004 and without Mobiltel by 4.6% to EUR 343.0 million in 2005. Higher usage from carrier business in Austria was offset by the new and lower price regulated by the Austrian Regulatory Authority. The increase of interconnection revenues in Croatia is a result of higher interconnection relevant minutes and SMS. In Slovenia, additional revenues were generated by more minutes with higher average price.
     Other
     This category includes revenues from one-time charges such as initial connection fees and collection services such as fees for transfer payments as well as fees for call center services, and revenues from real estate. Revenues increased by 13.8% in 2005 to EUR 18.1 million, from EUR 15.9 million in 2004, without Mobiltel to 22.3 million mostly driven by higher administration fees at mobilkom austria.
     Discounts
     Discounts are mainly related to residential customer loyalty programs and cash discounts. Discounts decreased by 29.2% in 2005 to EUR 13.8 million compared to EUR 19.5 million in 2004. On a comparable basis, without Mobiltel, the increase was 85.0% and is due to the high use of mobilpoints and the average points indebtedness at mobilkom austria.
     Operating expenses
     The following table shows operating expenses from our Wireless segment and percentage changes for the periods indicated.

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Wireless operating expenses:
Material expense	302.0	276.3	9.3
Employee costs	198.2	179.8	10.2
Depreciation and amortization	416.8	358.1	16.4
Interconnection	271.3	236.0	15.0
Repairs	66.2	63.7	3.9
Services received	290.4	267.9	8.4
Other — total:	392.1	336.3	16.6
Other support services	22.4	24.0	(6.7)
Other	369.7	312.3	18.4

Total wireless operating expenses	1,937.0	1,718.1	12.7

     Materials
     Material expenses in the Wireless segment increased by 9.3% in 2005 to EUR 302.0 million from EUR 276.3 million in 2004, without Mobiltel group material expenses in the Wireless segment increased by 2.1% to EUR 282.2 million in 2005. The higher costs at Vipnet due to the rising demand for high quality products and higher number of handset replacements, especially driven by the acceptance of the Vodafone live! handsets and are partially offset by the decline at mobilkom austria as a result of fewer handsets sold combined with a lower price per handset.

     Employee costs, including benefits and taxes
     Employee costs, including benefits and taxes increased by 10.2% in 2005 to EUR 198.2 million from EUR 179.8 million in 2004. The Wireless segment without Mobiltel shows an increase of 3.9% in 2005 to EUR 186.9 million. The increase is mainly caused by mobilkom austria due to the effect of the stock option program. In Croatia headcount and base salary increased. Employee costs of Si.mobil increased also due to the stock options program.
     Depreciation and amortization
     Depreciation and amortization expenses increased by 16.4% in 2005 to EUR 416.8 million from EUR 358.1 million in 2004. Without Mobiltel group depreciation and amortization decreased slightly by 0.5% in 2005 to EUR 356.2 million. Capital expenditures in the Wireless segment including Mobiltel group increased by EUR 17.1% in 2005 to EUR 313.5 million from EUR 267.8 million in 2004, excluding Mobiltel decreased by 2.7% in 2005 and amounted to EUR 260.5 million. For further information regarding our capital expenditures, see “Item 5.4. Liquidity and capital resources — Capital expenditures”.
     Interconnection
     Interconnection costs increased by 15.0% in 2005 to EUR 271.3 million from EUR 236.0 million in 2004. Without Mobiltel, the Interconnection costs increased by 5.8% in 2005 to EUR 249.6 million from EUR 236.0 million in 2004. The growth was in line with the higher charged interconnection traffic minutes. Vipnet contributed to the growth in interconnection costs, due to increased interconnection usage in SMS and voice.
     Repairs
     Repairs increased by 3.9% in 2005 to EUR 66.2 million from EUR 63.7 million in 2004, primarily due to increasing maintenance costs at Mobiltel group for billing maintenance and IT equipment. On a comparable basis, without Mobiltel, repairs decreased by 7.5% in 2005 to EUR 58.9 million. mobilkom austria reduced its costs for repairs, mainly for maintenance of network, IT equipment and software.
     Services received
     Services received increased by 8.4% in 2005 to EUR 290.4 million from EUR 267.9 million in 2004, without Mobiltel group services received increased by 2.3% in 2005 to EUR 274.1 million, mainly due to an increase in roaming costs as a result of the increased roaming traffic. In addition, higher Vodafone fees at mobilkom austria AG & Co KG, Vipnet and Si.mobil due to increased services received from Vodafone and the launch of Vodafone live!, as well as increasing energy costs at mobilkom austria AG & Co KG contributed to the overall rise in costs from services received.
     Other support services
     Other support services decreased by 6.7% to EUR 22.4 million in 2005. Without Mobiltel group other support services decreased by 7.5% to EUR 22.2 million in 2005. This decrease is mainly due to less IT services and network planning carried out by third parties as a result of increased efficiency in internal processes.
     Other operating expenses
     Other operating expenses in the Wireless segment increased by 18.4% in 2005 to EUR 369.7 million from EUR 312.3 million in 2004, on a comparable basis, by 8.5% in 2005 to EUR 338.9 million. Higher expenses for commissions, bad debts and rental expenses were the main drivers.
Other activities
     The segment “Other activities” includes primarily various centralized financial services that are provided by our subsidiary Telekom Finanzmanagement GmbH to both business segments, Wireline and Wireless. The segment “Other activities” did not record any revenues in either 2005 or 2004 and operating expenses were insignificant in both years as well.

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

     Operating revenues
     Our consolidated operating revenues increased by EUR 86.5 million or 2.2% to EUR 4,056.3 million in 2004. If the change in revenue recognition for certain VAS provided by third-party providers, in response to a decision by the Austrian Supreme Court had been in effect before October 1, 2003, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45.9 million in 2003. With this adjustment, operating revenues in 2004 would have increased by 3.4% over 2003. For further information see “Item 5.1. Overview — Court ruling on value added services”. This change has no impact on consolidated operating income. The increase in 2004 is due to the growth in our Wireline segment – mainly due to the growth of terminal calls to the mobile network and the refund for costs of universal services – and due to the growth in our Wireless segment – an increase in the mobile customer base, higher interconnection traffic through our mobile network and a growth in interconnection fees for SMS.
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

Other income, taxation, minority interests, cumulative effect of change in accounting principle and net income

	2004	2003	2004/2003
	(in EUR millions)		(% change)
Consolidated operating income	452.7	369.8	22.4
Other income (expense)
Net interest	(118.8)	(155.8)	(23.7)
Equity in earnings of affiliates	0.6	19.1	(96.9)
Other, net	15.6	(0.5)	n.a.
Income tax expense	(122.2)	(83.1)	47.1
Minority interest	(0.6)	(3.4)	(82.4)
Cumulative effect of changes in accounting principle	—	(11.9)	n.a.

Consolidated net income	227.3	134.2	69.4

Interest Income	70.0	75.2	(6.9)
Interest Expense	(188.8)	(231.0)	(18.3)

	(118.8)	(155.8)	(23.7)

     Net interest
     Net interest expense decreased by 23.7% to EUR 118.8 million in 2004. The decline of interest expense by EUR 42.2 million to EUR 188.8 million resulted mainly from the continued reduction in net debt in 2004. The decline of both, interest income and expenses, also resulted from lower recognized interest income and expenses in equal amounts for cross border lease transactions we had entered into in 1998, 1999 and 2001. For further information see note (16) of the accompanying consolidated financial statements.
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
     For the assessment of the recoverability of deferred tax assets see “Item 5.1. Overview — Critical accounting policies — Valuation of tax assets” and note (21).
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

     Our adjusted EBITDA increased by 3.9% in 2004 to EUR 1,568.8 million from EUR 1,509.8 million in 2003. As shown in the table above this increase is a result of the performance of both segments – Wireline and Wireless. In the Wireline segment lower costs led to an increase in adjusted EBITDA by 4.3% to EUR 814.3 million in 2004 from EUR 780.5 million in 2003.
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

	2004	2003	2004/2003
	(in millions of minutes)	(1)	(% change)
Traffic minutes:
National (local + national long distance)	4,174	4,485	(6.9)
Fixed-to-mobile	854	855	(0.1)
International	467	484	(3.5)

Total voice minutes	5,495	5,824	(5.6)

(1)	All amounts exclude traffic minutes that were not generated from our customers such as interconnection traffic that originated in networks of other providers or payphone traffic.
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
     Public payphone services and value added services
     In 2004, the revenues from our public payphone and VAS decreased by 22.1% to EUR 52.6 million from EUR 67.5 million in 2003. The revenues from public payphones declined due to falling demand primarily as a result of the high mobile penetration rate. Neither the further roll-out of more attractive public multimedia stations providing access to internet, e-mail, video telephony and various other multimedia services in 2004 nor the increase in VAS from event based premium rate services traffic could offset this decline.
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
     From 1997 to 2000, we offered VRIPs to eligible employees. We made provisions for expenses related to these programs of EUR 253.2 million in 2000. In 2004, we reversed 1.4 million of the VRIP provisions after a reversal of EUR 26.8 million in 2003. At December 31, 2004, 118 employees were still covered by the VRIP provisions. For more information about our relationship with employees, see “Item 6 — Employees —Relationship with employees”.
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

     The impairment charges for fiscal year 2004 were lower by EUR 5.5 million in comparison to 2003 and primarily relate to long-lived assets as future estimated net cash flows were below the carrying value of related assets
     Interconnection
     Interconnection costs increased by 4.2% to EUR 333.1 million in 2004 from EUR 319.7 million in 2003. The increase was mainly caused by higher interconnection traffic generated by international transit and the shift of traffic to higher priced mobile networks.
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

     Depreciation and amortization
     Depreciation and amortization expenses increased by 10.0% in 2004 to EUR 358.1 million from EUR 325.6 million in 2003. The increase resulted from growing network-related capital expenditures in prior years in order to increase capacity and maintain the quality of mobile transmissions in all markets as well as the use of the UMTS license and related network equipment. However, capital expenditures in the Wireless segment were reduced by 10.9% in 2004 to EUR 267.8 million from EUR 300.4 million in 2003. For further information regarding our capital expenditures, see “Item 5.4. Liquidity and capital resources — Capital expenditures”.
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
     Repairs
     Repairs increased by 2.7% in 2004 to EUR 63.7 million from EUR 62.0 million in 2003 primarily due to increasing maintenance costs at VIPipet and Si.mobil for a growing amount of network and IT equipment due to continuing capital investments. mobilkom austria AG & Co KG’s development of repair costs was stable.
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
     Over the past years, we have predominantly met our financing needs out of cash flow from operating activities. In particular, we have met our working capital needs and most capital expenditure requirements through the use of internally generated funds. The repayment of our long-term loans and acquisitions of subsidiaries were material transactions which had a strong impact on our cash flow.
     The following table shows information regarding our consolidated cash flows for the periods indicated. For further details on cash flows, see the consolidated statements of cash flows of the accompanying financial statements.

Cash flow	2005	2004	2003
	(in EUR millions)
Cash generated from operations
Net income	417.1	227.3	134.2
Depreciation, amortization and impairment charges	1,137.2	1,116.2	1,140.0
Change in deferred taxes	67.6	62.9	59.2
Equity in earnings of affiliates less than (in excess of) dividends received	(0.1)	0.0	1.0
Change in accounts receivable — trade	(76.6)	(45.9)	(140.3)
Change in accounts payable — trade	(19.3)	(58.8)	(58.9)
Change in employee benefit obligation	(7.3)	(46.9)	(76.6)
Change in accrued liabilities	(46.9)	(27.1)	(23.5)
Other	42.0	77.0	184.8

Cash generated from operations	1,513.7	1,304.7	1,219.9

Cash from (used in) investing activities
Capital expenditure, including interest capitalized	(627.6)	(548.2)	(599.7)
Acquisitions and investments, net of cash acquired	(1,185.7)	(2.2)	(86.0)
Other	32.4	41.1	41.8

Cash used in investing activities	(1,780.9)	(509.3)	(643.9)

Cash from (used in) financing activities
Proceeds from issuance of long-term debt and bonds	1,169.0	—	775.9
Principal payments on long-term debt	(760.5)	(568.0)	(385.3)
Changes in short-term bank borrowings	338.6	(6.7)	(774.6)
Purchase of Treasury shares	(184.5)	(64.2)	—
Proceeds from sale of Treasury shares	—	0.8	—
Dividends paid	(117.8)	(64.6)	—
Principal payments on bonds	(348.6)	(2.2)	(22.8)

Cash generated from (used in) financing activities	96.2	(704.9)	(406.8)

Effect of exchange rate changes	(0.4)	(4.2)	5.4

Net increase in cash and cash equivalents	(171.4)	86.3	174.6

Cash and cash equivalents at beginning of period	288.2	201.9	27.3
Cash and cash equivalents at end of period	116.8	288.2	201.9

     Cash generated from operations
     Cash generated from operations increased by EUR 209.0 million to EUR 1,513.7 million in 2005, compared to EUR 1,304.7 million in 2004 and EUR 1,219.9 million in 2003. This increase is primarily due to higher net income. Net income increased by EUR 189.8 million to EUR 417.1 million in 2005, compared to EUR 227.3 million in 2004 and EUR 134.2 million in 2003.
     For more information see “Item 5.2. Results of operations”.
     In 2005, cash generated from operations was reduced by a change in working capital in the amount of EUR 161.1 million compared with EUR 158.6 million and EUR 184.6 in 2004 and 2003, respectively, which mainly related to an increase of accounts receivable by EUR 76.6 million, EUR 45.9 million and EUR 140.3 million in 2005, 2004 and 2003, respectively. In 2002 we implemented our asset-backed securitization (ABS) program. In 2005, just as in 2004 and 2003, we did not draw all of the money we were entitled to from the ABS program. The amount sold but not drawn increased compared to the previous year, in 2005 in the amount of EUR 73.6 million and in 2004 and 2003 in the amount of EUR 49.1 million and EUR 145.4 million, respectively, causing an increase in our accounts receivable and decreasing our cash generated from operations. For further details see “— Off-balance sheet transactions”.
     The percentage of contract customers in the Wireless and Wireline segment who pay their monthly bills by direct debit was well above 90% and above 75%, respectively, in 2005, which had a positive impact on our cash flow. In 2004, the direct debit in Wireless was above 90% and above 70% in Wireline.
     Additionally, accounts payable and accrued liabilities decreased by EUR 66.2 million compared to 85.9 million in 2004. These effects were, however, partially offset by a change in the total of all other assets and liabilities of EUR 42.0 million as well as a change in deferred taxes of EUR 67.6 million. Cash payments for voluntary retirement incentive programs, golden handshakes and contributions to Austrian government’s pensions of EUR 7.3 million were made in 2005, compared to EUR 46.9 million in 2004 and EUR 76.6 million in 2003, respectively.
     Cash used in investing activities
     Cash used in investing activities mainly consists of acquisitions of subsidiaries and capital expenditures for property, plant and equipment and intangible assets. It increased by EUR 1,271.6 million to EUR 1,780.9 million in 2005 from EUR 509.3 million in 2004 and EUR 643.9 million in 2003. Telekom Austria acquired 100% of Mobiltel group on July 12, 2005. The aggregate purchase price amounted to EUR 1,214.3 million. In 2004, mobilkom austria acquired the remaining 1% share of Vipnet d.o.o., Zagreb, for a total price of EUR 1.7 million, after acquiring 28%, for a total purchase price of EUR 69.7 million in 2003, bringing its interest to 100%.
     For more information concerning capital expenditures on a comparable basis see “— Capital expenditures”. Differences to capital expenditures on a segment basis result from the elimination of intra-group transactions.
     Cash (used in) generated from financing activities
     Cash generated in financing activities was EUR 96.2 million in 2005, compared with cash used in financing activities of EUR 704.9 million in 2004 and EUR 406.8 million in 2003. On June 30, 2003, Telekom Austria AG and Telekom Finanzmanagement GmbH (the 100% two-tier financing subsidiary of Telekom Austria AG) initiated a Euro Medium Term Note (EMTN) program. Under this program we successfully placed several euro denominated offerings. For further information see “— Funding sources — Bonds”. The Management Board and Supervisory Board plan to propose a distribution from unappropriated earnings of EUR 0.55 per zero par value share to the shareholders at the AGM on May 23, 2006.
     On February 27, 2004, we exercised 3,326,881 American call options and on March 3, 2004, we received the same amount of shares for these options. These treasury shares represent 0.67% of our share capital, and were intended for the beneficiaries of our IPO stock option program as well as for future stock option programs.
     At the AGM on May 25, 2005, the Management Board was authorized to acquire treasury stock to the maximum extent legally permitted at a price between EUR 9 and EUR 21 per share during a period of 18 months.
     On August 26, 2004, Telekom Austria announced the beginning of the share buyback program and through December 31, 2005 has repurchased and held, inclusive the shares bought back in March 2004 by means of an off-market transaction, 17,497,106 of its shares, corresponding to 3.5% of its outstanding share capital, with a total value of EUR 332.4 million as of December 31, 2005. For further details see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.
Funding sources
     Our basic source of liquidity comes from our cash flow from operations. Our principal sources of external funding are borrowings from the Austrian and international debt capital markets. The outstanding long-term debt, other than lease obligations are summarized as follows:

At December 31,	Maturity	2005	2004	2003 (1)
			(in EUR millions)
Face value of Bonds unter EMTN Program		1,750.0	750.0
Interest rate SWAP on EMTN bonds		(5.3)	11.2
Discount and issue cost of EMTN program		(16.7)	(7.7)
Short-term debt EMTN Program		39.0	14.0

Bonds under EMTN Program	2010-2017	1,767.0	767.5	745.1
Other bonds guaranteed by the Federal Republic of Austria	2005	—	149.6	159.7
Bank debt	2006-2009	790.3	675.3	613.0
Bank debt guaranteed by the Federal Republic of Austria	2006-2011	297.2	707.6	1,354.6

Total bank debt		1,087.5	1,382.9	1,967.6
Other	2007	0.0	0.2	0.8

		2,854.5	2,300.2	2,873.2
Less current portion of long-term debt		(296.8)	(653.0)	(530.9)
Long-term debt, net of current portion		2,557.7	1,647.2	2,342.3

(1)	In 2003 EUR 7.3 million of interest, discount and issue costs were shown in other bonds instead of bonds under the EMTN program, and were therefore not guaranteed by the Federal Republic of Austria.
     Bonds
     In order to give Telekom Austria access to international debt capital markets and in preparation for entering the Eurobond market, Telekom Austria AG and Telekom Finanzmanagement GmbH (TFG) established a Euro Medium Term Note (EMTN) program, unconditionally and irrevocably guaranteed by Telekom Austria AG in June 2003. After having increased the initial program volume by EUR 2.5 billion in December 2005, the program allows Telekom Austria and TFG to issue notes up to a maximum aggregate nominal amount of EUR 5.0 billion outstanding at any single point in time. This EMTN program volume has been increased by EUR 2.5 billion, approved by our Supervisory Board in December 2005.
     In January 2005, Telekom Austria (through TFG) issued two bonds with a nominal value of EUR 500.0 million each under the EMTN program — one with a 5 year maturity and a coupon of 3.375%, and one with a 12 year maturity and a coupon of 4.25% to be used for general purposes.
     In July 2003, Telekom Austria (through TFG) issued its inaugural bond with a nominal value of EUR 750.0 million, 10 year maturity and a coupon of 5% under the EMTN program. The notes were issued at a discount including issue costs of EUR 9.1 million (EUR 7.7 million as of December 31, 2004) providing Telekom Austria with funds in the amount of EUR 740.9 million used for general purposes. The bonds are listed on the Luxembourg Stock Exchange and Vienna Stock Exchange.
     The acquisition of MobilTel AD was financed from cash flow from operations and our existing third party funding sources.
     Bank debts
     As of December 31, 2005, we had unused committed lines of credit of EUR 450 million, expiring between November 2006 and December 2007.
     Under the terms of some debt agreements we must observe covenants requiring us e.g. to meet certain financial ratios. As of December 31, 2005, 2004 and 2003, respectively, we were in compliance with all covenants.

     As of December 31, 2005, 2004 and 2003, we had total outstanding debt, excluding lease obligations, amounting to EUR 3,220.8 million, EUR 2,303.0 million and EUR 2,878.1 million, respectively. Whereas debt incurred prior to May 1996 is guaranteed by the Federal Republic of Austria, debt incurred thereafter is not. At December 31, 2005, EUR 297.2 million of our EUR 2,854.5 million total long-term bank debt and bonds were covered by such guarantees.
     The following bank debt is not guaranteed by the Federal Republic of Austria as it was entered into after the privatization of the Company:
     In March 2000, the Company entered into a loan agreement for EUR 145.0 million with the European Investment Bank (EIB). As of December 31, 2005, EUR 58.0 million of the loan are outstanding. Under the terms of this agreement, we must observe certain financial ratios.
     To use the favorable refinancing conditions of the EIB, Telekom Austria entered into a new loan agreement for EUR 180 million in December 2005. As of December 31, 2005, the total amount is still outstanding. Under the terms of this agreement, we must observe certain financial ratios.
     Furthermore, in October 2000 the Company entered into a loan agreement for EUR 232.6 million. As of December 31, 2005 the loan is outstanding in full. Under the terms of the contract the Company has to maintain certain investments, otherwise the loan becomes due. The interest rates vary depending on the rating of the Company.
     As of December 31, 2005, EUR 295.2 million of a syndicated loan granted to mobilkom austria AG & Co KG was outstanding and is guaranteed by Telekom Austria AG.
     In March 1999, Si.mobil entered into a loan agreement amounting to EUR 36.0 million (original currency: Deutsche Mark 71.0 million) to finance the construction of the GSM network in Slovenia. The interest rate is the three month LIBOR plus 1.075%. The loan is secured by bills of exchange, property, receivables and shares of Si.mobil. The loan is repayable until March 2007. As of December 31, 2005 the amount outstanding is EUR 9.1 million.
     In November 2004 Mobiltel, through its fully owned subsidiary Mobiltel Finance B.V., issued EUR 200,000,000 five per cent Senior Notes, guaranteed by Mobiltel.
     Effective from August 2005 Mobiltel, using financial resources provided by Telekom Austria Group through an Intercompany Loan with Telekom Finanzmanagement GmbH, a subsidiary of Telekom Austria, has repaid fully its outstanding external debt.
     The year-end average interest rates for the long-term debt excluding interest rate swaps are as follows:

	2005	2004	2003
Bonds	4.32%	4.56%	4.57%
Bank debt	4.07%	4.62%	4.96%
     Since June 2003, Telekom Austria Group is rated by Moody’s Investors Service Ltd. and Standard & Poor’s. Our current corporate credit ratings are noted below:

	Moody’s	Standard
	Investors	&
	Service	Poor’s
Long-term debt	A3	BBB+
Short-term debt	P -2	A-2
     Moody’s Investors Service rates our long-term corporate credit A3 (positive outlook). After Moody’s Investors Service introduced its new rating methodology for government-related issuers our long-term rating was upgraded from Baa2 (positive outlook) to A3 (positive outlook) in June 2005. Previously, on May 17, 2004 Moody’s Investors Service had changed the outlook from stable to positive. The rating classification of A3 means that an issuer is considered upper-medium grade and is subject to low credit risk. The numerical modifier 3 indicates a ranking in the lower end of that generic rating category. The rating outlook, expressed as positive, stable, or negative, provides an opinion regarding the likely direction of any medium-term rating actions, typically based on an 18-month horizon.
     Moody’s Investors Service’s short-term corporate credit ratings fall into the following four categories: Prime-1 (P-1), Prime-2 (P-2), Prime-3 (P-3) and Not Prime. Issuers rated Prime-2 have a strong ability, albeit less superior ability than Prime-1 issuers, to repay senior short-term debt obligations.
     Standard & Poor’s rates our long-term corporate credit BBB+ (stable outlook). In June 2005 Standard & Poor’s upgraded the long-term rating from BBB (positive outlook) to BBB+ (stable outlook). The upgrade reflects the continued solid operating performance combined with a conservative financial profile, despite dynamic shareholder return and acquisition policy. Previously the outlook had changed from BBB (stable outlook) to BBB (positive outlook) on April 14, 2004. BBB+ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on obligations. The “positive” in the outlook indicates that a rating may be raised.
     Standard & Poor’s categorizes its short-term ratings A-1, A-2, A-3, B, C and D. Having a short-term rating of A-2 means that Telekom Austria is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than issuers rated A-1. However, the capacity to meet the financial commitment on our obligations is satisfactory.
     Our EUR 5,000 million EMTN-program is currently rated A3 and BBB+ by Moody’s Investors Service and Standard & Poor’s, respectively. The EUR 750 million bond issued by TFG in July 2003 and the two EUR 500 million bonds issued by TFG in January 2005 are also rated BBB+ by Standard & Poor’s.
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
     At the AGM on June 3, 2004, the Management Board was authorized to issue 50 million new ordinary bearer shares with no par value in order to service convertible bonds, the issuance of which was also authorized in the course of that meeting. For more information, see “Item 10.1. Memorandum and Articles of Association — Shares and share capital”. As it is common with telecommunications companies, we typically carry current liabilities in excess of current assets. Total current liabilities exceeded total current assets by EUR 714.6 million in 2005, compared to EUR 598.2 million in 2004 and EUR 664.9 million in 2003. We believe that our cash flow from operations, together with the liquidity available to us on the Austrian and international money and debt capital markets provide the flexibility in funding needed to cover our expenditures in the future.
Capital expenditures
     The following table shows our capital expenditures for the periods indicated. Capital expenditures are defined as additions to tangible and intangible assets, excluding additions to asset retirement obligation, goodwill, brand-name and customer base as well as additions from initial consolidation. Differences to capital expenditures in the cash flow statement result from the elimination of intra-group transactions.

	2005	2004	2003
	(in EUR millions)
Capital expenditures:
Wireline	314.1	280.4	300.0
Tangible	314.0	280.0	298.0
Intangible	0.1	0.4	2.0
Wireless	313.5	267.8	300.4
Tangible	303.9	225.6	290.6
Intangible	9.6	42.2	9.8

Total capital expenditures	627.6	548.2	600.4

     Our total capital expenditures increased by 14.5% in 2005 to EUR 627.6 million from EUR 548.2 million in 2004 after having decreased by 8.7% in 2004 from EUR 600.4 million in 2003. In 2003 the difference in capital expenditures as shown in the cash flow statement and shown in the table above was due to a different scope of intangible assets.
     Capital expenditures in our Wireline segment increased by 12.0% to EUR 314.1 million in 2005 compared to EUR 280.4 million in 2004. Capital expenditures in the access network increased by 29.5% to EUR 136.5 million, due to broadband infrastructure including facilities for aonDigital TV. Core net investments rose by 24.1% to EUR 107.2 million because of investments under the ordinance regulating lawful interception and in backbone infrastructure and network management for aonDigital TV. Investments in buildings were reduced by 1.2% to EUR 32.4 million in 2005 due to lower expenditures for renovations of various facilities. Expenditures in information technologies declined by 32.8% to EUR 35.0 million due to synergies in hardware through the consolidation of servers.
     Capital expenditures in our Wireless segment increased by 17.1% to EUR 313.5 million in 2005 compared to EUR 267.8 million in 2004. An increase of EUR 48.7 million for tangible assets and EUR 4.4 for intangible assets is attributed to Mobiltel. Investments in UMTS and EDGE network equipment, GSM and GPRS equipment again increased in 2005 after a decrease in 2004. Investments were also made in HSDPA technology. The investments in intangible assets decreased in 2005, after higher investments in 2004 which were mainly due to additional licenses, the largest being the Croatian UMTS license.
We believe that capital expenditures for the financial years 2006 and 2007 will principally be used to:
•	Assure sufficient capacity for mobile networks by further investing in UMTS and EDGE equipment, but also in HSDPA technology;

•	Extend the broadband access and optimize broadband backbone network infrastructure;

•	Investments (such as software) in customer services supporting access line retention in the fixed line mass market

•	Establish a multi-service-data-network; and

•	Improve our information technology capabilities.
     We have started a multiyear program aiming at a smooth migration to next generation networks (NGN) by allowing for the development of innovative services while optimizing network costs using existing infrastructure. The costs relating to the build-out of NGN and its implications on our business are expected to be substantial. The time frame for its development will depend on various factors including customer needs and competition. At this stage, however, we are not in a position to quantify the capital expenditure requirements or to give a time horizon for its implementation.

Net debt
     The following table shows the development of net debt at year end.

	2005	2004	2003
		(in EUR millions)
Long-term debt	2,557.7	1,647.2	2,342.3
Short-term debt	785.8	751.1	631.3
Less: Short-term portion of capital and cross border lease	(122.7)	(95.3)	(95.5)
Capital lease obligations	0.6	1.6	2.1
Cash and cash equivalents, short-term and long-term investments	(139.3)	(312.9)	(226.4)
Financial instruments, included in other assets	0.0	(17.8)	(16.5)

Net debt of Telekom Austria	3,082.1	1,973.9	2,637.3

     As shown in the table above, long-term debt increased by EUR 910.5 million mainly due to the issue of bonds under the EMTN program. Existing long-term debt was repaid in accordance with the redemption schedule or reclassified to short-term debts, which increased by EUR 34.7 million accordingly. The short-term portion of cross border lease increased mainly because of the higher exchange rate of the U.S. dollar.
     The development of net debt includes the impact of the sale of receivables to a Qualifying Special Purpose Entity (QSPE) which is not related to Telekom Austria. In 2005, cash was paid to the QSPE in the amount of EUR 126.3 million compared to EUR 17.6 million in 2004. For more information, see “— Off-balance sheet transactions”.
Contractual obligations and commercial commitments
     The following table shows our contractual obligations.

	Total	Up to 1 year	2-3 years	4-5 years	After 5 years
		(in EUR millions)
Contractual Obligations:
Long-term debt (1)	2,854.5	296.8	335.7	974.9	1,247.1
Capital lease payments	0.6	0.6	0.0	—	—
Operating leases	219.9	42.6	75.2	67.6	34.6
Cross border leases	1,200.0	122.2	272.6	333.1	472.1
Purchase Obligations (2)	3,020.2	866.1	1,276.2	588.3	289.5

Total obligations	7,295.2	1,328.3	1,959.7	1,963.9	2,043.3

(1)	Excluding interest accruing over the term of the long-term debts.

(2)	Purchase Obligations include purchase commitments for fixed assets and other non-redeemable contractual commitments such as service agreements and interconnection obligations. Interconnection obligations can only be estimated for a period of five years.
Off-balance sheet transactions
     In 2002, in order to diversify our short-term funding sources, we entered into a revolving period securitization program. Under the program we sell receivables to a qualifying special purpose entity (QSPE) incorporated in Dublin, Ireland, which is neither affiliated with us nor under our control. We retain servicing responsibilities relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPE, we retained interests in the sold receivables by EUR 9.1 million to zero as of December 31, 2005. In 2005, we recorded an increase in receivables due from the trust by EUR 73.6 million. During the year ended December 31, 2005 net cash paid to the QSPE totaled EUR 126.3 million compared to EUR 17.6 million in 2004. In 2005, we sold EUR 182.3 million more receivables to the program than in 2004.
     In December 2003, Telekom Austria and mobilkom austria group increased the maximum amount of receivables they each may sell freely to the QSPE from EUR 250.0 million to EUR 300.0 million and from

EUR 80.0 million to EUR 150.0 million, respectively. However, the total amount of receivables sold to the QSPE by Telekom Austria and mobilkom austria together was increased by EUR 60.0 million to EUR 350.0 million. The QSPE has the right to terminate the agreement in the event that the default ratio of Telekom Austria’s receivables and of mobilkom austria group’s receivables exceeds a certain percentage (see note (5) of the accompanying consolidated financial statements).
Research and development
     Our consolidated research and development expenses amounted to EUR 43.0 million, EUR 42.4 million and EUR 42.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. For a description of our research and development activities see “Item 4.2. Business overview — Research and development”.
Foreign exchange rate risk
     We raise funds in the domestic and international money and debt markets. We hedge a high proportion of foreign exchange rate risks on our debt portfolio to euro using currency swap contracts.
     We conduct our business primarily in Austria and, therefore, our operating and investing cash flows are substantially denominated in euro. We are exposed to foreign exchange risks related to debt, payables and anticipated foreign exchange payments denominated in currencies other than the euro. Anticipated foreign exchange payments relate primarily to expense payments, principally to international third party telecommunications carriers and capital expenditures. We evaluate the volume and value of these transactions on an ongoing basis to identify the level of foreign exchange rate risk associated with these transactions. Most of our debt, payables and expenses are denominated in euro.
     Telekom Austria’s growth strategy in the Wireless segment is through acquisitions in countries outside the euro zone. A growing portion of our business is generated outside the euro zone. For the three month ended December 31, 2005, the Bulgarian subsidiary, Mobiltel contributed 19.1% of revenues and Vipnet 14.4% of the Wireless segment. For the three months ended December 31, 2005, the total contribution to our result coming from our subsidiaries outside the euro zone was EUR 270.7 million.
     The combination of increased foreign investments, an improved macroeconomic environment, and the declaration of intent by Bulgaria and Croatia to join the European Union have led to an increase in these countries, currencies relative to the euro. We are unable to predict changes in foreign exchange rates.
     Our foreign operations generally include an automatic currency hedge since our revenues and costs are denominated in the same currency. While exchange rate fluctuations in individual currencies relative to the euro do not affect the individual group company operating results denominated in these currencies, when converted into euro, such fluctuations have a definite effect on the operating results and stockholders’ equity shown in our consolidated financial statements.
     For a detailed discussion of our foreign exchange rate risk, see “Item 11 — Exchange rate risk”.

Item 6. Directors, Senior Management and Employees
Management Board members
     The current members of our Management Board are:

Name	Age	Term of appointment	Area of responsibility
Heinz Sundt	58	April 11, 2000 — May 23, 2006[1]	Chairman of the Board, Chief Executive Officer (CEO)
Stefano Colombo	45	April 11, 2000 — April 10, 2007	Chief Financial Officer (CFO), Vice Chairman[2]
Rudolf Fischer	52	November 1, 1998 — April 10, 2008[3]	Chief Operating Officer Wireline (COO Wireline), Vice Chairman [4]
Boris Nemsic	48	July 1, 2002 — April 10, 2008[3]	Vice Chairman[5] and Chief Operating Officer Wireless (COO Wireless), Chairman of the Board, Chief Executive Officer (CEO)[4]

[1]	Resignation of CEO Sundt as of May 23, 2006 was accepted by Supervisory Board of Telekom Austria on January 12, 2006

[2]	Until April 10, 2005

[3]	If the Supervisory Board does not inform the respective member of Management Board, by April 10, 2007 that his mandate for the Management Board will not be extended, the respective mandate is automatically extended for a further two years and thus ends on April 10, 2010.

[4]	As of May 24, 2006

[5]	From April 11, 2005 until May 23, 2006
     Heinz Sundt was born in 1947 and attended the School of International Trade in Vienna (Hochschule für Welthandel). He started his career at the Länderbank in 1967. From 1969 through 1986, he held several management positions in the marketing and sales departments at IBM Austria and from 1986 through 1989 was the head of the Telecom and Network Divisions. In 1989, Mr. Sundt became head of marketing and sales at Neupack GmbH, a subsidiary of Mayr Melnhof. In January 1996, Mr. Sundt became the head of mobilkom austria AG & Co KG and led the development of the mobile communications division within Telekom Austria. Mr. Sundt became Chief Executive Officer (“CEO”) and Chairman of the Management Board of Telekom Austria in April 2000. On January 12, 2006, the Supervisory Board of Telekom Austria accepted the resignation of CEO Heinz Sundt as of on the end of the annual general meeting to be held on May 23, 2006. Heinz Sundt will continue to support the company’s expansion into Serbia under a consultancy agreement.
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
     Rudolf Fischer was born in 1953. After completing his studies at the Vienna University of Economics and Business Administration, Mr. Fischer began his career in 1974 in the technical department of Alcatel Austria. In 1983, he became the head of Accounting and Taxes and in 1988 he also became the head of Controlling. From 1989 through 1993, Mr. Fischer was head of AOSA, a joint venture between Siemens and Alcatel, and was involved in the expansion of the Austrian telecommunications infrastructure. In 1994, he became the Chairman of the board at United Telecom Investment B.V., where he headed the largest local network operator in Hungary. In 1996, he was appointed President of the association of local telecommunications operators. Mr. Fischer has been Chief Technical Officer and a member of the Management Board at Telekom Austria since November 1998 and Chief Operating Officer Wireline (COO Wireline) since November 2001. Rudolf Fischer will become Vice Chairman of the Management Board of the Telekom Austria AG on May 24, 2006 in addition to his position as COO Wireline.
     Boris Nemsic was born in 1957. In 1980 he graduated from the Technical University of Sarajevo and in 1990 obtained his PhD from the Technical University of Vienna. He began his professional career in 1980 in radio broadcasting and started working in 1983 at Sarajevo Technical University. From 1988 to 1990 he was

employed as an Assistant Lecturer at the Institute for Telecommunications and Radio Frequency Engineering, Vienna. From 1990 to 1997 he managed the department for Mobile Communications Development at ASCOM in Vienna and Solothurn (Switzerland), and headed the hardware and software development at BOSCH Telecom in Vienna and Berlin. Starting in 1997, Boris Nemsic was director of network planning at mobilkom austria AG & Co KG. In November 1998, he became CEO of Vipnet, the first private mobile communications operator in Croatia. In May 2000, Mr. Nemsic was appointed CEO of mobilkom austria AG & Co KG. Boris Nemsic was member of GSM and UMTS core preparatory groups and is an expert of the European Commission in the field of telecommunications. Mr. Nemsic joined the Management Board of Telekom Austria on July 1, 2002 as Chief Operating Officer Wireless (COO Wireless). He became Vice Chairman of the Management Board of Telekom Austria on April 11, 2005. Boris Nemsic will become CEO of Telekom Austria AG on May 24, 2006 in addition to his position as CEO of mobilkom austria and COO Wireless.
     In 2005, remuneration expenses for the members of the Management Board amounted to EUR 1.5 million net of attributable bonuses of EUR 1.3 million. The actual amount of bonuses for 2005 will depend on the extent of achievement of specified performance goals and will be determined in 2006. In 2004, the amount of remuneration was EUR 1.4 million and in addition attributable bonuses of EUR 0.8 million were paid in 2004. Furthermore, EUR 0.9 million resulting from the partial exercise of the first tranche of our current stock option program issued in April 2004 were paid out to members of the Management Board in 2005.
     At the Supervisory Board meeting on January 12, 2006 the Supervisory Board of Telekom Austria accepted the resignation of CEO Heinz Sundt as of the end of the AGM to be held on May 23, 2006 to appoint Boris Nemsic as successor of Mr. Sundt as CEO of Telekom Austria AG with effectiveness May 24, 2006. Boris Nemsic will remain CEO of mobilkom austria and COO Wireless. Rudolf Fischer will become Vice Chairman of the Management Board of Telekom Austria AG on this date in addition to his position as COO Wireline. Stefano Colombo will continue to exercise his function as CFO of Telekom Austria AG.
     Mr. Fischer and Mr. Nemsic were reappointed as members of the Management Board for the period from April 11, 2005 to April 10, 2008. If the Supervisory Board informs Mr. Fischer or Mr. Nemsic in writing by April 10, 2007 that their mandates for the Management Board will not be extended, their respective term ends on April 10, 2008. If such communication by the Supervisory Board is not made by this date, the respective mandate for the Management Board is automatically extended for a further two years and thus ends on April 10, 2010. The contracts of our Management Board members have been extended for the same period as the respective mandates.
     In January 2006, our Supervisory Board constituted a Personnel Committee to renegotiate the management contracts of Boris Nemsic and Rudolf Fischer by May 24, 2006.
     In connection with our initial public offering (IPO), we instituted a stock option program for members of the Management Board and senior management of Telekom Austria, mobilkom austria AG & Co KG, and other controlled subsidiaries. After its expiry in February 2004, a new stock option plan has been established. For a description of our stock option plans, see“– Stock option plans”. No Management Board member owns more than 1% of our outstanding share volume.
The AGM 2004 resolved that persons may be elected as Member of the Management Board until the age of 65.

Supervisory Board members
     The current members of our Supervisory Board are presented in the table below:

Name	Member since / re-elected	Principal occupation
Peter Michaelis (Chairman)	June 28, 2001 / June 4, 2003	Speaker of the Management Board of ÖIAG
Edith Hlawati (Vice Chairperson)	June 28, 2001 / June 4, 2003	Attorney
Hans Haider	June 4, 2003	CEO Österreichische Elektrizitätswirtschafts-Aktiengesellschaft
Stephan Koren	September 17, 1999 / June 4, 2003	Deputy CEO BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Österreichische Postsparkasse AG
Peter Mitterbauer	July 15, 2005	CEO of MIBA AG
Harald Sommerer	June 4, 2003	CEO AT&S AG
Wilfried Stadler	July 15, 2005	CEO of Investkredit Bank AG
Harald Stöber	June 4, 2003	CEO Arcor AG & Co. KG
Rainer Wieltsch	June 12, 2002 / June 4, 2003	Member of Management Board of ÖIAG
Otto G. Zich	September 17, 1999 / June 4, 2003	Former General Director Sony Europe
Wilhelm Eidenberger	April 30, 2001	Employee representative
Markus Hinker	July 15, 2005	Employee representative
Walter Hotz	December 9, 2003	Employee representative
Michael Kolek	March 20, 2002	Employee representative
Franz Kusin	August 6, 2004	Employee representative
     The AGM 2005 elected Peter Mitterbauer and Wilfried Stadler as Member of the Supervisory Board as of July 15, 2005. At the same time Markus Hinker was nominated as Employee representative. The members of the Supervisory Board, who are not employee representatives, are appointed to a limited term until the AGM in 2008. Then, shareholders will vote on whether to extend the term of the Supervisory Board members. However, employee representatives are appointed for an unlimited term, as long as they hold their function as employee representative.
     The AGM 2005 resolved that persons may be elected as Member of the Supervisory Board until the age of 65.
     The members of our Supervisory Board receive annual compensation and attendance fees determined by the AGM. In 2005, the members of the Supervisory Board received an aggregate compensation including attendance fees of EUR 0.1 million. The compensation of the Supervisory Board members for 2005 will be determined at the AGM on May 23, 2006. No Supervisory Board member owns more than 1% of our outstanding shares. Edith Hlawati is a member of the law firm Cerha, Hempel, Spiegelfeld, Hlawati, which has been rendering services since 1996. For further information see note (6) of the accompanying consolidated financial statements.
     The members of the Supervisory Board can be contacted at the business address of Telekom Austria.
Audit Committee and other Supervisory Board Committees
     As of December 31, 2005, there were four Supervisory Board committees: a Financial Committee that also acts as Audit Committee, a Chairing Committee, a Committee for Corporate Structure and a Personnel Committee. Set forth below is a table with the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to “Item 10.1. Memorandum and articles of association — Corporate governance.”

Name of committee	Current members
Audit Committee, Financial Committee	Rainer Wieltsch, Harald Sommerer, Michael Kolek
Chairing Committee	Peter Michaelis, Edith Hlawati
Committee for Corporate Structure	Peter Michaelis, Rainer Wieltsch, Harald Sommerer, Harald Stöber, Michael Kolek, Walter Hotz
Personnel Committee	Peter Michaelis, Edith Hlawati,, Michael Kolek

Stock option plans
     On October 4, 2000, Telekom Austria’s shareholders approved a stock option plan (“Stock Option Plan 2000”) under which we granted a total of 4,686,881 options to eligible employees. Each option entitled its grantee to receive, at the grantee’s choice, either cash equal to the difference between the average quoted price of our shares during the five trading days preceding the option’s exercise and the IPO price of EUR 9 or shares at an exercise price of EUR 9. One option was exercisable for one share. The options could be exercised on specific dates until February 27, 2004 as long as the average share price during the five days prior to exercise exceeded the IPO price by 30% or more. Of these options, 3,230,718 were timely exercised and all other options expired. On November 21, 2000, in order to limit our exposure under the Stock Option Plan 2000, we purchased 4,686,881 American call options for a premium of EUR 15.3 million. The strike and execution price of each call option was EUR 9 and settlement was either physical delivery of the shares or, at our request, cash. In 2002 and 2003 we sold 1,360,000 options. On February 27, 2004, we exercised the remaining American call options and received 3,326,881 shares on March 3, 2004, representing 0.67% of our share capital. For the Stock Option Plan 2000 we used 89,748 shares. For further information see notes (20) and (23) of the accompanying consolidated financial statements.
     In 2003, our shareholders authorized the framework of a new stock option plan since our old stock option plan was due to expire on February 27, 2004. Under the current stock option plan our Management Board and executive officers are eligible to participate. Under the current stock option plan, three tranches have been issued in April 2004, in January 2005 and in January 2006 respectively. We granted non-transferable options exercisable for up to an aggregate of 2,392,925 shares in the tranche 2004 — thereof 662,680 options were still exercisable on December 31, 2005 - and options for 2,874,100 shares in the tranche 2005 — thereof 2,819,800 options were still exercisable on December 31, 2005 — and options for 3,897.968 shares in tranche 2006. Our shareholders granted the Management Board authorization to increase the share capital by up to 10 million shares to serve stock options. On March 23, 2004 and December 13, 2004 and December 6, 2005, respectively, the Management Board decided to increase the share capital by up to EUR 6,543,000 and up to EUR 7,415,400 and up to EUR 9,487,350, respectively, on the condition that the options issued are settled in shares. On March 13, 2006, the Supervisory Board approved the decision of the Management Board to cancel the increase of the share capital by up to EUR 6,543,000 and EUR 7,415,400 for the service of the tranche 2004 and 2005 respectively, as both tranches will be settled in cash only.
     Each member of our Management Board received 96,000 options out of the tranche 2004, and 99,100 options out of the tranche 2005. Of the tranche 2006 Mr. Colombo, Mr. Fischer and Mr. Nemsic received 120,000 options.
     The shareholder resolution allows us to determine whether the options will be settled in cash or shares. Each option entitles the holder at our choice to receive either shares at the exercise price, a combination of shares and cash, or only cash. The shares used for the settlement may either be treasury shares or new shares from an increase of our share capital as described above. The cash portion is calculated based on the difference between the closing price of our shares on the Vienna Stock Exchange on the day of the exercise of the option and the exercise price. The exercise price is determined as the average closing price of our shares on the Vienna Stock Exchange during a period of twenty trading days ending two trading days before the granting of options; the exercise price for the tranche issued in 2004 is EUR 11.92, for the tranche issued in 2005 EUR 13.98 and for the tranche issued in 2006 EUR 18.91.
     To be eligible to receive options, participants of the program must acquire and hold an investment in our shares until the options are exercised. With regard to the tranche issued in 2004, each grantee will receive 15 options for every share purchased, up to a maximum amount of options specified by the plan. With regard to the tranche issued in 2005, each grantee will receive 20 options for every share purchased, up to a maximum amount of options specified by the plan, except for the members of the Management Board who will receive 15 options for every share purchased, up to a maximum amount of options specified by the plan. With regard to the tranche issued in 2006, each grantee will receive 28 options for every share purchased, up to a maximum amount of options specified by the plan, except for the members of the Management Board who will receive 24 options for every share purchased, up to a maximum amount of options specified by the plan. The options may only be exercised during an exercise period of approximately three years after a 12-month vesting period for the tranche issued in 2004 and a vesting period of approximately 14-months for the tranche issued in 2005 and 2006, both after an exercise hurdle has been met. The exercise hurdle is a specific level of earnings per share for the year 2004, 2005 and 2006, as determined annually by the Supervisory Board for the Management Board. After the Supervisory Board has set the exercise hurdle for the Management Board, the Management Board determines the exercise hurdle for the other eligible executive officers. The last exercise date for options granted under the new stock option plan with regard to the tranche issued in 2004 is May 30, 2008, with regard to the 2005 tranche is May 29, 2009 and with regard to the 2006 tranche is March 31, 2010.
     The exercise hurdle (on the basis of earnings per share for the year 2004) for the first tranche of stock options issued in 2004 was met and therefore the options of the first tranche 2004 may be exercised from April 20, 2005 until May 30, 2008. On March 15, 2005, the Management Board decided to settle all options of the first tranche 2004 in cash only. The decision of the Management Board of March 23, 2004, to increase the share capital by up to EUR 6.5 million to service the stock options of the first tranche issued in 2004 will therefore not be realized. Up to December 31, 2005, 1,663,350 Options issued under the first tranche in April 2004 were exercised.
     The exercise hurdle on basis of earnings per share for the year 2005 for the second tranche of stock options issued in 2005 was met and therefore the options for the second tranche 2005 can be exercised from March 16. 2006 until May 29, 2009. On March 6, 2006 our Management Board decided to service all stock options of the tranche 2005 in cash only.
Employees
     The following table shows the year-end number of our employees in full time equivalents for the last three years excluding personnel representatives, civil servants who opted for early retirement, employees on parental and other leave, trainees, and employees on military duty and vacation replacements.

	2005	2004	2003
Number of Employees (year-end)
Wireline	9,557	9,682	10,234
Wireless	6,038	3,625	3,656

Total	15,595	13,307	13,890

     The increasing number of employees in the Wireless segment is caused by the acquisition of Mobiltel group.
     Civil servants
     The employment of civil servants is regulated by the Post Restructuring Act and related laws. Our employees were taken over from the Republic of Austria’s civil administration upon the formation of Post- und Telekom Austria AG on May 1, 1996. After May 1, 1996, employees newly hired by us were no longer given civil servant status but are instead private law employees. In Austria, civil servants’ employment cannot be terminated without their consent unless this termination is made for gross breach of their civil servant duties as defined in the Civil Servants Employment Act. Employment, compensation and pension provisions that relate generally to federal civil servants remain in effect for the approximately 44% of our workforce that have civil servant status as of December 31, 2005.
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
     Pension provisions for our civil servants are the responsibility of the Republic of Austria in accordance with the provisions of the Pensions Act 1965. We are relieved from direct payment to retired civil servants but must make monthly compensation contributions to the Republic of Austria towards expenses incurred with respect to pension payments. Until September 2005, this contribution amounted to 30.1% of the cost of salaries of our active civil servants. Beginning with October 2005 the contribution was reduced to 28.3%. In return, we withhold a pension contribution between 10.25% and 12.55% from the gross salaries of our civil servants.
     Private law employees
     At December 31, 2005, approximately 56% of all our employees were private law employees. This group consists of employees who were privately employed by the Republic of Austria and those employees who since May 1, 1996 have been employed on the basis of private law employment contracts. The Employment Act and our collective bargaining agreement apply to these employees. We have full autonomy to conduct all relevant negotiations with the employees’ trade unions. Under the Austrian Post Restructuring Act the rights of employees who were formerly privately employed by the Republic of Austria, such as protection against termination, have not been limited.
     The collective bargaining agreement currently in force determines primarily salaries and wages, working hours, overtime pay, holidays, parental leave and termination. The agreement provides for special termination provisions for employees who have been employed with Telekom Austria for more than 10 years. The agreement applies to our subsidiaries and affiliates.
     The collective bargaining agreement includes an increase of 2.9% in annual salary, at least EUR 80 per month for all employees in 2006. This compares with an increase of 2.4% in 2005 and 1.9% in 2004.
     In 2000 and 1999, we sponsored a defined contribution plan, which was offered in 2001 to all our Austrian employees. The contributions to this plan are based on a percentage of the compensation not exceeding 5% of the salaries. The annual cost of this plan amounted to approximately EUR 9.3 million in 2005.
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
     Adjustment measures with regard to personnel
     Under special framework legislation for civil servants out-sourced to state-owned companies, we offered our civil servant employees who have reached the age of 55 an early retirement option pursuant to a social compensation plan. Approximately 3,500 have entered one of these programs since 1997. At December 31, 2005, 110 employees were covered by the provisions made for our voluntary retirement incentive program.
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
     The proportion of civil servants amounted to 51% in 2004 and decreased to 44% in 2005 mainly due to the acquisition of Mobiltel. Department heads are now merely private law employees.
     Should Telekom Austria temporarily require additional personnel, this need will be covered primarily by leasing personnel resources from TAP, as long as this procedure is reasonable from a business standpoint.
     Relationship with employees
     As a necessary result of our transformation program, we have significantly reduced the number of our employees. We generally consider our relationship with our employees and trade unions to be good.

Item 7. Major Shareholders and Related Party Transactions
     We have two major shareholders. ÖIAG, an industrial holding company wholly owned by the Republic of Austria, owned 30.2% of our share capital per December 31, 2005 and 29.99% per January 31, 2006. Capital Research & Management Company, California, USA, notified us that it held just under 10.0% of our shares on December 31, 2005 (7.2% in 2004). However, below this company are numerous investment companies operating independently in their day to day business. For this reason, we consider the share capital held by Capital Research & Management Company as free float.
     Capital Group International , California, USA held 5.6% of our shares on December 31, 2004 but reduced its interest in the course of 2005, owning 4.2% of our shares on December 31, 2005. Telecom Italia International sold its 14.8% interest in us on January 21, 2004.
Relationship with the Republic of Austria and ÖIAG
     The Republic of Austria exercises its ownership rights in ÖIAG through the Federal Minister of Finance. The business of ÖIAG is managed by its Management Board. Although being subject to supervision by ÖIAG’s Supervisory Board, ÖIAG’s Management Board is independent from and not subject to instructions from its Supervisory Board or the Republic of Austria as shareholder, though it is subject to their approval for some major transactions. The Supervisory Board of ÖIAG consists of 15 members. Ten members are managers or business experts whose successors are elected by the Supervisory Board members themselves to assure their independence. Five members, chosen from the workers’ council of major subsidiaries of ÖIAG, are nominated by the Austrian Chamber of Labor and appointed by the Annual General Meeting (AGM).
     By law, ÖIAG and Telekom Austria may not form a controlled group.
     The Austrian government announced in its privatization mandate to ÖIAG in April 2003 that privatization of ÖIAG’s stake in us should pay due regard to (1) protecting jobs in Austria, (2) ensuring that the decision making process for the privatized companies remains in Austria, (3) preservation and expansion of existing research and development capacities by creation of an Austrian core-shareholder-structure and (4) considering the interests of the Austrian capital markets. According to the privatization mandate, the Austrian government intends to privatize up to 100% of its shareholding in us by 2006. However, in January 2006, the Austrian Finance Minister was quoted that a full privatization would not be completed this year.
     As a result of this privatization mandate, ÖIAG issued an exchangeable bond of EUR 325 million payable in 2006 in July 2003. It is exchangeable into 25 million of our shares, corresponding to 5% of our share capital to professional investors outside of the United States under Regulation S of the Securities Act of 1933. The exchange price has been set at EUR 13 for each Telekom Austria AG share. In December 2004, ÖIAG reduced its share holding in us by 17% with a private placement of shares and held 30.2% of our shares per December 31, 2005. In January 2006 ÖIAG’s stake in Telekom Austria dropped from 30.2% to below 30% due to delivery of shares to investors holding exchangeable notes. As of January 31, 2006, ÖIAG holds 149,929,275 Telekom Austria shares. This represents a stake of 29.99% of the company’s share capital.
     Pension contributions for civil servants
     The Republic of Austria administers the pension and salary payments for civil servants. Civil servants employed by Telekom Austria are entitled to pension benefits provided by the Republic. We in turn are required to make payments to the Republic as a contribution to these pension costs. For further information, please see “Item 5.1. Overview — Certain factors and trends affecting our financial results — Claims against the Republic of Austria”.
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
     On March 31, 2003, as the result of tender procedures concerning a new framework agreement for voice telephony services via a fixed and mobile telephone network to all the government agencies, the Republic of Austria, represented by the Federal Procurement Company (Bundesbeschaffung GmbH), awarded the larger part of the contract to us. mobilkom austria AG & Co KG is providing the mobile telephony services as a subcontractor of Telekom Austria. Therefore, the previous framework agreement was terminated as of June 30, 2003. The duration of the new agreement will be for a minimum period of 30 months and we expect new tender procedures starting in the first half of 2006.
     Federal guarantees for Telekom Austria and mobilkom austria group loans
     All our long-term loans incurred under the Telecommunications Investment Act that existed before May 1, 1996 were guaranteed by the Republic of Austria. As of December 31, 2005, EUR 297.2 million of our total EUR 2,854.5 million long-term debt benefited from these guarantees. None of our debt incurred since May 1, 1996 is subject to such guarantees.
     Relationship with Österreichische Post
     In May 1998, Telekom Austria and Österreichische Post AG entered into a framework agreement determining the services that both parties render to each other, whereby Österreichische Post AG provides us mainly with distribution and sales of our products and services through post offices, postal services, and rented buildings. We provide Österreichische Post AG, a 100% subsidiary of ÖIAG, primarily with IT support services, voice telephony services and technical services. The prices of services are based on market prices or comparable service offers from third parties, if available. The contractual relationship with Österreichische Post AG was amended and updated several times. Currently we provide Österreichische Post AG with Data Services (Corporate Networks), messaging services, we are Application Service Provider (ASP) and we render IT-Services. These contracts have different durations. In late 2003, the provisions regarding distribution and sales of our products and services through post offices were amended to allow the distribution of our products in post offices and through other sales channels of Österreichische Post. For further information see note (6) of the accompanying consolidated financial statements.

Item 8. Financial Information
8.1 CONSOLIDATED FINANCIAL STATEMENTS
     See “Item 18. Financial Statements” and pages F-1 through F-56.
8.2 OTHER INFORMATION
Litigation
     Telekom Austria and its subsidiaries are involved in a number of legal proceedings in the ordinary course of business. The following is a summary of litigation matters outside the ordinary course of business.
     Wireline
     Since 2002, the Vienna public prosecutor’s office has been investigating whether legal proceedings should be opened against our management in connection with allegations published in the Austrian press to the effect that our civil servants, like other civil servants of other presently or formerly state-owned Austrian enterprises, have been granted early retirement on medical grounds based upon fraudulent medical certificates. We have publicly stated that in management’s view we have fully complied with applicable law and are fully cooperating with the investigation. In addition, the audit court of the Republic of Austria (“Rechnungshof”) has begun in 2002 an investigation into the early retirement practices of several current and formerly state owned enterprises, including us, to determine whether there has been any abuse of the current legal framework for early retirement. These proceedings are still pending.
     Wireless
     Since the year 1999 eight claims have been brought against mobilkom austria AG & Co KG relating to alleged health problems caused by the emission of radiation through mobile communications transmitting and receiving stations. The claimants in each case filed an action for injunction: mobilkom austria should refrain from electromagnetic effects on the claimants’ real estates. The first proceeding dates back to the year 1999. Three of them have been postponed until a legally binding decision has been reached in the first proceeding. Another proceeding was settled and one claim was dismissed on the basis that the causation between the health problems and the electromagnetic radiation from the base transceiver station could not be proved. Two of the proceedings are still pending.
     Recently a municipal physician filed an action for injunction against mobilkom austria linked with a claim for damages. This is the first claim for pain and suffering.
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
     A labor union group has instituted legal action to avoid our new achievement-orientated payment-model at mobilkom austria AG & Co KG introduced in January 1, 2004. The claim is based on the view that such payment model arrangements require an agreement among us and employee representatives. The trade union group argues that in the absence of such an agreement the payment model is not enforceable and the former payment model should be applied. We expect the court of first instance to decide in 2006.
     The same labor union group instituted legal action with the aim that our computer program to design duty rosters can no longer be used. This computer program replaced our former program which was also computer based. The trade union argues that the launch of this new program would have required an agreement between management and employee representatives. In the absence of such an agreement the former computer program should be used to design our duty roster. We will try to achieve an out-of-court settlement with the labor union group in 2006.
     In 2000, mobilkom austria AG & Co KG and five mobile operators successfully bid for UMTS licenses. mobilkom austria AG & Co KG was awarded a license. It was not made clear whether the amount paid was a net amount or one which included value added tax (VAT). Therefore, mobilkom austria AG & Co KG together with the other mobile operators who had received a license believed they had paid a gross amount, including VAT. In order to be able to claim a VAT refund from the Republic of Austria mobilkom austria AG & Co KG and other mobile operators asked for an invoice for the license. Since the Republic of Austria refuses to issue an invoice mobilkom austria AG & Co KG and each of the other mobile operators filed a claim for a refund with the court which has jurisdiction over each of the mobile operators. For simplicity reasons several claims have been joined to one proceeding. Since European Community law is applicable the Austrian court has stayed the proceeding and the national court is now in process of asking the European Court of Justice for clarification (Preliminary Rulings). The decision of the Court is expected to be rendered in the mid 2006. The ruling of the European Court is binding on the Austrian Court, which will continue the proceeding and decide on the merits once the ruling is issued. mobilkom austria AG & Co KG also has filed a claim against the regulatory authority regarding the same issue, but, as agreed by both parties, this claim will be stayed until the decision in the other proceeding against the Republic of Austria is rendered.
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
     Regulatory matters regarding Telekom Austria and mobilkom austria AG & Co KG
     Wireline
     In September 2005, a decision by the regulatory authority enabled us to bill a payphone access charge to other network operators. Due to the cancellation of this decision by the Supreme Administrative Court in January 2006, already paid payphone access charges may be claimed back by the other network operators. We are currently negotiating with the other network operators a possible compensation for the costs of our public payphones (see “Item 4.3. Regulation and Legal Framework — Regulation – Payphone Access Charges”).
     In April 2005 Telekom Austria has filed a complaint at the Supreme Administrative Court against the decision of the regulatory authority determining significant market power in the market for “publicly available local and/or national telephone services provided at a fixed location for residential customers” which is still pending to date (see “Item 4.3. Regulation and Legal Framework — Regulation”).
     In March 2006, we filed an appeal with the Constitutional Court against the decision of the regulatory authority which ordered us a definite range for collocation rates (see “Item 4.3. Regulation and Legal Framework — Regulation – Access to local subscriber lines”).
     Wireless
     In December 2004, mobilkom austria AG & Co KG has filed two complaints (one at the Supreme Administrative Court, the other at the Constitutional Court) against the decision of the regulatory authority from October 2004 determining SMP in the wholesale market for “termination in each individual mobile network”. Other operators have appealed as well. The proceedings are still pending.
     In March 2006, the regulatory authority filed a new decision regarding mobile number portability, in which it also set a maximum porting fee to be charged by the donor operator from the recipient operator. mobilkom austria AG & Co KG will appeal against this decision. Management does not expect any significant changes to the maximum porting fee charged to the provider.
     On December 19, 2004, National regulatory authority set a maximum porting fee that mobilkom austria is allowed to charge the end user. mobilkom austria has appealed against this decision.

     Furthermore, there are legal actions pending between mobilkom austria and tele.ring Telekom Service GmbH, based on private and competition law. tele.ring, a competitor of mobilkom austria, brought an action against mobilkom austria with regard to the porting costs charged to consumers. tele.ring and mobilkom austria have each filed claims, each alleging unlawful practices in their advertising practices. Although both parties agreed not to pursue the respective action, each party has the right to continue at any time.
     In December 2005, the regulatory authority has filed a decision, decreasing mobilkom austria’s termination rate of EUR 0.1086 in steps, starting from November 1, 2005, to a level of finally EUR 0.0679 in July, 2007 (see “Item 4.3. Legal and Regulatory Framework”). mobilkom austria has filed complaints against this decision at the Supreme Administrative Court and the Constitutional Court.
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
     The AGM decides on the payment of dividends. According to our Articles of Association, shareholders at the AGM may also resolve that all or part of the net income be retained. The amendments to the financial statements required by a retention are made by the Management Board. Under Austrian law, we may pay dividends only from net income as shown in the annual financial statements prepared according to Austrian GAAP by Telekom Austria AG. The AGM is not obligated to follow the Management Board’s proposal on dividends and is not bound by the findings and recommendations of the Supervisory Board.
     The shareholders may receive final or interim dividends. The Management Board may authorize the payment of interim dividends with the approval of the Supervisory Board but does not require the shareholders’ approval to do so.
     Payment of dividends
     Unless otherwise decided by the AGM, dividends declared for distribution by the AGM become due and payable 30 days after the date of the AGM at which they were approved. Our Articles of Association provide that dividends that are not collected within three years after the due date are forfeited in favor of Telekom Austria AG.

Item 9. The Offer and Listing
9.1 MARKETS
     Our shares are listed on the Vienna Stock Exchange and the New York Stock Exchange (NYSE). The shares are also traded on the German stock exchanges in Berlin, Düsseldorf, Frankfurt, Munich and Stuttgart. Options on the shares are traded on the Austrian Options Exchange (ÖTOP). In November 2000, the total number of shares sold in the initial public offering (IPO) amounted to 112,000,000, or 22.4% of the total outstanding shares. The offer price was EUR 9 per share and USD 15.2874 per American Depositary Shares, or ADS. Each ADS represents two shares of common stock and trade under the symbol “TKA” on the NYSE. The depositary for the ADS’s is The Bank of New York.
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
     The stock exchange trading in Austria was regulated by the Stock Exchange Act of 1989 (BGBl. Nr. 555/1989), which has been amended several times since its enactment. The Financial Market Authority (Finanzmarktaufsicht) monitors trading activities on the Vienna Stock Exchange.
     In 2005, Telekom Austria ADS’s reached a high of USD 45.4 and a low of USD 36.7 on the NYSE. On the Vienna Stock Exchange Telekom Austria shares reached a high of EUR 19.6 and a low of EUR 13.9 in 2005.
     From January through April 6, 2006, our ADS’s reached a high of USD 49.1 and a low of USD 44.8 on the NYSE. On the Vienna Stock Exchange Telekom Austria shares reached a high of EUR 20.7 and a low of EUR 18.6 in 2006.
     The table below indicates the price range of the high and low prices for our shares on the Vienna Stock Exchange and for the ADSs on the NYSE1.

	New York		Vienna
	High	Low	High	Low
	USD		EUR
2000	14.44	9.63	9.00	5.71
2001	16.70	9.50	9.48	5.38
2002	20.04	14.46	9.95	7.24

2003	24.72	18.90	11.10	8.60

2004	38.50	24.82	14.40	9.80
First Quarter	30.42	24.82	11.99	9.80
Second Quarter	30.84	26.37	12.82	10.70
Third Quarter	35.50	26.15	14.40	10.80
Fourth Quarter	38.50	27.75	14.10	11.27

2005	45.4	36.7	19.6	13.9
First Quarter	40.5	36.7	15.5	13.9
Second Quarter	40.4	36.9	16.6	14.4
Third Quarter	43.0	38.4	17.6	15.9
Fourth Quarter	45.4	39.1	19.6	16.0
October	41.9	39.1	17.5	16.0
November	45.4	39.7	19.6	16.6
December	45.3	42.7	19.3	18.2

2006
First Quarter	49.1	44.8	20.7	18.6
January	49.1	44.8	20.5	18.6
February	49.0	45.9	20.7	19.2
March	49.0	45.5	20.4	19.1
April (through 6)	47.0	46.3	19.5	18.9

[1]	Intraday high and low; Source: Reuters

Item 10. Additional Information
10.1. MEMORANDUM AND ARTICLES OF ASSOCIATION
Overview
     Telekom Austria AG is registered under the number FN 144477 t in the companies register of the commercial court of Vienna with its seat in Vienna, Austria.
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
     All of our shares are freely transferable bearer shares. All shares have been admitted to trading on the Vienna Stock Exchange and will be represented by one or more global certificates deposited with Österreichische Kontrollbank AG, the Austrian central depositary. The shares can only be transferred in book-entry form. Under our Articles of Association, our shareholders do not have a right to receive individual share certificates in bearer form. We may, however, issue global certificates and interim certificates.
     Our shareholders authorized us to increase the share capital of Telekom Austria AG by up to EUR 21,810,000 by issuing up to 10 million new ordinary bearer shares or new ordinary registered shares with no par value in order to serve stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company for a period of five years. Our Articles of Association were modified accordingly. The statutory rights of existing shareholders to subscribe for additional shares issued by the Company for cash on a pro rata basis are excluded with respect to this capital increase. In connection with the issue of the first tranche of options pursuant to our stock option plan (see also “Item 6 — Stock option plans”) the Management Board decided on March 23, 2004 to increase the share capital by up to EUR 6,543,000 on the condition that the options issued in 2004 are served with shares. In connection with the issue of the second tranche of options pursuant to our stock option plan, the Management Board decided on December 13, 2004 to increase the share capital by up to EUR 7,415,400 on the condition that the options issued in 2005 are served with shares. On March 6, 2006, the Management board decided to service the options issued in 2005 in cash only. In connection with the issue of the third tranche in 2006, the Management Board decided on December 6, 2005 to increase the share capital by up to EUR 9,487,350 on the condition that the option issued in 2006 are served with shares. The Supervisory Board consented to all these resolutions of the Management Board. Based upon the decision to service the tranches 2004 and 2005 in cash only, the Supervisory Board approved the decision of the Management Board to cancel the increase of the share capital by up to EUR 6,543,000 and up to EUR 7,415,400 for the tranches 2004 and 2005, respectively, on March 13, 2006.
     The exercise hurdle (on the basis of earnings per share for the year 2004) for the first tranche of stock options issued in 2004 was met and therefore the options of the first tranche 2004 can be exercised from April 20, 2005 until May 30, 2008. On March 15, 2005, the Management Board decided to settle all stock options of the first tranche issued in 2004 in cash only (see also “Item 6 — Stock option plans”). The decision of the Management Board of March 23, 2004 to increase the share capital by up to EUR 6.5 million to service the stock options of the first tranche issued in 2004 will therefore not be realized. The exercise hurdle (on basis of earnings per share for the year 2005) for the second tranche of stock options issued in 2005 was met and therefore the options for the second tranche 2005 can be exercised from March 16, 2006, until May 29, 2009, in cash only, according to the decision of the Management Board on March 6, 2006.
     In addition, on May 25, 2005, our shareholders authorized the Management Board to acquire Telekom Austria’s bearer or registered shares, up to the maximum extent legally permitted of the shares of the Company, during a period of 18 months from the date of this resolution at a minimum price of EUR 9 and a maximum price of EUR 21 per share. The Management Board received the following authorizations for use of the repurchased shares:
•	to service stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company;

•	to service convertible bonds;

•	to use as consideration for the acquisition of enterprises, businesses or parts thereof, or shares of one or more companies acquisitions abroad;

•	to resell them in accordance with Paragraph 65, Sec. 1b of the Stock Corporation Act, (i) anytime over the stock exchange or by public offer; (ii) within a period of five years in any way permitted by law, also other than over the stock exchange; the Management Board is free to decide the manner in which the shares shall be sold and may in its free discretion sell to any purchaser chosen by them;

•	to decrease the Share Capital of the Company according to Paragraph 65 Sec 1 No 8 last sentence in connection with Para 192 of the Stock Corporation Act by up to EUR 109,050,000 by withdrawing these own shares without further Shareholders’ resolution. The Supervisory Board is authorized to resolve upon the amendments of the Articles of Association required by the withdrawal of Shares.
     On June 3, 2004, our shareholders authorized the Management Board to issue convertible bonds with the right of subscription for and/or conversion into an amount up to 90,000,000 shares of the Company. The authorization is for issuance of bonds in several tranches during the period of five years from the shareholders’ authorization. The Management Board may use conditional capital or own shares to service the convertible bonds. The Management Board is entitled to partially or entirely exclude the subscription rights of the existing shareholders with respect to the convertible bonds, as long as this is objectively justified and in the interest of the Company. For this reason, particularly fractional amounts resulting from the ratio of subscription can be excluded from the subscription rights of the shareholders. Issue price and terms and conditions of the shares shall be determined by the Management Board. In particular, the Management Board is free to satisfy the option either entirely in cash based on the average market price of the shares or a combination of cash and shares in Telekom Austria AG. Further, our shareholders agreed during the AGM on June 3, 2004 to increase our share capital according to Paragraph 159 (2), Sec. 1 of the Stock Corporation Act (Contingent Capital Increase) by up to EUR 109,050,000 by issuing up to 50,000,000 new ordinary bearer shares with no par value in order to service convertible bonds, the issuance of which was authorized during that meeting. The capital increase shall only be effected to the extent that holders of convertible bonds exercise their subscription right and/or conversion right with respect to shares of the Company.
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
     On February 27, 2004, we exercised 3,326,881 American call options and on March 3, 2004, we received the same amount of shares for these options. These treasury shares represent 0.67% of our share capital, and were intended for the beneficiaries of our IPO stock option program as well as for future stock option programs. Under the IPO program 3,230,718 outstanding stock options were exercised on February 27, 2004, and 89,748 of the shares bought back were issued to stock option holders. For further information see “Item 6 — Stock option plans”. On March 24, 2004 Telekom Austria announced its intention to commence a share buyback program. The program was amended on June 24, 2004 according to the respective resolutions of the AGM of June 3, 2004. On August 26, 2004, Telekom Austria announced the beginning of the share buyback, which is currently underway. The program was amended on May 31, 2005 according to the respective resolutions of the AGM of May 25, 2005. Telekom Austria has according to the share buyback program of 2004 repurchased 3,018,561 of its shares corresponding to 0.6% of its share capital by December 31, 2004 and according to the share buyback program of 2005 repurchased 11,241,412 of its shares corresponding to 2.2% of its share capital by December 31, 2005, in addition to the exercise of the American call options. Following these transactions, the total amount of shares bought back and currently held by Telekom Austria is 17,497,106 with a total fair value of EUR 332,445,014 as of December 31, 2005. For Details see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases”.

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
     Since the AGM 2005, our Supervisory Board consists of up to ten members elected by the AGM and five members appointed by our workers’ council under mandatory provisions of the Austrian Labor Constitution Act.
     ÖIAG owns about 29.99% of our share capital as of January 31, 2006 and is in a position to control us.
     In addition, we hold an AGM once a year. At this meeting, the shareholders vote on the distribution of net income, the compensation of the members of the Supervisory Board, the appointment of our independent auditors and on other significant corporate transactions.
     With the publication of the annual report 2003, we announced our voluntary compliance with the Austrian Corporate Governance Code. The respective declaration has been published on our corporate website, www.telekom.at. In accordance with the Austrian Code, our adherence to the rules stipulated in the Code was externally evaluated in the beginning of 2005 and in the beginning of 2006 no facts were discovered that contradicted the declaration of the Management Board and Supervisory Board concerning compliance with the Austrian Code of Corporate Governance.
     Management Board (Vorstand)
     Since our Articles of Association were amended at the ordinary AGM on June 28, 2001, our Management Board may consist of two to four members nominated by the Supervisory Board. The Supervisory Board can appoint a member to be chairman of the board and another to be vice chairman. At the AGM in 2004 an age-limit of 65 was set for the appointment as member of the Management Board, and at the AGM in 2005 an age-limit of 65 was set for the election as member of the Supervisory Board.
     We are represented by and act through the members of our Management Board. Under the Articles of Association, any two members of the Management Board, one member of the Management Board and one holder of a general power-of-attorney (Prokuristen), or any two holders of a general power-of-attorney can legally bind the Company to the extent permitted by law.
     The members of the Management Board are appointed, and may be re-appointed, for a term of up to five years each. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the AGM, a member of the Management Board may be removed by the Supervisory Board prior to the expiration of the term. The Supervisory Board appoints the chairman of the Management Board and a vice chairman.
     Decisions are made by a simple majority of the votes cast. At least half of all members of the Management Board including the chairman or the vice chairman must be present in order to constitute a quorum. The chairman has the casting vote in case of a tie.
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

     Without the approval of the Supervisory Board, members of the Management Board are not allowed to engage in commercial activities or any business transaction in Telekom Austria’s lines of business for their own or a third party’s account. If a member of the Management Board violates these principles, the Company is entitled to claim damages or to demand that the business transaction made by the board member in his own name be transferred to the Company. Further, without approval of the Supervisory Board, the Members of our Management Board are not allowed to act as Members of any Management Board or any Supervisory Board outside the group.
     Supervisory Board (Aufsichtsrat)
     Our Supervisory Board consists of up to ten members elected by the AGM and five members appointed by our workers’ council under mandatory provisions of the Austrian Labor Constitution Act.
     One-third of the share capital present at the AGM has the statutory right to elect the third new member of the Supervisory Board if at least three members of the Supervisory Board are to be elected. No member of the Supervisory Board may be appointed for a longer period than four years, until the AGM deciding on the discharge of the board members for the fourth year following their appointment. Reappointment is permissible.
     The Supervisory Board elects one chairman and one or more deputy chairmen. The Supervisory Board has a financial sub-committee that prepares the resolutions of the Supervisory Board regarding the annual financial statements, and several other committees (see also Item 10 Supervisory Board Committees) and may create other subcommittees for special tasks. Our Articles of Association require that at least half of the members of the Supervisory Board, including the chairman or one of his deputies must be present at a meeting in order to constitute a quorum. Resolutions of the Supervisory Board are passed by a simple majority of the votes cast. The chairman has the casting vote in case of a tie.
     The Supervisory Board supervises the management of Telekom Austria. The Supervisory Board may at any time request a report by the Management Board concerning company matters. The Supervisory Board may inspect and review all books and documents of the Company as well as assets, cash accounts and stock in trade. According to Austrian law, the following transactions and matters may be decided by the Management Board only with the approval of the Supervisory Board.
•	Acquisition and sale of participating interests as well as the acquisition, sale and termination of businesses and establishments;

•	Acquisition, sale and encumbrance of real estate;

•	Establishing and closing down of branches;

•	Material investments;

•	Taking and granting material loans and credits;

•	Commencement and termination of lines of business and types of production;

•	Determination of general principles of business policy;

•	Determination of principles for granting of profit shares or commissions on turnover and pension commitments to managers and senior employees;

•	Stock options for employees and key employees of the Company or affiliated companies as well as for members of the Management Board and the Supervisory Board of the Company or affiliated companies;

•	Granting of general powers-of-attorney; and

•	Entering into agreements with Members of the Supervisory Board or businesses in which members of the Supervisory Board hold a significant stake whereby these Members or businesses receive more than an insignificant consideration.
     The rules of procedure of our Management Board may provide for additional situations where a Supervisory Board approval is required.

     Failure of the Management Board to obtain the prior approval of the Supervisory Board does not affect the enforceability of transactions towards third parties but may render the Management Board liable for any resulting damages.
     Supervisory Board Committees
     The Supervisory Board has established the Financial Committee, which also acts as our Audit Committee, the Corporate Structure Committee, the Chairing Committee and the Nomination Committee.
     The Financial Committee, whose duties, responsibilities and processes is set out in separate by-laws, fulfill the requirements of the Austrian Corporate Governance Code and take into account the Sarbanes-Oxley requirements. On November 18, 2003, our Supervisory Board extended the responsibility of our Financial Committee (Prüfungsausschuss) to become an Audit Committee meeting the requirements under the Sarbanes-Oxley Act. Our Audit Committee now comprises two shareholder representatives and one employee representative. The Sarbanes-Oxley Act requires that all members of the Audit Committee be independent. Our financial expert, Harald Sommerer, is independent as described in “Item 16 A”. The SEC’s regulations implementing the Sarbanes-Oxley Act permit the representative of a foreign governmental entity that is an affiliate of the issuer to become a member of the Audit Committee. The chairman of our Audit Committee is the CFO of our main shareholder, ÖIAG, which administers the government interests in us. The SEC’s regulations also permit employee representatives, who have been elected in accordance with the Austrian Co-determination Act and who, due to their employment with us, are not independent, to serve on the Audit Committee.
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
     The Personnel Committee comprising of the chairperson and the deputy chairperson of the Supervisory Board, and an employee representative has been constituted in January 2006 to renegotiate the management contracts of Boris Nemsic and Rudolf Fischer by May 24, 2006.
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
     AGMs are called by the Management Board or the Supervisory Board. The notice must be published and must state the name of the Company as well as the time and place of the AGM. At least 14 days must elapse between the day of the last publication of the invitation notice and the day of the AGM. Attendance and exercise of voting rights at ordinary and extraordinary AGMs are subject to certain conditions. In order to attend an AGM and vote shares, shareholders must register at least three days prior to the meeting and deposit a certificate (Hinterlegungsbescheinigung) evidencing their shares until the end of the AGM with an Austrian notary public, with the main office of an Austrian credit institution, with any other Austrian or foreign credit institution specified in the invitation notice, or with Telekom Austria. The shares can also be deposited with a depository bank designated by us, in a blocked account until the end of the AGM. Our Articles of Association provide that shareholders must have at least 14 days after the publication date of the invitation notice to the AGM to effect the deposit. If the last day of this period is a Sunday or public holiday, the deposit may be made on the next business day. The certificate must be deposited to allow at least three business days between the day of deposit and the day of the AGM. Saturdays, Good Friday and December 24 are not deemed to be business days for purposes of this provision.
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
     A shareholder or group of shareholders whose shares in the aggregate represent at least 1/5 of our nominal share capital, is entitled to request the enforcement of claims for damages by the Company against members of the Management Board, the Supervisory Board, or third parties if it is determined that these persons have engaged in illegal conduct. A minority shareholder or group of shareholders whose shares in aggregate represent at least 1/10 of our nominal share capital is entitled to:
•	Request a special audit of transactions in connection with the creation of Telekom Austria or with the management thereof, if the transaction was carried out within the last two years and, if such request has been rejected by a shareholders’ resolution, to apply to a court to request the appointment of special auditors;

•	Veto the appointment of auditors and petition the court to request the appointment of other auditors for a special audit;

•	Request the adjournment of the AGM if certain items of the annual financial statements are objected to by minority shareholders;

•	Veto the appointment of auditors for cause. This veto right may also be exercised by any shareholder or group of shareholders holding shares with a total nominal value of at least EUR 700,000;

•	Petition the court to request the revocation for cause of members of the Supervisory Board nominated by the shareholders; and

•	Request separate consolidated financial statements for companies within our group prepared according to Austrian or foreign accounting principles. This right may also be exercised by any shareholder or group of shareholders holding shares with an aggregate nominal value of at least EUR 1,400,000.
     A minority shareholder or group of shareholders whose shares in aggregate represent at least 1/20 of our nominal share capital is entitled to:
•	Request that an AGM be called or, upon court approval, to call the meeting themselves if the Management Board or the Supervisory Board does not comply with this request;

•	Request that a topic be put on the agenda of the AGM;

•	Enforce damages against the Management Board, Supervisory Board or shareholders if audit reports reveal facts or actions that may constitute a basis for liability;

•	Petition the court to request the appointment or revocation for cause of liquidators, and request a special audit of the annual financial statements during the liquidation period and apply to a court to request the appointment of auditors. This right may also be invoked by any shareholder or group of shareholders holding shares with a total nominal value of at least EUR 350,000;

•	Appeal against a shareholders’ resolution if by this resolution the depreciation adjustments and reserves have been affected to an extent exceeding the maximum amounts permissible under the Stock Corporation Act or our Articles of Association; and

•	Request separate consolidated financial statements for companies within our group prepared according to Austrian or foreign accounting principles. This right may also be exercised by any shareholder or group of shareholders holding shares with an aggregate nominal value of at least EUR 700,000.
     To be valid, every resolution adopted at an AGM must be recorded in the minutes prepared by an Austrian notary public who must be present at the meeting and authenticates the minutes after they have been signed by the chairman of the meeting.
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
     Independent Directors. Under NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors. In line with the Austrian Stock Corporation Act, Telekom Austria has a two-tiered board system comprising the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat). The functions of the two boards are strictly separated and no individual may simultaneously serve on both boards. The Management Board, representing the Company in day-to-day matters, is not subject to instruction from the Supervisory Board or the shareholders. The Supervisory Board appoints and removes members of the Management Board, and oversees the Management Board’s activities. The Supervisory Board consists of fifteen members, with five being appointed by our workers’ council as per the Austrian Labor Constitution Act and the balance appointed by the AGM. Currently, Telekom Austria’s Supervisory Board includes five independent directors. These directors do not have material relationship with the Company. Five of the Supervisory Board Members appointed by the AGM are not independent within the meaning of the NYSE’s new corporate governance rules.
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
     Audit Committee Composition and Responsibilities. US companies listed on the NYSE are required to establish an Audit Committee that satisfies the requirements of Rule 10A-3 under the 1934 Act. In particular, NYSE sections 303A(6) and 303A(7) require member companies to have at least a three-person Audit Committee composed entirely of independent directors and the committee is required to adopt a written charter. Among others, this committee should have the responsibility for the preparation of an Audit Committee report, the appointment, compensation, retention, oversight of the external auditors, establishing procedures for the receipt and treatment of (anonymous) complaints, discovery with management and the external auditors and setting hiring policies for employees or former employees of the external auditors. Telekom Austria’s Supervisory Board had a standing Financial Committee (Finanzausschuss). On November 18, 2003, our Supervisory Board extended the responsibility of our Financial Committee to become an Audit Committee meeting the requirements of the Sarbanes-Oxley Act. Since November 18, 2003 this Financial Committee has been serving as Audit Committee (Prüfungsausschuss) according to Austrian regulations. Our Audit Committee now comprises two shareholder representatives and one employee representative. The Sarbanes-Oxley Act requires that all members of the Audit Committee be independent. Our financial expert, Harald Sommerer, is independent as described in “Item 16 A” and membership of the committee is fully separate from that of the Management Board. The SEC’s regulations implementing the Sarbanes-Oxley Act permit the representative of foreign governmental entity that is an affiliate of the issuer to become a member of the Audit Committee. The chairman of our Audit Committee is the CFO of our main shareholder, ÖIAG, which administers the government interests in us. The SEC’s regulations also permit employee representatives, who have been elected in accordance with the Austrian Labor Constitution Act and who, due to their employment with us, are not independent, to serve on the Audit Committee. Although two members of the Audit Committee are not considered independent but permitted as members of the Audit Committee according to SEC’s regulations we rely on them to act independently (see “Item 16 D. Exemptions from the Listing Standards for Audit Committees”).
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
     In the ordinary AGM on June 4, 2003 our shareholders authorized us to increase the share capital of Telekom Austria AG by up to EUR 21,810,000 by issuing up to 10 million new ordinary bearer shares or new ordinary registered shares with no par value in order to serve stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company for a period of five years and our Articles of Association were modified accordingly. With regard to this capital increase the statutory rights of existing shareholders to subscribe for additional shares issued by the Company for cash on a pro rata basis is excluded. For further information see “Item 6 – Stock option plans”. Preemptive rights in relation to convertible bonds and in relation to the respective capital increase may be excluded as described in “Item 10.1. Memorandum and Articles of Association — Shares and share capital”.
Repurchase of shares
     Under the Stock Corporation Act, we may repurchase our own shares only for limited circumstances, including:
•	Prevention of substantial damage to the Company;

•	Allocation of shares to employees, key employees or members of the Management or the Supervisory Boards; the repurchase must be authorized by a resolution of the AGM; not exceeding 18 months and must identify the price range and the number of shares to be repurchased;

•	Compensation for minority shareholders as permitted by law; and

•	Share buyback program for up to 10% of the share capital based on an authorization of the management by a shareholders’ resolution for a duration of up to 18 months, whereby the price range and duration must be specified.
     At the AGM on May 25, 2005, our shareholders authorized the Management Board to acquire own shares of Telekom Austria up to the maximum extent permitted by law, during a period of 18 months from the day of this resolution at a minimum price of EUR 9 and a maximum price of EUR 21 per share. The Management Board received authorization to use the purchased shares to:
(i) service stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company;
(ii) service convertible bonds;
(iii) as consideration for acquisitions;
(iv) to re-sell the shares;
•	anytime over the stock exchange or by public offer;

•	within a period of five years in any way permitted by law, also other than over the stock exchange; the Management Board is free to decide the manner in which the shares shall be sold and may in its free discretion sell to any purchaser chosen by them; and

(v) to decrease the share capital of the Company by up to EUR 109,050,000 by withdrawing these own shares without further Shareholders’ resolution. The Supervisory Board is authorized to resolve upon the amendments of the Articles of Association required by the withdrawal of shares.
     On May 25, 2005 Telekom Austria announced the modification of its current share buyback program open until November 24, 2006:
•	Authorization to buy back up to 30 million shares, i.e. up to 6% of the current common stock outstanding listed on the Vienna Stock Exchange;

•	Authorized price range between EUR 9 and EUR 21;

•	The authorization by the AGM also extends the use of the repurchased shares:
—	To service stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company;

—	To service convertible bonds;

—	As consideration for acquisitions;

—	To sell the shares in any way permitted by law, also over the counter and to any purchaser as chosen by us; and

—	to decrease the share capital of the Company by up to EUR 109,050.000 by withdrawing these own shares without further Shareholders’ resolution.
     For further information see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases”.
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
     However, the Austrian Takeover Act will be modified within the year 2006 and it is likely that the definition of change of control and its consequences will be changed.
Material contracts
     For a summary of our agreements with our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 19. Exhibits — 4.1 Share Purchase Agreement”.
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
     All individuals resident in Austria are subject to Austrian income tax on their worldwide income (unlimited tax liability). Non-residents are taxed on income derived from certain sources in Austria only (limited tax liability).
     Corporations resident in Austria (domestic corporations) are subject to corporate income tax on their worldwide income. Non-resident corporations (foreign corporations) engaged in a trade or business in Austria are taxed on certain Austrian source investment and other passive income and on income that is effectively connected with the conduct of a trade or business in Austria. Non-resident corporations not engaged in an Austrian trade or business are taxed only on certain Austrian source investment and other passive income.
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
     For corporations subject to unlimited tax liability in Austria, dividend income is tax exempt and any withholding tax withheld will be set off against corporate income tax under the Austrian Corporate Income Tax Act. If the corporate income tax payable is lower than the sum of all amounts to be set off, the difference is credited to the corporation. As a rule no tax is withheld if a corporation subject to unlimited tax liability in Austria directly holds at least 25% of the share capital of the corporation distributing the dividend.
     Non-residents of Austria
     The standard rate of dividend withholding tax under Austrian law is 25% of the dividend.
     Austria currently has double taxation treaties with more than 65 countries including the United Kingdom, the United States, France, Germany, Japan, The Netherlands and Switzerland. These treaties basically follow the scheme of the model convention of the Organization of Economic Co-operation and Development (OECD). As a general rule, the withholding tax in many of these treaties is reduced to 15%. Most Austrian treaties provide for a tax credit system with regard to the double taxation of dividends so that Austrian tax payable in accordance with the relevant treaty will be treated as a credit against tax payable on the dividend in the country of residence of the recipient.
     From July 1 2005 on, a relief at source is generally available on the grounds of a general decree the Austrian Secretary of Finance enacted. Vis-à-vis alien shareholders matching all the prerequisites enumerated in the decree the dividend distributing corporation directly has become entitled to apply the lower rates provided by the double tax arrangement in case: The investor has to provide a certificate of residence in order to prove evidence that he is a resident of the other state with which the applicable tax treaty was concluded. In the alternative, if relief at source is not applied by the dividend distributing stock corporation, the shareholder is entitled under Section 240 of the Federal Fiscal Code to recover the tax withheld in excess of the rate applicable in the double tax convention.
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
     Taxation of capital gains
     Residents of Austria
     Capital gains from the sale of shares or ADSs by resident individuals are taxable as income if:
•	A shareholder alienates shares or ADSs within 12 months of purchase (deemed speculative by tax legislation);
•	In the absence of speculative transactions, a shareholder held a substantial investment of at least 1% of the share capital at any time during a five year period prior to the sale of the shares or ADSs.
•	The shares or ADSs are part of a domestic business assets.
     For individuals speculative gains are subject to taxation as income at regular rates if such gains exceed the threshold of EUR 440 per calendar year. All other taxable capital gains mentioned above that are recognized by individuals are subject to reduced rates of income tax amounting to one-half of the average income tax rate. Capital gains generated from shares or ADSs that are business assets are generally subject to taxation as income at regular income tax rates. Reduced rates of income tax amounting to one half of the average income tax rate are applicable only when the shares are sold after a 12-month period from purchase has elapsed.
     Corporations subject to unlimited tax liability in Austria are subject to corporate income tax on any capital gains realized from a sale of shares or ADSs.
     If an Austrian resident shareholder relocates his permanent residence to a foreign country, Austria may be deprived of its right to tax according to the double tax treaty allocation rules although domestic legislation in principle provides for Austria’s right of taxation if the shareholder owned at least 1% of the share capital at any time during a five year period prior to the sale of the shares or ADSs. A change of residence of this type is therefore considered a sale under Austrian income tax law, and shareholders risk incurring taxable income in case of the change of residence. However, residents relocating their residence to another EU Member-State are entitled to apply for deferral of tax payment. Eventually exit tax on unrealized capital gains becomes due when the investment is sold later on or shifted to a third, non-EU Member State. EEA countries are treated like EU Member States if there is effective administrative assistance.
     Non-residents of Austria
     Under current Austrian law, any capital gains resulting from the disposal of shares or ADSs by a non-resident shareholder are not subject to taxation in Austria. If, however, within the five years prior to the disposal, a non-resident shareholder’s investment has at any time equaled or exceeded 1% of the company’s issued share capital, the non-resident will be subject to tax on those capital gains unless an applicable double taxation treaty provides relief. Dividends paid in the assessment period of the year of disposal which were subject to withholding tax are not taxable as capital gains. Under the U.S. treaty, gains from the disposal of shares or ADSs by an eligible U.S. shareholder or ADS holder are explicitly exempt from tax in Austria.
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
United States federal income taxation
     The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and sale of Telekom Austria’s shares, or by ADSs evidenced by ADRs that are generally applicable to the U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. For these purposes, you are considered a U.S. holder if you are a beneficial owner of shares or ADSs and are, for U.S. federal income tax purposes, one of the following:
•	A citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation, founded or organized under the laws of the United States or of any political subdivision of the United States; or

•	An estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.
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
     Please note that this discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address purchasers subject to special rules, including:
•	Persons subject to the alternative minimum tax;

•	Tax-exempt entities;

•	Dealers and traders in securities or foreign currencies;

•	Certain financial institutions;

•	Persons who own the shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of shares or ADSs and one or more other positions for tax purposes;

•	Persons whose functional currency is not the U.S. dollar;

•	Persons who actually or constructively own 10% or more of our voting stock;

•	Partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	Persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.
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
     Taxation of distribution
     Distributions (other than certain pro rata distributions of shares or rights to acquire shares) received on the shares or ADSs, including the amount of any Austrian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. U.S. holders will not be entitled to claim a dividend received deduction for dividends paid on the shares or ADSs. The amount of any cash distribution paid in euro, including the amount of any Austrian tax withheld, will be equal to the U.S. dollar value of such euro on the date the dividend distribution is received by the U.S. holder in the case of shares or by the Depository in the case of ADSs regardless of whether the payment is in fact converted into U.S. dollars. Gain or loss, if any, recognized on the sale or other disposition of such euro will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of receipt. Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances and the discussion above regarding concerns expressed by the U.S. Treasury Department, dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2009, will be taxable at a maximum tax rate of 15%. Non-corporate U.S. holders should consult their own tax advisor to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
     Subject to certain limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury Department, Austrian taxes withheld from distributions will be eligible for credit against a U.S. holder’s U.S. federal income tax liability. To the extent a refund of the tax withheld is available to you under Austrian law or under the U.S. treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.
     The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisor concerning the foreign tax credit implications of the payment of these withholding taxes. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Austrian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.
     Taxation of capital gains
     A U.S. holder will recognize a capital gain or loss for U.S. federal income tax purposes on the sale or exchange of shares or ADSs in the same manner as such holder would on the sale or exchange of any other shares held as capital assets. As a result, a U.S. holder will generally recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted basis in the shares or ADSs. If you held the shares or ADSs for more than one year, any gain or loss will long-term capital gain or loss. The gain or loss will generally be U.S. source income or loss.
     We believe we are not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2005. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a United States Holder held an ADS or an ordinary share, certain adverse consequences could apply to the United States Holder.
     Information reporting and backup withholding
     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.
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
     Our shares have been admitted to listing with the Vienna Stock Exchange (Austria). As a result of the Vienna Stock Exchange listing of our ordinary shares, we are subject to the informational reporting requirements of the Austrian Exchange Act of 1989, as amended. In accordance with this law, we are required to file three quarterly reports, our annual business reports, our approved financial statements, notice of our AGM and of dividend distributions, issuance of new shares and exercise of subscription or conversion rights, modification of shareholders’ rights, substantial modifications in stake holdings formerly published if known to the corporation, the Austrian paying agent, buyback programs relating to the listed shares and any new facts likely to have a significant influence on the share price. Most of these filing requirements comprise an additional communication to the Austrian Financial Market Authority. All the information mentioned above is publicly available and may be inspected and copies thereof may be obtained at the Vienna Stock Exchange, Wallnerstrasse 8, A-1014 Vienna, Austria. Information relating to quarterly reports, annual reports, shareholders’ meetings and notices of new price sensitive facts can also be found on the Vienna Stock Exchange’s website www.wienerboerse.at under the icons “Investor center”, “Investor relations” and “Corporate calendar”.

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
     We invest excess liquidity in instruments with counterparties approved by our Debt Management Committee which in the case of all long-term instruments and derivatives are counterparties with a rating of “A-” or higher from Standard & Poor’s or an equivalent rating from another globally recognized rating agency.
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
Interest rate risk
     We regard changing interest rates as our major market risk exposure. A high proportion of our long-term debt has fixed rates of interest, mitigating our exposure to fluctuating interest rates. However, the fair value of our fixed rate debt increases when market rates are below the rates fixed on these loans. We achieve fixed rates on our borrowings either directly through the use of fixed rate debt or indirectly through the use of interest rate swaps. In line with our risk policy, we entered into fixed to floating interest rate swaps to enables the company to benefit from current low short-term interest rates. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.
     The following tables summarize the nominal and fair values, maturity and contract terms of our interest rate sensitive financial instruments at December 31, 2005 for Telekom Austria on a consolidated basis. In the tables that follow, “average pay rate” represents the weighted average interest rate applicable as at December 31, 2005. This interest rate is applied to the notional principal amount under the relevant interest rate swap contract to determine the amount of interest that we must pay. “Average receive rate” represents the weighted average interest rate applicable at December 31, 2005. Again, this interest rate is applied to the notional principal amount under the relevant interest rate swap contract to determine the amount of interest that we receive. The notional principal amounts under the relevant contracts are the amounts used notionally to calculate the amount of interest to be paid or received as appropriate and are not actually received by either party and are not, therefore, repayable under the terms of the contract.

	Assets subject to interest rate risk at December 31, 2005
	Maturities, year ended December 31,
						2011 and		Fair
	2006	2007	2008	2009	2010	thereafter	Total	Value
			(in EUR thousands, except percentages)
ASSETS:
Cash at bank and in hand:
Fixed rate	116,756	—	—	—	—	—	116,756	116,756
Average interest rate (%) (1)	2.72%	—	—	—	—	—	2.72%
Short-term investments:
Securities available-for-sale	16,449	—	—	—	—	—	16,449	16,449
Securities held-to-maturity	6,091	—	—	—	—	—	6,091	6,091

(1)	Weighted average of the year end interest rates applicable to the outstanding amounts.

	Liabilities and related derivative instruments subject to interest rate risk at December 31, 2005
	Maturities, year ended December 31,
						2011 and		Fair
	2006	2007	2008	2009	2010	thereafter	Total	Value
			(in EUR thousands, except percentages)
LIABILITIES:
Bank Overdrafts
Fixed Rate	8,484	—	—	—	—	—	8,484	8,484
Average interest rate (%) (1)	2.30%	—	—	—	—	—	2.30%

Short-term borrowings
Fixed Rate	357,736	—	—	—	—	—	357,736	357,736
Average interest rate (%) (1)	2.26%	—	—	—	—	—	2.26%

Bonds
Fixed rate	(5,311)	—	—	—	490,731	1,242,615	1,728,035	1,923,304
Average interest rate (%) (1)	4.33%	—	—	—	3.38%	4.70%	4.33%

Loans
Fixed rate	257,341	6,012	184,762	415,659	—	—	863,775	897,148
Average interest rate (%) (1)	6.65%	7.00%	5.40%	5.50%	—	—	5.83%
Variable rate	44,810	93,677	51,234	63,756	4,724	4,532	262,732	262,732
Average interest rate (%) (1)	2.65%	2.41%	4.03%	4.04%	3.34%	3.34%	3.20%

SWAP AGREEMENTS:
Fixed to variable interest rate Swaps in EUR
Fixed to variable (2)	—	—	—	—	500,000	300,000	800,000	(5,311)
Average pay rate (%)	—	—	—	—	2.40%	2.99%	2.62%
Average receive rate (%) (3)	—	—	—	—	3.38%	5.00%	3.98%
Foreign currency forward contract
Notional amount in EUR	2,794	—	—	—	—	—	2,794	(1)
Notional amount in USD	3,300	—	—	—	—	—	3,300

(1)	Weighted average of the year end interest rates applicable to the outstanding amounts.

(2)	Represents notional amounts.

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
     As of December 31, 2005 no liabilities subject to foreign exchange rate risk and foreign currency derivative instruments in connection with principal and interest debt payments denominated in foreign currencies had been entered into with exception of one foreign currency forward contract (see “— Interest rate risk”).

Item 12. Description of Securities Other than Equity Securities
     Not applicable
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None
Item 15. Controls and Procedures
     The Company, under the supervision and with the participation of the Company’s management, including the CEO and the CFO, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s CEO and CFO concluded as of the end of the period covered by this report that the Company’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. There have been no significant changes in the Company’s internal controls over financial reporting during the fiscal year 2005, which have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     Our Supervisory Board has determined that our Audit Committee currently includes one financial expert: Harald Sommerer.
     On November 18, 2003, our Supervisory Board created an Audit Committee in accordance with the provisions of the Sarbanes-Oxley Act also serving as Financial Committee (Prüfungsausschuss) under the Austrian Stock Corporation Act. Our Audit Committee consists of three members of the Supervisory Board, one of which — Mr. Harald Sommerer — is the financial expert in accordance with the Sarbanes-Oxley Act. Mr. Sommerer is independent pursuant to the Sarbanes-Oxley Act. Mr. Rainer Wieltsch also being CFO of ÖIAG acts as chairman of the Audit Committee and Mr. Michael Kolek being employee representative in our Supervisory Board was also appointed as a member of the Audit Committee. Mr. Wieltsch and Mr. Kolek are not independent pursuant to the Sarbanes-Oxley Act. Although these two members of the Audit Committee are not considered independent but permitted as members of the Audit Committee according to SEC’s regulations we rely on them to act independently.
     Mr. Sommerer, born in 1967, is qualified to serve as financial expert on our Audit Committee due to his education and experience:
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
     Fees billed to us in 2005 for professional services by our principal accountants KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH (“KPMG”) were as follows:

	For fiscal year ended	For fiscal year ended
Type of Fees	December 31, 2005	December 31, 2004
	(EUR in millions)
Audit Fees	3.6	2.6
Audit-Related Fees	0.4	0.3
Tax Fees	0.5	0.3
All Other Fees	0.0	0.0
Total	4.5	3.2
     In the above table, “Audit Fees” are the aggregate fees billed by KPMG for professional services in connection with the audit of our consolidated annual financial statements, as well as audits of our statutory financial statements. “Audit-Related Fees” are fees billed by KPMG for accounting advice on actual or contemplated transactions, due diligence engagements related to acquisitions or dispositions, attestation services not required by statute or regulation, internal control reviews and assistance with internal control reporting requirements and other agreed-upon procedures. “Tax Fees” are fees for tax advice on actual or contemplated transactions, international tax compliance and state and local tax compliance (see “— Audit Committee pre-approval policies”).
Audit Committee pre-approval policies
     Our independent auditors are appointed by the AGM based on a proposal from the Supervisory Board. On May 25, 2005, the AGM appointed KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft to serve as independent auditors for 2005. On November 15, 2005, the Audit

Committee recommended to appoint KPMG Austria GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft to serve as independent auditors for 2006. In future the Audit Committee of the Supervisory Board will propose its recommendation on the selection of independent auditors to the Supervisory Board. Subsequent to the auditors’ appointment, the Audit Committee awards the contract and in its sole authority approves the scope and terms of the audit and all audit engagement fees as well as monitors the auditors’ independence. In January 2006, KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft demerged into two separate companies. Therefore our group’s financial statements according to U.S. GAAP as of December 31, 2005, were audited by KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH.
     In order to ensure the integrity of independent audits, our Audit Committee established a policy to approve all audit and permissible non-audit services provided by our independent auditors prior to the auditors engagement. As a part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee pre-approves certain types of services to be performed by our independent auditors in the Audit Committee meeting on November 15, 2005. Under the policies, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditors in order to ensure that the provision of such services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditors has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. Pre-approved non-audit services will require specific pre-approval if the annual aggregate amount of fees earned by the auditors for those services exceeds 35% of the annual fees paid to the auditors for audit services.
     On November 15, 2005, the Audit Committee approved the performance by KPMG of the following categories of audit and permitted non-audit services for the fiscal year 2006:
Audit services
•	Audits for subsidiaries and services associated with SEC registration statements;
•	Statutory audits of our financial statements;
•	Internal control audits and assistance with internal control reporting requirements.
Audit-related Services
•	Due diligence relating to contemplated acquisitions and dispositions;
•	Consultations by the Company’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposes rules, standards or interpretations by the SEC, FASB, or other regulatory or standard-setting bodies;
•	Attestation services not required by statute or regulation (regarding EMTN Program including insurance premium).
Tax services
•	Tax planning;
•	Local, state, national and international tax compliance;
•	National and international tax advice.
Other Services
     No “other services” were pre-approved by the Audit Committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Telekom Austria has decided to avail itself of paragraph (b)(iv)(C) and (E) of Rule 10A-3 of the Exchange Act, which provides for an exemption from the independence requirement of audit committee members for foreign private issuers for employee representatives and representatives of foreign governments or foreign governmental entities on the audit committee, subject to certain requirements which continue to be applicable under Rule 10A-3.
     Our audit committee member Rainer Wieltsch is a representative of our major shareholder OeIAG, an industrial holding company wholly owned by the Republic of Austria. Mr. Wieltsch is not one of our executive officers and does not receive any consulting, advisory or other compensatory from us, other than in his capacity as a member of our Supervisory Board. Michael Kolek acts as employee representative on our audit committee.
     In our assessment our audit committee will still function as an independent audit committee. We understand independence in the case of the audit committee to mean independence from the influence of management. We believe this is the case for our audit committee for the following reasons. Under Austrian law the board of directors is structured as two-tier board system, with one tier designated as the Management Board and the other tier designated as the Supervisory Board. The supervisory acts as an intermediary between the shareholders’ assembly and the Management Board. One of the duties of the Supervisory Board is to appoint the Management Board. The Management Board has no say in the nomination of members of the Supervisory Board. New members are nominated by the existing Supervisory Board. The Management Board must on a regular basis report to the Supervisory Board. Only members of the Supervisory Board are allowed to be members of Supervisory Board committees, including the audit committee. The Supervisory Board appoints the members of the audit committee from among its members. Our management has no influence on their appointment or on the nomination of members of the Supervisory Board.
     The presence of an employee on our audit committee provides an independent check on management, which is one of the purposes of the independent requirements under the Sarbanes Oxley Act. Mr. Kolek’s employment with us may not be terminated by reason of his tenure on the audit committee. Employee representatives of the Supervisory Board are appointed for their entire tenure on the Supervisory Board as employee representatives. Mr. Kolek enjoys the status as civil servant and thus we cannot terminate his employment.
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
     In the ordinary AGM on May 25, 2005, our shareholders authorized the Management Board to acquire shares of Telekom Austria up to the maximum extent legally permitted during a period of 18 months from the day of this resolution at a minimum price of EUR 9 and a maximum price of EUR 21 per share. The Management Board received authorization to:
•	Use the purchased shares to serve stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company;
•	To use the purchased shares to serve convertible bonds;
•	To use the purchased shares as consideration for acquisitions;
•	To sell own shares over the Stock Exchange or via a public offer any time;
•	To sell own shares for 5 years from the date of the resolution in any way permitted by law, also over the counter and to any purchaser as chosen by us; as well as

•	To decrease the Share Capital of the Company according to Para 65 Sec 1 No 8 last sentence in connection with Para 192 of the Stock Corporation Act by up to EUR 109,050.000 by withdrawing these own shares without further Shareholders’ resolution. The Supervisory Board is authorized to resolve upon the amendments of the Articles of Association required by the withdrawal of Shares.
     This shareholder resolution replaced the shareholder resolution in regard to the share buyback of June 3, 2004.
     On March 24, 2004 Telekom Austria announced a share buyback program which was amended on June 24, 2004 according to the respective resolutions of the AGM of June 3, 2004. On August 26, 2004 Telekom Austria announced the beginning of a share buyback. On May 31, 2005 the Management Board amended the share buy back program in accordance with resolutions of the AGM of May 25. 2005. Details of this resolution of May 31, 2005 for the share buyback program are the following:
•	Buyback of up to 30 million shares, i.e. up to 6% of the current common stock;
•	Price margin: EUR 9 to EUR 21;
•	Duration of authorization by the AGM: to November 24, 2006;
•	The buyback takes place via the stock exchange.
     The following table shows the relevant data concerning our purchase of equity securities during the financial year 2005:

	Purchase of equity securities
	Number of	Weighted	Toatal number	Maximum number
	shares	average price	of shares	that may be
Period	purchased	per share	purchased	purchased (3)
as of 31. December 2004	6,345,442	10.11	6,345,442	23,654,558
1. — 31. January 2005	—	—	—	23,654,558
1. — 28. February 2005	—	—	—	23,654,558
1. — 31. March 2005	1,006,801	14.78	7,352,243	22,647,757
1. — 30. April 2005	1,628,298	15.00	8,980,541	21,019,459
1. — 31. May 2005	—	—	—	21,019,459
1. — 30. June 2005	1,450,000	16.12	10,430,541	19,569,459
1. — 31. July 2005	1,724,351	16.16	12,154,892	17,845,108
1. — 31. August 2005	100,000	16.24	12,254,892	17,745,108
1. — 30. September 2005	1,378,411	16.87	13,633,303	16,366,697
1. — 31. October 2005	2,648,001	16.80	16,281,303	13,718,697
1. — 30. November 2005	—	—	—	13,718,697
1. — 31. December 2005	1,305,551	18.80	17,586,854	12,413,146
Total 2005 (1) (2)	17,586,854	14.14	17,586,854

(1)	In this sum, 89,748 shares are included which were used to serve stock option programs.

(2)	During the year 2005 we bought back 11,241,412 shares. On December 31, 2005, we therefore held 17,497,106 treasury shares bought at an average price of EUR 14.16.

(3)	According to a Management Board Resolution of May 31, 2005, the maximum number that may be purchased under this program was reduced to 6% of the current common stock.

PART III
Item 17. Financial Statements
     Not applicable
Item 18. Financial Statements
     See pages F-1 through F-56, which are included in the appendix.
Item 19. Exhibits
     Documents filed as exhibits to this Report:
          1.1 The Articles of Association of Telekom Austria AG.
          1.2 The By-laws of Telekom Austria AG incorporated by reference to Exhibit 3.2 of the Registration Statement filed on Form F-1 on October 31, 2000.
          4.1 Share Purchase Agreement.
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
Dated: April 10, 2006

Report of Independent Registered Public Accounting Firm
The Supervisory Board and Stockholders
Telekom Austria Aktiengesellschaft:
We have audited the accompanying consolidated balance sheets of Telekom Austria Aktiengesellschaft and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of mobilkom austria AG & Co KG and mobilkom austria AG and subsidiaries (collectively “mobilkom”) for the year ended December 31,2003, wholly-owned consolidated subsidiaries, which statements reflect revenues constituting 48.9 percent of total consolidated revenues for the year ended December 31, 2003. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for mobilkom for the year ended December 31, 2003, is based solely on the report of the other auditor.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telekom Austria Aktiengesellschaft and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (R) “Accounting for Stock-Based Compensation” effective January 1, 2005, Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” effective January 1, 2004, and Statement of Financial Accounting Standards “No. 143 “Accounting for Asset Retirement Obligations” effective January 1,2003.
KPMG Wirtschaftsprufungs - and Steuerberatungs GmbH
Vienna, Austria
March 1, 2006

Report of Independent Registered Public Accounting Firm
The Supervisory Board and Stockholders
mobilkom austria AG & Co KG and
mobilkom austria AG:
We have audited the consolidated balance sheets of mobilkom austria AG & Co KG and mobilkom austria AG and subsidiaries (collectively “mobilkom austria”), wholly-owned consolidated subsidiaries of Telekom Austria Aktiengesellschaft and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of mobilkom austria as of December 31, 2003 and the results of its operations and its cash flows in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.
As discussed in note 1 to the consolidated financial statements, mobilkom austria adopted the provisions of Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” effective January 1, 2003.
Grant Thornton
Wirtschaftspriifungs-und Steuerberatungs-GmbH
Vienna, Austria
February 12, 2004

TELEKOM AUSTRIA AG
CONSOLIDATED BALANCE SHEETS
(in EUR ‘000s, except per share information)

		December 31,	December 31,
	Notes No	2005	2004
ASSETS
Current assets
Cash and cash equivalents		116,756	288,195
Short-term investments		7,301	10,540
Accounts receivable — trade, net of allowances of EUR 104,234 and EUR 73,463 as of December 31, 2005 and December 31, 2004	(5)	452,878	408,820
Accounts receivable sold, net of allowances of EUR 39,820 and EUR 21,150 as of December 31, 2005 and December 31, 2004		228,279	173,350
Receivables due from related parties	(6)	66	85
Inventories	(7)	90,913	83,110
Deferred tax assets	(21)	27,803	59,939
Prepaid expenses		121,701	100,169
Taxes receivable		11,134	3,702
Assets held for sale	(11)	880	2,660
Other current assets		146,868	143,338

TOTAL CURRENT ASSETS		1,204,579	1,273,908

Property, plant and equipment, net	(10)	3,774,554	3,888,691
Goodwill	(8)	1,149,175	596,565
Other intangible assets, net	(9)	1,432,516	667,337
Investments in affiliates	(3)	3,642	3,570
Other investments		156,900	133,239
Deferred tax assets	(21)	5,385	19,436
Other assets		685,102	659,761

TOTAL ASSETS		8,411,853	7,242,507

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	(12)	785,773	751,139
Accounts payable — trade		529,197	534,498
Accrued liabilities	(13)	171,004	194,319
Payables to related parties		20,244	22,924
Deferred income	(14)	199,510	168,984
Income taxes payable		6,260	18,005
Other current liabilities		207,233	182,217

TOTAL CURRENT LIABILITIES		1,919,221	1,872,086

Long-term debt, net of current portion	(16)	2,557,703	1,647,171
Lease obligations, net of current portion	(17)	817,866	761,132
Employee benefit obligations	(18)	107,261	109,984
Other liabilities and deferred income	(19)	140,344	110,504

Stockholders’ equity
Share capital, no par value shares, 560,000,000 authorized (2004: 560,000,000), 500,000,000 issued (2004: 500,000,000), 482,502,894 outstanding (2004: 493,744,306)		1,090,500	1,090,500
Treasury stock		(247,818)	(63,353)
Additional paid in capital		453,614	458,137
Retained earnings		1,565,830	1,266,551
Accumulated other comprehensive gain / (loss)		7,332	(10,205)

TOTAL STOCKHOLDERS’ EQUITY	(23)	2,869,458	2,741,630

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		8,411,853	7,242,507

see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR ‘000s, except per share information)

		twelve months ended
		December 31,
	Notes No	2005	2004	2003
Operating revenues (a)	(24)	4,377,291	4,056,268	3,969,750

Operating expenses (b) Materials		(346,504)	(324,518)	(297,084)
Employee costs, including benefits and taxes		(678,974)	(673,688)	(699,348)
Depreciation and amortization		(1,119,801)	(1,114,830)	(1,133,148)
Impairment charges		(17,388)	(1,334)	(6,825)
Other operating expenses	(25)	(1,594,632)	(1,489,224)	(1,463,521)

OPERATING INCOME		619,992	452,674	369,824

Other income (expense)
Interest income (c)		89,084	70,016	75,167
Interest expense (d)		(198,151)	(188,818)	(230,979)
Equity in earnings of affiliates		570	552	19,112
Other, net	(26)	12,025	15,656	(567)

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS		523,520	350,080	232,557

Income tax expense	(21)	(106,372)	(122,186)	(83,036)
Minority interests		(2)	(631)	(3,422)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE		417,146	227,263	146,099

Cumulative effect of change in accounting principle, net of tax of EUR 6,071 in 2003	(15)	—	—	(11,858)

NET INCOME		417,146	227,263	134,241

Basic and fully diluted earnings per share	(23)	0.85	0.46	0.27
Basic and fully diluted earnings per share excluding cumulative effect of change in accounting principle		0.85	0.46	0.29

a) includes revenues from related parties of		57,497	62,102	89,506
b) includes operating expenses from related parties of		117,893	124,699	128,694
c) includes interest income from related parties of		1	1	1
d) includes interest expense from related parties of		18	59	30
see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR ‘000s, except per share information)

		twelve months ended
		December 31,
	Notes No	2005	2004	2003
Cash generated from operations
Net income		417,146	227,263	134,241
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges		1,137,189	1,116,164	1,139,973
Write-offs from investments		284	716	2,840
Employee benefit obligation — non cash		4,246	908	307
Allowance for doubtful accounts		43,393	23,597	30,629
Change in deferred taxes		67,532	62,938	59,241
Equity in earnings of affiliates in excess of dividends received		(73)	(15)	1,027
Stock compensation	(20)	13,322	4,766	—
Asset retirement obligation — non cash expense, net		3,087	5,829	1,336
Settlement of asset retirement obligation		—	(2,248)	—
Cumulative effect of change in accounting principle, net of tax	(15)	—	—	11,858
Gain on sale of investments		(4,013)	(5,163)	(17,903)
(Gain) / loss on disposal / retirement of equipment		(1,510)	28,788	41,571
Other		(5,770)	(252)	(660)

		1,674,833	1,463,291	1,404,460

Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade		(76,585)	(45,898)	(140,331)
Due from related parties		595	1,464	5,813
Inventories		(2,583)	425	5,765
Prepaid expenses and other assets		362	(19,526)	71,506
Accounts payable — trade		(19,270)	(58,814)	(58,944)
Employee benefit obligation		(7,276)	(46,883)	(76,649)
Accrued liabilities		(46,993)	(27,104)	(23,487)
Due to related parties		(6,767)	(731)	(13,358)
Other liabilities and deferred income		(2,603)	38,433	45,100

		(161,120)	(158,634)	(184,585)

Cash generated from operations		1,513,713	1,304,657	1,219,875

Cash from (used in) investing activities
Capital expenditures, including interest capitalized		(627,639)	(548,169)	(599,684)
Acquisitions and investments, net of cash acquired		(1,185,652)	(2,180)	(85,989)
Final consolidation of subsidiary		—	—	205
Proceeds from sale of equipment		24,143	36,213	17,300
Purchase of investments — short-term		(48,918)	(51,609)	(79,750)
Purchase of investments — long-term		(1,660)	(1,997)	(601)
Proceeds from sale of American call options		—	—	957
Proceeds from sale of investments — short-term		57,220	51,909	80,108
Proceeds from sale of investments — long-term		1,605	6,502	23,599

Cash used in investing activities		(1,780,901)	(509,331)	(643,855)

Cash from (used in) financing activities
Principal payments on bonds		(348,616)	(2,180)	(22,765)
Proceeds from issuance of long-term debt and bonds		1,168,950	—	775,948
Principal payments on long-term debt		(760,543)	(568,110)	(385,330)
Changes in short-term bank borrowings		338,717	(6,707)	(774,644)
Purchase of treasury stock		(184,465)	(64,161)	—
Proceeds from sale of treasury stock		—	808	—
Dividends paid		(117,866)	(64,579)	—

Cash provided by (used in) financing activities		96,177	(704,929)	(406,791)

Effect of exchange rate changes		(428)	(4,128)	5,360

Net increase (decrease) in cash and cash equivalents		(171,439)	86,269	174,589

Cash and cash equivalents at beginning of period		288,195	201,926	27,337

Cash and cash equivalents at end of period		116,756	288,195	201,926

see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in EUR ‘000s, except per share information)

	Common stock		Treasury stock			Accumulated other
	Number of		Number of		Additional paid	Retained	comprehensive	Total stockholders’
	shares	Par value	shares	at cost	in capital	earnings	income (loss)	equity
Balance January 1, 2003	500,000,000	1,090,500	—	—	452,498	969,626	(3,084)	2,509,540
Comprehensive income
Net income						134,241		134,241
Net unrealized gains on securities, net of EUR (1,141) deferred income tax							2,214	2,214
Foreign currency translation adjustment							(10,690)	(10,690)
Unrealized net gain on hedging activities, net of EUR (1,646) deferred income tax							3,195	3,195

Total comprehensive income								128,960
Sale of call options, net of EUR (451) income tax					873			873

Balance December 31, 2003	500,000,000	1,090,500	—	—	453,371	1,103,867	(8,365)	2,639,373
Comprehensive income Net income						227,263		227,263
Net unrealized gains on securities, net of EUR (565) deferred income tax							1,096	1,096
Net realized loss on securities, net of EUR 1,368 deferred income tax							(2,655)	(2,655)
Foreign currency translation adjustment							(4,581)	(4,581)
Unrealized net gain on hedging activities, net of EUR (2,077) deferred income tax							4,032	4,032
Realized net gain on hedging activities, net of EUR (138) deferred income tax							268	268

Total comprehensive income								225,423
Distribution of dividend						(64,579)		(64,579)
Stock options granted					4,766			4,766
Purchase of treasury shares			(6,345,442)	(64,161)				(64,161)
Issue of treasury shares to employees			89,748	808				808

Balance December 31, 2004	500,000,000	1,090,500	(6,255,694)	(63,353)	458,137	1,266,551	(10,205)	2,741,630

Comprehensive income
Net income						417,146		417,146
Net unrealized gains on securities, net of EUR (201) deferred income tax							602	602
Net realized loss on securities, net of EUR 3 deferred income tax							(8)	(8)
Foreign currency translation adjustment, net of EUR (308) deferred income tax							14,097	14,097
Realized net gain on hedging activities, net of EUR (1,485) deferred income tax							2,846	2,846

Total comprehensive income								434,683
Distribution of dividend						(117,867)		(117,867)
Modification of Stock Option Plan					(4,523)			(4,523)
Purchase of treasury shares			(11,241,412)	(184,465)				(184,465)

Balance December 31, 2005	500,000,000	1,090,500	(17,497,106)	(247,818)	453,614	1,565,830	7,332	2,869,458

see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in EUR ‘000s)
(1) THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES
Description of business, organization and relationship with the Federal Republic of Austria
     Telekom Austria AG and its subsidiaries (the “Company” or “Telekom Austria”) is engaged as a full service telecommunications provider of long distance, local and wireless services, corporate data communications services as well as internet services. The Company also provides services through pay phones and supplies telephones and technical equipment for telephone communications. These activities are conducted and operated primarily in Austria as well as in other countries of central and south-east Europe.
     The Company’s activities in mobile communications are performed through mobilkom austria AG & Co KG and mobilkom austria AG (“mobilkom austria”) as well as through Mobiltel EAD (“Mobiltel”). mobilkom austria, together with its subsidiaries, operates mobile telecommunications networks and provides ancillary services in Austria, Croatia, Slovenia and Liechtenstein. Mobiltel operates a mobile telecommunications network and provides ancillary services in Bulgaria. The operations include wireless internet access.
     The Company’s activities in fixed line services are performed mainly through Telekom Austria AG and are carried out in Austria.
     Telecom Italia owned 29.78% of Telekom Austria until its sale of 75,000,000 shares on November 4, 2002 in a private placement, thereby reducing its level of ownership to 14.78% as of December 31 2003. On January 21, 2004 Telecom Italia sold all of its residual shareholding of 73.9 million shares or 14.78%.
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
     The Company has reclassified certain amounts in prior year financial statements to conform with the current year’s presentation.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     In September 2003, the Austrian Supreme Court ruled that no contractual relationship exists between value-added service providers (VASP) and the Company, with the contractual relationship being established directly between the VASP and the customers. The Company is no longer considered the primary obligor and ceased reporting revenues on a gross basis as of October 1, 2003. Had the ruling been in effect for all of 2003, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45,886. Had the enacted regulation and the VASP ruling been in effect for all of 2003, revenues and expenses would have been adjusted as follows:

	Year ended December 31,
	2003	2003
	pro-forma	as reported
Revenues	3,923,864	3,969,750
Operating expenses	(3,554,040)	(3,599,926)

Operating income	369,824	369,824

Principles of consolidation
     The consolidated financial statements include the accounts of Telekom Austria AG and all of its’ subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
     Investments in companies in which the Company has a significant influence, but less than a controlling financial interest, are accounted for using the equity method. Under the equity method, only the Company’s investments in and net amounts due to and due from the equity investee are included in the consolidated balance sheet. The Company’s share of the investee’s earnings is included in the consolidated operating results and only dividends, cash distributions, loans or other cash received from or paid to the investee are included in the consolidated cash flows.
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
     The useful lives are:

Years
Transmission equipment	3 — 20
Cables and wires	10 — 20
Communications equipment	4 — 10
Software	3 — 8
Furniture, fixtures and other	3 — 10
Buildings and leasehold improvements	10 — 50
     Maintenance and repairs are expensed as incurred while replacements and improvements are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in other operating expenses.
Goodwill and other intangible assets
     Goodwill and other intangible assets with indefinite useful lives are tested for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, at least annually, but also on an interim basis if an event or circumstance indicates that an asset may be impaired. Other intangible assets with estimable useful lives are amortized over their respective useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.
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

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     Amortizable intangible assets are stated at cost and are amortized using the straight-line method over their estimated useful lives, as shown below:

Years
Wireless and wireline licenses	10 — 15
Patents and proprietary rights	4 — 20
Subscriber base	6 — 7
Other	10 — 30
Impairment of long-lived assets and long-lived assets to be disposed of
     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by comparing the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. If the carrying value of such assets exceeds the undiscounted cash flows, an impairment will be recognized. The amount of the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Long-lived assets or disposal groups to be sold are classified as held for sale if all the criteria for reclassification in accordance with SFAS 144 are met and are reported at the lower of the carrying amount or estimated proceeds less cost to sell.
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
Advertising and promotional costs
     Advertising and promotional costs are expensed as incurred and totaled EUR 229,580, EUR 198,138 and EUR 198,362 for the years ended December 31, 2005, 2004 and 2003, respectively.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
Research and development costs
     Research and development costs are expensed as incurred and totaled EUR 43,031, EUR 42,387 and EUR 42,759 for the years ended December 31, 2005, 2004 and 2003, respectively, and are classified in the consolidated statement of operations according to the nature of the expense.
Income taxes
     Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amount of an existing asset or liability and its respective tax basis, operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized as income or expense in the period of the enactment date.
     Investment tax credits are recognized as a reduction of income taxes in the period in which those credits are granted.
     Deferred income taxes on investments in pass-through enterprises are provided on the excess of the financial statement carrying amount of the investment, including the goodwill within the pass-through enterprise, over the tax basis of the investment.
     The Company recognizes deferred tax liabilities or assets for differences between the assigned values and the tax basis of assets and liabilities recognized in a business combination. If a valuation allowance is recorded on a deferred tax asset for an acquired entity’s deductible temporary differences or operating loss or tax credit carryforwards at the acquisition date, the tax benefits recognized in subsequent years due to a reassessment of that valuation allowance are applied (i) first to reduce to zero any goodwill related to the acquisition, (ii) second to reduce to zero other non-current intangible assets related to the acquisition, and (iii) third to reduce income tax expense.
Earnings per share
     Basic earnings per share are computed by dividing consolidated net income by the weighted average number of common shares outstanding for the year.
     Diluted earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding for the year, adjusted by the effect of the options granted under the stock option plans.
     In order to have access to shares for employee compensation purposes for the Stock option plan 2000, the Company purchased an American call option. As the American call option was written on already issued and outstanding shares, the number of potential shares outstanding was not affected by the American call option and all of these shares were already included in basic EPS. Accordingly, the call option and employee options did not have a dilutive effect.
     Employee stock options under the Stock option plan 2004 were treated as potential common shares in computing diluted earnings per share under the treasury stock method in accordance with SFAS No. 128, Earnings per Share, as of December 31, 2004. In the year ended December 31, 2005, the Company modified the exercise terms of the Stock option plan and decided to settle the options in cash only. Accordingly, the Company adjusted the accounting for the employee stock options and recognized a liability. Therefore, the Company reported no dilutive effect of the Stock option plan as of December 31, 2005.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
Treasury stock
     The Company accounts for the treasury stock in accordance with the cost method with acquisitions being recorded at cost and the total cost being shown in the balance sheet as a reduction of stockholders’ equity.
Asset retirement obligation
     The Company accounts for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations. The Company records the fair value of an asset retirement obligation as a liability in the period in which the legal obligation associated with the retirement of a tangible long-lived asset is incurred. An amount equal to the initial obligation is recorded as an increase to the carrying amount of the related long-lived asset and depreciated over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement.
Employee benefit obligations
     The Company provides retirement benefits under both defined contribution and defined benefit plans.
     In the case of defined contribution plans the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory or contractual basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are incurred.
     All other retirement benefit plans are unfunded defined benefit plans for which the Company records accruals. The pension provisions are calculated using the projected unit credit method in accordance with SFAS No. 87, Employers’ Accounting for Pensions. The future benefit obligations are valued using actuarial methods on the basis of an appropriate assessment of the discount rate, rate of compensation increase and rate of increase of pensions.
Concentration of risks
     A portion of the Company’s revenue is derived from services provided to other companies in the telecommunications industry, mainly to alternative telecommunications and cellular companies as well as internet online services. As a result, the Company has some concentration of credit risk in its customer base. The Company performs ongoing credit evaluations of the financial condition of its’ large customers to support its receivables. As of the balance sheet dates, the Company does not have any significant concentrations of business transacted with a particular supplier or lender that could, if suddenly eliminated, severely impact operations. The Company also does not have a concentration of available sources of labor, services, franchises, or licenses or other rights that could, if suddenly eliminated, severely impact operations. The Company invests its cash with several high-quality credit institutions.
     As a result of its expansion into the CEE-region Telekom Austria is operating in markets that have been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating within this environment. Consequently, operations in the CEE-region involve uncertainties, including tax uncertainties, that typically do not exist in other markets. The accompanying consolidated financial statements reflect management’s assessment of the impact of the CEE business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
Foreign currency translation
     The reporting currency of the Company is the Euro.
     Foreign currency receivables and liabilities are recognized at the exchange rate applicable on the transaction date and retranslated periodically at the then applicable ruling balance sheet rate. Unrealized foreign exchange losses and gains due to exchange rate fluctuations are recognized in the statement of operations.
     The functional currency for the Company’s foreign operations is the applicable local currency. Assets and liabilities are translated using the current exchange rate in effect at the balance sheet date. Revenues and expenses are translated using the weighted average exchange rate during the period. Resulting translation adjustments are recorded as other comprehensive income or loss.
     The following table provides the exchange rates for the currencies in which the Company conducts most of its transactions:

	Balance sheet rates at		Average exchange rates for the
	December 31		period ended December 31
	2005	2004	2005	2004	2003
Bulgarian Lev (BGN)	1.9563	1.9559	1.9558	1.9530	1.9490
Croatian Kuna (HRK)	7.3715	7.6712	7.4038	7.4943	7.5621
Czech Crown (CZK)	29.0000	30.4640	29.7803	31.9062	31.8409
Hungarian Forint (HUF)	252.8700	245.9700	247.9480	251.6906	253.0343
Japanese Yen (JPY)	138.9000	139.6500	136.8544	134.3904	130.8971
Slovak Crown (SKK)	37.8800	38.7450	38.5928	40.0270	41.4919
Slovenian Tolar (SIT)	239.5000	239.7600	239.5698	239.0826	233.8404
Swiss Franc (CHF)	1.5551	1.5429	1.5484	1.5442	1.5204
US Dollar (USD)	1.1797	1.3621	1.2446	1.2432	1.1299
Revenue recognition
     Wireline
     The Company generates revenues from fixed line services to individuals, to commercial and non-commercial organizations and to other national and foreign carriers. Fixed line services include access fees, domestic and long distance services, including internet, fixed to mobile calls, international traffic, voice value-added services, interconnection, call center services and public payphone services.
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
     The Company has entered into a limited number of agreements with other telecommunications operators outside of Austria whereby the Company grants some pre-defined access to existing capacity on its physical network in return for similar access to the physical network of the counter party. In accordance with APB No. 29, “Accounting for Nonmonetary Transactions”, EITF 01-2, “Interpretation of APB Opinion No. 29”, and EITF 99-17, “Accounting for Advertising Barter Transactions”, no revenues and obligations (expenses) were recognized because the exchange does not result in the culmination of an earnings process due to the similarity of the assets exchanged. In addition, no gain or loss was recognized, as fair value was not considered to be determinable within reasonable limits. The Company, however, does recognize trade revenues arising from subscriber transactions under normal tariff plans. The benefits and costs of such swap agreements are reflected in the Company’s results of operations in the periods in which they are realized through reduced interconnection obligations and revenues, respectively.
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
     Certain prepaid usage services in the wireless segment are billed in advance and result in deferred revenues. These fees are amortized over the period in which the service is provided. Discounts and incentives are accounted for as a reduction in revenues when granted.
     Revenue and related expenses associated with the sale of wireless handsets to distributors are recognized when the products are delivered and accepted, as such sales transactions are separate and distinct from the sale of wireless services to customers.
     The Company also enters into multiple element arrangements which include the sale of handsets, activation fees and service contracts to customers through Company owned retail stores. These transactions include the sale of a mobile handset at a price significantly below acquisition cost (subject to a binding contract being signed), the up-front charge of non-refundable activation fees to connect the customer to the service, and the subsequent monthly fees and airtime fees charged during the contract period. The Company recognizes revenue from the sale of handsets upon delivery to the customer. The corresponding cost of sales is charged to expense when sales are recognized which results in a net loss on the sale of the handset. Activation fees charged to the customer are recognized as revenue and the related cost is expensed upon delivery and sale of the phone. Current monthly service fees are recorded as revenue from the point where the service is performed.
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
     The estimated allowance for doubtful accounts relating to receivables sold and cash drawn under the securitizations described in note (5) are recorded as accrued liabilities. Trade accounts receivable and uncollectible loans are charged off as soon as the uncollectibility is assured.
Stock compensation
     Until the year ended December 31, 2003, the Company accounted for stock-based employee compensation in accordance with the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. Specifically, the Company accounted for its combination stock option and stock appreciation rights plan under the Stock option plan 2000 (see note (20) in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, which requires that the plan be accounted for as a stock appreciation right. The Company recognized a liability and a pro rata compensation expense in the first period in which it was probable that the target stock price criteria outlined in the plan would be met. Based on historical trends of the stock and relevant market conditions, no compensation expense has been recognized under the plan in 2003.
     Effective January 1, 2004, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation. Because the combination stock option and stock appreciation rights plan at January 1, 2004 permitted employees to call for settlement in cash, the accounting for this plan under SFAS No. 123 was the same as in prior years under APB 25. Therefore, there was no effect of a change in accounting principle in 2004.
     In 2004, the Company launched the Stock Option Plan 2004 (see note (20)),which was classified as equity awards in accordance with SFAS 123 as the Company’s management had the intention to settle the options in shares. The compensation cost was measured based on the fair value of the stock options at the grant date and recognized over the service period for the year ended December 31, 2004.
     In 2005, the Company adopted the revised SFAS 123 (SFAS 123R) using the modified prospective application. As the Stock Option Plan 2004 was measured based on the fair value, there was no effect of change in accounting principle.
     In March 2005, the Company modified the exercise term of the first tranche of the Stock Option Plan 2004 and elected to settle the options in cash only. As a result, amounts originally recorded in additional paid in capital were reclassified to liabilities. The liability is remeasured at fair value at each reporting date until the date of settlement. Compensation cost is based on the change in the fair value of the liability award, or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date.
Derivative financial instruments
     All derivative instruments, such as interest rate swap contracts and foreign-currency exchange contracts, are recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
derivative is being used to hedge changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in the fair value of the hedged item and the derivative are recognized in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instruments are recognized in accumulated other comprehensive income in the statements of changes in stockholders’ equity until the hedged item is recognized in earnings. The ineffective portion of the value changes are recognized in earnings immediately. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.
     The Company has entered into various foreign currency forward contracts, which are accounted for as free standing derivatives. These forward contracts serve as economic hedges of the Company’s operating exposure to fluctuations in foreign currencies. Changes in the fair values of such forward contracts are recorded directly in income.
Fair value of financial instruments
     The carrying amounts of cash, accounts receivable, accounts receivable sold, accounts payable, receivables due from and payables due to related parties and accrued liabilities approximate their fair value. The fair values of securities held-to-maturity and securities available-for-sale are based on quoted market rates. The fair value of long-term debt and swap agreements is determined based on the cash flows from such financial instruments discounted at the Company’s estimated current interest rate to enter into similar financial instruments.
     For some investments, mainly in unconsolidated subsidiaries and equity investments, for which there are no quoted market prices (“Cost method investments”), the Company estimates the fair value to be the carrying value based on the audited financial statements, if available. Those investments are tested for impairment if losses are generated over an extended period or if the business environment changes materially.
Use of estimates
     The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.
New accounting pronouncements
     In March 2005, the FASB issued FIN No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143. FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB No. 143, Accounting for Asset Retirement Obligations, refers to legal obligations to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. This interpretation also clarified when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of FIN 47 shall be effective no later than at the end of the fiscal years ending after December 15, 2005. The Company does not expect that the adoption of FIN No. 47 will have a material impact on its consolidated financial statements.
     In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB No. 20, Accounting Changes and FASB No.3, Reporting Accounting Changes in Interim Financial Statements. Statement No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
change. The provisions of SFAS No. 154 shall be effective for the accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS No. 154 will have a material impact on the Company’s consolidated financial statements.
International Financial Reporting Standards
     In July 2002, the European Parliament adopted a regulation requiring all European Union (EU) companies to prepare their financial statements in conformity with International Financial Reporting Standards (IFRS) if their securities are traded on a regulated market within the EU. The regulation shall be applied as of the first period that begins on or after January 1, 2005. However, Member States may defer mandatory application until the first period that begins on or after January 1, 2007 for companies that already use other internationally accepted standards and that are publicly traded outside of the EU. This transitional clause applies to the Company as it is listed on the New York Stock Exchange and prepares its financial statements in accordance with US GAAP. Accordingly, the Company is not required to prepare financial statements in accordance with IFRS until the fiscal year beginning on January 1, 2007. However, the Company plans to prepare financial statements in accordance with IFRS on a voluntary basis starting for the fiscal year ending December 31, 2005.
(2) BUSINESS COMBINATIONS
     All acquisitions have been accounted for under the purchase method, with the excess of the purchase price over the estimated fair value of the net assets acquired accounted for as goodwill. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of the acquisition.
     As of June 1, 2005, the Company exercised the option and acquired 100% of Mobiltel on July 12, 2005. Consequently, the Company includes the results of operations of Mobiltel in the Company’s consolidated financial statements starting from July 12, 2005. The aggregate purchase price amounted to EUR 1,214,268, including the direct costs of acquisition of EUR 7,155, option price of EUR 80,000 and a deferred consideration of EUR 181,871 that was paid in December 2005. As a result of the acquisition the Company gained a strong strategic and operating position in the Bulgarian telecommunication market.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     In November 2005, Mobiltel merged with its parent company, TAG-Tel EAD. As a result of this transaction, the majority of the accounting basis of the net assets acquired also became the new basis for tax purposes. Goodwill of EUR 565,963 is expected to be fully tax deductible. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Current assets	110,974
Tangible assets	274,031
Intangible assets	870,740
Deferred tax asset from acquisition	7,003
Goodwill	565,963

Current liabilities	(376,609)
Long-term liabilities	(237,834)

Net assets acquired	1,214,268

     Mobiltel is reported in the wireless segment.
     The estimated fair values, by class of the intangible assets, were as follows:

Wireless operating licenses	98,989
Subscriber base	508,682
Brand name	262,991
Other	78

Total intangible assets acquired	870,740

     The brand name is classified as an intangible asset with an indefinite useful life and therefore is not subject to amortization, but is tested for impairment annually. Intangible assets recognized relating to wireless operating licenses and the subscriber base are amortized over their weighted average useful life of 10.7 and 7 years, respectively. The remaining intangible assets are subject to amortization.
     The pro forma consolidated revenues, net income and earnings per share for the years ended December 31, 2005 and 2004, calculated as if Mobiltel had been acquired at the beginning of 2005 and 2004, respectively, are estimated to be:

	2005	2004
Revenues	4,639,271	4,530,543
Net income	479,696	318,756

Weighted average number of dilutive shares outstanding	489,050,517	496,524,827
Basic and fully diluted earnings per share	Euro 0.98	Euro 0.64
     The pro forma results include amortization of intangible assets presented above, depreciation on fair value adjustments on property plant and equipment, the interest expense on debt assumed to finance the acquisition and income taxes as well as other adjustments including amortization on fair value adjustments to long term debts. The pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisition

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
had been completed as of the beginning of each period presented, nor are they necessarily indicative of future consolidated results.
     On December 31, 2004, mobilkom austria acquired the remaining 1% of VIPnet d.o.o., Zagreb, (VIPnet) for a total purchase price of EUR 1,658, thus bringing its interest to 100%.
(3) INVESTMENTS IN AFFILIATES
     As of December 31, 2005 and 2004, the investments in affiliates included a 26.00% interest in Omnimedia Werbegesellschaft mbH (“Omnimedia”) and a 25.10% interest in Output Service GmbH (“OSG”).
     In July 2003 the Company sold its 26.00% interest in Herold Business Data AG, the leading telephone directory provider in Austria, to PASR Vierte Beteiligungsverwaltung GmbH for EUR 22,000 and realized a gain of EUR 18,367 which was recorded in equity in earnings of affiliates.
     The following table shows the roll forward of investments in affiliates:

	2005	2004
Carrying amount, January 1	3,570	3,555
Changes in equity	72	15

Carrying amount, December 31	3,642	3,570
     A summary of aggregate financial information as reported by equity investees is as follows:

Year ended December 31,	2005	2004	2003
Revenues	6,308	6,506	35,515
Operating income	3,482	3,466	4,653
Net income	2,186	2,117	2,908

At December 31,	2005	2004
Total current assets	39,018	31,068
Total assets	39,501	31,566
Current liabilities	36,167	28,590
Long-term debt	1,480	1,401
Total liabilities	37,647	29,991
Total stockholders’ equity	1,854	1,575

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(4) MARKETABLE SECURITIES
     Marketable securities are included in short-term investment and other investments in the balance sheet.
     Debt securities originating from cross border lease transactions entered into in 1998 and 1999 (see note (17)) are classified as held-to-maturity as the Company is contractually obligated to hold these securities until maturity. The securities are bonds of triple A rated issuers and are held by a custodian. Through a further asset based swap the cash inflows from the securities are transformed into the cash flow stream required to match a specified portion of the lease payments. The securities are pledged to a counterparty in the swap agreement. No sales of securities held-to-maturity occurred in 2005, 2004 and 2003. The interest rates on the securities are fixed and range from 5.65% to 9.01%. Accrued interest is recorded as interest income. The securities will mature between 2006 and 2011.

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	holding gains	holding losses	value
At December 31, 2005
Non-current assets
Available-for-sale
debt securities	5,363	104	27	5,440
equity securities	119	—	1	118
mutual funds	10,472	442	24	10,890
Held-to-maturity	145,796	8,412	—	154,208

At December 31, 2004
Non-current assets
Available-for-sale
debt securities	4,955	176	4	5,127
equity securities	1,658	—	—	1,658
mutual funds	13,342	1	472	12,871
Held-to-maturity	120,946	12,919	—	133,865
     The contractual maturities of debt securities classified as held-to-maturity at December 31, 2005 were as follows:

	Amortized	Fair
	cost	value
Held-to-maturity
Due within one year	6,091	6,091
Due after one year through five years	110,714	115,949
Due after five years through ten years	28,991	32,168

	145,796	154,208

     Proceeds from sales of available-for-sale securities amounted to EUR 6,262, EUR 8,740 and EUR 545 in 2005, 2004 and 2003, respectively. Gross realized gains from sales of available-for-sale securities were EUR 3,123, EUR 2,124 and 323 in 2005, 2004, and 2003 respectively, while gross realized losses from sales of available-for-sale securities were EUR 0, EUR 3 and EUR 0 in 2005, 2004 and 2003, respectively. The specific identification method was used to determine the cost in computing realized gains and losses.
     The unrealized losses on the investment in mutual funds, corporate bonds and equity securities were caused by fluctuations in the capital markets. The Company considers the fluctuation of the fair value of these investments to be

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
temporary and therefore did not record an impairment. Presented below is the fair value information for marketable securities held by the Company:

	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
		unrealized		unrealized		unrealized
	Fair value	holding losses	Fair value	holding losses	Fair value	holding losses
At December 31, 2005
Non-current assets
Available-for-sale
debt corporate securities	1,838	27	—	—	1,838	27
equity securities	117	2	—	—	117	2
mutual funds	—	—	4,948	23	4,948	23

Total temporarily impaired securities	1,955	29	4,948	23	6,903	52

(5) ACCOUNTS RECEIVABLE — TRADE
     The roll-forward of the allowance for accounts receivable-trade and accounts receivable sold is as follows:

	2005	2004
Allowance beginning of the year	94,613	92,238
Foreign currency adjustment	24	31
Addition from acquisition of Mobiltel	27,763	—
Charged to expenses	43,393	24,707
Amounts written-off	(21,739)	(22,363)

Allowance at the end of the year	144,054	94,613

of which allowance for accounts receivable-trade	104,234	73,463
of which for accounts receivable sold	39,820	21,150

	December 31,	December 31,
	2005	2004
Accounts receivable-trade, gross gross	557,112	482,283
Allowance for accounts receivable-trade	(104,234)	(73,463)

Accounts receivable-trade, net	452,878	408,820

Accounts receivable sold, gross	268,099	194,500
Allowance for accounts receivable sold	(39,820)	(21,150)

Accounts receivable sold, net	228,279	173,350

Accounts receivable, net	681,157	582,170

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     Of accounts receivable trade, EUR 253,933 are held for sale under the securitization program described in the following paragraphs.
     In January 2002, the Company entered into a revolving securitization program and sold trade receivables to a Qualifying Special Purpose Entity (QSPE) unrelated to the Company. The Company retains servicing responsibilities relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPE, the Company retains interests in the sold receivables (retained interests). These retained interests are initially measured at estimated fair values, which the Company believes approximate historical carrying values, and are subsequently measured based on a periodic evaluation of collections and delinquencies.
     The Company determined that the transaction met the three sales criteria, that (a) the transferred assets have been isolated from the transferor, beyond the reach of the transferor and its creditors, even in the event of bankruptcy or receivership, (b) the transferee obtains the right, free of any conditions that constrain, to pledge or exchange the assets and (c) the transferor does not maintain effective control in accordance with SFAS No. 140,”Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. Additionally, the QSPE, a limited liability corporation whose shares are owned by a charitable trust fulfilled all conditions required to be a qualifying special purpose entity under SFAS No. 140.
     In December 2003 the asset-backed securitization program was extended, the discounts required were reduced and the maximum program limit was increased from EUR 290,000 to EUR 350,000.
     At December 31, 2005 and 2004, the Company recorded a receivable due from the QSPE of EUR 228,279 and EUR 173,350, respectively. This amount represents accounts receivable sold, net of allowance for doubtful accounts, for which the Company had not required cash settlement from QSPE.
     The Company routinely evaluates its portfolio of trade receivables for risk of non-collection and records an allowance for doubtful accounts to reflect the carrying value of its trade receivables at the estimated net realizable value. Pursuant to the provisions of the revolving-period securitizations, the Company effectively bears the risk of potential delinquency or default associated with trade receivables sold or interests retained. Accordingly, in the normal course of servicing the assets sold, the Company evaluates potential collection losses and delinquencies and updates the estimated fair value of the Company’s retained interest.
     The allowance recorded for sold receivables, for which the company received cash settlement as of December 31, 2005, is classified as accrued liabilities. As of December 31, 2005 and 2004, respectively, the accruals totaled EUR 4,570 and EUR 19,097.
     In accordance with SFAS No. 140, the Company has not recorded a servicing asset or liability as management has determined that it is not practicable to determine a fair value for the servicing.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     In the years ended December 31, 2005 and 2004, respectively, the following cash flows were received from and paid to the QSPE:

	December 31,
	2005	2004
Gross trade receivables sold to QSPE	3,044,009	2,861,686
Collections made on behalf of and paid to the QSPE	(3,105,085)	(2,806,644)
Deferred purchase price withheld	1,644	(9,771)
Unearned discount (withheld) reduced	(111)	(1,489)
Liquidity and program fees	(2,335)	(3,110)
Retained interests	9,142	(9,142)
Increase in receivable from the QSPE	(73,599)	(49,140)

Net cash received from (paid to) QSPE during the period.	(126,335)	(17,610)

     Cash settlement with the QSPE takes place on a monthly basis. Gross trade receivables sold represent the fair value of billed and unbilled receivables to the QSPE during the years ended December 31, 2005 and 2004, respectively. The Company services these receivables, collecting cash from receivables previously sold on behalf of the QSPE. The Company recorded discounts, liquidity and program fees related to the securitization of trade receivables of EUR 2,270 and EUR 3,107 for the years ended December 31, 2005 and 2004, respectively. These discounts and fees are included in interest expense in the statement of operations.
(6) RELATED PARTY TRANSACTIONS
     Disclosures of the related party transactions relate to the Company’s majority shareholder ÖIAG and its subsidiary Österreichische Post AG as “ÖIAG”. Transactions with other government agencies and government-owned entities, for practical reasons, are not disclosed. None of the individual accounts associated with government agencies or government-owned entities is considered significant to the Company.
     Österreichische Post AG and its subsidiaries (“Post”), a subsidiary of ÖIAG which provides postal services, charged the Company for different services such as postal charges, rent, repair and administration. The Company charged Post for IT support, voice telephony, technical services, rent, repair and other services. On September 17, 2003, Postbus AG, a 100% subsidiary of Österreichische Post AG, was sold to Österreichische Bundesbahnen and is therfore no longer reported as a related party.
     The terms for services provided by Telekom Austria to governmental entities are generally based on standard pricing policies. However, the Company is obligated to provide voice telephone services for disadvantaged individuals at reduced tariffs for which it is entitled to appropriate compensation from the government on a contractual basis. Beginning January 1, 2001, the contract with the government specifies the reimbursement of Euro 13.81 per customer per month, which is recorded as revenue in the service period. The total reimbursement was EUR 41,298, EUR 40,303and EUR 41,396 in 2005, 2004 and 2003, respectively.
     In 2001, a partner in a law firm which provides legal services to the Company was elected to the Supervisory Board. In 2005, 2004 and 2003, respectively, the Company was charged EUR 464, EUR 640 and EUR 560 for legal services by that law firm.
     Telecom Italia and the Company charged standard rates for interconnection services provided to each other.

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
(7) INVENTORIES
     Inventories consist of:

At December 31,	2005	2004
Spare parts, cables and supplies	44,297	41,167
Merchandise	46,616	41,943

Total	90,913	83,110

(8) GOODWILL
     The following tables illustrate the changes in the net book value of goodwill by segment for the years ended December 31, 2005 and 2004, respectively:

	Wireline	Wireless	Total
Goodwill January 1, 2005	32,317	564,248	596,565
Acquisitions	—	565,971	565,971
Impairment	(16,317)	—	(16,317)
Translation adjustment	347	2,609	2,956

Goodwill December 31, 2005	16,347	1,132,828	1,149,175

	Wireline	Wireless	Total
Goodwill January 1, 2004	31,419	566,158	597,577
Acquisitions	202	—	202
Impairment	(211)	—	(211)
Translation adjustment	907	(1,910)	(1,003)

Goodwill December 31, 2004	32,317	564,248	596,565

     In 2005, the major addition to goodwill relates to the acquisition of Mobiltel (see note (2)).
     In 2005 impairment charges in the amount of EUR 15,457 were recorded for goodwill originally recorded from the acquisition of Czech On Line a.s. (“COL”). The acquisition was based on a business plan assuming the full liberalization of the Czech market, which however remained unsatisfactory despite the privatization of the former government owned telecommunication company. Moreover, a highly competitive environment developed within the alternative telecommunication market in the Czech Republic. Due to these facts the business of COL has not

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
developed as expected. The value of the reporting unit in 2005 was estimated using forecasted cash flows discounted using a weighted average cost of capital of 10.8%.
     Further, in 2005 the Company recorded impairment charges in the amount of EUR 860 for goodwill originally recorded from the acquisition of World-Direct. The Company expects a material decrease of the profitability of the World-Direct’s market as a result of decreasing demand by customers. The value of the reporting unit in 2005 was estimated using forecasted cash flows discounted using a weighted average cost of capital of 9.2%.
(9) OTHER INTANGIBLE ASSETS
     Other intangible assets consist of:

At December 31,	2005	2004
Wireless and wireline licenses	684,405	563,080
Patents and proprietary rights	73,972	78,482
Brand names	437,894	173,948
Subscriber base	731,401	138,504
Other	31,238	35,679

Total intangibles	1,958,910	989,693
Less accumulated amortization	(526,394)	(322,356)

Net intangibles	1,432,516	667,337

     Interest of EUR 1,251 was capitalized on the intangible assets, with the amount predominantly relating to the UMTS licenses.
     Amortization expense was EUR 114,403, EUR 74,863, and EUR 68,340 for the years 2005, 2004 and 2003, respectively.
     In 2005, the major additions to intangible assets relate to the acquisition of Mobiltel (see note (2)). The following table provides granted periods, total cost incurred and possible renewal periods and renewal fees for all GSM and UMTS licenses :

	GSM licenses	UMTS licenses
Granted until	2013 – 2015	2020 – 2024
License cost	429,233	246,584
Renewal of the Croatian license until year	2019	2044
Onetime license fee for extension of the Croatian license	14,244	17,907
     The Company holds licenses to operate as telecommunications service provider from the Austrian, Croatian, Slovenian, and Bulgarian commissions.
     With the granting of the UMTS license for Austria, the Company has incurred the obligation to provide at least 50% degree of UMTS coverage to the population. As of December 31, 2005, the Company has fulfilled this obligation.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The gross carrying amounts and accumulated amortization of intangible assets subject to amortization, by major class, are as follows:

	Acquisition	Accumulated	Carrying
At December 31, 2005	cost	amortization	value
Wireless and wireline licenses	684,405	(268,966)	415,439
Subscriber base	731,401	(198,247)	533,154
Patents, proprietary rights and others	105,211	(59,182)	46,029

Total	1,521,017	(526,395)	994,622

	Acquisition	Accumulated	Carrying
At December 31, 2004	cost	amortization	value
Wireless and wireline licenses	563,080	(210,172)	352,908
Subscriber base	138,504	(55,149)	83,355
Patents, proprietary rights and others	114,161	(57,035)	57,126

Total	815,745	(322,356)	493,389

     The following table presents expected amortization expense related to amortizable intangible assets for each of the following periods:

2006	152,644
2007	151,821
2008	140,000
2009	125,657
2010	122,832
2011	109,451
Thereafter	192,217
     The actual amortization may differ from expected amortization.
     The total carrying amount of intangible assets, other than goodwill, not subject to amortization is EUR 437,894 and EUR 173,948 as of December 31, 2005 and 2004, respectively, which relates entirely to brand names. The amount as of December 31, 2005 includes a brand name of EUR 262,991 which was acquired in the course of the acquisition of Mobiltel (see note (2)).

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(10) PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment transferred to the Company by the government was recorded upon transfer at cost less accumulated depreciation as of that date. Acquisitions since then have been recorded at cost.

At December 31,	2005	2004
Land	60,031	59,172
Buildings and leasehold improvements	738,439	689,639
Communications network and other equipment	9,952,016	9,506,621
Capital leases	8,753	8,961
Software	519,308	441,223
Construction in progress, network	207,804	158,007

	11,486,351	10,863,623
Less accumulated depreciation (other than capital leases)	(7,704,184)	(6,968,516)
Less accumulated depreciation, capital leases	(7,613)	(6,416)

Property, plant and equipment, net	3,774,554	3,888,691

     Major additions in 2005 and 2004 related to the communications network in the wireline segment and GSM and UMTS network infrastructure in the wireless segment.
     Total interest capitalized along with amortization and depreciation expenses and impairment charges for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Interest capitalized	1,123	1,557	1,605
Depreciation and amortization expense	1,005,398	1,039,967	1,064,808
Impairment charges	1,071	1,123	6,825
of which
Amortization of software	77,695	81,903	79,059
Amortization of leased assets	1,408	1,466	3,663
     In 2005, the Company reduced the estimated useful lives of certain technical equipment due to the rapid development of the technological environment in 2005 in the relevant areas. The change in estimate resulted in an increase of depreciation by EUR 17,908 in the current period.
(11) ASSETS HELD FOR SALE
     The Company classified several buildings with carrying amount of EUR 880 as held for sale as of December 31, 2005. The assets have been accounted for at the lower of the carrying amount or each asset’s estimated fair value less costs to sell.
     In 2005, the Company sold the Austrian UMTS license frequency band and several buildings which were classified as held for sale and recognized a profit of EUR 7,900.
     The Company recognized a gain on sale of assets of EUR 7,615 and EUR 4,762 for the years ended December 31, 2005 and 2004, respectively.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(12) SHORT-TERM BORROWINGS
     The Company’s short-term borrowings include:

At December 31,	2005	2004
Current portion of long-term debt	296,840	653,022
Short-term debt	357,736	—
Lines of credit	8,484	2,775
Cross Border Lease	122,227	94,154
Current portion of lease obligations	486	1,188

Total	785,773	751,139

     The weighted-average interest rate on lines of credit was 2.30% and 2.21% in 2005 and 2004, respectively. As of December 31, 2005 the Company had unused committed credit lines of EUR 450,000 and recorded commitment and servicing fees for these unused lines of EUR 938. The credit line commitments will expire between November 2006 and December 2007.
(13) ACCRUED LIABILITIES
     Accrued liabilities consist of the following:

At December 31,	2005	2004
Taxes, other than income	5,623	7,643
Employee benefits	53,256	61,830
Customer discounts	48,226	42,279
Customer retention programs	35,486	34,712
Bad debt reserve for sold receivables	4,570	19,097
Other	23,843	28,758

Total	171,004	194,319

     Other accruals relate mainly to legal fees and lawsuits, audit fees, public fees and consulting services.
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

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(14) DEFERRED INCOME

At December 31,	2005	2004
Unearned income	192,398	162,002
Unamortized gain on sale of tax benefits	37,349	44,331

	229,747	206,333
Less non-current portion	(30,237)	(37,349)

Deferred income net of non-current portion	199,510	168,984

     The deferred income mainly relates to prepaid access fees, monthly base fees, leased lines to commercial customers, prepaid mobile fees and rental income from site sharing. These fees are amortized over the period the service is provided.
     Additional information concerning the sale of tax benefits is contained in note (17).
(15) ASSET RETIREMENT OBLIGATION
     The Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, as of January 1, 2003 and recorded the following additions to long-lived assets, asset retirement obligations and a cumulative change in accounting principles:

At January 1,	2003
Addition to long-lived assets	6,288
Addition to accumulated depreciation	(2,263)
Cumulative effect of change in accounting principle	17,929

Asset retirement obligations	21,954

     The roll-forward of asset retirement obligations is as follows:

	2005	2004
Asset retirement obligations as of January 1	38,261	23,262
Foreign exchange differences	167	(33)
Addition from acquisition of Mobiltel	2,502	—
Change in estimate	2,558	—
Liability incurred in the current period	2,808	11,451
Accretion expense	3,087	6,173
Settlements	(1,274)	(2,248)
Releases	—	(344)

Asset retirement obligations as of December 31	48,109	38,261

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
     mobilkom austria and Mobiltel situate base stations on land, rooftops and other premises under various types of rental contracts. In estimating the fair value of its retirement obligation for its base stations, the Company made a range of assumptions such as retirement dates, timing and percentage of early cancellations, development of technology and the cost of removing network equipment and remediating the sites.
     Additionally, mobilkom austria recorded asset retirement obligations for buildings and shops under operating leases in accordance with the obligation to refurbish the sites at the expiration of the lease contracts.
(16) LONG-TERM DEBT
     The outstanding long-term debt, other than lease obligations, are summarized as follows:

At December 31,	Maturity	2005	2004
Face value of bonds under EMTN Programme	2010-2017	1,750,000	750,000
Interest rate SWAP on EMTN bonds	2010-2013	(5,311)	11,200
Discount and issue cost of EMTN bonds	2010-2017	(16,654)	(7,731)
Other bonds guaranteed by the Federal Republic of Austria	2005	—	149,602
Bank debt	2006-2009	790,312	675,296
Bank debt guaranteed by the Federal Republic of Austria	2006-2011	297,232	707,566
Other	2006-2007	38,964	14,260

		2,854,543	2,300,193
Less current portion of long-term debt		(296,840)	(653,022)

Long-term debt, net of current portion		2,557,703	1,647,171

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The interest rates on the guaranteed and unguaranteed bank debt vary between 2.3% and 7.0%. The weighted average interest rate for the years ended December 31, 2005 and 2004, respectively, was 4.32% and 5.0% for bonds and 4.5% and 4.9% for bank debt.
     The year-end average interest rates for the long-term debt excluding interest rate swap agreements for 2005 and 2004 are as follows:

	2005	2004
Bonds	4.32%	4.56%
Bank debt	4.07%	4.62%
     Following is a table that shows the aggregate amounts of long-term debt maturing during the next five years and thereafter:

2006	296,840
2007	99,689
2008	235,997
2009	479,415
2010	495,455
Thereafter	1,247,147
     As of December 31, 2005, the Company was in compliance with all covenants required by its loan agreements.
Bonds under EMTN Programme
     In 2003, Telekom Austria AG and Telekom Finanzmanagement GmbH (the 100% financing subsidiary of Telekom Austria AG) initiated a Euro Medium Term Note (“EMTN”) Program, which provided borrowing facilities of EUR 2,500,000 and was increased to EUR 5,000,000 in December 2005. The payments of all amounts due in respect of notes issued by Telekom Finanzmanagement GmbH under this framework agreement are unconditionally and irrevocably guaranteed by Telekom Austria AG.
     Under this program, the Company launched (i) a Eurobond with face value of EUR 750,000, coupon of 5.00% and 10-year maturity in July 2003 and (ii) two Eurobonds with face value of EUR 500,000 each, with maturities of 5 and 12 years, and coupons of 3.375% and 4.250%, respectively, in January 2005. In January 2005, the bonds were issued at a discount including issue cost of EUR 4,533 and EUR 9,567, respectively, which are being amortized over the related maturities. For Eurobonds with a face value of EUR 800,000 the Company entered into fixed to floating interest rate swap agreements to reduce fluctuations of the bond’s fair market value.
Other bonds
     Other bonds issued by the Company before the privatization are guaranteed by the Federal Republic of Austria and consisted of two bonds, both of which matured and were repaid in 2005.
Bank debt
     Bank debt incurred by the Company after its privatization is not guaranteed by the Federal Republic of Austria. These contracts can be described in more detail as follows:

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     In December 2005, the Company entered into a loan agreement of EUR 180,000 with the European Investment Bank. As of December 31, 2005, the loan is outstanding in full. Under the terms of this agreement, the company must observe covenants requiring the Company to meet certain financial ratios.
     In March 2000, the Company entered into a loan agreement for EUR 145,000 with the European Investment Bank. As of December 31, 2005, EUR 58,000 of the loan is outstanding in accordance with the repayment terms. Under the terms of this agreement, the Company must observe covenants requiring the Company to meet certain financial ratios.
     Further, in October 2000 the Company entered into a loan agreement for EUR 232,553 to fund the acquisition of COL. As of December 31, 2005 the loan is outstanding in full in accordance with the repayment terms. Under the terms of the contract the Company has to maintain a minimum equity in COL, otherwise the loan becomes due. The interest rates vary depending on the rating of the Company.
     As of December 31, 2005, EUR 295,160 of a syndicated loan granted to mobilkom austria was outstanding. The original loan totaled EUR 305,000 and was guaranteed by Telekom Austria AG.
     In March 1999, Si.mobil entered into a loan agreement amounting to EUR 36,000 (original currency: Deutsche Mark 71,000) to finance the construction of the GSM network in Slovenia. The loan is secured by bills of exchange, property, receivables and shares of Si.mobil. The loan is repayable through March 2007.
Bank debt guaranteed by the Federal Republic of Austria
     Bank debt of EUR 297,232 which was entered into before the Company’s privatization is guaranteed by the Federal Republic of Austria.
     A bank loan denominated in Swiss Francs, which amounted to EUR 176,635 as of December 31, 2004, was repaid in 2005. As of December 31, 2005, all bank debt incurred by the Company is denominated in Euro.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(17) LEASING
     The Company leases equipment used in its operations. The leases are classified as either operating or capital leases, and expire on various dates through 2015.
     Future minimum lease payments for noncancelable operating leases, capital leases and cross border leases as of December 31, 2005 are:

	Cross	Other
	border	Capital	Operating
	leases	leases	leases
2006	122,227	578	42,579
2007	144,933	47	39,772
2008	127,632	9	35,348
2009	185,371	—	33,785
2010	147,713	—	33,794
after 2010	472,112	—	34,584

Total minimum lease payments	1,199,988	634	219,862

Less amount representing interest	(260,041)	(2)

Present value of lease payments	939,947	632
Less current portion	(122,227)	(486)

Non-current lease obligations	817,720	146

     Total rent expense was EUR 83,534, EUR 79,204 and EUR 74,358 in 2005, 2004 and 2003, respectively.
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
     The difference between the cash proceeds from the sale and the present value of the future minimum lease payments represents a gain on the sale of a tax benefit. The net cash effect resulting from these transactions was a gain from the sale of the tax benefits which amounted to EUR 14,547, EUR 44,437 and EUR 7,337 in 2001, 1999 and 1998, respectively. The Company is amortizing these amounts over the term of the lease. The cash deposits, the securities purchased in connection with the PUAs and the upfront payments received for the head lease and the lease obligations are recorded separately on the balance sheets as the Company has not been released from their obligation under the lease and a legal right to offset does not exist. Accordingly, interest income and expenses in an equal amount totaling EUR 62,909, EUR 58,243 and EUR 65,669 have been recognized in 2005, 2004 and 2003, respectively.
     Total assets and liabilities recorded in connection with the cross border leases are as follows:

At December 31,	2005	2004
Securities held-to-maturity, non-current	139,705	115,883
Other assets	800,242	738,948

Total assets in connection with cross border leases	939,947	854,831
Of which current	121,145	94,297
Lease obligations	939,947	854,831
Of which current	122,227	94,154
     In 2001, two banks issued letters of credit to the trust for the liabilities of the Company. As of December 31, 2005, these letters of credit totaled EUR 70,744.
(18) EMPLOYEE BENEFIT OBLIGATIONS
     Long-term liabilities for employee benefits consist of the following:

At December 31,	2005	2004
Voluntary termination benefits	10,457	19,394
Service awards	49,385	44,418
Severance	37,424	37,096
Pensions	8,583	9,076
Other	1,412	—

Total	107,261	109,984

Voluntary termination benefits
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
     On January 1, 2002 a law was enacted that covers civil servants over the age of 55 by a governmental retirement plan with the effect of reducing the Company’s obligation under the VRIPs. As of December 31, 2005, the accrual for the VRIPs relates to 110 employees. In connection with VRIPs the Company made payments of EUR 3,436, EUR 5,365 and EUR 69,634 during 2005, 2004 and 2003, respectively.
     Expenses as well as the reversals of accruals are reflected as a reduction of employee costs in the accompanying consolidated statement of operations.
Actuarial assumptions
     The assumptions used in the measurement of obligations for service awards, severance payments and pensions are shown in the following table:

At December 31,	2005	2004	2003
Actuarial assumptions:
Discount rate	4.0%	5.0%	5.0%
Rate of compensation increase — civil servants.	5.0%	5.0%	4.0%
Rate of compensation increase — other employees	4.0%	4.0%	2.5%
Rate of increase of pensions	0.8%	1.8%	1.8%
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
     The following table provides the components and a reconciliation of the changes in service awards for the years ended December 31, 2005 and 2004, respectively:

	2005	2004
Accrual at the beginning of the year	44,418	46,870
Addition from acquisition of Mobiltel	48	—
Service cost	1,973	2,149
Interest cost	2,278	2,288
Recognized actuarial loss (gain)	2,861	(4,191)
Benefits paid	(2,193)	(2,698)

Accrual at the end of the year	49,385	44,418

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The benefits expected to be paid are shown in the following table:

2006	2,521
2007	2,483
2008	2,496
2009	2,967
2010	3,409
2011-2015	27,455
Severance
     Severance benefit obligations for employees hired before January 1, 2003 are covered by defined benefit plans as described below. Following a legal change, obligations for employees starting to work for the Company in Austria after January 1, 2003 are covered by a defined contribution plan and the Company paid EUR 484 and EUR 330 to this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2005 and 2004, respectively.
     Upon retirement or severance, eligible employees receive severance payments equal to a multiple of their monthly compensation which comprises fixed compensation plus variable elements such as overtime and bonuses. Maximum severance is equal to a multiple of twelve times eligible monthly compensation. Up to three months of benefits are paid upon termination, with any benefit in excess of that amount being paid in monthly installments over a period not exceeding ten months. In case of death, the heirs of an eligible employee will receive 50% of the severance benefits.
     The following tables provide the components of the net periodic benefit cost and a reconciliation of the changes in severance benefit obligations for the years ended December 31, 2005, 2004 and 2003, respectively:

	2005	2004	2003
Service cost	4,914	2,853	4,218
Interest cost	2,140	1,467	1,784
Amortization of unrecognized net loss	471	96	310
Curtailment loss / settlement	—	—	1,090

Net periodic benefit cost	7,525	4,416	7,402

	2005	2004
Projected benefit obligation at the beginning of the year	40,810	29,629
Addition from acquisition of Mobiltel	306	—
Service cost	4,914	2,853
Interest cost	2,140	1,467
Actuarial losses	13,694	8,638
Benefits paid	(2,934)	(1,777)

Projected benefit obligation at the end of the year	58,930	40,810
Unrecognized net actuarial losses	(26,408)	(13,183)

Accrued liability at the end of the year	32,522	27,627
Voluntary severance obligation	4,902	9,469

Total accrued severance liabilities at the end of the year	37,424	37,096

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The benefits expected to be paid are shown in the following table:

2006	7,195
2007	3,011
2008	2,363
2009	3,045
2010	3,367
2011-2015	15,515
     The liability for voluntary severance payments relates to individuals who are generally not entitled to severance payments, but have accepted a special offer by the Company to receive severance payments for voluntary termination of employment.
     The Austrian government offered to civil servants of a certain age an early retirement at reduced future pension payments. The Company offered these eligible employees additional severance payments to further encourage the acceptance of the government offer. The Company incurred a legal obligation to civil servants making use of this opportunity and recorded expenses of EUR 19,315 in the year ended December 31, 2004. In the year ended December 31, 2005, the Company released EUR 3,699 of the accrual. Telekom Austria does not expect any future liabilities in addition to these accruals. Due to this offer the Company’s workforce was reduced by 470 civil servants in 2004 and 650 civil servants in 2003.
Pensions
Defined contribution pension plans
     Pension benefits are generally provided by social security for employees and by the government for civil servants in Austria. The Company is required to assist in funding the Austrian government’s pension and health care obligations to the Company’s current and former civil servants and their surviving dependents. The Company was legally obligated to make annual contributions to the Austrian government for active civil servants. These contributions gradually increased from 27.5% in 2000 to 30.1% in 2004. Beginning in October 2005 the contribution was reduced to 28.3%. Contributions to the government, net of the share contributed by civil servants, were EUR 41,237, EUR 46,854 and EUR 51,520 in 2005, 2004 and 2003, respectively.
     Further, the Company provides a defined contribution plan covering employees of Austria based group companies. The Company’s contributions to this plan are based on a percentage of the compensation not exceeding 5% of the salaries. The annual cost of this plan amounted to approximately EUR 9,339, EUR 9,154 and EUR 9,082 in 2005, 2004 and 2003, respectively.
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

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The pension benefits for 2005, 2004 and 2003 are shown in the following table:

	2005	2004	2003
Interest cost	334	363	396
Amortization of actuarial gain	(136)	(90)	(64)
Amortization of unrecognized transition obligation	—	—	343

Net periodic pension benefit cost	198	273	675

     The following table provides a reconciliation of the changes of benefit obligations for the years ended December 31, 2005 and 2004, respectively:

	2005	2004
Projected benefit obligation at the beginning of the year	6,650	7,618
Interest cost	334	363
Actuarial (gains) losses	104	(582)
Benefits paid	(691)	(749)

Projected benefit obligation at the end of the year	6,397	6,650
Unrecognized net gain	2,186	2,426

Accrued pension liability	8,583	9,076

     The benefits expected to be paid are shown in the following table:

2006	671
2007	674
2008	677
2009	680
2010	681
2011-2015	3,408
(19)	OTHER LIABILITIES AND DEFERRED INCOME
     The Company’s other long-term liabilities and deferred income consist of:

At December 31,	2005	2004
Asset retirement obligation	48,109	38,042
Unamortized balance on sale of tax benefit	30,237	37,349
Deferred tax liabilities	42,236	19,721
Financial Instruments	5,311	—
Other	14,451	15,392

Total	140,344	110,504

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(20)	STOCK BASED COMPENSATION
     In 2000, the Company launched a stock option plan (Stock Option Plan 2000), under which all exercisable options were exercised in the year ended December 31, 2004. In 2004, the company launched a succeeding stock option plan under modified conditions. The new stock option plan (Stock Option Plan 2004) consists of three tranches, of which the first tranche has been granted in the year ended December 31, 2004 and the second tranche was granted in the year ended December 31, 2005. The Company reported an overall expense of EUR 20,864 and EUR 13,257 from both plans in the year ended December 31, 2005 and 2004, respectively.
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
     The following table shows stock option activity under the 2000 Plan for the year ended December 31, 2004:

2004
Outstanding as of January 1	3,268,850
Granted	—
Forfeited	(38,132)
Exercised	(3,230,718)
Outstanding as of December 31	—
of which exercisable as of December 31	—
Stock Option Plan 2004 (2004 plan)
     Based on an authorization of the Annual General Meeting, the Supervisory Board of Telekom Austria approved the 2004 plan for members of the Management Board and senior members of management on April 16, 2004. Under this plan, the Company may grant a total of 10,000,000 options in three tranches between April 2004 and April 2006. Each tranche must be approved separately by the Supervisory Board and has a vesting period of twelve months or longer and an exercise period of approximately three years. To be eligible to receive options, plan members must hold a continuous investment in Telekom Austria shares until the options are exercised. In addition, in order for the stock options to vest, certain performance must be achieved by the Company based on basic earnings per share adjusted for certain effects (“the hurdle”). The hurdle will be determined annually for each subsequent tranche of options and must be approved by the Supervisory Board. Each option entitles the holder to receive, at the Company’s choice, either shares at the exercise price or cash equal to the difference between the quoted market price

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
of the Company’s shares on the date of the option’s exercise and the exercise price. The exercise price is defined as the average quoted closing price of Telekom Austria stock during a period of twenty trading days ending two days before the granting of options. One option is convertible into one share. If one year’s hurdle is not met, options will accumulate until the hurdle of the next tranche is achieved provided that it is set higher than the original hurdle. The vesting period is adjusted until the next tranche becomes exercisable.
     As of December 31, 2004, the Company’s management had the intention to settle the options in shares and recorded the awards as equity awards. In March 2005, the Company modified the exercise term of the first tranche and decided to settle the options in cash only. As a result, amounts originally recorded in additional paid in capital were reclassified to liabilities. The compensation expense is measured based on the fair value of the options at grant date and every subsequent reporting date and recognized over the service period on a straight-line basis.
     The fair value estimation is based on the binomial option pricing model applying the following parameters:

	Stock option plan
	2005	2004
Expected average dividend per share	Euro 0.60 — 0.66	Euro 0.25
Expected volatility	22.5%	25%
Risk-free interest rate range	2.390% — 3.450%	2.053% — 4.280%
Fair value per option first tranche	Euro 7.27	Euro 2.73
Fair value per option second tranche	Euro 5.65	—
     The first exercise dates and expected expiry dates of the options granted are as follows:

First exercise date first tranche	April 20, 2005
Expected expiry date first tranche	May 30, 2008
First exercise date second tranche	March 16, 2006
Expected expiry date second tranche	May 29, 2009
     On April 19, 2004 the first tranche of 2,539,480 options was offered to the eligible employees. The exercise price of the first tranche is EURO 11.92 and for every 15 options awarded an eligible employee must hold one ordinary share until exercise. Subsequent to the fulfillment of this holding condition, 2,392,925 options were granted to the eligible employees, of which 384,000 options were granted to the members of the Management Board. The first tranche has a vesting period of twelve months from the grant date and an exercise period of three years after becoming exercisable. The fair value of the options as of grant date amounted to EUR 6,340 and the Company recognized compensation expense from the first tranche amounting to EUR 7,837 and EUR 4,521, excluding related payroll taxes and social contributions, for the year ended December 31, 2005 and 2004, respectively. The fair value calculation was based on an expected forfeiture rate of 2.95% per year. The hurdle set for the first tranche was met as of December 31, 2004 and the options became exercisable on April 20, 2005.
     On January 19, 2005 the second tranche of 3,398,800 options was offered to the employees. The exercise price of the second tranche is Euro 13.98 and for every 20 (15) options awarded an eligible employee (director) must hold one ordinary share until exercise. Subsequent to the fulfillment of this holding condition, 2,874,100 options were granted to the eligible employees, of which 396,400 options were granted to the members of the Management Board. The second tranche has a vesting period of twelve months from the grant date and an exercise period of three years after becoming exercisable. The fair value of the options as of grant date amounted to EUR 8,455 and the Company recognized compensation expense from the second tranche amounting to EUR 13,027 for the year ended December 31, 2005. The performance condition set for the second tranche was met as of December 31, 2005.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The following table shows stock option activity under the 2004 plan for the years ended December 31, 2005 and 2004, respectively:

	2005	2004
Outstanding as of January 1	2,363,925	—
Granted	2,874,100	2,392,925
Forfeited	(92,195)	(29,000)
Exercised	(1,663,350)	—
Outstanding as of December 31	3,482,480	2,363,925
of which exercisable as of December 31	662,680	—
(21)	INCOME TAXES
     Income before income taxes, minority interests and cumulative effect of a change in accounting principle is attributable to the following geographic locations:

	2005	2004	2003
Domestic	348,067	281,477	186,197
Foreign	175,453	68,603	46,360

Total	523,520	350,080	232,557

     Income tax expense attributable to income before income taxes, minority interests and cumulative effect of a change in accounting principle for the years ended December 31, consisted of the following:

	2005	2004	2003
Current
Domestic	18,523	22,266	8,899
Foreign	20,747	14,800	14,511

	39,270	37,066	23,410

Deferred
Domestic	56,912	84,491	52,506
Foreign	10,190	629	7,120

	67,102	85,120	59,626

Total	106,372	122,186	83,036

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)
     Benefits of operating loss carryforwards of EUR 131, EUR 594 and EUR 1,818 were included in the deferred tax expense for the years ended December 31, 2005, 2004 and 2003, respectively.
     The table below provides information on total tax allocation in the financial statements:

	2005	2004	2003
Continuing operations	106,372	122,186	83,036
Reduction of intangible assets	—	(13,303)	—
Other comprehensive income	1,991	1,412	2,787
Additional paid in capital	—	—	451

	108,363	110,295	86,274

Tax for cumulative effect of change in accounting principle	—	—	(6,071)

	108,363	110,295	80,203

     On May 6, 2004 the Austrian National Council passed a tax reform, which became effective as of January 1, 2005. Among other regulations, the reform reduces the corporate tax rate from 34% to 25%, which leads to an overall tax expense of EUR 21,799 from revaluation of the deferred tax assets and liabilities as of December 31, 2004. In 2004, the Company reassessed a valuation allowance that was established at the time of the 3G Mobile business combination and based on that assessment, reduced the valuation allowance by EUR 16,143. Of this amount, EUR 13,303 was used to reduce intangible assets acquired from this acquisition. The balance of EUR 2,840 net of the effect of change in tax rate of EUR 5,811 was credited to the income tax expense.
     The following table shows the principle components for the difference between the reported income tax expense and the amount of income tax expense that would result from applying the Austrian statutory income tax rate to income before income taxes, minority interests and cumulative effect of a change in accounting principle:

	2005	2004	2003
Income tax expense at statutory rate	130,880	119,027	79,069
Foreign tax rate differential	(18,790)	(9,874)	(7,053)
Non-deductible expenses	3,524	2,879	3,792
Tax incentives	(1,923)	(3,450)	(3,673)
Tax free income from investments	(134)	(185)	(563)
Non-deductible impairment charges	4,079	—	—
Change in valuation allowance	(14,125)	(5,566)	7,724
Effect of change in tax rate	47	21,799	—
Tax expense and corrections previous years	3,048	(579)	305
Other	(234)	(1,865)	3,435

Income tax expense	106,372	122,186	83,036

Effective income tax rate	20.3%	34.9%	35.7%
Effective income tax rate excluding effect of change in tax rate	20.3%	28.7%
     Non-deductible expenses mainly consist of interest expenses on shareholder loans and representation expenses. Tax incentives principally consist of research and education incentives and other government grants. The effect of change in tax rate in 2005 is due to a revaluation of the tax assets of COL following a reduction of the corporate tax rate from 26% to 24%, for 2006 and the following periods.
     In 2005, the valuation allowance decreased by EUR 14,125. Changes in the amount of EUR 17,190 were primarily due to a release of valuation allowance of loss carryforwards due to changes in the tax law in Slovenia resulting in an increase of the expiration period of tax loss carryforwards and due to a change in circumstances that caused change in judgement about the realizability of the utilization of the current loss of 3G Mobile. However, this

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
effect was partially offset by establishing a valuation allowance on current losses in the amount of EUR 3,715. In 2004 the valuation allowance decreased by EUR 28,075. That primarily resulted from the reduction of intangible assets of EUR 13,303, related tax benefit thereon of EUR 4,523 and the effect of a change in the tax rate of EUR 11,642. In 2003, the valuation allowance increased by EUR 65,425 of which EUR 57,868 resulted from business combinations and had no impact on the income statement.
     The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31 are shown below.

	2005	2004
Deferred tax assets
Goodwill	1,398	13,510
Deferred deduction for write downs of investments in subsidiaries	26,142	34,565
Operating loss carryforwards	56,366	99,223
Accounts receivable	7,088	1,687
Assets held for sale	—	14,734
Long-term debt	1,027	655
Other liabilities and deferred credits	10,503	11,342
Accrued liabilities	2,784	3,173
Employee benefit obligations	4,022	2,690
Other	8,795	10,971

Total deferred tax assets	118,125	192,550
Valuation allowance	(39,560)	(53,564)

Deferred tax assets, net of valuation allowance	78,565	138,986

Deferred tax liabilities
Property, plant and equipment	(27,971)	(17,449)
Long-term investments	(83)	(84)
Goodwill Mobiltel	(2,076)	—
Other intangible assets	(55,442)	(54,693)
Other	(2,417)	(7,220)

Total deferred tax liabilities	(87,989)	(79,446)

Net deferred tax asset (liability)	(9,424)	59,540

     The net deferred tax assets decreased by EUR 68,964 and resulted in a net deferred tax liability. Of this, EUR 231 related to the acquisition of Mobiltel (see note (2)), EUR 47 related to foreign exchange differences that had no impact on the income statement. The company recorded a deferred tax expense of EUR 67,102. At December 31, 2005, the Company had approximately EUR 221,593 of operating loss carryforwards. Of these, EUR 101,881 relate to foreign subsidiaries and are not available for use in Austria. Of these loss carryforwards relating to foreign subsidiaries, EUR 92,085 have expiration dates as follows:

Years	Amount
2006	395
2007	20,236
2008	37,976
2009	24,122
2010	9,347
2012	9

Total	92,085

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)
     The remaining amount of operating loss carryforwards relate to Austria and do not expire. In Austria the annual usage is limited to 75% of the taxable income for that year.
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
     Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and operating loss carryforwards net of valuation allowances. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.
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
     By their nature, all such instruments involve risk, including market risk and credit risk of nonperformance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheets. However, at December 31, 2005 and 2004, in management’s opinion the probability of nonperformance of the counterparties in these financial instruments was remote.
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

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)
Information with respect to cash flow hedges
     Changes in the fair value of interest rate swaps designated as hedging instruments of variability of cash flows associated with variable rate long-term debt are reported in accumulated other comprehensive income. These amounts are subsequently classified into financial income as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings. In 2005 and 2004, respectively, no hedge ineffectiveness occurred.
Interest rate swap agreements
     The Company entered into interest rate swaps to reduce the aggregate exposure to changes in floating interest rates and fair market value fluctuations of the debt portfolio. Fixed interest rate payments as of December 31, 2005, ranged from 3.38% to 5.00%. Floating-rate payments are based on rates tied to different inter-bank offered rates.
     In line with its risk policy, the Company entered into fixed to floating interest rate swaps in 2005 and 2003. The floating rate is based on EURIBOR and enables the company to benefit from current low short-term interest rates.
     The following table indicates the types of swaps in use at December 31, 2005 and 2004, and their weighted-average interest rates and the weighted-average remaining terms of the interest rate swap contracts. Average variable rates are those in effect at the reporting date and may change significantly over the lives of the contracts:

	2005	2004
Variable to fixed swaps in EUR
Notional amount in EUR	—	145,346
Average receive rate	—	2.26%
Average pay rate	—	6.66%
Average maturity in years	—	0.4

Fixed to variable swaps in EUR
Notional amount in EUR	800,000	300,000
Average receive rate	3.98%	5.00%
Average pay rate	2.62%	3.02%
Average maturity in years	5.38	8.5
Foreign exchange agreements
     The Company entered into foreign currency denominated loans because of low interest rates connected to loans denominated in Swiss Francs (“CHF”). These loans were repaid in 2005. The use of cross currency swaps allowed the Company to reduce the exposure to the risk of adverse changes in exchange rates. Fixed interest rates as of December 31, 2004, ranged from 7.6% to 7.7%.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)
     The following table indicates the types of foreign exchange agreements in use at December 31, 2005 and 2004, and if applicable their weighted-average interest rates, the weighted-average remaining terms and the respective exchange rates of the contracts:

	2005	2004
Cross Currency Swaps EUR — CHF
Notional amount in EUR	—	176,635
Notional amount in CHF	—	300,000
Average receive rate — CHF	—	5.47%
Average pay rate — EUR	—	7.65%
Average maturity in years	—	0.4

Forward exchange contracts — US $
Notional amount in EUR	2,794	4,399
Notional amount in US $	3,300	5,700
Forward exchange rate (weighted)	1.18	1.30
Exchange rate as of the balance sheet date	1.18	1.36
Longest term of the contracts	February 2006	April 2005
     The notional amounts of the derivative instruments above do not represent amounts exchanged by the parties and, therefore, are not a measure of our exposure. The Company’s exposure is limited to the fair value of the contracts with a positive fair value plus interest receivable, if any, at the reporting date.
     The following table summarizes the fair values of financial instruments:

	2005		2004
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial instruments
Cash	116,756	116,756	288,195	288,195
Accounts receivable — trade	452,878	452,878	408,820	408,820
Accounts receivable — sold	228,878	228,878	173,350	173,350
Balances due from related parties	66	66	85	85
Accounts payable —trade	(529,197)	(529,197)	(534,498)	(534,498)
Payables to related parties	(20,244)	(20,244)	(22,924)	(22,924)
Securities held-to-maturity	145,796	154,208	120,946	133,865
Securities available-for-sale	16,448	16,448	19,656	19,656
Long-term debt	(2,557,703)	(2,786,345)	(1,647,171)	(1,772,904)

Derivative financial instruments
Interest rate swap agreements	(5,311)	(5,311)	(17,294)	(17,294)
Cross currency swap agreements	—	—	15,849	15,849
Foreign currency forward contract	(1)	(1)	(216)	(216)

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)
(23) SHAREHOLDERS’ EQUITY
Share Capital
     At the Annual General Meeting on June 3, 2004 the Management Board was authorized to issue convertible bonds, which grant the holders subscription and/or conversion rights of up to 90,000,000 shares. The authorization was given for a period of 5 years from the day of authorization and ends in 2009.
     In addition, the Management Board was authorized to increase the share capital by up to EUR 109,050 by issuing 50,000,000 ordinary shares to holders of convertible bonds to the extent that they exercise their subscription and/or conversion rights.
Dividend Payment
     On May 25, 2005 the shareholders approved at the Annual General Meeting a dividend distribution of Euro 0.24 per zero par value share. The overall dividend payment amounted to EUR 117,866 and was distributed on June 6, 2005.
     On June 3, 2004 the shareholders approved at the Annual General Meeting of the company a dividend distribution of Euro 0.13 per share. The overall dividend payment totaled EUR 64,578 and was distributed on June 15, 2004.
     The net income of Telekom Austria AG amounts to EUR 301,778 and EUR 412,683 in the year 2005 and 2004, respectively. According to Article 126 of the Stock Corporation Act, the Supervisory Board and the Management Board decided to transfer an amount of EUR 50,000 and EUR 271,931 out of Telekom Austria AG 2005 and 2004 net income of EUR 301,778 and EUR 412,683 to retained earnings, resulting in unappropriated profits of EUR 279,794 and EUR 145,882 in the years 2005 and 2004, respectively. The Management Board and Supervisory Board plan to propose to the shareholders at the Annual General Meeting to distribute from unappropriated earnings a dividend of Euro 0.55 per share.
Treasury stock
     At the Annual General Meeting on May 25, 2005, the Management Board was authorized to acquire treasury stock to the maximum extent legally permitted at a minimum price of Euro 9 and a maximum price of Euro 21 per share during a period of 18 months, ending November, 2006. The Management Board was empowered (i) to use this treasury stock to satisfy obligations under the stock option programs described in note(20), (ii) to use it to satisfy obligations resulting from the issue of convertible bonds, (iii) to use it as consideration for acquisitions (iv) to retire it up to a maximum share capital decrease of EUR 109,050 or (v) to sell it in the stock exchange or in a public offering.
     On February 27, 2004, the Company exercised its 3,326,881 American call options on treasury stock which were acquired during the Initial Public Offering in November 2000 to limit the Company’s exposure under the stock option plan that expired on February 27, 2004. The strike price of each call option was Euro 9. Following the exercise of the American call option, the Company held 3,326,881 shares in treasury, 0.67% of its share capital, and available for issuance to employees under the employee stock option plan. During the year ended December 31, 2004, 89,748 options were exercised in shares by employees at the exercise price of Euro 9. The remaining option

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)
holders elected to receive cash for the difference between the exercise price and the average quoted price of Telekom Austria stock.
     Furthermore, the Company acquired 11,241,412 and 3,018,561 shares of treasury stock at an average purchase price of Euro 16.41 and Euro 11.34 in the years ended December 31, 2005 and 2004, respectively.
     As of December 31, 2005, the Company holds 17,497,106 shares in treasury at an average purchase price of Euro 14.16 per share reported as a reduction to shareholders’ equity in the amount of EUR 247,818 as a result of these transactions.
Earnings per share
     Basic earnings per share and diluted earnings per share for the years ended December 31, 2005 and 2004 is calculated as follows:

	2005	2004
Net Income of the year ended December 31	417,146	227,263
Weighted average number of common shares outstanding	489,050,517	496,495,378
Dilutive effect of Stock Option Plan 2004	—	29,449
Weighted average number of dilutive shares outstanding	489,050,517	496,524,827

Basic earnings per share	Euro 0.85	Euro 0.46
Diluted earnings per share	Euro 0.85	Euro 0.46
     On April 19, 2004, the first tranche of 2,392,925 options was granted to eligible employees within the scope of the Stock Option Plan 2004 as described in note (20). The Company determined the dilutive effect of this transaction for periods ended June 30, September 30, and December 31, 2004. In March 2005, the Company announced its intention to settle the first tranche of the Stock Option Plan 2004 in cash. Consequently, the Company determined that the Stock Option Plan 2004 does not provide any potential common shares as of December 31, 2005.
Shares held by members of the Management Board
     The members of the Management Board hold shares in the Company as follows:

	Number of shares
	January 1,			December 31,
	2005	Purchased	Sold	2005
Heinz Sundt	13,011	—	—	13,011
Boris Nemsic	10,110	3,000	—	13,110
Stefano Colombo	12,212	800	—	13,012
Rudolf Fischer	13,007	—	—	13,007

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)
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
     Changes in the time value of the derivatives are not excluded from the assessment of hedge effectiveness and are recorded in earnings. Hedge ineffectiveness, determined in accordance with SFAS No. 133, had no impact on the Company’s earnings for the years ended December 31, 2005 and 2004, respectively. All cash flow hedges were realized during the years ended December 31, 2005. In the year ended December 2005 and 2004, respectively, the Company realized a gain of EUR 2,847 and EUR 268 net of income tax.
     The cumulative unrealized gains and losses from hedging activities recorded in other comprehensive income are as follows:

	December 31,	December 31,
	2005	2004
Unrealized Losses
Gross	—	(4,313)
Less income tax	—	1,466

Unrealized net loss, net of income tax	—	(2,847)
Other comprehensive income
     Other comprehensive income consists of the following items:

		Unrealized		Accumulated
	Unrealized	gain (loss) on	Foreign	other
	gain (loss) on	hedging	currency	comprehensive
	securities	activities	translation	income
Balance January 1, 2003	(848)	(10,342)	8,106	(3,084)
Changes, net of income tax	2,214	3,195	(10,690)	(5,281)

Balance December 31, 2003	(2,655)	268	(414)	(3,069)
Changes, net of income tax	1,096	4,032	(4,167)	1,229

Balance December 31, 2004	(193)	(2,847)	(7,165)	(10,205)
Realized gain (loss), net of income tax	(8)	2,847	1,157	3,996
Changes, net of income tax	602	—	12,939	13,541

Balance December 31, 2005	401	—	6,931	7,332

Sale of American call option
     The Company had classified the shares issued under this option as permanent equity, since the optional shares were registered, issued and outstanding, and the Company was under no obligation to repurchase any shares unless it desired to do so.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)
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
     The net income of Telekom Austria AG under Austrian GAAP including released untaxed reserves of EUR 7,997 and EUR 48,506 amounts to EUR 301,778 and EUR 412,683 in the years ended December 31, 2005 and 2004, respectively.
(24) REVENUES

Year ended December 31,	2005	2004	2003
Revenues from services	4,093,238	3,810,891	3,726,955
Revenues from sales of merchandise	284,053	245,377	242,795

Total	4,377,291	4,056,268	3,969,750

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)
(25) OTHER OPERATING EXPENSES

Year ended December 31,	2005	2004	2003
Interconnection	489,586	452,171	421,787
Services received	253,125	221,952	211,445
Repairs	176,144	177,277	178,256
Charges from related parties	13,022	13,241	15,013
Advertising and marketing	229,580	198,138	198,362
Rental expenses	83,534	79,204	74,358
Legal and other consulting	38,862	40,354	44,451
Commission expenses	56,409	41,301	41,078
Bad debt expenses	43,393	24,707	30,629
Other support services	110,076	109,721	96,684
Travel expenses	22,777	22,302	23,696
Energy	23,599	21,824	21,979
Other non income taxes	6,185	8,023	7,201
Training expenses	12,928	11,657	13,129
Other	35,412	67,352	85,453

Total	1,594,632	1,489,224	1,463,521

     In accordance with SFAS No. 144, as amended, the Company recorded a net gain from retirement of long-lived assets in 2005 of EUR 1,510 in 2005 and a net loss from retirement of long-lived assets in 2004 and 2003 respectively, of EUR 28,788 and EUR 41,571, which are presented in other operating expenses, other.
(26) OTHER, net

Year ended December 31,	2005	2004	2003
Foreign exchange losses	(149,996)	(103,572)	(246,883)
Foreign exchange gains	151,139	107,081	242,013
Dividend income	41	7	48
Other	10,841	12,140	4,255

Total	12,025	15,656	(567)

     In other income net impairment charges recorded on investments totaling EUR 284, EUR 716 and EUR 2,840 were recorded for the years ended December 31, 2005, 2004 and 2003, respectively.
(27) COMMITMENTS AND CONTINGENCIES
     The Company had further purchase obligations amounting to EUR 3,020,184 and EUR 1,754,300, of which EUR 866,130 and EUR 538,500 is short-term as of December 31, 2005 and 2004, respectively. These obligations include purchase commitments for property, plant and equipment as well as for intangible assets and other non-redeemable contractual commitments such as service agreements and interconnection obligations.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)
     In the normal course of business the Company is subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to interconnection. Such matters are subject to many uncertainties, and outcomes are not predictable with certainty. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2005. These matters could affect the operating results or cash flows of any one quarter when resolved in future periods. However, management believes that after final disposition, any monetary liability or financial impact to the Company beyond that provided for at year end would not be material to its consolidated financial statements.
(28) CASH FLOW STATEMENT
     Following is a summary of supplemental cash flow information:

Years ended December 31,	2005	2004	2003
Cash paid for
Interest	145,709	161,057	182,836
Income taxes	57,349	23,330	16,246

Cash received for
Interest	14,148	8,080	3,128
Tax refunds	—	—	—

Non cash investing and financing
Dividends	—	—	—
(29) SEGMENT REPORTING
     The Company organizes its operations into three segments: wireline, wireless and other activities.
     Wireline includes fixed line, data communications and internet services and focuses on wholesale and retail customers. Wholesale customers including telecommunications operators and service providers are offered network- based services, while retail customers, including business and residential end-users are offered voice telephony, data communications, internet and other services.
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

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see note (1)).
     For the year ended December 31, 2005 and 2004, respectively, the segment totals reconcile to the consolidated financial statements as a result of eliminating transactions and balances between consolidated segments

			Other	Segment
	Wireline	Wireless	activities	totals	Eliminations	Consolidated
Year ended December 2005
External revenues	1,973,212	2,404,032	47	4,377,291	—	4,377,291
Intersegmental revenues	161,956	85,156	—	247,112	(247,112)	—

Total revenues	2,135,168	2,489,188	47	4,624,403	(247,112)	4,377,291
adj. EBITDA (excl. Impairment charges)	786,730	969,029	(101)	1,755,658	1,523	1,757,181
Impairment charges	16,317	1,071	—	17,388	—	17,388
adj. EBITDA	770,413	967,958	(101)	1,738,270	1,523	1,739,793
Depreciation and amortization	704,495	415,727	—	1,120,222	(421)	1,119,801
Operating Income	65,918	552,231	(101)	618,048	1,944	619,992

Total assets	5,421,194	4,965,138	2,713,776	13,100,108	(4,688,255)	8,411,853
Expenditures for additions to long-lived assets	314,145	313,494	—	627,639	—	627,639

			Other	Segment
	Wireline	Wireless	activities	totals	Eliminations	Consolidated
Year ended December 2004
External revenues	2,013,563	2,042,678	27	4,056,268	—	4,056,268
Intersegmental revenues	171,179	82,805	—	253,984	(253,984)	—

Total revenues	2,184,742	2,125,483	27	4,310,252	(253,984)	4,056,268
adj. EBITDA (excl. Impairment charges)	814,328	765,443	(39)	1,579,732	(10,894)	1,568,838
Impairment charges	1,334	—	—	1,334	—	1,334
adj. EBITDA (incl. Impairment charges)	812,994	765,443	(39)	1,578,398	(10,894)	1,567,504
Depreciation and amortization	757,174	358,077	—	1,115,251	(421)	1,114,830
Operating Income	55,820	407,366	(39)	463,147	(10,473)	452,674

Total assets	5,260,231	3,181,735	1,250,869	9,692,835	(2,450,328)	7,242,507
Expenditures for additions to long-lived assets	280,390	267,779	—	548,169	—	548,169

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)

			Other	Segment
	Wireline	Wireless	activities	totals	Eliminations	Consolidated
Year ended December 2003
External revenues	2,029,893	1,939,857	—	3,969,750	—	3,969,750
Intersegmental revenues	167,758	90,344	—	258,102	(258,102)	—

Total revenues	2,197,651	2,030,201	—	4,227,852	(258,102)	3,969,750
Adj. EBITDA (excl. Impairment charges)	780,508	727,057	(45)	1,507,520	2,277	1,509,797
Impairment charges	6,825	—	—	6,825	—	6,825
Adj. EBITDA (incl. Impairment charges)	773,683	727,057	(45)	1,500,695	2,277	1,502,972
Depreciation and amortization	807,935	325,620	—	1,133,555	(407)	1,133,148
Operating Income	(34,252)	401,437	(45)	367,140	2,684	369,824

Total assets	6,116,105	3,131,630	1,125,178	10,372,913	(2,476,648)	7,896,265
Expenditures for additions to long-lived assets	299,918	300,129	—	600,047	(363)	599,684
Adjusted EBITDA differs from consolidated net income as a result of the following differences:

	Year ended December 31,
	2005	2004	2003
adj. EBITDA (excl. Impairment charges) — segment totals	1,755,658	1,579,732	1,507,520
Impairment charges	(17,388)	(1,334)	(6,825)

adj. EBITDA (incl. Impairment charges) — segment totals	1,738,270	1,578,398	1,500,695
Depreciation and amortization	(1,119,801)	(1,114,830)	(1,133,148)
Interest income	89,084	70,016	75,167
Interest expense	(198,151)	(188,818)	(230,979)
Equity in earnings of affiliates	570	552	19,112
Other	13,548	4,762	1,710

Income before taxes, minority interests and cumulative effect of change in accounting principle	523,520	350,080	232,557
Income tax expense	(106,372)	(122,186)	(83,036)
Minority interests	(2)	(631)	(3,422)
Cumulative effect of change in accounting principle, net of tax	—	—	(11,858)

Net income	417,146	227,263	134,241

     In 2005, 2004 and 2003, more than 82%, 88% and 89%, respectively, of the revenues generated by the reportable segments relate to operations in Austria. As of December 31, 2005 and 2004, respectively, 68% and 90% of the long-lived assets were located in Austria.
(30) SUBSEQUENT EVENTS
     Based on the relevant approval by the Supervisory Board, the third tranche of 3,897,968 options was granted to the eligible employees under the stock option plan 2004 (see note (20))on January 12, 2006. The exercise price of Euro 18.91 was defined as the average quoted closing price of Telekom Austria stock during a period of twenty trading days ending two days before the granting of options. The options can be settled either in cash or in shares at the Company’s choice. Vesting of the stock options awarded is based on the performance of basic earnings per share

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(All amounts in EUR ‘000s)
adjusted for certain effects. The options have a vesting period of about 14 months from the grant day and an exercise period of three years after becoming exercisable.
     On January 31, 2006, ÖIAG reduced its holding from 30.17% to approximately 29.99% of voting common shares through delivery of shares to investors holding exchangeable notes.
     In January 2006, the Company announced resignation of CEO Mr. Heinz Sundt as of May 23, 2006. At the same time, Mr. Boris Nemsic was appointed as successor and will become Chief Executive Officer of the Company on May 24, 2006 in addition to his position as CEO of mobilkom austria. Mr. Rudolf Fischer was appointed as successor deputee CEO.
     On March 1, 2006, the Company sold 16.667% of paybox austria GmbH and reduced its interest to 83.333%. The sales price amounted to EUR 200. As a consequence of participation rights given to the buyer, the Company will no longer consolidate paybox austria GmbH but will account for the investment using the equity method.