Form 20-F
period 2006-12-31
TELEKOM AUSTRIA AG
filed 2007-03-30
CIK 1127051

As filed with the Securities and Exchange Commission on March 30, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
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
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ☐ Yes ☑ No
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑      Accelerated filer ☐      Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

REFERENCES
     In this annual report “Telekom Austria” or “we” refers to Telekom Austria AG and its consolidated subsidiaries, of which mobilkom austria is a part of. “mobilkom austria” refers to mobilkom austria AG (formerly mobilkom austria AG & Co KG, for further details see ”Item 4. Information on the Company — 4.1. History and Development of the Company”, and its subsidiaries. “Mobiltel” refers to Mobiltel EAD and its subsidiaries. If any other company is being referred to its full name is used. “Wireline segment” comprises Telekom Austria AG and its subsidiaries with the exception of mobilkom austria and its subsidiaries. “Wireless segment” comprises mobilkom austria AG and its subsidiaries.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
3.1. SELECTED FINANCIAL AND OTHER DATA
     The information appearing below under the headings consolidated statements of operations, consolidated cash flow data and consolidated balance sheet data is derived from our consolidated financial statements.
     For the years 2003, 2004, 2005 and 2006 we have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, which differ in certain material respects from U.S. GAAP. For a reconciliation and discussion of the principal differences between IFRS and U.S. GAAP as they relate to Telekom Austria, see notes (36) and (37) of the accompanying consolidated financial statements. Our consolidated financial statements for 2004, 2005 and 2006 presented in accordance with IFRS are included elsewhere in this annual report.
     Prior to our adoption of IFRS in 2006, with a transition effective date of January 1, 2003, we presented our financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The selected financial data according to U.S. GAAP presented in the table below for the years 2002 through 2005 is derived from our U.S. GAAP financial statements, which are not included herein.
     You should read our selected financial and other data together with our consolidated financial statements, Risk Factors and Operating and Financial Review and Prospects appearing elsewhere herein.
     Our discussion and analysis of our financial conditions and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with IFRS and which, as described in note (36) reconciliation of the accompanying consolidated financial statements included elsewhere herein, differ in certain material respects from U.S. GAAP.

Selected Financial Data according to IFRS	Year ended December 31,
	2006	2005	2004	2003
	(in EUR millions, except per share information)
Consolidated statements of operations (3):
Operating revenues (1)	4,759.6	4,365.2	4,042.9	3,959.8
Other operating income	59.2	54.8	50.5	46.7
Operating expenses:
Materials	(385.2)	(350.1)	(327.5)	(299.6)
Employee costs, including benefits and taxes	(768.3)	(698.5)	(692.0)	(719.3)
Depreciation and amortization	(1,123.9)	(1,121.4)	(1,114.8)	(1,133.1)
Impairment charges	(10.5)	(17.4)	(1.3)	(6.8)
Other operating expenses	(1,758.5)	(1,612.9)	(1,488.3)	(1,472.7)

Total operating expenses	(4,046.4)	(3,800.3)	(3,623.9)	(3,631.5)

Operating income	772.4	619.7	469.5	375.0
Other income (expense):
Interest income	20.0	32.7	17.5	17.8
Interest expense	(133.5)	(144.9)	(142.1)	(175.0)
Foreign exchange differences	(0.3)	1.3	0.0	(0.1)
(Loss) income from investments	(0.7)	3.8	10.5	(4.8)
Equity in earnings of affiliates	0.0	0.6	0.5	19.1

Income before income taxes	657.9	513.2	355.9	232.0
Income tax expense	(96.1)	(104.3)	(135.5)	(80.8)

Net income	561.8	408.9	220.4	151.2

Attributable to:
Equity holders of the parent	561.8	408.9	219.8	147.2
Minority interests	0.0	0.0	0.6	3.9

Basic and fully diluted earnings per share	1.19	0.84	0.44	0.30

	Year ended December 31,
	2006	2005	2004	2003
	(in EUR millions)
Consolidated cash flow data:
Cash generated from operations	1,589.9	1,637.7	1,319.2	1,325.6
Cash used in investing activities	(971.6)	(1,780.9)	(509.3)	(643.9)
Cash used in financing activities	(608.8)	(28.1)	(719.5)	(512.5)
Effect of exchange rate differences	(1.2)	(0.1)	(4.1)	5.4

Net increase (decrease) in cash and cash equivalents	8.3	(171.4)	86.3	174.6

Selected Financial Data according to IFRS	At December 31,
	2006	2005	2004	2003
	(in EUR millions)
Consolidated balance sheet data:
Assets:
Current assets	1,160.2	1,096.5	1,275.7	1,143.7
Property, plant and equipment, net	3,216.0	3,583.0	3,746.7	4,277.3
Goodwill and Intangible assets, net	3,043.7	2,852.4	1,439.1	1,489.2
Investments and long-term financial assets	81.5	90.5	83.8	114.7
Other assets and deferred tax assets	58.2	74.3	135.8	233.3
Due from related parties (long-term)	0.1	—	—	—

Total assets	7,559.7	7,696.7	6,681.1	7,258.2

Liabilities:
Current liabilities	1,657.3	1,855.5	1,942.3	1,853.1
Long-term debt, net of current portion	2,750.1	2,557.7	1,647.2	2,342.3
Lease obligations, net of current portion	57.4	68.7	63.5	72.0
Employee benefit obligations	111.6	109.5	107.9	164.4
Other liabilities and deferred income taxes	159.8	186.6	121.8	113.0

Total liabilities	4,736.2	4,778.0	3,882.7	4,544.8
Stockholders’ equity	2,823.5	2,918.7	2,798.4	2,713.4

Total liabilities and stockholders’ equity	7,559.7	7,696.7	6,681.1	7,258.2

Data according to IFRS for the year 2002 are not available without undue effort and cost and are therefore not presented here.

Selected Financial Data according to U.S. GAAP	Year ended December 31,
	2006	2005	2004	2003	2002
	(in EUR millions, except per share information)
Consolidated statements of operations (3):
Operating revenues (1) (2)	4,771.3	4,377.3	4,056.3	3,969.8	3,118.1
Operating income	764.8	620.0	452.7	369.8	57.4
Net income (loss) before income taxes and minority interests	669.4	523.5	350.1	232.6	43.8
Minority interests	0.0	(0.0)	(0.6)	(3.4)	(4.9)
Net income	620.8	417.1	227.3	134.2	12.8

Basic and fully diluted earnings (loss) per share	1.31	0.85	0.46	0.27	0.03
Basic and fully diluted earnings (loss) per share excluding extraordinary items	1.31	0.85	0.46	0.27	0.03
Basic and fully diluted earnings (loss) per share excluding cumulative effect of change in accounting principle	1.31	0.85	0.46	0.29	0.03

Selected Financial Data according to U.S. GAAP	At December 31,
	2006	2005	2004	2003	2002
	(in EUR millions)
Consolidated balance sheet data:
Assets:
Total current assets	1,160.0	1,204.6	1,273.9	1,124.8	865.2
Total assets	8,132.6	8,411.9	7,242.5	7,896.3	8,534.3
Liabilities:
Total current liabilities	1,632.2	1,929.6	1,887.4	1,794.9	2,614.2
Total long-term liabilities	3,681.6	3,612.8	2,613.5	3,462.0	3,410.6
Total stockholders’ equity	2,818.8	2,869.5	2,741.6	2,639.4	2,509.5
Total liabilities and stockholders’ equity	8,132.6	8,411.9	7,242.5	7,896.3	8,534.3
Share capital	1,090.5	1,090.5	1,090.5	1,090.5	1,090.5

	At December 31,
Other data	2006	2005	2004	2003	2002
Wireline (in thousands)
Fixed access lines	2,642.6	2,801.9	2,906.7	3,010.8	3,097.3
Fixed access channels	3,240.7	3,433.7	3,570.7	3,684.2	3,762.3
Internet customers in Austria	1,505.9	1,424.2	1,187.0	1,026.6	846.5
thereof ADSL customers	571.4	468.5	298.4	207.6	143.1
Customers Czech On Line	148.2	187.9	247.1	279.4	275.3
Wireless customers (in thousands)
Austria	3,630.5	3,392.2	3,273.6	3,163.2	3,001.4
Bulgaria	4,267.9	3,594.2	n.a.	n.a.	n.a.
Croatia	1,912.3	1,612.9	1,308.6	1,210.5	1,097.8
Slovenia	420.9	359.6	363.3	361.5	350.0
Liechtenstein	4.8	4.2	3.5	2.5	2.0

Total	10,236.4	8,963.1	4,949.0	4,737.7	4,451.2

Full-time equivalent employees	15,428	15,595	13,307	13,890	14,951

(1)	In 2003, the Austrian Supreme Court ruled that no contractual relationship exists between value added service providers (VASP) and Telekom Austria, with the contractual relationship being established directly between the VASP and the customers. We are no longer considered the primary obligor and ceased reporting revenues on a gross basis beginning on October 1, 2003. Had the ruling been in effect for all of 2003 and 2002, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45.9 million and EUR 51.2 million, respectively. This change had no impact on operating income.

(2)	On June 28, 2002 we acquired the remaining 25.001% of mobilkom austria AG & Co KG from Telecom Italia Mobile International, which also held certain blocking rights that precluded us from consolidating mobilkom austria in prior years. Our consolidated figures now include mobilkom austria group’s results of operations since June 28, 2002 and are therefore not directly comparable with previous years.

(3)	Starting from July 12, 2005, we included the results of operations of Mobiltel AD in our consolidated financial statements (see note (2) of the accompanying consolidated financial statements). Therefore consolidated 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 2005 include contributions from Mobiltel only for the period from July 12, 2005 through December 31, 2005.

3.2. DIVIDENDS
     The following table sets forth the annual dividends declared and paid. Dividend amounts have been converted into U.S. dollars based at the noon buying rate on the respective dividend payment dates.

				Shares outstanding
			Total dividends	as of date of
For the fiscal year	Dividends declared and paid per share		declared and paid	declaration
	EUR	USD	EUR	number
2001	—	—	—	—
2002	—	—	—	—
2003	0.13	0.16	64.6 million	496.8 million
2004	0.24	0.29	117.9 million	491.1 million
2005	0.55	0.71	261.2 million	474.9 million
     We did not pay dividends for 2001 and 2002. Under Austrian law, we may pay dividends only from net income as shown in the annual financial statements of Telekom Austria AG prepared under Austrian GAAP. The Management Board and Supervisory Board plan to propose to the shareholders at the annual general meeting on May 30, 2007 a distribution from unappropriated earnings of EUR 0.75 per no par value share for the fiscal year 2006.
     The payment of future dividends depends on our earnings, financial condition and other factors, including cash requirements, our future prospects, taxation and regulations. Investors should not assume that any dividend will actually be paid or make any assumption about the amount which may be paid in any given year. Our historical pay-out ratio of dividends should not be considered as indicative of our future dividend pay-out ratio. Any dividends paid will be subject to Austrian withholding tax. For further information on Austrian withholding tax, see “Item 10. Additional Information — 10.2. Taxation — Austrian taxation”.
     Cash dividends payable to the holders of shares listed on the Vienna Stock Exchange will be paid to an Austrian bank – which will be selected and announced in due time prior to our annual general meeting (AGM) on May 30, 2007 – as paying agent, in euro for disbursement to shareholders. Cash dividends payable to holders of American Depository Shares (ADS) listed on the New York Stock Exchange will be paid to The Bank of New York, which will convert the dividends into U.S. dollars, at the rate of exchange applicable on the date such dividends are paid, for disbursement to such holders. For further information regarding dividends see “Item 8. Financial Information — 8.2. Other Information – Dividends”.

3.3. EXCHANGE RATE INFORMATION
     Our shares are quoted in euro on the Vienna Stock Exchange. Our ADSs are quoted in U.S. dollars and traded on the New York Stock Exchange.
     Exchange rate fluctuations between the euro and the U.S. dollar may affect the U.S. dollar equivalent of the euro price of our shares on the Vienna Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange. In the future we will declare any cash dividends in euro and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion of cash dividends on the shares represented by the ADSs. The following table shows, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. These rates are provided solely for your convenience. We do not represent that the euro could be converted into U.S. dollars at these rates or at any other rate. The high and low columns show the highest and lowest quotes, respectively, on any business day during the relevant period. On March 28, 2007, the noon buying rate translated to EUR 1.00 = USD 1.3331.

Year or Month	End of period	High	Low	Average
	USD per EUR 1.00 (1)
2002	1.0485	1.0485	0.8594	0.9495
2003	1.2597	1.2597	1.0361	1.1411
2004	1.3538	1.3625	1.1801	1.2478
2005	1.1842	1.3476	1.1667	1.2400
2006	1.3197	1.3327	1.1860	1.2661
October 2006	1.2773	1.2773	1.2502
November 2006	1.3261	1.3261	1.2705
December 2006	1.3197	1.3327	1.3073
2007
January 2007	1.2998	1.3286	1.2904
February 2007	1.3230	1.3246	1.2933
March 2007 (through March 28)	1.3331	1.3359	1.3094

(1)	Based on the U.S. Federal Reserve Bank noon buying rate for the euro. The average exchange rates for 2002, 2003, 2004, 2005 and 2006 are calculated using the rate on the last business day of each month during the period specified.

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
     As a result thereof we have reduced our tariffs in response to increasing downward pressure on tariffs. Competition from existing and new operators may result in further tariff reductions.
     Other factors that may increase competition include movement from fixed line to mobile communications and the liberalization of the market. Competition from existing and new operators may result in losses of market share and further tariff reductions. Other factors that may increase competition include new forms of telecommunication that circumvent conventional tariff structures as well as licensing schemes and alternative technologies such as wireless access. Voice over IP and WIMAX are technologies, that have the potential to partially substitute existing technologies and services and reduce our market share and revenues. For further information, see “Item 4. Information on the Company — 4.2. Business overview.
     Consolidation among our competitors in the markets in which we operate may also affect our market position. In April 2006, the merger of two of our competitors in the Austrian mobile communication market, T-Mobile Austria and tele.ring, was approved by the European Commission and the Austrian regulatory authority. The conditions imposed on T-Mobile with the approval include an obligation to offer for sale redundant infrastructure as well as UMTS frequencies to smaller operators, which may result in a strengthening of the market positions of such purchasers. The takeover significantly raised the market share of T-Mobile and may improve its market position in relation to mobilkom austria AG, which is currently the market leader. A further increase in the competition in the fixed line and mobile communications markets may have a negative impact on our revenues and profitability.
     In Austria, we also compete with mobile virtual network operators (MVNO) and service providers that offer wireless communications services without maintaining their own networks. Many of these operators offer low-cost services targeted at a specific market. Examples include offering inexpensive prepaid and contract tariffs or focusing on the immigrant population. The ability of these low-cost providers to attract customers away from traditional service providers such as ourselves may have a negative impact on our market share. The emergence of new MVNO’s and service providers might have a negative impact on market share and perpetuate downward pressure on tariffs.
     There are legal actions of consumer interest groups regarding per second billing. In Austria all mobile service providers have tariff models with 30, 60 or 90 seconds billing. In 2006, mobilkom austria AG, T-Mobile, tele.ring and ONE launched special tariffs with per second billing. For further information see “Item 8.2. Other Information — Litigation — Wireless”. If any consumer rights regulation were to be enacted in Austria regarding this practice, it could have a negative impact on our revenues.
     At year-end, approximately 68% of our revenues were generated in the Austrian market. Both the Austrian mobile communications and fixed line markets are saturated, highly competitive and characterized by fierce competition. If this development continues our profitability may decline.
     Austria has one of the highest penetration rates of mobile communications in Europe, reaching 114.2% as of December 31, 2006. This figure reflects the fact that customers use more than one SIM-card (Subscriber Identification Module). Since the market has been approaching saturation in terms of customer growth, we are focusing on retention of the existing customer base leading to increased customer retention costs in total due to an ever increasing number of customers. Competition among the various service providers is based on handset subsidies as well as extremely low tariffs. Our competitors compete increasingly through lower tariffs and by offering free calls in defined destinations with a low level of monthly fixed fees. As customer retention costs increase, a continuation of the low tariffs offered by our competitors would have a material adverse effect on our profitability. We generate about 59% of our revenues of the Wireless segment in Austria, therefore our success is still dependent on the Austrian market with the markets outside of Austria continuously gaining on importance. However, the increasing saturation of the Austrian fixed line and mobile communications markets may adversely affect our results of operations which might not be compensated by the profitability of our investments in telecommunications companies outside Austria.
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
     Moreover there is a risk that we will not succeed in making customers sufficiently aware of existing and future value added services and creating customer acceptance of these services. This risk exists in particular with respect to our anticipated future growth drivers in the mobile communications area (e.g. mobile data services provided via UMTS, High Speed Downlink Packet Access (HSDPA) or other technologies) and in the fixed line communications area (e.g. Asymmetric Digital Subscriber Line (ADSL). Furthermore additional competition may arise from IT companies which position themselves as full IT and telecommunications providers on the Austrian market and compete strongly for the large corporate accounts.
     A lack of market acceptance of services based on 3G technology like UMTS, Enhanced Data rates for Global Evolution (EDGE ) or HSDPA mobile communications systems with high transmission rates conceived for data, video- or Internet-telephony use could have a negative impact on our revenues and results of operations including the possibility that we will not be able to recover our investments in 3G technology.
     We may be adversely affected if we fail to successfully implement our Internet and broadband strategy in Austria.
     The introduction of Internet and broadband services is an important element of our growth strategy and provides an opportunity to increase the use of our networks in Austria. Our strategy is to replace the mature, traditional voice services with value added content and services for individual consumers and small and medium-sized companies. Our ability to successfully implement this strategy may be affected if:
•	Internet usage in Austria grows more slowly than anticipated, for reasons such as changes in Internet users’ preferences;

•	broadband penetration in Austria does not grow as we expect;

•	competition increases, for reasons such as the entry of new competitors, consolidation in the industry or technological developments introducing new platforms for Internet access and/or Internet distribution or other operators having the ability to provide broadband connections superior to those that we can offer; and

•	we experience any network interruptions or related problems with network infrastructure.
     Any of the above factors may adversely affect the successful implementation of our strategy, our business and results of operations.
     As a result of our high number of civil servants, we are limited in our ability to adjust our operating expenses according to the changing market environment.
     In recent years we have taken measures in order to cut our costs and enhance our competitiveness. One of these measures was to reduce our existing workforce. Currently, 44% of all employees of Telekom Austria are civil servants who cannot be dismissed without cause. In the past we have implemented early retirement packages for voluntary retirement of our employees, however, changes in Austrian law no longer allow this. In view of the increasingly competitive environment in which we operate, such restrictions may have an adverse impact on our results of operations. The restrictions of the Austrian Career Public Service Regulations Act on further reducing our current workforce could have a negative impact on our profitability.
     Regulatory decisions and changes in the regulatory environment could adversely affect our business
     Most of our fixed and mobile telecommunications operations, as well as our broadband services businesses, are subject to extensive regulatory requirements in Austria and our international operations and investments are subject to regulation in their host countries.
     We are unable to predict the impact of any proposed or potential changes in the regulatory environment in which we operate both in Austria and internationally. Changes in laws, regulations or government policy or adverse court decisions could adversely affect our business and competitiveness. In particular, our ability to compete effectively in our existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which we are subject or extend them to new services and markets. Finally, decisions by regulators regarding the granting, amendment or renewal of licenses, to us or to third parties, could adversely affect our future operations in Austria and in other countries where we operate.
     In July 2006, the European Commission proposed roaming regulations pursuant to which mobile telephone operators throughout the European Union are required to reduce their visitor roaming fees close to the costs of the services provided, and not to allow customer roaming fees to be above a certain threshold (visitor roaming costs plus regulated retail mark-up). Although the exact degree and timing of roaming regulation remains unclear, there is a high probability that roaming tariffs will be regulated. Since mobilkom austria group operates in countries with net roaming traffic inflow and because of today’s margin level for customer roaming, the EU-regulation is likely to have an adverse effect on our net income.
     Our interconnection rates in the mobile network have been decreased by the regulatory authorities repeatedly in the past, most recently in July 2006. The latest regulatory decision was valid through December 31, 2006. It required a gradual reduction of mobile termination rates (“glide path”) of all operators to a reciprocal level of 6.79 eurocent by the end of 2008. As new regulatory proceedings have already started, it is unclear if the result will be the same. It may be that the length of the glide path will be extended, as well as that our mobile termination rate will finally be deceased to a lower level than 6.79 eurocent.
     Please see “Item 4. Information on the Company—4.3. Regulation and Legal Framework” in this report for more information on the regulatory requirements to which we are subject.
     To the extent we need to enter into “mobile radio agreements” with various Austrian federal provinces we may incur additional costs for relocation of existing installations and may be limited in our locations in Austria.
     In order to avoid the base station tax several Austrian mobile operators reached an agreement with the provincial government of Lower Austria (“mobile radio agreement”) to share the use of the base station masts. Pursuant to the mobile radio agreement no tax is levied as long as the Austrian mobile operators comply with the mobile radio agreement. Similar agreements have been concluded with the federal provinces of Carinthia and Burgenland.
     Other Austrian federal provinces may be pursuing the same policy which may result in additional costs for the relocation of existing base stations and may limit our choice of locations.
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
     Our services are technology-intensive, and the development of new technologies could render our services non-competitive and require us to write-down the book values of investments we have made in existing licenses and technologies. We have made substantial investments, and may have to make substantial additional investments in new technologies in order to remain competitive. New technologies that we choose to develop or acquire, however, may not prove to be successful. In addition, we may not receive the regulatory or intellectual property licenses needed to provide services based on new technologies in Austria or abroad. As a result, we might lose customers, fail to attract new customers or incur substantial costs to maintain our customer base.

     We have started a multiyear program aiming at a smooth migration to next generation networks (NGN) allowing for the development of innovative services while optimizing network costs by using existing infrastructure. The costs relating to the expansion of NGN and its implications on our business are expected to be substantial. Telekom Austria’s ability to provide and roll out NGN depends particularly on the availability of standardized next generation network components by our system and equipment manufacturers. This may result in delays to the delivery of expected benefits. Margins may decline if fixed costs can not be reduced in line with declining revenues.
     From Lake Constance to the Black Sea — our acquisition of the 3rd License in Serbia is an important step forward and closes a geographical gap. Nevertheless this acquisition presents us with significant challenges.
     In November 2006 we were the Winning Bidder for the GSM 900/1800 and UMTS license for the territory of the Republic of Serbia, offered in a tender.
     We aim to start developing the new mobile license in Serbia without delay and with the utmost efficiency in order to take advantage of the window of opportunity provided by ongoing market dynamics. Furthermore, we intend to make use of all the preparatory work done earlier this year when mobilkom austria planned to enter the Serbian market via the acquisition of the second operator, and to fully exploit synergies from our existing operations in Croatia and Bulgaria.
     Although we have grown through acquisitions as well as through successful greenfield operations like Vipnet in Croatia, there are some significant risks involved: In addition to the risk involved in realizing expectations in terms of market share and revenues, we face commercial risks in the areas of establishing agreements for setting up the network in the first phase of operation (e.g. Site Sharing), in regulatory decisions, especially regarding Interconnection as well as in any other obstacles causing delay of commercial launch.
     The growth of Telekom Austria may slow down in the Southern and South-Eastern European countries in the future as penetration has rapidly increased in the past and reached a high level of usage.
     In recent years, the growth of Telekom Austria’s business was marked by a rapid expansion in various markets in Southern and South-Eastern Europe. However, further expansion and further growth in the individual markets in Southern and South-Eastern Europe will be affected by a number of factors over which Telekom Austria has no influence. Such factors include:
Organic growth. Further organic growth in the individual countries of Southern and South-Eastern Europe also depends on the growth of the respective individual telecommunication markets. The growth in the EU member countries of Southern and South-Eastern Europe may slow down because of, among other things, the new regulatory environment after the accession to the EU.
New competitors. It is not possible to rule out the market entry of new competitors and an intensification of competition, in particular in the event that subsidiaries of globally active telecommunication companies with greater financial resources than those available to Telekom Austria enter the market with the intent to gain market share via an aggressive pricing policy.
Suitable acquisition targets. Due to the growing number of interested potential purchasers of telecommunication companies in Eastern, Southern and South-Eastern Europe, there can be no assurance that Telekom Austria will be able to identify suitable acquisition targets and acquire the targets at reasonable prices.
Greenfield operations. In addition to the risk involved in realizing expectations in terms of market share and revenues, we face commercial risks in the areas of establishing agreements for setting up the network in the first phase of operation (e.g. Site Sharing), in regulatory decisions, especially regarding Interconnection as well as in any other obstacles causing delay of commercial launch.
Changes in law. The legal framework for the various lines of business may change at any time as a result of rapid change in regulation in the countries in which Telekom Austria is active.
     The first two factors can lead to pressure on margins, varying among markets, which always represents new challenges for Telekom Austria. The third factor can lead to a considerable slowing of the growth of Telekom Austria. Telekom Austria can therefore give no assurance that the growth rates achieved in the past will also be achieved in future. Regarding the fourth factor we cannot assure that the expected revenues will be realized. The fifth factor can adversely affect our future operations in the countries in which Telekom Austria is active.
     The Group’s business may be adversely affected by exchange rate fluctuations.
     Telekom Austria’s strategy in the Wireless segment is to grow through acquisitions in Eastern and South-Eastern Europe. Telekom Austria’s operating results are still affected by changes in currency exchange rates because a substantial portion of its revenues and costs are denominated in currencies other than the euro, most notably the Bulgarian Lev, the Croatian Kuna and the Serbian Dinar. Slovenia has adopted the euro as its single currency effective January 1, 2007. In 2006 Mobiltel contributed about 20 % and Vipnet approximately 16% of the revenues of the Wireless segment.
     Telekom Austria is also exposed to translation risks. The translation risk results from the necessity to convert non-euro based balance sheet and income statement line items of Telekom Austria’s foreign subsidiaries into euro.
     Any weakening in relevant currencies compared to the euro exchange rate could have adverse consequences for Telekom Austria’s reported earnings. If the relevant currencies should weaken compared to the euro, such development could have a material adverse effect on our net assets, financial condition and results of operation.
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
     Österreichische Industrieholding AG (ÖIAG) continues to have significant influence holding 25.2% of our shares. This level of shareholding gives ÖIAG significant rights to determine our strategic direction and to determine what matters are brought to shareholders for a vote. The issues that may be influenced by ÖIAG include any merger, acquisition or divestiture of material assets, approval of the annual financial statements and declaration of dividends, capital increases, and the election and removal of members of our Supervisory Board. The interests of ÖIAG in deciding these matters and the factors ÖIAG considers in exercising its votes could be different from other shareholders’ interests. This could have the effect of initiating, accelerating, delaying, or preventing a change of control, or a merger, consolidation, takeover or other business combination or restructuring that shareholders might otherwise approve. For further information see “Item 7 — Relationship with the Republic of Austria and ÖIAG”.
     The future sale of a substantial number of our shares or ADSs could negatively affect our share price and could lead to a change in control in Telekom Austria in the event that they are sold to another investor.
     The market price of our shares could fall as a result of sales of substantial amounts of shares in the public market, or the perception that a large number of shares are available for sale.
     In 2003, the Austrian government announced its intention to sell its shares up to the 47.2% it held through ÖIAG. So far the stake has been reduced to approximately 25.2% as of January 31, 2007. Austria’s new government has not yet decided if it wants to reduce this stake further. A further reduction could lead to a change of control (see “Item 7 — Relationship with the Republic of Austria and ÖIAG”).
     A change of control as presently defined in the Austrian Takeover Act could require the investor to make a compulsory offer to our remaining shareholders. A change of control followed by the compulsory offer would therefore be likely to reduce the liquidity of our shares in the public markets and might eventually lead to their delisting from the Vienna and New York Stock Exchanges (see “Item 10.1. Memorandum and Articles of Association – Takeover rules”).
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

Item 4. Information on the Company
     Telekom Austria AG is a stock corporation (“Aktiengesellschaft”) organized under the laws of the Republic of Austria. It is the parent company of the consolidated Telekom Austria Group providing a wide range of advanced wireline and wireless communications services.
     The corporate headquarters and the principal executive offices of Telekom Austria are at Lassallestrasse 9, 1020 Vienna, Austria. The telephone number is +43 (0)590591 0 and our website address is www.telekom.at Reference to our website does not incorporate the information contained on the website into this annual report.
     Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue New York, New York, 10011.
4.1. HISTORY AND DEVELOPMENT OF THE COMPANY
     Before the liberalization of the Austrian telecommunications market in 1998, the Post- und Telegraphenverwaltung, or PTV, and its successor Post und Telekom Austria AG, or PTA, had the exclusive right to provide telecommunications services in Austria. PTV was an integrated part of the federal property administration of the Republic of Austria and a department of the Federal Ministry of Science and Transportation. As a consequence of the liberalization of the telecommunications sector, PTV was transformed into a private stock corporation. The Austrian Post Restructuring Act (“Poststrukturgesetz”) of 1996 created Post und Telekom Austria AG as the successor to PTV to continue its activities in telecommunications, postal services, and public transportation. PTA was created on May 1, 1996 as a wholly-owned subsidiary of Post- und Telekom Beteiligungsgesellschaft mbH, or PTBG, a holding company wholly-owned by the Republic of Austria, which exercised its ownership through the Federal Minister of Finance.
     In October 1996, Post und Telekom Austria AG transferred its mobile communications business to its wholly-owned subsidiary mobilkom austria AG. In April 1997, Post und Telekom Austria AG sold 25% plus one share of mobilkom austria AG to STET Mobile Holding N.V., at the time a joint subsidiary of STET International S.p.A., Telecom Italia Mobile S.p.A. and Telecom Italia. In July 1998, Post und Telekom Austria AG’s telecommunications business became Telekom Austria AG owned by Post und Telekom Austria AG. Only a few months later in October 1998, Post und Telekom Austria AG sold 25.00007% of Telekom Austria to STET International Netherlands N.V., a joint subsidiary of STET International and Telecom Italia.
     In May 2000, the Austrian parliament passed the ÖIAG Act 2000 (“ÖIAG-Gesetz 2000”), under which PTBG and Post and Telekom Austria AG, the latter owning 74.99993% of Telekom Austria, merged with Österreichische Industrieholding AG (ÖIAG), an industrial holding company wholly owned by the Republic of Austria. As a result, ÖIAG held 74.99993% of the share capital of Telekom Austria, and Telecom Italia indirectly held the remainder.
     In November 2000, ÖIAG sold a portion of its shareholding in Telekom Austria as part of the initial public offering (IPO) in Austria and the United States of America and as a private placement elsewhere. As a result, 22.4% of our share capital was held by widely dispersed retail and institutional investors. Telecom Italia S.p.A., through a subsidiary, owned the remaining 29.8% and disposed of its entire stake in Telekom Austria in two transactions. On November 4, 2002 Telecom Italia sold 75 million shares in a private placement, reducing its level of ownership to 14.8%. In 2003, the Austria Government issued a privatization mandate to ÖIAG according to which the Austrian Government intended to privatize up to 100% of its shareholding in us by 2006. As a result ÖIAG issued in July 2003 an exchangeable bond of EUR 325 million which was payable in August 2006 and exchangeable into 25 million of our shares, corresponding to 5% of our share capital. This led to a decrease in ÖIAG’s stake in Telekom Austria to approximately 25.2% as of December 31, 2006. Austria’s new Government started its legislative period in October 2006 and has not yet decided if it wants to reduce ÖIAG’s stake further.
     On January 21, 2004 Telecom Italia sold its residual shareholding, corresponding to 73.9 million shares or 14.8% of Telekom Austria’s share capital, in a private placement to institutional investors. In December 2004, ÖIAG reduced the share capital held in Telekom Austria through a private placement to institutional investors by 17%, from 47.2% to 30.2% of our share capital. In 2006, ÖIAG’s stake in Telekom Austria dropped from 30.2% of shares as of the end of December 2005 to approximately 25.2% of shares due to delivery of shares to investors holding exchangeable notes and sales of shares at the Vienna Stock Exchange.

     In 2002, we decided to reintegrate some of our main subsidiaries into Telekom Austria and merged with our wholly-owned subsidiaries Datakom Austria GmbH, Jet2Web Internet Services GmbH and Jet2Web Network Services GmbH and the wholly-owned subsidiary of Datakom Austria GmbH, Datakom International Solutions GmbH, effective as of December 31, 2001.
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
     In July 2005, we acquired 100% of the share capital of MobilTel AD (now Mobiltel EAD), the leading Bulgarian wireless operator, and started to consolidate it on July 12, 2005. In order to concentrate the wireless segment in mobilkom austria and to align the legal structure with operative responsibility and segment reporting we transferred the indirect shareholding in Mobiltel EAD from Telekom Austria AG to mobilkom austria AG in October 2006. In November 2006 we were successful with our bid for an UMTS/GSM license in Serbia. Therefore we founded a new subsidiary, TopNet d.o.o., in Serbia. For further information concerning the structure of Telekom Austria see “Item 19. Exhibits — Structure of Telekom Austria ”.
     In its meeting of December 13, 2005 the Supervisory Board of Telekom Austria confirmed the corporate structure proposed by the Management Board of Telekom Austria under the condition that two strong operating units shall be developed under a lean management structure. The implementation of the new corporate structure shall be presented for the Annual General Meeting (AGM) 2007.
     In August 2006, mobilkom austria AG & Co KG was, under the terms of § 142 HGB (Austria Commercial Code), converted to a stock corporation — mobilkom austria AG (“Aktiengesellschaft”), whereby mobilkom austria AG & Co KG was merged without liquidation.
     On December 20, 2006 Telekom Austria agreed to acquire 100% of the share capital of the operating companies of eTel, subject to prior merger control approval, for a purchase price of approximately EUR 90 million. eTel provides voice, Internet and data services and operates a virtual mobile network in Austria and a wholesale business in Central-Eastern Europe.

4.2. BUSINESS OVERVIEW
     We report our business in the following three segments:
•	Wireline,

•	Wireless and

•	Other activities (financing and other activities of the company).
     We are the market leader in Austria in both the Wireline and Wireless business segments.
     The two business segments also conduct business with each other which is eliminated in the consolidation process. In order to give shareholders a clear view of our external performance as a company, we separately disclose these internal transactions when presenting our results.
Strategy
     Our overall goal is to substantially strengthen our corporate value. In order to reach this goal, the company’s strategy is structured around two segments — the Wireline segment and the Wireless segment. In the Wireline segment, our goal is to generate stable cash flows, whereas in the Wireless segment we strive to achieve moderate growth in our existing Wireless markets and additional growth through acquisitions. We aim to increase cooperation between the Wireline and the Wireless segments in order to realize synergies in respect to markets and costs, which will help us to achieve our overall goal of substantially strengthening corporate value. Strategic issues between the two business segments are coordinated by our Management Board.
     In the Wireline segment, we seek to generate stable cash flows via a strategy that combines existing strengths with new growth potential. In 2006, the number of broadband subscribers in the Wireline segment increased by 20.8% and the broadband market share rose slightly. With the introduction of bonus packages in the voice market we were able to transfer variable revenues into fixed revenues and at the same time improve the price perception of our customers. With strong branding, new broadband services like aonDigital TV, access line retention and Average Revenue Per User (ARPU) management we intend to further improve our position in the retail market.
     In 2006, the Wireline segment successfully continued its Triple-Play-Strategy – a combined service of data, voice and TV- with the purpose of securing access to the customer. The Austrian telecommunications market is one of the most competitive markets in Europe, characterized by a substantial migration of fixed lines towards mobile networks. By developing new Internet- as well as TV-broadband-products (such as aonDigital TV, Voice over IP (VOIP) and Video on Demand) Telekom Austria puts substantial effort in effectively counteracting this trend and positioning itself as the leading operator for technology and innovation on the Austrian market. At the same time, further service developments are being implemented in order to provide better service to the customers.
     Looking forward, Telekom Austria is on the track to develop its All-IP Multimedia-Network as well as key technologies such as Radio Frequency Identification (RFID). A step-by-step migration of the existing infrastructure for voice, data and Internet towards a convergent network will enable convergence of services and applications. It will also lead to a substantial reduction of network complexity and in the long-term will aid in optimizing cost development and increasing profitability.
     In order to strengthen the Wireline segment with a focus on safeguarding access lines, Telekom Austria announced the acquisition of the operating activities of the integrated operator eTel in the fourth quarter of 2006. Once approved by the Austrian merger control authorities, the acquisition of eTel in Austria, Germany, Hungary, Czech Republic, Slovakia and Poland would compliment the Central and Eastern European footprint of the Wireline segment with its existing operation, Czech On Line, and its strong wholesale business in the Central and Southern-European region. Approval by the Austrian merger control authorities is still pending.
     The strategy for the Wireless segment is focused on continuing the expansion in Eastern and South-Eastern Europe and continuing the strong data-business performance. Going forward the mobile segment will be present in six markets, namely mobilkom austria AG in Austria, Mobiltel EAD in Bulgaria, Vipnet in Croatia, Si.mobil in Slovenia, mobilkom liechtenstein in Liechtenstein and TopNet being established in Serbia. Our goal in each market is to adapt our strategy to the local needs of each respective country of operation. Other than in Serbia, all of the aforementioned companies are the leading or second strongest provider in their markets. In 2006, we increased the level of cooperation between our foreign subsidiaries in order to enable a smooth implementation of products for our Vodafone partnership (see “Item 4.2. Business overview — Wireless”).
     In Austria, Bulgaria and Croatia we focus on quality, service and innovation to strengthen our customer retention and maintain a strong market position through innovative voice and data products. In addition we will further integrate Mobiltel EAD in Bulgaria and thus extend the technical and innovative leadership throughout Telekom Austria. In Slovenia we are positioned as the price leader in the residential segment and the price and service leader in the business segment. This is due to selected innovative products and services from the Vodafone portfolio as well as international Virtual Private Network (iVPN ) services.
     To support its prosperous data-business strategy, the Wireless segment introduced High Speed Downlink Packet Access (HSDPA )-technology in the three main markets. In Austria the Wireless segment is preparing to commercially launch High Speed Uplink Packet Access (HSUPA ) in 2007.
     To enable further growth the Company will continue to investigate possible acquisitions in the national fixed-line as well as mobile markets, with the mobile segment focusing particularly on South-Eastern Europe.
Overview of Telekom Austria’s revenues
     Our operating revenues are derived principally from fixed-line communications services and mobile communications services. The growth in mobile communications, Internet services and revenues from subsidiaries outside of Austria has more than offset the decline in switched voice telephony. The following table shows our operating revenues for each of our reporting segments for the years 2004 to 2006.

	2006	2005	2004
	(in EUR millions)
Operating revenues:
Wireline	2,119.5	2,123.9	2,170.5
Wireless	2,902.6	2,484.8	2,121.4
Other activities & intercompany eliminations	(262.5)	(243.5)	(249.0)

Consolidated operating revenues	4,759.6	4,365.2	4,042.9

     For a discussion of our operating revenues and more details, see also “Item 5.2 — Results of operations”.

Wireline
     In 2006, our Wireline segment generated revenues of EUR 2,119.5 million before intersegmental eliminations. Switched voice telephony services in particular continue to be our most significant revenue contributor, representing approximately 41.6% of total Wireline revenues in 2006.
     Market position
     We are the leading provider of Wireline telecommunications services in Austria. In 2006, we were able to retain our market position in the Wireline segment. At December 31, 2006 we had a voice telephony market share of 56.9%, based on traffic volume excluding Internet dial-up traffic, compared to 55.4% at the end of 2005. Our market share in voice telephony including Internet dial-up increased to 56.8% in 2006 compared to 55.7% in 2005, although there was a decrease in dial-up minutes. We serviced 2.6 million access lines in Austria, 398,400 of which operate on our Integrated Services Digital Networks (ISDN). ISDN allows simultaneous, fully digital transmission of voice and data at higher speeds than via normal access lines. Our network infrastructure covers all of Austria.
     We are the overall market leader in data communications and corporate networks-solutions in the Austrian telecommunications market. In particular, we believe that we are the market leader in our core service areas of switched and routed data networks. In order to provide our customers one-stop-solutions and to stabilize our revenues we extended our business into a wide range of IT-services supplementing our provision of data communications services.
     With approximately 1,505,900 Internet customers we are the largest Internet service provider in Austria in terms of customers. At December 31, 2006 our Internet customers included approximately 571,400 Asymmetrical Digital Subscriber Lines (ADSL ) customers compared to 468,500 in 2005 which constitutes an increase of 22%. ADSL is one of the XDSL technologies which include all types of digital subscriber line technologies via copper lines that permit the transmission of data at very high speeds using a standard copper access line. At the end of 2006 our market share in the residential Internet market had increased to 43% (including 4% contributed by mobilkom austria AG’s mobile Internet customers) compared to 40% at the end of 2005. According to the Austrian Internet Monitor (AIM) survey, Austria had an Internet user penetration rate of 60% up from 59% at the end of 2005 based on a population of 6.8 million people aged 14 and older which means that approximately 4.1 million Austrians aged 14 and older use the Internet.
     Primary services
     The Wireline segment includes:
•	Switched voice telephony;

•	Payphones and value-added services (VAS);

•	Business data and IT-solutions including wholesale;

•	Internet access & media;

•	Wholesale voice & Internet and

•	Other (customer premises equipment and directory services).
     Switched voice telephony
     Services
     We provide traditional telephone line access, also called Public Switched Telephone Network (PSTN) access, and ISDN basic and multi access. Unlike a PSTN telephone line, which offers a single access channel, an ISDN basic line provides two channels and an ISDN multi-line provides 30 channels which can be used for simultaneous voice and data transmission at higher speeds. We are required by law to grant other operators access to our subscriber lines, also called the local loop. Under the Telecommunications Act 2003 we are required to act as Universal Service Provider. Telekom Austria is obliged to provide Universal Service until the end of 2009 (see “Item 4.3. Regulation and Legal Framework”).
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
     Access lines
     The following table shows selected data relating to our PSTN and ISDN lines for the periods indicated. The figures exclude pay phones, but include our internal lines and approximately 241,900 lines for qualifying low-income persons as of December 31, 2006. We receive partial reimbursement from the government for each of these lines. For further information see “Item 4.3. Regulation and Legal Framework — Regulation — Major regulatory decisions affecting Telekom Austria”.

	At December 31,
	2006	2005	2004
	(in thousands)
Number of fixed lines:
PSTN access lines	2,244.2	2,374.5	2,455.5
Basic ISDN access lines	391.3	420.1	443.6
Multi ISDN access lines	7.1	7.3	7.6

Total access lines	2,642.6	2,801.9	2,906.7

Total access channels	3,240.7	3,433.7	3,570.7
     To date, the major portion of the demand for our ISDN lines has come from business customers. The number of our ISDN lines decreased from approximately 427,400 on December 31, 2005, to approximately 398,400 on December 31, 2006, representing a decrease of 6.8%. The decline in the number of our access lines is primarily due to continuing migration to mobile networks.
     Traffic volume
     The following table shows selected information regarding our national fixed line traffic for the periods indicated. It includes all minutes of tariff packages that are generally charged by the minute, as well as free minutes at certain times of the week.

	Year ended December 31,
	2006	2005	2004
	(in millions of minutes) (1)
Traffic minutes:
National (local + national long distance)	3,491	3,866	4,174
Fixed-to-mobile	793	839	854
International	412	442	467

Total voice minutes	4,696	5,147	5,495

(1)	All amounts exclude traffic minutes that were not generated from our customers such as interconnection traffic that originated in networks of other providers or payphone traffic.
     The decrease of our voice traffic by 8.8% in 2006 reflects the competitive environment and the further migration to mobile communication and unbundling. The overall mix of our voice traffic in 2006 slightly changed when compared with 2005.

     In 2006, our customers generated 412 million minutes of outgoing international traffic through our fixed line network, compared to 442 million minutes in 2005 and 467 million minutes in 2004. This equals a decrease of 6.6% in 2006 compared to a decrease of 5.3% in 2005. Our principal outgoing international traffic routes are to Germany, Switzerland and Italy and accounted for approximately 61.2% of our total outgoing international traffic during 2006.
     Tariffs
     We currently have two tariff schemes. One of the tariff schemes is based on “pulses” and the other one is based on “pay-per-second”. With regards to the tariff scheme based on pulses, the number of pulses per minute determines the exact charge, however the number of pulses per minute varies depending upon the calling time, day and destination. At December 31, 2006 we had about 1.0 million customers using tariff schemes based on pulses.
     We managed to increase our voice market share (excluding Internet dial-up) to 56.9% at December 31, 2006, up from 55.4% at December 31, 2005. At the end of 2006, the TikTak tariff scheme accounted for 78.7% of our traffic volume. At December 31, 2006, almost 1.6 million customers had opted for one of the TikTak tariffs.
     The table below shows the trend of our average tariffs. The fixed-to-mobile tariff decreased due to necessary price reductions following the decisions by the regulatory authorities. Due to strong competition the average international tariff decreased by 1.1% in 2006. The total average tariff for voice services decreased by 1.3% in comparison to the prior year. The average tariffs are calculated by dividing the revenues in each category by the total minutes as reported in the table of traffic minutes excluding internal traffic.

	Year ended December 31,
	2006	2005	2004
	(in EUR)
Average tariffs:
National (local + national long distance)	0.042	0.040	0.040
Fixed-to-mobile	0.172	0.189	0.187
International	0.179	0.181	0.185
Average voice tariff	0.076	0.077	0.075

     We offer TikTak Privat for the residential segment. In addition, we launched tailor-made packages which entitle the customer to specific price reductions for an additional monthly fee, adapted the charge by second and adjusted the call charge to key destinations. Within these packages we introduced the flat rate tariff for residential customers in off-peak time.
     Starting April 1, 2006, we introduced the new tariffs TikTak Business Plus and TikTak Business Top for new customers in order to substitute TikTak Office and TikTak Business. These new tariffs comprise reductions of fixed-to-mobile prices as well as the ISDN monthly rental and changes in the pay-per-second plan.
     The TikTak tariffs resulted in an improvement of price perception and the possibility of selling additional or upgraded products.
     Pay phones and value-added services
     Public pay phone services
     We are the principal provider of public pay phones in Austria and operate approximately 20,046 public payphones including about 831 public multimedia terminals across Austria. Multimedia terminals provide access to Internet, e-mail, video telephony and various other multimedia services. Generally, charged minutes have declined and have been replaced by calling card services. Since November 2006, Telekom Austria has been entitled by law to charge a Payphone Access Charge from operators that offer calling card services.

     Value-added services (VAS)
     Our current portfolio of VAS includes:
•	Toll-free services, which enable users to call a telephone number free of charge;

•	Shared cost service, which allows callers and call recipients to share call charges;

•	Premium rate services, which charge the callers a higher than standard telephone rate in exchange for services provided, a portion of which is passed on to the service provider called;

•	Event-based premium rate services, where each call is charged regardless of the duration. A portion of the charge is passed on to the service provider;

•	Interactive Voice Response (IVR ) Solutions usually used as a completion of value added services in order to automatize the interaction between caller and service provider;

•	Voice Virtual Private Network (VPN ); VPNs are network services that form a virtual network designed for the exclusive use of a corporate or governmental entity using the infrastructure of one or more carriers; and

•	Calling cards.
     We are subject to the regulated tariffs for toll-free numbers, shared cost and premium rate services. Telekom Austria’s prepaid calling cards allow customers to make calls from both fixed-line and mobile telephones from Austria to about 200 countries and from about 40 countries to Austria at various prepaid price models.
     Business data and IT-solutions
     We offer customers a full range of integrated services, bundling data, Internet and IT-services into customized solutions and a wide range of national and international data communications and IT-solutions, including:
•	Leased lines and related services;

•	Business data services;

•	Corporate network services;

•	Electronic payment solutions;

•	Safety and security solutions;

•	IT-solution services; and

•	Business applications.
     As we are Austria’s leader in the leased lines market, the regulatory authority requires us to give other operators access to our leased line network.
     Leased lines and related services
     We are the principal provider of national and international leased lines in Austria and operate a centrally managed national leased line network. The leased line business generates revenues by leasing fixed lines to customers for their exclusive and dedicated use as a permanent connection between two geographically separate points or between one point and several other points, those being within Austria and abroad. We offer our leased lines in combination with a service package such as security and network management. Our leased line customers pay an initial installation charge and a recurring fee based on the type, length and capacity of the leased line.

     Business data services
     We offer a range of data services on our network, including asynchronous transfer mode (ATM ), Media Broadcast and multi-protocol label switching technology based on the Internet protocol standard (IP-MPLS) services.
     ATM service: We provide a high-performance, cell-oriented and multiplexing technology that utilizes fixed-length packets to carry different types of traffic. We have developed products which help to counteract system failure and increase resilience.
     Media Broadcast services: Our focus includes the terrestrial transmission of high-quality video and audio signals, as well as satellite communication. Our portfolio ranges from stationary networks through public access points to professional event solutions.
     IP-MPLS services: These services are based on a stand alone business IP-MPLS backbone, with different classes of service, enhanced security and performance features. This business IP backbone is the basis network for our business IP products and solutions. It offers substantial growth opportunity since it allows new features and applications, such as data prioritization, high class video and voice applications or integration of home and mobile users.
     Corporate network services
     These services include corporate network Wide-Area Networks (WAN ) solutions, corporate network LAN solutions, network management solutions, international corporate network services and IP-Voice services. Planning, installation, network management and maintenance of corporate-wide communications networks is also offered. Corporate network customers pay a flat rate for services, depending on the level of service selected in the service level agreement.
     We provide corporate network services together with IT-solution and business applications and additionally utilize synergies.
     Electronic payment solutions
     Datacash is a solution which enables cashless payment systems with online verification and meets the increasing demand for secure electronic payment. Aircash is the wireless equivalent to Datacash. Aircash is a joint product of our Wireline and Wireless segments. In 2006, we significantly widened our customer base in this market in Slovenia.
     Safety and Security Solutions
     Telekom Austria offers a range of solutions to install and improve safety and security for its business customers including consulting, installation, maintenance and the operation of alarm systems as well as video management, access control and building automation control. These services hold a high potential for cross selling and protecting revenues from current customers.
     IT-solution services
     IT-solution services generate additional value for our customers beyond traditional data services and range from consulting to design and implementation of IT-solutions according to customers’ needs. Several IT-service modules can be combined to a homogenous IT outsourcing solution with defined service level agreements.
     The leading products are Housing (providing accommodation of IT equipment) and Hosting Services (providing managed hardware and software), Desktop Services (providing local services at the customer site), Application services, e-mail services, dedicated central messaging and collaborating services, dedicated web space, IT Security Services (including firewall, VPN, anti-virus and spam services) and intrusion prevention services securing online transactions.
     Business applications
     These applications mainly consist of our well established “eBusiness” services and “Branch applications” where we focus on vertical products, directly customized for important branches, such as health care, public authorities (communities, schools), legal and notary businesses. Our Data Network for Medical Services (DAME) product contributed to the successful performance of Business applications. DAME is a high secure and encrypted network solution for transferring personal medical records between medical doctors, hospitals and laboratories, and includes secure Internet and medical database access. In the Austrian health care market we have over 8,700 access lines.
     We also offer products, which aid in customer relationship such as “dataweb”, an Online-Information-Service (platform), which offers official, authentic content from public authorities e.g. Ministry of Justice or Ministry of Economics, such as the Austrian business register (“Firmenbuch”) or the land/cadastral register (“Grundbuch“).
     Internet access & media
     We provide Internet services in Austria and in the Czech Republic, via our 100% owned subsidiary Czech On Line.
     Austria
     Internet access & media includes access services (dial-up access, broadband DSL access) and portal business — paid services and multimedia services.
     Access services
     We offer fixed network Internet access through dial-up service and high speed broadband Internet access service, mainly ADSL (and to a negligible extent SDSL) technology.

	At December 31,
	2006	2005	2004
Dial-up retail customers	934,500	955,700	888,600
ADSL retail customers	571,400	468,500	298,400

Total customers	1,505,900	1,424,200	1,187,000

Internet dial-up traffic (in millions of minutes)	1,425	2,287	3,376
Average Internet dial-up tariff (in EUR/min.)	0.018	0.017	0.016
     At December 31, 2006, we had about 571,400 ADSL retail customers, of which 78,200 were business Internet customers and 493,200 residential customers. In addition, we have approximately 122,300 ADSL subscriptions that were sold to our wholesale customers. We derive revenues for our access services primarily from subscriber fees paid by customers for our dial-up and ADSL services.
     Dial-up access
     aonFlash is our dial-up product family with five different service packages. For our product aonFlash Easy, as for its predecessor aonPuls, we do not charge a monthly rental fee, but a special dial-up Internet tariff for the connection via fixed line.
     Broadband Residential ADSL access
     In 2006, the entire aonSpeed Portfolio was re-launched. Four different ADSL product versions have been designed to specifically accommodate light users, average users and heavy users. Customers can choose between three bandwidth alternatives and different data transfer volume. One product (aonSpeed Flat) without data-limitation was also introduced.
     aonSpamfilter enables residential customers to protect themselves from unsolicited commercial e-mail. aonVirenchecker includes a local desktop virus protection software as well as a tool scanning incoming e-mails and attachments for viruses.
     For all products (except ISDN), residential customers can choose between self-installation or installation by our technical customer service. Customers can also choose an additional package offering wireless connectivity in connection with several of our ADSL products.
     aonDigital TV

     In March 2006, Telekom Austria launched its IPTV Service in Vienna. aonDigital TV broadcasts 46 channels as well as 13 special interest Premium TV Channels. It also offers a Transactional Video on Demand service with a wide range of feature films, TV series and programs for children as well as a Subscriber Video on Demand Package.
     aon.tv
     Telekom Austria offers a PC-based broadband television service and signed several contracts with international partners. The service offers national and international broadcast channels as well as a variety of on Demand content such as feature films, TV series, music clips or news exclusively to aonSpeed customers.
     Business Internet Access
     In the last quarter of 2006 we started to offer Business Internet Access together with web-based Internet applications like a homepage generating tool and a e-shop/newsletter tool called Business Web Assistant and Business Marketing Assistant. Our primary goal is to encourage the business customer to access the Internet using these web-based tools in order to increase the customer’s awareness of the benefit of broadband Internet access.
     aonAlarmServices
     On April 1, 2006 Telekom Austria launched the new product aonAlarmServices which offers non-IT-security services for residential and small offices/home offices and small and medium enterprises (SOHO/SME) customers. aonAlarmServices is an individually and modularly expandable alarm system which is connected via Telekom Austria’s wireline network to a security center which informs the police in case of an alarm at the customer’s premises.
     Portal business with paid services and multimedia services
     Our main portal, www.aon.at, offers a wide range of services from communication, information, entertainment, online shopping and download platforms. Revenues are generated from business-to-consumer services, multimedia services, online shopping and paid services. Our access customers have the opportunity to use our portal www.A1.net at a lower user rate.
     The Telekom Austria portals, including mobilkom austria AG’s portal www.A1.net, were the number one Austrian portal market of Internet service providers with approximately 820 million page impressions and on average 2 million visitors in 2006. Page impressions refer to the number of times a specific website has been accessed or viewed by users.
     Czech On Line
     We are present in the Czech Internet market through our Czech subsidiary, Czech On Line a.s. (COL), an alternative provider of Internet services and the first provider to introduce free dial-up Internet access in the Czech Republic. In 2006, COL generated revenues of EUR 24.3 million compared to EUR 23.0 million in 2005, respectively. At December 31, 2006, COL had approximately 148,200 active customer accounts, down from approximately 187,900 at the end of 2005. The decrease in the number of customers resulted from a decrease of low-end dial up customers due to a decline of the dial-up market in general, which could not be compensated by the increase in the more valuable ADSL and voice customers.
     COL offers the following services:
•	Free dial-up Internet access through PSTN and ISDN;

•	Broadband Internet Access based on wholesale and local loop unbundling for access for customers via frame relay, leased lines, and wireless point-to-point and point-to-multipoint access services;

•	PSTN voice services for business customers for local, national and international calls based on direct access and carrier pre-selection, and for residential customers based on carrier pre-selection;

•	VoIP (Voice over Internet Protocol) services for business and residential customers;

•	VAS (value added services) such as global Internet roaming, web hosting, domain registration, virtual mailboxes, anti-Spam and anti-virus software;

•	Content services, including a news aggregator and a customized search engine for Czech content; and

•	Free customer support 24 hours a day, seven days a week.
     Due to changes in the regulatory environment in 2003, COL was able to enter into an interconnection agreement regarding the Internet dial-up traffic with Cesky Telekom. In 2006, COL kept its position in broadband market as one of the largest alternative ADSL providers. Based on its own access, COL managed to rollout unbundled lines from Cesky Telekom in 43 new locations in Prague and other cities. In 2006, COL developed an IPTV solution which will be launched in 2007.
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
     At December 31, 2006, we had entered into interconnection agreements with 25 fixed-line and 5 mobile licensed operators in Austria. Separate fixed and mobile interconnection agreements were entered into with all five mobile operators. By the end of 2006, we had installed about 122,300 ADSL connections for our wholesale customers.
     International wholesale services include:
•	Call termination — We deliver international incoming calls to Telekom Austria customers or subscribers of other network operators;

•	Voice transit service — Consisting of routing traffic via our international network. We also act as account intermediary;

•	Signaling for international roaming;

•	Bandwidth transit services — Due to Austria’s geographic location, we are in a position to offer transit capacity on our international network among the eight countries that border Austria;

•	International Internet access — We provide connections to the networks of other European countries, the United States and worldwide;

•	Satellite services — We provide bandwidth to our national and international customers through our own teleport. A teleport is a satellite antenna station that provides connectivity to various international satellites;

•	International VPNs — We provide VPNs for national retail business customers through our international partners throughout the world; and

•	TAJetstream — In 2006 our European backbone network was extended to Zagreb and Bucharest. We implement backbone capacities pursuant to actual demand. Telekom Austria is evaluating further options for extending the international network to other Eastern and South-Eastern European countries.
     Traffic volume
     Our incoming and outgoing international traffic includes calls to and from our customers and customers of other network operators routed through our network. We processed approximately 3.0 billion traffic minutes of international incoming and outgoing calls, especially incoming calls to fixed and mobile networks.
     Tariffs
     We receive payments for terminating international traffic and pay international carriers to carry and terminate our outgoing calls in other countries. These receipts and payments are based on bilateral settlement rates negotiated with other international carriers or generic price lists, with prices that may change on a daily basis.
     In addition, we receive payments for national interconnection traffic and pay other national carriers to carry and terminate calls from our customers in their networks. These tariffs are regulated by the Austrian Regulatory Authority and were not changed in 2006 for termination into our fixed network. Following a decision of the Austrian Regulatory Authority in December 2005, mobile termination charges of all operators should gradually decrease to a level of 6.79 eurocent by the end of 2008 (see “Item 4.3. Regulation and Legal Framework — Regulation — Major regulatory decisions affecting Telekom Austria”).
     Other services ( customer premises equipment and directory services)
     Customer premises equipment
     We are a leading provider of telecommunications equipment, systems, related post-sales maintenance, and service for residential and business customers in Austria. The market in Austria for such equipment and systems is characterized by high competition and low profit margins. We believe, however, that the supply and servicing of customer premises equipment is an essential element of providing full service to our customers. Our range of customer premises equipment includes ISDN and IP (Internet Protocol) based telephone systems (PABX (private automatic branch exchange) and IP PABX), enhancements and supplements to PABX, LAN and networks based on standardized ISDN-telephony or based on VoIP telephony, voice communication based on ISDN and VoIP telephony, PC software applications, telephones and accessories, fax machines and mobile products. We also provide installation and maintenance services for these products.
     Directory services
     Directory services mainly include directory assistance services, directory data selling, directory publications and information-services. The number of directory inquiries and related services decreased further during 2006 due to the availability of electronic inquiry devices via the Internet, which are mostly free of charge, as well as electronic devices such as PDAs (Personal Digital Assistants) and mobile phones that include applications for directory management.
     Competition
     We face intense competition that has resulted in a reduction of tariffs and prices throughout the market and we expect that pressure on tariffs will continue. We expect that market liberalization has contributed to market growth for Internet services and intensified competition in voice telephony. Management believes that the market for data communications and IT-solutions as well as Internet services will continue to grow moderately whereas the demand for fixed-line voice telephony will decrease.
     The population of Austria is concentrated primarily in a few urban areas. Approximately 20% of the Austrian population lives in the Vienna area. Competitors can therefore service a large percentage of the

Austrian population by focusing on a limited geographic area. Under our universal service obligation, we are required to provide voice telephony, public pay phones, directory inquiry services and other services throughout Austria, including rural areas. However, we believe that the decrease in prices is slowing down and we are noticing a trend towards convergent and combined products and services such as Triple Play (a combined service of voice, data and TV).
     Austria has experienced one of the highest levels of migration from fixed to mobile services in Western Europe. At the end of 2006 more than 60% of all calls originated from mobile networks. The price premium for mobile is comparatively low in Austria with aggressive prices both for voice and data services. All of the mobile network operators introduced flat rate voice tariffs in 2006. Mobile broadband penetration has increased significantly and prices are likely to fall.
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
     Given the extensive saturation of the markets in Austria there is no indication that the fierce competition which prevails in the two business segments will ease. The merger of tele2 and UTA in 2004 resulted in a strong competitor which had approximately 1.2 million customers in 2006 and an ability to offer the full range of fixed line telecommunications services. In addition tele2UTA is offering mobile communications as a mobile virtual network operator as well.
     In the Wireline segment’s fixed line business, Inode has been taken over by UPC Telekabel. UPC-Inode holds a market share of approximately 29% of the Austrian broadband market compared to our market share of approximately 42% (as of December 2006). We expect that competitive pressure in the broadband market will further intensify.
     In the market for data communications and IT solutions we face intense competition ranging from start-up companies to multinational alliances, like AT&T, Equant, T-Systems, Colt, IBM, SBS (Siemens Business Services), Atos Origin, tele.ring and tele2UTA. We compete in all areas of data communications services based primarily on a combination of price and quality of service.
     Sales and marketing
     In the Wireline segment, we classify our retail customer base into three customer groups:
•	Residential retail sales: in this marketing segment we serve about 1.9 million residential customers. The customer base is segmented according to customer needs in telecommunications services;

•	Small offices/home offices (SOHOs) and small and medium-sized enterprises (SMEs); and

•	Top SMEs and key accounts.
     In all three retail customer groups, marketing activities are based on integrated marketing analysis. In accordance with their telecommunications preferences, we create individual customer target groups and provide them with special products and solutions. We target our customers by direct mailings, online advertising and sales promotions. Customers can order products and services by fax or mail and online at shop.telekom.at or obtain information through our call center hotline.
     At December 31, 2006, we had a network of 51 Telekom Austria Shops and 38 A1 Shops, offering competent customer service and advice concerning our entire service offerings for residential and business customers. In addition, we market our products and services through the offices of the Austrian Postal service and use retail chains and more than 600 specialist dealers and VIP dealers with specific Telekom Austria co-branding as points of sale. Furthermore, customers are solicited personally or by phone by professionals and our employees.
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
     Our wholesale services are marketed and sold directly to national and international carriers by our carrier managers. In 2006, we served more than 100 national and 300 international wholesale customers. We plan to further push our sales activities through indirect Partner Sales in those countries which are covered by our fiber optic ring (TA Jetstream).
     Customer service
     We believe that a long lasting customer relationship is essential to outperform our competitors. Therefore, we continuously concentrate on service leadership. We handle about 17.7 million customer contacts per year with a focus on improving customer satisfaction.
     Selective training programs for our employees proved to be successful as customer satisfaction for service and installation of access lines improved significantly. On our hotlines we were able to increase the rate of immediate resolution of customer requests. Furthermore, our new, more descriptive invoice design gained positive feedback from our customers.
     The customer service center was re-organized from a technology-based organization to a customer process-oriented organization. Our technical structure and functional organization facilitate but do not determine our customer service processes. We improved interfaces between operational support systems, billing and other customer service systems to achieve more efficient customer service management. As a result, we increased our performance and achieved significant cost savings. Our technical customer service realized increased efficiency in terms of daily order processing per employee. We increased our customer self-care options to be more efficient while satisfying additional customer needs.
     To further improve efficiency and performance we will selectively invest in effective customer-orientated end-to-end processes.
     Networks
     Telekom Austria is the largest telecommunications operator for fixed and mobile network services in Austria. All customer services are based on advanced, high quality technology networks with proven reliability.
     Switched network
     We operate a fully digital voice switching network serving 2.2 million PSTN access lines, about 391,300 ISDN basic access lines, and 7,100 ISDN multi access lines at December 31, 2006. Our network combines reliable technology with efficient network design. To assure network reliability our voice switching network operates on a double-tracked basis and we have an adequate administration and maintenance system. Our call success rate and exchange availability for 2000 through 2006 was 99.99%. The call success rate is the percentage of originating calls resulting in successful connections (ringing tone) with the intended destinations.
     At December 31, 2006, more than 96% of the voice switches and remote units were connected to our transmission network by optical fiber cables, the highest capacity medium available.
     We have continued the process of optimizing the switching network. This program reduces operational costs, lowers capital expenditures and accelerates service rollouts.
     Through our network we offer, among other services, toll-free value added services (VAS) and number portability. The demand for new network services is driven by customer needs for communication within a predetermined user group and by regulatory requirements, such as number portability. We have started to adopt new network technologies that will facilitate the offer of convergent services such as using the same handheld phone for fixed and mobile calls.

     Data networks
     Technological innovations and advances in standardization allow us to provide a set of new telecommunications and multimedia services in connection with our large established network infrastructure. These innovations have occurred in three different areas: backbone network infrastructure, access infrastructure and advanced services.
     Backbone network infrastructure. This infrastructure is based on optical signal transmission. We predominantly use optical fiber as the transport medium for high-speed digital transmission. Our core network was based on approximately 20,600 kilometers of optical fiber cables at December 31, 2006. In addition, we provide radio links in specific areas upon customer demand.
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
     Access infrastructure. Our access infrastructure is the means by which our customers connect to our networks. The access network plays a key role in our business as it supports the entire range of services. Broadband technologies, such as ADSL, permit high-speed Internet access and digital video transmission on normal telephone lines. Across Austria we have installed 1,394 ADSL relay stations covering more than 96% of Austrian households. We had 693,600 ADSL lines installed at the end of December 2006, up from 574,300 at the end of the year 2005 and we continue our expansion.
     In addition, we provide multimedia and other data services with high capacity requirements using direct access via optical fiber for large business customers. As the demand for broadband services increases, we anticipate a deeper penetration of optical fiber in the access network and expect to implement next generation solutions such as very high speed digital subscriber line (VDSL2) applications on existing copper lines. Trial runs in selected locations in Vienna are planned for 2007.
     Advanced services. These services are driven partly by the technological developments and partly by the demand of customers for more sophisticated services. New information and communication technologies such as digital mass storage and techniques for video compression and software platforms enable us to offer Internet content services, unified messaging services and commercial services such as digital signatures.
     International network
     Our international voice traffic is routed through two international gateways. We have connections to 249 destinations (including global satellite networks) and direct links to 148 international operators in 74 countries. We partially own or control irrevocable rights of use (IRU’s ) for undersea cables in addition to satellite capacities, provided by Intelsat and Eutelsat. Through the installation of Telekom Austria’s JetStream, we expanded our broadband activities abroad. This fiber-optics network, which can be expanded up to n*2.5 Gbit/s, currently covers Prague, Frankfurt, Munich, Bratislava, Budapest, Milan and Ljubljana, thus allowing us to expand the capacity and required locations step-by-step to meet the growing demand. The expansion of Telekom Austria’s Jetstream does not only enable us to connect members of Telekom Austria as well as our wholesale and retail customers to our network, but also to act as major and reliable provider for voice and data services in Eastern and South-Eastern Europe.
     Next generation network
     Similar to the way in which the entire telecommunications network had to be completely renewed through digitalization at the beginning of the 1980’s, new technology is still being developed to enable a gradual transition from the digital networks to a packet oriented network, commonly referred to as Next Generation Network (NGN).
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

     We have started a multiyear program aimed at a smooth migration to NGN allowing for the development of innovative services (e.g. aon-Digital TV) while optimizing network costs by using existing infrastructure. In 2006 we optimized our operations support systems/business support systems (OSS/BSS) strategy regarding our platform architecture with scope to the automation of processes, replacement of legacy systems and implementation of end2end modules. In 2006 we began to establish Switched Ethernet as a universal aggregation network, which is used, for example, for the aggregation of the traffic of next generation of DSL systems. This constitutes an important step towards a simple but powerful “all-IP” network (see “Item 5.4. Liquidity and capital resources — Capital expenditures”).
     Information technology/Operations support systems
     The quality of our operations support systems is critical for the success of our business. Our operations support systems store, manage and analyze essential business information. These operations support systems enable us to make timely business decisions and develop new products and services based on the needs of our customers. By increasing the automation of our business processes we improved the productivity of our operational units and improved access to information. Our operations support systems are mainly based on market-standard software and we expect to further replace legacy systems with standard software solutions.

Wireless
     Our Wireless segment consists of mobilkom austria, Mobiltel in Bulgaria, Vipnet in Croatia, Si.mobil in Slovenia, mobilkom liechtenstein in Liechtenstein and TopNet in Serbia (see also “Item 19. Exhibits — Structure of Telekom Austria Group”). In November 2006, mobilkom austria AG won the bid for the GSM 900/1800 and UMTS license for the territory of the Republic of Serbia, offered in a tender and, according to the license conditions, has to start operation within 6 months following the license grant date.
     The Wireless segment generated revenues of EUR 2,902.6 million in 2006, EUR 2,484.8 million in 2005 and EUR 2,121.4 million in 2004 before intersegmental eliminations.
     We had approximately 10.2 million mobile communication customers at the end of 2006, representing a 14.2% increase compared to 2005 with Mobiltel EAD contributing more than 4.27 million customers. Wireless market penetration ranges from 105.9% in Bulgaria, 85.4% in Slovenia, 101.0% in Croatia to 114.2% in Austria.
     In January 2003, an exclusive partnership agreement with Vodafone to co-operate in the Austrian, Croatian and Slovenian market was entered into and it was extended in 2006. Mobiltel EAD signed a partnership agreement with Vodafone as well in February 2006. Starting in 2004, numerous joint products were launched, especially in the area of data services and roaming. The cooperation has extended the range of existing products and services of the wireless segment and improved the product portfolio. The companies cooperate in the field of roaming, purchasing, development of new products and services, technical platforms, global account management and joint marketing initiatives. Successfully introduced products in all countries have included Vodafone Live!, Vodafone Mobile Connect Card and Blackberry.
     We believe that market liberalization has contributed to market growth and intensified competition in the Wireless segment. We expect that the organic growth in the Wireless segment will not be able to match the growth rates of prior years.
     Austria
     mobilkom austria AG is the leading provider of mobile communications services in Austria with more than 3.6 million customers at December 31, 2006, which represented a market share of 38.7% of the Austrian mobile communications market, in comparison to 39.1% at the end of 2005. Our mobile business has experienced rapid growth in recent years as the mobile penetration rate in Austria increased from 14.4% at December 31, 1997 to 114.2% at December 31, 2006. A penetration rate of above 100% shows the trend for individuals to own a second SIM-card. The penetration rate increased by 8.2 percentage points compared to 2005. As a result of the market saturation, we have especially focused on retaining customers to protect our market share and have increased our total customer base by 7%. We expect growth in the medium-term, which will be driven by new data services as well as the expansion of mobile technology to new products and services, which thus will support our position as market leader. We believe that we have a strong market position as a result of our customer-focused services, three well recognized brands in Austria with “A1” and “bob” as the product brands and “mobilkom austria” as the company brand and its customer service.
     mobilkom austria AG’s market leadership is partially built on technology, innovation and service leadership, marked by the first worldwide GPRS launch in August 2000, one of Europe’s first commercial UMTS network launches in Austria in April 2003 and the HSDPA launch in January 2006. With the introduction of “mobile TV”, mobilkom austria AG was the first operator in Austria to offer this service. Through the intelligent combination of the carrier technologies GSM/GPRS, EDGE, UMTS and HSDPA, mobilkom austria AG offers its customers a full-coverage, nationwide, high-speed, multimedia network in Austria, which is the basis for intensive use of data services. The service leadership is marked by increasing customer satisfaction in all segments and by service offers such as special VIP treatments, dedicated sales persons or emergency assistance.
     Competition
     The Austrian mobile communications market currently has three GSM operators with UMTS licenses (mobilkom austria AG, T-Mobile Austria and ONE) and one UMTS license holder (Hutchison 3G Austria). In

August 2005, T-Mobile Austria signed a share purchase agreement in order to buy the fourth GSM operator, tele.ring. The transaction was approved by the European Commission and the Austrian regulatory authority in April 2006. The approval included obligations to offer redundant infrastructure as well as UMTS frequencies to Hutchison 3G Austria and ONE, the two smaller operators in Austria. The new situation on the Austrian mobile market may have the effect of strengthening the position of T-Mobile Austria as a result of economies of scale. Despite this development in the market, there seem to be no plans to abandon the tele.ring brand in the foreseeable future. In December 2003, mobilkom austria AG acquired Telefonica-owned 3G Mobile, which also held a UMTS license, and thereby increased the available frequency spectrum.
     Since the fourth quarter of 2004, tele2UTA, which previously operated as a service provider, has operated as a Mobile Virtual Network Operator (MVNO) with its own access number. In 2004, the fixed net operator eTel started as a service provider, reselling mobile communication services under its own brand name, focusing on business customers and using the ONE network. In 2005, Yesss!, a 100% subsidiary of ONE, launched a no-frills prepaid service, using the network of ONE. Yesss! launched their own access number in early 2006. Yesss! offers only voice and SMS services, and gained approximately 494.700 customers by December 2006. In 2006, our competitor tele2UTA also launched a cheap prepaid service. “eety” is another service provider, which entered the market in 2006, focusing on cheap international tariffs.
     Our competitors in Austria are partly or wholly owned by international, experienced telecommunications operators and some of these competitors are also incumbents in their domestic markets. We compete in all facets of the mobile communications business, including handset prices, tariffs, corporate image, distribution network, product offerings, quality and network coverage.
     Customers and traffic
     In the Wireless segment, we split our customer base into three customer groups:
•	Business customers: individual business solutions are offered to this group of sole proprietorships and larger corporations and organizations;

•	Residential contract customers: residential contract customers , having typically medium to high usage of mobile communications services, are included in this group; and

•	Prepaid customers: customers, having typically low usage of mobile communications services, without fixed contract are served in this group.
     The following table shows selected customer and market share data for our services in Austria at the dates specified. Customer totals are based on total customer identification numbers issued. The total market numbers reflect our best estimate of the size of the market.

	At December 31,
	2006	2005	2004
	(in thousands)
Customers at end of period
Contract	2,207.0	1,929.5	1,778.8
Prepaid	1,423.5	1,462.7	1,494.8

Total customers	3,630.5	3,392.2	3,273.6

Net additions	238.2	118.6	110.4
Market Information
Total market for mobile services	9,374.2	8,670.5	7,993.0
Our total market share	38.7%	39.1%	41.0%
     Our customer base increased to more than 3.6 million customers in 2006, of which approximately 2.2 million were contract customers and approximately 1.4 million were prepaid customers. Our focus on contract customers resulted in a stronger growth of our contract customer base.

     The Austrian market experienced an increase in churn rate as a result of aggressive pricing policies. Nevertheless, mobilkom austria AG has the lowest average churn rate among the established Austrian providers, which is approximately 16.8%, compared to 17.2 % in 2005. In 2006, our contract churn rate was 9.9% and our prepaid churn rate was 26.5% compared to 10.9% and 25.2% in 2005. The introduction of mobile number portability in October 2004 has not significantly affected the churn rate of mobilkom austria AG.
     The following table shows traffic volume of our customers excluding visitor roamers, average number of customers, and the average monthly traffic per customer in Austria for the periods indicated. Customer traffic comprises outgoing calls made in Austria and abroad and incoming calls received by our customers abroad and excludes traffic from internal lines and from visitor roamers.

	Year ended December 31,
	2006	2005	2004
Traffic (in millions of minutes)	6,512	5,332	4,751
Average number of customers (in thousands)	3,482.8	3,302.9	3,184.4
Minutes per customer per month	156	135	124
     Tariffs
     For each customer segment we offer a variety of tariffs. We are applying a segmented marketing approach tailoring tariffs to selected target groups, thereby addressing, for example, the special needs of young, residential or business customers. We offer promotional packages intended to attract and retain customers. These promotions include reduced monthly fees for a fixed period of the customer’s contract. In addition, we intend to continue to focus on attracting and retaining high-volume corporate customers by offering flexible corporate tariff structures, additional services, volume discounts and handset replacements.
     In the fourth quarter of 2006, we offered a new tariff called “ZERO”– this new tariff includes destinations where phone calls or SMS messages can be made free-of-charge up to a certain limit of minutes or messages. The higher the fixed monthly fee, the more free-of-charge destinations are included. Due to the increased importance of data service in 2006, mobilkom austria AG offered clear and easy volume prices for mobile broadband or Blackberry services. mobilkom austria AG launched a mobile broadband starter package for basic users in the fourth quarter of 2006 in addition to its existing broadband packages.
     Prepaid products and services are offered primarily for less frequent mobile phone users, who focus on cost control. Therefore in 2006, we launched a new tariff, B-FREE 5, offering calls within our own network at prices far below prepaid level. The advantages to the company of prepaid services are decreased credit risk, lower costs of sales and reduced administrative costs.
     In July 2006, mobilkom austria AG launched its new no-frills brand “bob” to increase market leadership. bob customers can be reached using the prefix 0680, do not pay a monthly fee, do not need to top up credit and they have a contract but no obligation.
     Products and Services
     We offer a wide range of mobile communications products and services including VAS such as voicemail, information services, m-commerce, mobile Internet access, mobile office solutions, telematics (a combination of location-based services, global-positioning system (GPS) localization and remote control), services allowing the use of up to three mobile phones under the same number, SMS and multimedia messaging services (MMS and video telephony). Location-based services encompass all services where information about the location of the consumer is needed, such as finding the closest hospital, restaurant, post office or grocery store and other location-based information. An overview of our A1 products and services is offered on our portal www.A1.net.
     Our large corporate customers additionally benefit from a wide range of virtual private network functionalities such as user profiling, short code dialing, call transfer, an integrated network attendant or uniform voice mail greetings. In addition customers have the possibility to administer their own voice and data tariffs in real time via the Internet. Furthermore they can choose from a large portfolio of data tariffs.
     Vodafone live! is a product portfolio, which is predominantly used by our residential customers and which offers a variety of services such as ring-tones, wallpapers, games, mobile TV, videos, news and other information via the mobile phone. Parts of Vodafone live! were continuously re-launched in order to achieve the best user experience and technical performance. Since the fourth quarter of 2005, Vodafone live! users have been able to choose TV programs from national broadcast channels where mobilkom austria AG acts as a cable network operator and re-transmits original TV broadcast signals as of a live TV offering. Since the first quarter of 2006 Vodafone live! users can additionally choose from commercial broadcast channels.
     M-commerce services. mobilkom austria AG is Europe’s leading provider in the m-commerce segment. The portfolio of services ranges from event ticketing to m-parking, from payment at vending machines to betting and gambling via mobile phone, as well as paying public transport tickets or highway toll. With our service m-parking, about 400,000 parking fares are sold every month in Vienna. Further services have been launched in 2006, such as the m-payment platform in cooperation with the mobile operator ONE as well as m-payment for online shopping.
     In order to handle transactions for m-commerce and establish a universal standard for mobile payment transactions with Austrian banks, mobilkom austria AG was the first mobile communications service provider worldwide who was assigned a bank license in January 2002. This license allowed us to establish our 100% subsidiary A1 Bank, enabling us to install mobile payment functions via mobile phone. In March 2006, mobilkom austria AG sold one sixth of paybox to ONE GmbH which creates one of the first inter-operator m-payment standards worldwide. In addition, the e-Vouchers from paybox can be used through all mobile operators in Austria.
     A1 NAVI. The graphic and voice-enabled instructions of A1 NAVI provide full turn-by-turn, dynamic, graphic and voice-enabled navigation for GPRS/UMTS mobile phones within the home and roaming networks. An important innovation in the mobile navigation market is the introduction of GPS over IP as part of A1 NAVI service. Using this technology, precise Location Services are available. The NMS-NAVI Message Service, also introduced in 2006, is an interactive message service which allows drivers to report specific situations such as traffic jams or accidents.
     A1 over IP. With the introduction of A1 over IP, mobilkom austria AG became the first mobile operator in Austria to offer voice over IP technology combined with the mobile phone. The goal of A1 over IP is the seamless integration of mobile phone and Internet using the regular mobile phone number. The test-run for A1 over IP started in October 2006. The product will continue to be fine-tuned with the active participation of A1’s customers.
     Call completion service. mobilkom austria AG’s development of services in the voice segment focused on call completion services aimed at increasing voice usage by the total customer base. We successfully introduced missed call notification to our 3.6 million customers. Our customers get a SMS notification with a list of all missed call numbers while their handsets were turned off or out of coverage and the caller did not leave a message. Additionally, we increased the usability of our voice mail system and our customers are now notified about the caller ID of people who left a voice mail to facilitate easy call back.
     Business customers. Within the business service sector, mobilkom austria AG achieved a major improvement in customer perception of mobile business applications by launching easy-to-use products such as mobile broadband. The Vodafone Mobile Connect Card, a data card for notebooks and USB-modems, for desktops, in combination with different mobile broadband packages, enables fast wireless access to Internet and corporate networks, and therefore offers full mobility for our customers. This service has been enriched by the EDGE, UMTS and HSDPA technologies. We are the only company in Austria which introduced UMTS+EDGE providing the first country-wide mobile broadband coverage. With roughly 140,000 data cards and USB modems sold by the end of 2006 mobilkom austria AG remains Austria’s leader in mobile broadband.
     Push mail services. In 2004, we also introduced Blackberry services, enabling customers to send and receive all e-mails on a handheld device automatically. In 2005, we enlarged the product offering by giving business customers the possibility to connect the handheld device to their own enterprise resource planning (ERP) system as well as to office programs such as e-mail or calendar. In 2006 we introduced special data tariffs for Windows Mobile to enable business customers to use Microsoft Direct Push technology. Furthermore, penetration was increased significantly particularly in the business segment and new devices were introduced in 2006. In the residential customer segment a starter product without a monthly fee was launched.
     International roaming services. International roaming enables our customers to make and receive calls in other countries with their mobile phones using the networks of operators with whom we have entered into international roaming agreements. At December 31, 2006, we had international roaming agreements with 362 mobile network operators in 162 countries. Additionally, we offered our prepaid customers roaming in 46 countries with 81 mobile operators without the requirement of prior registration. At December 31, 2006, we offered GPRS roaming in 99 countries with 188 operators. In 2004, we started to focus on offering 3G roaming to our customers. At the end of 2006, we had launched UMTS roaming in 38 countries with 65 operators, significantly increasing the possibilities of data transmission abroad. As an extension of our roaming data services, EDGE was enabled in 41 countries with 45 operators and HSPDA in 20 countries with 22 operators. In addition, we offered our customers additional convenience services, such as using the same short numbers for calling voice mail abroad, recharging the prepaid account abroad and special rates during summertime at primary tourist destinations.
     Furthermore, we offer special data roaming rates on our partner networks for Blackberry users and Vodafone Mobile Connect Card users, with special rates on partner networks and special roaming data bundles with preferred rates in partner networks introduced in Austria, Slovenia and Croatia. The roaming services have been developed using a more segmented approach, whereby the individual bundles reflect identified customer needs and increased speed of data transmissions with HSDPA also abroad.
     Vodafone World Options, offering additional discounts for our business customers in specified countries, was launched in Austria. These options enable us to meet the specific needs of our business customers with tailor made prices.
     In addition, we offered roaming promotions during the high travel season in summer and winter for our customers abroad as well as for visitors (offering special rates or other benefits at tourist sites) in Austria, Croatia and Slovenia.
     Sales and Distribution
     Our mobile sales strategy aims to enhance the breadth and quality of our service and build long-term relationships with our customers, thereby taking measures to balance our churn rate and maintaining our strong position in a highly competitive market. Our sales strategy includes:
•	Increasing sales through direct channels and developing them into service points for our customers, e.g. for hardware replacement and handset rental in case of handset damages;

•	Strengthening the focus on valuable business customers; and

•	Improving the usage and number of data products, such as mobile broadband, Vodafone live! or Blackberry.
     We distribute contract, prepaid and data mobile communication services through various channels, including our own A1 shops, franchise shops, shops-in-shops, post offices, retail agents, tobaccoists, Internet and a dedicated key account sales force.
     At December 31, 2006, we operated 38 A1 shops in major metropolitan areas in Austria and five A1 shops are operated by franchise partners, without any noticeable differentiation from company owned A1 shops.
     A1 shops offer mobile communication products, services and accessories, technical information and advice, and test of mobile communication products. We have also entered into distribution agreements with 1786 electronics equipment outlets throughout Austria as of December 31, 2006. Our shop-in-shop concept comprises approximately 190 branded information counters in large consumer electronics outlets. In addition, our mobile communication products and services are also offered in our 51 Telekom Austria shops and in 1337 post offices throughout Austria, which provide high visibility for our products and services.
     We also sell our prepaid vouchers through other retail agents, such as supermarkets, tobaccoists and gas stations throughout Austria.
     We operate the e-commerce website www.a1.net for our mobile communications products and services, offering contract and prepaid subscriptions, accessories and re-loading prepaid accounts via Internet. The majority of these services may also be accessed via mobile handsets.

     Customer services
     In 2001, our call center and inbound and outbound services were certified by the ÖNORM Institute, the Austrian Standards Institute, and became the first certified call center in Austria. In 2005, the ÖNORM Institute audited mobilkom austria AG’s customer service quality and extended the certification for another two years.
     We seek to provide high quality customer service and to continuously strengthen the relationship with mobile customers along the entire customer lifetime cycle. Operating in two locations, customer services provides inbound and outbound call services including the active promotion of our product range, customer data management, account activation and cancellation, customer correspondence via letter, fax and e-mail, complaint management as well as billing, accounting, fraud and debtor risk management. We strategically concentrate on supporting promising data products and services – such as mobile Internet access or mobile office solutions.
     Customer services are an essential driver for customers’ loyalty. We sought to increase customers’ satisfaction by offering an integrated service with single customer contact and enhanced our employee’s identification with our brand values. Our efforts lead to further increased customer satisfaction over all touch-points which is measured by the market research institute Tri-Consult twice a year.
     As part of our aim to encourage customer loyalty, we operate a points-based customer loyalty program for which more than one million customers were registered at December 31, 2006. The collected points entitle customers to purchase new subsidized handsets and accessories for mobile phones.
     We continuously upgrade our systems and optimize our processes in order to enhance efficiency and to deliver optimal support for our employees regarding customer contact. Further automation of case handling as well as the shifting of requests to automated channels (IVR, Internet self service) lead to a lowered effort on manual handle times and increased efficiency. In addition we are focusing on cross- and upselling activities as well as acquisition of new customers, especially in the segment of small business customers.
     A1 Online Bill. After introducing electronic online billing in 2003, we continuously promote the increased usage of online billing among private and business customers. In 2005 we introduced paperless billing and thereby we successfully managed to reduce costs for bill production and postal distribution.
     Networks
     Our mobile networks in Austria are based on digital GSM, GPRS, EDGE, UMTS and HSDPA technologies.
     Global System for Mobile Communications (GSM). In our GSM network we provide dual band services (GSM900 and GSM1800) to accommodate our expanding customer base with necessary capacities at the best quality.
     Wireless Application Protocol (WAP). In December 1999, mobilkom austria AG introduced WAP. Since March 2000, mobilkom austria AG has offered a personalized WAP-portal with an integrated search engine. In 2004, the popularity of WAP was increased by launching Vodafone live!, the common portal of Vodafone companies and partner networks.
     General Packet Radio Service (GPRS). In August 2000, we became one of the first mobile communications operators worldwide to launch a nationwide and commercially operated network based on general packet radio service (GPRS). GPRS is a data service enhancement for Global System for Mobile Communication (GSM). GPRS is available over the entire network. Maximum data rates are further achieved by optimizing data compression. Based on this GPRS data transport capability, MMS was introduced in 2002.
     Enhanced Data Rates for Global Evolution (EDGE). Implemented upon the existing network, EDGE was launched by mobilkom austria AG in January 2005 to complement our 3G coverage, reaching 98% of the Austrian population with mobile broadband (UMTS+EDGE).
     Universal Mobile Telecommunications System (UMTS). mobilkom austria AG successfully bid for a UMTS license in Austria in November 2000. As the first operator in Austria, mobilkom austria AG commercially launched the service on April 25, 2003, covering about 50% of the Austrian population by year-end 2003. At the end of 2006 our UMTS-network covered about 70% of the Austrian population. The takeover of 3G Mobile in December 2003 increased the available frequency spectrum for mobilkom austria AG from 2x10 MHz to

2x14.8 MHz, which gives us ample capacity to efficiently handle potential growth of mobile services in the future.
     High Speed Downlink Packet Access (HSDPA). As the first operator in Austria and one of the first in Europe, mobilkom austria AG commercially launched HSDPA in January 2006. HSDPA is now available over mobilkom austria AG’s entire UMTS network with downlink data-rates up to 3.6Mbit/s.
     High Speed Uplink Packet Access (HSUPA). Within our HSUPA-Trial in December 2006 we enhanced the uplink data-rates from 384kbit/s up to 1.4Mbit/s. Commercialization of HSUPA in the mobilkom austria AG UMTS network is planned for the first half of 2007.
     The following table shows the number of GSM and UMTS stations in Austria that were operational at the end of the indicated periods.

	At December 31,
	2006	2005	2004
GSM stations	5,497	5,407	5,363
UMTS stations	2,688	2,110	1,721

Total	8,185	7,517	7,084

     Our digital transmission network includes the standard components of a mobile telecommunications network, such as digital cross-connects, radio links, and other transmission devices. We use our fixed line corporate network services for transmission between mobile network elements and PSTN interconnection points, in particular for high capacity and high availability transmission requirements.
     UMTS rollout focused on enhanced population coverage and additional capacity for densely populated areas. Synergies of our base station infrastructure are utilized by combining GSM and UMTS equipment on site.
     mobilkom austria AG continuously monitors the quality of its networks and those of its Austrian competitors on a monthly basis. By benchmarking the major key performance indicators (KPI) of the networks within the Vodafone cooperation we are able to further compare and enhance network performance. Based on recurring tests carried out under the supervision of the Technical University of Vienna, Institute of Broadband Communications, the voice connection quality of our networks were found to be consistently higher than those of our competitors. As in 2005, in 2006 our network was rated by the Technical University of Vienna, Institute of Broadband Communications, as having the highest data throughput in Austria.
     Information technology/Operations support systems
     Information technology’s main focus is to support all lines of businesses locally in mobilkom austria AG and, where needed, internationally in the Wireless segment. The main tasks of IT are consultancy, implementation and operation of systems and architectures.
     Our operations support systems store, manage and analyze essential business information. These operations support systems enable us to make timely business decisions and develop new products and services based on the needs of our customers. Essential developments in 2006 consist of the enhancement of our billing systems for Si.mobil and the no-frills brand bob, implementation of voice-over-IP technology in combination with mobile telephony and the establishment of a general control framework for all technical departments.
     Our main IT systems include our billing systems, customer relationship management (CRM) system, mobile data applications, internal/decision support applications and ERP systems. Our billing systems collect and rate individual customer transactions (voice and data) and produce the invoices either electronically via secure access or in print. Our CRM system covers the total range of customer contacts, serves as an information base for products and services, coordinates business-sales-activities, documents the individual history of customer contacts and operates campaigns. Our mobile data applications – mobile portal (Internet applications via web and WAP) – enable the use of Internet-based services via mobile phones, such as office solutions and portals (www.A1.net). Our internal applications comprise SAP as an enterprise resource management system (which is used to support consolidated and streamlined business processes in the areas of logistics, material management, finance, investment and procurement) and our Data Warehouse, which is continuously developed to deliver all relevant business information.

     Bulgaria
     Following the acquisition of the purchase option for the complete takeover of the Bulgarian mobile operator in December 2004, Mobiltel EAD was acquired in its entirety by Telekom Austria in July 2005.
     Mobiltel EAD is the leading local brand and provider of mobile communication services in Bulgaria. The company provides its products and services to over 4.3 million subscribers at December 31, 2006 compared to 3.6 million at the end of 2005. Due to the continuous mobile business growth the penetration increased from 79.5% in 2005 up to 105.9% at the end of 2006. Due to the increasing customer base the company had a market share of 52.5% in 2006 compared to 57.6% as of December 2005 and held its position as the largest mobile telecommunications operator in Bulgaria. Mobiltel’s customer base is comprised of 36.8% postpaid and 63.2% prepaid subscribers.
     Competition
     Mobiltel EAD competes on the Bulgarian mobile communications market with Globul (100% owned by Cosmote, a Greek mobile operator), the third GSM operator Vivatel (owned by the Bulgarian Telecommunications Company — BTC), which officially launched its services in November 2005 and Mobikom — the only analogous mobile operator holding 0.1% market share and which is expected to leave the mobile market.
     Products and Services
     In 2006 Mobiltel EAD focused on expanding the variety of services offered on the Bulgarian market. A long term partnership agreement was signed with Vodafone, by which international Vodafone products and services were introduced successfully. Vodafone Mobile Connect Card was the first Vodafone product introduced in Bulgaria in April 2006. Competitive roaming tariffs such as Vodafone World and Vodafone EUROCALL and Blackberry service were also introduced to Mobiltel’s customers. The Blackberry allows secure, permanent and instantaneous mobile access to E-Mail account directly from the customer’s handheld. In October 2006 Vodafone live!, mobile Internet portal and branded low cost handsets were launched. Vodafone live! offers a variety of services such as ring-tones, wallpapers, games, mobile TV, videos, news and other information via mobile phone.
     Mobiltel EAD offers retention programs such as a loyalty program, which is a point-based program. Points are awarded on the basis of fees paid. Customers can exchange these points for various benefits such as free minutes, discounts on handsets and accessories. Regular contract binding campaigns offer discounts on monthly fees for migration to new tariff plans and long-term agreements. In terms of handset subsidies, during 2006, all three mobile operators were subsidizing handsets, mainly focusing on low-end handsets. Subsidies are expected to remain on a low level compared to other European mobile markets.
     Postpaid Business. Mobiltel EAD launched a new segmentation for business customers according to monthly revenue and the company’s location. In order to increase attraction and maintain quality services for business customers, Mobiltel’s key accounts re-signed contracts and sold new services directly to the clients’ offices. Mobiltel’s key accounts staff serves more than 25,000 business customers. In March 2006, Mobiltel EAD launched a special offer named “Judgment day” for acquisition of new business customers from the competition. The offer includes free closed-user-group minutes, free on-net minutes, lower tariff plans, gateway solutions and free handsets. Furthermore, a new service was introduced to business customers — Green Line 0800 where Mobiltel provides business customers with a toll-free special number from the 0800 range and allows them to receive calls at no cost for their customers, suppliers and business partners. The service has been available for business customers since August 2006 and is already accessible from all major telecom operators in Bulgaria.
     Postpaid Residential. In 2006 Mobiltel continued to attract the mobile market. A further step into that direction was the establishment of a new brand, “LOOP!”. Loop targets the youth segment allowing anyone between the ages of 14 and 26 to talk at the lowest price ever offered in Bulgaria.
     Mobiltel EAD introduced new tariff plans for the residential segment such as “Mtel Light” (launched in February 2006 and offers a lower monthly fee to encourage the subscribers to migrate from prepaid to postpaid),

“Mtel Relax” (launched in March 2006 and offers free-on-net minutes and the lowest minute prices for calls to all national networks by flat rate), and “Mtel Time” (launched in December 2006, with lower fixed fees and 10 minutes package for the price of one).
     Prepaid. In the Prepaid segment Mobiltel EAD introduced numerous successful prepaid promotions combined with gifts and airtime offers. The gift promotions mainly boosted the “gross adds” development, whereas telecommunication promotions were targeted to be the main driver of promotions.
     Distribution
     In 2006, Mobiltel EAD continued the expansion of their own shop network. New shops were opened during the year reaching a total of 157 in December 2006, compared to 150 in December 2005. Mobiltel EAD distributes its services through indirect sales channels as well. It has signed agreements with two exclusive dealers who own well developed shop networks. During 2006 they added 26 new points of sales.
     Network and Technology
     Mobiltel EAD operates a high quality dual band network which covers over 99% of the Bulgarian population and more than 98% of the territory of Bulgaria.
     After launching GPRS in the beginning of 2004 and EDGE technology in the first quarter of 2005, in the first quarter of 2006 Mobiltel EAD started to provide 3G services after a UMTS license was acquired in 2005. In March 2006, Mobiltel EAD commercially launched it’s UMTS-HSDPA network and was the first in its country to offer 3G services such as Video call, Mobile TV and faster data transfers. The new HSDPA network supports speeds of up to 1.8 Mbps and puts Mobiltel EAD fifth in the world to launch such a technology to serve end customers. This technology currently covers more than 20% of the population and is available in 10 cities, in all of the major Black Sea holiday resorts, and in the skiing areas.
      In December 2005, Mobiltel EAD acquired a Point-to-Multipoint (WIMAX) License for EUR 3.1 million. Broadband customers in 3 cities can use services based on WIMAX technology and therewith be provided with broadband Internet access, VoIP and fast data transfers. 24 locations are planned to be covered until the end of 2007. The end users will benefit from a speed of up to 5 Mbps when exchanging data in a highly encrypted and secured wireless surrounding even in places without fixed line dependence.
     For broadband transmission purposes, Mobiltel EAD owns a Fiber Optic Network, consisting of almost 2000 kilometers and connecting 30 large cities within the country. Based on its double-ring topology, all Switches and Base Station Controllers are linked via a protected Fiber Optic connection, which allows automatic transfer to a back-up route in case of failure and guarantees high reliability and transmission security. The network reduces dependency on the leased lines and related costs. The unique architecture allows automatic transfer to a back-up route in case of failure and guarantees high reliability and transmission security. This enables Mobiltel EAD to offer its clients new quality services related to the transfer of large amounts of secured data such as high speed Internet and VPNs which are currently connecting Mobiltel’s branches in different cities within the country. Additionally the Fiber Optic connections have been deployed towards the international border crossings of Serbia, Macedonia, Greece, Turkey and Romania which support Telekom Austria “Jet Stream” business opportunities. Being operational from the beginning of 2006, the fiber optic network was presented to the public in December 2006.
     Croatia
     In September 1998, Croatia awarded its second GSM license to Vipnet, a consortium in which mobilkom austria AG held an interest. We increased our stake in Vipnet through December 31, 2004, bringing our total interest in Vipnet to 100%.
     As of December 31, 2006 Vipnet served over 1.9 million customers and increased its customer base in 2006 by 18.6% compared to December 31, 2005. Vipnet’s annual churn rate in 2006 was 14.4%. Vipnet has a 42.9% share in the Croatian mobile communications market. Croatia’s mobile communications penetration rate was 101.0% as of December 31, 2006.

     In order to re-position itself on the Croatian telecommunications market, in January 2006 Vipnet took another innovative step by presenting a new visual identity.
     In 2005, Vipnet established a subsidiary, Vipnet services, which began commercial activities in May 2006, to support Vipnet’s business activities and to provide hosting services to members of mobilkom austria.
     Competition
     Vipnet competes in the Croatian mobile communications market with the incumbent operator T-Mobile, a subsidiary of T-HT (Hrvatske telekomunikacije d.d.), with Deutsche Telekom as its main shareholder and, since October 2005, also with tele2.
     In 2004, the Swedish operator tele2 received a combined GSM/UMTS license, which is valid for 20 years. Vipnet and tele2 signed a contract on national roaming in June 2005 and Annex 1 in April 2006 allowing tele2 customers to connect to the Vipnet network throughout Croatia except for the Zagreb area. Under the agreement Vipnet offered tele2 national roaming services for voice, data and billing services. The contract is valid until June 1, 2008.
     Products and Services
     In 2006, Vipnet offered promotional tariffs and packages in order to retain current and attract new customers. Vipnet offered different usage options for all segments allowing benefits such as flat rates for all destinations, free on-net calls for “friends” numbers, discounts on calls to national fixed lines and reduced monthly fees. The launch of new tariffs was followed by special handset promotions. Furthermore, Vipnet’s customer base migrated partly from prepaid to contract.
     As a major tourist destination, Croatia has a high number of visitor roamers in the summer season. Visitors generated 12% of Vipnet’s total revenues.
     The strategic partnership with Vodafone resulted in a successful launch of Vodafone live! 3G mobile portal which enabled the first video streaming service in Croatia, Vodafone World Roaming tariff and Mobile Connect card, which enables quick and easy Internet access with laptops.
     During 2006, Blackberry and Business e-mail services were introduced for primarily small and medium-sized companies. These products offer a complete solution which is accessible from different devices and places without any additional investment. In order to enable customers to use their data products abroad like at home, Vipnet developed data roaming products such as the Blackberry roaming bundle and Mobile Connect card roaming bundles, which were introduced in the last quarter of 2006.
     In February 2006, Vipnet became the first company in Croatia to launch Integrated Telecommunications Solutions (ITS) which makes Vipnet the first “one-stop-shop” provider for mobile, fixed and ISP services. This new package includes the following services for large businesses: fixed and mobile VPN, Internet and IP VPN, as well as the Voice&Internet bundles.
     In June 2006 Vipnet launched a prepaid no-frills brand called ‘tomato’ comprising only voice and SMS services with the lowest flat rate to all destinations in the Croatian market.
     In September 2006, Vipnet launched Vodafone Homebox service to private customers and to small and medium-sized companies as a substitution for the fixed telephone line for calls and access to the Internet. Users can keep their existing fixed line telephone number under this service.
     Networks
     In April 2004, Vipnet began the introduction of EDGE technology, covering 90% of Croatia’s population by the end of 2006. After placing the first UMTS test call in Croatia in May 2003, Vipnet was granted a UMTS license for 20 years in October 2004. Vipnet launched its commercial UMTS services in January 2005 making Vipnet one of the first operators in Europe to operate a combined EDGE and UMTS technology, offering high volume data products to a broader customer base. Vipnet obtained a fixed-net license in July 2005 and in

November 2005 the Croatian Agency for telecommunication decided to grant Vipnet the concession for WIMAX for the city of Zagreb.
     Furthermore, in April 2006, Vipnet was the first operator in Croatia to launch a High Speed Downlink Packet Access (HSDPA) network. In October 2006, Vipnet began offering Mobile Number Portability, the start of WIMAX was in December 2006.
     Slovenia
     In February 2001, mobilkom austria AG acquired the majority ownership of Si.mobil, which began operating in March 1999 as Slovenia’s first private mobile service provider. In May 2006, mobilkom austria AG became the 100% owner of Si.mobil.
     With a penetration rate of 85.4% in Slovenia and a market share of 24.9%, Si.mobil is the second-largest mobile communications provider in the country, serving 420,877 subscribers as of the end of 2006, which represents an increase of the customer base by 17.1% compared to the end of 2005. The contract customer base accounts for 57.5% of the total customer base.
     Competition
     In Slovenia, there are currently three competing mobile operators and one MVNO. Mobitel is the incumbent with a market share of 67.9%, Si.mobil second in place with a market share of 24.9% and Debitel third with a market share of 5.8%. In 2006 an additional MVNO provider, Volja Mobil, offered prepaid services under the brand name izi mobil, using Mobitel infrastructure.
     Western Wireless International (“WWI”), the owner of Vega, decided to exit the Slovenian market in May 2006. Si.mobil reached an agreement with WWI to acquire selected base stations and related sites. These sites and equipment will be used to enhance the existing network of Si.mobil in capacity and quality. In May 2006, Tusmobil, a new operator, formed by the large Slovenian retailer Tuš, bought the DCS 1800 frequencies and core network of Vega, but has not yet commenced operations.
     Products and Service
     Si.mobil was able to position itself as the price leader on the Slovenian market with Smart tariffs, offering to its customers an innovative product portfolio with competitive and transparent pricing. In addition, Si.mobil customers may benefit from the advantages of a global mobile communications company via our Vodafone products. In the beginning of 2006, Si.mobil lowered prices of some contents on Vodafone live!.
     Si.mobil offers Blackberry services on a wide range of devices to its customers. New products and services were offered to business customers including a Business Smart package and Vodafone Mobile Connect Card. Si.mobil attempted to attract former Vega users with special offers including free connection fees and a 50% discount on the monthly fixed fee for a period of one year. In July 2006, Si.mobil introduced an updated Si.Navigator (a GPS navigation system for mobile phones) with modernized high quality maps, enabling more precise directions in Slovenia and in more than 30 countries throughout the world. In October 2006, Si.mobil and iTIVI (a company that operates DVD rental, and TV channels) introduced the first mobile DVD’s rental services via Vodafone.
     Networks
     In September 2006, a UMTS license was granted after a public tender to Si.mobil for EUR 6.5 million. In December 2003, Si.mobil entered the third generation of mobile communications with the implementation of EDGE and covers more than 80% of the population up to date.

     Liechtenstein
     In 1999, the Principality of Liechtenstein granted a GSM license to mobilkom liechtenstein, a wholly owned subsidiary of mobilkom austria AG. mobilkom liechtenstein launched services on September 13, 2000. Furthermore, mobilkom liechtenstein started premium-rate services and services for mobile virtual network operators, which are interconnection margin-businesses that account for a substantial part of its financial results. The premium-rate services were outsourced in 2006.
     The penetration rate in Liechtenstein reached 82.1% as of December 31, 2006. The customer base of mobilkom liechtenstein amounts to more than 4,700 (all of them contract customers), thus accounting for a 16.8% share of the mobile communications market in Liechtenstein. mobilkom liechtenstein extended its position of the largest local mobile operator in this highly competitive market.
     Serbia
     In November 2006, we won a tender for the 3rd UMTS and GSM license in Serbia for EUR 320 million. The license was granted in December 2006 for a period of 10 years and with an additional 10 — year automatic renewal. Operations shall be launched within 6 months with a coverage of 20% of the population, as well as of three major highways reached within 12 months after the grant. 50% of the population and all highways have to be covered within 24 months and 80% of the population and 90% of the territory of the Republic of Serbia have to be covered within 48 months.

Property and Equipment
     Our consolidated financial statements show a net carrying value for property, plant and equipment of EUR 3,216.0 million in 2006 and EUR 3,583.0 million in 2005. The total acquisition costs were EUR 11,053.3 million in 2006, and EUR 10,962.0 million in 2005. The acquisition costs include, among others, communications network and other equipment totaling EUR 10,091.5 million, land totaling EUR 55.5 million and buildings totaling EUR 743.9 million on December 31, 2006. The items communications network and other equipment primarily include switching and transmission equipment as well as access and trunk cables.
     The properties of Telekom Austria consist primarily of buildings with integrated technical facilities, such as switching devices, transmission towers and antennas and, to a relatively small extent, administrative buildings. In addition to the buildings we own, we also lease space. At December 31, 2006, we used about 2,372 facilities, of which approximately 40% were leased. The major part of land and buildings comprise the property formerly owned by Post und Telekom Austria AG and allocated between Österreichische Post and Telekom Austria as a result of the spin-offs described under “— 4.2. History and Development of the Company.”
Research and Development
     Research and development (R&D) in combination with our innovation strategy, product lifecycle management and technology strategy is an integral part of our innovation management. We believe that R&D is important to our continuing success and for retaining our technological innovation leadership in the market. We hold a variety of patents and licenses, however no single self-developed patent or license is material to our business.
     We seek to stay ahead in promising areas of new research and scientific advances with a focus on application-oriented research and convergence of services. We focus our research activities on trend-setting and usability — proved technologies particularly in the field of broadband communications, transmission technologies, service platforms, optical core technology, network security and support systems within our fixed line and mobile telecommunications networks. We consider these research areas indispensable for the creation of new services and for the build-up of efficient and reliable multi-service network structures. Related issues are being dealt with through participation in national and international initiatives and network driving initiatives. Telekom Austria sees itself as a driving force in the interplay between the Austrian ICT (Austrian Information and Communications Technology) research landscape and system manufacturers.
     During 2006 we continued our cooperative research efforts with industry and academic partners in various projects partly funded by the European Commission or national funding schemes. Our projects focus on the development of advanced, personalized harmonized services for users by taking advantage of heterogeneous service infrastructures, new generation network (NGN) architecture and convergence of circuit and packet switched services.
     The NGN architecture is based on a packet-based network able to provide telecommunication services and able to make use of multiple broadband, QoS(Quality of service)-enabled transport technologies, in which service-related functions are independent from underlying transport-related technologies. It enables unlimited access for users to networks. It supports total mobility which will allow for a consistent and universal provision of services.
     Research activities are coordinated between the two operating segments, Wireline and Wireless on a regular basis.
     Our consolidated research and development expenses amounted to EUR 41.3 million, EUR 43.0 million and EUR 42.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.
Wireline
     Our innovation strategy for our Wireline segment focuses on customers and their current and future requirements which we expect will be most relevant for the segment in the coming years. In 2006, the Wireline segment continued its application — and service — oriented research program.

     We believe that peering with other technology innovation leaders will result in an increased ability to leverage and improve our R&D efforts. Thus innovation partnerships with other companies, research institutes, universities and other relevant stake holders form an integral part of our innovation strategy.
     In 2006, our efforts focused on developing new broadband multimedia services and enriching the experience of our interactive multimedia platform. This included developing systems to support user generated content and personalized interactive services, telematics, e-Living (broadband connections combined with services creating comfort and convenience in everyday life) services, New Generation Network architecture and convergence of circuit and packet switched networks.
     In further support of Wireline’s multimedia strategy we focused our research on high speed transmission technologies, OSS/BSS (operational support systems/business support systems) platform architecture for the automation of processes, replacement of legacy systems and implementation of end2end modules. To enable us to provide the best quality and high capacity products we continued our research in advanced networking technologies like FTTx (Fiber to the x, where x stands for home, cabinet, curb, etc.), XDSL, Carrier Ethernet and SAN (Storage Area Networks).
     Our work on innovative applications and services for supporting community content and identifying technologies such as RFID (radio frequency identification), lead to a successful prototype of personalized community television, where information, entertainment and appropriate films are made available automatically according to language and age. This effort was recently rewarded when we received the innovation prize of the Multimedia and E-Business State Prize 2006.
Wireless
     In 2006 our Wireless segment continued to focus on application — and service-oriented R&D programs based on user centered approaches. All of our R&D activities have been conducted in line with our strategic focus of improving quality, usability and user experience, and much of our R&D activities have been pursued in cooperation with other companies, research institutes or academic partners. Our projects have primarily focused on developing personal mobile broadband services and bearer agnostic service delivery as well as continuing our Quality of Service initiatives.
     We filed international patent applications pursuant to the Patent Cooperation Treaty for Mobile Video Streaming and for improved resolution on small screens for mobile handsets. We have implemented the concept of a Service Interaction Gateway (SIG) in the Next Generation Intelligent Network (NGIN) platform for more efficient service delivery and reduced time to market for new products developed.
     To maintain our service quality, we continued our research program in enhanced network monitoring and analyses of user behavior. Keeping track with technology trends in mobile communication we focused our research scope on radio access technologies, real time multimedia applications, Telematics, three — dimensional localization, user interface research and Near Field Communication for innovative access and payment solutions. In a pilot conducted under guidance of the National Regulatory Authority, we also successfully tried and demonstrated Digital Video Broadcast for Handhelds (DVB-H). Most noteworthy, however, was our research in the context of the IP Multimedia Subsystem (IMS). Our IMS-related projects enabled the successful launch of the friendly user trial of “A1-over-IP”. Equally important were activities to improve the quality of mobile video services. A solution for monitoring the live network has been extended further through application-oriented research and allows more detailed monitoring and data analysis.
     As in the previous years, we have also continued our research activities focusing on avoiding the annoyance and cost of spam.
Capital expenditures
     For information relating to our capital expenditures, see “Item 5.4. Liquidity and capital resources — Capital expenditures”.

4.3. REGULATION AND LEGAL FRAMEWORK
Regulation
Austria
     Liberalization
     The development of Austrian law coincides with the regulatory actions taken by the European Union. As a result of implementing European Union directives, the Austrian telecommunications market was liberalized by the Austrian Telecommunications Act of 1997.
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
     In the 1990s, the European Commission (EC) used powers derived from the EC-Treaty to open telecommunications markets in the European Union member states by issuing directives providing for liberalization and abolishing monopoly rights of the state-owned telecommunications operators. In the following years, the European Union adopted a number of directives and recommendations regarding open and efficient access to and use of public telecommunications networks and services, which were formerly known as “Open Network Provisions”.
     In February 2002 the European Union adopted a package of new directives, which was implemented in Austria by the Telecommunications Act in August 2003. The European Union is currently reviewing the directives adopted in February 2002.
     The framework-directive adopted in 2002 by the European Union defines new rules for the market definition procedure, which are more in line with general competition law. Under this directive the national regulatory authorities will seek to harmonize their decisions on an EU-wide scale. The 2002 requirements were intended to harmonize technical interfaces, usage conditions and tariff principles throughout the European Union and to ensure objectivity, transparency and non-discrimination in access to and use of public telecommunications networks and public telecommunications services. The 2002 directive also foreshadowed the first detailed regulatory measures such as Carrier Pre-selection or Number Portability and universal services like directory services, public payphones or non-discriminatory access to the network. Furthermore, the national regulatory authorities are required to consider more factors in determining whether a company has a dominant position in that market.
     The Access- and Interconnection directive provides the legal instruments for regulating the telecommunications wholesale markets (carrier to carrier relations) based on the principle of technical neutrality while the Universal Service Directive focuses on the provision of the universal service and limited ways of regulating retail prices. The licensing directive establishes a common ground for providing services and operating networks.
     In July 2002, the European Union adopted a new directive on the processing of personal data and the protection of data privacy in the electronic communications sector. The directive on competition in the markets for electronic communications networks and services, also adopted in September 2002, replaced the former directive on full competition (90/388/EC) as of July 25, 2003.

Development of Regulation in Austria
     In August 2003, the newly amended Austrian Telecommunications Act (the “Act” ) implemented the European Union telecommunications directives adopted in 2002, thereby moving regulation of the Austrian communications market from sector specific regulation to the principles of competition law. The Act was also expected to lead to further harmonization of market conditions through an obligatory European Union-wide consultation process among national regulatory authorities, as well as by keeping national regulations technologically neutral. The Act empowers the Austrian Federal Minister for Transportation, Innovation and Technology (“the Minister”) and the national Regulatory Authority (as defined in the section below “the Regulatory Authority”) to issue ordinances containing detailed provisions relating to the Austrian telecommunications market.
     The Act allows unrestricted market access to all entrants who qualify under the Act and replaced the former licensing regime with a general notification requirement. One of the principal objectives of the Act is the promotion of competition within the Austrian communications sector and the provision of reliable, high-quality and innovative telecommunications services at a reasonable price. Additional objectives include the provision of universal services throughout Austria, the protection of customers and operators against the distortion of competition, access to information regarding prices and general terms of service, data protection, avoidance of significant market power (“SMP”) and efficient and interference-free use of frequencies. Operators having SMP in communications markets are subject to a special regulatory regime. In general, sector specific regulatory measures are applicable only in the absence of effective competition. Regulatory measures are to be kept technologically neutral and may not restrict the introduction of innovative products and services (generally referred to as “emerging markets”).
     Under the Act, retail markets should only be subject to regulation if regulatory measures applied to the wholesale markets fail to ensure effective competition. In accordance with the principles of general competition law, markets which may be subject to sector-specific regulation are generally identified by the European Commission and accordingly defined by the Austrian regulatory authorities as subjects of market analysis. The European Commission can veto market definition and market analysis decisions proposed by the national Regulatory Authority. Where the Minister or the national Regulatory Authority intends to take measures with material effect on the Austrian telecommunications markets, a national consultation process is required to take place.
     As a further result of the transition to general competition law, the Cartel Court has been vested with sole jurisdiction over matters concerning abuse of SMP.
     The mandate of the Regulatory Authority overseeing the Austrian communications markets is to ensure competition and the availability of high-quality communication services. Under the Act, the Regulatory Authority is responsible for notification, usage of frequencies, administration of the numbering system, ensuring unrestricted market access for new entrants and controlling the provision of universal services. The Regulatory Authority is required to define and analyze markets in order to identify operators with SMP and to impose regulatory measures where it is deemed necessary. The Regulatory Authority’s role includes ensuring equal access to networks, internally used services and facilities for all competitors, particularly in the areas of interconnection, pre-selection of a carrier, number portability and opening of access to local subscriber lines, also called “unbundling of the local loop”. Access may be refused only on objective grounds, such as network-security or lack of interoperability of services. The Act also generally deals with protection of data, technical infrastructure, numbering, rights of way and consumer protection.
     Results of the regulation of operators with significant market power/ Review of the regulatory framework for electronic communications
     Under the 2002 EU directives, the former sector-specific concept of market dominance, now called “significant market power” has been adjusted to the concept of market dominance as used in European Union and Austrian competition law. In May 2003, the EU Commission identified 18 markets which may be subject to sector-specific regulation. In late 2005, the European Commission announced a timetable for the review process of the 2002 regulatory package which has been subject to EU-wide consultation in 2006. The main proposals of the European Commission concern the following issues:
•	Implementation of harmonized and liberalized frequency & spectrum management;

•	Development of “better regulation”;

•	Further harmonization of the internal market;

•	Strengthening consumer protection and user rights; and

•	Implementation of obligatory security measures.
     The European Commission reviewed this list of 18 markets and published a new draft recommendation for the list of markets in July 2006 for public consultation. The new draft recommendation suggests deleting all retail-voice markets from the list, which would be a first step in deregulating retail markets in Europe. The final recommendation with the new list of markets is expected to be published before the summer of 2007 and will need to be implemented into national law.
     To date, the Austrian Regulatory Authority has also reviewed its first market ordinance based on the EC’s original list of markets and has made some amendments. The revised ordinance for 2006 contains 13 markets to be analyzed by the national Regulatory Authority which started the new market analysis process immediately. We do not expect the revised ordinance including the missing markets to enter into force before the end of 2007.
     Market Analysis
     In 2006, the Regulatory Authority began its second round of market analyses on the grounds of the newly amended market ordinance. The Act stipulates that market analysis processes have to be carried out by the Regulatory Authority at the national level at least every two years.
     If the Regulatory Authority has determined that we exercise SMP in one of the relevant markets, the Regulatory Authority may regulate the services we provide and the prices we charge for those services. The Regulatory Authority has the power to control individual tariffs and cost orientation of these tariffs which requires that the prices of tariffs have to be based on the fully distributed costs and approves our minimum offer of leased lines and the prices for those leased lines.
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
     The Regulatory Authority has analyzed most of the markets in the second round and has published the results of its analysis for the certain markets. Please see “— Major regulatory decisions affecting Telekom Austria” for further information.
     The remedies the Regulatory Authority has so far imposed on us as a fixed line operator are more detailed than under the old regime, but in certain markets where competition has intensified we have seen the first steps toward deregulation. The market analyses have confirmed the previous conclusion that we are no longer viewed as having SMP in the following markets relevant for our fixed line business :
•	In the retail market of “publicly available international telephone services provided at a fixed location for residential customers”; and

•	In the wholesale market of “wholesale trunk segments of leased lines”;
     The absence of regulatory action in these markets leads to more freedom in pricing, selecting the product mix, and the ability to respond quickly to customers’ needs.
     For the remaining markets it has been determined that we have SMP. The following is an overview of remedies imposed on Telekom Austria in these markets.
Retail market
     In the markets of “access to the public telephone network at a fixed location for residential customers” and “access to the public telephone network at a fixed location for non-residential customers” we are still deemed to have SMP and the Regulatory Authority has suggested certain remedies. In January 2007, new draft decisions were published for public consultation. As a result, the regulatory obligations will slightly change in comparison to the previous decisions from 2004. In particular, we will be obliged to continue to offer our services on a non-

discriminatory and cost-oriented basis, to provide separated accounts and to offer “Carrier Selection and Carrier Preselection” and a “Resale-Standard also offered on a retail-minus basis”. Our end-customer tariffs are still subject to ex-ante-approval. The new decisions also concern short-term advertising campaigns and product bundles.
     In the markets “publicly available local and/or national telephone services provided at a fixed location for residential customers”, “publicly available local and/or national telephone services provided at a fixed location for non-residential customers” and “publicly available international telephone services provided at a fixed location for non-residential customers” the draft decisions of the Regulatory Authority, on the one hand, asserts Telekom Austria as operator with SMP, but on the other hand, acknowledges the heavy competition from mobile businesses. This leads to the suggestion of a deregulatory approach in these markets as we no longer need to receive prior approval of end-customer tariffs, which leads to faster time-to-market for tariffs.
     In the market “minimum set of leased lines” we are required to provide a minimum set of leased lines to retail customers under non-discriminatory, cost-oriented and transparent conditions. Telekom Austria’s tariffs are subject to ex-ante approval and detailed information must be published, including technical specifications, tariffs and conditions. An exception has been made for the so-called n*64 kbit/s leased lines — for which we no longer need ex-ante approval of those tariffs.
Wholesale market
     The market analyses did not result in material changes in the scope of regulation at the wholesale level except for the wholesale leased line market of terminating segments. We are deemed to have SMP status in the markets of “call termination on individual public telephone networks provided at a fixed location” and “call origination on the public telephone network provided at a fixed location”. The first decision on the market for “transit services in the fixed public telephone network” has been vetoed by the European Commission. The market definition has been reviewed and a new market analysis for transit services was carried out by the Regulatory Authority. In March 2007, the final decision has been published and as a result all regulatory obligations for Telekom Austria on the transit market will be lifted by mid 2007.
     Telekom Austria amended and published its four reference offers according to the obligations set by the Regulatory Authority. For the wholesale markets of “call termination on individual public telephone networks provided at a fixed location” and “call origination on the public telephone network provided at a fixed location” the public consultation about the draft decision is finished but the final decisions are pending issuance. The final decision for the market of “wholesale unbundled access (including shared access) to metallic loops and sub-loops for the purpose of providing broadband and voice services” has been released as the regulatory obligations have not been changed compared to the first decision of 2004.
     In the case of the market “wholesale terminating segments of leased lines” Telekom Austria still has SMP, however, competition increased in high bandwidth categories and in major cities. This leads to a partial deregulation in this market. Telekom Austria is still obliged to fulfill the regulatory requirements deriving from the first decision of 2004, however, leased lines above 155 megabits per second are in general no longer subject to regulation and most of the obligations for leased line terminating segments within the nine major cities in Austria of 34 megabits per second and above have been lifted.
     The wholesale broadband access market (e.g. bit-stream access services) has not been analyzed so far. We expect a review of this market within the year 2007.
Mobile markets
     In the market for “access and call origination on public mobile telephone networks” the Austrian Regulatory Authority concluded that no operator has SMP.
     In December 2006, the Regulatory Authority filed decisions adjudicating that each operator has SMP on the market for “voice call termination on individual mobile networks”. The Regulatory Authority applied the same remedies for all operators. In particular these remedies are non-discrimination regarding quality and price, cost-oriented termination fees on the basis of long run average incremental cost (L-RAIC), and publication of a reference interconnection offer. mobilkom austria AG has appealed this SMP decision. This appeal is still pending.
     As a consequence of SMP findings on the markets for “voice call termination on individual mobile networks”, the Regulatory Authority decided on significant reductions for mobile operators’ termination rates in

December 2005. In the long term, reciprocal termination rates should be equivalent to those of the most efficient mobile network provider in Austria. This decision requires mobilkom austria AG to reach the 6.79 eurocent level in mid 2007, T-Mobile Austria in mid 2008, and ONE and Hutchison 3G as the last operators at the end of 2008. tele.ring was set to the same level as T-mobile from May 2006, after approval of the takeover. mobilkom austria AG appealed this decision. As this decision was only valid until the end of 2006, new regulatory proceedings have already started, and the result may vary from the decision in December 2005 (see also “— Regulation of interconnection and access fees” below).
International Roaming
     For the “wholesale national market for international roaming on public mobile networks”, the market analysis procedure was formally started at the end of 2005. In September 2006, the Regulatory Authority found that no mobile operator had SMP in the national market for international roaming. Nevertheless, we may still become subject to European regulation in setting our roaming charges, which may limit our flexibility in pricing and may adversely affect our revenues, profitability and net income.
Regulation in other markets
     On December 21, 2005, the Bulgarian Communications Regulation Commission (CRC) finalized the annual SMP designation procedure for mobile markets and designated Mobiltel as having SMP. The obligations imposed on Mobiltel as SMP operator are non-discrimination, transparency and the obligation to interconnect with other operators.
     In September 2006, the Bulgarian Parliament adopted a draft Electronic Communications Act (the Bulgarian Act) aiming at implementing the 2003 EU regulatory framework. The Bulgarian Act is expected to enter into force in 2007 and is expected to give more powers to the national regulator and to provide grounds for a significant increase of the regulatory pressure over Mobiltel as dominant SMP operator. The Bulgarian Regulator shall make a market analyses and propose regulatory measures. Such measures could include:
•	a decrease of Mobiltel’s termination rates to cost oriented levels;

•	imposition of wholesale access to Mobiltel’s network on cost oriented levels;

•	imposition of national roaming obligations;

•	imposition of accounting separation and development of cost accounting system; and

•	imposition of number portability on cost oriented levels.
     In September 2006, Vipnet launched the Vodafone Homebox service on the Croatian market. This service was under investigation by the Croatian regulator based on the complaints by fixed line providers. The investigation required that this service be provided with additional conditions (which include, in existing GSM and UMTS licenses, the possibility to use those frequencies for fixed network services and to harmonize use of numbers with changes in Numbering Plan that should be done by the regulator), which should be fulfilled within 2007. As Croatian Regulator did not set up legal premises, this issue is still pending.
     In Slovenia the incumbent Mobitel and Si.mobil have been required to begin rebalancing interconnection rates. Rates from fixed networks will decrease and those from mobile networks will increase in order to come to a single termination rate for each operator. In June 2006, Mobitel cancelled its interconnection contract with Si.mobil and as a result the Slovenian Regulatory Authority (APEK) must solve the dispute over interconnection rates and asymmetry.
     In December 2006, the Slovenian government published the final version of the Electronic Communications Act. The main changes refer to 24 month data archiving obligations, as operators can be held responsible for damages in case of end-user abuse.

     Ordinances under the Telecommunications Act of 2003
     Since the enactment of the Act, the Minister and the Regulatory Authority have issued several important ordinances.
•	The Telecommunications Market Ordinance (“Märkteverordnung”) , which became effective on October 17, 2003, defines the markets that may be subject to regulation (see also “— Results of the regulation of operators with significant market power — Market analysis”). The review of the ordinance was published in February 2006 and for the first time included voice over broadband (VOB-services) in certain markets.

•	The Mobile Number Portability Ordinance (“Nummernübertragungsverordnung”), established the legal and regulatory framework for the portability of mobile subscriber numbers and stipulated the requirements and the timeframe of a porting, customer protection and transparency of costs (see also “— Interconnection and specific network access” below).

•	The Numbering, Tariffs and Value-added Services Ordinance (“Kommunikationsparameter-, Entgelte und Mehrwertdiensteverordnung“) was released on May 15, 2004 and revised on October 18, 2006. In the first release the numbering parameters and the requirements for allocation of numbers changed only slightly (some number-ranges were removed and some new ones were added, such as a number-range for convergent services), the main ambition was to optimize consumer protection in cases of value-added-services, resulting from an ever increasing number of objections against these services (especially dialer-abuse). Maximum prices for shared cost services and premium rate services, several complex and detailed transparency rules as well as prohibitions for misuse were added.

•	The Ordinance of Legal Interception Cost (“Überwachungskostenverordnung”) was adopted on August 12, 2004 and introduces the fees to be paid by courts and governmental authorities for the interception of voice communications.

•	The Ordinance of Legal Interception (“Überwachungsverordnung”) was adopted on November 2001. Telekom Austria implemented the European Telecommunications Standards Institute - Standards (the ETSI) which is an independent, non-profit organization, whose mission is to produce telecommunications standards for today and for the future. Refunding of the implementation cost by the Republic of Austria is still under negotiation.

•	The Ordinance of Collecting Data for Statistics (“Kommunikations-Erhebungs-Verordnung”) was adopted on September 20, 2004 and sets out the frequency and details of information a telecommunications service provider is required to provide to the Regulatory Authority for statistical purposes.

•	The Ordinance on Itemized Billing (“Einzelentgeltnachweisverordnung”), which was enacted on May 1, 2004, sets forth the standards for itemized billing.

•	The Ordinance of Universal Services (“Universaldiensteverordnung”) was amended on October 24, 2006 to enable the implementation of a Payphone Access Charge for calls to free of charge numbers.
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
     The Regulatory Authority
     The Telecommunications Act of 2003 and the Communications Authority Act establish the legal basis for the existing regulatory bodies in the telecommunications (“Telekom-Control-Kommission”) and the broadcasting media sector (Communications Authority). The Rundfunk und Telekom Regulierungs-GmbH serves as the administrative arm of both of these authorities. Within this report the term “Regulatory Authority” refers to “Telekom-Control-Kommission” and to “Rundfunk und Telekom Regulierungs-GmbH.”

     Telekom-Control-Kommission
     The Telekom-Control-Kommission is an independent three-member committee that meets the requirements of a Tribunal under the European Convention on Human Rights.
     The competencies of the Telekom-Control-Kommission include ordering joint use in a dispute concerning rights of way; issuing decisions in proceedings concerning data of subscriber directories; determining financial compensation to be paid from the universal service fund; determining the amount to be paid to the universal service fund; determining whether in a respective relevant market one or more operators have SMP and imposing specific obligations; issuing decisions in procedures concerning specific obligations (e.g. obligation of non-discrimination, access to network equipment and network features, interconnection, number portability and Carrier Selection); approving conditions of business and charges and exercising the right to object; issuing decisions on the licensing and allocation of frequencies as well as the change and revocation of frequency allocations; issuing decisions on the right to provide communications networks or services, including the right to revoke these rights; issuing decisions on preliminary injunctions; identifying and filing applications concerning unjust enrichment by providers through excessive pricing and filing applications with the Cartel Court.
     Rundfunk und Telekom Regulierungs-GmbH
     Generally, the Rundfunk und Telekom Regulierungs-GmbH, a non-profit company with limited liability, is responsible for all issues, which are outside the responsibility of the Telekom-Control-Kommission. Its primary activities are in particular numbering and dispute resolution between end-users and operators and dispute resolution among operators. Pursuant to a modification of the Telecommunications Act of 2003, the Rundfunk und Telekom Regulierungs-GmbH can enact ordinances (such as those concerning numbering, value added services or relevant markets for regulation) and must resolve certain disputes (“alternative dispute resolution”) concerning the Telekom-Control-Kommission. Amendments in the Telecommunications Act in 2005 laid the basis for changes in the funding of the Regulatory Authority. Therefore, the Republic of Austria is obliged to contribute to 25% of the financing, whereas the remaining 75% must be contributed by the service operators. The amendment became effective January 1, 2005. The Minister supervises the Rundfunk und Telekom Regulierungs-GmbH’s activities. Rundfunk und Telekom Regulierungs-GmbH is required to publish a yearly report about the activities of the Regulatory Authority and is also obliged to report annually in writing to the Minister and to the Parliament on the implementation of the targets set by the regulation.
     Communications Authority
     Pursuant to the Communications Authority Act, the Communications Authority is responsible for the broadcasting media sector. In some cases, the Communications Authority may serve as the Regulatory Authority under the Telecommunications Act of 2003 or may at least be a party in proceedings.
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
     Regulation of market entry
     The Telecommunications Act of 2003 abolished the former licensing regime for entry into the market by new participants. Entry into the market by a new participant now requires only notification with the Regulatory Authority and the payment of a processing fee.
     GSM
     The Telecommunications Act of 2003 also replaced the former licensing regime for mobile operators using the GSM technology with a notification regime. However, the provision of mobile telecommunication services continues to be limited by the allocation of the frequency spectrum. Therefore, the number of GSM-network operators has remained the same as under the former Telecommunications Act. There are currently three GSM network operators, which are:

•	mobilkom austria AG;

•	T-Mobile Austria GmbH, (formerly max.mobil Gesellschaft für Telekommunikation GmbH, took over tele.ring Telekom Service GmbH & Co KG in 2006); and

•	ONE GmbH (formerly Connect Austria Gesellschaft für Telekommunikation GmbH).
     One Mobile Virtual Network Operator (MVNO), tele2UTA, and three service providers — Yesss!, eety and eTel — use the network of ONE GmbH.
     UMTS
      On November 3, 2000, six mobile operators, including mobilkom austria AG, successfully bid for UMTS licenses, mobilkom austria AG bid for paired 10MHz and unpaired 10MHz frequency spectra in an auction held by the Austrian Regulatory Authority. Under the terms of the license, mobilkom austria AG was required to cover 25% of the Austrian population by the end of 2003 and 50% by the end of 2005. At the end of 2005 mobilkom Austria AG’s UMTS network already covered approximately 60% of the Austrian population.
      At the end of 2003, mobilkom austria AG bought the Telefonica-owned Austrian company 3G Mobile, thereby acquiring additional paired 9.8 MHz frequency spectra. However, prior to its approval, the Regulatory Authority imposed an obligation on mobilkom austria AG to sell 2x5 MHz frequency spectra by January 31, 2005. Therefore, mobilkom austria AG agreed to sell 2x5 MHz to the competitor T-Mobile Austria in March 2004. The transaction was completed in January 2005.
      The UMTS licenses granted in Austria in November 2000 require that UMTS licensees like mobilkom austria AG, who also hold digital GSM licenses, grant national roaming services to any UMTS licensee who does not operate a GSM network, provided that it is technically feasible. National roaming means that the customers of an UMTS operator are able to make and receive phone calls in areas not covered by their UMTS operator by using the network of another GSM operator. UMTS providers that have a minimum of 20 per cent population coverage in Austria with their UMTS network are entitled to receive national roaming. If no agreement on roaming rights can be reached among the respective UMTS providers, the regulatory authority can determine the roaming rights and roaming fees in a regulatory proceeding. In 2002, mobilkom austria AG entered into an agreement with Hutchison 3G Austria for GSM and GPRS roaming services as Hutchison 3G Austria only provided its customers a UMTS network in congested areas. However, Hutchison 3G has recently announced its intention to roll out a nationwide UMTS network, as it acquires a large number of former tele.ring sites after the takeover of tele.ring by T-mobile. National roaming among UMTS operators is also permitted, although there is no legal obligation to provide this service.
     Major regulatory decisions affecting Telekom Austria
     Wholesale line rental
     In November 2004, after lengthy proceedings, the Regulatory Authority approved an offer from Telekom Austria to our competitors for wholesale line rental for a monthly fee of euro 12.70 per line or a one-off investment payment of EUR 750,000 and then payments of EUR 11.32 per line. In January 2005, one of our competitors appealed to the Supreme Administrative Court. This appeal is still pending. The Regulatory Authority initially decided that due to our SMP in the access market, Telekom Austria is now formally obliged to provide a standard offer for wholesale line rental.
     In March 2005, one operator initiated a regulatory proceeding against us requiring wholesale billing services to enable it to bill its customers the monthly line rental as well as the traffic volume. The Austrian Regulatory Authority decided that the wholesale billing service is included in the already existing standard offer for wholesale line rental.
     Current tariffs: voice telephony services and leased lines
     In May 2004, we introduced a new tariff plan and frequent user reward program. It allows customers to benefit from the now wider choice of tariffs for calls to mobile phones, different regions and to friends (see “Item 8.2. Other information — Litigation”). In November 2004, Telekom Austria introduced additional tariff packages completing customers’ choice for calls to mobile phones. In March 2006, the Regulatory Authority approved our new tariff scheme containing new tariffs for business customers and new additional tariff packages for calls to mobile networks and to company locations. On February 5, 2007, the Regulatory Authority approved additional new tariff packages.
     “Minimum set of leased lines and access to terminating segments of leased lines” (see also “— Results of the regulation of operators with significant market power — Market analysis”)
     In October 2004, the Regulatory Authority decided that Telekom Austria has SMP in the market for “terminating segments of leased lines” and required us to release a non-discriminatory wholesale offer for these network elements on January 31, 2005.
     Fixed-to-mobile tariffs
     Following the tariff approval of the Regulatory Authority, our tariffs for end-users must reflect the terminating fees to mobile networks accordingly. Differences between the tariffs to mobile networks must derive from different termination fees. We are obliged to disclose the calculation of the fixed to mobile tariffs to the Regulatory Authority.
     Tariffs for special services
     In December 2000, the Austrian government enacted a special act (“Fernsprechentgeltzuschussgesetz”) providing for payments by the state for the communications costs of certain customers, such as those who are indigent, physically handicapped or poor. The Republic of Austria will pay telecommunications providers EUR 13.81 per month for providing communications services each such customer. With this entitlement, the eligible person is granted free access plus one hour of free calls during day-time hours in their local zone. We also signed a contract with the Minister that regulates the administration and payment concerning of this subsidy through February 2010. At December 31, 2006, we served approximately 241,900 entitled customers.
     Interconnection and specific network access
     In various decisions since March 1998, the Regulatory Authority has set out additional principles for interconnection. With these decisions, the Regulatory Authority sets the tariffs for interconnection from fixed line and mobile-to-fixed line and also from fixed line to mobile networks.
     General principles
     All operators of public telecommunications networks are by law obligated upon request to offer network interconnection to other operators. If the parties fail to reach an agreement within six weeks, each party can refer the matter to the Regulatory Authority, who will then decide on the conditions for interconnection. The Regulatory Authority is also entitled to determine fees for interconnection if providers with SMP are involved. The interconnection agreement must contain certain terms required by the Interconnection Ordinance discussed below (see also “— Major Regulatory decisions affecting Telekom Austria).
     The Regulatory Authority decides on the tariffs for carrier selection, the type and scope of carrier selection to be implemented, local interconnection, mutual access to toll-free numbers, value-added services, shared cost services, private networks, personal numbers and access to on-line services.
     The issue of interconnection is still of particular importance to the development of a competitive market in telecommunications. The European Union Regulatory Framework for Interconnection is set out in Directive 2002/19/EC and applies to access to and interconnection of electronic communication networks and associated facilities. These provisions were implemented in Austria by the Telecommunications Act of 2003, the Interconnection Ordinance and the new Numbering Ordinance.
     The Telecommunications Act imposes specific obligations concerning network access and interconnection. The Interconnection Ordinance provides detailed regulations and specifies the manner in which interconnection and special network access is to be carried out. The reissued Numbering Ordinance also lays down the principles of pre-selection of a carrier and number portability.

     Interconnection in Austria
     At December 31, 2006, Telekom Austria as a fixed line operator had entered into interconnection agreements with 25 fixed-line and 5 mobile (GSM, UMTS) registered operators in Austria. Separate fixed line and mobile agreements were entered into with all five mobile operators. The most important services between operators are voice interconnection services, such as call termination, carrier selection, call origination to services (e.g. value-added services), and number portability as described below.
     Call termination in Austria
     Fixed line call termination is the service which transports a telephone call from the point of physical connection between two or more networks to the called party on another network. Fees for call termination vary depending on the route taken by the signal and the number of switching elements used. Depending on the locations of the point of interconnection and the called party, there may be a different number of switching stages and inter-exchange links, which is the reason for a more complex tariff structure. The charge is calculated on a per minute basis. Austrian practice distinguishes among three situations:
•	Local exchange interconnection allows access to all customers within a local area;

•	Single transit interconnection is interconnection via a single transit switch. In technical terms, this is known as single transit or single tandem call termination. We offer seven long distance exchanges for single transit interconnection; and

•	Double transit interconnection is interconnection via two transit switches. In technical terms, this is known as double transit or double tandem call termination.
     For mobile call termination there is no differentiation in respect to the point of interconnection or the time of day (peak/off-peak).
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
     The following table shows the applicable interconnection fees.

			Single tandem	Double tandem
	Rates	Local	(One main switch)	(Two main switches)
		(EUR per minute)	(EUR per minute)	(EUR per minute)
Origination	Peak	0.0082	0.0128	0.0290
	Off-peak	0.0048	0.0071	0.0110
Termination	Peak	0.0082	0.0128	0.0225
	Off-peak	0.0048	0.0071	0.0087
Transit	Peak	n.a.	0.0028	0.0060
	Off-peak	n.a.	0.0014	0.0031
     A group of operators initiated a proceeding with the Regulatory Authority regarding future fees. The Regulatory Authority decided in September 2004 to cap the interconnection fees in fixed line networks at an average of 3.3% retroactively for the aforementioned providers as of October 1, 2003. There was no change in 2006.

     Interconnection fees for accessing on-line services are EUR 0.0082 per minute (peak) and EUR 0.0048 per minute (off-peak) for the local level, and EUR 0.0128 per minute and EUR 0.0071 per minute for single tandem. Local transit is not permitted. Although the principle of reciprocity is approved, the Regulatory Authority already decided in previous rulings that we must pay the interconnection fee for regional call termination to one operator which is connected at the local level instead of a local termination fee.
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
     According to the decisions of the Regulatory Authority (see “— Results of the regulation of operators with significant market power — Market analysis”) the current obligations in terms of interconnection will be kept. Moreover, we are obliged to have our future reference interconnection offers approved by the Regulatory Authority.
     Mobile operators must pay the same fees as fixed network operators for terminating their calls in the fixed network. For fixed-to-mobile termination, the fees vary depending on which mobile network the call is actually terminated.
      The Regulatory Authority required tariff reductions in December 2005 — mobilkom austria AG, T-Mobile Austria and ONE had to lower their current termination rates from November 1, 2005 by 0.52 eurocent per minute. mobilkom austria AG, T-Mobile Austria, ONE, and tele.ring then were required to lower their termination rates from January 1, 2006 by 1 eurocent every six months. Hutchison 3G had to lower its termination rate from January 1, 2006 by 1.83 eurocent every six months. Each provider has to follow these steps until each one of them reaches the L-RAIC level of 6.79 eurocent, according to the decision of December 2005. The goal is to have reciprocal termination rates on the level of the most efficient mobile network provider in Austria (L-RAIC-level). According to that decision, mobilkom austria AG will reach this level in mid 2007, T-mobile in mid 2008, and ONE and Hutchison 3G as the last operators at the end of 2008. tele.ring was set to the same level as T-mobile from May 2006 after approval of the takeover. mobilkom austria AG appealed against this decision. However, as this decision was only valid until the end of 2006, new regulatory proceedings regarding the mobile termination rates in 2007 and 2008 – involving all mobile operators — have already started, and the result may vary from the decision in December 2005. Variations may include the final L-RAIC-level as well as the point in time when this level shall be reached by all operators.
     Before the decision in December 2005, the regulated rate for termination in the mobilkom austria AG network was EUR 0.1086.
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
     Number portability (see also “— Ordinances and the Telecommunication Act of 2003”)
     According to European Union directives, the Austrian Telecommunications Act of 2003, and the Numbering Ordinance, all fixed network providers are required to provide number portability. This means that customers can change operators while keeping their existing telephone number provided they do not change their residence.
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
     The Telecommunications Act of 2003 requires mobile operators to provide for number portability. The Number Portability Ordinance (“Nummernübertragungsverordnung”) became effective in November 2003 (see also “— Ordinances under the Telecommunication Act of 2003”). Following a decision of the Regulatory Authority issued in August 2004, the service was launched on October 16, 2004. Upon voidance of this decision by the administrative court, the Regulatory Authority decided in March 2006 to set the costs per porting to a maximum amount of EUR 8.21. mobilkom austria AG has appealed this decision.
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
     In light of these obligations, various competitors have requested a reference unbundling offer which contains the conditions according to which we provide them access to local subscriber lines, also called “unbundling of the local loop”. Allowing competitors to connect to customer access lines also gives them direct access to customers without having to construct local networks on their own. Therefore, competitors may use our customer access lines to offer a wide range of services. We receive a flat monthly fee from the operators, irrespective of the bandwidth transmitted. The Regulatory Authority’s decisions to date are not restricted to voice telephony or a certain bandwidth. We have always adapted our reference unbundling offer to these decisions.
     With full unbundling, the copper telephone line is leased to a third party for its exclusive use. The lessee has full control of the relationship with its customer for the provision of a full range of telecommunications services, including deployment of digital subscriber lines or DSL systems for high speed data applications.
     A related issue is collocation, whereby we must grant space to operators requesting unbundling, which must be physically close to the telecommunications lines. The Regulatory Authority has determined that such space must be leased at market rates. Generally, these findings were approved by the Supreme Administrative Court. In January 2006, the Regulatory Authority ordered us to define these rates at a certain range of market rates. We have filed an appeal with the Constitutional Court on the basis that these prices do not cover our costs. In January 2006, the Regulatory Authority decided on a reduction of the monthly charges for unbundling the local loop between Telekom Austria and one competitor tele2UTA, (from EUR 10.90 to EUR 10.70 per fully unbundled line and from EUR 8.43 to EUR 8.29 for subloop unbundling) and adjustments of the pricing for collocation sites.
     Due to various decisions that were rendered in 2000, leased line and Internet providers are also allowed to unbundle our subscriber lines under a non-discriminatory regime. In 2005, the Supreme Administrative Court approved these rulings.
     On December 31, 2006, we had entered into agreements with 36 competitors concerning unbundling the local loop. Due to advancing investments by our competitors in unbundling activities, the number of unbundled subscriber lines is increasing. By December 31, 2006, about 198.100 subscriber lines were fully unbundled.
     Wholesale bitstream Services
     An alternative to full unbundling is high speed bit stream access in which an operator installs a high speed access link to the customer’s premises, for example by installing its preferred DSL equipment and configuration in its local access network. The access link must be made available to third parties to enable them to provide high speed services to customers. This form of unbundling is available on demand as a result of an agreement with ISPA, the organization of Austrian Internet Service Providers, and put into force in March 2000. The agreement has been frequently amended to reflect technical changes. According to the market analysis of the Regulatory Authority, Telekom Austria has SMP on the wholesale broadband market. The existing ISPA agreement will be transformed into the standard offer for wholesale bitstream services.
     Due to our obligation of retail-minus price-control the Regulatory Authority is currently screening our wholesale bitstream tariffs to prevent price squeezing between retail and wholesale (including unbundled local loop prices). The decision is expected in April 2007.

     Payphone Access Charge
     Due to the rising number of calls to 0800* via Calling Cards we introduced in 2005 a payphone access charge (PAC) based on a decision by the Regulatory Authority, where calling card providers are obliged to pay an access charge, whenever public telephone cells are used for calling card calls. Due to the cancellation of this decision by the Supreme Administrative Court in January 2006, any paid payphone access charges have been claimed back by the other network operators and already been paid back to them. The modified Austrian Universal Service Ordinance from October 2006 (UDV) states that Telekom Austria as universal service provider is no longer obliged to grant access to 0800, 0810 and 0820 numbers via payphones free of charge. We are currently negotiating with the other network operators a possible compensation for the costs of our public payphones (see “Item 8.2. Other Information — Litigation — Regulatory matters regarding Telekom Austria and mobilkom austria AG ”).
     International Roaming
     The Regulatory Authority conducted a market analysis of the national market for international (“visitor”) roaming. A decision was filed in September 2006 and no mobile operator was found to have SMP in the national market for international roaming, therefore no national regulation was imposed. Nevertheless we may become subject to additional regulation from the European Union.
     In July 2006, the European Commission proposed roaming regulations pursuant to which mobile telephone operators throughout the European Union are required to reduce their visitor roaming fees close to the costs of the service provided, and not to allow customer roaming fees within the European Community to be above a certain threshold (visitor roaming costs plus regulated retail mark-up).
     While it is still not entirely clear when and how the regulation will be applied, it is expected that some form of regulation will be introduced in 2007 or early 2008, which is likely to adversely affect our revenues, profitability and net income but cannot be estimated at present.
     Frequency spectrum
     In December 2003, the Regulatory Authority granted a regional 5 MHz GSM-1800MHz-frequency spectrum to mobilkom austria AG, free of charge.
     In October 2004, mobilkom austria AG purchased by auction a GSM-900-frequency spectrum of 2 x 6.6 MHz. On October 4, 2004 the Regulatory Authority completed an auction of 17 spectrum packets at 3.5 GHz for WLL (Wireless Local Loop), for five of which Telekom Austria was among the successful bidders. The spectrum assignments are valid for 15 years.
     In November 2006, a call for tender for 21 spectrum packets at 26 GHz was initiated. Telekom Austria participated in the tender procedure. The award of the frequency spectrum took place end of March 2007.
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
     According to this ordinance operators are required to ensure interoperability to all customers, independent of the operator they use. Moreover, pre-selection of a carrier and call-by-call selection must be offered by operators with SMP and in addition, customers must have the option of overriding their pre-selected carrier on a call-by-

call basis. The selected carrier, whether on a call-by-call or a pre-selected basis, is responsible for billing and collecting the fees for the call.
     Universal service
     The Telecommunications Act of 2003 sets forth the framework for universal service in Austria. Universal service is defined as the minimum public services that all users must have access to, at an affordable price and at a specific quality level, independent of their place of residence or business. The scope of universal service comprises access to public voice telephony via fixed line including fax, modem and functional access to Internet (excluding broadband), access to a comprehensive directory enquiry service, access to a comprehensive telephone directory and the full area coverage of public payphones at accessible locations. The detailed technical quality criteria are further defined by the Universal Service Ordinance. Telekom Austria no longer has to provide directory inquiry services.
     The Universal Service Ordinance also provides criteria for the quality of voice transmission, the reaction time for operator services, the percentage of public payphones in use and billing accuracy. The operator responsible for the provision of universal service has to report to the Regulatory Authority about the quality parameters once a year.
     In case the provision of a universal service should result in a deficit the Regulatory Authority will create and manage a Universal Service Fund. All operators of telecommunications services who generate revenues of more than EUR 5 million per year will contribute according to their revenues. The amount of the contribution will be fixed by the Regulatory Authority.
      As Telekom Austria was no longer in a position to provide universal services without making a loss, Telekom Austria applied for the creation of a Universal Service Fund in November 2006.
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
     Ordinance regulating lawful interception
     The ordinance regulating surveillance systems (lawful interception) which became effective on December 1, 2001 is based on a standardization recommendation by the European Telecommunications Standards Institute and comprises detailed technical descriptions of new technologies and interfaces which allow a harmonized European-wide surveillance system for use in criminal prosecution. The amount of the refund by the government for our investments in surveillance systems has not yet been determined.
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
     The Austrian Antitrust Act prohibits the abuse of dominant market position and the distortion of competition caused by horizontal and vertical agreements or collusion of market participants. While the Austrian Federal Competition Authority (“Bundeswettbewerbsbehörde”) focuses on improving EU-wide cooperation of competition authorities and streamlining proceedings in order to make competition law more effective, it is the Austrian Cartel Court which rules on these cases. Parties can appeal the Cartel Court’s decisions with the Austrian Supreme Court in the function of a Cartel Appellate Court.
     According to the Austrian Antitrust Act, the Austrian Federal Competition Authority must be notified of any mergers, acquisitions and joint ventures if the turnover of the parties involved reaches certain thresholds. The threshold applicable to mergers must remain below the ones which must be notified to the European Commission. These mergers are prohibited if they create or strengthen a dominant market position (Austrian Antitrust Act) or would significantly impede effective competition (European competition law). We expect there to be further inquiries and other measures of the Austrian Federal Competition Authority and the European Commission aimed at promoting competition in the European telecommunications sector.
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
     The Ordinance on Numbering, Tariffs and Value-added Services, recently amended in 2006, contains maximum prices for specific premium rate services. The customer is required to receive price information about the call before being connected.
     The Telecommunications Act of 2003 requires us to include in our description of terms and conditions and services certain mandatory information such as the level of quality, provision time, penalties to customers if services are not provided compliant to the service description, rules about billing disputes and information about actual tariffs. In order to allow customers better cost control, we have to provide free of charge a limitation of access for special value added services once a year. Furthermore, we have to offer universal services on a “prepaid” basis and the possibility to pay universal services in installments. For purposes of transparent billing, we are obliged to provide customers free of charge with an itemized call list. The Ordinance on Itemized Bills

(“Einzelentgeltnachweisverordnung”) which was enacted on May 1, 2004 sets forth the standards for itemized billing. An amendment to the Ordinance on Itemized Billing, which was enacted on July 1, 2006, clarified that also prepaid customers are entitled to receive an itemized call list free of charge.
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
     Telephone calls and faxes for the purposes of direct marketing are permissible only if a subscriber has given his prior consent. Likewise, it is generally not permitted to send e-mails – including SMS-messages – for the purpose of direct-marketing or to more than 50 recipients without prior consent. In limited circumstances prior consent need not to be obtained. This applies, for example, where a customer provided his electronic contact details to the sender in connection with a sale of the sender’s products or services and where the subsequent direct marketing relates to an offer of a similar product or service by the sender. In such an instance, the customer must be given an opportunity to object to the use of his contact details free of charge.
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
     By March 2006, the European Parliament and the Council adopted the Directive 2006/24/EC on the retention of data generated or processed in connection with the provision of publicly available electronic communication services or of public communications networks and amending Directive 2002/58/EC, stating mandatory data retention. The Directive has to be transposed into Austrian laws, regulations and administrative provisions by no later than September 15, 2007, concerning the retention of communications data relating to Internet access, Internet telephony and Internet e-mail by no later than March 15, 2009.

Item 5. Operating and Financial Review and Prospects
5.1. OVERVIEW
     The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this annual report. Those financial statements have been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (IFRS), which differ in certain material respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to Telekom Austria, see notes (36) and (37) of the accompanying consolidated financial statements.
     We report our business in three segments:
•	Wireline;

•	Wireless and

•	Other activities (covering internal financial services).
     Wireline, Wireless and other activities segment also conduct business with each other, which is eliminated in consolidation. In order to give shareholders a clear view of our external performance as a company, we separately disclose these internal transactions when presenting our segment results.
     The Wireline segment comprises Telekom Austria AG and its subsidiaries less mobilkom austria AG and its respective subsidiaries, the Wireless segment comprises mobilkom austria AG and its subsidiaries (see “Item 19 Exhibits — Structure of Telekom Austria Group”).
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
Certain factors and trends affecting our financial results
     In recent years our business has been affected by a number of important trends including increased competition, the declining importance of fixed line voice telephony and an increasing demand for mobile and Internet communications and technological changes. Therefore, investors should consider our results of operations and future prospects in light of the fundamental changes occurring in the structure of Telekom Austria and the environment in which we operate.
     Telekom Austria has identified the following key trends that have, and will continue to have, an impact on our business, some of them are described in more detail below:
     Wireline
•	Decreasing voice traffic volumes, mainly due to fixed-to-mobile substitution;

•	Continued pricing pressure due to strong competition and regulatory constraints;

•	Introduction of new VAS, including services combining voice, data and video (Triple Play), to partly offset declining voice revenues;

•	Migration of Internet users from dial-up to broadband, supported by our new ADSL tariffs;

•	Growth in revenues from content and services for business customers provided on the Internet; and

•	Reduction in operating expenses due to cost-cutting measures and reduction of staff as well as decreasing depreciation and amortization costs due to lower capital expenditures.
     Wireless
•	Increasing competition based on ongoing reduction of tariffs and saturated markets;

•	Penetration of mobile services continues to grow due to:

- mobile voice traffic growth, driven by fixed to mobile substitution;

- value added services growth (such as short messages, multimedia messages, browsing, contents and interactive services) enabled by the increasing penetration of UMTS and innovative handsets and the development of the mobile broadband;

•	Emerging growth in VAS driven by the introduction of new technologies as well as new and improved handsets leading to increased customer demand;

•	New products and services due to significant growth in the use of broadband wireless technologies such as EDGE/UMTS, HSDPA and HSUPA; and

•	Expansion of Telekom Austria in targeted international markets, particularly in south-eastern European countries.
     Open competition
      For the most part we operate in increasingly competitive markets. See “Item 3.4. Risk Factors”. At year-end, approximately 68% of our revenues were generated in the Austrian Market. Both the Austrian mobile communications and fixed line markets are saturated, highly competitive and characterized by fierce competition. If this development continues our profitability may decline.
      Our various subsidiaries compete with a large number of international mobile operators and smaller competitors. We expect competition to further intensify, particularly in Austria, in the foreseeable future as our current competitors expand their operations. However, competition has also stimulated the overall market demand for telecommunications services and we expect further growth in the markets for data and IT solution services and Internet services. In the mobile communications services market we expect growth primarily from the international sector.
     Regulatory environment
     For details please see “Item 4.3 Regulation and Legal Framework”.
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
     Tariff reductions and reforms
     We operate in both the Austrian and international markets. Our pricing policy is established in accordance with existing regulations for regulated services, and in accordance with market and competitive factors.
     In order to meet increasing competition we last adjusted our tariffs in the Wireline segment in mid 2006. In the Wireless segment we introduced unlimited tariffs in September 2005, which allow for unlimited calls and SMS resulting in an increase of average minutes of use charged per subscriber. The number of SMS sent increased strongly in 2006. In the Wireline Segment we introduced a flat rate product with unlimited data volume.
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
     In 2000, mobilkom austria AG and five mobile operators successfully bid for UMTS licenses. mobilkom austria AG was awarded a license. It was not made clear whether the amount paid was a net amount or one which included value added tax (VAT). Therefore, mobilkom austria AG together with the other mobile operators who had received a license believed they had paid a gross amount, including VAT. In order to be able to claim a VAT refund from the Republic of Austria mobilkom austria AG and other mobile operators asked for an invoice for the license. The Republic of Austria refused to issue an invoice, therefore mobilkom austria and each of the other mobile operators filed a claim for a refund at the court which has jurisdiction over each of the mobile operators. For further details see “Item 8.2. Other Information”.
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
Critical accounting policies
     Our discussion and analysis of our financial conditions and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with IFRS and which, as described in notes (36) and (37) of the accompanying consolidated financial statements included elsewhere herein, differ in certain material respects from U.S. GAAP.
     Reported financial conditions and results of our operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of financial statements. The profile of critical accounting policies, the judgments and other uncertainties affecting the application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing our financial statements and the discussion below in “— 5.2. Results of operations”.
     Valuation of long-lived assets, intangible assets and goodwill
     Fixed assets, intangible assets and goodwill comprise a significant portion of our total assets. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or the value of these assets to change. We perform annual assessments to confirm the appropriateness of estimated economic useful lives for each category of property, plant and equipment and finite-lived intangible assets. Additionally, fixed assets and intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually. Estimates and assumptions used in setting useful lives and testing for recoverability require both judgment and estimation. We perform these impairment tests by estimating the fair value. The growth rate in the business plan reflects the weighted average growth rates based on market estimates. Estimated cash flow projections beyond the period covered by the business plan are based on steady growth rates for subsequent years and do not exceed the long-term average growth rate for the industries and the country in which the cash generating unit operates. The following parameters are applied: growth rates: Wireline -1% to 2%; Wireless 2.0% to 3.0%, interest rates: Wireline 8.5% to 10.8%, Wireless 8.5% to 12.1%.
     Total fixed assets, intangible assets and goodwill were EUR 6,259.7 million, EUR 6,435.4 million and EUR 5,185.8 million at December 31, 2006, 2005 and 2004, respectively.
     Depreciable fixed assets are depreciated over estimated useful lives between 2 and 50 years and amortizable intangible assets are amortized over useful lives between 2 and 30 years. Although we have substantial historical evidence about estimated useful lives of these assets, there is the inherent risk of a change in useful lives. For example, a one-year increase or decrease in the useful lives of all depreciable or amortizable assets would increase depreciation and amortization expense by approximately EUR 362 million or decrease depreciation and amortization expense by approximately EUR 202 million, respectively. Depreciation and amortization expenses amounted to EUR 1,123.9 for the period ended December 31, 2006. Lives assigned to individual assets could change in the future due to technical development.
     Total impairment charges were EUR 10.5 million, EUR 17.4 million and EUR 1.3 million for the periods ended December 31, 2006, 2005 and 2004, respectively.
     Valuation of employee benefit obligations
     Employee benefit obligations are established for (i) contractual termination benefits available for eligible employees, (ii) service awards that are granted to eligible employees after specified service periods, (iii) severance payments upon termination of employment of eligible employees, and (iv) pension benefits granted to certain former employees.

     We calculate the projected benefit obligation using the following assumptions: discount rate: 4.5%, rate of compensation increase – civil servants: 5.0%, rate of compensation increase – other employees: 4.0%, rate of increase of pensions: 1.6%, employee turnover rate: 4.0%.
     For the discount rate the market interest rate for investments with a maturity equal to the remaining average service period was applied. The rates of increase in compensation and pensions are based on our long-term expectations. The employee turnover rate was determined based on company-specific service periods of former employees and general data on termination of service, mortality and invalidity
     Contractual termination benefits. In order to reduce headcount and related operating expenses we have offered several programs in 1997, 1999 and 2000, whereby selected employees who were approaching the age of 55 were offered certain incentives to induce their voluntary retirement. Under the terms of these programs employees that accept voluntary retirement are eligible to receive payments until the day of retirement. We refer to these incentives as Voluntary Retirement Incentive Programs (VRIPs) or social plans. Generally, such plans target civil servants who can not be terminated without cause. As of December 31, 2006, the remaining accrual of EUR 5.0 million for the VRIPs relates to 103 employees.
     In December 2006, management offered a voluntary termination incentive program to civil servants who cannot be terminated involuntarily, a voluntary termination incentive program to regular employees who meet certain criteria and a voluntary option incentive program for civil servants who are younger than 40 years of age to change their contractual relationship from civil servant to regular employee. Telekom Austria AG and Telekom Austria Personalmanagement GmbH have communicated these programs and obligated themselves to render the benefits unconditionally to these employees and civil servants applying within a certain time period. If the employees and civil servants accept the offer, management does not need to approve nor can it reject the application. For these programs we recognized provisions of EUR 16.4 million. For further information see note (16) of the accompanying financial statements.
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
     Severance consists of legal severance and voluntary severance. Eligible employees hired before January 1, 2003 receive legal severance payments upon termination of their employment or upon retirement. The amount of the severance payment equals a multiple of their monthly compensation depending on the employee’s years of service including variable elements like overtime and bonus. Telekom Austria uses the projected unit credit method to determine benefit cost and amortize actuarial gains and losses using the corridor method. Following a legal change, obligations for employees starting to work for us after January 1, 2003 are covered by a defined contribution plan and we paid EUR 0.6 million in 2006 and EUR 0.5 million in 2005 to this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG). Civil servants do not qualify for legal severance payments. Telekom Austria had a remaining obligation for voluntary severance payments of EUR 0.3 million as of December 31, 2006.
     Pension benefits. We provide defined benefits for certain former employees. This unfunded plan provides benefits based on a percentage of the salary depending on the years employed not exceeding 80% of the salary before retirement including the pension provided by social security. We use the projected unit credit method to determine pension cost and amortize actuarial gains and losses using the corridor method. For further information see note (21) of the accompanying consolidated financial statements.
     The recorded amounts for service awards, severance payments and pensions are affected by the actuarial assumptions of discount rate, rate of compensation increase, rate of increase of pensions and rate of employee turnover. The total provision for these benefits amounted to EUR 116.6 million, EUR 118.5 million and EUR 123.2 million as of December 31, 2006, 2005 and 2004, respectively. A change of the selected discount rate of 4.5% by one percentage point would increase the obligation by approximately EUR 18.4 million or decrease the obligation for these benefits by approximately EUR 15.0 million in 2006. Changes of actuarial assumptions are amortized according to the corridor method and therefore not recognized immediately in the period realized. For further information see note (21) of the accompanying consolidated financial statements.

     Valuation of tax assets
     At December 31, 2006, we had approximately EUR 171.3 million of operating loss carryforwards. Thereof, EUR 102.1 million relate to foreign subsidiaries with EUR 15.4 million expiring between 2008 and 2012. The remaining amount relates mainly to companies located in Austria and Slovenia and does not expire under current regulation. The annual usage is limited to 75.0% of the taxable income in Austria for a respective year.
     In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2006, the total net deferred tax asset amounted to EUR 9.1 million. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of the recognized deductible differences. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.
     Business Combinations
     In accordance with IFRS 3, assets and liabilities acquired are recorded at the respective fair values at the date of acquisition. The application of the purchase method requires management to make certain estimates and judgments. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset useful lives, can materially impact our results of operations. One of the most significant estimates relates to the determination of the fair value of assets and liabilities acquired. For other than intangible assets acquired, management determines the fair value and useful life based on the nature of the asset. For example, marketable securities and other investments are valued at the market rate on the date of acquisition, while an independent appraisal is often obtained for land, buildings and equipment. Management also assesses whether any significant intangible assets arise from contractual or other legal rights of the acquired entity or are separable from the acquired entity. If any separable intangible assets are identified, management must determine the value of these intangibles. Valuations are based on the best information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Depending on the type of intangible asset and the complexity of determining its fair value, management often consults with independent external valuation experts. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. For example, the useful life of the rights associated with a patent will be finite and will result in amortization expense being recorded in our results of operations over a determinable period. However, the useful life associated with a brand that has, and is expected to retain, a distinct market identity is considered to be indefinite and, accordingly, is not amortized. Any residual amount remaining after allocation of the purchase price to the fair value of all assets and liabilities acquired is recorded as goodwill. As discussed under valuation of long lived assets, intangible assets and goodwill with an indefinite life are not amortized but tested for impairment at least annually.
     In accordance with IFRS 3, Telekom Austria finalized its purchase price allocation of the acquisition of Mobiltel in the third quarter 2006. This resulted in an increase in goodwill, deferred tax liabilities and income taxes payable. Accordingly, 2005 comparative financial statements were adjusted. Total goodwill was increased by EUR 39,450 and amounted to EUR 605,413 as of the acquisition date July 12, 2005 (see note (2) of the accompanying consolidated financial statements).
New accounting pronouncements
     Telekom Austria prepared the accompanying consolidated financial statements in compliance with the IFRS/IAS, issued by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC) and the interpretations of the Standards Interpretation Committee (SIC), effective as of December 31, 2006 and as endorsed by the European Union. In December 2004, an amendment regarding “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19, “Employee Benefits” was issued. The amendment provides options for the recognition of actuarial gains and losses directly in equity. Telekom Austria has not adopted the provided option to recognize actuarial gains and losses outside profit or loss under this amendment, but rather continues to apply the corridor approach in accordance with IAS 19.
     Standards and Interpretations not effective for years ended on December 31, 2006, nor endorsed by the European Union, were not applied.
     Further information regarding new accounting pronouncements according to U.S. GAAP can be retrieved in note (37) of the accompanying consolidated financial statements.
Recent developments
     The performance condition (on basis of earnings per share for the year 2006) for the third tranche of employee stock options issued in 2006 representing the right to acquire an aggregate of 3,908,468 shares was met and therefore the options for the third tranche 2006 can be exercised from March 8, 2007 until March 31, 2010 at an exercise price of EUR 18.91 per share. On February 8, 2007, the Management Board decided to settle all stock options of the third tranche issued in 2006 in cash only at an aggregate cost of EUR 9.2 million as of December 31, 2006. For further information see also “Item 6. Directors, Senior Management and Employees — Stock option plans”.
     On January 8, 2007, the fourth (or ESOP 2007+) tranche of 4,047,472 options was granted to the eligible employees under the Stock Option Plan 2004 Extension for another three tranches in the years 2007, 2008 and 2009 authorized in 2006. The exercise price of the fourth tranche of EUR 20.34 was based on the average quoted closing price of Telekom Austria’s stock during a period of twenty trading days ending two days before the granting of options. The options can be settled either in cash or in shares at the Company’s choice. Vesting of the stock options awarded is based on the achievement of basic earnings per share adjusted for certain effects. The options have a vesting period of 12 months from the grant day and an exercise period of three years after becoming exercisable. See also “Item 6. Directors, Senior Management and Employees — Stock option plans”.
     In February 2007 mobilkom austria AG won the tender for the GSM 900/1800 license for the territory of the Republic of Macedonia. The cost of the license amounts to EUR 10 million. The license was granted for a period of 10 years, renewable for another 10 years. The acquisition of the license in the Republic of Macedonia represents a further opportunity after the successful acquisition of the license in Serbia, to establish a mobile business in a growing market.
     On December 20, 2006, Telekom Austria agreed to acquire 100 % of the share capital of the operating companies of eTel for a purchase price of approximately EUR 90 million. The transaction includes all operating activities of eTel in Austria, Hungary, Czech Republic, Slovakia, Germany and Poland. eTel is a European integrated operator owned by a consortium of international investors with operations in Austria and Central-Eastern Europe. In 2005 eTel had revenues of approximately EUR 100 million. Merger control approval for this acquisition is currently pending.
     The Management Board decided on March 19, 2007 to cancel 40,000,000 treasury shares held by the Company. Accordingly our share capital was reduced by 8% from EUR 1,090,500,000 to EUR 1,003,260,000 and now consists of 460,000,000 shares issued. Our articles of association were amended accordingly to reflect the new share capital and number of shares issued.

5.2. RESULTS OF OPERATIONS
2006 compared to 2005
     The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this annual report. Those financial statements have been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (IFRS), which differ in certain material respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to Telekom Austria, see notes (36) and (37) of the accompanying consolidated financial statements.
OVERVIEW
Consolidated operating results
     The following table shows our operating revenues, operating expenses and the resulting consolidated operating income as well as the percentage changes for the periods indicated.
Consolidated operating results

	2006	2005	2006/2005
	(in EUR millions)		(% change)
Operating revenues	4,759.6	4,365.2	9.0
Other operating income	59.2	54.8	8.0
Operating expenses:
Materials	(385.2)	(350.1)	(10.0)
Employee costs, including benefits and taxes	(768.3)	(698.5)	(10.0)
Depreciation and amortization	(1,123.9)	(1,121.4)	(0.2)
Impairment charges	(10.5)	(17.4)	39.7
Other operating expenses	(1,758.5)	(1,612.9)	(9.0)

Total operating expenses	(4,046.4)	(3,800.3)	(6.5)

Consolidated operating income	772.4	619.7	24.6

     As of June 1, 2005, Telekom Austria exercised an option and acquired 100% of Mobiltel on July 12, 2005. Consequently, Telekom Austria includes the results of operations of Mobiltel in the consolidated financial statements starting from July 12, 2005. The aggregate purchase price amounted to EUR 1,214.3 million included acquisition costs of EUR 7.2 million, an option price of EUR 80.0 million and a deferred consideration of EUR 181.9 million that was paid in December 2005. As a result of the acquisition Telekom Austria gained a strong strategic and operating position in the Bulgarian telecommunication market. The results of Mobiltel are reported in the Wireless segment.
     Consolidated 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 2005 include contributions from Mobiltel for the period from July 12, 2005 through December 31, 2005. Therefore the years 2006 and 2005 are not fully comparable.
     Operating revenues
     Our consolidated operating revenues increased by EUR 394.4 million or 9.0% to EUR 4,759.6 million in 2006. The increase in 2006 is due to the growth in our Wireless segment and due to the consolidation of Mobiltel for the full year 2006 which more than offset the decrease in our Wireline segment, mainly caused by an increasing substitution from fixed line to mobile. A more detailed analysis of operating revenues is presented in the segment results below.
     Other operating income
     Other operating income increased by EUR 4.4 million or 8.0% from EUR 54.8 million in 2005 to EUR 59.2 million in 2006. In the Wireline segment it decreased by EUR 2.7 million from EUR 50.7 million in 2005 to EUR 48.0 million in 2006 due to a decrease in own work capitalized. In the Wireless Segment other operating income increased by 41.4% from 10.5 million in 2005 to 14.9 million in 2006, mainly due to increased rental income and by increased public subsidies for research and development at mobilkom austria AG.
     Operating expenses
     Our consolidated operating expenses increased by EUR 246.1 million or 6.5% to EUR 4,046.4 million in 2006. The analysis of the individual expense items is presented below.
     Material costs
     Our consolidated material costs increased by EUR 35.1 million or 10.0% to EUR 385.2 million in 2006. The increase in material expenses of EUR 8.1 million in the Wireline segment was mainly caused by higher costs of sales due to higher equipment revenues. The material costs in the Wireless segment increased by EUR 29.2 million mainly due to an increased customer base and the resulting higher expenses for handsets throughout the markets.
     Employee costs, including benefits and taxes
     Our consolidated employee costs including benefits and taxes increased by EUR 69.8 million or 10.0% to EUR 768.3 million in 2006. In the Wireline segment the employee costs increased by EUR 48.9 million, due to higher costs for a new voluntary retirement incentive program, a voluntary option incentive program, which together contributed EUR 16.4 million, higher salaries and the employee participation program (distributing free shares to employees, see “Item 6. Directors, Senior Management and Employees —Employees”) in the amount of EUR 10.1 million. Other factors concerning the development of personnel costs in the Wireline segment are described in “— 5.2. Results of operations — Segment results — Wireline. The employee costs in the Wireless segment increased by EUR 19.3 million or 9.7% due to the employee participation program, the stock option programs and the higher average headcount resulting from the consolidation of Mobiltel for the full year 2006.
     Depreciation and amortization
     Our consolidated depreciation and amortization expenses remained fairly stable at EUR 1,123.9 million in 2006 compared to EUR 1,121.4 million in 2005. The slight increase results from an increase in the Wireless segment — without Mobiltel depreciation and amortization decreased in the Wireless segment slightly by 0.1% in 2006. This increase in the Wireless segment was more than compensated by a decrease in the Wireline segment of EUR 84.7 million due to a lower level of investments.
     For further information concerning our capital expenditures see “Item 5.4. Liquidity and capital resources — Capital expenditures”.
     Impairment charges
     Our consolidated impairment charges decreased by EUR 6.9 million to EUR 10.5 million in 2006. The impairment charges primarily relate to long-lived assets in 2006 and goodwill in 2005 in the Wireline segment (see note (12) of the accompanying consolidated financial statements).
     Other operating expenses
     Our consolidated other operating expenses increased by EUR 145.6 million or 9.0% to EUR 1,758.5 million in 2006. In the Wireless segment interconnection cost increased in line with increased interconnection traffic minutes. In addition, higher expenses for commissions, bad debts and rental expenses also contributed to the increase in other operating revenues. In the Wireline segment other operating expenses decreased due to a decline in the provisions for bad debts and lower losses on disposals of assets.

     Operating income
     Consolidated operating income increased by EUR 152.7 million or 24.6% to EUR 772.4 million in 2006. The factors described above contributed to the increase in operating income. Both business segments contributed to this positive development. The operating income of the Wireless segment increased by EUR 127.3 million to EUR 677.1 million in 2006 from EUR 549.8 million in 2005 and the Wireline segment increased its operating income by EUR 24.7 million to EUR 92.8 million in 2006 from an operating income of EUR 68.1 million in 2005. For an analysis of the segmental operating revenues and expenses see “— Segment Results”.
Other income, taxation and net income

	2006	2005	2006/2005
	(in EUR millions)		(% change)
Consolidated operating income	772.4	619.7	24.6
Other income (expense)
Net interest	(113.5)	(112.2)	(1.2)
Foreign exchange differences	(0.3)	1.3	n.a.
(Loss) Income from investments	(0.7)	3.8	n.a.
Equity in earnings of affiliates	0.0	0.6	(100.0)
Income tax expense	(96.1)	(104.3)	7.9

Consolidated net income	561.8	408.9	37.4

Interest income	20.0	32.7	(38.8)
Interest expense	(133.5)	(144.9)	7.9

	(113.5)	(112.2)	(1.2)

     Net interest
     Interest expense net of interest income increased by 1.2% to EUR 113.5 million in 2006. Interest expense decreased by EUR 11.4 million to EUR 133.5 million and interest income decreased by EUR 12.7 million. For further information see note (19) of the accompanying consolidated financial statements.
     Foreign exchange differences
     The foreign exchange differences relating to financial transactions changed from a net profit in the amount of EUR 1.3 million in 2005 to a net loss in the amount of EUR 0.3 million in EUR and results from VipNet.
     Equity in earnings of affiliates and income from investments
     Equity in earnings of affiliates and income from investments rendered a negative contribution of EUR 0.7 million in 2006 which is a decrease by EUR 5.1 million compared to the positive contribution of EUR 4.4 million in 2005. Income from investments decreased from EUR 3.8 million in 2005 to a loss of EUR 0.7 million in 2006. In 2005, the equity in earnings of affiliates resulted from Omnimedia Werbegesellschaft mbH in the amount of EUR 0.6 million, in 2006 equity in earnings of affiliates decreased to EUR 0.02 million due to the negative contribution of paybox GmbH which nearly offset the positive result from Omnimedia Werbegesellschaft mbH.
     Income tax expense
     Income tax expense decreased from EUR 104.3 million in 2005 to EUR 96.1 million in 2006. Current foreign and domestic tax increased from EUR 41.8 million in 2005 to EUR 87.7 million in 2006 while deferred tax decreased from EUR 62.4 million to EUR 8.4 million in 2006.
     This reduction in total income tax expense mainly results from higher one-time tax benefits in 2006 compared to the previous year. In 2006 net one-time tax benefits totaled EUR 43.6 million of which EUR 18.6 were due to tax rate reductions in Bulgaria and Slovenia which caused an overall tax benefit from revaluation of estimated deferred tax assets and liabilities. Furthermore deferred tax assets in the amount of EUR 16.3 million which were previously not recognized were recognized in 2006. This benefit resulted mainly from the recognition of a deferred tax asset due to further changes in Slovenian tax law and improved business prospects for Si.mobil.
     In 2003, Telekom Austria had recognized an intragroup loss on the sale of 100% of the shares of one of its subsidiaries. Due to uncertainties related to Telekom Austria’s tax position the related tax benefit was not recognized in the year of incurrence. However, the completion of a tax audit and the resolution of any tax uncertainties in 2006, the related accrual for uncertainties of EUR 8.7 million was realized, in 2006, in income. In 2005, deferred tax assets totaling EUR 14.1 million were recorded which were previously not recognized. This benefit resulted from the recognition of a deferred tax asset in the amount of EUR 17.2 million (i) due to changes in Slovenian tax law resulting in an increase of the expiration period for tax loss carryforwards and (ii) due to changed circumstances leading to a change in judgment regarding the utilization of the current loss of 3G Mobile. However, this effect was partially offset by not recognizing deferred tax assets on current losses of EUR 3.7 million.
     The effective tax rate, under IFRS, for the full year 2006 decreased from 20.3% to 14.6% compared to the prior year.
     For the assessment of the recoverability of deferred tax assets see “Item 5.1. Overview — Critical accounting policies — Valuation of tax assets” and note (23) of the accompanying consolidated financial statements.
     Consolidated net income
     Our consolidated net income increased by EUR 152.9 million to EUR 561.8 million in 2006. Continued growth in the Wireless segment combined with various cost cutting measures, the acquisition of Mobiltel in 2005 and lower depreciation and amortization in the Wireline segment contributed to this effect.

SUPPLEMENTARY INFORMATION
     We evaluate the performance of our segments using the non-IFRS financial measure “adjusted EBITDA” which we define as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense and the cumulative effect of changes in accounting principle. This equals operating income before depreciation, amortization and impairment charges. The following table provides an overview for the items that were excluded from net income to determine consolidated adjusted EBITDA for the periods indicated.

	2006	2005
	(in EUR millions)
Net income	561.8	408.9
Adjustments:
Depreciation and amortization	1,123.9	1,121.4
Impairment charges	10.5	17.4
Interest income	(20.0)	(32.7)
Interest expense	133.5	144.9
Foreign exchange differences	0.3	(1.3)
Equity in earnings of affiliates and income from investments	0.7	(4.4)
Income tax expense	96.1	104.3

Adjusted EBITDA	1,906.8	1,758.5

     Adjusted EBITDA excludes depreciation and amortization expenses, in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management on a short-term basis. Management also excludes impairment charges that were recorded as a consequence of the decline in recoverable amount of several long-term investments, property, plant and equipment and intangible assets below their carrying amount. In evaluating and managing our operating activities we exclude these charges that cannot be influenced by our key operating decision makers on a short-term basis. We may record impairment charges in the future if there are further declines in the recoverable amounts of our investments. Adjusted EBITDA excludes other non-operating income/expense, since these do not reflect the operating results that we achieve from servicing our customers. Adjusted EBITDA also excludes interest income and expense and the provision for income taxes arising in connection with our capitalization and tax structures. Our management believes Adjusted EBITDA is meaningful to investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our chief operating decision makers. Although Adjusted EBITDA may be defined differently by other companies in the telecommunications industry or present other varying financial measures, we believe that Adjusted EBITDA provides comparability in analyzing operating performance of companies in the telecommunication industry. Adjusted EBITDA is also one of many factors used by credit rating agencies to determine our credit ratings.
     There are material limitations to use measures such as adjusted EBITDA, including the difficulty associated with comparing these performance measures as we calculate them to similar performance measures presented by other companies, and the fact that these performance measures do not take into account certain significant items, including depreciation and amortization, impairment charges, dividend income, equity in earnings of affiliates or other non-operating income/expense that directly affect our net income. Adjusted EBITDA is not a measure of financial performance under IFRS, and should be considered in addition to, but not a substitute for, other measures of financial performance reported in accordance with IFRS such as operating income and net income.

	2006	2005	2006/2005
	(in EUR millions)		(% change)
Adjusted EBITDA:
Wireline	729.4	789.4	(7.6)
Wireless	1,175.4	967.7	21.5
Other activities & eliminations	2.0	1.4	42.9

Adjusted EBITDA	1,906.8	1,758.5	8.4

     Our Adjusted EBITDA increased by 8.4% in 2006 to EUR 1,906.8 million from EUR 1,758.5 million in 2005. As shown in the table above the increase in the Wireless segment by 21.5% was partly offset by a decrease in the Wireline segment of 7.6%. In the Wireline segment the decrease in operating revenues led to a decrease in adjusted EBITDA by 7.6% to EUR 729.4 million in 2006 from EUR 789.4 million in 2005.
     Our Wireless segment contributed to our consolidated Adjusted EBITDA EUR 1,175.4 million, which is an increase by 21.5% from EUR 967.7 million in 2005. This increase resulted from growing revenues in the primary markets of our Wireless segment, a strong focus on cost-efficient operations and the acquisition of Mobiltel. Mobiltel contributed EUR 340.2 million to our Adjusted EBITDA.

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
     The Austrian fixed line voice market, measured in terms of minutes, experienced another slight decrease during 2006, especially in national minutes due to increased migration to mobile communication services. Nevertheless, we were able to increase our market share based on minutes, excluding Internet dial-up minutes, to 56.9% at year-end 2006, up from 55.4% at year-end 2005 due to the continuing promotion of our TikTak tariffs based on seconds, which were originally introduced in 2001. However, with the use of carrier pre-selection and growing number of households without a fixed line connection (having mobile phones only), we still face fierce competition for national telephony traffic on fixed networks.
     Our market share for fixed line traffic including Internet dial-up increased slightly to 56.8% at December 31, 2006, compared to 55.7% at year-end 2005. Our ADSL broadband customer base increased by 20.8% including our wholesale ADSL lines in 2006, attracting in particular regular users of the Internet. ADSL is a technology that permits a high speed transmission of data using a standard copper access line.
     Revenues
     Revenues from our Wireline segment are derived primarily from the following sources:
•	Switched voice base traffic charges for national (local and national long-distance), fixed-to-mobile and international calls;

•	Switched voice monthly and other voice revenues comprising initial connection fees, installation fees, monthly rental and other charges;

•	Public payphone services and value added services (VAS);

•	Data and IT-solutions including wholesale;

•	Internet access and media;

•	Wholesale voice and Internet including interconnection fees paid by other carriers to access our fixed line network and related carrier services; and

•	Fees from other services, including equipment sales and directory services.

	2006	2005	2006/2005
	(in EUR millions)		(% change)
Wireline operating revenues:
Switched voice base traffic	361.0	398.1	(9.3)
Switched voice monthly & other voice revenues	520.2	548.8	(5.2)
Payphones & VAS	44.9	48.1	(6.7)
Data & IT-solutions including wholesale	425.0	419.7	1.3
Internet access & media	268.9	241.9	11.2
Wholesale voice & internet	380.1	349.3	8.8
Other	119.4	118.0	1.2

Total wireline operating revenues	2,119.5	2,123.9	(0.2)

Wireline other operating income	48.0	50.7	(5.3)

     Switched voice base traffic
     Switched voice base traffic revenues decreased by 9.3% to EUR 361.0 million compared to EUR 398.1 million in 2005. The decline in revenues resulted from a further drop of 8.7% in traffic volume in 2006 compared to 2005 primarily due to a decline in national traffic minutes by 9.7% in 2006, as illustrated in the table below.

	2006	2005	2006/2005
	(in millions of minutes)(1)		(% change)
Traffic minutes:
National (local + national long distance)	3,491	3,866	(9.7)
Fixed-to-mobile	793	839	(5.5)
International	412	442	(6.7)

Total voice minutes	4,696	5,147	(8.7)

(1)	All amounts exclude traffic minutes that were not generated from our customers such as interconnection traffic that originated in networks of other providers or payphone traffic.
     The growing number of households without a fixed line connection (having mobile phones only) is the key factor for the decline of fixed line traffic. The successful promotion of TikTak tariffs and the introduction of new flat rate packages enabled us, however, to increase our market share based on minutes from 55.4% in 2005 to 56.9% in 2006.
     Switched voice monthly and other voice revenues
     Revenues from our initial connection and installation fees, monthly rentals and other network services decreased by 5.2% to EUR 520.2 million in 2006 compared to EUR 548.8 million in 2005. The decline results primarily from the reductions in access lines following the migration from fixed to mobile services.
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
     The following table shows the number of our access lines and channels and percentage changes for the periods indicated. The figures exclude payphones, but include our internal lines and lines for qualifying low income persons.

	2006	2005	2006/2005
	(in thousands)		(% change)
Number of fixed lines:
PSTN access lines	2,244.2	2,374.5	(5.5)
Basic ISDN access lines	391.3	420.1	(6.9)
Multi ISDN access lines	7.1	7.3	(2.3)

Total access lines	2,642.6	2,801.9	(5.7)

Total access channels	3,240.7	3,433.7	(5.6)
     The total number of access lines decreased by 5.7% in 2006, primarily due to growth in the mobile communications market and unbundling of local loops, and to a lesser extent, due to a shift to alternative providers such as cable television operators. The number of total access channels in the fixed network declined by approximately 5.6% in 2006 compared to 2005.
     Public payphone services and value added services
     In 2006 the revenues from our public payphone and VAS decreased by 6.7% to EUR 44.9 million from EUR 48.1 million in 2005. The revenues from public payphones declined due to the decreasing usage of public payphones and an increased number of calls with prepaid calling cards of other providers, usable at public payphones, resulting in a decrease in charged minutes. Since November 2006, Telekom Austria is entitled by law to charge a Payphone Access Charge (contribution to payphone infrastructure) from operators that offer calling card services. The slight increase in VAS from event based and voting line calls could not offset this decline.
     Data and IT-solutions including wholesale
     In 2006, the revenues from data and IT-solutions including wholesale increased by 1.3% to EUR 425.0 million from EUR 419.7 million in 2005. These revenues are generated from a large portfolio of data-related services that are mainly provided to our business customers: leased line services, switched data transmission services, corporate network services, MPLS services, data value added services and IT-solutions. Main drivers for the rise in revenues from data and IT-solutions were the increase in international communication solutions and in business data solutions.
     Internet access and media
     We are the leading Internet service provider in Austria and had a share of approximately 43% of the residential Internet market (including 4% contributed by mobilkom Austria AG’s mobile Internet customers) in the fourth quarter of 2006. Internet access and media comprises access services (dial-up and broadband ADSL access) and a portal business with online media sales, e-commerce and multimedia services.
     Revenue generated by our Internet access and media business increased by 11.2% to EUR 268.9 million in 2006 from EUR 241.9 million in 2005. This growth was in line with the increase in the subscriber base in Austria by 5.7% from 1,424,200 at the beginning of 2006 to 1,505,900 at the end of 2006 including ADSL-residential customers. Business broadband access lines increased sharply compared to 2005 due to our re-launch of business broadband services in 2006. The new pricing system includes higher bandwidth and fair use on flat rate fees. Revenue growth did not match the increase in the customer base due to lower average revenues per user based on the new product portfolio. Our subsidiary Czech On Line, a Czech telecommunications provider with a strong focus on Internet services generated EUR 24.3 million total revenues in 2006 compared to EUR 23.0 million in 2005. Thereof, Czech On Line contributed revenues of EUR 10.8 million or 4.0% to our Internet access and media business in 2006.
     Wholesale voice and Internet
     Wholesale voice and Internet services generate revenues by providing network services to domestic and international carriers. These carrier services consist of termination, origination (or carrier selection) and transit of national traffic and international termination in Austria and abroad, international bandwidth services and Internet access.
     Revenues increased by 8.8% to EUR 380.1 million in 2006 from EUR 349.3 million in 2005. Wholesale voice revenues rose due to higher international traffic, in particular the increase in transit traffic. Revenues from wholesale Internet services remained stable due to a decrease in dial-up products which was compensated by the rising number of wholesale ADSL subscriptions from 105,800 in 2005 to 122,300 in 2006.
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
     Revenues increased by 1.2% to EUR 119.4 million in 2006 from EUR 118.0 million in 2005. This slight increase in other revenues was primarily due to higher equipment revenues.
     Other operating income
     Other operating income in the Wireline segment decreased by EUR 2.7 million from EUR 50.7 million in 2005 to EUR 48.0 million in 2006 due to a decrease in own work capitalized, representing the value of work performed for own purposes consisting mainly of employee costs and direct overhead and which is capitalized as part of property, plant and equipment and software.
     Operating expenses

	2006	2005	2006/2005
	(in EUR millions)		(% change)
Wireline operating expenses:
Material expense	77.1	69.0	11.7
Employee costs, including benefits and taxes	549.0	500.1	9.8
Depreciation, amortization and impairment charges	636.6	721.3	(11.7)
Interconnection	352.4	340.4	3.5
Maintenance and repairs	118.3	113.6	4.1
Services received	48.2	44.7	7.8
Other — total:	293.1	317.4	(7.7)
Other support services	86.1	88.7	(2.9)
Other	207.0	228.7	(9.5)

Total wireline operating expenses	2,074.7	2,106.5	(1.5)

     Materials
     Materials consist mainly of expenses for spare parts, cables and supplies for our network and merchandise we sell to our customers. Material expenses in the Wireline segment rose by 11.7% in 2006 to EUR 77.1 million, from EUR 69.0 million in 2005. The increase was primarily caused by higher costs of sales due to higher equipment revenues.
     Employee costs, including benefits and taxes
     Employee costs including benefits and taxes in our Wireline segment increased by 9.8% in 2006 to EUR 549.0 million from EUR 500.1 million in 2005.
     The increase was due to higher costs for a new voluntary retirement incentive program, a voluntary option incentive program, higher salaries and the employee participation program, which could not be offset by a decrease of our number of employees.
     Depreciation and amortization including impairment charges
     Depreciation and amortization including impairment charges in our Wireline segment decreased due to a lower investment level by 11.7% to EUR 636.6 million in 2006 from EUR 721.3 million in 2005. Amortization expenses for intangible assets remained at an insignificant level.

     The impairment charges for fiscal year 2006 of EUR 7.9 million were lower by EUR 8.4 million in comparison to 2005 and primarily due to impairments on buildings.
     Interconnection
     Interconnection costs increased by 3.5% to EUR 352.4 million in 2006 from EUR 340.4 million in 2005. The increase was mainly caused by higher interconnection traffic generated by international transit and the shift of traffic to higher priced networks. This increase was partly offset by a reduction of tariffs and traffic minutes in national voice.
     Maintenance and Repairs
     Expenses for maintenance and repairs increased by 4.1% to EUR 118.3 million in 2006 from EUR 113.6 million in 2005. The increase resulted mainly from higher maintenance expenses for buildings due to necessary renovation measures.
     Services received
     Expenses for services received, predominantly for leased lines, increased by 7.8% to EUR 48.2 million in 2006 from EUR 44.7 million in 2005 primarily due to expenses for more international leased lines.
     Other support services
     Other support services consist mainly of leasing personnel and other deliverables and decreased by 2.9% from EUR 88.7 million in 2005 to EUR 86.1 million in 2006 due to a decrease in planning costs in connection with projects.
     Other operating expenses
     Other operating expenses include expenses such as energy, rental, marketing, training, advertising expenses, consulting costs, commission expenses, costs for provisions of bad debts, foreign exchange losses resulting from operative transactions and income and loss from retirement and sale of equipment. Other operating expenses in the Wireline segment decreased by 9.5% in 2006 to EUR 207.0 million from EUR 228.7 million in 2005.
     In the Wireline segment other operating expenses decreased, driven by a decline in the provisions for bad debts, lower consulting costs, lower rental and energy expenses, lower foreign exchange losses and lower losses on disposals of assets, which were partly offset by higher advertising, marketing and indemnification costs.
Wireless
     The total number of customers in the Wireless segment including Mobiltel as of December 31, 2006 grew by 14.2% to 10.2 million customers compared to December 31, 2005, due principally to the acquisition of Mobiltel. The Austrian market had a penetration rate of 114.2% at the end of 2006. Our foreign subsidiaries, including Mobiltel, made up 64.5% of our customer base compared to 62.2% in 2005. Without Mobiltel our foreign subsidiaries contributed 22.8% to our customer base.
     We were still able to increase the total number of our mobile customers of mobilkom austria AG by 7.0%, or approximately 238,200 during 2006. However, due to stronger competition and an increasing number of Austrian mobile customers our market share decreased to 38.7% at December 31, 2006, from 39.1% at the end of 2005. The churn rate in the Austrian market increased as a result of an aggressive pricing policy by all mobile operators in Austria. Nevertheless, with a churn rate of approximately 16.8% compared to 17.2% in 2005, mobilkom austria AG has the lowest churn rate ever among the established Austrian providers. During 2006 the number of Austrian contract customers increased by 14.4% and the number of prepaid customers decreased by 2.7%. At December 31, 2006, contract customers accounted for 60.8% of the total customer base of mobilkom austria AG compared to 56.9% at December 31, 2005 as a result of our continuing focus to increase the share of high value contract customers.
     mobilkom austria AG’s subsidiary, Vipnet, a mobile operator in Croatia, added approximately 299,400 customers in the year 2006. The penetration rate in Croatia amounted to 101.0% at the end of 2006, with Vipnet holding a total market share of 42.9%. mobilkom Austria AG’s subsidiary Si.mobil, a mobile operator in Slovenia had approximately 61,300 more customers in the year 2006. Penetration in Slovenia reached a level of 85.4% at the end of 2006, with Si.mobil holding a total market share of 24.9%. The penetration rate in Bulgaria is 105.9% and Mobiltel’s market share reached 52.5% at the end of 2006. Mobiltel contributes 4.3 million customers to the Wireless segment.
     Revenues
     Our Wireless segment generates revenues from operations of our mobile networks. The revenues mainly include traffic charges, monthly rental charges, equipment sales and roaming and interconnection fees.
     The following table shows revenues from our Wireless segment and percentage changes for the periods indicated:

	2006	2005	2006/2005
	(in EUR millions)		(% change)
Wireless operating revenues:
Traffic revenues	1,442.3	1,264.7	14.0
Monthly rental	483.1	396.9	21.7
Equipment	264.4	225.6	17.2
Roaming	257.9	204.8	25.9
Interconnection	446.9	392.8	13.8
Other	46.2	13.8	234.8
Discounts	(38.2)	(13.8)	(176.8)

Total wireless operating revenues	2,902.6	2,484.8	16.8

Wireless other operating income	14.9	10.5	41.9

     Operating revenues from our Wireless segment including Mobiltel increased by 16.8% in 2006 to EUR 2,902.6 million from EUR 2,484.8 million in 2005, with roughly 59% of operating revenues generated within the Austrian market. On a comparable basis the Wireless segment increased the operating revenues by 4.1% in 2006, from EUR 2,223.0 million in 2005 to 2,325.1 million in 2006.
     Traffic revenues
     Traffic revenues depend on the total number of customers, traffic volume, mix of prepaid and contract customers and tariffs. Traffic revenues increased by 14.0% in 2006 to EUR 1,442.3 million from EUR 1,264.7 million in 2005. This growth was a result of an increase in the customer base by 14.2%. Inbound revenues of mobilkom austria AG decreased but were offset by an increase in minutes of usage charged at Vipnet. Without Mobiltel, the Wireless segment shows a decrease by 0.9% in 2006 to EUR 1,135.6 million of traffic revenues. The following table shows the number of customers of our Wireless segment and percentage changes for the periods indicated.

	2006	2005	2006/2005
	(in thousands)		(% change)
Wireless customers:
Austria	3,630.5	3,392.2	7.0
Bulgaria	4,267.9	3,594.2	18.7
Croatia	1,912.3	1,612.9	18.6
Slovenia	420.9	359.6	17.0
Liechtenstein	4.8	4.2	14.3

Total customers	10,236.4	8,963.1	14.2

Without Mobiltel the number of customers would have increased by 11.2%, amounting to 6.0 million in the Wireless segment as of December 31, 2006. In contrast to the higher customer base, the average usage per customer decreased by 20.0% for the Wireless segment, including Mobiltel. This is the result of the prepaid dominated markets with their typically lower average usage in Croatia and Bulgaria. Additionally, Mobiltel has been fully included in the consolidated financial statements in 2006 compared to 2005, when financial statements of Mobiltel have only been included starting from July 12, 2005. The revenue effect of this development was partially offset by the launch of a new tariff model allowing cheaper prices per minute to other mobile and fixed networks by paying an additional fixed monthly fee.

     In the Wireless segment contract and prepaid customers both contributed to the increase in traffic revenues for 2006. For both types of customers the customer base increased – still having more prepaid customers overall. The contract customer base including Mobiltel increased by 21.1%, while the number of prepaid customers increased by 9.6%.
     The share of data traffic revenues increased on a comparable basis from 18.2% at year-end 2005 to 20.2% at year-end 2006, including Mobiltel. In Austria this share increased by 4 percentage points to 21.8% at year-end 2006 due to higher data usage enabled by GPRS, EDGE, UMTS and HSDPA. About 42% of data revenues of mobilkom austria AG are SMS revenues.
     Monthly rental
     We generate revenues from monthly rental fees paid by our contract customers for access to our mobile communications network. Revenues from monthly rentals including Mobiltel increased by 21.7% to EUR 483.1 million in 2006, without Mobiltel by 10.2% to EUR 391.8 million in 2006. The increase in revenues from monthly rental on a comparable basis is primarily attributable to the increase in our number of contract customers by 14.4% in Austria and by 30.6% in Croatia, and increased sales of data packages especially in Austria.
     Equipment
     We generate revenues from customer equipment primarily from sales of handsets to our customers and to resellers. Revenues from equipment increased by 17.2% in 2006 to EUR 264.4 million from EUR 225.6 million in 2005 primarily due to a higher number of sold and replaced handsets. In addition these handsets were partially on a higher technical standard with more functionalities. On a comparable basis, excluding Mobiltel, the revenues from equipment increased by 8.6% in 2006 to EUR 225.8 million from EUR 207.8 million in 2005.
     Roaming
     Basically, roaming fees are generated when our mobile network carries a call made by a customer of another international mobile operator. In addition to that, national roaming revenues are generated by customers of our national competitor Hutchison 3G Austria which use our network in accordance with the national roaming agreement which was signed with Hutchison 3G Austria in September 2002. Revenues from roaming fees increased by 25.9% in 2006 to EUR 257.9 million from EUR 204.8 million in 2005. This increase was primarily caused by higher usage due to the Vodafone cooperation leading to a better capture rate, i.e. mobile handsets of foreign visitors getting automatically connected with mobilkom austria’s network, and an increase of Vodafone customers as well as higher national and international roaming in Croatia. Additionally, higher roaming revenues in Austria were generated by strong winter tourism and higher national roaming revenues. On a comparable basis, without Mobiltel, roaming fees increased by 20.4% in 2006 to EUR 227.7 million, from EUR 189.1 million in 2005.
     Interconnection
     Our Wireless segment generates interconnection revenues primarily from interconnection fees from our Wireline segment as well as from other fixed and mobile operators for calls terminating in our mobile networks. In addition, we receive revenues from service numbers such as toll free numbers. Our interconnection revenues increased by 13.8% in 2006 to EUR 446.9 million from EUR 392.8 million in 2005. Excluding Mobiltel interconnection revenues would have decreased by 0.8% to EUR 340.1 million in 2006. Higher usage from carrier business in Austria was offset by the new and lower price regulated by the Austrian Regulatory Authority. The increase of interconnection revenues in Croatia is a result of higher interconnection-relevant minutes and SMS. In Slovenia, additional revenues were generated by higher usage with higher average price.
     Other
     This category includes revenues from one-time charges such as initial connection fees, termination fees for early contract cancellations, fees for changing tariffs and collection services such as fees for transfer payments. Revenues increased significantly by 234.8% in 2006 to EUR 46.2 million, from EUR 13.8 million in 2005, without Mobiltel by 135.1% to 42.2 million mostly driven by higher fees at mobilkom austria AG.
     Discounts
     Discounts comprise mainly discounts for residential customer loyalty programs and cash discounts. Discounts increased by 176.8% in 2006 to EUR 38.2 million compared to EUR 13.8 million in 2005. On a comparable basis, without Mobiltel, the increase was 5.5%. The increase is due to increased customer discounts which were not compensated by a higher usage of accrued mobilpoints at mobilkom austria AG.
     Other operating income
     Other operating income increased by 41.9% from EUR 10.5 million in 2005 to EUR 14.9 million in 2006, mainly due to higher rental income and by higher public subsidies for research and development at mobilkom austria AG.
     Operating expenses
     The following table shows operating expenses from our Wireless segment and percentage changes for the periods indicated.

	2006	2005	2006/2005
	(in EUR millions)		(% change)
Wireless operating expenses:
Material expenses	331.1	301.9	9.7
Employee costs	218.1	198.8	9.7
Depreciation and amortization	498.3	417.9	19.2
Interconnection	315.0	271.3	16.1
Repairs	71.8	66.2	8.5
Services received	303.9	275.7	10.2
Other — total:	502.1	413.7	21.4
Other support services	25.1	22.4	12.1
Other	477.0	391.3	21.9

Total wireless operating expenses	2,240.3	1,945.5	15.2

     Materials
     Material expenses in the Wireless segment increased by 9.7% in 2006 to EUR 331.1 million from EUR 301.9 million in 2005. Without Mobiltel material expenses in the Wireless segment increased by 1.3% to EUR 285.9 million in 2006 compared to EUR 282.2 million in 2005. The material costs in the Wireless segment increased by EUR 29.2 million mainly due to an increased customer base and the resulting higher expenses for handsets throughout the markets.
     Employee costs, including benefits and taxes
     Employee costs, including benefits and taxes increased by 9.7% in 2006 to EUR 218.1 million from EUR 198.8 million in 2005. The Wireless segment without Mobiltel shows an increase of 2.8% in 2006 to EUR 192.8 million from EUR 187.5 million in 2005. The increase is mainly caused by mobilkom austria AG due to the effect of the stock option program. In Croatia the costs increased through the higher headcount and due to the stock options program while in Bulgaria the employee costs were driven by higher salary costs.
     Depreciation and amortization
     Depreciation and amortization expenses increased by 19.2% in 2006 to EUR 498.3 million from EUR 417.9 million in 2005 due to HSDPA/HSUPA (High Speed Downlink Packet Access/High Speed Uplink Packet Access) technology in all large Wireless companies. Without Mobiltel depreciation and amortization decreased slightly by 0.1% in 2006 to EUR 356.9 million. For further information regarding our capital expenditures, see “Item 5.4. Liquidity and capital resources — Capital expenditures”.
     Interconnection
     Interconnection costs increased by 16.1% in 2006 to EUR 315.0 million from EUR 271.3 million in 2005. Without Mobiltel, interconnection costs increased by 5.3% in 2006 to EUR 263.0 million from EUR 249.6 million in 2005. The growth was in line with the higher amount of interconnection traffic minutes charged. Vipnet contributed to the growth in interconnection costs, due to increased interconnection usage in SMS and voice communication.

     Repairs
     Repairs increased by 8.5% in 2006 to EUR 71.8 million from EUR 66.2 million in 2005, primarily due to increasing maintenance costs at Mobiltel for billing maintenance and IT equipment. On a comparable basis, without Mobiltel, repairs decreased by 0.2% in 2006 to EUR 58.8 million. mobilkom austria AG reduced its costs for repairs, in particular for maintenance of network, IT equipment and software.
     Services received
     Services received increased by 10.2% in 2006 to EUR 303.9 million from EUR 275.7 million in 2005, without Mobiltel services received remained stable in 2006 at EUR 270.0 million compared with EUR 259.5 in 2005, mainly due to an increase in roaming costs as a result of the increased roaming traffic and higher Vodafone fees at mobilkom austria AG, Vipnet and Si.mobil and the launch of Vodafone live! at Mobiltel. Furthermore increasing energy costs at mobilkom austria AG contributed to the overall rise in costs from services received.
     Other support services
     Other support services increased by 12.1% to EUR 25.1 million in 2006. Without Mobiltel other support services increased by 12.6% to EUR 25.0 million in 2006. This decrease is mainly due to less IT services and network planning carried out by third parties as a result of increased efficiency in internal processes.
     Other operating expenses
     Other operating expenses in the Wireless segment increased by 21.9% in 2006 to EUR 477.0 million from EUR 391.3 million in 2005, on a comparable basis, by 12.8% in 2006 to EUR 40.9.0 million. Higher expenses for commissions, bad debts and rental expenses were the main drivers.
Other activities
     The segment “Other activities” includes primarily various centralized financial services that are provided by our subsidiary Telekom Finanzmanagement GmbH to both business segments, Wireline and Wireless. The segment “Other activities” did not record any revenues in either 2006 or 2005 and operating expenses were insignificant in both years as well.

5.3. RESULTS OF OPERATIONS
2005 compared to 2004
OVERVIEW
     The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this annual report. Those financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union which differ in certain material respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to Telekom Austria, see note (36) and (37) of the accompanying consolidated financial statements.
Consolidated operating results
     The following table shows our operating revenues, operating expenses and the resulting consolidated operating income as well as the percentage changes for the periods indicated.
Consolidated operating results

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Operating revenues	4,365.2	4,042.9	8.0
Other operating income	54.8	50.5	8.5
Operating expenses:
Materials	(350.1)	(327.5)	(6.9)
Employee costs, including benefits and taxes	(698.5)	(692.0)	(0.9)
Depreciation and amortization	(1,121.4)	(1,114.8)	(0.6)
Impairment charges	(17.4)	(1.3)	(1,238.5)
Other operating expenses	(1,612.9)	(1,488.3)	(8.4)

Total operating expenses	(3,800.3)	(3,623.9)	(4.9)

Consolidated operating income	619.7	469.5	32.0

     As of June 1, 2005 Telekom Austria exercised an option and acquired 100% of Mobiltel on July 12, 2005. Consequently, Telekom Austria includes the results of operations of Mobiltel in the consolidated financial statements starting from July 12, 2005. The aggregate purchase price amounted to EUR 1,214.3 million including the direct costs of acquisition of EUR 7.2 million, an option price of EUR 80.0 million and a deferred consideration of EUR 181.9 million that was paid in December 2005. As a result of the acquisition Telekom Austria gained a strong strategic and operating position in the Bulgarian telecommunication market. The results of Mobiltel are reported in the Wireless segment.
     Operating revenues
     Our consolidated operating revenues increased by EUR 322.3 million or 8.0% to EUR 4,365.2 million in 2005. The increase in 2005 is due to the growth in our Wireless segment – mainly due to the acquisition of Mobiltel in mid-year – which more than offset the decrease in our Wireline segment, mainly resulting from an increasing substitution from fixed line to mobile. A more detailed analysis of operating revenues is presented in the segment results below.
     Other operating income
     Our consolidated other operating income increased by EUR 4.3 million or 8.5% to EUR 54.8 million in 2005. The increase in the Wireline segment was mainly due to an increase in own work capitalized. Other operating income in the Wireless segment comprised mainly rental revenues, income from retirement of equipment (only in 2005), foreign exchange gains resulting from transactions reported in operating income and income from government grants.
     Operating expenses
     Our consolidated operating expenses increased by EUR 176.4 million or 4.9% to EUR 3,800.3 million in 2005. The analysis of the individual expense items is presented below.
     Material expenses
     Our consolidated material costs increased by EUR 22.6 million or 6.9% to EUR 350.1 million in 2005. The decrease in material expenses of EUR 2.9 million in the Wireline segment was mainly caused by lower router sales. The material costs in the Wireless segment increased by EUR 25.6 million mainly due to the acquisition of Mobiltel and higher prepaid and contract sales in Croatia.
     Employee costs, including benefits and taxes
     Our consolidated employee costs including benefits and taxes increased by EUR 6.5 million or 0.9% to EUR 698.5 million in 2005. In the Wireline segment the employee costs decreased by EUR 12.7 million, due to lower costs in connection with VRIPs, lower pension costs and staff reduction. This has been offset partially by the stock option program, service awards and other accruals. Other factors concerning the development of personnel costs in the Wireline segment are described in “— 5.2. Results of operations — Segment results — Wireline”. In the Wireless segment headcount increased principally due to the acquisition of Mobiltel. The employee costs in the Wireless segment increased by EUR 18.6 million or 10.3% due to the higher headcount relating to the acquisition of Mobiltel, the stock option programs and pay increases.
     Depreciation and amortization
     Our consolidated depreciation and amortization expenses increased by EUR 6.6 million or 0.6% to EUR 1,121.4 million in 2005. The slight increase consists of an increase in the Wireless segment by EUR 58.9 million due to higher investment in GSM/EDGE technology and the acquisition of Mobiltel. In 2005, a reduction of estimated useful lives of certain technical equipment due to the rapid development of the technological environment led to a change in estimate resulting in an increase of depreciation by EUR 17.9 million in 2005. For further information concerning our capital expenditures see “Item 5.4. Liquidity and capital resources — Capital expenditures”.
     Impairment charges
     Our consolidated impairment charges increased by EUR 16.1 million to EUR 17.4 million in 2005. The impairment charges in 2005 as well as in 2004 primarily relate to long-lived assets in the Wireline segment, in 2005, EUR 15.5 million was recognized for the goodwill originally recorded from the acquisition of Czech On Line a.s. Due to the fact that the Czech market has not been fully liberalized and due to a highly competitive environment, the business of Czech On Line has not developed as expected (see note (11) of the accompanying consolidated financial statements).
     Other operating expenses
     Our consolidated other operating expenses increased by EUR 124.6 million or 8.4% to EUR 1,612.9 million in 2005 which is mainly due to the acquisition of Mobiltel, increased interconnection costs, commissions, expenses for data products and expenses for bad debts in the Wireless segment. In the Wireline segment other operating expenses decreased slightly, driven by lower maintenance and repairs and lower losses on disposals of assets.
     Operating income
     Consolidated operating income increased by EUR 150.2 million or 32.0% to EUR 619.7 million in 2005. The factors described above contributed to the increase in operating income. Both business segments contributed to this positive development. The operating income of the Wireless segment increased by EUR 130.3 million to EUR 549.8 million in 2005 from EUR 419.5 million in 2004 and the Wireline segment increased its operating income by EUR 7.6 million to EUR 68.0 million in 2005 from an operating income of EUR 60.4 million in 2004. For an analysis of the segmental operating revenues and expenses see “— Segment Results”.

Other income, taxation and net income

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Consolidated operating income	619.7	469.5	32.0
Other income (expense)
Net interest	(112.2)	(124.6)	9.9
Foreign exchange differences	1.3	0.0	n.a.
Income from investments	3.8	10.5	(64.2)
Equity in earnings of affiliates	0.6	0.5	20.0
Income tax expense	(104.3)	(135.5)	23.0

Consolidated net income	408.9	220.4	85.5

Interest income	32.7	17.5	86.7
Interest expense	(144.9)	(142.1)	(2.0)

	(112.2)	(124.6)	10.0

Consolidated net income attributable to:
Equity holders of the parent	408.9	219.8	86.0
Minority interests	0.0	0.6	(100.0)
     Net interest
     Net interest expense decreased by 9.9% to EUR 112.2 million in 2005. Interest expenses increased by EUR 2.8 million to EUR 144.9 million principally due to the issue of two Eurobonds under the EMTN-programme in January 2005. The increase in interest income by EUR 15.2 million resulted primarily from temporary investments. For further information see notes (5), (6) and (19) of the accompanying consolidated financial statements.
     Foreign exchange differences
     The foreign exchange differences result from financing transactions and changed from EUR 0.0 million in 2004 to EUR 1.3 million in 2005.
     Income from investments
     Income from investments decreased by EUR 6.7 million to EUR 3.8 million in 2005. In 2004 a one-time-effect resulting from a sale was included.
     Equity in earnings of affiliates
     Equity in earnings of affiliates remained almost stable at EUR 0.6 million in 2005 and 0.5 million in 2004. In both years only Omnimedia Werbegesellschaft mbH contributed to this amount.
     Income tax expense
     The latest Austrian tax reform with effective date January 1, 2005, reduced the corporate income tax rate from 34.0% to 25.0% and led to an overall tax expense of EUR 41.9 million from revaluation of the deferred tax assets and liabilities as of December 31, 2004.
     Income tax expense decreased from EUR 135.5 million in 2004 to EUR 104.3 million in 2005 mainly as a result of the tax reform in Austria, which led to a decrease of the effective tax rate for the full year 2005 from 38.1% to 20.3% compared to the prior year. This decrease of the effective tax rate consists mainly of the realization of deferred tax assets due to changes in the tax law in Slovenia which provided for an increase of the expiration period of tax loss carryforwards and due to a change in circumstances that caused a change in judgment about the realizeability of tax benefits resulting from tax loss carryforwards of 3G mobile.

     For the assessment of the recoverability of deferred tax assets see “Item 5.1. Overview — Critical accounting policies — Valuation of tax assets” and note (23) of the accompanying consolidated financial statements.
     Consolidated net income
     Our consolidated net income increased by 85.5% million to EUR 408.9 million in 2005. Continued growth in the Wireless segment combined with various cost cutting measures, the acquisition of Mobiltel and lower depreciation and amortization in the Wireline segment contributed to this effect.

SUPPLEMENTARY INFORMATION
     We evaluate the performance of our segments using the non-IFRS financial measure “Adjusted EBITDA” which we define as net income according to IFRS excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates and other non-operating income/expense. This equals operating income before depreciation, amortization and impairment charges. The following table provides an overview for the items that were excluded from net income to determine consolidated Adjusted EBITDA for the periods indicated.

	2005	2004
	(in EUR millions)
Net income	408.9	220.4
Adjustments:
Depreciation and amortization	1,121.4	1,114.8
Impairment charges	17.4	1.3
Interest income	(32.7)	(17.5)
Interest expense	144.9	142.1
Foreign exchange differences	(1.3)	(0.0)
Equity in earnings of affiliates and income from investments	(4.4)	(11.1)
Income tax expense	104.3	135.5

Adjusted EBITDA	1,758.5	1,585.5

     Adjusted EBITDA excludes depreciation and amortization expenses, in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management on a short-term basis. Management also excludes impairment charges that were recorded as a consequence of the decline in the recoverable amount of several long-term investments and buildings below their carrying amount. In evaluating and managing our operating activities we exclude these charges that cannot be influenced by our key operating decision makers on a short-term basis. We may record impairment charges in the future if there are further declines in the recoverable amounts of our investments. Adjusted EBITDA excludes other non-operating income/expense, since these do not reflect the operating results that we achieve from servicing our customers. Dividend income and equity in earnings of affiliates result from investments, in which we exercise significant influence, but do not have control. As we do not control these entities, our management excludes these results when evaluating the operating performance of our business segments. Adjusted EBITDA also excludes interest income and expense and the provision for income taxes arising in connection with our capitalization and tax structures.
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
     There are material limitations to use measures such as Adjusted EBITDA, including the difficulty associated with comparing these performance measures as we calculate them to similar performance measures presented by other companies, and the fact that these performance measures do not take into account certain significant items, including depreciation and amortization, impairment charges, dividend income, equity in earnings of affiliates or other non-operating income/expense that directly affect our net income. Adjusted EBITDA is not a measure of financial performance under IFRS, and should be considered in addition to, but not a substitute for, other measures of financial performance reported in accordance with IFRS such as operating income and net income.

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Adjusted EBITDA:
Wireline	789.4	819.0	(3.6)
Wireless	967.7	777.5	24.5
Other activities & eliminations	1.4	(11.0)	n.a.

Adjusted EBITDA	1,758.5	1,585.5	10.9

     Our Adjusted EBITDA increased by 10.9% in 2005 to EUR 1,758.5 million from EUR 1,585.5 million in 2004. As shown in the table above the increase in the Wireless segment by 24.5% was partly offset by a decrease in the Wireline segment of 3.6%.
     In the Wireline segment the decrease in operating revenues led to a decrease in Adjusted EBITDA by 3.6% to EUR 789.4 million in 2005 from EUR 819.0 million in 2004.
     Our Wireless segment contributed to our consolidated Adjusted EBITDA EUR 967.7 million which is an increase by 24.5% from EUR 777.5 million in 2004. This increase resulted from growing revenues in the primary markets of our Wireless segment, a strong focus on cost-efficient operations and the acquisition of Mobiltel. Mobiltel contributed with EUR 154.3 million to our Adjusted EBITDA.

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
     The Austrian fixed line voice market, measured in terms of minutes, experienced another slight decrease during 2005 especially in national minutes due to increased migration to mobile communication services. Nevertheless, we were able to increase our market share based on minutes, excluding Internet dial-up minutes, to 55.4% at year-end 2005, up from 54.4% at year-end 2004 due to the continuing promotion of our TikTak tariffs based on seconds, which were originally introduced in 2001. For further information see ”Item 4. Information on the Company — 4.2. Business Overview”. However, with the use of pre-selection of a carrier and growing number of households without a fixed line connection (having mobile phones only), we still face strong competition for national telephony traffic on fixed networks.
     Our market share for fixed line traffic including Internet dial-up increased to 55.7% at December 31, 2005 compared to 55.2% at year-end 2004. Our ADSL broadband customer base increased, including our wholesale ADSL lines, by 49.7% in 2005, attracting in particular regular users of the Internet. ADSL is a technology that permits a high speed transmission of data using a standard copper access line.
     Revenues
     Revenues from our Wireline segment are derived primarily from the following sources:
•	Switched voice base traffic charges for national (local and national long-distance), fixed-to-mobile and international calls;

•	Switched voice monthly and other voice revenues comprising initial connection fees, installation fees, monthly rental and other charges;

•	Public payphone services and value added services (VAS);

•	Data and IT-solutions including wholesale;

•	Internet access and media;

•	Wholesale voice and Internet including interconnection fees paid by other carriers to access our fixed line network and related carrier services; and

•	Fees from other services, including equipment sales and directory services.
     The following table shows revenues from our Wireline segment and percentage changes for the periods indicated.

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Wireline operating revenues:
Switched voice base traffic	398.1	403.4	(1.3)
Switched voice monthly & other voice revenues	548.8	570.1	(3.7)
Payphones & VAS	48.1	52.6	(8.5)
Data & IT-solutions including wholesale	419.7	441.0	(4.8)
Internet access & media	241.9	207.2	16.7
Wholesale voice & internet	349.3	369.0	(5.3)
Other	118.0	127.2	(7.2)

Total wireline operating revenues	2,123.9	2,170.5	(2.1)

Wireline other operating income	50.7	43.7	16.0

     Switched voice base traffic
     Switched voice base traffic revenues decreased by 2.5% to EUR 398.1 million compared to EUR 408.5 million in 2004. The decline in revenues resulted from a further drop of 6.3% in traffic volume in 2005 compared to 2004 primarily as a result of a decline in national traffic minutes by 7.4% in 2005, as illustrated in the table below. The decrease in revenues did not follow the drop in traffic, because higher priced fixed-to-mobile minutes declined to a smaller extent.

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
     Switched voice monthly and other voice revenues
     Revenues from our initial connection and installation fees, monthly rentals and other network services decreased by 2.9% to EUR 548.8 million in 2005 compared to EUR 565.0 million in 2004. The decline results primarily from the reductions in access lines following the migration from fixed to mobile services.
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
     The following table shows the number of our access lines and channels and percentage changes for the periods indicated. The figures exclude payphones, but include our internal lines and approximately 248,300 lines for qualifying low income people at December 31, 2005. The service for low income people, which we have provided for many years, includes free monthly rental and one hour of free local traffic per month. We partly receive a reimbursement from the federal government for these services.

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
     Public payphone services and value added services
     In 2005, the revenues from our public payphone and VAS decreased by 8.5% to EUR 48.1 million from EUR 52.6 million in 2004. The revenues from public payphones declined due to an increased number of calls with prepaid calling cards of other providers, usable at public payphones, resulting in a decrease in charged minutes. Neither the further rollout of public multimedia stations providing access to Internet, e-mail, video telephony and various other multimedia services in 2005 nor the slight increase in VAS from calling cards did offset this decline.
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
     Internet access and media
     Telekom Austria is the leading Internet service provider in Austria with approximately 1.4 million residential customers, representing a share of approximately 40% of the residential Internet market (including 2% contributed by mobilkom austria AG’s mobile Internet customers) in the fourth quarter of 2005. Internet access and media comprises access services (dial-up and broadband ADSL access) and a portal business with online media sales, e-commerce and multimedia services.
     Revenues from our Internet access and portal business increased by 16.7% to EUR 241.9 million in 2005 from EUR 207.2 million in 2004. This growth was in line with the increase in the subscriber base in Austria by 20% from 1,187,000 at the beginning of 2005 to 1,424,200 at the end of 2005 including ADSL-residential customers, increased by 52.7%. Business broadband access lines nearly doubled compared to 2004 due to our re-launch of business broadband services in 2005. The new pricing system includes higher download volumes and lower high usage fees. The increase in revenues did not follow the increase in the customer base mainly due to lower average revenues per user based on the new product portfolio.
     Our subsidiary Czech On Line, a Czech telecommunications provider with a strong focus on Internet services generated overall revenues of EUR 23.0 million in 2005 compared to EUR 20.4 million in 2004. Thereof, Czech On Line contributed revenues of EUR 12.3 million or 5.1% to our Internet access and media business in 2005.
     Wholesale voice and Internet
     Wholesale voice and Internet services generate revenues by providing network services to domestic and international carriers. These carrier services consist of termination, origination (or carrier selection) and transit of national traffic and international termination in Austria and abroad, international bandwidth services and Internet access.

     Revenues decreased by 5.3% to EUR 349.3 million from EUR 369.0 million in 2004. The decline results primarily from a one-time effect, a refund of costs of universal services we recognized in 2004. Furthermore wholesale voice revenues decreased due to the decline in national traffic caused by the shift of customers to mobile communication. Wholesale Internet services decreased primarily because of lower revenues from dial-up products which were not compensated by the rising number of wholesale ADSL subscriptions from 85,200 in 2004 to 105,800 in 2005. The decline was not offset by higher international traffic.
     Other revenues (customer premises equipment, support and services and other operating revenues)
     This category primarily includes sales and rentals of customer premises equipment and directory services. We generate revenues from sales of telecommunications equipment including residential, as well as mobile telephone equipment and systems for business customers, and by providing related post-sale maintenance and services. As part of our directory services we generate revenues from offering call-center services and the management of a database of subscriber data of our and other fixed-line and mobile service providers’ subscribers, which is offered to directory publishers.
     Other revenues decreased by 7.2% to EUR 118.0 million in 2005 from EUR 127.2 million in 2004. The decline in other revenues was primarily due to lower equipment revenues and service revenues from equipment.
     Other operating income
     According to IFRS rental income, own work capitalized — representing the value of work performed for own purposes consisting mainly of employee costs, material expenses and direct overhead capitalized as part of property, plant and equipment and software — income from retirement of equipment and foreign exchange gains resulting from transactions reported in operating income are presented in other operating income. Other operating income in the Wireline segment increased by 7.0 EUR million from 43.7 EUR million in 2004 to 50.7 EUR million in 2005 due to an increase in own work capitalized in the Wireline Segment.
     Operating expenses
     The following table shows operating expenses of our Wireline segment and percentage changes for the periods indicated.

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Wireline operating expenses:
Material expense	69.0	71.9	(4.0)
Employee costs, including benefits and taxes	500.1	512.8	(2.5)
Depreciation, amortization and impairment charges	721.3	758.5	(4.9)
Interconnection	340.4	333.1	2.2
Maintenance and repairs	113.6	116.6	(2.6)
Services received	44.7	41.9	6.7
Other — total:	317.4	318.9	(0.5)
Other support services	88.7	87.2	1.7
Other	228.7	231.7	(1.3)

Total wireline operating expenses	2,106.5	2,153.7	(2.2)

     Materials
     Materials consist mainly of expenses for spare parts, cables and supplies for our network and merchandise we sell to our customers. Material expenses in the Wireline segment decreased by 4.0% in 2005 to EUR 69.0 million, from EUR 71.9 million in 2004. The decline in material expenses was primarily due to lower router sales.
     Employee costs, including benefits and taxes
     Employee costs including benefits and taxes in our Wireline segment decreased by 2.5% in 2005 to EUR 500.1 million from EUR 512.8 million in 2004.

     The decrease was due to lower pension costs, lower severance payments and lower current costs following the decline of our average number of employees by 392 employees or 3.9% to 9,603 employees in 2005. Until 2004, the Austrian government offered to certain civil servants early retirement at reduced future pension payments. We offered these eligible employees additional payments to alleviate financial losses from the reduction in future pension payments and to improve the acceptance rate of the offer by the government. Due to this measure we were able to reduce our workforce by 470 civil servants in 2004 and 650 civil servants in 2003. We incurred a legal obligation to civil servants making use of this opportunity. We recorded expenses of EUR 19.3 million in 2004 and reversed EUR 3.7 million of provisions previously made in this respect in 2005. We do not expect any additional liabilities related to this offer beyond the amount of the accruals.
     In 2005, this decrease in employee costs was partially offset by the costs for the stock option program, accruals for unused holidays and service awards.
     Depreciation and amortization including impairment charges
     Depreciation and amortization including impairment charges in our Wireline segment decreased by 4.9% to EUR 721.3 million in 2005 from EUR 758.5 million in 2004 as a result of the continuing downward trend of capital expenditures in prior years. Contrary to this development, in 2005, a reduction of estimated useful lives of certain technical equipment due to the rapid development of the technological environment in the Wireline segment led to a change in estimate resulting in an increase of depreciation by EUR 17.9 million in 2005. This effect was offset, as depreciation expenses decreased due to our efforts to cut capital expenditures in connection with our fixed line network. Amortization expenses for intangible assets remained at an insignificant level.
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
     Maintenance and Repairs
     Expenses for maintenance and repairs decreased by 2.6% to EUR 113.6 million in 2005 from EUR 116.6 million in 2004. The decrease resulted mainly from lower maintenance expenses for network, buildings, software and hardware which more than offset higher expenses for maintenance of the transmission network due to increased ADSL lines.
     Services received
     Expenses for services received, predominantly for leased lines, increased by 6.7% to EUR 44.7 million in 2005 from EUR 41.9 million in 2004 primarily due to expenses for more international leased lines.
     Other support services
     Other support services consist mainly of leasing personnel and other deliverables. Expenses increased by 1.7% from EUR 87.2 million in 2004 to EUR 88.7 million in 2005 due to an increase in personnel leasing.
     Other operating expenses
     Other operating expenses include expenses such as energy, rental, marketing, training, advertising expenses and loss from retirement of equipment as well as foreign exchange losses resulting from operative transactions. Other operating expenses in the Wireline segment decreased by 1.3% in 2005 to EUR 228.7 million from EUR 231.7 in 2004.
     We incurred lower expenses from losses on disposals of assets, lower consulting costs, lower compensations for damages which were partly offset by higher expenses for bad debts and higher commissions paid.

Wireless
     The total number of customers in the Wireless segment including Mobiltel as of December 31, 2005 increased by 81.1% compared to December 31, 2004, due principally to the acquisition of Mobiltel. At the end of 2005, the Wireless segment comprised approximately 9.0 million customers and on a comparable basis, excluding Mobiltel, 5.4 million customers. The majority of customer growth other than from Mobiltel came from Croatia. The Austrian market had a penetration rate of 106.0% at the end of 2005. Our foreign subsidiaries, including Mobiltel, made up 62.2% of our customer base compared to 33.9% in 2004. Without Mobiltel our foreign subsidiaries contributed 22.2% to our customer base.
     We were still able to increase the total number of our mobile customers in Austria by 3.6%, or approximately 118,600 during 2005. However, due to stronger competition and an increasing number of Austrian mobile customers our market share decreased to 39.1% at December 31, 2005, from 41.0% at the end of 2004. As a result of the aggressive pricing policy on the Austrian market by all mobile operators in Austria, the churn rate increased from 17.0% in 2004 to 17.2% in 2005. During 2005 the number of Austrian contract customers increased by 8.5% and the number of prepaid customers decreased by 2.1%. At December 31, 2005, contract customers accounted for 56.9% of the total customer base of mobilkom austria AG compared to 54.3% at December 31, 2004 as a result of our continuing focus to increase the share of high value contract customers.
     mobilkom austria AG’s subsidiary, Vipnet, a mobile operator in Croatia, added approximately 304,300 customers in 2005. The penetration rate in Croatia amounted to 82.9% at the end of 2005, with Vipnet holding a total market share of 44.1%. Penetration in Slovenia reached a level of 80.1% at the end of 2005 with Si.mobil holding a total market share of 22.7%. The penetration rate in Bulgaria is 79.5% and Mobiltel’s market share reached 57.6% at the end of 2005. Mobiltel contributes 3.6 million customers to the Wireless segment.
     Revenues
     Our Wireless segment generates revenues from operations of our mobile networks. The revenues mainly include traffic charges, monthly rental charges, equipment sales and roaming and interconnection fees.
     The following table shows revenues from our Wireless segment and percentage changes for the periods indicated:

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Wireless operating revenues:
Traffic revenues	1,264.7	1,141.5	10.8
Monthly rental	396.9	303.9	30.6
Equipment	225.6	180.1	25.3
Roaming	204.8	175.6	16.6
Interconnection	392.8	328.0	19.8
Other	13.8	11.8	16.9
Discounts	(13.8)	(19.5)	29.2

Total wireless operating revenues	2,484.8	2,121.4	17.1

Wireless other operating income	10.5	11.7	(10.4)

     Operating revenues from our Wireless segment including Mobiltel increased by 17.1% in 2005 to EUR 2,484.8, million from EUR 2,121.4 million in 2004, with 68.5% of operating revenues generated within the Austrian market. On a comparable basis the Wireless segment increased the operating revenues by 4.8% in 2005, from EUR 2,121.4 million in 2004 to 2,223.0 million in 2005.
     Traffic revenues
     Traffic revenues depend on the total number of customers, traffic volume, mix of prepaid and contract customers and tariffs. Traffic revenues increased by 10.8% in 2005 to EUR 1,264.7 million from EUR 1,141.5 million in 2004. This growth was a result of an increase in the customer base by 81.1%, mainly due to the acquisition of Mobiltel. Inbound revenues of mobilkom austria AG decreased but were offset by an increase in minutes of usage charged at Vipnet. Without Mobiltel, the Wireless segment experienced an increase by 0.4% in 2005 to EUR 1,145.6 million of traffic revenues. The following table shows the number of customers of our Wireless segment and percentage changes for the periods indicated.

	2005	2004	2005/2004
	(in thousands)		(% change)
Wireless customers:
Austria	3,392.2	3,273.6	3.6
Bulgaria	3,594.2	—	n.a.
Croatia	1,612.9	1,308.6	23.3
Slovenia	359.6	363.3	(1.0)
Liechtenstein	4.2	3.5	20.0

Total customers	8,963.1	4,949.0	81.1

     Without Mobiltel the number of customers would have increased by 8.5%, amounting to 5.4 million in the Wireless segment as of December 31, 2005. In contrast to the higher customer base, the average usage per customer decreased by 3.4% for the Wireless segment, including Mobiltel. On a comparable basis, without Mobiltel, the average usage per customer rose by 9.8%. The revenue effect of this increase was partially offset by the launch of a new tariff model allowing cheaper prices per minute to other mobile and fixed networks by paying an additional fixed monthly fee.
     In the Wireless segment contract and prepaid customers both contributed to the increase in traffic revenues for 2005. For both types of customers the customer base rose. The contract customer base including Mobiltel grew by 68.6%, while the number of prepaid customers increased by 90.6%. Without Mobiltel the contract customer base grew by 10.8%, the number of prepaid customers increased by 6.7%. Excluding Mobiltel, the highly competitive markets’ overall average revenue per customer showed a decrease of 1.6%, including Mobiltel a decrease of 15.1%.
     The share of data traffic revenues increased on a comparable basis from 15.0% at year-end 2004 to 19.1% at year-end 2005, including Mobiltel the share of data traffic revenues was 18.2% at the end of 2005. In Austria this share increased by 4.8 percentage points to 17.4% at year-end 2005. About 55% of data revenues in Austria are SMS revenues, but the increase of the share is mainly due to higher data usage enabled by GPRS, EDGE and UMTS. mobilkom austria AG expects rising data revenues, because of more data card usage and the launch of HSDPA in 2006.
     Monthly rental
     We generate revenues from monthly rental fees paid by our contract customers for access to our mobile communications network. Revenues from monthly rentals increased by 30.6% to EUR 396.9 million in 2005 including Mobiltel, without Mobiltel by 17.0% to EUR 355.7 million in 2005. The rise in revenues from monthly rental on a comparable basis is primarily attributable to the increase in the number of contract customers by 8.5% in Austria and by 30.4% in Croatia, and increased sales of data packages especially in Austria. However, the introduction of tariff packages with lower or no monthly rental tariffs partially offset the increase in revenues from monthly rental fees.
     Equipment
     Revenues from customer equipment originated primarily from sales of handsets to our customers and to resellers. Revenues from equipment increased by 25.3% in 2005 to EUR 225.6 million from EUR 180.1 million in 2004 primarily due to increased sales of higher priced handsets with more functionalities and more replacements such as Vodafone live! handsets. This effect was partially offset by a decline in the number of gross customer additions and higher handset subsidies. On a comparable basis, excluding Mobiltel, the revenues from equipment increased by 15.4% in 2005 to EUR 207.8 million from EUR 180.1 million in 2004.
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
     Interconnection
     Our Wireless segment generates interconnection revenues primarily from interconnection fees from our Wireline segment as well as from other fixed and mobile operators for calls terminating in our mobile networks. In addition, we receive revenues from service numbers such as toll free numbers. Our interconnection revenues increased significantly by 19.8% in 2005 to EUR 392.8 million from EUR 328.0 million in 2004 and without Mobiltel by 4.6% to EUR 343.0 million in 2005. Higher usage from carrier business in Austria was offset by the new and lower price regulated by the Austrian Regulatory Authority. The increase of interconnection revenues in Croatia is a result of higher interconnection relevant minutes and SMS. In Slovenia, additional revenues were generated by more minutes with higher average prices.
     Other
     This category includes revenues from one-time charges such as initial connection fees and collection services such as fees for transfer payments as well as fees for call center services. Revenues increased by 16.9% in 2005 to EUR 13.8 million, from EUR 11.8 million in 2004, without Mobiltel to 18.0 million mostly driven by higher administration fees at mobilkom austria AG.
     Discounts
     Discounts mainly comprise discounts in relation to residential customer loyalty programs and cash discounts. Discounts decreased by 29.2% in 2005 to EUR 13.8 million compared to EUR 19.5 million in 2004. On a comparable basis, without Mobiltel, the increase was 85.6% and is due to the high use of mobilpoints and the average points indebtedness at mobilkom austria AG.
     Other operating income
     Other operating income comprises mainly rental revenues, income from retirement of equipment (only in 2005), foreign exchange gains resulting from transactions reported in operating income and income from government grants.
     Operating expenses
     The following table shows operating expenses from our Wireless segment and percentage changes for the periods indicated.

	2005	2004	2005/2004
	(in EUR millions)		(% change)
Wireless operating expenses:
Material expense	301.9	276.3	9.3
Employee costs	198.8	180.3	10.3
Depreciation and amortization	417.9	358.0	16.7
Interconnection	271.3	236.0	15.0
Repairs	66.2	63.7	3.9
Services received	275.7	252.4	9.2
Other — total:	413.7	346.9	19.3
Other support services	22.4	24.0	(6.7)
Other	391.3	322.9	21.2

Total wireless operating expenses	1,945.5	1,713.6	13.5

     Materials
     Material expenses in the Wireless segment increased by 9.3% in 2005 to EUR 301.9 million from EUR 276.3 million in 2004, without Mobiltel material expenses in the Wireless segment increased by 2.1% to

EUR 282.2 million in 2005. The higher costs at Vipnet were due to the rising demand for high quality products and higher number of handset replacements, especially driven by the acceptance of Vodafone live! handsets and were partially offset by the decline at mobilkom austria AG as a result of fewer handsets sold combined with a lower price per handset.
     Employee costs, including benefits and taxes
     Employee costs, including benefits and taxes increased by 10.3% in 2005 to EUR 198.8 million from EUR 180.2 million in 2004. The Wireless segment without Mobiltel shows an increase of 4.0% in 2005 to EUR 187.5 million. The increase is mainly caused by mobilkom austria AG due to the effect of the stock option program. In Croatia headcount and base salary increased. Employee costs of Si.mobil increased driven by higher headcount
     Depreciation and amortization
     Depreciation and amortization expenses increased by 16.7% in 2005 to EUR 417.9 million from EUR 358.0 million in 2004. Without Mobiltel depreciation and amortization decreased slightly in 2005 to EUR 357.3 million. Capital expenditures in the Wireless segment including Mobiltel increased by EUR 17.1% in 2005 to EUR 313.5 million from EUR 267.8 million in 2004, excluding Mobiltel decreased by 2.8% in 2005 and amounted to EUR 260.4 million. For further information regarding our capital expenditures, see “Item 5.4. Liquidity and capital resources — Capital expenditures”.
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
     Repairs
     Repairs increased by 3.9% in 2005 to EUR 66.2 million from EUR 63.7 million in 2004, primarily due to increasing maintenance costs at Mobiltel for billing maintenance and IT equipment. On a comparable basis, without Mobiltel, repairs decreased by 7.5% in 2005 to EUR 58.9 million. mobilkom austria AG reduced its costs for repairs, mainly for maintenance of network, IT equipment and software.
     Services received
     Services received increased by 9.2% in 2005 to EUR 275.7 million from EUR 252.4 million in 2004, without Mobiltel services received increased by 2.8% in 2005 to EUR 259.5 million. In addition, higher Vodafone fees at mobilkom austria AG, Vipnet and Si.mobil due to increased services received from Vodafone and the launch of Vodafone live!, as well as increasing energy costs at mobilkom austria AG contributed to the overall rise in costs from services received.
     Other support services
     Other support services decreased by 6.7% to EUR 22.4 million in 2005. Without Mobiltel other support services decreased by 7.5% to EUR 22.2 million in 2005. This decrease is mainly due to less IT services and network planning carried out by third parties as a result of increased efficiency in internal processes.
     Other operating expenses
     Other operating expenses include expenses such as energy, rental, training, commission, marketing, advertising expenses and in 2004 losses from retirement of equipment. Other operating expenses in the Wireless segment increased by 21.2% in 2005 to EUR 391.3 million from EUR 322.9 million in 2004, on a comparable basis, by 12.8% in 2005 to EUR 362.4. Higher expenses for commissions, bad debts and rental expenses were the main drivers.
Other activities
     The segment “Other activities” includes primarily various centralized financial services that are provided by our subsidiary Telekom Finanzmanagement GmbH to both business segments, Wireline and Wireless. The segment “Other activities” did not record any revenues in either 2005 or 2004 and operating expenses were insignificant in both years as well.

5.4. LIQUIDITY AND CAPITAL RESOURCES
     We discuss our total group liquidity and capital resources, because we manage the liquidity for all our business segments on a total group basis and allocate the capital resources of all our business segments.
     Over the past years, we have predominantly met our financing needs out of cash flow from operating activities. In particular, we have met our working capital needs and most capital expenditure requirements through the use of internally generated funds.
     The following table shows information regarding our consolidated cash flows for the periods indicated. For further details on cash flows, see the consolidated statements of cash flows of the accompanying financial statements included elsewhere.

Cash flow	2006	2005	2004
	(in EUR millions)
Cash generated from operations
Net income	561.8	408.9	220.4
Depreciation, amortization and impairment charges	1,134.4	1,138.8	1,116.1
Employee benefit obligation non-cash	(0.4)	3.7	0.5
Allowance for doubtful accounts	34.3	43.4	23.6
Change in deferred taxes	8.3	62.6	89.0
Equity in earnings of affiliates less than (in excess of) dividends received	0.7	(0.1)	(0.0)
Stock compensation	13.0	13.3	4.6
Employee Participation Program	10.1	—	—
Change in accounts receivable — trade	(32.6)	28.1	(29.3)
Change in inventories	(20.4)	(2.6)	0.4
Change in prepaid expenses and other assets	(33.8)	(0.8)	(26.5)
Change in accounts payable — trade	(35.5)	(19.6)	(58.6)
Change in employee benefit obligation	(3.8)	(12.2)	(36.8)
Change in accrued liabilities	26.6	(13.8)	(50.0)
Change in other liabilities and deferred income	(75.2)	(12.4)	48.9
Other	2.4	0.4	16.9

Cash generated from operations	1,589.9	1,637.7	1,319.2

Cash used in investing activities
Capital expenditure, including interest capitalized	(996.7)	(627.6)	(548.2)
Acquisitions and investments, net of cash acquired	—	(1,185.7)	(2.2)
Proceeds from sale of equipment	28.1	24.1	36.2
Other	(3.0)	8.3	4.9

Cash used in investing activities	(971.6)	(1,780.9)	(509.3)

Cash used in financing activities
Proceeds from issuance of long-term debt and bonds	300.0	1,169.0	—
Principal payments on bonds	—	(348.6)	(2.2)
Principal payments on long-term debt	(244.5)	(760.5)	(568.1)
Changes in short-term bank borrowings	3.7	214.4	(21.2)
Purchase of Treasury shares	(406.8)	(184.5)	(64.2)
Proceeds from sale of Treasury shares	—	—	0.8
Dividends paid	(261.2)	(117.9)	(64.6)

Cash used in financing activities	(608.8)	(28.1)	(719.5)

Effect of exchange rate changes	(1.2)	(0.1)	(4.1)

Net increase (decrease) in cash and cash equivalents	8.3	(171.5)	86.3

Cash and cash equivalents at beginning of period	116.8	288.2	201.9
Cash and cash equivalents at end of period	125.1	116.8	288.2

     Cash generated from operations
     Cash generated from operations decreased by EUR 47.8 million to EUR 1,589.9 million in 2006, compared to EUR 1,637.7 million in 2005 and EUR 1,319.2 million in 2004. Net income increased by EUR 152.9 million to EUR 561.8 million in 2006, compared to EUR 408.9 million in 2005 and EUR 220.4 million in 2004 (for more information see “— 5.2. Results of operations”).
     In 2006, cash generated from operations was lower than in 2005 despite higher net income, partially due to the usage of loss carryforwards resulting in a reduction of net deferred tax assets of EUR 62.6 million in 2005 compared to 8.3 million in 2006 following the usage of loss carryforwards in 2005. Additionally, cash generated from operations was reduced by a change in working capital in the amount of EUR 177.8 million in 2006, which mainly related to a decrease of other liabilities and deferred income by EUR 75.2 million, a decline in accounts payable – trade by EUR 35.5 million and to an increase of prepaid expenses and other assets by EUR 33.8 million.
     In 2005, an increase in working capital in the amount of EUR 34.1 million had a negative impact on cash generated from operations, which mainly related to a decline in accounts payable – trade by EUR 19.6 million and a decrease of accrued liabilities by EUR 13.8 million.
     The percentage of contract customers in the Wireless and Wireline segment who pay their monthly bills by direct debit remained stable in 2006 and 2005 at well above 90% in the Wireless segment and about 75% in the Wireline segment, which had a positive impact on our cash flow.
     In 2004 an increase in working capital in the amount of EUR 153.4 million had a negative impact on cash generated from operations, which mainly related to a decline in accounts payable – trade by EUR 58.6 million and a decrease of accrued liabilities by EUR 50.0 million.
     Cash payments for voluntary retirement incentive programs in the amount of EUR 3.8 million were made in 2006, compared to EUR 12.2 million in 2005 and EUR 36.8 million in 2004, respectively. This sum comprised in the years 2004 and 2005 also contributions to Austrian government’s pensions.
     Cash used in investing activities
     Cash used in investing activities mainly consists of acquisitions of subsidiaries and capital expenditures for property, plant and equipment and intangible assets. It decreased from EUR 1,780.9 million in 2005 by EUR 809.3 million to EUR 971.6 million in 2006. In 2006, mobilkom austria acquired the third license (GSM and UMTS) in Serbia for a purchase price of EUR 320.0 million, resulting in higher capital expenditures than in 2005. In 2005, Telekom Austria acquired 100% of Mobiltel. The aggregate purchase price amounted to EUR 1,214.3 million (see also – note (2) of the accompanying consolidated financial statements).
     In 2004 cash used in investing activities amounted to EUR 509.3 million, mainly resulting from capital expenditures.
     For more information concerning capital expenditures on a comparable basis see “— Capital expenditures”. Differences to capital expenditures on a segment basis result from the elimination of intragroup transactions.
     Cash used in financing activities
     Cash used in financing activities was EUR 608.8 million in 2006, compared to EUR 28.1 million in 2005 and EUR 719.5 million in 2004.
     In 2006 Telekom Austria AG entered into a loan agreement of EUR 300 million. Cash was mainly used for payments of dividend of EUR 261.2 million and the purchase of treasury stock of EUR 406.8 million. For further details on the Share Buyback program see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.
     In 2005 Telekom Austria AG and Telekom Finanzmanagement GmbH (the 100% financing subsidiary of Telekom Austria AG) issued two Eurobonds with a face value of EUR 500.0 million each. For further information on the Euro Medium Term Note (EMTN) Programme see “— Funding sources — Bonds”. Cash was mainly used for payments on long-term debt of EUR 760.5 million and payments of bonds of EUR 348.6 million. The payments of dividends also increased to EUR 117.9 million in 2005 from EUR 64.6 million in 2004.

     In 2004 cash used in financing activities amounted to EUR 719.5 million mainly resulting from payments of long-term debt and the first-time payment of dividends.
     The Management Board and Supervisory Board plan to propose a distribution from unappropriated earnings of EUR 0.75 per no par value share to the shareholders at the AGM on May 30, 2007.
Funding sources
     Telekom Austria Group pursues a central treasury approach in meeting the capital needs of its subsidiaries. The group’s treasury department acts as an internal financial service center exploiting potential group synergies in financing the operations of the group’s subsidiaries. Its primary goal is to assure liquidity in a cost-effective manner applying cash pooling as the prime instrument. The purpose of cash pooling is to provide the Group’s subsidiaries automatically and continually with sufficient liquidity, enabling the management of short-term investments and borrowings at optimal interest rates with minimal administrative effort.
     Our basic source of liquidity comes from our cash flow from operations. Our principal sources of external funding are borrowings from the Austrian and international debt capital markets. The outstanding long-term debt, other than lease obligations is summarized as follows:

At December 31,	Maturity	2006	2005	2004
		(in EUR millions)
Face value of Bonds under EMTN Programme	2010-2017	1,750.0	1,750.0	750.0
Fair value adjustment (hedge accounting)	2010-2013	(14.2)	(5.3)	11.2
Discount of EMTN bonds	2010-2017	(14.4)	(16.7)	(7.7)
Other	2007	42.9	39.0	14.0

Bonds under EMTN Programme	2010-2017	1,764.3	1,767.0	767.5
Other bonds guaranteed by the Federal Republic of Austria	2005	—	—	149.6
Bank debt	2007-2011	1,039.5	790.3	675.3
Bank debt guaranteed by the Federal Republic of Austria	2007-2011	89.0	297.2	707.6

Total bank debt		1,128.5	1,087.5	2,300.0
Other	2005	0.0	0.0	0.2

		2,892.8	2,854.5	2,300.2
Less current portion of long-term debt		(142.7)	(296.8)	(653.0)
Long-term debt, net of current portion		2,750.1	2,557.7	1,647.2
     Bonds
     In order to give Telekom Austria access to international debt capital markets and in preparation for entering the Eurobond market, Telekom Austria AG and Telekom Finanzmanagement GmbH (TFG) established a Euro Medium Term Note (EMTN) Programme, unconditionally and irrevocably guaranteed by Telekom Austria AG in June 2003. After having increased the initial programme volume by EUR 2.5 billion in December 2005, the programme allows Telekom Austria and TFG to issue notes up to a maximum aggregate nominal amount of EUR 5.0 billion outstanding at any single point in time.
     In January 2005, Telekom Austria (through TFG) issued two bonds with a nominal value of EUR 500.0 million each under the EMTN Programme – one with a 5-year maturity and a coupon of 3.375%, and one with a 12-year maturity and a coupon of 4.25% to be used for general purposes. The bonds were issued at a discount including issue cost of EUR 3,358 and EUR 7,693, respectively, which are amortized over the related terms.
     In July 2003, Telekom Austria (through TFG) issued its inaugural bond with a nominal value of EUR 750.0 million, 10-year maturity and a coupon of 5% under the EMTN Programme. The bond was issued at a discount including issue costs of EUR 9.1 million as of July 2003, which is amortized over the related term. The bonds are listed on the Luxembourg Stock Exchange and the Vienna Stock Exchange.
     In 2005, the acquisition of MobilTel AD was financed through cash flow from operations and our existing third party funding sources.

     Bank debts
     As of December 31, 2006, we had unused committed lines of credit of EUR 1,050 million, expiring between December 2007 and July 2013.
     Under the terms of some debt agreements we must observe covenants requiring us to meet certain financial ratios. As of December 31, 2006, 2005, and 2004, respectively, we were in compliance with all such covenants.
     As of December 31, 2006, 2005 and 2004, we had a total outstanding debt, including short-term and long-term debt according to our consolidated financial statements and excluding lease obligations, amounting to EUR 3,302.8 million, EUR 3,252.4 million and EUR 2,468.8 million, respectively. Whereas debt incurred prior to May 1996 is guaranteed by the Federal Republic of Austria, debt incurred thereafter is not. At December 31, 2006, EUR 89.0 million of our EUR 2,892.9 million total long-term bank debt and bonds were covered by such guarantees.
     The following bank debt is not guaranteed by the Federal Republic of Austria as it was entered into after the privatization of Telekom Austria:
     On August 30, 2006, Telekom Austria entered into a loan agreement of EUR 300.0 million of which EUR 210.0 million have a fixed interest rate and a maturity date of June 30, 2011 and EUR 90.0 million have a variable interest rate and a maturity date of February 28, 2008.
     To use the favorable refinancing conditions of the European Investment Bank (EIB), Telekom Austria entered into a new loan agreement for EUR 180.0 million in December 2005. As of December 31, 2006, the total amount is still outstanding. Under the terms of this agreement, we must observe certain financial ratios. In March 2000, the Company entered into a loan agreement for EUR 145.0 million with the EIB. As of December 31, 2006, EUR 29.0 million of the loan are outstanding. Under the terms of this agreement, we must observe certain financial ratios.
     Furthermore, in October 2000 the Company entered into a loan agreement for EUR 232.6 million. As of December 31, 2006 the loan is outstanding in full. Under the terms of the contract the Company has to maintain a minimum equity in Czech On Line, otherwise the loan becomes due. The interest rates vary depending on the rating of the Company.
     As of December 31, 2006, EUR 295.2 million of a syndicated loan granted to mobilkom austria AG was outstanding and is guaranteed by Telekom Austria AG.
     In March 1999, Si.mobil entered into a loan agreement amounting to EUR 36 million (original currency: Deutsche Mark 71 million) to finance the construction of the GSM network in Slovenia. The loan is secured by bills of exchange, property, receivables and shares of Si.mobil with a carrying amount of EUR 11.2 million for the pledged assets. The loan is repayable through March 2007.
     The year-end average interest rates for the long-term debt excluding interest rate swaps are as follows:

	2006	2005	2004
Bonds	4.32%	4.32%	4.56%
Bank debt	4.17%	4.07%	4.62%
     Since June 2003, Telekom Austria is rated by Moody’s Investors Service Ltd. and Standard & Poor’s. Our current corporate credit ratings are noted below:

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
     Standard & Poor’s rates our long-term corporate credit BBB+ (positive outlook). In August 2006 Standard & Poor’s revised our outlook from stable to positive whilst affirming the long- and short-term credit ratings at BBB+ and A-2 respectively. The improved outlook reflects our sound operating performance, strengthened cash flow profile and conservative financial policy. Previously, in June 2005 Standard & Poor’s had upgraded our long-term rating from BBB (positive outlook) to BBB+ (stable outlook). The upgrade reflected the continued solid operating performance combined with a conservative financial profile, despite dynamic shareholder return and acquisition policy.
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
     Our EMTN Programme is currently rated A3 and BBB+ by Moody’s Investors Service and Standard & Poor’s, respectively.
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
     Other funding sources
     In order to diversify our short-term funding sources we implemented an asset-backed securitization program with a maximum volume of currently EUR 350.0 million. For more information, see “— Net debt”.
     At the AGM on June 3, 2004, the Management Board was authorized to issue 50 million new ordinary bearer shares with no par value in order to service convertible bonds, the issuance of which was also authorized in the course of that meeting. For more information, see “Item 10.1. Memorandum and Articles of Association — Shares and share capital”. As it is common with telecommunications companies, we typically carry current liabilities in excess of current assets. Total current liabilities exceeded total current assets by EUR 497.1 million in 2006, compared to EUR 759.0 million in 2005 and EUR 651.2 million in 2004. We believe that our cash flow from operations, together with the liquidity available to us on the Austrian and international money and debt capital markets provide the flexibility in funding needed to cover our expenditures in the future.
     Capital expenditures
     The following table shows our capital expenditures for the periods indicated. Capital expenditures are defined as additions to tangible and intangible assets, excluding additions to asset retirement obligation, goodwill, brand name and customer base as well as additions from business combinations.

	2006	2005	2004
	(in EUR millions)
Capital expenditures:
Wireline	283.9	314.1	280.4
Tangible	260.4	289.5	250.8
Intangible	23.5	24.6	29.6
Wireless	712.8	313.5	267.8
Tangible	300.3	239.9	185.8
Intangible	412.5	73.6	82.0

Total capital expenditures	996.7	627.6	548.2

     Our total capital expenditures increased by 58.8% in 2006 to EUR 996.7 million from EUR 627.6 million in 2005 after having increased by 14.5% in 2005 from EUR 548.2 million in 2004.
     Capital expenditures in our Wireline segment decreased by 9.6% to EUR 283.9 million in 2006 compared to EUR 314.1 million in 2005. Capital expenditures in the access network decreased by 18.2% to EUR 111.6 million. The decrease is mainly driven by our high ADSL coverage rate leading to a concentration of our broadband infrastructure investments in connection with regional broadband initiatives.
     Core net investments decreased by 3.5% to EUR 103.5 million. In spite of regional expansion of our backbone and implementation of new technologies the decrease is mainly caused by the realization of the ordinance regulating lawful interception in 2005.
     Investments in buildings were reduced by 12.0% to EUR 28.5 million in 2006 due to lower expenditures for technical building equipment.
     Expenditures for IT infrastructure and intangible assets increased by 4.0% to EUR 36.4 million due to an increase in rights of use.
     Capital expenditures in our Wireless segment increased by 127.4% to EUR 712.8 million in 2006 compared to EUR 313.5 million in 2005. Investments in UMTS and EDGE network equipment as well as GSM and GPRS equipment drove the increase in 2006 after a decline in 2005. Investments were also made in HSDPA and HSUPA technology. The investments in intangible assets increased in 2006 through the acquisition of the GSM and UMTS license in Serbia (see – note (10) of the accompanying consolidated financial statements).
     On June 1, 2005, Telekom Austria exercised an option and acquired 100% of Mobiltel on July 12, 2005. For further information see note (2) of the accompanying consolidated financial statements.
     We believe that capital expenditures for the financial years 2007 and 2008 will be principally used to:
•	Assure sufficient capacity for mobile networks by further investing in UMTS and EDGE equipment, but also in HSDPA and HSUPA technology;

•	Extend the access to broadband and optimize broadband backbone network infrastructure;

•	Make investments (such as software) in customer services supporting access line retention in the fixed line mass market;

•	Establish a multi-service-data-network;

•	Improve our information technology capabilities;

•	Continue our NGN (next generation networks) strategy towards an integrated broadband network for voice, data and video (All-IP-Network);

•	Extend our Triple Play concept;

•	Respond to increasing demand for bandwidth for new TV services;

•	Establish Switched Ethernet (VPLS) as one aggregation platform for broadband access;

•	Continue our OSS/BSS (operations support systems/business support systems) strategy according to our roadmap; and

•	Establish our services and networks in Serbia and in the Republic of Macedonia.
     We have started a multiyear program aiming at a smooth migration to NGN allowing for the development of innovative services while optimizing network costs by using existing infrastructure. The costs relating to the expansion of NGN and its implications on our business are expected to be substantial. Telekom Austria’s ability to provide and roll out NGN depends particularly on the availability of standardized next generation network components by our system and equipment manufacturers. This may result in delays to the delivery of expected benefits. Margins may decline, if fixed costs cannot be reduced in line with declining revenues.
Net debt
     The following table shows the development of net debt at year-end.

	2006	2005	2004
	(in EUR millions)
Long-term debt, net of current portion (1)	2,764.6	2,557.7	1,647.2
Short-term borrowings	562.1	704.1	821.0
Less: Short-term portion of finance and cross border lease	(9.4)	(9.4)	(9.3)
Finance lease obligations	0.1	0.6	1.6
Cash and cash equivalents, short-term and long-term investments	(148.3)	(139.3)	(312.9)
Financial instruments, included in other assets	(0.1)	0.0	(17.8)

Net debt of Telekom Austria	3,169.0	3,113.7	2,129.8

(1)	In 2006, long-term debt comprises long-term debt net of current portion and the value of fixed-to-variable swaps.
     As shown in the table above, long-term debt increased by EUR 206.9 million mainly due to a loan agreement of EUR 300.0 million (see — Bank debts). Existing long-term debt was repaid in accordance with the redemption schedule or reclassified to short-term borrowings, which decreased by EUR 142.0 million. The short-term portion related to cross border leases remained stable at EUR 9.4 million.
     The development of net debt includes short-term debt totaling EUR 150.0 million in 2006, and EUR 31.5 million in 2005 and EUR 155.5 million in 2004 secured by accounts receivable held in trust as collateral and recorded accumulated fees and interest of EUR 0.5 million and EUR 0.1 million and EUR 0.4 million in 2006, 2005 and 2004, respectively, under the revolving period securitization program (asset backed security program).
     In January 2002, Telekom Austria entered into a revolving period securitization and sold trade receivables to a Special Purpose Entity (SPE). In accordance with SIC-12, Telekom Austria controls the SPE (Homer) because the activities of the SPE are being conducted on behalf of Telekom Austria according to its specific business needs so that Telekom Austria obtains the benefits from the SPE’s operations. In substance, Telekom Austria retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits of its activities. Consequently, Telekom Austria includes the SPE in the consolidated financial statements.
     In December 2003, Telekom Austria AG and mobilkom austria AG increased the maximum amount of receivables they each may sell individually to the SPE from EUR 250.0 million to EUR 300.0 million and from EUR 80.0 million to EUR 150.0 million, respectively. However, the total amount of receivables sold to the SPE by Telekom Austria AG and mobilkom austria AG together was increased by EUR 60.0 million to EUR 350.0 million. The QSPE has the right to terminate the agreement in the event that the default ratio of Telekom Austria AG’s and mobilkom austria AG’s receivables exceeds a certain percentage (see note (15) of the accompanying consolidated financial statements).
     Between August, 1998 and November, 1999, Telekom Austria entered into a series of cross border sale and leaseback arrangements (CBL) of certain digital switching equipment. Under these arrangements, Telekom Austria sold the equipment to various US entities, for the benefit of various US institutional investors, and contemporaneously leased the equipment back for terms between 13 and 16 years, a period considered to be in excess of 75% of the remaining useful economic life of the equipment. The CBLs also provided that at fixed dates (typically after 10 to 13 years), Telekom Austria has an option to repurchase the equipment for a fixed purchase price.
     In addition, in December 2001, Telekom Austria entered into a further CBL with another US investor in the form of lease-in lease-out transaction, the leaseback under which resulted in finance lease classification.
     For further information please see note (20) of the accompanying consolidated financial statements.
Contractual obligations and commercial commitments
     The following table shows our contractual obligations.

	Total	Up to 1 year	2-3 years	4-5 years	After 5 years
	(in EUR millions)
Contractual obligations:
Long-term debt (1)	2,892.9	142.7	805.4	700.4	1,244.4
Finance lease payments	0.1	0.1	0.0	0.0	—
Operating leases	212.1	41.8	70.0	67.3	33.0
Cross border leases	80.2	9.4	34.8	20.3	15.7
Purchase obligations (2)	321.8	252.9	34.8	9.5	24.7

Total obligations	3,507.3	446.9	945.0	797.5	1,317.8

(1)	Excluding interest accruing over the term of the long-term debts.

(2)	Purchase Obligations include purchase commitments for fixed assets and other non-redeemable contractual commitments such as service agreements.
Research and development
     Our consolidated research and development expenses amounted to EUR 41.3 million, EUR 43.0 million and EUR 42.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. For a description of our research and development activities see “Item 4.2. Business overview — Research and development”.
Foreign exchange rate risk
     At year-end 2006 we conducted approximately 68% of our business in Austria and, therefore, our operating and investing cash flows are substantially denominated in euro. We are exposed to foreign exchange risks related to debt, payables and anticipated foreign exchange payments denominated in currencies other than the euro. Anticipated foreign exchange payments relate primarily to expense payments, principally to international third party telecommunications carriers and capital expenditures. We evaluate the volume and value of these transactions on an ongoing basis to identify the level of foreign exchange rate risk associated with these transactions. Most of our debt, payables and expenses are denominated in euro.
     Telekom Austria’s growth strategy in the Wireless segment is through acquisitions in Eastern and South-Eastern European countries. A growing portion of our business, following the recent acquisitions of licenses in Serbia and the Republic of Macedonia, will be generated outside the euro zone leading to an increase in the foreign exchange rate risk. This increase in risk will be partially mitigated through Slovenia’s adoption of the euro as single currency on January 1, 2007, Bulgaria’s entry into the European Union on January 1, 2007 and Croatian’s declaration of intent to join the European Union. We are unable to predict changes in foreign currency exchange rates.
     Our foreign operations generally include an automatic currency hedge since our revenues and costs are denominated in the same currency. While exchange rate fluctuations in individual currencies relative to the euro do not affect the individual group company’s operating results denominated in these currencies, when converted into euro, such fluctuations have an effect on the operating results and stockholders’ equity shown in our consolidated financial statements.
     For a detailed discussion of our foreign exchange rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Exchange rate risk”.

Item 6. Directors, Senior Management and Employees
Management Board Members
     Members of our Management Board:

Name	Age	Term of appointment	Area of responsibility
Boris Nemsic	49	July 1, 2002 — April 30, 2011	Chairman of the Board[1], Chief Executive Officer (CEO)[1], Vice Chairman[2], Chief Executive Officer mobilkom austria AG
Stefano Colombo	45	April 11, 2000 — March 31, 2007	Chief Financial Officer (CFO), Vice Chairman[3]
Rudolf Fischer	53	November 1, 1998 — April 30, 2011	Vice Chairman[1] of the Board,
Heinz Sundt	59	April 11, 2000 — May 23, 2006	Chairman of the Board, Chief Executive Officer (CEO)

[1]	As of May 24, 2006

[2]	From April 11, 2005 until May 23, 2006

[3]	Until May 23, 2006
     Boris Nemsic was born in 1957. In 1980 he graduated from the Technical University of Sarajevo and in 1990 obtained his PhD from the Technical University of Vienna. He began his professional career in 1980 in radio broadcasting and started working in 1983 at Sarajevo Technical University. From 1988 to 1990 he was employed as an Assistant Lecturer at the Institute for Telecommunications and Radio Frequency Engineering, Vienna. From 1990 to 1997 he managed the department for Mobile Communications Development at ASCOM in Vienna and Solothurn (Switzerland), and headed the hardware and software development at BOSCH Telecom in Vienna and Berlin. Starting in 1997, Boris Nemsic was director of network planning at mobilkom austria AG. In November 1998, he became CEO of Vipnet, the first private mobile communications operator in Croatia. In May 2000, Mr. Nemsic was appointed CEO of mobilkom austria AG. Boris Nemsic was member of GSM and UMTS core preparatory groups and is an expert of the European Commission in the field of telecommunications. Mr. Nemsic joined the Management Board of Telekom Austria on July 1, 2002, as Chief Operating Officer Wireless (COO Wireless). He became Vice Chairman of the Management Board of Telekom Austria on April 11, 2005. Boris Nemsic became CEO of Telekom Austria AG on May 24, 2006 in addition to his position as CEO of mobilkom austria AG. Boris Nemsic was recently named to the board of the GSM Association (GSMA) for the 2007 and 2008 term. He is also a member of GSMA’s Public Policy Committee.
     Stefano Colombo was born in 1961 and graduated from the Luigi Bocconi University in Milan. He began his career in the corporate finance department of Mediobanca. In 1990, he became the assistant to the Chief Financial Officer of Enimont. In 1994, he became the Chief Financial Officer of Olivetti Telemedia. From 1996 to 1999 he was the head of Carrera Optyl in Linz, Austria, a sub-division of the Italian eyeglass producer Safilo. He became the Chief Financial Officer of the eyeglass company Marcolin, the producer of Dolce & Gabbana and Chloe eyeglasses, in 1999, and coordinated Marcolin’s initial public offering. Mr. Colombo became Chief Financial Officer (CFO) and a member of the Management Board of Telekom Austria in April 2000. Additionally, he was Vice-Chairman of the Management Board of Telekom Austria from April 2000 to April 2005. His term of office will end on March 31, 2007.
     Rudolf Fischer was born in 1953. After completing his studies at the Vienna University of Economics and Business Administration, Mr. Fischer began his career in 1974 in the technical department of Alcatel Austria. In 1983, he became the head of Accounting and Taxes and in 1988 he also became the head of Controlling. From 1989 through 1993, Mr. Fischer was head of AOSA, a joint venture between Siemens and Alcatel, and was involved in the expansion of the Austrian telecommunications infrastructure. In 1994, he became the Chairman of the board at United Telecom Investment B.V., where he headed the largest local network operator in Hungary. In 1996, he was appointed President of the association of local telecommunications operators. Mr. Fischer has been Chief Technical Officer and a member of the Management Board at Telekom Austria since November 1998. Mr. Fischer became Vice Chairman of the Management Board of the Telekom Austria AG on May 24, 2006.
     Heinz Sundt was born in 1947 and attended the School of International Trade in Vienna (Hochschule für Welthandel). He started his career at the Länderbank in 1967. From 1969 through 1986, he held several management positions in the marketing and sales departments at IBM Austria and from 1986 through 1989 was the head of the Telecom and Network Divisions. In 1989, Mr. Sundt became head of marketing and sales at Neupack GmbH, a subsidiary of Mayr Melnhof. In January 1996, Mr. Sundt became the head of mobilkom austria AG & Co KG and led the development of the mobile communications division within Telekom Austria. Mr. Sundt became Chief Executive Officer (“CEO”) and Chairman of the Management Board of Telekom Austria in April 2000. On January 12, 2006, the Supervisory Board of Telekom Austria accepted Mr. Sundt’s resignation as CEO as of May 23, 2006. Mr. Sundt will continue to support the company’s expansion into Serbia under a consultancy agreement.
     Hans Tschuden was born in 1958. He completed his studies at the Vienna University of Economics and Business Administration and at the International Executive Program INSEAD in Paris. He started his career in the Wienerberger Group as a controller in 1989 and became Managing Director of Wienerberger Rohrsysteme GmbH in Vienna in 1993. He advanced to Managing Director of Keramo Wienerberger NV in Belgium in 1995 and of Steinzeug clay pipe sewage systems in Cologne in 1998. In 1999 he became a member of the Wienerberger Management Committee and joined the Managing Board of Wienerberger AG in May 2001 as CFO. He will start his term as CFO of Telekom Austria on April 1, 2007.
     At the Supervisory Board meeting on January 12, 2006 the Supervisory Board of Telekom Austria accepted the resignation of the former CEO Heinz Sundt as of the end of the AGM held on May 23, 2006 and appointed Boris Nemsic as successor of Mr. Sundt as CEO of Telekom Austria AG with effectiveness as of May 24, 2006. Boris Nemsic remains CEO of mobilkom Austria AG . Rudolf Fischer became Vice Chairman of the Management Board of Telekom Austria AG on May 24, 2006. On May 16, 2006 the Supervisory Board extended the mandate of Boris Nemsic and Rudolf Fischer until April 30, 2011. On October 23, 2006 the Supervisory Board appointed Hans Tschuden as successor of Stefano Colombo as CFO of Telekom Austria AG. His mandate lasts for five years and will start as of April 1, 2007.
     The AGM 2004 resolved that persons may be elected as a Member of the Management Board until the age of 65.
     In 2006, remuneration expenses for the members of the Management Board amounted to EUR 1.4 million net of attributable bonuses of EUR 1.6 million. The actual amount of bonuses for 2006 will depend on the extent of achievement of specified performance goals and will be determined in 2007. In 2005, the amount of remuneration was EUR 1.5 million, in addition to attributable bonuses of EUR 1.3 million, which were paid in 2005. Benefits derived from the stock option programs amounted to EUR 3.4 million (2005: EUR 0.9).
     For a description of our stock option plans, see“— Stock option plans”. No Management Board member owns more than 1% of our outstanding share volume.

Supervisory Board members
     The current members of our Supervisory Board are presented in the table below:

Name	Member since / re-elected	Principal occupation
Peter Michaelis (Chairperson)	June 28, 2001 / June 4, 2003	Speaker of the Management Board of ÖIAG
Edith Hlawati (Vice Chairperson)	June 28, 2001 / June 4, 2003	Attorney
Hans Haider	June 4, 2003	CEO Österreichische Elektrizitätswirtschafts-Aktiengesellschaft
Stephan Koren	September 17, 1999 / June 4, 2003	Deputy CEO BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Österreichische Postsparkasse AG
Johann Georg Schelling	June 2, 2006 – February 6, 2007	CEO BIG DEAL Marken & Marketing Beratung GmbH, CEO XLA-Holding GmbH
Wilfried Stadler	July 15, 2005	CEO of Investkredit Bank AG
Harald Stöber	June 4, 2003	CEO Arcor AG & Co. KG
Rainer Wieltsch	June 12, 2002 / June 4, 2003	Former member of Management Board of ÖIAG, Consultant
Wolfgang C. Berndt	June 2, 2006	Former President of Procter&Gamble Europe, Middle East and Africa
Wilhelm Eidenberger	April 30, 2001	Employee representative
Markus Hinker	July 15, 2005	Employee representative
Walter Hotz	December 9, 2003	Employee representative
Michael Kolek	March 20, 2002	Employee representative
Franz Kusin	August 6, 2004	Employee representative
     The AGM 2006 revoked the mandate of Mr. Zich and elected Johann Schelling und Wolfgang C. Berndt who replaced Mr. Mitterbauer and Mr. Zich. Mr. Sommerer resigned in June 2006. Mr. Schelling meanwhile resigned on February 6, 2007. The members of the Supervisory Board, who are not employee representatives, are appointed to a limited term until the AGM in 2008. Then, shareholders will vote on whether to extend the term of the Supervisory Board members. However, employee representatives are appointed for an unlimited term, as long as they hold their function as employee representative.
     The AGM 2005 resolved that persons may be elected as Member of the Supervisory Board until the age of 65.
     The members of our Supervisory Board receive annual compensation and attendance fees determined by the AGM. In 2006, the members of the Supervisory Board received an aggregate compensation including attendance fees of EUR 0.1 million. The compensation of the Supervisory Board members for 2006 will be determined at the AGM on May 30, 2007. No Supervisory Board member owns more than 1% of our outstanding shares. Edith Hlawati is a member of the law firm Cerha, Hempel, Spiegelfeld, Hlawati, which has been rendering services to Telekom Austria since 1996.
     The members of the Supervisory Board can be contacted at the business address of Telekom Austria.

Audit Committee and other Supervisory Board Committees
     As of December 31, 2006, there were four Supervisory Board committees: an Audit Committee, a Chairing Committee, a Committee for Corporate Structure and a Personnel Committee. The Committee for Corporate Structure was dissolved on March 5, 2007. Set forth below is a table with the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to “Item 10.1. Memorandum and articles of association — Corporate governance.”

Name of committee	Current members
Audit Committee	Rainer Wieltsch, Wolfgang C. Berndt, Michael Kolek
Chairing Committee (from March 5, 2007 Chairing and Compensation Committee)	Peter Michaelis, Edith Hlawati
Committee for Corporate Structure (until March 5, 2007)	Peter Michaelis, Rainer Wieltsch, Harald Stöber, Michael Kolek, Walter Hotz
Personnel Committee (from March 5, 2007 Nomination Committee)	Peter Michaelis, Edith Hlawati, Michael Kolek
Stock option plans
     Stock Option Plan 2000
     On October 4, 2000, Telekom Austria’s shareholders approved a stock option plan (“Stock Option Plan 2000”) under which we granted a total of 4,686,881 options to eligible employees. Each option entitled its grantee to receive, at the grantee’s choice, either cash equal to the difference between the average quoted price of our shares during the five trading days preceding the option’s exercise and the IPO price of EUR 9 or shares at an exercise price of EUR 9. One option was exercisable for one share. The options could be exercised on specific dates until February 27, 2004 as long as the average share price during the five days prior to exercise exceeded the IPO price by 30% or more. Of these options, 3,230,718 were timely exercised and all other options expired. On November 21, 2000, in order to limit our exposure under the IPO Stock Option Plan 2000, Telekom Austria purchased 4,686,881 American call options for a premium of EUR 15.3 million. The strike and execution price of each call option was EUR 9 and settlement was either physical delivery of the shares or, at our request, cash. In 2002 and 2003 we sold 1,360,000 options. On February 27, 2004, we exercised the remaining American call options and received 3,326,881 shares on March 3, 2004, representing 0.7% of Telekom Austria’s share capital. For the IPO Stock Option Plan 2000 we used 89,748 shares. For further information see note (22)of the accompanying consolidated financial statements.
     Stock Option Plan 2004
     In 2003 and 2006 our shareholders authorized the framework of a stock option plan, called ESOP (“Employee Stock Option Plan 2004 and Stock Option Plan 2004 Extension”). ESOP options are issued in annual tranches. The shareholders authorization generally covers the following three year tranches (ESOP 2004-2006; ESOP 2007-2009). Under ESOP Management Board Members and senior members of management are eligible to participate. After a vesting period of about 12 months, grantees of options under ESOP are entitled to acquire shares at the exercise price, if the exercise hurdle set by the Supervisory Board is reached. The exercise price is determined as the average closing price of our shares on the Vienna Stock Exchange during a period of twenty trading days ending two trading days before the granting of options. The exercise condition is a specific level of earnings per share as determined per tranche by the Supervisory Board. The shareholder resolutions allow us to determine whether the options will be settled in cash or shares or with a combination of cash and shares. The cash portion is calculated based on the difference between the closing price of our shares on the Vienna Stock Exchange on the day of the exercise of the option and the exercise price. If the exercise condition is met, the Management Board decides annually how to settle the options. To be eligible to receive options, participants of the program must acquire and hold an investment in our shares until the options are exercised (“grantee investment”). The options are non-transferable.
The following table shows the number of options granted and exercised under the ESOP for the periods indicated.

		Stock Option Plan 2004		Stock Option Plan
Tranche issued	2004 April	2005 January	2006 January	2004 Extension
Number of Options Issued	2,392,925	2,874,100	3,908,468	4,047,472
Options received by Board Members	Nemsic: 96,000	Nemsic: 99,100	Nemsic: 120,000	Nemsic: 120,000
	Fischer: 96,000	Fischer: 99,100	Fischer: 120,000	Fischer: 120,000
	Colombo: 96,000	Colombo: 99,100	Colombo: 120,000
	Sundt: 96,000	Sundt: 99,100
Grantee Investment (1 share : no. of options)	Employee 1 : 15	Employee 1 : 20	Employee 1 : 28	Employee 1 : 30
	Board Member 1 : 15	Board Member 1 : 15	Board Member 1 : 24	Board Member 1 : 25
Exercise Price	EUR 11.92	EUR 13.98	EUR 18.91	EUR 20.34
Vesting Period	about 12 months	about 12 months	about 12 months	about 12 months
Last Exercise Date	May 30, 2008	May 29, 2009	March 31, 2010	May 31, 2011
Outstanding Options as of Dec. 31, 2006	133,600	420,745	3,570,348	None
Exercise Hurdle met	Yes	Yes	Yes	Open
Decision on Settlement	Cash Settlement only	Cash Settlement only	Cash Settlement only	Open
     The shares used for the settlement may either be treasury shares or new shares from an increase of our share capital. In 2003, our shareholders granted the Management Board authorization to increase the share capital by up to 10 million shares to serve stock options. On March 23 and December 13, 2004 and December 6, 2005, the Management Board decided to increase the share capital by up to EUR 6,543,000, up to EUR 7,415,400 and up to EUR 9,487,350, respectively, on the condition that the options issued are settled in shares. On March 13, 2006, the Supervisory Board approved the decision of the Management Board to cancel the increase of the share capital by up to EUR 6,543,000 and EUR 7,415,400 for the settlement of the 2004 and 2005 tranches respectively, as both tranches will be settled in cash only. Accordingly, our shareholders adjusted the authorization of 2003 and authorized the Management Board to increase the share capital by up to 4.4 million shares to serve stock options issued in January 2006.
     When our shareholders authorized ESOP 2007-2009 in 2006, they also granted the Management Board authorization to increase the share capital by up to 10 million shares to serve stock options. In connection with the issuance of options under the ESOP 2007 tranche the Management Board decided on December 5, 2006, to increase the share capital by up to EUR 9,814,500 on the condition that the options issued in 2007 are settled with shares.
Employee Participation Program
     Our shareholders authorized us in the AGM 2006 to introduce an employee participation program in Austria which covers active employees who are not eligible for the stock option plans.
     With the introduction of the employee participation program, Telekom Austria intends to raise the focus of its employees on corporate value and to align the employees’ interest with the interest of shareholders.
     Under the first tranche, shares worth approximately EUR 900 have been offered without consideration to active full time employees in Austria; part time employees were offered shares on a pro rata basis. In total 500,503 shares were allocated in 2006.
     For the subsequent tranches through 2010, subject to the approval of the Supervisory Board, it is intended to allocate shares worth EUR 600 per full time employee and year. Shares held under the employee participation program are subject to a personal income tax exemption for employees if the shares are held for a period of 5 years or longer.
Employees
     The following table shows the year-end number of our employees in full time equivalents for the last three years excluding personnel representatives, civil servants who opted for early retirement, employees on parental and other leave, trainees, and employees on military duty and vacation replacements.

	2006	2005	2004
Number of Employees (year-end)
Wireline	9,433	9,557	9,682
Wireless	5,995	6,038	3,625

Total	15,428	15,595	13,307

     Civil servants
     The employment of civil servants is regulated by the Post Restructuring Act and related laws. Our employees were taken over from the Republic of Austria’s civil administration upon the formation of Post- und Telekom Austria AG on May 1, 1996. After May 1, 1996, employees newly hired by us were no longer given civil servant status but are instead private law employees. In Austria, civil servants’ employment cannot be terminated without their consent unless this termination is made for gross breach of their civil servant duties as defined in the Civil Servants Employment Act. Employment, compensation and pension provisions that relate generally to federal civil servants remain in effect for the approximately 44% of our workforce that have civil servant status as of December 31, 2006.
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
     Pension provisions for our civil servants are the responsibility of the Republic of Austria in accordance with the provisions of the Pensions Act 1965. We are relieved from direct payment to retired civil servants but must make monthly compensation contributions to the Republic of Austria towards expenses incurred with respect to pension payments. Until September 2005, this contribution amounted to 30.1% of the cost of salaries of our active civil servants. Beginning with October 2005 the contribution was reduced to 28.3%. In return, we withhold a pension contribution of 12.55% from the gross salaries of our civil servants.
     Private law employees
     At December 31, 2006, approximately 56% of all our employees were private law employees. This group consists of employees who were privately employed by the Republic of Austria and those employees who since May 1, 1996 have been employed on the basis of private law employment contracts. The Employment Act and our collective bargaining agreement apply to these employees. We have full autonomy to conduct all relevant negotiations with the employees’ trade unions. Under the Austrian Post Restructuring Act the rights of employees who were formerly privately employed by the Republic of Austria, such as protection against termination, have not been limited.
     The collective bargaining agreement currently in force determines primarily salaries and wages, working hours, overtime pay, holidays, parental leave and termination. The agreement provides for special termination provisions for employees who have been employed with Telekom Austria for more than 10 years. The agreement applies to our subsidiaries and affiliates.
     The collective bargaining agreement includes an increase of 2.2% in annual salary for all employees in 2007. This compares with an increase of 2.9% (at least EUR 80 per month for all employees) in 2006 and 2.4% in 2005. Furthermore, Telekom Austria introduced an Employee Participation Program in 2006, for further details see — Employee Participation Program.
     In 2000 and 1999, we sponsored a defined contribution pension plan, which was offered in 2001 to all our Austrian private law employees. The contributions to this plan are based on a percentage of the compensation not exceeding 5% of the salaries. The annual cost of this plan amounted to approximately EUR 11.1 million and EUR 9.3 million in 2006 and 2005, respectively.
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
     Adjustment measures with regard to personnel
     Under special framework legislation for civil servants out-sourced to state-owned companies, we offered our civil servant employees who have reached the age of 55 an early retirement option pursuant to a social compensation plan. Approximately 3,500 have entered one of these programs since 1997. At December 31, 2006, 103 employees were covered by the provisions made for our voluntary retirement incentive program.
     In December 2006, management offered a voluntary termination incentive program to civil servants who cannot be terminated involuntarily, a voluntary termination incentive program to regular employees who meet certain criteria and a voluntary option incentive program for civil servants who are younger than 40 years of age to change their contractual relationship from civil servant to regular employee. Telekom Austria AG and Telekom Austria Personalmanagement GmbH have communicated these programs and obligated themselves to render the benefits unconditionally to these employees and civil servants applying within a certain time period. If the employees and civil servants accept the offer, management does not need to approve nor can it reject the application. For these programs we recognized provisions of EUR 16.4 million (see note (16) of the accompanying consolidated financial statements).
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
     The proportion of civil servants amounted to 44% in 2005 and remained stable in 2006. Department heads are now merely private law employees.
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

Item 7. Major Shareholders and Related Party Transactions
     We have two major shareholders. ÖIAG, an industrial holding company wholly owned by the Republic of Austria, owned 30.2% of our share capital per December 31, 2005 and decreased their stake during the last year to approximately 25.2% as of December 31, 2006. Capital Research & Management Company, California, USA, notified us that it held just under 7.7% of our shares on December 31, 2006 (just under 10.0% in 2005).
     Telekom Austria cancelled 40 million treasury shares or 8% of its share capital on March 19, 2007, therefore the stakes of ÖIAG and Capital Research & Management Company increased to approximately 27.4% and approximately 8.3%, respectively.
     However, Capital Research & Management company consists of numerous investment companies operating independently in their day to day business. For this reason, we consider the share capital held by Capital Research & Management Company as free float.
Relationship with the Republic of Austria and ÖIAG
     The Republic of Austria exercises its ownership rights in ÖIAG through the Federal Ministry of Finance. The business of ÖIAG is managed by its Management Board. Although being subject to supervision by ÖIAG’s Supervisory Board, ÖIAG’s Management Board is independent from and not subject to instructions from its Supervisory Board or the Republic of Austria as shareholder, though it is subject to their approval for some major transactions. The Supervisory Board of ÖIAG consists of 15 members. Ten members are managers or business experts whose successors are elected by the Supervisory Board members themselves to assure their independence.
     By law, ÖIAG and Telekom Austria may not form a controlled group.
     The Austrian government announced in its privatization mandate to ÖIAG in April 2003 that privatization of ÖIAG’s stake in us should pay due regard to (1) protecting jobs in Austria, (2) ensuring that the decision making process for the privatized companies remains in Austria, (3) preservation and expansion of existing research and development capacities by creation of an Austrian core-shareholder-structure and (4) considering the interests of the Austrian capital markets. According to the privatization mandate, the Austrian government intended to privatize up to 100% of its shareholding in us by the end of 2006 but did not complete this privatization mandate before the end of their legislative period. The new Austrian government has not yet announced any plan for their respective legislative period.
     As a result of this privatization mandate in July 2003, ÖIAG issued an exchangeable bond of EUR 325 million payable in 2006. It was exchangeable into 25 million of our shares, corresponding to 5% of our share capital to professional investors outside of the United States under Regulation S of the Securities Act of 1933. The exchange price has been set at EUR 13 for each Telekom Austria AG share. In December 2004, ÖIAG reduced its share holding in us by 17% with a private placement of shares and held 30.2% of our shares per December 31, 2005. In June 2006, ÖIAG’s stake in Telekom Austria dropped from 30.2% to approximately 25.4% due to delivery of shares to investors holding exchangeable notes. In October 2006 ÖIAG reduced its stake in Telekom Austria via the stock exchange to approximately 25.2%. Therefore Telekom Austria had a free float of 74.8% as of December 31, 2006. Due to the cancellation of 40 million treasury shares on March 19, 2007, the free float decreased to 72.6%.
     Pension contributions for civil servants
     The Republic of Austria administers the pension and salary payments for civil servants. Civil servants employed by Telekom Austria are entitled to pension benefits provided by the Republic. We in turn are required to make payments to the Republic as a contribution to these pension costs. For further information, please see “Item 6. Directors, Senior Management and Employees — Employees — Civil servants”.
     The Republic of Austria as regulator
     The Republic’s role of supervising the telecommunications market in Austria through the regulatory authority is independent of its role as an indirect shareholder of Telekom Austria.

     Tariffs for special services
     In December 2000, the Austrian government enacted a special act (“Fernsprechentgeltzuschussgesetz”) providing for payments by the state for the communications costs of certain customers, such as those who are indigent, physically handicapped or poor. The Republic of Austria will pay telecommunications providers EUR 13.81 per month for each such customer. With this entitlement, the eligible person is granted free access plus one hour of free calls during day-time hours in their local zone. Telekom Austria also signed a contract with the Federal Ministry of Finance that regulates until February 2010 the administration and payment concerning this subsidy.
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
     On March 31, 2003, as the result of tender procedures concerning a new framework agreement for voice telephony services via a fixed and mobile telephone network to all the government agencies, the Republic of Austria, represented by the Federal Procurement Company (“Bundesbeschaffung GmbH”), awarded the larger part of the contract to us. mobilkom austria AG is providing the mobile telephony services as a subcontractor of Telekom Austria. The current contract may be terminated per March 31, 2007. Telekom Austria is striving for an extension for a period of 18 months.
     Federal guarantees for Telekom Austria and mobilkom Austria AG loans
     All our long-term loans incurred under the Telecommunications Investment Act that existed before May 1, 1996 were guaranteed by the Republic of Austria. As of December 31, 2006, EUR 89.0 million of our total EUR 2,892.9 million long-term debt benefited from these guarantees. None of our debt incurred since May 1, 1996 is subject to such guarantees.
     Relationship with Österreichische Post
     In May 1998, Telekom Austria and Österreichische Post AG entered into a framework agreement determining the services that both parties render to each other, whereby Österreichische Post AG provides us mainly with distribution and sales of our products and services through post offices, postal services, and rented buildings. We provide Österreichische Post AG, a 51% subsidiary of ÖIAG, primarily with IT support services, voice telephony services and technical services. The prices of services are based on market prices or comparable service offers from third parties, if available. The contractual relationship with Österreichische Post AG was amended and updated several times. Currently we provide Österreichische Post AG with Data Services (Corporate Networks), voice telephony, messaging- and IT services. In 2007 Österreichische Post AG will invite to tender for corporate network services. In late 2003, the provisions regarding distribution and sales of our products and services through post offices were amended to allow the distribution of our products in post offices and through other sales channels of Österreichische Post. For further information see note (8) of the accompanying consolidated financial statements.

Item 8. Financial Information
8.1 CONSOLIDATED FINANCIAL STATEMENTS
     See “Item 18. Financial Statements” and pages F-1 through F-80.
8.2 OTHER INFORMATION
Litigation
     Telekom Austria and its subsidiaries are involved in a number of legal proceedings in the ordinary course of business. The following is a summary of litigation matters outside the ordinary course of business.
     Wireline
     Since 2002, the Vienna public prosecutor’s office has been investigating whether legal proceedings should be opened against our management in connection with allegations published in the Austrian press to the effect that our civil servants, like other civil servants of other presently or formerly state-owned Austrian enterprises, have been granted early retirement on medical grounds based upon fraudulent medical certificates. We have publicly stated that in management’s view we have fully complied with applicable law and are fully cooperating with the investigation. In addition, in 2002, the audit court of the Republic of Austria (“Rechnungshof”) began an investigation into the early retirement practices of several current and formerly state owned enterprises, including us, to determine whether there has been any abuse of the current legal framework for early retirement. These proceedings are still pending.
     On December 29, 2006, we applied for the formal approval of the Austrian merger control authorities concerning the takeover of the operating activities of eTel in Austria, Germany, Slovakia, Hungary, Poland and the Czech Republic. We expect the formal approval within the next few months of 2007.
     A directory service provider raised a claim against us in Belgium alleging that we have abused our dominant position with regard to the supply of directory data and is claiming a penalty payment of 125,000 Euro per day. Management believes that the plaintiff has no ground for his claim.
     Wireless
     Since 1999, eight claims have been brought against mobilkom austria AG relating to alleged health problems caused by the emission of radiation through mobile communications transmitting and receiving stations. The claimants in each case filed an action for injunction requesting that mobilkom austria AG refrain from electromagnetic effects on the claimants’ real estates. In December 2006 in the first proceeding the claim was dismissed. Three claims have been postponed until a legally binding decision has been reached in the first proceeding. Due to the effective decision in the first proceeding these three claims will presumably be concluded soon. Another proceeding was settled and one was dismissed on the basis of causation between the health problems and the electromagnetic radiation from the base transceiver station could not be proved. Therefore five proceedings are still pending.
     In 2005 a municipal physician filed an action for injunction against mobilkom austria AG along with a claim for damages. This is the first claim for pain and suffering. This claim is also still pending.
     A labor union group has instituted legal action to avoid our new achievement-orientated payment-model at mobilkom austria AG introduced on January 1, 2004. The claim is based on the view that such payment model arrangements require an agreement among us and employee representatives. The trade union group argues that in the absence of such an agreement the payment model is not enforceable and the former payment model should be applied. The labor union group appealed against the decision of the court of first instance. We expect the court of second instance to decide in 2007.
     In 2000, mobilkom austria AG and 5 mobile operators successfully bid for UMTS licenses and mobilkom austria AG was awarded a license. It was not made clear whether the amount paid was a net amount or one which included value added tax (VAT). Therefore, mobilkom austria AG together with the other mobile operators who had received a license believed they had paid a gross amount, including VAT. In order to be able to claim a VAT refund from the Republic of Austria, mobilkom austria AG and the other mobile operators asked for an invoice for the license. Since the Republic of Austria refuses to issue an invoice, mobilkom austria AG and each of the other mobile operators filed a claim for a refund with the court which has jurisdiction over each of the mobile operators. For simplicity reasons several claims have been joined to one proceeding. Since European Community law is applicable the Austrian court has stayed the proceeding to ask the European Court of Justice for clarification (Preliminary Rulings). The Advocate General of the European Court of Justice rendered his opinion in September 2006 and stated that the mobile operators will not have a title to claim VAT. This opinion is not binding to the Court. The decision of the Court is expected to be rendered in mid 2007. The ruling of the European Court is binding on the Austrian Court, which will continue the proceeding and decide on the merits once the ruling is issued. mobilkom austria AG also has filed a claim against the regulatory authority regarding the same issue, but, as agreed by both parties, this claim will be stayed until the decision in the other proceeding against the Republic of Austria is rendered.
     The Austrian consumer organization also brought action against mobilkom austria AG regarding its billing model. Most of mobilkom austria AG’s tariffs of voice services are billed 60/30, which means that every first minute and thereafter every half minute of a phone call is billed regardless of the duration of a call which might be shorter than the billed unit. According to an arrangement between the major mobile operators in Austria and the Federal Ministry for Consumers Affairs, mobilkom austria AG launched a product with billing per second. Nevertheless the Austrian consumer organization took legal proceedings against mobilkom austria AG in November 2006.
     Furthermore the Austrian consumer organization brought action against mobilkom austria AG regarding its failure to name the exact amount of the installation fee on the post paid registration forms for customers. This fee is billed for setting up the mobile phone connection at the beginning of the contractual relationship.
     Regulatory matters regarding Telekom Austria and mobilkom austria AG
     Wireline
     In September 2005, a decision by the regulatory authority enabled us to bill a payphone access charge to other network operators. Due to the cancellation of this decision by the Supreme Administrative Court in January 2006, payphone access charges which had already been paid were paid back by Telekom Austria.
     In October 2006, the Order on Universal Services was amended stating that there is no duty for Telekom Austria as the liable incumbent Universal Service Operator to grant free and open access to 0800, 0810 and 0820 numbers, value added number, toll-free number at public payphones. We are therefore currently negotiating with the other network operators a possible compensation for the costs of our public payphones (see “Item 4.3. Regulation and Legal Framework — Regulation — Regulation of interconnection and access fees”).
     In March 2006, we filed an appeal with the Constitutional Court against the decision of the regulatory authority which ordered us a definite range for collocation rates (see “Item 4.3. Regulation and Legal Framework — Regulation”). The appeal has been transferred by the Constitutional Court to the Supreme Administrative Court. To date, the case is still pending (see “Item 4.3. Regulation and Legal Framework — Regulation”).
     Wireless
     In December 2004, mobilkom austria AG filed two complaints (one with the Supreme Administrative Court, the other with the Constitutional Court) against the decision of the regulatory authority from October 2004 determining SMP in the market for “termination in each individual mobile network”. Other operators have appealed as well. The Supreme Administrative Court rescinded the administrative decisions due to insufficient determination of long run average incremental costs (L-RAIC). New decisions will be filed probably in the first half of 2007.
     In January 2007, mobilkom austria AG filed two complaints (one with the Supreme Administrative Court, the other with the Constitutional Court) against the decision of the regulatory authority from December 2006 determining that mobilkom austria AG has SMP in the market for “termination in each individual mobile network”. Both proceedings are still pending.
     In March 2006, the regulatory authority filed a new decision regarding mobile number portability, in which it also set a maximum porting fee to be charged by the donor operator from the recipient operator. mobilkom austria AG appealed against this decision at the Supreme Administrative Court, the other at the Constitutional Court. The Constitutional Court dismissed the complaint, the other proceeding is still pending.

     In December 2005, the regulatory authority filed a decision, decreasing mobilkom austria AG’s termination rate of EUR 0.1086 in steps, starting from November 1, 2005, to a level of EUR 0.0679 in July, 2007 (see “Item 4.3. Legal and Regulatory Framework”). mobilkom austria AG has filed complaints against this decision at the Supreme Administrative Court and the Constitutional Court. The Constitutional Court dismissed the complaint; the other proceeding is still pending.
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
     Payment of dividends
     Unless otherwise decided by the AGM, dividends declared for distribution by the AGM become due and payable 30 days after the date of the AGM at which they were approved. Our Articles of Association provide that dividends that are not collected within three years after the due date are forfeited in favor of Telekom Austria AG. See also “Item 3.2. Dividends”.

Item 9. The Offer and Listing
9.1 MARKETS
     Our shares are listed on the Vienna Stock Exchange and the New York Stock Exchange (NYSE). Our shares are also traded on the German stock exchanges in Berlin, Düsseldorf, Frankfurt, Munich and Stuttgart. Options on the shares are traded on the Vienna Stock Exchange. In November 2000, the total number of shares sold in the initial public offering (IPO) amounted to 112,000,000 or 22.4% of the total outstanding shares. The offer price was EUR 9 per share and USD 15.2874 per American Depositary Shares (ADS). Each ADS represents two shares of common stock and trade under the symbol “TKA” on the NYSE. The depositary for the ADSs is The Bank of New York.
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
     In 2006, Telekom Austria’s ADSs reached a high of USD 55.1 and a low of USD 42.0 on the NYSE. On the Vienna Stock Exchange Telekom Austria shares reached a high of EUR 21.1 and a low of EUR 16.7 in 2006.
      From January through March 28, 2007, our ADS’s reached a high of USD 57.0 and a low of USD 46.5 on the NYSE. On the Vienna Stock Exchange Telekom Austria’s shares reached a high of EUR 21.6 and a low of EUR 17.7 in 2007.
      The table below indicates the price range of the high and low prices for our shares on the Vienna Stock Exchange and for the ADSs on the NYSE1.

	New York		Vienna
	High	Low	High	Low
	USD		EUR
2002	20.0	14.5	10.0	7.2
2003	24.7	18.9	11.1	8.6
2004	38.5	24.8	14.4	9.8

2005	45.4	36.7	19.6	13.9
First Quarter	40.5	36.7	15.5	13.9
Second Quarter	40.4	36.9	16.6	14.4
Third Quarter	43.0	38.4	17.6	15.9
Fourth Quarter	45.4	39.1	19.6	16.0

2006	55.1	42.0	21.1	16.7
First Quarter	49.1	44.8	20.7	18.6
Second Quarter	51.0	42.0	20.1	16.7
Third Quarter	50.8	42.6	20.1	16.8
Fourth Quarter	55.1	46.3	21.1	18.0
October	51.0	46.3	20.2	18.0
November	54.7	48.6	20.7	18.8
December	55.1	51.9	21.1	19.3

2007
First Quarter	57.0	46.5	21.6	17.7
January	57.0	52.3	21.6	20.0
February	56.3	49.9	21.3	18.8
March (through 28)	51.1	46.5	19.5	17.7

[1]	Intraday high and low; Source: Reuters

Item 10. Additional Information
10.1. MEMORANDUM AND ARTICLES OF ASSOCIATION
Overview
     Telekom Austria AG is registered under the number FN 144477 t in the companies register of the commercial court of Vienna located in Vienna, Austria.
     Our Articles of Association state that our objective is to provide telecommunications services and to create conditions which will promote the development of telecommunications services in Austria. These services include telephone voice services; automatic data processing and information technology; the planning, construction, maintenance and operation of infrastructure facilities and networks; and the installation of communications facilities and terminals. We may also conduct activities associated with these services. The articles authorize us to take all actions necessary to achieve our objective, except that we are not permitted to carry out banking activities.
Shares and share capital
     Our share capital amounts to EUR 1,090,500,000 and is divided into 500 million no par value shares (“Stückaktien”) each representing a pro rata amount of EUR 2.181 of the share capital.
     All of our shares are freely transferable bearer shares. All shares have been admitted to trading on the Vienna Stock Exchange and will be represented by one or more global certificates deposited with Österreichische Kontrollbank AG, the Austrian central depository. The shares can only be transferred in book-entry form. Under our Articles of Association, our shareholders do not have a right to receive individual share certificates in bearer form. We may, however, issue global certificates and interim certificates.
     Authorized Capital in connection with Stock option Plans
     Our Stock option plan ESOP (see also “Item 6 Directors, Senior Management and Employees — Stock option plans”) may be settled at our choice with existing shares, new shares, cash or a combination thereof. In order to be prepared to settle ESOP with new shares, the shareholders authorized us in 2003 (for ESOP 2004-2006) and in 2006 (for ESOP 2007-2009) to increase our share capital on the condition that the options issued are settled in shares; our Articles of Association were modified accordingly. With respect to this capital increase, the statutory rights of existing shareholders to subscribe for additional shares issued by Telekom Austria for cash on a pro rata basis are excluded. When issuing a specific tranche of ESOP, our Management Board passes the respective resolutions for such a potential capital increase. If the exercise condition is met, our Management Board decides per each tranche how the settlement of a specific tranche of ESOP shall be effected. If options are served in cash only, the decision on capital increase can be formally revoked.
     Authorized Capital 2003
     In 2003 in connection with the Stock option Plan ESOP 2004-2006, our shareholders authorized us to increase the share capital of Telekom Austria AG by up to EUR 21,810,000 by issuing up to 10 million new ordinary bearer shares or new ordinary registered shares with no par value in order to serve stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company for a period of five years.
     The following table shows the decisions for the capital increase for the periods indicated:

Stock Option Plan 2004
	Tranche 2004	Tranche 2005	Tranche 2006

Decision on potential capital increase up to	EUR 6,543,000	EUR 7,415,400	EUR 9,487,350
Exercise Hurdle met	Yes	Yes	Yes
Decision on settlement date	Cash Settlement only March 15, 2005	Cash Settlement only March 6, 2006	Cash Settlement only March 8, 2007
Decision on capital increase revoked	Yes	Yes	Open

     On March 13, 2006, the Supervisory Board approved the decision of the Management Board to cancel the increase of the share capital by up to EUR 6,543,000 and EUR 7,415,400 for the settlement of the 2004 and 2005 tranches, respectively, as both tranches will be settled in cash only. Accordingly, in 2006 our shareholders adjusted the authorization of 2003 and authorized the Management Board to increase the share capital by up to 4.4 million shares to settle stock options issued in January 2006.
     Authorized Capital 2006
     When our shareholders authorized the ESOP 2007-2009 in 2006, they also granted the Management Board also authorization to increase the share capital by up to 10 million shares to serve stock options under ESOP 2007-2009.
     In connection with the issuance of options under the ESOP 2007 tranche pursuant to our stock option plan, the Management Board decided on December 5, 2006, to increase the share capital by up to EUR 9,814,500 on the condition that the options issued in 2007 are settled with shares.
     Share Buyback
     Share Buyback in Connection with IPO Stock Option Plan
     In 2000, in order to limit our exposure under the IPO Stock Option Plan, we acquired 4,686,881 American call options. In 2002 and 2003 we sold 1,327,701 options. In 2003, our shareholders authorized us to acquire own shares up to 10% of the share capital of the company at a minimum price of EUR 9 and a maximum price of EUR 15 per share. Based on this shareholder resolution of 2003, on February 27, 2004 we exercised the remaining American call options and on March 3, 2004, we received 3,326,881 shares for these options. These treasury shares represent 0.7% of our share capital, Under the IPO Stock Option Plan 3,230,718 outstanding stock options were exercised on February 27, 2004, and 89,748 of the shares bought back were issued to stock option holders. For further information see “Item 6 Directors, Senior Management and Employees — Stock option plans”.
     Share Buyback Program
     Telekom Austria has established Share Buyback Programs since 2004. On August 26, 2004, Telekom Austria announced the beginning of the Share Buyback. Such programs require an annual renewal by our shareholders in the annual general meeting. According to the shareholder resolution, the program is amended by the Management Board. For details see “— Repurchase of Shares”
     In the last annual general meeting on May 23, 2006, our shareholders authorized the Management Board to acquire Telekom Austria’s bearer or registered shares, up to the maximum extent legally permitted of the shares of the Company, during a period of 18 months from the date of the resolution at a minimum price of EUR 10 and a maximum price of EUR 25 per share. The Management Board received the following authorizations for use of the repurchased shares:
•	to settle stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company and/or for issuance to employees of the Telekom Austria Group, be it with or without consideration;

•	to settle convertible bonds;

•	to use as consideration for the acquisition of enterprises, businesses or parts thereof, or shares of one or more companies acquisitions, also abroad;

•	to resell them in accordance with Paragraph 65, Sec. 1b of the Stock Corporation Act, (i) anytime over the stock exchange or by public offer; (ii) within a period of five years in any way permitted by law, also other than over the stock exchange; the Management Board is free to decide the manner in which the shares shall be sold and may in its free discretion sell to any purchaser chosen by them;

•	to decrease the Share Capital of the Company according to Paragraph 65 Sec 1 No 8 last sentence in connection with Para 192 of the Stock Corporation Act by up to EUR 109,050,000 by withdrawing these own shares without further Shareholders’ resolution. The Supervisory Board is authorized to resolve upon the amendments of the Articles of Association required by the withdrawal of Shares.

     The following amounts of shares have been bought back:

	Number of
	shares bought	Percentage of the	Within the respective
	back	share capital	calendar year until

Exercise of American Call options	3,326,881	0.7%	December 31, 2004
Shares used for stock option program	-89,748	0.0%	December 31, 2004
Share buyback program 2004	3,018,561	0.6%	December 31, 2004
Share buyback program 2005	11,241,412	2.2%	December 31, 2005
Share buyback program 2006	21,310,870	4.3%	December 31, 2006
Shares used for employee participation program	-500,503	-0.1%	December 31, 2006
Share buyback program 2007	1,692,527	0.3%	March 19, 2007
Treasury shares cancelled	-40,000,000	-8.0%	March 19, 2007

Total treasury shares	0	0.0%	March 19, 2007

     For details see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases” and “Item 5 — Recent Developments”.
     In December 2006, we used 500,503 shares for our Employee Participation Program. For further information see “Item 6 Directors, Senior Management and Employees — Employee Participation Program”.
     Convertible Bonds
     On June 3, 2004, our shareholders authorized the Management Board to issue convertible bonds with the right of subscription for and/or conversion into an amount up to 90,000,000 shares of the Company. The authorization is for issuance of bonds in several tranches during the period of five years from the shareholders’ authorization. The Management Board may use conditional capital or own shares to settle the convertible bonds. The Management Board is entitled to partially or entirely exclude the subscription rights of the existing shareholders with respect to the convertible bonds, as long as this is objectively justified and in the interest of the Company. For this reason, particularly fractional amounts resulting from the ratio of subscription can be excluded from the subscription rights of the shareholders. Issue price and terms and conditions of the shares shall be determined by the Management Board. In particular, the Management Board is free to settle the option either entirely in cash based on the average market price of the shares or a combination of cash and shares in Telekom Austria AG. Further, our shareholders agreed during the AGM on June 3, 2004 to increase our share capital according to Paragraph 159 (2), Sec. 1 of the Stock Corporation Act (Contingent Capital Increase) by up to EUR 109,050,000 by issuing up to 50,000,000 new ordinary bearer shares with no par value in order to settle convertible bonds, the issuance of which was authorized during that meeting. The capital increase shall only be effected to the extent that holders of convertible bonds exercise their subscription right and/or conversion right with respect to shares of the Company.
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
Corporate governance
     As required under the Austrian Stock Corporation Act, Telekom Austria has a two-tier board system comprising the Management Board (“Vorstand”) and the Supervisory Board (“Aufsichtsrat”). The functions of management and supervision are strictly separated and no individual may simultaneously be a member of both boards. The Management Board represents the Company in day-to-day business matters, and is not subject to instructions from the Supervisory Board or the shareholders. The Supervisory Board appoints and removes the members of the Management Board and oversees the Management Board’s activities. The AGM has the power to elect and remove Supervisory Board members.
     Since the AGM 2005, our Supervisory Board consists of up to ten members elected by the AGM and five members appointed by our workers’ council under mandatory provisions of the Austrian Labor Constitution Act.

     ÖIAG owns about 25.2% of our share capital as of December 31, 2006 and is in a position to control us.
     In addition, we hold an AGM once a year. At this meeting, the shareholders vote on the distribution of net income, the compensation of the members of the Supervisory Board, the appointment of our independent auditors and on other significant corporate transactions.
     With the publication of the annual report 2003, we announced our voluntary compliance with the Austrian Corporate Governance Code. The respective declaration has been published on our corporate website, www.telekom.at. In accordance with the Austrian Code, our adherence to the rules stipulated in the Code was externally evaluated in the beginning of 2005, in the beginning of 2006 and in the beginning of 2007. No facts were discovered that contradicted the declaration of the Management Board and Supervisory Board concerning compliance with the Austrian Code of Corporate Governance.
     Management Board (Vorstand)
     Since our Articles of Association were amended at the ordinary AGM on June 28, 2001, our Management Board may consist of two to four members nominated by the Supervisory Board. The Supervisory Board can appoint a member to be chairperson of the board and another to be vice chairperson. At the AGM in 2004 an age limit of 65 was set for the appointment as member of the Management Board, and at the AGM in 2005 an age limit of 65 was set for the election as member of the Supervisory Board.
     We are represented by and act through the members of our Management Board. Under the Articles of Association, any two members of the Management Board, one member of the Management Board and one holder of a general power-of-attorney (“Prokurist”), or any two holders of a general power-of-attorney can legally bind Telekom Austria AG to the extent permitted by law.
     The members of the Management Board are appointed, and may be re-appointed, for a term of up to five years each. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the AGM, a member of the Management Board may be removed by the Supervisory Board prior to the expiration of the term. The Supervisory Board appoints the chairperson of the Management Board and a vice chairperson.
     Decisions are made by a simple majority of the votes cast. At least half of all members of the Management Board including the chairperson or the vice chairperson must be present in order to constitute a quorum. The chairperson has the casting vote in case of a tie.
     The Management Board manages Telekom Austria AG on a day-to-day basis within the limitations set forth by law, the Articles of Association, the Supervisory Board, the rules of procedure or specific resolutions of the AGM. The Management Board must act in the best interest of the Company, while also taking into account the interests of its shareholders, employees, and the public. In carrying out these duties, the members of the Management Board must exercise the standard of care of a diligent and prudent business person.
     In addition to exercising management functions, the Management Board is responsible for the financial books and records of Telekom Austria AG. The Management Board must report to the Supervisory Board on a regular basis, at least every quarter, and outline the course of business and the situation of the group. The Management Board also reports to the chairperson of the Supervisory Board when necessary on an important matter. The Management Board must provide a report at the request of at least two members of the Supervisory Board.
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

     Supervisory Board (“Aufsichtsrat”)
     Our Supervisory Board consists of up to ten members elected by the AGM and up to five members appointed by our workers’ council under mandatory provisions of the Austrian Labor Constitution Act.
     One-third of the share capital present at the AGM has the statutory right to elect the third new member of the Supervisory Board if at least three members of the Supervisory Board are to be elected. No member of the Supervisory Board may be appointed for a longer period than four years, until the AGM deciding on the discharge of the board members for the fourth year following their appointment. Reappointment is permissible. At the AGM in 2005 an age-limit of 65 was set for the election as member of the Supervisory Board
     The Supervisory Board elects one chairperson and one or more deputy chairperson. The Supervisory Board has a financial sub-committee that prepares the resolutions of the Supervisory Board regarding the annual financial statements, and several other committees (see also “— Supervisory Board Committees”) and may create other subcommittees for special tasks. Our Articles of Association require that at least half of the members of the Supervisory Board, including the chairperson or one of his deputies must be present at a meeting in order to constitute a quorum. Resolutions of the Supervisory Board are passed by a simple majority of the votes cast. The chairperson has the casting vote in case of a tie.
     The Supervisory Board supervises the management of Telekom Austria. The Supervisory Board may at any time request a report by the Management Board concerning company matters. The Supervisory Board may inspect and review all books and documents of the Company as well as assets, cash accounts and stock in trade. According to Austrian law and our rules of procedure of the Management Board, the following transactions and matters may be decided by the Management Board only with the approval of the Supervisory Board:
•	Acquisition and sale of participating interests as well as the acquisition, sale and termination of businesses and establishments;

•	Acquisition and sale of material real estate; material encumbrance of real estate;

•	Establish and closing down of branches;

•	Material investments;

•	Taking and granting material loans and credits;

•	Commencement and termination of lines of business and types of production;

•	Determination of general principles of business policy;

•	Determination of principles for granting of profit shares or commissions on turnover and pension commitments to managers and senior employees;

•	Stock options for employees and key employees of the Company or affiliated companies as well as for members of the Management Board and the Supervisory Board of the Company or affiliated companies;

•	Granting of general powers-of-attorney; and

•	Entering into agreements with Members of the Supervisory Board or businesses in which members of the Supervisory Board hold a significant stake whereby these Members or businesses receive more than an insignificant consideration.
     The rules of procedure of our Management Board may provide for additional situations where a Supervisory Board approval is required.
     Failure of the Management Board to obtain the prior approval of the Supervisory Board does not affect the enforceability of transactions towards third parties but may render the Management Board liable for any resulting damages.

     Supervisory Board Committees
     The Supervisory Board has established the Financial Committee (from December 13, 2005 Audit Committee), which also acts as our Audit Committee, the Chairing Committee (from March 5, 2007 Chairing and Compensation Committee) and the Personnel Committee (from March 5, 2007 Nomination Committee).
     The Audit Committee, whose duties, responsibilities and processes are set out in separate by-laws, fulfill the requirements of the Austrian Law, of the Austrian Corporate Governance Code and takes into account the Sarbanes-Oxley requirements. On November 18, 2003, our Supervisory Board extended the responsibility of our former Financial Committee to establish an Audit Committee meeting the requirements under the Sarbanes-Oxley Act. Our Audit Committee now comprises two shareholder representatives and one employee representative. The Sarbanes-Oxley Act requires that all members of the Audit Committee be independent. Our financial expert, Rainer Wieltsch, is not independent as described in “Item 16 A”. The SEC’s regulations implementing the Sarbanes-Oxley Act permit the representative of a foreign governmental entity that is an affiliate of the issuer to become a member of the Audit Committee. The chairperson of our Audit Committee is the former CFO of our main shareholder, ÖIAG, which administers the government interests in us. Mr. Wieltsch is consultant for ÖIAG and still holds the mandate by ÖIAG to represent their interests on the Supervisory Board. The SEC’s regulations also permit employee representatives, who have been elected in accordance with the Austrian Co-determination Act and who, due to their employment with us, are not independent, to serve on the Audit Committee.
     The Financial Committee (Audit Committee) oversees our internal and external accounting processes. It will review our quarterly and annual financial statements, and informs the Supervisory Board about its recommendation whether or not to approve the annual financial statements.
     In addition, the Audit Committee will oversee our internal control system and the procedures for assessing, monitoring and managing risk. The Audit Committee is responsible for liaising between us and the independent auditors. In particular, it awards the audit mandate to the independent auditors elected by the AGM and evaluates and agrees on the focal points of their audit as well as their fee. In addition, the Audit Committee monitors the auditor’s independence.
     In accordance with the requirements of the Sarbanes-Oxley Act, the Supervisory Board designated Rainer Wieltsch as the financial expert of the Audit Committee.
     The Chairing and Compensation Committee (“Präsidium”) comprising of the chairperson and the deputy chairperson of the Supervisory Board, determines the bonus and other compensation related matters of the Management Board, and is responsible for much of the governance process of the Supervisory Board.
     The Nomination Committee comprising of the chairperson and the deputy chairperson of the Supervisory Board, and an employee representative has been constituted in January 2006 to deal with management contracts and succession planning for the CFO-position.
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
     AGMs are called by the Management Board or the Supervisory Board. The notice must be published and must state the name of the Company as well as the time and place of the AGM. At least 14 days must elapse between the day of the last publication of the invitation notice and the day of the AGM. Attendance and exercise of voting rights at ordinary and extraordinary AGMs are subject to certain conditions. In order to attend an AGM and vote shares, shareholders must register at least three days prior to the meeting and deposit a certificate (“Hinterlegungsbescheinigung”) evidencing their shares until the end of the AGM with an Austrian notary public, with the main office of an Austrian credit institution, with any other Austrian or foreign credit institution specified in the invitation notice, or with Telekom Austria. The shares can also be deposited with a depository bank designated by us, in a blocked account until the end of the AGM. Our Articles of Association provide that shareholders must have at least 14 days after the publication date of the invitation notice to the AGM to effect the deposit. If the last day of this period is a Sunday or public holiday, the deposit may be made on the next business day. The certificate must be deposited to allow at least three business days between the day of deposit and the day of the AGM. Saturdays, Good Friday and December 24 are not deemed to be business days for purposes of this provision.
     AGMs are chaired by the chairperson of the Supervisory Board or, in his absence, by one of the deputy chairmen. In their absence, the notary public present at the AGM to draft and authenticate the minutes of the meeting has to hold an election for the chairperson of the meeting. The chairperson leads the proceedings and determines the form of voting. The order of the agenda items follows the order set out in the notice. The chairperson, however, may deviate from that order and may conduct the discussion and voting accordingly.
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
     To be valid, every resolution adopted at an AGM must be recorded in the minutes prepared by an Austrian notary public who must be present at the meeting and authenticates the minutes after they have been signed by the chairperson of the meeting.
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
     Independent Directors
     Under NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors. In line with the Austrian Stock Corporation Act, Telekom Austria has a two-tiered board system comprising the Management Board (“Vorstand”) and the Supervisory Board (“Aufsichtsrat”). The functions of the two boards are strictly separated and no individual may simultaneously serve on both boards. The Management Board, representing the Company in day-to-day matters, is not subject to instruction from the Supervisory Board or the shareholders. The Supervisory Board appoints and removes members of the Management Board, and oversees the Management Board’s activities. The Supervisory Board consists of up to fifteen members, with up to five being appointed by our workers’ council as per the Austrian Labor Constitution Act and the balance appointed by the AGM. Currently, Telekom Austria’s Supervisory Board includes three independent directors. These directors do not have material relationship with the Company. Five of the Supervisory Board Members appointed by the AGM are not independent within the meaning of the NYSE’s new corporate governance rules.
     Non-management Directors Meetings
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
     Nominating/Corporate Governance Committee
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
     Compensation Committee
     Under NYSE standards, US companies listed on the NYSE are required to establish a Compensation Committee composed entirely of independent directors. In addition to the review and approval of corporate goals relevant to CEO compensation and evaluation of the CEO performance in light of those given, this committee must determine and approve the CEO’s compensation and make recommendations to the Board of Directors with respect to non-CEO compensation, incentive-compensation plans and equity-based plans. At Telekom Austria, a sub-committee of the Supervisory Board, the Chairing Committee (“Präsidium”), approves compensation matters. This Chairing Committee consists of the chairperson of the Supervisory Board and the deputy chairperson of the Supervisory Committee, and the committee determines the bonus and other compensation-related matters of the Management Board. The basis compensation of the members of the Management Board is laid down in their agreements entered into with their appointment. Every year the Chairing Committee agrees with the members of the Management Board on certain objectives to be met in the current fiscal year and evaluates if and to which extent these targets have been met. Furthermore, the Chairing Committee agrees with the Management Board members on stock option programs.

     Audit Committee Composition and Responsibilities
     US companies listed on the NYSE are required to establish an Audit Committee that satisfies the requirements of Rule 10A-3 under the 1934 Act. In particular, NYSE sections 303A(6) and 303A(7) require member companies to have at least a three-person Audit Committee composed entirely of independent directors and the committee is required to adopt a written charter. Among others, this committee should have the responsibility for the preparation of an Audit Committee report, the appointment, compensation, retention, oversight of the external auditors, establishing procedures for the receipt and treatment of (anonymous) complaints, discovery with management and the external auditors and setting hiring policies for employees or former employees of the external auditors. Telekom Austria’s Supervisory Board had a standing Financial Committee (Audit Committee) on November 18, 2003, our Supervisory Board extended the responsibility of our Financial Committee to become an Audit Committee meeting the requirements of the Sarbanes-Oxley Act. Since November 18, 2003 this Financial Committee has been serving as Audit Committee (“Prüfungsausschuss”) according to Austrian regulations. Our Audit Committee now comprises one shareholder representative and two employee representatives. The Sarbanes-Oxley Act requires that all members of the Audit Committee be independent. Our financial expert, Rainer Wieltsch, is not independent as described in “Item 16 A” but membership of the committee is fully separate from that of the Management Board. The SEC’s regulations implementing the Sarbanes-Oxley Act permit the representative of foreign governmental entity that is an affiliate of the issuer to become a member of the Audit Committee. The chairperson of our Audit Committee is the former CFO consultant of our main shareholder, ÖIAG, which administers the government interests in us. The SEC’s regulations also permit employee representatives, who have been elected in accordance with the Austrian Labor Constitution Act and who, due to their employment with us, are not independent, to serve on the Audit Committee. Although two members of the Audit Committee are not considered independent but permitted as members of the Audit Committee according to SEC’s regulations we rely on them to act independently (see “Item 16 D. Exemptions from the Listing Standards for Audit Committees”)
     The Audit Committee oversees our internal and external accounting processes. It will review our quarterly and annual financial statements, and will inform the Supervisory Board about its recommendation whether or not to approve the annual financial statements. In addition, the Audit Committee will oversee our internal control system and the procedures for assessing, monitoring and managing risk. The Audit Committee is responsible for liaising between us and the independent auditors. In particular, it awards the audit mandate to the independent auditors elected by the AGM and evaluates and agrees on the focal points of their audit as well as their fee. In addition, the Audit Committee monitors the auditor’s independence. In accordance with the requirements of the Sarbanes-Oxley Act, the Supervisory Board has designated Rainer Wieltsch as the financial expert of the Audit Committee.
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
     Code of Business Conduct and Ethics. NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The code should provide for the reporting of violations of its provisions or of laws and regulations. Telekom Austria has introduced a Code of Ethics for financial matters that applies to the CEO, Vice CEO and CFO of Telekom Austria, CEO and CFO of mobilkom Austria, MTel and VipNet principal accounting officer, principal controller and all other persons performing similar functions. The code of ethics is available on our corporate website at www.telekom.at.
     Annual Certification by the Chief Executive Officer. A CEO of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the Company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, Telekom Austria is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the chairperson of the Management Board is required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to Telekom Austria.

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
     In the ordinary AGM on May 23, 2006 our shareholders authorized us to increase the share capital of Telekom Austria AG by up to EUR 21,810,000 by issuing up to 10 million new ordinary bearer shares or new ordinary registered shares with no par value in order to serve stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company for a period of five years. The prior authorization of the AGM of June 4, 2003 was reduced to 4.4 million shares. Our Articles of Association were modified accordingly. With regard to this capital increase the statutory rights of existing shareholders to subscribe for additional shares issued by the Company for cash on a pro rata basis is excluded. For further information see “Item 6 Directors, Senior Management and Employees – Stock option plans”. Preemptive rights in relation to convertible bonds and in relation to the respective capital increase may be excluded as described in “Item 10.1. Memorandum and Articles of Association — Shares and share capital”.
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
     At the AGM on May 23, 2006, our shareholders authorized the Management Board to acquire own shares of Telekom Austria up to the maximum extent permitted by law, during a period of 18 months from the day of this resolution at a minimum price of EUR 10 and a maximum price of EUR 25 per share. The Management Board received authorization to use the purchased shares to:
(i) settle stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company; and/or for issuance to employees of the Telekom Austria Group be it with or without consideration;
(ii) settle convertible bonds;
(iii) as consideration for acquisitions;
(iv) to re-sell the shares:
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
     On May 23, 2006 the modification of its current Share Buyback program open until November 22, 2007 was authorized by the AGM:
•	Authorization to buy back up to 50 million shares, i.e. up to 10% of the current common stock outstanding listed on the Vienna Stock Exchange;

•	Authorized price range between EUR 10 and EUR 25;

•	The authorization by the AGM also extends the use of the repurchased shares:
—	To settle stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company; and/or for issuance to employees of the Telekom Austria Group, be it with or without consideration;

—	To settle convertible bonds;

—	As consideration for acquisitions;

—	To sell the shares in any way permitted by law, also over the counter and to any purchaser as chosen by us and

—	To decrease the share capital of the Company by up to EUR 109,050.000 by withdrawing these own shares without further Shareholders’ resolution.
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

Takeover rules
     Public offers for a part or all of the shares of Austrian companies listed on the Vienna Stock Exchange are subject to the rules of the Austrian Takeover Act. The law distinguishes between voluntary and compulsory offers.
     A compulsory offer must be made when a shareholder or a group of shareholders or any otherwise controlled third person or persons acting in concert have gained a direct or indirect controlling interest over a listed company. According to the Austrian Takeover Act a direct or indirect controlling interest is established by ownership of 30% of the voting rights of a target company. An indirect controlling interest may be established by ownership of 30% of the voting rights of a target company through listed or non-listed companies or through other legal entities.
     The obligation to make a compulsory offer is also extended to formation of groups of persons acting in concert, the dissolution of such groups and changes within such groups.
     A bidder with a controlling interest without a majority of votes is required to make a compulsory offer each time it acquires at least a further 2% of the target’s shares within a period of 12 months.
     If a direct or indirect participation in a target company of more than 26% but not more than 30% of the voting rights is acquired, the Takeover Commission must be notified thereof and in general voting rights exceeding 26% may not be exercised.
     Once a controlling interest is reached without any activities of the controlling shareholder – particularly without acquisition of shares –, the controlling shareholder – provided that he did not expect to achieve control – is not obliged to make a compulsory offer, but has to inform the Takeover Commission. As a result this controlling shareholder may not exercise more than 26% of his voting rights. Any new acquisition of shares requires the acquirer to make a compulsory offer.
     The offer price for a compulsory offer must be at least equal to the average stock price during the last six months and must be at least equal to the highest share price paid or agreed by the bidder (or a person acting in concert) during the last 12 months. A compulsory offer must comprise a cash payment for the shares, although other shares may also be offered as consideration. However, it is in the sole discretion of the shareholder to accept other than cash consideration.
     The Takeover Act requires that the bidder prepares offer documents which must be examined by an independent expert before being filed with the Takeover Commission and the target company. The management of the target company has to issue a statement on the offer. Any higher bid or other competitive bids have to follow the same rules. From the time the target company becomes aware of the bidder’s intention to submit a public offer, a target company, may not generally undertake measures to jeopardize the offer. However, the target company may look for competitive offers (“white knights”). The violation of any material legal provisions may result in the suspension of voting rights and fines imposed by the Takeover Commission.
Material contracts
     For a summary of our agreements with our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions”.
Exchange controls
     We know of no Austrian laws, decrees, regulations or other legislation that limit the import or export of capital or the payment of dividends to shareholders or ADS holders who do not reside in Austria.

10.2. TAXATION
Austrian taxation
     The following description of the substantial Austrian tax consequences of ownership of Telekom Austria’s shares or ADSs is based on currently applicable law and practice as to matters of Austrian taxation. It does not purport to be a complete analysis of all potential tax effects relevant to a decision to invest in the shares or ADSs and makes no claim to fully present all of the tax considerations related to the acquisition and disposition of the shares or ADSs. Potential purchasers of shares or ADSs should consult their own lawyers or tax advisors with respect to the tax consequences of the purchase, the ownership and the disposition of the shares or ADSs and the procedures required for a potential refund of Austrian withholding tax. Only the investors’ own advisors are in a position to appropriately consider the particular tax situation and circumstances of that person.
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
     For Austrian tax purposes and for purposes of the Austria-United States double taxation treaty, holders of ADRs evidencing ADSs will be treated as owners of the shares represented by those ADSs.
     Taxation of dividends
     Residents of Austria
     Dividends distributed by an Austrian stock corporation to its shareholders are subject to withholding tax (“Kapitalertragsteuer”) to be withheld by the company at a rate of 25% of the dividends. The company or the bank paying the dividend on behalf of the company must give each shareholder a receipt indicating the amounts of the dividend income and of the withholding tax, the payment date and the period for which the dividends were paid and information about the competent tax office to which the tax withheld was remitted to.
     For individuals subject to unlimited tax liability in Austria, the withholding tax is in principle treated as a final payment of income tax. If the individual’s income tax to be levied on dividends calculated according to the income tax schedule is lower than the tax withheld, by option, any excess amount will be refunded to the shareholder. In such cases, reduced rates of income tax amounting to one half of the average income tax rate apply.
     For corporations subject to unlimited tax liability in Austria, dividend income is tax exempt and any withholding tax withheld will be set off against corporate income tax under the Austrian Corporate Income Tax Act. If the corporate income tax payable is lower than the sum of all amounts to be set off, the difference will be credited to the corporation. As a rule no tax is withheld if a corporation subject to unlimited tax liability in Austria directly holds at least 25% of the share capital of the corporation distributing the dividend.
     Non-residents of Austria
     The standard rate of dividend withholding tax under Austrian law is 25% of the dividend.
     Austria currently has double taxation treaties with more than 70 countries including the United Kingdom, the United States, France, Germany, Japan, The Netherlands and Switzerland. These treaties basically follow the scheme of the model convention of the Organization of Economic Co-operation and Development (OECD). As a general rule, the withholding tax in many of these treaties is limited to 15%. Most Austrian treaties provide for a tax credit system with regard to the double taxation of dividends so that Austrian tax payable in accordance with the relevant treaty will be treated as a credit against tax payable on the dividend in the country of residence of the recipient.

     A non-resident shareholder is entitled under paragraph 240 of the Federal Fiscal Code to recover the tax withheld in excess of the rate under an applicable double tax convention: by filing an application for recovery of the excess of withholding tax comprising of (1) a  certificate of fiscal residence of the state in which the shareholder is resident and (2)  certificate that dividend withholding taxes were duly paid to the competent Austrian fiscal authority. Usually the shareholder can give evidence of taxes withheld and paid by a deposit certificate from the bank that credited the dividend distributed. While relief at source is available from July 1, 2005 on dividends paid by an electing corporation on the grounds of a general decree of the Austrian Minister of Finance, Telekom Austria has not made, and does not currently intend to make such relief available. Relief can be applied for at
Finanzamt Bruck Eisenstadt Oberwart,

Finanzamt Eisenstadt
Neusiedlerstraße 46
A-7001 Eisenstadt
     Special tax rules for U.S. shareholders
     For purposes of the following discussion, the U.S. treaty refers to the applicable “Convention Between The Republic of Austria And The United States of America. For The Avoidance of Double Taxation And The Prevention Of Fiscal Evasion With Respect To The Taxes on Income”. A U.S. holder described below under “United States federal income taxation” will be an eligible U.S. shareholder or ADS holder for the purposes of the U.S. treaty if the U.S. investor:
•	is a resident of the United States, for purposes of the U.S. treaty;

•	does not hold the shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of services through a fixed base in Austria; and

•	is otherwise eligible for benefits under the U.S. treaty with respect to income and gain from the ordinary shares or ADSs.
     Dividends paid by an Austrian corporation to a U.S. holder are subject to Austrian dividend withholding tax (“Kapitalertragsteuer”) to be withheld by us. The standard dividend withholding tax under Austrian law is 25% of the amount of the dividend. If you are an eligible U.S. shareholder or ADS holder and are the beneficial owner of the dividends received, the U.S. treaty generally limits the rate of Austrian tax to 15% of the gross amount of the dividends.
     Withholding tax relief at source is not available under the U.S. treaty. In order to obtain a reduced rate of withholding tax under the U.S. treaty, an eligible U.S. shareholder or ADS holder will generally have to file an application with the Austrian tax authority requesting the reduced rate of withholding taxes together with a certification by the U.S. tax authority that the shareholder or ADS holder is a U.S. resident under the U.S. treaty. The Austrian Federal Ministry of Finance has established a simplified system for the refund of Austrian withholding taxes under the regime of double taxation treaties (including the U.S. treaty) under which a new tax form is used for applications requesting the reduced tax rate (see above on how to file the application for partial recovery of taxes withheld ).. This form is available in both German and English and may be downloaded from the website of the Federal Ministry of Finance (www.bmf.gv.at).
     Taxation of capital gains
     Residents of Austria
     Capital gains from the sale of shares or ADSs by resident individuals are taxable as income if:
•	a shareholder disposes of shares or ADSs within 12 months of purchase (deemed speculative by Individual Income Tax Act);

•	in the absence of speculative transactions, a shareholder has held a substantial investment of at least 1% of the share capital at any time during a five year period prior to the sale of the shares or ADSs; or

•	the shares or ADSs are part of a domestic business asset.

     For individuals, speculative gains are subject to taxation as income at regular rates if such gains exceed the threshold of EUR 440 per calendar year. All other taxable capital gains that are recognized by individuals are subject to reduced rates of income tax amounting to one-half of the average income tax rate. Capital gains generated from shares or ADSs that are business assets are generally subject to taxation at regular income tax rates. The disposition of reduced rates of income tax amounting to one half of the average income tax rate are applicable only when the shares are disposed of more than 12-months after purchase.
     Corporations subject to unlimited tax liability in Austria are subject to corporate income tax on any capital gains realized from a sale of shares or ADSs.
     If an Austrian resident shareholder relocates his permanent residence to a foreign country, Austria may be deprived of its right to tax according to the double tax treaty allocation rules although domestic legislation in principle provides for Austria’s right of taxation if the shareholder owned at least 1% of the share capital at any time during a five year period prior to the sale of the shares or ADSs. A change of residence of this type is therefore considered a sale under Austrian income tax law, and shareholders risk incurring taxable income in case of the change of residence. However, residents relocating their residence to another EU Member-State are entitled to apply for deferral of tax payment. Eventually exit tax on unrealized capital gains becomes due when the investment is sold later on or shifted to a third, non-EU Member State. European Economic Area (EEA) countries are treated like EU Member States if there is effective administrative assistance.
     Non-residents of Austria
     Under current Austrian law, any capital gains resulting from the disposal of shares or ADSs by a non-resident shareholder are not subject to taxation in Austria. If, however, within a term of five years prior to the disposal, a non-resident shareholder’s investment has at any time equaled or exceeded 1% of the company’s issued share capital, the non-resident will be subject to tax on those capital gains unless an applicable double taxation treaty provides relief. Dividends paid in the assessment period of the year of disposal which were subject to withholding tax are not taxable as capital gains. Under the U.S. treaty, gains from the disposal of shares or ADSs by an eligible U.S. shareholder or ADS holder are exempt from tax in Austria.
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

United States federal income taxation
     The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and sale of Telekom Austria’s shares or ADSs evidenced by ADRs that are generally applicable to the U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. For these purposes, a “U.S. holder” means a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes, one of the following:
•	A citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision therein; or

•	An estate or trust, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.
     This discussion only applies to shares or ADSs held by a U.S. holder as capital assets for U.S. federal income tax purposes.
     This discussion is based on the tax laws of the United States as of the date thereof, including the Internal Revenue Code of 1986, as amended, Treasury Regulations, administrative announcements, and judicial decisions, as well as the U.S. treaty. These laws may change, possibly with retroactive effect. This discussion does not address U.S. state, local or non-U.S. tax consequences. This discussion is based in part upon representations of the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for U. S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Austrian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by the parties to whom the ADRs are pre-released.
     Please note that this discussion does not address all of the tax consequences that may be relevant in light of the holder’s particular circumstances. In particular, it does not address purchasers subject to special rules, including:
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
     U.S. holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ADSs or shares in the holder’s particular circumstance.

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
     U.S. holders will not be entitled to claim a dividend received deduction for dividends paid on the shares or ADSs. The amount of any cash distribution paid in euro, including the amount of any Austrian tax withheld, will be equal to the U.S. dollar value of such euro on the date the dividend distribution is received by the U.S. holder in the case of shares or by the Depositary in the case of ADSs regardless of whether the payment is in fact converted into U.S. dollars. Gain or loss, if any, recognized on the sale or other disposition of such euro will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of receipt. Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances and the discussion above regarding concerns expressed by the U.S. Treasury Department, dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2011, will be taxable at a maximum tax rate of 15%. Non-corporate U.S. holders should consult their own tax advisor to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
     Subject to certain limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury Department, Austrian taxes withheld from distributions at a rate not exceeding the Treaty rate will be eligible for credit against a U.S. holder’s U.S. federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. holder under Austrian law or under the U.S. treaty, the amount of tax withheld that is refundable will not be eligible for credit against such holder’s U.S. federal income tax liability. Please see “— Austrian taxation — Taxation of dividends — Special tax rules for U.S. shareholders”.
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
     Taxation of capital gains
     A U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of shares or ADSs in the same manner as such holder would on the sale or exchange of any other shares held as capital assets. As a result, a U.S. holder will generally recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar amount realized and its U.S. dollar adjusted basis in the shares or ADSs. If a U.S. holder held the shares or ADSs for more than one year, any gain or loss will long-term capital gain or loss. The gain or loss will generally be U.S. source income or loss.
     Passive Foreign Investment Company Rules
     Telekom Austria believes it was not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2006. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a United States Holder held an ordinary share or ADS, certain adverse consequences could apply to the United States Holder.

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
     Our shares have been admitted to listing with the Vienna Stock Exchange (Austria). As a result of the Vienna Stock Exchange listing of our ordinary shares, we are subject to the informational reporting requirements of the Austrian Exchange Act of 1989, as amended. In accordance with this law, we are required to file three quarterly reports, our annual business reports, our approved financial statements, notice of our AGM and of dividend distributions, issuance of new shares and exercise of subscription or conversion rights, modification of shareholders’ rights, substantial modifications in stake holdings formerly published if known to the corporation, the Austrian paying agent, buyback programs relating to the listed shares and any new facts likely to have a significant influence on the share price. Most of these filing requirements comprise an additional communication to the Austrian Financial Market Authority. All the information mentioned above is publicly available and may be inspected and copies thereof may be obtained at the Vienna Stock Exchange, Wallnerstrasse 8, A-1014 Vienna, Austria. Information relating to quarterly reports, annual reports, shareholders’ meetings and notices of new price sensitive facts can also be found on the Vienna Stock Exchange’s website www.wienerboerse.at.

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
     We invest excess liquidity in instruments with counterparties and within limits approved by our CFO and our RISTRAG Board — which is the primary organizational unit of Telekom Austria Group to plan, coordinate and make decisions on active risk management. Concerning all long-term instruments and derivatives Telekom Austria’s counterparties have a rating of “A-” or higher from Standard & Poor’s or an equivalent rating from another globally recognized rating agency.
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
Interest rate risk
     We regard changing interest rates as our major market risk exposure. A high proportion of our long-term debt has fixed rates of interest, mitigating our exposure to fluctuating interest rates. However, the fair value of our fixed rate debt increases when market rates are below the rates fixed on these loans. We achieve fixed rates on our borrowings either directly through the use of fixed rate debt or indirectly through the use of interest rate swaps. However, in line with our risk policy to benefit from market rates below our fixed rates in limited circumstances, we entered into fixed to floating interest rate swaps to enable the company to benefit from current low short-term interest rates. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.
     The following tables summarize the nominal and fair values, maturity and contract terms of our interest rate sensitive financial instruments at December 31, 2006 for Telekom Austria on a consolidated basis. In the tables that follow, “average pay rate” represents the weighted average interest rate applicable as at December 31, 2006. This interest rate is applied to the notional principal amount under the relevant interest rate swap contract to determine the amount of interest that we must pay. “Average receive rate” represents the weighted average interest rate applicable at December 31, 2006. Again, this interest rate is applied to the notional principal amount under the relevant interest rate swap contract to determine the amount of interest that we receive. The notional principal amounts under the relevant contracts are the amounts used notionally to calculate the amount of interest to be paid or received as appropriate and are not actually received by either party and are not, therefore, repayable under the terms of the contract.

	Assets subject to interest rate risk at December 31, 2006
	Maturities, year ended December 31,
						2012 and		Fair
	2007	2008	2009	2010	2011	thereafter	Total	Value
	(in EUR thousands, except percentages)
ASSETS:
Cash at bank and in hand:
Fixed rate	125,147	—	—	—	—	—	125,147	125,147
Average interest rate (%) (1)	3.72%	—	—	—	—	—	3.72%
Short-term investments:
Securities available-for-sale	23,135	—	—	—	—	—	23,135	23,135

(1)	Weighted average of the yearend interest rates applicable to the outstanding amounts.

	Liabilities and related derivative instruments subject to interest rate risk at December 31, 2006
	Maturities, year ended December 31,
						2012 and		Fair
	2007	2008	2009	2010	2011	thereafter	Total	Value
	(in EUR thousands, except percentages)
LIABILITIES:
Bank Overdrafts
Fixed Rate	16,839	—	—	—	—	—	16,839	16,839
Average interest rate (%) (1)	3.42%	—	—	—	—	—	3.42%

Short-term borrowings
Fixed Rate	242,560	—	—	—	—	—	242,560	242,560
Average interest rate (%) (1)	3.69%	—	—	—	—	—	3.69%
Asset backed security loan (ABS)	150,541	—	—	—	—	—	150,541	150,541

Bonds
Fixed rate (4)	41,590	(1,280)	(1,280)	482,215	(1,280)	1,244,340	1,764,306	1,832,099
Average interest rate (%) (1)	4.32%	—	—	3.38%	—	4.70%	4.34%

Loans
Fixed rate	7,458	186,042	236,939	—	210,000	—	640,439	572,646
Average interest rate (%) (1)	7.00%	5.33%	4.75%	—	2.40%	—	4.17%
Variable rate	93,677	141,234	243,756	4,724	4,724	—	488,115	488,115
Average interest rate (%) (1)	3.63%	5.00%	4.07%	4.26%	4.26%	—	4.26%

SWAP AGREEMENTS:
Fixed to variable interest rate Swaps in EUR
Fixed to variable (2)	—	—	—	500,000	—	300,000	800,000	14,133
Average pay rate (%)	—	—	—	3.19%	—	3.78%	3.41%
Average receive rate (%) (3)	—	—	—	3.38%	—	5.00%	3.98%

FORWARD EXCHANGE CONTRACTS:
Notional amount in EUR	5,984	—	—	—	—	—	5,984	(1)
Notional amount in USD	7,640	—	—	—	—	—	7,640

(1)	Weighted average of the year-end interest rates applicable to the outstanding amounts.

(2)	Represents notional amounts.

(3)	Weighted average of the year-end interest rates

(4)	The negative amounts shown in the line bonds fixed rate relate to the amortization of discounts from the issuance of the bonds.
Exchange rate risk
     The fair value of loans and other debt, including bonds, finance leases and liabilities to banks, is estimated based on the present value of fixed-rate instruments using market rates. The carrying amount of short-term positions approximates fair value because of their short maturity. The fair value of securities available-for-sale is based on quoted market rates. The fair value of derivative instruments generally reflects the estimated amount we would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains and losses of open contracts. The estimated fair values of derivatives used to hedge or modify our risk will vary substantially with future changes in interest rates or with fluctuations in foreign exchange rates. These fair values should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and the overall reduction in our exposure to adverse fluctuations in interest and foreign exchange rates.
     As of December 31, 2006 no liabilities subject to foreign exchange rate risk and foreign currency derivative instruments in connection with principal and interest debt payments denominated in foreign currencies had been entered into with exception of one forward exchange contract (see “— Interest rate risk”).

Item 12. Description of Securities Other than Equity Securities
     Not applicable
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None
Item 15. Controls and Procedures
Management’s Annual Report on Internal Control over Financial Reporting
     Management of Telekom Austria Aktiengesellschaft is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as endorsed by the European Union and generally accepted accounting principles in the United States of America.
     Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management assessed the effectiveness of the Company’s internal control over financial reporting, in accordance with the requirements of the Sarbanes-Oxley Act, sec. 404, as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.”
     Based on the assessment under these criteria, management has concluded that, as of December 31, 2006, the company’s internal control over financial reporting was effective.
     Management’s assessment as well as the effectiveness of internal control over financial reporting as of December 31, 2006 have been audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft (“KPMG“), an independent registered public accounting firm, as stated in their report, which is included elsewhere.
Changes in internal control over financial reporting
     In addition, there have been no changes in the company’s internal control over financial reporting that occurred during the year 2006, which have materially affected or are reasonably likely to materially affect the company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm
The Supervisory Board and Stockholders
     Telekom Austria Aktiengesellschaft:
     We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Telekom Austria Aktiengesellschaft (“Telekom Austria”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Telekom Austria’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that Telekom Austria maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Telekom Austria maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telekom Austria as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 21, 2007 expressed an unqualified opinion on those consolidated financial statements.
KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
Vienna, Austria
February 21, 2007

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     Our Supervisory Board has determined that our Audit Committee currently includes one financial expert: Rainer Wieltsch.
     On November 18, 2003, our Supervisory Board created an Audit Committee in accordance with the provisions of the Sarbanes-Oxley Act also serving as Audit Committee under the Austrian Stock Corporation Act. Our Audit Committee consists of three members of the Supervisory Board, one of which — Mr. Rainer Wieltsch — is the financial expert in accordance with the Sarbanes-Oxley Act. Rainer Wieltsch, the former CFO and now consultant of ÖIAG, acts as chairman of the Audit Committee. Mr. Michael Kolek being employee representative in our Supervisory Board and Mr. Wolfgang C. Berndt were also appointed as members of the Audit Committee. Mr. Wolfgang C. Berndt is independent, whereas Mr. Wieltsch and Mr. Kolek are not independent pursuant to the Sarbanes-Oxley Act. Although these two members of the Audit Committee are not considered independent but permitted as members of the Audit Committee according to SEC’s regulations we rely on them to act independently.
     Rainer Wieltsch, born in 1944, is qualified to serve as financial expert on our Audit Committee due to his experience:
•
From 1992 – 2002 Mr. Wieltsch has been controller and chief financial officer of Egger Group, a large, internationally active Austrian company with annual revenues of EUR 1.5 billion and 16 plants in Austria, England, France, Germany and Italy. Among other things, Mr. Wieltsch was responsible for group-controlling, accounting and treasury and gained experience in the introduction of IFRS for several group subsidiaries and in the consolidation.
•
From 2002 – 2006 Mr. Wieltsch was chief financial officer of ÖIAG. Now, Mr. Wieltsch is chairman of the audit committee of OMV AG and Austrian Airlines and member of the Supervisory Board of Österreichische Post AG, the Austrian Federal Computing Center (“Bundesrechenzentrum”) and the Austrian Research Center Seibersdorf.
•
Mr. Wieltsch has been chairman of Telekom Austria’s audit committee for the last two years during which he has supervised the process by which Telekom Austria has made the transition from U.S. GAAP to IFRS.
Item 16B. Code of Ethics
     We have adopted a code of ethics for financial matters that applies to the CEO, Vice CEO and CFO of Telekom Austria, CEO and CFO of mobilkom austria, Mobiltel and VipNet, principal accounting officer, principal controller and all other people performing similar functions. The code of ethics is available on our corporate website at www.telekom.at.

Item 16C. Principal Accountant Fees and Services
     In January 2003, the U.S. Securities and Exchange Commission adopted rules requiring disclosure of fees incurred for a public company’s accountants in each of a company’s two most recent fiscal years.
     Fees incurred in 2006 for professional services by our principal accountants KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft (“KPMG”) were as follows:

	For fiscal year	For fiscal year
	ended December	ended December
Type of Fees	31, 2006	31,2005
	(EUR in millions)
Audit Fees	4.0	3.6
Audit-Related Fees	0.1	0.4
Tax Fees	0.4	0.5
All Other Fees	0.0	0.0
Total	4.5	4.5
     In the above table, “Audit Fees” are the aggregate fees incurred for KPMG professional services in connection with the audit of our consolidated annual financial statements, as well as audits of our statutory financial statements. “Audit-Related Fees” are fees incurred for KPMG accounting advice on actual or contemplated transactions, due diligence engagements related to acquisitions or dispositions, attestation services not required by statute or regulation and other agreed-upon procedures. “Tax Fees” are fees for tax advice on actual or contemplated transactions, international tax compliance and state and local tax compliance (see “— Audit Committee pre-approval policies”).
Audit Committee pre-approval policies
     Our independent auditors are appointed by the AGM based on a proposal from the Supervisory Board. On May 23, 2006, the AGM appointed KPMG Austria GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft to serve as independent auditors for 2006. On December 12, 2006, the Audit Committee recommended to appoint KPMG Austria GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft to serve as independent auditors for 2007. In future the Audit Committee of the Supervisory Board will propose its recommendation on the selection of independent auditors to the Supervisory Board. Subsequent to the auditors’ appointment, the Audit Committee awards the contract and in its sole authority approves the scope and terms of the audit and all audit engagement fees as well as monitors the auditors’ independence. However, to meet the requirements of the Austrian Law the chairman of the Supervisory Board has to sign the respective contract.
     In order to ensure the integrity of independent audits, our Audit Committee established a policy to approve all audit and permissible non-audit services provided by our independent auditors prior to the auditors engagement. As a part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee pre-approves certain types of services to be performed by our independent auditors in the Audit Committee meeting on December 12, 2006. Under the policies, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditors in order to ensure that the provision of such services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditors has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. Pre-approved non-audit services will require specific pre-approval if the annual aggregate amount of fees earned by the auditors for those services exceeds 35% of the annual fees paid to the auditors for audit services.
     On December 12, 2006, the Audit Committee approved the performance by KPMG of the following categories of audit and permitted non-audit services for the fiscal year 2007:

Audit services
•	Integrated Audits of Telekom Austria and subsidiaries and services associated with SEC registration statements;

•	Statutory audits of our financial statements and

•	Internal control audits and reviews.
Audit-related Services
•	Due diligence pertaining to potential acquisitions and dispositions;

•	Consultations by the Company’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASB, or other regulatory or standard-setting bodies and

•	Attestation services not required by statute or regulation (regarding EMTN Programme including insurance premium).
Tax services
•	Tax planning;

•	Local, state, national and international tax compliance and

•	National and international tax advice.
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
     Our audit committee member Rainer Wieltsch is – as former CFO of ÖIAG — a representative of our major shareholder ÖIAG, an industrial holding company wholly owned by the Republic of Austria. Mr. Wieltsch is not one of our executive officers and does not receive any consulting, advisory or other compensation from us, other than in his capacity as a member of our Supervisory Board. Michael Kolek acts as employee representative on our audit committee.
     In our assessment our audit committee will still function as an independent audit committee. We understand independence in the case of the audit committee to mean independence from the influence of management. We believe this is the case for our audit committee for the following reasons. Under Austrian law the board of directors is structured as a two-tier board system, with one tier designated as the Management Board and the other tier designated as the Supervisory Board. The Supervisory Board acts as an intermediary between the shareholders’ assembly and the Management Board. One of the duties of the Supervisory Board is to appoint the Management Board. The Management Board has no say in the nomination of members of the Supervisory Board. New members are nominated by the existing Supervisory Board. The Management Board must on a regular basis report to the Supervisory Board. Only members of the Supervisory Board are allowed to be members of Supervisory Board committees, including the audit committee. The Supervisory Board appoints the members of the audit committee from among its members. Our management has no influence on their appointment or on the nomination of members of the Supervisory Board.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     Under the Stock Corporation Act, we may repurchase our own shares only for limited circumstances. For more information see “Item 10.1 Memorandum and Articles of Association — Share Buyback”

	Number of	Weighted	Total number	Maximum number
	shares	average price	of shares	that may be
Period	purchased	per share	purchased	purchased
as of 31. December 2005	17,586,854	14.65	17,586,854	32,413,146
01. - 31. January 2006	2,049,604	19.69	19,636,458	30,363,542
01. - 28. February 2006	0	—	19,636,458	30,363,542
01. - 31. March 2006	936,900	19.54	20,573,358	29,426,642
01. - 30. April 2006	3,992,600	18.79	24,565,958	25,434,042
01. - 31. May 2006	1,670,950	17.83	26,236,908	23,763,092
01. - 30. June 2006	633,286	17.55	26,870,194	23,129,806
01. - 31. July 2006	840,000	17.52	27,710,194	22,289,806
01. - 31. August 2006	980,000	19.27	28,690,194	21,309,806
01. - 30. September 2006	4,316,613	19.31	33,006,807	16,993,193
01. - 31. October 2006	3,811,000	19.15	36,817,807	13,182,193
01. - 30. November 2006	1,013,000	20.25	37,830,807	12,169,193
01. - 31. December 2006	1,066,917	20.38	38,897,724	11,102,276
Total 2006(1),(2)	38,897,724	17.09	38,897,724

(1)	In this sum, 89,748 shares and 500,503 shares are included which were used to serve stock option programs and the employee participation program, respectively.

(2)	During the year 2006 we purchased 21,310,870 shares. On December 31, 2006, we therefore held 38,307,473 treasury shares purchased at an average price of euro 17.09.

PART III
Item 17. Financial Statements
     Not applicable
Item 18. Financial Statements
     See pages F-1 through F-80, which are included in the appendix.
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

TELEKOM AUSTRIA AG

By	/s/ Boris Nemsic

Name:	Boris Nemsic
Title:	Chief Executive Officer

By	/s/ Stefano Colombo

Name:	Stefano Colombo
Title:	Chief Financial Officer
Dated: March 30, 2007

Report of Independent Registered Public Accounting Firm
The Supervisory Board and Stockholders
Telekom Austria Aktiengesellschaft:
We have audited the accompanying consolidated balance sheets of Telekom Austria Aktiengesellschaft (“Telekom Austria”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telekom Austria as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with International Financial Reporting Standards as endorsed by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Telekom Austria’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
International Financial Reporting Standards as endorsed by the European Union vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences are presented in Notes 36 and 37 to the consolidated financial statements.
KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
Vienna, Austria
February 21, 2007

TELEKOM AUSTRIA AG
CONSOLIDATED BALANCE SHEETS
(in EUR ‘000s, except share information)

		December 31,
	Notes	2006	2005
ASSETS
Current assets
Cash and cash equivalents		125,147	116,756
Short-term investments	(5)	14,530	15,126
Accounts receivable — trade, net of allowances	(7)	712,434	714,281
Receivables due from related parties	(8)	3,291	23
Inventories	(9)	111,299	90,913
Prepaid expenses	(14)	137,061	121,701
Income taxes receivable		22,216	9,214
Non-current assets held for sale	(13)	—	880
Other current assets		34,172	27,643

TOTAL CURRENT ASSETS		1,160,150	1,096,537

Investments in associates	(4)	4,399	3,642
Financial assets long-term	(3)	77,060	86,813
Goodwill	(11)	1,188,614	1,188,356
Other intangible assets, net	(10)	1,855,094	1,664,020
Property, plant and equipment, net	(12)	3,215,957	3,583,030
Other assets		4,942	6,005
Deferred tax assets	(23)	53,373	68,325
Receivable due from related parties, long-term finance	(8)	100	—

TOTAL ASSETS		7,559,689	7,696,728

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	(15)	(562,093)	(704,060)
Accounts payable — trade		(508,357)	(544,233)
Provisions and accrued liabilities	(16)	(202,057)	(176,821)
Payables to related parties	(8)	(11,830)	(11,254)
Income taxes payable		(22,076)	(12,757)
Other current liabilities	(18)	(167,837)	(206,856)
Deferred income	(17)	(183,010)	(199,510)

TOTAL CURRENT LIABILITIES		(1,657,260)	(1,855,491)

Long-term liabilities
Long-term debt, net of current portion	(19)	(2,750,135)	(2,557,703)
Lease obligations, net of current portion	(20)	(57,365)	(68,684)
Employee benefit obligation	(21)	(111,572)	(109,546)
Provisions long-term	(16)	(72,705)	(85,705)
Deferred tax liabilities	(23)	(44,248)	(50,854)
Other liabilities and deferred income		(42,888)	(49,979)

TOTAL LONG-TERM LIABILITIES		(3,078,913)	(2,922,471)

Stockholders’ equity
Common stock, no par value shares, 560,000,000 authorized (2005: 560,000,000), 500,000,000 issued (2005: 500,000,000), 461,692,527 outstanding (2005: 482,502,894)	(25)	(1,090,500)	(1,090,500)
Treasury shares		654,597	256,396
Additional paid-in capital		(461,640)	(460,128)
Retained earnings		(1,924,746)	(1,624,131)
Revaluation reserve		(375)	(375)
Translation adjustments		(811)	(11)

Equity attributable to equity holders of the parent		(2,823,475)	(2,918,749)

Minority Interests		(41)	(17)

TOTAL STOCKHOLDERS’ EQUITY		(2,823,516)	(2,918,766)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		(7,559,689)	(7,696,728)
see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR ‘000s, except share information)

		twelve months ended
		December 31,
	Notes	2006	2005	2004
Operating revenues	(26)	4,759,560	4,365,247	4,042,868
Other operating income	(27)	59,172	54,812	50,496

Operating expenses
Materials		(385,217)	(350,151)	(327,465)
Employee costs, including benefits and taxes		(768,283)	(698,493)	(692,012)
Depreciation and amortization	(10,11,12)	(1,123,931)	(1,121,440)	(1,114,748)
Impairment charges	(10,11,12)	(10,480)	(17,388)	(1,334)
Other operating expenses	(28)	(1,758,412)	(1,612,909)	(1,488,338)

OPERATING INCOME		772,409	619,678	469,467

Other income (expense)
Interest income		20,050	32,663	17,497
Interest expense		(133,498)	(144,917)	(142,109)
Foreign exchange differences		(405)	1,349	2
(Loss) income from investments		(675)	3,861	10,497
Equity in earnings of affiliates	(4)	20	570	552

INCOME BEFORE INCOME TAXES		657,901	513,204	355,906

Income tax expense	(23)	(96,061)	(104,271)	(135,468)

NET INCOME		561,840	408,933	220,438

Attributable to:
Equity holders of the parent		561,816	408,931	219,835
Minority interests		24	2	603

Basic and fully diluted earnings per share	(25)	1.19	0.84	0.44

Operating revenues include revenues from related parties of		5,349	155	114
Other operating income includes other operating income from related parties of		—	1	1
Operating expenses include operating expenses from related parties of		49,931	41,434	45,393
Interest income includes interest income from related parties of		5	—	1
Interest expense includes interest expense from related parties of		4	—	1
see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR ‘000s, except share information)

		twelve months ended
		December 31,
	Notes	2006	2005	2004
Cash generated from operations
Net income		561,840	408,933	220,438
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	(10,11,12)	1,134,411	1,138,828	1,116,081
Write-offs from and appreciation to investments, net		1,136	284	(5,232)
Employee benefit obligation — non-cash		(372)	3,723	504
Allowance for doubtful accounts	(7,28)	34,323	43,393	23,597
Change in deferred taxes		8,349	62,550	89,012
Equity in earnings of affiliates less than (in excess of) dividends received	(4)	664	(72)	(15)
Stock compensation	(22)	13,015	13,322	4,622
Employee Participation Program	(22)	10,065	—	—
Asset retirement obligation — accretion expense	(16)	3,380	3,187	5,829
Gain on sale of investments		(437)	(4,013)	(11,713)
Loss on disposal / retirement of equipment		1,430	7,839	28,861
Other		(56)	(6,222)	667

		1,767,748	1,671,752	1,472,651

Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade		(32,634)	28,094	(29,292)
Due from related parties		(3,624)	15	11
Inventories		(20,406)	(2,583)	425
Prepaid expenses and other assets		(33,809)	(838)	(26,518)
Accounts payable — trade		(35,486)	(19,581)	(58,564)
Employee benefit obligation		(3,812)	(12,157)	(36,839)
Accrued liabilities		26,584	(13,843)	(49,970)
Due to related parties		576	(817)	(1,570)
Other liabilities and deferred income		(75,208)	(12,389)	48,884

		(177,819)	(34,099)	(153,433)
Cash generated from operations		1,589,929	1,637,653	1,319,218

Cash from investing activities
Capital expenditures, including interest capitalized	(31)	(996,726)	(627,639)	(548,169)
Acquisitions and investments, net of cash acquired		—	(1,185,652)	(2,180)
Sale of subsidiary, net of cash		(445)	—	—
Proceeds from sale of equipment		28,121	24,143	36,213
Purchase of investments — short-term		(6,611)	(48,918)	(51,609)
Purchase of investments — long-term		(4,870)	(1,660)	(1,997)
Proceeds from sale of investments — short-term		7,323	57,220	51,909
Proceeds from sale of investments — long-term		1,598	1,605	6,502

Cash used in investing activities		(971,610)	(1,780,901)	(509,331)

Cash from financing activities
Proceeds from issuance of bonds and long-term debt		300,000	1,168,950	—
Principal payments on bonds		—	(348,616)	(2,180)
Principal payments on long-term debt		(244,478)	(760,543)	(568,110)
Change in short-term borrowings		3,672	214,453	(21,268)
Purchase of treasury stock		(406,754)	(184,465)	(64,161)
Proceeds from sale of treasury stock		—	—	808
Dividends paid	(25)	(261,201)	(117,867)	(64,579)

Cash used in financing activities		(608,761)	(28,088)	(719,490)

Effect of exchange rate changes		(1,167)	(103)	(4,128)

Net increase (decrease) in cash and cash equivalents		8,391	(171,439)	86,269

Cash and cash equivalents at beginning of period		116,756	288,195	201,926
Cash and cash equivalents at end of period		125,147	116,756	288,195
see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in EUR ‘000s, except share information)

	Common stock		Treasury Shares		Additional						Total

	Number of		Number of		paid-in	Retained	Revaluation	Translation		Minority	stockholders’
	shares	Par value	shares	at cost	capital	earnings	reserve	adjustment	Total	interest	equity
Balance January 1, 2004	500,000,000	1,090,500	—	—	460,029	1,177,811	(5,782)	(10,679)	2,711,879	1,502	2,713,381
Change of tax rate	—	—	—	—	—	—	(431)	—	(431)	—	(431)
Net unrealized gains on securities, net of EUR (565) deferred income tax	—	—	—	—	—	—	1,096	—	1,096	—	1,096
Net realized gains on securities, net of EUR 1,368 deferred income tax	—	—	—	—	—	—	(2,655)	—	(2,655)	—	(2,655)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(3,696)	(3,696)	—	(3,696)
Unrealized net gain on hedging activities, net of EUR (2,077) deferred income tax	—	—	—	—	—	—	4,032		4,032	—	4,032
Realized net gain on hedging activities, net of EUR (138) deferred income tax	—	—	—	—	—	—	268		268	—	268

Net income recognized directly in equity	—	—	—	—	—	—	—	—	(1,386)	—	(1,386)

Net income	—	—	—	—	—	219,835	—	—	219,835	603	220,438

Total recognized income for the period	—	—	—	—	—	—	—	—	218,449	—	219,052

Distribution of dividends	—	—	—	—	—	(64,579)	—	—	(64,579)	—	(64,579)
Stock options granted	—	—	—	—	4,622		—	—	4,622	—	4,622
Purchase of treasury shares	—	—	(6,345,442)	(72,977)	—	—	—	—	(72,977)	—	(72,977)
Issue of treasury shares to employees	—	—	89,748	1,046	—	—	—	—	1,046	—	1,046
Acquisition of minority interests	—	—	—	—	—	—	—	—	—	(2,105)	(2,105)

Balance December 31, 2004	500,000,000	1,090,500	(6,255,694)	(71,931)	464,651	1,333,067	(3,472)	(14,375)	2,798,440	—	2,798,440

Net unrealized gains on securities, net of EUR (201) deferred income tax	—	—	—	—	—	—	602	—	602	—	602
Net realized gains on securities, net of EUR 3 deferred income tax	—	—	—	—	—	—	(8)	—	(8)	—	(8)
Foreign currency translation adjustment, net of deferred income tax of EUR (308)	—	—	—	—	—	—	—	14,386	14,386	—	14,386
Realized net gain on hedging activities, net of EUR (1,058) deferred income tax	—	—	—	—	—	—	3,253	—	3,253	—	3,253

Net income recognized directly in equity	—	—	—	—	—	—	—	—	18,233	—	18,233

Net income	—	—	—	—	—	408,931	—	—	408,931	2	408,933

Total recognized income for the period	—	—	—	—	—	—	—	—	427,164	—	427,166

Distribution of dividends	—	—	—	—	—	(117,867)			(117,867)	—	(117,867)
Stock options granted	—	—	—	—	(4,523)	—	—	—	(4,523)	—	(4,523)
Purchase of treasury shares		—	(11,241,412)	(184,465)	—	—	—	—	(184,465)	—	(184,465)
Addition from acquisition	—	—	—	—	—	—	—	—	—	30	30
Acquisition of minority interests	—	—	—	—	—	—	—	—	—	(15)	(15)

Balance December 31, 2005	500,000,000	1,090,500	(17,497,106)	(256,396)	460,128	1,624,131	375	11	2,918,749	17	2,918,766

Net unrealized gain/loss on securities, net of EUR (2) deferred income tax	—	—	—	—	—	—	15	—	15	—	15
Net realized gain/loss on securities, net of EUR 5 deferred income tax	—	—	—	—	—	—	(15)	—	(15)	—	(15)
Foreign currency translation adjustment net of EUR 6 deferred income tax	—	—	—	—	—	—	—	800	800	—	800

Net income recognized directly in equity	—	—	—	—	—	—	—	—	800	—	800

Net income	—	—	—	—	—	561,816	—	—	561,816	24	561,840

Total recognized income for the period	—	—	—	—	—	—	—	—	562,616		562,640

Distribution of dividends	—	—	—	—	—	(261,201)	—	—	(261,201)	—	(261,201)
Purchase of Treasury shares	—	—	(21,310,870)	(406,754)	—	—	—	—	(406,754)	—	(406,754)
Employee Participation Program	—	—	500,503	8,553	1,512	—	—	—	10,065	—	10,065

Balance December 31, 2006	500,000,000	1,090,500	(38,307,473)	(654,597)	461,640	1,924,746	375	811	2,823,475	41	2,823,516

see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in EUR ‘000s)
(1) THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES
Description of business, organization and relationship with the Federal Republic of Austria
     Telekom Austria AG is incorporated as a joint stock corporation (“Aktiengesellschaft”) under the laws of the Republic of Austria and is located in Vienna. Telekom Austria AG and its subsidiaries (the “Company” or “Telekom Austria”) are engaged as full service telecommunications providers of long distance, local and wireless services, corporate data communications services as well as internet services. The Company also provides services through pay phones and supplies telephones and technical equipment for telephone communications. These activities are conducted primarily in Austria, Croatia, Slovenia and Bulgaria.
     The Federal Republic of Austria, through Österreichische Industrie-Holding AG (“ÖIAG”), is a significant shareholder of the Company. ÖIAG’s stake in Telekom Austria has fallen from 30.17% at the end of December 2005 to approximately 25.2% at the end of December 2006 as a consequence of the partial conversion of an exchangeable bond issued by ÖIAG in 2003 and resulting from the sale of approximately 1 million shares through the Vienna Stock Exchange in October 2006.
     In addition to the related party transactions described in note (8), the Federal Republic of Austria authorizes and supervises the Rundfunk und Telekom Regulierungs – GmbH (“RTR”), which regulates certain activities of the Company. The government holds the taxing authority for the Austrian operations of Telekom Austria and imposes taxes such as income and value added taxes on the Company.
     All of the Company’s interests in the mobile communications business are held through mobilkom austria AG and its subsidiaries; collectively these companies are referred to as mobilkom austria.
Basis of presentation
     The Company prepares the accompanying consolidated financial statements in compliance with the provisions of the International Financial Reporting Standards (“IFRS/IAS”), issued by the International Accounting Standards Board (“IASB”), the interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and the interpretation of the Standards Interpretation Committee (“SIC”), effective as of December 31, 2006 and as endorsed by the European Union.
     In December 2004, an amendment regarding “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19, “Employee Benefits”, was issued. The amendment provides options for the recognition of actuarial gains and losses directly in equity. The Company has not adopted the amendment options, but rather continues to apply the corridor approach in accordance with IAS 19.
     The following standards and interpretations were issued, but were not effective for the annual periods beginning on January 1, 2006 or before. The Company has not early adopted these standards and interpretations and is currently evaluating their impact on its consolidated financial statements and disclosures.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)

New standards/interpretations		Effective*
IFRS 7	Financial Instruments: Disclosures (supersedes IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions and the disclosure requirements of IAS 32 Financial Instruments: Disclosure and Presentation)	January 1, 2007
IFRS 8	Operating Segments	January 1, 2009
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	March 1, 2006
IFRIC 8	Scope of IFRS 2	May 1, 2006
IFRIC 9	Reassessment of Embedded Derivatives	June 1, 2006
IFRIC 10	Interim Financial Reporting and Impairment	November 1, 2006
IFRIC 11	IFRS 2 — Group and Treasury Share Transactions	March 1, 2007
IFRIC 12	Service Concession Arrangements	January 1, 2008

Revised standards/interpretations		Effective*
IAS 1	Presentation of Financial Statements – Capital Disclosures (Amendment)	January 1, 2007

*	This standard/interpretation is effective for annual periods beginning on or after the presented date.
     As of December 31, 2005, the Company prepared its financial statements for the first time in accordance with International Financial Reporting Standards (“IFRSs”) and applied IFRS 1 “First-time Adoption of International Financial Reporting Standards”. January 1, 2003 was set as the transition date. Previously the Company had prepared its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
     In note (36), the Company provides a reconciliation of its shareholders’ equity reported under IFRSs to its shareholders’ equity under U.S. GAAP for the end of each period presented. Additionally, a reconciliation is provided for the net income reported under IFRSs for all periods presented to its net income under U.S. GAAP.
     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” or SAB No. 108. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the Company’s balance sheet and statement of operations and the related financial statement disclosures. The Company adopted SAB No. 108 in the fiscal year 2006. The adoption did not have a material impact on the Company’s method of evaluating misstatements, on consolidated financial condition and results of operations.
Principles of consolidation
     The consolidated financial statements of the Company include 15 (2005: 14, 2004: 14) subsidiaries in Austria and 16 (2005:16 and 2004: 9) subsidiaries abroad in which Telekom Austria, either directly or indirectly holds the majority of the voting rights or has the power to govern the subsidiaries’ financial and operating policies. Special purpose entities, irrespective of their legal structure, are consolidated when the Company has the power to govern the financial and operating policies of an entity.
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
     All significant intercompany balances and transactions have been eliminated in consolidation. The subsidiaries included in the consolidated financial statements are listed in note (35).
Financial instruments
     Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the Company loses control of the contractual right that comprises the financial assets. Liabilities are derecognized when the obligation is extinguished. The Company uses the settlement date in recording regular way purchases and sales of financial assets. Derivative financial instruments are recognized at the trade date.
     Financial assets and financial liabilities are initially recognized at cost, which is the fair value of the consideration given or received. Transaction costs are included in the initial measurement.
Cash and cash equivalents
     The Company considers cash in banks and highly liquid investments with remaining maturities of three months or less to be cash and cash equivalents. Money market deposits with remaining maturities of more than three months are classified as short-term investments along with marketable securities.
Marketable securities and other long-term investments
     In accordance with IAS 39, the Company has classified all marketable securities and certain long-term investments as either held-to-maturity or available-for-sale and, therefore, carries these securities at amortized cost or at fair value with unrealized gains and losses recorded in equity (revaluation reserve), net of applicable deferred tax.
     The Company’s policy for determining if an impairment of a security exists is based on a two-step approach, which takes into consideration the significance of the difference between the fair market value and book value of the security as well as the period of time for which such a difference exists. Impairment losses are recognized in other financial expenses when realized and are determined on an individual security basis.
     If there is an indication that the consideration which led to the impairment of the security no longer exists, then the Company would consider the need to reverse all or a portion of the impairment charge.
Derivative financial instruments
     In accordance with IAS 39 (revised 2004) the Company recognizes all financial assets and liabilities, as well as all derivative instruments, as assets or liabilities in the balance sheet and measures all, apart from some exemptions (e.g. held-to-maturity securities, originated financial instruments and liabilities), at fair value, regardless of the Company’s intent. Changes in the fair value of derivative instruments are recognized in income or shareholders’ equity (as revaluation reserve) depending on whether the derivative is designated as a fair value or a cash flow hedge. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
derivative are recognized in the income statement. For derivatives designated as a cash flow hedge, changes in fair value of the effective portion of the hedging instrument are recognized in equity (revaluation reserve) until the hedged item is recognized in the income statement. The ineffective portion of the fair value changes of derivatives designated as cash flow hedges and the fair value changes of derivatives which do not qualify for hedge accounting are recognized in the income statement immediately.
     The Company has entered into foreign currency forward contracts which are accounted for as free standing derivatives. These forward contracts serve as economic hedges of the Company’s operating exposure to fluctuations in foreign currencies. Changes in the fair values of such forward contracts are recorded directly in income.
Fair value of financial instruments
     The carrying amounts of cash, accounts receivable, accounts payable, receivables due from and payables due to related parties and accrued liabilities approximate their fair value. The fair value of securities held-to-maturity and securities available-for-sale is based on quoted market rates. The fair value of long-term debt and swap agreements is determined based on the cash flows from such financial instruments discounted at the Company’s estimated current interest rate to enter into similar financial instruments.
     The fair value of some investments is estimated based on quoted market prices. For other investments — mainly investments in which Telekom Austria does not have a controlling ownership interest, for which there are no quoted market prices available, the Company estimates the fair value to approximate the carrying value based on the financial statements. Such investments are tested for impairment if losses are generated over an extended period of time or if the business environment changes materially.
Inventories
     Inventories consist of merchandise sold in retail shops and material and spare parts used for the construction and maintenance of networks, mainly for the Company’s own use. Inventories are valued at the lower of cost or net realizable value; cost being determined on the basis of weighted average cost. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion if any and selling expense. The Company assumes that replacement costs are the best measure of the net realizable value for spare parts and material used for construction and maintenance.
Trade accounts receivable
     Trade accounts receivable are valued at cost or lower recoverable amount. The Company estimates the portion of its outstanding receivables that are uncollectible based on aging schedules. Based on historical experience, uncollectibility is estimated as an increasing percentage of each aging category. Additionally, the Company records an allowance for specific customers if circumstances indicate uncollectibility.
Property, plant and equipment
     Property, plant and equipment are stated at cost, which includes certain costs that are capitalized during the installation and expansion of the telecommunications network including material, payroll, direct overhead and interest costs as well as the present value of estimated decommissioning and restoration obligations. Government grants are deducted from the acquisition or manufacturing costs. Value added tax (“VAT”), which is charged by

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
suppliers and refunded by the tax authorities, is not included in cost. Plant and equipment under finance leases are stated at the lower of present value of minimum lease payments or fair value.
     Depreciation on plant and equipment is calculated using the straight-line method and the estimated useful lives of the assets. Plant and equipment under finance lease and leasehold improvements are amortized using the straight-line method over the lease term or the estimated useful life of the asset, whichever is shorter.
     The useful lives are:

Years
Transmission equipment	3 – 10
Cables and wires	15 – 20
Communications equipment	4 – 20
Furniture, fixtures and other	2 – 10
Buildings and leasehold improvements	5 – 50
     Maintenance and repairs are expensed as incurred while replacements and improvements are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in other operating expenses or other operating income.
Goodwill and other intangible assets
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are tested for impairment in accordance with IFRS 3 “Business Combinations”, IAS 38 “Intangible assets” and IAS 36 “Impairment of Assets” at least annually, but also on an interim basis if an event or circumstance indicates that an asset may be impaired. Other intangible assets with estimable useful lives are amortized over their respective useful lives to their estimated residual values and reviewed for impairment if an event or circumstance indicates that an asset may be impaired.
     Irrespective of whether there is any indication of impairment, goodwill, intangible assets with indefinite useful lives or intangible assets not yet available for use are tested for impairment every year in the fourth quarter by comparing their carrying amounts with their recoverable amounts. Different intangible assets may be tested for impairment at different times. However, if such an intangible asset was initially recognized during the current annual period, that intangible asset shall be tested for impairment before the end of the current annual period.
     For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated shall: (a) represent the lowest level within the entity at which the goodwill is monitored for internal management purposes; and (b) not be larger than a segment based on either the entity’s primary or the entity’s secondary reporting format. A cash-generating unit to which goodwill has been allocated shall be tested for impairment annually by comparing the carrying amount of the unit, including the goodwill with the recoverable amount of the unit. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use.
     The Company performs these impairment tests by estimating the value in use. Value in use is determined by estimating the future cash flows of the cash generating unit based on the business plans, which are prepared for periods of four years and which are based on historical performance and management’s best estimates about future developments. The growth rates in the business plan reflect the weighted average growth rates based on market

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
estimates. Estimated cash flow projections beyond the period covered by the business plan are based on steady growth rates for subsequent years and do not exceed the long-term average growth rate for the industries and the country in which the cash generating unit operates.
     If the recoverable amount of the unit exceeds the carrying amount of the unit, the unit and the goodwill allocated to that unit shall be regarded as not impaired. If the carrying amount of the unit exceeds the recoverable amount of the unit, the entity shall recognize the impairment loss. The impairment loss shall be allocated first to the carrying amount of any goodwill allocated to the cash generating unit (group of units), and then to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units). These reductions in carrying amounts shall be treated as impairment losses on individual assets.
     In each reporting period, the Company is required to reevaluate its decision that an intangible asset has an indefinite useful life. Brand names are classified as intangible assets with indefinite useful life based on an analysis of product life cycles, contractual and legal control and other pertinent factors.
     Amortizable intangible assets are stated at cost and are amortized using the straight-line method over their estimated useful lives, as shown below:

Years
Wireless and wireline licenses	4 — 20
Patents and proprietary rights	2 — 20
Subscriber base	3 — 7
Software	2 — 8
Other	10 — 30
     Intangible assets amortized over more than 20 years relate to indefeasible right of use of cable fiber or wave length over a fixed period of time. The indefeasible right is amortized over the term of the contract.
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
Impairment of intangible and tangible fixed assets
     In the event that facts and circumstances indicate that the Company’s tangible or intangible fixed assets, regardless of whether they are to be held and used or to be disposed of, may be impaired, an evaluation of recoverability is performed. In accordance with IAS 36, an impairment loss is recognized when an asset’s carrying amount exceeds the higher of its fair value less costs to sell or its value in use. Fair value less costs to sell is the amount obtainable from the sale of the asset in an arm’s length transaction less the cost of the disposal. Value in use is based on the discounted cash flows expected to arise from the continued use of the asset and from its disposal at the end of its useful life. Any resulting impairment loss is recorded in the income statements in “operating expenses”.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     In each reporting period, the Company is required to reevaluate its decision that an intangible asset has an indefinite useful life. If an intangible asset with an indefinite useful life is subsequently determined to have a finite useful life, the intangible asset is written down to its fair value if lower than its carrying amount and amortized prospectively based on its remaining useful life.
     If there is any indication that the considerations which led to impairment no longer exist, the Company would consider the need to reverse all or a portion of the impairment charge.
Changes in existing decommissioning, restoration and similar liabilities
     In accordance with IAS 16 ”Property, Plant and Equipment”, the cost of an item of property, plant and equipment includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located. The resulting liability is measured in accordance with IAS 37. The effects of changes in the measurement of existing decommission, restoration and similar liabilities is accounted for in accordance with the provisions of IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities”. The provisions require that an increase of the liability that reflects the passage of time shall be recognized in profit and loss. Changes in the measurement of these liabilities resulting from changes in the estimated timing or amount of the outflow of resources or changes in the discount rate shall be added or deducted from the cost of the assets in the current period. The amount deducted from the assets shall not exceed its carrying amount. If the adjustment results in an addition to the assets, it shall be considered whether there is an indication that the new carrying amount of the asset may not be fully recoverable. If there is such an indication, the asset shall be tested for impairment and any impairment losses shall be accounted for.
Assets held for sale
     In accordance with IFRS 5 “Non-current Assets held for Sale and Discontinued Operations”, assets held for sale are measured at the lower of their carrying value and fair value less costs to sell, are no longer depreciated and are classified separately on the face of the balance sheet as assets held for sale. The net gain or loss on the sale of assets held for sale is recorded together with gains and losses from retirement of equipment either in other operating expenses or other operating income.
Advertising and promotional costs
     Advertising and promotional costs are expensed as incurred.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
Research and development costs
     In accordance with IAS 38, research costs, defined as costs of original and planned research performed to gain new scientific or technical knowledge and understanding, are expensed as incurred. Development costs are defined as costs incurred to achieve technical and commercial feasibility. If development costs cannot be separated from research costs or the regulatory and other uncertainties inherent in the development of the Company’s new key products are so high that the requirements set out in IAS 38 are not met, then the development costs are expensed as incurred.
     Research and development costs are expensed as incurred and totaled EUR 41,320, EUR 43,031 and EUR 42,387 for the years ended December 31, 2006, 2005 and 2004, respectively, and are classified based on their origination as personnel, depreciation or operating expenses in the consolidated statement of operations.
Income taxes
     Income taxes are estimated for each of the tax jurisdictions in which Telekom Austria and its subsidiaries operate involving specific calculations of the expected actual income tax exposure for each taxable entity. Under IAS 12 (revised 2000), “Income Taxes”, deferred tax assets and liabilities are recognized for all temporary differences between the carrying amount of assets and liabilities in the consolidated financial statements and their tax bases, tax credits and operating loss carry-forwards. For purposes of calculating deferred tax assets and liabilities, the Company uses the rates that have been enacted or substantively enacted at the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the legislation is substantively enacted. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the credits and tax loss carry-forwards can be applied.
     Investment tax credits are recognized as a reduction of income taxes in the period in which those credits are granted. Accrued income taxes cover obligations for the current and for prior periods.
Earnings per share
     Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding for the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per share are calculated by adjusting the weighted average number of shares for the effect of the stock option plans. No adjustments to net income were necessary for the computation of diluted earnings per share. The diluted earnings per share were calculated under the assumption that all potentially dilutive options are exercised. Due to its past experience and management’s intention to settle employee stock options in cash, no related dilutive effect has been considered in 2006 and 2005 for the Stock Option Plan 2004.
Accrued liabilities
     An accrued liability is recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated. Accrued liabilities relating to personnel and social costs are valued at their net present value.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
Leases
     Leases in terms of which the Company assumes substantially all the risks and rewards of ownership as a lessee are classified as finance leases; otherwise, they are classified as operating leases. Plant and equipment acquired by way of finance leasing is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.
     If substantially all risks and rewards are attributable to the Company as a lessor, the leased asset is recognized by the Company. Measurement of the leased asset is then based on the accounting policies applicable to that asset in accordance with IAS 16. The lease payments are recognized over the term of the lease contract in profit or loss as earned.
Employee benefit obligations
     The Company provides retirement benefits under defined contribution and defined benefit plans.
     In the case of defined contribution plans, the Company pays contributions to publicly or privately administered pension or severance insurance plans on a mandatory or contractual basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due.
     All other employee benefit obligations are unfunded defined benefit plans for which the Company records accruals. The accruals are calculated using the projected unit credit method in accordance with IAS 19 (revised 2002), “Employee Benefits”. The future benefit obligations are valued using actuarial methods on the basis of an appropriate assessment of the discount rate, rate of compensation increase, rate of employee turnover and rate of increase of pensions. For severance and pensions, the Company recognizes a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognized actuarial gains and losses at the end of the reporting period exceed the corridor of 10% of the projected benefit obligation. The excess is amortized over the expected remaining service period. For service awards, actuarial gains and losses are recognized immediately.
     According to IAS 19.118, companies may distinguish between current and non-current assets and liabilities arising from post-employment benefits. Telekom Austria applied this distinction in its financial statements according to IFRS as of December 31, 2006 and reclassified amounts presented in 2005 and 2004 to conform to 2006 for comparability purposes.
Concentration of risks
     A portion of the Company’s revenue is derived from services provided to other companies in the telecommunications industry, mainly to alternative telecommunications and cellular companies and internet online services. As a result, the Company has some concentration of credit risk in its customer base. The Company performs ongoing credit evaluations of its large customers’ financial condition to support the recoverability of its receivables. As of the balance sheet date, the Company does not have any significant concentrations of business transacted with a particular supplier or lender nor does the Company have any concentration of available sources of labor, services, franchises, or licenses or other rights that could, if suddenly eliminated, severely impact operations. The Company invests its cash with various high-quality credit institutions.
     Through its expansion into the Central Eastern European (CEE) region, Telekom Austria operates in markets that have been experiencing political and economic change. This circumstance has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the CEE region

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
involve uncertainties, including tax uncertainties, that typically do not exist in other markets. The accompanying consolidated financial statements reflect management’s assessment of the impact of the CEE business environment on the operations and the financial position of the Company. The future business environment may differ from management’s assessment.
Foreign currency translation
     The consolidated financial statements of Telekom Austria are expressed in Euro (“EUR” or ”€”).
     Financial statements of subsidiaries where the functional currency is a currency other than the Euro are translated using the functional currency principle. For these entities, assets and liabilities are translated using the year-end exchange rates, while revenues and expenses are translated using the average exchange rates prevailing during the year. Equity is translated at historical exchange rates. Adjustments for foreign currency translation fluctuations are excluded from net income and are reported as a separate component of shareholders’ equity. The foreign currency translation adjustment, classified in equity, is not recognized in profit or loss until the disposal of the respective operation.
     Telekom Austria’s Slovenian subsidiaries, Si.mobil and TA Mreža, changed their functional currencies from Slovenian Tolar to the Euro as a result of the adoption of the Euro as national currency in Slovenia as of January 1, 2007.
     Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other operating income or other operating expenses.
     The following table provides the exchange rates for the currencies in which the Company conducts most of its transactions:

	Balance sheet rates for 1 Euro			Average exchange rates for 1 Euro
	at December 31,			for the period ended December 31,
	2006	2005	2004	2006	2005	2004
Bulgarian Lev (BGN)	1.9558	1.9563	1.9559	1.9558	1.9558	1.9530
Croatian Kuna (HRK)	7.3504	7.3715	7.6712	7.3254	7.4038	7.4943
Czech Koruna (CZK)	27.4850	29.0000	30.4640	28.3460	29.7803	31.9062
Hungarian Forint (HUF)	251.7700	252.8700	245.9700	264.2746	247.9480	251.6906
Serbian Dinar (CSD)	79.0000	—	—	78.8852	—	—
Slovak Koruna (SKK)	34.4350	37.8800	38.7450	37.2354	38.5928	40.0270
Slovenian Tolar (SIT) *	239.6400	239.5000	239.7600	239.5956	239.5698	239.0826
US Dollar (USD)	1.3170	1.1797	1.3621	1.2548	1.2446	1.2432

*	Converted to Euro at a rate of 239.640 as of January 1, 2007.
Revenue recognition
     Wireline
     The Company generates revenues from fixed line services to individuals, commercial and non-commercial organizations and other national and foreign carriers. Fixed line services include access fees, domestic and long

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
distance services, including internet, fixed to mobile calls, international traffic, voice, value-added services, interconnection, call center services and public payphone services.
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
     The Company has entered into a limited number of agreements with other telecommunication operators outside of Austria whereby the Company has granted some pre-defined access to existing capacity on its physical network in return for similar access to the physical network of the counterparty. The Company does not recognize revenue or an obligation to the counterparty under such agreements apart from the trade revenue arising from subscriber transactions under normal tariff plans. The benefits and costs of such swap agreements will be reflected in the Company’s results of operations in the periods in which they are realized through reduced interconnection obligations and revenues, respectively.
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
     Certain prepaid usage services in the mobile communications segment are billed in advance resulting in deferred revenues. These fees are amortized over the period the service is provided. Cash discounts and incentives are accounted for as a reduction in revenues when granted. Customer acquisition costs are recognized pro-rata over the contract period as marketing expense when a service contract exists.
     Certain arrangements that the Company enters into provide for the delivery of multiple deliverables by the Company. These multiple element arrangements typically include the sale of a handset, activation fee and phone service contract. In general, the Company determines that such arrangements are separated in two separate “units of accounting” based on a determination of a separable value to the customer. The total arrangement consideration is allocated to the units of accounting based on the relative fair value and after taking into consideration any contingent revenue.
     Activation revenues and direct incremental expenses are generally recognized over the average expected contract term. When direct incremental expenses exceed revenues, the excess is expensed. Activation fees do not have a standalone value to customers and are therefore allocated as part of the arrangement consideration according to the relative fair value method to the units of accounting.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     Other service revenues are recognized when delivered and accepted by customers and when services are provided in accordance with contract terms.
Interest, royalties and dividends
     Interest is recognized using the effective interest method in accordance with IAS 39. Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement; dividends are recognized when the shareholder’s right to receive payment is established.
Share-based compensation
     The Company accounts for share-based employee compensation in accordance with IFRS 2 “Share-based Payment”. In accordance with the provisions of IFRS 2, share-based employee compensation is measured at fair market value at the grant date by reference to the fair value of the equity instruments granted, taking into account the terms and conditions upon which those equity instruments were granted. The cost of employee compensation so determined is expensed over the required service period. Depending on the settlement of share-based payment transactions either in equity instruments or cash, the Company records an increase in equity or a liability. If the share-based payment transaction is settled in cash, the resulting liability is re-measured periodically.
Use of estimates
     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and of contingent liabilities reported at the end of any given period and the reported amounts of revenues and expenses for that reported period. Actual results may differ from these estimates.
     Management has made judgments in the process of applying the Company’s accounting policies. Additionally, at the balance sheet date management has made the following key assumptions concerning the future and has identified other key sources of estimation uncertainty at the balance sheet date which bear a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:
a)	Employee benefit plans: The valuation of the various pension and other post-employment benefit plans is based on the methodology used applying various parameters, including the expected discount rate, rate of compensation increase, rate of employee turnover and pension and salary increase (see note (21)). If the relevant parameter develops, in a materially different manner than expected, this could have a material impact on the defined benefit obligation and subsequently on net periodic pension and service cost.

b)	Impairments: The impairment analysis for goodwill, other intangible assets and tangible assets is generally based upon discounted estimated future net cash flows from the use and eventual disposal of the assets. Factors such as lower than anticipated sales and the resulting decreases in net cash flows and changes in the discount rates used could lead to impairments. For more information on the carrying value of goodwill, other intangible assets and tangible assets, see notes (10), (11) and (12).

c)	Employee incentive plans: The stock option plans are measured based on the fair value of the options on the grant date and every subsequent reporting date. The estimated fair value of these options is based on parameters such as volatility, interest rate, share price, term of the option, expected exercise pattern and expected dividend yield. Compensation expense and liabilities could materially differ from the estimated amount as of the balance sheet date if the used parameters were to change (see note (22)).

d)	Deferred taxes: In assessing the recoverability of deferred tax assets, management considers whether it is probable that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. If the Company does not generate sufficient taxable income, deferred tax assets cannot be used and will not be recognized (see note (23)).
(2) BUSINESS COMBINATIONS
     In accordance with IFRS 1, all business combinations prior to January 1, 2003 have been accounted for applying the regulations of U.S. GAAP, the previously applied GAAP. Under these regulations all acquisitions have been accounted for under the U.S. GAAP purchase method, with the excess of the purchase price over the estimated fair value of the net assets acquired accounted for as goodwill. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition. In accordance with IFRS 3, IAS 38 and IAS 36, goodwill and intangible assets with an indefinite life are not amortized but tested for impairment at least annually.
     On July 12, 2005, the Company acquired 100% of Mobiltel EAD (“Mobiltel”), a Bulgarian mobile communications operator. Consequently, the Company includes the results of operations of Mobiltel in the Company’s consolidated financial statements starting from July 12, 2005. The aggregate purchase price amounted to EUR 1,214,268 in cash, including direct cost of acquisition of EUR 7,155, an option price of EUR 80,000 under a call option agreement concluded in December 2004 to purchase Mobiltel and a deferred consideration of EUR 181,871 which was paid in December 2005. Mobiltel is reported in the wireless segment.
     In November 2005, Mobiltel merged with its parent company, TAG-Tel EAD. As a result of this transaction, the majority of the accounting bases of the net assets acquired also became the new bases for tax purposes taking into consideration any tax uncertainties that existed at the date of purchase. Telekom Austria recognized goodwill of EUR 565,963 which was fully tax deductible until December 31, 2006 (see also note (23)). As part of this acquisition, the Company also recognized an indefinitive-lived brand name of EUR 262,991 and amortizable intangible assets of EUR 647,317.
     In accordance with IFRS 3, Telekom Austria finalized its purchase price allocation of the acquisition of Mobiltel in the third quarter 2006. This resulted in an increase in goodwill, deferred tax liabilities and income taxes payable. Accordingly, 2005 comparative financial statements were adjusted. Total goodwill was increased by EUR 39,450 and amounted to EUR 605,413 as of the acquisition date July 12, 2005.
     The following table summarizes the final estimated fair values of the assets acquired and liabilities assumed:

Current assets	110,974
Tangible assets	234,463
Intangible assets	910,308
Deferred tax assets from acquisition	7,003
Goodwill	605,413

Current liabilities	(380,546)
Long-term liabilities	(273,347)

Net assets acquired	1,214,268

     The factors contributing to goodwill are assets acquired which are not separately recognized such as an assembled and trained work force, market shares as well as access to customers.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The estimated fair value, by class of intangible assets, was as follows:

Wireless operating licenses	98,989
Subscriber base	508,682
Brand name	262,991
Software	39,568
Other	78

Total intangible assets acquired	910,308

     The brand name is classified as an intangible asset with an indefinite useful life based on an analysis of product life cycles, contractual and legal control and other pertinent factors, and therefore is not subject to amortization but is tested for impairment annually. Recognized intangible assets related to wireless operating licenses, subscriber base and software that have weighted average remaining useful lives of 10.7, 7 and 5 years, respectively.
     The unaudited pro forma consolidated operating revenues including other operating income, net income and earnings per share for the year ended December 31, 2005, as if Mobiltel had been acquired at the beginning of 2005, are estimated to be:

		Unaudited
	Actual	Pro forma
	Dec. 31,	Dec. 31,
	2006	2005
Operating revenues	4,759,560	4,682,039
Net income	561,840	471,483

Weighted average number of common shares outstanding	472,668,763	489,050,517
Basic and fully diluted earnings per share	Euro 1.19	Euro 0.96
     The unaudited pro forma results include amortization of intangible assets, depreciation of the fair value for property, plant and equipment and intangible assets, interest expense on debt assumed to finance the acquisition and income taxes as well as other adjustments including amortization on fair value adjustments to long term debts. The pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each period presented, nor are they necessarily indicative of future consolidated results.
     Mobiltel had the following carrying amounts of assets and liabilities in accordance with IFRSs immediately before the acquisition:

Current assets (including cash and cash equivalents acquired of EUR 28,638)	102,929
Tangible assets	268,148
Intangible assets	758,409
Goodwill	30,671

Current liabilities	(371,814)
Long-term liabilities	(209,341)
Deferred tax liabilities	(7,576)

Net assets	571,426

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(3) FINANCIAL ASSETS LONG-TERM
     Financial assets long-term consist of the following:

At December 31,	2006	2005
Other investments	748	748
Other financial assets, long-term	995	1,206
Marketable securities, long-term (note (6))	15,132	15,239
Deposits cross border lease (note (20))	60,185	69,620

Financial assets, long-term	77,060	86,813

     The carrying amount of other investments is measured at cost. In 2004, the Company sold investments with a carrying amount of EUR 1,189 and recognized a gain of EUR 506.
     In 2006, 2005 and 2004, the Company recognized an impairment charge on financial assets long-term of EUR 1,136, EUR 284 and EUR 716, respectively.
(4) INVESTMENTS IN ASSOCIATES
     On March 1, 2006 the Company sold 16.667% of its stake in paybox austria GmbH to One GmbH for a sales price of EUR 200 and recognized a gain of EUR 228. As a consequence of significant participation rights given to the buyer, Telekom Austria can no longer exercise control but only has significant influence and consequently accounts for paybox using the equity method of accounting. The investment in paybox austria GmbH is presented in the wireless segment.
     As of December 31, 2006, 2005 and 2004, the investments in associates also included a 26.00% interest in Omnimedia Werbegesellschaft mbH (“Omnimedia”) and a 25.10% interest in Output Service GmbH. Both investments are held in the wireline segment.
     The reporting date of Omnimedia is June 30, but it provides the Company with interim quarterly financial statements, which are used for the recognition of the Company’s share of income as of December 31, 2006.
     A roll forward of the investments in associates is as follows:

	2006	2005	2004
January 1,	3,642	3,570	3,555
Dividends received	(684)	(498)	(537)
Recognized income	20	570	552
Additions	1,059	—	—
Change in reporting entities (paybox)	362	—	—

December 31,	4,399	3,642	3,570

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     A summary of aggregated financial information as reported by equity investees is as follows:

Year ended December 31,	2006	2005	2004
Revenues	14,844	6,308	6,506
Operating income	2,799	3,482	3,466
Net income	1,371	2,186	2,117
     For paybox, the aggregate financial information presented above includes the revenues, operating expenses and net income for the period March 1, until December 31, 2006 only.

At December 31,	2006	2005
Total current assets	43,152	39,018
Total assets	44,352	39,501
Current liabilities	39,711	36,167
Long-term debt	1,978	1,480
Total liabilities	41,689	37,647
Total stockholders’ equity	2,662	1,854
(5) SHORT-TERM INVESTMENTS
     Financial assets short-term consist of the following:

At December 31,	2006	2005
Marketable securities short-term (note (6))	8,003	7,300
Deposits and cross border lease (note (20))	6,527	7,826

Short-term investments	14,530	15,126

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(6) MARKETABLE SECURITIES
     Marketable securities are classified as available-for-sale or held-to-maturity and unrealized holding gains and losses per category are as follows:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	holding gains	holding losses	value
At December 31, 2006
Available-for-sale
debt securities	5,467	27	76	5,419
equity securities	119	—	6	114
mutual funds	17,057	550	5	17,602

At December 31, 2005
Available-for-sale
debt securities	5,363	104	27	5,440
equity securities	119	—	1	118
mutual funds	10,472	442	24	10,890
Held-to-maturity	6,091	—	—	6,091
     The contractual maturities of debt securities classified as held-to-maturity at December 31, 2005 were less than one year.
     Proceeds from sales of securities available-for-sale amounted to EUR 1,605, EUR 6,262 and EUR 8,740 and gross realized gains were EUR 19, EUR 3,123 and EUR 2,124 in 2006, 2005 and 2004, respectively. In 2006, a loss of EUR 16 was also realized from the sale. The specific identification method was used to determine the cost in computing realized gains and losses.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The unrealized losses on the investment in mutual funds, corporate bonds and equity securities were caused by fluctuations in the capital markets. The Company considers the fluctuation of the fair value of these investments to be temporary and therefore did not record any impairment. The fair value information and incurred but unrecognized losses for marketable securities held by the Company are presented below:

	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
		unrealized		unrealized		unrealized
	Fair value	holding losses	Fair value	holding losses	Fair value	holding losses
At December 31, 2006
Non-current assets
Available-for-sale
debt corporate securities	1,269	76	—	—	1,269	76
equity securities	114	6	—	—	114	6
mutual funds	—	—	10,983	5	10,983	5

Total	1,383	82	10,983	5	12,366	87

At December 31, 2005
Non-current assets
Available-for-sale
debt corporate securities	1,838	27	—	—	1,838	27
equity securities	118	1	—	—	118	1
mutual funds	—	—	4,948	23	4,948	23

Total	1,956	28	4,948	23	6,904	51

(7) ACCOUNTS RECEIVABLE — TRADE
     The roll-forward of the allowance for accounts receivable-trade is as follows:

	2006	2005
Allowance beginning of the year	148,624	113,710
Foreign currency adjustment	121	762
Change in reporting entities	(175)	27,763
Released	(2,971)	(3,432)
Charged to expenses	37,294	46,825
Amounts written-off	(48,188)	(37,004)

Allowance at the end of the year	134,705	148,624

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)

At December 31,	2006	2005
Accounts receivable-trade — domestic, gross	822,107	812,221
Accounts receivable-trade — foreign, gross	25,032	50,684
Allowances	(134,705)	(148,624)

Accounts receivable-trade, net	712,434	714,281

     As of December 31, 2006 and 2005, EUR 483,769 and EUR 481,793 of these receivables were held in trust under the securitization program described in note (15).
     In the period ended December 31, 2006 the rate of allowance was reduced from 3.0% to 1.8% in the wireline segment based on historic experience. This change in estimate resulted in a reduction of expenses amounting to EUR 2,264.
(8) RELATED PARTY TRANSACTIONS
     Related parties consist of the majority shareholder ÖIAG, associated companies, key management personnel including certain authorized officers, the Management Board and members of the Supervisory Board of Telekom Austria AG.
     The disclosures below present balances and transactions relating to the Company’s majority shareholder ÖIAG. None of the individual accounts associated with government agencies or government-owned entities is considered significant to the Company.
     The terms of services provided by Telekom Austria to government entities are generally based on standard pricing policies. However, the Company is obligated to provide voice telephone services for disadvantaged individuals at reduced tariffs for which it is entitled to appropriate compensation from the government on a contractual basis. Beginning January 1, 2001, the contract with the government specifies the reimbursement of Euro 13.81 per customer per month, which is recorded as revenue in the service period. The total reimbursement was EUR 40,468, EUR 41,298 and EUR 40,303 in 2006, 2005 and 2004, respectively.
     On June 28, 2001, a partner in a law firm which provides legal services to the Company was elected to the Supervisory Board. In 2006, 2005 and 2004, respectively, the Company was charged EUR 526, EUR 464 and EUR 640 for legal services by that law firm.
     For the year ended December 31, 2006, of the total accounts receivable EUR 3,272 related to paybox and originate from prepaid cards sold to paybox for resale.
     For the years ended December 31, 2006 and 2005, of the total accounts payable EUR 11,095 and EUR 11,239, respectively, related to Omnimedia and originated from advertising and marketing services provided to the Company.
     For the year ended December 31, 2006, of the total revenues EUR 5,201 related to paybox and originated from prepaid cards sold to paybox.
     For the years ended December 31, 2006, 2005 and 2004, respectively, EUR 47,119, EUR 40,629 and EUR 44,440 of other expenses mainly relate to advertising and marketing services provided by Omnimedia.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     Concurrently to the sale of 16.667% of its stake in paybox austria GmbH in March 2006 (also see note (4)), the Company also granted a loan of EUR 100 to paybox austria GmbH which was outstanding as of December 31, 2006 and classified as a long-term receivable due from related parties.
     The following is the detail of revenues from and expenses charged to related parties:

Year ended December 31,	2006	2005	2004
Revenues	5,349	155	114
Other operating income		1	1
Expenses	49,931	41,434	45,393
Interest income	5	—	1
Interest expenses	4	—	1
(9) INVENTORIES
     Inventories consist of:

At December 31,	2006	2005
Spare parts, cables and supplies	51,199	44,209
Merchandise	59,946	46,616
Prepayments	154	88

Inventories	111,299	90,913

     As of December 31, 2006 and 2005, the carrying amount of inventories carried at fair value less cost to sell amounted to EUR 65,595 and EUR 62,460. The Company recognized an expense of EUR 16,806, EUR 15,517 and EUR 11,998 as a write-down of inventories in 2006, 2005 and 2004, respectively.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(10) OTHER INTANGIBLE ASSETS

					Advances/
				Customer	construction in
	Licenses	Brand names	Software	base	progress/other	Total
Cost
Balance at January 1, 2005	569,863	173,948	441,223	138,504	136,616	1,460,154
Additions	4,390	—	58,300	69	35,435	98,194
Disposals	—	—	(68,463)	—	(9,603)	(78,066)
Transfers	565	—	28,623	—	(25,248)	3,940
Translation adjustments	1,251	955	1,656	982	170	5,014
Changes in reporting entities	115,117	262,991	57,969	591,846	6,713	1,034,636

Balance at December 31, 2005	691,186	437,894	519,308	731,401	144,083	2,523,872

Additions	7,614	—	72,217	—	356,202	436,033
Disposals	(3)	—	(65,941)	—	(3,830)	(69,774)
Transfers	202	—	36,671	—	(27,967)	8,906
Translation adjustments	160	140	275	234	105	914
Changes in reporting entities	—	—	(462)	—	—	(462)

Balance at December 31, 2006	699,159	438,034	562,068	731,635	468,593	2,899,489

Accumulated depreciation
Balance at January 1, 2005	(210,433)	—	(295,927)	(55,149)	(55,895)	(617,404)
Additions	(42,860)	—	(77,694)	(59,583)	(12,397)	(192,534)
Disposals	—	—	67,589	—	8,574	76,163
Transfers	—	—	(1,921)	—	1,929	8
Translation adjustments	(327)	—	(983)	(350)	(98)	(1,758)
Changes in reporting entities	(16,128)	—	(25,011)	(83,164)	(24)	(124,327)

Balance at December 31, 2005	(269,748)	—	(333,947)	(198,246)	(57,911)	(859,852)

Additions	(48,735)	—	(96,747)	(95,970)	(11,259)	(252,711)
Impairments	—	—	—	—	(1,048)	(1,048)
Disposals	1	—	65,730	—	3,740	69,471
Translation adjustments	(58)	—	(145)	(53)	(32)	(288)
Changes in reporting entities	—	—	32	—	—	32

Balance at December 31, 2006	(318,540)	—	(365,077)	(294,269)	(66,510)	(1,044,396)

Carrying amount at
December 31, 2006	380,619	438,034	196,991	437,366	402,083	1,855,094
December 31, 2005	421,438	437,894	185,361	533,155	86,172	1,664,020
     As of December 31, 2006 and 2005, EUR 9,726 and EUR 13,129, respectively, of the total carrying value of software and EUR 2,374 and EUR 1,876 of additions to software related to self-developed software.
     As of December 31, 2006 and 2005, respectively, EUR 356,792 and EUR 40,436 of the total carrying value of advances/construction in progress/other related to advances and construction in progress.
     Interest capitalized for the years ended December 31, 2006, 2005 and 2004, totaled EUR 1,405, EUR 1,351 and EUR 95, respectively.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     Licenses are recorded at cost and amortized on a straight-line basis over the estimated useful life. The major terms of the material license agreements as granted periods and total cost incurred were as follows:

	GSM licenses	UMTS licenses
Granted until	2009 – 2015	2020 – 2025
License cost	444,028	259,927
     In the fourth quarter 2006, the Company acquired the third license (GSM and UMTS) in Serbia for a purchase price of EUR 320,000. The license is not yet in use and therefore shown in Advances/constructions in progress/Other. The granted license is valid for ten years with the option of automatic renewal for another ten years. The license conditions include a requirement to launch operations within 6 months and to provide specified coverage levels of the population as well as of the three major highways within specified time periods after the grant date.
     Additionally, in the fourth quarter 2006, Si.mobil, the Slovenian wireless subsidiary, acquired UMTS frequencies for Slovenia for a purchase price of EUR 6,500. The usage of frequencies is valid for 15 years with the option to extend the term.
     The Company holds licenses to operate as a telecommunications service provider from the Austrian, Croatian, Slovenian, Bulgarian, Serbian and Liechtenstein regulatory authorities.
     In the period ended December 31, 2006, EUR 1,048 of indefeasible rights of use (IRUs) of sea cables were impaired due to lack of capacity usage. In 2005, no impairment charges were recorded.
     The total carrying amount of intangible assets not subject to amortization was EUR 438,034 and EUR 437,894 as of December 31, 2006, and 2005. These amounts relate entirely to the value of brand names in the wireless segment. The slight increase in 2006 was caused by foreign exchange differences while the increase in 2005 was mainly due to the acquisition of Mobiltel (see note (2)). An impairment test in accordance with IFRS 3, as described in note (11), was performed for brand names in the fourth quarter of each year presented. The parameters applied were the same as for the impairment testing of goodwill.
     As of December 31, 2006 and 2005, the brand names were allocated to the following cash generating units within the wireless segment as follows:

	2006	2005
mobilkom austria	145,860	145,860
Si.mobil telekomunikacijske storitve d.d.	3,148	3,150
Vipnet d.o.o	26,021	25,947
Mobiltel EAD	263,005	262,937

Total wireless segment	438,034	437,894

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The following table presents expected amortization expense related to amortizable intangible assets for each of the following periods:

2007	237,925
2008	218,547
2009	188,896
2010	170,960
2011	138,265
Thereafter	462,467
(11) GOODWILL
     The following tables illustrate the changes in net book value of goodwill by segment for the periods ended December 31, 2006 and 2005:

	Wireline	Wireless	Total
Goodwill at January 1, 2005	32,317	563,999	596,316
Acquisitions	—	605,421	605,411
Impairment	(16,317)	—	(16,317)
Translation adjustment	347	2,589	2,946

Goodwill at December 31, 2005	16,347	1,172,009	1,188,356
Impairment	—	(8)	(8)
Translation adjustment	—	266	266

Goodwill at December 31, 2006	16,347	1,172,267	1,188,614

     As of December 31, 2006 and 2005, the accumulated impairment of fully consolidated companies charged totaled EUR 176,919.
     For the purpose of impairment testing, goodwill is allocated to the cash generating units that expect to benefit from the synergies of the combination:

December 31,	2006	2005
Goodwill wireless
mobilkom austria	364,000	364,000
Si.mobil telekomunikacijske storitve d.d.	136,259	136,340
Vipnet d.o.o	66,565	66,374
Mobiltel EAD	605,443	605,295

Total wireless	1,172,267	1,172,009

Goodwill wireline
Telekom Austria AG	15,107	15,107
World Direct	1,240	1,240

Total wireline	16,347	16,347

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The following parameters were applied for impairment testing of Goodwill in 2006: growth rates: wireline -1.0% to 2.0%, wireless 2.0% to 3.0%; interest rates: wireline 9.0%, wireless: 8.5% to 9.6%. In 2005, the applied growth rates ranged from -1.0% to 2.0% in the wireline segment and from 2.0% to 3.5% in the wireless segment; the interest rates ranged from 8.5% to 10.8% in the wireline segment and from 8.2% to 12.1% in the wireless segment. The determined value in use was then compared with the carrying value of the cash generating unit including goodwill and impairment charges were recorded if the carrying value of the cash generating unit was in excess of the value in use.
     Regarding the final purchase price allocation and resulting goodwill of Mobiltel EAD see note (2).
     In 2005, impairment charges in the amount of EUR 15,457 were recorded for goodwill originally recorded from the acquisition of Czech On Line a.s. (“COL”). The acquisition was based on a business plan assuming full liberalization of the Czech market, which, however, remained unsatisfactory despite the privatization of the former state-owned telecommunications company. Moreover, a highly competitive environment developed within the alternative telecommunication market in the Czech Republic. Due to these circumstances, the business of COL has not developed as expected. In 2005, the value of the reporting unit was estimated using discounted cash flow forecasts using a weighted average cost of capital of 10.8%.
     Furthermore, in 2005 the Company recorded impairment charges in the amount of EUR 860 for goodwill originally recorded from the acquisition of World Direct. The Company expected a material decrease of the profitability of World Direct’s market as a result of decreasing demand by customers. In 2005, the value of the reporting unit was estimated using discounted cash flow forecasts using a weighted average cost of capital of 9.2%.
     The impairment charges in 2005 for COL and World Direct were recognized in the wireline segment.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(12) PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment transferred to the Company by the government were recorded upon transfer at cost less accumulated depreciation as of that date. Acquisitions since then have been recorded at cost.

	Land,
	buildings	Communications		Advances/
	& leasehold	network and	Finance	construction
	improvments	other equipment	leases	in progress	Total
Cost
Balance at January 1, 2005	752,643	9,530,062	8,961	134,045	10,425,711
Additions	22,563	408,432	—	123,850	554,845
Disposals	(4,078)	(438,461)	(305)	148	(442,696)
Transfers	17,954	108,381	—	(129,075)	(2,740)
Translation adjustments	716	15,903	97	1,806	18,522
Changes in reporting entities	14,767	357,049	—	36,591	408,407

Balance at December 31, 2005	804,565	9,981,366	8,753	167,365	10,962,049

Additions	15,987	369,893	14	179,007	564,901
Disposals	(30,418)	(429,614)	(6,715)	(410)	(467,157)
Transfers	13,660	167,819	—	(190,386)	(8,907)
Translation adjustments	109	2,056	112	139	2,416
Changes in reporting entities	—	(23)	—	—	(23)

Balance at December 31, 2006	803,903	10,091,497	2,164	155,715	11,053,279

Accumulated depreciation
Balance at January 1, 2005	(311,387)	(6,361,201)	(6,415)	—	(6,679,003)
Additions	(43,684)	(883,814)	(1,408)	—	(928,906)
Impairments	—	(1,071)	—	—	(1,071)
Disposals	2,150	411,816	295	—	414,261
Transfers	(17)	9	—	—	(8)
Translation adjustments	(208)	(10,055)	(85)	—	(10,348)
Changes in reporting entities	(2,246)	(171,698)	—	—	(173,944)

Balance at December 31, 2005	(355,392)	(7,016,014)	(7,613)	—	(7,379,019)

Additions	(46,298)	(824,181)	(741)	—	(871,220)
Impairments	(5,932)	(3,492)	—	—	(9,424)
Disposals	18,952	398,294	6,409	—	423,655
Transfers	6	(6)	—	—	—
Translation adjustments	(3)	(1,217)	(104)	—	(1,324)
Changes in reporting entities	—	10	—	—	10

Balance at December 31, 2006	(388,667)	(7,446,606)	(2,049)	—	(7,837,322)

Carrying amount at
December 31, 2006	415,236	2,644,891	115	155,715	3,215,957
December 31, 2005	449,173	2,965,352	1,140	167,365	3,583,030
     Interest capitalized totaled EUR 988, EUR 1,023 and EUR 1,462 for the years ended December 31, 2006, 2005 and 2004, respectively. The capitalization rate for the determination of the capitalized interest amounted to 4.2%, 4.5% and 5.0% for the periods ended December 31, 2006, 2005 and 2004, respectively.
     In 2006 and 2005, the value of land amounted to EUR 55,489 and EUR 60,031.
     In the year ended December 31, 2006, impairment charges of EUR 9,424 were primarily caused by a write-off of buildings in the amount of EUR 4,942 and land of EUR 990 due to lower appraisals of fair values of cash

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
generating units at the lowest level of identifiable net cash flows in the wireline segment and of technical facilities in the amount of EUR 2,534 in the wireless segment and EUR 958 in the wireline segment due to technological obsolescence. In the periods ended December 31, 2005 and 2004, impairment charges of EUR 1,071 and EUR 1,123 respectively were recorded, primarily related to technical facilities in 2005 and to buildings in 2004 in the wireline segment.
     In 2006 and 2005, the Company reduced the estimated useful lives of certain technical equipment due to the rapid development of the technological environment in the relevant areas. The change in estimate resulted in an increase of depreciation by EUR 12,001 in 2006 and EUR 17,908 in 2005.
     Government grants totaling EUR 2,471and EUR 654 were deducted from acquisition costs in 2006 and 2005, respectively.
     In 2006, advances and construction in progress were only transferred within property, plant and equipment and other intangible assets. In 2005, the transfers contain a building with a carrying value of EUR 1,200 which was reclassified from assets held for sale to property, plant and equipment.
     As of December 31, 2006, and 2005, communication network and other equipment with a carrying value of EUR 174,029 and EUR 251,716 respectively, were held under and pledged as collateral for the cross border lease transaction described in note (20).
(13) NON-CURRENT ASSETS HELD FOR SALE
     In 2005, non-current assets held for sale related to a building which was sold in 2006.
     The Company recognized a net gain from assets held for sale of EUR 175, EUR 833 and EUR 4,762 for the years ended December 31, 2006, 2005 and 2004, respectively. The entire net gain of 2006 and 2004 related to the wireline segment. For 2005, of the net gain of EUR 833, a gain of EUR 1,118 related to the wireless segment and a loss of EUR 285 related to the wireline segment.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(14) PREPAID EXPENSES

At December 31,	2006	2005
Employees	13,993	13,182
Rent	12,741	12,684
Deferred marketing expenses	75,075	72,347
Other	35,252	23,488

Prepaid expenses	137,061	121,701

(15) SHORT-TERM BORROWINGS
     The Company’s short-term borrowings include:

At December 31,	2006	2005
Current portion of long-term debt (note (19))	142,725	296,840
Short-term debt	242,560	357,736
Asset backed security debt (ABS)	150,541	31,606
Lines of credit	16,839	8,484
Current portion of lease obligations	9,428	9,394

Short-term borrowings	562,093	704,060

     Short term debt decreased due to refinancing of short-term debt with long-term debt (see note (19)).
     The weighted-average interest rate on lines of credit was 3.69% and 2.30% in 2006 and 2005, respectively. As of December 31, 2006, the Company had total credit lines of EUR 1,050,000 and recorded commitment and servicing fees for these lines of EUR 1,098. These credit lines are not used. The credit line commitments will expire between December 2007 and July 2013.
     In January 2002, the Company entered into a revolving period securitization and sold trade receivables to a Special Purpose Entity (SPE). In accordance with SIC-12.10, the Company controls the SPE (Homer) because the activities of the SPE are being conducted on behalf of the Company according to its specific business needs so that the Company obtains the benefits from the SPE’s operations. In substance, the Company retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits of its activities. Consequently, the Company includes the SPE in the consolidated financial statements.
     In December 2003, the securitization program was extended to increase the maximum financing limit from EUR 290,000 to EUR 350,000. Additionally, the discounts required were reduced regarding the trade receivables to be held in trust for short-term debt received.
     At December 31, 2006 and 2005, respectively, the Company recorded short-term debt totaling EUR 150,000 and EUR 31,500 secured by accounts receivable held in trust and recorded accumulated fees and interest of EUR 541 and EUR 106.
     Cash settlement of the short-term debt takes place on a monthly basis. The Company further continues to service the receivables placed in trust. The Company recorded discounts, liquidity and program fees related to the securitization of trade receivables of EUR 3,968 and EUR 2,270 for the period ended December 31, 2006 and 2005, respectively. These discounts and fees are included in interest expense in the statement of operations.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(16) PROVISIONS AND ACCRUED LIABILITIES
     Provisions and accrued liabilities consist of the following:

					Asset
	Non		Customer	Customer	retirement
	income tax	Employees	allowances	retention	obligation	Other	Total
Balance at January 1, 2006	5,623	63,643	48,226	35,486	85,705	23,843	262,526
Additions	1,742	57,821	45,589	4,019	3,925	24,828	137,924
Changes in estimate	—	—	—	—	(17,760)	—	(17,760)
Used	(1,142)	(39,514)	(34,517)	(11,932)	(2,318)	(11,918)	(101,341)
Released	(89)	(11,514)	(3,213)	—	(263)	(1,655)	(16,734)
Accretion expense	—	—	—	—	3,380	—	3,380
Short term portion of employee benefit obligation	—	6,926	—	—	—	—	6,926
Translation adjustments	3	40	—	5	36	87	171
Changes in reporting entities	—	(93)	—	—	—	(237)	(330)

Balance at December 31, 2006	6,137	77,309	56,085	27,578	72,705	34,948	274,762

Thereof long-term
December 31, 2006	—	—	—	—	72,705	—	72,705
December 31, 2005	—	—	—	—	85,705	—	85,705
     In establishing accruals, management assesses different scenarios of reasonably estimated outcomes in determining the amount that the Company is expected to pay upon the resolution of a contingency. The Company records the most likely of all scenarios contemplated or, if none of the scenarios is more likely to occur, the scenario with the average weighted amount is considered in establishing the accrual.
     The Company expects that the majority of the balances of provisions and accrued liabilities will be utilized during 2007 except for the asset retirement obligation.
Non-income tax
     The non-income tax accrual contains amounts for land tax, chamber of commerce and other fees.
Employees
     The accruals for employees contained unused vacation days, bonuses, overtime and the short-term portion of employee benefit obligations for severance payments, service awards, pensions and voluntary termination benefits (also see employee benefit obligation in note (21)).
     In December 2006, the Company introduced a voluntary termination incentive program (“VTIP”) to civil servants who cannot be terminated involuntarily and a voluntary termination incentive program to regular employees who meet specified criteria. The offer under the VTIP is binding upon the Company. The VTIP for civil servants will be offered until April 30, 2007 and the VTIP for regular employees until November 30, 2007. For the year ended December 31, 2006, a liability of EUR 13,027 was accrued based on the estimated number of civil servants and regular employees to accept this offer as expected from historical experience. The individual termination benefits depend on criteria such as years of service, age of the civil servants/regular employee and the acceptance date for the offer by the civil servant/regular employee.
     In December 2006, the Company also introduced a voluntary option incentive program to civil servants who are less than 40 years old to change their contractual relationship from civil servant to regular employee between March 30, 2007 and June 30, 2007. The offer under this program is binding upon the Company. These civil servants

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
will receive a lump-sum payment in return for the change in employment status and a gratuity depending on years of service. The Company recorded EUR 3,393 as an accrued liability for this program in 2006 based on the estimated number of civil servants that will accept the offer.
Customer allowances and customer retention
     The accrual for customer allowances contains rebates earned by customers but not paid as of the balance sheet date and the accrual for customer retention mainly consists of accrued bonus points earned by customers.
Asset retirement obligation
     The Company recorded asset retirement obligations for the retirement and decommissioning of base stations, buildings, booths for public payphones and wooden masts impregnated with tar or salt.
     The Company has an obligation to operate a sufficient number of booths to assure that the Austrian population has sufficient access to telecommunications services. As long as the Company stays in business and technology does not materially change, the number of booths operated will be reduced but not eliminated completely in the foreseeable future. The Company has estimated the number and timing of booths to be retired from service and estimated the asset retirement obligation based on probability-weighted cash flow estimates.
     The Company has also recorded an asset retirement obligation for masts impregnated with tar or salt. Although the Company stopped setting up tar-masts in 1992, some will be in operation for approximately another 30 years. Masts impregnated with salt are currently in operation and will be set up for the foreseeable future. The Company recorded an asset retirement obligation based on estimated settlement dates and expected cash flows.
     Additionally, the Company recorded asset retirement obligations for buildings concerning obligations for the disposal of hazardous substances.
     The Company situates base stations on land, rooftops and other premises under various types of rental contracts. In estimating the fair value of its retirement obligation for its base stations, mobilkom austria has made a range of assumptions such as retirement dates, timing and percentage of early cancellations, development of technology and the cost of removing network equipment and remediating the sites.
     Additionally, the Company recorded asset retirement obligations for buildings and shops under operating leases in accordance with the obligation to refurbish the sites at the expiration of the lease contracts.
     In the period ended December 31, 2006, the interest rate was increased from 3.82% to 5.00% based on general interest market development. This change in estimate resulted in a reduction of the asset retirement obligation, which was partially offset by changes from the estimated amount of the outflow of resources to settle the obligation.
Other accruals
     Other accruals mainly related to legal fees and lawsuits, audit fees, public fees and consulting and other services.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(17) DEFERRED INCOME

At December 31,	2006	2005
Unearned income	175,898	192,398
Unamortized balance on sale of tax benefits (see note (20))	30,237	37,349

	206,135	229,747
Less non-current portion	(23,125)	(30,237)

Deferred income, net of non-current portion	183,010	199,510

     Deferred income mainly related to prepaid access fees, monthly base fees, leased lines to commercial customers, prepaid mobile fees and rental income from site sharing. These fees are amortized straight line over the period the service is provided.
(18) OTHER CURRENT LIABILITIES

At December 31,	2006	2005
Employees	25,794	23,826
Stock option plans (see note (22))	13,774	17,845
Fiscal authorities	67,548	73,355
Social security	8,230	8,177
Other	52,491	83,653

Other current liabilities	167,837	206,856

     Liabilities to employees mainly relate to salaries payables (including overtime and travel allowance), liabilities from one time termination benefits and liabilities from service awards.
     Liabilities to fiscal authorities mainly include value added taxes and payroll taxes. Liabilities regarding social security relate to regular contributions to the social security system.
     Other current liabilities mainly include liabilities arising from commissions, customer deposits and pending payments.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(19) LONG-TERM DEBT
     The outstanding long-term debt, other than lease obligations are summarized as follows:

At December 31,	Maturity	2006	2005
Face value of bonds under EMTN Programme	2010-2017	1,750,000	1,750,000
Fair value adjustment (hedge accounting)	2010-2013	(14,133)	(5,311)
Discount of EMTN bonds	2010-2017	(14,430)	(16,654)
Bank debt	2007-2011	1,039,530	790,312
Bank debt guaranteed by the Federal Republic of Austria	2007-2011	89,024	297,232
Other	2007	42,869	38,964

		2,892,860	2,854,543
Less current portion of long-term debt (note (15))		(142,725)	(296,840)

Long-term debt, net of current portion		2,750,135	2,557,703

     The interest rates on the guaranteed and unguaranteed bank debt varied between 2.4% and 7.0% in 2006. The weighted average interest rate, including interest rate swap agreements, for the years ended December 31, 2006 and 2005, respectively, was 4.23% and 3.70%, for bonds and 4.2% and 4.5% for bank debt.
     The year-end average interest rates for the long-term debt excluding interest rate swap agreements for 2006 and 2005 were as follows:

	2006	2005
Bonds	4.32%	4.32%
Bank debt	4.17%	4.07%
     The following table shows the aggregate amounts of long-term debt maturing during the next five years and thereafter:

2007	142,725
2008	325,997
2009	479,415
2010	486,939
2011	213,444
Thereafter	1,244,340
     As of December 31, 2006, the Company was in compliance with all covenants required by its loan agreements.
Bonds under the EMTN Programme
     In 2003, Telekom Austria AG and Telekom Finanzmanagement GmbH (the 100% financing subsidiary of Telekom Austria AG) initiated a Euro Medium Term Note (“EMTN”) Programme, which provided borrowing facilities of EUR 2,500,000 and was increased to EUR 5,000,000 in December 2005. The payments of all amounts due in respect of notes issued by Telekom Finanzmanagement GmbH under this framework agreement are unconditionally and irrevocably guaranteed by Telekom Austria AG.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     Under this program, the Company launched (i) a Eurobond with face value of EUR 750,000, a coupon of 5.00% and 10-year maturity in July 2003 and (ii) two Eurobonds with face value of EUR 500,000 each, maturities of 5 and 12 years, and coupons of 3.375% and 4.250%, respectively, in January 2005. In January 2005, the bonds were issued at a discount including issue cost of EUR 3,358 and EUR 7,693, respectively, which are amortized over the related terms. For Eurobonds with a face value of EUR 800,000, the Company entered into fixed to floating interest rate swap agreements to reduce fluctuations of the bond’s fair market value.
Bank debt
     Bank debt incurred by the Company after its privatization is not guaranteed by the Federal Republic of Austria. These contracts are described in more detail as follows:
     On August 30, 2006, the Company entered into a loan agreement of EUR 300,000, of which EUR 210,000 have a fixed interest rate and a maturity date of June 30, 2011 and EUR 90,000 have a variable interest rate and a maturity date of February 28, 2008.
     In December 2005, the Company entered into a loan agreement of EUR 180,000 with the European Investment Bank. As of December 31, 2006, the loan is outstanding in full. Under the terms of this agreement, the Company must observe covenants requiring it to meet certain financial ratios.
     In March 2000, the Company entered into a loan agreement for EUR 145,000 with the European Investment Bank. As of December 31, 2006, EUR 29,000 of the loan is outstanding in accordance with the repayment terms. Under the terms of this agreement, the Company must observe covenants requiring it to meet certain financial ratios.
     Furthermore, in October 2000 the Company entered into a loan agreement for EUR 232,553 to fund the acquisition of Czech On Line a.s. (COL). As of December 31, 2006 the loan is outstanding in full in accordance with the repayment terms. Under the terms of the contract the Company has to maintain a minimum equity in COL, otherwise the loan becomes due. The interest rates vary depending on the rating of the Company.
     As of December 31, 2006, EUR 295,160 of a syndicated loan granted to mobilkom austria was outstanding. The original loan totaled EUR 305,000 and was guaranteed by Telekom Austria AG.
     In March 1999, Si.mobil entered into a loan agreement amounting to EUR 36,000 (original currency: Deutsche Mark 71,000) to finance the construction of the GSM network in Slovenia. The loan is secured by bills of exchange, property, receivables and shares of Si.mobil with a carrying amount of EUR 11,213 for the pledged assets. The loan is repayable through March 2007.
Bank debt guaranteed by the Federal Republic of Austria
     Bank debt of EUR 89,024 which was entered into before the Company’s privatization is guaranteed by the Federal Republic of Austria.
     As of December 31, 2006, all bank debt incurred by the Company was denominated in Euro.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(20) LEASES
     The Company leases equipment used in its operations. The leases are classified as either operating or finance leases. The lease contracts expire on various dates through 2015.
     Future minimum lease payments for non-cancelable operating leases, finance leases and cross border leases as of December 31, 2006 are:

		Other
	Cross border	Finance	Operating
	leases	leases	leases
2007	9,385	43	41,823
2008	6,932	25	35,665
2009	27,865	14	34,339
2010	10,153	—	33,775
2011	10,135	—	33,518
after 2011	15,699	—	33,018

Total minimum lease payments	80,169	82	212,138

Less amount representing interest	(13,456)	(2)	—

Present value of lease payments	66,713	80
Less current portion	(9,385)	(43)

Non-current lease obligations	57,328	37

     Total rent expense was EUR 88,762, EUR 83,534 and EUR 79,204 in 2006, 2005 and 2004, respectively.
     The Company will receive future minimum lease payments for non-cancelable operating lease contracts which mainly relate to private automatic branch exchange equipment (PABX). These payments are recognized as revenue straight line over the terms of the contracts. As of December 31, 2006, the cost of this equipment was EUR 30,949, accumulated depreciation was EUR 23,965 and the carrying value amounted to EUR 6,984. The future minimum lease payments to be received as of December 31, 2006 are as follows:

Operating
leases
2007	9,899
2008	8,106
2009	6,065
2010	4,105
2011	2,875
after 2011	5,823

Total minimum lease payments	36,873

Cross border leases
     Between August, 1998 and November, 1999, Telekom Austria entered into a series of cross border sale and leaseback arrangements (the “CBLs”) of certain digital switching equipment (the “equipment”). Under these arrangements, Telekom Austria sold the equipment to various US entities, for the benefit of various US institutional

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
investors, and contemporaneously leased the equipment back for terms between 13 and 16 years, a period considered to be in excess of 75% of the remaining useful economic life of the equipment. The CBLs also provided that at fixed dates (typically after 10 to 13 years), Telekom Austria has an option to repurchase the equipment for a fixed purchase price.
     In addition, in December 2001, Telekom Austria entered into a further CBL with another US investor in the form of lease-in lease-out transaction (“LILO”), the leaseback under which resulted in finance lease classification.
     With the proceeds from these sales of the equipment, Telekom Austria funded deposits and other investments, the principal and accrued interest under which are sufficient to provide a cash flow stream to cover the periodic leaseback rentals as well as the fixed price purchase option.
     At the inception of the lease-back agreements, the Company entered into Payment Undertaking Agreements (“PUA”) with several counter-parties, whereby the counterparties agreed to make lease payments on behalf of the Company in exchange for a deposit. The counterparties in the PUAs related to the 1999 and 1998 transactions received upfront payments totaling EUR 509,285 and EUR 113,763 for a portion of the debt assumed in 1999 and 1998, respectively. Interest accruing on the cash deposits matches interest on the debt portion financed through the deposit. In addition to the cash deposits, the Company purchased debt securities, deposited those securities with a custodian and pledged the securities to one of the counter-parties in the PUA; The counter-parties in the PUAs related to the 2001 transaction received upfront payments totaling EUR 200,526 for a portion of the debt assumed in 2001. In addition to the PUAs, the Company provided a loan of EUR 66,554 to the U.S.-based trust. Interest accruing on the PUAs and the loan match the interest on the debt portion.
     As the Company remains the economic owner of the equipment and has the right to re-purchase the assets and the lease-back transactions meet the criteria of a finance lease transaction, the Company maintained the assets on its balance sheet and did not recognize any gain or loss from the sales transaction. The difference between the cash proceeds from the sale and the present value of the future minimum lease payments represents a gain on the sale of a tax benefit. The net cash effect resulting from these transactions relates to the total gain from the sale of the tax benefits which amounted to EUR 14,547, EUR 44,437 and EUR 7,337 in 2001, 1999 and 1998, respectively. The Company is amortizing these amounts over the term of the lease.
     In accordance with SIC 27 “Evaluating the substance of Transactions Involving the Legal Form of a Lease” and the Framework for the 1998 and 1999 transactions, no assets or liabilities were recorded for the separate investment account and the lease payment obligations. The cash deposits, the securities purchased in connection with the PUAs and the upfront payments received for the head lease and the lease obligations are not recorded in the balance sheet. The lease payment obligations are disclosed as contingent liabilities only.
     However, for the 2001 transactions the major part of the investment accounts and the lease payment obligations have to be recorded as assets and liabilities because the Company is able to control the investment account and withhold payments. The cash deposits in connection with the PUAs and the upfront payments received for the head lease and the lease obligations are recorded separately on the balance sheets. Accordingly, interest income and expenses in an equal amount totaling EUR 5,754, EUR 6,488 and EUR 5,367, have been recognized in 2006, 2005 and 2004, respectively. The amortization of benefit in 2006 and 2005 of EUR 6,962 and EUR 6,982 is recorded in interest income.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     Total assets and liabilities recorded in connection with the cross border leases are as follows:

At December 31,	2006	2005
Deposits long-term	60,185	69,620
Deposits short-term	6,528	7,826

Total assets in connection with cross border leases	66,713	77,446

Cross border lease obligations	66,713	77,446
Of which current	9,385	8,908
(21) EMPLOYEE BENEFIT OBLIGATIONS
     Long-term liabilities for employee benefits consist of the following:

At December 31,	2006	2005
Contractual termination benefits	5,031	10,456
Service awards	48,258	46,864
Severance	49,435	44,351
Pensions	8,043	6,462
Other	805	1,413

Employee benefit obligation	111,572	109,546

     The expenses for pensions and severance of the Management Board and the senior management are provided below:

Year ended December 31,	2006	2005	2004
Management Board and Senior Management	2,380	3,723	2,330
Other employees	42,441	19,373	31,233

Total	44,821	23,096	33,563

     Expenses consist of service cost, expenses for voluntary termination benefits, contributions to pension funds and other retirement benefits.
Contractual termination benefits
     In June 2000, June 1999 and in November 1997, the Company offered voluntary retirement incentive programs (“VRIPs”) to civil servants. The present value of the obligation is determined based on current compensation levels and the respective legal regulations. An annual increase of 2.0% for future years and a discount rate of 4.5% are used. VRIPs are not funded. As of December 31, 2006, the accrual for the VRIPs related to 103 employees. In connection with VRIPs the Company made payments of EUR 3,170, EUR 3,436 and EUR 5,365 during 2006, 2005 and 2004, respectively. Expenses as well as the reversals of accruals are reflected as a component of employee costs in the accompanying consolidated statements of operations.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
Actuarial assumptions
     The assumptions used in the measurement of obligations for service awards, severance payments and pensions are shown in the following table:

At December 31,	2006	2005	2004
Actuarial assumptions:
Discount rate	4.5%	4.0%	5.0%
Rate of compensation increase – civil servants	5.0%	5.0%	5.0%
Rate of compensation increase – other employees	4.0%	4.0%	4.0%
Rate of increase of pensions	1.6%	0.8%	1.8%
Employee turnover rate	4.0%	4.0%	4.0%
Service awards
     Civil servants and certain employees (together “employees”) in Austria are eligible to receive service awards. Under these plans, eligible employees receive a cash bonus after a specified service period. The bonus is equal to two months salary after 25 years of service and four months salary after 40 years of service. Employees with at least 35 years of service when retiring are also eligible to receive a bonus equal to four months salary. The compensation is accrued as earned over the period of service taking into account estimates of employees whose employment will be terminated or who will retire prior to reaching the required service period. All actuarial gains and losses are recognized immediately in the period realized.
     The following table provides the components and a reconciliation of the changes in service awards for the years ended December 31, 2006 and 2005:

	2006	2005
Accrual at the beginning of the year	49,385	44,418
Change in reporting entity	—	48
Service cost	2,138	1,973
Interest cost	2,033	2,278
Recognized actuarial losses (gains)	(338)	2,861
Benefits paid	(2,459)	(2,193)

Accrual at the end of the year	50,759	49,385

Less short-term portion (see note (16))	(2,501)	(2,521)

Accrual at the end of the year, long-term	48,258	46,864

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
Of the defined benefit obligations for service awards less than 1% related to foreign subsidiaries as of December 31, 2006.
     The benefits expected to be paid over the next 10 years are shown in the following table:

2007	2,501
2008	2,538
2009	2,974
2010	3,370
2011	3,929
2012-2016	29,854
Severance
     Severance benefit obligations for employees hired before January 1, 2003 are covered by defined benefit plans as described below. Following a legal change, obligations for employees starting to work for the Company after January 1, 2003 are covered by a defined contribution plan. The Company paid EUR 644, EUR 484 and EUR 330 to this deferred contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2006, 2005 and 2004, respectively.
     Upon retirement, eligible employees receive severance payments equal to a multiple of their monthly compensation which comprises fixed compensation plus variable elements such as overtime and bonuses. Maximum severance is equal to a multiple of twelve times the eligible monthly compensation. Up to three months of benefits are paid upon termination, with any benefit in excess of that amount being paid in monthly installments over a period not exceeding ten months. In case of death, the heirs of an eligible employee will receive 50% of the severance benefits.
     The following tables provide the components of the net periodic benefit cost and a reconciliation of the changes in severance benefit obligations for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Service cost	5,215	4,914	2,853
Interest cost	2,513	2,140	1,467
Amortization of actuarial (gains) losses	411	(176)	(254)

Net periodic benefit cost	8,139	6,878	4,066

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)

	2006	2005
Defined benefit obligation at the beginning of the year	58,930	40,810
Change in reporting entities	(31)	306
Service cost	5,215	4,914
Interest cost	2,513	2,140
Benefits paid	(3,118)	(2,934)
Actuarial losses (gains)	(3,829)	13,694

Defined benefit obligation at the end of the year	59,680	58,930
Unrecognized actuarial loss	(8,046)	(12,286)

Accrued liability at the end of the year	51,634	46,644

Voluntary severance obligation	262	4,902

Total accrued severance liabilities at the end of the year	51,896	51,546

Less short-term portion (see note (16))	(2,461)	(7,195)

Accrued severance liability at the end of the year, long-term	49,435	44,351

     Of the defined benefit obligations for severance, approximately 2% related to foreign subsidiaries as of December 31, 2006.
     The benefits expected to be paid over the next 10 years are shown in the following table:

2007	2,461
2008	1,957
2009	2,736
2010	2,666
2011	3,622
2012-2016	16,150
     The liability for voluntary severance payments relates to individuals who are generally not entitled to severance payments, but have accepted a special offer by the Company to receive severance payments for voluntary termination of employment. The government offered to civil servants at a certain age early retirement at reduced future pension payments. The Company offered these eligible employees additional severance payments to further encourage the acceptance of the government offer. As of December 31, 2006, the Company had a remaining obligation of EUR 262, which was reported in short-term accruals and provisions.
Pensions
Defined contribution pension plans
     Pension benefits are generally provided by social security for employees and by the government for civil servants in Austria. The Company is required to assist in funding the Austrian government’s pension and health care obligations to the Company’s current and former civil servants and their surviving dependents. The Company is legally obligated to make annual contributions to the Austrian government for active civil servants. In 2006, the rate of contribution amounted to a maximum of 28.3% depending on the age of the civil servants. 15.75% was borne by the Company and the remaining portion was contributed through withholdings by the civil servants. Contributions to

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
the government, net of the share contributed by civil servants, were EUR 39,861, EUR 41,237 and EUR 46,854 in 2006, 2005 and 2004, respectively.
     The Company sponsors a defined contribution plan covering substantially all employees of Telekom Austria and its Austrian subsidiaries. The Company’s contributions to this plan are based on a percentage of the compensation not exceeding 5% of the salaries. The annual cost of this plan amounted to approximately EUR 11,057, EUR 9,339 and EUR 9,154 in 2006, 2005 and 2004, respectively.
Defined benefit pension plan
     The Company provides defined benefits for certain former employees. All such employees are retired and were employed in Austria prior to January 1, 1975. This unfunded plan provides benefits based on a percentage of salary and years employed, not exceeding 80% of the salary before retirement including the pension provided by social security.
     The Company uses the projected unit credit method to determine pension cost for financial reporting purposes. In conjunction with this method, the Company amortizes actuarial gains and losses using the corridor method.
     The pension benefits for 2006, 2005 and 2004 are shown in the following table:

	2006	2005	2004
Interest cost	261	334	363
Amortization of actuarial gain	(14)	(15)	—

Net periodic pension benefit cost	247	319	363

     The following table provides a reconciliation of the changes of benefit obligations for the years ended December 31, 2006 and 2005:

	2006	2005
Defined benefit obligation at the beginning of the year	6,397	6,650
Interest cost	261	334
Benefits paid	(847)	(691)
Past service cost	2,329	—
Actuarial net gain	(100)	(104)

Defined benefit obligation at the end of the year	8,040	6,397
Unrecognized net gain	822	736

Accrued pension liability at the end of the year	8,862	7,133

Less short-term portion (see note (16))	(819)	(671)

Accrued pension liability at the end of the year, long-term	8,043	6,462

     The past service cost relates to an increase in pension payments for prior periods due to an unfavorable change in estimate, which could not be deferred to future periods.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The benefits expected to be paid over the next 10 years are shown in the following table:

2007	819
2008	783
2009	746
2010	708
2011	669
2012-2016	2,809
(22) STOCK-BASED COMPENSATION
     In 2000, the Company launched a stock option plan (Stock Option Plan 2000), under which all exercisable options were exercised in the year ended December 31, 2004. In 2004, the Company launched a succeeding stock option plan with modified conditions. The new stock option plan (Stock Option Plan 2004) consists of three tranches. In each of the years between 2004 and 2006, one tranche was granted. The Company reported an overall compensation expense of EUR 13,015, EUR 20,864 and EUR 13,257 in 2006, 2005 and 2004, respectively.
     The Company elected not to apply IFRS 2, “Share-based Payments” to equity instruments that were granted on or before November 7, 2002 and vested before the later of the date of transition and January 1, 2005.
Stock Option Plan 2000 (2000 plan)
     On October 4, 2000, the shareholders of Telekom Austria approved a stock option plan for employees of the Company, which expired on February 27, 2004. Under this plan, the Company granted a total of 4,686,881 options, each of which entitled eligible grantees upon exercise of the option to receive at their choice either cash or shares equal to the difference between the average quoted price of Telekom Austria stock during the five trading days preceding the exercise and the IPO price of Euro 9. The options granted were exercisable on specific dates between May 31, 2002 and February 27, 2004, as long as the average share price during the five days prior to exercise exceeded the initial public offering price of Euro 9 by 30% or more. As of February 27, 2004, the average share price had exceeded the Initial Public Offering price by more than 30% for five consecutive days. Therefore, 3,230,718 options became exercisable and a compensation expense of EUR 8,736, excluding related payroll taxes and social contributions, was recorded in the year ended December 31, 2004.
     The following table shows stock option activity under the 2000 Plan for the year ended December 31, 2004:

2004
Outstanding as of January 1	3,268,850
Forfeited	(38,132)
Exercised	(3,230,718)

Outstanding as of December 31	—

     The weighted average share price at the date of exercise was Euro 11.65 per share. The total intrinsic value of options exercised amounted to EUR 8,736 during 2004.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
Stock Option Plan 2004 (2004 plan)
     Based on an authorization of the Annual General Meeting, the Supervisory Board of Telekom Austria approved the 2004 plan for members of the Management Board and senior members of management on April 16, 2004. Under this plan, the Company may grant a total of 10,000,000 options in three tranches between April 2004 and April 2006. Each tranche has to be approved separately by the Supervisory Board and has a vesting period of twelve months or longer and an exercise period of approximately three years. To be eligible to exercise options, plan members must hold a continuous investment in Telekom Austria shares until the options are exercised. In addition, in order for the stock options to vest, certain performance conditions must be achieved by the Company based on basic earnings per share adjusted for certain effects (“the hurdle”). The hurdle will be determined annually for each subsequent tranche of options and must be approved by the Supervisory Board. Each option entitles the holder to receive, at the Company’s discretion, either shares at the exercise price or cash equal to the difference between the quoted market price of the Company’s shares on the date of the option’s exercise and the exercise price. The exercise price is defined as the average quoted closing price of Telekom Austria’s stock during a period of twenty trading days ending two days before the granting of options. One option is convertible into one share. If one year’s hurdle is not met, options will accumulate until the hurdle of the next tranche is achieved provided that it is set higher than the original hurdle. In this case the vesting period is adjusted until the next tranche becomes exercisable.
     On April 19, 2004, the first tranche (ESOP 2004+) of 2,539,480 options was offered to the eligible employees. The exercise price of the first tranche is Euro 11.92 and for every 15 options awarded an eligible employee must hold one ordinary share until exercise. Subsequent to the fulfillment of this holding condition, 2,392,925 options were granted to the eligible employees, of which 384,000 options were granted to the members of the Management Board. The first tranche had a vesting period of twelve months from the grant day and an exercise period of three years after becoming exercisable. The fair value of the options as of the grant date amounted to EUR 6,340 and the Company recognized a compensation expense from the first tranche amounting to EUR 1,128, EUR 7,837 and EUR 4,521, excluding related payroll taxes and social contributions, for the years ended December 31, 2006, 2005 and 2004, respectively. The fair value calculation was based on an expected forfeiture rate of 2.95% per year. The performance condition set for the first tranche was met as of December 31, 2004.
     On January 19, 2005, the second tranche (ESOP 2005+) of 3,398,800 options was offered to the employees. The exercise price of the second tranche is Euro 13.98 and for every 20 (15) options awarded an eligible employee (Member of the Management Board) must hold one ordinary share until exercise. Subsequent to the fulfillment of this holding condition, 2,874,100 options were granted to the eligible employees, of which 396,400 options were granted to the members of the Management Board. The second tranche had a vesting period of twelve months from the grant day and an exercise period of three years after becoming exercisable. The fair value of the options as of the grant date amounted to EUR 8,455 and the Company recognized a compensation expense from the second tranche amounting to EUR 4,095 and EUR 13,027 for the years ended December 31, 2006 and 2005. The performance condition set for the second tranche was met as of December 31, 2005.
     On January 12, 2006, the third tranche (ESOP 2006+) of 4,232,992 options was offered to the eligible employees under the Stock Option Plan 2004 based on the relevant approval by the Supervisory Board. The exercise price was set at Euro 18.91. For every 28 (24) options awarded an eligible employee (Member of Management Board) must hold one ordinary share until exercise. Subsequent to the fulfillment of this holding condition, 3,908,468 options were granted to the eligible employees, of which 360,000 options were granted to the members of the Management Board. The options have a vesting period of about twelve months from the grant date and an exercise period of three years after becoming exercisable. The fair value of the options as of grant date amounted to EUR 15,868 and the Company recognized compensation expense from the third tranche amounting to EUR 7,793 for the year ended December 31, 2006. The performance condition set for the third tranche was met as of December 31, 2006.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The compensation expense is measured based on the fair value of the options at each reporting date and recognized over the service period on a straight-line basis. The fair value estimation is based on the binomial option pricing model applying the following parameters:

Stock option plans
	2006	2005	2004
Expected average dividend per share	Euro 0.76 – 0.88	Euro 0.60 – 0.66	Euro 0.13 – 0.39
Expected volatility	23.0%	22.5%	25%
Risk-free interest rate range	3.690% – 4.134%	2.390% – 3.450%	2.053% – 4.280%
Fair value per option — first tranche	Euro 8.59	Euro 7.27	Euro 2.73
Fair value per option — second tranche	Euro 6.71	Euro 5.65	—
Fair value per option — third tranche	Euro 2.59	—	—
     The first exercise dates and expected expiry dates of the options granted are as follows:

	Third tranche 2006	Second tranche 2005	First tranche 2004
First exercise date	March 8, 2007	March 16, 2006	April 20, 2005
Expected expiry date	March 31, 2010	May 29, 2009	May 30, 2008
     The expected volatility used in the option pricing model is based upon the development of historical volatility for various observation periods and other indicators such as OTC (“over-the-counter”) or implied volatility. The share prices as of December 31, 2006, 2005 and 2004 of Euro 20.30, Euro 19.00 and Euro 13.95, respectively, were used in the calculation. The Company’s valuation model is not based upon an expected term of the option, but rather considers the exercise pattern of employees as a function of the intrinsic value of the options. The Company updates the estimates used in the valuation model annually by incorporating the most recent data about the actual distribution of exercises and forfeitures over the service and exercise period.
     The following tables show the stock option activity and weighted-average exercise price under the 2004 plan:

Number of Options	2006	2005	2004
Outstanding as of January 1	3,482,480	2,363,925	—
Granted	3,908,468	2,874,100	2,392,925
Forfeited	(411,625)	(92,195)	(29,000)
Exercised	(2,554,630)	(1,663,350)	—

Outstanding as of December 31	4,424,693	3,482,480	2,363,925

of which exercisable as of December 31	854,345	662,680	—

Weighted-average exercise price	2006	2005	2004
Outstanding as of January 1	13.59	11.92	—
Granted	18.91	13.98	11.92
Forfeited	18.02	13.13	11.92
Exercised	13.55	11.92	—
Outstanding as of December 31	17.90	13.59	11.92
of which exercisable as of December 31	13.66	11.92	—

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     Weighted-average exercise price, remaining contractual term and total intrinsic value for outstanding and exercisable options developed as follows:

At December 31,	2006	2005	2004
Outstanding Options
Weighted average exercise price	17.90	13.59	11.92
Weighted average remaining contractual term (in years)	3.1	3.2	3.4
Total intrinsic value (in 000 EUR)	10,637	18,847	4,799

At December 31,	2006	2005
Exercisable Options
Weighted average exercise price	13.66	11.92
Weighted average remaining contractual term (in years)	2.3	2.4
Total intrinsic value (in 000 EUR)	5,675	4,692
     The weighted average share price at the exercise date was Euro 19.31 in 2006 and Euro 16.65 in 2005. The total intrinsic value of options exercised amounted to EUR 14,692 and EUR 7,629 during 2006 and 2005, respectively.
     The options under the third tranche of Stock Options 2004 will be exercisable on March 8, 2006. A total compensation cost of EUR 1,455 was not yet recognized as of December 31, 2006 for the remaining vesting period.
     In March 2005, the Company decided to settle the options of the first tranche in cash only. As a result, amounts originally recorded in additional paid-in capital were reclassified to liabilities.
     As the performance condition of the second tranche was achieved with the publication of the financial results for 2005 in accordance with US-GAAP on March 14, 2006, the options of the second tranche have become exercisable. The Management Board decided to settle the second tranche of the 2004 program in cash.
     Due to its past experience of cash settlement, the Company also assumes cash settlement of the third tranche and records a liability in accordance with IFRS 2.41.
Employee Participation Program
     The Employee Participation Program (“EPP”) is a voluntary benefit and does not require the employee to complete a specific period of service or to achieve performance conditions in the future or to render service during a vesting period.
     In December 2006, Telekom Austria introduced the EPP based on the authorization of the annual general meeting held on May 23, 2006. The EPP was granted to active employees in Austria who were not eligible to participate in the stock option programs. On December 12, 2006, the Supervisory Board authorized the first tranche of 500,503 shares corresponding to 0.1% of shares issued. Shares in the amount of Euro 900 per full time employee were offered to 11,383 employees (part time and full time employees) in Austria. The fair value of the shares granted is measured at the grant date - the date of authorization by the Supervisory Board — and was immediately expensed. A compensation expense of EUR 10,065 was recorded in 2006 based on a price per share of Euro 20.11. Telekom Austria used treasury shares to serve this program leading to a corresponding increase in shares outstanding and an increase in equity.
     For subsequent tranches until 2010, subject to the approval of the Supervisory Board, it is intended to allocate shares worth Euro 600 per employee and year.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
American call option
     On November 21, 2000, Telekom Austria purchased 3,832,248 American call options for a premium of EUR 12,527. The expiration date was February 27, 2004. The underlying share of the American call option was the share of Telekom Austria AG. The American call option was used to satisfy any obligation resulting from the Stock Option Plan 2000. On February 27, 2004, the Company exercised 3,326,881 call options. The total acquisition cost of the treasury shares amounted to EUR 38,664.
(23) INCOME TAXES
     Income before income taxes is attributable to the following geographic locations:

Year ended December 31,	2006	2005	2004
Domestic	362,787	344,086	286,683
Foreign	295,114	169,118	69,223

Total	657,901	513,204	355,906

     Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2006, 2005 and 2004 consist of the following:

	2006	2005	2004
Current
Domestic	53,168	18,523	22,266
Foreign	34,523	23,308	14,800

	87,691	41,831	37,066
Deferred
Domestic	28,754	54,166	97,497
Foreign	(20,384)	8,274	905

	8,370	62,440	98,402

Total	96,061	104,271	135,468

     The allocation between current and deferred income taxes in the amount of EUR 2,561 was adjusted for 2005 due to the finalization of the purchase price allocation of Mobiltel (see note (2))
     The table below provides information about total income tax allocation in the financial statements:

	2006	2005	2004
Continuing operations	96,061	104,271	135,468
Unrealized gains on securities (charged to equity)	(3)	197	(779)
Unrealized gain on hedging activities (charged to equity)	—	1,058	2,623
Unrealized gain on translation adjustments (charged to equity)	(6)	308	—

Total	96,052	105,834	137,312

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The following table shows the principal components for the difference between the reported income tax expense and the amount of income tax expense that would result from applying the Austrian statutory income tax rate to income before income taxes and minority interests of 25%, 25% and 34% in 2006, 2005 and 2004, respectively:

	2006	2005	2004
Income tax expense at statutory rate	164,475	128,301	121,008
Foreign tax rate differential	(23,698)	(18,897)	(10,018)
Non-deductible expenses	2,808	3,524	2,879
Tax incentives	(2,515)	(1,923)	(3,450)
Tax-free income from investments	(190)	(134)	(185)
Change in tax rate	(18,684)	47	41,884
Impairment charges	—	4,079	—
Taxes previous years	(344)	3,048	(579)
Deferred tax assets recognized or (subsequently) not recognized	(16,405)	(14,125)	(14,863)
Release of accrual for tax uncertainties	(8,690)	—	—
Other	(696)	351	(1,208)

Income tax expense	96,061	104,271	135,468

Effective income tax rate	14,6%	20.3%	38.1%
     Non-deductible expenses mainly consist of interest expenses on shareholder loans and representation expenses. Tax incentives principally consist of research and education incentives and other government grants.
     In October 2006, the national assembly of the republic of Bulgaria enacted a tax reform, which will become effective as of January 1, 2007. The reform reduces the corporate income tax rate from 15% to 10%, which results in an overall tax benefit of EUR 21,240 from the revaluation of the estimated deferred tax assets and liabilities in 2006. Additionally, in accordance with the tax reform goodwill, amortization will no longer be deductible for tax purposes starting January 1, 2007 which will result in higher future tax payments.
     On November 2, 2006, the Slovenian parliament passed an act reducing gradually the corporate income tax rate from 25% to 23% in 2007, to 22% in 2008, to 21% in 2009 and to 20% in 2010 and allowing indefinite carry forward of tax losses. The effective tax rate is expected to decrease accordingly. The change in the corporate income tax rate resulted in an overall tax expense of EUR 2,556.
     The effect of change in tax rate in 2005 is due to a revaluation of the tax assets of COL following a reduction of the corporate tax rate from 26% to 24%, for 2006 and the following periods.
     On May 6, 2004 the Austrian National Council passed a tax reform, which became effective as of January 1, 2005. Among other regulations, the reform reduced the corporate tax rate from 34% to 25%, which resulted in an overall tax expense of EUR 41,884 from the revaluation of the deferred tax assets and liabilities as of December 31, 2004.
     In 2006, deferred tax assets totaling EUR 16,405 were recognized which were previously not recognized. This benefit resulted mainly from the recognition of a deferred tax asset in the amount of EUR 16,260 (before the effect of the change in tax rate) due to further changes in Slovenian tax law and improved business prospects for Si.mobil.
     In 2005, deferred tax assets totaling EUR 14,125 were recorded which were previously not recognized. This benefit resulted from the recognition of a deferred tax asset in the amount of EUR 17,190 (i) due to changes in Slovenian tax law resulting in an increase of the expiration period for tax loss carry-forwards and (ii) due to changed circumstances leading to a change in judgment regarding the utilization of the current loss of 3G Mobile. However, this effect was partially offset by not recognizing deferred tax assets on current losses of EUR 3,715.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     In 2004, deferred tax assets totaling EUR 2,594 were not recognized. This expense was more than offset by the recognition of deferred tax assets of EUR 17,457 not recorded in prior periods. The net increase in deferred tax assets of EUR 14,863 resulted from a change in management estimate caused by changed circumstances regarding the realizability of the related deferred tax asset in future years.
     In 2003, the Company recognized an intra-group loss on the sale of 100% of the shares of one of its subsidiaries. Effective January 1, 2004, the corporate income tax law in Austria has been changed to allow companies an election such that all capital gains/losses arising from future transactions in the shares (sales) of a foreign subsidiary will not be taxable for income tax purposes. Due to the uncertainty related to the Company’s tax position in prior years, an income tax liability was recorded and the recognition of the tax benefit was deferred in the consolidated financial statements until such uncertainties become resolved. Based on the election discussed above which had been filed in 2006 and upon resolution of any tax uncertainties on completion of a tax audit, the related accrual for uncertainties of EUR 8,690 was realized in income.
     The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31 are shown below.

	2006	2005
Deferred tax assets
Goodwill	48,449	60,645
Intangible assets	438	1,246
Deferred deduction for write-downs of investments in subsidiaries	14,728	26,142
Operating loss carry-forwards	19,642	16,810
Accounts receivable	4,030	7,088
Deferred credits and other liabilities	6,932	4,197
Other current assets and prepaid expenses	1,001	774
Provisions long-term	16,889	20,306
Employee benefit obligations	7,704	7,188
Property, plant and equipment	20,811	10,037
Other	1,770	4,560

Total deferred tax assets	142,394	158,993

Deferred tax liabilities
Goodwill	(9,688)	(2,076)
Property, plant and equipment	(8,706)	(13,589)
Other intangible assets	(108,704)	(122,718)
Accrued liabilities	(1,118)	(375)
Other	(5,053)	(2,764)

Total deferred tax liabilities	(133,269)	(141,522)

Net deferred tax asset	9,125	17,471

Thereof deferred tax assets	53,373	68,325
Thereof deferred tax liabilities	(44,248)	(50,854)
     In accordance with IFRS 3, the Company has finalized its provisional initial accounting of the acquisitions of Mobiltel in the third quarter 2006 and adjusted 2005 comparative amounts for EUR 32,943 (see note (2)).
     As of December 31, 2006 and 2005, the Company did not recognize deferred tax assets of EUR 20,426 and EUR 39,556 respectively. The unrecognized amount relates mainly to net operating loss carry-forwards.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     In assessing the recoverability of deferred tax assets, management considers whether it is probable that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.
     Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable that the Company will realize the benefits of the recognized deductible differences and operating loss carry-forwards.
     At December 31, 2006, the Company had approximately EUR 171,334 of operating loss carry-forwards. Thereof, EUR 102,063 relate to foreign subsidiaries. Of these loss carry-forwards relating to foreign subsidiaries, EUR 15,388 have expiration dates as follows:

Years	Amount
2007	—
2008	15
2009	689
2010	40
2011	13,448
2012	1,196

Total	15,388

     The remaining amount of operating loss carry-forwards without any expiration dates related mainly to companies located in Austria and Slovenia. In Austria, the annual usage is limited to 75% of the taxable income for that year.
     In 2006, Telekom Austria did not recognize a deferred tax liability in the amount of EUR 220 for temporary differences related to investments in associates.
(24) FINANCIAL INSTRUMENTS
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
     By their nature, all such instruments involve risk, including market risk and credit risk of nonperformance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheets. However, as of December 31, 2006, and 2005, in the management’s opinion the probability of nonperformance of the counterparties in these financial instruments was remote.

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
     The Company does not require collateral in respect to financial assets. In order to reduce the risk of nonperformance by the other parties to swap agreements, the contracts are subject to the Swap Dealer Agreements.
Market risk
     The market risk is monitored by using value-at-risk models for interest rate as well as currency risk for the long-term debt and derivative portfolios.
     The following table presents the exposure of financial instruments to interest rate risk and provides information regarding maturity dates and carrying values:

	Assets subject to interest rate risk at December 31, 2006
	Maturities, year ended December 31,
	2007	2008	2009	2010	2011	2012 and there after	TOTAL	Fair Value
ASSETS:

Cash and cash equivalents
Fixed rate	125,147	—	—	—	—	—	125,147	125,147
Average interest rate (%)	3.72%	—	—	—	—	—	3.72%	—

Marketable securities
Securities available-for-sale	23,135	—	—	—	—	—	23,135	23,135

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)

	Liabilities and related derivative instruments subject to interest rate risk at December 31, 2006
	Maturities, year ended December 31,
						2012 and
	2007	2008	2009	2010	2011	thereafter	TOTAL	Fair Value
LIABILITIES:

Bank Overdrafts
Fixed Rate	16,839	—	—	—	—	—	16,839	16,839
Average interest rate (%)	3.42%	—	—	—	—	—	3.42%

Short-term borrowings
Fixed Rate	242,560	—	—	—	—	—	242,560	242,560
Average interest rate (%)	3.69%	—	—	—	—	—	3.69%

Asset backed security loan (ABS)	150,541	—	—	—	—	—	150,541	150,541

Bonds
Fixed rate *)	41,590	(1,280)	(1,280)	482,215	(1,280)	1,244,340	1,764,306	1,832,099
Average interest rate (%)	4.32%	—	—	3.38%	—	4.70%	4.34%

Loans
Fixed rate	7,458	186,042	236,939	—	210,000	—	640,439	572,646
Average interest rate (%)	7.00%	5.33%	4.75%	—	2.40%	—	4.17%
Variable rate	93,677	141,234	243,756	4,724	4,724	—	488,115	488,115
Average interest rate (%)	3.63%	5.00%	4.07%	4.26%	4.26%	—	4.26%

INTEREST RATE SWAP AGREEMENTS

Fixed to variable swaps in EUR
Fixed to variable	—	—	—	500,000	—	300,000	800,000	14,133
Average pay rate (%)	—	—	—	3.19%	—	3.78%	3.41%
Average receive rate (%)	—	—	—	3.38%	—	5.00%	3.98%

*)	The negative amounts shown in the line bonds fixed rate relate to the amortization of discounts from the issuance of the bonds.
     The modified duration (sensitivity) was 2.64% in 2006 and 2.82% in 2005. The sensitivity is based on the assumption of a one percentage point change in market interest rates occurring at the balance sheet date.
Information with respect to cash flow hedges
     Changes in the fair value of interest rate swaps designated as hedging instruments for the variability of cash flows associated with variable rate long-term debt are reported in other changes in equity. These amounts are subsequently classified into financial income as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings. All cash flow hedges were recognized in 2005 and no hedge ineffectiveness occurred in all periods presented.
Interest rate swap agreements
     The Company entered into interest rate swaps to reduce the aggregate exposure to changes in floating interest rates and fair market value fluctuations of the debt portfolio. Fixed interest rate payments as of December 31, 2006, ranged from 3.38% to 5.00%. Floating-rate payments are based on rates tied to different inter-bank offered rates.
     In line with its risk policy, the Company entered into fixed to floating interest rate swaps in 2005. The interest rate swap hedges the risk of fluctuation of the fair value of the underlying due to interest rate changes. The floating

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
rate is based on EURIBOR and enables the Company to participate in the currently low level of short-term interest rates.
     The following table indicates the types of swaps in use at December 31, 2006 and 2005, and their weighted-average interest rates and the weighted-average remaining terms of the interest rate swap contracts. Average variable rates are those in effect at the reporting date and may change significantly over the lives of the contracts:

	2006	2005
Fixed to variable swaps in EUR (fair value hedge)
Notional amount in EUR	800,000	800,000
Average receive rate	3.98%	3.98%
Average pay rate	3.41%	2.62%
Average maturity in years	4.44	5.38
     The interest rate swap transactions resulted in a decrease of interest rates by 4.9% and 12% in 2006 and 2005 for hedged transactions.
Foreign exchange agreements
     The following table indicates the types of foreign exchange agreements in use at December 31, 2006 and 2005, and, if applicable, their weighted-average interest rates, the weighted-average remaining terms and the respective exchange rates of the contracts:

	2006	2005
Forward exchange contracts — USD
Notional amount in EUR	5,984	2,794
Notional amount in USD	7,640	3,300
Forward exchange rate (weighted)	1.27	1.18
Exchange rate as of the balance sheet date	1.31	1.18
Longest term of the contracts	January 2007	February 2006
     The notional amounts of the derivative instruments above do not represent amounts exchanged by the parties and, therefore, are not a measure of the Company’s exposure. The Company’s exposure is limited to the fair value of the contracts with a positive fair value plus interest receivable, if any, at the reporting date.
     The following table summarizes the fair values of financial instruments:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial instruments
Cash and cash equivalents	125,147	125,147	116,756	116,756
Accounts receivable — trade	712,434	712,434	714,281	714,281
Balances due from related parties	3,291	3,291	23	23
Accounts payable — trade	(508,357)	(508,357)	(544,233)	(544,233)
Payables to related parties	(11,830)	(11,830)	(11,254)	(11,254)
Securities held-to-maturity	—	—	6,091	6,091
Securities available-for-sale	23,135	23,135	16,448	16,448
Long-term debt	(2,750,135)	(2.836,638)	(2,557,703)	(2,786,345)
Derivative financial instruments
Interest rate swap agreements (fair value hedge)	(14,133)	(14,133)	(5,311)	(5,311)
Foreign currency forward contracts	(190)	(190)	—	—

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(25) SHAREHOLDERS’ EQUITY
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
     At the Annual General Meeting on June 4, 2003, the Management Board was authorized to increase the share capital by up to EUR 21,810 in order to provide employee stock options for a period of five years, ending 2008. Based on this authorization and following the relevant approvals by the Supervisory Board, the Management Board decided to increase conditionally the share capital by up to EUR 9,487 (3,600,000 shares), EUR 7,415 (3,400,000 shares) and EUR 6,543 (3,000,000 shares) in order to settle options granted under the Stock Option Plan 2004 on December 6, 2005, December 13, 2004 and March 23, 2004, respectively (see note (22)).
     The numbers of authorized, issued and outstanding shares and shares in treasury as of December 31, 2006, 2005 and 2004 are presented below:

	2006	2005	2004
Shares (zero par value) authorized	560,000,000	560,000,000	510,000,000
Shares (zero par value) issued	500,000,000	500,000,000	500,000,000
Shares (zero par value) in treasury	(38,307,473)	(17,497,106)	(6,255,694)
Shares (zero par value) outstanding	461,692,527	482,502,894	493,774,306
Dividend Payment
     On May 23, 2006 the shareholders approved at the Annual General Meeting a dividend distribution of Euro 0.55 per zero par value share. The overall payment on May 30, 2006 amounted to EUR 261,201. On May 25, 2005 a dividend distribution of Euro 0.24 was approved by the shareholders and the overall dividend payment of EUR 117,867 was distributed on June 6, 2005. On June 3, 2004 a dividend distribution of Euro 0.13 was approved by the shareholders and the overall dividend payment of EUR 64,578 was distributed on June 15, 2004.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     The net income of Telekom Austria AG according to Austrian GAAP amounts to EUR 956,187, EUR 301,778 and EUR 412,683 in the years 2006, 2005 and 2004, respectively. According to Article 126 of the Stock Corporation Act, the Supervisory Board and the Management Board decided to transfer an amount of EUR 572,666, EUR 50,000 and EUR 271,931 from Telekom Austria AG 2006, 2005 and 2004 net income of EUR 956,187, EUR 301,778 and EUR 412,683 to retained earnings, resulting in unappropriated profits of EUR 402,115, EUR 279,794 and EUR 145,882 in the years 2006, 2005 and 2004, respectively. The Management Board and Supervisory Board plan to propose to the shareholders at the Annual General Meeting on May 30, 2007 to distribute from unappropriated earnings a dividend of Euro 0.75 per share.
Treasury shares
     At the Annual General Meeting held on May 23, 2006, the authorization of the Management Board to acquire treasury shares was extended to the maximum extent legally permitted. During a period of 18 months, the Company may acquire treasury shares at a minimum price of Euro 10 and at a maximum price of Euro 25 per share, ending November 2007. The Management Board was empowered (i) to use this treasury stock to satisfy obligations under the stock option programs described in note (22), (ii) to use it to satisfy obligations resulting from the issue of convertible bonds, (iii) to use it as consideration for acquisitions (iv) to retire up to a maximum of 10% of common stock (EUR 109,050) or (v) to sell it in the stock exchange or in a public offering.
     On February 27, 2004, the Company exercised its 3,326,881 American call options on treasury shares which were acquired during the Initial Public Offering in November 2000 to limit the Company’s exposure under the Stock Option Plan 2000 that expired on February 27, 2004. The strike price of each call option was Euro 9. This resulted in total acquisition cost of treasury shares of 38,758 including the fair value of the American call options as of the exercise date, which represent ancillary cost. Following the exercise of the American call option, the Company held 3,326,881 shares in treasury, 0.67% of its share capital and available for issuance to employees under the Stock Option Plan 2000, of which 3,230,718 had been awarded and were exercisable by employees. During the year ended December 31, 2004, 89,748 options were exercised by employees at the exercise price of Euro 9. The remaining option holders elected to receive cash for the difference between the exercise price and the average quoted price of Telekom Austria stock.
     Furthermore, the Company acquired 21,310,870, 11,241,412 and 3,018,561 shares of treasury stock at an average purchase price of Euro 19.09, Euro 16.41 and Euro 11.34 in the years ended December 31, 2006, 2005 and 2004, respectively.
     In 2006, Telekom Austria used 500,503 treasury shares in the amount of EUR 8,553 under its Employee Participation Program (see note (22)).
     As of December 31, 2006 and 2005, the Company held 38,307,473 and 17,497,106 shares in treasury at an average purchase price of Euro 17.09 and Euro 14.65 per share reported as a reduction to shareholders’ equity in the amount of EUR 654,597 and EUR 256,396, respectively.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
Earnings per share
     Basic earnings per share and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004 are calculated as follows:

	2006	2005	2004
Net income attributable to shareholders of Telekom Austria AG	561,816	408,931	219,835
Weighted average number of common shares outstanding	472,668,763	489,050,517	496,495,378
Dilutive effect of Stock Option Plan 2004	—	—	29,449
Dilutive effect of Stock Option Plan 2000	—	—	101,793

Weighted average number of dilutive shares outstanding	472,668,763	489,050,517	496,626,620

Basic earnings per share	Euro 1.19	Euro 0.84	Euro 0.44
Diluted earnings per share	Euro 1.19	Euro 0.84	Euro 0.44
     On April 19, 2004 the first tranche of 2,392,925 options was granted to the eligible employees of Stock Option Plan 2004 as described in note (22). The dilutive effect of this transaction had no impact on earnings per share, which are reported on the face of the Consolidated Statements of Operations. In March 2005, the Company announced its intention to settle the first tranche of the Stock Option Plan 2004 in cash. In March 2006, the Company decided to settle the second tranche of the 2004 program in cash as well. Due to its past experience of cash settlement the Company also assumes cash settlement of the third tranche which therefore have no dilutive effect.
     In 2004, 101,793 of outstanding dilutive employee share options issued under the Stock Option Plan 2000 were originally excluded from the calculation of diluted EPS. The inclusion of these options in the calculation of diluted earnings per share would not have had an effect on reported diluted EPS. The comparative information for 2004 was adjusted accordingly. For further details about the Stock Option Plan 2000 and the American call options see note (22).
Shares held by members of the Management Board
     The members of the Management Board hold shares in the Company as follows:

	Number of shares
	January 1,	December
	2006	31, 2006
Heinz Sundt	13,011	—
Boris Nemsic	13,110	13,110
Stefano Colombo	13,012	13,012
Rudolf Fischer	13,007	13,007
     Mr. Heinz Sundt, who resigned as Chief Executive Officer as of May 23, 2006, held 13,011 shares. For more information about the changes in the Company’s Management Board, see note (32).

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
Accounting for derivative and hedging activities
     For derivatives designed either as fair value or cash flow hedges, changes in the time value of the derivatives are excluded from the assessment of hedge effectiveness and are recorded in earnings. Hedge ineffectiveness, determined in accordance with IAS 39, had no impact on the Company’s earnings for the years ended December 31, 2006, 2005 and 2004. No fair value hedges were derecognized or discontinued during the years ended December 31, 2006, 2005 and 2004. All cash flow hedges were recognized in 2005.
Revaluation reserves and currency translation adjustment
     Revaluation reserves and currency translation adjustment consist of the following items:

	Unrealized	Unrealized
	gain (loss)	gain (loss) on	Foreign
	on	hedging	currency
	securities	activities	translation	Total
Balance at January 1, 2004	1,365	(7,147)	(10,679)	(16,461)
Change of tax rate	(25)	(406)	—	(431)
Changes, net of income tax	1,096	4,032	(3,696)	1,432
Realized, net of income tax	(2,655)	268	—	(2,387)

Balance at December 31, 2004	(219)	(3,253)	(14,375)	(17,847)
Changes, net of income tax	602	—	14,386	14,988
Realized, net of income tax	(8)	3,253	—	3,245

Balance at December 31, 2005	375	—	11	386
Changes, net of income tax	15	—	800	815
Realized, net of income tax	(15)	—	—	(15)

Balance at December 31, 2006	375	—	811	1,186

(26) REVENUES

Year ended December 31,	2006	2005	2004
Revenues from services	4,436,849	4,081,131	3,797,491
Revenues from sales of merchandise	322,711	284,116	245,377

Operating revenues	4,759,560	4,365,247	4,042,868

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(27) OTHER OPERATING INCOME

Year ended December 31,	2006	2005	2004
Rental revenue	10,104	9,936	10,503
Own work capitalized	28,813	29,857	26,592
Foreign exchange gains	1,004	—	2,397
Other	19,251	15,019	11,004

Other operating income	59,172	54,812	50,496

     Own work capitalized represents the value of work performed for own purposes consisting mainly of employee costs, material expenses and direct overhead capitalized as part of property, plant and equipment and software. Foreign exchange gains and losses are netted and are reported as other operating income or other operating expenses depending if a net gain or a net loss is reported:

Year ended December 31,	2006	2005	2004
Foreign exchange gains	4,463	783	10,482
Foreign exchange (losses)	(3,459)	(1,282)	(8,085)

Net foreign exchange gains (losses)	1,004	(499)	2,397

(28) OTHER OPERATING EXPENSES

Year ended December 31,	2006	2005	2004
Interconnection	535,791	489,585	452,171
Repairs	186,522	176,144	177,277
Services received	264,135	238,478	206,446
Advertising and marketing	271,559	229,580	198,138
Other support services	109,132	110,076	109,721
Rental expenses	88,762	83,534	79,206
Commission expenses	67,413	56,409	41,301
Bad debt expenses	34,323	43,393	23,597
Legal and other consulting	37,283	38,862	40,353
Travel expenses	25,633	22,777	22,302
Energy	25,496	23,599	21,824
Training expenses	13,245	12,928	11,657
Other taxes	8,853	6,185	8,023
Net loss from retirement of fixed assets	1,430	7,839	28,795
Foreign exchange losses	—	499	—
Other	88,835	73,021	67,527

Total	1,758,412	1,612,909	1,488,338

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(29) COMMITMENTS AND CONTINGENCIES
     The following table shows the purchase obligations:

Years	2006	2005
Up to 1 year (short-term)	252,855	503,868
1 to 3 years	34,757	543,708
4 to 5 years	9,550	3,635
After 5 years	24,695	—

Total	321,857	1,051,211

     These obligations include purchase commitments for property, plant and equipment as well as for intangible assets and other non-cancelable contractual commitments such as service agreements and interconnection obligations. Of these purchase obligations, EUR 95,672 and EUR 341,069 relate to property, plant and equipment and intangible assets as of December 31, 2006 and 2005, respectively.
     As of December 31, 2006 and 2005, the Company has incurred lease obligations totaling EUR 718,997 and EUR 862,501, respectively, in connection with the cross border lease transactions (note (20)) which were not recorded as a liability in accordance with SIC 27 and the framework. In 2001, two banks issued letters of credit to the trust for the liabilities of the Company resulting from the 1998 and 1999 transactions. As of December 31, 2006 and 2005, these letters of credit totaled EUR 60,885 and EUR 70,774.
     In 2006, the Austrian consumer organization brought action against our subsidiary mobilkom austria AG regarding its billing model. Most of mobilkom Austria AG’s tariffs of voice services are billed 60/30, which means that every first minute and thereafter every half minute of a phone call is billed regardless of the duration of a call which might be shorter than the billed unit. mobilkom austria AG did not recognize a provision because it is not probable that an outflow of resources will be required to settle the obligation. The maximum potential exposure amounts to EUR 5,646.
     In the normal course of business, the Company is subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to interconnection. Such matters are subject to many uncertainties, and outcomes are not predictable with certainty. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2006. These matters could affect the operating results or cash flows of any one quarter when resolved in future periods. However, management believes that after final disposition, any monetary liability or financial impact to the Company beyond that provided for at year-end would not be material to its consolidated financial statements.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(30) CASH FLOW STATEMENT
     The following is a summary of supplemental cash flow information:

Year ended December 31,	2006	2005	2004
Cash paid for
Interest	150,366	145,709	161,057
Income taxes	95,960	57,349	23,330

Cash received for
Interest	4,650	14,148	8,080
Income taxes	157	—	—
     Cash and cash equivalents acquired in acquisitions totaled EUR 28,638 in 2005.
(31) SEGMENT REPORTING
     The following segment information has been prepared in accordance with IAS 14, “Segment Reporting”. The accounting policies of the segments are the same as those described in note (1).
     The Company operates in three business segments: wireline, wireless and other activities. These segments are determined based on the nature of services provided and reflect the management structure of the organization. The reporting system reflects the internal financial reporting and the predominant sources of risks and returns in the Company’s businesses.
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
     Other activities contain the financing and other activities of the Company.
     Segment revenue, segment expenses and segment results include transfers between business segments and between geographical segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar products. Those transfers are eliminated in consolidation.
     Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges. The Company uses adjusted EBITDA to measure the performance of segments because it is commonly used in the telecommunications industry as a comparative measure of financial performance. In addition, the Company believes it is a widely accepted indicator of its ability to incur and service debt.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)

			Other
	Wireline	Wireless	activities	Eliminations	Consolidated
Year ended December 31, 2006
External revenues	1,948,928	2,810,662	(30)	—	4,759,560
Intersegmental revenues	170,590	91,924	—	(262,514)	—

Total revenues	2,119,518	2,902,586	(30)	(262,514)	4,759,560
Other operating income	48,034	14,868	—	(3,730)	59,172
Segment expenses	(1,438,152)	(1,742,051)	(456)	268,747	(2,911,912)

Adjusted EBITDA (excl. Impairment charges)	729,400	1,175,403	(486)	2,503	1,906,820
Impairment charges	(7,938)	(2,542)	—	—	(10,480)

Adjusted EBITDA (incl. Impairment charges)	721,462	1,172,861	(486)	2,503	1,896,340
Depreciation and amortization	(628,635)	(495,717)	—	421	(1,123,931)

Operating income	92,827	677,144	(486)	2,924	772,409
Interest income					20,050
Interest expense					(133,498)
Equity in earnings of affiliates					20
Other income					(1,080)
Tax expense					(96,061)

Net income					561,840

Segment assets	4,446,606	5,003,399	2,874,172	(4,764,488)	7,559,689
Segment liabilities	(2,704,528)	(2,336,162)	(2,870,029)	3,174,546	(4,736,173)
Capital expenditures	283,937	712,789	—	—	996,726
Other non-cash expenses	25,432	37,786	(14)	—	63,204

			Other
	Wireline	Wireless	activities	Eliminations	Consolidated
Year ended December 31, 2005
External revenues	1,965,366	2,399,834	47	—	4,365,247
Intersegmental revenues	158,518	85,003	—	(243,521)	—

Total revenues	2,123,884	2,484,837	47	(243,521)	4,365,247
Other operating income	50,699	10,514	—	(6,401)	54,812
Segment expenses	(1,385,206)	(1,527,620)	(148)	251,421	(2,661,553)

Adjusted EBITDA (excl. Impairment charges)	789,377	967,731	(101)	1,499	1,758,506
Impairment charges	(16,317)	(1,071)	—	—	(17,388)

Adjusted EBITDA (incl. Impairment charges)	773,060	966,660	(101)	1,499	1,741,118
Depreciation and amortization	(705,010)	(416,850)	—	420	(1,121,440)

Operating Income	68,050	549,810	(101)	1,919	619,678
Interest income					32,663
Interest expense					(144,917)
Equity in earnings of affiliates					570
Other income					5,210
Tax expense					(104,271)

Net income					408,933

Segment assets	4,751,075	4,841,827	2,713,676	(4,609,850)	7,696,728
Segment liabilities	(2,694,599)	(2,426,508)	(2,700,869)	3,044,014	(4,777,962)
Capital expenditures	314,145	313,494	—	—	627,639
Other non-cash expenses	36,826	30,831	7	—	67,664

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)

			Other
	Wireline	Wireless	activities	Eliminations	Consolidated
Year ended December 31, 2004
External revenues	2,004,109	2,038,731	28	—	4,042,868
Intersegmental revenues	166,361	82,661	—	(249,022)	—

Total revenues	2,170,470	2,121,392	28	(249,022)	4,042,868
Other operating income	43,719	11,734	—	(4,957)	50,496
Segment expenses	(1,395,233)	(1,355,590)	(67)	243,075	(2,507,815)

Adjusted EBITDA (excl. Impairment charges)	818,956	777,536	(39)	(10,904)	1,585,549
Impairment charges	(1,334)	—	—	—	(1,334)

Adjusted EBITDA (incl. Impairment charges)	817,622	777,536	(39)	(10,904)	1,584,215
Depreciation and amortization	(757,176)	(357,993)	—	421	(1,114,748)

Operating Income	60,446	419,543	(39)	(10,483)	469,467
Interest income					17,497
Interest expense					(142,109)
Equity in earnings of affiliates					552
Other income					10,499
Tax expense					(135,468)

Net income					220,438

Segment assets	4,710,046	3,050,803	1,250,757	(2,330,465)	6,681,141
Segment liabilities	(2,678,892)	(1,440,405)	(1,250,406)	1,487,002	(3,882,701)
Capital expenditures	280,390	267,779	—	—	548,169
Other non-cash expenses	32,417	14,038	8	(9)	46,454
     The segments are reported on a consolidated basis. Segment assets and segment liabilities do not include income tax assets and income tax liabilities. The elimination and reconciliation column contain the reconciliation of segment assets and liabilities to consolidated total assets and liabilities. Capital expenditures, as well as depreciation and amortization, relate to property, plant and equipment and intangible assets.
     Other non-cash expenses mainly consist of pension expense, compensation expenses for stock option programs, compensation expenses for EPP, accretion expense and additions to provisions for bad debt.
     Telekom Austria provides geographical segment reporting as secondary segment information. External revenues are allocated by geographical location of Telekom Austria’s customers. Segment assets and capital expenditures are reported by geographical location of assets. The following table presents selected financial information by the main geographical regions:

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)

					Reconciliation
	Austria	Bulgaria	Croatia	other countries	& Eliminations	Consolidated
Year ended December 31, 2006
External revenues	3,243,155	570,473	390,258	555,674	—	4,759,560
Segment assets	6,673,404	1,828,582	475,553	314,735	(1,732,585)	7,559,689
Long lived assets	3,594,950	1,089,435	283,053	103,613	—	5,071,051
Capital expenditures	803,234	100,046	64,595	28,851	—	996,726

Year ended December 31, 2005
External revenues	3,254,530	259,216	367,048	484,453	—	4,365,247
Segment assets	6,975,187	1,828,554	498,059	310,824	(1,915,896)	7,696,728
Long lived assets	3,713,357	1,135,247	296,358	102,088	—	5,247,050
Capital expenditures	488,066	52,977	71,152	15,444	—	627,639

Year ended December 31, 2004
External revenues	3,284,832	2,050	329,613	426,373	—	4,042,868
Segment assets	6,388,418	—	385,146	174,843	(267,266)	6,681,141
Long lived assets	4,188,827	—	290,420	110,211	—	4,589,458
Capital expenditures	440,935	—	89,148	18,086	—	548,169
(32) REMUNERATION PAID TO THE MANAGEMENT AND SUPERVISORY BOARD
     In 2006, 2005 and 2004, remuneration expenses for members of the Management Board amounted to EUR 1,385, EUR 1,537 and EUR 1,374 and attributable bonuses of EUR 1,619, EUR 1,314 and EUR 750, respectively. Benefits derived from the stock option programs amounted to EUR 3,364, EUR 867 and EUR 1,499 in 2006, 2005 and 2004, respectively. The actual bonuses depend on specific performance goals and are finally determined in the subsequent year. Fees paid to the members of the Supervisory Board totaled EUR 188, EUR 114 and EUR 101 in 2006, 2005 and 2004, respectively.
     In January 2006, the Company announced the resignation of Chief Executive Officer (CEO) Mr. Heinz Sundt as of May 23, 2006. On May 24, 2006, Mr. Boris Nemsic became CEO of the Company in addition to his position as CEO of mobilkom austria. Mr. Rudolf Fischer became successor deputy CEO. The Company’s Supervisory Board extended their management mandates for five years until April 30, 2011.
     On October 23, 2006, Hans Tschuden was appointed by the Supervisory Board as new Chief Financial Officer of Telekom Austria AG for a period of 5 years until March 31, 2012. Mr. Tschuden will succeed Stefano Colombo and will commence on April 1, 2007.
     Key Management personnel compensation was as follows:

	2006	2005	2004
Year ended December 31,
Short-term employee benefits	14,065	11,827	9,101
Long-term employee benefits	2	2	—
Post-employment benefits	715	610	614
Termination benefits	1,665	2,856	336
Share-based payments	4,033	8,350	6,304

Total	20,480	23,645	16,355

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(33) EMPLOYEES
     The average number of employees during the business years 2006, 2005 and 2004 was 15,493, 14,403 and 13,639, respectively. As of December 31, 2006, 2005 and 2004, respectively, the Company employed 15,428, 15,595 and 13,307 employees in full time equivalents.
(34) SUBSEQUENT EVENTS
     The Management Board approved the financial statements on February 21, 2007.
     Based on the approval by the Supervisory Board, an additional (“fourth” or “ESOP 2007+”) tranche of 4,047,472 options was granted to the eligible employees of Telekom Austria under the extension of Stock Option Plan 2004 (see note (22)) on January 8, 2007. The extension of the original Stock Option Plan 2004 (“Stock Option Plan 2004 Extension”) for another three tranches in the years 2007, 2008 and 2009 was authorized at the last Annual General Shareholder’s Meeting on May 23, 2006. The exercise price for the fourth tranche of Euro 20.34 was defined as the average quoted closing price of Telekom Austria stock during a period of twenty trading days ending two days before the granting of options. For every 30 (25) options awarded an eligible employee (Management Board member) must hold one ordinary share until exercise. Vesting of the stock options awarded is based on the performance of basic earnings per share adjusted for certain effects. The options have a vesting period of 12 months from the grant date and an exercise period of three years after they have vested. Telekom Austria may exercise the authorization for a conditional increase in the Company’s share capital up to EUR 9,815 (corresponding to 4,500,000 shares). The conditional capital increase will only take place if the Company does not decide to serve the options by means of treasury shares or cash compensation.
     Telekom Austria intends to establish a holding structure, which will manage and support the wireline and wireless segments and be the interface with the financial community. The holding organization will represent all segments of the Company, consolidate the strategy and set the financial targets for the Company as a whole. The holding Company will be headed by Boris Nemsic, Rudolf Fischer and Hans Tschuden, the latter will assume the position of CFO as of April 1, 2007. The newly established “Telekom Austria Fixnet AG” will take over the sole responsibility for the wireline segment in full separation from the holding functions of Telekom Austria. It is planned that this change in the legal structure will be presented for shareholders’ approval at the Annual General Meeting in 2007 and will take effect retroactively as of January 1, 2007. The segment information of prior years will be adjusted accordingly for comparative purposes as soon as the new organization is in place (in accordance with IAS 14 “Segment Reporting”).
     On December 20, 2006, Telekom Austria agreed to acquire 100 % of the share capital of the operating companies of eTel for a purchase price of approximately EUR 90,000. The transaction includes all operating activities of eTel in Austria, Hungary, Czech Republic, Slovakia, Germany and Poland. eTel is a European integrated operator owned by a consortium of international investors with operations in Austria and Central-Eastern Europe. In 2005, eTel had revenues of approximately EUR 100,000. Merger control approval is pending and the transaction is expected to close in the first quarter of 2007.
     On February 5, 2007 Telekom Austria announced that its mobile subsidiary, mobilkom austria, won the tender for the GSM 900/1800 license for the Republic of Macedonia. The cost of the license amounted to EUR 10,000. The license shall be granted for a period of 10 years, renewable for a further 10 years. mobilkom austria will enter into negotiations to finalize the license contract. The license conditions include a requirement to launch operations within 6 months following the license grant date and to provide specified coverage levels of the population within specified time periods.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(35) AFFILIATED COMPANIES

Share in capital
as of Dec. 31, 2006
Name and Corporate Seat	%
Fully consolidated subsidiaries:
Telekom Finanzmanagement GmbH, Vienna	100.00
Telekom Projektentwicklungs GmbH, Vienna	100.00
Telekom Austria Personalmanagement GmbH, Vienna	100.00
Telekom Austria Fixnet AG, Vienna	100.00
Telekom Austria Finance BV, Amsterdam	100.00
mobilkom austria AG, Vienna	100.00
mobilkom austria group services GmbH, Vienna	100.00
mobilkom Beteiligungsgesellschaft mbH, Vienna	100.00
mobilkom Bulgarien Beteiligungsverwaltungs GmbH, Vienna	100.00
mobilkom Bulgarien Geschäftsentwicklungs GmbH, Vienna	100.00
mobilkom CEE Geschäftsentwicklungs GmbH, Vienna	100.00
mobilkom CEE Beteiligungsverwaltung GmbH, Vienna	100.00
mobilkom liechtenstein AG, Vaduz	100.00
Jet2Web Hungary Kft, Budapest	100.00
Jet2Web Slowakia s.r.o., Bratislava	100.00
TA Mreža d.o.o., Ljubljana	100.00
Czech On Line a.s., Prague	100.00
World-Direct eBusiness Solutions GmbH, Vienna	100.00
Österreichische Fernmeldetechnische Entwicklungs- und Fördergesellschaft m.b.H., Vienna	100.00
A1 Bank AG, Vienna	100.00
3G Mobile Telecommunications GmbH, Vienna	100.00
paybox central eastern europe AG, Munich	100.00
Vipnet d.o.o., Zagreb	100.00
Vipnet usluge d.o.o., Zagreb	100.00
Si.mobil telekomunikacijske storitve d.d., Ljubljana	100.00
TopNet d.o.o, Belgrade	100.00
Alabin 48 OOD, Sofia	100.00
Mobiltel EAD, Sofia	100.00
GPS Bulgaria AD, Sofia	90.00
Teleport Bulgaria AD, Sofia	100.00
Homer Receivables Purchasing Company Limited, Dublin (Special Purpose Entity)

Affiliated companies consolidated using the equity method:
paybox austria GmbH, Vienna	83.33
Omnimedia Werbegesellschaft mbH, Vienna	26.00
Output Service GmbH, Vienna	25.10
     All affiliated companies have December 31 as their reporting date except for Omnimedia which has June 30 as its reporting date.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
(36) RECONCILIATION TO U.S. GAAP
     The consolidated financial statements of the Company have been prepared in accordance with IFRS as described in note (1). These principles and practices differ in various respects from U.S. GAAP. The differences that affect net income for the years ended December 31, 2006, 2005 and 2004 and shareholders’ equity as of December 31, 2006 and 2005 are set out in the reconciliation below:

		For the years ended December 31,
	Notes	2006	2005	2004
Net income under IFRS		561,840	408,933	220,438
Adjustments
American call option	a	—	—	(6,108)

Provisions for pensions and similar obligations	b	(749)	(525)	(404)
Termination benefits	c	13,027	—	—
Asset retirement obligation	d	(1,176)	3,320	—
Minority interests	e	(24)	(2)	(631)
Intangible assets	f	522	7,303	—
Change in tax rate	g	—	427	(433)
Deferred tax credit	h	(8,690)	—	—
Other	k	(85)	218	687
Tax effect of U.S. GAAP adjustments	i	(3,116)	(2,528)	(7,606)
Differences in accounting for income taxes	j	59,223	—	21,320

Net income under U.S. GAAP		620,772	417,146	227,263

Basic and diluted earnings per share under U.S. GAAP		1.31	0.85	0.46

		At December	At December
	Notes	31,2006	31,2005
Shareholders’ equity under IFRS		2,823,516	2,918,766
Adjustments:
Provisions for pensions and similar obligations	b	(7,224)	12,671
Termination benefits	c	13,027	—
Asset retirement obligation	d	2,144	3,320
Minority interests	e	(41)	(17)
Intangible assets	f	(5,478)	(6,000)
Deferred tax credit	h	(8,690)	—
Other	k	476	554
Tax effect of U.S. GAAP adjustments	i	1,054	(613)
Differences in accounting for income taxes	j	—	(59,223)

Shareholders’ equity under U.S. GAAP		2,818,784	2,869,458

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     a) American call option
     In accordance with IAS 39, option contracts on equity instruments are recorded as derivative financial instruments (asset) and valued at fair market value at each balance sheet date if settlement of the contract is either physical delivery of the shares or cash.
     Under U.S. GAAP, the original acquisition of the American call options was accounted for as permanent reduction of equity under the provisions of EITF 00-19, as the underlying share was the share of Telekom Austria AG. In accordance with that provision proceeds from the sale of the options were credited, net of tax, directly to additional paid-in capital in the accompanying statement of changes in shareholders’ equity and was not subsequently remeasured.
     In 2004, when the American call options were exercised, the fair value of the American call options represented ancillary cost of the treasury shares acquired. This resulted in different acquisition costs under IFRS and U.S. GAAP for the treasury shares. The effect on net income in 2004 was the increase in the market value in 2004 until the date of exercise under IFRS which was reversed for U.S. GAAP purposes. Upon exercise of the call options, the difference in shareholder’s equity under IFRS and U.S. GAAP has been eliminated.
     b) Provisions for pensions and similar obligations
     Under IFRS, the Company elected the option to defer and amortize actuarial gains and losses exceeding a corridor of 10% (the “corridor approach”) over the average remaining service period of active employees. However, applying the exemption for employee benefits of IFRS 1 upon adoption, the Company recognized all cumulative actuarial gains and losses at the date of transition to IFRS, and uses the corridor approach for actuarial gains and losses arising after the transition date.
     In accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, the corridor approach has been applied in all periods presented. Due to the difference in accounting for actuarial gains and losses that results from the adoption of IFRS, amortization deviates and results in higher employee cost under U.S. GAAP than IFRS of EUR 749, EUR 525 and EUR 404 in 2006, 2005 and 2004, respectively.
     The reconciling item relates to the recognized cumulative actuarial losses under IFRS as follows:

	Severance liability	Pension liability
December 31, 2006
Liability in accordance with IFRS	51,634	8,862
Unrecognized net loss (gain) under IFRS	8,046	(822)

Defined (Projected) benefit obligation (liability recorded) in accordance with U.S. GAAP	59,680	8,040

December 31, 2005

Liability in accordance with IFRS	46,644	7,133
Unrecognized net gain (loss) under IFRS	12,286	(736)

Defined (Projected) benefit obligation	58,930	6,397
Unrecognized net gain (loss) under U.S. GAAP	(26,408)	2,186

Liability in accordance with U.S. GAAP	32,522	8,583

     As of December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
introducing compulsory changes regarding defined benefit pension and other postretirement and post employment plans (defined benefit plans). The overfunded or underfunded status of defined benefit plans (actuarial gains or losses, prior service costs or credits, transition asset or obligation) is recognized as an asset or liability in the statement of financial position. Actuarial gains or losses are not recognized as a component of net periodic benefit cost, but are recognized in other comprehensive income and amortized over the average remaining life expectancy of active employees to net periodic benefit cost.
     The following table shows the adjustments made by the Company to its individual line items in accordance with SFAS 158 as of December 31, 2006:

	Before		After
	application of		application of
	SFAS 158	Adjustments	SFAS 158
Liability for pension benefits	(10,207)	2,167	(8,040)
Liabilities for severance benefit	(38,375)	(21,305)	(59,680)
Accumulated other comprehensive income, net of tax	(8,359)	14,353	5,994
Net deferred tax asset non-current	45,099	4,785	49,884
     The adjustment to accumulated other comprehensive income represents unrecognized actuarial gains and losses. The Company has no unrecognized prior service cost or a transition obligation.
     c) Voluntary termination incentive program to civil servants and other employees
     As described in note (21), the Company has offered certain termination benefits to civil servants and other employees. Under IFRS the Company accrues such benefits in accordance with IAS 19 when the obligation is deemed probable (EUR 13,027).
     Under U.S. GAAP, in accordance with SFAS 88 for special termination benefits, the Company is only allowed to recognize a liability when the employees accept the offer and the amount can be reasonably estimated. As no civil servants or other employees have accepted the offer before December 31, 2006, the Company did not recognize a liability.
     d) Asset retirement obligation
     Under U.S. GAAP, the Company accounts for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations”. The Company records the fair value of an asset retirement obligation as a liability in the period in which the legal obligation associated with the retirement of a tangible long-lived asset is incurred. An amount equal to the initial obligation is recorded as an increase to the carrying amount of the related long-lived asset and depreciated over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement.
     The Company adopted SFAS No. 143 as of January 1, 2003 and recorded additions to long-lived assets, asset retirement obligation and a cumulative change in accounting principles. As January 1, 2003 was determined to be the transition date for the conversion of the financial statements to IFRS, assets and liabilities under U.S. GAAP and IFRS were the same on January 1, 2003, however, no change in accounting principles was recorded for IFRS purposes on the transition date, but the amount was recognized in retained earnings in accordance with IFRS 1. For

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
2003 the same interest rate was applied for the entire obligation for IFRS and U.S. GAAP resulting in an identical asset retirement obligation as of January 1, 2004.
     In accordance with SFAS 143 changes in the measurement of the liability of an existing decommission obligation resulting from an upward revision of the undiscounted estimated cash flows are treated as a new liability and are discounted at the current interest rate. The resulting amount is debited to the carrying amount of the long-term asset and credited to the liability. For any downward revisions of estimated future cash flows, the amount of the liability to be removed from the existing accrual is determined by discounting the change in cash flows at the historical interest rate that was used at the time when the obligation was originally recorded. The amount of the downward revision is debited to the accrual and credited to the related asset or other operating income if the downward adjustment exceeds the carrying amount of the related assets. The decommissioning obligation is not required to be revised to reflect the effect of a change in the current market-assessed discount rate. Revisions to the asset retirement obligation result in adjustments of capitalized asset retirement costs and will affect subsequent depreciation of the related asset. Such adjustments are depreciated on a prospective basis.
     Under IAS 16 “Property, Plant and Equipment”, the estimated cost of dismantling and removing the asset and restoring the site are a component of directly attributable cost of an item of property, plant and equipment to the extent that it is recognized as a provision under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. In accordance with IFRS 1, the Company measured the liability as of the date of transition to IFRS in accordance with IAS 37. Therefore the Company estimated the amount that would have been included in the cost of the related assets when the liability first arose, by discounting the liability as of that date using its best estimate of the historical risk-adjusted discount rates that would have applied for that liability over the intervening period. The Company calculated accumulated depreciation for that amount as of the transition date on the basis of current estimates of the useful life of the assets.
     Additionally, in accordance with IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, changes in the measurement of an existing decommission, restoration and similar liability that result from changes in the estimated timing or amount of the outflow of resources required to settle the obligation, or a change in the discount rate shall be added to the carrying amount of the related asset or deducted from the cost of the asset not exceeding the carrying amount of the asset with any excess recognized as a gain which is presented in other operating income.
     In contrast to U.S. GAAP, under IFRS the entire future retirement obligation is discounted at the current interest rate as of each date of evaluation, whereas under U.S. GAAP, the obligation is generally not re-measured due to the changes in the risk adjusted interest rate.
     The estimated retirement obligation under IFRS and U.S. GAAP for the periods ended December 31, 2006 and 2005 developed as follows:

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)

	IFRS	U.S. GAAP
Asset retirement obligations as of January 1, 2005	65,535	38,261
Foreign exchange differences	167	167
Addition from acquisition of Mobiltel	2,502	2,502
Change in estimate	12,846	2,558
Liability incurred in the current period	2,808	2,808
Accretion expense	3,187	3,087
Settlements	(1,340)	(1,274)

Asset retirement obligations as of December 31, 2005	85,705	48,109

Foreign exchange differences	36	35
Change in estimate	(17,760)	1,696
Liability incurred in the current period	3,925	3,925
Accretion expense	3,380	3,292
Releases	(263)	(249)
Settlements	(2,318)	(2,237)

Asset retirement obligations as of December 31, 2006	72,705	54,571

     Due to the different valuation methods of the asset retirement obligation in case of changes in the applicable interest rates and resulting different carrying values of the assets under IFRS the related amounts in the statements of operations are different from the amounts that would have been reported under U.S. GAAP. The differences are due to the following:

Year ended December 31	2006	2005	2004
Accretion expense	88	100	—
Gain from change in estimate	(2,900)	(2,252)	—
Depreciations	1,442	1,202	—
Net carrying value of assets retired/disposed of	213	4,336	—
Other	(19)	(66)	—

Total	(1,176)	3,320	—

     Accretion expense under IFRS differs from U.S. GAAP due to different amounts of asset retirement obligations recognized and different interest rates applied under U.S. GAAP and IFRS.
     Additionally, accretion expense is reported in operating expenses under U.S. GAAP and in interest expense under IFRS. In 2006, 2005 and 2004, respectively EUR 3,380, EUR 3,187 and EUR 6,173 would therefore be reclassified from interest expense to other operating expenses for U.S. GAAP purposes.
     Gains from change in estimate result from the downward revision of the asset retirement obligation not covered by the carrying amount of related assets.
     e) Minority interests
     In accordance with IAS 1, “Presentation of Financial Statements”, minority interests are reported as a component of stockholder’s equity, while under U.S. GAAP minority interests are classified as liabilities. Additionally, the attributable net income to minority interests deviate from the amount reported under U.S. GAAP due to the different accounting principles applicable under IFRS and U.S. GAAP.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     Additionally, the portion of net income applicable to minority shareholders is reported as an expense under U.S. GAAP but not under IFRS.
     f) Intangible assets
     Under IFRS, if the potential benefit of the acquiree’s income tax loss carry-forwards did not satisfy the criteria for separate recognition when a business combination initially was accounted for but was subsequently realized, the acquirer shall recognize that benefit as income. The acquirer further shall reduce the carrying amount of goodwill to the amount that would have been recognized if the deferred tax asset had been recognized as an identifiable asset from the acquisition and recognize the reduction in the carrying amount of goodwill as an expense.
     Under U.S. GAAP, the Company recognizes deferred tax assets or liabilities for differences between the assigned values and the tax bases of assets and liabilities recognized in a business combination. If a valuation allowance is recorded on a deferred tax asset for an acquired entity’s deductible temporary differences or operating loss or tax credit carry-forwards at the acquisition date, the tax benefits recognized in subsequent years due to a reassessment of that valuation allowance are applied (i) to reduce to zero any goodwill related to the acquisition, (ii) to reduce to zero other non-current intangible assets related to the acquisition, and (iii) to reduce income tax expense.
     Under U.S. GAAP, in 2004 this resulted in the reduction of intangible assets and assets held for sale, previously acquired in a business combination. Under IFRS the total tax benefit of the subsequent recognition of deferred tax assets from the tax loss carry-forward was recognized as income tax benefit, because no goodwill was recognized at the initial accounting for the business combination.

	IFRS	U.S. GAAP	Reconciliation
December 31, 2006
Intangible assets	5,478	—	5,478
Deferred tax assets	10,531	11,901	1,370

December 31, 2005
Intangible assets	6,000	—	6,000
Deferred tax assets	11,534	13,034	1,500

December 31, 2004
Intangible assets	6,521	—	6,521
Assets held for sale	6,782	—	6,782
Deferred tax assets	12,817	16,142	3,325
Recognized tax benefit, net of change in tax rate	12,817	2,839	9,978
     The income effects recorded in 2006 and 2005, respectively, contain the amortization of EUR 522 and EUR 521 of the intangible assets under IFRS which were reversed for U.S. GAAP purposes. Additionally, in 2005 the asset held for sale was actually sold and the carrying value of EUR 6,782 was expensed under IFRS and reversed for U.S. GAAP purposes resulting in a net income effect in 2005 of EUR of 7,303. Under IFRS the Company recognized a tax benefit in 2004, net of change in tax rate of EUR 12,817, whereas under U.S. GAAP the tax benefit amounted to EUR 2,839. The related difference of EUR 9,978 is reported in the line tax effect of U.S. GAAP adjustments.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     g) Change in tax rate
     In accordance with IAS 12, unrecognized gains and losses from cash flow hedge are recorded net of tax. The recognized income tax amount recorded in equity was adjusted to reflect a change in tax rate in 2004 in Austria from 34% to 25%.
     In accordance with SFAS 109, the income tax items recorded through other comprehensive income are not adjusted when the change in tax rate occurs but only when the items are realized.
     All cash flow hedges were realized in 2005. Therefore, the related income tax which was recorded in U.S. GAAP other comprehensive income at the tax rate before the change of the tax rate in 2004 was also recognized in income in 2005 (EUR 427).
     h) Differences in accounting for income taxes – intragroup loss
     As discussed in Note (23) under IFRS, the Company recognized the tax benefit of EUR 8,690 resulting from an intragroup loss arising from the sale of 100% of the shares of one of its subsidiaries in 2003. In accordance with U.S. GAAP, this intragroup loss was eliminated in the consolidated financial statements and a deferred credit of EUR 8,690 was recorded in accordance with Accounting Research Bulletin No. 51”Consolidated Financial Statements”.
     The deferred credit associated with this intragroup transaction will not be recognized in income for U.S. GAAP purposes until the tax benefit is either realized through a third party transaction, meaning the subsidiary is sold to a third party, or liquidated.
     i) Tax effect of U.S. GAAP adjustments
     The adjustment relates to the tax effect of the above adjustments of provisions for pensions and similar obligations, termination benefits and asset retirement obligation. Additionally, in 2004 a tax effect of EUR 9,978 is included resulting from the recognition of income tax loss carry-forwards (see item f) Intangible assets).
     j) Differences in accounting for income taxes – for taxable differences on investments in subsidiaries
     Upon initial application of IFRS, the Company accounted for goodwill using the carrying amount under U.S. GAAP. However, with regards to the related deferred tax liability, the provisions of IAS 12 — which prohibit the recognition of a deferred tax liability upon the initial recognition of goodwill — were applied and, accordingly, no related deferred tax liability was recognized under IFRS.
     Further, under IFRS, push-down accounting is not addressed and therefore has not been applied. Accordingly, no difference in the IFRS carrying amount and tax carrying amount was caused by the original purchase price allocation. In addition, no deferred tax liability was recognized under IFRS on the taxable temporary differences related to investment in a nontaxable entity, due to the exemption provisions in IAS 12.39.
     Under U.S. GAAP, the Company recognized a deferred tax liability on the taxable temporary difference between the U.S. GAAP carrying amount and the respective tax carrying amount for the investment in the nontaxable entity, which was caused by the effects from the original push-down accounting adjustments resulting from a previous business combination. Due to the above differences, the Company recognized a deferred tax liability of EUR 59,223 which has not been recognized under IFRS.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     In 2006, the Company completed certain legal restructurings. As a result, certain entities merged, thereby eliminating the carrying amounts of the investment in the nontaxable entity for U.S. GAAP and tax purposes. In addition, the Company recognized the tax effects from the change in tax status of the nontaxable entity to a taxable entity in the 2006 income from continuing operations in accordance with the provisions of SFAS 109 under which a deferred tax liability or asset shall be recognized for temporary differences at the date that a nontaxable enterprise becomes a taxable enterprise. The effect of recognizing or eliminating the deferred tax liability or asset shall be included in income from continuing operations.
     Due to change in tax rate in Austria from 34% to 25% in 2004, this deferred tax liability was remeasured resulting in a deferred tax benefit of EUR 21,320.
     k) Other
     The line item other mainly relates to the effect of assets purchased that are not business combinations in which the amount paid differs from the tax basis of the asset. Under U.S. GAAP, the amount of the assigned asset and related deferred taxes are determined using a simultaneous equation method in accordance with EITF 98-11. For IFRS no deferred taxes are recognized for these basis differences.
(37) ADDITIONAL DISCLOSURES
Consolidated balance sheets
     Certain items in the consolidated balance sheet would be classified differently if presented under U.S. GAAP:
     Cross border lease
     The Company entered into the cross border lease transactions as described in note (20).
     Under IFRS the Company accounted for the assets and liabilities related to the PUA’s in accordance with SIC 27, “Evaluating the substance of Transactions Involving the Legal Form of a Lease” and the Framework. Furthermore the cash deposits, the securities purchased in connection with the payment undertaking agreements and the upfront payments received for the head lease and the lease obligations are not recorded in the balance sheet because under SIC 27, respective, lease liabilities are considered to be, in substance, defeased and are derecognized under IFRS and disclosed as contingent liabilites.
     Under U.S. GAAP, the Company accounted for the PUA’s in accordance with SFAS 140 which states that a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either the debtor pays the creditor for the liability or the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. As the PUAs state that nothing in these agreements shall release, relieve, modify, novate, waive or reduce the obligations of the lessee to any person under the lease, the Company’s lease obligation is not extinguished as Telekom Austria remains the primary obligor. Therefore the Company accounts for the assets (cash and securities deposited with the counterparties) and liabilities (lease obligation) related to the PUA on a gross basis (no derecognition of the lease obligation).

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     This resulted in financial assets and lease obligations recognized under US GAAP in excess of IFRS as follows:

At December 31,	2006	2005
Marketable securities held-to-maturity, non-current	125,901	139,705
Deposits under PUA	593,096	722,796
Lease Obligation	718,997	862,501
Thereof short-term lease obligation	121,434	113,319
     Therefore related interest expense and interest income are lower under IFRS than under US GAAP by EUR 48,403, EUR 56,421 and EUR 52,519 for the years ended 2006, 2005 and 2004, respectively. This had no impact on net income, as the interest expense and interest income offset each other.
Asset Backed Securitization Program
     As described in note (15) the Company entered into an asset backed securitization program with a Special Purpose Entity.
     Under IFRS, this program has been accounted for in accordance with SIC 12 as discribed in note (15) and accordingly the involved special purpose entity has been included in the consolidated financial statements principally, because under IFRS, the Company is deemed to be primary beneficiary of the activities of the special purpose entity and retains the majority of the residual or ownership risks.
     Under U.S. GAAP, management applied the guidance in SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, in accounting for the sale of receivables to its special purpose entity vehicle.
     In order to assess the criteria to preclude consolidation management evaluated the following four primary conditions required for Homer to be a qualifying special purpose entity (“QSPE“) under paragraph 35 of SFAS 140: (a) The QSPE must be demonstrably distinct from the transferor; (b) A QSPE is restricted as to its permitted activities; (c) Limits on what a QSPE may hold; (d) Limits on a QSPE’s selling or disposal of non-cash financial assets.
     Management determined that all four criteria have been met and therefore does not include QSPE in its consolidated financial statements under U.S. GAAP.
     In addition, the Company determined that transfers of accounts receivable to the QSPE meets the following three sale criteria of paragraph 9 of SFAS 140 and consequently, derecognizes the related accounts receivable from its consolidated balance sheets: (a) the transferred assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership; (b) each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor; (c) the transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
     In the years ended December 31, 2006 and 2005, trade accounts receivable of EUR 150,000 and EUR 31,500 were derecognized from the Company’s consolidated U.S. GAAP balance sheets and related allowances of EUR 20,422 and EUR 4,570 recorded for sold receivables were reclassified to accrued liabilites
     In the years ended December 31, 2006, 2005 and 2004 the following cash flows were received from and paid to the QSPE:

	2006	2005	2004
Gross trade receivables sold to the QSPE	3,038,661	3,044,009	2,861,686
Collections made on behalf of and paid to the QSPE	(3,036,684)	(3,105,085)	(2,806,644)
Deferred purchase price withheld	(864)	1,644	(9,771)
Unearned discount (withheld) reduced	(1,496)	(111)	(1,489)
Liquidity and program fees	(3,837)	(2,335)	(3,110)
Retained interests	—	9,142	(9,142)
(Increase) decrease in receivable from the QSPE	118,884	(73,599)	(49,140)

Net cash received from (paid to) QSPE during the period	114,664	(126,335)	(17,610)

     In accordance with SFAS No. 140, the Company has not recorded a servicing asset or liability as the benefits of servicing the receivables on behalf of the QSPE are just adequate to compensate for the cost of its servicing responsibilities, and as such the value of the servicing asset was approximately zero.
Deferred taxes
     In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities would be classified as current or non-current based on the classification of the related asset or liability. At December 31, 2006 and 2005, deferred tax assets and liabilities for U.S. GAAP were as follows:

At December 31,	2006	2005
Deferred tax assets – current	12,616	27,803
Deferred tax assets – non-current	70,311	44,945
Valuation allowance on deferred tax assets – non- current	(20,427)	(39,560)

Net deferred tax assets – non-current	49,884	5,385

Deferred tax liabilities – current	1,023	377
Deferred tax liabilities – non-current	51,298	42,236
     Regarding the change in the deferred tax liability from 2005 to 2006 see the explanation Retroactive accounting for final determination of purchase price allocation below.
Related parties
     In accordance with SFAS 57, “Related Party Disclosures” the Österreichische Post AG and its subsidiaries, a subsidiary of ÖIAG, the major shareholder of Telekom Austria AG (see note (1)) was classified as a related party.

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
However, in accordance with IAS 24, Post AG and its subsidiaries do not qualify as related parties. The amounts due to and from as well as revenues and expenses relating to Post AG were as follows:

At December 31,	2006	2005
Accounts receivable	17	4
Accounts payable	4,829	7,884

Revenues	45,857	57,116
Expenses	80,444	73,465
Retroactive accounting for final determination of purchase price allocation
     In accordance with IFRS 3, the Company has finalized its provisional accounting for the acquisition of Mobiltel and has adjusted prior year’s financial statements accordingly (see note (2)).
     Under U.S. GAAP, the Company has recognized additional uncertainties relating to income taxes and adjusted goodwill, income taxes payable and deferred tax liability, at the date of change, which was the third quarter 2006, based on management’s estimate. Therefore, as of December 31, 2005, goodwill, deferred tax liabilities and current liabilities under IFRS are in excess of EUR 39,440, EUR 32,943 und EUR 6,497 of U.S. GAAP.
Consolidated statements of operations
     In accordance with U.S. GAAP, the direct cost and production overhead capitalized as self-constructed property, plant and equipment and software are directly set off against the original expenses incurred.
     Under IFRS, these costs are recognized in other operating income. The amounts subject to reclassification in 2006, 2005 and 2004, respectively, are reported in note (27) as own work capitalized.
Consolidated cash flow statements
     The main difference results from the different presentation of the asset backed securitization program. Under IFRS, cash received or paid under the asset backed securitization program is presented as short-term debt and classified in the financing cash flow totaled EUR 118,935, EUR -124,265 and EUR -14,561 for the years ended December 31, 2006, 2005 and 2004, respectively. Under U.S. GAAP the Company reports the related cash flows as cash receipts from collections made on behalf of and paid to the QSPE, on a net basis in operating cash flows because these cash flows result from the sale and the derecognition of accounts receivable.
New accounting pronouncements
     SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and allows an entity to remeasure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. SFAS No. 155 is effective for financial instruments acquired or

TELEKOM AUSTRIA AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in EUR ‘000s)
issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact on its consolidated financial statements.
     SFAS No. 156, “Accounting for Servicing of Financial Assets” amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to address the recognition and measurement of separately recognized servicing assets and liabilities and to simplify efforts to obtain hedge-like (offset) accounting. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact on its consolidated financial statements.
     SFAS No. 157 , “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in GAAP, and requires enhanced disclosures about fair value measurements. This Statement applies when other accounting pronouncements require or permit fair value measurements; it does not require new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The Company is currently evaluating the impact on its consolidated financial statements.
     SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, permits entities to choose to measure many financial instruments and certain other items like firm commitments, non-financial insurance contracts and host financial instruments at fair value. This Statement is expected to expand the use of fair value measurement and is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact on its consolidated financial statements.
     FASB Interpretation (FIN) 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, “Accounting for Income Taxes”. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact on its consolidated financial statements.
     The Task Force issued EITF Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider” and reached a consensus that if the consideration given by a service provider to a manufacturer or reseller (that is not a customer of the service provider) can be linked contractually to the benefit received by the service provider’s customer, a service provider should use the guidance in EITF 01-9 to characterize the consideration. EITF 01-9 presumes that an entity should characterize cash consideration as a reduction of revenue unless an entity meets the requirements of paragraph 9 of EITF 01-9. Under EITF 01-9, other than cash consideration should be characterized as an expense. If the service provider does not control the form of the consideration provided to the service provider’s customer, the consideration should be characterized as other than cash. The consensus is effective for the first annual reporting period beginning after June 15, 2007. Entities should recognize the effects of applying the consensus on this Issue as a change in accounting principle through retrospective application to all prior periods under Statement 154. The Company is currently evaluating the impact on its consolidated financial statements.